Form 20-F
period 2001-12-31
CRUCELL NV
filed 2002-06-13
CIK 1126136

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 13, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2001

OR

☐	Transition Report pursuant to Section 13 or 15(D) of the Securities Exchange Act of 1934

For the transition period from N/A to N/A

Commission file number: 0-30962

Crucell N.V.
(Exact name of Registrant as Specified in its Charter)

Crucell N.V.
(Translation of Registrant's Name into English)

The Netherlands
(Jurisdiction of Incorporation or Organization)

Archimedesweg 4, 2333 CN Leiden, The Netherlands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
 None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share, par value €0.24	Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 Ordinary Shares, par value €0.24                            35,318,188

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        We were incorporated in October 2000 as the holding company for IntroGene, our predecessor company, following the merger of IntroGene and U-BiSys. On October 25, 2000, IntroGene B.V. changed its name to Crucell Holland B.V.; in this annual report we refer to this company as IntroGene. Following our creation, a reorganization took place such that each holder of IntroGene shares received one of our ordinary shares in exchange for each IntroGene share held. The reorganization effected a combination of entities under common control and accordingly, our financial statements reflect the historical carrying amounts of the assets and liabilities and the historical results of operations of IntroGene.

        On October 25, 2000, we executed a deed of issue of shares to effect a three-for-two stock split of our shares and options. We have adjusted all share, per share and option information in this document to reflect the stock split.

        Prior to 2000, we published our financial statements in Dutch guilders. We now publish our financial statements in euro. In this document, references to (1) "€", "EUR" and "euro" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on European Union, (2) "USD", "$" and "dollars" are to the currency of the United States and (3) "NLG" and "Dutch guilders" are to the currency of The Netherlands. We have converted certain amounts in this document, including our historical financial statements, into euro at the rate of EUR 1.00 to NLG 2.20371, the euro/Dutch guilder exchange rate fixed on January 1, 1999.

FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; technology and product development efforts; our ability to realize commercially valuable discoveries; our intellectual property portfolio; our ability to develop products and technologies suitable for commercialization; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

        These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We describe these risks and uncertainties in "Item 3—Key Information—Risk Factors". We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this document.

OTHER

        MAbstract™, PER.C6™ and AdVac™ are trademarks of Crucell Holland B.V. Other trademarks of Crucell N.V. or its wholly owned subsidiaries used in this report include Crucell™. All other trademarks, brand marks, trade names and registered marks used in this report are trademarks, brand marks, trade names or registered marks of their respective owners. Crucell N.V. and its wholly owned subsidiaries own a number of additional trademarks, including registered trademarks, that are not referenced in this report.

Item 1. Identity of Directors, Senior Management and Advisors

        This item is not applicable.

Item 2. Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3. Key Information

Selected Historical Financial Data

        The selected financial data presented below as at the end of each year in, and for each of the years in, the five-year period ended December 31, 2001, has been derived from:

  •
  in respect of the three years ended December 31, 2001, our audited historical financial statements included elsewhere in this annual report, which have been audited by Ernst & Young Accountants, independent auditors; and

  •
  in respect of the two the years ended December 31, 1998, our audited historical financial statements, which have not been included elsewhere in this annual report, and which have been audited by Ernst & Young Accountants, independent auditors.

        We have prepared our financial statements in accordance with U.S. GAAP. The selected historical financial data of Crucell should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the audited historical financial statements of Crucell included elsewhere in this annual report.

Crucell N.V.

	Years ended December 31,
	1997	1998	1999	2000	2001
	(in thousands, except share/ADS and per share/ADS data)
Consolidated Statement of Operations Data:
Revenues:
License	€136	€2,055	€2,228	€6,045	€7,972
Government grants and contract research	226	1,023	966	865	1,209

Total revenues	€362	€3,078	€3,194	€6,910	€9,181
Costs and expenses:
Research and development	3,105	3,158	5,328	7,189	17,392
Selling, general and administrative	1,653	3,367	5,043	8,218	8,875
Amortization of intangible assets	—	—	—	5,078	10,156
Stock based compensation	51	86	91	31,153	888
Acquired in-process research and development	—	—	—	84,141	—

Total costs and expenses	€4,809	€6,611	€10,462	€135,779	€37,311

Loss from operations	(4,447)	(3,533)	(7,268)	(128,869)	(28,130)
Interest income	162	356	777	914	6,205
Foreign currency gain/(loss)	—	—	—	(2,219)	463
Equity in losses of unconsolidated investments	—	—	(924)	(1.443)	(2,524)

Net loss	€(4,285)	€(3,177)	€(7,415)	€(131,617)	€(23,986)

Net loss per share/ADS—basic and diluted	€(0.56)	€(0.26)	€(0.42)	€(5.38)	€(0.68)
Weighted average shares/ADSs outstanding—basic and diluted	7,625,541	12,092,021	17,579,100	24,485,800	35,268,457

Crucell N.V.

Consolidated Balance Sheet Data:

	As of December 31,
	1997	1998	1999	2000	2001
	(in thousands)
Assets:
Cash and cash equivalents	€13,171	€22,751	€24,528	€136,056	€120,243
Total current assets	€13,528	€23,558	€25,983	€138,954	€124,861
Intangible assets(1)	—	—	—	€45,704	€35,548
Total assets	€13,821	€24,156	€29,344	€196,525	€175,259
Liabilities and shareholders' equity:
Total current liabilities	€1,909	€2,761	€3,602	€9,150	€10,546
Total shareholders' equity	€11,503	€21,032	€25,742	€187,375	€164,713
Total liabilities and shareholders' equity	€13,821	€24,156	€29,344	€196,525	€175,259

(1)
Net of accumulated amortization of €15,234 and €5,078 at December 31, 2001 and 2000 respectively.

Exchange Rate Information

        Before January 1, 1999, the Dutch guilder was a part of the European Monetary System exchange rate mechanism known as the EMS. Within the EMS, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, superseded the EMS on January 1, 1999 and the euro was introduced as the common European currency of some participating member countries of the European Monetary Union. Since this date, the euro has been the lawful currency of the EMU states. The following 11 member states participate in the EMU and have adopted the euro as their common currency: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg. The Netherlands, Portugal and Spain. The legal rate of conversion between Dutch guilders and the euro was established on January 1, 1999 at NLG 2.20371 = EUR 1.00. On January 1, 2002, the Dutch guilder was replaced by the euro as the legal currency of The Netherlands.

        As a consequence of this methodology, the comparative information included in this annual report for those prior periods depicts the same trends that would have been presented if we had continued to present financial information in our previous reporting currency, the Dutch guilder. The financial statements for periods prior to January 1, 1999 presented by us in euros will not be comparable to the financial statements of other companies that report in euros and that have restated amounts from a currency other than Dutch guilders.

        The following table sets forth, for the periods and years indicated, the high, low, average and year-end noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Dutch guilders for 1997 and 1998, and for euros for 1999 through 2001. For the period 1997 through 1998, the high, low, average and year-end Noon Buying Rates for the Dutch guilders are shown converted into euros at the exchange rate set by the Council of the European Union for use as of January 1, 1999 of EUR 1=NLG 2.20371 and expressed in euros per USD 1.00. These ratios may differ from the actual ratios used in the preparation of our financial statements and other financial information appearing in this annual report.

Year ended December 31,	High	Low	Average(1)	End of Period
	€	€	€	€
1997	0.97	0.79	0.89	0.92
1998	0.95	0.82	0.90	0.85
1999	0.97	0.85	0.94	0.99
2000	1.21	0.97	1.08	1.07
2001	0.95	0.84	0.89	0.89

(1)
The average of the Noon Buying Rates on the last business day of each month during the period indicated. See "Presentation of Financial and Other Information" on page 1 of this annual report.

        The following table sets forth, for the previous six months, the high and low Noon Buying Rates expressed in euros per USD 1.00.

	High	Low
	€	€
December 2001	0.91	0.87
January 2002	0.90	0.86
February 2002	0.88	0.86
March 2002	0.89	0.86
April 2002	0.90	0.88
May 2002	0.94	0.90

        On June 7, 2002, the latest practicable date before the filing of this annual report, the Noon Buying Rate was USD 1.00 = EUR 0.94. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

Risk Factors

        You should carefully consider all the information in this annual report, including these material risk factors.

        We have a history of net losses and we expect to continue to incur net losses. We may not achieve or maintain profitability.

        We have incurred net losses since incorporation. At December 31, 2001, we had an accumulated deficit of €174.1 million. We expect to have net losses and negative cash flow in the foreseeable future. The size of these net losses and negative cash flow will depend, in part, on:

  •
  the rate of growth, if any, in our licensing revenues;

  •
  our ability to develop products either on our own or through collaborations or strategic alliances; and

  •
  the level of our expenses and capital expenditures.

        We may never generate sufficient revenues to achieve profitability. Our revenues are dependent on the success of our three core technologies—PER.C6, MAbstract phage antibody-display and AdVac—and on our success and that of our licensees in developing commercially successful products based on these technologies. We do not have control over the ability of our licensees to develop commercially successful products based on our core technologies. We expect to continue to invest in order to enhance our core technologies and to invest in research and development of potential products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

        We may need additional capital in the future. If we do not raise this additional capital, we may have to curtail or cease operations.

        We expect that our future capital requirements will be substantial. Changes may occur that would consume available capital resources significantly sooner than we currently expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the research and development of our technologies and potential products. We also may need to raise additional capital if we make any acquisitions using cash consideration. We may seek additional funding through public or private financing, strategic alliances or other arrangements. We may not have access to additional financing and, if we do, it may not be on favorable terms. If we fail to raise sufficient funds, we will have to curtail or cease operations, reduce our capital expenditures, scale back our development of new products, reduce our workforce and license products or technologies to others that we otherwise would seek to commercialize ourselves.

        We expect that our interim results of operations will fluctuate, and this fluctuation could cause the price of our ordinary shares and ADSs to decline, causing investor losses.

        Our interim operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the price of our ordinary shares and ADSs to fluctuate significantly or decline. Some of the factors that could cause our operating results to fluctuate include:

  •
  the timing of entering into and the expiration of license agreements and co-development arrangements;

  •
  the success rate of our own and our licensees' discovery efforts leading to royalties and other payments;

  •
  the timing and willingness of our licensees to commercialize products which would result in royalties and other payments; and

  •
  general and industry specific economic conditions, which may affect our own and our licensees' research and development expenditures.

        A large portion of our expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of our expenses and our revenues. Accordingly, if revenues decline or do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses and will suffer losses accordingly. In addition, we plan to increase our research staff in 2002, which will increase our operating expenses in the foreseeable future. Due to the possibility of fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the price of our ordinary shares and ADSs would probably decline.

        If we or our licensees do not develop products based on our core technologies that are approved for sale and are commercially successful, we may be forced to cease operations.

        You must evaluate us in light of the uncertainties and complexities affecting our core technologies, none of which has yet been used to develop a product approved by the U.S. Food and Drug Administration for commercial use. Very little data exists regarding the safety and effectiveness of the type of products that we and our licensees are developing. All of our potential products, and those of our licensees, are either in research or in pre-clinical or, in select cases, clinical development. We and our licensees may not succeed in developing commercial products that are safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully. We have not, and many of our licensees have not, yet begun to clinically test any of the products being developed using our core technologies.

        Successful products will require significant development and investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior to their commercial distribution. We do not expect any of our potential products to enter clinical trials for at least the next year and we do not expect our licensees to commercially distribute products that use our technologies for at least the next three years. We and our licensees must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their products. Our research and development or that of our licensees may not establish that our technologies or our or their products are safe and effective, in which case regulatory authorities may not approve them. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees operate might limit our and their ability to develop commercially successful products.

        We rely on license and other revenues from the licensing of our PER.C6 platform and the licensing of products generated using our MAbstract phage antibody-display technology. If our licensees do not continue to use our PER.C6 technology or if they terminate their agreements with us, we will earn less or no revenue from our license agreements with them.

        License revenues from our PER.C6 platform and products generated using our MAbstract phage antibody-display technology have accounted for a substantial portion of our revenues to date and we expect that we will continue to be reliant on these revenues for the foreseeable future.

        If our current or prospective licensees do not develop and eventually distribute products based on our PER.C6 technology and our MAbstract phage antibody-display technology, we may not be able to realize the revenues and growth we anticipate. Our current or prospective licensees may use or develop alternative technologies or develop competing products independently or in collaboration with others, including our competitors. If any of our licensees become involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not require them to dedicate resources to developing and, eventually, distributing commercial products based on our technologies. Furthermore, our licensees may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements to replace those agreements.

        If the relevant regulatory authorities do not approve products developed using our technologies, we or our licensees will not be able to commercialize them, and we may not receive any royalty or other revenues.

        The U.S. Food and Drug Association, or FDA, must approve any biopharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Agency for the Evaluation of Medicinal Products, or the EMEA, the European Commission and local regulatory bodies regulate biopharmaceutical products elsewhere. In the approval process, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. Such testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain.

        Although the FDA allows PER.C6 cells to be used to produce vectors for clinical trials at this time, the FDA has raised concerns over the history and some of the properties of the PER.C6 cells. New regulations could be adopted that would preclude use of PER.C6 cells in the future. If we or our licensees are unable to satisfy regulatory authorities as to the history and properties of PER.C6 or its appropriateness as a system which companies can use to produce biopharmaceuticals, PER.C6 could not be used to produce human biopharmaceuticals and our licensing and other revenues from PER.C6 will suffer.

        If ethical, legal and social issues related to the use of genetic technology, human-based materials and animal testing negatively affect regulatory approval, patentability or market acceptance of our core technologies and of the products developed using these technologies, we would not be able to generate revenues from those products or our technologies.

        The use of genetic technology and materials derived from human fetal tissue raises many ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of our technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products could result in greater governmental regulation of our technologies and potential regulatory delays relating to the testing or approval of our own or our licensees' potential products. Concerns over the safety of new biopharmaceutical technologies or products could result in limited acceptance by patients and the medical community. In addition, we use animal testing in some of our research and development and adverse public reaction to our use of animal testing could generate negative publicity for us. Any of these factors could reduce or eliminate the potential markets for our own or our licensees' potential products.

        We have commenced litigation requesting declaratory judgments that two third-party patents are invalid and/or that our phage display library does not infringe these third-party patents. We may also be adversely affected by other disputes, to which we are not a party, covering technologies related to phage antibody display.

        We have commenced two actions in the District Court of The Hague, The Netherlands, concerning two European patents, referred to as the Winter patent and the McCafferty patent, both of which cover technologies related to phage antibody display. In July 2000 we brought the action regarding the Winter patent, and in September 2000 we brought the action regarding the McCafferty patent. Both the Winter and McCafferty patents were issued in several European jurisdictions. The Winter patent was issued to Medical Research Council and, as we understand, was licensed exclusively to Cambridge Antibody Technology Group plc, or CAT. The McCafferty patent was issued jointly to Medical Research Council and CAT. In these actions, we have asked the court for a declaration invalidating the Dutch part of both patents and for a declaration that our MAbstract phage antibody-display library does not infringe these patents. In relation to these two actions, it is possible that CAT or the Medical Research Council may launch counterclaims against us that could include requests for interim relief.

        There is a risk that the court will find the Winter and McCafferty patents to be valid and will find that we have infringed these patents. If this occurs, we may incur damages for past infringement as well as delays in product development and costs relating to alternative technologies or licenses that we would need. If we are unsuccessful in the proceedings concerning the Winter and McCafferty patents, we also may be restricted in or barred from using our MAbstract phage antibody-display library, which would have a material adverse effect on the revenues we expect to earn from our phage antibody-display technology.

        CAT is currently also involved in disputes with third parties regarding these patents and two other patents issued in the United States that cover technologies related to phage display, referred to as the McCafferty patent and the Griffiths patent. The McCafferty patent in the United States is similar to the McCafferty patent in Europe. We are not a party to these disputes and no claim has been filed against us in relation to these patents. We cannot predict the outcome of these disputes, including the determination of the validity and scope of the patents CAT owns. The outcomes may, however, restrict or bar our use of our MAbstract phage antibody-display library, and it is possible that CAT or the Medical Research Council will sue us regarding these patents.

        Our efforts to protect our intellectual property rights or to defend ourselves against any claims of infringement may be costly and, if unsuccessful, we may be barred from using or licensing our technologies.

        Our commercial success depends in part on our ability to obtain and maintain adequate protection of our intellectual property rights in our technologies and products in Europe, the United States and elsewhere. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and any products we develop and erode our competitive advantage.

        Our commercial success also depends on not infringing patents and proprietary rights of third parties. Our work is in areas of technology where a large number of patent rights exist. As the biotechnology and biopharmaceutical markets expand and more patents are issued, the risk that our technologies and products may give rise to claims of alleged infringement increases. In addition, we may in the future wish to undertake activities which raise patent infringement issues.

        We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts to ensure that we do not undertake activities that infringe their intellectual property rights and to monitor whether those companies' activities may infringe our intellectual property rights. Due to the inherent vagaries of patent searching, we can never be certain that our monitoring will be exhaustive, and it is possible there may be third-party intellectual property rights of which we are not yet aware. If we determine that other companies' technological development efforts violate our intellectual property rights, we intend to take appropriate action. We are aware of a few patents which are potentially relevant to our current activities. We have sought advice from our patent attorneys and other external advisers in relation to these patents and we believe that our current activities do not infringe any valid claims of these patents. Third parties, however, may seek to enforce patents against us and a court may find against us. Enforcing intellectual property rights against others or defending ourselves against claims of infringement can be very expensive, and any action in which we are involved could result in substantial costs and diversion of management and technical personnel and resources.

        Other companies are and may become involved in proceedings regarding patents that cover technologies related to ours. The outcome of any intellectual property proceeding in which we or they are involved could effectively block our ability to further use or license our technologies or enter into co-development arrangements. It could also impair our or our licensees' ability to develop and commercialize products, and could result in the award of substantial damages against us. In the event of an unfavorable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential products to avoid infringement. In the event that we must cease using a technology, we could encounter delays in license revenue generation, milestone or royalty payments or product introductions while we attempt to develop alternative technologies or products. If we do not succeed in such attempts, we may be forced to cease operations. In addition, if litigation results in a successful challenge to one of our patents, then competitors could be free to use the subject matter covered by the patent, or we may need to license the technology to others in settlement of such litigation.

        If we or our licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, we or our licensees may be unable to develop or market products based on our technologies.

        We may be unable to earn revenues from products based on our technologies or from our own products if a third party does not grant us or our licensees a necessary license or offers a license only on unacceptable terms. Before we can market some of our products, we may need to obtain licenses from third parties who have patents or other intellectual property rights. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that we may wish to use or products that are similar to products that may be developed using our technologies. If these patent applications result in issued patents, we may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, we may be required to alter our technologies or potential products, or to avoid or stop certain activities. Our licensees may face similar problems.

        If we lose the services of our key personnel or are unable to attract and retain qualified personnel, we may be unable to develop our own technologies and potential products and to execute our business plan.

        We are highly dependent on the principal members of our management and scientific personnel. We are particularly reliant on Domenico Valerio, our president and chief executive officer, Ton Logtenberg, our chief scientific officer and Ronald Brus, chief business officer. Because of the experience these personnel have with our scientific research and development, our business and the industry in which we operate, the loss of the services of any of them might adversely affect our ongoing development of our technologies which is necessary to remain competitive and our ability to execute our business plan. In addition, because our employment contracts with Domenico Valerio and Ton Logtenberg do not contain non-compete provisions, if we lose their services, they will be free to compete against us.

        We also may not be able to recruit and retain the qualified personnel necessary to develop our core technologies and products and execute our business plan. There is currently a shortage of skilled executives, scientific personnel and intellectual property and regulatory experts in our industry, particularly in Europe. We believe this shortage is likely to continue. As a result, competition for skilled personnel is intense, and the turnover rate can be high. Competition for experienced executives, scientists and other experts from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms or may significantly increase our labor costs.

        We may encounter difficulties in managing our growth. These difficulties could increase our losses.

        We have experienced, and expect to continue to experience, rapid and substantial growth. This growth may be organic or through acquisition and will continue to place a strain on our human and capital resources. The aggregate number of full-time employees increased from 55 at December 31, 1998 to 159 at December 31, 2001. In addition, we will need to continue to expend funds to manage our operations and growth effectively and to improve our operational, financial and management controls, reporting systems and procedures. We will also need to continue to expend funds to attract and retain sufficient numbers of talented employees. If we are unable to manage our growth effectively, our losses could increase.

        Our research and product development depend on access to tissue samples and other biological materials without which we would be unable to conduct this research and development.

        To continue to develop our core technologies and products, we will need access to tissue samples and other biological materials, which may be in limited supply. If we lose access to tissue samples or other biological materials, or if tighter restrictions are imposed on their use or on information generated from them, we would be restricted or prevented from conducting our research and product development. We currently acquire tissue samples from the University Medical Center Utrecht and Peterborough Hospital NHS Trust. We may not be able to obtain or maintain access to these materials and information on acceptable terms. In addition, government regulation in The Netherlands and other countries could result in restricted access to, or use of, human and other tissue samples.

        We may have conflicts with our licensees that could make collecting payments due to us more difficult or that could negatively affect our relationship with our current and potential licensees.

        We may have disagreements with our licensees over royalty payments due to us and may have difficulty in collecting these. Our existing license arrangements generally entitle us to receive royalty payments for any products developed using our PER.C6 technology or the antibodies generated using our MAbstract technology. We depend on our licensees to inform us when they develop products using our technology. If our licensees fail to inform us of their progress in these developments, we will not know of payments to which we would be entitled. We may also incur significant expenses in collecting payments or, in some instances, we may not succeed in collecting these payments at all.

        Our licensees may dispute the scope of the licenses that we have granted them, which could negatively affect our relationships with them and other licensees and our ability to grant additional licenses to other companies. Certain of our license agreements provide that if more favorable royalty terms are granted to another licensee pursuant to a license of substantially the same scope, the initial licensee will also be entitled to the more favourable terms. A licensee may claim that other license agreements contain more favorable terms and that we should extend these terms to it. This may lead to a licensee disputing the amounts payable to us.

        We have limited experience in conducting clinical trials and manufacturing, and no marketing or sales experience. Our lack of experience and need to rely on third parties may delay our clinical trials or the marketing and sales of our potential products.

        We have limited experience in conducting the clinical trials necessary to obtain regulatory approval. Consequently, we may encounter problems in clinical trials that would cause us or the appropriate regulatory authorities to delay, suspend or terminate these trials. These problems could include the inability to conduct clinical trials at preferred sites, enroll sufficient patients or begin or successfully complete clinical trials in a timely fashion, if at all. We also intend to use third parties to conduct clinical trials on our behalf and any failure of these third parties to perform under their arrangements with us in a timely manner may delay or terminate clinical trials. A delay or termination of clinical trials would result in a delay or inability to obtain the regulatory approval necessary for commercial distribution of potential products.

        In addition, we do not have the experience or resources necessary to manufacture in commercial quantities any products that we discover and develop, and we have no marketing or sales experience. If we are not able to develop, or obtain through outsourcing arrangements, the requisite manufacturing, marketing and sales capabilities, we will be unable to commercialize our own products directly.

        We may have significant product liability exposure.

        Like other organizations active in the biopharmaceutical industry, we may be exposed to product liability and other claims if third parties allege that our technologies or future products have caused harm. If a third party sues us for any injury caused by our products or products developed using our technologies, our liability could exceed our total assets. We do not currently have product liability insurance. Although we may seek to obtain product liability insurance in the future, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect ourselves against potential product liability claims, this could prevent or inhibit the commercialization of products that we or our licensees develop.

        Third parties may bring claims relating to improper handling, storage or disposal of the hazardous materials we use in our business, which may require us to spend significant time and financial resources to defend and to pay damages.

        Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Some of these materials may be novel, including viruses with novel properties. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Various applicable laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may make us adopt more labor-intensive, time-consuming or complicated practices or procedures in connection with our research, development or production activities.

        Conflicts of interest with our outside scientists may arise, which could limit our access to their expertise and impede the progress of our scientific research and development.

        We work with scientific advisors at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. If a conflict of interest between their work for us and their work for another entity arises, we may lose their services. Because for some of our projects we rely to a significant extent on services of these outside scientists, if this were to happen, we may find it more difficult or expensive to continue such projects. Although our scientific advisors generally sign agreements not to disclose our confidential information, it is possible that certain of our valuable proprietary knowledge may become publicly known through them.

        We cannot be certain that our licensing or other agreements are not in breach of applicable competition laws and will not be considered void.

        We have not notified any of our licensing or other agreements to the European Commission competition authorities or sought clearance from any other competition authority. We take the view that these agreements are unlikely to be found to infringe European Union or other applicable competition regulations. It is possible, however, that our current or future similar agreements could be found to infringe applicable competition regulations. In this event, among other things, we may be subject to fines, claims of damages and our licensing or other agreements may be considered void and unenforceable.

        The anti-takeover provisions in our articles of association and the laws of The Netherlands may prevent a beneficial change in control.

        Our articles of association and the laws of The Netherlands may have anti-takeover effects. Among other things, our articles of association provide that the holders of our priority shares may make binding nominations for the election of our supervisory board members, and only a shareholders' resolution approved by a two-thirds majority of the votes cast, representing more than half of our outstanding shares, can set the nominations aside. The members of our management board, two of our supervisory board members and three independent members comprise the board of a foundation, called the Priority Foundation, that holds all of our issued and outstanding priority shares. Furthermore, we may issue preference shares to another foundation under Dutch law, called the Preferred Foundation, giving it preferred dividend rights and voting rights. The chairman of our supervisory board, Pieter Strijkert, and four independent members comprise the board of the Preferred Foundation. These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interest of our shareholders or offer them the opportunity to sell their ordinary shares or ADSs at a premium over the market price. See "Item 10—Additional Information" for additional information regarding the priority and preference shares and our articles of association.

        Our shareholders may have difficulty protecting their rights as a shareholder and in enforcing civil liabilities because we are a Dutch limited liability company.

        Our articles of association and the laws relating to limited liability companies incorporated in The Netherlands govern our affairs. Our offices and all of our assets are located outside the United States. In addition, a majority of the members of our supervisory board, all of the members of our management board and management team are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States. It may also be difficult for you to enforce a U.S. court judgment against them in a U.S. court or in a Dutch court or to enforce a Dutch court's judgment against them in a U.S. court. This can include actions under the U.S. securities laws. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. For a more complete discussion of potential difficulties in protecting your rights, see "Item 10—Additional Information—Enforcement of Civil Liabilities".

        Our ordinary shares and ADSs may have a highly volatile trading price and low trading volume. You may not be able to resell your ordinary shares or ADSs at or above the price you pay for them.

        The ordinary shares are also listed on the Official Market of the stock market of Euronext (Amsterdam), also called the Amsterdam Stock Exchange. The ADSs quoted on the Nasdaq National Market. An active trading market for the ordinary shares or the ADSs may not continue to develop or be sustained, and the market price of the ordinary shares or ADSs may decline. The trading prices of ordinary shares of biotechnology companies in general have experienced extreme price fluctuations in recent months and are likely to continue to be highly volatile. The valuations of many biotechnology companies without consistent license or product revenues and earnings are extraordinarily high based on conventional valuation standards such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of biotechnology companies could depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our ordinary shares and ADSs, regardless of our performance.

        In the past, shareholders have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If a shareholder files a securities class action suit against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

        Passive Foreign Investment Company Status.

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes in respect of the year 2001, and also expect to be classified as a PFIC in respect of the year 2002. Although we generally do not expect to be a PFIC in the long term, certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs in respect of even a single year. In order to minimize exposure to these rules, U.S. investors may wish to make a mark-to-market or QEF election. See Item 10, "Taxation—Taxation of U.S. Investors—Passive Foreign Investment Company Rules."

Item 4. Information on the Company

History and Development of the Company

        We are a limited liability company incorporated in The Netherlands with the legal and commercial name, Crucell N.V. We were incorporated on October 9, 2000, as the holding company for Crucell Holland B.V., formerly called IntroGene B.V., following the merger of IntroGene and U-BiSys B.V. Our principal executive office is located at Archimedesweg 4, 2333 CN Leiden, The Netherlands and our telephone number is 31-71-524-8701. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Business Overview

        We are a biotechnology company that combines three innovative technological platforms to provide a powerful and effective means to discover, develop and produce a variety of biopharmaceuticals for the treatment of human diseases. Unlike the technologies generally employed in our industry, our technologies are fully human and, as such, enable companies to develop and produce biopharmaceuticals that do not have the limitations inherent in many biopharmaceuticals currently available. Our three core technologies are:

  •
  PER.C6.  Our PER.C6 cell line expression technology is a system which companies can use to produce biopharmaceuticals. The system can be applied in four areas:

  (1)
  antibodies and other proteins with therapeutic applications, which are called therapeutic proteins;

  (2)
  vaccines;

  (3)
  gene therapy; and

  (4)
  functional genomics, which is the study of the functions of individual genes.

  •
  MAbstract phage antibody-display tools.  Our phage antibody-display technology, which we use to display antibodies on the surface of a bacteria-infecting virus called a phage, can be used:

  (1)
  to discover disease-associated molecules, which are molecules appearing on diseased tissue, for example a cancer cell, and which we refer to as drug targets; and

  (2)
  to develop fully-human antibodies, which are antibodies that are derived from human DNA, as therapeutics against drug targets discovered by us or by others.

  •
  AdVac.  Our AdVac technology is a vaccine vector technology, which we use to develop novel adenoviral recombinant vaccines. The vector is developed to:

  (1)
  overcome the problems of pre-existing immunity in target populations, which allows for safer vaccines; and

  (2)
  specifically target tissue and or cells that play an important role in enhancing the efficacy of the vaccine.

        We currently realize substantially all of our revenues from licensing our PER.C6 technology to pharmaceutical and biotechnology companies and the licensing of antibodies generated using our MAbstract phage antibody-display technology. We intend to generate revenues in the future from up-front, on-going, milestone and royalty payments from biopharmaceuticals developed using our PER.C6, phage antibody-display and AdVac technologies. We may also selectively seek to develop our own products which, in most instances, we expect we will co-develop and market through collaborations or strategic alliances with third parties.

Strategy

        With the combination of our PER.C6, MAbstract and AdVac technologies, we have the ability to address all phases of human biopharmaceutical development—from identifying drug targets through to commercial production. Our aim is to establish our core technologies as the basis of a new generation of biopharmaceuticals that are fully human. We intend to realize value for our shareholders in the following ways:

        Establish the PER.C6 Cell Line as the Industry Standard.    With a view to establishing the PER.C6 cell line as the industry standard for the production of human biopharmaceuticals, we actively seek to license it to third parties, which we believe results in increased awareness in, and acceptance by, the pharmaceutical industry of PER.C6 as a platform for biopharmaceutical production. To support the activities of our PER.C6 licensees, we have filed a Biologics Master File relating to our PER.C6 platform with the FDA, which we update regularly and which can be used by our licensees in their regulatory filings.

        Discover Drug Targets and Develop Fully-human Antibodies with Therapeutic Applications. We use our phage antibody-display library and selection and engineering technology to develop fully-human antibodies with therapeutic applications both for drug targets that we discover and for known drug targets.

        Develop and Commercialize Our Own Products.    We are using our PER.C6 and phage antibody-display technologies to discover and develop our own products. At present, we are focusing our efforts in the areas of cancer, chronic inflammation, diabetes type II and influenza vaccines. We intend to co-develop and market our products through collaborations or strategic alliances with third parties, particularly pharmaceutical companies.

Industry/Scientific Overview

  Drug Targets

        An important challenge for pharmaceutical companies is to select suitable targets for drug development programs from among the vast number of proteins in human cells. In order to accomplish this goal, it is important to construct tools that help to identify proteins, establish their association with a particular disease and assist the development and production of therapeutic substances, such as phage antibody-display technology and cell-line expression platforms. Once the function of a protein and its role in disease is understood, it enables identification of potential drug candidates, including antibody, protein and gene therapies.

  Expression Platforms

        Technological limitations previously restricted biopharmaceutical production to non-human based expression platforms. Biotechnology scientists first used bacteria, then yeast and then mammalian systems in the production of human biopharmaceuticals. Bacteria and yeast expression platforms could not be used to produce many types of biopharmaceuticals, in part because they could not produce complex proteins. While later generations of expression platforms could be used to produce an increasingly broad range of biopharmaceuticals, they generally produced biopharmaceuticals with protein characteristics that differ from those in human cells. These differences can trigger an adverse immune response and shorten the half-life or limit the therapeutic efficacy of the biopharmaceutical.

        Human cell lines are expression platforms and are based on "immortalized" cells, that is cells that replicate indefinitely. Immortalized cells can be derived from cancerous cells, which by their nature replicate indefinitely. Alternatively, it is possible to immortalize healthy human cells by inserting a small portion of the genome extracted from an adenovirus. An adenovirus is a common human virus that causes, for example, the common cold, to which the majority of the population has been exposed. The immortalized cell and its progeny are a "cell line". By using a human expression platform, antibodies and other biopharmaceuticals can be developed without the problems associated with non-human platforms discussed above.

  Phage Antibody-display Technology and Antibodies

        Overview.    Antibodies are part of the body's principal defense mechanism against pathogens, which are disease-causing agents such as viruses or bacteria. Antibodies are proteins made naturally by the body's immune system. Each antibody is able to recognize a specific molecular structure on a pathogen and bind to it. This binding triggers processes that ultimately eliminate the pathogen and protect humans against disease.

        Uses for Antibodies.    Because of their binding characteristics, antibodies can distinguish subtle cell differences, such as differences between healthy and diseased cells. Antibodies are used:

  •
  to develop therapeutic products that can trigger the death of a target cell, such as a cancer cell, or bind to and block a key interaction of a disease-related cell, such as in rheumatoid arthritis and cardiovascular disease;

  •
  as tools in scientific research such as genomics and proteomics; and

  •
  to develop diagnostic products, such as the HIV antibody test.

        Scientific Progress in Antibodies.    Methods for generating monoclonal antibodies have evolved over the last 25 years. This technology originally involved immunizing mice with a target molecule and isolating relevant antibody-producing cells from the mice. Because monoclonal antibodies of murine, or mouse, origin are recognized as foreign proteins and rapidly eliminated when applied as therapeutics in humans, methods were developed to produce therapeutic antibodies with more human qualities. At subsequent stages in the evolution of monoclonal antibodies for therapeutic application, scientists have applied recombinant DNA technology to replace an increasingly greater proportion of the murine DNA with human DNA, as is done in the technology used to develop humanized antibodies, in which almost all of the DNA is human, and antibodies from transgenic mice, in which all of the DNA is human.

        Fully-human Antibodies.    Fully-human antibodies encoded by DNA sequences that are 100% human can be developed either using transgenic mice or by means of phage antibody-display technology.

        Transgenic Mice Antibodies.    In developing antibodies in transgenic mice, researchers genetically engineered mice to carry human antibody genes. The researchers then injected the transgenic mice with disease-associated material to stimulate the production of antibodies. The immune systems of the transgenic mice generate human antibodies in response to the injected material.

        Phage Antibody-display Technology.    In phage antibody-display technology, scientists clone human antibody genes into phages—harmless viruses that infect bacteria—in order to display antibody fragments on the phage surface. Each phage displays a different antibody fragment with a unique binding characteristic, referred to as binding specificity. A phage can be engineered to contain specific antibody fragments. Phages with antibody fragments that attach to molecules can be selected, enabling the identification of these molecules. It is the identification of these target molecules that enables the research and development of treatments against the target molecule or the cell carrying it. Phage antibody-display libraries are collections of large numbers of phages for use in identifying the targets and related antibodies.

Core Technologies—PER.C6, a Human Expression Platform

  Overview

        PER.C6 is an expression platform that consists of a human cell line that can be used to produce biopharmaceuticals. We produced our PER.C6 cell line from a single source of healthy, human fetal cells in a controlled, documented manner. We have immortalized our PER.C6 cell line by inserting the E1 gene of a genome from an adenovirus, into the PER.C6 cell so that the cell can replicate itself indefinitely, unlike a "normal" human cell. This feature of our cell line is essential to produce biopharmaceutical products in sufficient quantities for commercial distribution.

        There are four areas in which our PER.C6 platform is applied:

        Fully-human Antibodies and Other Therapeutic Proteins.    PER.C6 can be used as a platform for the production of fully-human antibodies and other therapeutic proteins by inserting the DNA of the desired protein into PER.C6 cells. These modified PER.C6 cells will replicate further and secrete the desired antibody or therapeutic protein, which can then be harvested for use in humans.

        Vaccines.    PER.C6 can be used as a platform for the development and production of both classical and recombinant vaccines. In the classical approach, PER.C6 cells are infected with the viruses against which the vaccine in development is meant to protect. The virus replicates on the PER.C6 cells, providing for potent material which is processed to produce the vaccine. In the recombinant approach, PER.C6 very efficiently produces adenoviral vectors that can safely deliver a portion of a pathogen's DNA into the human body. This delivery illicits an immune response leading to protection against the viral, parasitic or bacterial disease.

        Gene Therapy.    Gene therapy seeks to treat certain diseases through the transfer of a therapeutic gene into the cells of the patient to replace absent or defective genes or to stimulate a target cell into producing a therapeutic protein. PER.C6 can be used to produce adenoviral vectors carrying therapeutic genes, which can be used to treat patients by delivering the therapeutic gene into their cells. Adenoviruses can be modified for use as a vector—a gene delivery mechanism—by replacing naturally existing genes in the virus with specific genes for therapeutic purposes.

        Functional Genomics.    Our PER.C6 technology can be used to produce libraries of adenoviruses into which genes to be studied have been inserted. The resulting adenoviral vectors can then be put into cells and the effects of their expression analyzed to determine the function of genes in a disease process. Our joint venture, Galapagos Genomics, conducts these functional genomics activities. For additional information about this joint venture, see "—Galapagos Genomics" below.

  Key Features and Advantages

        Our proprietary PER.C6 human cell-line expression platform has the following key features and advantages over alternative expression systems:

  •
  Human Based.  As a human cell-line expression platform, PER.C6 can be used to produce fully-human biopharmaceuticals. We believe these biopharmaceuticals demonstrate enhanced biological properties such as longer half-lives and are less likely to trigger undesirable immune system responses. In addition, the PER.C6 platform enables the production of certain human viruses that cannot be produced using alternative methods.

  •
  High Yields.  Individual PER.C6 cells can produce high levels of biopharmaceuticals and the cells can be grown at high densities, simplifying the purification process and reducing production expense.

  •
  Scaleability in Serum-free Conditions.  PER.C6 cells can be grown in a serum-free medium in a closed bioreactor vessel, which can be expanded from laboratory to industrial-scale production. The use of serum-free medium significantly simplifies the purification of biopharmaceuticals produced on our PER.C6 platform and should facilitate regulatory approval.

  •
  Biologics Master File at the FDA.  We have submitted a Biologics Master File, or BMF, to the FDA, which describes various aspects of our PER.C6 platform, such as its establishment, development and potential use in production processes. The FDA does not comment on a BMF in isolation, and will only evaluate PER.C6 in the context of new drug applications. However, we believe that the information in our BMF should facilitate the FDA's appraisal of any biopharmaceutical produced by our licensees or us on the PER.C6 platform.

Core Technologies—MAbstract Phage Antibody-display Tools

  Overview

        We use our phage antibody-display library and related selection and engineering technology to discover novel drug targets and generate fully-human antibodies against those drug targets. We believe that the antibodies generated with our methods have unique specificities, and are thus more likely to target and treat diseases without harming surrounding healthy cells or other parts of the body. The antibodies generated using our phage antibody-display library and related selection and engineering technology can then be produced using our human expression PER.C6 platform. We believe that the fully-human antibodies produced using our PER.C6 platform will be less likely to trigger an undesirable immune-system response when introduced into the human body than antibodies produced on non-human platforms.

        Our phage antibody-display library consists of billions of phages. To increase the diversity and versatility of our library, we modify antibody genes that are found in humans, and use these genes to generate antibodies with therapeutic characteristics not normally found in humans. We believe that our library has achieved critical mass and contains every desirable antibody.

        We use our phage antibody-display technology in three ways:

        Discovery of Novel Drug Targets and Corresponding Antibodies.    Our subtractive phage selection technology, called MAbstract, can be used to discover drug targets by identifying differences between the cell surfaces of diseased cells, such as tumor cells, and healthy cells. In subtractive phage selection, the process selects from the phage antibody-display library phages that bind to the surface of diseased or disease-causing cells but not to healthy cells. The antibodies displayed by these phages can be developed into therapeutic drugs because they selectively bind to diseased or disease-causing cells. We then seek to further identify and characterize the drug target, and where possible we endeavor to apply for patent protection for both the drug target and associated antibody.

        Discovery of Antibodies to Known Drug Targets.    The process by which we identify new drug targets and the corresponding antibodies can also be used to discover antibodies against known drug targets. We expose the phage library to the known drug target and recover and analyze the antibodies that bind to it.

        Engineering of Antibodies to Achieve Specific Therapeutic Properties.    Our engineering technology allows us to tailor antibodies to enhance their potential therapeutic efficacy. We do this by manipulating the DNA of antibody fragments to create fully-human antibodies with specific therapeutic properties such as:

  •
  ability to induce apoptosis, or cell death, which can be used to destroy diseased cells; and

  •
  improved ability to bind to targets, which we refer to as affinity.

  Key Features and Advantages

        We believe that our phage antibody-display technology has significant advantages over technology using transgenic mice and the phage antibody-display technology of other companies:

  •
  Subtraction Method of Selection.  We use our selection technology to search for novel targets that are present on disease-associated cells but not on healthy cells. This technology allows us to rapidly and effectively select antibodies for possible therapeutic use and to discover novel drug targets using freshly-isolated whole cells or tissues. The subtraction method of selection is not available when generating human antibodies in transgenic mice.

  •
  Production on Our PER.C6 Human Cell-line Platform.  We have successfully produced fully-human antibodies using our fully-human PER.C6 cell-line platform and our fully-human phage antibody-display technology. We believe that fully-human antibodies produced in this way will have characteristics that improve their therapeutic effect.

  •
  No Inherent Limitation on Antibody Specificity.  Transgenic mice cannot produce antibodies with certain specificities because of inherent limitations in their immune systems. By contrast, phage antibody-display libraries do not have this limitation.

Core Technologies—AdVac

  Overview

        AdVac is a vector system, which we use to develop novel adenoviral recombinant vaccines. Recombinant vaccine strategies are required to combat several viruses, such as HIV and Ebola, against which classical vaccine approaches fail. One such strategy is to insert immunogenic material into a "vehicle" or vector, which delivers the immunogenic material directly to the immune system.

        AdVac not only induces an efficacious and safe immune response which is required for a potent vaccine, but in combination with Crucell's cell culture technology, provides a large scale vaccine manufacturing platform which we believe the pharmaceutical industry needs.

        AdVac is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35. This is in contrast to the most commonly used adenoviral vector systems which rely on adenovirus Ad5 or Ad2, each widely present in the human population worldwide. As a consequence, a large portion of the human population has developed immunity against Ad5 and Ad2. Those people who have previously been exposed to Ad5 or Ad2 will have developed an immunity to such adenovirous which will inactivate Ad5 or Ad2 derived vectors thereby reducing the vectors efficacy. Historically, such immunity and resistance has been proven to vary from person to person and has created difficulties with respect to determination of the appropriate dosage. Moreover, these immunities and the resulting resistance have necessitated administering high doses of product to subjects. In contrast to the Ad5 and Ad2 vectors, AdVac is based on adenovirus vectors which are generally not present in the human population. Hence, the recombinant vaccine does not have to overcome any pre-existing immunity in the target population against the vector on which the vaccine is based.

  Key Features and Advantages

        We believe our AdVac vector system has the following key features and advantages.

  •
  Safety & Efficacy. Because we use adenovirus vectors which are not regularly occuring in the human population, pre-existing immunity against the vector is rare. This allows for low dosing, which minimizes risk to the subject. AdVac based vaccines are not hampered by the variable immune responses alternative systems may have when pre existing immunity exists. In addition, AdVac vectors efficiently infect and transduce tissue and cells that play an important role in inducing the required immune response

  •
  Scale & Manufacturing. Crucell's cell cultures that complement the AdVac vector system enable large scale manufacturing of recombinant vaccines.We believe this is an essential feature required by the pharmaceutical industry in meeting the global demand of vaccine required for eradication of infectious diseases.

Licensing

        Licensees.    Our current licensees are:

Sector	Licensee	Deal Structure	Starting Date
ANTIBODIES	Centocor Inc.	Exclusive/Commercial	August 2001
VACCINES	Merck & Co. Inc.	Non-exclusive, Commercial	November 1998
	Merck & Co. Inc.	Exclusive/Commercial, option for three additional diseases	October 2000
	Vaxin Inc.	Semi-exclusive/Research	June 2001
	MedImmune Inc.	Exclusive/Research	May 2002
PER.C6™ ANTIBODY PRODUCTION PLATFORM	Innogenetics N.V.	Non-exclusive/Research	January 2002
GENE DELIVERY	Schering AG	Non-exclusive/Commercial	September 1998
	Merck & Co. Inc.	Non-exclusive/Commercial	November 1998
	Novartis/GTI Inc.	Non-exclusive/Commercial	May 1999
	Pfizer Inc.	Non-exclusive/Commercial	June 1999
	Aventis Pharmaceutical Products Inc.	Non-exclusive/Commercial	December 1999
	ML Laboratories LTD.	Non-exclusive/Research	June 1998
	Glaxo R&D LTD.	Non-exclusive/Research	February 1999
	Oxford Biomedica LTD.	Non-exclusive/Research	January 2000
	Bioheart Inc.	Non-exclusive/Research	April 2000
	DirectGene Inc.	Non-exclusive/Research	September 2000
	Eurogene LTD.	Non-exclusive/Research	November 2000
	Cell Genesys Inc.	Non-exclusive/Research	January 2001
	Transgene SA	Non-exclusive/Research	April 2001
	Selective Genetics Inc.	Non-exclusive/Research	June 2001
	Molecular Medicine LLC.	Manufacturing License	December 2001
	Lexigen Pharmaceuticals Corp.	Non-exclusive/Research	December 2001

        Our customers can elect to take either a license for commercial development or a license for research only. In addition, we have issued exclusive licenses to certain of our licensees. Our licenses for gene therapy typically cover the entire portfolio of genes that the customer may wish to use in the future. The payment structure under the terms of our commercial licenses is generally as follows:

  •
  One-time issuance fee.  We charge our licensees a one-time issuance fee, the amount of which is determined by the nature of the licenses, e.g., whether the license is for commercial development or research use, whether the license is exclusive or non-exclusive, and the area of use of the license.

  •
  License Maintenance.  Our licensees pay either semi-annual or annual fixed payments to maintain their licenses. The license maintenance fee is paid up front and set-off against any royalty payments accruing from the time of initial commercial sales;

  •
  Milestone payments.  Certain of our licenses provide for additional fees to be paid if the applicable licensee achieves certain agreed upon targets, or milestones. Milestone payments are not set-off against future royalty payments; and

  •
  Royalty payments.  We will receive a percentage of the value of any net sales that the licensee may generate that are related to the eventual product. Royalty payments are only payable once they exceed the aggregate of license maintenance fees. Our license agreements generally do not contain stacking provisions, meaning that royalty payments are not reduced in the event that total payments by the licensee to all licensors go above a certain percentage. At May 31, we had not received royalty payments with respect to any licenses.

        Research licenses provide for lower issuance and license maintenance fees and do not provide for royalty payments. Generally our research licenses provide that the license may be converted into a commercial license, and furthermore, stipulate that a commercial license must be obtained from us prior to the commercial distribution of any product using the licensed technology.

        Our license agreements provide that the applicable commercial license will expire at the later of the expiration of the last PER.C6 patent and 15 years after the first commercial sale of a product developed under the agreement with that licensee. Our research licenses generally expire five years after their effective date. Most of our licenses may be terminated on 90 days' notice from the licensee. Licensees may not assign or sub-license their rights. Some of our license agreements entitle the applicable commercial licensee to have their payment terms revised if we sign a more favorable license agreement with another party. In addition, under our existing non-exclusive license agreements, if we disclose additional information about our technology, for example regarding regulatory approval, safety issues or use of our technology, to any of our licensees, we would be required to also provide this same information to our other licensees. Under our license agreements, because the technology which we transfer is fully-developed, we are not required to deliver, do not expect to deliver in the future, and have not to date delivered any updated technology to any of our licensees.

        We do not expect our licensees to distribute commercially products made using our technologies within the next three years.

        Exclusive Licensees.    We have issued certain licenses to licensees on an exclusive basis. These licenses generally provide that we will not provide technology similar to the technology licensed pursuant to the exclusive license, to a party other than the exclusive licensee for use in the area covered by the exclusive license. These licenses also generally provide for higher payments. Among the exclusive licenses we consider more important to our business are our agreement with Merck & Co., Inc. and our agreement with Centocor, Inc.

        In October 2000, we entered into an agreement with Merck & Co., Inc. pursuant to which we have granted Merck a license to our PER.C6 platform to develop vaccines for the prevention and treatment of HIV. Merck also compensates us for providing it the option of extending exclusivity to cover three additional infectious diseases in the future. The agreement contains standard payment and termination provisions. Merck has certain sub-licensing rights.

        In August 2001, we entered into an agreement with Centocor Inc. pursuant to which we have granted a license to Centocor for the development and commercialization of anti-CD46 antibodies against our proprietary CD46 variant drug target. The CD46 drug target and anti-CD46 antibodies were discovered and are being developed using our MAbstract technology, and can be developed for the treatment of multiple myeloma, colon cancer and breast cancer. Pursuant to the license agreement, Centocor will be responsible for development and manufacturing of the expected product. We have retained exclusive development and commercialization rights within the European Union, will be able to use the regulatory filings of Centocor to file for approval from the European Agency for the Evaluation of Medicinal Products, or EMEA, and we will have the right to purchase the expected final product from Centocor for commercialization in ther European Union. In December 2001, Centocor achieved its first pre-clinical milestone, triggering a milestone payment of €1.6 million.

  Manufacturing Services

        We offer good manufacturing procedures (GMP) manufacturing services for our licensees. We operate a licensed GMP production facility, which consists of classified clean rooms, suitable for all manufacturing operations and final product preparation (filling and labeling). We continuously explore additional or alternative uses for our GMP production facility. Production and testing is done under extensive quality assurance control. Full batch documentation is generated and reviewed by a "qualified person" for product release according to EC and US regulations.

        We have signed manufacturing service agreements with a few of our licensees. Under these agreements, we produce clinical batches of adenoviral materials using PER.C6 for the applicable licensee. We receive an initial fee upon signing and subsequent payments upon delivery of the batches we produce in accordance with the specifications of the agreement.

  Own Product Development

  Overview

        Taking advantage of our three core technologies, we have selectively sought to develop our own products in the following two areas.

  •
  Fully-human antibodies, where we have focused on cancer and chronic inflammation; and

  •
  Vaccines, where we have focused on influenza.

        We currently have several projects in various stages of pre-clinical development. We intend to enter into collaborative or strategic alliance arrangements with third parties to co-develop and market any products that we may develop.

  Human Antibodies

        Using our phage antibody-display library, we have to date identified various antibody fragments for potential use in the fields of cancer and chronic inflammation. We are developing an equivalent number of antibodies based on these discoveries.

        Tumor-specific Antibodies.    We have a number of fully-human antibodies in various stages of research and pre-clinical development, including anti-CD46, an antibody which can be applied for the treatment of multiple myeloma, breast cancer and colon cancer, anti-EpCam, an antibody which can be applied for the treatment of colorectal and other solid tumors, antiCD72, which can be applied for the treatment of leukemia and anti-CD38, which can be applied for the treatment of multiple myeloma and, potentially, leukemia.

        We have started a number of new discovery programs for a variety of leukemic and solid tumors. In some of these programs, we have already carried out phage display selections and are currently evaluating antibodies identified through this procedure.

        Anti-angiogenesis.    Tumor angiogenesis is the process by which a tumor is able to form new blood vessels to supply it with nutrients and oxygen. Anti-angiogenesis is a treatment that impedes the formation of these blood vessels, slowing the growth of the tumor. Antibodies that target endothelial cells, the cells that line blood vessels, or the proteins involved in the growth of blood vessels might impede the formation of these blood vessels. We conduct our program in the area of tumor angiogenesis in collaboration with the University of Utrecht.

        Using our phage antibody-display library, we have identified tumor-specific forms of the proteins vitronectin and fibro-nectin. We have discovered tumor specific forms of these proteins as potential drug targets.

        We have generated Vn18 and FibMab, fully-human antibodies that recognize targets associated with tumor growth. These antibodies are currently being evaluated in pre-clinical models. Given that tumor-specific forms of these molecules are present in a wide range of solid tumors, we believe that these antibodies may have broad application.

        Chronic inflammation.    We have started a number of discovery programs to identify novel targets on various immune system cells which may have an application in the area of chronic inflammation.

        Diabetes Type II.    We are developing antibodies against amyloid plagues, which play a role in type II Diabetes. We conduct our program in this area in collaboration with the University of Utrecht.

  Vaccines

        We have recently dedicated significant efforts to developing PER.C-Flu, an influenza vaccine, using the PER.C6 platform. We believe that producing influenza vaccines using our PER.C6 platform would provide significant benefits over the methods currently used. At present, companies make influenza vaccines in embryonated chicken eggs, which presents not only logistical inefficiencies but also raises a number of significant efficacy and safety concerns. PER.C6 can be used to grow a number of influenza strains that have not been successfully grown in eggs. The vaccine can be produced in a sterile environment improving overall quality and safety. In addition, the use of a human expression platform addresses concerns over egg-associated allergies.

        Others are currently developing alternative platforms for the production of influenza vaccines. Examples of these potential alternative platforms are MDCK cells, which are derived from dogs, and Vero cells, which are derived from monkeys. We believe that these platforms have certain disadvantages when compared to our PER.C6 platform, including (1) the difficulty in increasing production of the vaccines on these platforms to an industrial level, (2) with respect to the Vero platform, the inability to grow certain strains of influenza, and (3) the risk of contamination in the vaccines because of the use of animal serum proteins in these alternative platforms.

        To develop PER.C6 as a platform for the production of vaccines, we have formed collaborative working relationships with the Regional Virus Laboratory in Scotland. We believe that the involvement of this institution in the development of PER.C6 as a platform for the production of viral vaccines will be important in the ultimate success of the project. The purpose of this collaboration is to inventory the growth of human pathogenic viruses on PER.C6. We believe that this will strengthen PER.C6 as a platform for the development and production of viral vaccines.

Galapagos Genomics

        Galapagos Genomics, a Belgian company, which was established in 1999 as a 50/50 joint venture between IntroGene and Tibotec, now a Johnson & Johnson company, conducts functional genomics activities. Our current ownership has decreased to 22%, as a result of a private financing by Galapagos Genomics in March 2002, which raised EUR 20.7 million. We have granted an exclusive license of our PER.C6 platform to Galapagos Genomics for activities in the field of construction and use of libraries of adenoviral vectors for functional genomics research. Galapagos Genomics does not have the right to sub-license any of its rights under the license. Galapagos Genomics uses our PER.C6 technology in conjunction with Tibotec's robotics technology to generate adenoviral gene libraries. We and Tibotec have agreed not to compete with the activities of Galapagos Genomics.

        We have provided Galapagos Genomics with the adenoviral vector, cell line and in vitro cell testing technologies, and Tibotec has provided Galapagos Genomics with robotics and bioinformatics technology, including high throughput screening capacity, for use in its functional genomics activities. Under the terms of our joint venture agreement, Galapagos Genomics has rights to the products and technology that it develops.

Research to Improve Our Core Technologies to Maintain Our Competitive Position

        To maintain our competitive position, in addition to the research and development we conduct as part of our everyday operations, we continually research improvements to and potential new versions of our core technologies, including the following:

        PER.C6 and Novel Cell Lines.    We continually search for additional areas of application for our PER.C6 technology. In the area of vaccines, we are working to identify viruses that can be grown on the PER.C6 platform, which could then be developed into vaccines. In addition to testing for additional applications of our existing PER.C6 platform, we are researching the creation of new cell lines from a variety of cell sources.

        Improved Phage Antibody-Display Technology    In 2001, we developed a new and improved phage antibody- display library. Currently, we are engineering features that allow us to select antibody fragments more quickly and efficiently and to prepare phage antibody-display libraries for use in semi-automated phage selection procedures.

Collaborations and Other Agreements

  University Collaborations

        We collaborate with a number of universities in The Netherlands and Belgium, including Leiden, Leuven, Maastricht, Nijmegen, Groningen and Rotterdam, and with the Dutch research organization TNO. We collaborate with these institutions in the areas of cell lines, gene therapy, cancer, cardiovascular disease and vaccines. Some of our collaborations provide for royalty payments to be made to the universities in the event of product sales arising out of the collaborations. Generally, these collaborations specify that we provide the applicable university with a specific amount of funding, and in consideration of such, we receive certain intellectual property rights and access to the results of the university research.

  Consulting Arrangements

        We hire people with experience in our fields of interest to provide advice and consulting services. We generally pay consultants a per annum fee and their term generally runs year-to-year. We require consultants, among other things, to adhere to confidentiality undertakings, and generally we have the right to all intellectual property created during the term of the consulting agreement.

  Commercial Collaborations

        We have entered into agreements with certain providers of serum-free medium, whereby we have agreed to collaborate in order to improve the medium in which we develop PER.C6. Pursuant to these agreements, we provide the serum producers with our technology and know-how, and they are obligated to seek to develop an improved medium. Generally, under these agreements, our partners will retain the rights to any such improvements, but will be required to provide us with a supply of the improved medium at discounted rates.

        In addition, we recently entered into an agreement with the Vaccine Research Center of the National Institute of Allergy and Infectious Diseases (NIAID), one of the institutes of the United States National Institutes of Health (NIH), to jointly develop a vaccine against Ebola. The vaccine will be based upon the AdVac vector system and produced on the PER.C6 cell line. Under the terms of the agreement we have obtained an option to the exclusive worldwide commercialization rights to the Ebola vaccine potentially resulting from this collaboration.

Pharmaceutical Production

        We have built a small-scale production facility in Leiden, The Netherlands in order to demonstrate to customers the commercial potential of the PER.C6 cell line. In April 2000, we obtained from the Dutch authorities the manufacturing license required for the manufacture of clinical trial materials at this production facility. To date we have used the facility to manufacture clinical grade adenoviral vectors. We aim to design scaleable industrial production processes for all of our areas of application. When designing a production process, we ensure that our process development is fully compliant with the applicable regulatory requirements. We put in place strict procedures to ensure quality control, complete documentation of the procedures that we use and adherence to current good manufacturing practice.

        Although we primarily use our production facility for our own business needs, we can absorb any excess production capacity at this facility by undertaking manufacturing for our customers.

Intellectual Property and Technology Licenses

  Intellectual Property

        Our success and ability to compete depends in large part on our ability to protect our proprietary technology and information and to operate without infringing the intellectual property rights of others. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality, assignment and licensing agreements, to establish and protect our proprietary and intellectual property rights. Our policy is to actively seek patent protection of our intellectual property in the United States and Europe, as well as in other jurisdictions as appropriate. In addition to using external advisers, we have dedicated internal resources to managing and overseeing our intellectual property rights.

        We have 16 U.S. patents, two patents in Europe (one patent was granted covering 14 countries and one covering 16 countries), three South African patents, four Australian patents and more than 260 patent applications in the United States, Europe and other countries. Our patents and patent applications fall into 60 patent families.

        At present, we have seven issued patents in the United States and more than 140 applications pending in the United States and other countries that cover or seek to cover the PER.C6 cell line and similar cell lines and their uses, including their ability to produce adenoviruses that do not replicate. The University of Leiden assigned to us all rights to the PER.C6 technology in November 1997. In exchange, we have agreed to pay the University of Leiden €136,134 per year until 2005 and have granted certain licenses to the University of Leiden. We need the consent of the University of Leiden to take action if a party infringes on the patents covering the PER.C6 technology which it assigned to us.

        We have one issued patent in the United States and one patent application in Europe (covering 18 countries) that cover or seek to cover our phage selection and engineering technologies. Furthermore we have more than 35 patent applications in the United States, Europe and other countries.

        We have one issued patent covering 16 countries in Europe and five issued patents in the rest of the world covering our technologies in the area of AdVac and related technologies. Furthermore we have more than 45 patent applications in the United States, Europe and other countries. We do not have any issued patents in the United States in the area of AdVac.

        We have other patent applications relating to our core technologies and their applications and products that we have in development, including in the fields of gene therapy, vaccines, antibodies and functional genomics. We expect that we will file additional patent applications as we continue to develop new applications for our core technologies and discover and develop new products.

        Our patent-related activities do not, however, afford complete protection to our intellectual property rights. Patents in the biotechnology and biopharmaceutical fields involve complex factual and legal questions. Patents may not be issued in respect of our pending applications or in respect of future applications that we file. In addition, a patent that is issued to us may be narrower than our application or found to be invalid. Others may make attempts to copy, reverse engineer or design around aspects of our technology or to obtain and use information that we regard as proprietary. Our patent filings may be subject to interferences.

        We may need to litigate or institute administrative proceedings such as oppositions to a patent to enforce or uphold our intellectual property rights or determine the validity and scope of the proprietary rights of others. We believe that litigation can play a significant role in defining and protecting our intellectual property rights. We are aware, however, that legal and administrative proceedings can be costly and time-consuming, and result in a diversion of resources. As an alternative to litigation, we may enter into licensing, including cross-licensing, arrangements as a means of clarifying the status of our intellectual property rights.

        We have commenced two actions regarding patents relating to phage display technology. For additional information relating to the litigation in which we are currently involved, see "Item 8. Financial Information—Legal Proceedings".

        In addition to protecting our intellectual property rights, our commercial success also depends on our ability to operate without infringing the intellectual property rights of others. We monitor patent applications to the extent available, patents issued and publications of discoveries in scientific or patent literature to keep abreast of the activities of others in our field and, with the assistance of our internal and external patent counsel and other external advisors, assess whether our activities or products infringe the patents or proprietary rights of third parties. A number of third parties have been granted patents that cover technologies related to ours and similar patents may be granted in the future. We believe that our current activities do not infringe any valid claims of patents or any other proprietary rights of third parties. We will consider the intellectual property rights of others as we continue to identify and develop potential products and may have to enter into licensing or other agreements or use alternative technologies.

        Research has been conducted for many years in the fields of biotechnology and biopharmaceuticals. This has resulted in a substantial number of issued patents and an even larger number of patent applications. The patent office maintains patent applications in the United States in secrecy until patents issue, and publication of patent applications elsewhere and of discoveries in the scientific or patent literature frequently occurs substantially later than the date of the underlying discoveries. Moreover, patents that appear not to affect our activities may be construed broadly. As such, we or our licensees may be found to infringe the patents or violate other proprietary rights of third parties and may be enjoined from pursuing research, development or commercialization of our or their products or be required to pay damages. In these circumstances, licensing or other arrangements for addressing these infringements or violations may not be available, or may not be available on commercially acceptable terms.

  Technology Licenses

        We license technology and patents for specific use as part of our technology platforms from a number of third parties.

        On April 1, 2001, we entered into a cross-license with Transgene S.A., under which we have granted to Transgene a non-exclusive PER.C6 license for the manufacture and sale of certain types of vectors for use in gene therapy. Also under the license, Transgene has granted us a non-exclusive license to use Transgene's intellectual property relating to cell lines, and Transgene will receive a share of the payments we receive on any additional PER.C6 licenses that we enter into relating to adenoviral gene therapy (excluding our existing license agreements).

        We license technology protected by patents and/or patent applications that cover or seek to cover phage antibody-display technology and part-human, or chimeric, binding proteins and molecules from Enzon Corporation and Dyax Corp. The licenses from both companies are non-exclusive, and we may cancel them upon six months' notice.

        Under the terms of a worldwide, non-exclusive, royalty-free license from Enzon Corporation's subsidiary, SCA Ventures, Inc., we pay to SCA Ventures, Inc. a fixed annual maintenance fee and other fixed amounts relating to antibodies that we develop and that become the subject of agreements with third parties for further development into products.

        Under the terms of our world-wide, non-exclusive, licenses from Dyax Corp., we pay Dyax Corp. a fixed annual maintenance fee, milestone payments and royalties on products developed using the licensed technology.

        We also have exclusive licenses or an option for an exclusive license to a number of genes, which we use in the development of products in the area of gene therapy. In some cases we will be required to make royalty payments in the event of product sales based on these genes.

Seasonality

        Our revenues are related to specific license agreements and can therefore vary materially from quarter to quarter. Although our revenues have been highest during the fourth quarter in both 2000 and 2001, we do not believe this represents a significant trend.

Regulation

        We operate in a highly regulated industry. Our activities involve the use of hazardous materials, including chemicals and radioactive and biological materials, and animal testing, all of which are subject to regulation. Environmental laws and regulations and laws and regulations relating to safe working conditions, laboratory conditions, and laboratory and manufacturing practices also apply to our operations. We conduct our operations in a manner designed to comply with applicable regulations and we believe that we have all the licenses and permits required to carry out our current activities. We carry out certain of our activities under licenses and permits held by the University of Utrecht.

        Our ability and that of our licensees to commercially distribute biopharmaceuticals depends in part on the extent to which governmental health administration authorities, health maintenance organizations, or HMOS, and other organizations are willing to pay for the costs of these products. The willingness of governments and HMOs to pay for the costs of newly-developed health care products is uncertain. There are efforts by governmental payers and HMOs to contain or reduce the costs of health care and we expect that there will continue to be a number of legislative proposals to do so.

        All of our potential products, and those of our licensees, are either in research or development. Any products we or our licensees develop will require regulatory clearances prior to clinical trials and additional regulatory clearances prior to being produced and distributed commercially. These regulatory processes are generally stringent and time-consuming. We expect the EMEA, in Europe, the FDA in the United States, the College ter Beoordeling van Geneesmiddelen (CBG) in The Netherlands and comparable agencies in other countries to subject new biopharmaceutical therapeutics to extensive regulation. The precise regulatory requirements with which we and our licensees will have to comply are uncertain at this time due to the novelty of the biopharmaceutical products and therapies currently under development. We believe that products developed using our technologies will be regulated either as biological products or as drugs.

        In both the United States and Europe, companies require approval prior to marketing a biopharmaceutical product. To obtain this approval, pre-clinical and clinical trials must be conducted to demonstrate the safety, efficacy and consistent quality of the product candidates. Clinical trials are the means by which experimental drugs or treatments are tested in humans. New therapies typically advance from laboratory research testing through animal pre-clinical testing and finally through several phases of clinical human testing. On successful completion of a clinical trials, approval to market the biopharmaceutical may be requested from the EMEA in Europe, the FDA in the United States and their counterparts in other countries.

        Clinical trials are normally done in three phases:

        Phase I.    In Phase I, trials are conducted with a small number of patients or healthy volunteers to determine the safety profile, the pattern of drug distribution and metabolism.

        Phase II.    In Phase II, trials are conducted with a larger group of patients afflicted with a target disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety.

        Phase III.    In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of safety, efficacy and potency required by the appropriate regulatory authorities.

        For life-threatening diseases, initial human testing generally is done in patients rather than healthy volunteers. These studies may provide results traditionally obtained in Phase II trials and are referred to as "Phase I/II" trials.

  Europe

        There is a broad range of legislation in force in member states of the EU governing the testing, manufacturing and marketing of biopharmaceutical products. EU legislation imposes specific requirements on pre-clinical testing where the data generated in such pre-clinical testing is to be used for a subsequent application for a product marketing authorization in the EU. In addition, guidelines have been issued by a number of organizations, including the Committee for Proprietary Medicinal Products, or CPMP, with respect to the conduct of pre-clinical and clinical testing and the operation of laboratories. There are also national laws and regulations within each member state of the EU governing the conduct of research. Each European country has regulations for the conduct of clinical trials with DNA therapeutics. Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer's authorization and must comply with the requirements of Good Manufacturing Practice incorporated into EU legislation. These requirements are intended to set minimum standards with respect to manufacturing facilities and the way of operating these facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer's manufacturing authorization. There are also specific directives and other legislation on, among other things, pricing, distribution, labeling and advertising of medicinal products.

        The "Council Directive 65/65/EEC on the approximation of provisions laid down by law, regulation or administrative action relating to medicinal products", as amended, and subsequent related directives regulate drugs, or medicinal products as they are called in the EU. Medicinal products can only be marketed once the competent authority of an EU member state has issued a national marketing authorization, or once a centralized authorization has been granted for the whole of the EU. Marketing authorizations are granted for five years, and are renewable for further periods of five years.

        The centralized procedure is mandatory for medicinal products developed by certain biotechnological processes, such as recombinant DNA technology, which is used in gene therapy. It is optional for certain innovative medicinal products, such as products developed by innovative biotechnology processes or products administered by means of innovative new delivery systems. The other regulatory procedure for obtaining marketing authorizations in EU member states is the mutual recognition procedure. All medicinal products for which the centralized procedure is not mandatory may follow this procedure.

        Applicants submit centralized applications for authorization to the EMEA, which coordinates the assessment process. The CPMP then assesses and issues an opinion on the product's quality, safety and efficacy and sends its opinion to the European Commission, which drafts a decision based on that opinion. After consulting its standing committee, the European Commission may grant a marketing authorization, subject to adequate evidence of quality, safety and efficacy. The marketing authorization granted is valid in all EU member states.

        Under the mutual recognition procedure, the applicant submits its product for review to the first EU member state, which is called the reference member state. The reference member state then assesses the medicinal product for quality, safety and efficacy. Once the reference member state has granted national marketing authorization, a company may then make applications to other EU member states. The other EU member states may either recognize the marketing authorization of the reference member state or issue objections. If an EU member state maintains its objection, an arbitration process is initiated and the final decision is made by the European Commission on the basis of an opinion by the CPMP. The mutual recognition procedure may be used more than once for subsequent applications to other member states in relation to the same medicinal product.

  United States

        The Federal Food, Drug and Cosmetic Act regulates both drugs and biological products, and the Public Health Service Act also regulates biological products. The areas that these two Acts and related regulations govern include testing, manufacturing, safety, efficacy, labeling, storage, record keeping and advertising and other promotional practices. The FDA must approve a product or provide alternative clearances before clinical testing, manufacturing and marketing of biologics or drugs may begin.

        Biologics Master File.    We have submitted a BMF to the FDA. The companies to which we license our PER.C6 technology can take advantage of the BMF that we have filed with the FDA and need not compile their own history of the PER.C6 cell line when they seek regulatory approval of any biopharmaceutical they may produce using it. We co-operate with our customers in supplementing our BMF to assist them in applications they may make to the FDA for products manufactured on the PER.C6 platform.

        FDA Approval.    Obtaining FDA approval is a costly and time-consuming process. Generally, in order to gain FDA pre-market approval, pre-clinical studies must be conducted in the laboratory and in animal model systems to gain preliminary information on an agent's efficacy and to identify any major safety concerns. Applicants submit the results of these studies as a part of an application for an Investigational New Drug, or IND, which the FDA must review and allow before human clinical trials can start. The IND application includes a detailed description of the clinical investigations.

        A company must sponsor and file an IND for each proposed product and must conduct clinical studies to demonstrate the levels of safety, efficacy and potency that are necessary to obtain FDA approval. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. Human DNA therapeutics are a new category of therapeutics, and the clinical trial period may be lengthy or the number of patients may be numerous in order to establish safety, efficacy and potency.

        After completion of clinical trials of a new product, applicants must obtain FDA marketing approval. If the product is regulated as a biologic, applicants require a Biologic License Application, or BLA. If the product is classified as a new drug, applicants require a New Drug Application, or NDA.

The NDA or BLA must include results of product development activities, preclinical studies and clinical trials in addition to detailed manufacturing information.

        The FDA subjects NDAs or BLAs to an unpredictable and potentially prolonged approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional pre-clinical or clinical studies. Even if applicants obtain FDA regulatory clearances, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or mandated withdrawal of the product from the market as well as possible civil or criminal sanctions. Before marketing clearance is secured, the manufacturing facility will be inspected for compliance with Good Manufacturing Practice requirements by FDA inspectors and will be inspected periodically for continuing compliance by FDA inspectors.

        The FDA also regulates animal testing. Safety studies in laboratory animals that are intended to be submitted to the FDA in support of marketing authorization applications generally must comply with principles of Good Laboratory Practice and are subject to inspection and verification by FDA or foreign government agencies with which the FDA maintains mutual recognition agreements.

        In addition to the FDA requirements, the NIH, has established guidelines for research involving recombinant DNA molecules. These guidelines apply to all recombinant DNA research which the NIH conducts or supports, including proposals to conduct clinical research involving DNA therapeutics and including our collaboration with the NIH to develop an Ebola vaccine. The NIH review of clinical trial proposals is a public process and usually involves review and approval by the Recombinant DNA Advisory Committee of the NIH.

Competition

        The field of biotechnology is new and rapidly evolving, and we expect that it will continue to undergo significant and rapid technological change. We operate in highly competitive markets and we may experience competition from companies which have similar or other technologies and other forms of treatment for the diseases we are targeting. We may experience competition from companies that have acquired or may acquire technology from companies, universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

        We are aware of only one human cell-line expression platform that shares some of the advantages of PER.C6, the 293 human cell-line expression platform. The 293 human cell line expression platform, which is considered to be public domain, is utilized by Lilly Eli & Co. to produce a protein for the treatment of adult severe sepsis. This antibody has been approved by the U.S. Food and Drug Administration. No product based on the PER.C6 cell line has yet been approved by the FDA.

        We are aware that scientists have published research describing human cell culture systems that appear to have similarities to our PER.C6 platform. Other companies use alternative non-human expression platform technology such as transgenic animals and cell lines derived from animals. Chinese hamster ovary, or CHO, cells are widely used for the commercial production of antibodies and therapeutic proteins.

        Other biotechnology companies, including Celltech Group plc and Protein Design Laboratories, Inc., currently generate humanized antibodies, and Medarex, Inc. and Abgenix Corp. produce fully-human antibodies from transgenic mice. MorphoSys AG and Cambridge Antibody

Technology Group plc generate fully-human antibodies using phage antibody-display libraries that are similar to ours. Companies such as Dyax Corp. and SCA Ventures, Inc., a subsidiary of Enzon Corporation, are also working in the field of phage display libraries and we have licensed certain technology from them.

Property, Plants and Equipment

        Our research activities and corporate offices are located in facilities of approximately 7,240 square meters in Leiden, The Netherlands. We sub-lease 1,345 sqaure meters of this space to Pharming Technology B.V., and 420 square meters to Galapagos Genomics. In addition, we lease approximately 770 square meters of office space adjacent to these corporate offices. Our plant and production facilities of approximately 360 square meters is located in a separate building in the Leiden Bioscience Park, which also houses 65 square meters of office space. We also rent laboratory space in the University of Utrecht. Galapagos Genomics is located on two sites, one in Leiden and the other in Mechelen. We believe that these facilities are sufficient for our current activities.

Insurance

        We carry insurance relating to theft, fire and damage to the moveable assets within our facilities and other customary insurance coverage for most of our activities, including liability insurance coverage for the board of management and the supervisory board.

        We do not insure our phage antibody-display library or PER.C6 master cell bank. We do not yet maintain product liability insurance, as we do not yet manufacture any products. We may seek to obtain such insurance if we enter into clinical trials for any of our products. This insurance may not be available to us, or may be prohibitively expensive or may not fully cover our potential liabilities.

Sales and Marketing

        We employ approximately 8 people in our sales and marketing operations. Our sales strategy has historically involved contacting prospective licensees, assessing their interest in our technologies, and, if the prospective licensee indicates interest, negotiating a material transfer agreement pursuant to which we deliver the applicable technology to the prospective licensee for their assessment. Recently, we have begun to implement a replacement sales method, whereby we contact prospective licensees and offer to internally develop their products of interest using our technologies. Pursuant to this method, the prospective licensee sends us their base ingredients, for example a particular antibody gene, we produce the product in our own laboratories using our technology, and then we deliver them the end-product for their evaluation. This strategy allows us to avoid sending prospective licensees our technology until they have signed a license agreement with us.

Item 5. Operating and Financial Review and Prospects

        The following discussion regarding operating and financial review and prospects contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this annual report, the words "intend", "anticipate", "believe", "estimate", "plan", and "expect" and similar expressions as they relate to Crucell are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this annual report. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report.

        All amounts in thousands of Euro, except share data.

Operating results

Overview

  General

        In recent years, we have invested heavily in developing our PER.C6 platform and phage antibody-display technology. These investments and the development of these technologies have contributed to our revenues increasing from €3,194 in 1999 to €9,181 in 2001. Over this period, our total headcount increased from 86 to 159 employees on a full-time basis including university staff whose salaries we pay indirectly. At December 31, 2001, 127 of our 159 employees were engaged in research and development activities.

        Our operational expenses have increased in line with the significant growth of our business activities. Our total operating expenses increased from €10,462 in 1999 to €37,311 in 2001. Increasing expenses have contributed to our operating and net losses. We incurred a loss from operations of €28,130 in 2001. At December 31, 2001, our accumulated deficit was €174,138 and our total shareholders' equity was €164,713. We expect to continue to incur operating and net losses over at least the next several years as we continue to expand our research and development efforts and develop our corporate infrastructure.

  Critical Accounting Policies

        The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include the assessment of recoverability of goodwill and other intangible assets, which impacts write-offs of goodwill and intangibles, and the determination of the fair value of stock-based compensation, which impacts compensation expense. Below we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies, such as our policies for revenue recognition and the estimation of the useful lives of our intangible assets. We believe that these other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or are less likely to have a material impact on our reported results of operations for a given period.

        In 2002, we completed the adoption of the Statements of Financial Accounting Standards Nos. 141 and 142 on accounting for business combinations and goodwill. Accordingly, as of the beginning of 2002, we no longer amortize goodwill from acquisitions, but continue to amortize other acquisition-related intangibles and costs. Consequently, application of the non-amortization provisions of the statement is expected to result in a decrease in net loss of €8,826 per year, as compared to 2001.

        As of the beginning of fiscal 2002, in conjunction with the implementation of the new accounting rules for goodwill, we completed a goodwill impairment review and found no impairment. According to our accounting policy under the new rules, we will perform a similar impairment review annually, or earlier if indicators of potential impairment exist. Our impairment review is based on the fair market value of our company as determined by the quoted market price of our stock, and the discounted cash flow approach that uses our estimates of future revenues and costs as well as appropriate discount rates. Under the discounted cash flow approach, the estimates we have used are consistent with the plans and estimates that we are using to manage the underlying businesses. If our licensees fail to commercialize products, or if we fail to commercialize our own products, or if market conditions in the biotechnology sector deteriorate, we may incur charges for impairment of goodwill.

        We account for stock-based compensation in accordance with Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation. We value our stock options using the Black-Scholes option pricing model which requires us to estimate the expected life of issued stock options, the volatility of our stock price and the dividend yield to be realized over the life of the stock option. These estimates have a significant impact on the amount of compensation expense recognized for stock options.

  Revenue and Revenue Recognition

        Licensing our PER.C6 technology and target-antibody combinations to third parties is a key element of our strategy to establish PER.C6 as the cell-line of choice in the biopharmaceutical industry. Our license agreements generally provide for a non-refundable payment upon signing, a fixed annual or fixed semi-annual payment (which is creditable against future royalty payments, and is non-refundable) payable in arrears and royalty payments calculated as a percentage of the net sales of the licensee using our technology. The non-refundable initial payment made upon signing under these license agreements is larger than the subsequent annual or semi-annual payments. Certain license agreements provide for additional non-refundable license fees to be paid upon the licensees achievement of milestones in connection with the licensees' exploitation of our technology. We have no substantive involvement in, and bear no risk related to, the licensees' development of products exploiting our technology. We expect that, at least in the near term, revenues generated from the initial and fixed payments will be our main source of revenues.

        We also aim to generate revenues from the commercial distribution of biopharmaceutical products developed using our two core technologies. We intend to market our own products through collaborations or strategic alliances with third parties, particularly pharmaceutical and biopharmaceutical companies. The timing and nature of these arrangements will depend on a number of factors, including the product's likelihood of clinical success, its stage of development, its commercial potential and the resources and abilities of our prospective partner.

        We earn revenues from government grants received from the Dutch government. We expect to continue to generate revenues from such government grants in the future and we expect to generate additional revenues from government grants from the European Union. These grants generally take the form of reimbursements for specific expenses incurred in connection with approved scientific research activities. Although we intend to apply for available government grants in the future, we expect that these grants will constitute a smaller proportion of our revenues, because we anticipate that our revenues from licensing will continue to increase in the near future.

        We recognize initial fees related to the licensing of our technology as revenues upon persuasive evidence of an arrangement, delivery of the associated technology, and when we have no continuing performance obligations under the license agreement or any other arrangement with the licensee. Initial license fees relate to the complete transfer of our fully developed technology to the licensee and represent the culmination of the earnings process.

        Certain of our license arrangements provide for additional non-refundable license fees to be paid upon the licensee's achievement of milestones in connection with the licensee's exploitation of our technology. We have no substantive involvement in, and bear no risk related to, the licensees' development of products exploiting our technology. We recognize such additional license fees as revenue when the amounts become due and payable upon the licensee's achievement of the milestone.

        In addition to the initial fee, our arrangements generally provide that the licensee make semi-annual or annual payments ("license maintenance fees") to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days' to 90 days' notice. We recognize annual and semi-annual non refundable license maintenance fees as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid will reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Although we have not received royalty payments from our licensees to date, we will recognize royalties as revenue when they become fixed and payable, to the extent we receive such royalties in the future.

        Our arrangements provide for continuing support, principally in the form of technical knowledge-sharing, of our technology at standard consulting rates. Our licensees have not required significant support in the past, and we do not anticipate providing significant levels of these services in the future. We recognize revenues derived from consulting services which are not essential to licensee's ability to use our technology as earned.

        We recognize revenues from government grants generally when we incur the related expenses and collectibility of the grant is probable.

  Costs and expenses

  Research and Development

        We expect our cost structure, going forward, to be similar to our cost structure in the past. We expect that our expenses will consist principally of research and development expenses, primarily to support development of our technology platforms and research on potential products based on these platforms, and selling, general and administrative expenses. Research and development expenses constituted €17,392 in 2001 compared to €7,189 in 2000. Our research and development expenses increased primarily driven by increases in headcount and related laboratory expenses. Also the first quarter of 2002, we purchased additional equipment in connection with our expansion into additional new laboratories and offices.

        Research and development expenses consist primarily of salaries and other personnel-related expenses for research and development personnel, laboratory expenses, technology purchases, patent related fees, technology license fees, and depreciation and amortization of tangible and intangible assets related to research and development.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist primarily of costs of professional services (such as financial, legal, and accounting), salaries and other personnel-related expenses for non-research and development personnel (including finance, human resources, business development, legal and general management), general expenses and lease payments. Selling, general and administrative expenses represented 23.8% of consolidated costs and expenses in 2001.

  Amortization of Intangible Assets

        Amortization of intangible assets relates to charges associated with the amortization of developed technology, goodwill and assembled workforce, each of which we acquired in connection with the acquisition of U-BiSys B.V. in June 2000. As a result of the acquisition, amortization of intangible assets was €10,156 in 2001 and €5,078 in 2000. Beginning January 1, 2002, upon the adoption of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," the remaining unamortized balance of the assembled workforce intangible will be subsumed into goodwill, after which we will no longer amortize goodwill, but will perform impairment tests annually, or earlier if indications of impairment exist. Our remaining intangible asset, developed technology will continue to be amortized over its estimated useful live. As a result of this decrease in amortization of intangible assets, we expect amortization to decrease by €8,825 in 2002 in comparison to 2001, excluding the impact of goodwill impairment or additional acquisitions, if any.

  Stock-Based Compensation

        We account for stock-based compensation in accordance with the provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. Under FAS 123, the fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. At December 31, 2001, we had €4,334 of accumulated deferred compensation. See note 8 to our financial statements included elsewhere in this annual report.

  Merger between IntroGene and U-BiSys

        On June 30, 2000, the Company acquired all of the outstanding shares of U-BiSys B.V., a development stage biotechnology company based in the Netherlands, for aggregate consideration of €136,450, which included the issuance of 7,651,536 shares of the Company, valued at €132,627, merger costs of €2,412, and the issuance of options to acquire 1,005,716 ordinary shares of the Company, of which options to acquire 83,809 ordinary shares were vested and valued at €1,412. The options issued in connection with the business combination replaced existing options of U-BiSys B.V. The acquisition was accounted for using the purchase method of accounting and, as such, the Company's results of operations include the results of the acquired business from the date of acquisition. The Company has recorded, based upon an independent valuation, its allocation of the purchase price in excess of the fair value of the net tangible assets acquired to intangible assets and in-process research and development totaling €50,782 and €84,141, respectively. Intangible assets consist principally of developed technology valued at €6,652, workforce valued at €4,487 and goodwill valued at €39,643.

        Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 80% to 90% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 13%. These projections are based on management's best estimates of market size and growth. To determine the estimated net cash flows of each acquired research and development project, the Company estimated the costs to complete each project as the acquisition date. Subsequent revisions to those estimates, arising from decisions made based on facts and circumstances arising after the acquisition date, have no effect on the original purchase price allocation. The following table summarizes the timing and estimated cost to complete of each in-process research and development project arising from the merger of U-BiSys B.V. as of December 31, 2001:

	Expected completion date	Estimated cost to complete
Description of project
Epcam	2004	€75,101
Endothelial (Vn18 and FibMab)	2005	75,328
Lipid Tails(3)	—	—
CD-46(1)	—	—
CD-38	2004	7,260
CD-22(2)	—	—

(1)
Licensed out to Centocor, a Johnson&Johnson company in 2001.

(2)
The research and development program relating to CD-22 is currently on hold.

(3)
The research and development program relating to Lipid Tails was put on hold as of May 2002.

        The in-process research and development projects that we acquired relate principally to the identification of antibodies. Consistent with our prior practice, we expect to expense the related costs as they are incurred.

  Joint Venture and Partnership

        In June 1999, we established a 50/50 joint venture, Galapagos Genomics N.V., with Tibotec Group N.V., a Belgian company, to carry out certain functional genomics activities. We account for Galapagos Genomics using the equity method. Our share of the net asset value of Galapagos Genomics is included in our consolidated balance sheet under the caption "Investment in joint venture". Galapagos Genomics is currently loss-making and our proportional share of Galapagos Genomics' net loss is included in our consolidated statement of operations under the caption "Equity in losses of unconsolidated joint venture". Galapagos Genomics raised €20.7 million in private financing in March 2002. As a result our ownership in Galapagos Genomics has decreased to 22%.

        In 1999, we also established a 50/50 partnership, Archimedes Life Sciences V.O.F. ("Archimedes"), with Pharming Technologies B.V. ("Pharming"), another Dutch Company, to manage joint facilities in a new building. This partnership is, in effect, a means of sharing the costs of the leasehold improvements to the new facilities. Archimedes capitalizes expenditures relating to leasehold improvements and then charges the amortization to both partners based on usage. We account for Archimedes under the equity method. Our proportional share of Archimedes' net loss is included in our consolidated statement of operations.

        In December 2001, we terminated our partnership with Pharming and agreed to acquire 100% of Pharming's leasehold improvements and certain laboratory equipment for an aggregate consideration of €3,148, which included €2,950 in cash and forgiveness of amounts due from Pharming of €175. We also assumed the right to lease 100% of the office space formerly leased by Pharming.

        At December 31, 2001, both the assets we purchased from Pharming and the carrying value of our investment in Archimedes immediately prior to its dissolution of €3,926 are recorded in plant and equipment.

  Results of Operations

  Years ended December 31, 1999, 2000 and 2001

  Revenues

        The following table shows our revenues for each of the years in the three-year period ended December 31, 2001, and the percentage changes between these periods.

	Year ended December 31,
				% change 1999-2000	% change 2000-2001
	1999	2000	2001
License revenues	€2,228	€6,045	€7,972	171.3%	31.9%
Government grants	966	865	1,209	(10.4)	39.8

Total revenues	€3,194	€6,910	€9,181	116.3%	32.9%

        Our total revenues increased by 32.9% in 2001 compared with 2000, and by 116.3% in 2000 compared with 1999. The increase in 2001 was primarily due to increases in license revenues from six new PER.C6 licenses, generating additional revenue from initial fees of €440 and from the sale of one new antibody license generating revenues of €2,221 from an initial fee. In 2001, we also recognized revenue of €1,645 related to a licensee's achievement of a milestone in connection with their exploitation of our technology. In 2000, the increase was primarily due to increases in license revenues resulting from six new PER.C6 licenses, generating revenues from initial fees of €4,079, a significant portion of which resulted from the sale of a single new exclusive PER.C6 license to develop and commercialize an HIV vaccine.

        Revenues generated from government grants increased 39.8% in 2001 to € 1,209 and decreased 10.4% in 2000. The increase in 2001 is primarily a result of an increased level of reimbursable expenses. We did not have any contract research revenues in 2000 or 2001.

  Costs and Expenses

        The following table shows our costs and expenses for each of the years in the three-year period ended December 31, 2001, and the percentage change between these periods.

	Year ended December 31,
	1999	2000	2001	% change 1999-2000	% change 2000-2001
Research and development expenses	€5,328	€7,189	€17,392	33.6%	141.9%
Selling, general and administrative expenses	5,043	8,218	8,875	61.8	8.0
Amortization of intangible assets	—	5,078	10,156	—	100.0
Stock option compensation	91	31,153	888	34,045	(97.1)
Acquired in-process research and development	—	84,141	—	—	—

Total costs and expenses	€10,462	€35,779	€37,311	1,197.9%	(72.5)%

        Research and Development Expenses.    Research and development expenses increased by 141.9% in 2001 compared with 2000 and by 33.6% in 2000 compared with 1999. The increase in 2001 was primarily due to an increase in patent related fees both for applications and maintenance, and an increase in our number of employees engaged in research and development from 92 at the end of 2000 to 136 at the end of 2001, which resulted in a significant increase in laboratory expenses. The increase in 2000 was principally due to an increase in our number of employees and the effect of the U-BiSys merger, which was accounted for under the purchase method of accounting.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by 8.0% in 2001 compared with 2000 and by 61.8% in 2000 compared with 1999. The increase in 2001 was primarily due to an increase in non-research and development employees from 25 at the end of 2000 to 32 at the end of 2001. The number of increases in 2000 was primarily due to increased financial, legal and other professional fees (in part resulting from professional fees associated with our merger with U-BiSys B.V.) and an increase in the number of non-research and development employees from 22 at the end of 1999 to 25 at the end of 2000.

        Amortization of Intangible Assets.    Amortization of intangible assets increased by 100% in 2001 to €10,156 compared to €5,078 in 2000 due to amortization associated with €39,643 of goodwill, €6,652 of developed technology and workforce valued at €4,334 recognized in connection with the merger with U-BiSys B.V. in June 2000. Until December 31, 2001, all intangible assets were amortized using the straight-line method over a 5 year period. Beginning January 1, 2002, upon the adoption of FAS nos. 141 and 142, the remaining unamortized balance of the assembled workforce intangibles will be subsumed into goodwill and after that we will no longer amortize goodwill, but will perform impairment tests annually or earlier if indications of impairment exist. Developed technology will continue to be amortized over a five-year life. We did not have any intangible assets in 1999.

        Stock Option Compensation.    Stock option compensation decreased from €31,153 in 2000 to €888 in 2001 and increased from €91 in 1999 to €31,153 in 2000. The decrease in stock option compensation in 2001 is primarily due to the immediate recognition of compensation expense of all issued and outstanding stock options in 2000 due to amendments made to the terms of our stock option plan on September 26, 2000, such that all stock options became immediately exercisable with no vesting provisions. On January 2, 2001, we made amendments to our stock option plan such that all options granted under the plan subsequent to January 2, 2001 are subject to time based vesting provisions. As a result of such time based vesting provisions, we recognize the stock option compensation over the period in which the options vest. During 2001 we issued 1,006,813 stock options. The increase in stock option compensation in 2000 compared to 1999 is primarily due to the issuance of 1,421,500 options during 2000, and the immediate recognition of compensation expense for all then issued and outstanding stock options as a result of changes to our stock option plan.

        Acquired/In-process Research and Development.    Acquired in-process research and development in 2000 was €84,141 and related to the merger with U-BiSys B.V. Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs". We determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. We did not have any acquired in-process research and development expense in 2001 or 1999.

  Interest Income

        The following table shows our net interest income for each of the years in the three-year period ended December 31, 2001, and the percentage change between these periods.

	Year ended December 31,
				% change 1999-2000	% change 2000-2001
	1999	2000	2001
Interest income	€777	€914	€6,205	17.6%	578.9%

        Interest income increased 578.9% in 2001 compared with 2000 and 17.6% in 2000 compared with 1999, as a result of the higher average cash balances in 2001 and 2000, which were €120,243 and €136,056 at December 31, 2001 and December 31, 2000, respectively. The cash balances reflect our initial public offering in October 2000 which provided us with € 128,003. In 2001 we raised a total of €1,420 which included €436 from issuances of ordinary shares and €984 from proceeds from sale and lease-back of property. Interest income will depend primarily on fluctuations in interest rates in 2002.

  Equity in Losses of Unconsolidated Joint Venture

        We incurred a net loss of €2,524, €1,443 and €924 in 2001, 2000 and 1999, respectively, representing our 50% share of the net losses of Galapagos Genomics. The increase in the net losses of Galapagos Genomics resulted from increased expenses associated with increased growth in the absence of a corresponding increase in revenues.

Liquidity and Capital Resources

        As of December 31, 2001, we had €120,243 in cash and cash equivalents. We currently have no bank financing facilities in place and no indebtedness for borrowed money.

        To date, we have financed our operations primarily through equity issuances. Equity issuances provided us with €12,034 in 1999, € 128,003 in 2000 and €436 in 2001, excluding the ordinary shares issued to acquire U-BiSys in June 2000. For additional information about our equity issuances, see our financial statements. In 2001, we also financed €984 through the proceeds from sale and lease-back of property.

        Our operating activities used cash of €5,933 in 1999, €6,190 in 2000, and €12,022 in 2001. We primarily used cash in operating activities to fund working capital.

        We made capital investments in plant and equipment of €2,150 in 1999, €3,379 in 2000, and €4,366 in 2001. In addition, we made investments of €598 in 1999, €4,012 in 2000, and €145 in 2001 relating to Archimedes. These investments were primarily for certain leasehold improvements to our new facility, laboratory equipment and new computers.

        We also made a capital investment in Galapagos Genomics of €1,214 in 1999, €2,556 in 2000, including €2,000 in 2000 in the form of a convertible loan and €700 in 2001.

        We expect to continue to make significant investments in property, plant and equipment from time to time to support our expanding operations. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to license-in the right to use such complementary technologies. We believe our current cash balances and operating revenues will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. However, it is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, strategic alliances or other arrangements. We may not be able to raise additional funding. Further, any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed will harm our business and operating results.

        We expect 2002 cash flow from operations and available cash will be sufficient to cover next year operations.

Taxation

        To date, we have incurred net losses and, accordingly, have not paid corporate income taxes. The current corporate income tax rate in The Netherlands is 30% of the first €22,689 of the taxable amount and 35% in respect of any taxable amount in excess of €22,689. We have recorded a valuation allowance equal to 100% of the value of our tax loss carry forwards.

        Tax losses can be carried forward indefinitely and set off against future taxable profits. However, on January 1, 2000, a bill was enacted that may limit the ability to set off tax losses against future profits when the beneficial ownership of a company changes. If such a beneficial ownership change takes place, this new law could limit our ability to realize the benefits of our tax loss carry forwards in future.

        As at December 31, 2001 and 2000, we have tax loss carry forwards totaling approximately €32,100 and approximately €28,000, respectively.

Contractual Obligations and Commercial Commitments

        Future minimum payments for all contractual obligations for years subsequent to December 31, 2001 are as follows:

	Total	2002	2003-2004	2005-2006	after 2006
Contractual Obligations
Operating leases	€11,064	€1,789	€3,241	€2,126	€3,908
Research and license agreements	2,989	1,339	1,335	315	—

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

        The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Upon adoption, the remaining unamortized balance of the workforce intangible asset described in Note 4 will be subsumed into goodwill and the Company will cease amortization of the new goodwill balance. Application of the non-amortization provisions of the Statement is expected to result in a decrease in net loss of €8,825 per year. During 2002, we completed the first of the required impairment tests of goodwill as of January 1, 2002 and found no impairment.

        In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The primary objectives of SFAS No. 144 are to develop one accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues. The Company will adopt SFAS No. 144 beginning January 1, 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial position, results of operations or cash flows.

Item 6. Directors, Senior Management and Employees

Directors, Senior Management and Board Practices

        We have a two-tier board structure consisting of a management board (raad van bestuur), which manages our business, and a supervisory board (raad van commissarissen), which supervises and advises our management board.

  Supervisory Board

        Our supervisory board must approve certain resolutions of our management board, which are specified in our articles of association. In addition, our supervisory board may give our management board written notice of other corporate actions that it wishes to approve. In fulfilling their duties, all members of our supervisory board must serve our best interests.

        Our articles of association provide that at least three supervisory board members must serve on our supervisory board. We must fill any vacancies on the supervisory board as soon as possible, but until they are filled the remaining members of our supervisory board constitute a competent board. Under Dutch law, supervisory board members cannot serve as members of our management board.

        The members of our supervisory board are appointed for terms ending on the date of the first annual meeting of shareholders that is held two years after the date of their appointment. The holder of our priority shares, the foundation Stichting Prioriteit Crucell, nominates the supervisory board members. There must be at least two nominees for each vacancy on the supervisory board. The general meeting can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital. If the holders of our priority shares do not make any nominations within three months after the vacancy has occurred, our general meeting of shareholders can fill supervisory board vacancies. The supervisory board members retire according to a rotation plan that the supervisory board establishes, and they may be reappointed.

        Our supervisory board appoints its own chairman and may adopt rules for its own internal governance and establish committees. Our supervisory board has established an audit committee and a remuneration committee. Passing supervisory board decisions requires a majority of the votes cast at a meeting of our supervisory board. The chairman of our supervisory board, two of its members and our management board may request a meeting of our supervisory board.

        A supervisory board member must retire at the annual general meeting of shareholders in the year in which he turns 72. A supervisory board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital. A simple majority of votes can suspend or dismiss a supervisory board member if the supervisory board proposes the measure. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director, terminate the suspension or extend it for up to another three months.

        The general meeting of shareholders determines the supervisory board members' compensation. We will pay our supervisory board members in options on our ordinary shares and cash and will reimburse them for their expenses. See "—Compensation".

        The business address of each supervisory board member is the address of our principal executive office in Leiden, The Netherlands. Our supervisory board members currently hold an aggregate of 266,524 of our ordinary shares. See "Shareholders".

        As of December 31, 2000, our supervisory board members were:

Name	Age	Position	Expiry of Term
Pieter Strijkert	66	Chairman	2003
Michiel A. de Haan	54	Vice-Chairman	2003
Jean Deleage	61	Supervisory board member	2003
Jason S. Fisherman	45	Supervisory board member	2003
Martijn Kleijwegt	47	Supervisory board member	2003
Phillip M. Satow	60	Supervisory board member	2003
Patrick Van Beneden	39	Supervisory board member	2003

        The following paragraphs contain brief biographies of each of our supervisory board members:

        Pieter J. Strijkert has served as Chairman of our supervisory board since our incorporation and served as chairman of the supervisory board of IntroGene from 1994 to October 2000 and as chairman of the supervisory board of U-BiSys from 1998 to October 2000. He also serves as chairman of the supervisory boards of DevGen N.V. and has held that position since 2001 and of PamGene B.V. and has held that position since 2000. He has served on the board of Chiron Corporation since 1987 and also currently serves on the board of Paratek Pharmaceuticals, Inc. From 1985 to 1995 he was a member of the managing board of Gist-Brocades N.V. Mr. Strijkert has a Ph.D from the University of Utrecht.

        Michiel A. de Haan has served as Vice Chairman and a member of our supervisory board since our incorporation and served as a supervisory board member of IntroGene from 1994 to October 2000. He is a founder of Atlas Venture and served there as a managing partner from 1980 to 2000. He serves on the supervisory board of Atlas Investerings Groep N.V. and the boards of Impella Cardiotechnik AG and the European Life Science Partnering Foundation. Mr. De Haan has also served on the supervisory boards of Advanced European Technologies N.V., European Technologies Holding N.V., N.P.B.I. B.V. and Pharming Group N.V. and on the boards of Cardima Inc., Develogen AG and Genpharm International Inc. Until June 2000, Mr. De Haan also served on the supervisory board of MorphoSys AG.

        Jean Deleage has served as a member of our supervisory board since our incorporation and served as a supervisory board member of IntroGene from 1997 to October 2000. He is a founder and managing director of Alta Partners, a venture capital firm investing in information technologies and life science companies. Alta Partners was founded in 1996. In 1979, he founded and is a managing partner of Burr, Egan, Deleage & Co., a venture capital firm in San Francisco and Boston. He was a member of Sofinnova's initial team, a venture capital organization in Paris, and in 1976 formed Sofinnova, Inc. (the U.S. subsidiary of Sofinnova). Mr. Deleage serves on the boards of Aclara Biosciences, Inc., Kosan Biosciences, Inc., Rigel Pharmaceuticals, Inc. and several private companies. He holds a Master's Degree in Electrical Engineering from Ecole Superieure d'Electricite and a Ph.D. in Economics from the Sorbonne. In 1984, he was awarded the Ordre National du Merite, and in 1993, he was awarded the Legion of Honor from the French government in recognition of his career accomplishments.

        Jason S. Fisherman has served as a member of our supervisory board since our incorporation and served as a supervisory board member of IntroGene from 1997 to October 2000. Dr. Fisherman has been a vice-president of Advent International Corporation since 1994. From 1991 to 1994, Dr. Fisherman served as senior director of Medical Research at Enzon Corporation. Dr. Fisherman serves on the boards of ILEX Oncology, Inc., Exelixis, Inc., Oridion Systems Ltd. and several private companies. Dr. Fisherman received a BA from Yale University, an MD from the University of Pennsylvania and an MBA from the Wharton School of the University of Pennsylvania.

        Martijn Kleijwegt has served as a member of our supervisory board since our incorporation. He has been a general partner of Euroventures Benelux Team B.V. since 1985 and managing partner of Life

Sciences Partners since 1998. He currently also serves on the Supervisory boards of New Biotics Inc. and Ness Ltd. and has served on the supervisory board of Rhein Biotech N.V., Qiagen N.V. and Quadrant. From 1983 to 1984 he worked in the Project Finance Division and Economic Research Division of Philips International, The Netherlands. He has a Masters in Economics from the University of Amsterdam.

        Phillip M. Satow has been a member of our supervisory board since our incorporation. From 1985 to 1997, he was executive vice president of marketing at Forest Laboratories, Inc. From 1998 to 1999 he was president of Forest Pharmaceuticals, executive vice president of Forest Laboratories Inc. and a member of its board of directors. Mr. Satow currently serves on the boards of Forest Laboratories Inc., Vela Pharmaceuticals Inc. and the American Foundation of Suicide Prevention and is a founder of the Jed Foundation. He was president of the Columbia College Alumni Association from 1998 to June 2000. Mr. Satow received a Masters in Economics from Georgetown University.

        Patrick Van Beneden has served as a member of our supervisory board since our incorporation and served as a member of the supervisory board of IntroGene from 1997 to October 2000. He is vice president of GIMV N.V. and since 1985 has held several positions with this company, including as financial analyst, investment manager, senior investment manager and executive senior investment manager, and investment director. He currently serves on the supervisory boards of DevGen N.V., Avalon Pharmaceuticals Inc., Xantos Biomedicine AG and Crop Design N.V., and on the boards of Ablynx N.V., The Baekeland Fund, Astex, Pamgene, Hypnion, Psychiatric Genomics, I&I Gent and the Biotech Fund Flanders. Mr. Van Beneden served on the supervisory board of a company, Altro Steel, which filed for bankruptcy in 1996. Two of the company's suppliers are in ongoing proceedings against the company, its board members and shareholders in respect of outstanding invoices.

  Remuneration Committee

        Our supervisory board has established a remuneration committee. The remuneration committee determines our policy on remuneration of all members of our management board and executive committee. The members of our remuneration committee are Phillip Satow (Chairman), Pieter Strijkert and Patrick Van Beneden.

  Audit Committee

        Our supervisory board has established an audit committee. The audit committee consists of three supervisory board members who are independent within the meaning of the Nasdaq listing rules. This committee has responsibility for, among other things, planning and reviewing our annual and interim reports and accounts and monitoring our auditors' involvement in that process. The ultimate responsibility for reviewing our annual and interim accounts lies with our supervisory board. The members of our audit committee are Michiel de Haan (Chairman), Martijn Kleijwegt and Jason Fisherman.

  Scientific Advisory Committee

        We intend to establish a scientific advisory committee. This committee will consist of internal and external advisors who are scientists in our field.

  Management Board and Executive Committee

        Our management board manages our general affairs and business, under the supervision of our supervisory board. The management board and each member of the management board are individually authorized to represent us. Under our articles of association, the management board requires prior approval of the supervisory board for resolutions to:

  •
  expand into a new, or cease an existing, line of business;

  •
  participate in, sell an interest in, or change its participation in or otherwise take an interest in or assume the management of another business enterprise;

  •
  enter into, terminate or amend any joint venture or pooling arrangement;

  •
  acquire fixed assets exceeding price limits set by the supervisory board; and

  •
  enter into financial commitments exceeding price limits set by the supervisory board or for longer than a year.

        Under Dutch law, in certain circumstances, management board actions may require the approval of the general meeting of shareholders. See "Description of Shares".

        Our management board may have one or more members. Our supervisory board determines the size of our management board. Our general meeting of shareholders appoints the members of our management board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our management board. The general meeting of shareholders can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital. If our supervisory board does not nominate anyone for a specific position within three months after the vacancy has occurred, our general meeting of shareholders can appoint a replacement by a simple majority of votes.

        Our management board may establish rules governing its internal organization. Our supervisory board must approve the adoption of and any changes to these rules. Our management board may charge each member of the management board with particular duties. Our supervisory board may appoint a management board member as chief executive officer. Resolutions of our management board require a majority of votes cast.

        A management board member can be suspended, or dismissed and a suspension can be lifted by a resolution of two-thirds of the votes cast at a shareholders meeting. This vote must represent more than one-half of the issued share capital. A simple majority of votes can suspend, dismiss or lift a suspension of a management board member if the supervisory board proposes the measure. Our supervisory board may also suspend (but not dismiss) a member of our management board. We must hold a general meeting of shareholders within three months after a suspension to either terminate or extend it for up to another three months.

        Our supervisory board determines the compensation and benefits of the members of our management board. The business address of each member of our management board is the address of our principal executive office in Leiden, The Netherlands.

        The members of our management board are:

Name	Age	Position
Domenico Valerio	45	President and chief executive officer
Ton Logtenberg	44	Chief scientific officer

        In addition to his role as president, chief executive officer and management board member, Domenico Valerio has a contract to spend one day a week as professor in a chair at the University of Leiden overseeing research. We sponsor the chair. In addition to his role as chief scientific officer and management board member, Ton Logtenberg has a contract to spend one day a week as professor at the University of Utrecht, where his responsibilities are to oversee research and to lecture. We believe that there are benefits to Domenico Valerio's and Ton Logtenberg's maintaining ongoing relationships with these universities, as they provide them with a continued association with the academic biotechnology community. Neither Domenico Valerio nor Ton Logtenberg have non-compete provisions in their employment contracts.

        Our management board, together with Ronald Brus and Leonard Kruimer, acts as our executive committee. Ronald Brus is our chief business officer and Leonard Kruimer is our chief financial officer. The executive committee is responsible for setting and executing our strategy and general management. The executive committee meets weekly. In addition, the executive committee works closely with other members of our management team.

        The other members of our executive committee are:

Name	Age	Position
Leonard Kruimer	43	Vice president, chief financial officer and executive committee member
Ronald Brus	38	Executive vice president, chief business officer and executive committee member
René Beukema*	37	General counsel, corporate secretary

*
Although René Beukema is not a member of the executive committee, as our general counsel and corporate secretary, he advises the executive committee and attends selected executive committee meetings.

        On May 29, 2002, we appointed Jaap Goudsmit as our fifth member of the executive committee.

        The following paragraphs contain brief biographies of the members of our management board and executive committee members:

        Domenico Valerio is our president and chief executive officer. He has been a member of our management board and a member of our executive committee since our incorporation. Dr. Valerio is also a part-time professor of gene therapy at the University of Leiden, a position he has held since 1992. He was one of the founders of IntroGene in 1993 and has been the president and chief executive officer of the Company since its inception. For five years prior to founding IntroGene, he held positions at TNO, including head of the Gene Therapy Department. He was a post-doctoral fellow at the Salk Institute and a visiting scientific specialist at Genentech Inc. Dr. Valerio has a Ph.D. from the University of Leiden.

        Ton Logtenberg is our chief scientific officer. He has been a member of our management board and a member of our executive committee since our incorporation. He is also a part-time professor and staff member at the Department of Immunology at the University Medical Center Utrecht. He was one of the founders of U-BiSys and was its general manager and chief scientific officer. He became a member of our management board in June 2000, in connection with the merger between IntroGene and U-BiSys. He has been a professor of immuno-biotechnology at the University of Utrecht since 1996. Between 1994 and 1995 he was a visiting scientist at Becton Dickinson Immunocytometry Systems, and from 1989 to 1995 he was a senior researcher on a fellowship from the Royal Dutch Academy of Arts and Sciences. From 1987 to 1989, Dr. Logtenberg was a post-doctoral fellow at the Howard Hughes Institute, Department of Biochemistry at Columbia University in New York. Dr. Logtenberg has a Masters in Biology and a Ph.D. from the University of Utrecht.

        Leonard Kruimer has been our chief financial officer and a member of our executive committee since our incorporation. He held the same position at IntroGene from 1998 to 2000. From 1996 to 1998 he was an independent consultant with companies such as Pepsico and Royal Boskalis Westminster N.V. From 1993 to 1995, Mr. Kruimer was the managing director, continental Europe of GE Capital/TIP Europe. He has also held positions as managing director of Kwik-Fit Europe B.V. and as finance director at Continental Can Europe. He was a consultant at McKinsey & Co. and has worked with

Price Waterhouse. Mr. Kruimer holds a Masters in Business Administration from Harvard Graduate School of Business Administration, a degree from the University of Massachussets, Amherst, and is a CPA in New York.

        Ronald H.P. Brus has been our executive vice president, chief business officer and a member of our executive committee since our incorporation. He was executive vice president, business development manager at IntroGene since 1997. From 1994 to 1996, he was Product Planning Physician at Forest Laboratories (New York) and from 1990 to 1994 he was Medical Director for Zambon B.V. He holds a medical degree from the University of Groningen.

        René K. Beukema has been our general counsel and corporate secretary since our incorporation. He held the same position at IntroGene since 1999. From 1994 to 1999 Mr. Beukema was Senior Legal Counsel for GE Capital/TIP Europe. From 1991 to 1994, he was legal counsel for TNT Express Worldwide N.V.. He has a Masters in Law from the University of Amsterdam.

        Jaap Goudsmit has been our senior vice president for vaccine research since September 2001 and a member of our executive board since May 29, 2002. He is professor of poverty-related communicable diseases at the Academic Medical Center of the University of Amsterdam and chairman of the scientific advisory committee of the International AIDS Vaccine Initiative, the largest NGO devoted to the development of an AIDS vaccine.

  Directors Service Contracts

        None of our directors has a service contract with us that provides for benefits upon termination of employment.

Compensation

        In 2001, we paid our management board members an aggregate of € 943,121 and our supervisory board members an aggregate of € 33,000, in each case excluding stock options. We paid our management board members a total of 174,375 options in 2001. We paid our supervisory board members a total of 42,500 options on our ordinary shares in 2001 and have reimbursed them for their travel and associated expenses. In addition, for services rendered by their representatives on our supervisory board, in 2001 we granted 10,000 options on our ordinary shares to each of the Alta Partners group, Advent International Corporation and the Life Sciences Partners group.

        We expect to grant 10,000 options per year to each supervisory board member as compensation for their service as supervisory board members. The chairman of the supervisory board will receive 12,500 options on our ordinary shares per year. Each member of the supervisory board will also receive EUR 2,270 per year in cash and will be reimbursed for travel and associated expenses. We will pay the members of the board of governors of the Priority and Preferred Foundations EUR 2,270 per meeting.

        As of May 8, 2002, there were approximately 877,252 options (or approximately 2.5% of our issued share capital) available to be granted to our employees. Approximately 1.5 million options were granted to certain employees at the time of our intial public offering in October 2000 at an exercise price at or above the initial public offering price, including 502,500 options which were granted to Domenico Valerio at an exercise price above the initial public offering price.

        We intend to pay approximately 20% of Domenico Valerio's salary to a foundation that will fund an academic chair in his name at the University of Leiden. The foundation intends to pay the funds received from us to Domenico Valerio.

Limitation of Liability and Indemnification Matters

        Pursuant to Dutch law, each member of our supervisory and management boards is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our supervisory board or our management board. Our articles of association provide that our managing board members and our supervisory board members are discharged from liability for their actions as board members, if our general meeting of shareholders adopts a resolution to that effect. This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to our general meeting of shareholders.

        This discharge of liability may be limited by mandatory provisions of Dutch law, such as in the case of bankruptcy. Under Dutch law, our supervisory board members and members of our management board generally cannot be held personally liable for decisions made exercising their reasonable business judgment.

        Our articles of association provide that we shall generally indemnify any person who is or was a member of our supervisory board or our management board or one of our employees, officers or agents, and suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties.

        This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or willful misconduct in the performance of their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Employees

        As of December 31, 2001, we had 159 full-time direct and indirect employees of whom 136 were engaged in, or directly support, research and development activities and 23 were employed in administrative and business development positions.

        As of December 31, 2000, we had 110 full-time direct and indirect employees, 36 of whom hold Ph.D. or M.D. degrees. Of these employees, 85 were engaged in, or directly support, research and development activities, and 25 were in administrative and business development positions.

        As of December 31, 1999, we had 99 full-time direct and indirect employees of whom 75 were engaged in, or directly support, research and development activities and 24 were employed in administrative and business development positions.

        The increase in number of employees from 2000 to 2001 was due primarily to increased investment in research and development activities.

        We intend to grow rapidly and to continue to hire additional qualified staff. No collective bargaining agreements are applicable to our employees. We believe that our relations with our employees are generally good.

Share Ownership

        Our management board, our supervisory board and our management team hold the following options and ordinary shares. Options generally expire in June or December.

Name of Holder	Number of ordinary shares held		Percentage of total ordinary shares	Options held	Expiration date(s)	Exercise price(s)	Total options held
			(%)			(€)
Supervisory Board:
Pieter Strijkert	105,714		0.3	45,000 15,000 79,474 12,000 4,500 8,000	2002 2003 2005 2004 2005 2005	2.27 4.23 0.49 21.00 11.43 7.16	163,974
Michiel de Haan	69,810		0.2	11,250 12,000 3,000 7,000	2003 2004 2005 2005	4.23 21.00 11.43 7.16	33,250
Jean Deleage	—		—	11,250 12,000	2004 2004	4.23 21.00	23,250
Jason Fisherman	—		—	—	—	—	—
Martijn Kleijwegt	19,000		0.05	—	—	—	—
Phillip Satow	72,000		0.2	12,000 3,000 7,000	2004 2005 2005	21.00 11.43 7.16	22,000
Patrick Van Beneden	—			11,250 7,000	2003 2005	4.23 7.16	18,250

Subtotal	266,524		0.8	260,724
Management Board and Executive Committee:
Domenico Valerio	681,549	(1)	1.9	120,000 187,500 502,500 125,625	2002 2003 2004 2005	2.27 4.23 21.00 11.43	935,625
Ton Logtenberg	468,317		1.3	445,695 195,000 48,750	2005 2004 2005	0.49 21.00 11.43	689,445
Ronald Brus	79,697		0.2	30,000 150,000 225,000 56,250 75,000	2002 2003 2004 2005 2005	2.27 4.23 21.00 11.43 7.35	536,250
Leonard Kruimer	10,000		0.02	75,000 112,500 105,000 26,250	2003 2003 2004 2005	2.27 4.23 21.00 11.43	318,750

Rene Beukema	10,856	0.02	26,256 105,000 26,250 25,000	2003 2004 2005 2006	4.23 21.00 11.43 6.82	182,500
Subtotal	1,250,419	3.5	2,662,576

Total	1,472,943	4.3	2,923,300

(1)
Includes 58,419 ordinary shares held by Dr. Valerio's family.

For further details regarding our stock options, see note 8 to our financial statements.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth certain information concerning the beneficial ownership of our ordinary shares as of May 31, 2002 by:

  •
  each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares; and

  •
  our supervisory board members, management board members and management team, each as a group.

        The table below does not include any ordinary shares that are held in bearer form. None of the shareholders in the table below have different voting rights with respect to the ordinary shares that they own.

        Percentage of beneficial ownership is based on an aggregate of 35,552,938 ordinary shares outstanding at May 31, 2002. The totals underlying these percentages comprise, for each individual shareholder, both the total number of ordinary shares outstanding and the number of ordinary shares underlying options held by the individual shareholder.

	Ordinary Shares Beneficially Owned
Beneficial Owner	Number of Ordinary Shares		Holding (%)
Atlas Venture	3,237,600	(2)	9.2
Biotechnologie Fonds Vlaanderen N.V	2,712,500	(3)	7.7
Eureko B.V. (for Life Sciences Partners group)	2,648,848	(4)	7.6
SHV Holdings N.V. (for NPM Capital N.V.).	2,506,287		7.2
Ordinary shares held by our management board members as a group	1,149,866		3.2
Ordinary shares held by our supervisory board members as a group	266,524	(6)	0.5
Ordinary shares held by our executive committee as a group(7)	100,533		0.3

(1)
Under Rule 13d-3 of the Exchange Act more than one person may be deemed to beneficially own certain ordinary shares (if, for example, persons share the power to vote or the power to dispose of the ordinary shares). In addition, a person is deemed to beneficially own ordinary shares if the person has the right to acquire the ordinary shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding ordinary shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of ordinary shares actually outstanding. These numbers include options held by shareholders because options are exerciseable on grant.

(2)
Includes ordinary shares held by Atlas Investerings Group N.V., Atlas Venture Fund II, L.P. and their associated funds.

(3)
Includes 875,000 ordinary shares owned by GIMV N.V., which manages and controls Biotechnologie Fonds Vlaanderen N.V.

(4)
Life Sciences Partner group is controlled by Eureko B.V.

(5)
Includes 58,419 ordinary shares held by Dr. Valerio's family.

(6)
Does not include the ordinary shares and options held by the Life Sciences Partners group, in which Mr. Kleijwegt holds an indirect interest of approximately 6%, the ordinary shares and options held by the Alta Partners group, in which Mr. Deleage is a general partner, or the ordinary shares and options held by Advent International Corporation of which Mr. Fisherman is a vice-president.

(7)
Does not include ordinary shares or options held by our management board members.

        To the best of our knowledge, there have been no significant changes in percentage ownership of our major shareholders over the past three years.

        As of May 31, 2002 there were 452,972 ADSs, each representing one ordinary share, all of which were held of record by 4 registered holders in the United States (including The Depository Trust Company). The number of ADSs at May 31, 2002 represents 1.3% of our ordinary shares that were issued and outstanding on that date.

        To the best of our knowledge, we are not directly or indirectly controlled by any other corporation, foreign government or other entity.

Related Party Transactions

  Transactions Involving Our Management and Supervisory Board Members

        The following table describes all loans made to members of our management board and executive committee since January 1, 1998. We have not made any loans to any of our supervisory board members. The interest rate on all loans was 4% per annum prior to December 31, 2000, 5.5% per annum in 2000 and is 4.5% per annum for 2002. We set these interest rates in relation to Dutch income tax law which changes on an annual basis. These loans become payable at the time shares received on exercise of the related options are sold or, if the employee ceases to work for us before this time, immediately. We fund payments due under the loans. We have made all of the loans to the persons listed below in connection with options granted to them on our ordinary shares.

Name	Largest amount of loan outstanding since January 1, 1998		Amount of loan outstanding at May 31, 2002		Current Interest Rate
Domenico Valerio	€691,992	(1)	€691,992	(1)	4.5%
Ronald Brus	€131,592	(2)	€131,592	(2)	4.5%
Ton Logtenberg	€94,146	(2)	€94,146	(2)	4.5%
Leonard Kruimer	€71,846	(2)	—		—
René Beukema	€50,694	(2)	€50,694	(2)	4.5%

(1)
Loan in connection with the exercise of, and taxes on the grant of, options.

(2)
Loan in connection with taxes on the grant of options.

        The loans to certain of our officers (Domenico Valerio, Ronald Brus and, in the past, Leonard Kruimer) provide that the applicable individual will not owe us interest with respect to the entire principal of such person's loans. In each case, we cancel a certain portion of the interest owed to us, and attribute such cancelled amount to salary for income tax purposes.

        Neither we nor any of our subsidiaries was a party to any material transactions, or proposed transactions, in which any director, any other executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest.

Item 8. Financial Information

        See Item 18, "Financial Statements" and pages F-1 through F-19.

Legal Proceedings

        In the ordinary course of business, we have been involved in certain disputes. While we cannot predict the result of such disputes with certainty, we believe that the ultimate resolution of these disputes will not have a material adverse effect on our financial position or results of our operations. Neither we, nor any of our subsidiaries, has been party to any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this document, a significant effect on our financial position or any of our subsidiaries nor, as far as we are aware, are any such legal proceedings pending or threatened, other than as discussed below.

        In July of 2000, we commenced an action in the District Court of The Hague, The Netherlands, concerning a European patent, referred to as the Winter patent. The Winter patent was issued in 13 European jurisdictions to the Medical Research Council on March 9, 1994, and, as we understand, was licensed exclusively to Cambridge Antibody Technology Group plc, or CAT. In the action, we have asked the court for a declaration invalidating the Dutch part of the European patent, attacking all 32 claims of the patent on the basis of either lack of novelty or obviousness or both, and for a declaration that our phage antibody-display library does not infringe the expression library product claim of the Winter patent. The Winter patent includes 31 claims relating to methods of creating expression libraries, such as phage antibody-display libraries, and one product claim relating to expression libraries. In October 1999, the product claim was amended and narrowed pursuant to a decision of the European Patent Office as a result of an opposition filed by MorphoSys AG against CAT.

        In September of 2000, we commenced an action in the District Court of The Hague, The Netherlands, regarding a patent referred to as the McCafferty patent, which relates to a method of displaying parts of antibodies on phages. The McCafferty patent was issued in 14 European jurisdictions to the Medical Research Council and CAT jointly. In this action, we have also asked the court for a declaration invalidating the Dutch part of the patent on the basis of one or more of lack of novelty, obviousness and non-enablement, and for a declaration that our phage antibody-display library does not infringe this patent.

        In relation to these two actions, it is possible that CAT or the Medical Research Council may launch counterclaims against us that could include requests for interim relief. There is a risk that the court will find the Winter and McCafferty patents to be valid and will find that we have infringed these patents. If this occurs, we may incur damages for past infringement as well as delays in product development and costs relating to alternative technologies or licenses that we would need. If we are unsuccessful in the proceedings concerning the Winter and McCafferty patents, we also may be restricted in or barred from using our MAbstract phage antibody-display library, which would have a material adverse affect on the revenues we expect to earn from our phage antibody-display technology.

        The Winter and McCafferty patents are also the subject of proceedings between CAT and third parties in Europe and the United States. In these third-party proceedings, in addition to upholding the Winter patent, the European Patent Office has upheld the main claims of the European McCafferty patent. Both of these decisions are subject to appeal. A patent similar to the McCafferty patent has been issued in the United States to the Medical Research Council and CAT jointly. In the United States, CAT is currently also involved in litigation regarding the United States McCafferty patent and an additional patent, referred to as the Griffiths patent, that cover technologies related to phage display. We are not a party to these disputes and no claim has been filed against us in relation to these patents. We cannot predict the outcome of these disputes, including the determination of the validity and scope of these patents. The outcomes may, however, restrict or bar our use of our phage antibody-

display library, and it is possible that CAT or the Medical Research Council will sue us regarding these patents.

Dividends and Dividend Policy

        We are a new company. Neither we nor our two principal subsidiaries, IntroGene and U-BiSys, which are not new companies, have ever declared or paid dividends. We do not intend to pay dividends on our ordinary shares for the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our management board, and will be subject to withholding tax in The Netherlands. In the event that we pay dividends in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with a deposit agreement dated October 26, 2000, between The Bank of New York and us.

Significant Changes

        Other than as disclosed in this annual report, no significant change has occurred since December 31, 2001, the date of our most recent audited financial statements.

Item 9. The Offer and Listing

        Our ordinary shares are traded in the United States solely in the form of ADSs, each ADS representing one ordinary share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof.

        As of May 31, 2002, 35,099,966 ordinary shares were issued and outstanding. At the same date, there were 452,972 ADSs, each representing one ordinary share.

        Our ordinary shares have been listed on the Official Market of Euronext Amsterdam N.V. (formerly Amsterdam Exchanges N.V.) since October 25, 2000 and the ADSs have been quoted on the Nasdaq National Market since October 27, 2000, both under the symbol "CRXL".

        The following table sets forth the range of high and low closing prices for our ordinary shares on the Nasdaq National Market for the periods indicated.

	ADSs
	High	Low
2000
Fourth Quarter (beginning October 27)	$12.750	$5.500
2001
First Quarter	13.625	4.875
Second Quarter	7.02	5.00
Third Quarter	7.26	5.102
Fourth Quarter	6.86	5.05
2002
First Quarter	5.81	5.310
2001
December	5.950	5.120
2002
January	6.410	5.800
February	6.400	5.230
March	5.800	5.050
April	5.450	4.330
May	5.090	4.050

        Our ordinary shares trade on the Official Market of Euronext Amsterdam N.V. through the book-entry facilities of NEGICEF, Euroclear and Clearstream Luxembourg. For the ordinary shares the International Securities Identification Number (ISIN) code is NL0000358562, the Amsterdam Security Number is 35856 and the Common Code is 11907164.

        The following table sets forth the range of high and low closing prices for our ordinary shares in The Netherlands for the periods indicated.

	Ordinary Shares
	High	Low
2000
Fourth Quarter (beginning October 27)	€15.45	€6.60
2001
First Quarter	13.30	5.50
Second Quarter	8.40	5.40
Third Quarter	8.45	5.70
Fourth Quarter	7.50	5.50
2002
First Quarter	7.29	5.76
2001
December	6.32	6.07
2002
January	7.20	6.48
February	7.29	6.13
March	6.50	5.76
April	6.10	4.87
May	5.42	4.65

Item 10. Additional Information

Share Capital

        Our authorized share capital amounts to €32,112,000 divided into: 89,199,990 ordinary shares, ten priority shares and 44,600,000 preference shares, each with a par value of €0.24.

        As of May 31, 2002, there were 35,552,938 ordinary shares and ten priority shares issued and outstanding. No preference shares are currently issued and outstanding. The ordinary shares can be issued in bearer or registered form. The priority and preference shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

  Ordinary Shares

        Our ordinary shares may be in registered or bearer form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer ordinary shares can trade on the Amsterdam Stock Exchange.

        Bearer Ordinary Shares.    All of our bearer ordinary shares will be embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with NECIGEF for safekeeping on behalf of the parties entitled to the ordinary shares in bearer form.

        The ordinary shares represented by the single global share certificate may only be transferred through the book-entry system maintained by NECIGEF. A participant in the collective deposit (verzameldepot) of a securities institution admitted to NECIGEF may, at his own expense, require conversion of one or more of his bearer ordinary shares into ordinary shares in registered form.

        Registered Ordinary Shares.    We enter holders of registered ordinary shares in the register of shareholders. We do not issue share certificates. However, the shareholder may request an extract from the shareholders' register regarding the ordinary shares registered in his name. We are required to provide this free of charge. Dutch law requires that transfers of registered ordinary shares be recorded in a written instrument to which we are a party or which is served on us, or that the transaction be acknowledged by us.

  Priority Shares

        All of the issued priority shares are held by Stichting Prioriteit Crucell, also referred to as the Priority Foundation. This foundation was founded in Leiden, The Netherlands on October 25, 2000. The priority shares confer a right to make binding nominations for our supervisory board members. The general meeting can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital. Except for the transfer of priority shares to us, priority shares can only be transferred with the approval of our management board and our supervisory board. A board of governors of at least five persons governs the Priority Foundation. The board of governors initially comprises Domenico Valerio and Ton Logtenberg, members of our management board, Pieter Strijkert and Michiel de Haan, members of our supervisory board, and Gerlach Cerfontaine, Martin van Olffen and Joost van Heijningen Nanninga, who are independent members. The board of governors appoints and dismisses its own members. See "Item 6—Directors, Senior Management and Employees".

  Preference Shares

        As of the date of this annual report, we have not issued any preference shares. On October 25, 2000, we established a not-for-profit foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation.

        We have entered into an agreement with the Preferred Foundation that grants the Preferred Foundation the option to acquire that number of preference shares, up to 50% of the number of our outstanding shares, necessary to match the total number of statutory votes on all of our ordinary shares outstanding at the time of purchase. The purchase price would be at the nominal value of the preferred shares, but the Preferred Foundation would only be required to pay 25% of the purchase price at the time of issue. If we acquire any preference shares, they may be cancelled.

        A board of governors of up to five persons directs the Preferred Foundation. Pieter Strijkert, in his capacity as chairman of our supervisory board, and Pieter Bouw, Mick W. den Boogert, Sweder van Wijnbergen and Gerard P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of our management or supervisory board, or an employee of any of our advisers, any of our banks or us. These independent members are appointed by the board of governors. The non-independent members are appointed by our supervisory board after consultation with our management board.

        The special voting rights of the Priority Foundation and the option held by the Preferred Foundation to acquire the preference shares, are intended to secure the continuity and identity of our company. Such arrangements may delay or prevent the acquisition or change of control of our Company.

Memorandum and Articles of Association

        The information with respect to our Memorandum and Articles of Association required pursuant to Item 10B of the Form 20-F is incorporated by reference to our 2000 Form 20-F, filed with the Securities and Exchange Commission on June 28, 2001.

Enforcement of Civil Liabilities

        We are incorporated under the laws of The Netherlands, and the majority of the members of our supervisory board, all of the members of our management board and management team and all of the experts named in this document are residents of, and most of our and their assets are in, jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our management board or supervisory board or management team or any of the experts named in this document in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands. Dutch law, furthermore, does not recognize a shareholder's right to bring a derivative action on behalf of a corporation.

        Our legal counsel in The Netherlands, Allen & Overy, has advised us that because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and The Netherlands, courts in The Netherlands will not automatically enforce a final judgment rendered by a United States court. In order to obtain a judgment enforceable in The Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will recognize a final and conclusive judgment rendered by a United States court if the Dutch court finds that:

  •
  the United States court assumed jurisdiction on grounds which are acceptable from an international law perspective;

  •
  the final judgment results from proceedings compatible with Dutch concepts of due process; and

  •
  the final judgment does not contravene public policy of The Netherlands.

        If the Dutch court recognizes the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Material Contracts

        As of May 31, 2002, we had no material contracts.

Exchange Controls

        There are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-Dutch residents or to US holders of Crucell's securities except as otherwise set forth in "Item 10—Taxation".

Taxation

        The following is a summary of the material Dutch and U.S. tax consequences of an investment in ordinary shares or ADSs. This summary does not discuss every aspect of taxation that may be relevant to a particular investor who is subject to special treatment under any applicable law, and is not intended to be applicable in all respects to all categories of investors. This summary also assumes that our business will be conducted in the manner outlined in this document. Changes in our organizational structure or the manner in which we conduct our business may invalidate this summary. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to these laws may invalidate the contents of this summary, which will not be updated to reflect changes in the laws. Prospective investors should consult their professional tax advisors regarding their particular personal tax consequences of acquiring, owning and disposing of our ordinary shares or ADSs.

Certain Dutch Tax Consequences for Holders of Ordinary Shares or ADSs

        This summary describes the principal tax consequences that will generally apply in case of an investment in the ordinary shares or ADSs under Dutch tax laws in force and in effect as of the date hereof, and is subject to changes in Dutch law, including changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of The Netherlands will be addressed.

  Dutch Taxation of Resident Shareholders

        The summary of certain Dutch taxes set out in this section "Dutch Taxation of Resident Shareholders" is only intended for the following investors:

  (1)
  individuals who are resident or deemed to be resident or who have opted to be resident in The Netherlands for purposes of Dutch taxation and who invest in the ordinary shares or ADSs, excluding individuals who invest in the ordinary shares or ADSs that form part of a substantial interest in us and excluding individuals who are our employees or who are deemed to be our employees or employees of any entity related to us (the "Dutch Individuals"); and

  (2)
  corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation and who invest in the shares or ADSs, excluding:

  (a)
  corporate entities that are not subject to Dutch corporate income tax;

  (b)
  pension funds (pensioenfondsen) and other entities that are exempt from Dutch corporate income tax;

    (c)
    corporate entities that hold ordinary shares or ADSs that qualify for application of the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

    (d)
    investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969 (the "Dutch Corporate Entities").

        Generally, a holder of ordinary shares or ADSs will not have a substantial interest if he, his spouse, certain other relatives (including foster children) or certain persons sharing his household, do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, ordinary shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire ordinary shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A deemed substantial interest is present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis, unless, in the case of an actual disposal, the consideration received forms part of a substantial interest.

        Individual and Corporate Income Tax.    Dutch Individuals not engaged or deemed to be engaged in an enterprise and Dutch individuals for whom the benefits derived from the ordinary shares or ADSs are not treated as "result from other activities". Under current legislation, the taxable benefit from a Dutch (private) Individual's "savings and investments" (sparen en beleggen) is set annually at 4% of the average of the so-called "yield basis" (rendementsgrondslag) at the beginning and at the end of a year, insofar as the average exceeds the "exempt net asset amount" (heffingvrij vermogen). Such taxable benefit is reduced by such portion of the personal allowance as has not been taken into account in respect of certain other types of income. This benefit shall be taxed at the rate of 30%. For Dutch Private Individuals who invest in the ordinary shares or ADSs, the ordinary shares or ADSs will form part of the yield basis.

        If the actual benefits from the ordinary shares or ADSs exceed 4% of the yield basis, these benefits (capital gains and income) are not taxable.

        Dutch Individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities and Dutch Individuals for whom the benefits derived from the ordinary shares or ADSs are treated as result from other activities. Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realised on the disposal thereof) that are attributable to an enterprise carried on by a Dutch Individual or to an enterprise in which he has an interest, are generally subject to income tax in his hands. The same applies to a Dutch Individual for whom the benefits derived from the ordinary shares or ADSs are treated as result from other activities. Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realised on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

        Net Wealth Tax.    The net wealth tax for Dutch Individuals is abolished as of the end of 2000.

        Withholding Tax.    Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The concept "dividends we distribute" used in this section includes, but is not limited to:

  (1)
  distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

  (2)
  liquidation proceeds, proceeds of redemption of the ordinary shares or ADSs or, as a rule, consideration for the repurchase of the ordinary shares or ADSs by us in excess of the average paid-in capital recognised for Dutch dividend withholding tax purposes;

  (3)
  the par value of the ordinary shares or ADSs issued to a holder of the ordinary shares or ADSs or an increase of the par value of the ordinary shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

  (4)
  partial repayment of paid-in capital, recognised for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless:

  (a)
  the general meeting of our shareholders has resolved in advance to make such repayment; and

  (b)
  the par value of the ordinary shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the articles of association.

        If we receive a profit distribution from foreign subsidiaries and we subsequently distribute a dividend, we must withhold dividend tax (as summarised above), but we may be entitled to pay over to the Dutch tax authorities a smaller amount than the dividend tax so withheld, provided various conditions are satisfied. Such smaller amount is the lesser of 3% of the dividends paid by us in respect of which Dutch dividend tax is withheld and 3% of the qualifying profit distributions (inclusive of the foreign tax withheld on such distributions) received from foreign subsidiaries prior to the dividend distributed by us and the preceding two calendar years. The main conditions to become eligible for this reduction of the amount of dividend tax to be paid over to the Dutch tax authorities can be summarized as follows:

  (1)
  We must own at least 25% of the share capital in the foreign subsidiary.

  (2)
  The foreign subsidiary must be a resident of a country with which The Netherlands has concluded a convention for the avoidance of double taxation.

  (3)
  The profit distribution made by the foreign subsidiary is subject to a foreign withholding tax of at least 5%.

  (4)
  The profit distribution received from the foreign subsidiary is exempt from Dutch corporate tax pursuant to the participation exemption regime.

  (5)
  The reduction is not available (generally) in respect of such portion of the distribution which is eligible for a full refund of Dutch dividend tax that has been withheld.

        Currently, we do not own shares in foreign subsidiaries which meet the conditions summarized above.

        Dutch Individuals and Dutch Corporate Entities generally can credit the dividend withholding tax against their income tax or corporate income tax liability and will be entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability. A condition is that the recipient of proceeds from the ordinary shares or ADSs qualifies as the beneficial owner thereof. A recipient of proceeds from the ordinary shares or ADSs is not considered to be the beneficial owner thereof, if the divided, following a set of transactions, is ultimately wholly or partly received by another person, if this other person also maintains, directly or indirectly, the interest in the ordinary shares or ADSs.

        We can refrain from withholding dividend tax on the part of the proceeds from the ordinary shares or ADSs in respect of which the temporary special distribution surtax (as discussed below) is applicable except to the extent that the recipient of proceeds from the ordinary shares or ADSs is not resident in The Netherlands. The Netherlands Antilles or Aruba, a member state of the European Union or a country that has a couble taxation convention in effect with The Netherlands.

        Distribution Surtax.    We are subject to a temporary special distribution surtax at a rate of 20% to the extent that any "excessive" proceeds (such as dividends) are distributed on the ordinary shares or ADSs in the period up to and including December 31, 2005. For purposes of this distribution tax, proceeds are considered to be "excessive" when during a particular calendar year, the total proceeds distributed exceed the highest of the following three amounts:

  (1)
  4% of our market capitalisation at the beginning of the relevant calendar year;

  (2)
  twice the amount of the average annual dividends (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001;

  (3)
  our adjusted consolidated commercial result for the preceding book year.

        The temporary special distribution surtax is not levied to the extent that the aggregate profit distributions during the period January 1, 2001 up to and including December 31, 2005 are in excess of the balance of the assets, liabilities and provisiosn, calculated on the basis of the fiar market value, reduced by the paid-in capital at the end of the book year that ended prior to January 1, 2001.

        The distribution surtax due is reduced pro rata to the extent that our ordinary shares were held, at the time of the distribution of the "excessive proceeds", during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital. As the distribution tax is payable by us, this reduction will not enure to the ahsreholders in question, but to us and thus, indirectly, to all shareholders.

        Gift and Inheritance Taxes.    A liability to gift tax will arise in The Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift by a Dutch Individual or a Dutch Corporate Entity. A liability to inheritance tax will arise in The Netherlands with respect to an acquisition or deemed acquisition of the ordinary shares or ADSs on the death of a Dutch Individual.

        For purposes of Dutch gift and inheritance taxes, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

  Dutch Taxation of Non-Resident Shareholders

        This section "Dutch Taxation of Non-resident Shareholders" describes certain Dutch tax consequences for a holder of the ordinary shares or ADSs who is neither resident, nor deemed to be resident, and who has not opted to be treated as a resident in The Netherlands for purposes of Dutch taxation (a "Non-Resident Shareholder").

        Withholding Tax.    Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. Reference is made to the section "—Dutch Taxation of Resident Shareholders—Withholding Tax" for a description of the concept "dividends distributed by us".

        If a double taxation convention is in effect between The Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

        Taxes on Income and Capital Gains.    A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than the withholding tax described above) or in respect of any gain realised on the disposal of the ordinary shares or ADSs, provided that:

  (1)
  such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares or ADSs are attributable; and

  (2)
  such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us or, if such holder does have such an interest, it forms part of the assets of an enterprise.

        Reference is made to the section "—Dutch Taxation of Resident Shareholders" for a description of the concepts "substantial interest" and "deemed substantial interest". A Non-Resident Shareholder will furthermore not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived from the ordinary shares or ADSs, if such holder does have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and the ordinary shares or ADSs are attributable to such enterprise or part of an enterprise, as the case may be, provided that such benefits are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969).

        Gift and Inheritance Taxes.    No liability to gift or inheritance taxes will arise in The Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

  (1)
  such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares or ADSs are or were attributable; or

  (2)
  in the case of a gift of the ordinary shares or ADSs by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift, while (at the time of his death) being resident or deemed to be resident in The Netherlands.

        For purposes of Dutch gift and inheritance tax, an individual who holds the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

        Capital Tax.    Dutch capital tax will be payable by us at a rate of 0.55% of any contribution made to us in respect of the ordinary shares or ADSs, unless an exemption is available.

        Other Taxes and Duties.    No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the ordinary shares or ADSs.

United States Federal Income Taxation

  United States Taxation

        The following is a summary of the material U.S. federal income tax considerations regarding the purchase, ownership and disposition of ordinary shares or ADSs if you are an eligible U.S. holder. You are an eligible U.S. holder if you are a resident of the United States for purposes of the tax treaty between The Netherlands and the United States and are fully eligible for benefits under the tax treaty. You generally will be entitled to the benefits of the tax treaty if you are:

  •
  the beneficial owner of ordinary shares or ADSs (and of the dividends paid with respect to ordinary shares or ADSs);

  •
  an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries;

  •
  not resident in The Netherlands for Dutch tax purposes; and

  •
  not subject to an anti-treaty shopping rule.

        You generally will not be eligible for the benefits of the tax treaty, and therefore will not be an eligible U.S. holder, if you hold ordinary shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base, in The Netherlands, or you are not resident in the United States for U.S. tax purposes.

        The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase ordinary shares or ADSs. In particular, the summary does not address considerations that may be applicable to you if you will not hold ordinary shares or ADSs as capital assets, or if you are a taxpayer subject to special tax rules, such as a bank, tax-exempt entity, insurance company, a regulated investment company, a pension fund, a real estate investment trust, a dealer in securities or currencies, a person that holds ordinary shares or ADSs as part of an integrated investment (including a "straddle") comprised of ordinary shares or ADSs and one or more other positions, and a person that owns or is deemed to own 10% or more of any class of our stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date of this document, all of which are subject to change. You should consult your own advisers regarding the tax consequences of an investment in the ordinary shares or ADSs in light of your particular circumstances, including the effect of any state, local or other national laws.

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes in respect of the year 2001, and also expect to be classified as a PFIC in respect of the year 2002. In order to minimize exposure to unfavorable U.S. tax rules applicable to PFICs, U.S. holders may wish to make a mark-to-market or QEF election. See "—Passive Foreign Investment Company Rules".

        For U.S. federal income tax purposes and for purposes of the tax treaty between The Netherlands and the United States, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

  Taxation of Dividends

        Subject to the discussion below under "—Passive Foreign Investment Company Rules", the gross amount of dividends distributed by us (including amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Dividends paid in euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). If such dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a refund of Dutch withholding tax under the tax treaty between The Netherlands and the United States, you may be required to recognize foreign currency gain or loss to the extent the amount of the tax treaty refund (in dollars) received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

        You may claim the benefit of the reduced tax treaty withholding rate by submitting a duly completed Form IB 92 USA that has been certified by a financial institution (typically the entity that holds the ordinary shares or ADSs as custodian for the holder). If we receive the required documentation prior to the relevant dividend payment date, we may apply the reduced withholding rate at source. If you fail to satisfy these requirements prior to the payment of a dividend, you may claim a refund of the excess of the amount withheld over the tax treaty rate by filing Form IB 92 USA together with a supplemental statement with the Dutch tax authorities. Pension funds and tax-exempt organizations qualifying for a complete exemption from tax are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing Form IB 95 USA.

        Subject to generally applicable limitations and to the special considerations discussed below, Dutch withholding tax at the 15% tax treaty rate will be treated as a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

        Under special Dutch tax rules and subject to various conditions, a Dutch company is entitled to reduce its aggregate tax payments by an amount equal to the lesser of the withholding taxes that it suffers in respect of income derived from sources outside The Netherlands and 3% of the dividends that it distributes to shareholders resident outside The Netherlands. If this potential benefit is available to us, the out-of-pocket cost of a declared dividend of 100 (consisting solely of non-Dutch dividends received by us) may be as little as 97, consisting of net payments of 85 to you and 12 (i.e., 15% of the declared dividend minus the maximum reduction of 3) to The Netherlands tax authorities. The characterization of this Dutch tax benefit for U.S. tax purposes is not completely clear. It is possible that if you receive a dividend in this circumstance you would be deemed to have received 100 of dividend income and to have paid 12 of Dutch tax. We will advise you if we claim the benefit of this provision.

  Taxation of Capital Gains

        Subject to the discussion below under "—Passive Foreign Investment Company Rules", gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. If you are an individual, the net amount of long-term capital gain realized by you generally is subject to taxation at a maximum rate of 20%.

  Passive Foreign Investment Company Rules

        Unfavorable U.S. tax rules apply to companies that are considered passive foreign investment companies ("PFICs"). We will be classified as a PFIC in a particular taxable year if either:

  •
  75% or more of our gross income is treated as passive income for purposes of the PFIC rules; or

  •
  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

        We believe that we were a PFIC in respect of the year 2001, and also expect to be classified as a PFIC in respect of the year 2002.

        If we are a PFIC in respect of any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market or "qualified electing fund" ("QEF") election will be subject to a special tax at ordinary income tax rates on certain dividends that we pay and on gains realized on the sale of ordinary shares or ADSs ("excess distributions") in all subsequent years, without regard to whether we were a PFIC in the year the excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of Shares and ADSs at death.

        You can avoid the unfavorable rules described above by electing to mark your ordinary shares or ADSs to market. For any year in which we are a PFIC, a U.S. holder who makes a mark-to-market election would include as ordinary income the excess of the fair market value of the ordinary shares or ADSs at year-end over the holder's basis in those ordinary shares or ADSs. In addition, any gain recognized upon a sale of ordinary shares or ADSs would be taxed as ordinary income in the year of sale.

        Alternatively, if we are a PFIC, you can avoid the PFIC taxation regime described below by making an election to treat us as a "qualified electing fund" (a "QEF"). The effect of a QEF election is that you will be taxable currently on your pro rata share of our earnings and net capital gains (at ordinary income and capital gains rates, respectively) for each taxable year in which we are classified as a PFIC, even if you do not receive any dividend distributions from us that year. However, if you elect to treat us as a QEF for every year that you hold ordinary shares or ADSs and during which we are classified as a PFIC, then, in the absence of an actual distribution, you will not be required to include any amounts in income in respect of the ordinary shares or ADSs (i) for any year in which we do not have earnings and profits (as determined under U.S. federal income tax principles) or (ii) for any year in which we are not a PFIC. Because of our significant research and development expenditures and selling and administrative expenses, we do not expect to have earnings and profits during our developmental phase (although there can be no assurance that this will be the case). We intend to provide you with the information necessary for you to make a QEF election if you request it.

        You should consult your own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market or QEF election.

  U.S. Backup Withholding Tax and Information Reporting

        Payments in respect of the ordinary shares or ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to information reporting and may be subject to backup withholding unless you:

  •
  are a corporation or other exempt recipient; or

  •
  provide an IRS Form W-9 or an acceptable substitute form, certifying your taxpayer identification number and that no loss of exemption from backup withholding has occurred.

        If you are not a U.S. person, you generally are not subject to these rules, but may be required to provide certification of non-U.S. status in order to establish that you are exempt.

Experts

        Our consolidated financial statements as of December 31, 1999, 2000 and 2001 and for each of the years then ended, included in this annual report have been audited by Ernst & Young Accountants, independent auditors, as stated in their report appearing herein.

Documents on Display

        Crucell is subject to the informational requirements of the Securities Exchange Act of 1934 and files information with the Commission. You may read and copy this information at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Crucell ADSs are quoted on the Nasdaq National Market, and consequently, the periodic reports and other information filed by Crucell with the Commission can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The primary market for Crucell ordinary shares is Euronext Amsterdam. As a foreign private issuer, Crucell is not required to, and does not currently make filings with the Commission by electronic means, although it may do so. Any filings we make electronically in the future will be available to the public over the internet at the Commission's web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

        Our only exposure to market risk lies in our cash and cash equivalents which have maturities of less than three months. Substantially all of our cash and cash equivalents consist of bank deposits. We also hold a limited amount of commercial paper issued by European institutions that are at least AA-rated and that have a maturity of less than three months. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio. In addition, we do not hedge currency exposure. Our income and expenses are primarily denominated in euro and we do not have long-term commitments or receivables other than those denominated in a currency within the European Economic and Monetary Union. However, we may hedge currency exposure in the future if we believe it is appropriate to do so.

Item 12. Description of Securities Other than Equity Securities

        This item is not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders

        None.

PART III

Item 17.    Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements

        See pages F-1 through F-19 of this Form 20-F, included herein.

Item 19.    Exhibits

        Documents filed as exhibits to this annual report:

Exhibit Number	Description	Sequential Page Number
1.1	Deed of Incorporation of the Company*
4.1	Summary and Lease Agreement dated November 18, 1998, between Introgene B.V. and Amboz B.V.**
4.2	Summary and Lease Agreement dated November 27, 1997, between Introgene B.V. N.V. and CAM Implants B.V.**
8.1	List of Subsidiaries of Crucell N.V. as of May 31, 2002**

*
As previously filed with the Securities and Exchange Commission on October 24, 2000 by Crucell N.V. in an Exhibit to the Form F-1.
**
As previously filed with the Securities and Exchange Commission on June 28, 2001 by Crucell N.V. in an exhibit to the Form 20-F.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRUCELL N.V.
	By:	/s/ LEONARD KRUIMER
Name: Leonard Kruimer
Title: Chief Financial Officer
Date: June 13, 2002

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
1.1	Deed of Incorporation of the Company*
4.1	Summary and Lease Agreement dated November 18, 1998, between Introgene B.V. and Amboz B.V.**
4.2	Summary and Lease Agreement dated November 27, 1997, between Introgene B.V. N.V. and CAM Implants B.V.**
8.1	List of Subsidiaries of Crucell N.V. as of May 31, 2002**

*
As previously filed with the Securities and Exchange Commission on October 24, 2000 by Crucell N.V. in an Exhibit to the Form F-1.

**
As previously filed with the Securities and Exchange Commission on June 28, 2001 by Crucell N.V. in an exhibit to the Form 20-F.

REPORT OF INDEPENDENT AUDITORS

The Board of Supervisory Directors and Shareholders
Crucell N.V.

        We have audited the accompanying consolidated balance sheets of Crucell N.V. as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crucell N.V. at December 31, 2001 and 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young Accountants
The Hague, The Netherlands
January 25, 2002

CRUCELL N.V.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands of Euro, except share data)

	December 31, 2001	December 31, 2000
Assets
Current assets:
Cash and cash equivalents	€120,243	€136,056
Trade accounts receivable, net of allowance for doubtful accounts of €50 at December 31, 2001	3,111	373
Receivable from related parties and employees	239	9
Prepaid expenses and other current assets	1,268	2,516

Total current assets	124,861	138,954
Intangible assets, net of accumulated amortization of €15,234 and €5,078 at December 31, 2001 and 2000, respectively	35,548	45,704
Plant and equipment, net	13,104	5,173
Notes receivable from employees	1,239	682
Investment in joint venture	507	1,402
Investment in partnership	—	4,610

Total assets	€175,259	€196,525

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	€2,341	€6,450
Accrued compensation and related benefits	1,744	917
Deferred revenue	2,008	332
Accrued liabilities	4,453	1,451

Total current liabilities	10,546	9,150
Shareholders' equity:
Ordinary shares, €0.24 par value; 89,199,990 shares authorized; 35,318,188 and 35,027,378 shares issued and outstanding at December 31, 2001 and 2000 respectively	8,477	8,407
Additional paid-in capital	334,708	329,120
Deferred compensation	(4,334)	—
Accumulated deficit	(174,138)	(150,152)

Total shareholders' equity	164,713	187,375

Total liabilities and shareholders' equity	€175,259	€196,525

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands of Euro, except share data)

	Year ended December 31,
	2001	2000	1999
REVENUES:
License	€7,972	€6,045	€2,228
Government grants	1,209	865	966

Total revenues	9,181	6,910	3,194
COSTS AND EXPENSES:
Research and development	17,392	7,189	5,328
Selling, general and administrative	8,875	8,218	5,043
Amortization of intangible assets	10,156	5,078	—
Stock option compensation	888	31,153	91
Acquired in-process research and development	—	84,141	—

Total costs and expenses	37,311	135,779	10,462
LOSS FROM OPERATIONS	(28,130)	(128,869)	(7,268)
Interest income	6,205	914	777
Foreign currency gain/(loss)	463	(2,219)	—
Equity in losses of unconsolidated investments	(2,524)	(1,443)	(924)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(23,986)	(131,617)	(7,415)
Provision for income taxes	—	—	—

NET LOSS	€(23,986)	€(131,617)	€(7,415)

BASIC AND DILIUTED NET LOSS PER SHARE:
Net loss per share—basic and diluted	(0.68)	(5.38)	(0.42)
Weighted average shares outstanding basic and diluted	35,268,457	24,485,800	17,579,100

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(amounts in thousands of Euro, except share data)

	Ordinary shares		Preference shares
					Additional paid-in capital	Deferred compensation	Accumulated deficit	Total shareholder equity
	Shares	Amount	Shares	Amount
Balance at December 31, 1998	12,425,417	€677	3,230,799	€176	€31,587	€(289)	€(11,119)	€21,032
Issuance of ordinary shares	3,460,003	188	—	—	11,846	—	—	12,034
Deferred compensation	—	—	—	—	19	(19)	—	—
Amortization of deferred compensation	—	—	—	—	—	91	—	91
Net loss	—	—	—	—	—	—	(7,415)	(7,415)

Balance at December 31, 1999	15,885,420	€865	3,230,799	€176	€43,452	€(217)	€(18,534)	€25,742

Issuance of ordinary shares	15,911,159	866	—	—	261,232	—	—	262,098
Conversion of preference shares to ordinary shares	3,230,799	176	(3,230,799)	(176)	—	—	—	—
Deferred compensation related to issuance of options with business combination	—	—	—	—	15,527	(15,527)	—	—
Amortization of deferred compensation	—	—	—	—	—	15,744	—	15,744
Compensation related to the issuance of stock options	—	—	—	—	15,409	—	—	15,409
Change in nominal value of ordinary shares from €0.05445 to €0.24	—	6,500	—	—	(6,500)	—	—	—
Net loss	—	—	—	—	—	—	(131,618)	(131,618)

Balance at December 31, 2000	35,027,378	€8,407	—	€—	€329,120	€—	€(150,152)	€187,375

Issuance of ordinary shares	290,810	€70	—	—	366	—	—	436
Deferred compensation	—	—	—	—	5,222	(5,222)	—	—
Amortization of deferred compensation	—	—	—	—	—	888	—	888
Net loss	—	—	—	—	—	—	(23,986)	(23,986)

Balance at December 31, 2001	35,318,188	€8,477	—	€—	€334,708	€(4,334)	€(174,138)	€164,713

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands of Euro)

	Year ended December 31,
	2001	2000	1999
Operating activities
Net loss	€(23,986)	€(131,617)	€(7,415)
Adjustments to reconcile operating loss to net cash used in operating activities:
Depreciation	1,342	823	275
Amortization of deferred compensation	888	15,744	91
Compensation expense related to the issuance of stock options	—	15,409	—
Amortization of intangible assets	10,156	5,078	—
In-process research & development	—	84,141	—
Equity in losses of unconsolidated investments	2,524	1,443	924
Issuance of ordinary shares for services	—	57	—
Change in operating assets and liabilities, net of the effects of acquisitions:
Trade accounts receivable	(2,738)	200	(465)
Receivable from related parties and employees	(787)	(368)	(169)
Prepaid expenses and other current assets	1,248	(1,642)	(14)
Accounts payable	(4,109)	4,681	171
Accrued compensation and related benefits	827	332	71
Deferred revenues	1,676	332	—
Accrued liabilities	937	(803)	598

Net cash used in operating activities	(12,022)	(6,190)	(5,933)
Cash flow from investing activities
Investment in joint venture	(700)	(2,556)	(1,214)
Investment in partnership	(145)	(4,012)	(598)
Merger costs	—	(2,412)	—
Cash acquired in business combination	—	2,528	—
Purchase of plant and equipment	(4,366)	(3,379)	(2,150)

Net cash used in investing activities	(5,211)	(9,831)	(3,962)
Cash flow from financing activities
Proceeds from the issuance of ordinary and preferred shares	436	128,003	12,034
Proceeds from sale and lease-back of property plant and equipment	984	—	—
Repayment of notes payable	—	(454)	(363)

Net cash provided by financing activities	€1,420	€127,549	€11,671

Net (decrease)/increase in cash and cash equivalents	(15,813)	111,528	1,776

Cash and cash equivalents at beginning of period	136,056	24,528	22,752

Cash and cash equivalents at end of period	120,243	136,056	24,528

Supplemental disclosure of non-cash investing and financing activities
Issuance of ordinary shares and stock options in connection with business combination	—	134,038	—

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of Euro, except share data)

Note 1. Organization and Business

        Crucell N.V. (the "Company") combines two innovative technological platforms to provide a powerful and effective means to discover, develop and produce a variety of biopharmaceuticals for the treatment of human diseases. The Company operates in one business segment. The Company was incorporated in 1993 and emerged from the development stage in 2001.

Note 2. Basis of Presentation

        The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Effective January 1, 1999, the European Economic and Monetary Union (the "EMU") created a single Eurocurrency (the "Euro") for its member countries, which includes The Netherlands. The accompanying financial statements are reported in Euro for all periods presented. For the year ended December 31, 1999, amounts were restated from Dutch guilders into Euro by dividing the amounts in Dutch guilders by the exchange rate of 2.20371, fixed on January 1, 1999.

Note 3. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Crucell Holland B.V., IntroGene Belgium N.V. and U-BiSys B.V. Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over the investee, but less than a controlling voting interest, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Risks and Uncertainties

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

        Initial fees related to the licensing of the Company's technology are recognized as revenues upon persuasive evidence of an arrangement, delivery of the associated technology, and when the Company has no continuing performance obligations under the license agreement or any other arrangement with the licensee. Initial license fees relate to the complete transfer of fully developed technology by the Company and represent the culmination of the earnings process.

        Certain license arrangements provide for additional non-refundable license fees to be paid upon the licensee's achievement of milestones in connection with the licensee's exploitation of the Company's technology. The Company has no substantive involvement in, and bears no risk related to, the licensees' development of products exploiting the Company's technology. Such additional license fees are recognized as revenue when the amounts become due and payable upon the licensee's achievement of the milestone.

        In addition to the initial fee, the Company's arrangements generally provide that the licensee make semi-annual or annual payments ("license maintenance fees") to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days' to 90 days' notice. Annual and semi-annual license maintenance fees are recognized as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid will reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Royalties are recognized as revenue when they become fixed and payable. The Company's arrangements provide for continuing support, principally in the form of technical knowledge-sharing, of its technology at standard consulting rates. The Company's licensees have not required significant support in the past, and the Company does not anticipate providing significant levels of these services in the future. Revenues derived from consulting services which are not essential to licensee's ability to use the Company's technology are recognized as earned.

        The Company receives certain government grants that support the Company's research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in various grants. Revenues associated with these grants are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectibility of the receivable is deemed probable.

Research and Development Expenses

        Research and development costs are expensed as incurred.

Stock-Based Compensation

        The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation." The Company values stock options issued based upon an option pricing model and recognizes this value as an expense over the period in which the options vest.

Income Taxes

        Deferred tax assets and liabilities are established for temporary differences between the financial and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is not likely.

Net Loss Per Share

        Basic loss per share is computed based on the weighted-average number of ordinary and preference shares outstanding during the period. Diluted loss per share is computed based on the weighted- average number of ordinary and preference shares outstanding, including the dilutive effect of stock options, if any. Basic and diluted loss per share are the same for all periods presented because the impact of stock options outstanding is anti-dilutive.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalents.

Long-Lived Assets

        Plant and equipment is recorded at cost. Depreciation is computed principally using the straight-line method over the following estimated useful lives: computer equipment, three years; furniture and laboratory equipment, five years; and leasehold improvements, ten years.

        Intangible assets, related to the business combination described in Note 4, consist principally of developed technology, workforce and goodwill.

        Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable and the Company's estimate of undiscounted cash flows over the assets remaining estimated useful life is less that the carrying value of the assets. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

Financial Instruments

        The Company's financial instruments include primarily cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and other current liabilities and notes payable. The carrying amounts of these assets and liabilities approximate their fair value.

Concentration of Credit Risk

        The Company extends credit based on an evaluation of the customer's financial condition, without requiring collateral. The Company monitors it exposure related to credit losses and maintains allowances for anticipated losses.

Reclassification

        Certain prior year balances have been reclassified to conform with current year presentation.

New Accounting Pronouncements

        In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

        The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Upon adoption, the remaining unamortized balance of the workforce intangible asset described in Note 4 will be subsumed into goodwill and the Company will cease amortization of the new goodwill balance. Application of the non-amortization provisions of the Statement is expected to result in a decrease in net loss of €8,825 per year. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002 and does not anticipate the effect of these tests to impact the Company's earnings or financial position.

        In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. The primary objectives of SFAS No. 144 are to develop one accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues. The Company will adopt SFAS No. 144 beginning January 1, 2002. Management does not expect the adoption of SFAS No. 144 to have an impact on the Company's financial position, results of operations or cash flows.

Note 4. Business Combination

        On June 30, 2000, the Company acquired all of the outstanding shares of U-BiSys B.V., a development stage biotechnology company based in the Netherlands, for aggregate consideration of €136,450, which included the issuance of 7,651,536 shares of the Company, valued at €132,627, merger costs of €2,412, and the issuance of options to acquire 1,005,716 ordinary shares of the Company, of which options to acquire 83,809 ordinary shares were vested and valued at €1,412. The options issued in connection with the business combination replaced existing options of U-BiSys B.V. The acquisition was accounted for using the purchase method of accounting and, as such, the Company's results of operations include the results of the acquired business from the date of acquisition.

        The Company has recorded, based upon an independent valuation, its allocation of the purchase price in excess of the fair value of the net tangible assets acquired to intangible assets and in-process research and development totaling €50,782 and €84,141, respectively. Intangible assets consist principally of developed technology valued at €6,652, workforce valued at €4,487 and goodwill valued at €39,643. All intangible assets will be amortized over a period of five years on a straight-line basis.

        Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 80% to 90% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 13%. These projections are based on management's best estimates of market size and growth. To determine the estimated net cash flows of each acquired research and development project, the Company estimated the costs to complete each project as the acquisition date. Subsequent revisions to those estimates, arising from decisions made based on facts and circumstances arising after the acquisition date, have no effect on the original purchase price allocation.

Pro Forma Financial Information

        The following unaudited pro forma financial information has been prepared assuming that the acquisition of U-BiSys B.V. had taken place at the beginning of the respective periods presented. The amount of the aggregate purchase price allocated to in-process research and development has been excluded from the pro forma information, as it is a non-recurring item. The unaudited pro forma financial information is not necessarily indicative of the combined results of operations that would have occurred had the acquisition taken place at the beginning of each period, nor is it necessarily indicative of results that may occur in the future.

	Pro forma Year ended December 31,
	2000	1999
	(unaudited)
Total revenues	€7,100	€3,645
Loss from operations	(52,552)	(18,535)
Net loss	(55,291)	(18,703)
Net loss per share—basic and diluted	(1.95)	(0.74)

Note 5. Equity Investments

Galapagos Genomics N.V.

        In June 1999, the Company together with Tibotec Group N.V. an unrelated party, established a 50/50 joint venture, Galapagos Genomics N.V. ("Galapagos"), registered in Mechelen, Belgium to carry out certain functional genomics research activities. This investment is accounted for using the equity method, and thus the Company's proportional share of Galapagos' net loss is included in the consolidated statement of operations. The joint venture is engaged in research and development activities, and does not have significant revenues, assets or liabilities.

Archimedes Life Sciences V.O.F.

        In 1999, the Company established a 50/50 partnership, Archimedes Life Sciences V.O.F., with Pharming Technologies B.V. ("Pharming") to manage the joint facilities in the building which both the Company and Pharming occupy. The investment was accounted for using the equity method, and thus the Company's proportional share of Archimedes' net loss is included in the consolidated statement of operations.

        In December 2001, the Company and Pharming terminated their partnership. Based on the terms of the dissolution agreement, the Company acquired 100% of Pharming's leasehold improvements in the building and certain laboratory equipment for an aggregate consideration of €3,148 which included €

2,950 in cash and forgiveness of amounts due from Pharming of €175. The Company also assumed the right to lease 100% of the office and laboratory space formerly leased by Pharming.

        At December 31, 2001, both the assets purchased from Pharming and the carrying value of the Company's investment in the partnership immediately prior to its dissolution of €3,926 have been recorded in plant and equipment.

        During 2001, the Company paid €908 of the agreed-upon purchase price.

Note 6. Intangible Assets

        Intangible assets originate from the merger between Introgene B.V. and U-BiSys B.V. per June 30, 2000 as described in note 4 of the consolidated financial statements.

        The movement of intangible assets for the years 2000 and 2001 is presented below:

	Total	Developed technology	Work force	Goodwill
Balance, January 1, 2000	€—	€—	€—	€—
Additions	50,782	6,652	4,487	39,643
Retirements	—	—	—	—
Amortization	(5,078)	(665)	(449)	(3,964)

Balance, net, December 31, 2000	€45,704	€5,987	€4,038	€35,679
Additions	—	—	—
Retirements	—	—	—
Amortization	(10,156)	(1,330)	(898)	(7,928)

Balance, net, December 31, 2001	€35,548	€4,657	€3,140	€27,751

Note 7. Plant and Equipment

        Plant and equipment consist of the following:

	December 31,
	2001	2000
Leasehold improvements	€6,473	€—
Furniture and laboratory equipment	7,545	5,778
Computer equipment	1,312	761

	15,330	6,539
Less accumulated deprecation	(2,226)	(1,366)

Net plant and equipment	€13,104	€5,173

Note 8. Shareholders' Equity

Initial public offering

        In October 2000, the Company completed its initial public offering of its ordinary shares. The initial public offering generated net proceeds of €127,470.

Preference shares

        Preference shares are convertible into an equal number of ordinary shares at any time at the sole option of the holder. Approval of at least 60% of the holders of preference shares is required to implement certain changes to the Company's articles of incorporation. The preference shares have no liquidation or dividend preferences. In May 2000, all outstanding preference shares were converted to ordinary shares.

Reorganization

        On October 10, 2000, the Company effected a reorganization pursuant to which IntroGene B.V. became a wholly-owned subsidiary of Crucell N.V. Pursuant to the reorganization, shareholders of IntroGene B.V. received one share of Crucell N.V. for each share of IntroGene B.V. held. The reorganization, which effected a combination of entities under common control, has been accounted for in a manner similar to a pooling of interest. Accordingly, the financial statements of the Company reflect the historical carrying amounts of the assets and liabilities and the historical results of operations.

        In conjunction with the reorganization, the nominal value of both ordinary and preferred shares was changed from €0.05445 to €0.24.

Stock Split

        On October 25, 2000, the Company executed a deed to effect a three-for-two stock split of its shares and stock options. All shares and options in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

Stock Option Plan

        In 1997, the Company adopted a stock option plan whereby the remuneration committee of the supervisory board may grant stock options to employees, consultants and directors. Time-based vesting provisions for stock options granted under the stock option plan are typically four to five years and permit employees to exercise options to the extent vested. Unvested options are forfeited upon employee termination. Upon exercise of options, employees may elect not to be subject to time-based vesting provisions. If employees elect not to be subject to time-based vesting provisions, the employees may exercise all options granted and become subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate exercise price. If employees elect not to be subject to time-based vesting provisions, the portion of the profits payable to the Company decreases ratably over four to five years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company, if an employee terminates employment prior to the end of the relevant four to five year period. No employees to date have elected not to be subject to time-based vesting provisions.

        In connection with the acquisition of U-BiSys BV on June 30, 2000, the Company issued options to acquire 1,005,716 ordinary shares in the Company at an exercise price of €0.49.These options expire five years from the date of grant and vest through February 2005. Options are exercisable immediately upon grant. However, in the event of voluntary or involuntary termination of employment with the Company for any reason, unvested options may be exercised by the employee at an exercise price equal to the fair market value of the Company's stock on the date of termination. Based upon the terms of the employee stock option awards, in the event of employee termination and the exercise of unvested options by the employee, the Company is required to reduce the proceeds from the employee from the exercise of options to the extent of employee taxes that result from the exercise of such options.

        The Company recognized deferred compensation of €15,527 related to the issuance of unvested options to acquire 921,907 ordinary shares of the Company, representing principally the difference between the exercise price and fair value of the Company's stock.

        On September 26, 2000 the members of the Supervisory Board and shareholders approved amendments to the terms of all outstanding stock options, such that all options became immediately exercisable with no vesting requirements and not subject to any profit retribution provisions. Accordingly, the Company recognized compensation expense of €15,700 representing the total amount of deferred compensation.

        On September 26, 2000, the members of the Supervisory Board and shareholders approved a stock option plan, which replaced the existing plan, whereby a total of 15% of the total issued and outstanding shares were available for issuance under the plan. To the extent additional ordinary shares are issued, under the terms of the stock option plan 15% of the additional ordinary shares issued will become available for issuance under the plan. Under the terms of the stock option plan, options must be granted at an exercise price not less than the average market value of an ordinary share over the three days immediately preceding the grant date.

        On January 2, 2001, the members of the Supervisory Board and shareholders approved amendments to the terms of the plan whereby stock options granted under the plan subsequent to January 2, 2001 are subject to time based vesting provisions of four to five years and permit employees to exercise options to the extent vested. Upon exercise of options, employees may elect to not be subject to time-based vesting provisions. If employees elect not to be subject to time-based vesting provisions, the employees may exercise all options granted and become subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate exercise price. If employees elect not to be subject to time-based vesting provisions, the portion of the profits payable to the Company decreases ratably over four to five years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company, if an employee terminates employment prior to the end of the relevant four to five year period.

        Total compensation cost recognized for all stock-based employee compensation awards was €888, €31,153 and €91 in 2001, 2000 and 1999 respectively.

Note 8. Shareholders' Equity (Continued)

        The options expire four to five years from the date of grant, or earlier upon termination of employment with the Company. Generally, options granted under the stock option plan are granted at exercise prices at least equal to the fair value at the date of grant.

        A summary of the stock option activity for the plan, including 1,005,716 stock options issued in connection with the acquisition of U-BiSys B.V., is as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 1998	1,351,086	1.72
Granted	904,125	4.23
Exercised	(210,000)	1.13
Forfeited	(54,750)	1.73

Balance at December 31, 1999	1,990,461	2.87
Granted	2,427,216	12.50
Exercised	(250,323)	2.13
Forfeited	(167,119)	1.68

Balance at December 31, 2000	4,000,235	6.85
Granted	1,006,813	9.47
Exercised	(290,810)	1.84
Forfeited	(95,974)	9.31

Balance at December 31, 2001	4,620,264	9.43

        The following table summarizes information about the Company's stock options outstanding at December 31, 2001:

Exercise price	Outstanding Options at December 31, 2001	Weighted average remaining contractual life (years)	Exercisable options
€0.49	989,803	3.08	989,803
€1.51-€2.27	507,000	0.90	507,000
€4.23	812,625	1.49	812,625
€6.65-€9.30	436,500	3.63	436,500
€11.43	435,863	3.05	435,863
€21.00	1,438,473	2.80	1,438,473

Total	4,620,264		4,620,264

        As of December 31, 2001, a total of 667,464 ordinary shares have been reserved for the grant of future options.

        The Company accounts for its employee stock options under the fair value method in accordance with Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation". The fair value of options was estimated at the date of grant using the minimum value method in 1999, and the Black-Scholes option pricing model in 2000 and 2001, with the following weighted average assumptions:

	Year ended December 31,
Exercise price
	2001	2000	1999
Risk-free interest rate	5.5%	6.0%	4.0%
Dividend yield	—	—	—
Volatility	110.0%	89.8%	—
Expected life (years)	4.0	4.0	4.0

        The weighted average fair value of options noted above which were granted during the years ended December 31, 2001, 2000 and 1999 was €5.19, €10.84 and €0.02, respectively.

Note 9. Commitments

        Total minimum payments under non-cancelable operating leases are as follows at December 31, 2001:

2002	1,789
2003	1,663
2004	1,578
2005	1,146
2006	980
Thereafter	3,908

        Building rental expense was €798, €645 and €448 for the years ended December 31, 2001, 2000 and 1999, respectively.

        The Company has future minimum payments under non-cancelable research and licensing agreements whereby it is obligated to make payments of €1,339, €942, €393 and €315 in 2002, 2003, 2004 and 2005, respectively.

Note 10. Defined Contribution Plan

        The Company maintains a defined contribution plan in The Netherlands whereby participants may contribute up to 12% of their pre-tax base salaries, subject to certain limitations. The Company makes a matching contribution equal to 100% of an employee's pre-tax contributions, subject to a maximum amount equal to 3% of the participants compensation. The Company's contributions to the plan were €290, €262 and €165 for the years ended December 31, 2001, 2000 and 1999, respectively.

Note 11. Revenues

        The table below reflects the geographical composition of revenues for the years ending December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001	2000	1999
Europe	€1,531	€1,730	€1,451
Americas	7,650	5,180	1,743

	€9,181	€6,910	€3,194

Note 12. Income Taxes

        The Company has tax loss carry forwards of €32,100, €28,000 and €17,700 at December 31, 2001, 2000 and 1999, respectively. The Company has evaluated evidence impacting the realizability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Company's history of net losses and concluded that it is more likely than not that the full benefits of these tax loss carry forwards will not be realized in the near term. Accordingly, the Company recorded a valuation allowance equal to 100% of the net deferred tax asset balance at December 31, 2001, 2000 and 1999.

        Under current tax law, these tax loss carry forwards which were generated from the operations of Crucell Holland B.V., a wholly owned subsidiary of the Company, may be carried forward indefinitely, but are limited to reducing the future taxable income of Crucell Holland B.V. on a stand alone basis.

        In addition to the above, at June 30, 2000 in connection with the acquisition of U-BiSys B.V., the Company assumed U-BiSys' tax loss carryforwards of approximately €3,000. Under current tax law, this tax loss carryforward may be carried forward indefinitely, but is limited to reducing the future taxable income of U-BiSys on a stand-alone basis. All tax loss carry forwards generated subsequent to June 30, 2000 have been included in the tax loss carry forwards of the Company.

Note 13. Significant Customers

        For the year ended December 31, 2001, one customer accounted for 60% of revenues. For the year ended December 31, 2000, one customer accounted for 57% of revenues. For the year ended December 31, 1999, three customers each accounted for 21% of revenues. The Company's significant customers in 2001 and 2000 were different parties than the Company's significant customers in 1999. There was no customer that was significant in more than one year.

Note 14. Quarterly Financial Data (Unaudited)

        The following is a summary of the quarterly results of operations for the fiscal years ended December 31, 2001 and 2000.

	Fiscal year 2001 (unaudited)
	Three months ended
	Q1	Q2	Q3	Q4
Revenues	€920	€1,233	€3,161	€3,867
Loss from operations	(7,217)	(8,785)	(6,266)	(5,862)
Net loss before provision for income taxes	(5,636)	(7,106)	(5,979)	(5,265)
Net loss	(5,636)	(7,106)	(5,979)	(5,265)
Net loss per share—basic and diluted	(0.16)	(0.20)	(0.17)	(0.15)
	Fiscal year 2000 (unaudited)
	Three months ended
	Q1	Q2	Q3	Q4
Revenues	€947	€578	€836	€4,549
Loss from operations	(2,369)	(86,406)	(20,758)	(19,336)
Net loss before provision for income taxes	(2,509)	(86,670)	(20,736)	(21,702)
Net loss	(2,509)	(86,670)	(20,736)	(21,702)
Net loss per share—basic and diluted	(0.14)	(4.53)	(0.77)	(0.66)

Note 15. Net Loss and Shareholders' Equity under Accounting Principles Generally Accepted in The Netherlands

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), which differ significant respects from generally accepted accounting principles in The Netherlands ("Dutch GAAP").

        The tables below reconcile the net loss and shareholders' equity of the Company under U.S. GAAP to the net loss and shareholders' equity under Dutch GAAP:

	Year ended December 31,
	2001	2000	1999
Net loss under U.S. GAAP	€(23,986)	€(131,617)	€(7,415)
Acquired in-process research and development	—	84,141	—
Intangible assets	10,156	5,078	62
Stock compensation	888	31,153	91
Revenue recognition	—	(279)	279

Net loss under Dutch GAAP	€(12,942)	€(11,524)	€(6,983)

	Year ended December 31,
	2001	2000
Shareholders' equity under U.S. GAAP	€164,713	€187,375
Intangible assets	(35,548)	(45,704)

Shareholders' equity under Dutch GAAP	€129,165	€141,672

        The following accounting principles were previously followed by the Company pursuant to Dutch GAAP:

Acquired in-process research and development

        Acquired in-process research and development is capitalized as goodwill.

Intangible Assets

        Intangible assets consist of the capitalization of start-up expenses and certain research and development activities. Such intangible assets are amortized over their estimated useful life.

Stock Compensation

        No compensation expense is recognized for equity awards.

Revenue Recognition

        Revenue is recognized upon persuasive evidence of an arrangement.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
OTHER
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures about Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURE
EXHIBIT INDEX
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
CRUCELL N.V. CONSOLIDATED BALANCE SHEETS (amounts in thousands of Euro, except share data)
CRUCELL N.V. CONSOLIDATED STATEMENTS OF OPERATIONS (amounts in thousands of Euro, except share data)
CRUCELL N.V. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (amounts in thousands of Euro, except share data)
CRUCELL N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS (amounts in thousands of Euro)
CRUCELL N.V. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousands of Euro, except share data)