Form 20-F
period 2002-12-31
CRUCELL NV
filed 2003-04-18
CIK 1126136

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 18, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2002
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

Ordinary Shares, par value €0.24                  35,649,938

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

        On October 25, 2000, we executed a deed of issue of shares to effect a three-for-two stock split of our shares and options. We have adjusted all share per share and option information in this document to reflect the stock split.

        Prior to 2000, we published our financial statements in Dutch guilders. We now publish our financial statements in euro. In this document, references to (1) "€," "EUR" and "euro" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on European Union, (2) "USD," "$" and "dollars" are to the currency of the United States and (3) "NLG" and "Dutch guilders" are to the former currency of The Netherlands. We have converted certain amounts in this document, including our historical financial statements, into euro at the rate of EUR 1.00 to NLG 2.20371, the euro/Dutch guilder exchange rate fixed on January 1, 1999.

FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "believes," "intends," "expects," and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; technology and product development efforts; our ability to realize commercially valuable discoveries; our intellectual property portfolio; our ability to develop potential products and technologies suitable for commercialization; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

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

OTHER

        PER.C6™, MAbstract™ and AdVac™ are trademarks of Crucell Holland B.V. Other trademarks of Crucell N.V. or its wholly owned subsidiaries used in this report include Crucell™. All other trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners. Crucell N.V. and its wholly owned subsidiaries own a number of additional trademarks, including registered trademarks, that are not referenced in this report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        This item is not applicable.

Item 2.    Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3.    Key Information

Selected Historical Financial Data

        The selected financial data presented below as at and for each of the five years in the period ended December 31, 2002 has been derived from:

  •
  in respect of the three years ended December 31, 2002, our audited financial statements included elsewhere in this annual report, which have been audited by Ernst & Young Accountants, independent auditors; and

  •
  in respect of the two years ended December 31, 1999, our audited financial statements, which have not been included elsewhere in this annual report, and which have been audited by Ernst & Young Accountants, independent auditors.

        We have prepared our financial statements in accordance with U.S. GAAP. The selected financial data of Crucell N.V. should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the audited historical financial statements of Crucell included elsewhere in this annual report.

Crucell N.V.

	Years ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except share/ADS and per share/ADS data)
Consolidated Statement of Operations Data:
Revenues:
License	€2,055	€2,228	€6,045	€7,972	€6,664
Government grants and other revenues	1,023	966	865	1,209	2,911

Total revenues	€3,078	€3,194	€6,910	€9,181	€9,575
Costs and expenses:
Research and development	3,158	5,328	7,189	17,392	24,252
Selling, general and administrative	3,367	5,043	8,218	8,875	10,386
Developed technology amortization	—	—	665	1,330	1,331
Goodwill amortization	—	—	4,413	8,826	—
Goodwill impairment	—	—	—	—	30,891
Stock option compensation	86	91	31,153	888	1,371
Acquired in-process research and development	—	—	84,141	—	—

Total costs and expenses	€6,611	€10,462	€135,779	€37,311	€68,231

Loss from operations	(3,533)	(7,268)	(128,869)	(28,130)	(58,656)
Interest income	356	777	914	6,205	3,547
Foreign currency gain/(loss)	—	—	(2,219)	463	(54)
Equity in losses of unconsolidated investments	—	(924)	(1.443)	(2,524)	(507)

Net loss	€(3,177)	€(7,415)	€(131,617)	€(23,986)	€(55,670)

Net loss per share/ADS—basic and diluted	€(0.26)	€(0.42)	€(5.38)	€(0.68)	€(1.57)
Weighted average shares/ADSs outstanding—basic and diluted	12,092,021	17,579,100	24,485,800	35,268,457	35,547,635
	As of December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	€22,751	€24,528	€136,056	€120,243	€110,645
Total current assets	€23,558	€25,983	€138,954	€124,861	€114,477
Intangible assets(1)	—	—	€45,704	€35,548	€3,326
Total assets	€24,156	€29,344	€196,525	€175,259	€129,857
Liabilities and shareholders' equity:
Total current liabilities	€2,761	€3,602	€9,150	€10,546	€12,799
Total shareholders' equity	€21,032	€25,742	€187,375	€164,713	€111,409
Total liabilities and shareholders' equity	€24,156	€29,344	€196,525	€175,259	€129,857

(1)
Net of accumulated amortization and impairment of €47,456 at December 31, 2002 and accumulated amortization of €15,234 and 5,078 at December 31, 2001 and 2000, respectively.

Exchange Rate Information

        Before January 1, 1999, the Dutch guilder was a part of the European Monetary System exchange rate mechanism known as the EMS. Within the EMS, exchange rates fluctuated within permitted margins, fixed by central bank intervention. The European Monetary Union, known as the EMU, superseded the EMS on January 1, 1999 and the euro was introduced as the common European currency of some participating member countries of the European Monetary Union. The legal rate of conversion between Dutch guilders and the euro was established on January 1, 1999 at NLG 2.20371 = EUR 1.00. On January 1, 2002, the Dutch guilder was replaced by the euro as the legal currency of The Netherlands.

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

        The following table sets forth, for the periods and years indicated, the high, low, average and year-end noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Dutch guilders for 1998, and for euros for 1999 through 2002. For 1998, the high, low, average and year-end Noon Buying Rates for Dutch guilders are shown converted into euros at the exchange rate set by the Council of the European Union for use as of January 1, 1999 of EUR 1 = NLG 2.20371 and expressed in euros per USD 1.00. These ratios may differ from the actual ratios used in the preparation of our financial statements and other financial information appearing in this annual report.

Year ended December 31,	High	Low	Average(1)	End of Period
	€	€	€	€
1998	0.95	0.82	0.90	0.85
1999	1.00	0.84	0.94	1.00
2000	1.21	0.97	1.09	1.07
2001	1.20	1.05	1.12	1.12
2002	1.16	0.95	1.06	0.95

(1)
The average of the Noon Buying Rates on the last business day of each month during the period indicated. See "Presentation of Financial and Other Information" on page 1 of this Form 20-F.

        The following table sets forth, for the previous six months, the high and low Noon Buying Rates expressed in euros per USD 1.00.

	High	Low
	€	€
October 2002	1.03	1.01
November 2002	1.01	0.99
December 2002	1.01	0.95
January 2003	0.97	0.92
February 2003	0.93	0.92
March 2003	0.95	0.90

        On April 8, 2003, the latest practicable date before the filing of this annual report, the Noon Buying Rate was USD 1.00 = EUR 0.94. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

Risk Factors

        You should carefully consider all the information in this annual report, including these material risk factors.

        We have a history of net losses and we expect to continue to incur net losses. We may not achieve or maintain profitability.

        We have incurred net losses since incorporation. At December 31, 2002, we had an accumulated deficit of €229.8 million. We expect to have net losses and negative cash flow in the foreseeable future. The size of these net losses and negative cash flow will depend, in part, on:

  •
  the rate of growth, if any, in our licensing revenues;

  •
  our ability to develop potential products either on our own or through collaborations or strategic alliances; and

  •
  the level of our expenses.

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

        We expect that our future capital requirements will be substantial. Changes may occur that would consume available capital resources significantly sooner than we currently expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the research and development of our technologies and potential products. We also may need to raise additional capital if we make any acquisitions using cash consideration. We may seek additional funding through public or private financing, strategic alliances or other arrangements. We may not have access to additional financing and, if we do, it may not be on favorable terms. If we fail to raise sufficient funds, we will have to curtail or cease operations, reduce our capital expenditures, scale back our development of new potential products, reduce our workforce and license potential products or technologies to others that we otherwise would seek to commercialize ourselves.

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

        A large portion of our expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of our expenses and our revenues. Accordingly, if revenues decline or do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses and will suffer losses accordingly. In addition, we plan to increase our research costs in 2003, which will increase our operating expenses in the foreseeable future. Due to the possibility of fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the price of our ordinary shares and ADSs would probably decline.

        If we or our licensees do not develop potential products based on our core technologies that are approved for sale and are commercially successful, we may be forced to cease operations.

        You must evaluate us in light of the uncertainties and complexities affecting our core technologies, none of which has yet been used to develop a product approved by the U.S. Food and Drug Administration for commercial use. Very little data exists regarding the safety and effectiveness of the type of potential products that we and our licensees are developing. All of our potential products, and those of our licensees, are either in research or in pre-clinical or, in select cases, clinical development. We and our licensees may not succeed in developing commercial products that are safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully. We have not, and many of our licensees have not, yet begun to clinically test any of the potential products being developed using our core technologies.

        Development of products requires significant development and investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior to their commercial distribution. We do not expect any of our potential products to enter clinical trials for at least the next year and we do not expect our licensees to commercially distribute products that use our technologies for at least the next three years. We and our licensees must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their potential products. Our research and development or that of our licensees may not establish that our technologies or our or their potential products are safe and effective, in which case regulatory authorities may not approve them. In addition, our government and university licensees and collaborators may have goals, such as academic publication or data collection, that are not solely focused on producing marketable products. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees operate might limit our and their ability to develop commercially successful products.

        We rely on license and other revenues from the licensing of our PER.C6 platform. If our licensees do not continue to use our PER.C6 technology or other of our technologies, or if they terminate their agreements with us, we will earn less or no revenue from our license agreements with them.

        License revenues from our PER.C6 platform have accounted for a substantial portion of our revenues to date and we expect that we will continue to be reliant on these revenues for the foreseeable future.

        If our current or prospective licensees do not develop and eventually distribute products based on our PER.C6 technology, we may not be able to realize the revenues and growth we anticipate. Our current or prospective licensees may use or develop alternative technologies or develop competing products or potential products independently or in collaboration with others, including our competitors. If any of our licensees become involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not require them to dedicate resources to developing and, eventually, distributing commercial products based on our technologies. Furthermore, our licensees may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements to replace those agreements. One such license, granted to Centocor Inc. for the development of the anti-CD46 antibody for cancer treatment, was terminated by the licensee in December 2002 and the rights to the anti-CD46 antibody returned to us. This license, which relied on our MAbstract phage antibody display technology, may not be replaced by a similar agreement involving the same technology. As a result of the termination of the license with Centocor, we currently do not earn any revenue with respect to the anti-CD46 antibody that was subject to the license.

        We face competition in discovering, commercializing and licensing new technologies from biotechnology firms in Europe, the United States and elsewhere. This competition may limit our ability to derive revenues from our technologies and achieve profitability.

        The field of biotechnology is new and rapidly evolving, and we expect that it will continue to undergo significant and rapid technological change. We operate in highly competitive markets and we may experience competition from companies which have similar or other technologies and other forms of treatment for the diseases we are targeting. We also may experience competition from companies that have acquired or may acquire technology from companies, universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products or potential products to address the same diseases and conditions that we and our licensees target and may have or develop products or potential products that are more effective than those based on our technologies. We also compete with our licensees in developing new potential products. It is possible that we will not be able to effectively compete with these or other entities, and such competition could significantly erode any market share that we may achieve and substantially curtail our ability to achieve profitability.

        We are aware of a human cell-line expression platform, the 293 human cell-line expression platform, that shares some of the advantages of our PER.C6 platform. The 293 human cell line expression platform, which is considered to be public domain, is utilized by Eli Lilly & Co. to produce a protein for the treatment of adult severe sepsis. This product has been approved by the U.S. Food and Drug Administration (FDA) and the European Medical Examiners Association (EMEA). No product based on the PER.C6 cell line has yet been approved by the FDA or the EMEA. The fact that a competing technology, the 293 human cell-line expression platform, has been approved could hamper our ability to license and derive revenue from our PER.C6 platform, which could have a significant adverse effect on our financial results.

        We are aware that scientists have published research describing human cell culture systems that appear to have similarities to our PER.C6 platform. Other companies use alternative non-human expression platform technology such as transgenic animals and cell lines derived from animals. Chinese hamster ovary, or CHO, cells are widely used for the commercial production of antibodies and therapeutic proteins. The success of competing technologies could significantly limit our ability to license and derive revenue from our PER.C6 platform or other technologies, which could have a significant adverse effect on our financial results.

        Other biotechnology companies, including Celltech Group plc and Protein Design Laboratories, Inc., currently generate humanized antibodies, and Medarex, Inc. and Abgenix Corp. produce antibodies from transgenic mice. MorphoSys AG and Cambridge Antibody Technology Group plc generate fully-human antibodies using phage antibody-display libraries that are similar to ours. Companies such as Dyax Corp. and SCA Ventures, Inc., a subsidiary of Enzon Corporation, are also working in the field of phage display libraries and we have licensed certain technology from them. We may be unable to compete with these companies, which would hamper our ability to license and derive revenue from our PER.C6 platform or other technologies.

        In respect of vaccines, we are aware that other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK and VERO as well as on production platforms based on yeast or embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI-38 and MRC-5 for licensed and marketed vaccines as well as human cell lines supporting products in development such as HEK-293. Other biotechnology and pharmaceutical companies that are focused on developing cell-based vaccines for emerging viruses and/or to defend against bio-terrorism include Wyeth, Aventis-Pasteur, Merck & Co., Chiron, Acambis, Baxter, PowderJect, Berna Biotech and Bavarian Nordic. We may be unable to compete with these technologies or companies in the area of vaccines.

        In respect of vector development, we are aware of several competing technologies, including those of GenVec and Merck & Co., that may pose a threat to the commercial viability of our AdVac technology. In particular, Merck & Co. research has established methods that may prevent problems relating to pre-existing immunity to adenovirus 5 vectors. If successful, these methods may limit the development of a market for our AdVac technology.

        We are dependent on a small number of licensees for a majority of our revenues.

        We are dependent on a small number of licensees that account for the majority of our revenues. For the year ended December 31, 2002, three licensees accounted for 39% of our revenues, for the year ended December 31, 2001, one licensee accounted for 60% of our revenues and for the year ended December 31, 2000, one licensee accounted for 57% of our revenues. One of our significant licensees in 2002 was a significant licensee in 2001, and no licensees that were significant in 2002 and 2001 were significant in 2000. We expect that a high level of licensee concentration will continue in the future. One of our major licensees, Centocor Inc., terminated its license in December 2002, and as a result of this termination, we will not earn any revenue with respect to the anti-CD46 antibody that was subject to the license beyond March 31, 2003. In the event that one or more of our other major licensees were to terminate or substantially alter their licenses with us for any reason, we could experience a significant decrease in revenues and an adverse effect on our financial results.

        In 2002, we entered into a contract with DSM Biologics that is material to our operations and future revenues. Any alteration or termination of that agreement could have a significant adverse effect on our licensing revenues and financial results.

        Our collaboration agreement with DSM, entered into in December 2002, is a significant licensing arrangement relating to our patents for the PER.C6 cell line. The objective of the agreement is to further development and production of biopharmaceutical products such as recombinant proteins and monoclonal antibodies. Under the terms of the collaboration agreement, we will collaborate with DSM and license our PER.C6 technology to them on an exclusive basis in the area of contract manufacturing for a sum that, over the four year term of the contract, is significantly higher than the revenues we have earned in the past. In addition, the collaboration agreement requires us to contribute significant expenditures to the development of PER.C6 as a production platform for antibodies over the next four years.

        We are heavily reliant on this new contract for revenues and commercialization of our PER.C6 cell line, and any termination or alteration to the collaboration agreement would have a substantial adverse effect on our licensing revenues and financial results. The license granted to DSM under the agreement is exclusive and global, which means we cannot license PER.C6 as a production platform for antibodies to other parties in the area of contract manufacturing. This exclusive arrangement may cause us to forego increased revenue opportunities from other third parties regarding the licensed technology over the four year term of the agreement. Further, DSM is entitled to a portion of all fees, proportional to the payment of additional fees by DSM, other than service fees that are received with respect to the licensing of PER.C6, which could reduce the profitability of this technology to us. In addition, future payments to us under the collaboration agreement are dependent on reaching three collective milestones with respect to the development of PER.C6 as a production platform. If these milestones are not reached, our revenues from this agreement could be substantially reduced.

        Obtaining regulatory approval for our potential products and technologies is a costly and time-consuming process. If the relevant regulatory authorities do not approve products developed using our technologies, we or our licensees will not be able to commercialize them, and we may not receive any royalty or other revenues.

        The U.S. Food and Drug Association, or FDA, must approve any biopharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Agency for the Evaluation of Medicinal Products, or the EMEA, the European Commission and local regulatory bodies regulate biopharmaceutical products elsewhere. In the approval process, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. The costs of pursuing and securing regulatory approval are increasing, necessitating additional regulatory compliance expenditure on our part. Required testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain.

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

        The use of genetic technology and materials derived from human fetal tissue raises many ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of our technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products, like stem cells, could result in greater governmental regulation of our technologies and potential regulatory delays relating to the testing or approval of our own or our licensees' potential products. Advocacy groups have taken issue in the past and may take issue in the future with the use of genetic technology and/or materials derived from human fetal tissue, which may hinder or adversely affect regulatory approval or market acceptance of our technologies and products developed using them. Concerns over the safety of new biopharmaceutical technologies or products could result in limited acceptance by patients and the medical community. In addition, we use animal testing in some of our research and development and adverse public reaction to our use of animal testing could also generate negative publicity. Any of these factors could reduce or eliminate the potential markets for our own or our licensees' potential products.

        Our efforts to protect our intellectual property rights or to defend ourselves against any claims of infringement may be costly and, if unsuccessful, we may be barred from using or licensing our technologies.

        Our commercial success depends in part on our ability to obtain and maintain adequate protection of our intellectual property rights in our technologies and potential products in Europe, the United States and elsewhere. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and any potential products we develop and erode our competitive advantage and/or erode the value of our technologies.

        Our commercial success also depends on not infringing patents and proprietary rights of third parties. Our work is in areas of technology where a large number of patent rights exist. As the biotechnology and biopharmaceutical markets expand and more patents are issued, the risk that our technologies and potential products may give rise to claims of alleged infringement increases. In addition, we may in the future wish to undertake activities which raise patent infringement issues.

        We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts to ensure that we do not undertake activities that infringe their intellectual property rights and to monitor whether those companies' activities may infringe our intellectual property rights. Due to the inherent vagaries of patent searching, we can never be certain that our monitoring will be exhaustive, and it is possible there may be third-party intellectual property rights of which we are not yet aware. If we determine that other companies' technological development efforts violate our intellectual property rights, we intend to take appropriate action. We are aware of a few patents which are potentially relevant to our past, current or anticipated activities. We believe that our current activities do not infringe any valid claims of these patents. Third parties, however, may seek to enforce patents against us and a court may find against us. Enforcing intellectual property rights against others or defending ourselves against claims of infringement can be very expensive, and any action in which we are involved could result in substantial costs and diversion of management and technical personnel and resources.

        Other companies are and may become involved in proceedings regarding patents that cover technologies related to ours. The outcome of any intellectual property proceeding in which we or they are involved could effectively block our ability to further use or license our technologies or enter into co-development arrangements. It could also impair our or our licensees' ability to develop and commercialize potential products or products, and could result in the award of substantial damages against us. In the event of an unfavorable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential products to avoid infringement. In the event that we must cease using a technology, we could encounter delays in license revenue generation, milestone or royalty payments or product introductions while we attempt to develop alternative technologies or potential products. If we do not succeed in such attempts, we may be forced to cease operations. In addition, if litigation results in a successful challenge to one of our patents, then competitors could be free to use the subject matter covered by the patent, or we may need to license the technology to others in settlement of such litigation.

        In December 2002 we agreed on the terms of a license with Cambridge Antibody Technology plc, or CAT, whereby we received from CAT a worldwide license with respect to all CAT's antibody phage display technology patents. As a result of this agreement, litigation between CAT and us commenced in 2000 regarding the patents underlying the license was withdrawn. Under the agreement, CAT will receive from us an initial license fee and milestone and royalty payments, while we will be allowed to develop and commercialize human antibody products using CAT's patented phage display technology. Certain restrictions in this license agreement may prevent us from developing and commercializing antibodies or other products validated using phage display technology due to the existence of exclusive arrangements between CAT and its pre-existing licensees, or pre-existing CAT internal programs.

        If we or our licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, we or our licensees may be unable to develop or market products based on our technologies.

        We may be unable to earn revenues from products based on our technologies or from our own potential products if a third party does not grant us or our licensees a necessary license or offers a license only on unacceptable terms. Before we can market some of our potential products, we may need to obtain licenses from third parties who have patents or other intellectual property rights. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that we may wish to use or products that are similar to products that may be developed using our technologies. If these patent applications result in issued patents, we may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, we may be required to alter our technologies or potential products, or to avoid or stop certain activities. Our licensees may face similar problems.

        In 2002, we lost the services of our chief scientific officer and member of our management board, which may have an adverse effect on our business. If we lose the services of additional key personnel or are unable to attract and retain qualified personnel, we may be unable to develop our own technologies and potential products and to execute our business plan.

        On September 9, 2002, the employment contract of our former chief scientific officer, Ton Logtenberg, was terminated and he resigned from our management board. Logtenberg was a key member of our management, strategic and research and development teams, and we cannot be certain that his departure as chief scientific officer and member of our management board will not have an adverse effect on our development of technologies, ability to execute our business plan and formulation of a strategic vision. In order to retain Logtenberg's continued services to the company, we have appointed him as external advisor to the company. Neither Logtenberg's employment contract nor his consultancy agreement regarding his appointment as an external advisor contains non-compete provisions, which permits him to compete against us, and we are aware that he intends to start a company that may compete against us in the future.

        We continue to be highly dependent on the principal members of our management and scientific personnel. We are particularly reliant on Domenico Valerio, our president and chief executive officer, Jaap Goudsmit, our chief scientific officer as of September 9, 2002 and Ronald Brus, our chief operating officer. Because of the experience these personnel have with our scientific research and development, our business and the industry in which we operate, the loss of the services of any of them might adversely affect our ongoing development of our technologies which is necessary to remain competitive and our ability to execute our business plan. In addition, because our employment contract with Domenico Valerio does not contain non-compete provisions, if we lose his services, he will be free to compete against us.

        We also may not be able to recruit and retain the qualified personnel necessary to develop our core technologies and potential products and execute our business plan. There is currently a shortage of skilled executives, scientific personnel and intellectual property and regulatory experts in our industry, particularly in Europe. We believe this shortage is likely to continue. As a result, competition for skilled personnel is intense, and the turnover rate can be high. Competition for experienced executives, scientists, developers and manufacturers of pharmaceutical products, and other experts from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms or may significantly increase our labor costs.

        We may encounter difficulties in managing our growth. These difficulties could increase our losses.

        We have experienced rapid and substantial growth and may continue to experience such growth in the future. This growth may be organic or through acquisition and will continue to place a strain on our human and capital resources. The aggregate number of full-time employees increased from 55 at December 31, 1998 to 183 at December 31, 2002. In addition, we will need to continue to expend funds to manage our operations and growth effectively. We will also need to continue to expend funds to attract and retain sufficient numbers of talented employees. If we do not have sufficient revenues to address these issues and otherwise make adequate expenditures, we may not be able to manage our growth effectively. If we are unable to manage our growth effectively, our losses could increase.

        Certain of our research and product development programs depend on access to tissue samples and other biological materials without which we would be unable to conduct this research and development.

        To continue to develop our core technologies and potential products, we will need access to tissue samples and other biological materials, which may be in limited supply. If we lose access or do not obtain access to tissue samples or other biological materials, or if tighter restrictions are imposed on their use or on information generated from them, we could be restricted or prevented from conducting our research and product development. In addition, government regulation could result in restricted access to, or use of, human and other tissue samples.

        We may have conflicts with our licensees that could make collecting payments due to us more difficult or that could negatively affect our relationship with our current and potential licensees.

        We may have disagreements with our licensees over royalty payments due to us and may have difficulty in collecting these. Our existing license arrangements generally entitle us to receive royalty payments for any potential products developed using our PER.C6 technology. We depend on our licensees to inform us when they develop products using our technology. If our licensees fail to inform us of their progress in these developments, we will not know of payments to which we would be entitled. In addition, our licensees may have difficulties making payments to us given the current economic climate or other factors. We may also incur significant expenses in collecting payments or, in some instances, we may not succeed in collecting these payments at all.

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

        We rely on third-party suppliers for our serum-free medium and any interruption in this supply would interrupt our ability to conduct research and product development using PER.C6.

        We and some of our licensees rely on third parties for the supply of the serum-free medium in which we grow our PER.C6 cells. Such media may not be available for sale on an industrial or bulk scale. We believe that alternative suppliers for a suitable serum-free medium could be found, but these alternative suppliers might not be able to meet our requirements rapidly or cost effectively. If supply problems forced us to use a new medium, we would need to spend time and resources to adapt our technology and processes to that medium, and, during this period of adaptation, our use of PER.C6 would be interrupted. Any such interruption or other failure of the serum-free medium upon which we currently rely could decrease the potential viability and profitability of our PER.C6 cell line.

        We have limited experience in conducting clinical trials and manufacturing, and limited marketing or sales experience. Our lack of experience and need to rely on third parties may delay our clinical trials or the marketing and sales of our potential products.

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

        In addition, we do not have the experience or resources necessary to manufacture in large-scale quantities any products or potential products that we discover and develop, and we have limited marketing or sales experience. If we are not able to develop, or obtain through outsourcing arrangements, the requisite manufacturing, marketing and sales capabilities, we will be unable to commercialize our own products directly. Appropriate outsourcing arrangements are limited in scope and availability.

        We may have significant product liability exposure, and our product liability insurance may be inadequate to cover product liability or other claims against us.

        Like other organizations active in the biopharmaceutical industry, we may be exposed to product liability and other claims if third parties allege that our technologies, potential products or future products have caused harm. If a third party sues us for any injury caused by our products, potential products or products developed using our technologies, our liability could exceed our total assets. Suits against us arising out of clinical trials may increase the more licensees utilize our technologies or potential products, and our control over the manner of use of such technologies and potential products is lessened. We do not currently have product liability insurance that would be adequate to address all of our product liability exposure. Although we may seek to obtain adequate product liability insurance in the future, this insurance may be prohibitively expensive, or may not cover our potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or if we are otherwise unable to protect ourselves against potential product liability claims, this could prevent or inhibit the commercialization of products that we or our licensees develop.

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

        The anti-takeover provisions in our articles of association and the laws of The Netherlands may prevent a change in control that may be in the best interests of our shareholders.

        Our articles of association and the laws of The Netherlands may have anti-takeover effects. Among other things, our articles of association provide that the holders of our priority shares may make binding nominations for the election of our supervisory board members, and only a shareholders' resolution approved by a two-thirds majority of the votes cast, representing more than half of our outstanding shares, can set the nominations aside. The member of our management board, two of our supervisory board members and two independent members comprise the board of a foundation, called the Priority Foundation, that holds all of our issued and outstanding priority shares. Furthermore, we may issue preference shares to another foundation under Dutch law, called the Preferred Foundation, giving it preferred dividend rights and voting rights. The chairman of our supervisory board, Pieter Strijkert, and four independent members comprise the board of the Preferred Foundation. These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interest of our shareholders or offer them the opportunity to sell their ordinary shares or ADSs at a premium over the market price. See "Item 10—Additional Information" for additional information regarding the priority and preference shares and our articles of association.

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

        Our ordinary shares and ADSs may have a highly volatile trading price and low trading volume. You may not be able to resell your ordinary shares or ADSs at or above the price you pay for them, the ADSs may continue to decline in value, and our low share price may render us vulnerable to a takeover bid.

        Our ordinary shares are listed on the Official Market of the stock market of Euronext N.V. (Amsterdam), also called the Amsterdam Stock Exchange. Our ADSs are quoted on the Nasdaq National Market. An active trading market for the ordinary shares or the ADSs may not continue to develop or be sustained, and the market price of the ordinary shares or ADSs may continue to decline. The ADSs' low closing price during the fourth quarters of 2000, 2001 and 2002 has been $5.50, $5.05 and $2.50 respectively, and the closing price as of April 8, 2003 was $1.63. The trading prices of ordinary shares of biotechnology companies in general have experienced extreme price fluctuations in recent months and are likely to continue to be highly volatile. Moreover, our low share price and relatively high reserves of cash may indicate that we are vulnerable to an unsolicited takeover bid, as analysts have predicted a wave of mergers in the biotechnology industry involving companies that some investors may consider undervalued. In addition, any negative change in the public's perception of the prospects of biotechnology companies could further depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may decrease the trading price of our ordinary shares and ADSs, regardless of our performance.

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

        Our share price may be adversely affected by the actual or perceived availability for sale of a large number of our shares.

        Historically our shares have exhibited relatively thin daily trading volume on both the Euronext N.V. (Amsterdam) exchange and the Nasdaq National Market. Because our shares are not heavily traded, the price of our ordinary shares may be adversely affected by sales of large numbers of shares by our original shareholders, or by the perception that such sales may occur. In particular, we are aware that certain of our shareholders have the intention to sell their shares in our company, although no such shareholder has announced any details regarding the timing or terms of such a sale.

        We believe that we were a passive foreign investment company in 2002 and expect to be classified as such in 2003, causing certain adverse U.S. tax rules to apply to investors.

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes in respect of the year 2002, and also expect to be classified as a PFIC in respect of the year 2003. Although we generally do not expect to be a PFIC in the long term, certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs in respect of even a single year. In order to minimize exposure to these rules, U.S. investors may wish to make a mark-to-market or QEF election. See Item 10, "Taxation—Taxation of U.S. Investors—Passive Foreign Investment Company Rules."

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

Business Overview

        We are a biotechnology company that combines proprietary technologies to discover, develop and produce a variety of biopharmaceuticals for the prevention and treatment of human diseases. Unlike the technologies generally employed in our industry, our technologies, enable companies to develop and produce biopharmaceuticals that may not have the limitations inherent in many biopharmaceuticals currently available. Our three core technologies are:

  •
  PER.C6.    Our PER.C6 cell line expression technology is a system which companies can use to produce biopharmaceuticals. The system can be applied in four areas:

  (1)
  vaccines, both adeno-based as well as inactivated virus vaccines grown on PER.C6;

  (2)
  antibodies and other proteins with therapeutic applications, which are called therapeutic proteins;

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

  •
  AdVac.    Our AdVac technology is a vector technology, which we use to develop novel adenoviral recombinant products. The vector is developed to:

  (1)
  improve upon existing vectors for vaccines and gene therapy;

  (2)
  overcome the problems of pre-existing immunity in target populations, which allows for safer vaccines; and

  (3)
  specifically target tissue and or cells that play an important role in enhancing the efficacy of the vaccine.

        We currently realize substantially all of our non-government grant revenues from licensing our PER.C6 technology to pharmaceutical and biotechnology companies. Neither we nor our licensees currently market any biopharmaceuticals based on our technologies, and all of our products are potential products that we aim to commercialize and distribute in the future. We intend to generate revenues in the future from up-front, on-going, milestone and royalty payments from biopharmaceuticals developed using our technologies. We may also selectively seek to develop our own products which, in most instances, we expect we will co-develop and market through collaborations or strategic alliances with third parties.

Strategy

        Based on a strategic evaluation of the strengths and weaknesses of our technologies and the estimated time it may take to bring products to market, we are now focusing our development efforts on two core activities: development and commercialization of our PER.C6 production platform, and development of our own vaccines. We have scaled back investment in antibody research and development in the field of oncology because it has proven more time consuming than anticipated to create validated pre-clinical product candidates from the target and antibody discoveries yielded through our MAbstract technology.

        We intend to realize value for our shareholders in the following ways:

        Establish the PER.C6 Cell Line as the Industry Standard.    With a view to establishing the PER.C6 cell line as the industry standard for the production of human biopharmaceuticals, we actively seek to license it to third parties, which we believe results in increased awareness in, and acceptance by, the pharmaceutical industry of PER.C6 as a platform for biopharmaceutical production. By increasing the number of licenses we enter into with third parties, the number of biopharmaceutical products derived from our technology may also increase, resulting in the potential for additional royalty income. We have filed a Biologics Master File, or BMF, relating to our PER.C6 platform with the FDA, which we update regularly and which can be used by our licensees in their regulatory filings. The BMF allows our licensees to refer to useful data that we have filed with the FDA regarding the development of the PER. C6 platform without having to generate this data themselves. In 2002, we entered into a PER.C6 BMF cooperation agreement with Merck & Co. Inc. under which we and Merck agree to update the BMF with new data.

        Develop and Commercialize Our Own Products.    We are using our PER.C6 technology to discover and develop our own products. At present, we are focusing our efforts in the areas of Ebola and influenza vaccines. We may decide to co-develop and market our own products through collaborations or strategic alliances with third parties such as biotechnology and pharmaceutical companies and with other public organizations, to share risks and costs.

Industry/Scientific Overview

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

        In the area of vaccines a further limitation of the non-human platforms lies in the difficulty of production. This problem is caused by the fact that many human viruses will not grow, or will grow very poorly, on non-human cells. Since many vaccines require the production of human viruses on a large scale, the current systems are inherently limited in their use.

        Human cell lines are expression platforms and are based on "immortalized" cells, that is, cells that replicate indefinitely. Immortalized cells can be derived from cancerous cells, which by their nature replicate indefinitely. An alternative is to immortalize healthy human cells by inserting a small portion of the genome extracted from an adenovirus. An adenovirus is a common human virus that causes, for example, the common cold, to which the majority of the population has been exposed. The immortalized cell and its progeny are a "cell line." By using a human expression platform, antibodies and other biopharmaceuticals can be developed without the problems associated with non-human platforms discussed above.

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

        Uses for Antibodies.    Because of their binding characteristics, antibodies can distinguish subtle cell differences, such as differences between healthy and diseased cells. Antibodies are used:

  •
  to develop therapeutic products that can trigger the death of a target cell or bind to and block a key interaction of a disease-related cell, such as a cancer cell;

  •
  to develop therapeutic products that block infectious agents;

  •
  as tools in scientific research such as genomics and proteomics; and

  •
  to develop diagnostic products, such as the HIV antibody test.

        Scientific Progress in Antibodies.    Methods for generating monoclonal antibodies have evolved over the last 25 years. This technology originally involved immunizing mice with a target molecule and isolating relevant antibody-producing cells from the mice. Because monoclonal antibodies of murine, or mouse, origin are recognized as foreign proteins and rapidly eliminated when applied as therapeutics in humans, methods were developed to produce therapeutic antibodies that are of human origin.

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

        Phage Antibody-display Technology.    In phage antibody-display technology, scientists clone human antibody genes into phages—harmless viruses that infect bacteria. Phages with antibody fragments that attach to specific molecules can be selected, enabling selection of antibodies against targets and/or enabling the identification of target molecules. Phage antibody-display libraries are collections of large numbers of phages for use in identifying the targets and related antibodies.

  Vaccines

        Overview.    Vaccines induce immunity in people to potentially life-threatening diseases, including those caused by viruses and bacteria.

        Scientific Progress in Vaccines.    Vaccines have, next to Penicillin, contributed to world health more than any other public health intervention of the twentieth century. Smallpox was eradicated, and Polio is on its way to eradication. Significant developments include the introduction of combination vaccines and the development of attenuated vectors for vaccine development. Today, intense research is underway to develop efficacious vaccines against emerging and re-emerging viruses like HIV, Ebola, West Nile Virus and even against diseases like cancer.

        Vaccine Production Systems.    Currently, many vaccines are produced on animal material, such as fertilized chicken eggs and mouse brains. There are also several cell-based vaccine manufacturing systems, such as MDCK, MRC-5, Vero and PER.C6.

        Vaccine Types.    There are many different vaccine formats. Some of the more common ones include:

  •
  Live virus vaccines

  •
  Attenuated virus vaccines

  •
  Inactivated virus vaccines

  •
  Recombinant vaccines

  •
  DNA vaccines

  •
  Modified viruses

        Vaccine Technology Development.    A large variety of vaccine technologies have been developed in the attempt to improve overall vaccine efficacy. The key objectives of current vaccine technology research and development are:

  •
  To generate vaccines with stronger and broader immunity

  •
  To make safer vaccines

  •
  To make vaccines with more efficient manufacturing processes

  •
  To make vaccines easier to administer

        Adjuvants, like alum, are used to increase the antigenic response and thus the efficacy of the vaccine. Vaccine delivery devices, like nasal delivery systems or transdermal patches, are used to improve the ease of administration.

Core Technologies—PER.C6, a Human Expression Platform

  Overview

        PER.C6 is an expression platform that consists of a human cell line that can be used to produce biopharmaceuticals. We produced our PER.C6 cell line from a single source of healthy, human fetal cells in a controlled, documented manner. We have immortalized our PER.C6 cell line by inserting the E1 gene of a genome from an adenovirus, into a retinal cell so that the cell can replicate itself indefinitely, unlike a "normal" human cell. This feature of our cell line is essential to produce biopharmaceutical products in sufficient quantities for commercial distribution.

        There are four areas in which our PER.C6 platform is applied:

        Vaccines.    PER.C6 can be used as a platform for the development and production of both classical and recombinant vaccines.

        In the classical approach, PER.C6 cells are infected with the viruses against which the vaccine in development is meant to protect. The virus replicates on the PER.C6 cells, providing for potent material which is processed and inactivated to produce the vaccine.

        In the recombinant approach, PER.C6 very efficiently produces adenoviral vectors that can safely deliver a portion of a pathogen's DNA into the human body. This delivery elicits an immune response leading to protection against the viral, parasitic or bacterial disease.

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

        Functional Genomics.    Our PER.C6 technology can be used to produce libraries of adenoviruses into which genes to be studied have been inserted. The resulting adenoviral vectors can then be put into cells and the effects of their expression analyzed to determine the function of genes in a disease process. Galapagos Genomics, a company in which we hold a 20.8% ownership share, conducts these functional genomics activities. For additional information about this joint venture, see "—Galapagos Genomics" below.

  Key Features and Advantages

        Our proprietary PER.C6 human cell-line expression platform has the following key features and advantages over alternative expression systems:

  •
  Human Based.  As a human cell-line expression platform, PER.C6 can be used to produce fully-human biopharmaceuticals. We believe these biopharmaceuticals demonstrate enhanced biological properties and are potentially more efficacious and less toxic. In addition, the PER.C6 platform enables the production of certain human viruses that cannot be produced using alternative methods.

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

Core Technologies—MAbstract Phage Antibody-display Tools

  Overview

        We use our phage antibody-display library and related selection and engineering technology to discover novel drug targets and generate fully-human antibodies against those drug targets. We believe that the antibodies generated with our methods have unique specificities, and are thus more likely to target and treat diseases without harming surrounding healthy cells or other parts of the body. The antibodies generated using our phage antibody-display library and related selection and engineering technology can then be produced using our human expression PER.C6 platform. We believe that the fully-human antibodies produced using our PER.C6 platform will be potentially more efficacious and less toxic when introduced into the human body than antibodies produced on non-human platforms.

        We use our phage antibody-display technology in two ways:

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

        Development of Antibodies to Known Drug Targets.    The process by which we identify new drug targets and the corresponding antibodies, can also be used to discover antibodies against known drug targets. We expose the phage library to the known drug target and recover and analyze the antibodies that bind to it. Our engineering technology allows us to tailor antibodies to enhance their potential therapeutic efficacy. We do this by manipulating the DNA of antibody fragments to create fully-human antibodies with specific therapeutic properties such as the ability to induce apoptosis, or cell death, which can be used to destroy diseased cells, and improved ability to bind to targets.

  Key Features and Advantages

        We believe that our phage antibody-display technology has significant advantages over technology using transgenic mice and the phage antibody-display technology of other companies:

  •
  Subtraction Method of Selection.  We use our selection technology to search for novel targets that are present on disease-associated cells but not on healthy cells. This technology allows us to rapidly and effectively select antibodies, for possible therapeutic use and to discover novel drug targets using freshly-isolated whole cells or tissues. The subtraction method of selection is not available when generating human antibodies in transgenic mice.

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

Core Technologies—AdVac

  Overview

        AdVac is a vector system which we use to develop adenoviral recombinant vaccines and gene therapy products. Recombinant vaccines are required for several viruses, such as HIV and Ebola, against which inactivated vaccine approaches are not feasible due to the intrinsic dangers of these pathogens. One such strategy is to insert immunogenic material into a "vehicle" or vector, which delivers the immunogenic material directly into the immune system.

        AdVac is intended to induce an efficacious and safe immune response which is required for a potent vaccine. In addition, AdVac in combination with our cell culture technology provides a large scale vaccine manufacturing platform which we believe the pharmaceutical industry needs. AdVac may also be used to develop ex-vivo vaccines and gene therapy products.

        AdVac is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35 and Ad11. This is in contrast to the most commonly used adenoviral vector systems which rely on adenovirus Ad5 or Ad2, each widely present in the human population worldwide. The portion of the population that has previously been exposed to Ad5 or Ad2 is high, and a vaccine based on Ad5 or Ad2 increase the frequency of non-response or enhance the toxicity of treatment in individuals with a preexisting immunity for Ad5 or Ad2. Historically immunity and resistance to Ad5 or Ad2 has been proven to vary from person to person and has created difficulties with respect to determination of appropriate dosages. Moreover, these immunities and the resulting resistance have necessitated high doses of product to subjects. In contrast to the Ad5 and Ad2 vectors, AdVac is based on adenovirus vectors which have a low rate of occurrence in the human population. Hence, the recombinant vaccine does not have to overcome any pre-existing immunity in the target population against the vector on which the vaccine is based.

  Key Features and Advantages

        We believe our AdVac vector system has the following key features and advantages over alternative vector systems:

        Safety & Efficacy.    Because we use adenovirus vectors which are not regularly occurring in the human population, pre-existing immunity against the vector is rare. This allows for low dosing, which minimizes risk to the subject. AdVac based vaccines may not be hampered by the variable immune responses alternative systems may have when pre existing immunity exists. In addition, AdVac vectors efficiently infect and transduce tissue and cells that play an important role in inducing the required immune response.

        Scale & Manufacturing.    Our cell cultures that complement the AdVac vector system enable large scale manufacturing of recombinant vaccines. We believe this is an essential feature required by the pharmaceutical industry in meeting the global demand of vaccine required for eradication of infectious diseases.

Licensing

        Licensees.    Our current licensees are:

VACCINES

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY PLATFORM	DISEASE TARGET	DEVELOPMENT STAGE
Aventis Pasteur S.A.	Jan. 2003	Undisclosed	Undisclosed	Pre-clinical
Genexine Co. Ltd.	June 2002	PER.C6	Hepatitis B	Pre-clinical
Medimmune Inc.	May 2002	PER.C6	Influenza	—
Merck & Co. Inc.	Oct. 2000	PER.C6	HIV	Phase I
Merck & Co. Inc.	Oct. 2000	PER.C6	3 Undisclosed targets	Pre-clinical
National Institutes of Health (NIH)	Mar. 2002	PER.C6 and AdVac	Ebola, Lassa and Marburg	Pre-clinical
Rhein Biotech N.V. (Berna Biotech Group)	Apr. 2002	PER.C6	Japanese Encephalitis	Pre-clinical
Targeted Genetics Corp.	Jan. 2003	PER.C6	Undisclosed	Pre-clinical
Vaxin Inc.	June 2000	PER.C6	Rabies	Pre-clinical

ANTIBODIES & THERAPEUTIC PROTEINS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY PLATFORM	DISEASE TARGET	DEVELOPMENT STAGE
Applied Molecular Evolution, Inc.	Oct. 2002	PER.C6	Portfolio	Pre-clinical
Centocor Inc. (Johnson & Johnson)	Jan. 2003	PER.C6	Portfolio	Pre-clinical
Innogenetics N.V.	Jan. 2002	PER.C6	Portfolio	Pre-clinical
Millipore Corp.	Mar. 2003	PER.C6	Undisclosed	—
NatImmune A/S	Aug. 2002	PER.C6	Infectious diseases	Pre-clinical

GENE THERAPY

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY PLATFORM	DISEASE TARGET	DEVELOPMENT STAGE
Ark Therapeutics	Nov. 2000	PER.C6	Portfolio	Pre-clinical
Aventis Pharmaceutical Products, Inc.	Dec. 1999	PER.C6	Portfolio	Pre-clinical
Schering AG (Berlex)	Sep. 1998	PER.C6	Cardiovascular	Phase I/II
Cell Genesys Inc.	Jan. 2001	PER.C6	Portfolio	Pre-clinical
DirectGene Inc.	Sep. 2000	PER.C6	Portfolio	Pre-clinical
GenVec Inc.	July 2002	PER.C6	Cardiovascular	Phase II
GlaxoSmithKline Ltd.	Feb. 1999	PER.C6	Portfolio	Pre-clinical
Merck KgaA (Lexigen Pharmaceuticals Corp.)	Dec. 2001	PER.C6	Portfolio	Pre-clinical
Merck & Co. Inc.	Nov. 1998	PER.C6	Portfolio	Pre-clinical
ML Laboratories Ltd. (Europe)	June 1998	PER.C6	Portfolio	Phase I/II
Novartis (GTI Inc.)	May 1999	PER.C6	Portfolio	Pre-clinical
Oxford Biomedica Ltd.	Jan. 2000	PER.C6	Portfolio	Pre-clinical
Selective Genetics Inc.	June 2001	PER.C6	Portfolio	Phase I/II
Transgene SA	Apr. 2001	PER.C6	Portfolio	Phase I/II

ALLIANCES WITH CONTRACT MANUFACTURERS FOR PRODUCTION

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY PLATFORM	AREA
DSM Biologics	Dec. 2002	PER.C6	Therapeutic proteins (including antibodies)
Molecular Medicine LLC	Dec. 2001	PER.C6	Gene therapy products

FUNCTIONAL GENOMICS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY PLATFORM	AREA
Galapagos Genomics N.V.	June 1999	PER.C6	Genomics

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

  •
  License Maintenance.  Our licensees pay either semi-annual or annual fixed payments to maintain their licenses. The license maintenance fee is paid annually or semi-annually and generally set-off against any royalty payments accruing from the time of initial commercial sales.

  •
  Milestone payments.  Certain of our licenses provide for additional fees to be paid if the applicable licensee achieves certain agreed upon targets, or milestones. Milestone payments are not set-off against future royalty payments.

  •
  Royalty payments.  With the exception of three licenses (Medimmune, Millipore and Galapagos Genomics), we will receive a percentage of the value of any net sales that the licensee may generate that are related to the eventual product. Royalty payments are only payable once they exceed the aggregate of license maintenance fees. Our license agreements generally do not contain stacking provisions, meaning that royalty payments are not reduced in the event that total payments by the licensee to all licensors go above a certain percentage. At April 8, 2003 we had not received royalty payments with respect to any licenses.

        Research licenses provide for lower issuance and license maintenance fees and do not provide for royalty payments. Generally our research licenses provide that the license may be converted into a commercial license, and furthermore, stipulate that a commercial license must be obtained from us prior to the commercial distribution of any product using the licensed technology.

        Our license agreements provide that the applicable commercial license will expire at the later of the expiration of the last PER.C6 patent and 15 years after the first commercial sale of a product developed under the agreement with that licensee. Our research licenses generally expire five years after their effective date. Most of our licenses may be terminated on 90 days' notice from the licensee. Generally, licensees may not assign or sub-license their rights. Some of our license agreements provide an option which entitles the applicable commercial licensee to match or exceed more favorable terms offered to us by another party, with respect to certain technology. In addition, under our existing non-exclusive license agreements, if we disclose additional information about our technology, for example regarding regulatory approval, safety issues or use of our technology, to any of our licensees, we would be required to also provide this same information to our other licensees. Under our license agreements, because the technology which we transfer is fully-developed, we are not required to deliver any updated technology to any of our licensees, though we update our know-how with respect to our technology from time to time through Biologics Master Files to which our licensees have access.

        We do not expect our licensees to distribute commercially products made using our technologies within the next three years.

        Exclusive Licensees.    We have issued certain licenses to licensees on an exclusive basis. These licenses generally provide that we will not provide technology similar to the technology licensed pursuant to the exclusive license, to a party other than the exclusive licensee for use in the area covered by the exclusive license. These licenses also generally provide for higher payments. Among the exclusive licenses we consider more important to our business is our agreement with DSM Biologics and our agreement with Merck & Co., Inc. In 2002, an exclusive license with Centocor, Inc. was terminated.

        In December 2002, we entered into a collaboration agreement with DSM Biologics pursuant to which we have granted DSM an exclusive license to our PER.C6 platform for the contract manufacturing of recombinant proteins and monoclonal antibodies. Under the terms of this agreement, we will be paid licensing fees over a four year period and will be obligated to commit a certain level of expenditures in connection with the development of the PER.C6 production platform. DSM is entitled to a percentage of all non-service fees under the contract, in addition to an exclusive license to the technology that includes the right to sublicense.

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

        In August 2001, we entered into an agreement with Centocor Inc. pursuant to which we granted a license to Centocor for the development and commercialization of anti-CD46 antibodies against our proprietary CD46 variant drug target. In December 2002, these rights were returned to us by Centocor. The license was our only antibody contract outstanding and our only exclusive license involving our MAbstract technology. Following this termination, we have decided to continue our research and development work with respect to CD46 to assess the value of CD46 as a tumor antigen. In addition, we are assessing additional uses for our target discovery and antibody engineering capabilities.

  Manufacturing Services

        We offer good manufacturing procedures (GMP) manufacturing services for our customers. We have built a small-scale production facility in Leiden, The Netherlands and in 2000 we obtained from the Dutch regulatory authorities the license required for the manufacture of clinical trial materials at this facility. To date we have used the facility to manufacture clinical grade adenoviral vectors. The production facility consists of classified clean rooms suitable for bulk manufacturing operations and product preparation. We continuously explore additional or alternative uses for our GMP production facility. Production and testing is done under quality assurance control. Full batch documentation is generated and reviewed for product release according to EU and US regulations.

        We have signed manufacturing service agreements with a few of our customers. Under these agreements, we have produced and may produce in the future clinical batches of adenoviral materials using PER.C6 for the applicable licensee. We have received and may receive in the future initial fees upon signing and subsequent payments upon delivery of the batches we produce in accordance with the specifications of the agreement.

  Product and Technology Development

  Overview

        Taking advantage of our three core technologies, we continue to develop our technologies while selecting certain product leads for further development.

        We currently have several projects in various stages of pre-clinical development. We intend to enter into collaborative or strategic alliance arrangements with third parties to co-develop and market any products that we may develop.

  Vaccines

        In the area of vaccines, we are focusing on the development of an influenza vaccine and an adenoviral-based Ebola vaccine, both produced using our PER.C6 platform.

        Influenza.    We have recently increased our efforts in connection with developing PER.C-Flu, an influenza vaccine, using the PER.C6 platform. We believe that producing influenza vaccines using our PER.C6 platform would provide significant benefits over the methods currently used. At present, companies make influenza vaccines in embryonated chicken eggs, which presents not only logistical inefficiencies but also raises a number of significant efficacy and safety concerns. PER.C6 can be used to grow a number of influenza strains that have not been successfully grown in eggs. The vaccine can be produced in a clean environment improving overall quality and safety. In addition, the use of a human expression platform addresses concerns over egg-associated allergies.

        Ebola.    We have entered into a collaboration agreement with the National Institutes for Health (NIH) to jointly develop an Ebola vaccine, subsequently manufacture that vaccine and test its safety in humans. The vaccine will be based upon an adenovirus vector system and produced on the PER.C6 cell line. Ebola is a disease that is epidemic in Africa and could pose a risk to the general population in the event it were used in connection with, for example, bioterrorism. It is on the National Institute of Allergy and Infectious Diseases (NIAID), Center For Disease Control (CDC) and U.S. Department of Defense Category "A" list of bioterrorism agents. Under the terms of the agreement, we have an option to exclusive worldwide commercialization rights to the Ebola vaccine potentially resulting from this collaboration.

Antibody Products and Technology

        Following Centocors's decision not to advance the development of our anti-CD46 antibody for cancer treatment, we have decided to continue our work on the CD46 target. We have decided to continue new research and development work with respect to CD46 to assess the value of CD46 as a tumor antigen. In addition, we are reassessing our target discovery and antibody engineering capabilities. In addition to our efforts in connection with CD46, we continue to be active in research and development involving our MAbstract technology in the area of oncology in an effort to discover novel human antigens.

AdVac Products and Technology

        We are continuing to develop new vectors with a competitive advantage over vectors that are currently in pre-clinical and clinical development. Our focus is on vectors that can be widely used as vaccines and gene therapy platforms. Adenovectors can be used for gene therapy to deliver genes to the appropriate organs, for ex vivo vaccination and as vaccine vectors. AdVac is a platform focused on improving current vectors for each of these applications. The advantage of AdVac vectors over conventional adenovectors may lie in improved gene delivery for gene therapy, improved entry in ex vivo cells and/or improved antibody and T-cell responses.

Galapagos Genomics

        Galapagos Genomics, a Belgian company established in 1999 as a 50/50 joint venture between IntroGene and Tibotec, now a Johnson & Johnson company, conducts functional genomics activities. Our current ownership has decreased to 20.8% as a result of a private financing by Galapagos Genomics in 2002 which raised €23.4 million. We have granted an exclusive license of our PER.C6 platform to Galapagos Genomics for activities in the field of functional genomics research. Galapagos Genomics does not have the right to sub-license its rights under the license. Galapagos Genomics uses our PER.C6 technology in conjunction with Tibotec's robotics technology to generate adenoviral gene libraries. We and Tibotec have agreed not to compete with the activities of Galapagos Genomics.

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

Archimedes Life Sciences

        In 1999, we established a 50/50 partnership, Archimedes Life Sciences V.O.F., with Pharming Technologies B.V. to manage joint facilities in the building that currently serves as our headquarters. In December 2001, we terminated our partnership with Pharming and agreed to acquire all of Pharming's leasehold improvements and certain laboratory equipment for an aggregate amount of €3.1 million. In connection with the termination of our partnership, we also assumed the right to lease 100% of the office space formerly leased by Pharming.

Research to Improve Our Core Technologies to Maintain Our Competitive Position

        To maintain our competitive position, in addition to the research and development we conduct as part of our everyday operations, we continually research improvements to and potential new versions of our core technologies. These efforts include PER.C6 and new cell lines, where we continually search for additional areas of application. In the area of vaccines, we are working to identify viruses that can be grown on the PER.C6 platform, which could then be developed into vaccines. In addition to testing for additional applications of our existing PER.C6 platform, we are researching the creation of new cell lines from a variety of cell sources.

Collaborations and Other Agreements

  University Collaborations

        We collaborate with a number of universities worldwide in the areas of vaccines, cell lines, gene therapy, cancer and cardiovascular disease. Some of our collaborations provide for royalty payments to be made to the universities in the event of product sales arising out of the collaborations. Generally, these collaborations specify that we provide the applicable university with a specific amount of funding, and in consideration of such, we receive certain intellectual property rights and access to the results of the university research.

  Consulting Arrangements

        We hire people with experience in our fields of interest to provide advice and consulting services. We generally pay consultants on a per project basis and their term generally runs year-to-year. We require consultants, among other things, to adhere to confidentiality undertakings, and generally we have the right to all intellectual property created during the term of the consulting agreement.

  Commercial Collaborations

        We have entered into agreements with certain providers of serum-free medium, whereby we have agreed to collaborate in order to improve the medium in which we develop PER.C6. Pursuant to these agreements, we provide the medium producers with our technology and know-how, and they are expected to seek to develop an improved medium.

        In December 2002, we entered into a significant collaboration agreement with DSM Biologics. Under the terms of the agreement, we are partnering with DSM to commercialize the PER.C6 cell technology and develop large scale manufacturing capabilities based on PER.C6. In addition to receiving significant licensing revenues and committing to development expenditures over the four year term of the contract, we will perform certain research and development activities and facilitate technology transfers in collaboration with DSM.

        In addition, we entered in 2002 into an agreement with the Vaccine Research Center of the National Institute of Allergy and Infectious Diseases (NIAID), one of the institutes of the United States National Institutes of Health (NIH), to jointly develop a vaccine against Ebola. The vaccine will be based upon an adenovirus vector system and produced on the PER.C6 cell line. Under the terms of the agreement we obtained an option to the exclusive worldwide commercialization rights to the Ebola vaccine potentially resulting from this collaboration.

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

        In the course of 2002 we strengthened our patent portfolio. Patent applications have been filed for 13 new inventions in the areas of disease-associated targets and antibodies (three), vaccines (five), human cells and vector technology (five). With these new filings, and taking into account the filings that have been abandoned, the size of our patent portfolio has yielded to a total of 375 patent filings in various countries for a total of 73 different inventions at year end.

        At present, we have twelve issued patents and 69 applications pending in the United States and other countries that cover or seek to cover the PER.C6 cell line and derivatives and their uses. The University of Leiden assigned to us all rights to the PER.C6 technology in November 1997. In exchange, we have agreed to pay the University of Leiden €136,134 per year until 2005 and have granted certain licenses to the University of Leiden. We need the consent of the University of Leiden to take action if a party infringes on the patents covering the PER.C6 technology which it assigned to us.

        In the antibody field we have one issued patent in the United States and one issued patent in Europe (covering 18 countries) that cover or seek to cover our phage selection and engineering technologies. Furthermore we have 42 patent applications pending in the United States, Europe and elsewhere.

        In the vaccine field we have currently 20 issued patents in Europe, the United States and the rest of the world. Furthermore we have more than 95 patent applications pending in the United States, Europe and other countries. We still own a considerable number of patents and patent applications with primary use in gene therapy. In 2002 a total of eight patents issued in this business area, among which one is in Australia, two are in New Zealand and five are in the United States of America.

        We are actively managing our portfolio and in an effort to save costs relating to patent positions no longer considered commercially attractive to us. A number of patent applications were abandoned, transferred, withdrawn or otherwise disposed of in 2002. The number of patent positions abandoned in the table below reflects the total number of patent applications abandoned to date.

        The following table summarizes our patent portfolio at year end. Note that after the grant of a European patent, each designated country in which the patent was validated counts as one separate patent.

	Pending	Granted	Abandoned, Withdrawn, Expired or Transferred	Total	New filings in 2002	Granted in 2002
Antibodies	42	19	16	77	3	1
Gene Therapy	85	33	81	199	—	8
Platform Technology	69	12	39	120	5	1
Vaccines	95	20	21	136	5	2

Total	291	84	157	532	13	12

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

        We had two legal actions regarding patents relating to phage display technology involving patents claimed by Cambridge Antibody Technology, which was subsequently withdrawn following a settlement with Cambridge Antibody Technology.

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

        Research has been conducted for many years in the fields of biotechnology and biopharmaceuticals. This has resulted in a substantial number of issued patents and an even larger number of patent applications. The patent office maintains patent applications filed only in the United States in secrecy until patents issue, and publication of patent applications elsewhere and of discoveries in the scientific or patent literature frequently occurs substantially later than the date of the underlying discoveries. Moreover, patents that appear not to affect our activities may be construed broadly. As such, we or our licensees may be found to infringe the patents or violate other proprietary rights of third parties and may be enjoined from pursuing research, development or commercialization of our or their products or be required to pay damages. In these circumstances, licensing or other arrangements for addressing these infringements or violations may not be available, or may not be available on commercially acceptable terms.

  Technology Licenses

        We license technology and patents for specific use as part of our technology platforms from a number of third parties.

        On April 1, 2001, we entered into a cross-license with Transgene S.A., under which we have granted to Transgene a non-exclusive PER.C6 license for the manufacture and sale of certain types of vectors for use in gene therapy. Also under the license, Transgene has granted us a non-exclusive license to use Transgene's intellectual property relating to cell lines, and Transgene will receive a share of the payments we receive on any additional PER.C6 licenses that we enter into relating to adenoviral gene therapy (excluding our existing license agreements). This cross-license is still in force.

        We have licensed technology protected by patents and/or patent applications that cover or seek to cover phage antibody-display technology and part-human, or chimeric, binding proteins and molecules from Enzon Corporation and Dyax Corp. The licenses from both companies are non-exclusive, and we may cancel them upon six months' notice.

        Under the terms of a worldwide, non-exclusive, royalty-free license from Enzon Corporation's subsidiary, SCA Ventures, Inc., we pay to SCA Ventures, Inc. a fixed annual maintenance fee and other fixed amounts relating to antibodies that we develop and that become the subject of agreements with third parties for further development into products.

        Under the terms of our world-wide, non-exclusive, licenses from Dyax Corp., we pay Dyax Corp. a fixed annual maintenance fee, milestone payments and royalties on products as and when developed and marketed using the licensed technology.

        We also have exclusive licenses or an option for an exclusive license to a number of genes, which we may use in the development of products in the area of gene therapy. In some cases we will be required to make royalty payments in the event of product sales based on these genes.

        In 2002, in the process of resolving the patent dispute between us and Cambridge Antibody Technology/MRC and Scripps/Stratagene before the District Court of The Hague and the European Patent Office, we obtained a license under the phage antibody display patent portfolio owned or controlled by Cambridge Antibody Technology and MRC.

        In the field of vaccines, we have concluded an agreement with the Rockefeller University in New York. According to the agreement we have the exclusive rights to use and exploit the Rockefeller patents related to ex vivo and in vivo targeting of dendritic cells with the use of viral vectors.

Seasonality

        Our revenues are related to specific license agreements and can therefore vary materially from quarter to quarter. Our revenues were highest during the second quarter of 2002 and the fourth quarter of and 2001. We do not believe there is any specific seasonal pattern to our license revenues.

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

        In both the United States and Europe, companies require approval prior to marketing a biopharmaceutical product. To obtain this approval, pre-clinical and clinical trials must be conducted to demonstrate the safety, efficacy and consistent quality of the product candidates. Clinical trials are the means by which experimental drugs or treatments are tested in humans. New therapies typically advance from laboratory research testing through animal pre-clinical testing and finally through several phases of clinical human testing. On successful completion of the clinical trials, approval to market the biopharmaceutical may be requested from the EMEA in Europe, the FDA in the United States and their counterparts in other countries.

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

  Europe

        Obtaining EU approval is a costly and time-consuming process. There is a broad range of legislation in force in member states of the EU governing the testing, manufacturing and marketing of biopharmaceutical products. EU legislation imposes specific requirements on pre-clinical testing where the data generated in such pre-clinical testing is to be used for a subsequent application for a product marketing authorization in the EU. In addition, guidelines have been issued by a number of organizations, including the Committee for Proprietary Medicinal Products, or CPMP, with respect to the conduct of pre-clinical and clinical testing and the operation of laboratories. There are also national laws and regulations within each member state of the EU governing the conduct of research. Each European country has regulations for the conduct of clinical trials with DNA therapeutics. Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer's authorization and must comply with the requirements of Good Manufacturing Practice incorporated into EU legislation. These requirements are intended to set minimum standards with respect to manufacturing facilities and the way of operating these facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer's manufacturing authorization. There are also specific directives and other legislation on, among other things, pricing, distribution, labeling and advertising of medicinal products.

        The "Council Directive 65/65/EEC on the approximation of provisions laid down by law, regulation or administrative action relating to medicinal products," as amended, and subsequent related directives regulate drugs, or medicinal products as they are called in the EU. Medicinal products can only be marketed once the competent authority of an EU member state has issued a national marketing authorization, or once a centralized authorization has been granted for the whole of the EU. Marketing authorizations are granted for five years, and are renewable for further periods of five years.

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

        Biologics Master File.    We have submitted a BMF to the FDA. The companies to which we license our PER.C6 technology can take advantage of the BMF that we have filed with the FDA and need not compile their own history of the PER.C6 cell line when they seek regulatory approval of any biopharmaceutical they may produce using it. We are required by regulators to periodically supplement our BMF. This may assist our licensees in applications they may make to the FDA for products manufactured on the PER.C6 platform.

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

        The FDA subjects NDAs or BLAs to an unpredictable and potentially prolonged approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional pre-clinical or clinical studies. Even if applicants obtain FDA regulatory clearances, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or mandated withdrawal of the product from the market as well as possible civil or criminal sanctions. Before marketing clearance is secured, the manufacturing facility will be inspected for compliance with current Good Manufacturing Practices requirements by FDA inspectors and will be inspected periodically for continuing compliance by FDA inspectors.

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

Competition

        The field of biotechnology is new and rapidly evolving, and we expect that it will continue to undergo significant and rapid technological change. We operate in highly competitive markets and we may experience competition from companies which have similar or other technologies and other forms of treatment for the diseases we are targeting. We also may experience competition from companies that have acquired or may acquire technology from companies, universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

        We are aware of only one human cell-line expression platform, the 293 human cell-line expression platform, that shares some of the advantages of PER.C6. The 293 human cell line expression platform, which is considered to be public domain, is utilized by Eli Lilly & Co. to produce a protein for the treatment of adult severe sepsis. This product has been approved by the FDA and the EMEA. No product based on the PER.C6 cell line has yet been approved by the FDA or the EMEA.

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

        In respect of vaccines, other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK and VERO as well as on production platforms based on yeast or embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI-38 and MRC-5 for licensed and marketed vaccines as well as human cell lines supporting products in development such as (HEK)-293. Other biotechnology and pharmaceutical companies that are focused on developing cell-based vaccines for emerging viruses and/or to defend against bio-terrorism include Wyeth, Aventis-Pasteur, Merck & Co., Chiron, Acambis, Baxter, PowderJect, Berna Biotech and Bavarian Nordic.

        In respect of vector development, we are aware of several competing technologies, including those of GenVec and Merck & Co., that may pose a threat to the commercial viability of our AdVac technology. In particular, Merck & Co. research has established methods that may prevent problems relating to pre-existing immunity to adenovirus 5 vectors. If successful, these methods may limit the development of a market for our AdVac technology.

Property, Plants and Equipment

        Our research activities and corporate offices are located in facilities of 7,240 square meters in Leiden, The Netherlands. We sub-lease 1,188 square meters of this space to Pharming Technology B.V., and 420 square meters to Galapagos Genomics. In addition, we lease 770 square meters of office space adjacent to these corporate offices. Our plant and production facilities of 360 square meters is located in a separate building in the Leiden Bioscience Park, which also houses 65 square meters of office space.

Insurance

        In January 2003, we obtained general third party public and product liability insurance. This insurance policy will be in place until January 1, 2004, does not cover any of our activities domiciled in the United States or Canada, has a limit of liability of €25 million, and has certain additional conditions to coverage and deductibles. We do not insure our phage antibody-display library or PER.C6 master cell bank, though identical copies of the same cell bank are stored in multiple locations in Europe. We carry insurance relating to theft, fire and damage to the moveable assets within our facilities and other customary insurance coverage for most of our activities, including liability insurance coverage for the board of management and the supervisory board.

Sales and Marketing

        We currently employ eight people in our sales and marketing operations. Our sales strategy has historically involved contacting prospective licensees, assessing their interest in our technologies, and, if the prospective licensee indicates interest, negotiating a material transfer agreement pursuant to which we deliver the applicable technology to the prospective licensee for their assessment. We contact prospective licensees and offer to internally develop their products of interest using our technologies. Pursuant to this method, the prospective licensee sends us their base ingredients, for example a particular antibody gene, we produce the product in our own laboratories using our technology, and then we deliver them the end-product for their evaluation. This strategy allows us to avoid sending prospective licensees our technology until they have signed a license agreement with us.

Item 5.    Operating and Financial Review and Prospects

        The following discussion regarding operating and financial review and prospects contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this annual report, the words "intend," "anticipate," "believe," "estimate," "plan," and "expect" and similar expressions as they relate to Crucell are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this annual report. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report.

        All amounts in this Item 5 are in thousands of euro, except share data.

Operating results

Overview

  General

        We are a biotechnology company that primarily combines proprietary technologies to discover, develop and produce a variety of biopharmaceuticals for the prevention and treatment of human diseases. Unlike the technologies generally employed in our industry, our technologies enable companies to develop and produce biopharmaceuticals that may not have the limitations inherent in many biopharmaceuticals currently available. Our revenues have increased from €6,910 in 2000 to €9,575 in 2002. Over this period, our total headcount increased from 110 to 183 employees on a full-time basis. At December 31, 2002, 154 of our 183 employees were engaged in research and development activities.

        Our costs and expenses have increased as our business activities have grown. Our total cost and expenses were €135,779 in 2000, €37,311 in 2001, and €68,231 in 2002. These amounts included non-cash charges of: €120,372 in 2000 related to developed technology amortization, goodwill amortization, stock option compensation and acquired in-process research and development; €11,044 in 2001 related to developed technology amortization, goodwill amortization and stock option compensation; and €33,593 in 2002 related to developed technology amortization, goodwill impairment and stock option compensation. We incurred a loss from operations of €58,656 in 2002 as compared to an operating loss of €28,130 in 2001. At December 31, 2002, our accumulated deficit was €229,807 and our total shareholders' equity was €111,409. Although, we do not expect to significantly expand our research and development activities or corporate infrastructure levels in the near future we expect to continue to incur operating and net losses over at least the next several years.

  Critical Accounting Policies

        The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include revenue recognition; the assessment of recoverability of our intangible assets, including goodwill and developed technology, which impacts the write-offs of intangible assets; and the determination of the fair value of stock-based compensation, which impacts compensation expense. Below we discuss these policies further, as well as the estimates and judgments involved.

  Revenue and Revenue Recognition

        Licensing our PER.C6 technology to third parties is a key element of our strategy to establish PER.C6 as the cell-line of choice in the biopharmaceutical industry. Our license agreements generally provide for a non-refundable payment upon signing, a non-refundable fixed annual or fixed semi-annual payment (which is generally creditable against future royalty payments) payable in arrears and royalty payments calculated as a percentage of the net sales of the licensee using our technology. The payment upon signing under these license agreements is larger than the subsequent annual or semi-annual payments. Certain license agreements provide for additional non-refundable license fees to be paid upon the licensee's achievement of milestones in connection with the licensee's exploitation of our technology. In such agreements, we have no substantive involvement in, and bear no risk related to, the licensees' development of products exploiting our technology. In certain other license agreements, we collaborate with the licensee and have significant continuing involvement in the development of the potential products exploiting our technology.

        We also aim to generate revenues in the future from the commercial distribution of biopharmaceutical products developed using our core technologies. We intend to market our own products through collaborations or strategic alliances with third parties, particularly pharmaceutical and biopharmaceutical companies. The timing and nature of these arrangements will depend on a number of factors, including the product's likelihood of clinical success, its stage of development, its commercial potential and the resources and abilities of our prospective partner.

        We earn revenues from government grants received from the Dutch government and the European Union. We expect to continue to generate revenues from such government grants in the future. We have also filed grant proposals and expect to generate additional revenues from grants from non-governmental, semi-governmental and governmental bodies in the United States. Grants generally take the form of reimbursements for specific expenses incurred in connection with approved scientific research activities. We intend to continue to apply for available public grants and non-governmental organization support in the future, though the timing and amount of any grant revenues are uncertain. We recognize revenues from grants when we incur the related expenses and collectibility of the grant is probable.

        We recognize initial fees related to the licensing of our technology as revenues over the period of our significant continuing performance obligations, if any, and upon persuasive evidence of an arrangement and delivery of the associated technology. Under certain arrangements, we have no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, the initial license fees recognized as revenue relate to the complete transfer of our fully developed technology to the licensee and represent the culmination of the earnings process.

        While for the majority of our license agreements, we have no significant continuing performance obligations subsequent to the delivery of the associated technology, we have in the past, and may in the future, enter into agreements whereby we collaborate with a licensee to achieve certain specified results. Under these agreements, we may have significant continuing performance obligations subsequent to the delivery of the licensed technology. We recognize non-refundable up-front payments, if any, as revenue over the period of our significant continuing involvement, the term of which is consistent with our development plans.

        Certain of our license arrangements provide for additional non-refundable license fees to be paid upon the licensee's achievement of milestones in connection with the licensee's exploitation of our technology. In such arrangements, we have no substantive involvement in, and bear no risk related to, the licensees' development of products exploiting our technology. We recognize such additional license fees as revenue when the amounts become due and payable upon the licensee's achievement of the milestone.

        In addition to the initial fee, our arrangements generally provide that the licensees make semi-annual or annual payments ("license maintenance fees") to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days' to 90 days' notice. We recognize annual and semi-annual non refundable license maintenance fees as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid generally will reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Although we have not received royalty payments from our licensees to date, we will recognize royalties as revenue when they become fixed and payable, to the extent we receive such royalties in the future.

  Goodwill

        As discussed in Note 2 to our consolidated financial statements, we adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. This standard requires that goodwill no longer be amortized, but instead be tested for impairment at least annually.

        In testing for a potential impairment of goodwill, SFAS 142 requires us to estimate the fair value of our business and, if the estimated fair value is less than the carrying value, we are required to estimate the fair value of all identifiable assets and liabilities of the business, in a manner similar to a purchase price allocation for an acquired business. Accordingly, the process of evaluating the impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we considered our market capitalization on January 1, 2002, the date of our transitional impairment test and November 1, 2002, the date of our annual impairment tests. No impairment was noted at the date of our transitional impairment test.

        Based on the results of our annual impairment test, we concluded that the entire balance of our recorded goodwill of €30,891 was impaired in the fourth quarter and have recorded the entire amount of goodwill as a charge to operations.

  Intangible Assets Other than Goodwill

        We perform tests for impairment of intangible assets other than goodwill whenever events or circumstances suggest the value of such assets may be impaired. At December 31, 2002, our intangible assets other than goodwill consisted entirely of developed technology related to our merger with U-BiSys, with a net carrying value of €3,326. To evaluate potential impairment, we assess whether the future cash flows related to the applicable asset will be greater than its current carrying value. Accordingly, while our cash flow assumptions are consistent with the plans and estimates we are using to manage the underlying business, there is significant judgment in determining the cash flows attributable to our developed technology over its estimated useful life. However, a reduction of the projected annual cash flows attributable to our developed technology of up to 50%, would not have resulted in an impairment charge.

  Stock-Based Compensation

        We account for stock-based compensation in accordance with Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation. We value our stock options using the Black-Scholes option pricing model which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option. These estimates have been prepared based upon our historical experience and our best estimation of the future. Changing any of the above assumptions, particularly the expected volatility of our stock price, would have a significant impact on the amount of compensation expense recognized.

  Costs and expenses

  Research and Development

        We expect that our expenses will continue to consist principally of research and development expenses, primarily to support development of our technology platforms and research on potential products based on these platforms, and the salaries of our research scientists. Research and development expenses constituted €24,252 in 2002 compared to €17,392 in 2001. Our research and development expenses increased primarily driven by increases in headcount and related laboratory expenses.

        Research and development expenses consist primarily of salaries and other personnel-related expenses for research and development personnel, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible and intangible assets related to research and development, and lease expenses. Research and development expenses also include fees we pay to third parties who conduct research on our behalf. We incurred approximately €2,300 for these services in 2002.

  Selling, General and Administrative Expenses

        Selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses for personnel in the area of finance, human resources, business development, legal and general management, costs of professional services (such as financial, legal, and accounting), general expenses, and lease expenses. Selling, general and administrative expenses constituted €10,386 in 2002 compared to €8,875 in 2001.

  Amortization of Developed Technology and Goodwill, Goodwill Impairment

        In connection with our acquisition of U-BiSys in June 2000, we acquired intangible assets consisting of developed technology, assembled workforce and goodwill. Upon the adoption of SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, the remaining unamortized balance of the assembled workforce intangible was subsumed into goodwill, and goodwill was no longer amortized, but subject to impairment tests at least annually. In the fourth quarter, we performed our annual goodwill impairment test and concluded the entire amount of our recorded goodwill of €30,891 was impaired and have recorded the amount as a charge to operations. Our developed technology intangible asset continues to be amortized over its estimated useful live.

  Stock-Based Compensation

        We account for stock-based compensation under the fair value method in accordance with the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation". Under SFAS 123, the fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. At December 31, 2002, we had €3,992 of deferred compensation. See note 7 to our financial statements included elsewhere in this annual report.

        In January 2003, our supervisory board approved a new option plan whereby employees holding previously issued options with an exercise price of €21.00 were be able to exchange their options for an equal number of new options. The new options have an exercise price of 161% of the average closing price on the three days preceding the grant on January 30, 2003. The life of these options is 8 years, with a profit retribution scheme covering three years. In total, 97% of all outstanding existing options with an exercise price of €21.00 were exchanged. We have also decided to grant new options to all permanent personnel per January 30, 2003. These options have the same terms and conditions as the exchanged options granted on the same date. Members of our management board and executive committee have not participated in this new option grant. Members of the supervisory board received options in the new option round for their activities in 2002 as part of their normal remuneration.

  Merger between IntroGene and U-BiSys

        On June 30, 2000, we acquired all of the outstanding shares of U-BiSys B.V., a development stage biotechnology company based in the Netherlands, for aggregate consideration of €136,450. The acquisition was accounted for using the purchase method of accounting and, as such, our results of operations include the results of the acquired business from the date of acquisition. On the acquisition date, we recorded, based upon an independent valuation, its allocation of the purchase price in excess of the fair value of the net tangible assets acquired, to intangible assets and in-process research and development totaling €50,782 and €84,141, respectively. On the acquisition date, intangible assets consisted principally of developed technology valued at €6,652, workforce valued at €4,487 and goodwill valued at €39,643. In connection with the adoption of SFAS No. 141, the remaining unamortized balance of the assembled workforce intangible was subsumed into goodwill.

        Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs." We determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 80% to 90% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 13%. These projections are based on management's best estimates of market size and growth. To determine the estimated net cash flows of each acquired research and development project, we estimated the costs to complete each project as the acquisition date.

        Based on a strategic evaluation of the strengths and weaknesses of our technologies and the estimated time it may take to bring products to market, we are focused on the development and commercialization of our PER.C6 production platform and development of our own vaccines. We have scaled back investment in antibody research and development in the field of oncology.

        Currently, we do not anticipate developing the acquired development projects arising from the merger of U-BiSys B.V. through approved and marketed products. Current research efforts on Endothelial, Lipid Tails, CD-46, CD-38 and CD-22 are limited and are anticipated to remain limited. Instead we are focusing on licensing the technologies to third parties who will further develop these technologies and bring products to market.

  Joint Venture and Partnership

        In June 1999, we established a 50/50 joint venture, Galapagos Genomics N.V., with Tibotec Group N.V. We account for Galapagos Genomics using the equity method. In 2002, our proportional share of Galapagos' net loss, which is included in our consolidated balance sheet under the caption "Investment in joint venture," reduced the carrying amount of our investment to zero, and we therefore no longer record our portion of Galapagos Genomics' losses. In 2002, Galapagos Genomics raised €23,400 in private financing. As a result our ownership in Galapagos Genomics has decreased to 20.8%.

        In 1999, we established a 50/50 partnership, Archimedes Life Sciences V.O.F. with Pharming Technologies B.V. to manage joint facilities in a new building that currently serves as our headquarters.

In December 2001, we terminated our partnership with Pharming and agreed to acquire 100% of Pharming's leasehold improvements and certain laboratory equipment for an aggregate consideration of €3,148, which primarily included €2,950 in cash and forgiveness of amounts due from Pharming of €175. We also assumed the right to lease 100% of the office space formerly leased by Pharming. At December 31, 2001, both the assets we purchased from Pharming and the carrying value of our investment in Archimedes of €3,926 immediately prior to the dissolution of the joint venture, are recorded in plant and equipment.

  Results of Operations

  Years ended December 31, 2000, 2001 and 2002

  Revenues

        The following table shows our revenues for each of the years in the three-year period ended December 31, 2002, and the percentage changes between these periods.

	Year ended December 31,
				% change 2000-2001	% change 2001-2002
	2000	2001	2002
License revenues	€6,045	€7,972	€6,664	31.9%	(16.4)%
Government grants and other revenue	865	1,209	2,911	39.8	140.8

Total revenues	€6,910	€9,181	€9,575	32.9%	4.3%

        Our total revenues increased by 4.3% in 2002 compared with 2001, and by 32.9% in 2001 compared with 2000. The increase in license revenues in 2001 was primarily due to increases in license revenues from seven new PER.C6 licenses, generating additional revenue from initial fees of €1,061. The collaboration agreement reached with DSM Biologics was deferred. In 2001, we also recognized revenue of €1,645 related to a licensee's achievement of a milestone in connection with their exploitation of our technology.

        License revenues decreased 16.4% from 2001 to 2002, primarily due to a decrease in revenues recognized from upfront and milestone payments. In 2002, we entered into a license agreement for which we received an up-front fee which will be recognized as revenue over the anticipated period of our significant continuing involvement.

        Revenues generated from government grants and other revenue increased 140.8% in 2002 to €2,911 and increased 39.8% in 2001. The increase in 2002 is primarily a result of an increased level of reimbursable research and development expenses, and €780 in revenues from production fees received in connection with our production facility. The increase in 2001 was primarily a result of an increased level of reimbursable research and development expenses. We did not have any contract research revenues in 2000, 2001 or 2002.

  Costs and Expenses

        The following table shows our costs and expenses for each of the years in the three-year period ended December 31, 2002, and the percentage change between these periods.

	Year ended December 31,
				% change 2000-2001	% change 2001-2002
	2000	2001	2002
Research and development expenses	€7,189	€17,392	€24,252	141.9%	39.4%
Selling, general and administrative expenses	8,218	8,875	10,386	8.0	17.0
Developed technology amortization	665	1,330	1,331	100.0	—
Goodwill amortization	4,413	8,826	—	100.0	(100.0)
Goodwill impairment	—	—	30,891	—	—
Stock option compensation	31,153	888	1,371	(97.1)	54.4
Acquired in-process research and development	84,141	—	—		—

Total costs and expenses	€135,779	€37,311	€68,231	(72.5)%	82.9%

        Research and Development Expenses.    Research and development expenses increased by 39.4% in 2002 compared with 2001 and by 141.9% in 2001 compared with 2000. The increase in 2002 was partially due to an increase in our number of full-time employees engaged in research and development during 2002 from 136 at the end of 2001 to 168 at the end of 2002. During 2002 we had a maximum of 196 full-time employees, which resulted in a significant increase in laboratory expenses and external research expenses. The increase was also due to an increase in our outsourcing research and development activities to third parties, an increase in depreciation expenses and significant restructuring costs associated with former employees. The increase in 2001 was principally due to an increase in patent related fees for both applications and maintenance and an increase in our number of employees from 92 at the end of 2000 to 136 at the end of 2001.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by 17.0% in 2002 compared with 2001 and by 8.0% in 2001 compared with 2000. The increase in 2002 was primarily due to the full-year impact of employees hired in 2001 and an increase in non-research and development employees from 32 at the end of 2001 to 35 at the end of 2002. The increase in 2001 was primarily due to an increase in non-research and development employees from 25 at the end of 2000 to 32 at the end of 2001.

        Developed Technology Amortization.    Amortization of developed technology was €1,331 in 2002 and 2001. The amortization relates to €6,652 of developed technology in connection with the merger with U-BiSys B.V. in June 2000. We are amortizing the developed technology using the straight-line method over a 5-year period.

        Goodwill Amortization and Goodwill Impairment.    Goodwill impairment was €30,891 in 2002, and goodwill amortization was €8,826 and €4,413 in 2001 and 2000, respectively. Beginning January 1, 2002, upon the adoption of SFAS No. 142, we ceased amortizing goodwill on a straight-line basis and began subjecting goodwill to annual impairment tests. We performed the first annual impairment test at the end of 2002 and determined the full amount of our goodwill of €30,891 was impaired.

        Stock Option Compensation.    Stock option compensation increased from €888 in 2001 to €1,371 in 2002. Stock option compensation was €31,153 in 2000. The increase in stock option compensation in 2002 compared to 2001 is primarily due to an increased number of stock options outstanding. The decrease in stock option compensation in 2001 is primarily due to the immediate recognition of compensation expense of all issued and outstanding stock options in 2000 due to amendments made to the terms of our stock option plan on September 26, 2000, such that all stock options became immediately exercisable with no vesting provisions. On January 2, 2001, we made amendments to our stock option plan such that all options granted under the plan subsequent to January 2, 2001 are subject to time based vesting provisions. As a result of such time based vesting provisions, we recognize the stock option compensation over the period in which the options vest. During 2002 we issued 443,500 stock options.

        Acquired In-process Research and Development.    Acquired in-process research and development in 2000 was €84,141 and related to the merger with U-BiSys B.V. Acquired in-process research and development has no alternative future use as defined by Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs". We determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. We did not have any acquired in-process research and development expense in 2002 or 2001.

  Interest Income

        The following table shows our net interest income for each of the years in the three-year period ended December 31, 2002, and the percentage change between these periods.

	Year ended December 31,
				% change 2000-2001	% change 2001-2002
	2000	2001	2002
Interest income	€914	€6,205	€3,547	578.9%	(57.2)%

        Interest income decreased 57.2% in 2002 compared with 2001 and increased 578.9% in 2001 compared with 2000. The decrease in 2002 compared to 2001 is primarily a result of lower average interest yields on available cash balances and somewhat lower average cash balances, which were €110,645 and €120,243 at December 31, 2002 and December 31, 2001, respectively. The increase in 2001 compared to 2000 was a result of higher average cash balances in 2001 compared to 2000. The cash balances were €120,243 and €136,056 at December 31, 2001 and December 31, 2000, respectively. The cash balances reflect our initial public offering in October 2000 which provided us with €128,003. In 2002, we raised a total of €6,343 which included €994 from issuances of ordinary shares and €5,349 from proceeds received from the sale and lease-back of property and equipment. In 2001, we raised a total of €1,420 which included €436 from issuances of ordinary shares and €984 from proceeds from sale and lease-back of property. Interest income will depend primarily on fluctuations in interest rates in 2003 and the level of our cash balances going forward.

  Equity in Losses of Unconsolidated Joint Venture

        We incurred a net loss of €507, €2,524 and €1,443 in 2002, 2001 and 2000, respectively, representing our share of the net losses of Galapagos Genomics. During 2002 our proportional share of the losses of Galapagos Genomics reduced the carrying amount of our investment to zero. The increase 2001 compared to 2000 in the net losses of Galapagos Genomics resulted from increased expenses associated with increased growth in the absence of a corresponding increase in revenues.

Liquidity and Capital Resources

        As of December 31, 2002, we had €110,645 in cash and cash equivalents. We currently have no bank financing facilities in place and no indebtedness for borrowed money.

        To date, we have financed our operations primarily through equity issuances. Equity issuances provided us with €128,003 in 2000, €436 in 2001 and €994 in 2002, excluding the ordinary shares issued to acquire U-BiSys in June 2000. For additional information about our equity issuances, see our financial statements. In 2002 and 2001, we also financed €5,349 and €984 through the proceeds from sale and lease-back of property, respectively.

        Our operating activities used cash of €6,190 in 2000, €12,022 in 2001 and €12,500 in 2002. In 2002, we primarily used cash in operating activities to fund day-to-day operations. In 2001, we primarily used cash in operating activities to fund working capital.

        We made capital investments in plant and equipment of €3,379 in 2000, €4,366 in 2001 and €2,972 in 2002. In addition, we made investments of €4,012 in 2000 and €145 in 2001 relating to Archimedes. Archimedes was dissolved in 2001. These investments were primarily for certain leasehold improvements to our new facility and laboratory equipment.

        We also made a capital investment in Galapagos Genomics of €2,556 in 2000, including €2,000 in the form of a convertible loan and €700 in 2001. We made no investments in Galapagos genomics in 2002.

        Our cash flow from financing activities increased from €1,420 in 2001 to €5,874 in 2002, primarily due to select non-recurring sale and lease-back transactions, in the aggregate amount of €5,349. We do not expect to generate significant inflows of cash from this type of financing activity going forward.

        We expect to continue to make investments in plant and equipment from time to time consistent with the level of investments in 2002. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to license-in the right to use such complementary technologies. We believe our current cash balances and operating revenues will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. However, it is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, strategic alliances or other arrangements. We may not be able to raise additional funding. Further, any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed will harm our business and operating results.

        We expect 2003 cash flow from operations and available cash will be sufficient to cover next year operations.

Taxation

        We have to date incurred net losses and, accordingly, have not paid corporate income taxes. The current corporate income tax rate in The Netherlands is 34.5%. A special 29% rate applies on the first €23 of taxable profits. We have recorded a valuation allowance equal to 100% of the value of our tax loss carry forwards.

        Tax losses can be carried forward indefinitely and set off against future taxable profits. On January 1, 2001, a bill was enacted that may limit the ability to set off tax losses against future profits when the beneficial ownership of a company changes. This new law could limit our ability to realize the benefits of our tax loss carry forwards in future. We have tax loss carry forwards of €59,749, €38,179 and €19,870 at December 31 2002, 2001 and 2000, respectively.

Contractual Obligations and Commercial Commitments

        Future minimum payments for all contractual obligations for years subsequent to December 31, 2001 are as follows:

	Total	2003	2004-2005	2006-2007	after 2007
Contractual Obligations
Operating leases	€13,747	€2,287	€4,025	€2,469	€4,973
Capital leases	2,983	823	1,646	514	—
Research and license agreements	3,800	2,295	1,449	56	—

Recent Accounting Pronouncements

        In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after December 31, 2002. This statement requires a liability to be recorded only at the moment when the actual liability as a result of the exit or disposal activity occurs. The standard also requires that the basis for measurement for such a liability should be fair value. SFAS 146 supersedes EITF issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." We will adopt SFAS 146 as of January 1, 2003 and do not expect the adoption of the statement to have a significant impact on our financial position and results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. We adopted SFAS No. 148 on January 1, 2003. As we currently apply the fair value method of accounting for stock options, adoption of the statement will not impact our financial position and results of operations.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

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

        The general meeting of shareholders determines the supervisory board members' compensation. We will pay our supervisory board members in options on our ordinary shares and cash and will reimburse them for their expenses. See "—Remuneration of the management board and supervisory board."

        The business address of each supervisory board member is the address of our principal executive office in Leiden, The Netherlands. Our supervisory board members currently hold an aggregate of 300,524 of our ordinary shares. See "Share Ownership."

        The following table sets forth the name, age and position of each of the members of our supervisory board:

Name	Age	Position	Expiry of Term
Pieter J. Strijkert	67	Chairman	2003
Michiel A. de Haan	55	Vice-Chairman	2003
Jean Deleage	62	Supervisory board member	2003
Phillip M. Satow	61	Supervisory board member	2003
Patrick van Beneden	40	Supervisory board member	2003

        The following paragraphs contain brief biographies of each of our supervisory board members:

        Pieter J. Strijkert has served as chairman of our supervisory board since our incorporation and served as chairman of the supervisory board of IntroGene from 1994 to October 2000 and as chairman of the supervisory board of U-BiSys from 1998 to October 2000. He also serves as chairman of the supervisory boards of PamGene B.V. and has held that position since 2000. He has served on the board of Chiron Corporation since 1987 and also currently serves on the board of Paratek Pharmaceuticals, Inc. From 1985 to 1995 he was a member of the managing board of Gist-Brocades N.V. Mr. Strijkert has a Ph.D from the University of Utrecht.

        Michiel A. de Haan has served as vice chairman and a member of our supervisory board since our incorporation and served as a supervisory board member of IntroGene from 1994 to October 2000. He is a founder of Atlas Venture and served there as a managing partner from 1980 to 2000. He serves on the supervisory board of Atlas Investerings Groep N.V. and the board of the European Life Science Partnering Foundation. Mr. De Haan has also served on the supervisory boards of Advanced European Technologies N.V., European Technologies Holding N.V., N.P.B.I. B.V. and Pharming Group N.V. and on the boards of Cardima Inc., Develogen AG and Genpharm International Inc. Until June 2000, Mr. De Haan also served on the supervisory board of MorphoSys AG.

        Jean Deleage has served as a member of our supervisory board since our incorporation and served as a supervisory board member of IntroGene from 1997 to October 2000. He is a founder and managing director of Alta Partners, a venture capital firm investing in information technologies and life science companies. Alta Partners was founded in 1996. In 1979, he founded and is a managing partner of Burr, Egan, Deleage & Co., a venture capital firm in San Francisco and Boston. He was a member of Sofinnova's initial team, a venture capital organization in Paris, and in 1976 formed Sofinnova, Inc. (the U.S. subsidiary of Sofinnova). Mr. Deleage serves on the boards of Kosan Biosciences, Inc., Rigel Pharmaceuticals, Inc. and several private companies. He holds a Master's Degree in Electrical Engineering from Ecole Superieure d'Electricite and a Ph.D. in Economics from the Sorbonne. In 1984, he was awarded the Ordre National du Mérite, and in 1993, he was awarded the Legion of Honor from the French government in recognition of his career accomplishments.

        Phillip M. Satow has been a member of our supervisory board since our incorporation. He spent 14 years at Pfizer, Inc. where his last position was Vice President, Pharmaceutical Development, Pfizer Europe. From 1985 to 1997, he was executive vice president of marketing at Forest Laboratories, Inc. From 1998 to 1999 he was president of Forest Pharmaceuticals, executive vice president of Forest Laboratories Inc. and a member of its board of directors. Mr. Satow currently serves on the boards of Forest Laboratories Inc., Vela Pharmaceuticals Inc. and the American Foundation of Suicide Prevention and is a founder of the Jed Foundation. He was president of the Columbia College Alumni Association from 1998 to June 2000. Mr. Satow received a Masters in Economics from Georgetown University.

        Patrick van Beneden has served as a member of our supervisory board since our incorporation and served as a member of the supervisory board of IntroGene from 1997 to October 2000. He is vice president of GIMV N.V. and since 1985 has held several positions with this company, including as financial analyst, investment manager, senior investment manager and executive senior investment manager, and investment director. He currently serves on the supervisory boards of DevGen N.V., Avalon Pharmaceuticals Inc., Xantos Biomedicine AG and Crop Design N.V., and on the boards of Ablynx N.V., Astex, Pamgene, Psychiatric Genomics, I&I Gent and the Biotech Fund Flanders.

        Jason S. Fisherman and Martijn Kleijwegt resigned from our supervisory board in May 2002.

  Remuneration Committee

        Our supervisory board has established a remuneration committee. The remuneration committee determines our policy on remuneration of all members of our management board and executive committee. The members of our remuneration committee are Phillip Satow (Chairman), Pieter Strijkert and Patrick van Beneden.

  Audit Committee

        Our supervisory board has established an audit committee. The audit committee consists of two supervisory board members who are independent within the meaning of the Nasdaq listing rules. This committee has responsibility for, among other things, planning and reviewing our annual and interim reports and accounts and monitoring our auditors' involvement in that process. The ultimate responsibility for reviewing our annual and interim accounts lies with our supervisory board. The members of our audit committee are Michiel de Haan (Chairman) and Patrick van Beneden.

  Scientific Advisory Committee

        Our articles of association provide for the possibility of establishing a scientific advisory committee. We have elected not to establish such a committee, and have instead organized expert panels and focus groups targeting certain areas relevant to our scientific research and development. We believe that targeted expert panels and focus groups currently provide a more flexible and useful approach to scientific advisory issues than the establishment of a formal committee.

  Disclosure Committee

        In March 2003, we established a disclosure committee designed to help senior management, particularly the chief executive officer and chief financial officer, in the maintenance and evaluation of our disclosure controls and procedures. The disclosure committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The disclosure committee is comprised of the chief operating officer, chief scientific officer, corporate controller, general counsel, vice president intellectual property and licensing, director for quality affairs and vice president development and regulatory affairs. Members of the disclosure committee have direct access to our external legal counsel and our external auditor. The disclosure committee reports to the chief executive officer and chief financial officer. The chief executive officer and chief financial officer have also re-emphasized the importance of internal controls at our company in an effort to facilitate continuous improvement of internal control procedures and reporting.

        We believe that the establishment of the disclosure committee and additional actions taken for further improvement of disclosure and internal controls comply with the requirements of the Sarbanes-Oxley Act of 2002 and recent regulations promulgated by the Securities and Exchange Commission under that Act.

  Management Board

        Our management board manages our general affairs and business, under the supervision of our supervisory board. The management board consists of one person who is authorized to represent us. Under our articles of association, the management board requires prior approval of the supervisory board for resolutions to:

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

        Our supervisory board determines the compensation and benefits of the members of our management board. The business address of the member of our management board is the same as the address of our principal executive office in Leiden, The Netherlands.

        The name, age and position of the member of our management board is:

Name	Age	Position
Domenico Valerio	46	president and chief executive officer

        In addition to his role as president, chief executive officer and management board member, Domenico Valerio has a contract to spend one day a week as professor in a chair at the University of Leiden overseeing research. We sponsor the chair. We believe that there are benefits to Domenico

Valerio maintaining an ongoing relationship with this university, as it provides him with a continued association with the academic biotechnology community. Domenico Valerio does not have a non-compete provision in his employment contract.

        Ton Logtenberg's employment contract was terminated and he resigned from our management board on September 9, 2002.

  Executive Committee

        Our management board may establish rules governing its relationship with our executive committee. Our supervisory board must approve the adoption of and any changes to these rules. Our management board may charge each member of the executive committee with particular duties. The executive committee is responsible for setting and executing our strategy and general management. The executive committee meets weekly, and works closely with other members of our management team.

        The following table sets forth the name, age and position of each of the members of our executive committee:

Name	Age	Position
Leonard Kruimer	44	chief financial officer
Ronald H. P. Brus	39	chief operating officer
Jaap Goudsmit	51	chief scientific officer
René K. Beukema*	39	general counsel, corporate secretary

*
Although René Beukema is not a member of the executive committee, as our general counsel and corporate secretary, he advises the executive committee and attends selected executive committee meetings.

        The following paragraphs contain brief biographies of the member of our management board and members of our executive committee:

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

        Leonard Kruimer has been our chief financial officer and a member of our executive committee since our incorporation. He held the same position at IntroGene from 1998 to 2000. From 1996 to 1998 he was an independent consultant with companies such as Pepsico and Royal Boskalis Westminster N.V. From 1988 to 1995, he held senior executive positions at Continental Can Europe, GE Capital/TIP Europe and Kwik-Fit Europe B.V. He was a consultant at McKinsey & Co. and has worked with Price Waterhouse. He holds a Masters in Business Administration from Harvard Graduate School of Business Administration, a degree from the University of Massachussets, Amherst, and is a CPA in New York State.

        Ronald H.P. Brus was appointed chief operating officer in March 2003 and has been a member of our executive committee since our incorporation. He was executive vice president, business development at IntroGene since 1997. From 1994 to 1996, he was Product Planning Physician at Forest Laboratories (New York) and from 1990 to 1994 he was Medical Director for Zambon B.V. He holds a medical degree (M.D.) from the University of Groningen.

        Jaap Goudsmit has been our senior vice president for vaccine research since September 2001 and chief scientific officer since September 2002. He has chaired various national and international committees and is a fellow of the National Institutes of Health and of New York University. He co-founded both the International AIDS Vaccine Initiative (IAVI) and EuroVac, the European Union AIDS vaccine program. Since 1989 he has been a professor at the University of Amsterdam and the Amsterdam Medical Center. He holds a medical degree (M.D.) and a PhD from the University of Amsterdam.

        René K. Beukema has been our general counsel and corporate secretary since our incorporation. He held the same position at IntroGene since 1999. From 1994 to 1999 Mr. Beukema was Senior Legal Counsel for GE Capital/TIP Europe. From 1991 to 1994, he was legal counsel for TNT Express Worldwide N.V. He has a Masters in Law from the University of Amsterdam.

  Executive Committee Service Contracts

        The service contracts with Domenico Valerio and Jaap Goudsmit provide for benefits upon termination of employment beyond statutory Dutch law requirements. In case of termination of employment due to a change of control of us, Domenico Valerio is entitled to severance pay equal to three years salary, and Jaap Goudsmit is entitled to severance pay equal to one year salary. The other members of our executive committee have no service contracts that provide for benefits upon termination of employment.

Remuneration of the management board and supervisory board

        In 2002, Netherlands legislation was adopted that requires full disclosure of individual management board and supervisory board remuneration. The legislation became effective for financial years starting on or after September 1, 2002. We have included the required disclosures below.

  Remuneration policy

        Executive remuneration consists of a fixed portion and a variable portion that is linked to our overall performance and the achievement of certain objectives. The general principles of the policy on remuneration for member of the management board are discussed by the remuneration committee, and subsequently approved by the supervisory board.

        The remuneration committee is charged by the supervisory board to review and recommend specific compensation and benefit levels for the member of the management board and the member of the executive committee in consultation with the management board. In addition, the remuneration committee reviews the general compensation and benefit policies for our employees. Members of the remuneration committee are Phillip Satow (chairman), Pieter Strijkert and Patrick van Beneden.

        The remuneration committee advises on policies and reviews and determines objectives relevant to the compensation of the member of the management board and member of the executive committee. The remuneration committee evaluates the performance of the management board and members of the executive committee in view of those goals and objectives and advises on the fixed and variable compensation of member of the management board and the executive committee. In advising on short and long term incentive compensation for the management board and members of the executive committee, the remuneration committee considers among other factors our financial and commercial performance, scientific performance and progress, and the accrual of value of the company. External compensation survey data available for the biotechnology industry are also used is another factor to benchmark the compensation levels. It is the aim of the remuneration committee to position the remuneration packages for the management board and members of the executive committee at competitive levels.

        The bonus paid to the management board is paid in connection with achievement of certain objectives set by the supervisory board.

  Management board

        The total remuneration and related costs of the members of the management board over the past three years has been as follows:

	Year ended December 31,
	2002	2001	2000
Salaries	€618,750	€650,000	€321,738
Bonuses	93,750	120,000	—
Pension costs	146,420	250,099	131,042
Severance costs	650,000	—	—

Total	€1,508,920	€1,020,099	€452,780

        The 2002 remuneration of the individual members of the management board was as follows:

	2002
	Salaries	Bonuses	Pension costs		Severance costs	Total
D. Valerio	€375,000	€93,750	€126,000	(2)	€—	€594,750
T. Logtenberg(1)	243,750	—	20,420		650,000	914,170

(1)
Upon the termination of his employment contract and resignation from our management board on September 9, 2002, Ton Logtenberg received a one-time severance payment of €650,000. On that date, we entered into a consulting agreement with him whereby he will receive compensation of €5,000 per month.

(2)
Pension costs include disability insurance costs of 19.3% of the total amount.

        In March 2003, the management board passed a resolution requesting that the remuneration committee ratify and confirm a proposal to voluntarily adjust the fixed compensation level for its sole member, Domenico Valerio, as the result of his reflection on the current biotech industry climate and our consequent market capitalization. The proposal is that Domenico Valerio's annual gross salary, effective as of April 1, 2003, shall be €340,000, a decrease of €45,000 per year.

        Our management board members held the following options per December 31, 2002:

Name of holder	Options held per December 31, 2001	Year of expiration	Exercise price(s)	Granted 2002	Exercised 2002	Forfeited 2002	Options held per December 31, 2002
Domenico Valerio	120,000 187,500 502,500 125,625	2003 2003 2004 2005	2.27 4.23 21.00 11.43	— — — —	— — — —	— — — —	120,000 187,500 502,500 25,625
Ton Logtenberg(1)	445,695 195,000	2005 2004	0.49 21.00	— —	— —	— —	445,695 195,000

Total	1,625,070			—	—	—	1,625,070

(1)
Ton Logtenberg's employment contract was terminated and he resigned from the management board on September 9, 2002. He continues to hold his options on the terms under which they were initially issued.

        Since the pension arrangements for the management board is a defined contribution plan, we do not have further pension obligations beyond the annual premium contribution.

  Supervisory board

        During 2002, the individual members of the supervisory board received the following fixed remuneration:

	2002	2001
P. Strijkert	€7,270	€7,270
M.A. de Haan	7,270	2,270
J. Deleage	4,715	2,270
J.S. Fisherman(1)	4,715	2,270
M. Kleijwegt(1)	4,715	2,270
P.M. Satow	7,270	2,270
P. van Beneden	4,715	2,270

(1)
J.S. Fisherman and M. Kleijwegt resigned from the supervisory board at our annual meeting of shareholders on May 31, 2002.

        Our supervisory board members held the following options per December 31, 2002:

Name of holder	Options held per December 31, 2001	Year of expiration	Exercise price(s)	granted 2002	exercised 2002	forfeited 2002	Options held per December 31, 2002
Pieter Strijkert	45,000 15,000 79,474 12,000 4,500 8,000	2003 2003 2005 2004 2005 2005	2.27 4.23 0.49 21.00 11.43 7.16	— — — — — —	— — — — — —	— — — — — —	45,000 15,000 79,474 12,000 4,500 8,000
Michiel de Haan	11,250 12,000 3,000 7,000	2003 2004 2005 2005	4.23 21.00 11.43 7.16	— — — —	— — — —	— — — —	11,250 12,000 3,000 7,000
Jason S. Fisherman(1)	—	—	—	—	—	—	—
Martijn Kleijwegt(1)	—	—	—	—	—	—	—
Phillip Satow	12,000 3,000 7,000	2004 2005 2005	21.00 11.43 7.16	— — —	— — —	— — —	12,000 3,000 7,000
Patrick van Beneden	11,250 7,000	2003 2005	4.23 7.16	— —	— —	— —	11,250 7,000

Total	237,474			—	—	—	237,474

(1)
J.S. Fisherman and M. Kleijwegt resigned from the supervisory board at our annual meeting of shareholders on May 31, 2002.

        In 2002, we paid our management board members an aggregate of €1,508,920 and our supervisory board members an aggregate of €40,670 in each case excluding stock options. We have reimbursed our supervisory board members for their travel and associated expenses.

        We account for stock-based compensation under the fair value method in accordance with the provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation. Under SFAS 123, the fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. At December 31, 2002, we had €3,992 of deferred compensation. See note 7 to our financial statements included elsewhere in this annual report.

        In January 2003, our supervisory board approved a new option plan whereby employees and supervisory board members holding previously issued options with an exercise price of €21.00 were be able to exchange their options for an equal number of new options. The new options have an exercise price of 161% of the average closing price on the three days preceding the grant on January 30, 2003. The life of these options is eight years, with a profit retribution scheme covering three years. In total, 97% of all outstanding existing options with an exercise price of €21.00 were exchanged. We have also decided to grant new options to all permanent personnel per January 30, 2003. These options have the same terms and conditions as the exchanged options granted on the same date. Members of our management board and executive committee have not participated in this new option grant. Members of the Supervisory Board received options in the new option round for their activities in 2002 as part of their normal remuneration. We feel that these option initiatives will foster long-term commitments from our employees.

        The remuneration for the members of the supervisory board is determined by the general meeting of shareholders.

        As of April 8, 2003, there were 877,252 options (or approximately 2.5% of our issued share capital) available to be granted to our employees. Approximately 1.5 million options were granted to certain employees at the time of our initial public offering in October 2000 at an exercise price at or above the initial public offering price, including 502,500 options which were granted to Domenico Valerio at an exercise price above the initial public offering price.

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

Employees

        As of December 31, 2002, we had 183 full-time direct and indirect employees of whom 154 were engaged in, or directly support, research and development activities and 29 were employed in administrative and business development positions.

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

        The increase in number of employees from 2001 to 2002 was due primarily to increased investment in research and development activities. No collective bargaining agreements are applicable to our employees. We believe that our relations with our employees are generally good.

Share Ownership

        As of April 8, 2003 our management board, our supervisory board and our executive committee hold the following options and ordinary shares. Options generally expire in October or January.

Name of Holder	Number of ordinary shares held		Percentage of total ordinary shares	Options held	Expiration date(s)	Exercise price(s)	Total options held
			(%)			(€)
Supervisory Board:
Pieter Strijkert	115,714		0.3	15,000 79,474 24,000 4,500 8,000	2003 2005 2008 2005 2005	4.23 0.49 3.49 11.43 7.16	130,074
Michiel de Haan	69,810		0.2	11,250 22,000 3,000 7,000	2003 2008 2005 2005	4.23 3.49 11.43 7.16	43,250
Jason Fisherman(1)	—		—	—	—	—	—
Martijn Kleijwegt(1)	19,000		0.05	—	—	—	—
Phillip Satow	102,000		0.3	22,000 3,000 7,000	2008 2005 2005	3.49 11.43 7.16	32,000
Patrick van Beneden	—			11,250 7,000	2003 2005	4.23 7.16	18,250

Subtotal	306,524		0.9	224,474
Management Board and Executive Committee:
Domenico Valerio	681,549	(2)	1.9	187,500 502,500 125,625	2003 2008 2005	4.23 3.49 11.43	815,625
Ton Logtenberg(3)	468,317		1.3	445,695 195,000 48,750	2005 2004 2005	0.49 21.00 11.43	689,445
Ronald Brus	79,697		0.2	150,000 225,000 56,250 75,000	2003 2008 2005 2005	4.23 3.49 11.43 7.35	506,251
Jaap Goudsmit	—		—	100,000 100,000 100,000	2005 2006 2006	7.96 5.92 3.66
Leonard Kruimer	12,700		0.04	75,000 112,500 105,000 26,250	2003 2003 2008 2005	2.27 4.23 3.49 11.43	318,750
Rene Beukema	10,856			26,250 115,000 26,250 25,000	2003 2008 2005 2006	4.23 3.49 11.43 6.82	182,500
Subtotal	1,253,119		3.5	2,512,570

Total	1,559,643		4.4	3,015,044

(1)
Jason Fisherman and Martin Kleijwegt resigned from the supervisory board on May 31, 2002.
(2)
Includes 58,419 ordinary shares held by Domenico Valerio's family.
(3)
Ton Logtenberg resigned from the management board on September 9, 2002.

        In January 2003, 45,000, 120,000 and 30,000 options with an exercise price of €2.27 were forfeited by Pieter Strijkert, Domenico Valerio and Ronald Brus, respectively. For further details regarding our stock options, see note 8 to our financial statements.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth certain information concerning the beneficial ownership of our ordinary shares as of April 8, 2003 by:

  •
  each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares; and

  •
  our supervisory board members, management board members and executive committee, each as a group.

        Percentage of beneficial ownership is based on an aggregate of 35,681,938 ordinary shares outstanding at April 8, 2003. The totals underlying these percentages comprise, for each individual shareholder, both the total number of ordinary shares outstanding and the number of ordinary shares underlying options held by the individual shareholder.

	Ordinary Shares Beneficially Owned(1)
Beneficial Owner	Number of Ordinary Shares		Holding (%)
Atlas Venture	3,129,582	(2)	8.8
Biotechnologie Fonds Vlaanderen N.V	—	(3)	5.25	(3)
SHV Holdings N.V. (for NPM Capital N.V.).	—	(4)	7.2	(4)
3i Investments PLC	1,822,000	(5)	5.1
Ordinary shares held by our management board	681,549	(6)	1.9
Ordinary shares held by our supervisory board members as a group	306,524		0.9
Ordinary shares held by our executive committee as a group(7)	103,253		0.3

(1)
Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain ordinary shares (if, for example, persons share the power to vote or the power to dispose of the ordinary shares). In addition, a person is deemed to beneficially own ordinary shares if the person has the right to acquire the ordinary shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding ordinary shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of ordinary shares actually outstanding. These numbers include options held by shareholders because options are exerciseable on grant. In addition, filings with the Netherlands Authority for the Financial Markets (AFM) with respect to shareholdings in public companies do not specify the number of shares held by the filing party.

(2)
As per December 31, 2002, as filed with the SEC by Atlas Venture Fund II L.P. on February 25, 2003. Includes ordinary shares held by Atlas Investerings Group N.V., Atlas Venture Fund II, L.P. and their associated funds. Holding percentage recomputed based on number of ordinary shares outstanding at April 8, 2003.

(3)
Holding as filed with Securities Board of the Netherlands (Netherlands Authority for the Financial Markets) by Biotechnology Fonds Vlaanderen N.V. on October 27, 2000. Number of shares not filed.

(4)
Holding as filed with Securities Board of the Netherlands (Netherlands Authority for the Financial Markets) by SHV Holding N.V. on October 27, 2000. Number of shares not filed.

(5)
As per December 31, 2002, as filed with the SEC by 3i Investments PLC on February 7, 2003. Holding percentage recomputed based on number of ordinary shares outstanding at April 8, 2003.

(6)
Includes 58,419 ordinary shares held by Domenico Valerio's family.

(7)
Does not include ordinary shares or options held by our management board member.

        To the best of our knowledge, there have been no significant changes in percentage ownership of our major shareholders over the past three years.

        As of April 8, 2003 there were 2,494,756 ADSs, each representing one ordinary share, all of which were held of record by eight registered holders in the United States (including The Depository Trust Company). The number of ADSs at April 8, 2003 represents 7.0% of our ordinary shares that were issued and outstanding on that date.

        To the best of our knowledge, we are not directly or indirectly controlled by any other corporation, foreign government or other entity.

Obligations of Shareholders to Disclose Holdings under Netherlands Law

        The Netherlands' Act on Disclosure of Holdings in Listed Companies (the "Major Holdings Act") applies to any person or entity that, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands that is officially listed on a stock exchange within the European Union (the "EU"). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 25, 50 or 66 2/3 percent. With respect to us, the Major Holdings Act would require any person or entity whose interest in our voting rights and/or capital reached, exceeded or fell below those percentage interests to notify in writing both us and the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten) immediately after the acquisition or disposal of the triggering interest in our share capital. Upon receipt of the notification, the Netherlands Authority for the Financial Markets will disclose the information, as notified, to the public by means of an advertisement in a newspaper distributed throughout the Netherlands.

        In addition, the members of our management and supervisory boards are required to immediately notify the Netherlands Authority for the Financial Markets of any change in our shares or options they hold or voting rights in respect of these shares. The Netherlands Authority for the Financial Markets will disclose this information in a public register won its website. Noncompliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Major Holdings Act, including suspension of the voting rights in respect of such person's ordinary shares.

  Related Party Transactions

  Transactions Involving Our Management and Supervisory Board Members

        The following table describes all loans made to members of our management board and senior management since January 1, 1998. We have not made any loans to any of our supervisory board members. The interest rate on all loans was 4% per annum prior to December 31, 2000, 5.5% per annum in 2000, 4.5% per annum in 2001 and 4.4% per annum in 2002. We set these interest rates in relation to Dutch income tax law which changes on an annual basis. These loans become payable at the time shares received on exercise of the related options are sold or, if the employee ceases to work for us before this time, immediately. We fund payments due under the loans prior to July 30, 2002, the date legislation was passed in the United States which prohibited the granting of additional loans to company officers. We made loans to the persons listed below in connection with options granted to them on our ordinary shares.

Name	Largest amount of loan outstanding since January 1, 1998		Amount of loan outstanding at April 8, 2003		Current Interest Rate
Domenico Valerio	€691,992	(1)	€691,992	(1)	4.4%
Ronald Brus	€131,592	(2)	€131,592	(2)	4.4%
Jaap Goudsmit	€24,688		€24,688		4.4%
Leonard Kruimer(3)	€71,846	(2)	—		—
René Beukema	€53,726	(2)	€53,726	(2)	4.4%

(1)
Loan in connection with the exercise of, and taxes on the grant of, options.

(2)
Loan in connection with taxes on the grant of options.

(3)
Leonard Kruimer's loan was cancelled on January 1, 2002 in lieu of the payment of a cash bonus relating to achieving annual performance objectives in 2001.

        The loans to Domenico Valerio and Ronald Brus for the amounts of €136,799 and €13,160, respectively, provide that the applicable individual will not owe us interest with respect to the entire principal of such person's loans. In each case, we cancel a certain portion of the interest owed to us and the associated income tax, and attribute such cancelled amounts to salary for income tax purposes.

        Neither we nor any of our subsidiaries was a party to any material transactions, or proposed transactions, in which any director, any other executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest.

Item 8.    Financial Information

        See Item 18, "Financial Statements" and pages F-1 through F-22.

Legal Proceedings

        In the ordinary course of business, we have been involved in certain disputes. Neither we, nor any of our subsidiaries, has been party to any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this document, a significant effect on our financial position or any of our subsidiaries nor, as far as we are aware, are any such legal proceedings pending or threatened.

        On December 20, 2002 we agreed on terms whereby pending litigation involving Cambridge Antibody Technology plc, or CAT, regarding two actions we filed in the District Court of The Hague, The Netherlands concerning the Winter patent and the McCafferty patents was withdrawn. Under the terms of our agreement with CAT, we received a worldwide license with respect to all CAT's antibody phage display technology patents, both pending and granted. In addition to an initial license fee, CAT obtains an option to develop certain antibodies in an arrangement intended to open the way for further collaboration between us and CAT. CAT will also receive milestone and royalty payments for any antibody products that we or our partners develop that are derived from our MAbstract technology or other technology involving phage display. We will be free under the settlement to develop and commercialize human antibody products against targets using our MAbstract and other phage display technology.

        The Winter and McCafferty patents were also the subject of proceedings between CAT and third parties in Europe and the United States. A patent similar to the McCafferty patent had been issued in the United States to the Medical Research Council and CAT jointly. In the United States, CAT was also involved in litigation regarding the McCafferty patent in the United States and an additional patent, referred to as the Griffiths patent, that covers technologies related to phage display. We believe these disputes have all been settled by CAT, the Medical Research Council and the relevant third parties. We were not a party to these disputes and no claim has been filed against us in relation to these patents.

Dividends and Dividend Policy

        Neither we nor our two principal subsidiaries, IntroGene and U-BiSys, have ever declared or paid dividends. We do not intend to pay dividends on our ordinary shares for the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our management board, and will be subject to withholding tax in The Netherlands. In the event that we pay dividends in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with a deposit agreement dated October 26, 2000, between The Bank of New York and us.

Significant Changes

        Other than as disclosed in this annual report, no significant change has occurred since December 31, 2002, the date of our most recent audited financial statements.

Item 9.    The Offer and Listing

        Our ordinary shares are traded in the United States solely in the form of ADSs, each ADS representing one ordinary share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof.

        As of April 8, 2003, 35,681,938 ordinary shares were issued and outstanding. At the same date, there were 2,494,756 ADSs, each representing one ordinary share.

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

	ADSs
	High	Low
2000
Fourth Quarter (beginning October 27)	$12,750	$5,500
2001
First Quarter	13.625	4.875
Second Quarter	7.02	5.00
Third Quarter	7.26	5.102
Fourth Quarter	6.86	5.05
2002
First Quarter	6.20	5.36
Second Quarter	5.22	4.26
Third Quarter	4.56	2.67
Fourth Quarter	3.55	2.50
2003
First Quarter	3.18	1.54
2002
October	3.00	2.50
November	3.55	2.85
December	3.42	2.97
2003
January	3.18	2.21
February	2.33	1.81
March	1.80	1.54

        Our ordinary shares trade on the Official Market of Euronext Amsterdam N.V. through the book-entry facilities of NEGICEF, Euroclear and Clearstream Luxembourg. For the ordinary shares the International Securities Identification Number (ISIN) code is NL0000358562, the Amsterdam Security Number is 35856 and the Common Code is 11907164.

        The following table sets forth the range of high and low closing prices for our ordinary shares in The Netherlands for the periods indicated.

	Ordinary Shares
	High	Low
2000
Fourth Quarter (beginning October 27)	€15.45	€6.60
2001
First Quarter	13.30	5.50
Second Quarter	8.40	5.40
Third Quarter	8.45	5.70
Fourth Quarter (beginning October 27)	7.50	5.50
2002
First Quarter	7.29	5.76
Second Quarter	6.10	4.43
Third Quarter	4.75	2.50
Fourth Quarter	3.55	2.75
2003
First Quarter	3.00	1.40
2002
October	3.24	2.75
November	3.55	2.89
December	3.21	2.90
2003
January	3.00	2.01
February	2.15	1.62
March	1.65	1.40

Item 10.    Additional Information

Share Capital

        Our authorized share capital amounts to €32,112,000 divided into: 89,199,990 ordinary shares, 10 priority shares and 44,600,000 preference shares, each with a par value of €0.24.

        As of April 8, 2003, there were 35,681,938 ordinary shares and 10 priority shares issued and outstanding. No preference shares are currently issued and outstanding. The ordinary shares can be issued in bearer or registered form. The priority and preference shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

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

  Priority Shares

        All of the issued priority shares are held by Stichting Prioriteit Crucell, also referred to as the Priority Foundation. This foundation was founded in Leiden, The Netherlands on October 25, 2000. The priority shares confer a right to make binding nominations for our supervisory board members. The general meeting can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital. Except for the transfer of priority shares to us, priority shares can only be transferred with the approval of our management board and our supervisory board. A board of governors of at least five persons governs the Priority Foundation. The board of governors initially comprises Domenico Valerio, the member of our management board, Pieter Strijkert and Michiel de Haan, members of our supervisory board and Martin van Olffen and Joost van Heijningen Nanninga, who are independent members. The board of governors appoints and dismisses its own members. See "Item 6—Directors, Senior Management and Employees". Ton Logtenberg and Gerlach Cerfontaine resigned from the board of governors as of September 9 and November 29, 2002, respectively.

        We have made a donation to the Priority Foundation in the amount of €128,000 to enable the Priority Foundation to finance its day to day operations.

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

        The Preferred Foundation has obtained a credit facility from a Dutch bank to secure adequate funds to acquire the preferred shares if and when the board of governors of the Preferred Foundation decides to do so. We have made a donation to the Preferred Foundation in the amount of €180,000 to enable the Preferred Foundation to finance its day to day operations.

        The special voting rights of the Priority Foundation and the option held by the Preferred Foundation to acquire the preference shares, are intended to secure the continuity and identity of our company. Such arrangements may delay or prevent the acquisition or change of control of us.

  Repurchase of shares

        Under Dutch law and the articles of association, we may, subject to certain Dutch statutory provisions, repurchase up to one-tenth of our issued and outstanding share capital. Any such purchase is subject to approval of the supervisory board and the authorization by the general meeting of shareholders, which authorization may not continue for more than eighteen months. By resolution of the general meeting of shareholders adopted on May 31, 2002, the management board was authorized for eighteen months to repurchase up to 10% of the outstanding share capital. This authorization expires on December 1, 2003.

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

Material Contracts

        On December 18, 2002 we entered into a collaboration agreement with DSM Biologics Holding, Inc., DSM Biologics Company, Inc. and DSM Biologics Company, B.V. Under the terms of the agreement, we grant to DSM an exclusive license to our PER.C6 platform for the contract manufacturing of recombinant proteins and monoclonal antibodies. We will receive licensing fees over a four year period, depending on the achievement of certain cumulative milestones, and are obligated to commit to certain expenditures in connection with the development of the PER.C6 production platform. DSM is entitled to a percentage of all non-service fees under the contract, in addition to an exclusive license to the technology that includes the right to sublicense. As of April 8, 2003 we had no other material contracts.

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

Certain Dutch Tax Consequences for Holders of Ordinary Shares or ADSs

        This summary describes the principal tax consequences that will generally apply in the case of an investment in the ordinary shares or ADSs under Dutch tax laws in force and in effect as of the date hereof, and is subject to changes in Dutch law, including changes that could have retroactive effect. Not every potential tax consequence of such investment under the laws of The Netherlands will be addressed.

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
  investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969;

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

        Individual and Corporate Income Tax.    Dutch Individuals not engaged or deemed to be engaged in an enterprise and Dutch Individuals for whom the benefits derived from the ordinary shares or ADSs are not treated as "results from other activities". Under current legislation, the taxable benefit from a Dutch (private) Individual's "savings and investments" (sparen en beleggen) is set annually at 4% of the average of the so-called "yield basis" (rendementsgrondslag) at the beginning and at the end of a year, insofar as the average exceeds the "exempt net asset amount" (heffingvrij vermogen). Such taxable benefit is reduced by such portion of the personal allowance as has not been taken into account in respect of certain other types of income. This benefit shall be taxed at the rate of 30%. For Dutch

Individuals who invest in the ordinary shares or ADSs, the ordinary shares or ADSs will form part of the yield basis. The ordinary shares or ADSs will be taken into account in the yield basis at their fair market value. If the actual benefits from the ordinary shares or ADSs exceed 4% of the yield basis, these benefits (capital gains and income) are not taxable.

        Dutch Individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities and Dutch Individuals for whom the benefits derived from the ordinary shares or ADSs are treated as results from other activities. Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realised on the disposal thereof) that are attributable to an enterprise carried on by a Dutch Individual or to an enterprise in which he has an interest, are generally subject to income tax charged at progressive rates in his hands. The same applies to a Dutch Individual for whom the benefits derived from the ordinary shares or ADSs are treated as results from other activities. Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realised on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

        Net Wealth Tax.    The net wealth tax for Dutch Individuals was abolished as of the end of 2000.

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

        Dutch Individuals and Dutch Corporate Entities generally can credit the dividend withholding tax against their income tax or corporate income tax liability and will be entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability. A condition to avoid "dividend stripping" is that the recipient of proceeds from the ordinary shares or ADSs qualify as the beneficial owner thereof. A recipient of proceeds from the ordinary shares or ADSs is not considered to be the beneficial owner thereof if the amount of dividend, following a set of transactions, is ultimately wholly or partly received by another person, if this other person also maintains, directly or indirectly, an interest in the ordinary shares or ADSs.

        We can refrain from withholding dividend tax on the part of the proceeds from the ordinary shares or ADSs in respect of which the temporary special distribution surtax (as discussed below) is applicable except to the extent that the recipient of proceeds from the ordinary shares or ADSs is not resident in

The Netherlands, The Netherlands Antilles or Aruba, a member state of the European Union or a country that has a double taxation convention in effect with The Netherlands.

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

  (2)
  twice the amount of the average annual dividends (exclusive of extraordinary distributions) from the three calendar years immediately preceding January 1, 2001;

  (3)
  our adjusted consolidated commercial result for the preceding book year.

        The temporary special distribution surtax is not levied to the extent that the aggregate profit distributions during the period January 1, 2001 up to and including December 31, 2005 are in excess of the balance of the assets, liabilities and provisions, calculated on the basis of fair market value, reduced by the paid-in capital at the end of the book year that ended prior to January 1, 2001.

        The distribution surtax due is reduced pro rata to the extent that our ordinary shares were held, at the time of the distribution of the "excessive proceeds," during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital. As the distribution tax is payable by us, this reduction will not inure to the shareholders in question, but to us and thus, indirectly, to all shareholders.

        Gift and Inheritance Taxes.    A liability to gift tax will arise in The Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift made by a Dutch Individual or a Dutch Corporate Entity. A liability to inheritance tax will arise in The Netherlands with respect to an acquisition or deemed acquisition of the ordinary shares or ADSs on the death of a Dutch Individual.

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

        If a double taxation convention is in effect between The Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. See the section "Taxation of U.S. Investors—Taxation of Dividends" for a discussion of the partial exemption available under the convention with the United States.

        A further condition to avoid "dividend stripping" is that the Non-Resident Shareholder qualify as the beneficial owner of the dividend. A Non-Resident Shareholder is not considered to be the beneficial owner of the dividend, if the amount of this dividend, following a set of transactions, is ultimately wholly or partly received by another person and this other person also maintains, directly or indirectly, an interest in the ordinary shares or ADSs.

        Taxes on Income and Capital Gains.    A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than the withholding tax described above) or in respect of any gain realised on the disposal of the ordinary shares or ADSs, provided that:

  (1)
  such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares or ADSs are attributable; and

  (2)
  such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us.

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

        Gift and Inheritance Taxes.    No liability to gift or inheritance taxes will arise in The Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift made by, or on the death of, a Non-Resident Shareholder, unless:

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

        For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

        Capital Tax.    Dutch capital tax will be payable by us at a rate of 0.55% on any contribution made to us in respect of the ordinary shares or ADSs, unless an exemption is available.

        Other Taxes and Duties.    No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the ordinary shares or ADSs.

Taxation of U.S. Investors

        The following is a summary of the material U.S. federal income tax considerations regarding the purchase, ownership and disposition of ordinary shares or ADSs if you are an eligible U.S. holder. You are an eligible U.S. holder if you are a resident of the United States for purposes of the tax treaty between The Netherlands and the United States and are fully eligible for benefits under the tax treaty. You generally will be entitled to the benefits of the tax treaty if you are:

  •
  the beneficial owner of ordinary shares or ADSs (and of the dividends paid with respect to such ordinary shares or ADSs);

  •
  an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the United States as the income of a resident, in your hands or in the hands of your partners or beneficiaries;

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

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes in respect of the year 2002, and also expect to be classified as a PFIC in respect of the year 2003. In order to minimize exposure to unfavorable U.S. tax rules applicable to PFICs, U.S. holders may wish to make a mark-to-market or QEF election. See "—Passive Foreign Investment Company Rules".

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

        You may claim the benefit of the reduced withholding rate of 15 percent that is available under the Tax treaty between The Netherlands and the United States by submitting a duly completed Form IB 92 USA that has been certified by a financial institution (typically the entity that holds the ordinary shares or ADSs as custodian for the holder). If we receive the required documentation prior to the relevant dividend payment date, we may apply the reduced withholding rate at source. If you fail to satisfy these requirements prior to the payment of a dividend, you may claim a refund of the excess of the amount withheld over the tax treaty rate by filing Form IB 92 USA together with a supplemental statement with the Dutch tax authorities. Pension funds and tax-exempt organizations qualifying for a complete exemption from tax are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing Form IB 95 USA.

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

        We believe that we were a PFIC in respect of the year 2002, and also expect to be classified as a PFIC in respect of the year 2003.

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

Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death.

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

        Alternatively, if we are a PFIC, you can avoid the PFIC taxation regime described above by making an election to treat us as a "qualified electing fund" (a "QEF"). The effect of a QEF election is that you will be taxable currently on your pro rata share of our earnings and net capital gains (at ordinary income and capital gains rates, respectively) for each taxable year in which we are classified as a PFIC, even if you do not receive any dividend distributions from us that year. However, if you elect to treat us as a QEF for every year that you hold ordinary shares or ADSs and during which we are classified as a PFIC, then, in the absence of an actual distribution, you will not be required to include any amounts in income in respect of the ordinary shares or ADSs (i) for any year in which we do not have earnings and profits (as determined under U.S. federal income tax principles) or (ii) for any year in which we are not a PFIC. Because of our significant research and development expenditures and selling and administrative expenses, we do not expect to have earnings and profits during our developmental phase (although there can be no assurance that this will be the case). We intend to provide you with the information necessary for you to make a QEF election if you request it.

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

Experts

        Our consolidated financial statements as of December 31, 2000, 2001 and 2002 and for each of the years then ended, included in this annual report have been audited by Ernst & Young Accountants, independent auditors, as stated in their report appearing herein.

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and files information with the Commission. You may read and copy this information at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Our ADSs are quoted on the Nasdaq National Market, and consequently, the periodic reports and other information filed by us with the Commission can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The primary market for our ordinary shares is Euronext Amsterdam. As a foreign private issuer, we are is not required to, and do not currently make certain filings with the Commission by electronic means, although we may do so. Any filings we make electronically in the future will be available to the public over the internet at the Commission's web site at http://www.sec.gov.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders

        None.

Item 15.    Controls and Procedures

  Evaluation of Disclosure Controls and Procedures

        Our chief executive officer, chief financial officer and disclosure committee have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act) as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"). Based on such evaluation, the officers and the committee have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) that is required to be included in our periodic filings under the Exchange Act.

        There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date. No significant deficiencies and material weaknesses were identified that required corrective actions.

Item 16.    Reserved

PART III

Item 17.    Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements

        See pages F-1 through F-22 of this Form 20-F, included herein.

Item 19.    Exhibits

        Documents filed as exhibits to this annual report:

        Confidential treatment has been requested with respect to portions of the exhibit indicated by a dagger (†). The omitted portions have been filed separately with the Securities and Exchange Commission.

Exhibit Number	Description
1.1	Deed of Incorporation of the Company*
4.1	Summary and Lease Agreement dated November 18, 1998, between Introgene B.V. and Amboz B.V.**
4.2	Summary and Lease Agreement dated November 27, 1997, between Introgene B.V. N.V. and CAM Implants B.V.**
4.3	Lease Agreement dated July 1, 2002 between Crucell Holland B.V. and Oppenheim Property Services B.V. (English translation)***
4.4
Collaboration Agreement dated December 18, 2002 by and between Crucell N.V. and Crucell Holland B.V., and DSM Biologics Holding, Inc., DSM Biologics Company, Inc., and DSM Biologics Company, B.V. (English translation)***†
4.5	Employment Contract dated October 21, 2001 by and between Domenico Valerio and Crucell N.V.***
8.1	List of Subsidiaries of Crucell N.V. as of April 8, 2003***
99.1	Certification of CEO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***
99.2	Certification of CFO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***
99.3	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

*
As previously filed with the Securities and Exchange Commission on October 24, 2000 by Crucell N.V. in an Exhibit to the Form F-1.

**
As previously filed with the Securities and Exchange Commission on June 28, 2001 by Crucell N.V. in an exhibit to the Form 20-F.

***
Filed herewith.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRUCELL N.V.
By:	/s/ LEONARD KRUIMER
Leonard Kruimer
Chief Financial Officer

        Date: April 18, 2003

REPORT OF INDEPENDENT AUDITORS

The Board of Supervisory Directors and Shareholders
Crucell N.V.

        We have audited the accompanying consolidated balance sheets of Crucell N.V. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crucell N.V. at December 31, 2002 and 2001, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

Ernst & Young Accountants
Amsterdam, The Netherlands
January 16, 2003

CRUCELL N.V.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands of euro, except share data)

	December 31, 2002	December 31, 2001
Assets
Current assets:
Cash and cash equivalents	€110,645	€120,243
Trade accounts receivable, net of allowance for doubtful accounts of €100 and €50 at December 31, 2002 and 2001, respectively	1,009	3,111
Receivable from related parties and employees	—	239
Prepaid expenses and other current assets	2,823	1,268

Total current assets	114,477	124,861
Notes receivable from employees	901	1,239
Investment in joint venture	—	507
Plant and equipment, net	11,153	13,104
Developed technology, net	3,326	4,657
Goodwill, net	—	30,891

Total assets	€129,857	€175,259

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	€2,407	€2,341
Accrued compensation and related benefits	3,033	1,744
Short term portion of deferred revenue	2,334	2,008
Accrued liabilities	5,025	4,453

Total current liabilities	12,799	10,546
Long term liabilities:
Long term obligation under capital lease	1,951	—
Long term portion of deferred revenue	3,698	—

Total long term liabilities	5,649	—
Shareholders' equity:
Ordinary shares, €0.24 par value; 89,199,990 shares authorized; 35,649,938 and 35,318,188 shares issued and outstanding at December 31, 2002 and 2001, respectively	8,556	8,477
Additional paid-in capital	336,652	334,708
Deferred compensation	(3,992)	(4,334)
Accumulated deficit	(229,807)	(174,138)

Total shareholders' equity	111,409	164,713

Total liabilities and shareholders' equity	€129,857	€175,259

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands of euro, except share data)

	Year ended December 31,
	2002	2001	2000
REVENUES:
License	€6,664	€7,972	€6,045
Government grants and other revenues	2,911	1,209	865

Total revenues	9,575	9,181	6,910
COSTS AND EXPENSES:
Research and development	24,252	17,392	7,189
Selling, general and administrative	10,386	8,875	8,218
Developed technology amortization	1,331	1,330	665
Goodwill amortization	—	8,826	4,413
Goodwill impairment	30,891	—	—
Stock option compensation	1,371	888	31,153
Acquired in-process research and development	—	—	84,141

Total costs and expenses	68,231	37,311	135,779

LOSS FROM OPERATIONS	(58,656)	(28,130)	(128,869)
Interest income	3,547	6,205	914
Foreign currency gain/(loss)	(54)	463	(2,219)
Equity in losses of unconsolidated investments	(507)	(2,524)	(1,443)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(55,670)	(23,986)	(131,617)
Provision for income taxes	—	—	—

NET LOSS	€(55,670)	€(23,986)	€(131,617)

BASIC AND DILIUTED NET LOSS PER SHARE:
Net loss per share—basic and diluted	(1.57)	(0.68)	(5.38)
Weighted average shares outstanding—basic and diluted	35,547,635	35,268,457	24,485,800

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(amounts in thousands of euro, except share data)

	Ordinary shares		Preference shares
					Additional Paid-in Capital	Deferred compensation	Accumulated deficit	Total Shareholders' equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2000	15,885,420	€865	3,230,799	€176	€43,452	€(217)	€(18,534)	€25,742
Issuance of ordinary shares	15,911,159	866	—	—	261,232	—	—	262,098
Conversion of preference shares to ordinary shares	3,230,799	176	(3,230,799)	(176)	—	—	—	—
Deferred compensation related to issuance of options with business combination	—	—	—	—	15,527	(15,527)	—	—
Amortization of deferred compensation	—	—	—	—	—	15,744	—	15,744
Compensation related to the issuance of stock options	—	—	—	—	15,409	—	—	15,409
Change in nominal value of ordinary shares from €0.05445 to €0.24	—	6,500	—	—	(6,500)	—	—	—
Net loss	—	—	—	—	—	—	(131,618)	(131,618)

Balance at December 31, 2000	35,027,378	€8,407	—	€—	€329,120	€—	€(150,152)	€187,375

Issuance of ordinary shares	290,810	€70	—	—	366	—	—	436
Deferred compensation	—	—	—	—	5,222	(5,222)	—	—
Amortization of deferred compensation	—	—	—	—	—	888	—	888
Net loss	—	—	—	—	—	—	(23,986)	(23,986)

Balance at December 31, 2001	35,318,188	€8,477	—	€—	€334,708	€(4,334)	€(174,138)	€164,713

Issuance of ordinary shares	331,750	€79	—	—	915	—	—	994
Deferred compensation	—	—	—	—	1,029	(1,029)	—	—
Amortization of deferred compensation	—	—	—	—	—	1,371	—	1,371
Net loss	—	—	—	—	—	—	(55,670)	(55,670)

Balance at December 31, 2002	35,649,938	€8,556	—	€—	€336,652	€(3,992)	€(229,807)	€111,409

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of euro)

	Year ended December 31,
	2002	2001	2000
Operating activities
Net loss	€(55,670)	€(23,986)	€(131,617)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,583	1,342	823
Loss on disposal of plant and equipment	72	—	—
Amortization of deferred compensation	1,371	888	15,744
Compensation expense related to the issuance of stock options	—	—	15,409
Intangible amortization	1,331	10,156	5,078
Goodwill impairment	30,891	—	—
In-process research & development	—	—	84,141
Equity in losses of unconsolidated investments	507	2,524	1,443
Issuance of ordinary shares for services	—	—	57
Change in operating assets and liabilities, net of the effects of acquisitions:
Trade accounts receivable	2,102	(2,738)	200
Receivable from related parties and employees	577	(787)	(368)
Prepaid expenses and other current assets	(1,555)	1,248	(1,642)
Accounts payable	66	(4,109)	4,681
Accrued compensation and related benefits	1,289	827	332
Deferred revenues	4,024	1,676	332
Accrued liabilities	(88)	937	(803)

Net cash used in operating activities	(12,500)	(12,022)	(6,190)
Cash flow from investing activities
Investment in joint venture	—	(700)	(2,556)
Investment in partnership	—	(145)	(4,012)
Merger costs	—	—	(2,412)
Cash acquired in business combination	—	—	2,528
Purchase of plant and equipment	(2,972)	(4,366)	(3,379)

Net cash used in investing activities	(2,972)	(5,211)	(9,831)
Cash flow from financing activities
Proceeds from the issuance of ordinary and preferred shares	994	436	128,003
Proceeds from sale and lease-back of property and equipment	5,349	984	—
Repayment of notes payable and capital lease obligations	(469)	—	(454)

Net cash provided by financing activities	€5,874	€1,420	€127,549

Net (decrease)/increase in cash and cash equivalents	(9,598)	(15,813)	111,528

Cash and cash equivalents at beginning of period	120,243	136,056	24,528

Cash and cash equivalents at end of period	€110,645	€120,243	€136,056

Supplemental disclosure of non-cash investing and financing activities
Issuance of ordinary shares and stock options in connection with business combination	—	—	134,038

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of euro, except share data)

Note 1.    Business Activities and Basis of Presentation

        Crucell N.V. (the "Company") combines three innovative technological platforms to provide powerful and effective means to discover, develop and produce a variety of biopharmaceuticals for the treatment of human diseases. The Company operates in one business segment. The Company was incorporated in 1993 and emerged from the development stage in 2001.

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, Crucell Holland B.V., IntroGene Belgium N.V. and U-BiSys B.V. Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over the investee, but less than a controlling voting interest, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Note 2.    Summary of Significant Accounting Policies

Risks and Uncertainties

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

        Initial fees related to the licensing of the Company's technology are recognized as revenues over the period of the Company's significant continuing performance obligations, if any, upon persuasive evidence of an arrangement and delivery of the associated technology. Under certain arrangements, the Company has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees recognized as revenue relate to the complete transfer of fully developed technology by the Company and represent the culmination of the earnings process. In arrangements where there are continuing performance obligations, initial license fees are deferred and recognized over the term of the license arrangement.

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

        In addition to the initial fee, the Company's arrangements generally provide that the licensee make semi-annual or annual payments ("license maintenance fees") to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days' to 90 days' notice. Annual and semi-annual license maintenance fees are recognized as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid will generally reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Royalties are recognized as revenue when they become fixed and payable. The Company's arrangements provide for continuing support, principally in the form of technical knowledge-sharing, of its technology at standard consulting rates. Revenues derived from consulting services, which are not essential to licensee's ability to use the Company's technology are recognized as earned.

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

Stock-Based Compensation

        The Company accounts for stock-based compensation under the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123. "Accounting for Stock-Based Compensation." The Company values stock options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense over the period in which the options vest.

Income Taxes

        Deferred tax assets and liabilities are established for temporary differences between the financial and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is not likely.

Net Loss Per Share

        Basic net loss per share is computed based on the weighted-average number of ordinary and preference shares outstanding during the period. Diluted net loss per share is computed based on the weighted-average number of ordinary and preference shares outstanding, including the dilutive effect of stock options, if any. Basic and diluted net loss per share are the same for all periods presented because the impact of stock options outstanding is anti-dilutive.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalents.

Long-Lived Assets Other than Goodwill

        Plant and equipment is recorded at cost. Depreciation is computed principally using the straight-line method over the following estimated useful lives: computer equipment, three years; furniture and laboratory equipment, five years; and leasehold improvements, ten years. Intangible assets other than goodwill consists of developed technology acquired in connection with the business combination described in Note 3. Developed technology is amortized over five years.

        The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," on January 1, 2002. Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include an impairment of goodwill of the associated assets, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. There was no impairment of long-lived assets or intangible assets, other than goodwill, during the three years ended December 31, 2002.

Goodwill

        Goodwill relates to the business combination described in Note 3. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets apart from goodwill. The Company evaluated its goodwill and intangible assets acquired prior to June 30, 2001 using the criteria of SFAS No. 141, which resulted in the remaining unamortized balance of the workforce intangible asset described in Note 3 being subsumed into goodwill on January 1, 2002. SFAS No. 142 requires that purchased goodwill no longer be amortized, but instead be tested for impairment at least annually. Prior to the adoption of SFAS No. 142, goodwill and the workforce intangible asset were being amortized over five years. The Company performed a transitional impairment test on January 1, 2002, which did not result in the impairment of goodwill.

        SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase, if necessary, measures the amount of impairment. The Company completed the first phase of its annual impairment test during the fourth quarter of 2002 and found the carrying value of goodwill to be impaired. During the second phase, the Company determined the full amount of its recorded goodwill of €30,891 was impaired based upon the excess of the Company's net book value over its market capitalization on the date of testing.

        The non-amortization provisions of SFAS 142 have been applied prospectively beginning January 1, 2002. Supplemental comparative disclosure, as if the non-amortization provisions of SFAS 142 had been retroactively applied, is as follows:

	For the years ended December 31,
	2002	2001	2000
Net loss:
Reported net loss	€(55,670)	€(23,986)	€(131,617)
Goodwill amortization(1)	—	8,826	4,413

Adjusted net loss	€(55,670)	€(15,160)	€(127,204)

Basic and diluted net loss per share:
Reported net loss per share	€(1.57)	€(0.68)	€(5.38)
Goodwill amortization(1)	—	(0.22)	(0.16)

Adjusted basic and diluted net loss per share	€(1.57)	€(0.46)	€(5.22)

(1)
Includes €898 and €449, or €0.03 and €0.02 per share, for 2001 and 2000, respectively, related to amortization of the workforce intangible asset which was subsumed into goodwill on January 1, 2002.

Financial Instruments

        The Company's financial instruments include primarily cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued liabilities and other current liabilities and notes payable. Due to the short-term nature of the financial instruments, the carrying amounts of these assets and liabilities approximate their fair value.

Concentration of Credit Risk

        The Company extends credit based on an evaluation of the customer's financial condition, without requiring collateral. The Company monitors it exposure related to credit losses and maintains allowances for anticipated losses.

Reclassification

        Certain prior year balances have been reclassified to conform with current year presentation.

New Accounting Pronouncements

        In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS No. 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS No. 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. Management does not expect the adoption of SFAS No. 146 to have an impact on the Company's operations and financial condition.

        In December 2002, the FASB issued SFAS No.148, "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123." SFAS 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The Company will adopt SFAS No. 148 on January 1, 2003. As the Company currently applies the fair value method of accounting for stock options, adoption of the statement will not impact the Company's financial position and results of operations.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangement that involve the delivery or performance of multiple products, services and/or the rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

Note 3.    Business Combination

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

        The Company has recorded, based upon an independent valuation, its allocation of the purchase price in excess of the fair value of the net tangible assets acquired to intangible assets and in-process research and development totaling €50,782 and €84,141, respectively. At the date of acquisition, intangible assets consisted principally of developed technology valued at €6,652, workforce valued at €4,487 and goodwill valued at €39,643. The Company adopted the provisions of SFAS No. 142 on January 1, 2002. Upon adoption, the workforce intangible asset, was subsumed into goodwill and the Company ceased amortization of the new goodwill balance. Prior to January 1, 2002, all intangible assets were amortized over a period of 5 years on a straight-line basis.

        Acquired in-process research and development has no alternative future use as defined by SFAS No. 2, "Accounting for Research and Development Costs." The Company determined that the acquired in-process research and development had no alternative future use because in the event of failure to achieve regulatory approval, should the identical technology be proposed for an alternate indication, it would be subjected to the risk of another series of clinical trials. The amount of the purchase price allocated to in-process research and development was determined using the income method by estimating the stage of development of the research and development projects at the date of acquisition, estimating cash flows resulting from the expected revenues generated from such projects, providing a risk adjustment factor of 80% to 90% based upon the probability of success as measured by the stage of completion, and discounting the net cash flows back to their present value using a discount rate of 13%. These projections are based on management's best estimates of market size and growth. To determine the estimated net cash flows of each acquired research and development project, the Company estimated the costs to complete each project as the acquisition date. Subsequent revisions to those estimates, arising from decisions made based on facts and circumstances arising after the acquisition date, have no effect on the original purchase price allocation.

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

Pro forma Year ended December 31, 2000 (unaudited)
Total revenues	€7,100
Loss from operations	(52,552)
Net loss	(55,291)
Net loss per share—basic and diluted	(1.95)

Note 4.    Equity Investments

Galapagos Genomics N.V.

        In June 1999, the Company together with Tibotec Group N.V., an unrelated party, established a 50/50 joint venture, Galapagos Genomics N.V. ("Galapagos"), registered in Mechelen, Belgium to carry out certain functional genomics research activities. In 2002, the company's ownership interest decreased to 20.8%. This investment is accounted for using the equity method, and thus the Company's proportional share of Galapagos' net loss is included in the consolidated statement of operations. The joint venture is engaged in research and development activities, and does not have significant revenues, assets or liabilities. In 2002, the Company's proportional share of Galapagos net loss reduced the carrying amount of the investment to zero.

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

        In December 2001, the Company and Pharming terminated their partnership. Based on the terms of the dissolution agreement, the Company acquired 100% of Pharming's leasehold improvements in the building and certain laboratory equipment for an aggregate consideration of €3,148 which included €2,950 in cash and forgiveness of amounts due from Pharming of €175. The Company also assumed the right to lease 100% of the office and laboratory space formerly leased by Pharming.

Note 5.    Goodwill and Intangible Assets

        Goodwill and intangible assets originate from the merger with U-BiSys B.V. on June 30, 2000 as described in Note 3.

        The movement of goodwill and intangible assets for the years 2002 and 2001 is presented below:

	Total	Developed Technology	Workforce	Goodwill
Balance, net, January 1, 2001	€45,704	€5,987	€4,038	€35,679
Amortization	(10,156)	(1,330)	(898)	(7,928)

Balance, net, December 31, 2001	€35,548	€4,657	€3,140	€27,751
Transfer(1)	—	—	(3,140)	3,140
Impairment	(30,891)	—	—	(30,891)
Amortization	(1,331)	(1,331)	—	—

Balance, net, December 31, 2002(2)	€3,326	€3,326	€—	€—

(1)
The workforce intangible asset was subsumed into goodwill on January 1, 2002 in conjunction with the adoption of SFAS No. 142 as described in Note 2.

(2)
Developed technology is net of accumulated amortization of €3,326 and €1,995 at December 31, 2002 and 2001, respectively.

Note 6.    Plant and Equipment

        Plant and equipment consist of the following:

	December 31,
	2002	2001
Leasehold improvements	€4,132	€6,473
Furniture and laboratory equipment	10,136	7,545
Computer equipment	1,719	1,312

	15,987	15,330
Less accumulated deprecation and amortization	(4,834)	(2,226)

Plant and equipment, net	€11,153	€13,104

        At December 31, 2002, the Company held laboratory equipment under capital leases with a cost of €3,105 and a net book value of approximately €2,687. Such leases are secured by the value of the underlying assets. Cash paid for interest expense on lease obligations was €146 during the year ended December 31, 2002, 2001, and 2000, respectively. The Company did not have any laboratory equipment under capital leases at December 31, 2001 or 2000.

Note 7.    Shareholders' Equity

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

Repurchase of shares

        Pursuant to a resolution of the shareholders, the Company may repurchase up to 10 percent of its outstanding share capital through December 1, 2003.

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

        In connection with the acquisition of U-BiSys BV on June 30, 2000, the Company issued options to acquire 1,005,716 ordinary shares in the Company at an exercise price of €0.49. These options expire five years from the date of grant and vest through February 2005. Options are exercisable immediately upon grant. However, in the event of voluntary or involuntary termination of employment with the Company for any reason, unvested options may be exercised by the employee at an exercise price equal to the fair market value of the Company's stock on the date of termination. Based upon the terms of the employee stock option awards, in the event of employee termination and the exercise of unvested options by the employee, the Company is required to reduce the proceeds from the employee from the exercise of options to the extent of employee taxes that result from the exercise of such options.

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

        Total compensation cost recognized for all stock-based employee compensation awards was €1,371, €888 and €31,153 in 2002, 2001 and 2000 respectively.

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

        A summary of the stock option activity for the plan, including 1,005,716 stock options issued in connection with the acquisition of U-BiSys B.V., is as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 1999	1,990,461	€2.87
Granted	2,427,216	12.50
Exercised	(250,323)	2.13
Forfeited	(167,119)	1.68

Balance at December 31, 2000	4,000,235	6.85
Granted	1,006,813	9.47
Exercised	(290,810)	1.84
Forfeited	(95,974)	9.31

Balance at December 31, 2001	4,620,264	9.43
Granted	443,500	5.48
Exercised	(331,750)	3.00
Forfeited	(202,850)	14.95

Balance at December 31, 2002	4,533,440	9.27

        The following table summarizes information about the Company's stock options outstanding at December 31, 2002:

Exercise price	Outstanding Options at December 31, 2002	Weighted average remaining contractual life (years)	Exercisable options
€0.49	989,803	2.08	989,803
€2.27	307,500	0.19	307,500
€4.23	643,875	0.49	643,875
€3.16-€9.30	872,000	3.01	872,000
€11.43	388,763	2.05	388,763
€21.00	1,331,500	1.80	1,331,500

Total	4,533,440		4,533,440

        As of December 31, 2002, a total of 814,051 ordinary shares have been reserved for the grant of future options.

        The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of options was estimated at the date of grant using the the Black-Scholes option pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2002	2001	2000
Risk-free interest rate	4.5%	5.5%	6.0%
Expected dividend yield	—	—	—
Expected volatility	93.0%	110.0%	89.8%
Expected life (years)	4.0	4.0	4.0

        The weighted average fair value of options noted above which were granted during the years ended December 31, 2002, 2001 and 2000 was €3.01, €5.19 and €10.84, respectively.

Note 8.    Commitments and Contingencies

        Total minimum payments under non-cancelable operating leases and capital leases are as follows at December 31, 2002:

	Capital Leases	Operating Leases
2003	€823	€2,280
2004	823	2,175
2005	823	1,850
2006	514	1,250
2007	—	1,219
Thereafter	—	4,973

Total minimum payments	2,983	13,747

Less interest	(346)

Present value of minimum lease payments	2,637
Less current portion	(686)

Long term portion of capital lease obligations	1,951

        Building rental expense was €1,377, €798 and €645 for the years ended December 31, 2002, 2001 and 2000, respectively.

        The Company has future minimum payments under non-cancelable research and licensing agreements whereby it is obligated to make payments of €2,295, €1,118, €331 and €56 in 2003, 2004, 2005, and 2006, respectively.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 9.    Defined Contribution Plan

        The Company maintains a defined contribution plan in The Netherlands whereby participants may contribute up to 12% of their pre-tax base salaries, subject to certain limitations. The Company makes a matching contribution equal to 100% of an employee's pre-tax contributions. The contributions to the plan were €525, €290 and €262 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 10.    Revenues

        The table below reflects the geographical composition of revenues for the years ending December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
Europe	€3,072	€1,531	€1,730
North America	€6,347	€7,650	€5,180
Asia	€156	—	—

	€9,575	€9,181	€6,910

Note 11.    Income Taxes

        The Company has tax loss carry forwards of €59,749, €38,179 and €19,870 at December 31, 2002, 2001 and 2000, respectively. The Company has evaluated evidence impacting the realizability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Company's history of net losses and concluded that it is more likely than not that the full benefits of these tax loss carryforwards will not be realized in the near term. Accordingly, the Company recorded a valuation allowance equal to 100% of the net deferred tax asset balance at December 31, 2002, 2001 and 2000.

        Tax losses may be carried forward indefinitely and offset against future taxable profits. On January 1, 2001, a bill was enacted that may limit the ability to offset losses against future profits when the beneficial ownership of a company changes. This new law could limit our ability to realize the benefits of our tax loss carryforward in the future.

Note 12.    Significant Customers

        For the year ended December 31, 2002, three customers accounted for 15%, 13% and 11% of revenues. For the year ended December 31, 2001, one customer accounted for 60% of revenues. For the year ended December 31, 2000, one customer accounted for 57% of revenues. One of the Company's significant customers in 2002 was a significant customer in 2001. No customers, except for one, which were significant in 2002 and 2001 were significant in 2000.

Note 13.    Quarterly Financial Data (Unaudited)

        The following is a summary of the quarterly results of operations for the fiscal years ended December 31, 2002 and 2001.

	Fiscal year 2002 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€2,161	€2,853	€2,003	€2,558
Loss from operations	(5,861)	(6,945)	(7,426)	(38,424)
Net loss before provision for income taxes	(5,292)	(6,144)	(6,546)	(37,688)
Net loss	(5,292)	(6,144)	(6,546)	(37,688)
Net loss per share—basic and diluted	(0.15)	(0.17)	(0.18)	(1.07)
	Fiscal year 2001 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€920	€1,233	€3,161	€3,867
Loss from operations	(7,217)	(8,785)	(6,266)	(5,862)
Net loss before provision for income taxes	(5,636)	(7,106)	(5,979)	(5,265)
Net loss	(5,636)	(7,106)	(5,979)	(5,265)
Net loss per share—basic and diluted	(0.16)	(0.20)	(0.17)	(0.15)

Note 14.    Net Loss and Shareholders' Equity under Accounting Principles Generally Accepted in The Netherlands

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), which differ in significant respects from generally accepted accounting principles in The Netherlands ("Dutch GAAP").

        The tables below reconcile the net loss and shareholders' equity of the Company under U.S. GAAP to the net loss and shareholders' equity under Dutch GAAP:

	Year ended December 31,
	2002	2001	2000
Net loss under U.S. GAAP	€(55,670)	€(23,986)	€(131,617)
Acquired in-process research and development	—	—	84,141
Intangible assets	32,222	10,156	5,078
Stock option compensation	1,371	888	31,153
Revenue recognition	4,948	—	(279)
Equity in result of joint venture	1,481	—	—

Net loss under Dutch GAAP	€(15,648)	€(12,942)	€(11,524)

	Year ended December 31,
	2002	2001
Shareholders' equity under U.S. GAAP	€111,409	€164,713
Intangible assets	(3,326)	(35,548)
Revenue recognition	4,948	—
Equity in result of joint venture	1,481	—

Shareholders' equity under Dutch GAAP	€114,512	€129,165

        The following accounting principles were previously followed by the Company pursuant to Dutch GAAP:

Acquired in-process research and development

        Acquired in-process research and development is capitalized as goodwill.

Intangible assets

        Intangible assets consist of the capitalization of start-up expenses, certain research and development activities and goodwill. Such intangible assets are amortized over their estimated useful life.

Stock option compensation

        No compensation expense is recognized for equity awards.

Revenue recognition

        Revenue is recognized upon persuasive evidence of an arrangement.

Equity in result of joint venture

        The result is recognized based upon the ownership interest in the equity value at year-end of the joint venture.

        Confidential treatment has been requested with respect to portions of the exhibit indicated by a dagger (†). The omitted portions have been filed separately with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Deed of Incorporation of the Company*
4.1	Summary and Lease Agreement dated November 18, 1998, between Introgene B.V. and Amboz B.V.**
4.2	Summary and Lease Agreement dated November 27, 1997, between Introgene B.V. N.V. and CAM Implants B.V.**
4.3	Lease Agreement dated July 1, 2002 between Crucell Holland B.V. and Oppenheim Property Services B.V. (English translation)***
4.4
Collaboration Agreement dated December 18, 2002 by and between Crucell N.V. and Crucell Holland B.V., and DSM Biologics Holding, Inc., DSM Biologics Company, Inc., and DSM Biologics Company, B.V. (English translation)***†
4.5	Employment Contract dated October 21, 2001 by and between Domenico Valerio and Crucell N.V.***
8.1	List of Subsidiaries of Crucell N.V. as of April 8, 2003***
99.1	Certification of CEO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***
99.2	Certification of CFO Pursuant to 17 C.F.R. 240.13a-14 or 15d-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002***
99.3	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***

*
As previously filed with the Securities and Exchange Commission on October 24, 2000 by Crucell N.V. in an Exhibit to the Form F-1.

**
As previously filed with the Securities and Exchange Commission on June 28, 2001 by Crucell N.V. in an exhibit to the Form 20-F.

***
Filed herewith.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
FORWARD-LOOKING STATEMENTS
OTHER
PART I
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
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders
  Item 15. Controls and Procedures
  Item 16. Reserved
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURE
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
CRUCELL N.V. CONSOLIDATED BALANCE SHEETS (amounts in thousands of euro, except share data)
CRUCELL N.V. CONSOLIDATED STATEMENTS OF OPERATIONS (amounts in thousands of euro, except share data)
CRUCELL N.V. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (amounts in thousands of euro, except share data)
CRUCELL N.V. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousands of euro, except share data)
EXHIBIT INDEX