Form 20-F
period 2003-12-31
CRUCELL NV
filed 2004-02-27
CIK 1126136

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 27, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2003
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

Ordinary Shares, par value €0.24            36,006,324

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

        We were incorporated in October 2000 as the holding company for IntroGene B.V., our predecessor company, following the merger of IntroGene B.V. and U-BiSys B.V. On October 25, 2000, IntroGene B.V. changed its name to Crucell Holland B.V. Following our creation, a reorganization took place such that each holder of IntroGene shares received one of our ordinary shares in exchange for each IntroGene share held. The reorganization effected a combination of entities under common control and accordingly, our financial statements reflect the historical carrying amounts of the assets and liabilities and the historical results of operations of IntroGene.

        On October 25, 2000, we executed a deed of issue of shares to effect a three-for-two stock split of our shares and options. We have adjusted all relevant share, per share and option information in this document to reflect the stock split.

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

        These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We describe certain of these risks and uncertainties in Item 3, "Key Information—Risk Factors." We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this document.

OTHER

        PER.C6™, AdVac™ and MAbstract™ are trademarks of Crucell Holland B.V. Other trademarks of Crucell N.V. or its wholly owned subsidiaries used in this report include Crucell™. All other trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners. Crucell N.V. and its wholly owned subsidiaries own a number of additional trademarks, including registered trademarks, that are not referenced in this report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        This item is not applicable.

Item 2.    Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3.    Key Information

Selected Financial Data

        The selected financial data presented below as at and for each of the five years in the period ended December 31, 2003 has been derived from:

  •
  in respect of the three years ended December 31, 2003, our audited financial statements included elsewhere in this annual report, which have been audited by Ernst & Young Accountants, independent auditors; and

  •
  in respect of the two years ended December 31, 2000, our audited financial statements, which have not been included elsewhere in this annual report, and which have been audited by Ernst & Young Accountants, independent auditors.

        We have prepared our financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The selected financial data of Crucell N.V. should be read in conjunction with Item 5, "Operating and Financial Review and Prospects" and the audited historical financial statements of Crucell and accompanying notes that are included elsewhere in this annual report.

	Years ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except share/ADS and per share/ADS data)
Consolidated Statement of Operations Data:
Revenues:
License	€2,228	€6,045	€7,972	€6,664	€5,204
Government grants and other	966	865	1,209	2,911	2,220

Total revenues	€3,194	€6,910	€9,181	€9,575	€7,424
Costs and expenses:
Research and development	5,328	7,189	17,392	24,252	22,284
Selling, general and administrative	5,043	8,218	8,875	10,386	7,606
Developed technology amortization	—	665	1,330	1,331	1,330
Goodwill amortization	—	4,413	8,826	—	—
Goodwill impairment	—	—	—	30,891	—
Stock option compensation	91	31,153	888	1,371	2,696
Acquired in-process research and development	—	84,141	—	—	—

Total costs and expenses	€10,462	€135,779	€37,311	€68,231	€33,916

Loss from operations	(7,268)	(128,869)	(28,130)	(58,656)	(26,492)
Interest income, net	777	914	6,205	3,547	2,143
Foreign currency gain/(loss)	—	(2,219)	463	(54)	(19)
Equity in losses of unconsolidated investments	(924)	(1,443)	(2,524)	(507)	—
Gain on sale of available for sale securities	—	—	—	—	982

Net loss	€(7,415)	€(131,617)	€(23,986)	€(55,670)	€(23,386)

Net loss per share/ADS—basic and diluted	€(0.42)	€(5.38)	€(0.68)	€(1.57)	€(0.65)
Weighted average shares/ADSs outstanding—basic and diluted	17,579,100	24,485,800	35,268,457	35,547,635	35,920,626
	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	€24,528	€136,056	€120,243	€110,645	€87,210
Total current assets	€25,983	€138,954	€124,861	€114,477	€100,415
Intangible assets(1)	—	€45,704	€35,548	€3,326	€1,996
Total assets	€29,344	€196,525	€175,259	€129,857	€114,406
Liabilities and shareholders' equity:
Total current liabilities	€3,602	€9,150	€10,546	€12,799	€11,716
Total long term liabilities	—	—	—	€5,649	€11,045
Total shareholders' equity	€25,742	€187,375	€164,713	€111,409	€91,645
Total liabilities and shareholders' equity	€29,344	€196,525	€175,259	€129,857	€114,406

(1)
Net of accumulated amortization and impairment of €48,786 and €47,456 at December 31, 2003 and 2002, respectively, and accumulated amortization of €15,234 and €5,078 at December 31, 2001 and 2000, respectively.

Exchange Rate Information

        The following table sets forth, for the years indicated, the high, low, average and year-end noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rates") for euros per USD 1.00.

Year ended December 31,	High	Low	Average(1)	End of Period
	€	€	€	€
1999	1.00	0.84	0.94	1.00
2000	1.21	0.97	1.09	1.07
2001	1.20	1.05	1.12	1.12
2002	1.16	0.95	1.06	0.95
2003	0.97	0.80	0.89	0.80

(1)
The average of the Noon Buying Rates on the last business day of each month during the period indicated.

        The following table sets forth, for the previous six months, the high and low Noon Buying Rates expressed in euros per USD 1.00.

	High	Low
	€	€
August 2003	0.93	0.87
September 2003	0.93	0.86
October 2003	0.87	0.84
November 2003	0.88	0.83
December 2003	0.84	0.80
January 2004	0.82	0.77

        On February 19, 2004, the Noon Buying Rate was USD 1.00 = EUR 0.79. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

Risk Factors

        You should carefully consider all the information in this annual report, including these material risk factors. The risks we face are not limited to the risks listed here. Some risks are not yet known to us and some of the risks that we currently do not believe to be material to our operations could prove to be material at a later date. All of these risks can materially affect our business, financial condition and results of operations.

        We have a history of net losses and we expect to continue to incur net losses. We may not achieve or maintain profitability.

        We have incurred net losses since our incorporation. At December 31, 2003, we had an accumulated deficit of €253.2 million. We expect to have net losses and negative cash flow in the foreseeable future. The size of these net losses and negative cash flow will depend, in part, on:

  •
  the rate of growth, if any, in our licensing revenues;

  •
  our ability to develop potential products either on our own or through partnerships, collaborations or strategic alliances; and

  •
  the level of our expenses.

        We may never generate sufficient revenues to achieve profitability. Our revenues are dependent on the success of our three core technologies—PER.C6, AdVac and MAbstract phage antibody-display—and on our success and that of our licensees in developing commercially successful products based on these technologies. We do not have control over the ability of our licensees to develop commercially successful products based on our core technologies. We expect to continue to invest in order to enhance our core technologies and to invest in research and development of potential products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

        We may need additional capital in the future. If we do not raise this additional capital, we may have to curtail or cease operations.

        We expect that our future capital requirements will be substantial. Changes may occur that would consume available capital resources significantly sooner than we currently expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the research and development of our technologies and potential products. We also may need to raise additional capital if we make any acquisitions involving cash consideration or the issuance of new shares. We may seek additional funding through public or private financing, strategic alliances or other arrangements. We may not have access to additional financing and, if we do, it may not be on favorable terms. If we fail to raise sufficient funds, we will have to curtail or cease operations, reduce our capital expenditures, scale back our development of new potential products, reduce our workforce and license potential products or technologies to others that we otherwise would seek to commercialize ourselves.

        We expect that our interim results of operations will fluctuate, and this fluctuation could cause the price of our ordinary shares and American Depositary Shares (ADSs) to decline, causing investor losses.

        Our interim operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the price of our ordinary shares and ADSs to fluctuate significantly or decline. Some of the factors that could cause our operating results to fluctuate include:

  •
  the timing of entering into and the expiration of license agreements and collaboration arrangements;

  •
  the success rate of our own and our licensees' discovery efforts leading to royalties and other payments;

  •
  the timing and willingness of our licensees to commercialize products which would result in royalties and other payments; and

  •
  general and industry specific economic conditions, which may affect our own and our licensees' research and development expenditures.

        A large portion of our expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of our expenses and our revenues. If revenues decline or do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses and will suffer losses accordingly. In addition, we plan to increase our research costs in 2004, which will increase our operating expenses in the foreseeable future. Due to the possibility of fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the price of our ordinary shares and ADSs would probably decline.

        If we or our licensees do not develop potential products based on our core technologies that are approved for sale and are commercially successful, we may be forced to cease operations.

        You must evaluate us in light of the uncertainties and complexities affecting our core technologies, none of which have yet been used to develop a product approved by the U.S. Food and Drug Administration for commercial use. Very little data exists regarding the safety and effectiveness of the type of potential products that we and our licensees are developing. All of our potential products, and those of our licensees, are either in research or in pre-clinical or, in select cases, clinical development. We and our licensees may not succeed in developing commercial products that are safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully. We have not, and many of our licensees have not, yet begun to clinically test any of the potential products being developed using our core technologies.

        Development of products requires significant investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior to their commercial distribution. We do not expect any of our potential products to enter clinical trials for at least the next year and we do not expect our licensees to commercially distribute products that use our technologies for at least the next three years. We and our licensees must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their potential products. Our research and development or that of our licensees may not establish that our technologies or our or their potential products are safe and effective, in which case regulatory authorities may not approve them. Further, our government and university licensees and collaborators may have goals, such as academic publication or data collection, that are not solely focused on producing marketable products. We also rely heavily on research performed by third party collaborators that are not under our control in developing certain of our potential products. As a result, we are dependent on the research and performance of such third parties to bring potential products to market. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees operate may further limit our and their ability to develop commercially successful products.

        We rely on license and other revenues from the licensing of our PER.C6 technology. If our licensees do not continue to use our PER.C6 technology or other of our technologies, or if they terminate their agreements with us, we will earn less or no revenue from our license agreements with them.

        License revenues from our PER.C6 technology have accounted for a substantial portion of our revenues to date and we expect that we will continue to be reliant on these revenues for the foreseeable future. If our current or prospective licensees do not develop and eventually distribute products based on our PER.C6 technology, we may not be able to realize the revenues and growth we anticipate. Our current or prospective licensees may use or develop alternative technologies or develop competing products or potential products independently or in collaboration with others, including our competitors. If any of our licensees become involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not require them to dedicate resources to developing and, eventually, distributing commercial products based on our technologies. Furthermore, our licensees may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements to replace those agreements. During 2003, existing licenses with Rhein Biotech N.V., GTI Inc., a Novartis company, Genexine Co. Ltd, Gencell S.A., Oxford Biomedica Ltd. and Selective Genetics Inc. were terminated and Merck and Co. elected to terminate its option for an exclusive PER.C6 license in two separate fields. In the aggregate, annual payments from these license arrangements and options would have amounted to €951,000 in 2004.

        We face competition in discovering, commercializing and licensing new technologies from biotechnology firms in Europe, the United States and elsewhere. This competition may limit our ability to derive revenues from our technologies and achieve profitability.

        The field of biotechnology is new and rapidly evolving, and we expect that it will continue to undergo significant and rapid technological change. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, or other products or forms of treatment for the diseases we are targeting. We are aware of a number of commercial initiatives in the fields in which we operate that may result in marketable products with which we would compete. We also may experience competition from companies that have acquired or may acquire technology from companies, universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products or potential products that are more effective than those based on our technologies. We also compete with our licensees in developing new potential products. It is possible that we will not be able to effectively compete with these or other entities, and such competition could hamper our ability to bring products to market or license and derive revenue from our technology. Such an inability to compete could have a material adverse effect on our business, results of operations and ability to achieve profitability. For more information on our competitive position, see Item 4, "Information on the Company—Competition."

        We are dependent on a small number of licensees for a majority of our revenues.

        We are dependent on a small number of licensees that account for the majority of our revenues. For the year ended December 31, 2003, two licensees accounted for 32% of our revenues. For the year ended December 31, 2002, three licensees accounted for 39% of our revenues. For the year ended December 31, 2001, one licensee accounted for 60% of our revenues. One of our significant licensees in 2003 was a significant licensee in 2002 and one of our significant licensees in 2002 was a significant licensee in 2001. We expect that a high level of licensee concentration will continue in the future. One of our major licensees, Merck & Co. Inc., entered into an exclusive license agreement to use our PER.C6 technology to develop vaccines for HIV/AIDS in October 2000 and elected to extend its option for exclusivity for hepatitis C virus vaccines in 2003. Merck & Co. Inc. did not renew its options for exclusivity in two other fields under the terms of the license. In the event that one or more of our other major licensees were to terminate or substantially alter their licenses with us for any reason, we could experience a significant decrease in revenues and an adverse effect on our financial results.

        We are party to license agreements with Aventis Pasteur and DSM Biologics that are material to our operations and future revenues. Any alteration or termination of either of these agreements could have a significant adverse effect on our licensing revenues and financial results.

        In December 2003, we entered into a collaboration and license agreement with Aventis Pasteur to research, develop, manufacture and market influenza vaccine products based on our PER.C6 technology. Under the terms of the agreement, we granted Aventis Pasteur an exclusive license in exchange for an up-front payment, milestone payments, annual payments, research and development funding, and royalties on future PER.C6-based influenza vaccine sales. In addition to the Aventis Pasteur agreement, we entered into a collaboration agreement with DSM Biologics (DSM) in 2002 under which we granted DSM an exclusive PER.C6 license in the area of contract manufacturing for antibodies and therapeutic proteins. The DSM collaboration agreement also requires us to contribute significant expenditures to the development of PER.C6 as a production platform for antibodies over the next three years.

        We currently are heavily reliant on these two contracts for revenues and commercialization of our PER.C6 technology, and any termination or alteration to either of these agreements would have a substantial adverse effect on our licensing revenues and financial results. In addition, the licenses granted under these agreements are exclusive, which means we cannot licence PER.C6 to other parties in connection with the development of influenza vaccine products or in the area of contract manufacturing for antibodies and therapeutic proteins. Such exclusivity may cause us to forego increased revenue opportunities from other third parties regarding the licensed technology over the terms of the agreements. Further, DSM is entitled to a portion of certain fees that are received with respect to its license, which could reduce the profitability of this technology to us. Finally, future payments to us under both agreements are dependent on reaching development milestones, and we rely significantly on the performance and development progress of Aventis Pasteur and DSM to reach the milestones set forth in each agreement. If these milestones are not reached, our revenues from these agreements could be substantially reduced.

        Obtaining regulatory approval for our potential products and technologies is a costly and time-consuming process. If the relevant regulatory authorities do not approve products developed using our technologies, we or our licensees will not be able to commercialize them, and we may not receive any royalty or other revenues.

        The U.S. Food and Drug Administration, or FDA, must approve any biopharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Agency for the Evaluation of Medicinal Products, or the EMEA, the European Commission and local regulatory bodies regulate biopharmaceutical products elsewhere. In the approval process, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. The costs of pursuing and securing regulatory approval are increasing, necessitating additional regulatory compliance expenditure on our part. Required testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain.

        Although the FDA allows PER.C6 cells to be used to produce vectors for clinical trials at this time, the FDA has in the past raised concerns over the history and some of the properties of the PER.C6 cells. New regulations could be adopted that would preclude use of PER.C6 cells in the future. If we or our licensees are unable to satisfy regulatory authorities as to the history and properties of PER.C6 or its appropriateness as a system which companies can use to produce biopharmaceuticals, PER.C6 could not be used to produce human biopharmaceuticals and our licensing and other revenues from PER.C6 will suffer.

        If ethical, legal and social issues related to the use of genetic technology, human-based materials and animal testing negatively affect regulatory approval, patentability or market acceptance of our core technologies and of the products developed using these technologies, we would not be able to generate revenues from those products or our technologies.

        The use of genetic technology and materials derived from human fetal tissue, such as PER.C6 technology, raises many ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of our technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products (such as stem cells or genetically modified foods or organisms) could result in greater governmental regulation of our technologies and potential regulatory delays relating to the testing or approval of our own or our licensees' potential products. Advocacy groups have taken issue in the past and may take issue in the future with the use of genetic technology or materials derived from human fetal tissue, which may hinder or adversely affect regulatory approval or market acceptance of our technologies and products developed using them. Concerns over the safety of new biopharmaceutical technologies or products could result in limited acceptance by patients and the medical community. In addition, we rely on animal testing in some of our research and development and adverse public reaction to our use of animal testing could also cause us to encounter negative publicity. Any of these factors could generate negative publicity regarding our business or industry, and could reduce or eliminate the potential markets for our own or our licensees' potential products.

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

        Our commercial success also depends on not infringing patents and proprietary rights of third parties. Our work is in areas of technology where a large number of patent rights exist. As our activities in the biotechnology and biopharmaceutical markets expand and more patents are issued, the risk that our technologies and potential products may give rise to claims of alleged infringement increases. In addition, we may in the future wish to undertake activities which raise patent infringement issues.

        We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts to ensure that we do not undertake activities that infringe their intellectual property rights and to monitor whether those companies' activities may infringe our intellectual property rights. Due to the inherent imperfections of patent searching, we can never be certain that our monitoring will be exhaustive, and it is possible there may be third-party intellectual property rights of which we are not yet aware. If we determine that other companies' technological development efforts violate our intellectual property rights, we intend to take appropriate action. We are aware of a few patents which are potentially relevant to our past, current or anticipated activities. We believe that our current activities do not infringe any valid claims of these patents. Third parties, however, may seek to enforce patents against us and a court may find against us. Enforcing intellectual property rights against others or defending ourselves against claims of infringement can be very expensive, and any action in which we are involved could result in substantial costs and diversion of management and technical personnel and resources.

        Other companies are and may become involved in proceedings regarding patents that cover technologies related to ours. The outcome of any intellectual property proceedings in which we or they are involved could effectively block our ability to further use or license our technologies or enter into co-development arrangements. It could also impair our or our licensees' ability to develop and commercialize potential products or products, and could result in the award of substantial damages against us. In the event of an unfavorable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential products to avoid infringement. In the event that we must cease using a technology, we could encounter delays in license revenue generation, milestone or royalty payments or product introductions while we attempt to develop alternative technologies or potential products. If we do not succeed in such attempts, we may be forced to cease operations. In addition, if litigation results in a successful challenge to one of our patents, then competitors could be free to use the subject matter covered by the patent, or we may need to license the technology to others in settlement of such litigation.

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

        In January 2004, our president and chief executive officer stepped down, which may have an adverse effect on our business. If we lose the services of additional key personnel or are unable to attract and retain qualified personnel, we may be unable to develop our own technologies and potential products and to execute our business plan.

        On January 26, 2004, Domenico Valerio stepped down as our president, chief executive officer and chairman of our management board, and Ronald H.P. Brus, formerly our chief operating officer, was nominated by our supervisory board as Mr. Valerio's successor in those positions. We expect that our shareholders will accept the nomination to appoint Mr. Brus as member of the management board, and that he will be appointed chief executive officer, president and chairman of the management board. Mr. Valerio was a co-founder of the company and a key member of our management, strategic and research and development teams, and we cannot be certain that his departure as president, chief executive officer and chairman of our management board will not have an adverse effect on our development of potential products, ability to execute our business plan and formulation of a strategic vision. We expect that Mr. Valerio will continue to work for us until the end of 2004, focusing on corporate and capital market relationships, and we further expect that our shareholders will accept a nomination to appoint him as member of the supervisory board effective January 1, 2005. As Mr. Valerio's employment contract with us did not contain non-compete provisions, he will be free to compete against us in the future.

        We continue to be dependent on the principal members of our management and scientific personnel. We are particularly reliant on Ronald H.P. Brus, our acting chief executive officer, president and chairman of our management board as of January 26, 2004, and Jaap Goudsmit, our chief scientific officer and, as of January 26, 2004, the supervisory board's nominee as the other member of our management board. Because of the experience Mr. Brus and Mr. Goudsmit have with our scientific research and development, our business and the industry in which we operate, the loss of the services of either of them might adversely affect the ongoing development of our technologies which is necessary to remain competitive and our ability to execute our business plan. Mr. Brus and Mr. Goudsmit's employment contracts contain non-compete provisions that would apply for a period of one year after the end of their employment with the company.

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

        We have experienced rapid and substantial growth and may continue to experience such growth in the future. This growth may be organic or through the acquisition of other companies or entities, and such growth will continue to place a strain on our human and capital resources. The aggregate number of full-time employees increased from 86 at December 31, 1999 to 182 at December 31, 2003. In addition, we will need to continue to expend funds to manage our operations and growth effectively. We will also need to continue to expend funds to attract and retain sufficient numbers of talented employees. If we do not have sufficient revenues to address these issues and otherwise make adequate expenditures, we may not be able to manage our growth effectively. If we are unable to manage our growth effectively, our losses could increase.

        A number of our research and product development programs depend on access to tissue and virus samples and other biological materials without which we would be unable to conduct this research and development.

        To continue to develop our core technologies and potential products, we will need access to tissue samples and other biological materials, which may be in limited supply. If we lose or do not obtain access to tissue samples or other biological materials, or if tighter restrictions are imposed on their use or on information generated from them, we could be restricted or prevented from conducting our research and product development. In addition, government regulations could result in restricted access to, or use of, human and other tissue samples.

        We may have conflicts with our licensees that could make collecting payments due to us more difficult or that could negatively affect our relationship with our current and potential licensees.

        We may have disagreements with our licensees over royalty payments due to us and may have difficulty in collecting these payments. Our existing license arrangements generally entitle us to receive royalty payments for any potential products developed using our PER.C6 technology. We depend on our licensees to inform us when they develop products using our technology. If our licensees fail to inform us of their progress in these developments, we will not know of payments to which we would be entitled. In addition, our licensees may have difficulties making payments to us given the current economic climate or other factors. We may also incur significant expenses in collecting payments or, in some instances, we may not succeed in collecting these payments at all.

        Our licensees may dispute the scope of the licenses that we have granted them, which could negatively affect our relationships with them and other licensees and our ability to grant additional licenses to other companies. A number of our license agreements provide that if more favorable royalty terms are granted to another licensee pursuant to a license of substantially the same scope, the initial licensee will also be entitled to the more favorable terms. A licensee may claim that other license agreements contain more favorable terms and that we should extend these terms to it. This may lead to a licensee disputing the amounts payable to us.

        We rely on third-party suppliers for our serum-free medium and any interruption in this supply would interrupt our ability to conduct research and product development using PER.C6.

        We and some of our licensees rely on third parties for the supply of the serum-free medium in which we grow our PER.C6 cells. Such media may not be available for sale on an industrial or bulk scale. We believe that alternative suppliers for a suitable serum-free medium could be found, but these alternative suppliers might not be able to meet our requirements rapidly or cost effectively. If supply problems forced us to use a new medium, we would need to spend time and resources to adapt our technology and processes to that medium, and, during this period of adaptation, our use of PER.C6 would be interrupted. Any such interruption or other failure of the serum-free medium upon which we currently rely could decrease the potential viability and profitability of our PER.C6 technology.

        We have limited experience in conducting clinical trials and manufacturing, and no infrastructure for marketing or sales of pharmaceutical products. Our lack of experience and need to rely on third parties may delay our clinical trials or the marketing and sales of our potential products.

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

        In addition, we do not have the experience or resources necessary to manufacture in large-scale quantities any products or potential products that we discover and develop, and we have no marketing or sales infrastructure. If we are not able to develop, or obtain through outsourcing arrangements, the requisite manufacturing, marketing and sales capabilities, we will be unable to commercialize our own products directly. Appropriate outsourcing arrangements are limited in scope and availability.

        We may have significant product liability exposure, and our product liability insurance may be inadequate to cover product liability or other claims against us.

        Like other organizations active in the biopharmaceutical industry, we may be exposed to product liability and other claims if third parties allege that our technologies, potential products or future products have caused harm. If a third party successfully sues us for an injury caused by our products, potential products or products developed using our technologies, our liability could exceed our total assets. Suits against us arising out of clinical trials may increase as more licensees utilize our technologies or potential products, thereby lessening our control over the manner of use of such technologies and potential products. Our general third party product liability insurance may not be adequate to address all of our product liability exposure. We may seek to obtain additional product liability insurance in the future, though such additional insurance may be prohibitively expensive, or may not cover all of our potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or if we are otherwise unable to protect ourselves against potential product liability claims, this could prevent or inhibit the commercialization of products that we or our licensees develop.

        Third parties may bring claims relating to improper handling, storage or disposal of the hazardous materials we use in our business, which may require us to spend significant time and financial resources to defend and to pay damages.

        Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. During 2003, we completed construction of our new Biologics Safety Level III (BSL-III) laboratory, which allows us to work on-site with hazardous materials like West Nile virus that we were not permitted to work with before. Some of these materials may be novel, including viruses with novel properties. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Various applicable laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages and significant adverse publicity in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may make us adopt more labor-intensive, time-consuming or complicated practices or procedures in connection with our research, development or production activities.

        Conflicts of interest with our outside scientists may arise, which could limit our access to their expertise and impede the progress of our scientific research and development.

        We work with scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. If a conflict of interest between their work for us and their work for another entity arises, we may lose their services. Because for some of our projects we rely to a significant extent on services of these outside scientists, if this were to happen, we may find it more difficult or expensive to continue such projects. Although our scientific advisors and collaborators generally sign agreements not to disclose our confidential information, it is possible that a certain portion of our valuable proprietary knowledge may become publicly known through them.

        We cannot be certain that our licensing or other agreements are not in breach of applicable competition laws and will not be considered void.

        We have not notified the European Commission competition authorities of any of our licensing or other agreements or sought clearance from any other competition authority. We take the view that these agreements are unlikely to be found to infringe European Union or other applicable competition regulations. It is possible, however, that our current or future similar agreements could be found to infringe applicable competition regulations. In this event, among other things, we may be subject to fines, claims of damages and our licensing or other agreements may be considered void and unenforceable.

        The anti-takeover provisions in our articles of association and the laws of The Netherlands may prevent a change in control that may be in the best interests of our shareholders.

        Our articles of association and the laws of The Netherlands may have anti-takeover effects. Among other things, our articles of association provide that the holders of our priority shares may make binding nominations for the election of our supervisory board members, and only a shareholders' resolution approved by a two-thirds majority of the votes cast, representing more than half of our outstanding shares, can set the nominations aside. The members of our management board, two of our supervisory board members and two independent members comprise the board of a foundation, called the Priority Foundation, that holds all of our issued and outstanding priority shares. Furthermore, we may issue preference shares to another foundation under Dutch law, called the Preferred Foundation, giving it preferred dividend rights and voting rights. The chairman of our supervisory board, Pieter Strijkert, and four independent members comprise the board of the Preferred Foundation. These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interest of our shareholders or offer them the opportunity to sell their ordinary shares or ADSs at a premium over the market price. See Item 10, "Additional Information" for additional information regarding the priority and preference shares and our articles of association.

        Our shareholders may have difficulty protecting their rights as a shareholder and in enforcing civil liabilities because we are a Dutch limited liability company.

        Our articles of association and the laws relating to limited liability companies incorporated in The Netherlands govern our affairs. Our offices and all of our assets are located outside the United States. In addition, a majority of the members of our supervisory board, all of the members of our management board and management team are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. It may also be difficult to enforce a U.S. court judgment against them in a U.S. court or in a Dutch court or to enforce a Dutch court's judgment against them in a U.S. court. This can include actions under the U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. For a more complete discussion of potential difficulties in protecting your rights, see Item 10, "Additional Information—Enforcement of Civil Liabilities."

        Our ordinary shares and ADSs may have a highly volatile trading price and low trading volume. You may not be able to resell your ordinary shares or ADSs at or above the price you pay for them, the ADSs may vary in value, and our share price may render us vulnerable to a takeover bid.

        Our ordinary shares are listed on the Official Market of the stock market of Euronext N.V. (Amsterdam), also called the Amsterdam Stock Exchange. Our ADSs are quoted on the Nasdaq National Market. An active trading market for our ordinary shares or ADSs may not continue to develop or be sustained. The ADSs' low closing price during the fourth quarters of 2001, 2002 and 2003 has been $5.05, $2.50 and $3.81 respectively, and the closing price as of February 19, 2004 was $7.49. The trading prices of ordinary shares of biotechnology companies in general have experienced significant price fluctuations in the past and are likely to continue to be volatile. Moreover, our share price and relatively high reserves of cash may indicate that we are vulnerable to an unsolicited takeover bid, as analysts have predicted a wave of mergers in the biotechnology industry involving companies that some investors may consider undervalued. In addition, any negative change in the public's perception of the prospects of biotechnology companies could depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may affect the trading price of our ordinary shares and ADSs, regardless of our performance.

        We believe that we were a passive foreign investment company in 2003 and expect to be classified as such in 2004, causing certain adverse U.S. tax rules to apply to investors.

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes in respect of the year 2003, and also expect to be classified as a PFIC in respect of the year 2004. Although we generally do not expect to be a PFIC in the long term, certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs in respect of even a single year. In order to minimize exposure to these rules, U.S. investors may wish to make a mark-to-market or "qualified electing fund" (QEF) election. See Item 10, "Taxation—Taxation of U.S. Investors—Passive Foreign Investment Company Rules."

Item 4.    Information on the Company

History and Development of the Company

        We are a limited liability company incorporated in The Netherlands with the legal and commercial name, Crucell N.V. We were incorporated on October 9, 2000, as the holding company for Crucell Holland B.V., formerly called IntroGene B.V., following the merger of IntroGene B.V. and U-BiSys B.V. Our principal executive office is located at Archimedesweg 4, 2333 CN Leiden, The Netherlands and our telephone number is 31-71-524-8701. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Business Overview

        We are a biotechnology company that combines proprietary technologies to discover, develop and produce a variety of biopharmaceutical products for the prevention and treatment of infectious diseases. The proprietary technologies that we develop may overcome the limitations inherent in many currently available products, emerging products and manufacturing processes in terms of safety, efficacy, yield and/or scalability. Our three core technologies are as follows:

  •
  PER.C6 technology.    Our PER.C6 technology encompasses a human cell line production system that our licensees and we use to develop biopharmaceutical products. The PER.C6 technology is currently being applied in four areas for the research, development and/or manufacture of:

  (1)
  vaccines;

  (2)
  antibodies therapeutic proteins;

  (3)
  gene therapy products; and

  (4)
  functional genomics, which is the study of how individual genes function.

  •
  AdVac technology.    Our AdVac technology is a recombinant vector technology that we use to develop novel adenoviral-based products. The AdVac technology is being developed to:

  (1)
  improve upon existing vectors for vaccines and gene therapy;

  (2)
  overcome the problems related to the presence of pre-existing immunity in target populations against the vector, which potentially allows for more efficacious vaccines; and

  (3)
  specifically target cells ex vivo that play an important role in enhancing a vaccine's efficacy.

  •
  MAbstract phage antibody-display technology.    Our phage antibody-display technology, which we use to display antibodies on the surface of a bacteria-infecting virus called a phage, can be used in the following ways:

  (1)
  to discover disease-associated molecules, which are molecules appearing on diseased tissue, such as a cancer cell, and which we refer to as drug targets; and

  (2)
  to develop human antibodies, which are antibodies that are derived from human DNA, as therapeutics against drug targets that we or others have discovered.

        We are developing our own vaccine and antibody products based on our proprietary technologies. At present we are developing vaccines against influenza, Ebola, malaria and West Nile virus using our PER.C6 and AdVac technologies. Each program is in various stages of pre-clinical development. We also are developing antibody products using PER.C6 and MAbstract, which are in earlier stages of investigation. We may choose to selectively alter or expand our pipeline to include products which, in some instances, we may co-develop and market through collaborations or strategic alliances with third parties to share risks and costs. We also plan to continue licensing our technologies to companies in our industry.

        We currently realize all of our non-government grant revenue from the licensing of our proprietary technologies to pharmaceutical and biotechnology companies. We currently realize substantially all of our government grant revenue from grants obtained to support the development of two of our vaccine products. Neither our licensees nor we currently market any products based on our technologies, and all of our products in development are potential products that we aim to commercialize and distribute in the future. We intend to generate revenues in the future from initial license fees, license maintenance fees and milestone and royalty payments from products that our licensees develop using our technologies. In addition, we expect our product development efforts to yield product revenues in the future. Our primary geographic markets are the United States and Europe.

Strategy

        Our foremost business objective is to create and sustain a profitable business through the successful development and commercialization of our products. We believe that achieving this objective will allow us to increase shareholder value.

        Following a careful evaluation of the market's needs and the competitive environment relative to our main business objective, capabilities and product opportunities, we have decided to focus on developing our own products based on our proprietary technologies. Our business strategy is to create novel vaccines and antibodies to combat infectious diseases by employing our innovative PER.C6, AdVac and MAbstract technologies. This strategy complements our ongoing efforts to expand the portfolio of licensees using our proprietary technology and our partnerships with other industry participants. We see this as a realistic, sustainable business strategy based on the following business drivers:

  •
  Product pipeline offers competitive advantage.    We aim to bring our portfolio of products to market. We believe each of our selected products either targets unmet medical needs in the area of infectious diseases, improves current medications, or is perceived as a marketable product due to predictive study models and/or due to perceived favorable regulatory conditions. We currently have four vaccine programs in various stages of pre-clinical development, all of which are based on our PER.C6 production technology.

  •
  PER.C6 technology provides a unique point of difference to our products.    Our PER.C6 technology offers potentially significant competitive advantages in the development and commercialization of our products. The PER.C6 technology can be used to produce biopharmaceutical products that may demonstrate enhanced biological properties and prove to be potentially more efficacious and less toxic than products derived from other production systems. The technology is also well suited for the production of certain human viruses that cannot be produced efficiently at present using alternative technologies. From a production perspective, our PER.C6 technology offers the ability to manufacture biopharmaceutical products in large volumes, which may speed the production process and reduce manufacturing costs.

  •
  Ongoing PER.C6 technology licensing program.    In areas where we are not developing our own products, we offer our PER.C6 technology to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. This ongoing and extensive PER.C6 technology licensing program supports and accelerates our in-house product development by providing a source of revenue as well as the potential for future, additional revenue in the form of royalties from products developed by our licensees. We believe that our licensing program results in increased awareness in, and acceptance by, the biopharmaceutical industry of PER.C6 as a production technology for biopharmaceutical products.

        Our operating focus is on the execution of our product development programs. We believe that we have put in place the resources necessary to move our potential products through pre-clinical development. We may decide to invest in new facilities and personnel in the future to maintain the proper infrastructure and resources needed to capitalize on available product development opportunities. We also may consider strategic acquisitions in the biotechnology industry to the extent such acquisitions may facilitate our strategy. Finally, we have re-directed antibody research and development from oncology towards infectious diseases to directly support our business strategy.

Industry/Scientific Overview

  Manufacturing Systems for Biopharmaceutical Products

        Biopharmaceutical products are therapeutics produced by means of biological production systems. Modified bacteria and yeast initially were used to produce the first generation of human biopharmaceutical products. The first available human cell-based production systems employed human cells that spontaneously acquired the ability to divide indefinitely due to unknown events. These include the MRC-5 and WI-38 cell lines, which were both created from human lung tissue. These cell lines have been successfully used to produce a number of human vaccines (rubella, mumps, measles, rabies and hepatitis A). The latest state-of-the-art technology encompasses the use of human designer cells: Healthy human cells that are purposely engineered to grow indefinitely in culture. To accomplish this, a small and well defined part of the genome (E1) from the adenovirus type 5 is extracted and inserted into healthy primary human cells where it subsequently causes stable, indefinite cell growth. The immortalized cell and its progeny are called a "cell line." To our knowledge three such cell lines have been created: PER.C6, 293 and 911, which have been used for research and development of vaccines, antibodies and gene therapy proteins. In addition, various animal derived cell lines are used for proteins (e.g. CHO, NS0) and vaccines (e.g. MDCK, VERO).

  Vaccines

        Vaccines are designed to protect people against potentially life-threatening diseases, including those caused by parasites, viruses and bacteria.

        Scientific Progress in Vaccines.    Vaccines have contributed significantly to the improvement of global public health in the twentieth century. Smallpox was eradicated through the use of vaccines, and polio is on its way to eradication. Significant developments include the introduction of combination vaccines and the development of new vaccine technologies that may advance vaccine development. Today, research is underway to develop efficacious and safe vaccines against viruses such as HIV, influenza, Ebola, SARS and West Nile virus; against parasites such as malaria; and also against inherited or acquired diseases such as cancer.

        Vaccine Formats.    A variety of vaccine formats are in use today, while others are evolving through ongoing research and development efforts. Some of the most common include live attenuated virus vaccines, inactivated whole virus vaccines, subunit vaccines, DNA vaccines, recombinant vector-based vaccines, synthetic vaccines and peptide-based vaccines.

        Vaccine Technology Development.    A large variety of vaccine technologies have been developed in an attempt to improve overall vaccine efficacy. The key objectives of current vaccine technology research and development are to make safer vaccines without compromising efficacy, to generate new vaccines with stronger and broader immunity, to make vaccines using more efficient manufacturing processes and to make vaccines easier to administer.

  Antibodies

        Antibodies are proteins made naturally by the body's immune system. They function as the body's principal defense mechanism against pathogens, which are disease-causing agents such as parasites, viruses or bacteria. Antibodies recognize and bind to invading pathogens, ultimately eliminating them. Thus, antibodies play a crucial role in protecting humans against disease. Because of their binding characteristics, antibodies can distinguish subtle cell differences between healthy and diseased cells. Antibodies are used to develop therapeutic products that can trigger the death of a target cell or bind to and block a key interaction of a disease-related cell, such as a cancer cell; to develop therapeutic products that block infectious agents; as tools in scientific research such as genomics and proteomics; and to develop diagnostic products, such as the HIV antibody test.

        Scientific Progress in Antibodies.    Methods for generating monoclonal antibodies have evolved considerably over the last 25 years. The technology originally involved immunizing mice with a target molecule and isolating relevant antibody-producing cells from the mice. Because monoclonal antibodies of rodent origin are recognized as foreign proteins and are rapidly eliminated when applied in humans, methods were developed to produce therapeutic antibodies that are of human origin. These antibodies can be developed either using transgenic mice or by means of phage antibody-display technology. Transgenic mice antibodies are genetically engineered mice that carry human antibody genes. This allows the immune systems of mice to generate human antibodies in response to any administered antigenic material. Phage antibody-display technology is the technology where human antibody genes are cloned into bacteriophages, which are viruses that only infect bacteria. Phages with antibody fragments that attach to specific molecules can be selected, enabling isolation of antibodies against targets and/or enabling the identification of target molecules. Phage antibody-display libraries are large collections of phages for use in identifying the targets and related antibodies.

Crucell Core Technologies: PER.C6 technology

  Overview

        Our PER.C6 technology provides a manufacturing system that consists of a human cell line which can be used to produce a variety of biopharmaceutical products. We developed the PER.C6 technology from a single source of healthy, human retina cells in a controlled, documented manner. To obtain our PER.C6 cell line, we have inserted an exactly defined fragment of the E1 region of the genome of the adenovirus type 5 into a healthy human retina cell so that the cell can grow indefinitely. The PER.C6 cell line has been successfully adapted to grow without the need for serum components or materials that allow cell attachment (microcarriers). These features of our cell line are essential to produce safe, stable biopharmaceutical products in sufficient quantities for commercial manufacturing.

        There are four areas in which our PER.C6 technology is currently being applied:

        Vaccines.    PER.C6 technology can be used as a production system for developing and manufacturing both classical and recombinant vaccines.

        In the classical approach, PER.C6 cells are infected with the virus against which the vaccine is meant to protect. The virus is subsequently grown on the PER.C6 cells, yielding a potent starting material that can be processed to produce a final formulation of a vaccine.

        In the recombinant approach, the PER.C6 technology produces delivery agents called vectors. These vectors have been made replication deficient and thus are only capable of delivering a portion of DNA encoding for a protein from the pathogen into the human body. This results in a strong antibody and T-cell immune response that leads to protection against the disease caused by a pathogen. The DNA inserted into the vector can be derived from a virus, a parasite or even bacteria.

        Proteins.    PER.C6 technology can be used as a production system for developing and manufacturing antibodies or proteins by inserting DNA encoding for a particular protein into PER.C6 cells. These modified PER.C6 cells will grow further and secrete the desired antibody or protein, which can then be used for pre-clinical research or developed for administration in humans to fight diseases.

        Gene Therapy.    The emerging field of gene therapy seeks to treat congenital or inherited human diseases by transferring a therapeutic gene into the cells of a patient where it is needed. The gene can encode for a protein that is either missing or non-functional, or can encode for a protein that counteracts an erroneous biological process. The primary function of the PER.C6 technology in the field of gene therapy is the production of adenoviral vectors—a gene delivery mechanism based on a common human virus—that carries therapeutic genes and aids in the delivery of the gene into the cells. Since the PER.C6 cell line is the only available cell line that does not allow any formation of classical replication competent adenoviruses during the production of replication deficient vectors, the cell line may be applied across the entire adenovirus gene therapy field.

        Functional Genomics.    Our PER.C6 technology can be used to produce libraries of adenoviruses into which individual human genes can be inserted to perform studies of gene functions. The adenovirus libraries carry many genes with unknown functions, which can be used to determine the function of individual genes in a disease process. We believe that PER.C6 technology, therefore, represents a key analytical tool in the discovery of new genes and their role in biological pathways and human disease. Galapagos Genomics, a functional genomics company in which we hold a 20.8% ownership share, executes these activities exclusively using our PER.C6 technology. Please refer to the "Galapagos Genomics" section of Item 4 for additional information about this joint venture.

  Key Features and Advantages

        We believe that our PER.C6 technology has the following key advantages over alternative manufacturing systems:

  •
  Human-based. We believe that antibody and protein products based on the human-based PER.C6 technology will demonstrate enhanced biological properties, rendering them potentially more efficacious. In addition, PER.C6 technology efficiently supports the growth of certain human viruses for vaccine development.

  •
  High Yields. PER.C6 technology potentially offers a system for high yield, large-scale biopharmaceutical product production. PER.C6 cells can easily absorb foreign components such as DNA and RNA, aiding antibody and protein cell clone development. Individual PER.C6 cells can be cultured at high densities and engineered to produce large quantities of biopharmaceuticals, which helps simplify the purification process and may reduce production expense.

  •
  Scalability in Serum-free Conditions. PER.C6 cells can be cultured in a serum-free medium, without microcarriers, in a closed bioreactor vessel. This simplifies the expansion from laboratory- to industrial-scale production, potentially leading to the production of cost-efficient biopharmaceuticals in large quantities. The use of a serum-free medium also offers the potential to significantly improve the purification of biopharmaceuticals produced using our PER.C6 technology, which may facilitate regulatory approval.

  •
  Biologics Master File at the FDA. We have filed a Cell Substrate Biologics Master File (BMF) with the U.S. Food & Drug Administration (FDA) describing our PER.C6 technology, including its establishment, development and potential use in production processes. The FDA does not comment on a BMF in isolation, and will only evaluate the PER.C6 technology in the context of new drug applications. However, we believe that the information in our BMF will facilitate the

    FDA's appraisal of any biopharmaceutical product that our licensees or we produce using the PER.C6 technology.

Crucell Core Technologies: AdVac technology

  Overview

        We use our AdVac technology, in combination with our PER.C6 production technology, to develop recombinant vaccines.

        While no adenovirus-based recombinant vaccines are currently licensed for general use, the scientific community is testing the ability of these vaccines to counter viruses (HIV, hepatitis B and Ebola), parasites (malaria) and bacterial toxins, to name a few. Recombinant vaccines are necessary for these diseases since inactivated whole virus vaccine approaches are either ineffective against these particular pathogens, or are too difficult or dangerous to produce. Within the field of vaccination and gene therapy, adenovirus serotype 5 (Ad5) is the most commonly used vector.

        The portion of the population that has been exposed to Ad5 is high (over 40%), and early clinical trial data demonstrates a clear correlation between the level of pre-existing immunity against Ad5 and the frequency of non-response against Ad5-based vaccines. Moreover, immunity and resistance to Ad5 has been proven to vary from person-to-person, creating difficulties with respect to dosing issues.

        We designed the AdVac technology to manage the problem of pre-existing immunity in humans against the recombinant adenovirus serotype 5 (rAd5) vaccine vector, without compromising large-scale production capabilities or the immunogenic properties of rAd5. AdVac technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35 and Ad11. The technology supports the practice of inserting immunogenic material into a vector, which then delivers the immunogenic material directly to the immune system. AdVac technology may also be used to develop ex vivo vaccines and gene therapy products.

  Key Features and Advantages

        We believe our AdVac technology has the following key advantages over the commonly used vector system:

  •
  Safety and Efficacy. Because AdVac technology is based on adenovirus vectors not commonly found in the human population, pre-existing immunity to the vector is rare. This may allow for lower dosage schedules, which should minimize the risk of vaccination delivery. Additionally, AdVac vectors efficiently infect and transduce cells ex vivo that play an important role in inducing the required immune response.

  •
  Scale and Manufacturing. The cell cultures that complement AdVac technology are based on a derivative of the PER.C6 technology, and we expect AdVac technology to help make large-scale manufacturing of recombinant vaccines possible. We believe that the biopharmaceutical industry requires this capability to meet the global demand for vaccines required to eradicate existing and emerging infectious diseases.

Crucell Core Technologies: MAbstract technology

  Overview

        Our MAbstract technology can be applied for the discovery of novel drug targets and the identification of human antibodies against those drug targets. The MAbstract technology employs a bacteria-infecting virus called a bacteriophage, or phage, which expresses part of a human antibody on its surface. The technology employs a library of phages that carry many different human antibodies. To identify and subsequently isolate relevant antibodies, the library is contacted with a pool of cells suspected of carrying the drug target—for example a virus or diseased cell—or if the target is already known in advance, the library may be contacted with the target. Subsequently, phage antibodies binding to the diseased cells or the known target are separated from phage-antibodies that do not bind at all, or bind to healthy cells added to subtract irrelevant phage-antibodies present in the library. Since irrelevant phage-antibodies for the target in question are often present in great abundance, the subtraction step aids in enriching the phage-antibody population for potentially relevant, selectively binding phage antibodies.

        Once such phage antibodies have been isolated, they can either be used to subsequently identify the target or a specific binding place on the target (referred to as epitope), or be used to subsequently isolate the DNA coding for the binding part of the antibody. This part may genetically be combined with other parts of the antibody that have no function in binding but have in assessory functions in the human immune system. Thus, different formats of antibodies with different modes of action or functions can be made, but with the same specificity for the target.

        We use our MAbstract technology to identify whole viruses or antibodies against targets already known to be associated with disease, such as cancer markers, or protein elements from infectious agents, including bacteria and viruses. In addition MAbstract can be used to identify targets or epitopes on disease-causing agents that were previously unknown and may make suitable candidates for antibody-based diagnosis, prevention or therapy of the associated disease.

  Key Features and Advantages

        MAbstract employs a human-based antibody-display technology. We believe that MAbstract allows for the discovery of therapeutic antibodies with several potential advantages over current technologies using transgenic mice. These advantages include the following:

  •
  Subtraction Method of Selection. MAbstract technology selects antibodies for possible therapeutic use and discovers novel drug targets using whole cells, tissues or viruses. The subtraction method of selection is unique, and is not available when generating human antibodies in transgenic mice.

  •
  No Inherent Limitation on Antibody Specificity. MAbstract technology does not have an inherent limitation on antibody specificity, whereas transgenic mice have inherent limitations in their immune systems.

  •
  Production Using PER.C6 technology. MAbstract technology has been used to isolate antibodies for numerous disease applications. Selected antibody specificities can be directly reformatted into antibodies for production using PER.C6 technology.

Licensing and Collaborations

        Licensees.    Our current licensees and collaborators are as follows:

VACCINES

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Aventis Pasteur S.A	Dec. 2003	PER.C6	Influenza	Pre-clinical
Harvard School of Medicine	Oct. 2002	PER.C6 and AdVac	Undisclosed	Pre-clinical
Kimron Veterinary Institute	Jul. 2003	PER.C6	West Nile virus—Veterinary vaccine (avian)	—
MedImmune Inc.	May 2002	PER.C6	Influenza-related	Pre-clinical
Merck & Co. Inc.	Oct. 2000	PER.C6	Hepatitis C	Pre-clinical
Merck & Co. Inc.	Oct. 2000	PER.C6	HIV	Phase I
National Institutes of Health (NIH)	Mar. 2002	PER.C6 and AdVac	Ebola, Lassa and Marburg	Pre-clinical
New York University	Aug. 2002	PER.C6 and AdVac	Malaria	Pre-clinical
Novavax, Inc.	Sep. 2003	PER.C6	Dengue, Vaccinia	Pre-clinical
Pfizer, Inc.	Dec. 2003	PER.C6	West Nile virus—Veterinary vaccine (equine)	Pre-clinical
Vaxin, Inc.	Jun. 2000	PER.C6 and AdVac	Rabies	Pre-clinical
Walter Reed Army Institute of Research & GlaxoSmithKline Biologicals	Mar. 2003	PER.C6 and AdVac	Malaria	Pre-clinical

ANTIBODIES & THERAPEUTIC PROTEINS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Applied Molecular Evolution, Inc. (Eli Lilly)	Oct. 2002	PER.C6	Portfolio	Pre-clinical
Biogen Idec, Inc	Jan. 2004	PER.C6	Undisclosed	Pre-clinical
Centocor Inc. (Johnson & Johnson)	Dec. 2002	PER.C6	Portfolio	Pre-clinical
Merck & Co. Inc.	May 2003	PER.C6	Portfolio	Pre-clinical
Millipore Corp.	Mar. 2003	PER.C6	Undisclosed	—

GENE THERAPY

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Cell Genesys Inc.	Jan. 2001	PER.C6	Portfolio	Pre-clinical
Advagen Inc.	Sep. 2000	PER.C6	Portfolio	Pre-clinical
GeneMax Corp.	Aug. 2003	PER.C6	Portfolio	Pre-clinical
Eurogene Ltd (Ark Therapeutics)	Nov. 2000	PER.C6	Portfolio	Pre-clinical
GenVec Inc.	July 2002	PER.C6	Cardiovascular	Phase II
GlaxoSmithKline Ltd.	Feb. 1999	PER.C6	Portfolio	Pre-clinical
Merck & Co. Inc.	Nov. 1998	PER.C6	Portfolio	Pre-clinical
ML Laboratories Ltd.	Jun. 1998	PER.C6	Portfolio	Phase I/II
Schering AG (Berlex)	Sep. 1998	PER.C6	Cardiovascular	Phase I/II
Selective Genetics Inc.	Jun. 2001	PER.C6	Portfolio	Phase I/II
Transgene SA	Apr. 2001	PER.C6	Portfolio	Phase I/II

ALLIANCES WITH CONTRACT MANUFACTURERS FOR PRODUCTION

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	AREA
DSM Biologics	Dec. 2002	PER.C6	Therapeutic proteins (including antibodies)
Gene Medicine Japan, Inc.	Oct. 2003	PER.C6	Recombinant vaccines & gene therapy products (Asia)
Invitrogen Corp.	Jun. 2003	PER.C6	Medium development
Sigma Chemical, a division of Sigma-Aldrich Co.	Dec. 2003	PER.C6	Medium development
Hyclone Inc.	Dec. 2003	PER.C6	Medium development
Molecular Medicine BioServices, Inc.	Dec. 2001	PER.C6	Recombinant vaccines & gene therapy products (USA)
Novavax	Sept. 2003	PER.C6	Inactivated, sub-unit and live attenuated viral vaccines

FUNCTIONAL GENOMICS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY PLATFORM	AREA
Galapagos Genomics N.V.	Jun. 1999	PER.C6	Genomics

        Our customers can elect to take either a license for commercial development or a license for research only. In addition, we have issued exclusive licenses to certain licensees. Our licenses granted in the areas of antibodies, therapeutic proteins and gene therapy typically cover the entire portfolio of antibodies, therapeutic proteins and genes, respectively, that the customer may wish to use in the future. The general payment structure under the terms of our commercial licenses is as follows:

  •
  One-time issuance fee.    We charge our licensees a one-time issuance fee, the amount of which is determined by the nature of the licenses, e.g., whether the license is for commercial development or research use, whether the license is exclusive or non-exclusive, and the area of use of the license.

  •
  License maintenance.    Our licensees pay either semi-annual or annual fixed payments to maintain their licenses. The license maintenance fee is paid annually or semi-annually and generally offset against any royalty payments accruing from the time of initial commercial sales.

  •
  Milestone payments.    Certain licenses provide for additional fees to be paid if the applicable licensee achieves certain agreed upon targets, or milestones. Milestone payments are not offset against future royalty payments.

  •
  Royalty payments.    With the exception of four licenses (Transgene SA, MedImmune, Millipore and Galapagos Genomics), we will receive a percentage of the value of any net sales that the licensee may generate that are related to the eventual product. Royalty payments are only payable once they exceed the aggregate of license maintenance fees. Our license agreements generally do not contain stacking provisions, meaning that royalty payments are not reduced in the event that total payments by the licensee to all licensors go above a certain percentage. As of February 19, 2004, we had received royalty payments from one licensee, Molecular Medicine BioServices, Inc., a contract manufacturing organization that licensed our PER.C6 technology for the manufacture of recombinant vaccines and gene therapy products.

        Research licenses provide for lower issuance and license maintenance fees and do not provide for royalty payments. Generally our research licenses provide that the license may be converted into a commercial license, and furthermore stipulate that a commercial license must be obtained from us prior to the commercial distribution of any product using the licensed technology.

        Our license agreements generally provide that the applicable commercial license will expire after the expiration of the last applicable patent or 15 years after the first commercial sale of a product developed under the agreement with that licensee. Our research licenses generally expire five years after their effective date. Most of our licenses may be terminated on 90 days' notice from the licensee. Generally, licensees may not assign or sub-license their rights. Some of our license agreements provide an option, which entitles the applicable commercial licensee to match or exceed more favorable terms offered to us by another party, with respect to certain technology. In addition, under our existing non-exclusive license agreements, if we disclose additional information to any of our licensees about our technology, for example regarding regulatory approval, safety issues or use of our technology, we would be required to provide this same information to our other licensees. Under our license agreements, because the technology that we transfer is fully-developed, we are not required to deliver any updated technology to any of our licensees, though we update our know-how with respect to our technology from time-to-time through Biologics Master Files to which our licensees have access.

        We do not expect our licensees to commercially distribute products made to treat humans using our technologies within the next three years.

        Exclusive Licenses.    We have issued certain licenses to licensees on an exclusive basis. These licenses generally state that we will not provide technology similar to the technology licensed pursuant to the exclusive license, to a party other than the exclusive licensee for use in the area covered by the exclusive license. These licenses also generally provide for higher payments. The exclusive licenses that we consider more important to our business include our agreements with Aventis Pasteur, Merck & Co. and DSM Biologics.

        In December 2003, we entered into a collaboration and license agreement with Aventis Pasteur S.A. (Aventis) pursuant to which we have granted Aventis an exclusive license to research, develop, manufacture and commercialize influenza vaccines based on our PER.C6 technology. Under the terms of the agreement, Aventis will pay us milestone payments, annual payments and research and development funding, as well as high single- up to double-digit royalties on future PER.C6-based influenza vaccine sales. We retain the commercialization rights for Japan, whereby Aventis will supply finished vaccine products to us and we will pay a royalty on future product sales in the Japanese market to Aventis. The agreement includes financial diligence provisions that are meant to encourage Aventis to obtain successful regulatory approval in the United States (FDA registration and approval) and Europe (EMEA registration and approval) for the PER.C6-based influenza vaccine as promptly as possible.

        In December 2002, we entered into a collaboration agreement with DSM Biologics pursuant to which we have granted DSM an exclusive license to our PER.C6 technology for contract manufacturing of recombinant proteins and monoclonal antibodies. Under the terms of this agreement, we will be paid licensing fees over a four-year period, and will be obligated to commit a certain level of expenditures in connection with developing our PER.C6 technology. DSM is entitled to a percentage of all non-service fees under the contract, in addition to an exclusive license for manufacturing recombinant proteins and monoclonal antibodies, with the right to sublicense the technology to its clients.

        In October 2000, we entered into an agreement with Merck & Co., Inc. pursuant to which we have granted Merck an exclusive commercial license to our PER.C6 technology to develop vaccines for the prevention and treatment of certain diseases including HIV/AIDS. Under the terms of the agreement, Merck obtained an option for exclusivity in three other infectious disease fields. Of these options, Merck elected in October 2003 to extend its option for exclusivity to develop hepatitis C vaccines using our PER.C6 technology. The agreement contains standard payment and termination provisions. Merck has certain sublicensing rights. In March 2003, we expanded our agreement with Merck related to our PER.C6 Cell Substrate Biologics Master File (BMF), BB-MF 8453 in the U.S., and equivalents in other jurisdictions. Under the terms of the Amended and Restated Cooperation Agreement, we will work closely with Merck on matters relevant to maintaining the BMF, including the provision of technical assistance and guidance from Merck as appropriate. We believe that this agreement broadened our relationship with Merck and helps to ensure that our BMF will be upgraded in line with evolving regulatory guidelines.

Manufacturing Services

        We offer good manufacturing practice level (GMP) manufacturing services for our customers. We have built a small-scale production facility in Leiden, The Netherlands, and in 2000 we obtained the license required for the manufacture of clinical trial materials at this facility from the Dutch regulatory authorities. To date we have used the facility to manufacture clinical grade adenoviral vectors. The production facility consists of classified clean rooms suitable for bulk manufacturing operations or manufacturing of purified bulk drug product. We continuously explore additional or alternative uses for our GMP production facility. Production and testing is done under quality assurance control. Full batch documentation is generated and reviewed for product release according to EU and U.S. regulations.

        We have signed manufacturing service agreements with a few of our customers. Under these agreements, we have produced and may produce in the future clinical batches of adenoviral materials using our PER.C6 cell line for the applicable licensee. We have received and may receive in the future initial fees upon signing and subsequent payments upon delivery of the batches we produce in accordance with the specifications of the agreement.

Product and Technology Development

  Overview

        Our PER.C6 technology, complemented by our AdVac and MAbstract technologies, drive the development of our current product pipeline. We continue to develop our technologies while selecting product leads for further development based on careful product selection criteria that support our long-term business objectives. We currently have several potential products in various stages of pre-clinical development. We may enter into collaborative and/or strategic alliance arrangements with third parties to co-develop and market products that we may develop.

        We mainly focus on the development of a range of novel vaccine products in the area of infectious diseases. We currently have four potential products in various stages of pre-clinical development: An influenza vaccine (as part of our collaboration with Aventis Pasteur), a West Nile virus vaccine, an Ebola vaccine and a malaria vaccine. Each of these vaccines is being produced using our PER.C6 technology. In addition, both our Ebola and malaria vaccines are recombinant vaccines based on our PER.C6 and AdVac technologies. A short description of each of our four potential products follows.

  Influenza

        Each year approximately 10-20% of the world's population contracts influenza, and an estimated 250,000 to 500,000 people die annually from influenza-associated complications. As well as these annual epidemics, occasionally a major genetic shift in the influenza virus results in a deadly new virus strain to which the human population does not have immunity, and a global pandemic outbreak occurs.

        Influenza vaccines are classically produced on embryonated chicken eggs. However, various challenges have led the biopharmaceutical industry and the scientific community to explore other ways of producing influenza vaccines. Currently, cell culture systems are being developed for influenza vaccine production based on African Green Monkey Kidney (VERO) cells and Madin Darby Canine Kidney (MDCK) cells. These cell systems often need to be grown on microcarriers, which makes the production process expensive and difficult to scale. In contrast, PER.C6 cells grow well in suspension and are easily scalable, potentially permitting the production of cost-efficient vaccines in large quantities. In addition, virus yields on VERO cells have been shown to be significantly lower than the yields grown on PER.C6 cells.

        Based on these factors, we made the decision in the second half of 2003 to go forward with our influenza vaccine product development based on a whole inactivated virus vaccine concept. We are currently developing upstream processing to support the production of diverse influenza virus strains (epidemic and pandemic flu strains), and are developing a clinical grade purification process for whole-inactivated influenza vaccines.

        In December 2003, we entered into a strategic agreement with Aventis Pasteur to further develop and commercialize novel influenza vaccines using our PER.C6 production technology. Please refer to the "Licensing—Exclusive Licensees" section of Item 4 for more information about this agreement.

  West Nile Virus

        Named for the West Nile district of Uganda where the disease was discovered in 1937, West Nile virus infection can lead to mortality in humans and animals by causing a fatal form of encephalitis, or inflammation of the brain. It is estimated that 20% of the people who become infected with West Nile virus will develop West Nile fever. Persons over 50 years of age have the highest risk of developing a severe disease, such as meningitis, an inflammation of the membrane around the brain and the spinal cord, or encephalitis. Since 1999, West Nile virus has caused disease in more than 13,000 U.S. citizens leading to over 500 deaths. Health authorities now view the virus as a recurring threat, surfacing every summer with warm and humid weather. Continued efforts are being made to find suitable treatments and vaccines to stop this virus. U.S. public health officials are predicting that the virus will continue to spread to cover the entire North American continent during 2004. In 2003, West Nile virus was found in Europe (France and the United Kingdom). Although the number of reported cases was relatively small (2 human and 3 equine cases), the fact that the virus has apparently spread to Europe is a concern and further intensifies the need to find an effective, safe vaccine.

        In June 2003, we announced our decision to develop a vaccine against the West Nile virus based on our PER.C6 technology. Our vaccine uses an inactivated whole virus concept, which is different from vaccines currently under development by our competitors. Currently there is no vaccine or antiviral therapy available to protect humans against West Nile virus.

        To date we have concluded pre-clinical studies in a geese animal model with our experimental West Nile virus vaccine. These initial studies demonstrated disease-free survival in the geese following a lethal challenge dose of the virus. Geese are susceptible to, and usually do not survive, infection with West Nile virus. The geese animal model, therefore, represents a solid pre-clinical animal model for testing West Nile vaccines. We believe that the results of these pre-clinical studies are encouraging, demonstrating that a PER.C6-based vaccine protects against the Israel 1998 Goose strain of West Nile virus. The fact that this strain is closely related to the New York 1999 strain, which caused the West Nile outbreaks in the U.S., triggered our decision to develop a West Nile vaccine for humans.

        In a separate but related program, we entered into collaboration with Kimron Veterinary Institute of Israel whereby we have granted Kimron a license to our PER.C6 technology to develop a West Nile veterinary vaccine for use in geese and other birds in Israel. Kimron intends to replace its existing West Nile veterinary vaccine, which is produced using mouse brain cells with the PER.C6-based vaccine. Under the terms of the agreement, Kimron has commercial rights to the PER.C6-based West Nile veterinary vaccine in Israel, and will pay us specific fees based on sales of future product doses. We retain the commercial rights to the vaccine outside of Israel. This veterinary vaccine is targeted for registration in Israel in 2004.

        In December 2003, we entered into an agreement with Pfizer Animal Health (Pfizer) pursuant to which we have granted Pfizer an exclusive commercial license to our PER.C6 technology for the development and commercialization of our West Nile virus veterinary vaccine for use in horses. Under the terms of the agreement, we will receive an upfront license fee, milestone payments, annual fees and a royalty on future sales of the vaccine.

  Ebola

        Ebola is one of the most lethal viral diseases, with a mortality ranging from 50% to 80%. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. To date, approximately 2,000 cases have been reported since the virus was first discovered in 1976. The Ebola virus belongs to the group of "viral hemorrhagic fevers," which also includes the highly destructive diseases caused by the Marburg and Lassa viruses. The virus causes a disease characterized by high fever and massive internal bleeding. Because no vaccine or therapy is presently available, Ebola virus is on the Centers for Disease Control (CDC), National Institutes of Allergy and Infectious Diseases (NIAID), and U.S. Department of Defense Category "A" list of bioterror agents. In 2003 the U.S. government announced that once available, an Ebola vaccine will be stockpiled as part of its preparedness for bio-terror attacks under Project BioShield, a comprehensive effort to develop and make available modern, effective drugs and vaccines to protect against attack by biological and chemical weapons.

        Numerous attempts to vaccinate against Ebola virus using inactivated virus or protein-based vaccine modalities have failed, and developing a live attenuated vaccine is considered too dangerous. However, it has been shown that a single-dose immunization with a recombinant adenovirus (expressing Ebola virus proteins) vaccine protects monkeys against an otherwise lethal challenge with wild-type Ebola virus. Based on these results, we have decided to develop an Ebola vaccine.

        We have entered into a Collaborative Research and Development Agreement (CRADA) with the Vaccine Research Center (VRC) of the National Institutes of Health (NIH) in the United States to jointly develop, test and manufacture an adenovirus-based Ebola vaccine. Under the terms of the agreement, we have an option for exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. In August 2002, the CRADA was extended to cover vaccines against Marburg and Lassa infections. The recombinant vaccine will encompass the glycoproteins and the nucleoprotein of Ebola virus, but cannot replicate in humans. This method thus provides a very important safety advantage, while ensuring that a strong humoral and cellular immune response is elicited against the Ebola virus. The vaccine is produced using our PER.C6 technology, making commercial-scale manufacturing of the vaccine possible.

        Our Ebola vaccine product is targeted toward travelers, government officials, military and healthcare personnel and people living in Ebola endemic areas in Africa. In addition, the vaccine could provide protection from the lethal virus in the event of biological warfare. Under a production contract with NIH, we are manufacturing adenovirus Ebola vaccine vectors according to current Good Manufacturing Practice (cGMP) requirements to be used in clinical trials.

        In 2002 the FDA issued the so-called "two animal rule," which states that efficacy studies in man are not required to obtain a product license for special categories of products as long as efficacy is established in two independent animal models and safety in man. Our Ebola vaccine may be a candidate for regulatory approval under the two animal rule, as the number of actual cases of Ebola is too limited to obtain sufficient evidence of efficacy in a reasonable period of time. Additionally, outbreaks are often in areas which are difficult to reach rapidly due to location and/or civil unrest. The performance of challenge studies in human beings to demonstrate efficacy will be considered unethical for this type of product. The use of the two animal rule could potentially speed up the approval process for our Ebola vaccine, as there will be no need for large scale efficacy trials in human beings.

  Malaria

        Malaria is a life-threatening infectious disease caused by the plasmodium parasite and transmitted from person-to-person through the bite of a female Anopheles mosquito. It is one of today's top three killers among communicable diseases. The disease currently represents one of the most prevalent infections in tropical and subtropical areas causing severe illness in 300 to 500 million individuals worldwide, and causing one to three million deaths every year. Most of these deaths occur among children and pregnant women in the developing world, especially in sub-Saharan Africa. Unfortunately, mortality associated with severe or complicated malaria still exceeds 10-30%. The widespread occurrence and elevated incidence of malaria are a consequence of discontinued malaria control programs and increasing numbers of drug-resistant parasites and insecticide-resistant parasite vectors. Other factors include environmental and climatic changes, civil disturbances and increased mobility of populations. Although the overwhelming majority of morbidity and mortality associated with malaria occur in the developing world, this disease also affects travelers. Each year, approximately 30,000 individuals traveling from industrialized nations to the developing world contract malaria, with more than 1,000 cases of malaria reported to the United States CDC.

        Currently there is no commercially available vaccine to protect against malaria. In March 2003, we entered into a collaboration with the Walter Reed Army Institute of Research (WRAIR) and GlaxoSmithKline Biologicals (GSK) under a Cooperative Research and Development Agreement (CRADA). Pursuant to this agreement, we will work with WRAIR and GSK to evaluate our AdVac malaria vaccine candidate directed against the human malaria parasite Plasmodium falciparum. Our vaccine candidate will be tested as a stand-alone vaccine or in combination with GSK's RTS,S malaria vaccine candidate.

        Our vaccine is currently in the proof of concept stage of development. The GSK malaria vaccine candidate RTS,S has been shown to confer partial protection to human volunteers in both a laboratory challenge model conducted at WRAIR and under natural challenge conditions in a field study conducted in the Gambia. We believe that a strong T-cell response added to GSK's RTS,S vaccine component, or as stand alone vaccine, might yield high levels of protection which could be provided for by an adenovirus-based malaria vaccine.

        Our candidate malaria vaccine is based on our AdVac technology and produced using a derivative of our PER.C6 technology. Initial results of our collaboration with the Department of Medical Molecular Parasitology at NYU were announced in October 2003. In a study carried out by NYU, the efficacy of our malaria vaccine candidate was tested in NYU's mouse malaria model. The study showed that a single administration of a prototype AdVac vaccine, a recombinant adenovirus 35 (rAd35) vector expressing the malaria parasite derived immunogenic Circumsporozite antigen, protects mice upon challenge with the mouse specific parasite.

  Galapagos Genomics

        Galapagos Genomics, a Belgian company established in 1999 as a 50/50 joint venture between IntroGene and Tibotec-Virco (acquired by Jansen Pharmaceutica, a Johnson & Johnson company), conducts functional genomics activities. Our current ownership has decreased to 20.8% as a result of a private financing by Galapagos Genomics in 2002 that raised €23.4 million. We have granted Galapagos Genomics an exclusive license to our PER.C6 technology for conducting activities in the field of functional genomics research. Galapagos Genomics does not have the right to sub-license its rights. Under the license, Galapagos Genomics uses our PER.C6 technology in conjunction with Tibotec's bioinformactics technology to generate adenoviral gene libraries. Tibotec and we have agreed not to compete with the activities of Galapagos Genomics.

        We have provided Galapagos Genomics with the adenoviral vector, cell line and in vitro cell testing technologies, and Tibotec has provided Galapagos Genomics with bioinformatics technology, including high throughput screening capacity, for use in its functional genomics activities. Under the terms of our joint venture agreement, Galapagos Genomics has rights to the products and technology that it develops.

  Research to Improve Our Core Technologies to Maintain Our Competitive Position

        To maintain our competitive position, in addition to the research and development we conduct as part of our everyday operations, we continually research improvements to and potential new versions of our core technologies. These efforts include the PER.C6 cell line and new cell lines, where we continually search for additional areas of application. In the area of vaccines, we are working to identify viruses that can be grown using the PER.C6 technology, which could then be developed into vaccines. In addition to testing for additional applications of our existing PER.C6 technology, we are researching the creation of new cell lines from a variety of cell sources.

Other Collaborations and Agreements

  University Collaborations

        We collaborate with a number of universities worldwide in the areas of vaccines, antibodies, cell lines, gene therapy, cancer and cardiovascular disease. Some of our collaborations provide for royalty payments to be made to the universities in the event of product sales arising out of the collaborations. Generally, these collaborations specify that we provide the applicable university with a specific amount of funding, and in consideration of such, we receive certain intellectual property rights and access to the results of the university research.

  Consulting Arrangements

        We hire people with high level experience in our fields of interest to provide advice and consulting services. We generally pay consultants on a per project basis and their term generally runs year-to-year.

We require consultants, among other things, to adhere to confidentiality undertakings, and generally we have the right to all intellectual property created during the term of the consulting agreement.

Intellectual Property and Technology Licenses from Third Parties

  Intellectual Property

        Our success and ability to compete depends in large part on our ability to protect our proprietary technology and information, and to operate without infringing the intellectual property rights of others. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality, assignment and licensing agreements, to establish and protect our proprietary and intellectual property rights. Our policy is to actively seek patent protection of our intellectual property in the United States and Europe, as well as in other jurisdictions as appropriate.

        In addition to retaining outside patent counsel, we also employ European and Dutch patent attorneys that file, prosecute, defend and enforce patent rights as well as manage our patent portfolio. Our patent portfolio comprises 436 active cases (i.e. granted patents in force or pending patent applications) as of December 31, 2003. We aggressively protect our inventions and employ a proactive filing strategy with respect to patent applications. Our portfolio management involves active commercialization and enforcement strategies combined with disposal of cases that we no longer consider commercially attractive.

        The following table reflects the total number of active cases (pending or granted) and total number of active and inactive cases (cases transferred, abandoned or otherwise disposed of) since the inception of our predecessor company IntroGene B.V. through December 31, 2003, organized according to our different fields of operation. All figures include acquired and jointly owned patent cases, but exclude patent positions licensed-in from third parties. Patent filings classified under vaccines relate to AdVac-based and classical vaccines. Patent filings classified under antibodies relate to antibodies and/or drug targets, excluding the enabling technologies. Patent filings classified under technology primarily relate to cell-based production technology and, to a lesser extent, adenoviral vector technology, functional genomics and target and antibody discovery technology. Patent filings classified under gene therapy relate to gene therapy technology and developments.

	Patent Filing Strategy
	Pending	Granted	Total Active	Inactive	Total
Vaccines	118	27	145	40	185
Antibodies	64	19	83	37	120
Technology	66	30	96	62	158
Gene Therapy	66	46	112	110	222

Total	314	122	436	249	685

        The following table summarizes the first filings for new inventions and the number of patents granted during 2003.

	First Filings and Granted Patents in 2003
	First filings for new inventions	Granted patents
Vaccines	4	4
Antibodies	17	18
Technology	7	20
Gene Therapy	0	5

Total	28	47

        Our new filings in the vaccine field in 2003 reflect our efforts to further strengthen our patent portfolio in support of product development programs in that area. The new filings in the area of antibodies reflect our intensified research and development in the field of infectious diseases and, to a lesser extent, the completion of development programs in the field of target and antibody discovery in oncology. The new filings in the technology area relate to our continuing effort to protect and commercialize the PER.C6 technology and related uses of the PER.C6 cell lines. Since we are not actively involved in gene therapy research and development, no new filings have been made in that area during 2003.

        We maintain a geographically diversified filing strategy, depending on our technological and business needs, as well as our view of long-term economic trends and developments in legal systems in various parts of the world. As of December 31, 2003, we have 58 pending applications in the EU,(1) 62 pending applications in the U.S.,(2) 28 international patent applications (so-called "PCT(3)-applications") and 166 applications in the rest of the world.(4)

        A significant number of our pending patent applications are filed under the Patent Cooperation Treaty (PCT), which offers a cost-effective method to seek provisional worldwide protection in more than 100 countries and territories for the duration of 30 or 31 months from the filing date. The decision to divide the so-called PCT application into territories in which a granted patent is desired may be postponed until the obtainable scope of protection and the technical and commercial usefulness of the invention becomes more clear.

        We currently own or co-own 66 granted patents in the EU territory, 27 patents in the USA and 29 patents in the rest of the world. During the pendency of a European patent application, a single application may designate 27 countries but is counted as one pending application. As soon as the European patent application is granted it may be validated for each of the designated countries by filing a translation into the official language of that designated state. Once such a translation has been filed, we count each such patent as a separate patent.

        Our patent-related activities do not afford complete protection to our intellectual property rights. Patents in the biotechnology and biopharmaceutical fields involve complex factual and legal questions. Patents may not be issued in respect of our pending applications or in respect of future applications that we file. In addition, a patent that is issued to us may be narrower than our application or found to be invalid. Others may make attempts to copy, reverse engineer or design around aspects of our technology, or to obtain and use information that we regard as proprietary. Our patent filings may be subject to interferences.

(1)
EU refers to filings made under the European patent convention. The EU figures do not include European patent applications designated in Patent Cooperation Treaty (PCT) applications while still in the international phase.

(2)
U.S. figures do not include U.S. patent applications designated in PCT applications while still in the international phase.

(3)
Figures reflect PCT applications still in the international phase. Our PCT applications routinely designate all territories and contracting states that are party to the Patent Cooperation Treaty per the international filing date.

(4)
Rest of world consists of Australia, Brazil, Canada, China, India, Israel, Japan, Hong Kong, Mexico, New Zealand, Norway, Russia, Singapore, South Africa and South Korea. Rest of world figures do not include PCT-applications designating these countries while still in the international phase.

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

        When licensing our technology to third parties we seek to obtain access to any improvement patents via so-called grant-back provisions to reduce the risk of being exempted from using such improvements for our own good, or that of our licensees.

  Technology Licenses from Third Parties

        We license technology and patents for specific use as part of our technology platforms from a number of third parties.

        In 2003 we entered into a technology license agreement with Xoma in the field of bacterial expression technology. This license allows us to develop diagnostic and therapeutic antibodies in the field of infectious disease using phage-display technology. The agreement provides us with options to expand the license to cover additional disease fields. Under the terms of the agreement, we pay Xoma milestone payments and royalties on products as and when developed and marketed using the licensed technology.

        In 2002, in connection with the resolution of the patent dispute between us and Cambridge Antibody Technology/MRC and Scripps/Stratagene before the District Court of The Hague and the European Patent Office, we obtained a license under the phage antibody display patent portfolio owned or controlled by Cambridge Antibody Technology and MRC.

        In 2001, we entered into a cross-license with Transgene S.A., under which we have granted to Transgene a non-exclusive PER.C6 license for the manufacture and sale of certain types of vectors for use in gene therapy. Also under the license, Transgene has granted us a non-exclusive license to use Transgene's intellectual property relating to cell lines, and Transgene will receive a share of the payments we receive on any additional PER.C6 licenses that we enter into relating to adenoviral gene therapy (excluding our existing license agreements). This cross-license is still in force.

        We have licensed technology protected by patents and/or patent applications that cover or seek to cover phage antibody-display technology and part human, or chimeric, binding proteins and molecules from Enzon Corporation's subsidiary, SCA Ventures, Inc. Under the terms of a worldwide, non-exclusive, royalty-free license, we pay a fixed annual maintenance fee and other fixed amounts relating to antibodies that we develop and that become the subject of agreements with third parties for further development into products.

        Prior to 2003, we licensed certain technology protected by patents and/or patent applications that cover or seek to cover phage antibody-display technology and chimeric binding proteins and molecules from Dyax Corporation. We cancelled this agreement in 2003 because we do not expect to engage in activities using the technology covered by the agreement.

        We also have exclusive licenses or an option for an exclusive license to a number of genes, which we may use in the development of products in the area of gene therapy. In some cases we will be required to make royalty payments in the event of product sales based on these genes.

        In the field of vaccines, we have concluded an agreement with the Rockefeller University in New York. According to the agreement, we have the exclusive rights to use and exploit the Rockefeller patents related to ex vivo and in vivo targeting of dendritic cells with the use of viral vectors.

Seasonality

        Our revenues are related to specific license agreements and can therefore vary materially from quarter to quarter. Our revenues were highest during the fourth quarter of 2003 and the second quarter of 2002. We do not believe there is any specific seasonal pattern to our license or government grant revenues.

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

        Our ability and that of our licensees to commercially distribute biopharmaceuticals depends in part on the extent to which governmental health administration authorities, health maintenance organizations, or HMOs, and other organizations are willing to pay for the costs of these products. The willingness of governments and HMOs to pay for the costs of newly developed health care products is uncertain. There are efforts by governmental payers and HMOs to contain or reduce the costs of health care and we expect that there will continue to be a number of legislative proposals to do so.

        All of our potential products, and those of our licensees, are either in research or development. Any products our licensees or we develop will require regulatory clearances prior to clinical trials and additional regulatory clearances prior to being produced and distributed commercially. These regulatory processes are generally stringent and time-consuming. We expect the EMEA in Europe, the FDA in the United States, the College ter Beoordeling van Geneesmiddelen (CBG) in The Netherlands and

comparable agencies in other countries to subject new biopharmaceutical products to extensive regulation. The precise regulatory requirements with which our licensees and we will have to comply are uncertain at this time due to the novelty of the biopharmaceutical products and therapies currently under development. We believe that products developed using our technologies will be regulated either as biological products or as drugs.

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

  •
  Phase I. In Phase I, trials are conducted with a small number of patients or healthy volunteers to determine the safety profile, the pattern of drug distribution and metabolism.

  •
  Phase II. In Phase II, trials are conducted with a larger group of patients afflicted with a target disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety.

  •
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

        There is a "Council Directive 65/65/EEC on the approximation of provisions laid down by law, regulation or administrative action relating to medicinal products," as amended, and subsequent related directives that regulate drugs, or medicinal products as they are called in the EU. Medicinal products can only be marketed once the competent authority of an EU member state has issued a national marketing authorization, or once a centralized authorization has been granted for the whole of the EU. Marketing authorizations are granted for five years, and are renewable for further periods of five years.

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

        Biologics Master File.    The PER.C6 cell substrate Biologics Master File (BMF) is the regulatory dossier filed with the Food & Drug Administration (FDA) in the United States, which describes various aspects of our PER.C6 technology. We have submitted a Biologics Master File (BMF) to the FDA. The companies to which we license our PER.C6 technology can take advantage of the BMF that we have filed with the FDA and need not compile their own history of the PER.C6 cell line when they seek regulatory approval of any biopharmaceutical product that they may produce using it. We are required by regulators to periodically supplement our BMF. This may assist our licensees in applications they may make to the FDA for products manufactured using the PER.C6 technology.

        During 2003, we expanded our cooperation agreement made with Merck & Co., Inc., which relates to the PER.C6 cell substrate Biologics Master File in the U.S., and equivalents in other jurisdictions. Under the terms of the agreement, we agreed to work closely with Merck on matters relevant to maintenance of the PER.C6 cell substrate BMF, including the provision of technical assistance and guidance from Merck as appropriate.

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

        A company must sponsor and file an IND for each proposed product and must conduct clinical studies to demonstrate the levels of safety, efficacy and potency that are necessary to obtain FDA approval. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. Human DNA therapeutics is a new category of therapeutics, and the clinical trial period may be lengthy or the number of patients may be numerous in order to establish safety, efficacy and potency.

        After completion of clinical trials of a new product, applicants must obtain FDA marketing approval. If the product is regulated as a biologic, applicants require a Biologic License Application, or BLA. If the product is classified as a new drug, applicants require a New Drug Application, or NDA. The NDA or BLA must include results of product development activities, pre-clinical studies and clinical trials in addition to detailed manufacturing information.

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

        In addition to the FDA requirements, the NIH has established guidelines for research involving recombinant DNA molecules. These guidelines apply to all recombinant DNA research that the NIH conducts or supports, including proposals to conduct clinical research involving DNA therapeutics and including our collaboration with the NIH to develop an Ebola vaccine. The NIH review of clinical trial proposals is a public process and usually involves review and approval by the Recombinant DNA Advisory Committee of the NIH.

        Recently the FDA has issued the so-called "two animal rule." According to this rule, extensive clinical trials in humans intended to demonstrate efficacy may not be necessary under the following conditions: the efficacy must be demonstrated in two relevant animal models, and it must be unpractical or unethical to perform efficacy trials in humans. Safety trials in human volunteers will continue to be necessary under the two animal rule. The two-animal rule could potentially shorten the approval process for our Ebola vaccine. See "—Product and Technology Development—Ebola."

Harmonization in regulations for product approval

        Over the last decade an intensive effort has been made between regulatory authorities and the pharmaceutical industry to harmonize requirements for marketing authorizations in the U.S., Europe and Japan. This has resulted in the acceptance of a Common Technical Dossier (CTD) to be submitted to regulatory authorities for approval of pharmaceutical products, which is accepted in all three participating regions. The CTD is also applicable to biopharmaceutical products and can be used beginning in 2003. The acceptance of a common standard for all three regions means that a single dossier will suffice, rather than the three different dossier formats used in the past. However, it does not mean that acceptance of a product in one of the regions will also assure acceptance in other regions. Each licensing authority still will evaluate the contents of the dossier, and may raise objections.

Competition

        The field of biotechnology is one of rapid change and innovation. We expect that this industry will continue to experience significant technological change in the years ahead. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, or and other products or forms of treatment for the diseases we are targeting. We also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

  Vaccines

        With respect to vaccines, other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK (Madin Darby Canine Kidney cells) and VERO (monkey cells) as well as on production platforms based on yeast or embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI-38 and MRC-5 for licensed and marketed vaccines, as well as human cell lines supporting products in development such as (HEK)-293. Other biotechnology and pharmaceutical companies that are focused on developing cell-based vaccines for emerging viruses and/or to defend against bio-terrorism include Wyeth, Aventis-Pasteur, Merck & Co., Chiron, Acambis, Baxter, GenVec, Berna Biotech, Bavarian Nordic, Baxter, Solvay, Shire, Vical and Nobilon.

        In the area of influenza, we are aware that Solvay has obtained registration in The Netherlands for a vaccine based on MDCK cells. We are aware of other biotechnology and pharmaceutical companies that currently are developing influenza vaccines based on MDCK cells, including Shire and Chiron. In addition, we are aware that Baxter has obtained approval in Austria for its VERO-based influenza vaccine, which we expect will be commercially available during the course of 2005.

        In the area of West Nile virus, we are aware that Acambis is conducting a Phase I clinical safety study in humans with its West Nile ChimeriVax vaccine. This vaccine uses a genetically engineered yellow fever 17D live virus containing the genes encoding the antigens responsible for protection against West Nile virus. We also are aware that Vical is developing a DNA-based West Nile virus vaccine that uses portions of the genetic code of a pathogen to cause the host to produce specific features of the pathogen that may induce an immune response. This method could potentially offer superior safety, ease and reliability of manufacturing, as well as storage and handling advantages, compared with conventional vaccines that use live, weakened or dead pathogens to produce an immune response. In addition, other parties are working on human West Nile virus vaccine research. In the area of West Nile virus veterinary vaccine research, Fort Dodge Animal Health's veterinary formulin- inactivated whole virus West Nile vaccine produced on cell culture, received full license status from the USDA in early 2003. This vaccine is indicated for the prevention of West Nile virus in horses. The same company has also initiated development of a DNA-based West Nile virus vaccine for horses. In addition, Merial recently announced their West Nile virus veterinary vaccine program.

        In the area of Ebola, we are aware that Vical is conducting Phase I clinical efficacy studies with its DNA-based Ebola vaccine and has initiated GMP manufacturing for the NIH with whom they are jointly developing the vaccine. We are aware that Health Canada, a federal government organization, is conducting pre-clinical studies with its Ebola vaccine that is based on a live replication competent Vesicular Stomatitis Virus (VSV) vector. We are also aware that the U.S. Army Medical Research

Institute of Infectious Diseases is conducting pre-clinical studies with its recombinant Ebola vaccine, which is based on Ebola virus-like-particle (VLP) technology.

        In the area of malaria, we are aware of two companies conducting Phase I/II clinical studies with malaria vaccine candidates based on virus-like-particle (VLP) technology: GlaxoSmithKline Biologicals (GSK) and Apovia. We are also aware that Oxford (The Wellcome Trust Centre for Human Genetics) and GSK are jointly developing a malaria vaccine using live vector technology, and that this vaccine is in Phase I/II a clinical studies. In addition, Oxford is conducting Phase I/II clinical studies with three additional malaria vaccine candidates based on live vector technology, as well as pre-clinical studies with one additional vaccine candidate based on live vector technology. We are aware that the Pasteur Institute is conducting Phase I/IIa clinical studies with its malaria vaccine candidate, which is based on Long Synthetic peptide technology (LSA-3).

  Antibodies

        Other biotechnology companies, including Celltech Group plc and Protein Design Laboratories, Inc., currently generate humanized antibodies, and Medarex, Inc. and Abgenix Corp. produce fully-human antibodies from transgenic mice. MorphoSys AG and Cambridge Antibody Technology Group plc generate fully-human antibodies using phage antibody-display libraries that are similar to ours. Companies such as Dyax Corp. and SCA Ventures, Inc., a subsidiary of Enzon Corporation, are also working in the field of phage display libraries.

  Production of Recombinant Proteins and Monoclonal Antibodies

        Other companies use alternative non-human expression platform technology such as transgenic animals and cell lines derived from animals. Chinese hamster ovary (CHO) and murine myeloma (NS0) cells are widely used for the development and/or commercial production of antibodies and therapeutic proteins by companies including Genentech, Biogen, Centocor, Amgen, Lonza and Borhinger Ingelheim.

        We are aware of only one human cell-line expression platform used for production of monoclonal antibodies, the 293 human cell-line expression platform, which shares some of the advantages of the PER.C6 cell line. The 293 human cell line expression platform, which is considered to be public domain, is utilized by Eli Lilly & Company to produce a protein for the treatment of adult severe sepsis. The FDA and the EMEA have approved this product and it is currently available for use. No product based on the PER.C6 cell line has yet been approved by the FDA or the EMEA. We are aware that scientists have published research describing human cell culture systems that appear to have similarities to our PER.C6 cell line.

        With respect to vector development, we are aware of several competing technologies, including those of GenVec and Merck & Co., which may pose a threat to the commercial viability of our AdVac technology. In particular, Merck & Co. research has established methods that may prevent problems relating to pre-existing immunity to adenovirus 5 vectors. If successful, these methods may limit the development of a market for our AdVac technology.

Property, Plants and Equipment

        Our research activities and corporate offices are located in facilities of 7,240 square meters in Leiden, The Netherlands. We sub-lease 1,094 square meters of this space to Pharming Technology B.V., and 597 square meters to Galapagos Genomics. In addition, we lease 770 square meters of office space adjacent to these corporate offices, of which 439 square meters is subleased to a third party. Our plant and production facilities of 360 square meters is located in a separate building in the Leiden Bioscience Park, which also houses 65 square meters of office space.

Insurance

        In January 2004, we extended our general third party public and product liability insurance. This insurance policy will be in place until January 1, 2005. Our policy does not cover any of our activities domiciled in the United States or Canada, has a limit of liability and has certain additional conditions to coverage and deductibles. We do not insure our phage antibody-display library or PER.C6 master cell bank, though identical copies of the same cell bank are stored in multiple locations in Europe. We carry insurance relating to theft, fire and damage to the moveable assets within our facilities and other customary insurance coverage for most of our activities, including liability insurance coverage for the board of management, executive committee and the supervisory board.

Business Development

        We currently employ six people in our business development operations. Our business development strategy has historically involved contacting prospective licensees, assessing their interest in our technologies, and, if the prospective licensee indicates interest, negotiating a license and/or collaboration agreement pursuant to which we deliver the applicable technology to or collaborate with the licensee. To support our licensing activities we at times provide our technology for free for a short term evaluation by the licensee, or provide contract service activities, such as generation of an antibody production clone. Pursuant to this method, the prospective licensee sends us their particular antibody gene, we produce the product in our own laboratories using our technology and deliver the end product to the prospective licensee.

Item 5.    Operating and Financial Review and Prospects

        The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this annual report, the words "intend," "anticipate," "believe," "estimate," "plan," and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this annual report. See "Forward-looking Statements" and Item 3, "Key Information—Risk Factors." You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report.

        All amounts in this Item 5 are in thousands of euro, except share data.

Operating results

Overview

  General

        We are a biotechnology company that combines proprietary technologies to discover, develop and produce a variety of biological products for the prevention and treatment of infectious diseases. Unlike the technologies generally employed in our industry, our technologies enable the development and production of biological products that may overcome the limitations inherent in many currently available products. We face a variety of challenges and opportunities in bringing our products to market and responding to the dynamics of the biotechnology industry, which is characterized by rapid change and intense competition. Our strategy revolves around continued investment in research and product development, particularly related to infectious diseases, expanding the portfolio of licensees using our proprietary technology, partnering with global industry leaders, and working to improve our operating results and financial strength. Our financial strength and ability to adapt to the current market and economic conditions are dependent, in part, on the cost of bringing novel vaccines to market in our chosen field, the success of our licensees in developing commercial products using our technology, and effective management of our working capital.

        We generate revenue and cash flow primarily through the licensing of our proprietary technology. In areas where we are not developing our own products, we offer our PER.C6 technology to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. Within our chosen areas of focus, we sometimes collaborate with leading biopharmaceutical manufacturers to develop products or processes.

        In 2003, our revenues decreased to €7,424 from €9,181 in 2001. During this period, our total headcount increased from 159 to 182 employees on a full-time basis. At December 31, 2003, 151 of our 182 employees were engaged in, or directly support, research and development activities.

        Our total cost and expenses were €37,311 in 2001, €68,231 in 2002 and €33,916 in 2003. These amounts included non-cash charges of: €11,044 in 2001 related to developed technology amortization, goodwill amortization and stock option compensation; €33,593 in 2002 related to developed technology amortization, goodwill impairment and stock option compensation; and €4,026 in 2003 related to developed technology amortization and stock option compensation. We incurred a loss from operations of €26,492 in 2003 as compared to an operating loss of €58,656 in 2002. At December 31, 2003, our accumulated deficit was €253,193 and our total shareholders' equity was €91,645. Although we do not expect to significantly expand our research and development activities or corporate infrastructure levels in the near future, we expect to continue to incur operating and net losses over at least the next several years.

        With the discussion of our financial condition and results of operations that follows, we intend to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

  Critical Accounting Policies

        The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and requires us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies include revenue recognition, the assessment of recoverability of our intangible assets, which impacts the valuation of intangible assets, and the determination of the fair value of stock-based compensation, which impacts compensation expense. Below we discuss these policies further, as well as the estimates and judgments involved. The development and selection of our critical accounting estimates have been discussed by management with our audit committee.

  Revenue and Revenue Recognition

        Licensing our PER.C6 technology to third parties is a key element of our strategy to establish PER.C6 as the cell-line of choice in the biopharmaceutical industry. Our license agreements generally provide for a non-refundable payment upon signing, a non-refundable fixed annual or fixed semi-annual payment (which is generally creditable against future royalty payments) payable in arrears and royalty payments calculated as a percentage of the net sales of the licensee using our technology. The payment upon signing under these license agreements is generally larger than the subsequent annual or semi-annual payments. Certain license agreements provide for additional non-refundable license fees to be paid upon the achievement of contractually defined milestones.

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

        While for the majority of our license agreements we have no significant continuing performance obligations subsequent to the delivery of the associated technology, in certain arrangements we collaborate with a licensee to achieve certain specified results. Under these agreements, we have significant continuing performance obligations related to research and development subsequent to the delivery of the licensed technology. We recognize non-refundable up-front payments as revenue over the expected period of our significant continuing involvement, the term of which is consistent with our development plans. Our two most significant collaboration agreements are with DSM Biologics and Aventis Pasteur. In 2003, we recognized revenue of €1,250 related to our arrangement with DSM and no revenue related to our arrangement with Aventis Pasteur. An increase or decrease of one year in the period of our expected significant continuing involvement in both arrangements would have decreased or increased our reported revenues in 2003 by less than €425, respectively.

        Certain of our license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. We recognize such additional license fees as revenue when the amounts become due and payable.

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

  Intangible Assets

        We perform tests for impairment of intangible assets whenever events or circumstances suggest the value of such assets may be impaired. At December 31, 2003, our intangible assets consisted entirely of developed technology with a net carrying value of €1,996. To evaluate potential impairment of developed technology, we assess whether the future cash flows related to the asset will be greater than its current carrying value. Accordingly, while our cash flow assumptions are consistent with the plans and estimates we are using to manage the underlying business, there is significant judgment in determining the cash flows attributable to our developed technology over its estimated useful life. However, a reduction of the projected annual cash flows attributable to our developed technology of up to 50% would still not have resulted in an impairment charge.

  Stock-Based Compensation

        We account for employee stock-based compensation in accordance with the fair value method under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" and we account for non-employee stock-based compensation in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." We value our stock options and stock warrants using the Black-Scholes and Bloomberg pricing models which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option or stock warrent. These estimates have been prepared based upon our historical experience and our best estimation of the future. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, would have a significant impact on the amount of compensation expense recognized.

Results of Operations

  Years Ended December 31, 2001, 2002 and 2003

  Revenues

        The following table shows our revenues for each of the years in the three-year period ended December 31, 2003, and the percentage changes between these periods.

	Year ended December 31,
				% change 2001–2002	% change 2002–2003
	2001	2002	2003
License revenues	€7,972	€6,664	€5,204	(16.4)%	(21.9)%
Government grants and other revenue	1,209	2,911	2,220	140.8%	(23.7)%

Total revenues	€9,181	€9,575	€7,424	4.3%	(22.5)%

        Our total revenues decreased by 22.5% in 2003 compared with 2002, and increased by 4.3% in 2002 compared with 2001. In 2003, the decrease in total revenues is primarily due to a decrease in license revenues of €1.5 million or 21.9% from 2002. The decrease in license revenue is principally due to a decrease in initial license fees from new license arrangements in 2003 and, to a lesser extent, existing licensees electing not to continue their license arrangement. In 2003, we recognized revenue of €587 from 10 new PER.C6 license arrangements versus €1,369 from eight new PER.C6 license arrangements in 2002. Also, a significant initial license fee from an arrangement we entered into with Aventis Pasteur in 2003 was not recognized as revenue, but is deferred and will be recognized as revenue over three years, the period of our expected continuing involvement. During 2003, existing licenses with Rhein Biotech N.V., GTI Inc., a Novartis company, Genexine Co. Ltd, Gencell S.A., Oxford Biomedica Ltd. and Selective Genetics Inc. were terminated, and Merck and Co. elected to terminate its option for an exclusive PER.C6 license in two separate fields. In the aggregate, annual payments from these license arrangements and options amount to €951. License revenues decreased 16.4% from 2001 to 2002, primarily due to a decrease in revenues recognized from initial and milestone payments.

        Revenues generated from government grants and other revenue decreased 23.7% in 2003 to €2,220 and increased 140.8% in 2002. The decrease in 2003 is primarily a result of a decreased level of production fees received in connection with our production facility, and lower reimbursable research and development expenses. Total fees received in connection with our production facility in 2003 and 2002 were €235 and €780, respectively. The increase of 140.8% in 2002 compared to 2001 is primarily a result of an increased level of reimbursable research and development expenses and an increase in production fees.

        In the past, the Company has experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

  Costs and Expenses

        The following table shows our costs and expenses for each of the years in the three-year period ended December 31, 2003, and the percentage change between these periods.

	Year ended December 31,
				% change 2001–2002	% change 2002–2003
	2001	2002	2003
Research and development expenses	€17,392	€24,252	€22,284	39.4%	(8.1)%
Selling, general and administrative expenses	8,875	10,386	7,606	17.0	(26.8)
Developed technology amortization	1,330	1,331	1,330	—	—
Goodwill amortization	8,826	—	—	(100.0)	—
Goodwill impairment	—	30,891	—	—	(100.0)
Stock option compensation	888	1,371	2,696	54.4	96.6

Total costs and expenses	€37,311	€68,231	€33,916	82.9%	(50.3)%

        Research and Development Expenses.    In 2003, research and development expense represented 65.7% of our total costs and expenses. We expect that our expenses will continue to consist principally of research and development expenses, primarily to support development of our technology platforms and research on potential products based on these platforms. Research and development expenses consist primarily of salaries and other personnel-related expenses for research and development personnel, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible assets related to research and development, and lease expenses. Research and development expenses also include fees we pay to third parties who conduct research on our behalf.

        Research and development expenses decreased by 8.1% in 2003 compared with 2002 and increased by 39.4% in 2002 compared with 2001. The decrease in 2003 was due to a decrease in research and development employees from 154 at the end of 2002 to 151 at the end of 2003, a decrease in fees paid for research and development performed by third parties from €2,300 in 2002 to €1,794 in 2003, changes made to our overall compensation programs and severance benefits paid to employees in 2002, including a severance payment of €650 to our former Chief Scientific Officer.

        The increase in 2002 was partially due to an increase in our number of full-time employees engaged in research and development during 2002 from 136 at the end of 2001 to 154 at the end of 2002. During 2002 we had a maximum of 196 full-time employees, which resulted in a significant increase in laboratory expenses. The increase was also due to an increase in our outsourcing research and development activities to third parties, an increase in depreciation expense and severance benefits paid to former employees. We expect our research and development expenses will increase in 2004.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses for personnel in the area of finance, human resources, business development, investor relations, legal and general management, costs of professional services (such as financial, legal, and accounting) and lease expenses.

        Selling, general and administrative expenses decreased by 26.8% in 2003 compared with 2002 and increased by 17.0% in 2002 compared with 2001. The decrease in 2003 was primarily due to changes in our overall compensation programs and, to a lesser extent, continued focus on operational cost control. In addition to employee salaries, our compensation program includes the issuance of options to employees as a means of attracting and retaining talented personnel. As described in Note 6 to our financial statements, our stock option plan provides for the issuance of stock options with an exercise price that exceeds the fair value of our ordinary shares on the date of grant. Under the terms of a cash bonus plan, if an employee maintains continuous employment with us for a period of four to five years and exercises the option in the last month of the option term, the employee receives a cash bonus. We recognize compensation expense ratably during the employment period required under the cash bonus plan.

        In January 2003, the Supervisory Board approved a new stock option plan whereby employees previously awarded options with an exercise price of €21.00 were be able to exchange such options for an equal number of new options with an exercise price of €3.49. In conjunction with the replacement of these options, participating employees forfeited their right to receive the cash bonus related the €21.00 option award. Accordingly, the Company recorded a reduction to compensation expense of €2,300 related to the forfeited cash bonus awards. This reduction to compensation expense is one-time, non-cash charge and is not indicative of operational changes that will benefit future periods.

        The increase in 2002 was primarily due to the full-year impact of employees hired in 2001 and an increase in non-research and development employees from 32 at the end of 2001 to 35 at the end of 2002.

        Developed Technology Amortization.    Amortization of developed technology was €1,330 in 2003 and 2002. The amortization relates to developed technology acquired in connection a business combination in June 2000. We are amortizing the developed technology using the straight-line method over a 5-year period. The carrying value per December 31, 2003 is €1,996.

        Goodwill Amortization and Goodwill Impairment.    Beginning January 1, 2002, upon the adoption of SFAS No. 142, we ceased amortizing goodwill on a straight-line basis and began subjecting goodwill to annual impairment tests. We performed the first annual impairment test at the end of 2002 and determined the full amount of our goodwill of €30,891 was impaired and the amount was charged to operations. In 2001, goodwill amortization was €8,826.

        Stock Option Compensation.    Stock option compensation increased from €1,371 in 2002 to €2,696 in 2003. Stock option compensation was €888 in 2001. The increase in 2003 compared to 2002 is primarily due to the issuance of 2,512,554 options during the year and changes made to the terms of all outstanding stock options to supervisory board members such that the options vest immediately and are no longer subject to profit retribution provisions. Accordingly, we recognized compensation expense of €495 representing the total amount of deferred compensation associated with options held by members of the supervisory board. The increase in 2002 compared to 2001 is primarily due to an increased number of stock options outstanding.

  Interest Income

        The following table shows our net interest income for each of the years in the three-year period ended December 31, 2003, and the percentage change between these periods.

	Year ended December 31,
				% change 2001–2002	% change 2002–2003
	2001	2002	2003
Interest income	€6,205	€3,547	€2,143	(42.8)%	(39.6)%

        Interest income decreased 39.6% in 2003 compared with 2002 and decreased 42.8% in 2002 compared with 2001. The decreases in 2003 and 2002 are primarily the result of lower average interest yields on available cash balances and lower cash balances.

  Equity in Losses of Unconsolidated Joint Venture

        We incurred a net loss of €507 and €2,524 in 2002 and 2001, respectively, representing our share of the net losses of Galapagos Genomics. During 2002 our proportional share of the losses of Galapagos Genomics reduced the carrying amount of our investment to zero and therefore no equity losses were recognized on 2003.

Liquidity and Capital Resources

        As of December 31, 2003, we had €87,210 in cash and cash equivalents.

        To date, we have financed our operations primarily through equity issuances. Since our initial public offering in 2000, which generated net proceeds of €128,003, proceeds from equity issuances amounted to €1,740, including €310 in 2003. In 2003, 2002 and 2001, we received proceeds of €1,258, €5,349 and €984, respectively, from sale and lease-back transactions.

        We made capital investments in plant and equipment of €4,366 in 2001, €2,972 in 2002 and €3,448 in 2003. In 2003, we received proceeds of €1,306 from the sale of available-for-sale securities which were received in exchange for services rendered. We do not maintain any available for sale securities as of December 31, 2003.

        Our cash flow from financing activities increased from €1,420 in 2001 to €5,874 in 2002, and decreased to €666 in 2003. The increase in 2002 was primarily due to non-recurring sale and lease-back transactions generating proceeds of €5,349. The decrease in 2003 was primarily due to a decrease in proceeds from sale and lease-back transactions of €4,091 to €1,258. We do not expect to generate significant cash proceeds from sale and leaseback transactions in the future. In 2002 and 2003, we made principle payments under capital lease obligations of €469 and €902, respectively.

        We expect to continue to make investments in plant and equipment consistent with the level of investments in 2003. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to license-in the right to use such complementary technologies. We believe our current cash balances and operating revenues will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. However, it is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, strategic alliances or other arrangements. We may not be able to raise additional funding. Further, any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed will harm our business and operating results.

        Certain of our lease agreements contain provisions whereby we are required to make immediate payment of all amounts due under the lease in the event our cash and cash equivalents balance falls below €25,000 or our stockholders' equity or our cash and cash equivalents balance falls below €75,000. At December 31, 2003, €5,167 of amounts due under leases are subject to this provision.

Taxation

        We have to date incurred net losses and, accordingly, have not paid corporate income taxes. The current corporate income tax rate in The Netherlands is 34.5%. A special 29% rate applies on the first €23 of taxable profits. We have recorded a valuation allowance equal to 100% of the value of our tax loss carry forwards.

        Tax losses can be carried forward indefinitely and set off against future taxable profits. On January 1, 2001, a bill was enacted that may limit the ability to set off tax losses against future profits when the beneficial ownership of a company changes. This law could limit our ability to realize the benefits of our tax loss carry forwards in future. We have tax loss carry forwards of €68,802, €55,289 and €38,179 at December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

Contractual Obligations and Commercial Commitments

        Future minimum payments for all contractual obligations for years subsequent to December 31, 2003 are as follows:

	Total	Less than one year	1–3 years	3–5 years	More than 5 years
Contractual Obligations
Operating leases	€11,459	€2,174	€3,092	€2,438	€3,755
Capital leases	4,133	1,345	2,381	407	—
Research and license agreements	3,759	1,852	1,710	197	—

Total	€19,351	€5,371	€7,183	€3,042	€3,755

        Certain lease agreements contain provisions whereby the Company is required to make immediate payment of all amounts due under the lease in the event the Company's cash and cash equivalents balance falls below €25,000 or stockholders' equity or cash and cash equivalents balance falls below €75,000. At December 31, 2003, €5,167 of amounts due under leases are subject to this provision.

Recent Accounting Pronouncements

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Elements, which addresses certain aspects of accounting for arrangements that include multiple products or services. Specifically, this issue states that in an arrangement with multiple deliverables, the delivered items should be considered a separate unit of accounting if: 1.) the delivered items have value to the customer on a standalone basis, 2.) there is objective and reliable evidence of the fair value of the undelivered items, and 3.) if the arrangement includes a general right of return to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in our control. Additionally, the issue states that the consideration should be allocated among the separate units of accounting based upon their relative fair values. If there is objective and reliable evidence of the fair value of the undelivered items in an arrangement, but no such evidence for the delivered items, then the residual method should be used to allocate consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total consideration less the aggregate fair value of the undelivered items. Accordingly, the application of EITF 00-21 may impact the timing of revenue recognition as well as the allocation between products and services. The adoption of EITF No. 00-21 for transactions entered into after July 1, 2003 did not have a significant impact on our financial statements.

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

        Our supervisory board appoints its own chairman and may adopt rules for its own internal governance and establish committees. Our supervisory board has established an audit committee and a remuneration committee. Passing supervisory board decisions requires a majority of the votes cast at a meeting of our supervisory board. The chairman of our supervisory board, two of its members and the members of our management board may request a meeting of our supervisory board.

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

        The general meeting of shareholders determines the supervisory board members' compensation. We pay our supervisory board members in options on our ordinary shares and cash and reimburse them for their expenses. See "—Remuneration of the Management Board and Supervisory Board."

        The business address of each supervisory board member is the address of our principal executive office in Leiden, The Netherlands. As of February 19 our supervisory board members held an aggregate of 259,524 of our ordinary shares. See "—Share Ownership."

        The following table sets forth the name, age and position of each of the members of our supervisory board:

Name	Age	Position	Expiry of Term
Pieter J. Strijkert	68	Chairman	2006
Jean Deleage	63	Member	2006
Phillip M. Satow	62	Member	2006
Patrick Van Beneden	41	Member	2006
Claes Wilhelmsson	64	Member	2006
Seán Lance	56	Member	2006

        The following paragraphs contain brief biographies of each of our supervisory board members:

        Pieter J. Strijkert has served as chairman of our supervisory board since our incorporation. He also served as chairman of the supervisory board of IntroGene from 1994 to October 2000, and as chairman of the supervisory board of U-BiSys from 1998 to October 2000. He currently serves on the boards of Chiron Corporation, a position he has held since 1987, and Paratek Pharmaceuticals, Inc., a position he has held since 1998. He served as chairman of the supervisory boards of Pharming from 1995 to 2001, and for deVGen N.V. and PamGene B.V. from 2000 to 2003. From 1985 to 1995 he was a member of the managing board of Gist-Brocades N.V. Mr. Strijkert has a Ph.D from the University of Utrecht.

        Jean Deleage has served as a member of our supervisory board since our incorporation and served as a supervisory board member of IntroGene from 1997 to October 2000. He is a founder and managing director of Alta Partners, a venture capital firm investing in information technology and life science companies. Alta Partners was founded in 1996. In 1979, he co-founded Burr, Egan, Deleage & Co., a venture capital firm in San Francisco and Boston, where he is currently a managing partner. He was a member of Sofinnova's initial team, a venture capital organization in Paris, and in 1976 formed Sofinnova, Inc. (the U.S. subsidiary of Sofinnova). Mr. Deleage serves on the boards of Kosan Biosciences, Inc., Rigel Pharmaceuticals, Inc. and several private companies. He holds a Master's Degree in Electrical Engineering from Ecole Superieure d'Electricite and a Ph.D. in Economics from the Sorbonne. In 1984, he was awarded the Ordre National du Mérite, and in 1993, he was awarded the Legion of Honor from the French government in recognition of his career accomplishments.

        Phillip M. Satow has served as a member of our supervisory board since our incorporation. He spent 14 years at Pfizer, Inc. where his last position was vice president, pharmaceutical development, Pfizer Europe. From 1985 to 1997, he was executive vice president of marketing at Forest Laboratories, Inc. From 1998 to 1999 he was president of Forest Pharmaceuticals, executive vice president of Forest Laboratories Inc. and a member of its board of directors. Mr. Satow currently serves on the boards of Forest Laboratories Inc., the Columbia College Board of Visitors and the American Foundation of Suicide Prevention. Mr. Satow received a Masters in Economics from Georgetown University.

        Patrick Van Beneden has served as a member of our supervisory board since our incorporation and served as a member of the supervisory board of IntroGene from 1997 to October 2000. He is vice president of GIMV N.V. and since 1985 has held several positions with GIMV, including as financial analyst, investment manager, senior investment manager and executive senior investment manager, and investment director. He currently serves on the supervisory boards of deVGen N.V., Avalon Pharmaceuticals Inc., Xantos Biomedicine AG and Crop Design N.V., and on the boards of Ablynx N.V., Astex, Pamgene, Psychiatric Genomics, Neurogenetics, I&I Gent and the Biotech Fund Flanders.

        Claes Wilhelmsson has served as a member of our supervisory board since May 2003. He was previously the executive director of research and development of AstraZeneca PLC from 1999 to July 2002, where he was responsible for AstraZeneca's global R&D. He joined Astra in 1985 and held various positions until the company merged with Zeneca in 1999. Prior to Astra, he was a lecturer and researcher at the University of Göteborg in Sweden, where he also completed his medical education and PhD. He currently serves on the boards of a number of biotechnology and start-up companies. Dr. Wilhelmsson previously served on the board of AstraZeneca PLC.

        Seán Lance has served as a member of our supervisory board since January, 2004. Mr. Lance is the chairman of Chiron Corporation. He joined Chiron as president and chief executive officer in 1998. From 1985 to 1998 he was employed at Glaxo Holdings where his last position was group chief operating officer and CEO designate. He is a past president of the International Federation of Pharmaceutical Manufacturers Association. He is currently chairman of the board of directors for the Global Alliance for TB Drug Development, and is a member of the board of directors of the California Healthcare Institute. Mr. Lance is a chartered company secretary and administrator and he also holds a post-graduate qualification in Advanced Financial Management.

        Michiel de Haan resigned from our supervisory board in December 2003 in order to devote more time to the support and financing of projects in developing countries. He is a co-founder of the European Venture Philanthropy Association and a member of the advisory board of the Social Venture Capital Foundation.

  Remuneration Committee

        Our supervisory board has established a remuneration committee. The remuneration committee determines our policy on remuneration of all members of our management board and executive committee. See "—Remuneration of the Management Board and Supervisory Board—Remuneration Policy". The members of our remuneration committee are Phillip Satow (Chairman), Pieter Strijkert and Patrick Van Beneden.

  Audit Committee

        Our supervisory board has established an audit committee. The audit committee consists of three supervisory board members who are independent within the meaning of the Nasdaq listing rules. This committee has responsibility for, among other things, reviewing our annual and interim reports and accounts and monitoring our auditors' involvement in that process. The ultimate responsibility for reviewing our annual and interim accounts lies with our supervisory board. The members of our audit committee are Seán Lance (Chairman), Patrick Van Beneden and Jean Deleage.

  Scientific Committee

        Our supervisory board has established a scientific committee. The scientific committee consists of one supervisory board members who is independent within the meaning of the Nasdaq listing rules. This committee has responsibility for, among other things, reviewing progress in our research and development activities. The chairman and sole member of our scientific committee is Claes Wilhelmsson.

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

        A management board member can be suspended or dismissed and a suspension can be lifted by a resolution of two-thirds of the votes cast at a shareholders meeting. This vote must represent more than one-half of the issued share capital. A simple majority of votes can suspend, dismiss or lift a suspension of a management board member if the supervisory board proposes the measure. Our supervisory board may also suspend (but not dismiss) a member of our management board. We must hold a general meeting of shareholders within three months after a suspension to either terminate or extend it for up to another three months.

        Our supervisory board determines the compensation and benefits of the members of our management board. The business address of the members of our management board is the same as the address of our principal executive office in Leiden, The Netherlands.

        On January 26, 2004, Domenico Valerio stepped down as president, chief executive officer and chairman of our management board and Ronald H.P. Brus, formerly our chief operating officer was nominated by our supervisory board as Mr. Valerio's successor in these positions. We expect that our shareholders will accept the nomination to appoint Mr. Brus as member of the management board, and that he will be appointed chief executive officer, president and chairman of the management board. We expect that the meeting of shareholders will occur in June 2004. In addition, the supervisory board nominated Jaap Goudsmit, our chief scientific officer, as the other member of the management board on January 26, 2004. Mr. Brus and Mr. Goudsmit are acting management board members. Their employment contracts contain non-compete provisions that would apply for a period of one year after the end of their employment with the company. We expect that Mr. Valerio will continue to work for us until the end of 2004, focusing on corporate and capital market relationships, and we further expect that our shareholders will accept a nomination to appoint him as member of the supervisory board effective January 1, 2005.

        The name, age and position of the acting members of our management board are:

Name	Age	Position
Ronald H.P. Brus	40	Acting president and chief executive officer
Jaap Goudsmit	52	Chief scientific officer

  Executive Committee

        The executive committee is responsible for setting and executing our strategy and general management. The executive committee meets bi-weekly, and works closely with other members of our management team. Our management board may establish rules governing its relationship with our executive committee. Our supervisory board must approve the adoption of and any changes to these rules. Our management board may charge each member of the executive committee with particular duties.

        The following table sets forth the name, age and position of each of the members of our executive committee:

Name	Age	Position
Ronald H.P. Brus	40	Acting president and chief executive officer
Jaap Goudsmit	52	Chief scientific officer
Leonard Kruimer	45	Chief financial officer
René K. Beukema(1)	39	General counsel and corporate secretary
Jean-Yves Guichoux(2)	57	Executive vice-president development
Arthur Lahr(2)	35	Vice-president business development

(1)
René K. Beukema became a member of the executive committee as of January 31, 2004. Prior to that, he was not a member of the executive committee, but, as our general counsel and corporate secretary, he advised the executive committee and attended selected executive committee meetings.

(2)
Jean-Yves Guichoux and Arthur Lahr became members of our executive committee as of January 31, 2004.

        The following paragraphs contain brief biographies of the members of our management board and the members of our executive committee:

        Ronald H.P. Brus was nominated as chairman of the management board, president and chief executive officer on January 26, 2004, and has been a member of our executive committee since our incorporation. We expect that our shareholders will accept the nomination to appoint Mr. Brus as member of the management board and that he will be appointed chief executive officer, president and chairman of the management board. He was executive vice president, business development at IntroGene from 1997 to 2000 and chief operating officer at Crucell from March 2003 through to his nomination as president and chief executive officer. From 1994 to 1996, he was product planning physician at Forest Laboratories (New York) and from 1990 to 1994 he was medical director for Zambon B.V. He holds a medical degree (M.D.) from the University of Groningen.

        Jaap Goudsmit was nominated as member of the management board on January 26, 2004. He was our senior vice president for vaccine research from September 2001 and chief scientific officer since September 2002. We expect that our shareholders will accept the nomination to appoint Mr. Goudsmit as member of the management board. He has chaired various national and international committees and is a fellow of the National Institutes of Health and of New York University. He co-founded both the International AIDS Vaccine Initiative (IAVI) and EuroVac, the European Union AIDS vaccine program. Since 1989 he has been a professor at the University of Amsterdam and the Amsterdam Medical Center. He holds a medical degree (M.D.) and a PhD from the University of Amsterdam.

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

        René K. Beukema has been our general counsel and corporate secretary since our incorporation. He held the same position at IntroGene from 1999 to 2000. From 1994 to 1999 Mr. Beukema was Senior Legal Counsel for GE Capital/TIP Europe. From 1991 to 1994, he was legal counsel for TNT Express Worldwide N.V. He has a Masters in Law from the University of Amsterdam.

        Jean-Yves Guichoux has been our executive vice president of development since December 2003. He most recently served as vice president at Afforce Healthcare. Prior to joining Afforce, he worked at Yamanouchi Europe in The Netherlands, where he headed the clinical research department. Mr. Guichoux also spent over 10 years at the European research headquarters of Wyeth-Ayerst, where he held the position of vice president, clinical research and development. In this function, he directed the company's Phase I through IV product development programs across multiple therapeutic areas. Previously, Mr. Guichoux spent 11 years as director of the medical department for Wyeth's French affiliate. He also worked as medical director for Lafon and as medical advisor for Lepetit. Mr. Guichoux received his medical degree (M.D.) from the University of Rennes in France in 1971.

        Arthur Lahr was appointed vice president of business development in December 2003 and a member of the executive committee in January 2004. He joined Crucell in April 2001 as executive director, business development. From 1994 to 2001 he was a consultant at McKinsey & Co. in The Netherlands and New York. Prior to that he worked with Unilever. He holds a Masters in Business Administration from INSEAD and a Masters in Science, Applied Physics, from the University of Delft.

  Executive Committee Service Contracts

        The service contract with Jaap Goudsmit provides for benefits upon termination of employment beyond statutory Dutch law requirements. In addition, the supervisory board approved on May 22, 2003 the proposal to permit some severance payment to members of the executive committee and certain other senior executives in case of a change of control. In the event a change of control of the Company occurred, the following senior managers would receive severance payments equal to their salaries in the number of months indicated: Ronald Brus (24 months), Jaap Goudsmit (21 months), Leonard Kruimer (21 months) and René Beukema (18 months).

  Disclosure Committee

        In March 2003, we established a disclosure committee designed to help senior management, particularly the chief executive officer and chief financial officer, in the maintenance and evaluation of our disclosure controls and procedures. The disclosure committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The disclosure committee is comprised of the chief scientific officer, general counsel, executive vice president of development, vice-president business development, director of finance and planning, vice president of intellectual property and licensing, director for quality affairs, and vice president of research. Members of the disclosure committee have direct access to our external legal counsel and our external auditor. The disclosure committee reports to the chief executive officer and chief financial officer. The chief executive officer and chief financial officer have also re-emphasized the importance of internal controls at our company in an effort to facilitate continuous improvement of internal control procedures and reporting.

        We believe that the establishment of the disclosure committee and additional actions taken for further improvement of disclosure and internal controls comply with the requirements of the Sarbanes-Oxley Act of 2002 and recent regulations promulgated by the Securities and Exchange Commission under that Act.

Remuneration of the Management Board and Supervisory Board

        In 2002, Netherlands legislation was adopted that requires full disclosure of individual management board and supervisory board remuneration. We have included the required disclosures below.

  Remuneration Policy

        The remuneration committee is charged by the supervisory board to review and recommend specific compensation and benefit levels for the members of the management board and the members of the executive committee in consultation with the management board. In addition, the remuneration committee reviews the general compensation and benefit policies for our employees.

        The remuneration committee advises on policies and reviews and determines objectives relevant to the compensation of the member of the management board and members of the executive committee. Remuneration consists of a fixed salary portion and a variable bonus portion that is linked to our overall performance and the achievement of set objectives. The remuneration committee evaluates the performance of the management board and members of the executive committee in view of those objectives and advises on the fixed and variable compensation of member of the management board and the executive committee. In advising on short and long term incentive compensation for the management board and members of the executive committee, the remuneration committee considers among other factors our financial and commercial performance, scientific performance and progress, and the accrual of value of the company. External compensation survey data available for the biotechnology industry are also used is another factor to benchmark the compensation levels. It is the aim of the remuneration committee to position the remuneration packages for the management board and members of the executive committee at competitive levels.

        The bonus paid to the management board is paid in connection with achievement of certain objectives set by the supervisory board.

  Management Board

        The total remuneration and related costs of the members of the management board over the past three years has been as follows:

	Year ended December 31,
	2003(1)	2002(1)		2001(1)
Salaries	€356,250	€618,750		€650,000
Bonuses	—	93,750		120,000
Pension costs(2)	91,290	146,420		250,099
Severance costs	—	650,000	(3)	—

Total	€447,540	€1,508,902		€1,020,099

(1)
Prior to September 9, 2002, Ton Logtenberg was a member of our management board. From September 9, 2002 through the end of 2003, Domenico Valerio was the sole member of our management board.

(2)
Pension costs include disability insurance costs of 19.3% of the total amount.

(3)
Upon the termination of his employment contract and resignation from our management board on September 9, 2002, Ton Logtenberg received a one-time severance payment of €650,000. On that date, we entered into a consulting agreement with him whereby he receives compensation of €5,000 per month. The consulting agreement is scheduled to end January 19, 2006.

        In March 2003, the management board passed a resolution requesting that the remuneration committee ratify and confirm a proposal to voluntarily adjust the fixed compensation level for its sole member, Domenico Valerio, as the result of his reflection on the current biotech industry climate and our consequent market capitalization. According to the resolution, Mr. Valerio's annual gross salary, effective as of April 1, 2003, was set at €340,000, a decrease of €45,000 per year. In connection with his stepping down as our chief executive officer, president and chairman of our management board, we agreed to pay Mr. Valerio an amount equal to €454,000 in severance and up to €19,000 as partial compensation for advisory costs. On January 26, 2004, we also entered into an advisory agreement with Mr. Valerio under which he will receive an advisory fee totaling €227,000 through the end of 2004.

        Our management board member held the following options on December 31, 2002 and December 31, 2003:

Name of holder	Options held per December 31, 2002	Year of expiration	Exercise price(s)		Granted 2003	Exercised 2003	Forfeited 2003	Options held per December 31, 2003
Domenico Valerio	120,000 187,500 502,500 125,625	2003 2003 2011 2005	2.27 4.23 3.49 11.43	(1)	— — — —	— — — —	120,000 187,500 — —	— — 502,500 125,625

Total	935,625				—	—	307,500	628,125

(1)
In January 2003, the Supervisory Board of Directors approved a new stock option plan whereby employees and supervisory board members previously awarded options with an exercise price of €21.00 per share could exchange such options for an equal number of new options. The new options have an exercise price which is 161% of the average closing stock price of the Company on the three days preceding the options grant date and have an eight year life.

        The pension arrangement for our sole management board member in 2003 was a defined contribution plan, and we do not have further pension obligations beyond the annual premium contribution.

  Supervisory Board

        During 2003, the individual members of the supervisory board received the following remuneration. The remuneration was based on a fixed amount of €5,000 per member and payments based on the actual number of supervisory board meetings attended, as well as an additional payment of €4,700 to cover expenses for the chairman. The remuneration for the members of the supervisory board is approved by the general meeting of shareholders.

	2003	2002
P. Strijkert	€27,500	€7,270
M.A. de Haan	25,000	7,270
J. Deleage	17,500	4,715
P.M. Satow	22,500	7,270
P. van Beneden	22,500	4,715
C. Wilhelmsson	25,000	—

Total	€140,000	€31,240

        Our supervisory board members held the following options on December 31, 2002 and December 31, 2003:

Name of holder	Options held per December 31, 2002	Year of expiration	Exercise price(s)		Granted 2003	Exercised 2003	Forfeited 2003	Options held per December 31, 2003
Pieter Strijkert	45,000 15,000 79,474 4,500 8,000 12,000 —	2003 2003 2005 2005 2005 2011 2011	2.27 4.23 0.49 11.43 7.16 3.49 6.48	(1)	— — — — — 12,000 10,000	— — — — — — —	45,000 15,000 — — — —	— — 79,474 4,500 8,000 24,000 10,000
Michiel de Haan	11,250 3,000 7,000 12,000	2003 2005 2005 2011	4.23 11.43 7.16 3.49	(1)	— — — 10,000	— — — —	11,250 — — —	— 3,000 7,000 22,000
Phillip Satow	3,000 7,000 12,000 —	2005 2005 2011 2011	11.43 7.16 3.49 6.48	(1)	— — 10,000 10,000	— — — —	— — — —	3,000 7,000 22,000 10,000
Patrick Van Beneden	11,250 7,000	2003 2005	4.23 7.16		— —	— —	11,250 —	— 7,000
Claes Wilhelmsson	—	2011	6.48		10,000	—	—	10,000

Total	237,474				62,000	—	82,500	216,974

(1)
In January 2003, the Supervisory Board of Directors approved a new stock option plan whereby employees and supervisory board members previously awarded options with an exercise price of €21.00 per share could exchange such options for an equal number of new options. The new options have an exercise price which is 161% of the average closing stock price of the Company on the three days preceding the options grant date and have an eight year life.

        In 2003, we paid our management board members an aggregate of €447,540 and our supervisory board members an aggregate of €140,000 in each case excluding stock options. We have reimbursed our supervisory board members for their travel and associated expenses incurred in connection with supervisory board meetings.

        The total remuneration and related costs of our executive committee in 2003 was €1,891,900 excluding stock options.

Dutch corporate governance code

        On January 1, 2004, the Dutch corporate governance code issued by the Tabaksblat Committee became effective. The code is applicable to Dutch companies whose shares are officially listed on a government-recognized stock exchange.

        The code contains principles and concrete provisions on best practice, which create a set of standards governing the conduct of management board and supervisory board members (also in relation to the external auditor) and shareholders. Companies may depart from the best practice provisions, but if companies depart, they have to explain in their annual report whether, and if so why and to what extent, they do not apply the best practice provisions of the corporate governance code (known as the so-called 'apply or explain' principle).

        A bill is pending in parliament on the basis of which the Dutch government may require companies to comply in their annual reports with the relevant provisions of the corporate governance code by way of the apply-or-explain rule. If this legal requirement will be imposed on listed companies, such requirement will not take effect before January 1, 2005. However, the code itself comes into force with effect from the financial year starting on or after January 1, 2004. The code recommends companies to explain in a separate chapter in their annual report for the 2003 financial year how they expect to comply with this code and what problems they anticipate in doing so. Companies are recommended to put this chapter on the agenda of the general meeting of shareholders in 2004. We shall follow these recommendations.

Exemptions from Certain Nasdaq Corporate Governance Rules

        Nasdaq rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. We have received from Nasdaq exemptions from certain Nasdaq corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by our company are described below:

  •
  We are exempt from Nasdaq's quorum requirements applicable to meetings of shareholders. In keeping with Netherlands law and Netherlands generally accepted business practice, our Articles of Association provide that there are no quorum requirements generally applicable to general meetings of shareholders.

  •
  We are exempt from Nasdaq's requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We inform shareholders of meetings in a public notice, but we do not solicit proxies for general meetings of shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands. In connection with our American Depositary Shares ("ADSs"), the Bank of New York, as depositary under our depositary agreement relating to our ADSs, distributes proxy materials to holders of our ADSs.

  •
  We are exempt from Nasdaq's requirements regarding shareholder approval. In keeping with Netherlands law and Netherlands generally accepted business practices, our Articles of Association do not include a shareholder approval requirement. Our Articles of Association provide that the general meeting of shareholders may resolve to amend our Articles of Association, or dissolve, merge or demerge the Company, if our supervisory board first proposes the measure.

  •
  We do not distribute annual reports to all of our shareholders in accordance with Nasdaq rules. As our shares are bearer shares according to Netherlands law, we are not able to distribute to shareholders copies of annual and interim reports. Copies of such reports are available to shareholders at our corporate headquarters, and are filed with Nasdaq and the Bank of New York as depositary under our depositary agreement relating to our ADSs. Under the terms of the depositary agreement, the Bank of New York distributes our annual reports to holders of our ADSs.

Limitation of Liability and Indemnification Matters

        Pursuant to Dutch law, each member of our supervisory and management boards is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our supervisory or management board. Our articles of association provide that our supervisory and management board members are discharged from liability for their actions as board members, if our general meeting of shareholders adopts a resolution to that effect. This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to our general meeting of shareholders.

        This discharge of liability may be limited by mandatory provisions of Dutch law, such as in the case of bankruptcy. Under Dutch law, our supervisory board members and the members of our management board generally cannot be held personally liable for decisions made exercising their reasonable business judgment.

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

Employees

        As of December 31, 2003, we had 182 full-time direct and indirect employees of whom 151 were engaged in, or directly support, research and development activities and 31 were employed in administrative and business development positions.

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

        In 2003, we established a workers council for our employees in compliance with certain Dutch legal requirements. The workers council is a representative body that consists of seven elected employees. The management board is required to seek the non-binding advice of the workers council before making certain major decisions, such as those relating to a major acquisition, a change of control or the appointment or dismissal of a management board member. The workers council must also be consulted in connection with any material change affecting all employees or certain groups of employees, including with respect to any changes to our employee benefits programs. No collective bargaining agreements are applicable to our employees. We believe that our relations with our employees are generally good.

Share Ownership

        As of February 19, 2004, members of our management board, supervisory board and executive committee held the following options and ordinary shares. Options generally expire in December or January of the relevant year.

Name of Holder	Number of ordinary shares held		Percentage of total ordinary shares	Options held	Expiration date(s)	Exercise price(s)	Total options held
			(%)			(€)
Supervisory Board:
Pieter Strijkert	115,714		0.3	79,474 4,500 8,000 24,000 10,000	2005 2005 2005 2011 2011	0.49 11.43 7.16 3.49 6.48	125,974
Michiel de Haan(1)	69,810		0.2	3,000 7,000 22,000	2005 2005 2011	11.43 7.16 3.49	32,000
Phillip Satow	74,000		0.2	3,000 7,000 22,000 10,000	2005 2005 2011 2011	11.43 7.16 3.49 6.48	42,000
Patrick Van Beneden	—		—	7,000	2005	7.16	7,000
Claes Wilhelmsson	—		—	10,000	2011	6.48	10,000
Seán Lance(2)	—		—	10,000	2012	7.86	10,000

Subtotal	259,524		0.7	226,974			226,974
Management Board and Executive Committee:
Domenico Valerio	481,549	(3)	1.3	125,625 502,500	2005 2011	11.43 3.49	628,125
Ronald Brus	79,697		0.2	56,250 75,000 225,000 90,000 125,000	2005 2005 2011 2011 2011	11.43 7.35 3.49 2.64 5.94	571,250
Jaap Goudsmit	—		—	100,000 100,000 100,000 60,000 125,000	2005 2006 2006 2011 2011	7.96 5.92 3.66 2.64 5.94	485,000
Leonard Kruimer	12,700		0.04	26,250 105,000 125,000	2005 2011 2011	11.43 3.49 5.94	256,250
Rene Beukema	10,856		0.03	26,250 25,000 115,000 75,000	2005 2006 2011 2011	11.43 6.82 3.49 5.94	241,250
Jean-Yves Guichoux	—		—	125,000	2011	6.48	125,000
Arthur Lahr	—		—	40,000 10,0000 50,000	2005 2011 2011	6.65 3.49 6.48	100,000

Subtotal	584,804		1.6	2,406,875			2,406,875

Total	844,326		2.3	2,633,849			2,633,849

(1)
Michiel de Haan resigned from our supervisory board in December 2003.

(2)
Mr. Seán Lance became a member of the supervisory board on January 1, 2004.

(3)
Domenico Valerio stepped down as our president, chief executive officer and chairman of our management board on January 26, 2004. The number of shares includes 58,419 ordinary shares held by Domenico Valerio's family.

        We account for stock-based compensation under the fair value method in accordance with the provisions of Financial Accounting Standards Board Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under SFAS 123, the fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. At December 31, 2003, we had €4,482 of deferred compensation. See note 6 to our financial statements included elsewhere in this annual report.

        In January 2003, the supervisory board approved a new option plan whereby employees and supervisory board members previously awarded options with an exercise price of €21.00 per share could exchange such options for an equal number of new options. The new options have an exercise price of €3.49, which was 161% of the average closing stock price of the company on the three days preceding the option grant date and have an eight year life. The options are exercisable immediately, but are subject to profit retribution provisions. Such provisions entitle the company to receive a portion of the profits upon the sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the company if the employee terminates employment prior to the end of the three year period. A total of 1,295,650 options with an exercise price of €21.00 per share were replaced under the new option plan, resulting in incremental deferred compensation of €1,515,910 or €1.17 per option. Compensation expense is recognized ratably over a period of three years.

        As of February 19, 2004, there were 4,223,513 options (or approximately 3.3% of our issued share capital) available to be granted to our employees.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth certain information concerning the beneficial ownership of our ordinary shares as of February 19, 2004 by:

  •
  each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares; and

  •
  our supervisory board members, management board members and executive committee, each as a group.

        Percentage of beneficial ownership is based on an aggregate of 36,141,569 ordinary shares outstanding at February 19, 2004. The totals underlying these percentages comprise, for each individual shareholder, both the total number of ordinary shares outstanding and the number of ordinary shares underlying options held by the individual shareholder.

	Ordinary Shares Beneficially Owned(1)
Beneficial Owner	Number of Ordinary Shares		Holding (%)
Biotechnologie Fonds Vlaanderen N.V	—	(2)	5.25	(2)
3i Investments PLC	1,822,000	(3)	5.04	(3)
Ordinary shares held by the acting members of our management board as a group	79,697		0.02
Ordinary shares held by our supervisory board members as a group	259,524		0.72
Ordinary shares held by our executive committee as a group(4)	23,556		0.07

(1)
Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain ordinary shares (if, for example, persons share the power to vote or the power to dispose of the ordinary shares). In addition, a person is deemed to beneficially own ordinary shares if the person has the right to acquire the ordinary shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding ordinary shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of ordinary shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant. In addition, filings with The Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten) with respect to shareholdings in public companies do not specify the number of shares held by the filing party.

(2)
Percentage holding is derived from a filing made by Biotechnology Fonds Vlaanderen N.V. with the Securities Board of The Netherlands (Netherlands Authority for the Financial Markets) on October 27, 2000. The number of shares held was not filed.

(3)
Number of shares held as of December 31, 2003, derived from a filing made by 3i Investments PLC with the SEC on February 13, 2004. Percentage holding recomputed based on number of ordinary shares outstanding at February 19, 2004.

(4)
Does not include ordinary shares or options held by our management board members.

        On July 8, 2003, Atlas Venture reported to the Securities Board of The Netherlands (Netherlands Authority for the Financial Markets) that its holding in Crucell had decreased from 8.8%, as reported on December 31, 2003, to 4.8%. On December 1, 2003, SHV Holding N.V. reported to the Securities Board of The Netherlands (Netherlands Authority for the Financial Markets) that its holding in Crucell had decreased from 7.2%, as reported on October 27, 2000, to zero. On November 13, 2002, Eureko

B.V. (for Life Sciences Partners group) reported to the Securities Board of The Netherlands (Netherlands Authority for the Financial Markets) that its holding in Crucell had decreased from 7.6%, as reported on October 27, 2000, to 4.9%.

        As of February 19, 2004 there were 11,881,164 ADSs, each representing one ordinary share, all of which were held on record by eight registered holders in the United States (including The Depository Trust Company). The number of ADSs at February 19, 2003 represent 33% of our ordinary shares that were issued and outstanding on that date.

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

        In addition, the members of our management and supervisory boards are required to immediately notify The Netherlands Authority for the Financial Markets of any change in our shares or options they hold or voting rights in respect of these shares. The Netherlands Authority for the Financial Markets will disclose this information in a public register won its website. Noncompliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Major Holdings Act, including suspension of the voting rights in respect to such person's ordinary shares.

Related Party Transactions

  Transactions Involving Our Senior Management

        The following table describes all loans made to members of our management board and senior management since January 1, 2001. We have not made any loans to any of our supervisory board members. The interest rate on all loans was 5.5% per annum in 2000, 5.25% per annum in 2001, 4.5% per annum in 2002 and 4.4% per annum in 2003. We set these interest rates in relation to Dutch income tax law which changes on an annual basis. These loans become payable at the time shares received on exercise of the related options are sold or, if the employee ceases to work for us before this time, immediately. We funded payments under the loans prior to July 30, 2002, the date legislation was passed in the United States which prohibited the granting of additional loans to company officers.

The loans to the persons listed below were extended in connection with options granted to them on our ordinary shares, and related taxes.

Name	Largest amount of loan outstanding since January 1, 2001	Amount of loan outstanding at February 19, 2004		Current Interest Rate
Domenico Valerio	€691,992	€136,799	(1)	—
Ronald Brus	€131,592	€131,592		3.5%
Jaap Goudsmit	€24,688	€24,688		3.5%
Leonard Kruimer	€71,846	—		—
René Beukema	€59,482	€59,482		3.5%

(1)
Domenico Valerio repaid the majority of his loan on January 29, 2004. He has expressed to us his intention to repay the remainder in December 2004.

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

Item 8.    Financial Information

        See Item 18, "Financial Statements" and pages F-1 through F-20.

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

Dividends and Dividend Policy

        Neither we nor our two principal subsidiaries, Crucell Holland B.V. and U-BiSys B.V., have ever declared or paid dividends. We do not intend to pay dividends on our ordinary shares for the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our management board, and will be subject to withholding tax in The Netherlands. In the event that we pay dividends in the future, holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with a deposit agreement dated October 26, 2000, between The Bank of New York and us.

Significant Changes

        Other than as disclosed in this annual report, no significant change has occurred since December 31, 2003, the date of our most recent audited financial statements.

Item 9.    The Offer and Listing

        Our ordinary shares are traded in the United States solely in the form of ADSs, each ADS representing one ordinary share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof.

        As of February 19, 2004, 36,141,569 ordinary shares were issued and outstanding. On the same date, there were 11,881,164 ADSs, each representing one ordinary share.

        Our ordinary shares have been listed on the Official Market of Euronext Amsterdam N.V. (formerly Amsterdam Exchanges N.V.) since October 25, 2000 and the ADSs have been quoted on the Nasdaq National Market since October 27, 2000, both under the symbol "CRXL."

        The following table sets forth the range of high and low closing prices, in U.S. dollars, for our ordinary shares on the Nasdaq National Market for the periods indicated.

	ADSs
	High	Low
Annual information since listing began
2000 (beginning October 27)	13.63	5.50
2001	12.25	4.88
2002	6.40	2.45
2003	6.16	1.54
Quarterly information for the past two years
2002
First Quarter	6.20	5.36
Second Quarter	5.22	4.26
Third Quarter	4.56	2.67
Fourth Quarter	3.55	2.50
2003
First Quarter	3.18	1.54
Second Quarter	3.45	1.56
Third Quarter	4.35	2.81
Fourth Quarter	6.16	3.81
Monthly information for the most recent six months
August	3.70	2.94
September	4.35	3.77
October	4.16	3.83
November	4.86	3.81
December	6.16	4.80
2004
January	8.57	6.38
February (through February 19)	7.78	7.29

        Our ordinary shares trade on the Official Market of Euronext Amsterdam N.V. through the book-entry facilities of NEGICEF, Euroclear and Clearstream Luxembourg. For the ordinary shares the International Securities Identification Number (ISIN) code is NL0000358562, the Amsterdam Security Number is 35856 and the Common Code is 11907164.

        The following table sets forth the range of high and low closing prices, in euros, for our ordinary shares in The Netherlands for the periods indicated.

	Ordinary Shares
	High	Low
Annual information since listing began
2000 (beginning October 27)	15.45	6.60
2001	13.30	5.40
2002	7.29	2.50
2003	4.92	1.40
Quarterly information for the past two years
2002
First Quarter	7.29	5.76
Second Quarter	6.10	4.43
Third Quarter	4.75	2.50
Fourth Quarter	3.55	2.75
2003
First Quarter	3.00	1.40
Second Quarter	3.04	1.41
Third Quarter	3.82	2.43
Fourth Quarter	4.92	3.28
Monthly information for the most recent six months
August	3.34	2.50
September	3.82	3.40
October	3.50	3.28
November	4.14	3.32
December	4.92	3.89
2004
January	6.76	4.83
February (through February 19)	6.28	5.82

Item 10.    Additional Information

Share Capital

        Our authorized share capital amounts to €32,112,000 divided into: 89,199,990 ordinary shares, 10 priority shares and 44,600,000 preference shares, each with a par value of €0.24.

        As of February 19, 2004, there were 36,141,569 ordinary shares and 10 priority shares issued and outstanding. No preference shares are currently issued and outstanding. The ordinary shares can be issued in bearer or registered form. The priority and preference shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

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

  Priority Shares

        All of the issued priority shares are held by Stichting Prioriteit Crucell, also referred to as the Priority Foundation. This foundation was founded in Leiden, The Netherlands on October 25, 2000. The priority shares confer a right to make binding nominations for our supervisory board members. The general meeting can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital. Except for the transfer of priority shares to us, priority shares can only be transferred with the approval of our management board and our supervisory board. A board of governors of at least five persons governs the Priority Foundation. The board of governors is comprised of Pieter Strijkert, member of our supervisory board, and Martin van Olffen, Joost van Heijningen Nanninga, and Domenico Valerio, who are independent members. The board of governors appoints and dismisses its own members. See Item 6, "Directors, Senior Management and Employees."

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

        A board of governors of up to five persons directs the Preferred Foundation. Pieter Strijkert, in his capacity as chairman of our supervisory board, and Pieter Bouw, Mick W. den Boogert, Sweder van Wijnbergen and Gerard P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of our management or supervisory boards, or an employee of any of our advisers, our banks or us. These independent members are appointed by the board of governors. The non-independent members are appointed by our supervisory board after consultation with our management board.

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

  Repurchase of shares

        Under Dutch law and the articles of association, we may, subject to certain Dutch statutory provisions, repurchase up to one-tenth of our issued and outstanding share capital. Any such purchase is subject to approval of the supervisory board and the authorization by the general meeting of shareholders, which authorization may not continue for more than eighteen months. By resolution of the general meeting of shareholders adopted on May 31, 2002, the management board was authorized for eighteen months to repurchase up to 10% of the outstanding share capital. This authorization was extended on May 22, 2003 and expires on November 22, 2004. As of February 19, 2004, we had not repurchased any shares pursuant to this authorization.

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

Material Contracts

        On December 18, 2002 we entered into a collaboration agreement with DSM Biologics Holding, Inc., DSM Biologics Company, Inc. and DSM Biologics Company, B.V. Under the terms of the agreement, we grant to DSM an exclusive license to our PER.C6 technology for the contract manufacturing of recombinant proteins and monoclonal antibodies. We will receive licensing fees over a four year period, depending on the achievement of certain cumulative milestones, and are obligated to commit to certain expenditures in connection with the development of the PER.C6 production platform. DSM is entitled to a percentage of all non-service fees under the contract, in addition to an exclusive license to the technology that includes the right to sublicense.

        On December 31, 2003, we entered into a collaboration and license agreement with Aventis Pasteur S.A. to develop and commercialize influenza vaccine products based on our PER.C6 technology. Under the terms of the agreement, we granted Aventis Pasteur an exclusive license to research, develop, manufacture and commercialize influenza vaccine products based on our PER.C6 technology. We received an up-front payment and will receive milestone payments, annual payments, research and development funding totaling €30 million, and high single- up to double-digit royalties on future PER.C6-based influenza vaccine sales. We retain commercialization rights for Japan, where Aventis Pasteur will supply finished vaccine products to us and we will pay a royalty on sales to Aventis Pasteur.

Exchange Controls

        There are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-Dutch residents or to US holders of our securities except as otherwise set forth in Item 10, "Taxation."

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

  (b)
  pension funds (pensioenfondsen) and other entities that are wholly or partly exempt from Dutch corporate income tax;

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

        Individual and Corporate Income Tax.    Dutch Individuals not engaged or deemed to be engaged in an enterprise and Dutch Individuals for whom the benefits derived from the ordinary shares or ADSs are not treated as "results from other activities." Under current legislation, the taxable benefit from a Dutch (private) Individual's "savings and investments" (sparen en beleggen) is set annually at 4% of the average of the so-called "yield basis" (rendementsgrondslag) at the beginning and at the end of a year, insofar as the average exceeds the "exempt net asset amount" (heffingvrij vermogen). Such taxable benefit is reduced by such portion of the personal allowance as has not been taken into account in respect of certain other types of income. This benefit shall be taxed at the rate of 30%. For Dutch Individuals who invest in the ordinary shares or ADSs, the ordinary shares or ADSs will form part of the yield basis. The ordinary shares or ADSs will be taken into account in the yield basis at their fair market value. If the actual benefits from the ordinary shares or ADSs exceed 4% of the yield basis, these benefits (capital gains and income) are not taxable.

        Dutch Individuals engaged or deemed to be engaged in an enterprise, Dutch Individuals for whom the benefits derived from the ordinary shares or ADSs are treated as results from other activities, and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realised on the disposal thereof) that are attributable to an enterprise carried on by a Dutch Individual or to an enterprise in which he has an interest, are generally subject to income tax charged at progressive rates in his hands. The same applies to a Dutch Individual for whom the benefits derived from the ordinary shares or ADSs are treated as results from other activities. Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realised on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

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

        Gift and Inheritance Taxes.    A gift tax liability will arise in The Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift made by a Dutch Individual or a Dutch Corporate Entity. An inheritance tax liability will arise in The Netherlands with respect to an acquisition or deemed acquisition of the ordinary shares or ADSs on the death of a Dutch Individual.

        For purposes of Dutch gift and inheritance taxes, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of the Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

  Dutch Taxation of Non-Resident Shareholders

        This section "Dutch Taxation of Non-resident Shareholders" describes certain Dutch tax consequences for a holder of the ordinary shares or ADSs who is neither resident, nor deemed to be resident, and who has not opted to be treated as a resident in The Netherlands for purposes of Dutch taxation (a "Non-Resident Shareholder").

        Withholding Tax.    Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. Reference is made to the section "—Dutch Taxation of Resident Shareholders—Withholding Tax" for a description of the concept "dividends distributed by us."

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

        A further condition to avoid "dividend stripping" is that the Non-Resident Shareholder qualifies as the beneficial owner of the dividend. A Non-Resident Shareholder is not considered to be the beneficial owner of the dividend, if the amount of this dividend, following a set of transactions, is ultimately wholly or partly received by another person and this other person also maintains, directly or indirectly, an interest in the ordinary shares or ADSs.

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

        Reference is made to the section "Dutch Taxation of Resident Shareholders" for a description of the concepts "substantial interest" and "deemed substantial interest." A Non-Resident Shareholder will furthermore not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived from the ordinary shares or ADSs, if such holder does have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and the ordinary shares or ADSs are attributable to such enterprise or part of an enterprise, as the case may be, provided that such benefits are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969).

        Gift and Inheritance Taxes.    No liability for gift or inheritance taxes will arise in The Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift made by, or on the death of, a Non-Resident Shareholder, unless:

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

        For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of the Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

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

        You generally will not be eligible for the benefits of the tax treaty, and therefore will not be an eligible U.S. holder, if you hold ordinary shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base in The Netherlands, or you are not resident in the United States for U.S. tax purposes.

        The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase ordinary shares or ADSs. In particular, the summary does not address considerations that may be applicable to you if you will not hold ordinary shares or ADSs as capital assets, or if you are a taxpayer subject to special tax rules, such as a bank, tax-exempt entity, insurance company, a regulated investment company, a pension fund, a real estate investment trust, a dealer in securities or currencies, a person that holds ordinary shares or ADSs as part of an integrated investment (including a "straddle") comprised of ordinary shares or ADSs and one or more other positions, and a person who owns or is deemed to own 10% or more of any class of our stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date of this document, all of which are subject to change. You should consult your own advisers regarding the tax consequences of an investment in the ordinary shares or ADSs in light of your particular circumstances, including the effect of any state, local or other national laws.

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes with respect to the year 2003, and also expect to be classified as a PFIC with respect to the year 2004. In order to minimize exposure to unfavorable U.S. tax rules applicable to PFICs, U.S. holders may wish to make a mark-to-market or QEF election. See "—Passive Foreign Investment Company Rules."

        For U.S. federal income tax purposes and for purposes of the tax treaty between The Netherlands and the United States, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

  Taxation of Dividends

        Subject to the discussion below under "—Passive Foreign Investment Company Rules", the gross amount of dividends distributed by us (including amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009. Dividends paid in euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). If such dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a refund of Dutch withholding tax under the tax treaty between The Netherlands and the United States, you may be required to recognize foreign currency gain or loss to the extent the amount of the tax treaty refund (in dollars) received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

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

        Subject to applicable limitations and to the special considerations discussed below, Dutch withholding tax at the 15% tax treaty rate will be treated as a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

  Taxation of Capital Gains

        Subject to the discussion below under "—Passive Foreign Investment Company Rules," gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%.

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

        We believe that we were a PFIC in the year 2003, and also expect to be classified as a PFIC in the year 2004.

        If we are classified as a PFIC in any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market or "qualified electing fund" ("QEF") election will be subject to a special tax at ordinary income tax rates on certain dividends that we pay and on gains realized on the sale of ordinary shares or ADSs ("excess distributions") in all subsequent years, without regard to whether we were a PFIC in the year the excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death.

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

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file information with the U.S. Securities and Exchange Commission ("SEC"). You may read and copy this information at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Our ADSs are quoted on the Nasdaq National Market, and consequently, the periodic reports and other information filed by us with the Commission can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The primary market for our ordinary shares is Euronext Amsterdam. We make our filings with the SEC by electronic means. Any filings we make electronically in the future will be available to the public over the internet at the Commission's web site at http://www.sec.gov and at Crucell's web site at http://www.crucell.com.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk related to changes in interest rates and foreign currency exchange rates between the U.S. dollar and the euro.

  Interest Rate Sensitivity

        We are exposed to interest rate fluctuations in connection with our cash and cash equivalents that have maturities of less than three months. Substantially all of our cash and cash equivalents consist of bank deposits. We also hold a limited amount of commercial paper issued by European institutions that are at least AA-rated and that have a maturity of less than three months. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio.

  Foreign Currency Exchange Risk

        The majority of our revenue, expense and capital purchasing activities are transacted in Euros. However, since we are party to certain licenses with United States based companies, we are exposed to changes in exchange rates between the euro and the U.S. dollar. Because we receive revenues under U.S. licenses in U.S. dollars, and such revenues are converted to euros for purposes of our financial reporting, we can benefit from a weaker euro and can be adversely affected by a stronger euro relative to the U.S. dollar. Accordingly, changes in foreign exchange rates, and in particular a strengthening of the euro, vis-à-vis the U.S. dollar, may adversely affect our consolidated sales and operating margins as expressed in Euros. We currently do not hedge currency exposure. However, we may hedge currency exposure in the future if we believe it is appropriate to do so.

Item 12.    Description of Securities Other than Equity Securities

        This item is not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders

        None.

Item 15.    Controls and Procedures

        Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to Crucell was made known to them by others within the company, particularly during the period in which this Form 20-F was being prepared.

        There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    Reserved

Item 16A.    Audit Committee Financial Expert

        The members of our audit committee are all independent, non-executive members of the supervisory board. Our audit committee is in compliance with all of the relevant rules and regulations of The Netherlands. We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities on the committee. Notwithstanding the committee members' financial and other experience, the audit committee does not include a "financial expert" as that term is strictly defined in the rules promulgated under the Sarbanes-Oxley Act of 2002.

Item 16B.    Code of Ethics

        During 2003, we adopted a code of ethics that applies to all employees of the Company, including our principal executive officer and principal financial officer. The code of ethics is filed as an exhibit to this Form 20-F and can also be accessed on our website at http://www.crucell.com. No amendments or waivers of the code of ethics were made or granted during 2003.

Item 16C.    Principal Accountant Fees and Services

        The Sarbanes-Oxley Act of 2002 requires that audit committees pre-approve all services provided by the Company's independent auditor. This process is critical to the auditor maintaining independence. The Company's process requires that all services provided by the independent auditor be pre-approved by the audit committee.

        During 2002 and 2003 we paid the following amounts to our auditors Ernst & Young for audit services, audit-related services, tax services and other services:

	Year ended December 31,
	2002	2003
Audit fees	€197,800	€145,000
Audit-related fees	2,900	28,700
Tax fees	3,500	2,200
All other fees	115,500	42,400

Total	€319,700	€218,300

Audit-related fees

        Services include accounting consultations on financial and accounting reporting standards, due diligence services and other attest services.

Tax fees

        Services primarily include assistance with expatriate tax compliance.

Other

        Services include assistance with grant applications.

PART III

Item 17.    Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements

        See pages F-1 through F-20 of this Form 20-F, included herein.

Item 19.    Exhibits

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
4.5	Employment Contract dated October 21, 2001 by and between Domenico Valerio and Crucell N.V.***
4.6	Collaboration and License Agreement dated December 31, 2003 by and between Crucell Holland B.V. and Aventis Pasteur S.A.††
8.1	List of Subsidiaries of Crucell N.V. as of February 19, 2004
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO pursuant Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Crucell Code of Ethics

*
As previously filed with the Securities and Exchange Commission on October 24, 2000 by Crucell N.V. in an Exhibit to the Form F-1.

**
As previously filed with the Securities and Exchange Commission on June 28, 2001 by Crucell N.V. in an exhibit to the Form 20-F.

***
As previously filed with the Securities and Exchange Commission on April 18, 2003 by Crucell N.V. in an exhibit to the Form 20-F.

        Confidential treatment has been granted with respect to portions of the exhibit indicated by a dagger (†), and confidential treatment has been requested with respect to portions of the exhibit indicated by two daggers (††). The omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRUCELL N.V.
By:	/s/ LEONARD KRUIMER
Leonard Kruimer
Chief Financial Officer

        Date: February 27, 2004

REPORT OF INDEPENDENT AUDITORS

The Board of Supervisory Directors and Shareholders
Crucell N.V.

        We have audited the accompanying consolidated balance sheets of Crucell N.V. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crucell N.V. at December 31, 2003 and 2002, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

                                                                                           /s/ Ernst & Young Accountants

Amsterdam, The Netherlands
January 16, 2004

CRUCELL N.V.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

	December 31, 2003	December 31, 2002
Assets
Current assets:
Cash and cash equivalents	€87,210	€110,645
Trade accounts receivable, net of allowance for doubtful accounts of €150 and €100 at December 31, 2003 and 2002, respectively	9,547	1,009
Prepaid expenses and other current assets	3,658	2,823

Total current assets	€100,415	€114,477
Notes receivable from employees	662	901
Plant and equipment, net	11,333	11,153
Developed technology, net	1,996	3,326

Total assets	€114,406	€129,857

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	€2,087	€2,407
Accrued compensation and related benefits	808	3,033
Short term portion of deferred revenue	5,371	2,334
Accrued and other liabilities	3,450	5,025

Total current liabilities	€11,716	€12,799
Long term liabilities:
Long term obligation under capital lease	2,597	1,951
Long term portion of deferred revenue	8,448	3,698

Total long term liabilities	€11,045	€5,649
Shareholders' equity:
Ordinary shares, €0.24 par value; 89,199,990 shares authorized; 36,006,324 and 35,649,938 shares issued and outstanding at December 31, 2003 and 2002, respectively	8,642	8,556
Additional paid-in capital	340,678	336,652
Deferred compensation	(4,482)	(3,992)
Accumulated deficit	(253,193)	(229,807)

Total shareholders' equity	€91,645	€111,409

Total liabilities and shareholders' equity	€114,406	€129,857

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share data)

	Year ended December 31,
	2003	2002	2001
REVENUES:
License	€5,204	€6,664	€7,972
Government grants and other	2,220	2,911	1,209

Total revenues	€7,424	€9,575	€9,181
COSTS AND EXPENSES:
Research and development	22,284	24,252	17,392
Selling, general and administrative	7,606	10,386	8,875
Developed technology amortization	1,330	1,331	1,330
Goodwill amortization	—	—	8,826
Goodwill impairment	—	30,891	—
Stock-based employee compensation	2,696	1,371	888

Total costs and expenses	€33,916	€68,231	€37,311

LOSS FROM OPERATIONS	(26,492)	(58,656)	(28,130)
Interest income, net	2,143	3,547	6,205
Foreign currency gain/(loss)	(19)	(54)	463
Gain on sale of available for sale securities	982	—	—
Equity in losses of unconsolidated investments	—	(507)	(2,524)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	€(23,386)	€(55,670)	€(23,986)
Provision for income taxes	—	—	—

NET LOSS	€(23,386)	€(55,670)	€(23,986)

BASIC AND DILIUTED NET LOSS PER SHARE:
Net loss per share-basic and diluted	€(0.65)	€(1.57)	€(0.68)
Weighted average shares outstanding-basic and diluted	35,920,626	35,547,635	35,268,457

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(amounts in thousands of euro, except share data)

	Ordinary shares
			Additional Paid-in Capital	Deferred compensation	Accumulated deficit	Total Shareholders' equity
	Shares	Amount
Balance at January 1, 2001	35,027,378	€8,407	€329,120	€—	€(150,152)	€187,375
Issuance of ordinary shares	290,810	70	366	—	—	436
Deferred compensation	—	—	5,222	(5,222)	—	—
Amortization of deferred compensation	—	—	—	888	—	888
Net loss	—	—	—	—	(23,986)	(23,986)

Balance at December 31, 2001	35,318,188	€8,477	€334,708	€(4,334)	€(174,138)	€164,713

Issuance of ordinary shares	331,750	€79	915	—	—	994
Deferred compensation	—	—	1,029	(1,029)	—	—
Amortization of deferred compensation	—	—	—	1,371	—	1,371
Net loss	—	—	—	—	(55,670)	(55,670)

Balance at December 31, 2002	35,649,938	€8,556	€336,652	€(3,992)	€(229,807)	€111,409

Issuance of ordinary shares	356,386	€86	224	—	—	310
Deferred compensation	—	—	3,186	(3,186)	—	—
Amortization of deferred compensation	—	—	—	2,696	—	2,696
Issuance of warrants to acquire ordinary shares in exchange for services	—	—	616	—	—	616
Net loss	—	—	—	—	(23,386)	(23,386)

Balance at December 31, 2003	36,006,324	€8,642	€340,678	€(4,482)	€(253,193)	€91,645

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of euro)

	Year ended December 31,
	2003	2002	2001
Operating activities
Net loss	€(23,386)	€(55,670)	€(23,986)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,712	2,583	1,342
Loss on disposal of plant and equipment	460	72	—
Stock based employee compensation	2,696	1,371	888
Intangible amortization	1,330	1,331	10,156
Goodwill impairment	—	30,891	—
Equity in losses of unconsolidated investments	—	507	2,524
Gain on sale of available for sale securities	(982)	—	—
Revenue recognized in exchange for available-for-sale securities	(324)	—	—
Issuance of warrants to acquire ordinary shares for services	616	—	—
Change in operating assets and liabilities:
Trade accounts receivable	(8,538)	2,102	(2,738)
Receivable from related parties and employees	239	577	(787)
Prepaid expenses and other current assets	(835)	(1,555)	1,248
Accounts payable	(320)	66	(4,109)
Accrued compensation and related benefits	(2,225)	1,289	827
Deferred revenues	7,787	4,024	1,676
Accrued liabilities	(1,285)	(88)	937

Net cash used in operating activities	(22,055)	(12,500)	(12,022)
Cash flow from investing activities
Investment in joint venture	—	—	(700)
Investment in partnership	—	—	(145)
Purchase of plant and equipment	(3,448)	(2,972)	(4,366)
Proceeds from sale of plant and equipment	96	—	—
Proceeds from sale of available for sale securities	1,306	—	—

Net cash used in investing activities	(2,046)	(2,972)	(5,211)
Cash flow from financing activities
Proceeds from the issuance of ordinary shares	310	994	436
Principal payments under capital lease obligation	(902)	(469)	—
Proceeds from sale and lease-back of plant and equipment	1,258	5,349	984

Net cash provided by financing activities	€666	€5,874	€1,420

Net decrease in cash and cash equivalents	(23,435)	(9,598)	(15,813)

Cash and cash equivalents at beginning of period	110,645	120,243	136,056

Cash and cash equivalents at end of period	€87,210	€110,645	€120,243

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

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, Crucell Holland B.V. and U-BiSys B.V. Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over the investee, but less than a controlling voting interest, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Revenue Recognition

        The Company generates revenues principally from the licensing of its proprietary technology. Under certain arrangements, the Company has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue upon persuasive evidence of an arrangement and delivery of the associated technology, which relates to the complete transfer of fully developed technology by the Company and represent the culmination of the earnings process. The Company's arrangements provide for continuing support of its technology at standard consulting rates. Revenues derived from consulting services, which are not essential to licensee's ability to use the Company's technology, are recognized as earned.

        In certain arrangements, the Company collaborates with third parties to develop novel products or processes using the Company's proprietary technology. Such arrangements generally include an initial license fee upon the delivery of the Company's proprietary technology and incremental fees for the Company providing ongoing research and development activities. The research and development activities performed by the Company are substantive and critical to the licensees' exploitation of the delivered technology. Upon persuasive evidence of an arrangement and delivery of the associated technology, the Company recognizes initial fees from such arrangements as revenues over the period of its continuing performance obligations and recognizes fees from research and development activities as revenues when earned. All fees received under the Company's collaboration agreements are non-refundable.

        Certain license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. Such additional license fees are recognized as revenue when the amounts become due and payable upon achievement of the milestone.

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

        Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measured.

Income Taxes

        Deferred tax assets and liabilities are established for temporary differences between the financial and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established for deferred tax assets for which realization is not likely.

Net Loss Per Share

        Basic net loss per share is computed based on the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding, including the dilutive effect of stock options, if any. Basic and diluted net loss per share are the same for all periods presented because the impact of stock options outstanding is anti-dilutive.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalents.

Long-Lived Assets Other than Goodwill

        Plant and equipment is recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: computer equipment, three years; furniture and laboratory equipment, five years; and leasehold improvements, the shorter of the lease term or ten years. Intangible assets other than goodwill consists of developed technology acquired in connection with a business combination in 2000. Developed technology is amortized over five years.

        The Company complies with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets, other than goodwill, be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include an impairment of goodwill of the associated assets, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. There was no impairment of long-lived assets, including intangible assets, other than goodwill, during the three year period ended December 31, 2003.

Goodwill

        Effective January 1, 2002, the Company adopted the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets apart from goodwill. The Company evaluated its goodwill and intangible assets acquired prior to June 30, 2001 using the criteria of SFAS No. 141, which resulted in the remaining unamortized balance of the workforce intangible asset of €3,140 related to a business combination in 2000, being subsumed into goodwill on January 1, 2002. SFAS No. 142 requires that purchased goodwill no longer be amortized, but instead be tested for impairment at least annually. Prior to the adoption of SFAS No. 142, goodwill and the workforce intangible asset were being amortized over five years. The Company performed a transitional impairment test on January 1, 2002, which did not result in the impairment of goodwill.

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

        The non-amortization provisions of SFAS 142 have been applied prospectively beginning January 1, 2002. Supplemental comparative disclosure, as if the non-amortization provisions of SFAS 142 had been retroactively applied, is as follows:

	For the years ended December 31,
	2003	2002	2001
Net loss:
Reported net loss	€(23,386)	€(55,670)	€(23,986)
Goodwill amortization(1)	—	—	8,826

Adjusted net loss	€(23,386)	€(55,670)	€(15,160)

Basic and diluted net loss per share:
Reported net loss per share	€(0.65)	€(1.57)	€(0.68)
Goodwill amortization(1)	—	—	0.22

Adjusted basic and diluted net loss per share	€(0.65)	€(1.57)	€(0.46)

(1)
Includes €898, or €0.03 per share, for 2001, related to amortization of the workforce intangible asset which was subsumed into goodwill on January 1, 2002.

Foreign Currency

        The Company's functional currency is the Euro. The Company makes payments primarily in Euro and receives payments in Euro and US dollars. Transaction gains and losses arising from transactions denominated in US dollars and or other non-Euro currencies are include in foreign currency gain/loss.

Financial Instruments

        The Company's financial instruments include primarily cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued and other liabilities and obligations under capital leases. Due to the short-term nature of the financial instruments, the carrying amounts of these assets and liabilities approximate their fair value.

Concentration of Credit Risk

        The Company extends credit based on an evaluation of the customer's financial condition, without requiring collateral. The Company monitors it exposure related to credit losses and maintains allowances for anticipated losses.

Allowance for Doubtful Accounts

        The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meets its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company's historical experience. At December 31, 2003 and 2002, the allowance for doubtful accounts reserves was €150 and €100, respectively.

Reclassification

        Certain prior year balances have been reclassified to conform with current year presentation.

New Accounting Pronouncements

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Elements, which addresses certain aspects of accounting for arrangements that include multiple products or services. Specifically, this issue states that in an arrangement with multiple deliverables, the delivered items should be considered a separate unit of accounting if: 1.) the delivered items have value to the customer on a standalone basis, 2.) there is objective and reliable evidence of the fair value of the undelivered items, and 3.) if the arrangement includes a general right of return to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company. Additionally, the issue states that the consideration should be allocated among the separate units of accounting based upon their relative fair values. If there is objective and reliable evidence of the fair value of the undelivered items in an arrangement, but no such evidence for the delivered items, then the residual method should be used to allocate consideration. Under the residual method, the amount of consideration allocated to the delivered items equals the total consideration less the aggregate fair value of the undelivered items. Accordingly, the application of EITF 00-21 may impact the timing of revenue recognition as well as the allocation between products and services. The adoption of EITF No. 00-21 for transactions entered into after July 1, 2003 did not have a significant impact on the Company's financial statements.

Note 3.    Equity Investments

Galapagos Genomics N.V.

        In June 1999, the Company together with Tibotec Group N.V., an unrelated party, established a 50/50 joint venture, Galapagos Genomics N.V. ("Galapagos"), registered in Mechelen, Belgium to carry out certain functional genomics research activities. In 2002, the company's ownership interest decreased to 20.8%. This investment is accounted for using the equity method, and thus the Company's proportional share of Galapagos' net loss is included in the consolidated statement of operations. The joint venture is engaged in research and development activities and does not have significant revenues, assets or liabilities. In 2002, the Company's proportional share of Galapagos net loss reduced the carrying amount of the investment to zero.

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

        In December 2001, the Company and Pharming terminated their partnership. Based on the terms of the dissolution agreement, the Company acquired all of Pharming's leasehold improvements in the building and certain laboratory equipment for an aggregate consideration of €3,148 which included €2,950 in cash and forgiveness of amounts due from Pharming of €175. The Company also assumed the right to lease all of the office and laboratory space formerly leased by Pharming.

Note 4.    Goodwill and Intangible Assets

        Goodwill and intangible assets originated from the merger with U-BiSys B.V. in 2000.

        The movement of goodwill and intangible assets for the years 2003 and 2002 is presented below:

	Total	Developed Technology	Workforce	Goodwill
Balance, net, December 31, 2001	€35,548	€4,657	€3,140	€27,751
Transfer(1)	—	—	(3,140)	3,140
Impairment	(30,891)	—	—	(30,891)
Amortization	(1,331)	(1,331)	—	—

Balance, net, December 31, 2002(2)	€3,326	€3,326	€—	€—
Amortization	(1,330)	(1,330)	—	—

Balance, net, December 31, 2003(2)	€1,996	€1,996	€—	€—

(1)
The workforce intangible asset was subsumed into goodwill on January 1, 2002 in conjunction with the adoption of SFAS No. 142 as described in Note 2.

(2)
Developed technology is net of accumulated amortization of €4,656 and €3,326 at December 31, 2003 and 2002, respectively.

Note 5.    Plant and Equipment

  Plant and equipment consist of the following:

	December 31,
	2003	2002
Leasehold improvements	€4,204	€4,132
Furniture and laboratory equipment	11,820	10,136
Computer equipment	1,141	1,719

	17,165	15,987
Less accumulated deprecation and amortization	(5,832)	(4,834)

Plant and equipment, net	€11,333	€11,153

        At December 31, 2003 and 2002, the Company held laboratory equipment under capital leases with a cost of €3,462 and €3,105, respectively, and a net book value of approximately €2,691 and €2,687, respectively. Such leases are secured by the value of the underlying assets. Interest expense on lease obligations, which approximates cash payments for interest during the year, was €221, €146, and €0 during the year ended December 31, 2003, 2002, and 2001, respectively. The Company did not have any laboratory equipment under capital leases at December 31, 2001.

Note 6.    Shareholders' Equity

Repurchase of Shares

        Pursuant to a resolution of the shareholders, the Company may repurchase up to 10 percent of its outstanding share capital through November 22, 2004.

Stock Option Plan

        The Company maintains a stock option plan whereby the Remuneration Committee of the Supervisory Board may grant options to employees, directors and members of the supervisory board. All options are exercisable immediately upon grant. Upon exercise of the options, employees are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares to a third party, calculated as the difference between the total value of the shares at the moment of exercise of the options and the aggregate exercise price. The portion of the profits payable to the Company decreases ratably to over four to five years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the relevant four or five year period.

        The options expire four to five years from the date of grant, or earlier upon termination of employment with the Company. Upon termination of employment with the Company, options must be exercised or terminated within 90 days. Generally, options granted under the stock option plan are granted at exercise prices which exceed the fair value of the Company's ordinary shares at the date of grant.

        In accordance with the terms of a cash bonus plan, if an employee maintains continuous employment with the Company for a period of four to five years and defers exercising awarded options until the last month of the option term, the employee receives a cash bonus. The Company recognizes compensation expense ratably during the employment period required under the cash bonus plan. In 2003, the cash bonus plan was eliminated for certain employees resulting in a reduction to compensation expense of approximately €2,300.

        In January 2003, the Supervisory Board of Directors approved a new option plan whereby employees and supervisory board previously awarded options with an exercise price of €21.00 per share could exchange such options for an equal number of new options (the "replacement options"). The replacement options have an exercise price of €3.49, which was 161% of the average closing stock price of the Company on the three days preceding the option grant date and have an eight year life. The replacement options are exercisable immediately, but are subject to profit retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the three year period. A total of 1,295,650 options with an exercise price of €21.00 per share were replaced under the new option plan, resulting in incremental deferred compensation of €1,516 or €1.17 per option. Compensation expense is recognized ratably over a period of three years.

        All options issued subsequent to January 2003 are subject to the terms of the new option plan. Options issue under the new option plan have a eight year life and will be issued at exercise prices equal to 161% of the average closing stock price of the Company on the three days preceding the option grant date. The options are immediately exercisable, and are subject to profit retribution provisions which lapse over a period of three years.

        In May 2003, the Supervisory Board of Directors approved amendments to the terms of outstanding options held by members of the management board, which include the Company's chief executive officer, chief financial officer, chief operating officer and chief scientific officer, whereby, following a change of control resulting in termination of employment, members of the management board may exercise options over the shorter of a three year period or the remaining term of the options.

        In December 2003, the terms of all outstanding stock options to the Supervisory Board of Directors were modified such that options vest immediately and are no longer subject to profit retribution provisions. The Company recognized compensation expense of €495 representing the total amount of deferred compensation associated with options held by members of the Supervisory Board of Directors.

        Total compensation cost recognized for all stock-based employee compensation awards was €2,696, €1,371 and €888 in 2003, 2002 and 2001 respectively.

        A summary of the stock option activity for the plan is as follows:

	Number of options	Weighted average exercise price
Balance at January 1, 2001	4,000,235	6.85
Granted	1,006,813	9.47
Exercised	(290,810)	1.84
Forfeited	(95,974)	9.31

Balance at December 31, 2001	4,620,264	9.43
Granted	443,500	5.48
Exercised	(331,750)	3.00
Forfeited	(202,850)	14.95

Balance at December 31, 2002	4,529,164	9.27
Granted	2,512,554	4.19
Exercised	(356,386)	0.87
Forfeited	(2,326,574)	13.63

Balance at December 31, 2003	4,358,758	4.70

        The following table summarizes information about the Company's stock options outstanding at December 31, 2003:

Exercise price	Outstanding Options at December 31, 2003	Weighted average remaining contractual life (years)	Exercisable options
€0.49-€3.00	944,716	2.11	944,716
€3.01-€5.00	1,773,950	6.67	1,773,950
€5.01-€7.00	893,604	6.64	893,604
€7.01-€11.43	746,488	1.39	746,488

Total	4,358,758		4,358,758

        As of December 31, 2003, a total of 5,400,948 ordinary shares have been reserved for issuance under the option plan, of which 4,358,758 are subject to outstanding options.

        The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of options was estimated at the date of grant using the the Black-Scholes option pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2003	2002	2001
Risk-free interest rate	2.5%	4.5%	5.5%
Expected dividend yield	—	—	—
Expected volatility	87.0%	93.0%	110.0%
Expected life (years)	4.0	4.0	4.0

        The weighted average fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was €1.41, €3.01 and €5.19, respectively.

Warrants

        In 2003, the Company granted warrants to acquire 250,000 ordinary shares with an exercise price of €3.00 per share to a consultant in exchange for services. The warrants are earned by the consultant over the service period which ends in 2004. In 2003, the Company recorded aggregate expense of €616 related to the stock warrants.

Note 7.    Commitments and Contingencies

        Total minimum payments under non-cancelable operating leases and capital leases are as follows at December 31, 2003:

	Capital Leases	Operating Leases
2004	€1,345	€2,174
2005	1,345	1,838
2006	1,036	1,254
2007	407	1,220
2008	—	1,218
Thereafter	—	3,755

Total minimum payments	4,133	11,459

Less interest	(402)

Present value of minimum lease payments	3,731
Less current portion	(1,134)

Long term portion of capital lease obligations	2,597

        Rental expense was €1,165, €1,377 and €798 for the years ended December 31, 2003, 2002 and 2001, respectively.

        The Company has future minimum payments under non-cancelable research and licensing agreements whereby it is obligated to make payments of €1,852, €1,306, €404 and €197 in, 2004, 2005, 2006 and 2007 respectively.

        Certain lease agreements contain provisions whereby the Company is required to make immediate payment of all amounts due under the lease in the event the Company's cash and cash equivalents balance falls below €25,000 or stockholders' equity or cash equivalents balance falls below €75,000. At December 31, 2003, €5,167 of amounts due under leases are subject to this provision.

        The Company is party to routine claims and litigation incidental to the business. The Company believes the ultimate resolution of these routine matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8.    Collaboration Agreements

        In December 2002, the Company entered into a collaboration agreement with DSM Biologics ("DSM") pursuant to which the Company granted DSM an exclusive license to use Crucell's PER.C6 platform for the contract manufacturing of recombinant proteins and monoclonal antibodies. Under the terms of this agreement, the Company receives licensing fees over a four year development period and is obligated to commit certain expenditures in connection with the development of the PER.C6 production platform. Under the terms of the arrangement, DSM is entitled to a percentage of all non-service fees received by the Company from third parties licensing the Company's PER.C6 technology in certain fields, in addition to an exclusive license to the technology that includes a right to sub-license. In December 2002, the Company received an up-front non-refundable licensee fee. Additional payments from DSM will be due upon the attainment of certain milestones. Due to the Company's continuing performance obligations related to the novel use of its technology during the development period, the up-front license fee was initially recognized as deferred revenue and is being recognized as revenue ratably over four years, the estimated period of development. Milestones, related to scientific and technical achievements are recognized as revenue when the milestone is obtained.

        In December 2003, the Company entered into a collaboration and license agreement with Aventis Pasteur S.A. ("Aventis") pursuant to which Aventis received an exclusive license to research, develop and manufacture influenza vaccines based on the Company's PER.C6 technology. Under the terms of the agreement the Company is obliged to provide research and development. In addition, the Company is entitled to milestone payments, annual minimum royalty payments, research and development funding, and royalties upon the development of a PER.C6-based influenza vaccine. The Company retains the commercialization rights for Japan, whereby Aventis will supply finished vaccine products to the Company and royalties will be due to Aventis. Due to the Company's continuing performance obligations related to the novel use of its technology during the development period, the up-front license fee has been deferred and will be recognized as revenue ratably over the estimated development period of three years. Minimum annual royalties during the development period, which are creditable against future royalties, are recognised as revenue when earned. Milestones, related to scientific and technical achievements are recognized as revenue when the milestone is obtained. In 2003, the Company did not recognize any revenues related to the arrangement with Aventis.

Note 9.    Defined Contribution Plan

        The Company maintains a defined contribution plan in The Netherlands whereby participants may contribute up to 12% of their pre-tax base salaries, subject to certain limitations. The Company makes a matching contribution equal to 100% of an employee's pre-tax contributions. The contributions to the plan were €761, €525 and €290 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 10.    Revenues

        The table below reflects the geographical composition of revenues for the years ending December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
Europe	€2,310	€3,072	€1,531
North America	5,051	6,347	7,650
Asia	63	156	—

	€7,424	€9,575	€9,181

Note 11.    Income Taxes

        The Company has tax loss carry forwards of €68,802, €55,289 and €38,179 at December 31, 2003, 2002 and 2001, respectively. The Company has evaluated evidence impacting the realizability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Company's history of net losses and concluded that it is more likely than not that the full benefits of these tax loss carryforwards will not be realized in the near term. Accordingly, the Company recorded a valuation allowance equal to 100% of the net deferred tax asset balance at December 31, 2003, 2002 and 2001.

        Tax losses may be carried forward indefinitely and offset against future taxable profits. On January 1, 2001, a bill was enacted that may limit the ability to offset losses against future profits when the beneficial ownership of a company changes. This new law could limit the Company's ability to realize the benefits of our tax loss carryforward in the future.

Note 12.    Significant Customers

        A summary of significant customers based on a percentage of total revenues is a follows:

	2003	2002	2001
Customer A	17%	(*)	(*)
Customer B	15%	15%	16%
Customer C	(*)	13%	(*)
Customer D	(*)	11%	60%

	32%	39%	76%

(*)
—Revenue less than 10% of total revenues.

Note 13.    Quarterly Financial Data (Unaudited)

        The following is a summary of the quarterly results of operations for the fiscal years ended December 31, 2003, 2002 and 2001.

	Fiscal year 2003 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€2,120	€1,146	€1,192	€2,966
Loss from operations	(4,318)	(6,795)	(8,608)	(6,771)
Net loss before provision for income taxes	(3,629)	(6,227)	(7,179)	(6,351)
Net loss	(3,629)	(6,227)	(7,179)	(6,350)
Net loss per share basic and diluted	(0.10)	(0.17)	(0.20)	(0.18)
	Fiscal year 2002 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€2,161	€2,853	€2,003	€2,558
Loss from operations	(5,861)	(6,945)	(7,426)	(38,424)
Net loss before provision for income taxes	(5,292)	(6,144)	(6,546)	(37,688)
Net loss	(5,292)	(6,144)	(6,546)	(37,688)
Net loss per share basic and diluted	(0.15)	(0.17)	(0.18)	(1.07)
	Fiscal year 2001 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€920	€1,233	€3,161	€3,867
Loss from operations	(7,217)	(8,785)	(6,266)	(5,862)
Net loss before provision for income taxes	(5,636)	(7,106)	(5,979)	(5,265)
Net loss	(5,636)	(7,106)	(5,979)	(5,265)
Net loss per share basic and diluted	(0.16)	(0.20)	(0.17)	(0.15)

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

        The tables below reconcile the net loss and shareholders' equity of the Company under U.S. GAAP to the net loss and shareholders' equity under Dutch GAAP:

	Year ended December 31,
	2003	2002	2001
Net loss under U.S. GAAP	€(23,386)	€(55,670)	€(23,986)
Intangible assets	1,330	32,222	10,156
Stock option compensation	3,312	1,371	888
Revenue recognition	7,750	4,948	—
Equity in result of joint venture	1,347	1,481	—

Net loss under Dutch GAAP	€(9,647)	€(15,648)	€(12,942)

	Year ended December 31,
	2003	2002
Shareholders' equity under U.S. GAAP	€91,645	€111,409
Intangible assets	(1,996)	(3,326)
Revenue recognition	12,698	4,948
Equity in result of joint venture	2,828	1,481

Shareholders' equity under Dutch GAAP	€105,175	€114,512

        The following accounting principles were followed by the Company pursuant to Dutch GAAP:

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

Merrill Corporation Ltd, London
04LON1292

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
  Item 16. Reserved
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
CRUCELL N.V. CONSOLIDATED BALANCE SHEETS (amounts in thousands)
CRUCELL N.V. CONSOLIDATED STATEMENTS OF OPERATIONS (amounts in thousands, except share data)
CRUCELL N.V. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (amounts in thousands of euro, except share data)
CRUCELL N.V. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (amounts in thousands of euro, except share data)