Form 20-F
period 2004-12-31
CRUCELL NV
filed 2005-04-14
CIK 1126136

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 14, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2004
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

Ordinary Shares, par value €0.24            36,873,421

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

        Prior to 2000, we published our financial statements in Dutch guilders. We publish our financial statements in euro. In this document, references to (1) "€", "EUR" and "euro" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on European Union, (2) "$", "USD" and "dollars" are to the currency of the United States and (3) "NLG" and "Dutch guilders" are to the former currency of The Netherlands. We have converted certain amounts in this document, including our historical financial statements, into euro at the rate of EUR 1.00 to NLG 2.20371, the euro/Dutch guilder exchange rate fixed on January 1, 1999.

        All amounts set forth in this annual report, unless otherwise noted, are in thousands of euro, except share and option data.

FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects", and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; technology and product development efforts; our ability to realize commercially valuable discoveries; our intellectual property portfolio; our ability to develop potential products and technologies suitable for commercialization; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

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

OTHER

        PER.C6®, AdVac® and MAbstract® are trademarks of Crucell Holland B.V., a wholly owned subsidiary of Crucell N.V. Other trademarks of Crucell N.V. or its wholly owned subsidiaries used in this report include Crucell®. All other trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners. Crucell N.V. and its wholly owned subsidiaries own a number of additional trademarks, including registered trademarks, that are not referenced in this report.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        This item is not applicable.

Item 2.    Offer Statistics and Expected Timetable

        This item is not applicable.

Item 3.    Key Information

Selected Financial Data

        The selected financial data presented below as at and for each of the five years in the period ended December 31, 2004 has been derived from:

  •
  in respect of the three years ended December 31, 2004, our audited financial statements included elsewhere in this annual report, which have been audited by Ernst & Young Accountants, Independent Registered Public Accounting Firm; and

  •
  in respect of the two years ended December 31, 2001, our audited financial statements, which have not been included elsewhere in this annual report, and which have been audited by Ernst & Young Accountants, Independent Registered Public Accounting Firm.

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

	Years ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share/ADS and per share/ADS data)
Consolidated Statements of Operations Data:
Revenues:
License	€6,045	€7,972	€6,664	€4,800	€12,429
Service fees				404	5,712
Government grants and other	865	1,209	2,911	2,220	4,481

Total revenues	€6,910	€9,181	€9,575	€7,424	€22,622
Costs and expenses:
Cost of service fees	—	—	—	399	5,644
Research and development	7,189	17,392	24,252	21,885	20,468
Selling, general and administrative	8,218	8,875	10,386	7,606	14,704
Developed technology amortization	665	1,330	1,331	1,330	1,966
Goodwill amortization	4,413	8,826	—	—	—
Goodwill impairment	—	—	30,891	—	—
Stock option compensation	31,153	888	1,371	2,696	2,566
Acquired in-process research and development	84,141	—	—	—	—

Total costs and expenses	€135,779	€37,311	€68,231	€33,916	€45,348

Loss from operations	(128,869)	(28,130)	(58,656)	(26,492)	(22,726)
Interest income, net	914	6,205	3,547	2,143	1,503
Foreign currency gain/(loss)	(2,219)	463	(54)	(19)	(108)
Equity in losses of unconsolidated investments	(1,443)	(2,524)	(507)	—	—
Gain on sale of available for sale securities	—	—	—	982	—

Net loss	€(131,617)	€(23,986)	€(55,670)	€(23,386)	€(21,331)

Net loss per share/ADS—basic and diluted	€(5.38)	€(0.68)	€(1.57)	€(0.65)	€(0.59)
Weighted average shares/ADSs outstanding—basic and diluted	24,485,800	35,268,457	35,547,635	35,920,626	36,382,662
	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	€136,056	€120,243	€110,645	€87,210	€76,711
Total current assets	€138,954	€124,861	€114,477	€100,415	€84,155
Intangible assets(1)	€45,704	€35,548	€3,326	€1,996	€4,047
Total assets	€196,525	€175,259	€129,857	€114,406	€98,891
Liabilities and shareholders' equity:
Total current liabilities	€9,150	€10,546	€12,799	€11,716	€14,773
Total long term liabilities	—	—	€5,649	€11,045	€5,583
Total shareholders' equity	€187,375	€164,713	€111,409	€91,645	€78,535
Total liabilities and shareholders' equity	€196,525	€175,259	€129,857	€114,406	98,891

(1)
Net of accumulated amortization and impairment of €50,752 and €48,786 at December 31, 2004 and 2003, respectively, and accumulated amortization of €47,456 and €15,234 at December 31, 2002 and 2001, respectively.

Exchange Rate Information

        The following table sets forth, for the years indicated, the high, low, average and year-end noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rates") for euros per USD 1.00.

Year ended December 31,	High	Low	Average(1)	End of Period
	€	€	€	€
2000	1.21	0.97	1.09	1.07
2001	1.20	1.05	1.12	1.12
2002	1.16	0.95	1.06	0.95
2003	0.97	0.80	0.89	0.80
2004	0.85	0.73	0.81	0.73

(1)
The average of the Noon Buying Rates on the last business day of each month during the period indicated.

        The following table sets forth, for the previous six months, the high and low Noon Buying Rates expressed in euros per USD 1.00.

	High	Low
	€	€
October 2004	0.82	0.78
November 2004	0.79	0.75
December 2004	0.76	0.73
January 2005	0.77	0.73
February 2005	0.79	0.75
March 2005	0.78	0.74

        On March 31, 2005, the Noon Buying Rate was USD 1.00 = EUR 0.77. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

Capitalization and Indebtedness

        Not applicable.

Reasons for the Offer and Use of Proceeds

        Not applicable.

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

        We have incurred net losses since our incorporation. At December 31, 2004, we had an accumulated deficit of €274,524. We expect to have net losses and negative cash flow in the foreseeable future. The size of these net losses and negative cash flow will depend, in part, on:

  •
  the rate of growth, if any, in our licensing revenues;

  •
  our ability to develop potential products either on our own or through partnerships, collaborations or strategic alliances; and

  •
  the level of our expenses.

        We may never generate sufficient revenues to achieve profitability. Our revenues are dependent on the success of our core technologies—in particular, PER.C6, AdVac and MAbstract phage antibody-display—and on our success and that of our licensees in developing commercially successful products based on these technologies. We do not have control over the ability of our licensees to develop commercially successful products based on our core technologies. We expect to continue to invest in order to enhance our core technologies and to invest in research and development of potential products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

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

        A large portion of our expenses is relatively fixed, including expenses for personnel, facilities and equipment. There is no direct link between the level of our expenses and our revenues. If revenues decline or do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses and will suffer losses accordingly. In addition, we may increase our research costs in 2005, which may increase our operating expenses in the foreseeable future. Due to the possibility of fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the price of our ordinary shares and ADSs would probably decline.

        If we or our licensees do not develop potential products based on our core technologies that are approved for sale and are commercially successful, we may be forced to cease operations.

        You must evaluate us in light of the uncertainties and complexities affecting our core technologies, none of which have yet been used to develop a product approved by the U.S. Food and Drug Administration for commercial use. Very little data exists regarding the safety and effectiveness of the type of potential products that we and our licensees are developing. All of our potential products, and those of our licensees, are either in research or in pre-clinical or clinical development. We and our licensees may not succeed in developing commercial products that are safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable costs, or can be marketed successfully. We have not, and many of our licensees have not, yet begun to clinically test any of the potential products being developed using our core technologies.

        Development of products requires significant investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior to their commercial distribution. We expect certain potential products to enter clinical trials during 2005. We and our licensees must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their potential products. Our research and development or that of our licensees may not establish that our technologies or our or their potential products are safe and effective, in which case regulatory authorities may not approve them. Further, our government and university licensees and collaborators may have goals, such as academic publication or data collection, that are not solely focused on producing marketable products. We also rely heavily on research performed by third party collaborators that are not under our control in developing certain of our potential products. As a result, we are dependent on the research and performance of such third parties to bring potential products to market. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees operate may further limit our and their ability to develop commercially successful products.

        We rely on license and other revenues from the licensing of our PER.C6 and other technologies. If our licensees do not continue to use our PER.C6 technology or other of our technologies, or if they terminate their agreements with us, we will earn less or no revenue from our license agreements with them.

        License revenues from our PER.C6 and other technologies have accounted for a substantial portion of our revenues to date and we expect that we will continue to be reliant on these revenues for the foreseeable future. If our current or prospective licensees do not develop and eventually distribute products based on our technologies, we may not be able to realize the revenues and growth we anticipate. We also may not be able to successfully develop and derive license or other revenues from new technologies, such as the STAR technology that we acquired in 2004. Our current or prospective licensees may use or develop alternative technologies or develop competing products or potential products independently or in collaboration with others, including our competitors. The dollar/euro exchange rate may make our technology less competitive or reduce our revenues. If any of our licensees become involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not require them to dedicate resources to developing and, eventually, distributing commercial products based on our technologies. Furthermore, our licensees may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements to replace those agreements. During 2004, existing licenses with NatImmune A/S, Pfizer, Inc., Cell Genesys, Inc., Schering AG and Novavax, Inc., were not renewed. In the aggregate, annual payments from these license arrangements would have amounted to €536 in 2005.

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

        We are dependent on a small number of licensees that account for the majority of our revenues. For the year ended December 31, 2004, three licensees accounted for 56% of our revenues. For the years ended December 31, 2003, and December 31, 2002 three licensees accounted for 38% and 39% of our revenues, respectively. We currently are reliant on a limited number of contracts for revenues and commercialization of our PER.C6 technology, and any termination or alteration to these agreements would have a substantial adverse effect on our licensing revenues and financial results.

        We are particularly reliant on our license agreements with sanofi pasteur and DSM Biologics ("DSM"). The licenses granted under these agreements are exclusive, which means we cannot license PER.C6 to other parties in connection with the development of the licensed influenza vaccine products or in the area of contract manufacturing for antibodies and therapeutic proteins. Such exclusivity may cause us to forego increased revenue opportunities from other third parties regarding the licensed technology over the terms of the agreements. Further, DSM is entitled to a portion of certain fees that are received with respect to its license, which could reduce the profitability of this technology to us. Finally, future payments to us under both agreements are dependent on reaching development milestones, and we rely significantly on the performance and development progress of sanofi pasteur and DSM to reach the milestones set forth in each agreement. If these milestones are not reached, our revenues from these agreements could be substantially reduced. Though our license agreement with sanofi pasteur was initially with Aventis Pasteur (prior to the merger of Sanofi-Synthelabo and Aventis in 2004), we have no indication that the nature of our contractual relationship will be materially altered by the merger or otherwise.

        We expect that a high level of licensee concentration will continue in the future. In the event that one or more of our major licensees were to terminate or substantially alter their licenses with us for any reason, we could experience a significant decrease in revenues and an adverse effect on our financial results.

        In addition, while we have been successful in increasing our revenues from government grants and subsidies and private foundations, we cannot be assured that such grant and subsidy revenue will continue in the future.

        Obtaining regulatory approval for our potential products and technologies is a costly and time-consuming process. If the relevant regulatory authorities do not approve products developed using our technologies, we or our licensees will not be able to commercialize them, and we may not receive any royalty or other revenues.

        The U.S. Food and Drug Administration, or FDA, must approve any biopharmaceutical product before it can be marketed in the United States. Comparable authorities such as the European Medicines Agency, or the EMEA, the European Commission and local regulatory bodies regulate biopharmaceutical products elsewhere. In the approval process, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. The costs of pursuing and securing regulatory approval are increasing, necessitating additional regulatory compliance expenditure on our part. Required testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain.

        Although the FDA allows PER.C6 cells to be used to produce clinical materials for clinical trials at this time, the FDA has in the past raised concerns over the history and some of the properties of PER.C6 cells. New regulations could be adopted that would preclude use of PER.C6 cells in the future. If we or our licensees are unable to satisfy regulatory authorities as to the history and properties of PER.C6 or its appropriateness as a system which companies can use to produce biopharmaceuticals, PER.C6 could not be used to produce human biopharmaceuticals and our licensing and other revenues from PER.C6 will suffer. Our other technologies have not yet been used in clinical trials, and may face significant hurdles in obtaining regulatory approval if and when such trials begin.

        If ethical, legal and social issues related to the use of genetic technology, human-based materials and animal testing negatively affect regulatory approval, patentability or market acceptance of our core technologies and of the products developed using these technologies, we would not be able to generate revenues from those products or our technologies.

        The use of genetic technology and materials derived from human fetal tissue, such as PER.C6 technology, raises many ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of our technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products (such as stem cells or genetically modified foods or organisms) could result in greater governmental regulation of our technologies and potential regulatory delays relating to the testing or approval of our own or our licensees' potential products. Advocacy groups have taken issue in the past and may take issue in the future with the use of genetic technology or materials derived from human fetal tissue, which may hinder or adversely affect regulatory approval or market acceptance of our technologies and products developed using them. Concerns over the safety of new biopharmaceutical technologies or products could result in limited acceptance by patients and the medical community. In addition, we rely on animal testing in some of our research and development and adverse public reaction to our use of animal testing could also cause us to encounter negative publicity. Any of these factors could generate negative publicity or other adverse consequences regarding our business or industry, and could reduce or eliminate the potential markets for our own or our licensees' potential products.

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

        Our commercial success also depends on not infringing patents and proprietary rights of third parties. Our work is in areas of technology where a large number of patent rights exist. As our activities in the biotechnology and biopharmaceutical markets expand and more patents are issued, the risk that our technologies and potential products may give rise to claims of alleged infringement increases. In addition, we may in the future wish to undertake activities, which raise patent infringement issues.

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

        In October, 2004 we commenced infringement litigation proceedings against CEVEC Pharmaceuticals in the District Court of Duesseldorf, Germany, arguing that CEVEC's cell line infringes a recently granted European patent for our PER.C6 technology. In December 2004 CEVEC Pharmaceuticals acknowledged three out of four of our claims, but chose to defend the remaining claim. It is possible that the court will find against us on the remaining claim, and we cannot exclude the possibility that CEVEC will also file counterclaims in separate proceedings in order to attempt to have certain of our PER.C6 patents revoked or declared invalid.

        If we or our licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, we or our licensees may be unable to develop or market products based on our technologies.

        We may be unable to earn revenues from products based on our technologies or from our own potential products if a third party does not grant us or our licensees a necessary license or offers a license only on unacceptable terms. Before we can market some of our potential products or technologies, we may need to obtain licenses from third parties who have patents or other intellectual property rights. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that we may wish to use or products that are similar to products that may be developed using our technologies. If these patent applications result in issued patents, we may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, we may be required to alter our technologies or potential products, or to avoid or stop certain activities. Our licensees may face similar problems.

        If we lose the services of key personnel or are unable to attract and retain qualified personnel, we may be unable to develop our own technologies and potential products and to execute our business plan.

        We are dependent on the principal members of our management and scientific personnel. We are particularly reliant on the members of our management board. Because of the experience our management board members have with our scientific research and development, our financial position and our business and the industry in which we operate, the loss of the services of any of them might adversely affect our results or the ongoing development of our technologies which is necessary to remain competitive and our ability to execute our business plan. The employment contracts of each of our management board members contain non-compete provisions that would apply for a period of one year after the end of their employment with us.

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

        We have experienced rapid and substantial growth and may continue to experience such growth in the future. This growth may be organic or through the acquisition of other companies or entities, and such growth will continue to place a strain on our human and capital resources. The aggregate number of full-time equivalent employees increased from 183 at December 31, 2002 to 210 at December 31, 2004. In addition, we will need to continue to expend funds to manage our operations and growth effectively. We will also need to continue to expend funds to attract and retain sufficient numbers of talented employees. If we do not have sufficient revenues to address these issues and otherwise make adequate expenditures, we may not be able to manage our growth effectively. If we are unable to manage our growth effectively, our losses could increase.

        A number of our research and product development programs depend on access to biological materials without which we would be unable to conduct this research and development.

        To continue to develop our core technologies and potential products, we will need access to biological materials, such as virus and tissue samples, which may be in limited supply. If we lose or do not obtain access to appropriate biological materials, or if tighter restrictions are imposed on their use or on information generated from them, we could be restricted or prevented from conducting our research and product development. In addition, government regulations could result in restricted access to, or use of, human and other biological material samples.

        We may have conflicts with our licensees that could make collecting payments due to us more difficult or that could negatively affect our relationship with our current and potential licensees.

        We may have disagreements with our licensees over royalty payments due to us and may have difficulty in collecting these payments. Our existing license arrangements generally entitle us to receive royalty payments for any potential products developed using our technology. We depend on our licensees to inform us when they develop products using our technology. If our licensees fail to inform us of their progress in these developments, we may not know of payments to which we would be entitled. In addition, our licensees may have difficulties making payments to us given the current economic climate or other factors. We may also incur significant expenses in collecting payments or, in some instances, we may not succeed in collecting these payments at all.

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

        Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our BioSafety Level III (BSL-III) laboratory facilities allow us to work on-site with hazardous materials like West Nile virus that we were not permitted to work with before. Our operations also produce hazardous waste products. Given the inherently dangerous nature of certain of the materials we may work with in our BSL-III laboratory facilities and other hazardous materials incident to our work, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Various applicable laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages and significant adverse publicity in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may make us adopt more labor-intensive, time-consuming or complicated practices or procedures in connection with our research, development or production activities.

        Conflicts of interest with our outside scientists may arise, which could limit our access to their expertise and impede the progress of our scientific research and development.

        We work with scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. If a conflict between their work for us and their work for another entity arises, we may lose their services. Because for some of our projects we rely to a significant extent on services of these outside scientists, if this were to happen, we may find it more difficult or expensive to continue such projects. Although our scientific advisors and collaborators generally sign agreements not to disclose our confidential information, it is possible that a certain portion of our valuable proprietary knowledge may become publicly known through them.

        We cannot be certain that our licensing or other agreements are not in breach of applicable competition laws and will not be considered void.

        We have not notified the European Commission competition authorities of any of our licensing or other agreements or sought clearance from any other competition authority. We take the view that these agreements are unlikely to be found to infringe European Union or other applicable competition regulations. It is possible, however, that our current or future similar agreements could be found to infringe applicable competition regulations. In this event, among other things, we may be subject to fines, claims of damages and our licensing or other agreements may be considered void and unenforceable. In 2004, a new regulation, the Technology Transfer Block Exemption Regulation, entered into force in the European Union, which may require us to review and possibly amend existing license and technology transfer agreements in the future to comply with the new regulation. This review process may be costly and time consuming and may require renegotiation of certain portions of our licenses and other agreements, but we do not expect this process to have a material adverse effect on our license portfolio or results.

        The anti-takeover provisions in our articles of association and the laws of The Netherlands may prevent a change in control that may be in the best interests of our shareholders.

        Our articles of association and the laws of The Netherlands may have anti-takeover effects. Among other things, our articles of association provide that the holders of our priority shares may make binding nominations for the election of our supervisory board members, and only a shareholders' resolution approved by an absolute majority of the votes cast, representing more than one-third of our outstanding shares, can set the nominations aside. One member of our management board, one member of our supervisory board and two independent members comprise the board of a foundation "Stichting Prioriteit Crucell", or the Priority Foundation, that holds all of our issued and outstanding priority shares. Furthermore, we may issue preference shares to another foundation under Dutch law, "Stichting Preferente Aandelen Crucell", or the Preferred Foundation, giving it preferred dividend rights and reducing the percentage of voting rights in the total number of votes to be cast by the holders of the other classes of shares. The chairman of our supervisory board, Pieter Strijkert, our chief executive officer, Ronald H.P. Brus and four independent members comprise the board of the Preferred Foundation. These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interest of our shareholders or offer them the opportunity to sell their ordinary shares or ADSs at a premium over the market price. See Item 10, "Additional Information" for additional information regarding the priority and preference shares and our articles of association.

        Compliance with the internal controls and evaluations and attestation requirements under the Sarbanes-Oxley Act may be expensive and time-consuming.

        Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we will be required, as a foreign private issuer, beginning in fiscal year 2006, to perform an evaluation of our internal controls over financial reporting and have our auditor publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet finalized the evaluation. Compliance with these requirements is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls, with a corresponding adverse effect on our share price.

        Our shareholders may have difficulty protecting their rights as a shareholder and in enforcing civil liabilities because we are a Dutch limited liability company.

        Dutch law and our articles of association govern issues regarding the legal organization, internal constitution, corporate authority and the liability of members of our management and supervisory boards. Our offices and all of our assets are located outside the United States. In addition, a majority of the members of our supervisory board, all of the members of our management board and management team are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. It may also be difficult to enforce a U.S. court judgment against them in a U.S. court or in a Dutch court or to enforce a Dutch court's judgment against them in a U.S. court. This can include actions under the U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. For a more complete discussion of potential difficulties in protecting your rights, see Item 10, "Additional Information—Enforcement of Civil Liabilities."

        Our ordinary shares and ADSs may have a highly volatile trading price. You may not be able to resell your ordinary shares or ADSs at or above the price you pay for them, the ADSs may vary in value, and our share price may render us vulnerable to a takeover bid.

        Our ordinary shares are listed on the Official Market of the stock market of Euronext N.V. (Amsterdam), also called the Amsterdam Stock Exchange. Our ADSs are quoted on the Nasdaq National Market. An active trading market for our ordinary shares or ADSs may not continue to develop or be sustained. The ADSs' low closing price during 2002, 2003 and 2004 has been $2.50, $3.81 and $6.38 respectively, and the closing price as of March 31, 2005 was $13.05. The trading prices of ordinary shares of biotechnology companies in general have experienced significant volatility in the past and are likely to continue to be volatile. Moreover, our share price and relatively high reserves of cash may indicate that we are vulnerable to an unsolicited takeover bid, as analysts have predicted a wave of mergers in the biotechnology industry involving companies that some investors may consider undervalued. In addition, any negative change in the public's perception of the prospects of biotechnology companies could depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may affect the trading price of our ordinary shares and ADSs, regardless of our performance.

        We believe that we were a passive foreign investment company in 2004 and expect to be classified as such in 2005, causing certain adverse U.S. tax rules to apply to investors.

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes in respect of the year 2004, and also expect to be classified as a PFIC in respect of the year 2005. Although we generally do not expect to be a PFIC in the long term, certain unfavorable U.S. tax rules apply to shareholders in companies that are PFICs in respect of even a single year. In order to minimize exposure to these rules, U.S. investors may wish to make a mark-to-market election. See Item 10, "Taxation—Taxation of U.S. Investors—Passive Foreign Investment Company Rules."

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

Business Overview

        We are a biotechnology company developing vaccines and antibodies against infectious diseases. Our product programs comprise vaccines against influenza, West Nile virus, Ebola, malaria, and tuberculosis as well as an antibody product against rabies. Our programs are in various stages of pre-clinical development. We may choose to alter or expand our pipeline to include products that, in some instances, we may co-develop and market through collaborations or strategic alliances with third parties to share risks and costs. We also expect to continue licensing our core technologies to companies in our industry.

        We generate revenues from the licensing of our proprietary technologies to pharmaceutical and biotechnology companies, from grants and government subsidies obtained to support the development of our vaccines and from service fees earned under development contracts with our partners. Neither our licensees nor we currently market any products based on our technologies. We intend to add revenues in the future from initial license fees, license maintenance fees and milestone and royalty payments from products that our licensees develop using our technologies. In addition, we expect our product development efforts to yield product revenues in the future. Our primary geographic markets are the United States and Europe.

        The proprietary technologies which we use in making our own products, and license to other companies, may overcome the safety, efficacy, yield, and/or scalability limitations inherent in many currently available products, emerging products and manufacturing processes and technologies.

        Our three core technologies are as follows:

  •
  PER.C6 technology.    Our PER.C6 technology encompasses a human cell line production system that our licensees and we use to develop biopharmaceutical products. The PER.C6 technology is currently being applied in four areas for the research, development and/or manufacture of:

  (1)
  vaccines;

  (2)
  antibodies and other therapeutic proteins;

  (3)
  gene therapy products; and

  (4)
  functional genomics, which is the study of how individual genes function.

  •
  AdVac technology.    Our AdVac technology is a recombinant vector technology that we use to develop novel adenoviral-based products. The AdVac technology is being developed to:

  (1)
  improve upon existing vectors for vaccines and gene therapy;

  (2)
  overcome the problems related to the presence of pre-existing immunity in target populations against the vector, which will potentially allow for more efficacious vaccines; and

  (3)
  specifically target cells ex vivo that play an important role in enhancing a vaccine's efficacy.

  •
  MAbstract phage antibody-display technology.    Our phage antibody-display technology, which we use to display antibody fragments on the surface of a bacteria-infecting virus called a phage, can be used in the following ways:

  (1)
  to discover disease-associated molecules, which are molecules appearing on the surface of pathogens such as viruses, bacteria and parasites, or on diseased tissue, and which we refer to as drug targets; and

  (2)
  to develop human antibodies, which are antibodies that are derived from human DNA, as therapeutics against infectious disease, or in other disease areas.

Acquisition of ChromaGenics and STAR technology

        In March 2004, we acquired the STAR technology through our purchase of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam, for a purchase price of €4,017. In connection with the purchase, we also entered into a contingent payment agreement that could result in an additional payment of €7,000 upon our receipt of revenues generated from the STAR technology. STAR is a technology discovered by Dr. Arie Otte that may be useful for the production of proteins. It has a potentially broad application for production of proteins on mammalian cell lines such as our PER.C6 human cell technology and the widely used Chinese hamster ovary (CHO) cell line. STAR technology contains genetic elements that enable high-yield gene expression, thereby potentially reducing production costs. ChromaGenics was founded by UvA Holding B.V., Dr. Arie Otte, and Dr. Niek Roosdorp as a spin-off company of the University of Amsterdam. In a joint evaluation program funded by Genentech, we and Genentech are currently investigating whether STAR technology can increase the production yields of Genentech's proprietary systems.

Strategy

        Our mission is to be a leading biotechnology company developing products to combat infectious diseases. To achieve this mission, we pursue a business strategy aimed at developing and commercializing prophylactic vaccines and therapeutic antibodies to prevent and treat infectious diseases. We work together through strategic partnerships, collaborations, licensing agreements or other contractual agreements with leaders in the industry to increase broad acceptance and promote further usage of our technologies. Parallel to these efforts, we are developing our own portfolio of vaccines and antibodies. Some of these programs are partnered, like the development of new cell based influenza vaccines, while other programs are entirely developed in house, like the development of our West Nile virus vaccine. Apart from the main strategic focus on infectious diseases, we have allocated modest resources to build skills in protein and antibody production and to maintain our existing production technology as well as to develop the newly acquired STAR technology. The latter is currently undergoing joint evaluation by us and Genentech.

        Our business strategy is based on the following business drivers:

  •
  Product pipeline offers competitive advantage.    We believe that each of our selected products either targets unmet medical needs in the area of infectious diseases, improves current medications, or is perceived as a marketable product due to predictive study models and/or due to perceived favorable regulatory conditions. We currently have five vaccine and one antibody programs in various stages of pre-clinical development, all of which are based on our PER.C6 production technology.

  •
  Our technologies provide unique points of difference to our products.    Our PER.C6 technology offers potentially significant competitive advantages in the development and commercialization of our products. The PER.C6 technology can be used to produce biopharmaceutical products that may demonstrate enhanced biological properties and prove to be potentially more efficacious and less toxic than products derived from other production systems. The technology is also well suited for the production of certain human viruses that cannot be produced efficiently at present using alternative technologies. Our PER.C6 technology offers the ability to manufacture biopharmaceutical products in large volumes, which may speed the production process and reduce manufacturing costs. In addition, our AdVac vaccine technology has been shown to evoke a stronger immune response than other commonly used vaccine vectors, while our MAbstract technology has proved capable of fast identification of effective antibodies.

  •
  Ongoing technology licensing program.    In areas where we are not developing our own products, we offer our PER.C6 technology to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. This ongoing and extensive PER.C6 technology licensing program supports and accelerates our in-house product development by providing a source of revenue as well as the potential for future, additional revenue in the form of royalties from products developed by our licensees. We believe that our licensing program results in increased awareness in, and acceptance by, the biopharmaceutical industry of PER.C6 as a production technology for biopharmaceutical products. Our AdVac technology achieved its first exclusive license during 2004 and our new STAR technology is being evaluated by a potential licensee.

  •
  Our business model promotes progress on our programs while minimizing cash burn.    While we do not expect to reach profitability until our own products or products based on our technology reach the market, we believe our business model will support our financial position until those goals are met. Based on revenues derived from licensing, government grants and service fees, together with the selective external funding of our product programs, we expect this business model to enable us to execute aggressive product development programs while covering the resultant investment increases with these improving revenues and the funding of partners.

        Our operating focus is on the progression of our product development programs to clinical trials, and we believe we have put in place the resources necessary to achieve this goal. We may decide to invest in new facilities and personnel in the future to maintain the proper infrastructure and resources needed to capitalize on available product development opportunities. We also may consider strategic acquisitions in the biotechnology industry and may enter partnerships to the extent such decisions may facilitate our strategy.

Industry/Scientific Overview

  Manufacturing Systems for Biopharmaceutical Products

        Biopharmaceutical products are therapeutics produced by means of biological production systems. Modified bacteria and yeast initially were used to produce the first generation of human biopharmaceutical products. The first available human cell-based production systems employed human cells that spontaneously acquired the ability to divide indefinitely. These include the MRC-5 and WI-38 cell lines, which were both divided from human lung tissue. These cell lines have been successfully used to produce a number of human vaccines (rubella, mumps, measles, rabies and hepatitis A). More recent and better defined human cell lines were created by extracting a small and well defined part of the genome (E1) from the adenovirus type 5 and inserting this into healthy primary human cells where it subsequently causes stable, indefinite cell growth. The immortalized cell and its progeny are called a "cell line." A number of examples of cell lines that were made by E1 immortalization, like 293 and 911, have been described in literature and were made for research purposes. To our knowledge, the only documented cell lines based on E1 immortalization principle that were made specifically for production of biopharmaceuticals, are PER.C6 and N52.E6.

  Vaccines

        Vaccines are designed to protect people against potentially life-threatening diseases, including those caused by parasites, viruses and bacteria.

        Scientific Progress in Vaccines.    Vaccines have contributed significantly to the improvement of global public health in the twentieth century. Smallpox was eradicated through the use of vaccines, and polio is well on its way to eradication. Significant developments include the introduction of combination vaccines and the development of new vaccine technologies that may advance vaccine development. Today, research is underway to develop efficacious and safe vaccines against viruses such as HIV, influenza, Ebola and West Nile virus; against parasites causing malaria; and also against inherited or acquired diseases such as cancer.

        Vaccine Formats.    A variety of vaccine formats are in use today and others are evolving through ongoing research and development efforts. Some of the most common vaccine formats include live-attenuated virus vaccines, inactivated whole-killed virus vaccines, subunit vaccines, DNA vaccines, recombinant vector-based vaccines, synthetic vaccines and peptide-based vaccines.

        Vaccine Technology Development.    A large variety of vaccine technologies are under development in an attempt to improve safety and overall vaccine efficacy. The key objectives of current vaccine technology research and development are to make safer vaccines without compromising efficacy, to generate new vaccines with stronger and broader immunogenicity, to make vaccines using more efficient manufacturing processes and to make vaccines easier to administer.

  Antibodies

        Antibodies are proteins made naturally by cells of the body's immune system. They function as one of the body's principal defense mechanisms against pathogens, which are disease-causing agents such as parasites, viruses or bacteria. Antibodies recognize and bind to invading pathogens, ultimately eliminating them. Thus, antibodies play a crucial role in protecting humans against disease. Because of their binding characteristics, antibodies can distinguish subtle cell differences between healthy and diseased cells. Antibodies are used to develop therapeutic products that can trigger the death of a target cell or bind to and block a key interaction of a disease-related cell, such as a cancer cell; to develop therapeutic products that block infectious agents; bind and neutralize toxic products; as tools in scientific research such as genomics and proteomics; and to develop diagnostic products to detect viruses or bacteria.

        Scientific Progress in Antibodies.    Methods for generating monoclonal antibodies have evolved considerably over the last 25 years. The technology originally involved immunizing mice with a target molecule and isolating relevant antibody-producing cells from the mice. Because monoclonal antibodies of rodent origin are recognized as foreign proteins and are rapidly eliminated when applied in humans, methods were developed to produce therapeutic antibodies that are of human origin. These antibodies can be developed either using transgenic mice or by means of phage antibody-display technology. Transgenic mice are genetically engineered mice that carry human antibody genes. This allows the immune systems of mice to generate human antibodies in response to any administered antigenic material. Phage antibody-display technology is the technology whereby human antibody genes are cloned into bacteriophages, which are viruses that only infect bacteria. Phages displaying antibody fragments that attach to specific molecules can be selected, enabling isolation of antibodies against targets and/or enabling the identification of target molecules. Phage antibody-display libraries are large collections of antibody-phages for use in identifying the targets and related antibodies.

Crucell Core Technologies: PER.C6 technology

  Overview

        Our PER.C6 technology provides a manufacturing system that consists of a human cell line, which can be used to produce a variety of biopharmaceutical products. We developed the PER.C6 technology from a single source of healthy, human retina cells in a controlled, documented manner. To obtain our PER.C6 cell line, we have inserted an exactly defined fragment of the E1 region of the genome of the adenovirus type 5 into a healthy human retina cell so that the cell can grow indefinitely. The PER.C6 cell line has been successfully adapted to grow without the need for serum components or materials that allow cell attachment (microcarriers) and demonstrates excellent cell densities in bioreactors. These features of our cell line are important to produce safe biopharmaceutical products in sufficient quantities.

        There are four areas in which our PER.C6 technology is currently being applied:

        Vaccine production.    PER.C6 technology can be used as a production system for developing and manufacturing both classical and recombinant vaccines.

        For classical vaccine production, PER.C6 cells are infected with the virus against which the vaccine is meant to protect. The virus is subsequently multiplied on PER.C6 cells to high virus titer, yielding a potent starting material that can be processed and purified to produce a final formulation of a whole-killed, split or subunit vaccine.

        For recombinant vaccine production, the PER.C6 technology produces delivery agents called adenoviral vectors. These vectors have been made replication incompetent and thus are only capable of delivering into the human body a portion of DNA encoding for a protein from the pathogen against which the vaccine is meant to protect. The DNA inserted into the vector can be derived from a virus, a parasite or even bacteria, providing a versatile vaccine vector platform.

        Protein production.    PER.C6 technology can be used as a production system for developing and manufacturing both antibodies and other proteins. For both antibody and protein production DNA encoding for a particular protein of interest is inserted into PER.C6 cells. These modified PER.C6 cells will secrete the desired antibody or protein.

        Gene therapy.    The primary function of PER.C6 technology in the field of gene therapy is the production of adenoviral vectors—a gene delivery mechanism based on a common human virus—that carries therapeutic genes and facilitates the delivery of the gene into the cells. Since the PER.C6 cell line is the only available cell line that does not allow any formation of classical replication competent adenoviruses during the production of replication deficient vectors, the cell line may be applied across the entire adenovirus gene therapy field.

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

  Key Features and Advantages

        We believe that our PER.C6 technology has the following key advantages over alternative manufacturing systems:

  •
  High Yields.    PER.C6 technology potentially offers a system for high yield, large-scale biopharmaceutical product production. PER.C6 can be cultured at high densities and engineered to produce large quantities of biopharmaceuticals, which helps reduce production expense.

  •
  Scalability in Serum-free Conditions.    PER.C6 cells can be cultured in a serum-free medium, without micro-carriers, in a closed bioreactor vessel. This simplifies the expansion from laboratory- to industrial-scale production, potentially leading to the production of cost-efficient biopharmaceuticals in large quantities. The use of a serum-free medium also offers the potential to significantly improve the purification of biopharmaceuticals produced using our PER.C6 technology, which may facilitate regulatory approval.

  •
  Biologics Master File at the FDA.    We have filed a Cell Substrate Biologics Master File (BMF) with the U.S. Food and Drug Administration (FDA) describing our PER.C6 technology, including its establishment, development and potential use in production processes. The FDA will only evaluate the PER.C6 technology in the context of (investigational) new drug applications. We believe that the information in our BMF will facilitate the FDA's appraisal of any biopharmaceutical product that our licensees or we produce using the PER.C6 technology.

  •
  Broad Industry Endorsement.    PER.C6 can now claim to have achieved a broad endorsement within the industry, with more than 35 licensees. A number of products are in clinical development, including an HIV vaccine at Merck and a monoclonal antibody with AME/Eli Lilly.

  •
  Human-based.    We believe that antibody and other protein products based on the human-based PER.C6 technology will demonstrate enhanced biological properties, rendering them potentially more efficacious. In addition, PER.C6 technology efficiently supports the growth of certain human viruses for vaccine development.

Crucell Core Technologies: AdVac technology

  Overview

        We use our AdVac technology, in combination with our PER.C6 production technology, to develop recombinant vaccines.

        While no adenovirus-based recombinant vaccines are currently licensed for human use, the scientific community is testing the ability of these vaccines to counter viruses (HIV, hepatitis C and Ebola), parasites (malaria) and bacteria (anthrax), to name a few. Recombinant vaccines are necessary for these diseases since inactivated whole virus vaccine approaches are either ineffective against these particular pathogens, or are too difficult or dangerous to produce. Within the field of vaccination and gene therapy, adenovirus serotype 5 (Ad5) is the most commonly used vector.

        The portion of the human population that has been exposed to Ad5 is high, and early clinical trial data demonstrates a clear correlation between the level of pre-existing immunity against Ad5 and the frequency of non-response against Ad5-based vaccines. Moreover, immunity and resistance to Ad5 has been proven to vary from person-to-person, creating difficulties with respect to vaccine dosing issues.

        We designed the AdVac technology to manage the problem of pre-existing immunity in humans against the recombinant adenovirus serotype 5 (rAd5) vaccine vector, without compromising large-scale production capabilities or the immunogenic properties of rAd5. AdVac technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35 and Ad11. The technology supports the practice of inserting DNA coding for pathogen—derived proteins into a vector. AdVac technology may also be used to develop ex vivo vaccines and gene therapy products.

  Key Features and Advantages

        We believe our AdVac technology has the following key advantages over the commonly used vector system:

  •
  Safety and Efficacy.    Because AdVac technology is based on adenovirus vectors not commonly found in the human population, pre-existing immunity to the vector is rare. This may allow for lower dosage schedules.

  •
  Scale and Manufacturing.    The cell cultures that complement AdVac technology are based on PER.C6 technology, and we expect AdVac technology to help make large-scale manufacturing of recombinant vaccines possible. We believe that the biopharmaceutical industry requires this capability to meet the global demand for vaccines required to eradicate existing and emerging infectious diseases.

Crucell Core Technologies: MAbstract technology

  Overview

        Our MAbstract technology can be applied for the discovery of novel drug targets and the identification of human antibodies against those drug targets. The MAbstract technology employs a bacteria-infecting virus called a bacteriophage, or phage, which expresses part of a human antibody on its surface. The technology employs a library of phages that carry many different human antibodies. To identify and subsequently isolate relevant antibodies, the library is contacted with pathogens, or cells suspected of carrying the drug target, or if the target is already known in advance, the library may be contacted with the target directly. Subsequently, phage antibodies binding to the diseased cells or the known target are separated from phage-antibodies that do not bind at all, or bind to healthy cells added to subtract irrelevant phage-antibodies present in the library. Since irrelevant phage-antibodies for the target in question are often present in great abundance, the subtraction step aids in enriching the phage-antibody population for potentially relevant, selectively binding phage antibodies.

        Once such phage antibodies have been isolated, they can either be used to subsequently identify the target or a specific binding place on the target (referred to as epitope), or be used to subsequently isolate the DNA coding for the binding part of the antibody. This part may genetically be combined with other parts of the antibody that have no function in binding but have assessory functions in the human immune system. Thus, different formats of antibodies with different modes of action or functions can be made, but with the same specificity for the target.

        We use our MAbstract technology to identify antibodies reactive with whole pathogens, or antibodies against protein elements from pathogens, or antibodies directed against targets already known to be associated with disease. In addition MAbstract can be used to identify targets or epitopes on disease-causing agents that were previously unknown and may make suitable candidates for antibody-based diagnosis, prevention or therapy of the associated disease.

  Key Features and Advantages

        MAbstract employs a human-based antibody-display technology. We believe that MAbstract allows for the discovery of therapeutic antibodies with several potential advantages over current technologies using transgenic mice. These advantages include the following:

  •
  Subtraction Method of Selection.    MAbstract technology selects antibodies for possible therapeutic use and discovers novel drug targets using whole cells, tissues or infectious agents. The subtraction method of selection is not available when generating human antibodies in transgenic mice.

  •
  No Inherent Limitation on Antibody Specificity.    MAbstract technology does not have the inherent limitation on antibody specificity that is seen in transgenic mice.

  •
  Production Using PER.C6 technology.    MAbstract technology has been used to isolate antibodies for numerous disease applications. Selected antibody specificities can be directly reformatted into antibodies for production using PER.C6 technology.

Licensing and Collaborations

        Licensees and partners.    Our current licensees and partners are as follows:

VACCINES

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Aeras Global TB Vaccine Foundation	Mar. 2004	PER.C6 and AdVac	Tuberculosis	Pre-clinical
sanofi pasteur	Dec. 2003	PER.C6	Influenza	Pre-clinical
Chiron Corp.	Dec. 2004	PER.C6	Alphavirus vectors	Pre-clinical
Harvard School of Medicine	Oct. 2002	PER.C6 and AdVac	SIV	Pre-clinical
International AIDS Vaccine Initiative (IAVI)	Sep. 2004	AdVac	HIV	Pre-clinical
Kimron Veterinary Institute	Jul. 2003	PER.C6	West Nile virus—Veterinary vaccine (avian)	Market authorization in Israel
MedImmune Inc.	May 2002	PER.C6	Influenza-related	Pre-clinical
Merck & Co. Inc.	Oct. 2000	PER.C6	Hepatitis C	Pre-clinical
Merck & Co. Inc.	Oct. 2000	PER.C6	HIV	Phase II
Merial LLC	Oct. 2004	PER.C6	Foot and mouth disease	Pre-clinical
National Institutes of Health (NIH)	Mar. 2002	PER.C6 and AdVac	Ebola, Lassa and Marburg	Pre-clinical
National Institutes of Health (NIH)	Mar. 2004	PER.C6 and AdVac	Malaria	Pre-clinical
New York University	Aug. 2002	PER.C6 and AdVac	Malaria	Pre-clinical
Vaxin, Inc.	Sep. 2004	PER.C6	Respiratory viruses	Pre-clinical
Walter Reed Army Institute of Research & GlaxoSmithKline Biologicals	Mar. 2003	PER.C6 and AdVac	Malaria	Pre-clinical
Singvax	Mar. 2005	PER.C6	Japanese Encephalitis	Pre-clinical

ANTIBODIES AND THERAPEUTIC PROTEINS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Applied Molecular Evolution, Inc. (Lilly)	Oct. 2002	PER.C6	Portfolio antibodies	Phase I
Biogen Idec, Inc.	Dec. 2003	PER.C6	Undisclosed	Pre-clinical
Centocor Inc. (Johnson & Johnson)	Dec. 2002	PER.C6	Portfolio antibodies	Pre-clinical
Chiron Corp.	Jun. 2004	PER.C6	Portfolio antibodies	Pre-clinical
GlaxoSmithKline Ltd	Aug. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Innogenetics	Jan. 2002	PER.C6	Portfolio antibodies	Pre-clinical
JCR Pharmaceuticals Co. Ltd	Mar. 2005	PER.C6	Undisclosed proteins	Pre-clinical
Merck & Co., Inc.	May 2003	PER.C6	Portfolio antibodies	Pre-clinical
Merus B.V.	Jun. 2004	PER.C6	Portfolio oligoclonics	Pre-clinical
Micromet AG	Nov. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Millipore Corp.	Mar. 2003	PER.C6	Undisclosed	Pre-clinical
MorphoSys AG	Sep. 2004	PER.C6	Portfolio antibodies	Pre-clinical
PanGenetics	Jun. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Roche	Jan. 2005	PER.C6	Undisclosed proteins	Pre-clinical
Synergenics/Synco Biopartners Investments B.V.	Aug. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Genentech	Feb. 2004	STAR	—	Evaluation
Mitsubishi Pharma Corporation	Mar. 2005	PER.C6	Undisclosed proteins	Pre-clinical

GENE THERAPY

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Edwards Life Sciences Corp.	Nov. 2004	PER.C6	Portfolio	Pre-clinical
EMD Lexigen Pharmaceuticals Corp. (Merck KgaA)	Dec. 2001	PER.C6	Portfolio	Pre-clinical
Eurogene Ltd (Ark Therapeutics)	Nov. 2000	PER.C6	Portfolio	Pre-clinical
GeneMax Pharmaceuticals Inc.	Aug. 2003	PER.C6	Portfolio	Pre-clinical
GenVec Inc.	Jul. 2002	PER.C6	Cardiovascular	Phase II
GlaxoSmithKline Ltd.	Feb. 1999	PER.C6	Portfolio	Pre-clinical
Merck & Co., Inc.	Nov. 1998	PER.C6	Portfolio	Pre-clinical
ML Laboratories Ltd.	Jun. 1998	PER.C6	Portfolio	Phase I/II
NeoTropix	Mar. 2004	PER.C6	Oncology	Pre-clinical
Selective Genetics Inc.	Jun. 2001	PER.C6	Portfolio	Phase I/II
Transgene SA	Apr. 2001	PER.C6	Portfolio	Phase I/II
Wyeth	Jul. 2004	PER.C6	Non-disclosed	Pre-clinical
Vascular Biogenics Ltd	Mar. 2005	PER.C6	Portfolio	Pre-clinical

ALLIANCES WITH CONTRACT MANUFACTURERS FOR PRODUCTION

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	AREA
Cambrex	Aug. 2004	PER.C6	Medium development
DSM Biologics	Dec. 2002	PER.C6	Therapeutic proteins (including antibodies)
Gene Medicine Japan, Inc.	Oct. 2003	PER.C6	Recombinant vaccines & gene therapy products (Asia)
Hyclone, Inc.	Dec. 2003	PER.C6	Medium development
Invitrogen Corp.	Jun. 2003	PER.C6	Medium development
JRH Biosciences Inc.	May 2004	PER.C6	Medium development
Molecular Medicine BioServices, Inc.	Dec. 2001	PER.C6	Recombinant vaccines & gene therapy products (USA)
Sigma-Aldrich Corp.	Dec. 2003	PER.C6	Medium development

FUNCTIONAL GENOMICS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	AREA
Galapagos Genomics N.V.	Jun. 1999	PER.C6	Genomics

        License agreement structure.    Our customers can elect to take either a license for commercial development or a license for research only. In addition, we have issued exclusive licenses to certain licensees. Our research licenses granted in the areas of antibodies and gene therapy typically cover the entire portfolio of antibodies and genes, respectively, that the customer may wish to use in the future. The general payment structure under the terms of our commercial licenses is as follows:

  •
  One-time issuance fee.    We charge our licensees a one-time issuance fee, the amount of which is determined by the nature of the licenses, e.g., whether the license is for commercial development or research use, whether the license is exclusive or non-exclusive, and the area of use of the license.

  •
  License maintenance.    Our licensees pay annual fixed payments to maintain their licenses. The license maintenance fee is paid annually and generally offset against any royalty payments accruing from the time of initial commercial sales.

  •
  Milestone payments.    Certain licenses provide for additional fees to be paid if the applicable licensee achieves certain agreed upon targets, or milestones. Milestone payments are typically not offset against future royalty payments.

  •
  Royalty payments.    With the exception of a limited number of licenses (including Transgene SA, MedImmune, Millipore and Galapagos Genomics), we will receive a percentage of the value of any net sales that the licensee may generate related to the eventual product. Royalty payments are typically only payable once they exceed the license maintenance fees. Our license agreements generally do not contain stacking provisions, meaning that royalty payments are not reduced in the event that total payments by the licensee to all licensors go above a certain percentage. We have received minor royalty payments from one licensee, Molecular Medicine BioServices, Inc., a contract manufacturing organization that licensed our PER.C6 technology to offer manufacturing recombinant vaccines and gene therapy products.

  •
  Service fees.    As part of various collaboration agreements, we receive service fees for work performed under such agreements.

        Research licenses provide for lower issuance and license maintenance fees and do not provide for royalty payments. Generally our research licenses provide that the license may be converted into a commercial license, and furthermore typically do not allow (late) clinical development and commercial distribution of any product using the licensed technology.

        Our commercial license agreements generally provide that the applicable commercial license will expire after the expiration of the last applicable patent or 10 to 15 years after the first commercial sale of a product developed under the agreement with that licensee. Our research licenses generally expire two to five years after their effective date. Most of our licenses may be terminated on 90 days' notice from the licensee. Generally, licensees may assign or sub-license their rights. Under our license agreements, because the technology that we transfer is fully-developed, we are not required to deliver any updated technology to any of our licensees, though we update our know-how with respect to our technology from time-to-time through Biologics Master Files to which our licensees have access.

        Exclusive Licenses.    We have issued certain licenses to licensees on an exclusive basis. These licenses generally state that we will not provide the licensed technology to a party other than the exclusive licensee for use in the area covered by the exclusive license. These licenses also generally provide for higher payments. For example, our agreement entered in December 2003 with Aventis Pasteur (now sanofi pasteur) for the development and commercialization of PER.C6-based influenza vaccines includes provision for milestone payments, annual payments and research and development funding, as well as high single- up to double-digit royalties on future PER.C6-based influenza vaccine sales. The agreement also includes financial diligence provisions designed to encourage sanofi pasteur to obtain successful regulatory approval in the United States (FDA registration and approval) and Europe (EMEA registration and approval) for the PER.C6-based influenza vaccine as promptly as possible. In 2004, we granted an exclusive license to the International AIDS Vaccine Initiative (IAVI) for the development of an AIDS vaccine based on our AdVac technology. Other exclusive licenses include our agreements with DSM Biologics for the contract manufacturing of recombinant proteins and monoclonal antibodies under PER.C6 licenses and Merck & Co. for a PER.C6-produced HIV/AIDS vaccine. An extension to our agreement with Merck relates to our PER.C6 Cell Substrate Biologics Master File (BMF), BB-MF 8453 in the U.S., and equivalents in other jurisdictions. We will work with Merck on matters relevant to maintaining the BMF, including the provision of technical assistance and guidance from Merck as appropriate. We believe that this agreement broadens our relationship with Merck and helps to ensure that our BMF will be upgraded in line with evolving regulatory guidelines.

Manufacturing Services

        We follow good manufacturing practice level (GMP) manufacturing services for our customers. We have built a small-scale production facility in Leiden, The Netherlands, and in 2000 we obtained the license required for the manufacture of clinical trial materials at this facility from the Dutch regulatory authorities. To date we have used the facility to manufacture clinical grade adenoviral vectors. The production facility consists of classified clean rooms suitable for manufacturing of purified bulk drug product. We continuously explore additional or alternative uses for our GMP production facility. Production and testing is done under quality assurance control. Full batch documentation is generated and reviewed for product release according to EU and U.S. regulations.

        We have signed manufacturing service agreements with a few of our customers. Under these agreements, we have produced and may produce in the future clinical batches of adenoviral materials or other materials using our PER.C6 cell line for the applicable licensee. We have received and may receive in the future initial fees upon signing and subsequent payments upon delivery of the batches we produce in accordance with the specifications of the agreement.

Research and Development

  Overview

        Our PER.C6 technology, complemented by our AdVac and MAbstract technologies, drives the development of our current product pipeline. We continue to develop our technologies while selecting product leads for further development based on careful product selection criteria that support our long-term business objectives. We currently have several potential products in various stages of pre-clinical development. We may enter into collaborative and/or strategic alliance arrangements with third parties to co-develop and market products that we may develop.

        Our primary focus is the development of a range of novel vaccine and antibody products in the area of infectious diseases. We currently have five core programs in various stages of pre-clinical development, together with two early-stage discovery programs:

        PER.C6.    Our core influenza (as part of our collaboration with sanofi pasteur) and West Nile virus vaccines are both being produced using our PER.C6 technology.

        PER.C6 and AdVac.    Our Ebola and malaria vaccines are recombinant vaccines based on PER.C6 that also use AdVac technologies. In addition to these core programs, a new collaboration with the Aeras Global TB Vaccine Foundation was announced in March 2004 for the pre-clinical and clinical development of candidate tuberculosis (TB) vaccines based on PER.C6 and AdVac.

        PER.C6 and MAbstract.    In 2003 our Antibody Discovery Group also turned its attention towards infectious diseases, and in 2004 the discovery of its first two human monoclonal antibody products was announced. The first, for protection against SARS, is currently on hold, while our rabies antibodies announced in November 2004 becomes an additional core product program.

        A short description of each of our potential products, and the diseases those products target, follows.

  Influenza

        Each year approximately 10-20% of the world's population contracts influenza, and an estimated 250,000 to 500,000 people die annually from influenza-associated complications. As well as these annual epidemics, a major genetic shift in the influenza virus can occasionally lead to a deadly new virus strain to which the human population does not have immunity, resulting in a global pandemic. Concerns currently exist that a new avian influenza strain (H5N1) endemic among birds in Asia, and showing high pathogenicity for humans, could present a genuine pandemic threat.

        Influenza vaccines are classically produced on embryonated chicken eggs. However, various challenges have led the biopharmaceutical industry and the scientific community to explore other ways of producing influenza vaccines. Currently, cell culture systems are being developed for influenza vaccine production based on African Green Monkey Kidney (VERO) cells and Madin Darby Canine Kidney (MDCK) cells. These cell systems often need to be grown on micro-carriers, which makes the production process expensive and difficult to scale. In contrast, PER.C6 cells grow well in suspension and are easily scalable, potentially permitting the production of cost-efficient vaccines in large quantities. Virus yields on VERO cells have been shown to be significantly lower than the yields grown on PER.C6 cells. PER.C6 can produce all influenza strains that we have tested, possessing the different receptors required for the production of both human strains and the avian strains that may present a pandemic threat.

        Based on these factors, we made the decision in the second half of 2003 to go forward with our influenza vaccine product development based on an inactivated split virus vaccine concept. In this regard, influenza vaccines are well defined as a product. The safety and efficacy of such influenza virus vaccines is proven—vaccine production is the main challenge.

        In December 2003, we entered into a strategic agreement with sanofi pasteur to further develop and commercialize novel influenza vaccines using our PER.C6 production technology. Please refer to the "Licensing—Exclusive Licensees" section of Item 4 for more information about this agreement. Sanofi pasteur is the world leader in vaccines, and has been the largest supplier of influenza vaccines for more than 50 years, providing more than 100 million doses worldwide during the 2003-04 season. Since the inception of the collaboration, production processes have been under development, with the production of a GMP master cell bank already completed. Sanofi pasteur has contracted a leading CMO for an engineering concept study for vaccine production in 20,000 liter bioreactors. We expect the collaboration to commence clinical trials in 2005.

  West Nile Virus

        Named for the West Nile district of Uganda where the disease was discovered in 1937, West Nile virus infection can lead to mortality in humans and animals by causing a fatal form of encephalitis, or inflammation of the brain. It is estimated that 20% of the people who become infected with West Nile virus will develop West Nile fever. Persons over 50 years of age have the highest risk of developing a severe disease, such as meningitis, an inflammation of the membrane around the brain and the spinal cord, or encephalitis. Since 1999, West Nile virus has caused disease in more than 16,000 U.S. citizens, leading to 650 deaths.

        Continued efforts are being made to find suitable treatments and vaccines to stop this virus. The virus may become a recurring threat in the United States. In 2003 and 2004, a number of West Nile virus cases were reported in Europe.

        In June 2003, we announced our decision to develop a vaccine against the West Nile virus based on our PER.C6 technology. Our vaccine uses an inactivated whole virus concept, which is different from vaccines currently under development by our competitors. Currently there is no vaccine or antiviral therapy available to protect humans against West Nile virus.

        In a separate but related program, we entered collaboration with Kimron Veterinary Institute of Israel in June 2003, granting Kimron a license to our PER.C6 technology to develop a West Nile veterinary vaccine for use in geese and other birds susceptible to the virus in Israel. This veterinary vaccine achieved market authorization in Israel on June 3, 2004 and we expect that it will be produced for distribution prior to the 2005 West Nile season. Kimron intends to replace its existing West Nile veterinary vaccine, which is produced using mouse brain cells, with the PER.C6-based vaccine. Under the terms of the agreement, Kimron has commercial rights to the PER.C6-based West Nile veterinary vaccine in Israel.

        The significance to our human vaccine program is that a PER.C6-based vaccine protects against the Israel 1998 Goose strain of West Nile virus. The fact that this strain is closely related to the New York 1999 strain, which caused the West Nile outbreaks in the U.S., supported our decision to develop a West Nile vaccine for humans. We intend to enter clinical trials with our human West Nile virus vaccine in the fourth quarter of 2005. An agreement with the Netherlands Vaccine Institute (NVI) was announced in November 2004 for the manufacture of the vaccine at NVI's new BSL-3 (BioSafety Level 3) plant for use in the human clinical trials.

  Ebola

        Ebola fever is one of the most lethal viral diseases, with a mortality ranging from 50% to 80%. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. To date, approximately 2,000 cases have been reported since the virus was first discovered in 1976. The

Ebola virus belongs to the group of "hemorrhagic fever viruses," which also includes the highly pathogenic Marburg and Lassa viruses. Ebola virus causes a disease characterized by high fever and massive internal bleeding. Because no vaccine or therapy is presently available, Ebola virus is on the Centers for Disease Control (CDC), National Institutes of Allergy and Infectious Diseases (NIAID), and U.S. Department of Defense Category "A" list of bioterror agents. In 2003 the U.S. government announced that once available, an Ebola vaccine will be stockpiled as part of its preparedness for bio-terror attacks under Project BioShield, a comprehensive effort to develop and make available modern, effective drugs and vaccines to protect against attack by biological and chemical weapons. The BioShield Act was passed by Congress and signed by President Bush in July of 2004, with a total appropriation of US$5.6 billion across all programs.

        Numerous attempts to vaccinate against Ebola virus using inactivated virus or protein-based vaccine modalities have failed, and developing a live attenuated vaccine is considered too dangerous. However, it has been shown that a single-dose immunization with a recombinant adenovirus (expressing Ebola virus proteins) vaccine protects monkeys against an otherwise lethal challenge with wild-type Ebola virus. Based on these results, we decided to develop an Ebola vaccine. The vaccine could provide protection from the lethal virus in the event of biological warfare.

        We have entered into a Collaborative Research and Development Agreement (CRADA) with the Vaccine Research Center (VRC) of the National Institutes of Health (NIH) in the United States to jointly develop, test and manufacture an adenovirus-based Ebola vaccine. Under the terms of the agreement, we have an option for exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. In August 2002, the CRADA was extended to cover vaccines against Marburg and Lassa infections. The recombinant vaccine will encompass the glycoproteins and the nucleoprotein of Ebola virus, but cannot replicate in humans. This method thus provides a very important safety advantage, while ensuring that a strong humoral and cellular immune response is elicited against the Ebola virus. Under a separate production contract with NIH, we are manufacturing adenovirus Ebola vaccine vectors according to current good manufacturing practice (cGMP) requirements. In March 2005 we extended the CRADA with NIH and continue to develop this vaccine and will use the Ebola vaccine results in the development of Marburg and Lassa vaccines. In addition, we obtained an exclusive license to certain NIH patents to develop and commercialize recombinant vaccines against Ebola. The patents cover valuable vaccine components, such as Ebola antigens and vectors. In addition, the license covers 'one-shot' emergency vaccination strategies that have proven to be effective in relevant animal models.

        In experiments conducted by the VRC together with the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) during the first half of 2004, our vaccine candidate confirmed single-dose protection of monkeys against Ebola. What set the results of this trial apart from the earlier successful trial, which established a proof-of-concept, was that the vaccine in this instance was produced on PER.C6. All preclinical material was produced at Crucell's FDA-compliant production facilities in Leiden. The positive results have seen clinical trial initiation set for the fourth quarter of 2005.

        In 2002 the FDA issued the so-called "two animal" or animal efficacy rule, which states that efficacy studies in man are not required to obtain a product license for special categories of products as long as efficacy is established in two independent animal models and safety in man. Our Ebola vaccine may be a candidate for regulatory approval under this rule, and the use of the two animal rule could potentially speed up the approval process for our Ebola vaccine.

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

        Currently there is no commercially available vaccine to protect against malaria. Our candidate malaria vaccine is based on our AdVac technology and produced using our PER.C6 technology. In a study carried out by the Department of Medical Molecular Parasitology at New York University, the efficacy of our malaria vaccine candidate was tested in NYU's mouse malaria model. The study showed that a single administration of a prototype AdVac vaccine, a recombinant adenovirus 35 (rAd35) vector expressing the malaria parasite-derived immunogenic circumsporozoite antigen, protects mice upon challenge with the mouse specific parasite.

        In March 2003, we entered into collaboration with the Walter Reed Army Institute of Research (WRAIR) and GlaxoSmithKline Biologicals (GSK) under a Cooperative Research and Development Agreement (CRADA). Pursuant to this agreement, we have been working with WRAIR and GSK to evaluate our AdVac malaria vaccine candidate directed against the human malaria parasite Plasmodium falciparum. Our vaccine candidate is being tested as a stand-alone vaccine and in combination with GSK's RTS,S malaria vaccine candidate. The GSK malaria vaccine candidate RTS,S has been shown to confer partial protection to human volunteers in both a laboratory challenge model conducted at WRAIR and under natural challenge conditions in a field study conducted in the Gambia. Phase IIb pediatric trials conducted in Mozambique and reported in The Lancet medical journal in October 2004 demonstrated further promising results, with the vaccine protecting some infants against infection and making the course of the disease less serious and life threatening in others.

        Studies in monkeys conducted during 2004 as part of the CRADA resulted in excellent immune responses for our AdVac-based malaria vaccine. Further, in March 2004 it was announced that the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), will support the development of our candidate malaria vaccine. The agreement has an estimated value of up to US$3.5 million and will cover process development of the candidate AdVac-based malaria vaccine including the production of clinical trial material and Investigational New Drug (IND) filing. The work will be done under a subcontract agreement with Science Applications International Corporation (SAIC). It is expected the vaccine will enter the clinic in the second quarter of 2006.

        A further boost to the program was received at the end of 2004 with the December announcement of a grant up to a maximum of EUR 2 million from the Dutch Ministry of Economic Affairs in support of our malaria research and AdVac technology development. Research carried out under this grant will aim to expand the number of antigens able to be carried by an rAd35-vectored vaccine, such as our AdVac-based malaria candidate.

Tuberculosis

        Mycobacterium tuberculosis (TB) represents one of the most prevalent infectious diseases throughout the world. It is estimated that 2 billion people are infected with TB, representing a third of the world's population. Each year sees 8 million new cases and 2 million deaths as a result of the disease.

        TB is spread when people who have the active form of the disease cough or sneeze and people nearby breath in these bacteria and become infected. Only 5-10 percent of infected but otherwise healthy people develop an active TB disease. Most people who carry the bacteria suffer no obvious symptoms and cannot pass on the disease to others during this latent phase of the infection. But if the immune system is weakened, active TB disease can occur. This occurs most in people infected with HIV/AIDS, which severely weakens the immune system.

        The increased incidence of TB is a consequence of the spread of HIV/AIDS, the emergence of multi-drug resistant strains of TB and variability in protective efficacy of the only currently available vaccine, Bacillus Calmette-Guérin (BCG). Although the BCG vaccine offers protection against the most serious forms of TB in childhood, its efficacy wanes over a period of 10-15 years after the vaccination. A need for an alternative vaccination approach has emerged in the last two decades.

        In March 2004 we announced a new collaboration with the Aeras Global TB Vaccine Foundation on the pre-clinical and clinical development of candidate tuberculosis (TB) vaccines. The Crucell-Aeras TB vaccine program will focus on improvement of BCG, using our PER.C6 and AdVac technologies. Aeras has agreed to provide us up to $2.9 million contingent upon meeting certain development milestones, for development of TB vaccine candidates.

  Rabies

        Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalopathy and ultimately death if medical treatment is not sought before symptoms appear. Rabies is prevalent in all the continental regions of Europe, Asia, America and Africa. Greenland and countries in Eastern Europe also have rabies in their animal populations. Globally, approximately 10 million people a year are treated after exposure to rabies. Some 40,000 to 70,000 people are thought to die of the disease each year, mainly in China and India.

        Post-exposure treatment for Rabies is 100% effective and involves the use of a vaccine plus antibodies. Neither vaccine nor antibodies are effective independent of one another. Current supply and quality of rabies vaccine is sufficient, but anti-rabies antibodies (Human Rabies Immune Globulin (HRIG) and Equine Rabies Immune Globulin (ERIG)) are widely recognised as being insufficient in quality and supply, as well as posing safety concerns because they originate from human or equine serum. Market opportunities for rabies treatments are projected to grow significantly as affected countries such as India and China grow in affluence.

        We have developed a human monoclonal antibody product in collaboration with two leaders in the rabies antibody field, the Thomas Jefferson University (TJU) based in Philadelphia and the U.S. Centers for Disease Control and Prevention (CDC) in Atlanta, using MAbstract and PER.C6.

        In experiments conducted during 2004 in collaboration with TJU and under a Collaborative Research and Development Agreement (CRADA) with the CDC, the antibody product demonstrated protection in the industry standard hamster model at least equivalent to HRIG.

  Research to Improve Our Core Technologies to Maintain Our Competitive Position

        To maintain our competitive position, in addition to the research and development we conduct as part of our everyday operations, we continually research improvements to and potential new versions of our core technologies. These efforts include the PER.C6 cell line, where we continually search for additional areas of application, MAbstract, AdVac and STAR. In the area of vaccines, we are working to identify viruses that can be grown using the PER.C6 technology, which could then be developed into vaccines. In addition to testing for additional applications of our existing PER.C6 technology, we are researching the creation of new cell lines from a variety of cell sources.

Other Collaborations and Agreements

  Galapagos Genomics N.V.

        Galapagos Genomics N.V. ("Galapagos") is a privately-held discovery company focused on the rapid identification of disease-modifying drug targets through the functional screening of human disease models, and the subsequent progression of these targets into drug discovery. Founded in Belgium in 1999 as a joint venture between IntroGene (Crucell's predecessor) and Tibotec-Virco (acquired by Jansen Pharmaceutica, a Johnson & Johnson company), it was established to put PER.C6 technology to use in the field of functional genomics. Research activities at Galapagos encompass internal programs in osteoporosis, rheumatoid arthritis, osteoarthritis and Alzheimer's disease, as well as numerous partnerships with pharmaceutical, nutraceutical and biotechnology companies. A newly established services unit, Galadeno, provides reagents and functional screens to such companies for the rapid identification and validation of novel drug targets. Partners of Galapagos include Bayer, Boehringer Ingelheim, Celgene, Johnson & Johnson, Organon, Pfizer, Procter & Gamble, Vertex and Wyeth.

        Galapagos holds an exclusive license to our PER.C6 technology for conducting activities in the field of functional genomics research. Under the license, Galapagos uses PER.C6 technology in conjunction with Tibotec's bioinformatics technology to generate adenoviral gene libraries. Tibotec and Crucell have agreed not to compete with the activities of Galapagos Genomics, which holds the rights to the products and technology that it develops.

        Galapagos Genomics represents a financial investment for us, and we expect that we may sell our interest at some point in the future. Our current ownership has decreased to 20.8% as a result of private financing by Galapagos in 2002 that raised €23.4 million.

        On March 9, 2005 we announced that Galapagos is considering a Euronext stock exchange listing in 2005. The primary reason for the listing is to raise additional funds to enhance Galapagos' drug discovery operations, which are predominantly aimed at developing breakthrough medicines for the bone and joint diseases osteoarthritis, osteoporosis and rheumatoid arthritis.

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

  Consulting Arrangements

        We hire people with high-level experience in our fields of interest to provide advice and consulting services. We generally pay consultants on a per project basis and their term generally runs year-to-year. We require consultants, among other things, to adhere to confidentiality undertakings, and generally we have the right to all intellectual property created during the term of the consulting agreement.

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

        In addition to retaining outside patent counsel, we also employ European and Dutch patent attorneys that file, prosecute, defend and enforce patent rights as well as manage our patent portfolio. Our patent portfolio comprises 661 active cases (i.e. granted patents in force or pending patent applications) as of December 31, 2004. We aggressively protect our inventions and employ a proactive filing strategy with respect to patent applications. Our portfolio management involves active commercialization and enforcement strategies combined with disposal of cases that we no longer consider commercially attractive.

        The following table reflects the total number of active cases (pending or granted) through December 31, 2004, organized according to our different fields of operation. All figures include acquired and jointly owned patent cases, but exclude patent positions licensed-in from third parties. Patent filings classified under vaccines relate to AdVac-based and classical vaccines. Patent filings classified under antibodies relate to antibodies and/or drug targets, excluding the enabling technologies. Patent filings classified under technology primarily relate to cell-based production technology, adenoviral vector technology, STAR-technology and related technology, functional genomics and target and antibody discovery technology.

	Patent Filings
	Pending	Granted	Total Active
Vaccines	155	104	259
Antibodies	70	22	92
Technology	131	71	202
Gene Therapy	53	55	108

Total	409	252	661

        The following table summarizes the first filings for new inventions and the number of patents granted during 2004.

	First Filings and Granted Patents in 2004
	First filings for new inventions	Granted patents
Vaccines	4	52
Antibodies	19	3
Technology	3	41
Gene Therapy	1	35

Total	27	131

        Our new filings in the vaccine field in 2004 reflect our efforts to further strengthen our patent portfolio in support of product development programs in that area. The new filings in the area of antibodies reflect our intensified research and development in the field of infectious diseases and, to a lesser extent, the completion of development programs in the field of target and antibody discovery in oncology. The new filings in the technology area relate to our continuing effort to protect and commercialize the PER.C6 technology and related uses of the PER.C6 cell lines. Since we are not actively involved in gene therapy research and development, only one new filing has been made in that area during 2004.

        We maintain a geographically diversified filing strategy, depending on our technological and business needs, as well as our view of long-term economic trends and developments in legal systems in various parts of the world. As of December 31, 2004, we have 96 pending applications in the EU,(1) 117 pending applications in the U.S.,(2) 31 international patent applications (so-called "PCT(3) applications") and 165 applications in the rest of the world.(4)

  (1)
  EU refers to filings made under the European patent convention. The EU figures do not include European patent applications designated in Patent Cooperation Treaty (PCT) applications while still in the international phase.

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

        A significant number of our pending patent applications are filed under the Patent Cooperation Treaty (PCT), which offers a cost-effective method to seek provisional worldwide protection in more than 100 countries and territories for the duration of 30 or 31 months from the filing date. The decision to divide the PCT application into territories in which a granted patent is desired may be postponed until the obtainable scope of protection and the technical and commercial usefulness of the invention becomes clearer.

        We currently own or co-own 164 granted patents in the EU territory, 29 patents in the U.S. and 59 patents in the rest of the world. During the pendency of a European patent application, a single application may designate 30 countries but is counted as one pending application. As soon as the European patent application is granted it may be validated for each of the designated countries by filing a translation into the official language of that designated state. Once such a translation has been filed, we count each such patent as a separate patent.

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

        In 2004, a new regulation, the Technology Transfer Block Exemption Regulation, entered into force in the European Union, which may require us to review and possibly amend existing license and technology transfer agreements in the future to comply with the new regulation. This review process may be costly and time consuming and may require renegotiation of certain portions of our licenses and other agreements.

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

        In October 2004 we commenced infringement litigation proceedings against CEVEC Pharmaceuticals in the District Court of Duesseldorf, Germany, arguing that CEVEC's cell line infringes a recently granted European patent for our PER.C6 technology. In December 2004 CEVEC

Pharmaceuticals acknowledged three out of four of our claims, but chose to defend the remaining claim. It is possible that the court will find against us on the remaining claim, and we cannot exclude the possibility that CEVEC will also file counterclaims in separate proceedings in order to attempt to have certain of our PER.C6 patents revoked or declared invalid.

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

        When licensing our technology to third parties we seek to obtain access to any improvement patents via so-called grant-back provisions to reduce the risk of being exempted from using such improvements for our own benefit, or that of our licensees.

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

        We also hold a license under the phage antibody display patent portfolio owned or controlled by Cambridge Antibody Technology and MRC, a cross-license with Transgene S.A. under which we granted to Transgene a non-exclusive PER.C6 license for the manufacture and sale of certain types of vectors for use in gene therapy, and a license to phage antibody-display technology and part human, or chimeric, binding proteins and molecules from Enzon Corporation's subsidiary, SCA Ventures, Inc.

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

Seasonality

        Our revenues are related to specific license agreements and can therefore vary materially from quarter to quarter. Our revenues were highest during the second quarter of 2004. We do not believe there is any specific seasonal pattern to our license or government grant revenues.

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

        Obtaining product approval is a costly and time-consuming process. All of our potential products, and those of our licensees, are either in research or development. Any products our licensees or we develop will require regulatory clearances prior to clinical trials and additional regulatory clearances prior to being produced and distributed commercially. These regulatory processes are generally stringent and time-consuming. We expect the European Medicines Agency (EMEA) in Europe, the Food & Drug Administration (FDA) in the United States, the College ter Beoordeling van Geneesmiddelen (CBG) in The Netherlands and comparable agencies in other countries to subject new biopharmaceutical products to extensive regulation. These regulatory requirements with which our licensees and we will have to comply will evolve over time due to the novelty of the biopharmaceutical products and therapies currently under development. Fortunately, the harmonization of these requirements is promoted at an international level (International Conferences on Harmonization (ICH)) to avoid unnecessary repetition of studies when seeking approval in various countries. Under the current definitions, we believe that products developed using our technologies will be regulated either as biological products or as drugs.

        Before marketing a (bio)pharmaceutical product, companies require regulatory approval from the relevant authorities. To obtain this approval, pre-clinical animal studies and human clinical trials must be conducted to demonstrate the safety and efficacy of the product candidates. Clinical trials are the means by which experimental drugs or treatments are tested in human volunteers. New therapies typically advance from laboratory research testing through animal pre-clinical testing and finally through several phases of clinical human testing. On successful completion of the clinical trials and demonstration that the product can be manufactured in a safe and consistent manner, approval to market the biopharmaceutical may be requested from the EMEA in Europe, the FDA in the United States or their counterparts in other countries.

        Clinical trials are normally done in three phases:

  •
  Phase I: First clinical trial of a new compound, generally performed in a small number of human volunteers, to assess clinical safety, tolerability as well as metabolic and pharmacologic properties.

  •
  Phase II: Clinical studies that test the safety and efficacy of the compound in patients with targeted disease with the goal of determining the appropriate doses for further testing and evaluating study design as well as identifying common side effects and risks.

  •
  Phase III: Large-scale clinical studies with several hundred or several thousand patients to establish safety and effectiveness for regulatory approval for indicated uses and to evaluate the overall benefit-risk relationship.

  Europe

        There is a broad range of legislation in force in member states of the EU governing the testing, manufacturing and marketing of biopharmaceutical products, both at an individual as well as a central level (European Commission Directives). This legislation imposes specific requirements on various topics including pre-clinical and clinical testing and the operation of laboratories and manufacturing sites. Furthermore, there are specific directives and other legislation on, among other things, pricing, distribution, labeling and advertising of medicinal products.

        At the central level, legislation on medicinal products was first enacted in Directive 65/65/EEC: "on the approximation of provisions laid down by law, regulation or administrative action relating to medicinal products". Subsequent Directives (75/318/EEC, 75/319/EEC and 93/39/EEC) have further amended and expanded the original provisions, resulting in a system for the regulation of drugs, or medicinal products as they are called in the EU, based on the principle of mutual recognition. Under this mutual recognition procedure, the applicant first submits its product for review to one or more EU member states. The first member state that decides to evaluate the product is called the reference member state. After the reference member state has assessed the medicinal product for quality, safety, and efficacy and has granted a national marketing authorization, other member states that have received copies of the application have 90 days for evaluation before they must grant authorization as well. In case of refusal, the application will be sent to the Committee for Human Medicinal Products (CHMP) for arbitration.

        An alternative, centralized, approach for registration has been provided by Directive 93/41/EEC and Council Regulation No 2309/93, which lay down EU procedures for the authorization and supervision of medicinal products for human and veterinary use and establish a European Medicines Agency (EMEA). Under this centralized procedure, which has been implemented for so-called high technology medicinal products, particularly those derived from biotechnological processes, applicants submit their dossier for authorization to the EMEA. The EMEA coordinates the assessment process by appointing two EU member states as a rapporteur and co-rapporteur, respectively, who will assess the application and prepare draft reports for review by the CHMP. The CHMP issues an opinion on the product's quality, safety and efficacy and sends its opinion to the European Commission, which drafts a decision based on that opinion. After consulting with its standing committee, the European Commission may grant a marketing authorization, subject to adequate evidence of quality, safety and efficacy. The marketing authorization granted is valid in all EU member states.

        Since May 1, 2004, the Clinical Trial Directive (2001/20/EC) has come into effect. The aim of this directive is to harmonize the process for authorization and conduct of clinical trials as it is implemented in the individual EU member states. As a result of Directive 2001/20/EC, the GMP requirements for the manufacture of investigational drugs have been changed, and a specific requirement for product release by a Qualified Person has been included in the requirements. Also, regulatory inspections of manufacturing facilities for investigated drugs have been made obligatory, where in the past this was on a voluntary basis in most European countries. Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer's authorization and must comply with the requirements of good manufacturing practice (GMP) incorporated into EU legislation (2003/94/EC). We have already obtained a GMP manufacturing license for our pilot facilities, and we also employ two Qualified Persons for production releases. These requirements are intended to set minimum standards with respect to manufacturing facilities and the way of operating these facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer's manufacturing authorization.

  United States

        The Federal Food, Drug and Cosmetic Act regulates both drugs and biological products, and the Public Health Service Act also regulates biological products. The areas that these two Acts and related regulations govern include testing, manufacturing, safety, efficacy, labeling, storage, record keeping and advertising and other promotional practices. The FDA must approve a product or provide alternative clearances before clinical testing or manufacturing and marketing of biologics or drugs may begin.

        In order to gain FDA approval to conduct clinical trials, pre-clinical studies must generally be conducted in the laboratory and in animal model systems to gain preliminary information on an agent's efficacy and to identify any major safety concerns. Applicants submit the results of these studies, in addition to information regarding the manufacture of the medicinal product, as a part of an application for an Investigational New Drug, or IND. Furthermore, the IND application includes a detailed description of the clinical investigations.

        The clinical studies are designed to demonstrate the safety and efficacy of the new drug. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. Recently, the FDA has issued the so-called "two animal rule." According to this rule, extensive clinical trials in humans intended to demonstrate efficacy may not be necessary when it is unpractical or unethical to perform efficacy trials. Instead, the efficacy must be demonstrated in relevant animal models, while safety trials in human volunteers will continue to be required.

        After all studies and trials of a new product have been completed, applicants must submit all data to the FDA for review in order to obtain marketing approval. If the product is regulated as a biologic, applicants must submit a Biologic License Application, or BLA. If the product is classified as a new drug, a New Drug Application, or NDA is required. The NDA or BLA must include results of product development activities, pre-clinical studies and clinical trials in addition to detailed manufacturing information.

        The FDA subjects NDAs or BLAs to a detailed and potentially time-consuming approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional pre-clinical or clinical studies. Even if applicants obtain FDA regulatory clearances, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or mandated withdrawal of the product from the market as well as possible civil or criminal sanctions. Before marketing clearance is secured, the manufacturing facility will be inspected for compliance with current Good Manufacturing Practices requirements by FDA inspectors and will be inspected periodically for continuing compliance by FDA inspectors.

        In addition to the FDA requirements, the NIH has established guidelines for research involving recombinant DNA molecules. These guidelines apply to all recombinant DNA research that the NIH conducts or supports, including proposals to conduct clinical research involving DNA therapeutics, including our collaboration with the NIH to develop Ebola and malaria vaccines. The NIH review of clinical trial proposals is a public process and usually involves review and approval by the Recombinant DNA Advisory Committee of the NIH.

        Biologics Master File.    The PER.C6 cell substrate Biologics Master File (BMF) is the regulatory dossier filed with the FDA in the United States, which describes various aspects of our PER.C6 technology. We have submitted a Biologics Master File (BMF) to the FDA. The companies to which we license our PER.C6 technology can take advantage of the BMF that we have filed with the FDA and need not compile their own history of the PER.C6 cell line when they seek regulatory approval of any biopharmaceutical product that they may produce using it. This may assist our licensees in applications they may make to the FDA for products manufactured using the PER.C6 technology. We are required by regulators to supplement our BMF when new information arises.

        During 2003, we expanded our cooperation agreement made with Merck & Co., Inc., which relates to the PER.C6 cell substrate Biologics Master File in the U.S., and equivalent authorities in other jurisdictions. Under the terms of the agreement, we agreed to work closely with Merck on matters relevant to maintenance of the PER.C6 cell substrate BMF, including the provision of technical assistance and guidance from Merck as appropriate.

Competition

        The field of biotechnology is one of rapid change and innovation. We expect that this industry will continue to experience significant technological and other changes in the years ahead. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, and other products or forms of treatment for the diseases we are targeting. We also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

  Vaccines

        With respect to vaccines, other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK (Madin Darby Canine Kidney cells) and VERO (monkey cells) as well as on production platforms based on embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI-38 and MRC-5 for licensed and marketed vaccines, as well as human cell lines supporting products in development such as (HEK)-293. Other biotechnology and pharmaceutical companies that are focused on developing vaccines against infectious diseases include Wyeth, sanofi pasteur, Merck & Co., Chiron, Acambis, Baxter, GenVec, Berna Biotech, Bavarian Nordic, Baxter, Solvay, Shire, Vical and Nobilon.

        In the area of influenza, we are aware that Solvay has obtained registration in The Netherlands for a vaccine based on MDCK cells. We are aware of other biotechnology and pharmaceutical companies that currently are developing influenza vaccines based on MDCK cells, including Shire and Chiron. In addition, we are aware that Baxter has obtained approval in Austria for its VERO-based influenza vaccine. For other European markets Baxter appears to have stopped at Phase II in December 2004.

        In the area of West Nile virus, we are aware that Acambis is conducting a Phase I clinical safety study in humans with its West Nile ChimeriVax vaccine. This vaccine uses a genetically engineered yellow fever 17D live virus containing the genes encoding the antigens responsible for protection against West Nile virus. We also are aware that Vical is developing a DNA-based West Nile virus vaccine that uses portions of the genetic code of a pathogen to cause the host to produce specific features of the pathogen that may induce an immune response. This method could potentially offer superior safety, ease and reliability of manufacturing, as well as storage and handling advantages, compared with conventional vaccines that use live, weakened or dead pathogens to produce an immune response. In addition, other parties are working on human West Nile virus vaccine research. The University of Queensland is working on a vaccine based on the relatively harmless Kunjin virus, a flavivirus found in Australia, and Hawaii Biotech received significant funding from the NIH in December 2004 in support of the pre-clinical development of its West Nile vaccine candidate.

        In the area of Ebola, we are aware that Vical is conducting Phase I clinical efficacy studies with its DNA-based Ebola vaccine and has initiated GMP manufacturing for the NIH with whom they are jointly developing the vaccine. We are aware that Health Canada, a federal government organization, is conducting pre-clinical studies with its Ebola vaccine that is based on a live replication competent Vesicular Stomatitis Virus (VSV) vector. We are also aware that the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) is conducting pre-clinical studies with its recombinant Ebola vaccine, which is based on Ebola virus-like-particle (VLP) technology. USAMRIID is also involved in a CRADA with AVI BioPharma in testing the latter's antisense drugs against Ebola. AVI BioPharma received funding from the U.S. Senate Committee on Appropriations in June 2004 to support this and its work on Marburg virus.

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

        For tuberculosis, a number of companies, government bodies and academic institutes around the world are working on the development of new vaccines. The NIAID in the U.S. is involved in a range of early-stage efforts relating to live-attenuated, subunit and naked DNA type vaccine candidates. Our partner, the Aeras Global TB Vaccine Foundation, is working on various other programs including a live recombinant TB vaccine with the David Geffen School of Medicine at UCLA, which entered its first clinical trial in March 2004. In October Nature Medicine announced an Oxford University subunit vaccine, designed to work in tandem with the existing BCG vaccine, had successfully completed safety trials with positive T-cell responses.

  Antibodies

        Other biotechnology companies, including Celltech Group plc and Protein Design Laboratories, Inc., currently generate humanized antibodies, and Medarex, Inc. and Abgenix Corp. produce fully-human antibodies from transgenic mice. MorphoSys AG and Cambridge Antibody Technology Group plc generate fully-human antibodies using phage antibody-display libraries that are similar to ours. Companies such as Dyax Corp., XOMA and SCA Ventures, Inc., a subsidiary of Enzon Corporation, are also working in the field of phage display libraries and related technologies.

        In the area of infectious disease antibodies, potential competitors include serum antibody companies such as Chiron and Baxter, and monoclonal antibody companies like Neutec Pharma, MedImmune, XTL Bio, Inhibitex and Biosynexis. For rabies specifically, Crucell's antibody product may offer an alternative to the existing Rabies Immune Globulin products, both Human (HRIG) and Equine (HRIG), that are currently paired with rabies vaccine for effective post-exposure treatment.

  Production of Recombinant Proteins and Monoclonal Antibodies

        Other companies use cell lines derived from animals. Chinese hamster ovary (CHO) and murine myeloma (NS0) cells are widely used for the development and/or commercial production of monoclonal antibodies and other recombinant proteins by companies including Genentech, Biogen, Centocor, Amgen, Lonza and Boehringer Ingelheim.

        We are aware of a human cell-line expression platform used for production of recombinant proteins, the 293 human cell-line, which shares some of the advantages of the PER.C6 cell line. The 293 human cell line is utilized by Eli Lilly & Company to produce a protein for the treatment of adult severe sepsis. The FDA and the EMEA have approved this product and it is currently available for use. We are aware that scientists have published research describing human cell culture systems that appear to have similarities to our PER.C6 cell line.

  Adenoviral Vector Technology and other Recombinant Vectors

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

Property, Plant and Equipment

        Our research activities and corporate offices are located in facilities of approximately 7,800 square meters in Leiden, The Netherlands. We sub-lease 1,000 square meters of this space to Pharming Technologies B.V. and 500 square meters to Galapagos Genomics. In addition, we lease 770 square meters of space adjacent to these corporate offices, of which 439 square meters is subleased to a third party. Our plant and production facilities are located in a separate building in the Leiden BioScience Park, including 265 square meters of production space, 75 square meters of quality-control laboratories and 228 square meters of office space.

        The section of the main building that we use includes 2,100 square meters of laboratories, with BioSafety Level (BSL) 1, BSL 2 and BSL 3 labs, including an animal facility. The remainder of the main building is divided into 2,800 square meters of office space and 1,400 square meters for storage, technical areas, washrooms, waste destruction and sterilization.

Insurance

        We have in place general third party public and product liability insurance. Our policy would not cover any of our activities domiciled in the United States or Canada, has a limit of liability and has certain additional conditions to coverage and deductibles. We do not insure our phage antibody-display library or PER.C6 master cell bank, though identical copies of the same cell bank are stored in multiple locations in Europe. We carry insurance relating to theft, fire and damage to the moveable assets within our facilities and other customary insurance coverage for most of our activities, including liability insurance coverage for the management board, management committee and the supervisory board.

Sales and Business Development

        We currently employ seven people in our sales and business development operations. Our business development strategy has historically involved contacting prospective licensees, assessing their interest in our technologies, and, if the prospective licensee indicates interest, negotiating a license and/or collaboration agreement pursuant to which we deliver the applicable technology to, or collaborate with, the licensee. For some of our contracts we provide services, for which we are paid at different rates. To support our licensing activities we at times provide our technology for free for a short term evaluation by the licensee, or provide contract service activities prior to providing a license, such as generation of an antibody production clone or production of adenoviral vectors.

Item 5.    Operating and Financial Review and Prospects

        The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this annual report, the words "intend", "anticipate", "believe", "estimate", "plan", and "expect" and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this annual report. See "Forward-looking Statements" and Item 3, "Key Information—Risk Factors." You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report.

        All amounts in this Item 5 are in thousands of euro, except share and option data.

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

        In 2004, our revenues increased to €22,622 from €7,424 in 2003 and €9,575 in 2002. During this period, our total headcount increased from 183 to 210 employees on a full-time basis. At December 31, 2004, 171 of our 210 full time equivalent employees were engaged in, or directly supported, research and development activities.

        Our total cost and expenses were €68,231 in 2002, €33,916 in 2003 and €45,348 in 2004. These amounts included non-cash charges of: €33,593 in 2002 related to developed technology amortization, goodwill impairment and stock option compensation; and €4,026 and €4,532 related to developed technology amortization and stock option compensation in 2003 and 2004, respectively. We incurred a loss from operations of €22,726 in 2004 as compared to an operating loss of €26,492 in 2003. At December 31, 2004, our accumulated deficit was €274,524 and our total shareholders' equity was €78,535. Although we do not expect to significantly expand our research and development activities or corporate infrastructure levels in the near future, we expect to continue to incur operating and net losses over at least the next several years.

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

        While for the majority of our license agreements we have no significant continuing performance obligations subsequent to the delivery of the associated technology, in certain arrangements we collaborate with a licensee to achieve certain specified results. Under these agreements, we have significant continuing performance obligations related to research and development subsequent to the delivery of the licensed technology. We recognize non-refundable up-front payments as revenue over the expected period of our significant continuing involvement, the term of which is consistent with our development plans. Our two most significant collaboration agreements are with DSM Biologics and sanofi pasteur. In 2003, we recognized revenue of €1,250 related to our arrangement with DSM and no revenue related to our arrangement with sanofi pasteur. In 2004, we recognized revenue of €5,250 related to our arrangement with DSM and €5,792 related to our arrangement with sanofi pasteur.

        Certain of our license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. We recognize such additional license fees as revenue when the amounts become due and payable.

        In addition to the initial fee, our arrangements generally provide that the licensees make semi-annual or annual payments ("license maintenance fees") to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days' to 90 days' notice. We recognize annual and semi-annual non-refundable license maintenance fees as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid generally will reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Although we have not received royalty payments from our licensees to date, we will recognize royalties as revenue when they become fixed and payable, to the extent we receive such royalties in the future.

        As part of various collaboration agreements, we receive service fees for work performed under such agreements.

  Intangible Assets

        We perform tests for impairment of intangible assets whenever events or circumstances suggest the value of such assets may be impaired. At December 31, 2004, our intangible assets consisted entirely of developed technology with a net carrying value of €4,047. To evaluate potential impairment of developed technology, we assess whether the future cash flows related to the asset will be greater than its current carrying value. Accordingly, while our cash flow assumptions are consistent with the plans and estimates we are using to manage the underlying business, there is significant judgment in determining the cash flows attributable to our developed technology over its estimated useful life. However, a reduction of the projected annual cash flows attributable to our developed technology of up to 50% would still not have resulted in an impairment charge.

  Stock-Based Compensation

        We account for employee stock-based compensation in accordance with the fair value method under Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" and we account for non-employee stock-based compensation in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." We value our stock options and stock warrants using the Black-Scholes and Bloomberg pricing models which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option or stock warrant. These estimates have been prepared based upon our historical experience and our best estimation of the future. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, would have a significant impact on the amount of compensation expense recognized.

Results of Operations

  Years Ended December 31, 2002, 2003 and 2004

  Revenues

        The following table shows our revenues for each of the years in the three-year period ended December 31, 2004, and the percentage changes between these periods.

	Year ended December 31,
				% change 2002-2003	% change 2003-2004
	2002	2003	2004
License revenues	€6,664	€4,800	€12,429	(28.0)	158.9
Service fees	—	404	5,712	100.0	1,313.9
Government grants and other revenue	2,911	2,220	4,481	(23.7)	101.8

Total revenues	€9,575	€7,424	€22,622	(22.5)	204.7

        Our total revenues increased by 204.7% in 2004 compared with 2003, and decreased by 22.5% in 2003 compared with 2002. In 2004, the increase in total revenues compared to 2003 is primarily due to an increase in license revenues from new and existing contracts of €7,629 or 158.9%, an increase in service fees for collaboration agreements of €5,308 and an increase in government grant and other revenues of €2,261 or 101.8%. The decrease in 2003 compared to 2002 was primarily due to a decrease in license revenues of €1,864 or 28.0%. The decrease in license revenue was principally due to a decrease in initial license fees from new license arrangements in 2003 and, to a lesser extent, existing licensees electing not to continue their license arrangement. In 2004, we recognized revenue of €3,886 from twenty new PER.C6 license arrangements versus €587 from ten new PER.C6 license arrangements in 2003. Also, a significant initial license fee from an arrangement we entered into with sanofi pasteur in 2003 was not recognized as revenue, but is deferred and will be recognized as revenue over three years, the period of our expected continuing involvement. During 2003, existing licenses with Cell Genesys, Inc., NatImmune A/S, Novavax, Pfizer, Inc., and Schering AG were terminated. In the aggregate, annual payments from these license arrangements and options amount to €536.

        Revenues generated from government grants and other revenue increased 101.8% in 2004 to €4,481 after a decrease of 23.7% in 2003. The increase in 2004 is primarily a result of additional subsidies that were granted by the Dutch government and additional revenues recognized from our services. The decrease in 2003, amounting to €691, was primarily a result of a decreased level of production fees received in connection with our production facility, and lower reimbursable research and development expenses. Total fees recognized as revenues in connection with our production facility in 2004 and 2003 were €1,040 and €235, respectively.

        In the past, we have experienced significant fluctuations in quarterly revenues and expects to continue to experience such fluctuations in the future.

  Costs and Expenses

        The following table shows our costs and expenses for each of the years in the three-year period ended December 31, 2004, and the percentage change between these periods.

	Year ended December 31,
				% change 2002-2003	% change 2003-2004
	2002	2003	2004
Cost of service fees	€ —	€ 399	€ 5,644	100	1,314.5
Research and development	24,252	21,885	20,468	(9.8)	(6.5)
Selling, general and administrative	10,386	7,606	14,704	(26.8)	93.3
Developed technology amortization	1,331	1,330	1,966	—	47.8
Goodwill impairment	30,891	—	—	(100.0)	—
Stock-based employee compensation	1,371	2,696	2,566	96.6	(4.8)

Total costs and expenses	€68,231	€33,916	€45,348	(50.3)	33.7

        Research and Development Expenses.    In 2004, research and development expense represented 45.1% of our total costs and expenses. We expect that our expenses will continue to consist principally of research and development expenses, primarily to support development of our technology platforms and research on potential products based on these platforms. Research and development expenses consist primarily of salaries and other personnel-related expenses for research and development personnel, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible assets related to research and development, and lease expenses. Research and development expenses also include fees we pay to third parties who conduct research on our behalf.

        Research and development expenses decreased by 6.5% in 2004 compared with 2003 after a decrease of 9.8% in 2003 compared with 2002. The decrease in 2004 was due to an increase in the allocation of research and development related expenses to cost of service fees. The number of research and development employees increased from 151 at the end of 2003 to 169 at the end of 2004.

        The decrease in 2003 was partially due to a decrease in our number of full-time employees engaged in research and development during 2003 from 154 at the end of 2002 to 151 at the end of 2003. During 2002 we had a maximum of 196 full-time employees, which resulted in a significant increase in laboratory expenses. In addition, fees paid for research and development performed by third parties decreased from €2,300 in 2002 compared to €1,794 in 2003. Finally, the decrease of research and development activities in 2003 compared to 2002 was due to changes made to our overall compensation programs and severance benefits paid to employees in 2002, including a severance payment of €650 to our former Chief Scientific Officer.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses for personnel in the area of finance, human resources, business development, investor relations, legal and general management, costs of professional services (such as financial, legal, and accounting) and lease expenses.

        In 2004, selling, general and administrative expenses were €14,704, an increase of 93.3% compared to €7,606 in 2003. This increase was primarily driven by increases in non-cash expenses of €4,800. Non-cash expenses consisted of a €3,100 increase in warrant expenses as a result of share price increases, and a €1,700 non-cash increase in compensation expense. This is related to a one-time, non-cash reduction of compensation expenses in 2003. The remaining €2,300 increase in selling, general and administrative expenses was mainly due to increases in insurance premiums, advisory costs and compensation expenses over the year.

        Selling, general and administrative expenses decreased by 26.8% in 2003 compared with 2002. The decrease in 2003 was primarily due to changes in our overall compensation programs and, to a lesser extent, continued focus on operational cost control. In addition to employee salaries, our compensation program includes the issuance of options to employees as a means of attracting and retaining talented personnel. As described in Note 6 to our financial statements, our stock option plan provides for the issuance of stock options with an exercise price that exceeds the fair value of our ordinary shares on the date of grant. Under the terms of a cash bonus plan, if an employee maintains continuous employment with us for a period of four to five years and exercises the option in the last month of the option term, the employee receives a cash bonus. We recognize compensation expense ratably during the employment period required under the cash bonus plan.

        In January 2003, the supervisory board approved a stock option plan whereby employees previously awarded options with an exercise price of €21.00 were be able to exchange such options for an equal number of new options with an exercise price of €3.49. In conjunction with the replacement of these options, participating employees forfeited their right to receive the cash bonus related to the €21.00 option award. Accordingly, the Company recorded a reduction to compensation expense of €2,300 related to the forfeited cash bonus awards. This reduction to compensation expense is one-time, non-cash charge and is not indicative of operational changes that will benefit future periods.

        In April 2004, the supervisory board approved a new option plan whereby employees and supervisory board are granted options with an exercise price 126% greater than the average closing stock price of the Company on the three days preceding the option grant date and have a five year life. The options are subject to profit retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the three-year period.

        Developed Technology Amortization.    Amortization of developed technology was €1,966 and €1,330 in 2004 and 2003, respectively. In 2004, the amortization relates to developed technology acquired in 2004 and acquired in connection with a business combination in June 2000. The amortization in 2003 only relates to developed technology acquired in 2000. We amortize the developed technology using the straight-line method over a 5-year period. The carrying value per December 31, 2004 is €3,381 for the developed technology acquired in 2004 and €666 for the developed technology acquired in 2000.

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

        Stock-based Employee Compensation.    Stock-based employee compensation decreased to €2,566 in 2004 from €2,696 in 2003 after an increase compared to €1,371 in 2002. The increase in 2003 compared to 2002 was primarily due to the issuance of 2,512,554 options during the year and changes made to the terms of all outstanding stock options to supervisory board members such that the options vest immediately and are no longer subject to profit retribution provisions. Accordingly, we recognized compensation expense of €495 representing the total amount of deferred compensation associated with options held by members of the supervisory board.

  Interest Income

        The following table shows our net interest income for each of the years in the three-year period ended December 31, 2004, and the percentage change between these periods.

	Year ended December 31,
				% change 2002-2003	% change 2003-2004
	2002	2003	2004
Interest income, net	€3,547	€2,143	€1,503	(39.6)%	(29.9)%

        Net interest income decreased 29.9% in 2004 compared with 2003 and decreased 39.6% in 2003 compared with 2002. The decreases in 2004 and 2003 are primarily the result of lower average interest yields on available cash balances and lower cash balances due to the funding of operations.

        Interest expenses relating to capital lease contracts are included in the foregoing. Those expenses amounted to €221 in 2003 and €212 in 2004.

  Equity in Losses of Unconsolidated Investments

        We incurred a net loss of €507 in 2002, representing our share of the net losses of Galapagos Genomics. During 2002 our proportional share of the losses of Galapagos Genomics reduced the carrying amount of our investment to zero and therefore no equity losses were recognized in 2003 and 2004.

Liquidity and Capital Resources

        As of December 31, 2004, we had €76,711 in cash and cash equivalents.

        To date, we have financed our operations primarily through equity issuances (including exercises under stock-based compensation plans). Since our initial public offering in 2000, which generated net proceeds of €128,003, proceeds from equity issuances amounted to €3,149, including €1,409 in 2004. In 2004, 2003 and 2002, we received proceeds of €741, €1,258 and €5,349, respectively, from sale and leaseback transactions.

        We made capital investments in plant and equipment of €2,972 in 2002, €3,448 in 2003 and €2,114 in 2004. In 2003, we received proceeds of €1,306 from the sale of available-for-sale securities, which were received in exchange for services rendered. We do not maintain any available for sale securities as of December 31, 2004.

        In 2004 we acquired the outstanding capital stock of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam, the Netherlands. The acquisition has been accounted for as an acquisition of developed technology. We paid €4,017 in cash as well as entered into a contingent payment agreement that could result in an additional payment of €7,000 upon our receipt of revenues generated from the STAR technology. After the payments of the contingent consideration, we will pay a royalty on revenues generated from the STAR technology through the date the STAR technology patent expires.

        Our cash flow from financing activities decreased from €5,874 in 2002 to €666 in 2003 and increased to €1,018 in 2004. The decrease in 2003 was primarily due to a decrease in proceeds from sale and leaseback transactions of €4,091 to €1,258. The increase in 2004 was primarily a result of additional proceeds from the issuance of ordinary shares that resulted from the exercise of employee stock options. We do not expect to generate significant cash proceeds from sale and leaseback transactions in the future. In 2003 and 2004, we made principle payments under capital lease obligations of €902 and €1,132, respectively.

        We expect to continue to make investments in plant and equipment as required by our development programs. Investments in plant and equipment will be mainly financed through capital leases, and is not expected to impact our burn rate significantly. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to license-in the right to use such complementary technologies. We believe our current cash balances and operating revenues will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. However, it is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, strategic alliances or other arrangements. We may not be able to raise additional funding. Further, any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed will harm our business and operating results.

        Certain of our lease agreements contain provisions whereby we are required to make immediate payment of all amounts due under the lease in the event our cash and cash equivalents balance falls below €25,000 or our stockholders' equity or our cash and cash equivalents balance falls below €75,000. At December 31, 2004, €3,880 of amounts due under leases are subject to this provision.

Taxation

        We have to date incurred net losses and, accordingly, have not paid corporate income taxes. The current corporate income tax rate in The Netherlands is 34.5%. A special 29% rate applies on the first €23 of taxable profits. We have recorded a valuation allowance equal to 100% of the value of our tax loss carry forwards. At the end of 2004, the Netherlands government enacted a tax rate reduction. As a result of this change in law, the Netherlands statutory tax rate will be reduced in steps to 30% through 2007.

        Tax losses can be carried forward indefinitely and set off against future taxable profits. On January 1, 2001, a bill was enacted that may limit the ability to set off tax losses against future profits when the beneficial ownership of a company changes. This law could limit our ability to realize the benefits of our tax loss carry forwards in the future. We had tax loss carry forwards of €85,766, €68,802, and €55,289 at December 31, 2004, December 31, 2003 and December 31, 2002, respectively.

Research and Development

        Our research and development spending totaled €20,468, €21,885 and €24,252 for the years 2004, 2003 and 2002, respectively. For a description of our research and development practices and policies, see "Item 4. Information on the Company—Research and Development."

Trend Information

        Please see "Operating Results" and "Item 4. Information on the Company" for trend information.

Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

        Future minimum payments for all contractual obligations for years subsequent to December 31, 2004 are as follows:

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	9,285	1,838	3,692	3,654	101
Capital leases, short term	1,345	1,345	—	—	—
Research and license	5,151	1,828	3,323	—	—
Other Long-Term Liabilities agreements
Long term obligations capital leases	1,443	—	1,443	—	—
Long term obligations deferred revenues	4,198	—	4,198	—	—

Total	€21,422	€5,011	€12,656	€3,654	€101

        As of December 31, 2004, certain lease agreements contain provisions whereby we are required to make immediate payment of all amounts due under the lease in the event our cash and cash equivalents balance falls below € 25,000 or stockholders' equity or cash and cash equivalents balance falls below € 75,000. As of December 31, 2004, €3,880 of amounts due under leases are subject to these provisions. As of March 2005 these covenants have been withdrawn for several contracts. Consequently only €1,800 of amounts due under leases is subject to these provisions as of March 2005.

Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123 (R)"). This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 (R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in our consolidated statement of operations. SFAS No. 123 (R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. We are currently evaluating the impact of SFAS 123(R) on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees

Directors, Senior Management and Board Practices

        We have a two-tier board structure consisting of a management board (raad van bestuur), which manages our business, and a supervisory board (raad van commissarissen), which supervises and advises our management board.

        At the annual general meeting of shareholders in 2004, our shareholders approved the amendment of our articles of association. Most of the amendments to the articles of association are based on the principles and provisions of the Dutch corporate governance code. For more information on our articles of association see Item 10—"Memorandum and Articles of Association."

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

        The members of our supervisory board are appointed for terms ending on the date of the first annual meeting of shareholders that is held four years after the date of their appointment. They may be reappointed for two consecutive terms of four years. The holder of our priority shares, Stichting Prioriteit Crucell, also referred to as the Priority Foundation, nominates the supervisory board members. There must be at least two nominees for each vacancy on the supervisory board. The general meeting can override these binding nominations by a vote of an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. If the holders of our priority shares do not make any nominations within three months after the vacancy has occurred, our general meeting of shareholders can fill supervisory board vacancies. If the holders of our priority shares made a non binding nomination, then an appointment in deviation with the nomination is only possible by a resolution of the general meeting of shareholders taken by an absolute majority of the votes cast, representing at least one third of our issued capital. The supervisory board members retire according to a rotation plan that the supervisory board establishes.

        Our supervisory board appoints its own chairman and must adopt rules for its own internal governance and establish committees. The supervisory board must, in any event, establish an audit committee, a remuneration committee and a nomination committee. Passing supervisory board decisions requires a majority of the votes cast at a meeting of our supervisory board, unless otherwise provided for in the articles of association or the by-laws of the supervisory board. The supervisory board is assisted by a company secretary.

        A supervisory board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director, terminate the suspension or extend it. The total suspension may not exceed three months.

        The general meeting of shareholders determines the supervisory board members' compensation. In contrast to the provisions of the Dutch corporate governance code, we pay our supervisory board members in options on our ordinary shares as well as cash, and reimburse them for their expenses. See "Remuneration of the Management Board and Supervisory Board."

        The business address of each supervisory board member is the address of our principal executive office in Leiden, The Netherlands. As of March 31, 2005 our supervisory board members held an aggregate of 269,188 of our ordinary shares. See "Share Ownership."

        The following table sets forth the name, age and position of each of the members of our supervisory board:

Name	Age	Position	Service period according to rotation scheme
Pieter Strijkert	69	Chairman	2006
Jan Oosterveld	61	Member	2007
Phillip Satow	63	Member	2006
Claes Wilhelmsson	66	Member	2005
Seán Lance	57	Member	2005

        Mr. Deleage and Mr. Van Beneden resigned from the supervisory board on June 3, 2004 when their terms expired.

        Mr. Arnold Hoevenaars is expected to be nominated by the Priority Foundation to be appointed to the supervisory board by the annual meeting of shareholders scheduled for June 2005. In anticipation of his nomination, Mr. Hoevenaars has attended supervisory board meetings as an observer since July 2004.

        Mr. Domenico Valerio was appointed a member of our supervisory board, effective January 1, 2005, at our annual meeting of shareholders in June 2004. In January 2005, Mr. Valerio and we agreed that he would not serve as a member of our supervisory board, but would continue to serve us in an advisory role with an emphasis on investor and public relations.

        The following paragraphs contain brief biographies of each of our supervisory board members:

        Pieter Strijkert has served as chairman of our supervisory board since our incorporation. He also served as chairman of the supervisory board of IntroGene from 1994 to October 2000, and as chairman of the supervisory board of U-BiSys from 1998 to October 2000. He currently serves on the boards of Chiron Corporation, a position he has held since 1987, and Paratek Pharmaceuticals, Inc., a position he has held since 1998. He served as chairman of the supervisory boards of Pharming from 1995 to 2001, and for deVGen N.V. and PamGene B.V. from 2000 to 2003. From 1985 to 1995 he was a member of the managing board of Gist-Brocades N.V. Mr. Strijkert has a PhD from the University of Utrecht.

        Jan Oosterveld retired from Royal Philips Electronics N.V. on April 1, 2004, after an international career of 32 years. He was responsible for Corporate Strategy,Corporate Alliances and the joint ventures with LGE on CRT and LCD. In the latter responsibility he was the Chairman of the Board of LG.Philips Ltd, which went public in April 2004 and Vice-Chairman of the Board of LG.Philips Displays BV. He was also the CEO of Philips Asia Pacific. He graduated as a Mechanical Engineer from the Technical University Eindhoven, and holds an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona. He was appointed Professor at IESE in 2003. Mr. Oosterveld has served as a member of our supervisory board since May 2004. He is appointed as member during the annual general meeting of shareholders on June 3, 2004. He is also a member of the Board of Barco, Kortrijk, Belgium, Atos Origin, Paris, France, Cookson Electronics Group, London, UK and Continental, Hannover, Germany.

        Phillip Satow has served as a member of our supervisory board since our incorporation. He spent 14 years at Pfizer, Inc. where his last position was vice president, Pfizer Europe. From 1985 to 1997, he was executive vice president of marketing at Forest Laboratories, Inc. From 1998 to 1999 he was president of Forest Pharmaceuticals, executive vice president of Forest Laboratories Inc. and a member of its board of directors. Mr. Satow currently serves on the public boards of Forest Laboratories Inc. (FRX), and Eyetech Pharmaceuticals Inc. (EYET) and is Chairman and CEO of JDS Pharmaceuticals LLC, a privately held pharmaceutical company. Mr. Satow received a Masters in Economics from Georgetown University.

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

        Seán Lance has served as a member of our supervisory board since January 2004. Mr. Lance is the past chairman of Chiron Corporation. He joined Chiron as president and chief executive officer in 1998. From 1985 to 1998 he was employed at Glaxo Holdings where his last position was group chief operating officer and CEO designate. He is a past president of the International Federation of Pharmaceutical Manufacturers Association. Mr. Lance is a chartered company secretary and administrator and he also holds a post-graduate qualification in Advanced Financial Management.

        Arnold Hoevenaars has been attending our supervisory board meetings as an observer since July 2004. We expect that he will be nominated by the Priority Foundation as an independent supervisory board member, and that shareholder approval for his appointment shall occur at our next Annual General Meeting, scheduled for June 2005. Mr. Hoevenaars is a chartered accountant in the Netherlands, and his previous positions include, among others, Chairman of the Management Board of the Achmea Group, Chairman of the Board of Directors and Chairman/CEO of the Executive Board of Eureko B.V. and member of the Management Board and Chief Financial Officer of Royal Boskalis Westminster N.V.

  Remuneration Committee

        Our supervisory board has established a remuneration committee. The remuneration committee determines our policy on remuneration of all members of our management board and management committee. See "Remuneration of the Management Board and Supervisory Board—Remuneration Policy". The members of our remuneration committee are Phillip Satow (Chairman), Pieter Strijkert and Claes Wilhelmsson.

  Audit Committee

        Our supervisory board has established an audit committee. The audit committee consists of three supervisory board members who are independent within the meaning of the Nasdaq listing rules. This committee has responsibility for, among other things, reviewing our annual and interim reports and accounts and monitoring our auditors' involvement in that process. The ultimate responsibility for reviewing our annual and interim accounts lies with our supervisory board. The members of our audit committee are Seán Lance (Acting Chairman), Jan Oosterveld and Pieter Strijkert. Arnold Hoevenaars has attended audit committee meetings as an observer since July 2004.

  Nomination Committee

        Our supervisory board has established a nomination committee, which is expected to take over the nomination responsibilities of the Priority Foundation. The nomination committee consists of all supervisory board members. This committee (a) draws up selection criteria and appointment procedures for members of the supervisory board and the management board, (b) periodically assesses the size and composition of the supervisory board and the management board and makes a proposal for a composition profile of the supervisory board, (c) periodically assesses the functioning of individual members of the supervisory board and the management board, and reports on this to the supervisory board and (d) supervises the policy of the management board on the selection criteria and appointment procedures for senior management. The committee also makes proposals for appointments of management board members to the supervisory board and for appointments of supervisory board members to the holders of priority shares.

  Scientific Committee

        Our supervisory board has established a scientific committee. The scientific committee consists of one supervisory board member who is independent within the meaning of the Nasdaq listing rules. This committee has responsibility for, among other things, reviewing progress in our research and development activities. The chairman and sole member of our scientific committee is Claes Wilhelmsson.

Management Board

        Our management board manages our general affairs and business, under the supervision of our supervisory board. Under our articles of association, the management board requires prior approval of the supervisory board for resolutions to:

  •
  expand into a new, or cease an existing, line of business;

  •
  participate in, sell an interest in, or change its participation in, or otherwise take an interest in, or assume the management of another business enterprise;

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

        Our supervisory board determines the size of our management board after consultation with our chief executive officer. Our general meeting of shareholders appoints the members of our management board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our management board. The general meeting of shareholders can override these binding nominations by a vote of an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. If our supervisory board does not nominate anyone for a specific position within three months after the vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes. If the supervisory board makes a non binding nomination, then an appointment contrary to the nomination is only possible by a resolution of the general meeting of shareholders taken by an absolute majority of the votes cast, representing at least one third of our issued capital.

        Our management board may establish rules governing its internal organization. Our supervisory board must approve the adoption of and any changes to these rules. Our management board may charge each member of the management board with particular duties. The allocation of duties requires the approval of the supervisory board. Resolutions of our management board require a majority of votes cast, unless provided otherwise in the by-laws of the management board. The management board may appoint a company secretary who will assist the management board. The appointment and removal of the company secretary requires the prior approval of the supervisory board.

        A management board member can be suspended or dismissed and a suspension can be lifted by a resolution of an absolute majority of the votes cast at a shareholders meeting. This vote must represent more than one third of the issued share capital. Our supervisory board may also suspend (but not dismiss) a member of our management board. We must hold a general meeting of shareholders within three months after a suspension to either terminate or extend it. The total suspension may not exceed three months.

        Our supervisory board determines the compensation and benefits of the members of our management board, on a proposal by the remuneration committee, within the scope of the remuneration policy adopted by the general meeting of shareholders. The business address of the members of our management board is the same as the address of our principal executive office in Leiden, The Netherlands.

        The name, age and position of the members of our management board are:

Name	Age	Position
Ronald H.P. Brus	41	Chairman of the management board, president and chief executive officer
Jaap Goudsmit	53	Chief scientific officer
Leonard Kruimer	46	Chief financial officer

        On January 26, 2004, Domenico Valerio stepped down as president, chief executive officer and chairman of our management board. Ronald H.P. Brus, formerly our chief operating officer was appointed as Mr. Valerio's successor in these positions. In addition, Jaap Goudsmit, our chief scientific officer, was appointed as member of the management board. Mr. Valerio was appointed a member of our supervisory board, effective January 1, 2005, at our annual meeting of shareholders in June 2004. In January 2005, we and Mr. Valerio agreed that he would not serve the Company as a member of our supervisory board, but would continue to serve us in an advisory role with an emphasis on investor and public relations. Leonard Kruimer, our chief financial officer, joined the management board as of January 1, 2005.

        We are currently in the process of entering into new employment contracts with each member of our management board, and we expect that these contracts will be effective by June 2005. The fixed remuneration of our chief executive officer, Ronald H.P. Brus, is not reflected in his current employment contract, but rather has been set by resolution of our remuneration committee. See "—Remuneration of the Management Board and Supervisory Board." Our chief scientific officer, Jaap Goudsmit, voluntarily elected to receive fixed remuneration in 2004 lower than he is entitled to pursuant to the terms of his current employment contract, based on his reflection on the current biotech industry climate at the time.

        The employment contracts of Mr. Brus, Mr. Goudsmit and Mr. Kruimer contain non-compete provisions that would apply for a period of one year after the end of their employment with us.

  Management committee

        We have a management committee. The management board determines the number of members of the management committee. Members of the management committee are appointed and dismissed by the management board, with the approval of our supervisory board. The management committee advises the management board in strategic, general managerial and executive matters and assists the management board in implementing these matters. The management committee generally meets twice a month, and works closely with other members of our management team. Our management board may establish rules governing its relationship with our management committee. Our supervisory board must approve the adoption of and any changes to these rules.

        The following table sets forth the name, age and position of each of the members of our management committee:

Name	Age	Position
Ronald H.P. Brus	41	Chairman of management board, president and chief executive officer
Jaap Goudsmit	53	Chief scientific officer
Leonard Kruimer	46	Chief financial officer
René K. Beukema(1)	41	General counsel and corporate secretary
Jean-Yves Guichoux(1)	58	Executive vice-president development
Arthur Lahr(1)	36	Vice-president business development

(1)
René K. Beukema, Jean-Yves Guichoux and Arthur Lahr became members of our management committee as of January 31, 2004.

        The following paragraphs contain brief biographies of the members of our management board and the members of our management committee:

        Ronald H.P. Brus is chairman of the management board and president and chief executive officer since January 26, 2004, and has been a member of our management committee since our incorporation. He was executive vice president, business development at IntroGene from 1997 to 2000 and chief operating officer at Crucell from March 2003 through to his appointment as president and chief executive officer. From 1994 to 1996, he was product-planning physician at Forest Laboratories (New York) and from 1990 to 1994 he was medical director for Zambon B.V. He holds a medical degree (M.D.) from the University of Groningen.

        Jaap Goudsmit is a member of the management board since January 26, 2004. He was our Senior Vice President Vaccine Research from September 2001 until July 2002 and member of our management committee from July 2002 as Executive Vice President Vaccine R&D. In September 2002 he was appointed Chief Scientific Officer and head of Research and Development. He chaired at the Academic Medical Center of the University of Amsterdam the Research Institute for Infectious Diseases and the Institute for Science Education. He was the founding chair of the Scientific Advisory Committee of the International AIDS Vaccine Initiative (IAVI) and the founding co-chair of the European Vaccine Effort against HIV/AIDS (EuroVac). Since 1989 he has been a professor at the University of Amsterdam and the Academic Medical Center. He holds a medical degree (MD) and a PhD from the University of Amsterdam and is a board certified medical microbiologist.

        Leonard Kruimer became a member of the management board on January 1, 2005. He has been our chief financial officer and a member of our management committee since our incorporation. He held the same position at IntroGene from 1998 to 2000. From 1996 to 1998 he was an independent consultant with companies such as Pepsico and Royal Boskalis Westminster N.V. From 1988 to 1995, he held senior executive positions at Continental Can Europe, GE Capital/TIP Europe and Kwik-Fit Europe B.V. He was a consultant at McKinsey & Co. and has worked with Price Waterhouse. He holds a Masters in Business Administration from Harvard Graduate School of Business Administration, a degree from the University of Massachusetts, Amherst, and is a CPA in New York State.

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

        Arthur Lahr was appointed vice president of business development in December 2003 and a member of the management committee in January 2004. He joined Crucell in April 2001 as executive director, business development. From 1994 to 2001 he was a consultant at McKinsey & Co. in The Netherlands and New York. Prior to that he worked with Unilever. He holds a Masters in Business Administration from INSEAD and a Masters in Science, Applied Physics, from the University of Delft.

  Management Committee Service Contracts

        The service contract with Jaap Goudsmit provides for benefits upon termination of employment in deviation with the provisions of the Dutch corporate governance code. In addition, the supervisory board approved in May 2003 a proposal to permit severance payments to members of the management committee and certain other senior executives in case of a change of control. In the event a change of control of the Company occurs, the following management committee members would receive severance payments equal to their salaries in the number of months indicated: Ronald H.P. Brus (24 months), Jaap Goudsmit (21 months), Leonard Kruimer (21 months) and René Beukema (18 months).

  Disclosure Committee

        In March 2003, we established a disclosure committee designed to help senior management, particularly the chief executive officer and chief financial officer, in the maintenance and evaluation of our disclosure controls and procedures. The disclosure committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The disclosure committee is comprised of the members of the management committee and the management team. The management team members are the director of finance and planning, vice president of intellectual property and licensing, director for quality affairs, executive director vaccine research, director antibody research, director investor relations and communications, director human resources and manager facilities. Members of the disclosure committee have direct access to our external legal counsel and our external auditor. The disclosure committee reports to the chief executive officer and chief financial officer. The chief executive officer and chief financial officer have also re-emphasized the importance of internal controls at our Company in an effort to facilitate continuous improvement of internal control procedures and reporting.

        We believe that the establishment of the disclosure committee and additional actions taken for further improvement of disclosure and internal controls comply with the requirements of the Sarbanes-Oxley Act of 2002 and recent regulations promulgated by the Securities and Exchange Commission under that Act.

Remuneration of the Management Board and Supervisory Board

        Netherlands legislation requires full disclosure of individual management board and supervisory board remuneration. We have included the required disclosures below.

  Remuneration Policy

        The remuneration committee is charged by the supervisory board to review and recommend specific compensation and benefit levels for the members of the management board and the members of the management committee in consultation with the management board. In addition, the remuneration committee reviews the general compensation and benefit policies for our employees.

        The remuneration committee advises on policies and reviews and determines objectives relevant to the compensation of the members of the management board and members of the management committee. Remuneration consists of a fixed salary portion and a variable bonus portion that is linked to our overall performance and the achievement of set objectives. The remuneration committee evaluates the performance of members of the management board and management committee in view of those objectives and advises on the fixed and variable compensation of members of the management board and the management committee. In advising on short and long term incentive compensation for members of the management board and management committee, the remuneration committee considers among other factors our financial and commercial performance, scientific performance and progress, and the accrual of value of the Company. External compensation survey data available for the biotechnology industry are also used as another factor to benchmark the compensation levels. It is the aim of the remuneration committee to position the remuneration packages for members of the management board and management committee at competitive levels. The bonus paid to the management board is paid in connection with achievement of certain objectives set by the supervisory board.

        Our remuneration policy is currently being reviewed by an external compensation and benefits consultancy firm, and we expect that the policy will be submitted to the general meeting of shareholders in 2005.

  Management Board

        The total remuneration and related costs of the members of the management board over the past three years, excluding stock options, is as follows:

	Year ended December 31,
	2004		2003	2002
Salaries	€598		€356	€619
Bonuses	494		—	94
Pension costs(1)	215		91	146
Severance costs	454	(3)	—	650	(2)

Totals	€1,761		€447	€1,509

(1)
Pension costs include disability insurance costs of 19.3% of the total amount.

(2)
Upon the termination of his employment contract and resignation from our management board on September 9, 2002, Ton Logtenberg received a one-time severance payment of €650. On that date, we entered into a consulting agreement with him whereby he receives compensation of €5 per month. The consulting agreement is scheduled to end January 19, 2006.

(3)
In connection with his stepping down as our chief executive officer, president and chairman of our management board, we agreed to pay Mr. Valerio an amount equal to €454 in severance and up to €19 as partial compensation for advisory costs. On January 26, 2004, we also entered into an advisory agreement with Mr. Valerio under which he received an advisory fee totaling €227 through the end of 2004.

        The remuneration of the individual members of our management board during 2004, excluding stock options, was as follows:

	Base salary	Bonus	Other Benefits(1)	Total
Ronald H.P. Brus	€289	€296	€76	€661
Jaap Goudsmit	€281	€193	€196	€670
Domenico Valerio(2)	€28	€5	€98	€132

Totals	€598	€494	€370	€1,463

(1)
"Other benefits" include company cars, social security costs and disability insurance.

(2)
Domenico Valerio stepped down from our management board on January 26, 2004.

        For details regarding share and option ownership by our management board members, see "Share and Option Ownership."

        Pension, retirement and similar arrangements for our management board members consist of a defined contribution plan, and we do not have further pension obligations beyond the annual premium contribution.

        The total remuneration and related costs of our management committee in 2004, excluding those of the management board members, was €1,517, excluding stock options.

  Supervisory Board

        During 2004, the individual members of the supervisory board received the following remuneration, excluding stock options. The remuneration was based on a fixed amount of €5 per member, an additional payment of €5 for each chairmanship of a committee, and payments based on the actual number of supervisory board meetings attended, as well as an additional payment of €4.9 to cover expenses for the chairman. We reimburse our supervisory board members for their travel and associated expenses incurred in connection with supervisory board meetings. The remuneration for the members of the supervisory board is determined by the general meeting of shareholders.

	2004	2003
Pieter Strijkert	24.9	27.5
Michiel de Haan	N/A	25.0
Jan Oosterveld	22.5	N/A
Phillip Satow	20.0	22.5
Claes Wilhelmsson	20.0	25.0
Seán Lance	22.5	N/A
Jean Deleage	5.0	17.5
Patrick van Beneden	5.0	22.5

Totals	119.9	140.0

        For details regarding share and option ownership by our supervisory board members, see "Share and Option Ownership."

Share and Option Ownership

        As of December 31, 2003, December 31, 2004 and March 31, 2005, members of our management board and supervisory board held the following options and as of March 31, 2005, the following ordinary shares. Options generally expire in December or January of the relevant year.

Name of holder	Numbers of ordinary shares held per March 31, 2005	% of total ordinary shares	Options held per December 31, 2003	Year of expiration	Exercise price(s)	Granted 2004(1)	Exercised 2004	Forfeited 2004	Options held per December 31, 2004	Options held per March 31, 2005
Management board:
Ronald H.P. Brus	79,697	0.21	56,250 75,000 225,000 90,000 125,000 —	2005 2005 2011 2011 2011 2009	11.43 7.35 3.49 2.64 5.94 9.40	— — — — — 250,000	— — — — — —	— — — — — —	56,250 75,000 225,000 90,000 125,000 250,000	— 75,000 225,000 90,000 125,000 250,000
Jaap Goudsmit	—	—	100,000 100,000 100,000 60,000 125,000 —	2005 2006 2006 2011 2011 2009	7.96 5.92 3.66 2.64 5.94 9.40	— — — — — 85,000	— — — — — —	— — — — — —	100,000 100,000 100,000 60,000 125,000 85,000	100,000 100,000 100,000 60,000 125,000 85,000
Leon Kruimer	12,700	0.03	26,250 105,000 125,000 —	2005 2011 2011 2009	11.43 3.49 5.94 9.40	— — — 85,000	— — — —	— — — —	26,250 105,000 125,000 85,000	— 105,000 125,000 85,000
Domenico Valerio	N/A	N/A	502,500 125,625	2011 2005	3.49 11.43	— —	— —	— —	502,500 125,625	N/A

Subtotal	92,397	0.24	1,940,625			420,000	0	0	2,360,625	1,650,000
Supervisory board:
Pieter Strijkert	195,188	0.52	79,474 4,500 8,000 24,000 10,000 —	2005 2005 2005 2011 2011 2009	0.49 11.43 7.16 3.49 6.48 11.55	— — — — — 10,000	— — — — — —	— — — — — —	79,474 4,500 8,000 24,000 10,000 10,000	— — 8,000 24,000 10,000 10,000
Jan Oosterveld	—	—	— —	2009 2009	8.81 11.55	10,000 10,000	— —	— —	10,000 10,000	10,000 10,000
Phillip Satow	74,000	0.20	3,000 7,000 22,000 10,000 —	2005 2005 2011 2011 2009	11.43 7.16 3.49 6.48 11.55	— — — — 10,000	— — — — —	— — — — —	3,000 7,000 22,000 10,000 10,000	— 7,000 22,000 10,000 10,000
Claes Wilhelmsson	—	—	10,000 —	2011 2009	6.48 11.55	— 10,000	— —	— —	10,000 10,000	10,000 10,000
Seán Lance	—	—	— —	2011 2009	7.86 11.55	10,000 10,000	— —	— —	10,000 10,000	10,000 10,000
Patrick van Beneden(2)	N/A	N/A	7,000	2005	7.16	—	—	—	7,000	N/A
Jean Deleage(2)			3,000 7,000 10,000 22,000	2005 2005 2007 2011	11.43 7.16 6.49 3.49	— — — —	— — — —	— — — —	3,000 7,000 10,000 22,000	N/A

Subtotal	269,188	0.72	226,974			70,000	0	0	296,974	161,000

Total	361,585	0.96	2,167,599			495,000	0	0	2,657,599	1,811,000

(1)
In April 2004, the supervisory board approved a new option plan whereby employees and supervisory board were granted options with an exercise price 126% greater than the average closing stock price of the Company on the three days preceding the option grant date and have a five year life.

(2)
Mr. Deleage and Mr. Van Beneden resigned from the supervisory board on June 3, 2004 when their term expired.

        We account for stock-based compensation under the fair value method in accordance with the provisions of Financial Accounting Standards Board Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under SFAS 123, the fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. At December 31, 2004, we had €4,958 of deferred compensation. See note 6 to our financial statements included elsewhere in this annual report.

        In April 2004, the supervisory board approved a new option plan whereby employees and supervisory board are granted options with an exercise price 126% greater than the average closing stock price of the Company on the three days preceding the option grant date and have a five year life. The options are subject to profit retribution provisions. Such provisions entitle us for a period of three years from issuance to receive a portion of any profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to us if the employee terminates employment prior to the end of the three year period A total of 963,500 options with an exercise price of €9.40 per share were granted under the new option plan, resulting in deferred compensation of €3,141. Compensation expense is recognized ratably over a period of three years; €1,047 or €1.09 per option per twelve months. As of September 2004, under Dutch law, stock options and share plans need the prior approval of the general meeting of shareholders.

        As of March 31, 2005, there were 1,273,984 options (or approximately 2% of our issued share capital) available to be granted to our employees and to our supervisory board members.

Corporate Governance Developments

        We continuously monitor and assess applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include those that have been developed in the United States both by the NASDAQ National Market ("Nasdaq") and by the SEC pursuant to the Sarbanes-Oxley Act of 2002, some of which already are applicable and some of which will be applicable to the Company during 2006. On March 10, 2003, the Netherlands government commissioned a committee known as the Tabaksblat Committee to conduct a review of corporate governance in the Netherlands. The Tabaksblat Committee issued its final report "The Netherlands Corporate Governance Code" (the "Code") on December 9, 2003, which came into effect as of the financial year starting on or after January 1, 2004. On September 1, 2004, new provisions were added to Section 2:391 of the Dutch Civil Code, giving the possibility to add by governmental decree requirements on the contents of annual reports. These requirements specifically relate to the compliance with a code of conduct designated as such by the governmental decree. On December 23, 2004, such governmental decree was issued for Dutch listed companies, providing that the Code was designated as code of conduct and that a public company should include in its annual report a statement about the compliance with the principles and best practice provisions of the Code that are aimed at the management board or supervisory board. The governmental decree requires that a company states in its annual report if it did not comply with the principles or best practice provisions of the Code, or if it does not have the intention to do so during the current or following financial year. The governmental decree applies to the annual report that relates to the financial year starting on or after January 1, 2004. A report on compliance with the Code is required to be included in the Dutch statutory annual report for the financial year 2004. The Code contains recommendations with regard to corporate governance, including the following topics:

  •
  strengthening the role of the supervisory board and its committees and to increase its independence, quality and expertise;

  •
  strengthening the role of the shareholders with respect to control on the functioning of the management board and the supervisory board, as well as with respect to nomination and remuneration of members of the management board and the supervisory board;

  •
  facilitating and stimulating shareholders to use their voting power and to actively participate in the general meeting of shareholders;

  •
  defining the role of the external auditor vis-à-vis the supervisory board as its principal contact; and

  •
  maintaining an appropriate internal risk and control system.

        We are currently implementing applicable provisions of the Code and the Sarbanes-Oxley Act of 2002, and subsequent SEC and Nasdaq rules that have been issued pursuant thereto.

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

Limitation of Liability and Indemnification Matters

        Pursuant to Dutch law, each member of our supervisory and management boards is responsible to the Company for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our supervisory or management board. Our articles of association provide that our supervisory and management board members are discharged from liability for their actions as board members, if our general meeting of shareholders adopts a resolution to that effect. This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to our general meeting of shareholders.

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

        This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or willful misconduct in the performance of their duties to the Company. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Employees

        As of December 31, 2004, we had 210 full-time equivalents direct and indirect employees of whom 171 were engaged in, or directly support, research and development activities and 39 were employed in administrative and business development positions.

        As of December 31, 2003, we had 182 full-time equivalents direct and indirect employees of whom 151 were engaged in, or directly support, research and development activities and 31 were employed in administrative and business development positions.

        As of December 31, 2002, we had 183 full-time equivalents direct and indirect employees of whom 154 were engaged in, or directly support, research and development activities and 29 were employed in administrative and business development positions.

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

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth certain information concerning the beneficial ownership of our ordinary shares as of March 31, 2005 by:

  •
  each shareholder who is known by us to beneficially own 5% or more of our outstanding ordinary shares; and

  •
  our supervisory board members and management board members, each as a group.

        Percentage of beneficial ownership is based on an aggregate of 37,352,254 ordinary shares outstanding at March 31, 2005.

	Ordinary Shares Beneficially Owned(1)
Beneficial Owner	Number of Ordinary Shares	Holding (%)
Aviva plc./Delta Lloyd Levensverzekeringen N.V.	—	5.02	(2)
A. van Herk B.V	—	5.15	(3)
Ordinary shares held by the members of our management board as a group	92,397	0.24
Ordinary shares held by our supervisory board members as a group	269,188	0.72

(1)
Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain ordinary shares (if, for example, persons share the power to vote or the power to dispose of the ordinary shares). In addition, a person is deemed to beneficially own ordinary shares if the person has the right to acquire the ordinary shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding ordinary shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of ordinary shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant. In addition, filings with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) with respect to shareholdings in public companies do not specify the number of shares held by the filing party.

(2)
Percentage holding is derived from a filing made by Aviva plc. /Delta Lloyd Levensverzekeringen N.V. with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) on February 1, 2005. The number of shares held was not filed.

(3)
Percentage holding is derived from a filing made by A. van Herk with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) on January 26, 2005. The number of shares held was not filed.

        As of March 31, 2005 there were 11,881,164 ADSs, each representing one ordinary share, all of which were held of record by nine registered holders in the United States (including The Depository Trust Company). The number of ADSs at March 31, 2005 represent 31.8% of our ordinary shares that were issued and outstanding on that date.

        To the best of our knowledge, we are not directly or indirectly controlled by any other corporation, foreign government or other entity.

Obligations of Shareholders to Disclose Holdings under Netherlands Law

        The Netherlands' Act on Disclosure of Holdings in Listed Companies (the "Major Holdings Act") applies to any person or entity that, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of The Netherlands that is officially listed on a stock exchange within the European Union (the "EU"). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 25, 50 or 66 2/3 percent. With respect to us, the Major Holdings Act would require any person or entity whose interest in our voting rights and/or capital reached, exceeded or fell below those percentage interests to notify in writing both us and The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or AFM) immediately after the acquisition or disposal of the triggering interest in our share capital. Upon receipt of the notification, the AFM will disclose the information, as notified, to the public by means of an advertisement in a newspaper distributed throughout The Netherlands.

        In addition, the members of our management and supervisory boards are required to immediately notify the AFM of any change in our shares or options they hold or voting rights in respect of these shares. The AFM will disclose this information in a public register won its website. Noncompliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Major Holdings Act, including suspension of the voting rights in respect of such person's ordinary shares.

Related Party Transactions

  Transactions Involving Our Senior Management

        The following table describes all loans made to members of our management board and senior management since January 1, 2001. We have not made any loans to any of our supervisory board members. The interest rate on all loans was 4.5% per annum in 2002, 4.4% per annum in 2003, and 3.5% per annum in 2004. We set these interest rates in relation to Dutch income tax law, which changes on an annual basis. These loans become payable at the time shares received on exercise of related options are sold or, if the employee ceases to work for us before this time, immediately. We extended these loans prior to July 30, 2002, the date legislation was passed in the United States, prohibiting the grant of additional loans to company officers, and no loans or our senior management have been extended since that date. The loans to the persons listed below were extended in connection with options granted to them on our ordinary shares, and related taxes.

Name	Largest amount of loan outstanding since January 1, 2001	Amount of loan outstanding at March 31, 2005	Current Interest Rate
Ronald H.P. Brus	€132	€132	3.5%
Jaap Goudsmit	€25	€25	3.5%
René K. Beukema	€59	€54	3.5%

        Loans to Ronald H.P. Brus for an amount of €13 provide that he will not owe us interest with respect to the entire principal of these loans. In each case, we cancel a certain portion of the interest owed to us and the associated income tax, and attribute such cancelled amounts to salary for income tax purposes.

        Neither we nor any of our subsidiaries was a party to any material transactions, or proposed transactions, in which any director, any executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest.

Item 8.    Financial Information

        See Item 18, "Financial Statements."

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

Dividends and Dividend Policy

        Neither we nor our principal subsidiaries, Crucell Holland B.V., U-BiSys B.V. and ChromaGenics B.V., have ever declared or paid dividends. We do not intend to pay dividends on our ordinary shares for the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our management board, and will be subject to withholding tax in The Netherlands. In the event that we pay dividends in the future, holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with a deposit agreement dated October 26, 2000, between The Bank of New York and us.

Significant Changes

        Other than as disclosed in this annual report, no significant change has occurred since December 31, 2004, the date of our most recent audited financial statements.

Item 9.    The Offer and Listing

        Our ordinary shares are traded in the United States solely in the form of ADSs, each ADS representing one ordinary share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof.

        As of March 31, 2005, 37,352,254 ordinary shares were issued and outstanding. On the same date, there were 11,881,164 ADSs, each representing one ordinary share.

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

	ADSs
	High	Low
Annual information for the past five years
2000	13.63	5.50
2001	12.25	4.88
2002	6.40	2.45
2003	6.16	1.54
2004	13.77	6.38
Quarterly information for the past two years
2003
First Quarter	3.18	1.54
Second Quarter	3.45	1.56
Third Quarter	4.35	2.81
Fourth Quarter	6.16	3.81
2004
First Quarter	8.57	6.38
Second Quarter	9.19	6.86
Third Quarter	8.56	6.83
Fourth Quarter	13.77	8.42
Monthly information for the most recent six months
October	10.21	8.42
November	12.30	10.03
December	13.77	11.91
January	15.29	12.30
February	14.71	13.23
March	13.84	13.01

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

	Ordinary Shares
	High	Low
Annual information for the past five years
2000	15.45	6.60
2001	13.30	5.40
2002	7.29	2.50
2003	4.92	1.40
2004	10.10	4.83
Quarterly information for the past two years
2003
First Quarter	3.00	1.40
Second Quarter	3.04	1.41
Third Quarter	3.82	2.43
Fourth Quarter	4.92	3.28
2004
First Quarter	6.93	4.83
Second Quarter	7.61	5.62
Third Quarter	7.03	5.65
Fourth Quarter	10.10	6.67
Monthly information for the most recent six months
October	7.97	6.67
November	9.21	7.85
December	10.1	8.98
January	11.67	9.50
February	11.27	10.18
March	10.57	9.79

Item 10.    Additional Information

Memorandum and Articles of Association

        Set out below is a summary of material information concerning our shares, which are our ordinary shares together with our priority shares and preference shares, and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (Boek 2 van het Burgerlijk Wetboek). Our articles of association were amended on October 21, 2004, primarily to comply with various provisions of the Dutch Corporate Governance Code. This summary is not complete and is qualified in its entirety by reference to our articles of association and to Dutch law.

General

        We were incorporated as a limited liability company (naamloze vennootschap) on October 9, 2000 by deed executed before Mr. R.J.J. Lijdsman, civil law notary. Our corporate seat is in Leiden, The Netherlands, and we have offices at Archimedesweg 4, 2333 CN Leiden, The Netherlands. We are registered in the trade register of the Chamber of Commerce and Industry for Leiden under number 28087740. The statement of no objection of the Minister of Justice in respect of our deed of incorporation was issued on October 9, 2000 under number N.V. 1133178. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Corporate Purpose

        Our objects include acquiring, establishing and managing companies in our field, controlling and using intellectual property, and funding our operations.

Management Board and Supervisory Board

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

Share Capital

        Our authorized share capital amounts to €40,800,002.40 divided into: 85,000,000 ordinary shares, ten priority shares and 85,000,000 preference shares, each with a par value of €0.24.

        At December 31, 2004, there were 36,873,421 ordinary shares and ten priority shares issued and outstanding. No preference shares are currently issued and outstanding. The ordinary shares can be issued in bearer or registered form. The priority and preference shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

  Ordinary Shares

        Our ordinary shares may be in registered or bearer form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer ordinary shares can trade on the Amsterdam Stock Exchange.

  Bearer Ordinary Shares

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

  Registered Ordinary Shares

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

  Priority Shares

        All of the issued priority shares are held by Stichting Prioriteit Crucell, also referred to as the Priority Foundation. This foundation was founded in Leiden, The Netherlands on October 25, 2000. The priority shares confer a right to make binding nominations for our supervisory board members. The general meeting can override these binding nominations by a resolution taken by an absolute majority of the votes cast. This vote must represent more than one-third of our issued share capital. Except for the transfer of priority shares to us, priority shares can only be transferred with the approval of our management board and our supervisory board. The board of governors comprises Pieter Strijkert, chairman of our supervisory board, and Martin van Olffen and Joost van Heijningen Nanninga, who are independent members. The board of governors appoints and dismisses its own members. See "Item 6—Directors, Senior Management and Employees".

  Preference Shares

        As of the date of this annual report, we have not issued any preference shares. On October 25, 2000, we established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation's object is to safeguard our interests and those of our affiliates through acquiring and managing our preference shares and by exercising the rights attaching to these shares, in particular, the voting rights.

        We have entered into an agreement with the Preferred Foundation that allows the Preferred Foundation to acquire preference shares up to 50% of the number of our outstanding shares. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from us. If we acquire any preference shares, they may be cancelled.

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

        Membership of the board of governors of the Preferred Foundation terminates upon:

  •
  voluntary retirement, reaching the age of 72, death or bankruptcy;

  •
  for our non-independent members, resignation, or dismissal by the members of our supervisory board;

  •
  for our independent members, if they cease to be independent;

  •
  dismissal by the complete board of the Preferred Foundation; or

  •
  periodic retirement in accordance with a rotation plan to be drawn up by the Preferred Foundation's board of governors, however, these members may be reappointed.

Other Key Provisions of our Articles of Association

  Issue of Shares and Pre-emptive Rights

        Our general meeting of shareholders, or our management board if the general meeting of shareholders has delegated the power to it, has the authority to decide on any further issuance of shares or rights to subscribe for shares and on the terms and conditions thereof. Our management board is the authorized corporate body (orgaan) for this purpose until October 9, 2005 and this authorization may at any time be extended for periods of up to five years. Our management board's authority to issue shares is limited to our authorized share capital.

        Our management board can issue shares of any class if it has the approval of our supervisory board. Without specific authorization from our general meeting of shareholders our management board may not issue preference shares or grant options for such shares if as a result more preference shares than other shares will or could become outstanding.

        Each holder of ordinary shares has pre-emptive rights to subscribe for any ordinary shares that we issue and has pre-emptive rights to subscribe if we make a grant of rights to subscribe for ordinary shares. Pre-emptive rights are in proportion to the percentage of our outstanding ordinary shares that the holder owns. Pre-emptive rights do not apply to ordinary shares issued for a non-cash contribution, to ordinary shares issued to our employees or if we issue ordinary shares to a person who exercises a previously-acquired right to subscribe for ordinary shares. Holders of preference and priority shares do not have pre-emptive rights if we issue ordinary shares, and holders of ordinary shares have no pre-emptive rights to purchase priority or preference shares if we issue shares of one of those classes.

        If our management board has been delegated the authority to issue shares, it can limit or exclude any pre-emptive rights as long as the general meeting of shareholders has granted it that power and our supervisory board approves. At present, our management board is authorized to do this. This authorization is valid until October 9, 2005 and the general meeting of shareholders may at any time extend this authorization for periods of up to five years.

        Our shares cannot be issued below par. The priority shares and the ordinary shares must be fully paid up upon issue. Preference shares may be issued without being fully paid up, but at least one-quarter of the nominal amount must be paid up upon subscription, and each issue of preference shares must have the same amount paid up. Our management board may determine the day and the amount of a further call for payment on preference shares.

  Acquisition by Us of Shares in Our Own Capital

        We may acquire our own shares if the following conditions are met:

  •
  our general meeting of shareholders has authorized our management board to acquire the shares;

  •
  the authorization specifies the number of shares which we may acquire, the manner in which they may be acquired and the limits within which the price must be set;

  •
  our shareholders' equity, after deduction of the price of acquisition, is not less than the sum of the paid and called up portion of the share capital and the reserves that provisions of Dutch law or our articles of association require us to maintain; and

  •
  the aggregate par value of the shares to be acquired, together with the shares in our share capital that we already hold directly, indirectly or as pledgee, does not equal more than one-tenth the aggregate par value of our total issued share capital.

        We may not acquire our own shares if they have not been fully paid-up. The authorization by the general meeting of shareholders may be for a term of up to 18 months.

        We and our subsidiaries may not vote shares which we or they hold. We may acquire shares to transfer them to our employees or the employees of our group companies under designated stock option plans without authorization.

  Capital Reduction

        If our management board proposes, our supervisory board approves and Dutch law permits, the general meeting of shareholders can reduce our issued share capital by cancellation of shares or reduction of the nominal value of shares.

  Voting Rights and Shareholders' Meetings

        We must hold annual general meetings of shareholders within six months of the end of our fiscal year. The annual meeting is held, among other things, to adopt our annual accounts. We must hold extraordinary general meetings of shareholders whenever:

  •
  shareholders and holders of depositary receipts for shares together representing at least one-tenth of our outstanding share capital request it in writing, listing the topics to be discussed; and

  •
  our management board or our supervisory board deems appropriate.

        General meetings of shareholders may only be held in the municipalities of Leiden, Amsterdam, Haarlemmermeer (including Schiphol Airport and Schiphol-Rijk), Utrecht, Rotterdam and The Hague.

        Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Each share, whether ordinary, preference or priority, confers one vote on the shareholder. The management board must be notified in writing of a registered shareholder's intention to attend the general meeting of shareholders. The holders of bearer ordinary shares can vote if a NECIGEF participant sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association.

        The general meeting of shareholders can amend our articles of association, dissolve us, merge us or demerge us only if proposed by the supervisory board.

        Dutch law and our articles of association do not impose any limitations on non-Dutch ownership or voting of our ordinary shares.

  Annual Accounts

        We have a calendar fiscal year. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our management board must make available to the shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report is submitted to the annual general meeting of shareholders for adoption. See "Management—Limitation of Liability and Indemnification Matters".

  Dividends

        Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders' equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preference and priority shares will be paid their dividends, which will be a certain percentage of their nominal value, first. With supervisory board approval, our management board then decides whether and how much of the remaining profit they will reserve. Any profits remaining can be paid as a dividend on the ordinary shares. With the approval of our supervisory board and subject to Dutch law, our management board can pay an interim dividend. The payment of an interim dividend in our or another entity's shares requires the additional approval of our general meeting of shareholders.

        We can make distributions to shareholders at the charge of one or more of our reserves. Holders of shares are entitled to the full dividend for the fiscal year 2000 and subsequent fiscal years. Any dividends that are not claimed within five years of their declaration revert to us.

  Amendment of Our Articles of Association and Liquidation Rights

        The general meeting of shareholders may only resolve to amend our articles of association or to dissolve, merge or demerge us on the proposal of our supervisory board. The class of shareholders affected must approve a resolution to amend the articles of association to change the rights of the class. If we are dissolved and liquidated, after we pay all debts and liquidation expenses, the holders of preference shares have first rights to payment of any dividends not fully paid to them in previous years and of the nominal value of their preference shares. We must then pay the holders of the priority shares the nominal value of the priority shares. Finally, any remaining assets will be distributed to the holders of ordinary shares.

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

        On December 31, 2003, we entered into a collaboration and license agreement with Aventis Pasteur S.A. (now sanofi pasteur) to develop and commercialize influenza vaccine products based on our PER.C6 technology. Under the terms of the agreement, we granted sanofi pasteur an exclusive license to research, develop, manufacture and commercialize influenza vaccine products based on our PER.C6 technology. We received an up-front payment and will receive milestone payments, annual payments, research and development funding totaling €30 million, and high single- up to double-digit royalties on future PER.C6-based influenza vaccine sales. We retain commercialization rights for Japan, where sanofi pasteur will supply finished vaccine products to us and we will pay a royalty on sales to sanofi pasteur.

Exchange Controls

        There are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-Dutch residents or to U.S. holders of our securities except as otherwise set forth in Item 10, "Taxation."

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

        Withholding Tax.    Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. Reference is made to the section "Dutch Taxation of Resident Shareholders—Withholding Tax" for a description of the concept "dividends distributed by us."

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

        We believe that we were a "passive foreign investment company" or "PFIC" for U.S. tax purposes with respect to the year 2004, and also expect to be classified as a PFIC with respect to the year 2005. In order to minimize exposure to unfavorable U.S. tax rules applicable to PFICs, U.S. holders may wish to make a mark-to-market. See "Passive Foreign Investment Company Rules."

        For U.S. federal income tax purposes and for purposes of the tax treaty between The Netherlands and the United States, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

  Taxation of Dividends

        Subject to the discussion below under "Passive Foreign Investment Company Rules", the gross amount of dividends distributed by us (including amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009, unless we are in the year prior to the year in which the dividend was paid, and are, in the year in which the dividend is paid, a PFIC. As described above, we believe that we were a PFIC for U.S. tax purposes with respect to the year 2004, and also expect to be classified as a PFIC with respect to the year 2005. Dividends paid in euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). If such dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a refund of Dutch withholding tax under the tax treaty between The Netherlands and the United States, you may be required to recognize foreign currency gain or loss to the extent the amount of the tax treaty refund (in dollars) received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

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

        Subject to applicable limitations and to the special considerations discussed below, Dutch withholding tax at the 15% tax treaty rate will be treated as a foreign income tax that is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions and may not be allowed in respect of arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

  Taxation of Capital Gains

        Subject to the discussion below under "Passive Foreign Investment Company Rules," gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%.

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

        We believe that we were a PFIC in the year 2004, and also expect to be classified as a PFIC in the year 2005.

        If we are classified as a PFIC in any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market election will be subject to a special tax at ordinary income tax rates on certain dividends that we pay and on gains realized on the sale of ordinary shares or ADSs ("excess distributions") in all subsequent years, without regard to whether we were a PFIC in the year the excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death.

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

        You should consult your own tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

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

Dividends and Paying Agents

        Not applicable.

Statement by Experts

        Not applicable.

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file information with the U.S. Securities and Exchange Commission ("SEC"). You may read and copy this information at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Our ADSs are quoted on the Nasdaq National Market, and consequently, the periodic reports and other information filed by us with the Commission can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The primary market for our ordinary shares is Euronext Amsterdam. We make our filings with the SEC by electronic means. Any filings we make electronically are available to the public over the internet at the Commission's website at http://www.sec.gov and at our website at http://www.crucell.com.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders

        None.

Item 15.    Controls and Procedures

        We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

        There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.    Code of Ethics

        During 2003, we adopted a code of business conduct and ethics that applies to all employees of the Company, including our principal executive officer and principal financial officer. The code of business conduct and ethics has been filed as an exhibit to our Form 20-F for the fiscal year ended December 31, 2003 and can also be accessed on our website at http://www.crucell.com. No amendments or waivers of the code of ethics were made or granted during 2004.

Item 16C.    Principal Accountant Fees and Services

        The Sarbanes-Oxley Act of 2002 requires that audit committees pre-approve all services provided by the Company's independent auditor. This process is critical to the auditor maintaining independence. Our process requires that all services provided by the independent auditor be pre-approved by the audit committee.

        During 2003 and 2004 we paid the following amounts to our auditors Ernst & Young for audit services, audit-related services, tax services and other services:

	Year ended December 31,
	2003	2004
Audit fees	€145	€267
Audit-related fees	29	66
Tax fees	2	—
All other fees	42	—

Total	€218	€333

Audit-related fees

        Services include accounting consultations on financial and accounting reporting standards, due diligence services and other attest services.

Tax fees

        Services primarily include assistance with expatriate tax compliance.

Other

        Services include assistance with grant applications.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Neither we nor any affiliated purchaser have purchased any of our equity securities during the year ended December 31, 2004.

PART III

Item 17.    Financial Statements

        The registrant has responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements

        See pages F-1 through F-21 of this Form 20-F, included herein.

Item 19.    Exhibits

Exhibit Number	Description
1.1	Deed of Incorporation of the Company*
1.2	Amended Articles of Association
4.1	Summary and Lease Agreement dated November 18, 1998, between IntroGene B.V. and Amboz B.V.**
4.2	Summary and Lease Agreement dated November 27, 1997, between IntroGene B.V. and CAM Implants B.V.**
4.3	Lease Agreement dated July 1, 2002 between Crucell Holland B.V. and Oppenheim Property Services B.V. (English translation)***
4.4
Collaboration Agreement dated December 18, 2002 by and between Crucell N.V. and Crucell Holland B.V., and DSM Biologics Holding, Inc., DSM Biologics Company, Inc., and DSM Biologics Company, B.V. (English translation)***†
4.5	Employment Contract dated October 21, 2001 by and between Domenico Valerio and Crucell N.V.***
4.6	Employment Contract dated January 15, 1997 by and between Introgene B.V. (now Crucell Holland B.V.) and R.H.P. Brus
4.7	Employment Contract dated October 25, 2002 by and between Crucell Holland B.V. and Prof. Dr. J. Goudsmit
4.8	Collaboration and License Agreement dated December 31, 2003 by and between Crucell Holland B.V. and Aventis Pasteur S.A. (now sanofi pasteur)†****
8.1	List of Subsidiaries of Crucell N.V.
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO pursuant Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Crucell Code of Ethics ****

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

****
As previously filed with the Securities and Exchange Commission on February 27, 2004 in an exhibit to the Form 20-F.

        Confidential treatment has been granted with respect to portions of the exhibit indicated by a dagger (†). The omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRUCELL N.V.
By:	/s/ LEONARD KRUIMER
Leonard Kruimer
Chief Financial Officer

Date: April 14, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Supervisory Directors and Shareholders of Crucell N.V.

        We have audited the accompanying consolidated balance sheets of Crucell N.V. as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crucell N.V. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                                                                           /s/ Ernst & Young Accountants

Amsterdam, The Netherlands
January 20, 2005

CRUCELL N.V.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands)

	December 31, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	€76,711	€87,210
Trade accounts receivable, net of allowance for doubtful accounts of €240 and €150 at December 31, 2004 and 2003, respectively	2,020	9,547
Prepaid expenses and other current assets	5,424	3,658

Total current assets	€84,155	€100,415
Notes receivable from employees	224	662
Plant and equipment, net	10,465	11,333
Developed technology, net	4,047	1,996

Total assets	€98,891	€114,406

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	€2,108	€2,087
Accrued compensation and related benefits	1,050	808
Short term portion of deferred revenue	6,373	5,371
Invoices to receive	1,311	928
Short term portion lease obligations	1,212	1,149
Accrued vacation	688	742
Other accrued liabilities	2,031	631

Total current liabilities	€14,773	€11,716
Long term liabilities:
Long term obligation under capital lease	1,385	2,597
Long term portion of deferred revenue	4,198	8,448

Total long term liabilities	€5,583	€11,045
Shareholders' equity:
Ordinary shares, €0.24 par value; 85,000,000 shares authorized in 2004 and 89,199,990 shares authorized in 2003; 36,873,421 and 36,006,324 shares issued and outstanding at December 31, 2004 and 2003, respectively	8,850	8,642
Additional paid-in capital	349,167	340,678
Deferred compensation	(4,958)	(4,482)
Accumulated deficit	(274,524)	(253,193)

Total shareholders' equity	€78,535	€91,645

Total liabilities and shareholders' equity	€98,891	€114,406

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share data)

	Year ended December 31,
	2004	2003	2002
REVENUES:
License	€12,429	€4,800	€6,664
Service fees	5,712	404	—
Government grants and other	4,481	2,220	2,911

Total revenues	€22,622	€7,424	€9,575
COSTS AND EXPENSES:
Cost of service fees	5,644	399	—
Research and development	20,468	21,885	24,252
Selling, general and administrative	14,704	7,606	10,386
Developed technology amortization	1,966	1,330	1,331
Goodwill impairment	—	—	30,891
Stock-based employee compensation	2,566	2,696	1,371

Total costs and expenses	€45,348	€33,916	€68,231

LOSS FROM OPERATIONS	(22,726)	(26,492)	(58,656)
Interest income, net	1,503	2,143	3,547
Foreign currency loss	(108)	(19)	(54)
Gain on sale of available for sale securities	—	982	—
Equity in losses of unconsolidated investments	—	—	(507)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	€(21,331)	€(23,386)	€(55,670)
Provision for income taxes	—	—	—

NET LOSS	€(21,331)	€(23,386)	€(55,670)

BASIC AND DILIUTED NET LOSS PER SHARE:
Net loss per share-basic and diluted	€(0.59)	€(0.65)	€(1.57)
Weighted average shares/ADSs outstanding-basic and diluted	36,382,662	35,920,626	35,547,635

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(amounts in thousands of euro, except share data)

	Ordinary shares
			Additional Paid-in Capital	Deferred compensation	Accumulated deficit	Total Shareholders equity
	Shares	Amount
Balance at December 31, 2001	35,318,188	€8,477	€334,708	€(4,334)	€(174,138)	€164,713
Issuance of ordinary shares	331,750	79	915	—	—	994
Deferred compensation	—	—	1,029	(1,029)	—	—
Amortization of deferred compensation	—	—	—	1,371	—	1,371
Net loss	—	—	—	—	(55,670)	(55,670)

Balance at December 31, 2002	35,649,938	€8,556	€336,652	€(3,992)	€(229,807)	€111,409

Issuance of ordinary shares	356,386	86	224	—	—	310
Deferred compensation	—	—	3,186	(3,186)	—	—
Amortization of deferred compensation	—	—	—	2,696	—	2,696
Issuance of warrants to acquire ordinary shares in exchange for services	—	—	616	—	—	616
Net loss	—	—	—	—	(23,386)	(23,386)

Balance at December 31, 2003	36,006,324	€8,642	€340,678	€(4,482)	€(253,193)	€91,645

Issuance of ordinary shares	867,097	208	1,201	—	—	1,409
Deferred compensation	—	—	3,042	(3,042)	—	—
Amortization of deferred compensation	—	—	—	2,566	—	2,566
Issuance of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	—	4,246	—	—	4,246
Net loss	—	—	—	—	(21,331)	(21,331)

Balance at December 31, 2004	36,873,421	€8,850	€349,167	€(4,958)	€(274,524)	€78,535

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of euro)

	Year ended December 31,
	2004	2003	2002
Operating activities Net loss	€(21,331)	€(23,386)	€(55,670)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,982	2,712	2,583
Loss on disposal of plant and equipment	—	460	72
Stock based employee compensation	2,566	2,696	1,371
Intangible amortization	1,966	1,330	1,331
Goodwill impairment	—	—	30,891
Equity in losses of unconsolidated investments	—	—	507
Gain on sale of available for sale securities	—	(982)	—
Revenue recognized in exchange for available-for-sale securities	—	(324)	—
Issuance of warrants and non-employee stock options to acquire ordinary shares for services	4,246	616	—
Change in operating assets and liabilities:
Trade accounts receivable	7,527	(8,538)	2,102
Receivable from related parties and employees	438	239	577
Prepaid expenses and other current assets	(1,767)	(835)	(1,555)
Accounts payable	21	(320)	66
Accrued compensation and related benefits	242	(2,225)	1,289
Deferred revenues	(3,248)	7,787	4,024
Accrued liabilities	972	(1,285)	(88)

Net cash used in operating activities	(5,386)	(22,055)	(12,500)
Cash flow from investing activities
Purchase of developed technology	(4,017)	—	—
Purchase of plant and equipment	(2,114)	(3,448)	(2,972)
Proceeds from sale of plant and equipment	—	96	—
Proceeds from sale of available for sale securities	—	1,306	—

Net cash used in investing activities	(6.131)	(2,046)	(2,972)
Cash flow from financing activities
Proceeds from the issuance of ordinary shares	1,409	310	994
Principal payments under capital lease obligation	(1,132)	(902)	(469)
Proceeds from sale and lease-back of plant and equipment	741	1,258	5,349

Net cash provided by financing activities	1,018	666	5,874

Net decrease in cash and cash equivalents	(10,499)	(23,435)	(9,598)

Cash and cash equivalents at beginning of period	87,210	110,645	120,243

Cash and cash equivalents at end of period	€76,711	€87,210	€110,645

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands of euro, except share data)

Note 1.    Business Activities and Basis of Presentation

        Crucell N.V. (the "Company"), headquartered in Leiden, the Netherlands, combines three innovative technological platforms to provide powerful and effective means to discover, develop and produce a variety of biopharmaceuticals for the treatment of human diseases. The Company operates in one business segment.

        The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries, Crucell Holland B.V., U-BiSys B.V. and ChromaGenics B.V. Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over the investee, but less than a controlling voting interest, are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

        On March 11, 2004 Crucell Holland B.V. acquired the outstanding capital stock of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam, the Netherlands. The acquisition has been accounted for as an acquisition of developed technology. The Company paid €4,017 in cash as well as entered into a contingent payment agreement that could result in an additional payment of €7,000 upon receipt of revenues by the Company generated from the STAR technology. After the payments of the contingent consideration, the Company will pay a royalty on revenues generated from the STAR technology through the date the STAR technology patent expires.

Note 2.    Summary of Significant Accounting Policies

Risks and Uncertainties and Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

        The Company generates revenues principally from the licensing of its proprietary technology and services performed together with or on behalf of licensees or partners. Under certain arrangements, the Company has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue upon persuasive evidence of an arrangement and delivery of the associated technology, which relates to the complete transfer of fully developed technology by the Company and represent the culmination of the earnings process. The Company's arrangements provide for continuing support of its technology at standard consulting rates. Revenues derived from consulting services, which are not essential to licensee's ability to use the Company's technology, are recognized as earned.

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

Cost of service fees

        Costs of service fees comprise direct labor, materials, and overhead costs.

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

Income Taxes

        The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of those assets

        Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Net Loss Per Share

        Basic net loss per share is computed based on the weighted-average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding, including the dilutive effect of stock options, if any. Basic and diluted net loss per share are the same for all periods presented because the impact of outstanding stock options and warrants is anti-dilutive.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalents.

Long-Lived Assets Other than Goodwill

        Plant and equipment is recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives: computer equipment, three years; furniture and laboratory equipment, five years; and leasehold improvements, the shorter of the lease term or ten years. Intangible assets other than goodwill consists of developed technology acquired in connection with business combinations in 2000 and the purchase of certain technology in 2004. Developed technology is amortized over five years.

        The Company complies with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets, other than goodwill, be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include an impairment of goodwill of the associated assets, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. There was no impairment of long-lived assets, including intangible assets other than goodwill, during the three year period ended December 31, 2004.

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

        SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase, if necessary, measures the amount of impairment. The Company completed the first phase of its annual impairment test during the fourth quarter of 2002 and found the carrying value of goodwill to be impaired. During the second phase, the Company determined the full amount of its recorded goodwill of € 30,891 was impaired based upon the excess of the Company's net book value over its market capitalization on the date of testing.

Foreign Currency

        The Company's functional currency is the Euro. The Company makes payments primarily in Euro and receives payments in Euro and US dollars. Transaction gains and losses arising from transactions denominated in US dollars and or other non-Euro currencies are included in the Consolidated Statement of Operations under "Foreign currency loss".

Financial Instruments

        The Company's financial instruments include primarily cash and cash equivalents, accounts receivable and other current assets, accounts payable, accrued and other liabilities and obligations under capital leases. Due to the short-term nature of the financial instruments, the carrying amounts of these assets and liabilities approximate their fair value.

Concentration of Credit Risk

        The Company extends credit based on an evaluation of the customer's financial condition, without requiring collateral. The Company monitors its exposure related to credit losses and maintains allowances for anticipated losses.

Allowance for Doubtful Accounts

        The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company's historical experience. At December 31, 2004 and 2003, the allowance for doubtful accounts reserves was €240 and €150, respectively.

Reclassification

        Certain prior year balances have been reclassified to conform to the current year's presentation.

New Accounting Pronouncements

        The Company currently prepares its financial statements in accordance with US GAAP and prepares a reconciliation of stockholders' equity, net income and certain other disclosures to Dutch GAAP. In June 2002, the Council of Ministers of the European Union ("EU") approved a new regulation proposed by the European Commission requiring all EU-listed companies, including the Company, to apply International Financial Reporting Standards ("IFRS") in preparing their financial statements for fiscal years beginning on or after January 1, 2005. The Company plans to prepare a reconciliation of stockholders' equity, net income and certain other disclosures from U.S. GAAP to IFRS starting January 1, 2005.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123 (R)"). This statement supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 (R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a "fair-value"-based method and recognized as expense in the consolidated statement of operations. SFAS No. 123 (R) is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently evaluating the impact of SFAS 123(R) on the Company's consolidated financial statements.

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

Note 4.    Goodwill and Intangible Assets

        Goodwill and intangible assets originated from the merger with U-BiSys B.V. in 2000 and from the acquisition of ChromaGenics B.V.'s developed technology in 2004.

        The movement of goodwill and intangible assets for the years 2004, 2003 and 2002 is presented below:

	Total	Developed Technology	Workforce	Goodwill
Balance, net, December 31, 2001	€35,548	€4,657	€3,140	€27,751
Transfer(1)	—	—	(3,140)	3,140
Impairment	(30,891)	—	—	(30,891)
Amortization	(1,331)	(1,331)	—	—

Balance, net, December 31, 2002	€3,326	€3,326	€—	€—
Amortization	(1,330)	(1,330)	—	—

Balance, net, December 31, 2003(1)	€1,996	€1,996	€—	€—

Purchase of developed technology	4,017	4,017	—	—
Amortization	(1,966)	(1,966)	—	—

Balance, net, December 31, 2004(2)	€4,047	€4,047	€—	€—

(1)
The workforce intangible asset was subsumed into goodwill on January 1, 2002 in conjunction with the adoption of SFAS 142.

(2)
Developed technology is net of accumulated amortization of €6,623, €4,656, and €3,326 at December 31, 2004, 2003 and 2002, respectively.

        The purchase of developed technology in 2004 relates to the acquisition of ChromaGenics B.V. (see Note 1.). The estimated aggregate amortization expense for each of the next respective five years is €1,469, €803, €803, €803, and €169 respectively.

Note 5.    Plant and Equipment

  Plant and equipment consist of the following:

	December 31,
	2004	2003
Leasehold improvements	€4,204	€4,204
Furniture and laboratory equipment	13,541	11,820
Computer equipment	1,534	1,141

	19,279	17,165
Less accumulated deprecation and amortization	(8,814)	(5,832)

Plant and equipment, net	€10,465	€11,333

        At December 31, 2004 and 2003, the Company held laboratory equipment under capital leases with a cost of €4,021 and €3,462, respectively, and a net book value of approximately €2,266 and € 2,691, respectively. Such leases are secured by the value of the underlying assets. Interest expense on lease obligations, which approximates cash payments for interest during the year, was €212, €221 and €146 during the year ended December 31, 2004, 2003 and 2002, respectively.

Note 6.    Shareholders' Equity

Share Capital

        The Company's authorized share capital amounts to €40,800,002.40 divided into: 85,000,000 ordinary shares, ten priority shares and 85,000,000 preference shares, each with a par value of €0.24. As of December 31, 2004, there were 36,873,421 ordinary shares and ten priority shares issued and outstanding. No preference shares are issued and outstanding as of December 31, 2004.

        All of the issued priority shares are held by Stichting Prioriteit Crucell (Priority Foundation). The board of governors comprises of the chairman of the Company's supervisory board and two other independent members. The Priority Foundation is able to make binding nominations for the supervisory board members. The general meeting of shareholders can override these votes by an absolute majority of the votes cast, which must represent more than one-third of the Company's issued share capital.

        All of the preference shares are held by a foundation called Stichting Preferente Aandelen Crucell (Preferred Foundation). The board of governors comprises of the Company's chairman of the supervisory board and four other independent members. The preference shares are held by the Preferred Foundation in which the Company has entered into an agreement that allows it to acquire preference shares up to 50% of the number of outstanding shares. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from the Company. If any preference shares are acquired by the Company they must be cancelled.

Repurchase of Shares

        Pursuant to a resolution of the shareholders, the Company may repurchase up to 10 percent of its outstanding share capital through December 3, 2005.

Stock Option Plan

        The Company maintains a stock option plan whereby the remuneration committee of the supervisory board may grant options to employees, directors and members of the supervisory board. All options are exercisable immediately upon grant. Upon exercise of the options, employees are subject to profit- retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of the profits payable to the Company decreases ratably over three to four years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the relevant period.

        The options expire four to eight years from the date of grant, or earlier upon termination of employment with the Company. Upon termination of employment with the Company, options must be exercised within 90 days. Generally, options granted under the stock option plan are granted at exercise prices which exceed the fair value of the Company's ordinary shares at the date of grant.

        In accordance with the terms of a cash bonus plan, if an employee maintains continuous employment with the Company for a period of four years, and defers exercising awarded options until the last month of the option term, the employee receives a cash bonus. The Company recognizes compensation expense ratably during the employment period required under the cash bonus plan. In 2003, the cash bonus plan was eliminated for certain employees resulting in a reduction to compensation expense of approximately €2,300.

        In January 2003, the supervisory board approved a new option plan whereby previously awarded options to employees and members of the supervisory board with an exercise price of €21.00 per share could be exchanged for an equal number of new options (the "replacement options"). The replacement options have an exercise price of €3.49, which was 161% of the average closing stock price of the Company on the three days preceding the option grant date, and have an eight year life. The replacement options are exercisable immediately, but are subject to profit retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the three year period. A total of 1,295,650 options with an exercise price of €21.00 per share were replaced under the new option plan, resulting in incremental deferred compensation of €1,516 or €1.17 per option. Compensation expense is recognized ratably over a period of three years.

        Options issued subsequent to January 2003 are subject to the terms of the new option plan. Options issued under this option plan have an eight year life and will be issued at exercise prices equal to 161% of the average closing stock price of the Company on the three days preceding the option grant date. The options are immediately exercisable, and are subject to profit retribution provisions which lapse over a period of three years.

        In May 2003, the supervisory board approved amendments to the terms of outstanding and future options held by members of the management board, which include the Company's chief executive officer, chief financial officer, chief operating officer and chief scientific officer, whereby, following a change of control resulting in termination of employment, members of the management board may exercise options over the shorter of a three year period or the remaining term of the options.

        In December 2003, the terms of all outstanding stock options to the supervisory board were modified such that options vest immediately and are no longer subject to profit retribution provisions. The Company recognized compensation expense of €495 representing the total amount of deferred compensation associated with options held by members of the supervisory board.

        In April 2004, the supervisory board approved a new option plan whereby employees and members of the supervisory board are granted options with an exercise price 126% greater than the average closing stock price of the Company on the three days preceding the option grant date and have a five year life. The options are subject to profit retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the three-year period. Compensation expense is recognized ratably over a period of three years.

        Total compensation cost recognized for all stock-based employee compensation awards was €2,566, €2,696 and €1,371 in 2004, 2003 and 2002 respectively.

        A summary of the stock option activity for the plan is as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 2001	4,620,264	9.43
Granted	443,500	5.48
Exercised	(331,750)	3.00
Forfeited	(202,850)	14.95

Balance at December 31, 2002	4,529,164	9.27
Granted	2,512,554	4.19
Exercised	(356,386)	0.87
Forfeited	(2,326,574)	13.63

Balance at December 31, 2003	4,358,758	4.70
Granted	1,333,500	9.59
Exercised	(867,097)	1.62
Forfeited	(6,150)	8.48

Balance at December 31, 2004	4,819,011	6.42

        Included in the options outstanding as of December 31, 2004 are options to acquire 696,679 ordinary shares that are held by former employees. These employees have been permitted to continue vesting in these options for services rendered.

        The following table summarizes information about the Company's stock options outstanding at December 31, 2004:

Exercise price	Outstanding Options at December 31, 2004	Weighted average remaining contractual life (years)	Exercisable options
€0.49-€3.00	243,969	4.06	243,969
€3.01-€5.00	1,720,600	5.67	1,720,600
€5.01-€7.00	899,604	5.59	899,604
€7.01-€11.66	1,954,838	3.18	1,954,838

Total	4,819,011		4,819,011

        As of December 31, 2004, a total of 5,531,013 ordinary shares have been reserved for issuance under the option plan, of which 4,819,011 are subject to outstanding options (including non-employee stock options).

        The Company accounts for its employee stock options under the fair value method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2004	2003	2002
Risk-free interest rate	2.9%	2.5%	4.5%
Expected dividend yield	—	—	—
Expected volatility	62.3%	87.0%	93.0%
Expected life (years)	4.0	4.0	4.0

        The weighted average fair value of options granted during the years ended December 31, 2004, 2003 and 2002 was €3.28, €1.41 and €3.01, respectively.

Warrants

        In 2003, the Company granted warrants to acquire 250,000 ordinary shares with an exercise price of €3.00 per share to a consultant in exchange for services. The warrants were earned by the consultant over the service period which ended in 2004, and expire in July 2008.

Note 7.    Commitments and Contingencies

        Total minimum payments under non-cancelable operating leases and capital leases are as follows at December 31, 2004:

	Capital Leases	Operating Leases
2005	€1,345	€1,838
2006	1,036	1,254
2007	407	1,220
2008	—	1,218
2009	—	1,218
Thereafter	—	2,537

Total minimum payments	2,788	€9,285

Less interest	(191)

Present value of minimum lease payments	2,597

Less current portion	(1,212)

Long term portion of capital lease obligations	€1,385

        Rental expense was €1,174, €1,165 and €1,377 for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company has future minimum payments under non-cancelable research and licensing agreements whereby it is obligated to make payments of €1,828, €1,804, and €1,519 in 2005, 2006, and 2007 respectively, with no required minimum payments thereafter.

        Certain lease agreements contain provisions whereby the Company is required to make immediate payment of all amounts due under the lease in the event the Company's cash and cash equivalents balance falls below € 25,000 or stockholders' equity or cash equivalents falls below € 75,000. At December 31, 2004, €3,880 of amounts due under leases is subject to this provision.

        The Company also has other bank guarantees that amount to €1,315 at December 31, 2004.

        The Company is party to claims and litigation incidental to the business. The Company believes the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 8.    Collaboration Agreements

        In December 2002, the Company entered into a collaboration agreement with DSM Biologics ("DSM") pursuant to which the Company granted DSM an exclusive license to use Crucell's PER.C6 platform for the contract manufacturing of recombinant proteins and monoclonal antibodies. Under the terms of this agreement, the Company receives licensing fees over a four year development period and is obligated to commit certain expenditures in connection with the development of the PER.C6 production platform. Under the terms of the arrangement, DSM is entitled to a percentage of all non-service fees received by the Company from third parties licensing the Company's PER.C6 technology in certain fields, in addition to an exclusive license to the technology that includes a right to sub-license. In December 2002, the Company received an up-front non-refundable licensee fee and in June 2004 the Company received a non-refundable milestone payment. Additional payments from DSM may be triggered upon certain dates and the attainment of certain milestones. Due to the Company's continuing performance obligations related to the novel use of its technology during the development period, the up-front license fee was initially recognized as deferred revenue and is being recognized as revenue ratably over four years, the estimated period of development. Milestones, related to scientific and technical achievements are recognized as revenue when the milestone is obtained.

        In December 2003, the Company entered into a collaboration and license agreement with Aventis Pasteur S.A. (as of 2004 sanofi pasteur S.A. ("Sanofi")) pursuant to which Sanofi received an exclusive license to research, develop and manufacture influenza vaccines based on the Company's PER.C6 technology. Under the terms of the agreement the Company is obliged to provide research and development. In addition, the Company is entitled to milestone payments, annual minimum royalty payments, research and development funding, and royalties upon the development of a PER.C6-based influenza vaccine. The Company retains the commercialization rights in Japan, whereby the Company can request Sanofi to supply finished vaccine products to the Company, where royalties will be due to Sanofi. Due to the Company's continuing performance obligations related to the novel use of its technology during the development period, the up-front license fee has been deferred and will be recognized as revenue ratably over the estimated development period of three years. Minimum annual royalties during the development period, which are creditable against future royalties, are recognized as revenue when earned. Milestones, related to scientific and technical achievements are recognized as revenue when the milestone is obtained. Service fees for work performed under the collaboration agreement are recognized when earned.

        The Company maintains a defined contribution plan in The Netherlands whereby participants may contribute up to 12% of their pre-tax base salaries, subject to certain limitations. The Company makes a matching contribution equal to 100% of an employee's pre-tax contributions. The contributions to the plan were €1,032, €761 and €525 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 10.    Revenues

        The table below reflects the geographical composition of revenues for the years ending December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004	2003	2002
Europe	10,042	€2,310	€3,072
North America	12,535	5,051	6,347
Asia	45	63	156

	€22,622	€7,424	€9,575

        The Company had two individual customers whose respective accounts receivable balances represented 36% and 23% of the Company's total accounts receivable balance as of December 31, 2004.

Note 11.    Income Taxes

        The Company has tax loss carry forwards of €85,766, €68,802 and €55,289 at December 31, 2004, 2003 and 2002 respectively. The Company has evaluated evidence impacting the realizability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Company's history of net losses and concluded that it is more likely than not that the full benefits of these tax loss carry forwards will not be realized in the near term. Accordingly, the Company recorded a valuation allowance equal to 100% of the net deferred tax asset balance at December 31, 2004, 2003 and 2002.

        Tax losses may be carried forward indefinitely and offset against future taxable profits. On January 1, 2001, a bill was enacted that may limit the ability to offset losses against future profits when the beneficial ownership of a company changes. This new law could limit the Company's ability to realize the benefits of its tax loss carry forward in the future.

Note 12.    Significant Customers

        A summary of significant customers based on a percentage of total revenues is a follows:

	2004		2003		2002
Customer A	26%		(*	)	(* )
Customer B	23%		17%		(* )
Customer C	(*	)	15%		15%
Customer D	(*	)	(*	)	13%
Customer E	(*	)	(*	)	11%

	49%		32%		39%

(*)
Revenue less than 10% of total revenues.

Note 13.    Quarterly Financial Data (Unaudited)

        The following is a summary of the quarterly results of operations for the fiscal years ended December 31, 2004, 2003, and 2002.

	Fiscal year 2004 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€4,005	€8,015	€4,098	€6,504
Loss from operations	(7,396)	(2,476)	(5,857)	(6,997)
Net loss before provision for income taxes	(7,047)	(2,043)	(5,475)	(6,766)
Net loss	(7,047)	(2,043)	(5,475)	(6,766)
Net loss per share basic and diluted	(0.19)	(0.06)	(0.15)	(0.18)
	Fiscal year 2003 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€2,120	€1,146	€1,192	€2,966
Loss from operations	(4,318)	(6,795)	(8,608)	(6,771)
Net loss before provision for income taxes	(3,629)	(6,227)	(7,179)	(6,351)
Net loss	(3,629)	(6,227)	(7,179)	(6,350)
Net loss per share basic and diluted	(0.10)	(0.17)	(0.20)	(0.18)
	Fiscal year 2002 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€2,161	€2,853	€2,003	€2,558
Loss from operations	(5,861)	(6,945)	(7,426)	(38,424)
Net loss before provision for income taxes	(5,292)	(6,144)	(6,546)	(37,688)
Net loss	(5,292)	(6,144)	(6,546)	(37,688)
Net loss per share basic and diluted	(0.15)	(0.17)	(0.18)	(1.07)

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

	Year ended December 31,
	2004	2003	2002
Net loss under U.S. GAAP	€(21,331)	€(23,386)	€(55,670)
Intangible assets	1,330	1,330	32,222
Stock option compensation	5,320	3,312	1,371
Revenue recognition	(4,250)	7,750	4,948
Equity in result of joint venture	(704)	1,347	1,481

Net loss under Dutch GAAP	€(19,635)	€(9,647)	€(15,648)

	Year ended December 31,
	2004	2003
Shareholders' equity under U.S. GAAP	€78,535	€91,645
Intangible assets	(666)	(1,996)
Revenue recognition	8,448	12,698
Equity in result of joint venture	2,124	2,828

Shareholders' equity under Dutch GAAP	€88,441	€105,175

        The following accounting principles were followed by the Company pursuant to Dutch GAAP:

Intangible assets

        Intangible assets consist of the capitalization of start-up expenses, certain research and development activities and goodwill. Such intangible assets are amortized over their estimated useful life.

Stock option compensation

        In case of a grant of stock options below the market value of the underlying shares the difference will be included in the profit and loss account. Stock compensation expense for options granted is determined at the intrinsic value (difference between the market value upon date of grant and the exercise price of the option).

Revenue recognition

        Revenue is recognized upon persuasive evidence of an arrangement.

Equity in result of joint venture

        The result is recognized based upon the ownership interest in the equity value at year-end of the joint venture.

Note 15.    Subsequent events (Unaudited)

        On March 9, 2005 the Company announced that Galapagos is considering a Euronext stock exchange listing in 2005. The primary reason for the listing is to raise additional funds to enhance Galapagos' drug discovery operations, which are predominantly aimed at developing breakthrough medicines for the bone and joint diseases—osteoarthritis, osteoporosis and rheumatoid arthritis.

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
  Item 16. Reserved
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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