Form 20-F
period 2005-12-31
CRUCELL NV
filed 2006-06-29
CIK 1126136

As filed with the Securities and Exchange Commission on [•], 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0288 Expires: September 30, 2007 Estimated average burden hours per response... 2631.00

FORM 20-F

(Mark One)

☐            Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒           Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐            Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

OR

☐            Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this Shell Company Report

For the transition period from N/A to N/A

Commission file number: 0-30962

Crucell N.V.

(Exact name of Registrant as Specified in its Charter)

Crucell N.V.

(Translation of Registrant’s Name into English)

The Netherlands

(Jurisdiction of Incorporation or Organization)

Archimedesweg 4, 2333 CN Leiden, The Netherlands

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares,	Nasdaq National Market
each representing one ordinary share,
par value €0.24

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value 41,440,613

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes   ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or l5(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes   ☐ No

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We publish our financial statements in euro. In this document, references to (1) “€”, “EUR” and “euro” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on European Union, and (2) “$”, “USD” and “dollars” are to the currency of the United States.

All amounts set forth in this annual report, unless otherwise noted, are in thousands of euro, except share and option data.

On February 22, 2006, we acquired, via a share exchange, the majority of the outstanding shares of Berna Biotech AG, a Swiss stock corporation. This annual report describes the business now conducted by the combined company, including the manufacture, sales and marketing of the Berna vaccine portfolio. However, as this acquisition took place after the end of the financial year which is the subject of this annual report, the financial information and the historical financial statements included elsewhere in this annual report do no reflect this acquisition.

For more information on Berna Biotech AG, including their historical financial statements, you can visit their website at http://www.bernabiotech.com The contents of this website are not incorporated by reference into this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”, and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; technology and product development efforts; our ability to realize commercially valuable discoveries; our intellectual property portfolio; our ability to develop potential products and technologies suitable for commercialization; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We describe certain of these risks and uncertainties in Item 3, “Key Information—Risk Factors.” We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this document.

OTHER

We are the owner of over 150 registered trademarks. The most important of these are: Crucell® , Berna®, the Berna and Crucell logos, ChromaGenics®, Aerugen®, Te Anatoxal Berna®, Di Anatoxal Berna®, Di Te Anatoxal Berna®, Epaxal®, Epaxal Berna®, Inflexal®, Inflexal Berna®, Vivotif®, Vivotif Berna®, Hepimmune® and Flavimun®, PER.C6®, AdVac®, MAbstract® and STAR®. In addition we hold rights to use certain trademarks owned by our partners, such as Quinvaxem from Chiron. All other trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners. Crucell N.V. and its subsidiaries own a number of additional trademarks, including registered trademarks, that are not referenced in this report.

PART I

Item 1.                        Identity of Directors, Senior Management and Advisors

This item is not applicable.

Item 2.                      Offer Statistics and Expected Timetable

This item is not applicable.

Item 3.                        Key Information

Selected Financial Data

The selected financial data presented below as at and for each of the five years in the period ended December 31, 2005 has been derived from:

•        in respect of the three years ended December 31, 2005, our audited financial statements included elsewhere in this annual report, which have been audited by Ernst & Young Accountants, Independent Registered Public Accounting Firm; and

•        in respect of the two years ended December 31, 2002, our audited financial statements, which have not been included elsewhere in this annual report, and which have been audited by Ernst & Young Accountants, Independent Registered Public Accounting Firm.

We have prepared our financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”, our audited historical financial statements and accompanying notes that are included elsewhere in this annual report.

	Years ended December 31,
	2001	2002	2003	2004	2005
	(in thousands, except share/ADS and per share/ADS data)
Consolidated Statements of Operations Data:
Revenues:
License fees	€7,972	€6,664	€4,800	€12,429	€20,848
Service fees	—	—	404	5,712	11,881
Government grants and other	1,209	2,911	2,220	4,481	4,840
Total revenues	€9,181	€9,575	€7,424	€22,622	€37,569
Costs and expenses:
Cost of service fees	—	—	399	5,644	7,156
Research and development	17,764	24,880	22,858	21,412	32,751
Selling, general and administrative	9,391	11,129	9,329	16,326	13,918
Developed technology amortization	1,330	1,331	1,330	1,966	1,470
Goodwill amortization	8,826	—	—	—	—
Goodwill impairment	—	30,891	—	—	—
Total costs and expenses	€37,311	€68,231	€33,916	€45,348	€55,295
Loss from operations	(28,130)	(58,656)	(26,492)	(22,726)	(17,726)
Interest income, net	6,205	3,547	2,143	1,503	1,966
Foreign currency gain/(loss)	463	(54)	(19)	(108)	235
Equity in losses of unconsolidated investments	(2,524)	(507)	—	—	—
Gain on sale of securities available for sale	—	—	982	—	—
Net loss	€(23,986)	€(55,670)	€(23,386)	€(21,331)	€(15,525)
Net loss per share/ADS—basic and diluted(1)	€(0.68)	€(1.57)	€(0.65)	€(0.59)	€(0.39)
Weighted average shares/ADSs outstanding—basic and diluted	35,268,457	35,547,635	35,920,626	36,382,662	39,852,064

(1)          The effects of potential ordinary share equivalents related to stock options and stock plans are excluded from the calculation of diluted net loss per share as including such share equivalents would result in a lower net loss per share.

	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	€120,243	€110,645	€87,210	€76,711	€111,734
Total current assets	€123,622	€113,576	€99,753	€84,155	€131,038
Total assets	€174,020	€128,956	€113,744	€98,667	€169,543
Liabilities and shareholders’ equity:
Total current liabilities	€10,546	€12,799	€11,716	€14,773	€15,977
Total long term liabilities	—	€5,649	€11,045	€5,583	€16,151
Total shareholders’ equity	€163,474	€110,508	€90,983	€78,311	€137,415
Total liabilities and shareholders’ equity	€174,020	€128,956	€113,744	€98,667	€169,543

Exchange Rate Information

The following table sets forth, for the years indicated, the high, low, average and year-end noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rates”) expressed in euros per USD 1.00.

Year ended December 31,	High	Low	Average(1)	End of Period
	€	€	€	€
2001	1.20	1.05	1.12	1.12
2002	1.16	0.95	1.06	0.95
2003	0.97	0.80	0.89	0.80
2004	0.85	0.73	0.81	0.73
2005	0.86	0.73	0.80	0.84

(1)          The average of the Noon Buying Rates on the last business day of each month during the period indicated.

The following table sets forth, for the previous six months, the high and low Noon Buying Rates expressed in euros per USD 1.00.

	High	Low
	€	€
December 2005	0.86	0.83
January 2006	0.85	0.81
February 2006	0.85	0.82
March 2006	0.84	0.82
April 2006	0.83	0.79
May 2006	0.80	0.77

On June 19, 2006, the Noon Buying Rate was USD 1.00 = EUR 0.79. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

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

We have a history of net losses and we may not achieve or maintain profitability.

We have incurred net losses since our incorporation. At December 31, 2005, we had an accumulated deficit of €290,049. We expect to have net losses and negative cash flow in the foreseeable future. Achieving profitability will depend, in part, on:

•       the rate of growth, if any, in our product sales and licensing revenues;

•       our ability to obtain approval for current pipeline products and to develop potential products either on our own or through partnerships, collaborations or strategic alliances; and

•       the level of our expenses.

We may never generate sufficient revenues to achieve profitability. Growth of our revenues is dependent on expanding current product sales, obtaining approval of the products in our pipeline, the success of our technologies—in particular, PER.C6—and on our success and that of our licensees in developing commercially successful products based on our technologies. Revenue growth related to our existing products may be dependent on factors beyond our control as discussed below under “—Our results fluctuate as a result of seasonality in our business, particularly with respect to our flu vaccine product” and “—Our products may fail at any stage of development or after market introduction due to factors beyond our control.”  Further, we do not have control over the ability of our licensees to develop commercially successful products based on our technologies. We expect to continue to invest in research and development to enhance our technologies and develop potential products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We may need additional capital in the future. If we do not raise this additional capital, we may have to curtail operations and/or scale back our research and development activities.

We expect that our future capital requirements will be substantial. Changes may occur that would consume available capital resources significantly sooner than we currently expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the research and development of our technologies and potential products. In this regard, on May 10, 2005, we raised net proceeds of €50.1 million in a private equity offering of our ordinary shares priced at €14.50 per share. The capital raised from this private offering of shares supports the acceleration of our product development with new opportunities especially in the field of antibodies and therapeutic proteins. We also may need to raise additional capital if we make any acquisitions involving cash consideration or the issuance of new shares. In this regard, on February 22, 2006, we issued 16.7 million ordinary shares in connection with our acquisition of shares of Berna Biotech.

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

Our interim operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause the price of our ordinary shares and ADSs to fluctuate significantly or decline. Some of the factors that could cause our operating results to fluctuate include:

•       upon our acquisition of Berna Biotech in February 2006, the timing of sales and shipments of our existing products;

•       the timing and recognition of payments related to license agreements and collaboration arrangements; and

•       general and industry specific economic conditions, which may affect product sales and may also affect our own and our licensees’ research and development expenditures.

A large portion of our expenses is relatively fixed, including expenses for personnel, facilities and equipment. If revenues decline or do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses and will suffer losses accordingly. In addition, we may increase our research costs in 2006, which may increase our operating expenses in the foreseeable future. Due to the possibility of fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our operating results may not always be a good indication of our future performance. Our operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the price of our ordinary shares and ADSs would probably decline.

Our results fluctuate as a result of seasonality in our business, particularly with respect to our flu vaccine product.

Upon our acquisition of Berna Biotech in February 2006, our influenza vaccine, Inflexal V, accounts for a significant proportion of net sales from our vaccines business. The market for flu vaccines is extremely seasonal. There is a narrow window of time for production, regulatory approval and marketing of flu vaccines. Possible delays in stock availability or marketing of the vaccines could have a significant negative effect on us, since a majority of the distribution and sales occurs during only a few weeks in the third and/or fourth quarter of every year. Potential delays in any step of the regulatory approval, production and marketing process could result in a significant sales reduction for us . In addition, the antigen necessary to produce influenza vaccine is in limited supply, and we generally rely on a single source for our supply of this antigen. Any interruption or delay in our antigen supply could have a materially adverse effect on our sales of Inflexal V and negatively impact our earnings and financial position.

Expected benefits from the Crucell-Berna combination may not be realized.

We expect the acquisition of Berna Biotech in February 2006 to result in future growth benefits, cost savings and other benefits. However, our ability to successfully realize these benefits and the timing of their realization may be affected by a variety of factors, including:

•       the challenges of integrating the businesses, management teams and workforce of the two companies;

•       unexpected events including major changes in the vaccine industry; and

•       aligning new priorities.

Given these and other risks related to the combination of Crucell and Berna Biotech, there can be no assurance that the benefits we expect from the combination will be realized. If the expected benefits of the combination are not or only partially realized, the market price of our ordinary shares and ADSs may decrease.

Our products may fail at any stage of development or after market introduction due to factors beyond our control.

There are inherent risks in the business of biotechnological development and production in connection with the development of vaccines. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process, and there is a significant risk of failure at each stage of the process, should issues arise with respect to the efficacy or safety of a product. In particular, pre-clinical and early clinical studies cannot ensure efficacy for humans, and human studies are thus required for vaccine development. Such studies may, however, fail to prove the efficacy of the product candidates and are at constant risk of suspension for posing unreasonable health risks. There can be no assurance that any product candidate in our pipeline will either reach or successfully complete the clinical research process. Although a number of our products have reached late stage of development and offer a reasonably high probability of success relative to earlier stage products, the chances of failure remain significant. We have had products fail at this stage of development in the past. Any or all of our current late-stage products could fail to be proved sufficiently safe or effective to be brought to market or could fail to receive necessary regulatory approvals. Such failures could have a material adverse effect on our business and prospects.

Even if the products currently in late-stage development are introduced, there can be no assurance that a market for such products will develop or be sustained. If a market does develop, there can be no assurance that our existing facilities and resources will be sufficient to meet demand. Accordingly, there can be no assurance that we will realize any potential benefits that may be associated with our late-stage development product portfolio.

If we or our licensees do not develop commercially successful products we may fail to realize significant sales and royalty revenues in future years.

Very little data exists regarding the safety and effectiveness of the type of potential products that we and our licensees are developing. All of our potential products, and those of our licensees, including those based on our PER.C6 technology are either in research or in pre-clinical or clinical development. We and our licensees may not succeed in developing commercial products based on PER.C6 technology that are safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable cost, or can be marketed successfully.

Development of products requires significant investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior to their commercial distribution. To a certain extent, we are dependent on the research and performance of third parties to bring potential products to market. We expect certain potential products to enter clinical trials during 2006. We and our licensees must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their potential products. Our research and development or that of our licensees may not establish that our technologies or our or their potential products are safe and effective, in which case regulatory authorities may not approve them. Further, our government and university licensees and collaborators may have goals, such as academic publication or data collection, that are not solely focused on producing marketable products. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees operate may further limit our and their ability to develop commercially successful products.

If our licensees or partners do not continue to use our potential products, PER.C6 technology or our other technologies, or if they terminate their agreements with us, we will earn less or no revenue from our agreements with them.

License, service and manufacturing revenues and government grants from our potential products, PER.C6 and other technologies have accounted for a substantial portion of our revenues to date and we expect that they will continue to comprise a significant portion of our revenues for the foreseeable future. If our current or prospective partners or licensees do not develop and eventually distribute products based on our technologies, or if they terminate the relationship with us, we may not be able to realize the revenues and growth we anticipate. We also may not be able to successfully develop and derive license or other revenues from new technologies. Our current or prospective licensees or partners may use or develop alternative technologies or develop competing products or potential products independently or in collaboration with others, including our competitors. The dollar/euro exchange rate may make our technology less competitive or reduce our revenues. If any of our licensees or partners become involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not require them to dedicate resources to developing and distributing commercial products based on our technologies. Furthermore, our licensees or partners may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements with other parties to replace those agreements. During 2005, existing licenses with eight licensees were not renewed.

We face competition in discovering, commercializing and licensing new technologies from biotechnology firms in Europe, the United States and elsewhere. This competition may limit our ability to derive revenues from our technologies and achieve profitability.

The field of biotechnology is new and rapidly evolving, and we expect that it will continue to undergo significant and rapid technological change. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, or other products or forms of treatment for the diseases we are targeting. We are aware of a number of commercial initiatives in the fields in which we operate that may result in marketable products with which we would compete. We also may experience competition from companies that have acquired or may acquire technology from companies, universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or our licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products or potential products that are more effective than those based on our technologies. We also compete with our licensees in developing new potential products. It is possible that we will not be able to effectively compete with these or other entities, and such competition could hamper our ability to bring products to market or license and derive revenue from our technology. Such an inability to compete could have a material adverse effect on our business, results of operations and ability to achieve profitability. For more information on our competitive position, see Item 4, “Information on the Company—Competition”.

We may be unable to obtain regulatory approval to manufacture and market our new products and may have regulatory approval of the manufacture and marketing of our existing products revoked.

Regulatory bodies such as the U.S. Food and Drug Administration (FDA) in the United States of America and comparable authorities elsewhere, such as the European Medicines Agency (EMEA) and the European Commission, regulate the market introduction of biopharmaceutical products. In the approval process, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. The costs of pursuing and securing regulatory approval are increasing, necessitating additional regulatory compliance expenditure on our part. Required testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant, or require additional data before granting, an approval to market a product even though the product may have been approved by another regulatory authority. There can be no assurance that regulatory approvals will ultimately be obtained to manufacture and market any such product candidates in which we are, or may in the future be, interested.

Although the FDA allows PER.C6 cells to be used to produce clinical materials that are being used in clinical trials at this time, the FDA has in the past raised concerns over the history and some of the properties of PER.C6 cells. If we or our licensees are unable to satisfy regulatory authorities as to the history and properties of PER.C6 or its appropriateness as a system from which companies can produce biopharmaceuticals, new regulations could be adopted that would preclude use of PER.C6 cells in the future. If this were to occur, our licensing and other revenues from PER.C6 will suffer. Our other technologies have not yet been used in clinical trials, and may face significant hurdles in obtaining regulatory approval if and when such trials begin.

Once a product is approved, the manufacture and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacture, safety, quality or efficacy of a product may result in the imposition of fines or restrictions upon the manufacture and sale of such product, including in the worst case withdrawal of the product from the market and/or the revocation of the relevant regulatory approvals. If the relevant regulatory authorities do not approve products developed using our technologies, or revokes approval of our existing products, we may not receive any licensing or royalty revenues, which may have a material adverse impact on our business, financial condition, results of operations and prospects.

Any potential health risks associated with our products may lead to significant adverse regulatory and market consequences.

The possibility of product failure or adverse side effects poses a variety of risks for manufacturers of pharmaceutical and medical products. These risks may be more pronounced in the case of the prophylactic vaccines that constitute our core products than with respect to other pharmaceutical and medical products generally. Because such vaccines are administered to healthy subjects, any adverse health consequences associated with such administration may be perceived as less tolerable than side effects associated with the treatment of disease. Accordingly, there can be no assurance that even relatively minor potential health risks associated with our products will not give rise to adverse regulatory action, and/or negative market perception of us and our products, resulting in a material adverse effect on our business, financial condition, results of operations and prospects.

We may have significant product liability exposure, and our product liability insurance may be inadequate to cover product liability or other claims against us.

Like other manufacturers active in the biopharmaceutical industry, we may be exposed to product liability and other claims if third parties allege that our technologies, potential products or future products have caused harm. If a third party successfully sues us for an injury caused by our products, potential products or products developed using our technologies, our liability could exceed our total assets. This risk may be more pronounced in the case of the prophylactic vaccines, which constitute our marketed products, than with respect to other pharmaceutical and medicinal products generally. Suits against us arising out of clinical trials may increase as more licensees utilize our technologies or potential products, thereby lessening our control over the manner of use of such technologies and potential products. We maintain product liability insurance in respect of all marketed products. We may seek to obtain additional product liability insurance in the future, though such additional insurance may be prohibitively expensive, or may not cover all of our potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or if we are otherwise unable to protect ourselves against potential product liability claims, this could prevent or inhibit the commercialization of products that we or our licensees develop.

In the past, we have been dependent on a small number of licensees and partners for a majority of our license revenues and expect to depend on a small number of licensees for a portion of our revenues in the future.

We have been dependent on a small number of licensees and partners that have, in the past, accounted for  the majority of our revenues. For the year ended December 31, 2005, three licensees and partners accounted for 60% of our revenues. For the years ended December 31, 2004, and December 31, 2003 three licensees and partners accounted for 56% and 38% of our revenues, respectively. We currently are reliant on a limited number of contracts for revenues and commercialization of our products and PER.C6 technology, and any termination or alteration to these agreements would have a substantial adverse effect on our licensing revenues and financial results.

We are particularly reliant on our agreements with sanofi pasteur (“sanofi”), DSM Biologics (“DSM”) and the National Institute of Health (“NIH”) to generate licensing. revenues and we expect that a high level of licensee and partner concentration will continue in the foreseeable future. In the event that one or more of our major licensees or partners were to terminate or substantially alter their licenses with us for any reason, we could experience a significant decrease in revenues and an adverse effect on our financial results.

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

The use of genetic technology and materials derived from human fetal tissue, such as PER.C6 technology, raises many ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of our technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products (such as stem cells or genetically modified foods or organisms) could result in greater governmental regulation of our technologies and potential regulatory delays relating to the testing or approval of our own or our licensees’ potential products. Advocacy groups have taken issue in the past and may take issue in the future with the use of genetic technology or materials derived from human fetal tissue, which may hinder or adversely affect regulatory approval or market acceptance of our technologies and products developed using them. Concerns over the safety of new biopharmaceutical technologies or products could result in limited acceptance by patients and the medical community. In addition, we rely on animal testing in some of our research and development and adverse public reaction to our use of animal testing could also cause us to encounter negative publicity. Any of these factors could generate negative publicity or other adverse consequences regarding our business or industry, and could reduce or eliminate the potential markets for our own or our licensees’ potential products.

Our efforts to protect our intellectual property rights or to defend ourselves against any claims of infringement may be costly and, if unsuccessful, we may be barred from using or licensing our technologies.

Our commercial success depends in part on our ability to obtain and maintain adequate protection of our intellectual property rights, including patents, in our technologies and potential products in Europe, the United States and elsewhere. However, the patent positions of technology-based enterprises like us are subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and priority of a particular patent. There can be no assurance that we will develop products that are patentable, that patents will be granted under pending or future applications or that patents granted to us or our collaborators will be of sufficient breadth to provide adequate protection against competitors with similar technologies or products or will not be successfully challenged. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and any potential products we develop and erode our competitive advantage and/or erode the value of our technologies.

Our commercial success also depends in part on not infringing patents and proprietary rights of third parties. Our work is in areas of technology where a large number of patent rights exist. As our activities in the biotechnology and biopharmaceutical markets expand and more patents are issued, the risk that our technologies and potential products may give rise to claims of alleged infringement increases. In addition, we may in the future wish to undertake activities, which raise patent infringement issues.

We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts to ensure that we do not undertake activities that infringe their intellectual property rights and to monitor whether those companies’ activities may infringe our intellectual property rights. Due to the inherent imperfections of patent searching, we can never be certain that our monitoring will be exhaustive, and it is possible there may be third-party intellectual property rights of which we are not yet aware. If we determine that other companies’ technological development efforts violate our intellectual property rights, we intend to take appropriate action. We are aware of a few patents which are potentially relevant to our past, current or anticipated activities. We believe that our current activities do not infringe any valid claims of these patents. Third parties, however, may seek to enforce patents against us and a court may find against us. Enforcing intellectual property rights against others or defending ourselves against claims of infringement can be very expensive, and any action in which we are involved could result in substantial costs and diversion of management and technical personnel and resources.

Other companies are and may become involved in proceedings regarding patents that cover technologies related to ours. The outcome of any intellectual property proceedings in which we or they are involved could effectively block our ability to further use or license our technologies or enter into co-development arrangements. It could also impair our or our licensees’ ability to develop and commercialize potential products or products, and could result in the award of substantial damages against us. In the event of an unfavorable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential products to avoid infringement. In the event that we must cease using a technology, we could encounter delays in license revenue generation, milestone or royalty payments or product introductions while we attempt to develop alternative technologies or potential products. If we do not succeed in such attempts, we may be forced to cease operations. In addition, if litigation results in a successful challenge to one of our patents, then competitors could be free to use the subject matter covered by the patent, or we may need to license the technology to others in settlement of such litigation.

Oppositions are relatively straightforward proceedings where any third party can seek to have a patent revoked. The proceedings typically have a stage where the patent’s opponents and proprietor may each file observations in writing, followed by oral proceedings.  The decision, which may be a dismissal of the opposition, a revocation of the patent or a maintenance of the patent in more limited form, usually takes between two to three years from the start of the proceedings. In most jurisdictions the decision is subject to appeal by the adversely affected party or parties. If the oppositions against our PER.C6 and AdVac patents are successful we may lose some or all patent protection in Europe.

Potential patent disputes with GlaxoSmithKline, if decided adversely to us, could cause us to lose a significant share of our future revenues.

Berna’s subsidiary Green Cross Vaccine Corporation, currently operating under the name Berna Biotech Korea Corporation, and our partner Chiron, lodged oppositions against a patent of GlaxoSmithKline (GSK) in Korea. The patent is concerned with multivalent vaccine formulations, such as our pentavalent vaccine registered in Korea, to be marketed under the trademark Quinvaxem. In response to the opposition, the patent has been revoked by the Korean Intellectual Property Office in December 2004 on the grounds that the subject-matter claimed in the patent lacks novelty. GSK has appealed that decision before the Korean Patent Court. After a hearing which took place on April 27 2006, the Korean Patent court dismissed the appeal on June 8, 2006. The decision could be further appealed by the adversely affected party. If the Korean Supreme Court were to reverse the decision of the Patent Court and if GSK were to decide to enforce its patent, Berna Biotech Korea Corp. could be found to have infringed or be infringing the patent. If we are found to be infringing, we may be forced to delay, or even cancel, our commercial activities with this vaccine. As a consequence we might lose revenues and our business would be adversely affected.

In addition, production of our pentavalent vaccine requires a particular vaccine component that may become the subject of a patent dispute between GSK and us or our supplier of that component. The patent on that particular component, held by GSK, is currently under opposition before the patent office and a definitive outcome on the validity of the patent is expected to take a number of years. A negative outcome of this opposition proceeding could lead to infringement proceedings between GSK and us or our supplier, although we believe that neither we nor our supplier would be held to have infringed or be infringing that patent. The outcome of legal disputes is invariably difficult to predict with accuracy, but in the event GSK were to prevail in infringement proceedings against us, this would adversely affect our business.

If we or our licensees are unable to obtain any necessary licenses from third parties for use of their intellectual property on acceptable terms, we or our licensees may be unable to develop or market products based on our technologies.

Before we can market some of our products or technologies, we may need to obtain licenses from third parties who have patents or other intellectual property rights. We may be unable to earn revenues from products based on our technologies or from our own potential products if a third party does not grant us or our licensees a necessary license or offers a license only on unacceptable terms. For example, in the patent context, others have filed, and in the future are likely to file, patent applications covering technologies that we may wish to use or products that are similar to products that may be developed using our technologies. If these patent applications result in issued patents, we may need to obtain a license from the proprietors to use their patented technology. These licenses may not be available, or may not be available on acceptable or commercially reasonable terms. Without these licenses, we may be required to alter our technologies or potential products, or to avoid or stop certain activities. Our licensees may face similar problems.

If we lose the services of key personnel or are unable to attract and retain qualified personnel, we may be unable to develop our own technologies and potential products and to execute our business plan.

We are dependent on the principal members of our management and scientific personnel. Because of the experience our senior management has with our scientific research and development, our financial position and our business and the industry in which we operate, the loss of the services of any of them might adversely affect our results or the ongoing development of our technologies which is necessary to remain competitive and our ability to execute our business plan. The employment contracts of each of our management board members contain non-compete provisions that would apply for a period of one year after the end of their employment with us. We also may not be able to recruit and retain the qualified personnel necessary to develop our core technologies and potential products and execute our business plan. There is currently a shortage of skilled executives, scientific personnel and intellectual property and regulatory experts in our industry, particularly in the markets in which we operate. We believe this shortage is likely to continue. As a result, competition for skilled personnel is intense, and the turnover rate can be high. Competition for experienced executives, scientists, developers and manufacturers of pharmaceutical products, and other experts from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms or may significantly increase our labor costs. The loss of any key personnel and/or the inability to attract and retain highly skilled personnel on acceptable terms could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may encounter difficulties in managing our growth. These difficulties could increase our losses.

We have experienced rapid and substantial growth and may continue to experience such growth in the future. This growth may be organic or through the acquisition of other companies or entities, and such growth will continue to place a strain on our human and capital resources. The aggregate number of full-time equivalent employees increased from 182 at December 31, 2003 to 282 at December 31, 2005. The acquisition of Berna Biotech AG brought our total head count in June 2006 to approximately 900 full time equivalents. In addition, we will need to continue to expend funds to manage our operations and growth effectively. We will also need to continue to expend funds to attract and retain sufficient numbers of talented employees. If we do not have sufficient revenues to address these issues and otherwise make adequate expenditures, we may not be able to manage our growth effectively. If we are unable to manage our growth effectively, our losses could increase.

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

We rely on a limited number of third-party suppliers for the supply of crucial materials for the production of our products and for our serum-free medium. Any interruption in this supply would interrupt our production and ability to conduct research and product development.

We and some of our licensees rely on third parties for the supply of the serum-free medium in which we grow our PER.C6 cells. We cannot guarantee this medium will be available in the future on an industrial or bulk scale. If supply problems force us to use a new medium, we would need to spend time and resources to adapt our technology and processes to that medium, and during this period of adaptation, our use of PER.C6 would be interrupted. Any such interruption or other failure of the serum-free medium upon which we currently rely could decrease the potential viability and profitability of our PER.C6 technology.

In addition, we rely on third-party supplies including CSL, Chiron and Bio Farma for the supply of crucial materials for the production of some of our marketed products or those under development, including starting materials as well as antigens present in the final product. This includes, but is not limited to, the supply of A-Singapore flu antigen for the production of the currently marketed hepatitis A vaccine

Epaxal, flu antigen for the production of the currently marketed flu vaccine Inflexal V, DiTePHiB antigen for the pentavalent vaccine currently in Phase III clinical development and DTP antigen for the tetravalent vaccine currently in Phase III clinical development. In particular, a significant shortfall of the supply of A-Singapore flu antigen for the production of our hepatitis A vaccine Epaxal before December 31, 2007, when our agreement with Chiron for the supply of this antigen terminates, may have a material adverse effect on our ability to produce Epaxal. In addition, our agreement with CSL for the supply of flu antigen for the production of our flu vaccine Inflexal will terminate as of December 31, 2009. Due to the shortage of antigen production capacity worldwide, we anticipate that it may be difficult to establish a new contract for the supply of flu antigen on the terms and conditions we currently have. If we are unable to establish a new supply agreement, or are only able to establish a new agreement on less favorable terms and conditions, it could increase our costs, and there is no guarantee that we would be able to pass on these increased costs to our customers. Any interruption or termination of these supply relationships may have adverse effects on our ability to produce and supply these products as well as on our ability to launch new products in development and thus on our overall results.

We cannot be certain that we will be successful in public tenders to provide national governments and supranational organizations with our vaccine products.

For the sale of our pediatric vaccines, such as the pentavalent vaccine Quinvaxem, we rely to a considerable extent on the public markets, which typically operate via a tender system. In a tender system, national governments or supranational organizations request proposals for the terms under which a vaccine manufacturer will provide a large quantity of one or more vaccines. The award of the tender is typically based on a number of factors, including price, quality and often other non-financial attributes. Often, the tender is for a period of one or more years, meaning that only the chosen manufacturer will be permitted to supply the subject vaccine for that length of time. Failure to win a tender therefore, may cause us to be ineligible to supply the relevant national government or supranational organization for one or more years, and in turn, have a material adverse effect on our business, results of operations and financial condition.

Third parties may bring claims relating to improper handling, storage or disposal of the hazardous materials we use in our business, which may require us to spend significant time and financial resources to defend and to pay damages.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our BioSafety Level III (BSL-III) laboratory facilities allow us to work on-site with hazardous materials like West Nile virus. Our operations also produce hazardous waste products. Given the inherently dangerous nature of certain of the materials we may work with in our BSL-III laboratory facilities and other hazardous materials incident to our work, we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Various laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages and significant adverse publicity in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may make us adopt more labor-intensive, time-consuming or complicated practices or procedures in connection with our research, development or production activities.

We cannot be certain that our licensing or other agreements are not in breach of applicable competition laws and will not be considered void.

We have not notified the European Commission competition authorities of any of our licensing or other agreements or sought clearance from any other competition authority. We take the view that these agreements are unlikely to be found to infringe European Union or other applicable competition regulations. It is possible, however, that our current or future similar agreements could be found to infringe applicable competition regulations. In this event, among other things, we may be subject to fines, claims of damages and our licensing or other agreements may be considered void and unenforceable. The Technology Transfer Block Exemption Regulation in the European Union may require us to review and possibly amend existing license and technology transfer agreements in the future to comply with this regulation. This review process may be costly and time consuming and may require renegotiation of certain portions of our licenses and other agreements but we do not expect this process to have a material adverse effect on our license portfolio or results.

Compliance with the internal controls and evaluations and attestation requirements under the Sarbanes-Oxley Act may be expensive and time-consuming.

Pursuant to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, we will be required, as a foreign private issuer, beginning in fiscal year 2006, to perform an evaluation of our internal controls over financial reporting and have our auditor publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet finalized it completely. Compliance with these requirements is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent auditor cannot attest to our evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls, with a corresponding adverse effect on our share price.

The anti-takeover provisions in our articles of association and the laws of The Netherlands may prevent a change in control that may be in the best interests of our shareholders.

Our articles of association and the laws of The Netherlands have anti-takeover effects. Among other things, our articles of association provide that our supervisory board may make binding nominations for the election of its board members, and only a shareholders’ resolution approved by an absolute majority of the votes cast, representing more than one-third of our outstanding shares, can set the nominations aside. Furthermore under Dutch law, we may issue preference shares to a foundation, “Stichting Preferente Aandelen Crucell”, or the Preferred Foundation, giving it preferred dividend rights and diluting the voting rights held by the holders of the other classes of shares. The chairman of our supervisory board, Pieter Strijkert, our chief executive officer, Ronald H.P. Brus and four independent members comprise the board of the Preferred Foundation. These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interest of our shareholders or offer them the opportunity to sell their ordinary shares or ADSs at a premium over the market price. See Item 10, “Additional Information” for additional information regarding the preference shares and our articles of association.

U.S. and other non-Dutch holders of our ordinary shares may not be able to exercise pre-emption rights.

In the event of an increase in our share capital, holders of our ordinary shares are generally entitled to certain pre-emption rights unless these rights are excluded by a resolution of the general meeting of shareholders or of our board of directors, if so designated by the general meeting of shareholders or pursuant to our articles of association. However, U.S. holders of our ordinary shares may not be able to exercise pre-emption rights unless a registration statement under the Securities Act is declared effective with respect to the shares issuable upon exercise of such rights or an exemption from the registration requirements is available. No assurance can be given that any registration statement will be filed or, that if filed, will be declared effective, or that any exemption from registration would be available to enable the exercise of a U.S. holder’s pre-emption rights.

Our shareholders may have difficulty protecting their rights as a shareholder and in enforcing civil liabilities because we are a Dutch limited liability company.

Dutch law and our articles of association govern issues regarding the legal organization, internal constitution, corporate authority and the liability of members of our management board and supervisory board. Our offices and all of our assets are located outside the United States. In addition, a majority of the members of our supervisory board, all of the members of our management board and management team are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. It may also be difficult to enforce a U.S. court judgment against them in a U.S. court or in a Dutch court or to enforce a Dutch court’s judgment against them in a U.S. court. This can include actions under the U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. For a more complete discussion of potential difficulties in protecting your rights, see Item 10, “Additional Information—Enforcement of Civil Liabilities.”

Our ordinary shares and ADSs may have a highly volatile trading price. You may not be able to resell your ordinary shares or ADSs at or above the price you pay for them, the ADSs may vary in value, and our share price may render us vulnerable to a takeover bid.

Our ordinary shares are listed on Euronext Amsterdam’s Eurolist by Euronext, also called the Amsterdam Stock Exchange. Our ADSs are quoted on the Nasdaq National Market. An active trading market for our ordinary shares or ADSs may not continue to develop or be sustained. The ADSs’ low closing price during 2003, 2004 and 2005 has been $3.81, $6.38 and $12.30 respectively, and the closing price as of June 19, 2006 was $18.24. The trading prices of ordinary shares of biotechnology companies in general have experienced significant volatility in the past and are likely to continue to be volatile. In addition, any negative change in the public’s perception of the prospects of biotechnology companies could depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may affect the trading price of our ordinary shares and ADSs, regardless of our performance.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our ordinary shares or ADSs adversely, our share or ADS price and trading volume could decline.

The trading market for our ordinary shares and ADSs will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us or our industry downgrade our ordinary shares or our ADSs, the market price of the shares or ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our shares or ADSs or trading volume to decline.

We believe that we were or may have been a passive foreign investment company before 2005, causing certain adverse U.S. tax rules to apply to U.S. holders that held our ordinary shares or ADSs before 2005.

Although we believe that we were not a “passive foreign investment company” or “PFIC” for U.S. tax purposes with respect to the year 2005 and also do not anticipate becoming a PFIC with respect to the year 2006 or thereafter, we believe that we were or may have been a PFIC with respect to the years before 2005. If we were a PFIC in the past, U.S. holders that held our ordinary shares or ADSs at any time during the years when we were treated as a PFIC and did not make a mark-to-market election or a qualified electing fund (“QEF”) election will generally continue to be subject to certain adverse U.S. federal tax rules (the “PFIC rules”), even though we later ceased to qualify as a PFIC. In order to avoid being subject to these rules in the future, affected U.S. investors may wish to make a deemed sale election with respect to our ordinary shares or ADSs. The PFIC rules are extremely complex, and U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of making the deemed sale election. See Item 10, “Taxation—Taxation of U.S. Investors—Passive Foreign Investment Company Rules.”

Item 4.                        Information on the Company

History and Development of Crucell

We are a limited liability company incorporated in The Netherlands with the legal and commercial name Crucell N.V., registered under number 28087740. We were incorporated  on October 9, 2000, as the holding company for Crucell Holland B.V., formerly called IntroGene B.V., following the combination of IntroGene B.V. and U-BiSys B.V. Our principal executive office is located at Archimedesweg 4, 2333 CN Leiden, The Netherlands and our telephone number is +31 (0)71 524 8701. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

On December 31, 2005 we owned three Dutch subsidiaries, Crucell Holland B.V., U-BiSys B.V. and ChromaGenics B.V., all limited liability companies incorporated in The Netherlands. Via a share exchange offer concluded on February 22, 2006, as of April 12, 2006 we own slightly more than 98% of Berna Biotech A.G. (“Berna”) a stock corporation (Aktiengesellschaft) under Swiss law. Berna was founded in 1898 when many disease causing bacteria were being identified for the first time. Then calling itself the Swiss Serum and Vaccine Institute, the company focused on methods to harness the human immune system against these pathogens. Berna changed its name to “Berna Biotech AG” in 2001. Its registered office is at Rehhagstrasse 79, 3018 Bern, Switzerland. and currently has reference number CH- 35.3.000.374-7.

Our common shares are listed on Euronext (Amsterdam) and quoted on NASDAQ (New York) in the form of American Depositary Shares (ADS). Since February 22, 2006, our shares are also listed on the SWX Swiss Exchange in Zürich, under the symbol CRX. On April 12, 2006 we announced that we hold more than 98% of all Berna’s issued shares and we have filed for the cancellation of the remaining shares held by minorities. This step is in line with goal of fully integrating the business of the two companies. The Berna Biotech shares will be delisted from the SWX upon completion of the cancellation procedure.

As of February 22, 2006 the following companies were subsidiaries of Berna:

Company	Activity	Direct ownership	Indirect ownership
Istitut Sieroterapico srl, Milano (I)	DIS	100%
Etna Biotech spa, Catainia (I)	R		100%
Berna Biotech SA, Madrid (E)	P/DIS	100%
Dr. E. Gräub AG, Bern (CH)	R/DEV/P/DIS	100%
Berna Veterinär Ltd, Bern (CH)	DIS		100%
Rhein Biotech N.V., Maastricht (NL)	Holding	92.7%
Rhein Vaccines B.V., Maastricht (NL)	Holding		100%
Green Cross Vaccine Co, Seoul (Korea)	R/DEV/P/DIS	100%
Rhein Biotech GmbH, Düsseldorf (D)	R/DEV		100%
Pevion Biotech Ltd, Bern (CH)	R	50%
Etnavax Holding, Bern (CH)	R	13.4%

R: Research; DEV: Development; P: Production; DIS: Distribution

On March 27, 2006 we announced plans to divest biopharmaceutical and vaccine manufacturer Rhein Biotech GmbH in a cash transaction. It will be acquired by Dynavax Technologies Corporation, a U.S. based biotech company. On April 5, 2006 we reached agreement on the sale of all our shares in the veterinary pharmaceuticals production company Dr. E. Gräub AG. The company will become a subsidiary of Vetinvest GmbH, a German company active in the field of veterinary medicines. Both divestments are steps towards aligning our portfolio of activities with our strategic priorities.

Business overview

Profile

We are a fully integrated biopharmaceutical company, focusing on the development, production and marketing of vaccines and antibodies against infectious diseases for private and public markets worldwide. With the acquisition of Berna Biotech in February 2006, we have a portfolio of well known vaccines and a broad pipeline of new potential vaccines and antibodies. We combine the use of established and new technologies such as the PER.C6, MAbstract, AdVac and our virosomal technology as well as our proprietary Hansenula polymorpha expression system. We believe our proprietary PER.C6 human cell line technology is well suited for the development and large-scale manufacturing of a wide range of biopharmaceuticals including vaccines, antibodies, therapeutic proteins and gene therapy products. Our research and development facilities are located in the Netherlands and Switzerland, Korea and Germany. We also have manufacturing facilities in Switzerland, Korea and Spain, and a sales and marketing infrastructure in our core markets of Switzerland, Italy, Spain and Korea. Through our portfolio of core marketed vaccines, we have established markets in hepatitis B, paediatric, respiratory and travel vaccines. We have approximately 900 employees. As of March 1, 2006 our research and development facilities employed approximately 325 employees of which one third are outside the Netherlands, primarily in Switzerland.

Strategy

We aim to increase revenue growth by manufacturing and marketing vaccines and antibodies that address currently unmet medical needs and to leverage our proprietary technologies to develop monoclonal antibodies and therapeutic protein products to combat infectious and other diseaeses. We do this by discovering, researching and developing technologies, vaccines and antibodies, using our own fully integrated infrastructure for in-house development, production and marketing, and, where useful or necessary, by forging partnerships with other companies and organizations. We may alter or expand our product pipeline to include products that, in some instances, we may co-develop and market through collaborations or strategic alliances with third parties to share risks and costs. We also will continue licensing our core technologies to other companies in biotech industry.

Business drivers

Our business strategy is based on the following business drivers:

•       Leveraging presence of our marketed vaccines in public and private markets.   The combined company has established products in hepatitis B, paediatric, respiratory and travel vaccines. We intend to enhance our position in these markets by highlighting the unique features of these products and by providing outstanding customer service in terms of delivery, reliability and quality and by leveraging our worldwide presence in both public and private markets.

•       Product pipeline with competitive advantage.   We believe that each of our selected products either targets unmet medical needs, improves current medications, or is perceived as a marketable product due to predictive study models and/or due to perceived favorable regulatory conditions. We currently have five vaccine programs in clinical trials of which three are in Phase III or registration, and five vaccine programs and one antibody program in various stages of pre-clinical development, which are based on our PER.C6 production technology. In addition, we have various discovery programs to find new vaccine antibody and therapeutic protein leads.

•       Ongoing technology licensing program.   We have a broad base of excellent technologies with applicability for vaccines, antibodies, other recombinant proteins and gene therapy. In areas where we are not developing our own products, we offer our technologies to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. The ongoing and extensive PER.C6 technology licensing program and as of yet more limited licensing programs for our other technologies support and accelerate our in-house  product development. Our licensing program provides a source of revenue as well as the potential for future, additional revenue in the form of royalties from products developed by our licensees. We believe that our licensing program results in increased awareness in, and acceptance by, the biopharmaceutical industry and the regulatory authorities of our technology as a production technology for biopharmaceutical products.

Our Core Products and Technologies

Our current product portfolio upon completion of the acquisition of Berna Biotech in February 2006 contains hepatitis B, paediatric, respiratory and travel vaccines. Our core product portfolio currently consists of four marketed vaccines: Hepavax-Gene, Inflexal V, Epaxal, and Vivotif. Recently our portfolio has been strengthened with the addition of the Quinvaxem vaccine.

Hepavax-Gene

Hepavax-Gene is a Hansenula polymorpha-based recombinant hepatitis B vaccine. Since its launch in 1996, more than 350 million doses of Hepavax-Gene have been commercially distributed in more than 90 countries, making it the third most used hepatitis B vaccine in the world. A key competitive advantage for Hepavax-Gene is that its immunogenic component, HBsAg, is produced in modified yeast using our proprietary Hansenula polymorpha expression system, which allows for stable and efficient production. We launched a thiomersal-free formulation in 2004 in Korea. In addition, Hepavax-Gene forms the foundation of two combination paediatric vaccines, one of which has already received its marketing authorization from the Korea Food and Drug Administration (KFDA).

Inflexal V

Inflexal V is a virosome-adjuvanted influenza vaccine administered by injection. It is the first vaccine in our portfolio to use our patented virosome technology. Due to the absence of aluminium and thiomersal, which in consequence reduces adverse effects on patients compared to alternative influenza vaccines, the vaccine has a high tolerability. In addition, it has a good immunogenicity profile, making it particularly effective with high-risk patients, such as the elderly, in whom the immune response is generally weaker. Inflexal V was originally introduced in 1997 and was successfully registered through the Mutual Recognition procedure in most European markets in October 2001. The vaccine is currently registered in 38 countries.

Epaxal

Epaxal is the first virosome-adjuvanted vaccine for hepatitis A. The vaccine has a high tolerability due to the absence of aluminum and thiomersal and is highly effective, offering protective immunity within a few days following the first dose and, following the second (booster) dose, providing immunity for up to 20 years. The product is currently licensed in more than 40 countries world-wide under the brand names Epaxal and HAVpur and in most of these countries is licensed for adults and children over the age of one year.

Vivotif

Vivotif is a live attenuated typhoid fever vaccine administered orally. It is the only live oral vaccine indicated for use against Salmonella typhi, the most prevalent of the typhoid fever-causing bacteria. Vivotif consists of a live strain of Salmonella typhi that has been altered so that it stimulates an immune response, but not the disease. The bacteria are enclosed in coated capsules that dissolve in the intestines, releasing the live organism. Vivotif exhibits high tolerability and efficacy. Vivotif has an established track-record for safety, having been on the market for over twenty years. The vaccine is indicated for adults and children over the age of five. Vivotif is currently licensed in 44 countries, including the United States.

Quinvaxem™

On March 27, 2006 the Korea Food and Drug Administration (KFDA) has awarded licence to Quinvaxem™, a fully liquid pentavalent (five-component) vaccine we will produce in Korea. Quinvaxem™ combines antigens for protection against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b, one of the leading causes of bacterial meningitis in children. It is the first internationally available fully liquid vaccine containing all five of the above antigens to reach the market, offering a clear advantage in terms of convenience of use. Quinvaxem™ was co-developed with Chiron Corporation, which provides four of the five components as bulk. The production of this combination vaccine has started immediately. First sales are expected in the second half of 2006. Supranational organizations are major customers for combination vaccines, which are used in mass vaccination programs in developing countries.

Complementary vaccines

Our core vaccines business also includes a range of paediatric and booster vaccines and vaccines for special indications which we offer in our key markets and, through regional sales partners, world-wide. We currently offer, through our partnership with Chiron, Di Te Anatoxal™ for diphtheria and tetanus, Encepur™ for tick-borne encephalitis, Menjugate for meningitis C, Te Anatoxal™ for tetanus and MoRuviraten for measles/rubella.

Seasonality

Our sales of respiratory vaccines are exposed to seasonal variations. The sales are primarily made in the second half of the business year. In other respects, our business is not significantly seasonal.

Product development programs

Our early-stage product development programs comprise vaccines against influenza, West Nile virus, Ebola, malaria, and tuberculosis as well as antibody products against rabies and preclinical research on the blood clotting Factor V. This coagulation factor is a central regulator in the early phases of blood clot formation.

In late-stage development, our pipeline of vaccines consist of four products, two of which are in Phase III clinical trials: Pseudomonas aeruginosa vaccine Aerugen and a paediatric combination vaccine (DTPw-HepB) against diphteria, tetanus, pertussis (whooping cough) and hepatitis B. The Aerugen vaccine is intended to prevent Pseudomonas aeruginosa infections in patients with cystic fibrosis. The two other vaccines which are in the process of finalizing their registration are  a yellow fever vaccine and a two-dose hepatitis B vaccine. We also have programs in various stages of pre-clinical development, including programs  focused on improved flu/respiratory syncytial virus (RSV), therapeutic hepatitis B vaccines and Recombinant Live Paramyxovirus vaccines intended to combat HIV.

Proprietary technologies

Our product portfolio is supported through a range of proprietary technology platforms. Besides revenues generated from product sales upon the completion of our acquisition of Berna Biotech in February 2006, we also generate revenues from licensing our proprietary technologies to pharmaceutical and biotechnology companies, from grants and government subsidies obtained to support the development of our technologies and potential products, and from service fees earned under development contracts with our partners. We intend to add revenues in the future from initial license fees, license maintenance fees and milestone and royalty payments from products that our licensees develop using our technologies.

Our core proprietary technologies are as follows:

•       PER.C6 technology.   Our PER.C6 technology encompasses a human cell line production system that we and our licensees use to develop biopharmaceutical products. The PER.C6 technology is currently being applied in four areas for the research, development and/or manufacture of:

(a)           vaccines;

(b)          antibodies and other therapeutic proteins;

(c)           gene therapy products; and

(d)          functional genomics, which is the study of how individual genes function.

•       AdVac technology.   Our AdVac technology is a recombinant vector technology that we use to develop novel adenoviral-based products. The AdVac technology is being developed to:

(a)           improve upon existing vectors for vaccines and gene therapy; and

(b)          overcome the problems related to the presence of pre-existing immunity in target populations against the vector, which will potentially allow for more efficacious vaccines.

•       MAbstract phage antibody-display technology.   The phage antibody-display technology, which we use to display antibody fragments on the surface of a bacteria-infecting virus called a phage, can be used in the following ways:

(a)           to discover disease-associated molecules, which are molecules appearing on the surface of pathogens such as viruses, bacteria and parasites, or on diseased tissue; and

(b)          to develop human antibodies, which are antibodies that are derived from human DNA, as therapeutics against infectious disease, or in other disease areas.

•       STAR technology.   STAR technology is a gene expression technology based on epigenetic control mechanisms that block repression of gene expression. It has a potentially broad application for production of proteins on mammalian cell lines such as our PER.C6 human cell technology and the widely used Chinese hamster ovary (CHO) cell line. In an evaluation program, Genentech, Genzyme, Medarex, Millenium and Xoma are currently investigating whether STAR technology can increase production yields of biologicals. We acquired STAR technology in 2004 through the purchase of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam. In connection with the purchase, we also entered into a contingent payment agreement that could result in an additional payment of €7.0 million upon receipt of revenues generated from the STAR technology and royalties. Neither our licensees nor we currently market any human products based on the above mentioned core technologies.

Our virosomal technology provides flexibility with respect to the development of modern prophylactic and therapeutic vaccines. In addition, the yeast expression technology Hansenula polymorpha provides a highly efficient process production technology which, in addition to its use in the production of

Hepavax-Gene, may be used as a basis for developing and manufacturing new vaccines. Besides these, we have access to a number of other useful technology platforms from third parties supporting our marketed products or products in development.

Industry and Scientific Overview

Manufacturing systems for biopharmaceutical products

Biopharmaceutical products are therapeutics produced by means of biological production systems. Modified bacteria and yeast initially were used to produce the first generation of human biopharmaceutical products. The first available human cell-based production systems employed human cells that spontaneously acquired the ability to divide indefinitely. These include the MRC-5 and WI-38 cell lines, which were both divided from human lung tissue. These cell lines have been successfully used to produce a number of human vaccines including those for rubella, mumps, measles, rabies and hepatitis A. More recent and better defined human cell lines were created by extracting a small and well defined part of the genome (E1) from the adenovirus type 5 and inserting this into healthy primary human cells where it subsequently causes stable, indefinite cell growth. The immortalized cell and its progeny are called a ‘‘cell line.’’ A number of examples of cell lines that were made by E1 immortalization including 293, 911, N52.E6 and the PER.C6 cell line.

Vaccines

Vaccines are designed to protect people against potentially life-threatening diseases, including those caused by parasites, viruses and bacteria.

Scientific progress in vaccines.   Vaccines have contributed significantly to the improvement of global public health in the twentieth century. Smallpox was eradicated through the use of vaccines, and polio is well on its way to eradication. Significant developments include the introduction of combination vaccines and the development of new vaccine technologies that may advance vaccine development. Today, research is underway to develop efficacious and safe vaccines against viruses such as HIV; against parasites causing malaria; against bacteria such as those causing tuberculosis and also against inherited or acquired diseases such as cancer.

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

Antibodies

Antibodies are proteins made naturally by cells of the body’s immune system. They function as one of the body’s principal defense mechanisms against pathogens, which are disease causing agents such as parasites, viruses or bacteria. Antibodies recognize and bind to invading pathogens, ultimately eliminating them. Thus, antibodies play a crucial role in protecting humans against disease. Because of their binding characteristics, antibodies can distinguish subtle cell differences between healthy and diseased cells. Antibodies are used to develop therapeutic products that can trigger the death of a target cell, such as a cancer cell, or bind to and block a key interaction of a disease-related cell, such as an inflammatory cell, to develop therapeutic products that block infectious agents; bind and neutralize toxic products; as tools in scientific research such as genomics and proteomics; and to develop diagnostic products to detect viruses or bacteria.

Scientific progress in antibodies.   Methods for generating monoclonal antibodies have evolved considerably over the last 25 years. The technology originally involved immunizing mice with a target molecule and isolating relevant antibody-producing cells from the mice. Because monoclonal antibodies of rodent origin are recognized as foreign proteins and are rapidly eliminated when applied in humans, methods were developed to produce therapeutic antibodies that are of human origin. These antibodies can be developed either using transgenic mice or by means of phage antibody-display technology. Transgenic mice are genetically engineered mice that carry human antibody genes. This allows the immune systems of mice to generate human antibodies in response to any administered antigenic material. Phage antibody-display technology allows human antibody genes to be cloned into bacteriophages, which are viruses that only infect bacteria. Phages displaying antibody fragments that attach to specific molecules can be selected, enabling isolation of antibodies against targets and/or enabling the identification of target molecules. Phage antibody-display libraries are large collections of antibody-phages for use in identifying the targets and related antibodies.

Therapeutic proteins

Proteins are main constituents of the human body. They consist of amino acid peptide chains folded in a specific conformation, and often contain a number of so-called posttranslational modifications (one of the later steps in protein biosynthesis) which include glycosylation, sulphation, phosphorylation, gamma-carboxylation, and others. Since the 1950s, proteins have been increasingly used as therapeutic drugs, especially diseases caused by a deficiency of certain proteins. According to various market research reports  the total market size (based on sales) of therapeutic proteins was in 2005 over US$38 billion. Hematology, endocrinology and oncology are the main disease areas in which therapeutic proteins are applied.

Scientific progress in recombinant therapeutic proteins.   Initially therapeutic proteins were isolated from natural sources such as blood, urine and tissues from humans, or in some instances from animals. Clinical experience with these proteins in the 1960s, and afterwards, revealed a significant risk of transmission of infectious pathogens, in particularly viruses, from the source material to the recipient. Hence, production of proteins in vitro was investigated. Since the 1970s, developments in molecular biology have made it possible to produce proteins in the laboratory. In addition, transgenic animals were developed that secrete the protein of interest in milk. Today, there are a number of production platforms for non-mammalian cells such as yeast, as well as mammalian cells.

Mammalian cell-based protein production systems mostly use non-human cell lines such as CHO, BHK and others. The type of post-translational modifications carried out by the platform is often determined by the cell-type used. Current thought holds that recombinant proteins should be produced by cell lines in culture media that are completely devoid of human serum components.

Vaccine markets

Important segments of the vaccine market are influenza vaccines, paediatric vaccine combinations that include protection against hepatitis B as well as travel vaccines.

Influenza

Influenza, commonly known as “flu”, affects large sections of the world’s population each year. The disease is characterized by annual winter outbreaks, which often reach epidemic, and sometimes pandemic, proportions due to the fact that the virus can mutate quickly, often producing new strains against which human beings do not have immunity. Typical symptoms of flu include fever and respiratory symptoms, such as a cough, sore throat, runny or stuffy nose, as well as headaches, muscle aches, and, often, extreme fatigue. These symptoms are usually relatively mild but can become life threatening in vulnerable patient groups, such as the elderly and immunodeficient individuals. Transmission of the flu virus occurs via droplets of respiratory secretions and, following infection, the incubation period ranges from one to three days.

The influenza vaccine market is the fastest growing vaccine market. Global sales of influenza vaccine are, according to a market research report  (Datamonitor) and and to Crucell’s own estimates, expected to grow from an estimated US$1.4 billion in 2004 to US$3.7 billion in 2010.

Several factors contribute to the rapid growth of the influenza market. National governments are strongly in favor of influenza vaccination and tend to continually increase their target vaccination coverage. Influenza vaccinations save millions of dollars each year in reduced hospitalizations and fewer lost workdays. The past few years have seen significant growth in the use of influenza vaccines in China, Taiwan, Mexico, Japan and Eastern Europe.

It is expected that the threat of a pandemic of avian flu and ongoing activities to increase the preparedness for a flu pandemic will lead to further growth in the interpandemic flu markets due to higher awareness of the public at large as well as due to specific production contracts for vaccines that combat strains of pandemic flu.

Sanofi pasteur dominates the influenza vaccine market with approximately a 50% share of the world market. GlaxoSmithKline (GSK) is also well established, with an approximate market share of 15%. Following the ID Biomedical acquisition, GSK is expected to increase its market share and become a significant participant in the U.S. market. Following Chiron’s acquisition of PowderJect, Chiron is also one of the main producers of the influenza vaccine for the U.S., and commands a leading position in Europe. Fluad, Chiron’s adjuvant flu vaccine, is the main direct competitor of Inflexal V, our influenza product. Fluad has been particularly successful in Germany and Italy. In October 2005 Novartis entered into a definitive merger agreement with Chiron to acquire all of the remaining publicly held shares of Chiron it did not currently own.

Paediatric vaccines including hepatitis B

Hepatitis B (HBV) is a viral infection of the liver which causes various complications if left untreated. Infection with HBV leads to one of three outcomes. An infected individual may die of fulminant hepatitis within days or weeks after the onset of the disease, recover after symptomatic or asymptomatic infection and develop lifelong immunity against the disease, or develop chronic infection for which no specific treatment is available and which may ultimately cause death from cirrhosis of the liver and liver cancer.

Transmission of HBV occurs as a result of the exchange of blood, the exchange of fluids during sexual intercourse, and the exchange of body fluids between an infected mother and a new-born baby during birth (perinatal transmission). Groups of persons at risk for HBV infection include sexually active men and women, healthcare workers, infants born to infected mothers, injection drug users, hemodialysis patients, hemophiliacs and travelers to endemic areas. According to the WHO, approximately 350 million people are chronically infected.

The market for HBV monovalent vaccine was close to US$0.5 billion in 2004 according to  a market research report (Frost & Sullivan) and our own recent estimates, split between the United States (50%), Europe (30%) and the rest of the world (20%). However, the market is in steady decline. This is due to the increasing number of people being vaccinated at birth with a combination vaccine in the United States and Europe, the largest markets. The same trend is seen in the developing countries in the rest of the world, where there is a strong demand for hepatitis B combination vaccines.

The key participants in the HBV market are GSK, Merck & Co. and Chiron. In addition to our monovalent hepatitis B vaccine, Hepavax-Gene, we have collaborated with Chiron to develop a combination vaccine against hepatitis B, diphtheria, tetanus, pertussis, and Haemophilus influenzae type b. The Korea Food and Drug Administration (KFDA) awarded a license to this product (Quinvaxem™), which is being produced in Korea.

Travel vaccines

Travel vaccines include all vaccine products that protect against diseases which are not endemic to specific countries. Generally, the target population groups for these vaccine products are individuals traveling to endemic regions, although in regions where certain diseases combated by travel vaccines are prevalent, widespread immunization programs are sometimes undertaken.

According to the World Tourism Organization, the number of travelers from developed countries to regions with endemic diseases is set to grow each year. This growth in the number of travelers is driven by decreasing relative costs and journey times of travel, increased accessibility to travel and a social trend to travel abroad. Vaccines for hepatitis A, yellow fever, typhoid and cholera can all be classified as travel vaccines.

Hepatitis A.   Hepatitis A (HAV) is a highly contagious infection that causes acute inflammation of the liver. HAV is generally contracted orally through fecal contamination of food or water, and is considered the least dangerous form of hepatitis because it does not lead to chronic inflammation of the liver. HAV commonly spreads through improper handling of food, contact with household members, sharing toys at day-care centers, and eating raw shellfish taken from polluted waters.

The HAV market is estimated to be worth approximately US$340 million in 2004 according to a market research report (Frost & Sullivan) and our own recent estimates.

GSK, Merck and sanofi pasteur dominate the monovalent HAV market. In addition, GSK markets a combination vaccine for HAV and hepatitis B (Twinrix), and sanofi pasteur and GSK have recently introduced combination vaccines for HAV and typhoid fever. We currently market Epaxal for HAV in Europe, Latin America and Asia.

Typhoid fever.   Typhoid fever is a debilitating and life-threatening illness caused by the bacteria Salmonella typhi. Symptoms of typhoid fever include fever, stomach pains, weight loss, loss of appetite, delirium, severe diarrhea (in children) and constipation (in adults).

Typhoid fever is transmitted by fecal contamination of food or water, or by person to person contact. Approximately 17 million people worldwide develop typhoid fever each year and approximately 4% of patients with typhoid fever die. The disease is endemic to Africa, Asia (except Japan) and Latin America.

The key participants in the typhoid market are sanofi pasteur and GSK, with their injected vaccine products TyphimVi and Typherix. We market Vivotif, the only oral vaccine for active immunization against typhoid fever.

Our Core Technologies

PER.C6 technology

Overview

Our PER.C6 technology provides a manufacturing system that consists of a human cell line, which can be used to produce a variety of biopharmaceutical products. We developed the PER.C6 technology from a single source of healthy, human retina cells. To obtain the PER.C6 cell line, we inserted an exactly defined fragment of the E1 region of the genome of the adenovirus type 5 into a healthy human retina cell so that the cell can grow indefinitely. The PER.C6 cell line has been successfully adapted to grow without the need for serum components or materials that allow cell attachment (microcarriers) and demonstrates excellent cell densities in bioreactors. These features of our cell line are important to produce safe biopharmaceutical products in sufficient quantities.

There are four areas in which our PER.C6 technology is currently being applied:

Vaccine production.   PER.C6 technology can be used as a production system for developing and manufacturing both classical and recombinant vaccines.

•       For classical vaccine production, PER.C6 cells are infected with the virus against which the vaccine is meant to protect. The virus is subsequently multiplied on PER.C6 cells to high virus titer, yielding a potent starting material that can be processed and purified to produce a final formulation of a whole-killed, split or subunit vaccine.

•       For recombinant vaccine production, the PER.C6 technology produces delivery agents called adenoviral vectors. These vectors have been made replication incompetent and thus are only capable of delivering into the human body a portion of DNA encoding for a protein from the pathogen against which the vaccine is meant to protect. The DNA inserted into the vector can be derived from a virus, a parasite or even bacteria, providing a versatile vaccine vector platform.

Protein production.   PER.C6 technology can be used as a production system for developing and manufacturing both antibodies and other proteins. For both antibody and protein production, DNA encoding for a particular protein of interest is inserted into PER.C6 cells. These modified PER.C6 cells will secrete the desired antibody or protein.

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

Functional genomics.   Our PER.C6 technology can be used to produce libraries of adenoviruses into which individual human genes can be inserted to perform studies of gene functions. The adenovirus libraries carry many genes with unknown functions, which can be used to determine the function of individual genes in a disease process. We believe that our PER.C6 technology, therefore, represents a key analytical tool in the discovery of new genes and their role in biological pathways and human disease. Galapagos N.V., a functional genomics company in which we hold a 9.8% ownership share, executes these activities exclusively using the PER.C6 technology. Please refer to ‘‘—Other collaborations and agreements—Galapagos N.V.’’ for additional information about this company.

Key features and advantages

We believe that our PER.C6 technology has the following key advantages over alternative manufacturing systems:

High yields.   PER.C6 technology potentially offers a system for high yield, large-scale biopharmaceutical product production. PER.C6 can be cultured at high densities and engineered to produce large quantities of biopharmaceuticals and may reduce production expense.

Scalability in serum-free conditions.   PER.C6 cells can be cultured in a serum-free medium, without micro-carriers, using a variety of scaling systems, including bioreactors. This simplifies the expansion from laboratory- to industrial-scale production, potentially leading to the production of cost-efficient biopharmaceuticals in large quantities. The use of a serum-free medium also offers the potential to significantly improve the purification of biopharmaceuticals produced using the PER.C6 technology and may facilitate regulatory approval.

Biologics Master File at the FDA.   We have filed a Cell Substrate Biologics Master File (BMF) with the U.S. Food and Drug Administration (FDA) describing the PER.C6 technology, including its establishment, development and potential use in production processes. The FDA will only evaluate the PER.C6 technology in the context of  Investigational New Drug (IND) applications. We believe that the information in the BMF will facilitate the FDA’s appraisal of any biopharmaceutical product that our licensees or we produce using the PER.C6 technology.

Broad industry endorsement.   The PER.C6 technology can now claim to have achieved a broad endorsement within the industry, with more than 45 licensees and partners. For a list of licensees, see “—Licensing and Collaborations”.

Human-based.   We believe that antibody and other protein products based on the human based PER.C6 technology will demonstrate enhanced biological properties, rendering them potentially more efficacious. In addition, PER.C6 technology efficiently supports the growth of certain human viruses for vaccine development.

AdVac technology

Overview

We use our AdVac technology, in combination with its PER.C6 production technology, to develop recombinant vaccines.

While no adenovirus-based recombinant vaccines are currently licensed for human use, the scientific community is testing the ability of these vaccines to counter viruses such as HIV and Ebola, parasites such as malaria and bacteria such as Mycobacterium tuberculosis. Recombinant vaccines are necessary for these diseases because inactivated whole virus vaccine approaches are either ineffective against these particular pathogens, or are too difficult or dangerous to produce. Within the field of vaccination and gene therapy, adenovirus serotype 5 (Ad5) is the most commonly used vector.

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

AdVac technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35 and Ad11. The technology supports the practice of inserting DNA coding for pathogen-derived proteins into a vector. AdVac technology may also be used to develop gene therapy products.

Key features and advantages

We believe our AdVac technology has the following key advantages over the commonly used vector system:

•       Safety and efficacy. Because AdVac technology is based on adenovirus vectors not commonly found in the human population, pre-existing immunity to the vector is rare. This may allow for lower dosage schedules.

•       Scale and manufacturing. The cell cultures that complement AdVac technology are based on PER.C6 technology, and we expect technology to help make large-scale manufacturing of recombinant vaccines possible. We believe that the biopharmaceutical industry requires this capability to meet the global demand for vaccines required to eradicate existing and emerging infectious diseases.

MAbstract technology

Overview

Our MAbstract technology can be applied for the discovery of novel drug targets and the identification of human antibodies against those drug targets. MAbstract technology employs a bacteria-infecting virus called a bacteriophage, or phage, which expresses part of a human antibody on its surface. The technology employs a library of phages that carry many different human antibodies. To identify and subsequently isolate relevant antibodies, the library is contacted with pathogens, or cells suspected of carrying the drug target, or if the target is already known in advance, the library may be contacted with the target directly. Subsequently, phage antibodies binding to the diseased cells or the known target are separated from phage-antibodies that do not bind at all, or bind to healthy cells added to subtract irrelevant phage-antibodies present in the library. Since irrelevant phage antibodies for the target in question are often present in great abundance, the subtraction step aids in enriching the phage-antibody population for potentially relevant, selectively binding phage antibodies.

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

Other Core Technologies

STAR technology.   STAR technology is a production technology that is particularly useful for the production of recombinant human antibodies and proteins. It has a potentially broad application and is effective for production of antibodies and proteins on mammalian cell lines such as our PER.C6 human cell technology and the widely used Chinese hamster ovary (CHO) cell line. The technology has the potential to increase production yields, thereby reducing production costs. We license our STAR technology to the biopharmaceutical industry.

Virosomal technology.   One of the challenges in vaccine development is the creation of products that contain defined antigens of high purity that efficiently induce a protective immune response. Many antigen preparations are therefore supplemented with adjuvants to enhance the body’s immune response to the specific antigens. The most commonly used and approved adjuvants for human use are aluminum salt derivatives, which are known to cause adverse reactions such as irritation and inflammation at the injection site. Virosome-based vaccines appear not to require additional adjuvants to enhance immune response. The virosomal technology offers a broadly applicable delivery system for antigens, DNA/RNA or therapeutic drugs. As a result, virosomal based vaccines have superior immunogenicity and tolerability.

Hansenula polymorpha.   Gene technology has invaded the production of industrial proteins, in particular that of pharmaceuticals. The demand for suitable expression systems is increasing as developing science results in an increasing number of targets for the various industrial branches. The production of recombinant proteins has to follow an economic and qualitative rationale which is dictated by the characteristics and the anticipated application of the produced compound. The  yeast Hansenula polymorpha production system provides superior characteristics for a wide range of industrial applications. Particularly the lack of pyrogens, pathogens or viral inclusions, its ease of genetic manipulation and its robustness in industrial scale fermentations add to its attractiveness for the synthesis of pharmaceutical compounds. Our  hepatitis B vaccine Hepavax-Gene is based on recombinant production in this yeast.

Other Technology Platforms

We, through either our own resources or through our research collaborations, have in addition to our core proprietary technologies, access to the following technology platforms.

Polysaccharide-protein conjugates

The causative agents of many common bacterial infections contain surface structures made of polysaccharides, against which protective antibodies are directed. However, vaccines based on polysaccharide antigens alone do not induce a T-cell response and therefore are not able to elicit immunological memory (memory immune responses). By linking the specific antibody-inducing polysaccharides with T-cell activating carrier proteins it is possible to induce the desired immune response and enhance long term protection against the corresponding pathogen.

A conjugate vaccine in the final clinical phase is Aerugen, the first and only vaccine for the prophylaxis of fatal Pseudomonas aeruginosa infections in cystic fibrosis patients. The polyvalent conjugate vaccine combines 8 prevalent P. aeruginosa serotypes and the bacterial exotoxin A. It is the first conjugate vaccine based on a lipopolysaccharide component.

Recombinant live bacteria

Recombinant live bacteria are harmless but highly immunogenic bacteria that elicit immunity against specific pathogens. The technology can also be applied for therapeutic vaccines against cancer.

The ideal way to induce a complete immune response, at the systemic and the mucosal level, is to administer vaccines in a manner that mimics the natural route of infection as closely as possible. Thus immunity to an intestinal disease such as typhoid fever, is best induced by giving the vaccine orally, so that the antigens are presented directly to the lining of the gut. An added advantage of oral vaccines is the better safety profile, ease of administration and the corresponding reduction in delivery costs. The diligent use of vaccines containing live, attenuated forms (i.e. forms with reduced pathogenicity) of various disease agents achieves the goal of bolstering the T-cell response by mimicking the pathogen’s natural route of antigen-presentation without causing the actual disease. One of the safest means of attenuating a pathogen is to alter specific genes so that it loses its virulence while retaining antigenicity. In addition to providing immunity against the corresponding virulent pathogen live attenuated bacteria may also serve as carriers for foreign antigens derived from unrelated pathogens. Such a vaccine may serve a dual purpose because it would induce immunity against both, the foreign antigen and the carrier bacterium itself.

Recombinant live paramyxoviruses

The use of live attenuated viruses in vaccines is a well established method of conferring immunity against a number of diseases. But these viruses can also be used to introduce genes encoding foreign antigens into their genomes, thus creating a recombinant vaccine that would simultaneously confer immunity against more than one disease, e.g. measles and malaria. Because the attenuated viruses retain their high immunogenic properties, they induce a strong cellular response against both their own and the foreign proteins. This last property makes recombinant viruses (alone or in combination with virosomes) very useful tools for a number of different therapeutic vaccines targeting a broad spectrum of human diseases, including cancer.

Therapeutic human monoclonal antibodies

We develop and produce fully human monoclonal antibodies (MAb). A monoclonal antibody is a special class of antibody that originates from a single clone of lymphocyte. A single MAb is highly specific for a unique antigen and can be isolated at a high level of purity. The purity of the product combined with the uniqueness of source and specificity, as well as high consistency makes MAbs attractive both as research tools and as potential products.

Particle presentation technology

The immune system is activated by antigens, or more precisely, by domains on these antigens called epitopes. For each immune cell, there is only one corresponding antigen/epitope which activates it. Our Particle Presentation Technology combines the desired antigens or epitopes on a carrier (e.g. 20 nm HbsAg particles) in a form that elicits an efficient immune response. Our therapeutic hepatitis B vaccine, currently in pre-clinical development, uses this technology. This technology can potentially be applied to the development of other therapeutic vaccines.

Licensing and Collaborations

Licensees and partners

Our current licensees and partners are as follows:

VACCINES

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Aeras Global TB Vaccine Foundation	Mar. 2004	PER.C6 and	Tuberculosis	Pre-clinical
AdVac
Bestewil Holding BV	Jan. 2006	Co-micelles	Influenza	—
Chiron Corp.	Dec. 2004	PER.C6	Alphavirus vectors	Pre-clinical
Harvard School of Medicine	Oct. 2002	PER.C6 and	SIV	Pre-clinical
AdVac
International AIDS Vaccine Initiative (IAVI)	Sep. 2004	AdVac	HIV	Pre-clinical
Kimron Veterinary Institute	Jul. 2003	PER.C6	West Nile virus—	Market
			Veterinary vaccine (avian)	authorization in Israel
Merck & Co. Inc.	Oct. 2000	PER.C6	Hepatitis C	Pre-clinical
Merck & Co. Inc.	Oct. 2000	PER.C6	HIV	Phase II
Merial LLC	Oct. 2004	PER.C6	Foot and mouth disease	Pre-clinical
National Institutes of Health (NIH)	Mar. 2002	PER.C6 and	Ebola, Lassa and	Pre-clinical
		AdVac	Marburg
National Institutes of Health (NIH)	Mar. 2004	PER.C6 and	Malaria	Pre-clinical
AdVac
New York University	Aug. 2002	PER.C6 and	Malaria	Pre-clinical
AdVac
Sanofi Pasteur	Dec. 2003	PER.C6	Influenza	Pre-clinical
Singvax	Mar. 2005	PER.C6	Japanese Encephalitis	Pre-clinical
Tibotec Pharmaceuticals Limited	Nov. 2005	PER.C6	Undisclosed vaccine	Pre-clinical
Vakzine Project Management	Dec. 2005	PER.C6	Undisclosed vaccine	Pre-clinical
Vaxin, Inc.	Sep. 2004	PER.C6	Respiratory viruses	Pre-clinical
Walter Reed Army Institute of Research & GlaxoSmithKline Biologicals	Mar. 2003	PER.C6 and	Malaria	Pre-clinical
AdVac

ANTIBODIES AND THERAPEUTIC PROTEINS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Applied Molecular Evolution, Inc. (Lilly)	Oct. 2002	PER.C6	Portfolio antibodies	Phase I
Chiron Corp.	Aug. 2004	PER.C6	HCV protein	Pre-clinical
Ferring International Research Center SA	May 2005	PER.C6	Women’s healthcare	Pre-clinical
Ferring International Research Center SA	Dec. 2005	PER.C6	Women’s healthcare	Pre-clinical
Genentech	Feb. 2004	STAR	—	Evaluation
Genzyme Corporation	Dec. 2005	STAR	Portfolio proteins	Pre-clinical
Innogenetics	Jan. 2002	PER.C6	Portfolio antibodies	Pre-clinical
IQ Corporation	Oct. 2005	PER.C6	Anti-anthrax antibody	Pre-clinical
JCR Pharmaceuticals Co. Ltd	Mar. 2005	PER.C6	Undisclosed proteins	Pre-clinical
Merck & Co., Inc.	May 2003	PER.C6	Portfolio antibodies	Pre-clinical
Merus B.V.	Jun. 2004	PER.C6	Portfolio oligoclonics	Pre-clinical
Micromet AG	Nov. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Millennium Pharmaceuticals	Apr. 2006	STAR	Portfolio antibodies	Pre-clinical
Mitsubishi Pharma Corporation	Mar. 2005	PER.C6	Undisclosed proteins	Pre-clinical
MorphoSys AG	Sep. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Roche	Jan. 2005	PER.C6	Undisclosed proteins	Pre-clinical
Symphogen	Apr. 2005	PER.C6	Portfolio antibodies	Pre-clinical
Synergenics/Synco Biopartners Investments B.V.	Aug. 2004	PER.C6	Portfolio antibodies	Pre-clinical
UCB S.A.	Mar. 2006	PER.C6	Portfolio antibodies	Pre-clinical
UMN Pharma	Mar. 2006	PER.C6	Undisclosed protein	Pre-clinical
XOMA Ltd	Jan. 2006	STAR	Portfolio antibodies,	—
proteins
Zystor Therapeutics	Dec. 2005	PER.C6	Undisclosed protein	Pre-clinical

GENE THERAPY

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Ark Therapeutics	Nov. 2000	PER.C6	Portfolio	Phase II
BIOA&D Co. Ltd	May 2006	PER.C6 and	Cardiovascular disease	Pre-clinical
ceNOS
Edwards Life Sciences Corp.	Nov. 2004	PER.C6	Portfolio	Pre-clinical
EMD Lexigen Pharmaceuticals Corp. (Merck KgaA)	Dec. 2001	PER.C6	Portfolio	Pre-clinical
GeneMax Corp.	Aug. 2003	PER.C6	Portfolio	Pre-clinical
GenVec Inc.	Jul. 2002	PER.C6	Cardiovascular	Phase II
GlaxoSmithKline Ltd.	Feb. 1999	PER.C6	Portfolio	Pre-clinical
Merck & Co., Inc.	Nov. 1998	PER.C6	Portfolio	Pre-clinical
Merial Ltd.	Dec. 2005	PER.C6	Veterinary	Pre-clinical
NeoTropix	Mar. 2004	PER.C6	Oncology	Pre-clinical
Selective Genetics Inc.	Jun. 2001	PER.C6	Portfolio	Phase I/II
Transgene SA	Apr. 2001	PER.C6	Portfolio	Phase I/II
Vascular Biogenics Ltd	Mar. 2005	PER.C6	Portfolio	Pre-clinical

ALLIANCES WITH CONTRACT MANUFACTURERS FOR PRODUCTION

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	AREA
Cambrex	Aug. 2004	PER.C6	Medium development
DSM Biologics	Dec. 2002	PER.C6	Therapeutic proteins (including antibodies)
Gene Medicine Japan, Inc.	Oct. 2003	PER.C6	Recombinant vaccines & gene therapy products Asia)
Hyclone, Inc.	Dec. 2003	PER.C6	Medium development
Invitrogen Corp.	Jun. 2003	PER.C6	Medium development
JRH Biosciences Inc.	May 2004	PER.C6	Medium development
Molecular Medicine BioServices, Inc.	Dec. 2001	PER.C6	Recombinant vaccines & gene therapy products (USA)
Saskatchewan Research Council	Dec. 2005	PER.C6	Recombinant vaccine & gene therapy products
Sigma-Aldrich Corp.	Dec. 2003	PER.C6	Medium development

FUNCTIONAL GENOMICS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	AREA
Galapagos Genomics N.V.	Jun. 1999	PER.C6	Genomics

License agreement structure and payments

Our licensees can elect to take either a license for commercial development or a license for research only. In addition, we have issued exclusive licenses to certain licensees. Our research licenses granted in the areas of antibodies and gene therapy typically cover the entire portfolio of antibodies and genes, respectively, that the customer may wish to use in the future.

The general payment structure under the terms of our commercial licenses is as follows:

•       one-time issuance fee: We usually charge our licensees a one-time issuance fee, the amount of which is determined by the nature of the license, e.g., whether the license is for commercial development or research use, whether the license is exclusive or non-exclusive, and the area of use of the license.

•       license maintenance: our licensees usually pay annual fixed payments to maintain their licenses. The license maintenance fee is generally offset against any royalty payments accruing from the time of initial commercial sales.

•       milestone payments: certain licenses provide for additional fees to be paid if the applicable licensee achieves certain agreed upon targets, or milestones. Milestone payments are typically not offset against future royalty payments.

•       royalty payments: with the exception of a limited number of licenses (including Transgene SA, MedImmune, Millipore and Galapagos N.V.), and the majority of our contract manufacturers and service providers, we will receive a percentage of the value of any net sales that the licensee may generate related to the eventual product. Royalty payments are typically only payable once they exceed the license maintenance fees. Our license agreements generally do not contain stacking provisions, meaning that royalty payments are not reduced in the event that total payments by the licensee to all licensors go above a certain percentage. We have received minor royalty payments from one licensee, Molecular Medicine BioServices, Inc., a contract manufacturing organization that licensed the PER.C6 technology to offer manufacturing of recombinant vaccines and gene therapy products.

•       service fees: as part of various collaboration agreements, we receive service fees for work performed under such agreements. Revenues and costs associated with completed contract services are recognized when the service is completed and the collectibility of the receivable is deemed probable. Revenues associated with time and material service contracts are recognized when costs are incurred and the collectibility of the receivable is deemed probable.

Research only licenses provide for lower issuance and license maintenance fees and do not provide for royalty payments. Generally our research only licenses permit the license to be converted into a commercial development license, but typically do not allow (late) clinical development and commercial distribution of any product using the licensed technology.

Our commercial development license agreements generally provide that the applicable commercial license will expire after the expiration of the last applicable patent or 10 to 15 years after the first commercial sale of a product developed under the agreement with that licensee. Our research only licenses generally expire two to five years after their effective date. Most of our licenses may be  terminated on 90 days’ notice from the licensee. Under our license agreements, because the technology that we transfer is fully developed, we are not required to deliver any updated technology to any of our licensees, though we update our know-how with respect to our technology from time- to- time through Biologics Master Files to which our licensees have access.

Exclusive Licenses.   We have issued certain licenses on an exclusive basis. These licenses generally state that we will not provide the licensed technology to a party other than the exclusive licensee for use in the area covered by the exclusive license. These licenses also generally provide for higher payments. In

December 2003 we granted Aventis Pasteur (now sanofi pasteur) an exclusive license for the development and commercialization of PER.C6-based influenza vaccines. The agreement includes provision for milestone payments, annual payments and research and development funding, as well as high single-to double-digit royalties on future PER.C6-based influenza vaccine sales. The agreement also includes financial diligence provisions designed to encourage sanofi pasteur to obtain successful regulatory approval in the United States and countries of the European Union  for the PER.C6-based influenza vaccine as promptly as possible.

In 2004, we granted an exclusive license to the International AIDS Vaccine Initiative (IAVI) for the development of an AIDS vaccine based on our AdVac technology. Other exclusive licenses include our agreements with DSM Biologics for the licensing of PER.C6 technology for proteins and antibodies, and for contract manufacturing of recombinant proteins and monoclonal antibodies under PER.C6 licenses, Merck & Co. for a PER.C6-cell produced HIV/AIDS vaccine and HCV vaccine, which latter license is co-exclusive, and Ferring for certain female health proteins. An extension to our agreement with Merck relates to our PER.C6 Cell Substrate Biologics Master File (BMF), BB-MF 8453 in the U.S., and equivalents in other jurisdictions. We will work with Merck on matters relevant to maintaining the BMF, including the provision of technical assistance and guidance from Merck as appropriate. We believe that this agreement broadens our relationship with Merck and helps to ensure that our BMF will be upgraded in line with evolving regulatory guidelines.

Manufacturing Service Arrangements

We have signed manufacturing service agreements with a number of our licensees and partners. Under these agreements, we have produced and may produce in the future clinical batches of adenoviral materials, antibodies, or other materials using our PER.C6 cell line for the applicable licensee. We have received and may receive in the future initial fees upon signing and subsequent payments upon delivery of the batches we produce in accordance with the specifications of the agreement.

We follow good manufacturing practice level (GMP) manufacturing services for our customers. We have built a small-scale production facility in Leiden, The Netherlands, and in 2000 we obtained the license required for the manufacture of clinical trial materials at this facility from the Dutch regulatory authorities. To date we have used the facility to manufacture clinical grade adenoviral vectors. The production facility consists of classified clean rooms suitable for manufacturing purified bulk drug products. We continuously explore additional or alternative uses for our GMP production facility. Production and testing is done under quality assurance control. Full batch documentation is generated and reviewed for product release according to EU and U.S. regulations.

Research and development

Overview of our late-stage pipeline

Yellow fever vaccine

An infectious disease transmitted by mosquitoes, yellow fever is prevalent in tropical regions of Africa and South and Central America. Approximately 200,000 cases and 30,000 fatalities occur each year. Endemic areas have increased over the past twenty years, and because the yellow fever virus circulates in nature independently of humans, it has not been possible to eradicate it. Also there is a worldwide shortage in the supply of yellow fever vaccines. Since 1963, one of the most reliable vaccines for yellow fever has been produced by the Robert Koch Institute in Berlin. Over 2.5 million doses of the vaccine have been distributed. Based on attenuated viruses grown on chick embryos, the vaccine is safe, highly immunogenic and well tolerated. Protection starts from ten days after a single dose and persists for ten years. In 1999 we acquired the rights and know-how for this vaccine from the Robert Koch Institute. Technology transfer has been successfully completed and we are in the process of finalizing the registration process.

Pseudomonas aeruginosa vaccine Aerugen

Cystic fibrosis is a genetically induced abnormality of the mucus-producing glands in the lungs, affecting some 40,000 people across Europe. The disease is frequently complicated by Pseudomonas aeruginosa infections, which are very difficult to treat and severely impair the quality of life and life-expectancy of the patients. Aerugen is the first and only vaccine for the active prophylaxis of Pseudomonas aeruginosa infections in cystic fibrosis patients. It is a polyvalent conjugate vaccine, combining eight prevalent serotypes from Pseudomonas aeruginosa and exotoxin A. Aerugen specifically targets the progressive destruction of lungs caused by Pseudomonas infections. Immunization with this vaccine has been shown to preserve lung function in cystic fibrosis patients by preventing infection and progressive colonization by P. aeruginosa. The clinical results build on ten years experience with the use of the vaccine in patients with cystic fibrosis.

The final clinical phase involved some 470 patients in 46 centers located in four European countries. Aerugen was also the first vaccine to be acknowledged as an “Orphan Drug” in Europe. “Orphan Drugs” are pharmaceuticals or biologicals specially developed to combat rare diseases. The European directive on Orphan Drugs, which has been in force since April 2000, offers special incentives for companies developing drugs against rare diseases, including market exclusivity for up to ten years. For the registration and marketing of the vaccine in Europe, we have formed an alliance with Orphan Europe, a pharmaceutical company which specializes in the development and marketing of “Orphan Drugs” in Europe. An exclusive commercialization and license agreement with CSL Limited for the marketing of Aerugen in Australia and New Zealand was signed in June 2005. A collaboration with Solvay Pharmaceuticals regarding an exclusive commercialization and license agreement for Aerugen in the United States of America, Canada, Latina America and other international markets was signed in 2005.

Paediatric combination vaccines (DTPw-HepB-Hib, DTPw-HepB)

Forty years ago a baby received only one injection during its first year of life. Today in the United States of America babies receive up to 15 shots against different diseases during their first year.

Paediatric combination vaccines, which address several diseases in one injection, clearly simplify the immunization process, reduce discomfort during vaccination and lower the risk of infection associated with multiple injections. Combination vaccines also mean considerable cost savings. Supranational organizations such as United Nation’s Children’s Fund (UNICEF) and the Global Alliance for Vaccines and Immunization (GAVI) strongly recommend the development and further improvement of combination vaccines for use in mass vaccination programs in developing countries. We currently have one program on paediatric combination vaccines. Recently we received marketing authorization from the Korean authorities for the marketing of a combination vaccine against diphtheria, tetanus, pertussis (whooping cough) hepatitis B and Haemophilus influenzae type b, which we believe is the first fully liquid pentavalent DTPw-HepB-Hib vaccine available anywhere in the world.

Overview of our early-stage pipeline

Our PER.C6 technology, complemented by our AdVac and Mabstract technologies, drives the development of our early-stage product pipeline. We continue to develop our technologies while selecting product leads for further development based on careful product selection criteria that support our long-term business objectives. We currently have several potential products in various stages of pre-clinical development. We may enter into collaborative and/or strategic alliance arrangements with third parties to co-develop and market products that we may develop.

Our primary focus is the development of a range of novel vaccine and antibody products in the area of infectious diseases. We currently have a number of core programs:

PER.C6.   Our influenza vaccine, developed in collaboration with sanofi pasteur, and our West Nile virus vaccine are both being developed using our PER.C6 technology. Phase 1 testing of our West Nile vaccine has recently started in Belgium. PER.C6-based influenza vaccines are preparing to enter clinical development. A Phase I trial in healthy adults is expected to start in the third quarter of 2006, with a Phase I trial in the elderly following in the fourth quarter. A Phase I pediatric trial is scheduled to begin in 2007. Trials in healthy adults are expected to enter Phase II next year.

PER.C6 and AdVac.   Our Ebola and malaria vaccines are recombinant vaccines based on PER.C6 that also use AdVac technologies. In addition to these core programs, a collaboration with the Aeras Global TB Vaccine Foundation is ongoing for the pre-clinical and clinical development of candidate tuberculosis (TB) vaccines based on PER.C6 and AdVac. Phase I clinical testing of our TB vaccine is scheduled to begin in the second quarter of 2006, while malaria  and Ebola vaccine  Phase I testing is scheduled to begin in the third quarter of 2006.

PER.C6 and MAbstract.   In 2003 our Antibody Discovery Group also turned its attention towards infectious diseases, and in 2004 the discovery of its first two human monoclonal antibody products was announced. The first, for protection against SARS, is currently on hold, while our rabies antibodies announced in November 2004 became an additional core product program.

To maintain our competitive position we continually research improvements to and potential new versions of the above mentioned core technologies. In addition to testing for additional applications of our existing PER.C6 technology, we are researching the creation of new cell lines from a variety of cell sources.

A short description of each of our main potential products in the early-stage pipeline, and the diseases those products target, follows.

Influenza

Each year approximately 10-20% of the world’s population contracts influenza, and an estimated 250,000 to 500,000 people die annually from influenza-associated complications according to the World Health Organization. As well as these annual epidemics, a major genetic shift in the influenza virus can occasionally lead to a deadly new virus strain to which the human population does not have immunity, resulting in a global pandemic. Concerns currently exist that a new avian influenza strain (H5N1) endemic among birds in Asia, and showing high pathogenicity for humans, could present a genuine pandemic threat.

Influenza vaccines are classically produced on embryonated chicken eggs. However, various challenges have led the biopharmaceutical industry and the scientific community to explore other ways of producing influenza vaccines. Currently, cell culture systems are being developed for influenza vaccine production based on African Green Monkey Kidney (VERO) cells and Madin Darby Canine Kidney (MDCK) cells. These cell systems often need to be grown on  micro-carriers, which makes the production process expensive and difficult to scale. In contrast, PER.C6 cells grow well in suspension and are easily scalable, potentially permitting the production of cost-efficient vaccines in large quantities. Virus yields on VERO cells have been shown to be significantly lower than the yields grown on PER.C6 cells. PER.C6 cells can produce all influenza strains that we have tested, possessing the different receptors required for the production of both human strains and the avian strains that may present a pandemic threat.

In December 2003, we entered into a strategic agreement with sanofi pasteur to further develop and commercialize novel influenza vaccines using our PER.C6 production technology. Sanofi pasteur is the world leader in vaccines, and has been the largest supplier of influenza vaccines for more than 50 years, providing more than 100 million doses worldwide during the 2003-04 season. Since the inception of the collaboration, production processes have been under development, with the production of a GMP master cell bank already completed. sanofi pasteur, with us as a subcontractor, was awarded a US$97 million contract  by the U.S. Department of Health and Human Services (HHS) in April 2005 for clinical development of PER.C6-based influenza vaccine and other related activities. Phase I clinical trials for the pandemic flu vaccine are scheduled to begin in September 2006. Phase I clinical trials for the interpandemic, or seasonal, flu vaccine in healthy adults are scheduled to begin in the third quarter of 2006 and in the elderly in the fourth quarter of 2006, followed by pediatric trials scheduled to begin in 2007.

West Nile virus

Named after the West Nile district of Uganda where the disease was discovered in 1937, West Nile virus infection can lead to mortality in humans and animals by causing a fatal form of encephalitis, or inflammation of the brain, according to U.S. Geological Survey. It is estimated that 20% of the people who become infected with West Nile virus will develop West Nile fever. Persons over 50 years of age have the highest risk of developing a severe disease, such as meningitis, an inflammation of the membrane around the brain and the spinal cord, or encephalitis. Since 1999, West Nile virus has caused disease in more than 16,000 U.S. citizens, leading to 650 deaths.

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

In a separate but related program, we entered collaboration with Kimron Veterinary Institute of Israel in June 2003, granting Kimron a commercial license to our PER.C6 technology to develop a West Nile veterinary vaccine for use in geese and other birds susceptible to the virus in Israel. This veterinary vaccine achieved market authorization in Israel on June 3, 2004. Production has started for the 2005 West Nile season. Kimron has announced that it intends to replace its existing West Nile veterinary vaccine, which is produced using mouse brain cells, with the PER.C6-based vaccine.

The significance to our human vaccine program is that a PER.C6-based vaccine protects against the Israel 1998 Goose strain of West Nile virus. The fact that this strain is closely related to the New York 1999 strain, which caused the West Nile outbreaks in the U.S., supported our decision to develop a West Nile vaccine for humans. Our dossier for clinical trial was submitted in Belgium in November 2005 and  approved in December 2005. An agreement with The Netherlands Vaccine Institute (NVI) was announced in November 2004 for the manufacture of the vaccine at NVI’s new BioSafety Level 3 plant for use in the human clinical trials.

Ebola

Ebola fever is one of the most lethal viral diseases, with a mortality ranging from 50% to 90% according to the World Health Organization. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. To date, approximately 2,000 cases have been reported since the virus was first discovered in 1976. The Ebola virus belongs to the group of ‘hemorrhagic fever viruses’, which also includes the highly pathogenic Marburg and Lassa viruses. Ebola virus causes a disease characterized by high fever and massive internal bleeding. Because no vaccine or therapy is presently available, Ebola virus is on the Centers for Disease Control (CDC), National Institutes of Allergy and Infectious Diseases (NIAID), and U.S. Department of Defense Category “A” list of bioterror agents. In 2003 the U.S. government announced that once available, an Ebola vaccine may be stockpiled as part of its preparedness for bio-terror attacks under Project BioShield, a comprehensive effort to develop and make available modern, effective drugs and vaccines to protect against attack by biological and chemical weapons. The BioShield Act was enacted in July 2004, with a total appropriation of US$5.6 billion across all programs.

Numerous attempts to vaccinate against Ebola virus using inactivated virus or protein-based vaccine modalities have failed, and developing a live attenuated vaccine is considered too dangerous. However, it has been shown in experiments conducted by the Vaccine Research Centre (VRC) of the U.S. National Institutes of Health (NIH) in 2005 that a single-dose immunization with a recombinant adenovirus (expressing Ebola virus proteins) vaccine protects monkeys against an otherwise lethal challenge with wild-type Ebola virus. Based on these results, we decided to develop an Ebola vaccine. The vaccine could provide protection from the lethal virus in the event of biological warfare.

In May 2002 we entered into a Collaborative Research and Development Agreement (CRADA) with the VRC of the NIH to develop jointly, test and manufacture an adenovirus-based Ebola vaccine. Under the terms of the agreement, we have an option for exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. In August 2002, the CRADA was extended to cover vaccines against Marburg and Lassa infections. The recombinant vaccine will encompass the glycoproteins and the nucleoprotein of Ebola virus, but cannot replicate in humans. This method thus provides a very important safety advantage, while ensuring that a strong humoral and cellular immune response is elicited against the Ebola virus.

Under a separate production contract with NIH, we are manufacturing adenovirus Ebola vaccine vectors according to current good manufacturing practice (cGMP) requirements. In March 2005 we extended the CRADA with NIH and continue to develop this vaccine and will use the Ebola vaccine results in the development of Marburg and Lassa vaccines. In addition, we obtained an exclusive license to certain NIH patents to develop and commercialize recombinant vaccines against Ebola. The patents cover valuable vaccine components, such as Ebola antigens and vectors. In addition, the license covers “one-shot” emergency vaccination strategies that have proven to be effective in relevant animal models.

In experiments conducted by the VRC together with the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) during the first half of 2004, our vaccine candidate confirmed single-dose protection of monkeys against Ebola. What set the results of this trial apart from the earlier successful trial, which established a proof-of-concept, was that the vaccine in this instance was produced on PER.C6 cells. All preclinical material was produced at our FDA-compliant production facilities in Leiden. For potential safety reasons, VRC switched the development of the vaccine from the use of the wild-type Ebola glycoprotein sequences to mutant sequences, after a single dose of this new candidate vaccine showed protection of monkeys against Ebola. We expect to initiate clinical trials of this vaccine in the third quarter of 2006.

In 2002 the FDA issued the so-called ‘‘two animal’’ or animal efficacy rule, which states that efficacy studies in man may not be required to obtain a product license for special categories of products as long as efficacy is established in two independent animal models and safety in man. We believe our Ebola vaccine may be a candidate for regulatory approval under this rule, and the use of the two animal rule could potentially speed up the approval process for our Ebola vaccine.

Malaria

Malaria is a life-threatening infectious disease caused by the plasmodium parasite and transmitted from person-to-person through the bite of a female Anopheles mosquito. It is one of today’s top three killers among communicable diseases. The disease currently represents one of the most prevalent infections in tropical and subtropical areas causing severe illness in 300 to 500 million individuals worldwide according  to the World Health Organization and causing one to three million deaths every year. Most of these deaths occur among children and pregnant women in the developing world, especially in sub-Saharan Africa. Unfortunately, mortality associated with severe or complicated malaria still exceeds

10-30%. The widespread occurrence and elevated incidence of malaria are a consequence of discontinued malaria control programs and increasing numbers of drug-resistant parasites and insecticide-resistant parasite vectors. Other factors include environmental and climatic changes, civil disturbances and increased mobility of populations. Although the overwhelming majority of morbidity and mortality associated with malaria occur in the developing world, this disease also affects travelers.

Currently there is no commercially available vaccine to protect against malaria. Our candidate malaria vaccine is based on our AdVac technology and produced using our PER.C6 technology. In a study carried out by the Department of Medical Molecular Parasitology at New York University, the efficacy of our malaria vaccine candidate was tested in NYU’s mouse malaria model. The study showed that a single administration of a prototype AdVac vaccine, a recombinant adenovirus 35 (rAd35) vector expressing the malaria parasite-derived immunogenic circumsporozoite antigen, protects mice upon challenge with the mouse specific parasite.

In March 2003, we entered into collaboration with the Walter Reed Army Institute of Research (WRAIR) and GlaxoSmithKline Biologicals (GSK) under a Cooperative Research and Development Agreement (CRADA). Pursuant to this agreement, we have completed work with WRAIR and GSK to evaluate our AdVac malaria vaccine candidate directed against the human malaria parasite Plasmodium falciparum. Our vaccine candidate was tested as a stand-alone vaccine and in combination with GSK’s RTS,S malaria vaccine candidate. The GSK malaria vaccine candidate RTS,S has, as a stand-alone vaccine, been shown to confer partial protection to human volunteers in both a laboratory challenge model conducted at WRAIR and under natural challenge conditions in a field study conducted in the Gambia.

Phase IIb pediatric trials conducted with RTS,S in Mozambique and reported in The Lancet medical journal in October 2004 demonstrated further promising results, with the vaccine protecting some infants against infection and making the course of the disease less serious and life threatening in others.

Studies in monkeys conducted during 2004 as part of the CRADA resulted in excellent immune responses for our AdVac-based malaria vaccine. Further, in March 2004 it was announced that the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), will support the development of our candidate malaria vaccine. The agreement has an estimated value of up to US$3.5 million and covers process development of the candidate AdVac-based malaria vaccine including the production of clinical trial material and Investigational New Drug (IND) filing. The work is being done under a subcontract agreement with Science Applications International Corporation (SAIC). We expect the vaccine to enter clinical trials in the third quarter of 2006.

In December 2004 we received a grant up to a maximum of €2 million from the Dutch Ministry of Economic Affairs in support of our malaria research and AdVac technology development. Research carried out under this grant will aim to expand the number of antigens able to be carried by an rAd35-vectored vaccine, such as our AdVac-based malaria candidate.

Tuberculosis

Mycobacterium tuberculosis (TB) represents one of the most prevalent infectious diseases throughout the world. It is estimated that 2 billion people are infected with TB, representing a third of the world’s population. Each year sees 8 million new cases and 2 million deaths as a result of the disease according to the World Health Organization.

TB is spread when people who have the active form of the disease cough or sneeze and people nearby breath in these bacteria and become infected. Only 5-10% of infected but otherwise healthy people develop an active TB disease. Most people who carry the bacteria suffer no obvious symptoms and cannot pass on the disease to others during this latent phase of the infection. But if the immune system is weakened, active TB disease can occur. This occurs most in people infected with HIV/AIDS, which severely weakens the immune system.

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

In March 2004 we announced a new collaboration with the Aeras Global TB Vaccine Foundation on the pre-clinical and clinical development of candidate TB vaccines. The Crucell-Aeras TB vaccine program is focusing on improvement of BCG, using our PER.C6 and AdVac technologies. Aeras has agreed to pay us up to US$2.9 million, contingent upon meeting certain development milestones, for process development and production of clinical material of TB vaccine candidates. We expect that the vaccine will enter Phase 1 clinical trial in Europe in the third quarter of 2006.

Rabies

Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalopathy and ultimately death if medical treatment is not sought before symptoms appear. Rabies is prevalent in all the continental regions of Europe, Asia, America and Africa. Greenland and countries in Eastern Europe also have rabies in their animal populations. Globally, approximately 10 million people a year are treated after exposure to rabies. Some 40,000 to 70,000 people are thought to die of the disease each year, mainly in China and India according to various medical publications.

Post-exposure treatment for rabies is 100% effective and involves the use of a vaccine plus antibodies. Neither vaccine nor antibodies are effective independent of one another.

Current supply and quality of rabies vaccine is sufficient, but anti-rabies antibodies (Human Rabies Immune Globulin (HRIG) and Equine Rabies Immune Globulin (ERIG)) are widely recognized as being insufficient in quality and supply, as well as posing safety concerns because they originate from human or equine serum. Market opportunities for rabies treatments are projected to grow significantly as affected countries such as India and China grow in affluence.

We have developed a human monoclonal antibody product in collaboration with two leaders in the rabies antibody field, the Thomas Jefferson University (TJU) based in Philadelphia and the U.S. Centers for Disease Control and Prevention (CDC) in Atlanta, using MAbstract and PER.C6 technology.

In experiments conducted during 2004 in collaboration with TJU under a Collaborative Research and Development Agreement (CRADA) with the CDC, the antibody product demonstrated protection in the industry standard hamster model at least equivalent to HRIG.

We are currently producing clinical trial materials and we expect to submit a dossier to the FDA for clinical trials in the third quarter of 2006. Multiple Phase I studies are planned in the U.S. starting in the fourth quarter of 2006 and in the Philippines in the first quarter of 2007.

Other Collaborations and Agreements

Galapagos N.V.

Galapagos N.V. (“Galapagos”) is a discovery company focused on the rapid identification of disease-modifying drug targets through the functional screening of human disease models, and the subsequent progression of these targets into drug discovery. The company is listed on the Euronext Brussels and Euronext Amsterdam stock exchanges (ticker symbol: GLPG).

Founded in Belgium in 1999 as a joint venture between IntroGene (our predecessor) and Tibotec-Virco (acquired by Jansen Pharmaceutica, a Johnson & Johnson company), it was established to put PER.C6 technology to use in the field of functional genomics, a set of biological techniques which are used to identify or confirm the biochemical role of a newly discovered gene within cells and to understand how this role might be related to disease pathways.

Research activities at Galapagos encompass internal programs in osteoporosis, rheumatoid arthritis, osteoarthritis and Alzheimer’s disease, as well as numerous partnerships with pharmaceutical, nutraceutical and biotechnology companies. A newly established services unit, Galadeno, provides reagents and functional screens to such companies for the rapid identification and validation of novel drug targets. Partners of Galapagos include Bayer, Boehringer Ingelheim, Celgene, Johnson & Johnson, Organon, Pfizer, Procter & Gamble, Vertex and Wyeth.

Galapagos holds an exclusive license to our PER.C6 technology for conducting activities in the field of functional genomics research. Under the license, Galapagos uses PER.C6 technology in conjunction with Tibotec’s bioinformatics technology to generate adenoviral gene libraries. Tibotec and we have agreed not to compete with the activities of Galapagos, which holds the rights to the products and technology that it develops.

In May 2005, Galapagos completed an initial public offering reducing our ownership interest to 11.7%. Due to the reduction in our ownership interest, we re-evaluated our position in Galapagos and designated the investment in Galapagos as common stock as securities available for sale. As securities available for sale, the investment is carried at market value and unrealized holding gains are excluded from earnings and reported as other comprehensive income in shareholders’ equity until realized. Galapagos represents a financial investment for us, and we expect that we may sell our interest at some point in the future. As of December 31, 2005 our ownership decreased to 9.8%, which we currently still own.

Etnavax Holding AG

In June 2005 Etnavax Holding AG was founded. Etnavax is active in the field of immunoprophylaxis and immunotherapy. Berna Biotech contributed in cash up to an amount which represents 13.4% of the share capital. As we are able to exercise a significant influence through board representation and special shareholder agreements, Etnavax Holding AG is treated as an investment in an associate subsequent to our acquisition of Berna in February 2006.

Pevion Biotech AG

In 2002 Pevion Biotech was founded by Berna as joint venture with Bachem AG. The company is dedicated to creating novel virosomal formulated vaccines and bringing them from research into clinical development. We indirectly own 50% of the share capital subsequent to our acquisition of Berna in February 2006.

Chiron

In 2001, subsidiaries of Berna entered into a worldwide collaboration agreement with Chiron, to develop and commercialize a liquid pentavalent pediatric combination vaccine to prevent Hepatitis B,

Diphteria, Tetanus, Pertussis and Haemofilus influenzae b. This agreement was amended in 2004. Under the agreements, the parties agreed to jointly develop, manufacture, register and market the product, which is now registered as Quinvaxem. In addition to the right to manufacture the product on behalf of the parties, Berna has the commercial rights to market the product worldwide, with the exception of two undisclosed countries, in the public markets via supranational institutions such as PAHO, WHO, GAVI and UNICEF. Chiron has the worldwide rights, with the exception of the two countries, to market the vaccine in private markets. In addition, the agreements provide for Chiron to supply Berna with the DTP and Hib components required to manufacture the vaccine. The parties agreed not to compete outside the collaboration in the pediatric markets.

CSL Pharmaceuticals

In November 2001 Berna entered into an agreement with CSL Pharmaceuticals, pursuant to which CSL supplies flu antigen to Berna for the manufacture and sale of virosome-based flu vaccines, such as Inflexal. Under the agreement, Berna is entitled to a minimum quantity of seasonal flu antigens, which is adjusted upward each year. However, due to external factors, such as slower growth rates of certain seasonal flu strains, even the minimum quantities may be difficult to obtain in time for a particular year’s flu season, or at all. This may affect revenues in any given year in which this occurs. The agreement terminates after 2009. Due to the shortage of antigen production capacity worldwide, it may be difficult to renew the contract against the same terms and conditions, or at all. If this risk materializes it will adversely affect Berna’s results.

University collaborations

We collaborate with a number of universities worldwide in the areas of vaccines, antibodies, cell lines, gene therapy, cancer and cardiovascular disease. Some of our collaborations provide for royalty payments to be made to the universities in the event of product sales arising out of the collaborations. Generally, these collaborations specify that Crucell provides the applicable university with a specific amount of funding, and in consideration of such, Crucell receives certain intellectual property rights and access to the results of the university research.

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

In addition to retaining outside patent counsel, we also employ European and Dutch patent attorneys that file, prosecute, defend and enforce patent rights as well as manage our patent portfolio. Our patent portfolio comprises 780 active cases (i.e. granted patents in force or pending patent applications) as of December 31, 2005 ((i.e. excluding Berna Biotech patent positions). We aggressively protect our inventions and employ a proactive filing strategy with respect to patent applications. Our portfolio management involves active commercialization and enforcement strategies combined with disposal of cases that we no longer consider commercially attractive.

The following table reflects the total number of active cases (pending or granted) through December 31, 2005, organized according to our different fields of operation before the acquisition of Berna. All figures include acquired and jointly owned patent cases, but exclude patent positions licensed-in from third parties. Patent filings classified under vaccines relate to AdVac-based and classical vaccines. Patent filings classified under antibodies relate to antibodies and/or drug targets, excluding the enabling technologies. Patent filings classified under technology primarily relate to cell-based production technology, adenoviral vector technology, STAR-technology and related technology, functional genomics and target and antibody discovery technology.

	Patent Filings
	Pending	Granted	Total Active
Vaccines	190	114	304
Antibodies	77	21	98
Technology	160	100	260
Gene Therapy	55	63	118
Total	482	298	780

Patent filings

In 2005 we filed patent applications for 12 new inventions, in the fields of vaccines (5), antibodies (4) and technology (4). Our new filings in the vaccine field in 2005 reflect our efforts to further strengthen our patent portfolio in support of product development programs in that area. The new filings in the area of antibodies reflect our continuing research and development in the field of infectious diseases. The new filings in the technology area relate to our continuing effort to protect and commercialize the PER.C6 technology and related uses of the PER.C6 cell lines, as well as the STAR technology. Since we are not actively involved in gene therapy research and development, no new filings were made in that area during 2005.

We maintain a geographically diversified filing strategy, depending on our technological and business needs, as well as its view of long-term economic trends and developments in legal systems in various parts of the world. As of December 31, 2005, we have 109 pending applications in the EU(1), 138 pending applications in the U.S.(2), 24 international patent applications (so-called ‘‘PCT(3) applications’’) and 211 applications in the rest of the world(4).

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

(4)            Rest of world consists of Australia, Brazil, Canada, China, India, Israel, Japan, Hong Kong, Mexico, New Zealand, Norway, Russia, Singapore, South Africa and South Korea. Rest of world figures do not include PCT applications designating these countries while still in the international phase.

Patents

At December 31, 2005 we owned or co-owned 198 granted patents in the EU territory, 38 patents in the U.S. and 62 patents in the rest of the world excluding patents owned by Berna Biotech.

On February 22, 2006, Berna Biotech owned or co-owned 15 pending patent applications and 133 granted patents, of which 115 in the EU territory, 6 in the United States of America and 12 in the rest of the world.

The following is a summary of the intellectual property rights related to our major products and product developments.

Aerugen.   Aerugen is protected by our patent ‘‘Conjugate vaccine against infections by gram-negative bacteria’’ which will expire in 2006. However, because of its designation as an orphan drug in Europe and the United States, Aerugen is eligible to benefit from a period of marketing exclusivity (7 years in the United States and up to 10 years in Europe) following expiration of its patent protection in 2006. This period of exclusivity will apply only if Aerugen becomes licensed. We intend to apply for and expect to receive a license for Aerugen following completion of Phase III testing.

Epaxal and Inflexal V.   Epaxal and Inflexal V are the two virosomal products which are protected by the patent family ‘‘Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them’’, which will expire in 2012. In addition, the hepatitis A strain used to produce Epaxal is claimed in a patent family which will expire in 2012.

Hepavax-Gene .   The active substance of this monovalent recombinant hepatitis B vaccine is HbsAg which is no longer protected by patent in Europe and most countries in the rest of the world. The Supplementary Protection Certificates with respect to Hepavax-Gene are still valid in Sweden, Italy, and France. However, we are not currently considering western European countries for product registration and marketing. The production technology is based on our proprietary Hansenula polymorpha expression technology.

Two-dose hepatitis.   The two-dose hepatitis B is enabled by formulating HbsAg with a special adjuvant, for which we have obtained a worldwide co-exclusive license from Corixa Corporation for both prophylactic and therapeutic application. The patents of Corixa Corporation will expire in 2017 in the U.S. and in 2018 in Europe.

We seek patent protection, whenever possible, commercially feasible and appropriate, in respect of any technology or product development that is important to our business. Together with our affiliates in Germany, Italy and Korea, we have several platform technologies and consequently our intellectual property activities concentrate on protecting their technologies and any improvements thereof in the main worldwide vaccine markets of Europe, the United States, Canada, Japan and Australia. However, because some vaccine markets are outside these countries, we have also sought protection in other countries, such as Korea. The IP portfolio is constantly reviewed to decide on maintenance of individual patents or patent families considering parameters such as actual product performance, product development, patent term, options for commercialization/outlicensing of non-core IP. Our IP tasks are coordinated, patents are filed on a worldwide basis by specialized patent attorneys.

Our patent-related activities do not afford complete protection to our intellectual property rights. Patents in the biotechnology and biopharmaceutical fields involve complex factual and legal questions. Patents may not be issued in respect of our pending applications or in respect of future applications that we file. In addition, a patent that is issued to us may be narrower than our application or found to be invalid. Others may make attempts to copy, reverse engineer or design around aspects of our technology, or to obtain and use information that we regard as proprietary. Our patent filings may be subject to challenges.

Patent enforcement and proceedings

We may need to litigate or institute administrative proceedings such as oppositions to a patent to enforce or uphold our intellectual property rights or determine the validity and scope of the proprietary rights of others. Likewise, from time to time it may be necessary to defend our patents in litigation or administrative patent proceedings such as opposition proceedings. We believe that litigation can play a significant role in defining and protecting our intellectual property rights. We are aware, however, that legal and administrative proceedings can be costly and time-consuming, and result in a diversion of resources. As an alternative to litigation, we may enter into licensing, including cross-licensing, arrangements as a means of clarifying the status of our intellectual property rights.

In October 2004 we commenced patent infringement proceedings against CEVEC Pharmaceuticals in the District Court of Düsseldorf, Germany, arguing that CEVEC’s cell line infringes a recently granted European patent for our PER.C6 technology. In December 2004 CEVEC Pharmaceuticals acknowledged three out of four of our claims, but chose to defend the remaining claim. In May 2006 we withdrew the one remaining claim following submission of a written statement by CEVEC that it abandoned all rights over the cell bank and that it will not use the cell bank in future in any way that infringes our PER.C6 patent.

In 2005 Serono, Probiogen and CEVEC Pharmaceuticals have each individually filed oppositions before the European Patent Office against one or more of our PER.C6 patents.

Cell Genesys has filed opposition against our European patent related to our AdVAc technology.

In 2005 Crucell lodged opposition against a European patent held by Chiron related to certain aspects of the production of influenza viruses in cell culture.

Berna’s subsidiary Green Cross Vaccine Corporation, currently operating under the name Berna Biotech Korea Corporation, and our partner Chiron, lodged oppositions against a patent of GlaxoSmithKline (GSK) in Korea. The patent is concerned with multivalent vaccine formulations, such as our pentavalent vaccine registered in Korea, to be marketed under the trademark Quinvaxem. In response to the opposition, the patent has been revoked by the Korean Intellectual Property Office in December 2004 on the grounds that the subject-matter claimed in the patent lacks novelty. GSK has appealed that decision before the Korean Patent Court. After a hearing which took place on April 27 2006, the Korean Patent court dismissed the appeal on June 8, 2006. The decision could be further appealed by the adversely affected party. If the Korean Supreme Court were to reverse the decision of the Patent Court and if GSK were to enforce its patent, Berna Biotech Korea Corp. could be found to have infringed or be infringing the patent. If we are found to be infringing, we may be forced to delay, or even cancel, our commercial activities with this vaccine. As a consequence we might lose revenues and our business would be adversely affected.

In addition, production of our pentavalent vaccine requires a particular vaccine component that may become the subject of a patent dispute between GSK and us or our supplier of that component. The patent on that particular component, held by GSK, is currently under opposition before the patent office and a definitive outcome on the validity of the patent is expected to take a number of years. A negative outcome of this opposition proceeding could lead to infringement proceedings between GSK and us or our supplier, although we believe that neither we nor our supplier would be held to have infringed or be infringing that patent. The outcome of legal disputes is invariably difficult to predict with accuracy, but in the event GSK were to prevail in infringement proceedings against us, this would adversely affect our business.

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

Research has been conducted for many years in the fields of biotechnology and biopharmaceuticals. This has resulted in a substantial number of issued patents and an even larger number of patent applications. The U.S. Patent Office maintains patent applications that are filed only in the United States in secrecy until patents issue, and publication of patent applications elsewhere and of discoveries in the scientific or patent literature frequently occurs substantially later than the date of the underlying discoveries. Moreover, patents that appear not to affect our activities may be construed broadly. As such, we or our licensees may be found to infringe the patents or violate other proprietary rights of third parties and may be enjoined from pursuing research, development or commercialization of our or their products or be required to pay damages. In these circumstances, licensing or other arrangements for addressing these infringements or violations may not be available, or may not be available on commercially acceptable terms.

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

We also hold a license under the phage antibody display patent portfolio owned or controlled by Cambridge Antibody Technology and MRC, a cross-license with Transgene S.A. under which we granted to Transgene a non-exclusive PER.C6 license for the manufacture and sale of certain types of vectors for use in gene therapy, and a license to phage antibody-display technology and part human, or chimeric, binding proteins and molecules from Enzon Corporation’s subsidiary, SCA Ventures, Inc.

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

Trademarks

New trademarks for our products are registered on a worldwide basis. Distribution and agency agreements normally include a clause specifying that, at the termination of the agreement, trademark and product registration rights return to us. We are the owner of over 150 registered trademarks. The most important in the largest sales markets are: Crucell, Berna, the Berna and Crucell Logo, ChromaGenics, Aerugen, Te Anatoxal Berna, Di Anatoxal Berna, Di Te Anatoxal Berna, Epaxal, Epaxal Berna, Inflexal, Inflexal Berna, Vivotif, Vivotif Berna, Hepimmune and Flavimun, PER.C6, AdVac, MAbstract and  STAR. In addition we hold rights to use trademarks held by our partners, such as Quinvaxem from Chiron.

Legal Proceedings

In addition to the matters discussed under “Intellectual Property—Patent Enforcement and Proceedings’’ we have been notified of the following matter:

In January 2006, Menarini Ricerche S.p.A. notified Berna that it believes it is entitled to compensation for damages allegedly incurred as a consequence of Berna’s termination of contract negotiations in 2005. These contract negotiations concern contract manufacturing activities by Berna on behalf of Menarini. We are not aware of any misconduct on Berna’s part that could lead to a successful claim for compensation of the alleged damages, nor do we believe the damages, if incurred, will be found to be attributable to Berna’s behavior. In February 2006, Menarini requested Berna to waive the statute of limitations in respect of this claim, which Berna refused.

Competition Law

The Technology Transfer Block Exemption Regulation (EC 772/2004) that entered into force on May 1, 2004 may require us to review and possibly amend existing license and technology transfer agreements to comply with this regulation. This review process may be costly and time consuming and may require renegotiation of certain portions of our licenses and other agreements. Based on Crucell’s market position, such evaluation is not foreseen in the coming year.

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

Our ability and that of our licensees to commercially distribute biopharmaceuticals depends in part on the extent to which governmental health administration authorities, health insurance companies, government health policies, health maintenance organizations, or HMOs, and other organizations are willing to pay for the costs of these products. The willingness of governments and HMOs to pay for the costs of newly developed health care products is uncertain. There are efforts by governmental payers and HMOs to contain or reduce the costs of health care and we expect that there will continue to be a number of legislative proposals to do so.

Obtaining product approval is a costly and time-consuming process. All of our potential products, and those of our licensees, are either in research or development. Any products our licensees or we develop will require regulatory clearances prior to clinical trials and additional regulatory clearances prior to being produced and distributed commercially. These regulatory processes are generally stringent and time-consuming. We expect the European Medicines Agency (EMEA) in the European Union, the Food & Drug Administration (FDA) in the United States, the College ter Beoordeling van Geneesmiddelen (CBG) in The Netherlands and comparable agencies in other countries to subject new biopharmaceutical products to extensive regulation. These regulatory requirements with which we and our licensees will have to comply will evolve over time due to the novelty of the biopharmaceutical products and therapies currently under development. Fortunately, the harmonization of these requirements is promoted at an international level (International Conferences on Harmonization (ICH)) to avoid unnecessary repetition of studies when seeking approval in various countries. Under the current definitions, we believe that products developed using our technologies will be regulated either as biological products or as drugs.

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

Clinical trials are normally done in three phases:

•       Phase I: First clinical trial of a new compound, generally performed in a small number of healthy human volunteers, to assess clinical safety, tolerability as well as metabolic and pharmacologic properties.

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

Our research and development and production activities are undertaken in a number of countries around the world. These activities are subject to strict regulatory requirements of national and supranational authorities in the countries in which they are undertaken such as requirements governing the testing, manufacturing and marketing of pharmaceutical products. In most countries, it is necessary to obtain an approval to market a pharmaceutical or medical product. The grant of such an approval is subject to a detailed evaluation of data submitted by the applicant related to the quality, safety and efficacy of the product. Many countries, including member states of the EU and the United States, impose extensive testing and data submission requirements and conduct rigorous technical appraisals of product candidates. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant or require additional data before granting an approval to market a product even though the product may have been approved by another regulatory authority. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process.

Once a product is approved, the manufacturing and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacturing, safety, quality or efficacy of a product may result in the imposition of restrictions upon the manufacturing and sale of such product, including at worst withdrawal of the product from the market and/ or the revocation of the relevant regulatory approvals.

The European Union

There is a broad range of legislation in force in member states of the European Union governing testing, manufacturing and marketing biopharmaceutical products, both at an individual state level as well as on a Union-wide level (European Union Directives). These laws impose specific requirements on various topics including pre-clinical and clinical testing and the operation of laboratories and manufacturing sites. Furthermore, there are specific directives and other legislation on, among other things, pricing, distribution, labeling and advertising of medicinal products.

At the Union-wide level, legislation on medicinal products was first enacted in Directive 65/65/EEC: “on the approximation of provisions laid down by law, regulation or administrative action relating to medicinal products”. Subsequent Directives (75/318/EEC, 75/319/EEC and 93/39/EEC) further amended and expanded the original provisions, resulting in a system for the regulation of drugs, or medicinal products as they are called in the EU, based on the principle of mutual recognition. Under this mutual recognition procedure, the applicant first submits its product for review to one or more EU member states. The first member state that decides to evaluate the product is called the reference member state.

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

An alternative, centralized, approach for registration was provided by Directive 93/41/EEC and Council Regulation No 2309/93, which established EU procedures for the authorization and supervision of medicinal products for human and veterinary use and established a European Medicines Agency (EMEA). Under this centralized procedure, which has been implemented for so-called high technology medicinal products, and especially for those those derived from biotechnological processes, applicants submit their dossier for authorization to the EMEA. The EMEA coordinates the assessment process by appointing two EU member states as a rapporteur and co-rapporteur, respectively, who will assess the application and prepare draft reports for review by the CHMP. The CHMP issues an opinion on the product’s quality, safety and efficacy and sends its opinion to the European Commission, which drafts a decision based on that opinion. After consulting with its standing committee, the European Commission may grant a marketing authorization, subject to adequate evidence of quality, safety and efficacy. The marketing authorization granted is valid in all EU member states. For biopharmaceuticals the centralized procedure is mandatory.

Since May 1, 2004, the Clinical Trial Directive (2001/20/EC) has been in effect. The aim of this directive is to harmonize the process for authorization and conduct of clinical trials as it is implemented in the individual EU member states. As a result of the Clinical Trial Directive, the Good Manufacturing Practice (GMP) requirements for the manufacture of investigational drugs have been changed, and a specific requirement for product release by a Qualified Person has been included in the requirements. Also, regulatory inspections of manufacturing facilities for investigated drugs have been made obligatory, where in the past this was on a voluntary basis in most European countries. Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer’s authorization and must comply with the requirements of GMP incorporated into EU legislation (2003/94/EC). These requirements are intended to set minimum standards with respect to manufacturing facilities and the way of operating these facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer’s manufacturing authorization. In the Netherlands we have a license to manufacture clinical trial material under GMP conditions. To maintain this license we are inspected every two years by the Dutch regulatory authorities. The most recent inspections were in July 2005 for our temporary BSL-3 manufacturing facilities at NVI in Bilthoven, and in November 2005 for our facilities in Leiden. Both inspections were satisfactory. Additionally we employ two Qualified Persons in Leiden for product release according to the European Clinical Trial Directive.

Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer’s authorization and must comply with the requirements of ‘‘Good Manufacturing Practice’’ incorporated into EU legislation. These requirements are intended to set minimum standards with respect to manufacturing facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer’s manufacturing authorization. EU legislation provides for a centralized procedure for authorizations to market certain specific pharmaceutical products. The procedure is initiated with the submission of an application for a marketing authorization to the European Agency for the Evaluation of Medicinal Products. This agency processes the application and co-ordinates an evaluation of the product candidate. EU legislation provides for mutual recognition, whereby an authorization for a product granted in one member state is recognized by and forms the basis for granting an authorization in other member states. The wholesale distribution of pharmaceutical products within the EU is regulated by ‘‘Good Distribution Practice’’ guidelines.

Switzerland

Marketing a new pharmaceutical product requires a product marketing authorization. In Switzerland this is granted by Swissmedic if rigorous pre-clinical and clinical trials have shown that the product fulfils the legal criteria of quality, safety and efficacy. Marketing authorizations and maintenance of approved products in our home markets are of major importance.

In addition to the requirements of pre-marketing authorization, production licenses for the manufacture of pharmaceuticals in Switzerland is an important requirement. Obtaining and maintaining this license requires a production standard according to Good Manufacturing Practice (GMP). We believe rules and regulations in Switzerland set standards comparable with those of the EU. Crucell has at its disposal all  necessary licenses to manufacture pharmaceuticals in Switzerland.

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

To gain FDA approval to conduct clinical trials, pre-clinical studies must generally be conducted in the laboratory and in animal model systems to gain preliminary information on an agent’s efficacy and to identify any major safety concerns. Applicants submit the results of these studies, in addition to information regarding the manufacture of the medicinal product, as a part of an application for an Investigational New Drug, or IND. Furthermore, the IND application includes a detailed description of the clinical investigations.

The clinical studies are designed to demonstrate the safety and efficacy of the new drug. The FDA receives reports on the progress of each phase of clinical testing, and it may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. In 2002, the FDA issued the so-called ‘‘two animal rule.’’

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

The FDA subjects NDAs or BLAs to a detailed and potentially time-consuming approval process. The FDA may ultimately decide that the application does not satisfy its criteria for approval or may require additional pre-clinical or clinical studies. Before marketing clearance is secured, the manufacturing facility will be inspected for compliance with current Good Manufacturing Practices requirements by FDA inspectors and will be inspected periodically for continuing compliance by FDA inspectors. After applicants obtain FDA regulatory clearances, the FDA subjects a marketed product to continual review, and subsequent discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or mandated withdrawal of the product from the market as well as possible civil or criminal sanctions.

In addition to the FDA requirements, the NIH has established guidelines for research involving recombinant DNA molecules. These guidelines apply to all recombinant DNA research that the NIH conducts or supports, including proposals to conduct clinical research involving DNA therapeutics, including our collaboration with the NIH to develop Ebola and malaria vaccines. The NIH review of clinical trial proposals is a public process and usually involves review and approval by its Recombinant DNA Advisory Committee. In addition, before a product can receive approval from the FDA, a process for manufacturing the product in accordance with good manufacturing practice requirements must be developed. Failure to comply with good manufacturing practice or other U.S. regulatory requirements could result in a product being denied approval from the FDA or, once approval for a product is issued, could result in the FDA withdrawing its approval until regulatory compliance is re-established.

Biologics Master File.   The PER.C6 cell substrate Biologics Master File (BMF) is the regulatory dossier filed with the FDA in the United States, which describes various aspects of our PER.C6 technology. The companies to which we license our PER.C6 technology can refer to the BMF and need not compile their own history of the PER.C6 cell line when they seek regulatory approval of any biopharmaceutical product that they may produce using it. This may assist our licensees in applications they may make to the FDA for products manufactured using the PER.C6 technology. We are required to supplement our BMF when new information arises.

During 2003, we expanded our cooperation agreement with Merck & Co., Inc., which relates to the PER.C6 cell substrate Biologics Master File in the U.S. and equivalent authorities in other jurisdictions. Under the terms of the agreement, we agreed to work closely with Merck on matters relevant to maintenance of the PER.C6 cell substrate BMF, including the provision of technical assistance and guidance from Merck as appropriate.

South Korea

The Korean Food and Drug Administration (“KFDA”) is the regulatory authority for the regulation of the vaccine industry in Korea. KFDA is one of the leading regulatory authorities in Asia and employs competent staff for the review of vaccine product submissions, the control of manufacturing and the release of vaccines of Korean production. KFDA regulates vaccines under the Korean Pharmaceutical Law, which establishes the requirements for the lawful marketing of pharmaceutical products, i.e. quality, efficacy and safety. Different kinds of product permits are foreseen for the approval of products for the domestic market, respectively for the export situation. International standards as established by the International Conference on Harmonization for the structure and content of product dossiers are recognized by KFDA while the authority reserves the right to ask for specific input and data as result of the regulatory review. The timelines for the review of submission dossiers are defined by the law and, therefore, predictable to a certain extent.

Regulation outside the European Union, Switzerland, the United States and South Korea

Highly regulated countries such as the United States of America, Australia and Canada are to be distinguished from those where similar regulation is only just emerging. Harmonization of standards and formats between the EU, the United States and Japan, which is coordinated by the International Conference on Harmonization, will have a global impact. In some countries, limitations may be placed on the price at which products may be sold and the amount of royalties payable to licensors.

Competition in Product and Technology Development

The field of biotechnology is one of rapid change and innovation. We expect that this industry will continue to experience significant technological and other changes in the years ahead. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, and other products or forms of treatment for the diseases we are targeting. We also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or its licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

Vaccines

With respect to vaccines, other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK (Madin Darby Canine Kidney cells) and VERO (monkey cells) as well as on production platforms based on embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI-38 and MRC-5 for licensed and marketed vaccines, as well as human cell lines supporting products in development such as (HEK)-293. Other biotechnology and pharmaceutical companies that are focused on developing vaccines against infectious diseases include Wyeth, sanofi pasteur, Merck & Co., GlaxoSmithKline (including IDB/Shire), Chiron, Acambis, Baxter, GenVec, Bavarian Nordic, Baxter, Solvay, Vical and Nobilon.

In the area of influenza, we are aware that Solvay has obtained registration in the Netherlands for a vaccine based on MDCK cells. We are aware of other biotechnology and pharmaceutical companies that currently are developing influenza vaccines based on MDCK cells, including GlaxoSmithKline (including IDB/Shire), Nobilon and Chiron. In addition, we are aware that Baxter has obtained approval in Austria for its VERO-based influenza vaccine. For other European markets Baxter appears to have stopped at Phase II in December 2004.

In the area of West Nile virus, we are aware that Acambis is conducting a Phase I clinical safety study in humans with its West Nile ChimeriVax vaccine. This vaccine uses a genetically engineered yellow fever 17D live virus containing the genes encoding the antigens responsible for protection against West Nile virus. We are also aware that Vical is developing a DNA-based West Nile virus vaccine that uses portions of the genetic code of a pathogen to cause the host to produce specific features of the pathogen that may induce an immune response. This method could potentially offer superior safety, ease and reliability of manufacturing, as well as storage and handling advantages, compared with conventional vaccines that use live, weakened or dead pathogens to produce an immune response. In addition, other parties are working on human West Nile virus vaccine research. The University of Queensland is working on a vaccine based on the relatively harmless Kunjin virus, a flavivirus found in Australia, and Hawaii Biotech received significant funding from the NIH in December 2004 in support of the pre-clinical development of its West Nile vaccine candidate.

In the area of Ebola, we are aware that Vical is conducting Phase I clinical efficacy studies with its DNA-based Ebola vaccine and has initiated GMP manufacturing for the NIH with whom they are jointly developing the vaccine. We are aware that Health Canada, a federal government organization, is conducting pre-clinical studies with its Ebola vaccine that is based on a live replication competent Vesicular Stomatitis Virus (VSV) vector. We are also aware that the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) is conducting pre-clinical studies with its recombinant Ebola vaccine, which is based on Ebola virus-like-particle (VLP) technology. USAMRIID is also involved in a CRADA with AVI BioPharma in testing the latter’s antisense drugs against Ebola. AVI BioPharma received funding from the U.S. Senate Committee on Appropriations in June 2004 to support this and its work on Marburg virus.

In the area of malaria, we are aware of two companies conducting Phase I/II clinical studies with malaria vaccine candidates based on virus-like-particle (VLP) technology: GlaxoSmithKline Biologicals (GSK) and Apovia. GSK has secured significant funding from NGOs for its malaria vaccine RTS,S. We are also aware that Oxford (The Wellcome Trust Centre for Human Genetics) and GSK are jointly developing a malaria vaccine using live vector technology, and that this vaccine is in Phase I/IIa clinical studies. In addition, Oxford is conducting Phase I/II clinical studies with three additional malaria vaccine candidates based on live vector technology, as well as pre-clinical studies with one additional vaccine candidate based on live vector technology. We are aware that the Pasteur Institute is conducting Phase I/IIa clinical studies with its malaria vaccine candidate, which is based on Long Synthetic peptide technology (LSA-3).

For tuberculosis, a number of companies, government bodies and academic institutes around the world are working on the development of new vaccines. The NIAID in the U.S. is involved in a range of early-stage efforts relating to live-attenuated, subunit and naked DNA type vaccine candidates. Our partner, the Aeras Global TB Vaccine Foundation, is working on various other programs including a live recombinant TB vaccine with the David Geffen School of Medicine at UCLA, which entered its first clinical trial in March 2004. In October 2004 Nature Medicine announced an Oxford University subunit vaccine, designed to work in tandem with the existing BCG vaccine, had successfully completed safety trials with positive T-cell responses.

Antibodies

Other biotechnology companies, including Celltech Group plc and Protein Design Laboratories, Inc., currently generate humanized antibodies, and Medarex, Inc., GenMab AG, and Abgenix Corp. produce fully-human antibodies from transgenic mice. MorphoSys AG and Cambridge Antibody Technology Group plc generate fully-human antibodies using phage antibody-display libraries that are similar to ours. Companies such as Dyax Corp., XOMA and SCA Ventures, Inc., a subsidiary of Enzon Corporation, are also working in the field of phage display libraries and related technologies.

In the area of infectious disease antibodies, potential competitors include serum antibody companies such as Chiron and Baxter, and monoclonal antibody companies like Neutec Pharma, MedImmune, XTL Bio, Inhibitex and Biosynexis. For rabies specifically, our antibody product may offer an alternative to the existing Rabies Immune Globulin products, both Human (HRIG) and Equine (HRIG), that are currently paired with rabies vaccine for effective post-exposure treatment.

Production of recombinant proteins and monoclonal antibodies

Monoclonal antibodies and recombinant proteins are produced by other companies on a variety of platforms. Simple proteins that do not demand extensive post-translational modifications are produced in bacterial systems (E. coli). For example, the human recombinant insulin is produced entirely on E. coli.

Monoclonal antibodies and complex recombinant proteins are produced mainly on mammalian cell lines like Chinese Hamster Ovary (CHO), murine myeloma cells like NS0 and Sp2/0, and occasionally on human 293 cells. CHO, NS0 and Sp2/0 are used for commercial production of monoclonal antibodies and other recombinant proteins by companies including Genentech, Biogen, Centocor, Amgen, Lonza and Boehringer Ingelheim. We are aware of a human cell line expression platform used for production of recombinant proteins, the 293 human cell line, which shares some of the advantages of the PER.C6 cell line. The 293 human cell line is utilized by Eli Lilly & Company to produce a protein for the treatment of adult severe sepsis. The FDA and the EMEA have approved this product and it is currently available for use. We are aware that scientists have published research describing human cell culture systems that appear to have similarities to our PER.C6 cell line.

In addition to microbial and mammalian cell culture systems, transgenic animals and plants are also exploited for the manufacture of complex recombinant proteins. Transgenic rabbits are, for example, used for the manufacture of recombinant C1 inhibitor by Pharming. This product is currently in Phase III clinical testing for angio-edema. Other examples are GTC therapeutics which produces amongst other things, monoclonal antibodies in transgenic goats, and PPL therapeutics manufactures a number of complex recombinant proteins, amongst which are blood clotting factors, in transgenic sheep. Transgenic plants are also used as a platform for the manufacture of monoclonal antibodies and complex recombinant proteins. Cell culture systems derived from plants are currently used as well, like moss and cultured plant cells, which are currently used for manufacturing recombinant proteins. None if the products produced in transgenics have reached the market yet.

Adenoviral vector technology and other recombinant vectors

With respect to vector development, we are aware of several competing technologies, including those of GenVec and Merck & Co., which may pose a threat to the commercial viability of our AdVac technology. In particular, Merck & Co. research has established methods that may prevent problems relating to pre-existing immunity to adenovirus 5 vectors. We jointly own intellectual property on other vectors with Harvard.

Property, Plant and Equipment

Our corporate offices and research activities are located in facilities of approximately 7,800 square meters in Leiden, The Netherlands. We sub-lease 1,000 square meters of this space to Pharming Technologies B.V. and 500 square meters to Galapagos N.V. In addition, we lease 770 square meters of space adjacent to these corporate offices, of which 439 square meters is subleased to a third party. Our plant and production facilities in the Netherlands are located in a separate building in the Leiden BioScience Park, including 265 square meters of production space, 75 square meters of quality-control laboratories and 228 square meters of office space. The lease contract of this facility ends September 1, 2006, except for the production space, which ends April 30, 2007. The section of the main building that we use in Leiden includes 2,100 square meters of laboratories, with BioSafety Level (BSL) 1, BSL 2 and BSL 3 labs, including an animal facility. The remainder of the main building is divided into 2,800 square meters of office space and 1,400 square meters for storage, technical areas, washrooms, waste destruction and sterilization.

Upon our acquisition of Berna in February 2006, we also have office space, laboratories, production facilities, animal facilities and storage space in Switzerland, Spain, Germany and Korea. The following table sets out information regarding our main facilities outside the Netherlands:

Location	Use
Bern, Switzerland (two locations)	Research and development (including animal facilities) 8,618 m2 and production facilities (12,427 m2); office space (5,635 m2) and storage buildings 15,988 m2 (owned)
Madrid, Spain	Production facilities (1600 m2), storage buildings (2400 m2) and office space/labs 1409 m2 (owned)
Seoul, Korea	Development and production facilities (2,201 m2), animal facilities (999 m2), storage facilities (1,243 m2), office space 1,819 m2 (leased until 2010)

Our manufacturing facilities in Switzerland are FDA/EMEA-approved and are used primarily for the production of Inflexal, Vivotif, Epaxal, MoruViraten, Aerugen, yellow fever and mammalian cell culture-based products. Our facilities in Thoerishaus include facilities for lyophilization and a Center of Mammalian Cell Culture.

Our manufacturing facilities in Korea are World Health Organization-approved and are used primarily for the production of Hepavax-Gene and for formulating and filling vials. The manufacturing process used at our Korean facilities are based on the patented Hansenula polymorpha yeast expression technology.

In Spain, the center of our European filling and packaging operations, we operate a filling line for syringes.

On August 27, 2005 we signed a turn-key contract with Pharmaplan GmbH, Oberursel, Germany, for the erection of a new GMP production facility of 4,100 square meters. This new facility in Leiden will be built as a BioSafety Level (BSL) 3 facility, in which two concurrent products can be produced, on either BSL 2 and/or BSL 3 safety level. The building will consist of 1,200 square meters of production space; 220 square meters of quality control labs; 185 square meters BSL 3 research and development labs; 80 square meters filling (up to 2,000 ampoules); 40 square meters of buffer and medium preparation; 310 square meters of offices; 350 square meters of storage and 1,715 square meters for utilities, washing area, waste destruction and sterilization and technical areas. We expect the new production facility to be operational during the course of 2007.

We have a new center for bacterial vaccine research, development and production in Bern. The multifunctional facility includes not only laboratories but also a pilot plant for the production of new bacterial vaccines. The center will also serve as the production facility for Aerugen.

Insurance

We have in place general third party public and product liability insurance. Our policy would not cover any of our activities in the United States of America or Canada, has a limit of liability and has certain additional conditions to coverage and deductibles. We do not insure our phage antibody-display library or PER.C6 master cell bank, though identical copies of the same cell bank are stored in multiple locations in Europe. We carry insurance relating to theft, fire and damage to the moveable assets within our facilities and other customary insurance coverage for most of our activities, including liability insurance coverage for the members of the management board, management committee and the supervisory board.

Sales and Business Development

Business Development

We currently employ eight people in our business development operations in the Netherlands. Our business development strategy has historically involved contacting prospective licensees and partners, assessing their interest in our technologies and products, and, if the prospective licensee or partner indicates interest, negotiating a license and/or collaboration agreement pursuant to which we deliver the applicable technology to, or collaborate with, the licensee or partner. For some of the contracts we provide services, for which we are paid at different rates.

Marketing and sales

Upon our acquisition of Berna in February 2006, we have our own sales and marketing infrastructure in our core markets Switzerland, Italy, Spain and Korea. To ensure broader market access for our products, we have established a strong network of partnerships for commercialization, such as those with Orphan Europe, Solvay and CSL for Aerugen. Through our dedicated sales force for supranational organizations, our own sales and marketing infrastructures in Korea and key European markets, and our network of distributors in other countries, we have established a global position in both public and private markets.

Item 5.                        Operating and Financial Review and Prospects

The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this annual report, the words “intend”, “anticipate”, “believe”, “estimate”, “plan”, and “expect” and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this annual report. See “Forward-looking Statements” and Item 3, “Key Information—Risk Factors.” You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report.

All amounts in this Item 5 are in thousands of euro, except share and option data.

Operating results

Overview

General

We are a fully integrated biopharmaceutical company, focused on developing, producing and marketing  vaccines and antibodies against infectious diseases for private and public markets worldwide. We have a portfolio of well-known vaccines and a broad pipeline of potential new vaccines and antibodies. We combine proprietary technologies to discover, develop and produce a variety of biological products for the prevention and treatment of infectious diseases. Unlike the technologies generally employed in our industry, our technologies enable the development and production of biological products that may overcome the limitations inherent in many currently available products. We face a variety of challenges and opportunities in bringing our products to market and responding to the dynamics of the biotechnology industry, which is characterized by rapid change and intense competition.

Due to our acquisition of Berna in February 2006, our product portfolio has expanded significantly and our strategy has evolved to include a strong emphasis on generating product sales, primarily vaccines. Our strategy to develop additional products such as novel vaccines revolves around continued investment in research and product development, particularly related to infectious diseases, expanding the portfolio of licensees using our proprietary technology, partnering with global industry leaders, and working to improve our operating results and financial strength.

Our financial strength and ability to adapt to the current market and economic conditions are dependent, in part, on the success of our existing products, the cost of bringing novel vaccines to market in our chosen field, the success of our licensees in developing commercial products using our technology, and effective management of our working capital.

Through fiscal year 2005 we generated revenues primarily through licensing our proprietary technology to other companies in our industry. In May 2005, we privately placed 3,600,000 ordinary shares at €14.50 per share, resulting in net proceeds and cash of €50,112. In areas where we are not developing our own products, we offer our PER.C6 technology to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. Within our chosen areas of focus, we sometimes collaborate with leading biopharmaceutical manufacturers to develop products or processes. In February 2006, we successfully completed the exchange offer for Berna Biotech AG shares. As a result of the acquisition of Berna Biotech AG, we expect to generate additional revenues and cash flows through producing and marketing vaccines for private and public markets worldwide.

In 2005, our revenues increased to €37,569 from €22,622 in 2004 and €7,424 in 2003. During this period, our total headcount increased from 210 to 282 employees on a full-time basis. At December 31,

2005, 240 of our 282 full time equivalent employees were engaged in, or directly supported, research and development activities.

Our total cost and expenses were €33,916 in 2003, €45,348 in 2004 and €55,295 in 2005. These amounts included non-cash charges of €4,026, €4,532, and €5,748 related to developed technology amortization and stock based employee compensation in 2003, 2004 and 2005 respectively. Non-cash expenses relating to warrants and non-employee stock options amounted to €616, €4,246 and €3,043 in 2003, 2004 and 2005 respectively. We incurred a loss from operations of €17,726 in 2005 compared to losses from operations of €22,726 in 2004. At December 31, 2005, our accumulated deficit was €290,049 and our total shareholders’ equity was €137,415. Although we expect to incur operating and net losses for this and next year, we foresee a break-even in the very near future.

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

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and requires us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies on our historical operations include revenue recognition, the assessment of recoverability of our intangible assets, which impacts the valuation of intangible assets, and the determination of the fair value of stock-based compensation, which impacts compensation expense. Below we discuss these policies further, as well as the estimates and judgments involved. The development and selection of our critical accounting estimates have been discussed by management with our audit committee.

Revenue and Revenue Recognition

Revenue from sales of products is recognized upon transfer of the significant risks and rewards of ownership to the customer. Revenue is reported net of sales taxes, rebates and return of goods. We did not recognize any revenues from sales of products in 2005, but expect to in 2006 due to our acquisition of Berna.

In 2005, we generated revenues from licensing our proprietary technology and services performed together with or on behalf of licensees or partners. Licensing our PER.C6 technology to third parties is a key element of our strategy to establish PER.C6 as the cell-line of choice in the biopharmaceutical industry. Our license agreements generally provide for a non-refundable payment upon signing, a non-refundable fixed annual or semi-annual payment (which is generally creditable against future royalty payments) payable in arrears and royalty payments calculated as a percentage of the net sales of the licensee using our technology. The payment upon signing under these license agreements is generally larger than the subsequent annual or semi-annual payments. Certain license agreements provide for additional non-refundable license fees to be paid upon the achievement of contractually defined milestones.

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

While for the majority of our license agreements we have no significant continuing performance obligations subsequent to the delivery of the associated technology, under certain arrangements we collaborate with a licensee to achieve certain specified results. Under these agreements, we have significant continuing performance and/or funding obligations related to research and development subsequent to the delivery of the licensed technology. Therefore, as part of various collaboration agreements, we receive service fees for work performed under such agreements. We recognize non-refundable up-front payments as revenue over the expected period of our significant continuing involvement, the term of which is consistent with our development plans. Our two most significant collaboration agreements are with DSM Biologics and sanofi pasteur. In 2005 and 2004, we recognized revenue of €9,448 and €5,250 related to our arrangement with DSM and €8,645 and €5,792 related to our arrangement with sanofi pasteur, respectively.

Certain of our license arrangements provide for additional non-refundable license fees to be paid to us upon the achievement of milestones. We recognize such additional license fees as revenue when the amounts become due and payable.

In addition to the initial fee, our arrangements generally provide that the licensees make semi-annual or annual payments (“license maintenance fees”) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days’ to 90 days’ notice. We recognize annual and semi-annual non-refundable license maintenance fees as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid generally will reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Although we have not received royalty payments from our licensees to date, we will recognize royalties as revenue when they become fixed and payable, to the extent we receive such royalties in the future.

We also earn revenues from government grants received from the Dutch government and the European Union. We expect to continue to generate revenues from such government grants in the future. We have also filed grant proposals and expect to generate additional revenues from grants from non-governmental, semi-governmental and governmental bodies in the United States. Grants generally take the form of reimbursements for specific expenses incurred in connection with approved scientific research activities. We intend to continue to apply for available public grants and non-governmental organization support in the future, though the timing and amount of any grant revenues are uncertain. We recognize revenues from grants when we incur the related expenses and collectibility of the grant is probable.

We also intend to generate revenues in the future from the commercial distribution of biopharmaceutical products we are working to develop using our core technologies. We intend to market any such products through collaborations or strategic alliances with third parties, particularly pharmaceutical and biopharmaceutical companies. The timing and nature of these arrangements will depend on a number of factors, including the product’s likelihood of clinical success, its stage of development, its commercial potential and the resources and abilities of our prospective partner.

Intangible Assets

We perform tests for impairment of intangible assets whenever events or circumstances suggest the value of such assets may be impaired. At December 31, 2005, our intangible assets consisted entirely of developed technology with a net carrying value of €2,577. To evaluate potential impairment of developed technology, we assess whether the future cash flows related to the asset will be greater than its current carrying value. Accordingly, while our cash flow assumptions are consistent with the plans and estimates we are using to manage the underlying business, there is significant judgment in determining the cash flows attributable to our developed technology over its estimated useful life. However, a reduction of the projected annual cash flows attributable to our developed technology of up to 50% would still not have resulted in an impairment charge.

Stock-Based Compensation

We account for stock-based compensation under the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation”. We generally value stock options issued based upon the Black-Scholes option pricing model, which requires us to make several key judgments including: the expected life of issued stock options, the expected volatility of our stock price, and the expected dividend yield to be realized over the life of the stock option or stock warrant, and recognize this value as an expense over the period in which the options vest.

Compensation cost for share -based awards with performance conditions, which are valued based on the grant-date fair value of the award, are recognized based on the probable outcome of that performance condition. Compensation costs for share -based awards containing a market condition are recognized provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied. The effect of a market condition is reflected in the grant-date fair value of an award and the grant-date fair value is calculated using a lattice model.

Stock compensation expense for options granted to non-employees has been determined in accordance with Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” as the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measured.

Estimates have been prepared based upon our historical experience and our best estimation of the future. Changing any of the above assumptions, particularly the expected volatility of our stock price or the expected life of our stock options, would have a significant impact on the amount of compensation expense recognized.

Results of Operations

Years Ended December 31, 2003, 2004 and 2005

Revenues

The following table shows our revenues for each of the years in the three-year period ended December 31, 2005, and the percentage changes between these periods.

	Year ended December 31,			% change	% change
	2003	2004	2005	2003-2004	2004-2005
License revenues	€4,800	€12,429	€20,848	158.9	67.7
Service fees	404	5,712	11,881	1,313.9	108.0
Government grants and other revenue	2,220	4,481	4,840	101.8	8.0
Total revenues	€7,424	€22,622	€37,569	204.7	66.1

Our total revenues increased by 66.1% in 2005 compared with 2004, and increased by 204.7% in 2004 compared with 2003. In 2005, the increase in total revenues compared to 2004 is primarily due to an increase in license revenues from new and existing contracts, and realization of contractual milestones of €8,419 or 67.7%, an increase in service fees for collaboration agreements of €6,169 or 108.0%, and an increase in government grants and other revenues of €359 or 8.0%. The increase in 2004 compared to 2003 was primarily due to an increase in license revenues of €7,629 or 158.9%. The increase in license revenue was principally due to an increase in license revenues from new and existing license arrangements. In 2005, we recognized revenue of €4,754 from 15 new PER.C6 license arrangements versus €3,886 from twenty new PER.C6 license arrangements in 2004. Also, a significant initial license fee from an arrangement we entered into with sanofi pasteur in 2003 was not immediately recognized as revenue, but was deferred and is being recognized as revenue over three years, the period of our expected continuing involvement. In 2005 we  recognized €4,200 as revenues relating to this arrangement.

Revenues generated from government grants and other revenue increased 8.0% in 2005 to €4,840 after an increase of 101.8% in 2004. The increase in 2005 is primarily a result of additional subsidies that were granted by the Dutch government and additional revenues recognized in connection with our production facility. The increase in 2004 was a result of a similar development. Total fees recognized as revenues in connection with our production facility in 2005 and 2004 were €702 and €1,040, respectively.

In the past, we have experienced significant fluctuations in quarterly revenues and expect to continue to experience such fluctuations in the future.

Costs and Expenses

The following table shows our costs and expenses for each of the years in the three-year period ended December 31, 2005, and the percentage change between these periods.

	Year ended December 31,			% change	% change
	2003	2004	2005	2003-2004	2004-2005
Cost of service fees	€399	€5,644	€7,156	1,314.5	26.8
Research and development(1)	22,858	21,412	32,751	(6.3)	53.0
Selling, general and administrative(2)	9,329	16,326	13,918	75.0	(14.7)
Developed technology amortization	1,330	1,966	1,470	47.8	(25.2)
Total costs and expenses	€33,916	€45,348	€55,295	33.7	21.9

(1)          Research and development expenses for the year ended 2005, 2004 and 2003 respectively include stock options expense amounting to €1,279,  €944 and €973, respectively.

(2)          Selling, general and administrative expenses for the year ended 2005, 2004 and 2003 respectively include stock options expense amounting to €1,421,  €1,622 and €1,723, respectively.

Cost of Service Fees.   Costs of service fees comprise direct labor, materials, and overhead costs related to work performed under various collaboration agreements. These costs increased year over year, as the number of activities performed under the various collaboration agreements increased as well.

Research and Development Expenses.   In 2005, research and development expense, represented 59.2% of our total costs and expenses, compared to 47.2% in 2004. We expect that research and development expenses will continue to be a significant portion of our overall expenses, primarily to support development of our technology platforms and research on potential products based on these platforms. Research and development expenses consist primarily of salaries and other personnel-related expenses for research and development personnel, including employee stock option expenses, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible assets related to research and development, and lease expenses. Research and development expenses also include fees we pay to third parties who conduct research on our behalf.

Research and development expenses increased by 53.0% in 2005 compared to 2004 after a decrease of 6.3% in 2004 compared with 2003. The increase in 2005 was due to a significant increase in R&D staffing levels, reflecting the scaling up of our core activity. The decrease in 2004 was due to an increase in the allocation of research and development-related expenses to cost of service fees. The number of research and development employees increased from 169 at the end of 2004 to 240 at the end of 2005.

Selling, General and Administrative Expenses.   Selling, general and administrative expenses consist primarily of salaries and other personnel-related expenses, including employee stock option expenses, for personnel in the area of finance, human resources, business development, investor relations, legal and general management, costs of professional services (such as financial, legal, and accounting) and lease expenses.

In 2005, selling, general and administrative expenses were €13,918, a decrease of 14.7% compared to €16,326 in 2004. This decrease was primarily driven by warrants and non-employee stock options that vested in 2004, thereby decreasing such expenses in 2005.

Selling, general and administrative expenses increased by 75.0% in 2004 compared with 2003. The increase in 2004 was primarily driven by increases in non-cash expenses of €4,800. Non-cash expenses consisted of a €3,100 increase in non-employee stock option and warrant expenses as a result of share price increases, and a €1,700 non-cash increase in compensation expense. These are related to a one-time, non-cash reduction of compensation expenses in 2003 in connection with changes to an employee option plan, discussed below. The remaining increase in selling, general and administrative expenses was mainly due to increases in insurance premiums, advisory costs and compensation expenses over the year.

In addition to employee salaries, our compensation program includes the issuance of options to employees as a means of attracting and retaining talented personnel. As described in Note 8 to our financial statements, our stock option plan provides for the issuance of stock options with an exercise price that equals or exceeds the fair value of our ordinary shares on the date of grant. Under the terms of a cash bonus plan, in connection with the award of certain options in the past, if an employee maintains continuous employment with us for a period of four to five years and exercises the option in the last month of the option term, the employee receives a cash bonus. We recognize compensation expense ratably during the employment period required under the cash bonus plan.

In January 2003, the supervisory board approved a stock option plan whereby employees previously awarded options with an exercise price of €21.00 were able to exchange such options for an equal number of new options with an exercise price of €3.49. In conjunction with the replacement of these options, participating employees forfeited their right to receive the cash bonus related to the €21.00 option award. Accordingly, we recorded a reduction to compensation expense of €2,300 related to the forfeited cash bonus awards. This reduction to compensation expense is one-time, non-cash charge and is not indicative of operational changes that will benefit future periods.

In April 2004, the supervisory board approved a stock option plan whereby employees and supervisory board members are granted options with an exercise price 126% greater than the average closing stock price of the Company on the three days preceding the option grant date and have a five year life. The options are subject to profit retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to us decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to us if the employee terminates employment prior to the end of the three-year period.

In December 2004, the supervisory board approved a new option plan for 2005 providing for the grant of stock options to employees other than management committee members (see Item 6 “Management Committee”) for a maximum of 1% of issued ordinary shares per year with a maximum of 15% of the option pool. Options granted under this stock option plan are exercisable when the options have vested. Granted options vest straight line over a period of 4 years. Compensation costs are recognized in accordance with the accelerated method. The options expire 5 years after date of grant. Upon termination of employment with the Company, options must be exercised within 90 days. Options granted under the stock option plan are granted at exercise prices, which equal the fair value of the Company’s ordinary shares at the date of grant.

Developed Technology Amortization.   Amortization of developed technology was €1,470 and €1,966 in 2005 and 2004, respectively. The amortization relates to developed technology acquired in 2004 and acquired in connection with a business combination in June 2000. The decrease compared to 2004 is caused by the fact that the developed technology acquired in 2000 was fully amortized as of June 30, 2005. The increase of amortization expense in 2004 compared to 2003 is caused by additional amortization expense relating to the technology acquired in March 2004. We amortize the developed technology using the straight-line method over a 5-year period. The carrying value per December 31, 2005 of €2,577 fully represents the developed technology acquired in 2004.

Interest Income

The following table shows our net interest income for each of the years in the three-year period ended December 31, 2005, and the percentage change between these periods.

	Year ended December 31,			% change	% change
	2003	2004	2005	2003-2004	2004-2005
Interest income, net	€2,143	€1,503	€1,966	(29.9)%	30.8%

Net interest income increased 30.8% in 2005 compared with 2004 and decreased 29.9% in 2004 compared with 2003. The increase in 2005 is primarily due to the increase in cash and cash equivalents, as a result of the private share placement in May 2005, which generated €50,100. The decrease in 2003 was primarily the result of lower average interest yields on available cash balances and lower cash balances due to the funding of operations.

Interest expenses relating to capital lease contracts, entered into in the Netherlands, are included in the foregoing. Those expenses amounted to €212 in 2004 and €132 in 2005.

Liquidity and Capital Resources

As of December 31, 2005, we had €111,734 in cash and cash equivalents.

To date, we have financed our operations primarily through equity issuances (including exercises under stock-based compensation plans). Since our initial public offering in 2000, which generated net proceeds of €128,003, proceeds from equity issuances amounted to €60,684, including €57,535 in 2005. €50,100 of the 2005 proceeds are related to the private share placement in May, while the remainder is related to stock option exercises. In 2005, 2004 and 2003, we received proceeds of nil, €741 and €1,258, respectively, from sale and leaseback transactions.

We made capital investments in property, plant and equipment of €3,448 in 2003, €2,114 in 2004 and €10,366 in 2005. The 2005 investments are mainly related to the new GMP production facility. To finance the construction of the new production facility, we entered into a mortgage loan agreement for a maximum amount of €17,091. As of December 31, 2005 we have drawn a total of €8,982 and in January 2006 received reimbursement for construction costs under the loan, amounting to €6,771 incurred prior to December 31,

2005. The loan has a 15-year term and bears interest at 4.55 percent for the first five years, after which time the rates will be renegotiated. The loan is secured by the land and building, and a compensating balance arrangement with a bank in the amount of €10,000. For the first year, interest is accrued to the loan and no payments of principal or interest are required. The loan will be repaid through monthly payments over 15 years, starting January 1, 2007, with a balloon repayment of € 10,000 after 15 years.

In 2004 we acquired the outstanding capital stock of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam, the Netherlands. The acquisition has been accounted for as an acquisition of developed technology. We paid €4,017 in cash and entered into a contingent payment agreement that could require us to make an additional payment of €7,000 upon our receipt of revenues generated from the STAR technology. After the payments of the contingent consideration, we will pay a royalty on revenues generated from the STAR technology through the date the STAR technology patent expires.

Our cash flow from financing activities increased from €905 in 2003 to €1,456 in 2004 and increased to €65,335 in 2005. The increase in 2004 was primarily due to the increase in proceeds from  issuances of ordinary shares as a result of stock option exercises. The increase in 2005 was primarily a result of proceeds from the private placement of ordinary shares in May 2005, and the issuance of ordinary shares in relation to the exercise of employee stock options.

The year 2006 will be marked by the integration of Crucell and Berna Biotech. We have a strong cash position, which we believe makes it possible to continue financing important development programs. We intend to make investments in maintenance and process improvement of our existing production facilities. Our need for a pilot plant to produce preclinical and clinical materials without having to resort to relatively expensive outsourcing did not diminish as a consequence of the Berna acquisition, thus in 2006 we began construction of a BSL level 3 cGMP plant at Leiden. The facilities should be ready for occupation in spring 2007. We expect to invest a total of approximately €30 million in the plant which we expect to finance by a combination of a mortgage loan and an equipment lease. We may use a portion of our cash to acquire or invest in complementary businesses, products or technologies, or to license-in the right to use complementary technologies. We believe our current cash balances and operating revenues will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 24 months. However, it is possible that we will seek additional financing within this timeframe. We may raise additional funds through public or private financing, strategic alliances or other arrangements. We may not be able to raise additional funding. Further, any additional equity financing will be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed will harm our business and operating results.

Taxation

We have to date incurred net losses and, accordingly, have not paid corporate income taxes. The maximum corporate income tax rate in The Netherlands for the year 2005 is 31.5%. We have recorded a valuation allowance equal to 100% of the value of our tax loss carry forwards. At the end of 2005, the Netherlands government enacted a tax rate reduction. As a result of this change in law, the Netherlands maximum statutory tax rate will be reduced to 29.6% in 2006 and 29.1% in 2007. Furthermore the Netherlands government intends to reduce the maximum statutory tax rate to 26.9% as of 2007. No certainty exists whether the intentions of the Netherlands government will be executed.

Tax losses can be carried forward indefinitely and set off against future taxable profits. However, on January 1, 2001, a bill was enacted in the Netherlands that may limit the ability to set off tax losses against future profits when the beneficial ownership of a company changes. This law could limit our ability to realize the benefits of our tax loss carry forwards in the future. Further, the Netherlands government has announced it intends to abolish the ability to offset tax losses carried forward in time indefinitely. The exact intentions are not yet clear. No certainty exists whether these intentions indeed will be executed. We had tax loss carry forwards of €103,714, €85,766, and €68,802 at December 31, 2005, December 31, 2004 and December 31, 2003, respectively.

Research and Development

Our research and development spending totaled €32,751, €21,412 and €22,858 for the years 2005, 2004 and 2003, respectively. For a description of our research and development practices and policies, see “Item 4. Information on the Company—Research and Development.”

Trend Information

Please see “Operating Results” and “Item 4. Information on the Company” for trend information.

Off-Balance Sheet Arrangements

As of December 31, 2005 we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

Future minimum payments for all contractual obligations for years subsequent to December 31, 2005 are as follows:

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating leases	8,640	1,847	3,038	3,654	101
Capital leases, short term	898	898	—	—	—
Research, license and other	3,733	2,115	1,618	—	—
Other long-term liabilities agreements
Long term portion of capital leases	398	—	398	—	—
Long term debt(1)	17,091	—	1,060	1,214	14,817
Total	€30,760	€4,860	€6,114	€4,868	€14,918

(1)   Long term debt includes scheduled principal payments representing the outstanding balance at December 31, 2005 and additional borrowings anticipated by the Company to be used in completing construction of a new production facility.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123 (R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 (R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our consolidated statement of operations. During 2005 the SEC issued new rules that allows companies to implement SFAS No. 123 (R) as of the beginning of the first annual reporting period that begins after June 15, 2005. We will adopt SFAS 123 (R) as of January 1, 2006. The adoption of SFAS 123 (R) will not have an impact on the statement of operations for stock options granted and the related expense to be recorded related thereto prior to adoption and we do not believe the adoption of SFAS 123 (R) will result in significant differences in valuing and expensing stock options as compared to its current policies.

In June 2005 the Emerging Issue Task Force of the FASB issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased Lease Inception or Acquired in a Business Combination”. On September 15, 2005 the Emerging Issue Task Force reached consensus on how to amortize leasehold improvements that are placed in service significantly after and not contemplated at the beginning of the lease term. Leasehold improvements acquired in reporting periods beginning after June 29, 2005 should be amortized over the shorter of the useful life of the asset or a term that includes required lease periods and renewals that are deemed to be reasonably assured. The adoption of EITF 05-6 will not have a significant impact on our financial statements.

Item 6.                        Directors, Senior Management and Employees

Directors, Senior Management and Board Practices

We have a two-tier board structure consisting of a management board (raad van bestuur), which manages our business, and a supervisory board (raad van commissarissen), which supervises and advises our management board.

At the annual general meeting of shareholders in 2005, our shareholders approved the amendment of our articles of association. Most of the amendments to the articles of association are necessary to eliminate the priority shares, references to priority shares and the rights of the holders of priority shares or have to do with the authority to resolve to issue shares or limit or exclude pre-emptive rights. For more information on our articles of association see Item 10—“Memorandum and Articles of Association.”

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

The members of our supervisory board are appointed for terms ending on the date of the first annual meeting of shareholders that is held four years after the date of their appointment. They may be reappointed for two consecutive terms of four years. Our supervisory board nominates its members. To be binding, there must be at least two nominees for each vacancy on the supervisory board. The general meeting can override these binding nominations by a vote of an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. If the supervisory board does not make any nominations within three months after the vacancy has occurred, our general meeting of shareholders can fill supervisory board vacancies. If the supervisory board made a non binding nomination, then an appointment in deviation with the nomination is only possible by a resolution of the general meeting of shareholders taken by an absolute majority of the votes cast, representing at least one third of our issued capital. The supervisory board members retire according to a rotation plan that the supervisory board establishes.

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

A supervisory board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital if the resolution to suspend or dismiss a supervisory board member is not proposed by our supervisory board. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director, terminate the suspension or extend it. The total suspension may not exceed three months.

The general meeting of shareholders determines the supervisory board members’ compensation. In contrast to the provisions of the Dutch corporate governance code, until the end of our 2004 fiscal year we paid our supervisory board members in options on our ordinary shares as well as cash, and as of the beginning of our 2005 fiscal year in ordinary shares and cash, or cash only, at the member’s discretion and reimburse them for their expenses. See “Remuneration of the Management Board and Supervisory Board.”

The business address of each supervisory board member is the address of our principal executive office in Leiden, The Netherlands. As of May 31, 2006 our supervisory board members held an aggregate of 280,610 of our ordinary shares. See “Share Ownership.”

The following table sets forth the name, age and position of each of the members of our supervisory board:

Pieter Strijkert retired and stepped down as chairman and member of the Supervisory Board on June 2, 2006 and was succeeded by Jan Oosterveld.

Name	Age	Position	Service period according to rotation scheme
Pieter Strijkert	70	Chairman	2009
Jan Oosterveld	62	Member	2008
Phillip Satow	64	Member	2009
Claes Wilhelmsson	67	Member	2007
Seán Lance	58	Member	2007
Arnold Hoevenaars	57	Member	2009
Dominik Koechlin	46	Member	2010
Jürg Witmer	57	Member	2010
Claude Thomann	54	Member	2010

Mr. Hoevenaars was appointed by the annual meeting of shareholders held in June 2005.

At the extraordinary general meeting of shareholders, scheduled in relation to the exchange offer for the Berna Biotech shares, held on January 10, 2006, the proposal to appoint 3 new members of the supervisory board, upon the Exchange Offer becoming or being declared unconditional, was adopted. Subsequent to the declaration in February 2006 that the Exchange Offer was unconditional, Mr. Koechlin, Mr. Witmer and Mr. Thomann, all former members of the supervisory board of Berna Biotech, joined our supervisory board.

Mr. Domenico Valerio, who was our president, chief executive officer and chairman of our management board from June, 2000 until January 2004, was appointed a member of our supervisory board, effective January 1, 2005, at our annual meeting of shareholders in June 2004. In January 2005, Mr. Valerio and we agreed that he would not serve as a member of our supervisory board, but would continue to serve us in an advisory role with an emphasis on investor and public relations.

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

Jan Oosterveld retired from Royal Philips Electronics N.V. on April 1, 2004, after an international career of 32 years. He was responsible for Corporate Strategy, Corporate Alliances and the joint ventures with LGE on Cathode Ray Tubes (CRT’s) and Liquid Cristal Displays (LCD’s). In the latter responsibility he was the Chairman of the Board of LG. Philips Ltd, which went public in April 2004 and Vice-Chairman of the Board of LG. Philips Displays BV. He was also the CEO of Philips Asia Pacific. He graduated as a Mechanical Engineer from the Technical University Eindhoven, and holds an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona. He was appointed Professor at IESE in 2003. Mr. Oosterveld has served as a member of our supervisory board since May 2004. He was appointed as member during the annual general meeting of shareholders on June 3, 2004. He is also a member of the Board of Barco, Kortrijk, Belgium, Atos Origin, Paris, France, Cookson Electronics Group, London, UK and Continental, Hannover, Germany.

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

Claes Wilhelmsson has served as a member of our supervisory board since May 2003. He was previously the Executive Director of research and development of AstraZeneca PLC from 1999 to July 2002, where he was responsible for AstraZeneca’s global R&D. He joined Astra in 1985 and held various positions until the company merged with Zeneca in 1999. Prior to working for Astra, he was a lecturer and researcher at the University of Göteborg in Sweden, where he also completed his medical education and PhD. He currently serves on the boards of a number of biotechnology and start-up companies. Dr. Wilhelmsson previously served on the board of AstraZeneca PLC.

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

Arnold Hoevenaars has served as a member of our supervisory board since June 2005 and has been attending our supervisory board meetings as an observer since July 2004. Mr. Hoevenaars is a chartered accountant in the Netherlands, and his previous positions include, among others, Chairman of the Management Board of the Achmea Group, Chairman of the Board of Directors and Chairman/CEO of the Executive Board of Eureko B.V. and member of the Management Board and Chief Financial Officer of Royal Boskalis Westminster N.V.

Dominik Koechlin has served as a member of our Supervisory Board since February 2006 upon settlement of Crucell’s exchange offer for Berna Biotech AG, where he was a member of the Board of Directors. His career began in 1986 as a financial analyst at Bank Sarasin & Cie in Basel. In 1990 he was a founding partner of Ellipson AG, a consultancy specialized in strategy, corporate finance and sustainability. In 1996 he became a member of the executive board of Telecom PTT, now known as Swisscom AG. In 1999 he took over responsibility for all of Swisscom’s international participations. He has served on the boards of Debitel AG (Stuttgart), Bluewin AG, Swisscom USA and was chairman of the board of UTA (Vienna) and a member of the supervisory board of Cesky Telecom (Prague). He is currently a member of the supervisory boards and audit committees of LGT Bank (Liechtenstein), EGL AG and Swissmetal AG, and a board member at SAM, M2 and Corris AG. Expiry of Term: 2010

Jürg Witmer has served as a member of our Supervisory Board since February 2006 upon settlement of Crucell’s exchange offer for Berna Biotech AG, where he was a member of the Board of Directors. Dr Witmer started his professional career in 1978 as legal counsel of Hoffmann-La Roche AG in Basel. In 1982 he was appointed as personal assistant to the CEO of the Roche Group and in 1984 became Regional Manager of Roche Far East, based in Hong Kong. He was promoted to General Manager in 1988 before returning to Switzerland as head of Corporate Communications and Public Affairs at Roche. In 1994 he took over as General Manager of Roche’s operations in Austria and parts of Eastern Europe, before becoming CEO at Givaudan Group in Geneva. In this function he lead the spin-off of Givaudan from the Roche Group and its Swiss stock exchange listing. In April 2005 he took over the chair of the Board of Directors of Givaudan. Dr Witmer is also a member of the Board of Directors of Bank Sal. Oppenheim Jr. & Cie (Schweiz) AG.

Claude Thomann has served as a member of our Supervisory Board since February 2006 upon settlement of Crucell’s exchange offer for Berna Biotech AG, where he was a member of the Board of Directors. He began his career as a lawyer in 1979 at the Kellerhals firm in Berne where he became a partner in 1985 and managing partner from 1989 to 2000. He is a member of the Board of Directors of Securitas AG (Bern), Keymile Holding AG (Freienbach SZ), Keymile AG (Bern) and Bonotec AG (Konolfingen BE) and Chairman of the Medicinal-Cluster Berne and of the Compensation Fund of the Bernese Entrepreneurs. Dr Thomann is also managing director of various employers’ associations and legal advisor to the Swiss Cancer League and the Swiss Institute for Applied Cancer Research.

Remuneration Committee

Our supervisory board has established a remuneration committee. The remuneration committee determines our policy on remuneration of all members of our management board and management committee. See “Remuneration of the Management Board and Supervisory Board—Remuneration Policy”. The members of our remuneration committee are Phillip Satow (Chairman), Pieter Strijkert, Claes Wilhelmsson and Jan Oosterveld.

Audit Committee

Our supervisory board has established an audit committee. The audit committee consists of three supervisory board members who are independent within the meaning of the Nasdaq listing rules. This committee is responsible for, among other things, reviewing our annual and interim reports and accounts and monitoring our auditors’ involvement in that process. The ultimate responsibility for reviewing our annual and interim accounts lies with our supervisory board. The members of our audit committee are Arnold Hoevenaars (Chairman), Seán Lance and Dominik Koechlin.

Nomination Committee

Our supervisory board has established a nomination committee. The nomination committee consists of all supervisory board members. This committee (a) draws up selection criteria and appointment procedures for members of the supervisory board and the management board, (b) periodically assesses the size and composition of the supervisory board and the management board and makes a proposal for a composition profile of the supervisory board, (c) periodically assesses the functioning of individual members of the supervisory board and the management board, and reports on this to the supervisory board and (d) supervises the policy of the management board on the selection criteria and appointment procedures for senior management. The committee also makes proposals for appointments of management board members to the supervisory board and for appointments of supervisory board members to the supervisory board.

Scientific Committee

Our supervisory board has established a scientific committee. The scientific committee consists of one supervisory board member who is independent within the meaning of the Nasdaq listing rules. This committee is responsible for, among other things, reviewing progress in our research and development activities. The chairman and sole member of our scientific committee is Claes Wilhelmsson.

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

Our supervisory board determines the size of our management board after consultation with our chief executive officer. Our general meeting of shareholders appoints the members of our management board from nominations made by our supervisory board. To be binding, there must be at least two nominees for each vacancy on our management board. The general meeting of shareholders can override these binding nominations by a vote of an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. If our supervisory board does not nominate anyone for a specific position within three months after the vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes. If the supervisory board makes a non-binding nomination, then an appointment contrary to the nomination is only possible by a resolution of the general meeting of shareholders taken by an absolute majority of the votes cast, representing at least one third of our issued capital.

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

A management board member can be suspended or dismissed and a suspension can be lifted by a resolution of an absolute majority of the votes cast at a shareholders meeting. This vote must represent more than one third of the issued share capital if the resolution to suspend or dismiss a management board member is not proposed by our supervisory board. Our supervisory board may also suspend (but not dismiss) a member of our management board. We must hold a general meeting of shareholders within three months after a suspension to either terminate or extend it. The total suspension may not exceed three months.

Our supervisory board determines the compensation and benefits of the members of our management board, on a proposal by the remuneration committee, within the scope of the remuneration policy adopted by the general meeting of shareholders. The business address of the members of our management board is the same as the address of our principal executive office in Leiden, The Netherlands.

The name, age and position of the members of our management board are:

Name	Age	Position
Ronald H.P. Brus	42	Chairman of the management board, president and chief executive officer
Jaap Goudsmit	54	Chief scientific officer
Leonard Kruimer	47	Chief financial officer

Leonard Kruimer, our chief financial officer, joined the management board as of January 1, 2005.

Management Board Service Contracts

The contracts for the management board members have been entered into for an indefinite period and provide for a notice period of up to six months upon termination by the Company and a notice period of three months upon termination by the individual. A dismissal arising from an unwanted change of control will result in a severance arrangement limited to two years’ worth of base salaries for the management board members.

The contracts of the management board members contain non-compete provisions that would apply for a period of one year after the end of their employment with us.

Management committee

We have a management committee that advises the management board on strategic, general managerial and executive matters and assists the management board in implementing these matters. The management board determines the number of members of the management committee. Members of the management committee are appointed and dismissed by the management board, with the approval of our supervisory board. The management committee generally meets once a month, and works closely with other members of our management team. Our management board may establish rules governing its relationship with our management committee. Our supervisory board must approve the adoption of and any changes to these rules.

As a result of the acquisition of Berna Biotech AG, K. Sommer and S. Rothen joined our management committee in March 2006. The following table sets forth the name, age and position of each of the members of our new management committee:

Name	Age	Position
Ronald H.P. Brus	42	Chairman of management board, president and chief executive officer
Jaap Goudsmit	54	Chief scientific officer
Leonard Kruimer	47	Chief financial officer
Simon Rothen	43	Chief operation officer
Kuno Sommer	49	Chief business officer
René K. Beukema	42	General counsel and corporate secretary
John Lambert	53	Executive vice president

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

Jaap Goudsmit is a member of the management board since January 26, 2004. He was our Senior Vice President Vaccine Research from September 2001 until July 2002 and member of our management committee from July 2002 as Executive Vice President Vaccine R&D. In September 2002 he was appointed Chief Scientific Officer and head of Research and Development. He chaired the Academic Medical Center of the University of Amsterdam the Research Institute for Infectious Diseases and the Institute for Science Education. He was the founding chair of the Scientific Advisory Committee of the International AIDS Vaccine Initiative (IAVI) and the founding co-chair of the European Vaccine Effort against HIV/AIDS (EuroVac). Since 1989 he has been a professor at the University of Amsterdam and the Academic Medical Center. He holds a medical degree (MD) and a PhD from the University of Amsterdam and is a board certified medical microbiologist.

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

Simon Rothen, served as chief operations officer of Berna Biotech since 2004. He joined Berna Biotech in 1998 where he fulfilled several positions in production, quality, IT/IS, supply chain and operations. He studied at and worked for Novartis biotechnology at ETH Zurich where he earned his Ph.D. in bioprocess engineering in 1997, before joining Berna Biotech Pharma Biotechnology Development & Production (Technical Cell Biology).

Kuno Sommer was chief executive officer of Berna Biotech from 2000 until 2006. He studied economic science at Basel University and earned a doctorate in political science. Before 1990, he held various positions with Roche AG Vitamin Marketing. From 1990 to 1994, he served as Head of the North American branch of the Roche animal feed and health division. From 1995 he served as manager of Roche global marketing for the vitamin and speciality chemicals division in Basel. Mr. Sommer was CEO of Givaudan-Roure in Geneva and member of the executive committee of Roche AG in 1998/99.

René K. Beukema has been our general counsel and corporate secretary since our incorporation. He held the same position at IntroGene from 1999 to 2000. From 1994 to 1999 Mr. Beukema was Senior Legal Counsel for GE Capital/TIP Europe. From 1991 to 1994, he was legal counsel for TNT Express Worldwide N.V. He has a Masters in Law from the University of Amsterdam.

John Lambert holds, through his own organization, J G Solutions Ltd, the post of executive vice-president of Crucell , and is responsible for strategy development. Prior to this he was Vice President and Officer of Chiron and President of Chiron Vaccines between March 2001 and February 2005. Before joining Chiron, he provided consulting and coaching at the chief executive level to organizations both in the United Kingdom and internationally. From 1998 to 2000, Mr. Lambert was the President of Aventis Pasteur MSD, based in Lyon, France, where he headed the vaccines venture formed between Pasteur Mérieux Connaught (now Sanofi Pasteur) and Merck & Co. following four years as that company’s Vice President of Operations. From 1987 to 1994, he held various positions with the Pasteur Mérieux Connaught Group, in increasing levels of responsibility, starting off as Managing Director, Mérieux UK Ltd.

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

The remuneration committee advises on policies and reviews and determines objectives relevant to the compensation of the members of the management board and members of the management committee. Remuneration consists of a fixed salary portion and a variable bonus portion that is linked to our overall performance and the achievement of set objectives. The remuneration committee evaluates the performance of members of the management board and management committee in view of those objectives and advises on the fixed and variable compensation of members of the management board and the management committee. In advising on short and long term incentive compensation for members of the management board and management committee, the remuneration committee considers among other factors our financial and commercial performance, scientific performance and progress, and the accrual of our value. External compensation survey data available for the biotechnology industry are also used as another factor to benchmark the compensation levels. It is the aim of the remuneration committee to position the remuneration packages for members of the management board and management committee at competitive levels. The bonus paid to the management board is paid in connection with achievement of certain objectives set by the supervisory board.

The remuneration committee has advised the supervisory board and the supervisory board has reviewed the remuneration policy and structure for the management board during 2004 in light of the Dutch corporate governance code and market competitiveness. At the annual general meeting of shareholders in 2005, our shareholders approved this remuneration policy. The remuneration policy for 2005 and consecutive years is based on four key principles:

•       in 2005, overall remuneration levels need to be sufficient to attract, retain and motivate top management given the dynamic business environment in which we compete for talent;

•       base salaries should be broadly in line with average market levels, whereas short- and long-term incentive levels should reflect an upside potential in case of outstanding performance;

•       to enhance the effectiveness of the short-term incentive, clearly measurable and challenging targets are set, which reflect our strategic focus in the short-term; and

•       the long-term incentive plan should ensure a focus on longer-term strategic performance targets, which aim for shareholder alignment and motivation and retention of qualified executives.

Remuneration structure 2005.   The balance in fixed and variable pay for at target performance for the CEO amounts to 47% fixed and 53% variable compensation. For the other two management board members, the balance equals 56% fixed and 44% variable compensation.

Base Salary.   In 2005, base salary levels of the management board have been increased by 2% in order to account for an inflation correction. Each consecutive year the supervisory board considers whether base salary levels should be adjusted by taking account of our external and internal business environment.

Short-term incentive.   At the annual general meeting of shareholders in 2005, our shareholders approved the short-term share-based incentive plans.

During 2004, our short-term incentive plan was revised in light of our short-term strategic focus and the Dutch corporate governance code. The short-term incentive plan to be used in 2005 was therefore retroactively applied in 2004. The short-term incentive is linked to the achievement of predetermined collective milestones in combination with a budget hurdle and individual milestones. The collective milestones are based on pre-determined annual milestones for research, development, business development, finance, intellectual property and corporate legal affairs. The specific details of the milestones are not disclosed as these qualify as commercially sensitive information. All predetermined collective milestones are contingent upon achievement of our annual pre-determined cash burn rate, which we define as the amount of net cash spent as a result of our operations.

In addition, part of the short-term incentive award is based on individual milestones, assessed on the basis of predefined measurable milestones set for each executive. These milestones depend on the specific responsibilities of the individual and are approved by our supervisory board. All milestones linked to the short-term incentive plan are revised annually and approved by our supervisory board to ensure that they remain challenging but realistic.

The table below shows the relative weight of the collective and individual milestones:

Management Board	Collective milestones	Individual milestones
CEO, CFO, CSO	70%	30%

The target bonus of the CEO amounts to 75% of base salary and for the chief financial officer and chief scientific officer a target bonus of 50% of base salary is applicable. In the event performance exceeds expectations to a considerable extent, up to 125% of the target bonus could be rewarded as a maximum bonus.

The bonus is payable in restricted shares or cash, optional to the participant. Our management board members are encouraged to opt for restricted shares to maximize alignment of shareholders’ interest. Therefore when opted for cash, a penalty of up to 25% reduction will be applied.

Long-term incentive.   At the annual general meeting of shareholders in 2005, our shareholders approved the long-term share-based incentive plans.

As part of the overall review of the remuneration policy and our structure, the Remuneration Committee analyzed the long-term incentive plan during 2004. The analysis assessed whether the vehicle used (stock options) sufficiently supported our long-term strategic objectives. As a result of this study, the remuneration committee recommended our supervisory board replace award of stock options with award of performance shares.

Target long-term incentive levels amount to 40% of base salary for the CEO and 30% for the chief scientific officer and the chief financial officer. When achieving maximum performance, a maximum of 200% of the target award can be awarded. Overall, no vesting takes place for below median performance.

The performance shares will be conditionally granted and vest if pre-set performance targets have been met at the end of a three-year performance period. The performance targets are based on a combination of absolute share price growth on the stock markets, and our Total Shareholder Return (“TSR”). TSR reflects the return received by a shareholder, taking into account both the change in share price and dividends received, while assuming dividends are re-invested in us.

The absolute share price growth serves as a hurdle which must be overcome to qualify for any possible vesting of the shares. After the share price hurdle is met, the TSR performance measurement is twofold: relative to a peer group consisting of 26 constituents of the Goldman Sachs European Biotech Index and relative to the NASDAQ Biotech Index. Fifty percent of the conditionally awarded shares vest subject to our ranking within the Goldman Sachs European Biotech Index on the date of vesting. The table below shows the vesting scheme:

Goldman Sachs European Biotech Index Vesting Scheme

Ranking	Vesting as % of 50% of target award
1	200%
2	183%
3	167%
4	150%
5	133%
6	117%
7	100%
8	89%
9	79%
10	68%
11	57%
12	46%
13	36%
14	25%
15–27	0%

Pension.   At the beginning of our 2005 fiscal year a new pension plan for our management board was introduced. The new plan is still a defined contribution plan, with a pensionable age of 65 years. Both the employer and the employee contribution are adjusted with regard to the fiscal requirements. The employee contribution is set at 7% of the pensionable salary (base pay minus an offset). The table below outlines the annual contribution rates, including the employee contribution. The risk premium for the survivor’s pension will be financed separately by the employer.

Total contribution rates of our Board members

Age	Contribution rate
25 to 30	8.4%
30 to 35	10.2%
35 to 40	12.5%
40 to 45	15.2%
45 to 50	18.7%
50 to 55	23.0%
55 to 60	28.6%
60 to 65	36.1%

Management Board

The total remuneration and related costs of the members of the management board over the past three years, excluding stock options, is as follows:

	Year ended December 31,
	2005	2004	2003
Salaries	€874	€598	€356
Bonuses	1,058	494	—
Pension costs(1)	189	215	91
Severance costs(2)	—	454	—
Totals	€2,121	€1,761	€447

(1)          Pension costs include disability insurance costs.

(2)          In connection with his stepping down as our chief executive officer, president and chairman of our management board, we agreed to pay Mr. Valerio an amount equal to €454 in severance and up to €19 as partial compensation for advisory costs. On January 26, 2004, we also entered into an advisory agreement with Mr. Valerio under which he received an advisory fee totaling €227 through the end of 2004.

The remuneration of the individual members of our management board during 2005, excluding stock options, was as follows:

	Base salary	Bonus	Other Benefits(1)	Total
Ronald H.P. Brus	€321	€505	€36	€862
Jaap Goudsmit	313	308	162	783
Leon Kruimer	240	245	49	534
Totals	€874	€1,058	€247	€2,179

(1)          “Other benefits” include pensions, company cars, social security costs and disability insurance.

For details regarding share and option ownership by our management board members, see “Share and Option Ownership.”

Pension, retirement and similar arrangements for our management board members consist of a defined contribution plan, and we do not have further pension obligations beyond the annual premium contribution.

Supervisory Board

Beginning in 2005, compensation of all Supervisory Board members consists of a fixed fee in cash and an annual share grant. The fixed fee in cash amounts to €25 per Supervisory Board member. The Chairman will receive a fixed fee of €40. The annual share grant awarded to each member of the Supervisory Board, including the Chairman, shall equal 2,500 ordinary shares. This amount will be revised on a tri-annual basis. The shares should be held for as long as an individual is a member of the Supervisory Board. Instead of the share grant, a Supervisory Board member may also choose to receive a cash amount equaling the value of 2,500 shares at the date of grant minus 25%. The shares (or cash equivalent minus 25%) shall be awarded in 2006 for the first time, as in December 2004 stock options were awarded to the Supervisory Board with respect to the year 2005. Committee fees and Committee Chairmanship fees are no longer granted. A tax-free expense allowance of €4.9 is awarded annually to the Chairman of the Supervisory Board.

In 2004 the remuneration was based on a fixed amount of €5 per member, an additional payment of €5 for each chairmanship of a committee, and payments based on the actual number of supervisory board meetings attended, as well as an additional payment of €4.9 to cover expenses for the chairman. We reimburse our supervisory board members for their travel and associated expenses incurred in connection with supervisory board meetings. The remuneration for the members of the supervisory board is determined by the general meeting of shareholders.

During 2005 and 2004, the individual members of the supervisory board received the following remuneration, excluding stock options.

	2005	2004
Pieter Strijkert	44.9	24.9
Jan Oosterveld	25.0	22.5
Phillip Satow	25.0	20.0
Claes Wilhelmsson	25.0	20.0
Seán Lance	25.0	22.5
Arnold Hoevenaars(1)	25.0	N/A
Jean Deleage(2)	N/A	5.0
Patrick van Beneden(3)	N/A	5.0
Totals	169.9	119.9

(1)          Arnold Hoevenaars became a member of the supervisory board on June 2, 2005, and has been attending supervisory board meetings as an observer since July 2004.

(2)          Mr. Jean Deleage resigned from the supervisory board in June 2004.

(3)          Mr. Patrick van Beneden resigned from the supervisory board in June 2004.

For details regarding share and option ownership by our supervisory board members, see “Share and Option Ownership.”

Share and Option Ownership

As of December 31, 2004, December 31, 2005 and May 31, 2006, members of our management board and supervisory board held the following options and as of May 31, 2006, the following ordinary shares. Options generally expire in December or January of the relevant year.

Name of holder	Numbers of ordinary shares held as of 31 May, 2006	% of total ordinary shares	Options held as of December 31, 2004	Year of expiration	Exercise price(s)	Granted 2005	Exercised 2005	Forfeited 2005	Options held as of December 31, 2005	Options held as of May 31, 2006
Management board:
Ronald H.P. Brus	134,249	0.23	56,250 75,000 250,000 225,000 90,000 125,000	2005 2005 2009 2011 2011 2011	11.43 7.35 9.40 3.49 2.64 5.94	— — — — — —	56,250 75,000 — — — —	— — — — — —	— — 250,000 225,000 90,000 125,000	— — 250,000 200,000 90,000 125,000
Jaap Goudsmit	116,600	0.20	100,000 100,000 100,000 85,000 60,000 125,000	2005 2006 2006 2009 2011 2011	7.96 5.92 3.66 9.40 2.64 5.94	— — — — — —	100,000 — — — — —	— — — — — —	— 100,000 100,000 85,000 60,000 125,000	— — 100,000 85,000 60,000 125,000
Leon Kruimer	17,952	0.03	26,250 85,000 105,000 125,000	2005 2009 2011 2011	11.43 9.40 3.49 5.94	— — — —	26,250 — — —	— — — —	— 85,000 105,000 125,000	— 85,000 85,000 125,000
Subtotal	268,801	0.46	1,732,500			—	257,500	—	1,475,000	1,330,000
Supervisory board:
Pieter Strijkert	187,688	0.32	79,474 4,500 8,000 10,000 24,000 10,000	2005 2005 2005 2009 2001 2011	0.49 11.43 7.16 11.55 3.49 6.48	— — — — — —	79,474 4,500 8,000 — — —	— — — — — —	— — — 10,000 24,000 10,000	— — — 10,000 24,000 10,000
Jan Oosterveld	4,500	0.01	10,000 10,000	2009 2009	8.81 11.55	— —	— —	— —	10,000 10,000	10,000 10,000
Phillip Satow	58,800	0.16	3,000 7,000 10,000 22,000 10,000	2005 2005 2009 2011 2011	11.43 7.16 11.55 3.49 6.48	— — — — —	3,000 7,000 — — —	— — — — —	— — 10,000 22,000 10,000	— — 10,000 22,000 10,000
Claes Wilhelmsson	2,500	—	10,000 10,000	2009 2011	11.55 6.48	— —	— —	— —	10,000 10,000	10,000 10,000
Seán Lance	—	—	10,000 10,000	2009 2011	11.55 7.86	— —	— —	— —	10,000 10,000	10,000 10,000
Arnold Hoevenaars	2,500	—	5,000 10,000	2009 2009	8.81 11.55	— —	— —	— —	5,000 10,000	5,000 10,000
Jürg Witmer	15,910	0.03	— —	— —	— —	— —	— —	— —	— —	— —
Dominik Koechlin	3,841	0.01	— —	— —	— —	— —	— —	— —	— —	— —
Claude Thomann	4,871	0.01	— —	— —	— —	— —	— —	— —	— —	— —
Subtotal	280,610	0.48	262,974			—	101,974	—	161,000	161,000
Total	549,411	0.94	1,995,474			—	359,474	—	1,636,000	1,491,000

We account for stock-based compensation under the fair value method in accordance with the provisions of Financial Accounting Standards Board Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation. Under SFAS 123, the fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. At December 31, 2005, we had €2,933 of deferred compensation. See note 8 to our financial statements included elsewhere in this annual report.

In December 2004, the supervisory board approved a new option plan for 2005 providing for the grant of stock options to employees other than management committee members (see Item 6 “Management Committee”). Options granted under this stock option plan are exercisable when the options have vested. Granted options vest straight line over a period of 4 years. Compensation costs are recognized in accordance with the accelerated method. The options expire 5 years after date of grant. Upon termination of employment with the Company, options must be exercised within 90 days. Options granted under the stock option plan are granted at exercise prices, which equal the fair value of the Company’s ordinary shares at the date of grant.

In April 2004, the supervisory board approved a new option plan whereby employees and supervisory board members are granted options with an exercise price 126% greater than the average closing stock price of the Company on the three days preceding the option grant date and have a five year life. The options are subject to profit retribution provisions. Such provisions entitle us for a period of three years from issuance to receive a portion of any profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to us if the employee terminates employment prior to the end of the three year period. A total of 963,500 options with an exercise price of €9.40 per share were granted under the new option plan, resulting in deferred compensation of €3,141. Compensation expense is recognized ratably over a period of three years; €1,047 or €1.09 per option per twelve months. As of September 2004, under Dutch law, stock options and share plans need the prior approval of the general meeting of shareholders.

As of May 31, 2006, there were 4,701,750 options (or approximately 8% of our issued share capital) available to be granted to our employees and to our supervisory board members.

Corporate Governance Developments

We continuously monitor and assess applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include those that have been developed in the United States both by the NASDAQ National Market (“Nasdaq”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002, some of which already are applicable and some of which will be applicable to the Company during 2006, and the Dutch corporate governance code (the “Code”), which came into effect as of the financial year starting on or after January 1, 2004. According to Dutch law, a public company should include in its annual report a statement about the compliance with the principles and best practice provisions of the Code that are aimed at the management board or supervisory board. The governmental decree requires that a company states in its annual report if it did not comply with the principles or best practice provisions of the Code, or if it does not have the intention to do so during current or following financial years.

Important principles of the Code are:

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

Exemptions from Certain Nasdaq Corporate Governance Rules

Nasdaq rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We have received from Nasdaq exemptions from certain Nasdaq corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by our company are described below:

•       We are exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. In keeping with Netherlands law and Netherlands generally accepted business practice, our articles of association provide that there are no quorum requirements generally applicable to general meetings of shareholders.

•       We are exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We inform shareholders of meetings in a public notice, but we do not solicit proxies for general meetings of shareholders. Netherlands law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands. In connection with our American Depositary Shares (“ADSs”), the Bank of New York, as depositary under our depositary agreement relating to our ADSs, distributes proxy materials to holders of our ADSs.

•       We are exempt from Nasdaq’s requirements regarding shareholder approval. In keeping with Netherlands law and Netherlands generally accepted business practices, our articles of association do not include a shareholder approval requirement. Our articles of association provide that the general meeting of shareholders may resolve to amend our articles of association, or dissolve, merge or demerge the Company, if our supervisory board first proposes the measure.

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

Employees

As of December 31, 2005, we had 282 full-time equivalents direct and indirect employees, all located in The Netherlands, of whom 240 were engaged in, or directly support, research and development activities, while the remaining 42 were employed in administrative and business development positions. The acquisition of Berna Biotech AG in February 2006 brings the total head count to approximately 900 full time equivalents, spread over The Netherlands, Switzerland, Spain, Italy and Korea.

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

Item 7.                        Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our ordinary shares as of May 31, 2006 by:

•       each shareholder who is known by us to beneficially own (approximately) 5% or more of our outstanding ordinary shares; and

•       our supervisory board members and management board members, each as a group.

Percentage of beneficial ownership is based on an aggregate of 58,907,026 ordinary shares outstanding at May 31, 2006 except as otherwise noted:

	Ordinary Shares Beneficially Owned(1)
Beneficial Owner	Number of Ordinary Shares	Holding (%)
Aviva plc	—	5.02	(2)
A. van Herk B.V.	—	10.3	(3)
FID Growth Company Fund	—	4.93	(4)
Ordinary shares held by the members of our management board as a group	268,801	0.46
Ordinary shares held by our supervisory board members as a group	280,610	0.48

(1)          Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain ordinary shares (if, for example, persons share the power to vote or the power to dispose of the ordinary shares). In addition, a person is deemed to beneficially own ordinary shares if the person has the right to acquire the ordinary shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding ordinary shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of ordinary shares actually outstanding. In addition, filings with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) with respect to shareholdings in public companies do not specify the number of shares held by the filing party.

(2)          Percentage holding is derived from a filing made by Aviva plc. with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) on February 1, 2005. The number of shares held was not filed.

(3)          Percentage holding is derived from a filing made by A. van Herk with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) on January 10, 2006. The number of shares held was not filed.

(4)          Percentage holding is derived from a filing made by FID Growth Company Fund with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) on March 2, 2006. The number of shares held was not filed.

As of May 31, 2006 there were 10,684,766 ADSs, each representing one ordinary share, all of which were held of record by nine registered holders in the United States (including The Depository Trust Company). The number of ADSs at May 31, 2006 represent 18% of our ordinary shares that were issued and outstanding on that date.

To the best of our knowledge, we are not directly or indirectly controlled by any other corporation, foreign government or other entity.

Obligations of Shareholders to Disclose Holdings under Netherlands Law

Current situation

The Netherlands’ Act on Disclosure of Holdings in Listed Companies (the “Major Holdings Act”) applies to any person or entity that, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of The Netherlands that is officially listed on a stock exchange within the European Union (the “EU”). Disclosure is required when, as a result of an acquisition or disposal, the percentage of voting rights or capital interest acquired or disposed of by a person or an entity reaches, exceeds or falls below 5, 10, 25, 50 or 66.67 percent. With respect to us, the Major Holdings Act would require any person or entity whose interest in our voting rights and/or capital reached, exceeded or fell below those percentage interests to notify in writing both us and The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or AFM) immediately after the acquisition or disposal of the triggering interest in our share capital. Upon receipt of the notification, the AFM will disclose the information, as notified, to the public by means of an advertisement in a newspaper distributed throughout The Netherlands.

In addition, the members of our management and supervisory boards are required to immediately notify the AFM of any change in our shares or options they hold or voting rights in respect of these shares. The AFM will disclose this information in a public register on its website. Noncompliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Major Holdings Act, including suspension of the voting rights in respect of such person’s ordinary shares.

New developments

A legislative proposal is pending in the Dutch Parliament, entitled the Act on Disclosure of Voting and Capital Interest in Listed Companies (Wet Melding Zeggenschap en Kapitaalbelang in Effectenuitgevende Instellingen) (the “Act on Disclosure”). The Act on Disclosure is expected to come into force in the course of 2006 and will implement part of the Transparency Directive (2004/109/EC). The proposal currently includes the following material changes with regard to the notification obligations of shareholders in Dutch listed companies:

(a)          once in every calendar year, every holder of a capital interest (in terms of capital or voting rights) of 5% or more must renew its notification to reflect changes in the percentage held in the listed company, including changes as a consequence of changes in the total issued share capital; and

(b)         a shareholder will be required to notify the AFM whenever the percentage of its capital interest (in terms of capital or voting rights) exceeds or falls below the revised threshold of 5%, 10%, 15%, 20%, 25% of our outstanding share capital. A shareholder who holds more than 25% of the voting rights or of our issued capital should notify the AFM upon any acquisition or disposal of voting rights or shares.

Related Party Transactions

Transactions Involving Our Senior Management

The following table describes all loans made to members of our management board and senior management since January 1, 2001. We have not made any loans to any of our supervisory board members. The interest rate on all loans was 4.4% per annum in 2003, 3.5% per annum in 2004, and 3.5% per annum in 2005. We set these interest rates in relation to Dutch income tax law, which changes on an annual basis. These loans become payable at the time shares received on exercise of related options are sold or, if the employee ceases to work for us before this time, immediately. We extended these loans prior to July 30, 2002, the date legislation was passed in the United States, prohibiting the grant of additional loans to company officers, and no loans or our senior management have been extended since that date. The loans to the persons listed below were extended in connection with options granted to them on our ordinary shares, and related taxes.

Name	Largest amount of loan outstanding since January 1, 2001	Amount of loan outstanding at May 31, 2006	Current Interest Rate
Ronald H.P. Brus	€132	€111	3.5%
Jaap Goudsmit	€25	€—	3.5%
René K. Beukema	€59	€52	3.5%

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

Item 8.                        Financial Information

See Item 18, “Financial Statements.”

Legal Proceedings

In the ordinary course of business, we have been involved in certain disputes. Neither we, nor any of our subsidiaries, has been party to any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this document, a significant effect on our financial position or any of our subsidiaries nor, as far as we are aware, are any such legal proceedings pending or threatened, except for those disclosed in Item 4.

Dividends and Dividend Policy

Neither we or our principal Dutch subsidiaries, Crucell Holland B.V., U-Bisys B.V. and Chromagenics B.V. have ever declared or paid dividends. We do not intend to pay dividends on our ordinary shares for the coming years, and thereafter only on the condition that our financial performance is adequate and it is in the shareholders’ interest to pay dividends instead of investing the proceeds into the company. Any payment of future dividends and the amounts thereof will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our management board, and will be subject to withholding tax in The Netherlands. In the event that we pay dividends in the future, holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with a deposit agreement dated October 26, 2000, between The Bank of New York and us.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since December 31, 2005, the date of our most recent audited financial statements.

Item 9.                        The Offer and Listing

Our ordinary shares are traded in the United States solely in the form of ADSs, each ADS representing one ordinary share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof.

As of May 31, 2006, 58,907,026 ordinary shares were issued and outstanding. On the same date, there were 10,684,766 ADSs, each representing one ordinary share.

Our ordinary shares have been listed on Eurolist by Euronext Amsterdam N.V. (formerly Amsterdam Exchanges N.V.) since October 25, 2000 and the ADSs have been quoted on the Nasdaq National Market since October 27, 2000, both under the symbol “CRXL”. Since 22 February 2006, our shares have been listed on the SWX Swiss Exchange (in Zürich, under the symbol “CRX”) as a result of our acquisition of Berna Biotech.

The following table sets forth the range of high and low closing prices, in U.S. dollars, for our ADSs on the Nasdaq National Market for the periods indicated.

	ADSs
	High	Low
Annual information for the past five years
2001	12.25	4.88
2002	6.40	2.45
2003	6.16	1.54
2004	13.77	6.38
2005	29.95	12.30
Quarterly information for the past two years
2004
First Quarter	8.57	6.38
Second Quarter	9.19	6.86
Third Quarter	8.56	6.83
Fourth Quarter	13.77	8.42
2005
First Quarter	15.29	12.30
Second Quarter	24.64	14.20
Third Quarter	26.81	20.00
Fourth Quarter	29.95	23.85
2006
First Quarter	28.62	23.92
Monthly information for the most recent six months
December 2005	26.90	23.85
January 2006	27.35	24.48
February 2006	25.20	24.70
March 2006	28.62	23.92
April 2006	28.82	25.60
May 2006	27.26	22.41

Our ordinary shares trade on Eurolist by Euronext Amsterdam N.V. through the book-entry facilities of NEGICEF, Euroclear and Clearstream Luxembourg. For the ordinary shares the International Securities Identification Number (ISIN) code is NL0000358562, the Amsterdam Security Number is 35856 and the Common Code is 11907164.

The following table sets forth the range of high and low closing prices, in euros, for our ordinary shares in The Netherlands for the periods indicated.

	Ordinary Shares
	High	Low
Annual information for the past five years
2001	13.30	5.40
2002	7.29	2.50
2003	4.92	1.40
2004	10.10	4.83
2005	24.77	9.50
Quarterly information for the past two years
2004
First Quarter	6.93	4.83
Second Quarter	7.61	5.62
Third Quarter	7.03	5.65
Fourth Quarter	10.10	6.67
2005
First Quarter	11.67	9.50
Second Quarter	20.39	10.29
Third Quarter	22.01	16.30
Fourth Quarter	24.77	19.72
2006
First Quarter	23.49	20.07
Monthly information for the most recent six months
December 2005	22.57	19.72
January 2006	22.42	20.14
February 2006	21.21	20.65
March 2006	23.49	20.07
April 2006	23.29	20.86
May 2006	21.43	17.41

Item 10.                 Additional Information

Memorandum and Articles of Association

Set out below is a summary of material information concerning our shares, which are our ordinary shares together with our preference shares, and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (Boek 2 van het Burgerlijk Wetboek). This summary is not complete and is qualified in its entirety by reference to our articles of association and to Dutch law.

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

Share Capital

Our authorized share capital amounts to €40,800 divided into: 85,000,000 ordinary shares and 85,000,000 preference shares, each with a par value of €0.24.

At December 31, 2005, there were 41,440,613 ordinary shares issued and outstanding. No preference shares are currently issued and outstanding. The ordinary shares can be issued in bearer or registered form. The preference shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

Ordinary Shares

Our ordinary shares may be in registered or bearer form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer ordinary shares can trade on Euronext Amsterdam.

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

Registered Ordinary Shares

We enter holders of registered ordinary shares in the register of shareholders. We do not issue share certificates. However, the shareholder may request an extract from the shareholders’ register regarding the ordinary shares registered in his name. We are required to provide this free of charge. Dutch law requires that transfers of registered ordinary shares be recorded in a written instrument to which we are a party or which is served on us, or that the transaction be acknowledged by us.

Priority Shares

In line with the provisions of the Dutch corporate governance code and our corporate governance, our management and supervisory boards believe that the use of priority shares should be considered a form of permanent protection against possible takeovers, which should be abolished. Instead, our management and supervisory boards believe preference shares, which provide temporary anti-take-over protection, are more appropriate.

At the annual general meeting of shareholders in 2005, our shareholders approved the amendment of our articles of association to eliminate the priority shares and the rights of the holders of the priority shares. The right of the priority shareholders to make binding nominations for the appointment of our supervisory board members now lies with our supervisory board. The amendment of our articles of association was effected on November 21, 2005.

Preference Shares

As of the date of this annual report, we have not issued any preference shares. On October 25, 2000, we established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation’s object is to safeguard our interests and those of our affiliates through acquiring and managing our preference shares and by exercising the rights attaching to these shares, in particular, the voting rights.

In connection with the abolition of our priority shares and in order to achieve adequate temporary protection, the agreement between us and the Preferred Foundation was amended to grant an option to the Preferred Foundation to acquire a number of preference shares equal to the number of our outstanding shares, necessary to match the total number of statutory votes on all of the ordinary shares then outstanding. The amendment allows the Preferred Foundation to acquire a number of shares equal to 100% of our then outstanding shares; prior to the amendment, it could only acquire a number of shares equal to 50% of our then outstanding shares. The new agreement was explained to our shareholders at the annual general meeting of shareholders in 2005. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from us. If we acquire any preference shares, they may be cancelled.

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

•       dismissal by the complete board of the Preferred Foundation; or

•       periodic retirement in accordance with a rotation plan to be drawn up by the Preferred Foundation’s board of governors, however, these members may be reappointed.

Issue of Shares and Pre-emptive Rights

Our general meeting of shareholders, or our management board if the general meeting of shareholders has delegated the power to it, has the authority to decide on any further issuance of shares or rights to subscribe for shares and on the terms and conditions of such issuance. Our management board is the authorized corporate body (orgaan) for this purpose until June 1, 2010 and this authorization may at any time be extended for periods of up to five years. Our management board’s authority to issue shares is limited to our authorized share capital.

Our management board can issue shares of any class if it has the approval of our supervisory board. Without specific authorization from our general meeting of shareholders our management board may not issue preference shares or grant options for such shares if, as a result, more preference shares than other shares will or could become outstanding.

Each holder of ordinary shares has pre-emptive rights to subscribe for any ordinary shares that we issue and has pre-emptive rights to subscribe if we grant rights to subscribe for ordinary shares. Pre-emptive rights are in proportion to the percentage of our outstanding ordinary shares that the holder owns. Pre-emptive rights do not apply to ordinary shares issued for a non-cash contribution, to ordinary shares issued to our employees or ordinary shares issued to a person who exercises a previously-acquired right to subscribe for ordinary shares. Holders of preference shares do not have pre-emptive rights if we issue ordinary shares, and holders of ordinary shares have no pre-emptive rights to purchase preference shares if we issue preference shares.

If our management board has been delegated the authority to issue shares, it can limit or exclude any pre-emptive rights as long as the general meeting of shareholders has granted it that power and our supervisory board approves. At present, our management board is authorized to do this. This authorization is valid until June 1, 2010 and the general meeting of shareholders may at any time extend this authorization for periods of up to five years.

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

•       our shareholders’ equity, after deduction of the price of acquisition, is not less than the sum of the paid and called up portion of the share capital and the reserves that provisions of Dutch law or our articles of association require us to maintain; and

•       the aggregate par value of the shares to be acquired, together with the shares in our share capital that we already hold directly, indirectly or as pledgee, does not equal more than one-tenth the aggregate par value of our total issued share capital.

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

Other Key Provisions of our Articles of Association

Voting Rights and Shareholders’ Meetings

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

Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Each share, whether ordinary or preference, confers one vote on the shareholder. The management board must be notified in writing of a registered shareholder’s intention to attend the general meeting of shareholders. The holders of bearer ordinary shares can vote if a NECIGEF participant sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association.

The general meeting of shareholders can amend our articles of association, dissolve us, merge us or demerge us only if proposed by the supervisory board.

Dutch law and our articles of association do not impose any limitations on non-Dutch ownership or voting of our ordinary shares.

Annual Accounts

We have a calendar fiscal year. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our management board must make available to the shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The annual report is submitted to the annual general meeting of shareholders for adoption. See “Management—Limitation of Liability and Indemnification Matters”.

Dividends

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preference shares will be paid their dividends, which will be a certain percentage of their nominal value, first. With supervisory board approval, our management board then decides whether and how much of the remaining profit they will reserve. Any profits remaining can be paid as a dividend on the ordinary shares. With the approval of our supervisory board and subject to Dutch law, our management board can pay an interim dividend. The payment of an interim dividend in our or another entity’s shares requires the additional approval of our general meeting of shareholders.

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

Enforcement of Civil Liabilities

We are incorporated under the laws of The Netherlands, and the majority of the members of our supervisory board, all of the members of our management board and management team and all of the experts named in this document are residents of, and most of our and their assets are in, jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our management board or supervisory board or management team or any of the experts named in this document in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a corporation.

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

Material Contracts

On December 18, 2002 we entered into a collaboration agreement with DSM Biologics Holding, Inc., DSM Biologics Company, Inc. and DSM Biologics Company, B.V. Under the terms of the agreement, we granted DSM an exclusive license to our PER.C6 technology for the contract manufacturing of recombinant proteins and monoclonal antibodies. We will receive licensing fees over a four year period, depending on the achievement of certain cumulative milestones, and are obligated to commit to certain expenditures in connection with the development of the PER.C6 production platform. DSM is entitled to a percentage of all non-service fees under the contract, in addition to an exclusive license to the technology that includes the right to sublicense.

In December 2005 the Company and DSM announced that they will strengthen and expand the development of the PER.C6 protein and monoclonal antibody licensing business. The two companies will create an integrated solution for the production of recombinant proteins and monoclonal antibodies on PER.C6 in order to increase licensing and royalty income and accelerate the development and roll-out of the PER.C6 technology platform in the market. The existing collaboration agreement was amended and terminated, resulting in release of deferred revenues and recognition of certain milestones and agreed to by DSM.

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

On April 13, 2005 we entered into a manufacturing contract with the Vaccine Research Center (VRC), part of the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH), to manufacture up to ten batches of clinical material of the PER.C6-based Ebola vaccine in its own manufacturing facility. These materials will be used for Phase I and early Phase II clinical studies in humans. We will receive up to €21.4 million (US$27.6 million) from the VRC for the manufacturing of these clinical lots, over a period of 5 years, commencing April 15, 2005.

Exchange Controls

There are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-Dutch residents or to U.S. holders of our securities except as otherwise set forth in Item 10, “Taxation”.

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

Dutch Taxation of Resident Shareholders

The summary of certain Dutch taxes set out in this section “Dutch Taxation of Resident Shareholders” is only intended for the following investors:

(1)         individuals who are resident or deemed to be resident or who have opted to be resident in The Netherlands for purposes of Dutch taxation and who invest in the ordinary shares or ADSs, excluding individuals who invest in the ordinary shares or ADSs that form part of a substantial interest in us and excluding individuals who are our employees or who are deemed to be our employees or employees of any entity related to us (the “Dutch Individuals”); and

(2)         corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation and who invest in the shares or ADSs, excluding:

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

(the “Dutch Corporate Entities”).

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

Individual and Corporate Income Tax.   Dutch Individuals not engaged or deemed to be engaged in an enterprise and Dutch Individuals for whom the benefits derived from the ordinary shares or ADSs are not treated as “results from other activities.” Under current legislation, the taxable benefit from a Dutch (private) Individual’s “savings and investments” (sparen en beleggen) is set annually at 4% of the average of the so-called “yield basis” (rendementsgrondslag) at the beginning and at the end of a year, insofar as the average exceeds the “exempt net asset amount” (heffingvrij vermogen). Such taxable benefit is reduced by such portion of the personal allowance as has not been taken into account in respect of certain other types of income. This benefit shall be taxed at the rate of 30%. For Dutch Individuals who invest in the ordinary shares or ADSs, the ordinary shares or ADSs will form part of the yield basis. The ordinary shares or ADSs will be taken into account in the yield basis at their fair market value. If the actual benefits from the ordinary shares or ADSs exceed 4% of the yield basis, these benefits (capital gains and income) are not taxable.

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

Withholding Tax.   Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The concept “dividends we distribute” used in this section includes, but is not limited to:

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

Dutch Individuals and Dutch Corporate Entities generally can credit the dividend withholding tax against their income tax or corporate income tax liability and will be entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability. A condition to avoid “dividend stripping” is that the recipient of proceeds from the ordinary shares or ADSs qualify as the beneficial owner thereof. A recipient of proceeds from the ordinary shares or ADSs is not considered to be the beneficial owner thereof if the amount of dividend, following a set of transactions, is ultimately wholly or partly received by another person, if this other person also maintains, directly or indirectly, an interest in the ordinary shares or ADSs.

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

Dutch Taxation of Non-Resident Shareholders

This section “Dutch Taxation of Non-resident Shareholders” describes certain Dutch tax consequences for a holder of the ordinary shares or ADSs who is neither resident, nor deemed to be resident, and who has not opted to be treated as a resident in The Netherlands for purposes of Dutch taxation (a “Non-Resident Shareholder”).

Withholding Tax. Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. Reference is made to the section “Dutch Taxation of Resident Shareholders—Withholding Tax” for a description of the concept “dividends distributed by us.”

If a double taxation convention is in effect between The Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. See the section “Taxation of U.S. Investors—Taxation of Dividends” for a discussion of the partial exemption available under the convention with the United States.

A further condition to avoid “dividend stripping” is that the Non-Resident Shareholder qualifies as the beneficial owner of the dividend. A Non-Resident Shareholder is not considered to be the beneficial owner of the dividend, if the amount of this dividend, following a set of transactions, is ultimately wholly or partly received by another person and this other person also maintains, directly or indirectly, an interest in the ordinary shares or ADSs.

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

Reference is made to the section “Dutch Taxation of Resident Shareholders” for a description of the concepts “substantial interest” and “deemed substantial interest.”

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

Taxation of U.S. Investors

The following is a summary of the material U.S. federal income tax considerations regarding the purchase, ownership and disposition of ordinary shares or ADSs to an eligible U.S. holder. You are an eligible U.S. holder if you are a resident of the United States for purposes of the tax treaty between The Netherlands and the United States (the “tax treaty”) and are fully eligible for benefits under the tax treaty. You generally will be entitled to the benefits of the tax treaty if you are:

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

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase ordinary shares or ADSs. In particular, the summary does not address considerations that may be applicable to you if you will not hold ordinary shares or ADSs as capital assets, or if you are a taxpayer subject to special tax rules, such as a bank, tax-exempt entity, insurance company, a regulated investment company, a pension fund, a real estate investment trust, a dealer in securities or currencies, a person that holds ordinary shares or ADSs as part of an integrated investment (including a “straddle”) comprised of ordinary shares or ADSs and one or more other positions, and a person who owns or is deemed to own 10% or more of any class of our stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date of this document, all of which are subject to change. You should consult your own advisers regarding the tax consequences of an investment in the ordinary shares or ADSs in light of your particular circumstances, including the U.S. tax considerations discussed below and the effect of any state, local or other national laws.

Based on our audited financial statements and relevant market data, we believe that we were not treated as a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes with respect to the year 2005. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in the year 2006 or thereafter. We believe, however, that we were or may have been a PFIC for U.S. federal income tax purposes with respect to the years before 2005. In order to avoid being subject to unfavorable U.S. federal income tax rules applicable to PFICs (the “PFIC rules”) with respect to our ordinary shares or ADSs in the future, U.S. holders that held our ordinary shares or ADSs at any time before 2005 may wish to make a deemed sale election with respect to their ordinary shares or ADSs. See “Passive Foreign Investment Company Rules.”

For U.S. federal income tax purposes and for purposes of the tax treaty between The Netherlands and the United States, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of dividends distributed by us (including amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2009, unless we were in the year prior to the year in which the dividend was paid, and are, in the year in which the dividend is paid, a PFIC. As described above, we believe that we were not a PFIC for U.S. tax purposes with respect to the year 2005, and also do not anticipate becoming a PFIC with respect to the year 2006. We, however, believe that we were or may have been a PFIC with respect to the year 2004. Dividends paid in euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). If such dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a refund of Dutch withholding tax under the tax treaty between The Netherlands and the United States, you may be required to recognize foreign currency gain or loss to the extent the amount of the tax treaty refund (in dollars) received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

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

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%.

Passive Foreign Investment Company Rules

Unfavorable U.S. tax rules (the “PFIC rules”) apply to companies that are considered passive foreign investment companies (“PFICs”). We will be classified as a PFIC in a particular taxable year if either:

•       75% or more of our gross income is treated as passive income for purposes of the PFIC rules; or

•       the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the year 2005. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in the year 2006 or thereafter. We believe, however, that we were or may have been a PFIC for U.S. federal income tax purposes with respect to the years before 2005.

If we are classified as a PFIC in any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market election or a qualified electing fund (“QEF”) election will be subject to a special tax at ordinary income tax rates on certain dividends that we pay and on gains realized on the sale of ordinary shares or ADSs (“excess distributions”) in all subsequent years, without regard to whether we were a PFIC in the year the excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death.

If we were a PFIC in the past, U.S. holders that held our ordinary shares or ADSs at any time during the years when we were a PFIC and did not make a mark-to-market election or a QEF election will generally continue to be subject to the PFIC rules described above, even though we later ceased to qualify as a PFIC. You can generally avoid the future application of the PFIC rules by making a deemed sale election with respect to your ordinary shares or ADSs for your taxable year that includes the last day of our last taxable year during which we qualified as a PFIC (the “termination date”). If you make the deemed sale election with respect to our ordinary shares or ADSs, you generally will be treated as having sold all your ordinary shares or ADSs for their fair market value on the termination date. The deemed sale generally will be taxed to you as an excess distribution. Any loss realized on the deemed sale will not be recognized. If you made a mark-to-market election or a QEF election with respect to your ordinary shares or ADSs in the past, you will not be required to include any mark-to-market gain or loss with respect to our ordinary shares or ADSs (in the case of the mark-to-market election) or to include your pro rata share of our ordinary earnings and net capital gain (in the case of the QEF election) for the years during which we do not qualify as a PFIC.

The PFIC rules are extremely complex, and you should consult your own tax advisers regarding the U.S. federal income tax considerations discussed above and the desirability of making a deemed sale election.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file information with the U.S. Securities and Exchange Commission (“SEC”). You may read and copy this information at the following location:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Our ADSs are quoted on the Nasdaq National Market, and consequently, the periodic reports and other information filed by us with the Commission can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The primary market for our ordinary shares is Euronext Amsterdam. We make our filings with the SEC by electronic means. Any filings we make electronically are available to the public over the internet at the Commission’s website at http://www.sec.gov and at our website at http://www.crucell.com.

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates between the U.S. dollar, Swiss Franc, Korean Won, and the Euro.

Interest Rate Sensitivity

We are exposed to interest rate fluctuations in connection with our cash and cash equivalents that have maturities of less than three months, and in connection with a portion of our short term loans. Substantially all of our cash and cash equivalents consist of bank deposits. We also hold a limited amount of commercial paper issued by European institutions that are at least AA-rated and that have a maturity of less than three months. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio.

Fair Value Interest Rate Risk

The majority of our loans bear fixed interest, exposing us to fair value interest rate risks. We currently do not hedge fair value interest rate exposures.

Foreign Currency Exchange Risk

The majority of our revenue, expense and capital purchasing activities are transacted in Euros and, subsequent to our acquisition of Berna Biotech in February 2006, in Swiss Francs. However, since we are party to sales, purchases and financing activities  all over the world, mainly as a consequence of the acquisition of Berna Biotech, we are also exposed to changes in exchange rates between the euro and the U.S. dollar, Korean Won and Australian Dollar. Because revenues are converted to euros for purposes of our financial reporting, we can benefit from a weaker euro and can be adversely affected by a stronger euro relative to a foreign currency. Accordingly, changes in foreign exchange rates, and in particular a strengthening of the euro, vis-à-vis a foreign currency, may adversely affect our consolidated sales and operating margins as expressed in euros. We currently do not hedge currency exposure. However, we may hedge currency exposure in the future if we believe it is appropriate to do so.

Item 12.      Description of Securities Other than Equity Securities

This item is not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders

None.

Item 15.                 Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 16.                 Reserved

Item 16A.         Audit Committee Financial Expert

The members of our audit committee are all independent, non-executive members of the supervisory board. Our audit committee is in compliance with all of the relevant rules and regulations of The Netherlands. We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities on the committee. Notwithstanding the committee members’ financial and other experience, the audit committee does not include a “financial expert” as that term is strictly defined in the rules promulgated under the Sarbanes-Oxley Act of 2002.

Item 16B.        Code of Ethics

During 2003, we adopted a code of business conduct and ethics that applies to all employees of the Company, including our principal executive officer and principal financial officer. The code of business conduct and ethics has been filed as an exhibit to our Form 20-F for the fiscal year ended December 31, 2003 and can also be accessed on our website at http://www.crucell.com. No amendments or waivers of the code of ethics were made or granted during 2005.

Item 16C.        Principal Accountant Fees and Services

The Sarbanes-Oxley Act of 2002 requires that audit committees pre-approve all services provided by the Company’s independent auditor. This process is critical to the auditor maintaining independence. Our process requires that all services provided by the independent auditor be pre-approved by the audit committee.

During 2004 and 2005 we paid the following amounts to our auditors Ernst & Young for audit services, audit-related services, tax services and other services:

	Year ended December 31,
	2004	2005
Audit fees	€267	€636
Audit-related fees	66	12
Tax fees	—	31
Total	€333	€679

Audit fees

Audit fees include fees associated with the annual audit, interim reviews, required statutory audits and services that only the independent auditor can reasonably provide, such as services associated with documents issued in connection with securities offerings.

Audit-related fees

Audit-related fees include accounting consultations on financial and accounting reporting standards.

Tax fees

Tax fees primarily represent services provided related to miscellaneous consultations on tax matters.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser have purchased any of our equity securities during the year ended December 31, 2005.

PART III

Item 17.                 Financial Statements

The registrant has responded to Item 18 in lieu of responding to this item.

Item 18.                 Financial Statements

See pages F-1 through F-27 of this Form 20-F, included herein.

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

4.5	Employment contract between Crucell Holland B.V. and R.H.P. Brus—Under revision for Dutch Corporate Governance compliance—filing will follow
4.6	Employment contract between Crucell Holland B.V. and Prof. Dr. J. Goudsmit—Under revision for Dutch Corporate Governance compliance—filing will follow
4.7	Employment contract between Crucell Holland B.V. and L. Kruimer—Under revision for Dutch Corporate Governance compliance—filing will follow
4.8	Collaboration and License Agreement dated December 31, 2003 by and between Crucell Holland B.V. and Aventis Pasteur S.A. (now sanofi pasteur)†****
4.9	Transaction Agreement dated December 1, 2005 by and between Crucell N.V. and Berna Biotech AG
4.10	Supply Agreement dated November 12, 2001 and the Letter of Amendment to the same Agreement, dated June 24, 2004 between CSL Limited and Berna Biotech Limited
4.11	Collaboration Agreement, dated December 1, 2000, between Chiron Behring GmbH & Co. and Rhein Biotech N.V. and Green Cross Vaccine Corporation
4.12	Turn Key Contract dated August 27, 2005, between Crucell Holland B.V. and Pharmaplan International GmbH
8.1	List of Subsidiaries of Crucell N.V.
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO pursuant Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Crucell Code of Ethics ****

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

*****     As previously filed with the Securities and Exchange Commission on April 14, 2005 in an exhibit to the Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crucell N.V.
By:	RONALD H. P. BRUS	By:	LEONARD KRUIMER
	Ronald H. P. Brus		Leonard Kruimer
	Chief Executive Officer		Chief Financial Officer

Date: June 29, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Supervisory Directors and Shareholders of Crucell N.V.

We have audited the accompanying consolidated balance sheets of Crucell N.V. as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crucell N.V. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG ACCOUNTANTS

Amsterdam, The Netherlands
January 24, 2006

CRUCELL N.V.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

	December 31, 2005	December 31, 2004
Assets
Current assets:
Cash and cash equivalents	€111,734	€76,711
Trade accounts receivable, net of allowance for doubtful accounts of €176 and €240 at December 31, 2005 and 2004, respectively	1,824	2,020
Accrued income	10,330	3,880
Prepaid expenses and other current assets	7,150	1,544
Total current assets	131,038	84,155
Non-current assets:
Securities available for sale	11,299	—
Property, plant and equipment, net	24,629	10,465
Developed technology, net	2,577	4,047
Total non-current assets	38,505	14,512
Total assets	€169,543	€98,667
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	€1,999	€2,108
Accrued compensation and related benefits	2,949	1,917
Short term portion of deferred revenues	3,906	6,373
Accrued invoices	3,519	1,311
Short term portion of obligations under capital leases	898	1,212
Other accrued liabilities	2,706	1,852
Total current liabilities	15,977	14,773
Long term liabilities:
Long term debt	15,753	—
Obligations under capital leases	398	1,385
Deferred revenues	—	4,198
Total long term liabilities	16,151	5,583
Shareholders’ equity:
Preference shares, €0.24 par value; 85,000,000 shares authorized; none issued and outstanding as of December 31, 2005 and 2004, respectively	—	—
Ordinary shares, €0.24 par value; 85,000,000 shares authorized; 41,440,613 and 36,873,421 shares issued and outstanding at December 31, 2005 and 2004, respectively	9,946	8,850
Additional paid-in capital	409,346	349,167
Notes receivable from officers and employees	(194)	(224)
Deferred compensation	(2,933)	(4,958)
Accumulated other comprehensive income	11,299	—
Accumulated deficit	(290,049)	(274,524)
Total shareholders’ equity	137,415	78,311
Total liabilities and shareholders’ equity	€169,543	€98,667

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share data)

	Year ended December 31,
	2005	2004	2003
REVENUES:
License	€20,848	€12,429	€4,800
Service fees	11,881	5,712	404
Government grants and other	4,840	4,481	2,220
Total revenues	37,569	22,622	7,424
COSTS AND EXPENSES:
Cost of service fees	7,156	5,644	399
Research and development(1)	32,751	21,412	22,858
Selling, general and administrative(2)	13,918	16,326	9,329
Developed technology amortization	1,470	1,966	1,330
Total costs and expenses	55,295	45,348	33,916
LOSS FROM OPERATIONS	(17,726)	(22,726)	(26,492)
Interest income, net	1,966	1,503	2,143
Foreign currency gain/(loss)	235	(108)	(19)
Gain on sale of securities available for sale	—	—	982
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(15,525)	(21,331)	(23,386)
Provision for income taxes	—	—	—
NET LOSS	€(15,525)	€(21,331)	€(23,386)
BASIC AND DILUTED NET LOSS PER SHARE:
Net loss per share-basic and diluted	€(0.39)	€(0.59)	€(0.65)
Weighted average shares/ADSs outstanding-basic and diluted	39,852,064	36,382,662	35,920,626

(1)          Research and development expenses for the year ended 2005, 2004 and 2003 respectively include stock options expense amounting to €1,279, €944 and €973, respectively.

(2)          Selling, general and administrative expenses for the year ended 2005, 2004 and 2003 respectively include stock options expense amounting to €1,421, €1,622 and €1,723, respectively.

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(amounts in thousands of euro, except share data)

	Ordinary shares		Additional Paid-in	Notes receivable from	Deferred	Accumulated other comprehensive	Accumulated	Total Shareholders’
	Shares	Amount	Capital	employees	compensation	income	deficit	equity
Balance at January 1, 2003	35,649,938	€8,556	€336,652	€(901)	€(3,992)	€—	€(229,807)	€110,508
Issuance of ordinary shares	356,386	86	224	—	—	—	—	310
Deferred compensation	—	—	3,186	—	(3,186)	—	—	—
Amortization of deferred compensation	—	—	—	—	2,696	—	—	2,696
Issuance of warrants to cquire ordinary shares in exchange for services	—	—	616	—	—	—	—	616
Repayment on notes receivable from employees	—	—	—	239	—	—	—	239
Comprehensive loss: Net loss	—	—	—	—	—	—	(23,386)	(23,386)
Total comprehensive loss								(23,386)
Balance at December 31, 2003	36,006,324	€8,642	€340,678	€(662)	€(4,482)	€—	€(253,193)	€90,983
Issuance of ordinary shares	867,097	208	1,201	—	—	—	—	1,409
Deferred compensation	—	—	3,042	—	(3,042)	—	—
Amortization of deferred compensation	—	—	—	—	2,566	—	—	2,566
Issuance of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	—	4,246	—	—	—	—	4,246
Repayment on notes receivable from employees	—	—	—	438	—	—	—	438
Comprehensive loss:
Net loss	—	—	—	—	—	—	(21,331)	(21,331)
Total comprehensive loss								(21,331)
Balance at December 31, 2004	36,873,421	€8,850	€349,167	€(224)	€(4,958)	€—	€(274,524)	€78,311
Issuance of ordinary shares	4,567,192	1,096	56,439	—	—	—	—	57,535
Deferred compensation	—	—	675	—	(675)	—	—	—
Amortization of deferred compensation	—	—	—	—	2,700	—	—	2,700
Issuance of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	—	3,043	—	—	—	—	3,043
Stock based incentive plan	—	—	22	—	—	—	—	22
Repayment on notes receivable from employees	—	—	—	30	—	—	—	30
Comprehensive loss:
Unrealized gain on securities available for sale	—	—	—	—	—	11,299	—	11,299
Net loss	—	—	—	—	—	—	(15,525)	(15,525)
Total comprehensive loss								(4,226)
Balance at December 31, 2005	41,440,613	€9,946	€409,346	€(194)	€(2,933)	€11,299	€(290,049)	€137,415

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of euro)

	Year ended December 31,
	2005	2004	2003
Operating activities
Net loss	€(15,525)	€(21,331)	€(23,386)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,973	2,982	2,712
Loss on disposal of plant and equipment	—	—	460
Stock based employee compensation, including incentive plan stock awards	4,278	2,566	2,696
Intangible amortization	1,470	1,966	1,330
Provision for bad debts	(64)	190	150
Gain on sale of securities available for sale	—	—	(982)
Revenue recognized in exchange for securities available for sale	—	—	(324)
Issuance of warrants and non-employee stock options to acquire ordinary shares for services	3,043	4,246	616
Change in operating assets and liabilities:
Trade accounts receivable	260	7,337	(8,688)
Accrued income	(6,450)	(2,564)	202
Prepaid expenses and other current assets	(5,606)	797	(1,037)
Accounts payable	(109)	21	(320)
Accrued compensation and related benefits	(524)	242	(2,225)
Deferred revenues	(6,665)	(3,248)	7,787
Other accrued liabilities	2,973	972	(1,285)
Net cash used in operating activities	(19,946)	(5,824)	(22,294)
Investing activities
Purchases of developed technology.	—	(4,017)	—
Purchases of property, plant and equipment	(10,366)	(2,114)	(3,448)
Proceeds from sale of plant and equipment	—	—	96
Proceeds from sale of securities available for sale	—	—	1,306
Net cash used in investing activities	(10,366)	(6.131)	(2,046)
Financing activities
Proceeds from the issuance of ordinary shares, net of offering costs	57,535	1,409	310
Proceeds from issuance of long term debt	8,982	—	—
Notes receivable from officers and employees	30	438	239
Principal payments under capital lease obligation	(1,212)	(1,132)	(902)
Proceeds from sale and lease-back of plant and equipment	—	741	1,258
Net cash provided by financing activities	65,335	1,456	905
Net increase/(decrease) in cash and cash equivalents	35,023	(10,499)	(23,435)
Cash and cash equivalents at beginning of period	76,711	87,210	110,645
Cash and cash equivalents at end of period	€111,734	€76,711	€87,210
Supplemental disclosures:
Interest paid	€132	€212	€221
Supplemental disclosure of non-cash activities:
Property, plant and equipment acquired under unfunded mortgage loan agreement at year end	€6,771	€—	€—

The accompanying notes are an integral part of these financial statements.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands of euro, except share data)

Note 1.   Business Activities and Basis of Presentation

Crucell N.V. (the “Company”), headquartered in Leiden, The Netherlands, combines innovative technological platforms to provide powerful and effective means to discover, develop and produce a variety of biopharmaceuticals for the treatment of human diseases. The Company operates in one business segment, the research and development of biopharmaceuticals for the treatment of human disease using the Company’s proprietary technologies.

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

Note 2.   Summary of Significant Accounting Policies

Risks and Uncertainties and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company generates revenues principally from the licensing of its proprietary technology and services performed together with or on behalf of licensees or partners. Under certain arrangements, the Company has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue upon persuasive evidence of an arrangement and delivery of the associated technology, which relates to the complete transfer of fully developed technology by the Company and represent the culmination of the earnings process. The Company’s arrangements provide for continuing support of its technology at standard consulting rates. Revenues derived from consulting services, which are not essential to licensee’s ability to use the Company’s technology, are recognized as earned during the period that the consulting services are performed.

In certain arrangements, the Company collaborates with third parties to develop novel products or processes using the Company’s proprietary technology. Such arrangements generally include an initial license fee upon the delivery of the Company’s proprietary technology and incremental fees for the

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 2.   Summary of Significant Accounting Policies (Continued)

Company providing ongoing research and development activities. The research and development activities performed by the Company are substantive and critical to the licensees’ exploitation of the delivered technology. Upon persuasive evidence of an arrangement and delivery of the associated technology, the Company recognizes initial fees from such arrangements as revenues over the period of its continuing performance obligations. Incremental fees from research and development activities are recognized as revenues earned over the period of the development collaboration or the manufacturing obligation. All fees received under the Company’s collaboration agreements are non-refundable.

Certain license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. Such additional license fees are recognized as revenue when the amounts become due and payable upon achievement of the milestone.

In addition to the initial fee, the Company’s arrangements generally provide that the licensee make semi-annual or annual payments (“license maintenance fees”) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days’ to 90 days’ notice. Annual and semi-annual license maintenance fees are recognized as revenues when the amounts become fixed and payable. The aggregate of annual or semi-annual license maintenance fees paid will generally reduce any royalty payments which may be due based on future product sales of the licensee, if any, under the license agreement. Royalties are recognized as revenue when they become fixed and payable.

As part of various collaboration agreements, the Company receives service fees for work performed under such agreements. Revenues, and relating costs, associated with completed performance services are recognized when the service is completed and the collectibility of the receivable is deemed probable. Revenues associated with time and material performance contracts are recognized when costs are incurred and the collectibility of the receivable is deemed probable.

The Company receives certain government grants that support the Company’s research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in various grants. Revenues associated with these grants are recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectibility of the receivable is deemed probable.

Cost of Service Fees

Costs of service fees comprise direct labor, materials, and overhead costs, incurred in performing work under various collaboration agreements.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses are comprised of the following types of costs incurred in performing research and development activities: salaries and benefits (including stock-based compensation), allocated overhead and facility costs,

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 2.   Summary of Significant Accounting Policies (Continued)

preclinical study costs, clinical trials, amortization of developed technology, contract services and other outside costs.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value method in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation”. The Company generally values stock options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense over the period in which the options vest. Compensation cost for share based awards with performance conditions, which are valued based on the grant-date fair value of the award, are recognized based on the probable outcome of that performance condition. Compensation costs for share based awards containing a market condition are recognized provided that the requisite service is rendered, regardless of when, if ever, the market condition is satisfied. The effect of a market condition is reflected in the grant-date fair value of an award and the grant-date fair value is calculated using a lattice model.

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” as the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measured.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the tax effect of incurred net operating losses and for tax consequences attributable to differences between the balance sheet carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that the carrying amounts of deferred tax assets will not be realized, a valuation allowance is recorded to reduce the carrying amounts of those assets.

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

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 2.   Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalents.

Long-Lived Assets

Property, plant and equipment is recorded at cost, less accumulated depreciation and accumulated impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Depreciation is computed using the straight-line method over the following estimated useful lives: computer equipment, three years; furniture and laboratory equipment, five years; and leasehold improvements, the shorter of the lease term or ten years. Land is not depreciated. Intangible assets consist of developed technology acquired in connection with business combinations in 2000 and the purchase of certain technology in 2004. Developed technology is amortized over five years.

The Company complies with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include an impairment of goodwill of the associated assets, a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change  that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. There was no impairment of long-lived assets, including intangible assets, during the three year period ended December 31, 2005.

Capitalized Interest Costs

Interest costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other interest costs are recognized in profit or loss in the period in which they are incurred. No interest costs have been capitalized in the years ended December 31, 2005, 2004 and 2003.

Foreign Currency

The Company’s functional currency is the Euro. The Company makes payments primarily in Euro and receives payments in Euro and US dollars. Transaction gains and losses arising from transactions denominated in US dollars and or other non-Euro currencies are included in the Consolidated Statement of Operations under “Foreign currency gain/loss”. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing on the balance sheet date.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 2.   Summary of Significant Accounting Policies (Continued)

Financial Instruments

The Company’s financial instruments include primarily cash and cash equivalents, accounts receivable and other current assets, securities available for sale, accounts payable, accrued and other liabilities, capital lease obligations and long-term debt. Due to the short-term nature of the cash and cash equivalents, accounts receivable and other current assets, accounts payable, accrued and other liabilities, and capital lease obligations, the carrying amounts of these assets and liabilities approximate their fair value. Securities available for sale are carried at fair value on the consolidated balance sheets. The fair value of the Company’s long term debt approximates fair value, based on current incremental borrowing rates of the Company.

Securities Available for Sale

Equity securities available for sale that have readily determinable fair values are stated at market value determined by quoted market prices, based on the Company’s designation of such securities at the time of purchase or when an event occurs causing the Company to re-evaluate its investments. Unrealized holding gains and losses for securities available for sale are excluded from earnings and reported in other comprehensive income until realized.

Comprehensive Income (Loss)

For the years ended December 31, 2005, 2004 and 2003 respectively, comprehensive loss amounted to €4,226, €21,331 and €23,386, respectively. The difference between net loss and comprehensive loss for the year ended December 31, 2005 relates to the unrealized gain the Company recorded for its securities available for sale on its investment in Galapagos N.V. (see Note 4).

Concentration of Credit Risk

The Company extends credit based on an evaluation of the customer’s financial condition, without requiring collateral. The Company monitors its exposure related to credit losses and maintains allowances for anticipated losses.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 2.   Summary of Significant Accounting Policies (Continued)

Trade Accounts Receivables and Allowance for Doubtful Accounts

Trade accounts receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for uncollectible amounts. The collectibility of accounts receivable is assessed based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current economic conditions and the Company’s historical experience.

Allowance for doubtful accounts deducted from accounts receivable	2005	2004	2003
Beginning balance January 1,	€240	€150	€100
Write-off of bad debt	—	(100)	(100)
Additions to allowance	77	190	150
Release of allowance, due to subsequent collections	(141)	—	—
Ending balance December 31,	€176	€240	€150

Reclassification

Certain prior year balances have been reclassified to conform to the current year’s presentation.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of FASB statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123 (R)”). This statement supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 (R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123 (R) eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a “fair-value”-based method and recognized as expense in the consolidated statement of operations. SFAS No. 123 (R) is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123 (R) will not have an impact on the statement of operations for stock options granted and the related expense to be recorded related thereto prior to adoption and the Company does not believe the adoption of SFAS 123 (R) will result in significant differences in valuing and expensing stock options as compared to its current policies.

In June 2005 the Emerging Issue Task Force of the FASB issued EITF 05-6 “Determining the Amortization Period for Leasehold Improvements Purchased Lease Inception or Acquired in a Business Combination”. On September 15, 2005 the Emerging Issue Task Force reached consensus on how to

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 2.   Summary of Significant Accounting Policies (Continued)

amortize leasehold improvements that are placed in service significantly after and not contemplated at the beginning of the lease term. Leasehold improvements acquired in reporting periods beginning after June 29, 2005 should be amortized over the shorter of the useful life of the asset or a term that includes required lease periods and renewals that are deemed to be reasonably assured. The adoption of EITF 05-6 will not have a significant impact on the Company’s financial statements.

Note 3.   Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets includes debt acquisition costs amounting to €700 incurred in December 2005. These costs will be amortized over the term of the mortgage loan of 15 years. Amortization is charged to the statements of operations as interest expense. Debt acquisition costs will begin to be amortized in fiscal year 2006 and no amortization expense has been recognized in the year ended December 31, 2005.

In connection with the public offer for Berna Biotech AG, Crucell incurred costs amounting to approximately €3,500 that are capitalized as prepaid acquisition costs as of December 31, 2005. Upon acceptance of the offer, these expenses will be part of the purchase price, and subject to purchase price allocation.

Note 4.   Equity Investment in Galapagos N.V.

In June 1999, the Company together with Tibotec Group N.V., an unrelated party, established a 50/50 joint venture, Galapagos N.V. (“Galapagos”), registered in Mechelen, Belgium to carry out certain functional genomics research activities. In 2002, the Company’s ownership interest decreased to 20.8%. This investment was accounted for under the equity method through 2002 at which point the Company’s proportional share of Galapagos net loss reduced the carrying amount of the investment to zero.

In May 2005, Galapagos completed an initial public offering reducing the Company’s ownership interest further to 11.7%. Due to the reduction in its ownership interest, the Company re-evaluated its position in Galapagos and designated the investment in Galapagos common stock as securities available for sale. As securities available for sale, the investment is carried at market value and unrealized holding gains are excluded from earnings and reported as other comprehensive income in shareholders’ equity until realized. The Company’s ownership interest is less than 10% as of December 31, 2005.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 5.   Intangible Assets

Intangible assets originated from the merger with U-BiSys B.V. in 2000 and from the acquisition of ChromaGenics B.V.’s developed technology in 2004.

The movement of intangible assets for the years 2005, 2004 and 2003 is presented below:

Developed Technology
Balance, net, January 1, 2003	€3,326
Amortization	(1,330)
Balance, net, December 31, 2003(1)	€1,996
Purchase of developed technology	4,017
Amortization	(1,966)
Balance, net, December 31, 2004(1)	€4,047
Amortization	(1,470)
Balance, net, December 31, 2005(1)	€2,577

(1)          Developed technology is net of accumulated amortization of €8,093, €6,623, and €4,657 at December 31, 2005, 2004 and 2003, respectively.

The purchase of developed technology in 2004 relates to the acquisition of ChromaGenics B.V. (see Note 1.). The estimated aggregate amortization expense for each of the next respective five years is €803, €803, €803, €168, and €0 respectively.

Note 6.   Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2005	2004
Land	€1,500	€—
Furniture and laboratory equipment	14,386	13,223
Leasehold improvements	4,204	4,204
Computer equipment	1,732	1,534
Assets under construction	14,478	318
	36,300	19,279
Less accumulated depreciation and amortization	(11,671)	(8,814)
Property, plant and equipment, net	€24,629	€10,465

At December 31, 2005 and 2004, the Company held laboratory equipment under capital leases with a cost of €4,021 and €4,021, respectively, and a net book value of approximately €1,186 and €2,266, respectively. Such leases are secured by the value of the underlying assets. The capital lease equipment is amortized over the useful life of the equipment, or the lease term, whichever is shorter. Interest expense on lease obligations, which approximates cash payments for interest during the year, was €132, €212 and €221 during the years ended December 31, 2005, 2004 and 2003, respectively.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 6.   Property, Plant and Equipment (Continued)

At December 31, 2005 the Company has contractual commitments for the construction of a production facility with the remaining commitment amounting to approximately €10,500.

Note 7.   Long Term Debt

In December 2005, the Company entered into a mortgage loan agreement for a maximum amount of €17,091, to finance the construction of the new production facility. As of December 31, 2005 the Company has drawn a total of €8,982 and has included an additional €6,771 in long term debt which is reimburseable under its loan for construction costs invoiced in December 2005. This additional amount has been included in long term debt as the Company has the ability and intent to fund these costs with the available credit under the mortgage loan agreement. The loan has a 15-year term and bears interest at 4.55 percent for the first five years, after which time the rates will be renegotiated. The loan is secured by the land and building and a compensating balance arrangement with a bank in the amount of €10,000. For the first year, interest is accrued to the loan and no payments of principal or interest are required. The loan will be repaid through monthly payments over 15 years, starting January 1, 2007, with a balloon repayment of €10,000 after 15 years.

Principal payments on the mortgage loan, when fully drawn, are due as follows at December 31, 2005:

The borrowings are repayable as follows:
2006	€—
2007	338
2008	352
2009	370
2010	387
Thereafter	15,644
Total	17,091

The difference between the total per the above scheduled payments and the balance at December 31, 2005 represents additional borrowings anticipated under the mortgage loan agreement by the Company to be used in completing construction of the new production facility. Any differences between principal payments among the above scheduled payments and scheduled payments based on the outstanding borrowings as of December 31, 2005 if no additional borrowings were to be drawn would primarily result in a reduction of the thereafter amounts above.

Note 8.   Shareholders’ Equity

Share Capital

The Company’s authorized share capital amounts to €40,800 divided into: 85,000,000 ordinary shares, and 85,000,000 preference shares, each with a par value of €0.24. As of December 31, 2005, there were 41,440,613 ordinary shares issued and outstanding. No preference shares are issued and outstanding as of December 31, 2005.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 8.   Shareholders’ Equity (Continued)

In May 2005, the Company privately placed 3,600,000 ordinary shares at €14.50 per share, resulting in net proceeds for the Company of €50,112.

As of December 31, 2004 the Company had 10 issued and outstanding priority shares, all of which were held by Stichting Prioriteit Crucell (Priority Foundation). The Priority Foundation, which was able to make binding nominations for the supervisory board members, transferred the priority shares to the Company in exchange for €0.24 per priority share. The nomination right has been transferred to the Nomination Committee of the supervisory board. The outstanding priority shares have been revoked and swapped for ten ordinary shares per November 21, 2005.

All of the preference shares are held by a foundation called Stichting Preferente Aandelen Crucell (Preferred Foundation). The board of governors comprises of the Company’s chairman of the supervisory board and four other independent members. The preference shares are held by the Preferred Foundation in which the Company has entered into an agreement that allows it to acquire preference shares up to 100% of the number of outstanding shares. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from the Company. If any preference shares are acquired by the Company, they must be cancelled. The Preferred Foundation’s objective is to safeguard the Company’s interests and those of its affiliates, through acquiring or managing the preference shares and by exercising the rights attached to the shares, in particular the voting rights.

Repurchase of Shares

Pursuant to a resolution of the shareholders, the Company may repurchase up to 10 percent of its outstanding share capital through December 2, 2006. No repurchases have occurred through December 31, 2005.

Stock–Based Compensation

Stock Option Plans

The Company maintains stock option plans whereby the remuneration committee of the supervisory board may grant options to employees, directors and members of the supervisory board, which are described further below. The compensation cost that has been included in operating expenses for those plans was €2,700, €2,566 and  €2,696 in 2005, 2004 and 2003 respectively.

In December 2004, the supervisory board approved a new option plan for 2005 providing for the grant of stock options to non-management committee members for a maximum of 1% of issued ordinary shares. Options granted under this stock option plan are exercisable when the options have vested. Granted options vest straight line over a period of 4 years. Compensation costs are recognized in accordance with the accelerated method. The options expire 5 years after date of grant. Upon termination of employment with the Company, options must be exercised within 90 days. Options granted under the stock option plan are granted at exercise prices, which equal the fair value of the Company’s ordinary shares at the date of grant.

All options granted under previous stock option plans (the “Prior Plans”) are exercisable immediately upon grant. Upon exercise of the options, employees are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 8.   Shareholders’ Equity (Continued)

the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of the profits payable to the Company decreases ratably over three to four years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the relevant period. The options expire four to eight years from the date of grant, or earlier upon termination of employment with the Company. Upon termination of employment with the Company, options must be exercised within 90 days. Compensation costs for Prior Plans are recognized in accordance with the straight-line method. Generally, options granted under the Prior Plans are granted at exercise prices which exceed the fair value of the Company’s ordinary shares at the date of grant. No further grants are to be made from the Prior Plans.

In connection with the award of certain options in the past, a cash bonus plan is applicable. In accordance with the terms of a cash bonus plan, if an employee maintains continuous employment with the Company for a period of four years, and defers exercising awarded options until the last month of the option term, the employee receives a cash bonus. The Company recognizes compensation expense ratably during the employment period required under the cash bonus plan. In 2003, the cash bonus plan was eliminated for certain employees resulting in a reduction to compensation expense of approximately €2,300.

In January 2003, the supervisory board approved an option plan (the “2003 Plan”) whereby previously awarded options to employees and members of the supervisory board with an exercise price of €21.00 per share could be exchanged for an equal number of new options (the “replacement options”). The replacement options have an exercise price of €3.49, which was 161% of the average closing stock price of the Company on the three days preceding the option grant date, and have an eight year life. The replacement options are exercisable immediately, but are subject to profit retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the three year period. A total of 1,295,650 options with an exercise price of €21.00 per share were replaced under the new option plan, resulting in incremental deferred compensation of €1,516 or €1.17 per option. Compensation expense is recognized ratably over a period of three years. Options issued subsequent to January 2003 are subject to the terms of the 2003 Plan. Options issued under this option plan have an eight year life and will be issued at exercise prices equal to 161% of the average closing stock price of the Company on the three days preceding the option grant date. The options are immediately exercisable, and are subject to profit retribution provisions which lapse over a period of three years. No further grants are available to be made from the 2003 Plan.

In May 2003, the supervisory board approved amendments to the terms of outstanding and future options held by members of the management board, which include the Company’s chief executive officer, chief financial officer, chief operating officer and chief scientific officer, whereby, following a change of control resulting in termination of employment, members of the management board may exercise options over the shorter of a three year period or the remaining term of the options.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 8.   Shareholders’ Equity (Continued)

In December 2003, the terms of all outstanding stock options to the supervisory board were modified such that options vest immediately and are no longer subject to profit retribution provisions. The Company recognized compensation expense of €495 representing the total amount of deferred compensation associated with options held by members of the supervisory board.

In April 2004, the supervisory board approved a new option plan (the “2004 Plan”) whereby employees and members of the supervisory board are granted options with an exercise price 126% greater than the average closing stock price of the Company on the three days preceding the option grant date and have a five year life. The options are subject to profit retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference  between the total proceeds from the sale of shares, and the aggregate selling price. The portion of the profits payable to the Company decreases ratably over three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the three-year period. Compensation expense is recognized ratably over a period of three years. No further grants are available to be made from the 2004 Plan.

The Company accounts for its employee stock options under the fair value method. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2005	2004	2003
Risk-free interest rate	4.42%	2.9%	2.5%
Expected dividend yield	—	—	—
Expected volatility	52.4%	62.3%	87.0%
Expected life (years)	4.25	4.0	4.0

The risk free interest rate is based on U.S. Treasury securities in effect at the time of grant. Expected volatility is based on the historical volatility of the Company’s stock. The expected life of the options granted is an estimate based on the contractual term of the options and historical behavior. The weighted average fair value of options granted during the years ended December 31, 2005, 2004 and 2003 was €10.80, €3.28 and €1.41, respectively.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 8.   Shareholders’ Equity (Continued)

A summary of the stock option activity for the plan is as follows:

	Number of options	Weighted average exercise price
Balance at January 1, 2003	4,529,164	9.27
Granted	2,512,554	4.19
Exercised	(356,386)	0.87
Forfeited	(2,326,574)	13.63
Balance at December 31, 2003	4,358,758	4.70
Granted	1,333,500	9.59
Exercised.	(867,097)	1.62
Forfeited	(6,150)	8.48
Balance at December 31, 2004	4,819,011	6.42
Granted	123,000	19.45
Exercised.	(887,182)	8.09
Forfeited	(25,325)	9.07
Balance at December 31, 2005	4,029,504	6.43

Included in the options outstanding as of December 31, 2005 are options to acquire 600,604 ordinary shares that are held by former employees and consultants. These individuals have been permitted to continue vesting in these options for services rendered.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2005:

Exercise price	Outstanding Options at December 31, 2005	Weigthed average exercise price	Weighted average remaining contractual life (years)	Exercisable options	Weigthed average exercise price— exercisable options
€2.35-€3.00	163,000	2.64	5.04	163,000	2.64
€3.01-€5.00	1,647,400	3.50	4.80	1,647,400	3.50
€5.01-€7.00	802,604	6.09	0.92	802,604	6.09
€7.01-€11.66	1,293,500	9.60	3.50	1,293,500	9.60
€11.67-€22.22	123,000	19.45	4.65	—	—
Total	4,029,504			3,906,504

As of December 31, 2005, a total of 6,216,092 ordinary shares, representing 15% of the issued share capital, have been reserved for issuance under the option plan, of which 4,029,504 are subject to outstanding options (including non-employee stock options).

Share-Based Incentive Plans

Under its 2005 Short-term Incentive Plan (the “STI Plan”), which allows for the issuance for up to 75,015 shares of common stock, the Company granted select executives share awards whose vesting is contingent upon meeting various Company-wide, departmental and individual performance goals in fiscal

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 8.   Shareholders’ Equity (Continued)

2005, including a requirement not to exceed budgeted cash outflows as a significant item which if met allows a determination of the amounts earned under the plan based on achievement of the departmental and individual performance goals. The employees granted shares under the STI Plan can elect to receive either cash (at a 25% discount from the total award) or shares if the performance criteria are met. As such, grants under the STI Plan are accounted for as liabilities and included in accrued compensation and related benefits in the accompanying balance sheets. Shares granted in 2005 under the STI Plan were at the share price at the beginning of the year at €10.10, which is lower than the fair value of the shares on the date of grant of €21.10. In December 2005, 68,108 STI Plan shares were granted to select executives, of which the Company expects to issue 34,054 shares of common stock related thereto in fiscal 2006 as the remaining amounts due under the STI Plan to the employees will be received in the form of payments made on behalf of the employees to tax authorities for the minimum statutory wage taxes due on such share grants. There were no forfeitures of the STI Plan grants through December 31, 2005 and all shares granted were vested at year end as all performance related measures were achieved.

The fair value of grants under the STI Plan was estimated on the date of grant assuming the performance goals will be achieved by multiplying the number of shares available to be granted by the grant date fair value of the Company’s shares of €21.10. As of December 31, 2005, there was €1,534 of total recognized compensation cost related to these share-based compensation arrangements granted under the STI Plan included in accrued compensation and related benefits in the accompanying consolidated balance sheets.

The Company also has a 2005 Long-term Incentive Plan (the “LTI Plan”), which allows for the issuance for up to 36,842 shares of common stock to be granted to select executives with vesting contingent upon meeting various market-based goals, including a requirement of a certain share price increase over a three year period and then total shares to be granted after achieving the increase would be based on the Company’s ranking in various European and U.S. sector indexes at the end of the measurement period. Depending on the level of achievement of these market measures, at the end of three years the number of shares vesting could be 0%-200%. Shares granted in 2005 under the LTI Plan were at the share price at the beginning of the year at €10.10, which is lower than the fair value of the shares on the date of grant of €21.10, which is the measurement date for the awards. In December 2005, 36,842 LTI Plan shares were granted to select executives. There were no forfeitures of the LTI Plan grants through December 31, 2005 and all shares granted were unvested as of year end.

The fair value of grants under the LTI Plan was estimated on the date of grant using a lattice-based option valuation model that uses assumptions for the Company in addition to similar assumptions for companies (Peer Group) included in the sector indexes in order to model out rankings in various scenarios. The model calculates the likelihood of achievement of the market-based measures at various levels and once a value is determined for the shares, compensation cost is recognized over the measurement period of three years regardless of whether such market-based targets are achieved. Key input assumptions for the lattice-based option valuation model include expected volatilities, expected term, dividend yield and risk free interest rates. Expected volatilities are based in historical volatilities of the Company’s stock and Peer Group’s stock measured over a period commensurate with the expected term of the grants. The expected term used is the three-year measurement period. Dividend yields used were based on historical information as to dividends for the Company and its Peer Group. Risk free interest rates used were equal

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 8.   Shareholders’ Equity (Continued)

to the implied yield currently available on zero-coupon government issues in countries whose currency the share price is expressed for Crucell and the Peer Group with a remaining term equal to the expected term of the share-based instrument being valued.

The weighted-average grant-date fair value of LTI Plan shares granted was €30.04. As of December 31, 2005, there was €1,063 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the LTI Plan; that cost is expected to be recognized over a period of 2.0 years. Compensation cost recognized during the year ended December 31, 2005 related to the LTI Plan amounted to €44.

Stock Option Grants to Non-Employees

The Company has issued stock options to various non-employee consultants in connection with consulting agreements over the years. These non-employee stock options included exercise prices greater than or equal to the fair market value of the underlying common stock on the date of grant and the exercise prices range from  €3.49 to €21.38 per share with expiration dates ranging from May 2010 through December 2011. During 2005, the Company issued stock options to purchase 58,000 shares of common stock to a few consultants with exercise prices ranging from €15.40 to €21.38 and expiration dates ranging from May 2010 through November 2010.

The consulting agreements can be terminated by the Company at any time and only those stock options vested as of the date of termination are exercisable. As of December 31, 2005, total options to purchase 600,604 shares of common stock related to consulting agreements were outstanding with an average exercise price of €4.77 expiration dates ranging from May 2010 through December 2011.

In connection with these stock option grants to non-employees, the Company is required to record compensation expense based on a Black-Scholes valuation model and amortized over the consulting or vesting period of the grant. The assumptions used in the Black-Scholes valuation model for these non-employee grants are based on the same criteria as used for employee grants except that the expected term is equal to the contractual life of the grant as required by EITF No. 96-18. The Company re-values the unvested portion of these stock options at each reporting period as a result of the requirement for variable accounting for non-employee grants. As of December 31, 2005, assuming the valuation at December 31, 2005 would remain consistent over the future service periods, the Company would recognize compensation expense related to these non-employee grants amounting to €592 over the next 46 months. The Company recorded compensation expense associated with these stock options of €3,043, €3,542 and €182, for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock option grants to non-employees are made pursuant to approved stock option plans and activity related thereto is included in the tables above with the employee grants of the approved plans.

Warrants

In 2003, the Company granted warrants to acquire 250,000 ordinary shares with an exercise price of €3.00 per share to a consultant in exchange for services. The warrants were earned by the consultant over the service period which ended in 2004, and expire in July 2008. Per December 31, 2005 169,991 warrants are outstanding.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 9.   Commitments and Contingencies

Total minimum payments under non-cancelable operating leases and capital leases are as follows at December 31, 2005:

	Capital Leases	Operating Leases
2006	€949	€1,847
2007	407	1,742
2008	—	1,296
2009	—	1,218
2010	—	1,218
Thereafter	—	1,319
Total minimum lease payments	€1,356	€8,640
Less interest	(60)
Present value of minimum lease payments	1,296
Less short term portion of obligations under capital leases	(898)
Long term obligations under capital leases	€398

Rental expense was €1,711, €1,174and €1,165 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company has future minimum payments under non-cancelable research, licensing and other agreements whereby it is obligated to make payments of €2,115 and €1,618 in 2006 and 2007 respectively, with no required minimum payments thereafter.

At December 31, 2005 the Company has entered into contractual commitments for the completion of the construction of a production facility amounting to approximately €10,500.

The Company has compensating cash balance arrangements that amount to €14,148 at December 31, 2005, mainly related to operating lease contracts and the mortgage loan.

The Company is party to claims and litigation incidental to the business. The Company believes the ultimate resolution of these matters will not have a material adverse effect on its financial position, results of operations, or cash flows.

Note 10.   Collaboration Agreements

In December 2002, the Company entered into a collaboration agreement with DSM Biologics (“DSM”) pursuant to which the Company granted DSM an exclusive license to use Crucell’s PER.C6 platform for the contract manufacturing of recombinant proteins and monoclonal antibodies. Under the terms of this agreement, the Company receives licensing fees over a four year development period and is obligated to commit certain expenditures in connection with the development of the PER.C6 production platform. Under the terms of the arrangement, DSM is entitled to a percentage of all non-service fees received by the Company from third parties licensing the Company’s PER.C6 technology in certain fields, in addition to an exclusive license to the technology that includes a right to sub-license. In December 2002,

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 10.   Collaboration Agreements

the Company received an up-front non-refundable licensee fee and in June 2004 the Company received a non-refundable milestone payment. Additional payments from DSM may be triggered upon certain dates and the attainment of certain milestones. Due to the Company’s continuing performance obligations related to the novel use of its technology during the development period, the up-front license fee was initially recognized as deferred revenue and is being recognized as revenue ratably over four years, the estimated period of development. Milestones, related to scientific and technical achievements are recognized as revenue when the milestone is obtained.

In December 2005 the Company and DSM announced that they will strengthen and expand the development of the PER.C6 protein and monoclonal antibody licensing business. The two companies will create an integrated solution for the production of recombinant proteins and monoclonal antibodies on PER.C6 in order to increase licensing and royalty income and accelerate the development and roll-out of the PER.C6 technology platform in the market. The existing collaboration agreement was amended and terminated, resulting in release of deferred revenues and recognition of certain milestones and agreed to by DSM.

In December 2003, the Company entered into a collaboration and license agreement with Aventis Pasteur S.A. (as of 2004 sanofi pasteur S.A. (“Sanofi”)) pursuant to which Sanofi received an exclusive license to research, develop and manufacture influenza vaccines based on the Company’s PER.C6 technology. Under the terms of the agreement the Company is obliged to provide research and development. In addition, the Company is entitled to milestone payments, annual minimum royalty payments, research and development funding, and royalties upon the development of a PER.C6-based influenza vaccine. The Company retains the commercialization rights in Japan, whereby the Company can request Sanofi to supply finished vaccine products to the Company, where royalties will be due to Sanofi. Due to the Company’s continuing performance obligations related to the novel use of its technology during the development period, the up-front license fee has been deferred and will be recognized as revenue ratably over the estimated development period of three years. Minimum annual royalties during the development period, which are creditable against future royalties, are recognized as revenue when earned. Milestones, related to scientific and technical achievements are recognized as revenue when the milestone is obtained. Service fees for work performed under the collaboration agreement are recognized when earned.

Note 11.   Defined Contribution Plan

The Company maintains a defined contribution plan in The Netherlands whereby participants may contribute up to 12% of their pre-tax base salaries, subject to certain limitations. The Company makes a matching contribution equal to 100% of an employee’s pre-tax contributions. The contributions to the plan were €866, €1,032 and €761 for the years ended December 31, 2005, 2004 and 2003, respectively.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 12.   Revenues

The table below reflects the geographical composition of revenues for the years ending December 31, 2005, 2004 and 2003.

	Year ended December 31,
	2005	2004	2003
Europe	€13,519	€10,042	€2,310
North America	23,574	12,535	5,051
Asia and Middle East	476	45	63
	€37,569	€22,622	€7,424

The Company had 3 individual customers whose respective accounts receivable balances represented 45% and 67% of the Company’s total accounts receivable balance as of December 31, 2005 and 2004 respectively.

Note 13.   Income Taxes

The Netherlands domestic statutory tax rate is 31.5% for 2005, and 34.5% for 2004 and 2003. At the end of 2005, The Netherlands government enacted a tax rate reduction. As a result of this change in law, The Netherlands statutory tax rate will be reduced to 29.6% in 2006 and 29.1% in 2007. Furthermore the Netherlands government intends to reduce the statutory rate to 26.9% as of 2007. No certainty exists whether the intentions from the government will be executed.

The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and benefit based on the domestic tax rate, is as follows:

	Year ended December 31,
	2005	2004	2003
Income tax benefit based on domestic rate	€(4,891)	€(7,360)	€(8,069)
Reconciling items:
Stock option compensation expense	1,535	2,295	325
Timing difference revenue recognition	(1,716)	(1,466)	2,674
Difference amortization expense	463	678	459
Other	—	—	(51)
Income tax benefit	(4,609)	(5,853)	(4,662)
Valuation allowance	4,609	5,853	4,662
Provision for income taxes	€—	€—	€—

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 13.   Income Taxes (Continued)

Deferred tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for tax and financial reporting purposes. Temporary differences and tax loss carry forwards, which give rise to deferred tax assets and liabilities, are as follows:

	December 31,
	2005	2004
Deferred tax assets/(liabilities):
Tax loss carry forwards	€30,181	€29,589
Accrued compensation and related benefits	52	362
Deferred revenue	873	2,915
	31,106	32,866
Valuation allowance	(31,106)	(32,866)
Net deferred tax assets	€—	€—

The temporary differences in the table above are calculated by taking the temporary differences between amounts of assets and liabilities for tax and financial reporting differences and tax effecting such amounts using the enacted tax rates when the temporary differences are expected to turn around and the tax loss carryforwards are expected to be realized. The enacted tax rates used are 29.1% and 31.5% at December 31, 2005 and 2004, respectively.

The Company has tax loss carry forwards of €103,714, €85,766 and €68,802 at December 31, 2005, 2004 and 2003 respectively. The Company has evaluated evidence impacting the realizability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Company’s history of net losses and concluded that it is more likely than not that the full benefits of these tax loss carry forwards will not be realized in the near term. Accordingly, the Company recorded a valuation allowance equal to 100% of the net deferred tax asset balance at December 31, 2005, 2004 and 2003.

Tax losses may be carried forward indefinitely and offset against future taxable profits. On January 1, 2001, a bill was enacted that may limit the ability to offset losses against future profits when the beneficial ownership of a company changes. This new law could limit the Company’s ability to realize the benefits of its tax loss carry forward in the future.

Note 14.   Significant Customers

A summary of significant customers based on a percentage of total revenues is a follows:

	2005	2004		2003
Customer A	25%	23%		17%
Customer B	23%	26%		(*	)
Customer C	12%	(*	)	(*	)
Customer D	12%	(*	)	(*	)
Customer E	(* )	(*	)	15%
	72%	49%		32%

(*)          Revenue less than 10% of total revenues.

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 15.   Quarterly Financial Data (unaudited)

The following is a summary of the condensed quarterly results of operations for the fiscal years ended December 31, 2005 and 2004.

	Fiscal year 2005 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€5,960	€10,098	€9,450	€12,061
Loss from operations	(5,700)	(3,906)	(4,338)	(3,782)
Net loss before provision for income taxes	(5,288)	(3,403)	(3,649)	(3,185)
Net loss	(5,288)	(3,403)	(3,649)	(3,185)
Net loss per share basic and diluted	(0.14)	(0.09)	(0.09)	(0.08)

	Fiscal year 2004 (unaudited)
	Q1	Q2	Q3	Q4
Revenues	€4,005	€8,015	€4,098	€6,504
Loss from operations	(7,396)	(2,476)	(5,857)	(6,997)
Net loss before provision for income taxes	(7,047)	(2,043)	(5,475)	(6,766)
Net loss	(7,047)	(2,043)	(5,475)	(6,766)
Net loss per share basic and diluted	(0.19)	(0.06)	(0.15)	(0.18)

Note 16.   Subsequent events (unaudited)

On December 1, 2005 the Company entered into the Transaction Agreement with Berna Biotech AG (“Berna”), an established Swiss company with more than 100 years experience in the field of vaccines, pursuant to which the Company offered to exchange each Berna share into 0.447 newly issued Crucell shares, with a par value of €0.24 each. The exchange offer was pre-announced on December 1, 2005 and the public offer prospectus in accordance with Swiss take-over law was published on December 15, 2005. The exchange offer remained open for 25 SWX Swiss exchange trading days, until January 20, 2006 16.00 hours. On January 23, 2006 the Company declared the exchange offer successful, as 73.9% of the outstanding shares were offered for exchange. The Company announced an additional acceptance period of 10 SWX Swiss exchange trading days, starting January 26 2006 until February 8, 2006. During this period an additional 22.66% of outstanding shares were tendered, resulting in 96.56% shares offered for exchange.

On February 22, 2006, Crucell acquired approximately 97 percent of the outstanding common shares of Berna. The results of Berna’s operations will be included in the consolidated financial statements as of that date.  Crucell and Berna bring complementary resources and strengths which the Company believes will result in the creation of one of the leading independent vaccines companies in the world, with a fully integrated infrastructure for in-house development, production and marketing.

The aggregate purchase price was approximately €363,500, including approximately €9,000 acquisition related expenses. The acquisition of the shares is fully paid in common stock valued at €20.94. The value of the 16,930,762 common shares issued was determined based on the average market price of Crucell’s common shares over the period including two days before and after the terms of the acquisition were agreed to and announced. The Company is in the process of

CRUCELL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(amounts in thousands of euro, except share data)

Note 16.   Subsequent events (unaudited) (Continued)

obtaining third-party valuations of all assets acquired, and liabilities assumed, therefore no information on purchase price allocation and opening balance sheet information can be provided. The purchase price allocation is expected to be completed in the beginning of the third quarter of fiscal 2006.

The Company plans to divest Rhein Biotech GmbH in a cash transaction. Rhein Biotech GmbH is part of Rhein Biotech N.V. a company 93% owned by Berna Biotech AG. Under the terms of the planned acquisition, Dynavax will pay approximately €10 million (US$12 million) in cash in exchange for 100% of Rhein Biotech GmbH’s shares. The transaction will need to be approved by Rhein Biotech N.V. shareholders. On the basis of the currently available information Crucell has undertaken to procure that Berna Biotech AG votes in favour of the divestiture of Rhein Biotech GmbH. The transaction is anticipated to close in the second quarter of 2006.

On April 5, 2005 the Company announced that it has reached agreement on the sale of all its shares in the veterinary pharmaceuticals production company Dr. E. Gräub AG. Dr. E. Gräub AG will become a subsidiary of VETINVEST GmbH, a German company investing in the field of veterinary medicines. Dr. E. Gräub was fully owned by Berna Biotech AG. The Company decided to sell this holding, which employs 40 people, as production and sales of veterinary medicines are not among its core activities. The transaction will be formally concluded immediately upon approval by the competent competition authorities.

On April 12, 2006 the Company announced that it obtained more than 98% of all issued shares of Berna Biotech, and that the Company has filed for the cancellation of the remaining minority held shares in exchange for the consideration offered in the public exchange offer. This step is in line with previous announcements and the goal of fully integrating the two companies. The procedure, which is governed by the Swiss Act on Stock Exchanges and Securities Trading, is expected to last several months. Berna Biotech shares will be delisted from the SWX Swiss Exchange upon completion of the cancellation procedure.