Form 20-F/A
period 2005-12-31
CRUCELL NV
filed 2006-06-30
CIK 1126136

As filed with the Securities and Exchange Commission on 30, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0288 Expires: September 30, 2007 Estimated average burden hours per response... 2631.00

FORM 20-F/A

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

PART III

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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Crucell N.V.
By:	RONALD H. P. BRUS	By:	LEONARD KRUIMER
	Ronald H. P. Brus		Leonard Kruimer
	Chief Executive Officer		Chief Financial Officer

Date: June 30, 2006