Form 20-F/A
period 2005-12-31
CRUCELL NV
filed 2006-07-06
CIK 1126136

As filed with the Securities and Exchange Commission on July 6, 2006

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or l5(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes   ☐ No

EXPLANATORY NOTE TO FORM 20-F/A

This note is to certify that in the previously filed 20-F and 20-F/A, 3 documents, being the Exhibits 12.1, 12.2. and 13.1, were inadvertently filed incorrectly. The omission has been corrected in this filing 20-F/A. This filing contains all documents, whereas the previous filings of  June 29 and June 30, 2006 contained separately the text and the Exhibits to the 20-F.

We certify that no other amendments have been made to the contents of the 20-F file and that this Amendment is solely meant to correct the above mentioned omission.

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

Hepavax-Gene ..   The active substance of this monovalent recombinant hepatitis B vaccine is HbsAg which is no longer protected by patent in Europe and most countries in the rest of the world. The Supplementary Protection Certificates with respect to Hepavax-Gene are still valid in Sweden, Italy, and France. However, we are not currently considering western European countries for product registration and marketing. The production technology is based on our proprietary Hansenula polymorpha expression technology.

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

CRUCELL N.V.
By:	/s/ RONALD H. P. BRUS	By:	/s/ LEONARD KRUIMER
	Ronald H. P. Brus		Leonard Kruimer
	Chief Executive Officer		Chief Financial Officer

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