Form 20-F
period 2006-12-31
CRUCELL NV
filed 2007-06-13
CIK 1126136

As filed with the Securities and Exchange Commission on June 13, 2007

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0288 Expires: September 30, 2007 Estimated average burden hours per response... 2631.00
FORM 20-F

(Mark One)

☐   Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒  Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

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

Archimedesweg 4-6, 2333 CN Leiden, The Netherlands

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares,	Nasdaq Global Market
each representing one ordinary share,
par value € 0.24

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

64,802,325 Ordinary Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  ☒ Item 17  ☐ Item 18

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

During 2006 we acquired the business of Berna Biotech AG (Berna Biotech), SBL Vaccin AB (SBL) and Berna Products Corp. (BPC).

For more information on Berna Biotech, including their historical financial statements, you can visit their website at http://www.bernabiotech.com. For more information on SBL you can visit their website at http://www.sblvaccines.se. The contents of these websites are not incorporated by reference into this annual report.

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

OTHER

We are the owner of over 150 registered trademarks. The most important of these are: Crucell®, Berna®, the Berna and Crucell logos, ChromaGenics®, Aerugen®, Te Anatoxal Berna®, Di Anatoxal Berna®, Di Te Anatoxal Berna®, Epaxal®, Epaxal Berna®, Inflexal®, Inflexal Berna®, Vivotif®, Vivotif Berna®, Hepimmune® and Flavimun®, PER.C6®, AdVac®, MAbstract® and STAR™. In addition we hold rights to use certain trademarks that are owned by our partners, such as Quinvaxem™ from Chiron. All other trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners. Crucell N.V. and its subsidiaries own a number of additional trademarks, including registered trademarks, that are not referenced in this report.

PART I

Item 1.                        Identity of Directors, Senior Management and Advisors

This item is not applicable.

Item 2.                        Offer Statistics and Expected Timetable

This item is not applicable.

Item 3.                        Key Information

Selected Financial Data

The following tables show the selected financial data under IFRS for the years ended December 31, 2004 through 2006 and the selected financial data under US GAAP for the years December 31, 2002 through 2006.

Our consolidated financial statements, and the notes thereto, as of and for the years ended December 31, 2006, 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as endorsed by the European Union (“EU”) and effective for each of the reporting years. There is no difference between IFRS as applied to Crucell and IFRS as issued by the International Accounting Standards Board (“IASB”).

This is the first time our financial statements included in Form 20-F are prepared in accordance with IFRS. For the years prior to 2006, we prepared our financial statements, as included in form 20-F, in accordance with accounting principals generally accepted in the United States (“US GAAP”), which differs in certain significant respects from and is not comparable with IFRS. For a description of the principal differences between IFRS and US GAAP as they relate to our consolidated financial statements, see note 6 to our financial statements.

In April 2006, we published our 2005 Annual Report as required under Dutch law.  In that document, we presented our financial statements as of and for the years ended December 31, 2005 and 2004 prepared in accordance with IFRS.

When we adopted IFRS for the first time, pursuant to IFRS 1, we elected to use the following exemption:

•       Business combinations that were recognized before January 1, 2004 were not restated to IAS 22/IFRS 3 “Business Combinations”.

The selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects”, our audited historical financial statements and accompanying notes that are included elsewhere in this annual report.

IFRS selected financial data

	Years ended December 31,
	2006	2005	2004
	(In thousands of Euro, except share data)
Consolidated Income Statement Data:
Revenues
Product sales	103,918	—	—
License fees	16,955	20,848	12,429
Service fees	10,694	11,881	5,712
Total revenues	131,567	32,729	18,141
Cost of goods sold	(90,489)	(7,156)	(5,644)
Other operating income	9,356	4,840	4,481
Operating expenses:
Research and development	(67,606)	(34,048)	(23,676)
Selling, general and administrative	(47,199)	(13,689)	(16,819)
Restructuring	(3,120)	—	—
Impairment	(30,416)	—	—
Total Operating expenses	(148,341)	(47,737)	(40,495)
Operating loss	(97,907)	(17,324)	(23,517)
Financial income	13,453	2,322	1,789
Financial expenses	(11,706)	(131)	(394)
Result investments associates and joint ventures	(1,956)	(455)	(704)
Loss before tax	(98,116)	(15,578)	(22,826)
Income tax	(10,551)	—	—
Loss for the year	(87,565)	(15,578)	(22,826)
Net loss per share—basic and diluted	(1.53)	(0.39)	(0.63)
Weighted average shares outstanding—basic and diluted	57,064,034	39,852,064	36,382,662

	As of December 31,
	2006	2005	2004
	(in thousands of Euro, except for number of employees)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	157,837	111,734	76,711
Total current assets	317,071	131,038	84,155
Total assets	653,215	169,737	101,015
Liabilities and shareholders’ equity:
Total shareholders’ equity	497,300	137,609	80,659
Total non-current liabilities	65,663	9,380	5,583
Total current liabilities	90,252	22,748	14,773
Total liabilities and shareholders’ equity	653,215	169,737	101,015
Number of employees	1,073	282	210

US GAAP selected financial data

	Years ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of Euro, except share data)
Consolidated Income Statement Data:
Product sales	103,918	—	—	—	—
License fees	16,955	20,848	12,429	4,800	6,664
Service fees	10,694	11,881	5,712	404	—
Government grants and other	9,356	4,840	4,481	2,220	2,911
Total revenues	140,923	37,569	22,622	7,424	9,575
Cost of goods sold	90,489	7,156	5,644	399	—
Operating expenses	196,429	48,139	39,704	33,517	68,231
Operating loss	(145,995)	(17,726)	(22,726)	(26,492)	(58,656)
Net loss	(138,405)	(15,525)	(21,331)	(23,386)	(55,670)
Net loss per share—basic and diluted	(2.43)	(0.39)	(0.59)	(0.65)	(1.57)
Weighted average shares outstanding—basic and diluted	57,064,034	39,852,064	36,382,662	35,920,626	35,547,635

	As of December 31,
	2006	2005	2004	2003	2002
	(in thousands of Euro)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	157,837	111,734	76,711	87,210	110,645
Total current assets	316,679	131,038	84,155	99,753	113,576
Total assets	623,838	169,543	98,667	113,744	128,956
Liabilities and shareholders’ equity:
Total current liabilities	89,403	15,977	14,773	11,716	12,799
Total non-current liabilities	60,984	16,151	5,583	11,045	5,649
Total shareholders’ equity	473,451	137,415	78,311	90,983	110,508
Total liabilities and shareholders’ equity	623,838	169,543	98,667	113,744	128,956

Exchange Rate Information

The following table sets forth, for the years indicated, the high, low, average and year-end noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rates”) expressed in Euros per USD 1.00.

Year ended December 31,	High	Low	Average(1)	End of Period
	€	€	€	€
2002	1.16	0.95	1.06	0.95
2003	0.97	0.80	0.89	0.80
2004	0.85	0.73	0.81	0.73
2005	0.86	0.73	0.80	0.84
2006	0.84	0.75	0.80	0.76

(1)          The average of the Noon Buying Rates on the last business day of each month during the period indicated.

The following table sets forth, for the previous six months, the high and low Noon Buying Rates expressed in Euros per USD 1.00.

	High	Low
	€	€
December 2006	0.76	0.75
January 2007	0.77	0.75
February 2007	0.77	0.75
March 2007	0.76	0.75
April 2007	0.75	0.73
May 2007	0.75	0.73

On June 1, 2007 the Noon Buying Rate was USD 1.00 = EUR 0.74. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

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

Risks related to our Company

We have a history of net losses and we may not achieve or maintain profitability.

We have incurred net losses since our incorporation. At December 31, 2006, we had an accumulated deficit of € 247.9 million. We expect to have net losses in the foreseeable future and neutral operational cash flow in 2007. Achieving profitability will depend, in part, on:

•       the rate of growth, if any, in our product sales and licensing revenues;

•       our ability, in the longer term, to obtain approval for current pipeline products and to develop potential products either on our own or through partnerships, collaborations or strategic alliances; and

•       the level of our expenses.

We may never generate sufficient revenues to achieve profitability. Growth of our revenues is dependent on expanding current product sales, obtaining approval of the products in our pipeline, the success of our technologies—in particular, PER.C6—and on our success and that of our licensees in developing commercially successful products based on our technologies. Revenue growth related to our existing products may be dependent on factors beyond our control as discussed below under “—Our products may fail at any stage of development or after market introduction due to factors beyond our control.”  Further, we do not have control over the ability of our licensees to develop commercially successful products based on our technologies. We expect to continue to invest in research and development to enhance our technologies and develop potential products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We have used substantial capital in our business in the past, and we may need to raise additional capital in the future. If we do not raise this additional capital, we may have to scale back certain research and development activities.

In the past, we have had to raise additional funds to continue the research and development of our technologies and potential products. In this regard, on May 10, 2005, we raised net proceeds of  € 50.1 million in a private offering of our ordinary shares priced at € 14.50 per share. The capital raised from this private offering supported the acceleration of our product development with new opportunities especially in the field of antibodies and therapeutic proteins. To make acquisitions, we have raised additional capital and issued new shares. In this regard, on February 22, 2006, we issued 16.7 million ordinary shares in connection with our acquisition of shares of Berna Biotech. In addition, in November 2006, we raised gross proceeds of € 80 million in a private offering of our ordinary shares priced at € 17.50 per share. The proceeds were used to fund the acquisition of SBL and BPC and repay outstanding mortgage loans previously incurred by Berna Biotech.

We expect that our future capital requirements will continue to be substantial. Changes may occur that would consume available capital resources significantly sooner than we currently expect. We may seek additional funding through public or private financing, strategic alliances or other arrangements. We may not have access to additional financing and, if we do, it may not be on favorable terms. If we fail to raise sufficient funds, we may have to reduce our capital expenditures, scale back our development of new potential products, reduce our workforce and license potential products or technologies to others that we otherwise would seek to commercialize ourselves.

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

•       the timing of sales and shipments of our existing products;

•       the timing and recognition of payments related to license agreements and collaboration arrangements; and

•       general and industry specific economic conditions, which may affect product sales and may also affect our own and our licensees’ research and development expenditures.

A large portion of our expenses is relatively fixed, including expenses for personnel, facilities and equipment. If revenues do not grow as anticipated, we may not be able to correspondingly reduce our operating expenses and will suffer losses accordingly. In addition, we expect to increase our research costs in 2007, which may increase our operating expenses in the foreseeable future. Due to the possibility of fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our operating results may not always be a good indication of our future performance. Our operating results in some periods may not meet the expectations of stock market analysts and investors. In that case, the price of our ordinary shares and ADSs would probably decline.

Our results fluctuate as a result of seasonality in our business, particularly with respect to our flu vaccine product.

Our influenza vaccine, Inflexal, accounts for a significant proportion of net sales from our vaccines business. The market for flu vaccines is extremely seasonal. There is a narrow window of time for production, regulatory approval and marketing of flu vaccines. Possible delays in stock availability or marketing of the Inflexal vaccine could have a significant negative effect on us, since a majority of the distribution and sales occurs during only a few weeks in the third and/or fourth quarter of every year. Potential delays in any step of the regulatory approval, production and marketing process could result in a significant sales reduction for us. In addition, the antigen necessary to produce influenza vaccine is in limited supply, and we generally rely on a single source for our supply of this antigen. Any interruption or delay in our antigen supply could have a materially adverse effect on our sales of Inflexal and negatively impact our earnings and financial position.

We may be unable to make desirable acquisitions or to integrate successfully any business we acquire.

Our future success may depend in part on the acquisition of business or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining financing or in issuing our own securities as payment in acquisitions. We expect any acquisitions we undertake would be expected to result in future growth benefits, cost savings and other benefits. However, our ability to successfully realize these benefits and the timing of their realization may be affected by a variety of factors, including:

•       the challenges of integrating the businesses, management teams and workforce of the two companies;

•       unexpected events including major changes in the vaccine industry; and

•       aligning new priorities.

Given these and other risks related to the combination of Crucell and any business we acquire, there can be no assurance that the benefits we expect from any combination will be realized. If the expected benefits of any combination we undertake are not or only partially realized, our business, financial condition and results of operations may be materially and adversely affected.

Our products may fail at any stage of development or after market introduction due to factors beyond our control.

There are inherent risks in the business of biotechnological development and production in connection with the development of biological products. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process, and there is a significant risk of failure at each stage of the process, should issues arise with respect to the efficacy or safety of a product. In particular, pre-clinical and early clinical studies cannot ensure efficacy for humans, and human studies are thus required for vaccine development. Such studies may, however, fail to prove the efficacy of the product candidates and are at constant risk of suspension for posing unreasonable health risks. There can be no assurance that any product candidate in our pipeline will either reach or successfully complete the clinical research process. Although a number of our products have reached late stage of development and offer a reasonably high probability of success relative to earlier stage products, the chances of failure remain significant. We have had products fail at this stage of development in the past. Any or all of our current late-stage products could fail to be proved sufficiently safe or effective to be brought to market or could fail to receive necessary regulatory approvals. Such failures could have a material adverse effect on our business and prospects.

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

Development of products requires significant investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior to their commercial distribution. To a certain extent, we are dependent on the research and performance of third parties to bring potential products to market. Certain potential products entered clinical trials during 2006, including our candidate vaccines against ebola, malaria, Tuberculosis (TB) and West Nile Virus, as well as our antibody “cocktail” against rabies. We and our licensees must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their potential products. Our research and development or that of our licensees may not establish that our technologies or our or their potential products are safe and effective, in which case regulatory authorities may not approve them. Further, our government and university licensees and collaborators may have goals, such as academic publication or data collection, that are not solely focused on producing marketable products. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees operate may further limit our and their ability to develop commercially successful products.

If our licensees or partners do not continue to use our potential products, PER.C6 technology or our other technologies, or if they terminate their agreements with us, we will earn less or no revenue from our agreements with them.

License, service and manufacturing revenues and government grants from our potential products, PER.C6 and other technologies have accounted for a substantial portion of our revenues to date and we expect that they will continue to comprise a significant portion of our revenues for the foreseeable future. If our current or prospective partners or licensees do not continue to use our potential products or technologies, or if they terminate their relationship with us, we may not be able to continue to realize the revenues related to those partners or licensees. In particular, our current or prospective licensees or partners may use or develop alternative technologies or develop competing products or potential products independently or in collaboration with others, including our competitors. If any of our licensees or partners become involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not routinely require them to dedicate resources to developing and distributing commercial products based on our technologies. Furthermore, our licensees or partners may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements with other parties to replace those agreements. During 2006, existing licenses with eight licensees were not renewed.

We are dependent on a small number of products for a majority of our revenues and expect this dependence to continue for the foreseeable future.

We are dependent on a small number of products that account for the majority of our revenues. By the end of 2006 year our core product portfolio contains of six vaccines, namely Quinvaxem, Hepavax-Gene (Paediatric vaccines), Inflexal (Influenza), Dukoral, Epaxal and Vivotif (Travel vaccines). The aggregated revenues for our core product portfolio amount to € 91,664 in 2006 and represent 88.2% of our total product sales. In particular, we will be dependent on sales of Quinvaxem and Inflexal.

If these products were to become subject to any problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if new, more effective treatments should be introduced, we could experience a significant decrease in revenues and an adverse effect on our financial results.

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

Our licensees may dispute the scope of the licenses that we have granted them, which could negatively affect our relationships with them and other licensees and our ability to grant additional licenses to other companies. In addition, a recent U.S. Supreme Court decision has established that a party need not break or terminate a license agreement before seeking a court judgment that the patents underlying the license agreement are not valid, not enforceable or not infringed. Some commentators in the intellectual property field have expressed the opinion that, due to this decision, patent challenges by licensees in general will increase. If, in the future, we become subject to additional patent challenges, it would cause us to have to expend greater resources defending such challenges. Challenges decided adversely to us could cause us to forego royalty payments which could have a material adverse effect on our business, financial condition and results of operations.

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

An inability to attract and retain qualified personnel could adversely impact our business.

We may not be able to recruit and retain the qualified personnel necessary to develop our core technologies and potential products and execute our business plan. There is currently a shortage of skilled executives, scientific personnel and intellectual property and regulatory experts in our industry, particularly in the markets in which we operate. We believe this shortage is likely to continue. As a result, competition for skilled personnel is intense. Competition for experienced executives, scientists, developers and manufacturers of pharmaceutical products, and other experts from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms or may significantly increase our labor costs. The inability to attract and retain highly skilled personnel on acceptable terms could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may encounter difficulties in managing our growth. These difficulties could increase our losses.

We have experienced rapid and substantial growth and may continue to experience such growth in the future. This growth may be organic or through the acquisition of other companies or entities, and such growth will continue to place a strain on our human and capital resources. The aggregate number of full-time equivalent employees was  282 at December 31, 2005. Mainly due to the acquisition of Berna Biotech AG and SBL Vaccin Holding AB in 2006 our total head count increased to 1,073 employees at December 31, 2006. In addition, we will need to continue to expend funds to manage our operations and growth effectively. We will also need to continue to expend funds to attract and retain sufficient numbers of talented employees. If we do not have sufficient revenues to address these issues and otherwise make adequate expenditures, we may not be able to manage our growth effectively. If we are unable to manage our growth effectively, our losses could increase.

A number of our research and product development programs depend on access to biological materials without which we would be unable to conduct certain research and development.

To continue to develop our core technologies and potential products, we will need access to biological materials, such as virus and tissue samples, which may be in limited supply. If we lose or do not obtain access to appropriate biological materials, or if tighter restrictions are imposed on their use or on information generated from them, we could be restricted or prevented from conducting certain research and product development. In addition, government regulations could result in restricted access to, or use of, human and other biological material samples.

We require a reliable supply of crucial materials for the production of our products and for our serum-free medium. Some of these supplies are provided by a limited number of third-party suppliers and some of these supplies we produce or are planning to produce ourselves. Any interruption in certain supplies would interrupt our production and ability to conduct research and product development.

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

In addition, we rely at least in part on third-party suppliers including CSL and Novartis for the supply of crucial materials for the production of some of our marketed products or those under development, including starting materials as well as antigens present in the final product. This includes, but is not limited to, the supply of A-Singapore flu antigen for the production of the currently marketed hepatitis A vaccine Epaxal, flu antigen for the production of the currently marketed flu vaccine Inflexal and DiTeWPHiB antigen for the currently marketed pentavalent vaccine Quinvaxem. Any interruption or termination of these supply relationships may have adverse effects on our ability to produce and supply these products as well as on our ability to launch new products in development and thus on our overall results.

For example, we currently source our supplies of A-Singapore flu antigen used in the production of our Hepatitis A vaccine Epaxal from Novartis. Concurrently, we are planning to produce this antigen at our production facility in Berne, Switzerland, beginning in early 2008. A significant shortfall of the supply of the antigen before December 31, 2007, when our agreement with Novartis for the supply of this antigen terminates, may have a material adverse effect on our ability to produce Epaxal. Likewise, if a delay in commencement of our own planned production of the antigen were to occur after our agreement with Novartis expires, and we were not able to find an alternative source for the antigen, this may have a material adverse effect on our ability to produce Epaxal.

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

The manufacture and distribution of our products is technically complex. Supply interruptions, product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition.

Our products are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes as well as strict company and government standards for the manufacture of our products subject us to production risks. For example, during the manufacturing process, defects in equipment or infrastructure may generate production delays. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Our vaccine products in particular are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent to the aseptic processing of biological materials at this stage. Vaccine components cannot be sterilized nor can conservative agents be added to the manufactured vaccine. If our products were to be contaminated by micro-organisms, it could result in the rejection of entire batches of finished vaccine, which would result in lost sales and possibly product recall, if contaminated vaccines have been shipped to customers.

Most of our products must be stored and transported at temperatures within a certain range, which is known as “strict cold chain” storage and transportation. If these environmental conditions deviate, our products’ remaining shelf-lives could be impaired or their efficacy and safety could even become so impaired that they are no longer suitable for use. Further, most of our products are subject to additional testing upon receipt, both by our customers and by governmental agencies that regulate drugs in the markets in which we sell our products. Due to significant lab-to-lab variability of certain type of tests, in particular tests on biological products such as ours, batches of products may not be cleared by customers or these agencies, despite our having successfully tested them at the end of the manufacturing process. Failed tests may of course lead to customers rejecting delivery of the product or government agencies not releasing the product for marketing.

The occurrence or suspected occurrence of production, distribution and testing difficulties can lead to lost inventories, and in some case product recalls, with consequential reputational damage and the risk of product liability. See “—We may have significant product liability exposure, and our product liability insurance may be inadequate to cover product liability or other claims against us”. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and the delay of new product launches.

We rely on our manufacturing facilities in Korea to produce all of our supplies of Quinvaxem, and any events or disputes concerning that facility that interrupt, reduce or terminate production there may harm our business.

Our manufacturing facility in Korea is our sole source of our supplies of our Quinvaxem vaccine. As such, we are vulnerable to any event there that interrupts, reduces or slows our production of Quinvaxem. For example, we could experience natural disasters such as floods or storms or work slow-downs or work stoppages by our employees. In addition, we lease the property on which our factory is build from our landlord, Green Cross Holdings Corp under a lease that expires in 2010, and which can be extended for an additional five years at our election. We are the only party entitled to terminate the lease. Our landlord also provides our utilities, such as access to water and electricity, at the site.

We have been notified that our landlord will have to surrender a portion of the land on which our Korean facility sits to the local and regional authorities due to construction of a light railway, a subway line extension and a transfer station between those two transit lines. Our landlord plans to vacate the property by the end of 2008 and has advised us they will stop providing utilities to us at that time. We are currently engaged in negotiations with the local and regional authorities to determine the exact impact of the construction projects on our facilities as well as the exact nature of the compensation we are to receive. While we may be entitled to at least partial compensation for any of our leasehold which the authorities condemn, our predecessor signed certain waivers in relation to the right to receive such compensation, as a condition to receiving permission to build the facilities. At the time the facilities were constructed, the authorities had made these construction projects part of their longer-term plan for the local area’s infrastructure. We may not be able to successfully challenge these waivers in court and, in turn, may not be legally entitled to full compensation for any condemnation by the authorities.

Currently, we plan to modify our facilities in order to allow enough land to be surrendered to the authorities in order to allow for the construction projects to take place. We also plan to apply for permits that will permit us access to utilities in our own right. We cannot guarantee that we will be granted these permits, nor can we assure you that any compensation we receive from the authorities will be sufficient to cover all of our expense that arise due to this construction.

If our lease were terminated or we were otherwise forced to leave the land, we would have to manufacture Quinvaxem at another of our facilities, build another facility to manufacture Quinvaxem or find a third party to manufacture the vaccine. We would incur substantial costs if we were to have to either move production to a different facility or build a new facility without necessarily being compensated for those expenses. Further, there is no guarantee that we could find a suitable third party to manufacture our vaccine or that if we did find one, we could enter into an agreement with them on favorable terms or at all. If we were to suffer any interruption, including a permanent one at our Korean facility, this would reduce our sales of Quinvaxem, may increase our expenses and, in turn, have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that our licensing or other agreements are not in breach of applicable competition laws and will not be considered void.

In the past, we have not notified the European Commission competition authorities of any of our licensing or other agreements or sought clearance from any other competition authority. We take the view that these agreements are unlikely to be found to infringe European Union or other applicable competition regulations. It is possible, however, that our current or future similar agreements could be found to infringe applicable competition regulations. In this event, among other things, we may be subject to fines, claims of damages and our licensing or other agreements may be considered void and unenforceable. Under the 2004 Technology Transfer Block Exemption Regulation, or the Regulation, in the European Union we may be required to review and possibly amend existing license and technology transfer agreements in the future. For example, if certain market share thresholds will or have been reached in the relevant markets by those third parties that use our technologies to produce their products, the Regulation may require us to revise our agreements with those parties to ensure the agreements are in compliance with European competition law. This review process may be costly and time consuming and may require renegotiation of certain portions of our licenses and other agreements, but we do not expect this process to have a material adverse effect on our license portfolio or results of operations.

Potential patent disputes with GlaxoSmithKline, if decided adversely to us, could cause us to lose a significant share of our future revenues.

Berna Biotech’s subsidiary Green Cross Vaccine Corporation, currently operating under the name Berna Biotech Korea Corp., and our partner Novartis, lodged oppositions against a patent of GlaxoSmithKline (GSK) in Korea. The patent is concerned with multivalent vaccine formulations, such as our pentavalent vaccine Quinvaxem which is registered in Korea. In response to the opposition, the patent was revoked by the Korean Intellectual Property Office in December 2004 on the grounds that the subject-matter claimed in the patent lacks novelty. GSK appealed that decision before the Korean Patent Court. After a hearing which took place in April 2006, the Korean Patent Court dismissed the appeal in June 2006. GSK has appealed this decision. If the Korean Supreme Court were to reverse the decision of the Patent Court and if GSK were to decide to enforce its patent, Berna Biotech Korea Corp. could be found to have infringed or be infringing the patent. If we are found to be infringing, we may be forced to suspend, or even cancel, our commercial activities with this vaccine. As a consequence we would lose revenues and our business would be adversely affected.

In addition, production of our Quinvaxem requires a particular vaccine component that may become the subject of a patent dispute between either GSK and us or GSK and our supplier of that component. The patent on that particular component, held by GSK, is currently under opposition before the European patent office and a definitive outcome on the validity of the patent is expected to take a number of years. A negative outcome of this opposition proceeding could lead to infringement proceedings between GSK and us or GSK and our supplier, although we believe that neither we nor our supplier would be held to have infringed or be infringing that patent. The outcome of legal disputes is invariably difficult to predict with accuracy, but in the event GSK were to prevail in infringement proceedings against us, this would adversely affect our business.

Risks related to our Industry

We face competition in discovering, commercializing and licensing new technologies from biotechnology firms in Europe, the United States and elsewhere. This competition may limit our ability to derive revenues from our technologies and development programs.

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

Like other manufacturers active in the biopharmaceutical industry, we may be exposed to product liability and other claims if third parties allege that our technologies, potential products or future products have caused harm. If a third party successfully sues us for an injury caused by our products, potential products or products developed using our technologies, our liability could exceed our total assets. This risk may be more pronounced in the case of the prophylactic vaccines, which constitute our marketed products, than with respect to other pharmaceutical and medicinal products generally. Suits against us arising out of clinical trials may increase as more licensees utilize our technologies or potential products, thereby lessening our control over the manner of use of such technologies and potential products. We maintain product liability insurance in respect of all marketed products. We may seek to obtain additional product liability insurance in the future, though such additional insurance may be prohibitively expensive, or may not cover all of our potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or if we are otherwise unable to protect ourselves against potential product liability claims, this could prevent or inhibit the commercialization of products that we or our licensees develop. We are currently involved in a small number of product liability cases related to products that our subsidiary Berna Biotech marketed in the past. While we cannot predict the outcome of these cases, we do not believe that, if decided against us, any of these matters would have a material adverse effect on our business, financial condition or results of operations.

If ethical, legal and social issues related to the use of genetic technology, human-based materials and pre-clinical and clinical  testing negatively affect regulatory approval, patentability or market acceptance of our core technologies and of the products developed using these technologies, we would not be able to generate revenues from those products or our technologies.

The use of genetic technology and materials derived from human fetal tissue, such as PER.C6 technology, raises many ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of its technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products (such as stem cells or genetically modified foods or organisms) could result in greater governmental regulation of its existing technologies and potential regulatory delays relating to the testing or approval of Crucell’s own or its licensees’ potential products. Any of these factors could generate negative publicity or other adverse consequences regarding its business or industry, and could reduce or eliminate the potential markets for for its own or its licensees’ potential products.

We cannot be certain that we will be successful in public tenders to provide national governments and supranational organizations with our vaccine products.

For the sale of our paediatric vaccines, we rely to a considerable extent on the public markets, which typically operate via a tender system. In a tender system, national governments or supranational organizations request proposals for the terms under which a vaccine manufacturer will provide a large quantity of one or more vaccines. The award of the tender is typically based on a number of factors, including price and other non-financial attributes such as supply reliability and quality. The tender is often for a period of one or more years, meaning that only the chosen manufacturer will be permitted to supply the subject vaccine for that length of time. Failure to win a tender therefore, may cause us to be ineligible to supply the relevant national government or supranational organization for one or more years, and in turn, have a material adverse effect on our business, results of operations and financial condition.

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

Regulatory bodies such as the U.S. Food and Drug Administration (FDA) and comparable authorities elsewhere, such as the European Medicines Agency (EMEA) and the European Commission, regulate the market introduction of biopharmaceutical products. In the approval process, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. The costs of pursuing and securing regulatory approval are increasing, necessitating additional regulatory compliance expenditure on our part. Required testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant, or require additional data before granting, an approval to market a product even though the product may have been approved by another regulatory authority. There can be no assurance that regulatory approvals will ultimately be obtained to manufacture and market any such product candidates in which we are, or may in the future be, interested.

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

We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts to ensure that we do not undertake activities that infringe their intellectual property rights and to monitor whether those companies’ activities may infringe our intellectual property rights. Due to the inherent imperfections of patent searching, we can never be certain that our monitoring will be exhaustive, and it is possible there may be third-party intellectual property rights of which we are not yet aware. If we determine that other companies’ technological development efforts violate our intellectual property rights, we intend to take appropriate action. We are aware of a few patents held by third parties which are potentially relevant to our past, current or anticipated activities. We believe that our current activities do not infringe any valid claims of these patents. Third parties, however, may seek to enforce patents against us and a court may find against us. Enforcing intellectual property rights against others or defending ourselves against claims of infringement can be very expensive, and any action in which we are involved could result in substantial costs and diversion of management and technical personnel and resources.

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

Risks related to the securities markets and ownership of our shares or ADSs

The protective measures included in our articles of association may prevent unfriendly action that might otherwise be in the best interests of our shareholders.

Our articles of association have, in accordance with the laws of The Netherlands, protective effects. Among other things, our articles of association provide that our Supervisory Board may make binding nominations for the election of its board members, and only a shareholders’ resolution approved by an absolute majority of the votes cast, representing more than one-third of our outstanding shares, can set the nominations aside. Furthermore under Dutch law, we may issue preference shares to a foundation, Stichting Preferente Aandelen Crucell, or the Preferred Foundation, giving it preferred dividend rights and diluting the voting rights held by the holders of the other classes of shares. The Preferred Foundation has an option to acquire a number of preference shares equal to the number of our outstanding shares. The chairman of our Supervisory Board, Jan Oosterveld, and four independent members comprise the board of the Preferred Foundation.  These and other provisions in our articles of association may have the effect of delaying, deterring or preventing unfriendly action that might otherwise be in the best interest of our shareholders or offer them the opportunity to sell their ordinary shares or ADSs at a premium over the market price. See Item 10, “Additional Information” for additional information regarding the preference shares and our articles of association.

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

Dutch law and our articles of association govern issues regarding the legal organization, internal constitution, corporate authority and the liability of members of our Management Board and Supervisory Board. Most of our offices and assets are located outside the United States. In addition, a majority of the members of our Supervisory Board, all of the members of our Management Board and management team are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. It may also be difficult to enforce a U.S. court judgment against them in a U.S. court or in a Dutch court or to enforce a Dutch court’s judgment against them in a U.S. court. This can include actions under the U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. For a more complete discussion of potential difficulties in protecting your rights, see Item 10, “Additional Information—Enforcement of Civil Liabilities.”

Our ordinary shares and ADSs may have a highly volatile trading price. You may not be able to resell your ordinary shares or ADSs at or above the price you pay for them, the ADSs may vary in value, and our share price may render us vulnerable to a takeover bid.

Our ordinary shares are listed on Euronext Amsterdam’s Eurolist by Euronext, also called the Amsterdam Stock Exchange. Our ADSs are quoted on the Nasdaq National Market. An active trading market for our ordinary shares or ADSs may not continue to develop or be sustained. The ADSs’ low closing price during 2004, 2005 and 2006 has been $ 6.38, $ 12.30 and $ 17.27 respectively, and the closing price as of June 1, 2007 was $ 22.90. The trading prices of ordinary shares of biotechnology companies in general have experienced significant volatility in the past and are likely to continue to be volatile. In addition, any negative change in the public’s perception of the prospects of biotechnology companies could depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may affect the trading price of our ordinary shares and ADSs, regardless of our performance.

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

Although we believe that we were not a “passive foreign investment company” or “PFIC” for U.S. tax purposes with respect to the year 2006 and also do not anticipate becoming a PFIC with respect to the year 2007 or thereafter, we believe that we were or may have been a PFIC with respect to the years before 2005. If we were a PFIC in the past, U.S. holders that held our ordinary shares or ADSs at any time during the years when we were treated as a PFIC and did not make a mark-to-market election or a qualified electing fund (“QEF”) election will generally continue to be subject to certain adverse U.S. federal tax rules (the “PFIC rules”), even though we later ceased to qualify as a PFIC. In order to avoid being subject to these rules in the future, affected U.S. investors may wish to make a deemed sale election with respect to our ordinary shares or ADSs. The PFIC rules are extremely complex, and U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of making the deemed sale election. See Item 10, “Taxation—Taxation of U.S. Investors—Passive Foreign Investment Company Rules.”

Item 4.                        Information on the Company

History and Development of Crucell

We are a limited liability company incorporated in The Netherlands with the legal and commercial name Crucell N.V., registered under number 28087740. We were incorporated on October 9, 2000, as the holding company for Crucell Holland B.V., formerly called IntroGene B.V., following the combination of IntroGene B.V. and U-BiSys B.V. Our principal executive office is located at Archimedesweg 4-6, 2333 CN Leiden, The Netherlands and our telephone number is +31 (0)71 519 9100. Our agent in the United States is CT Corporation, 111 Eigth Avenue, New York, New York 10011.

We concluded a share exchange offer on February 22, 2006  and at March 31, 2006 we owned 98.4% of Berna Biotech A.G. (“Berna Biotech” or “Berna”) a stock corporation (Aktiengesellschaft) under Swiss law. In September 2006, we completed the squeeze-out of the remaining shares and since then hold all outstanding Berna shares. The SWX Swiss Exchange approved Berna’s delisting, which was effected on September 18, 2006. Berna was founded in 1898 when many disease causing bacteria were being identified for the first time. Then calling itself the Swiss Serum and Vaccine Institute, the company focused on methods to harness the human immune system against these pathogens. Berna changed its name to “Berna Biotech AG” in 2001. Its registered office is at Rehhagstrasse 79, 3018 Bern, Switzerland. Its reference number is CH- 35.3.000.374-7.

In the second quarter of 2006 we sold the veterinary division of the Berna Biotech Group, which included the companies Dr. E. Gräub AG, Switzerland and Berna Veterinary AG, Switzerland to the German Vetinvest GmbH for an amount of € 5,390 in cash. In the same quarter the biopharmaceutical and vaccine manufacturer Rhein Biotech GmbH was sold to Dynavax Technologies Corporation, a U.S. based biotech company, for an amount of € 6,383 in cash. Both divestments were steps towards aligning our portfolio of activities with our strategic priorities.

Prior to its sale, Rhein Biotech GmbH was a subsidiary of Rhein Biotech N.V., which was listed on the Frankfurt Stock Exchange. Berna owned 92.7% of Rhein Biotech N.V. while external shareholders held the remaining 7.3% of shares. On December 28, 2006, Crucell squeezed-out the remaining 7.3% minority shareholders of Rhein Biotech N.V. Upon approval by the its shareholders, Rhein Biotech N.V. legally merged into Berna Rhein BV, a fully owned subsidiary of the Crucell group in exchange for 0.3 million

Crucell shares with a fair value of € 18.51 per share, resulting in a transaction value of € 6.4 million. As a result, Rhein Biotech N.V. ceased to exist and its shares were delisted at the Frankfurt Stock Exchange. With this transaction, Crucell completed the integration of the Berna Biotech.

In October 2006 we purchased, via Crucell Vaccines Inc., the assets and liabilities of Florida-based Berna Products Corp. (“BPC”) from Acambis plc for € 13.8 million, excluding transaction costs. BPC was originally established in 1990 by Berna and was formed to market Vivotif, Berna’s oral typhoid fever vaccine, in the United States and Canada. The company was acquired by Acambis in 2003. In November 2006 we acquired Stockholm-based SBL Vaccin Holding AB (“SBL”), a fully integrated independent biotechnology company, from the private equity firm 3i and the financial group SEB, for € 39.3 million in cash, excluding transaction costs. Both acquisitions provide a powerful platform for accelerated growth as an integrated biopharmaceuticals company, strengthening our travel vaccine franchise and sales capabilities.

In November 2006 we and our technology partner DSM Biologics opened the PERCIVIA PER.C6 Development Center in Cambridge, Massachusetts. Our joint licensing business with DSM Biologics, a business unit of DSM Pharmaceutical Products, is based on a collaboration agreement, signed in 2002 and amended in January 2006. PERCIVIA was conceived and designed to further develop the PER.C6 cell line and provide turnkey solutions for the production of pharmaceutical proteins to licensees utilizing the PER.C6 human cell line in the biotech industry.

Our common shares are listed on Euronext (Amsterdam), quoted on NASDAQ (New York) in the form of American Depositary Shares (“ADS”) under the symbol CRXL and also listed on the SWX Swiss Exchange in Zürich, under the symbol CRX.

Crucell N.V. is the parent for a group of subsidiary companies, which together constitute the Crucell Group (the “Group” or the “Company”). The following companies were the most significant subsidiaries part of the Group as of December 31, 2006:

Subsidiaries (fully consolidated)

			2006	2005
Name	Legal Seat	Country	Ownership %	Ownership %
Crucell Holland B.V.	Leiden	the Netherlands	100%	100%
U-BiSys B.V.	Utrecht	the Netherlands	100%	100%
ChromaGenics B.V.	Amsterdam	the Netherlands	100%	100%
Berna Biotech AG	Bern	Switzerland	100%	0%
Berna Biotech España SA	Madrid	Spain	100%	0%
Berna Biotech Italia Srl	Milano	Italy	100%	0%
Etna Biotech Srl	Catania	Italy	100%	0%
Berna Rhein B.V.	Leiden	the Netherlands	100%	0%
Rhein Vaccines B.V.	Maastricht	the Netherlands	100%	0%
Berna Biotech Korea corp.	Seoul	Korea	100%	0%
Crucell Holding Inc.	Wilmington, DE	United States	100%	0%
Crucell Vaccines Inc.	Wilmington, DE	United States	100%	0%
Crucell Biologics Inc.	Wilmington, DE	United States	100%	0%
SBL Vaccin Holding AB	Stockholm	Sweden	100%	0%
SBL Vaccin AB	Stockholm	Sweden	100%	0%
Vitec AB	Stockholm	Sweden	100%	0%

The Group has a stake in the following joint ventures and associated companies, which are not consolidated.

				2006	2005
Name		Legal Seat	Country	Ownership %	Ownership %
Pevion Biotech AG	Joint venture	Bern	Switzerland	50%	0%
Kenta Biotech AG	Associated company	Bern	Switzerland	37%	0%
Percivia LLC	Joint venture	Cambridge, MA	United States	50%	0%

Business overview

Profile

We are a fully integrated biopharmaceutical company, focused on developing, producing and marketing vaccines and antibodies against infectious diseases for private and public markets worldwide, and leveraging our novel, proprietary technologies to develop monoclonal antibodies and therapeutic protein products. Our core portfolio includes Quinvaxem, a fully-liquid vaccine against five important childhood diseases, Hepavax-Gene, a vaccine against hepatitis B, and Inflexal, a virosome-adjuvanted vaccine against influenza. We also market travel vaccines, such as Vivotif, the only oral anti-typhoid vaccine, Dukoral, an oral cholera vaccine and Epaxal, the only aluminum-free hepatitis A vaccine on the market. Besides this portfolio of well known vaccines we have a broad pipeline of new potential vaccines, antibodies and a blood clotting protein.

We have developed various proprietary technologies such as the PER.C6, AdVac, MAbstract, STAR and our virosomal technology as well as our Hansenula polymorpha expression system. We believe our proprietary PER.C6 human cell line technology is well suited for the development and large-scale manufacturing of a wide range of biopharmaceuticals including vaccines, antibodies, therapeutic proteins and gene therapy products. AdVac is used to develop novel adenoviral-based products. MAbstract can be used to develop human antibodies. Our novel STAR technology is useful for increasing production output of recombinant antibodies and therapeutic proteins on mammalian cell lines.

Our research and development facilities are located in the Netherlands, Switzerland, Korea , Italy and Sweden. We also have manufacturing facilities in Switzerland, Korea, Spain and Sweden, and a sales and marketing infrastructure in our core markets of the Netherlands, Switzerland, United States, Italy, Spain, Korea and the Nordic region. At December 31, 2006 we had 1,073 employees. As of January 1, 2007 our research and development (“R&D”) facilities employed approximately 310 employees of which one third are outside the Netherlands, primarily in Switzerland. Our R&D activities are concentrated in our headquarters in The Netherlands. Clinical development is concentrated in our Swiss operations in Bern.

Strategy

We aim to increase revenue growth by developing, manufacturing and marketing vaccines and antibodies that address currently unmet medical needs and to leverage our proprietary technologies to develop monoclonal antibodies and therapeutic protein products to combat infectious and other diseases. We do this by discovering, researching and developing technologies, vaccines, antibodies and proteins, using our own fully integrated infrastructure for in-house development, production and marketing, and, where useful or necessary, by forging partnerships with other companies and organizations. We may alter or expand our product pipeline to include products that, in some instances, we may co-develop and market through collaborations or strategic alliances with third parties to share risks and costs. We also will continue licensing our core technologies to other companies in biotech industry.

Business drivers

Our business strategy is based on the following business drivers:

•       Leveraging presence of our marketed vaccines in public and private markets.   We produce and sell established hepatitis B, paediatric, respiratory and travel vaccines. We intend to enhance our position in these markets by highlighting the unique features of these products and by providing outstanding customer service in terms of delivery, reliability and quality and by leveraging our worldwide presence in both public and private markets.

•       Product pipeline with competitive advantage.   We believe that each of our selected products either targets unmet medical needs, improves current medications, or is perceived as a marketable product due to predictive study models and/or perceived favorable regulatory conditions. We currently have nine programs in clinical trials including one vaccine in Phase III / registration stage, as well as several programs in various stages of pre-clinical development. These products are based on our PER.C6 production technology. In addition, we have various discovery programs to find new vaccine antibody and therapeutic protein leads.

•       Ongoing technology licensing program.   We have a broad base of excellent technologies with applicability for vaccines, antibodies, other recombinant proteins and gene therapy. Our licensing program provides a source of revenue as well as the potential for future, additional revenue in the form of royalties from products developed by our licensees. In areas where we are not developing our own products, we offer our technologies to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products. The ongoing and extensive PER.C6 technology licensing program and as of yet more limited licensing programs for our other technologies support and accelerate our in-house product development. In the coming years,  we expect a contribution from the licensing of our novel STAR technology to the biopharmaceutical industry. We believe that our licensing program results in increased awareness in, and acceptance by, the biopharmaceutical industry and the regulatory authorities of our technology as a production technology for biopharmaceutical products.

Our Core Products

Our core product portfolio currently consists of six marketed vaccines: Quinvaxem, Hepavax-Gene, Inflexal, Epaxal, Vivotif and Dukoral.

Quinvaxem

On March 27, 2006 the Korea Food and Drug Administration (KFDA) awarded a licence to Quinvaxem, a fully liquid pentavalent (five-component) vaccine we produce in Korea. Following WHO prequalification in September 2006, Quinvaxem was made available to supranational purchasing organizations. Supranational organizations are major customers for combination vaccines, which are used in large vaccination programs in developing countries. Quinvaxem combines antigens for protection against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b, one of the leading causes of bacterial meningitis in children. It is the first internationally available fully liquid vaccine containing all five of the above antigens to reach the market, offering a clear advantage in terms of convenience of use. Quinvaxem was co-developed with Novartis (then Chiron), which provides four of the five components as bulk.

In December 2006 we were awarded contracts totaling over US$ 230 million for our Quinvaxem and Hepavax-Gene paediatric vaccines by supranational organizations. The contracts provide for the supply of these vaccines until 2009, with the awarded amount growing over those three years. In addition to these contracts a Latin American supranational organization has awarded us a contract totaling over US$ 20 million for our Quinvaxem pediatric vaccine. This contract relates to sales of the vaccine in 2007.

Hepavax-Gene

Hepavax-Gene is a Hansenula polymorpha-based recombinant hepatitis B vaccine. Since its launch in 1996, more than 350 million doses of Hepavax-Gene have been commercially distributed in more than 90 countries, making it the third most used hepatitis B vaccine in the world. A key competitive advantage for Hepavax-Gene is that its immunogenic component, HBsAg, is produced in modified yeast using our proprietary Hansenula polymorpha expression system, which allows for stable and efficient production. We launched a thiomersal-free formulation in 2004 in Korea. In addition, Hepavax-Gene forms the foundation of two combination paediatric vaccines, one of which has already received its marketing authorization from the Korean FDA.

Inflexal

Inflexal is a virosome-adjuvanted influenza vaccine administered by injection. It is the first vaccine in our portfolio to use our patented virosome technology. Due to the absence of aluminium, which in consequence reduces adverse effects on patients compared to alternative influenza vaccines, the vaccine has a high tolerability. In addition, it has a good immunogenicity profile, making it particularly effective with high-risk patients, such as the elderly, in whom the immune response is generally weaker. Inflexal was originally introduced in 1997 and was successfully registered through the Mutual Recognition procedure in most European markets in October 2001. The vaccine is currently registered in 43 countries.

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

The pediatric dose of Epaxal has been shown in a Phase III study to be effective in combination with other children’s vaccines, providing immediate and long lasting protection. The product’s registration dossier has been filed with the Swiss Health Authorities and has been approved. Submission of the files for approval to Health Authorities in various European and other countries is planned in the course of 2007.

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

Dukoral

Dukoral is an oral vaccine which offers protection against cholera and is registered in more than 50 countries excluding the United States. Dukoral is also registered many of those 50 countries (excluding the European Union and Australia) to protect against ETEC (travelers’ diarrhea). The vaccine is indicated for immunisation against disease caused by Vibrio cholerae (serogroup O1) in adults and children from 2 years of age who will be visiting endemic/epidemic areas. Dukoral acts by inducing antibodies against both the bacterial components and cholera toxin (CTB).

Complementary vaccines

Our core vaccines business also includes a range of paediatric and booster vaccines and vaccines for special indications which we offer in our key markets and, through regional sales partners, world-wide. We currently offer, through our partnership with Novartis (then Chiron), Di Te Anatoxal for diphtheria and tetanus, Encepur for tick-borne encephalitis, Menjugate for meningitis C, Te Anatoxal for tetanus and MoRuviraten for measles/rubella.

Seasonality

Our sales of respiratory vaccines are exposed to seasonal variations. The sales are primarily made in the second half of the financial year. In other respects, our business is not significantly seasonal.

Product development programs

Our early-stage product development programs comprise vaccines against influenza, West Nile virus, Ebola, HIV, malaria, and tuberculosis as well as antibody products against rabies and preclinical research on the blood clotting Factor V a coagulation factor that is a central regulator in the early phases of blood clot formation.

In late-stage development, our yellow fever vaccine is in the process of finalizing its registration. We also have programs in various stages of pre-clinical development, including programs focused on therapeutic hepatitis B vaccines and Recombinant Live Paramyxovirus vaccines intended to combat HIV.

Our Core Technologies

Our product portfolio is supported through a range of proprietary technology platforms. Besides revenues generated from product sales, we also generate revenues and other operating income from licensing our proprietary technologies to pharmaceutical and biotechnology companies, from grants and government subsidies obtained to support the development of our technologies and potential products, and from service fees earned under development contracts with our partners. We intend to increase our revenues in the future from initial license fees, license maintenance fees and milestone and royalty payments from products that our licensees develop using our technologies.

Our core proprietary technologies are described below.

PER.C6 technology

Overview

Our PER.C6 technology provides a manufacturing system that consists of a human cell line that can be used to produce a variety of biopharmaceutical products. We developed the PER.C6 technology from a single source of healthy, human retina cells. To obtain the PER.C6 cell line, we inserted an exactly defined fragment of the E1 region of the genome of the adenovirus type 5 into a healthy human retina cell so that the cell can grow indefinitely. The PER.C6 cell line has been successfully adapted to grow without the need for serum components or materials that allow cell attachment (microcarriers) and demonstrates excellent cell densities in bioreactors. These features of our cell line are important to produce safe biopharmaceutical products in sufficient quantities.

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

Broad industry endorsement.   The PER.C6 technology can now claim to have achieved a broad endorsement within the industry, with more than 45 licensees and partners. For a list of licensees, see “—Licensing and Collaborations—Licenses and Partners”.

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

Key features and advantages

We believe our AdVac technology has the following key advantages over the commonly used vector systems:

Safety and efficacy.   Because AdVac technology is based on adenovirus vectors not commonly found in the human population, pre-existing immunity to the vector is rare. This may allow for lower dosage schedules.

Scale and manufacturing.   The cell cultures that complement AdVac technology are based on PER.C6 technology, and we expect PER.C6 technology to help make large-scale manufacturing of recombinant vaccines possible. We believe that the biopharmaceutical industry requires this capability to meet the global demand for vaccines required to eradicate existing and emerging infectious diseases.

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

STAR technology

STAR technology is a gene expression technology based on epigenetic control mechanisms that block repression of gene expression. STAR’s production technology is particularly useful for the production of recombinant human antibodies and proteins. It has a potentially broad application and is effective for production of antibodies and proteins on mammalian cell lines such as the widely used Chinese hamster ovary (CHO) cell line and has the potential to work on our PER.C6 cell line. In an evaluation program, Genentech, Genzyme, Medarex, Xoma, UCB, Novartis, Novo Nordisk and Abbott are currently investigating whether STAR technology can increase production yields of biologicals. We acquired STAR technology in 2004 through the purchase of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam. In connection with the purchase, we also entered into a contingent payment agreement that could result in an additional payment of € 7.0 million upon receipt of revenues generated from the STAR technology and royalties. In 2007 and beyond we are strongly focused on signing new licensees.

Key features and advantages

We believe our STAR  technology has the following key advantages over other gene expression technologies:

•       Established mammalian cell banks for antibody and protein production are the starting point for STAR technology, thus specially engineered mammalian cells are not needed.

•       The STAR technology allows for very rapid stable mammalian cell clone generation.

•       The STAR technology typically yields stable mammalian cell clones that produce 5 to 10 fold higher antibody or other therapeutic proteins as compared to cell clones generated without STAR.

Virosomal technology

One of the challenges in vaccine development is the creation of products that contain defined antigens of high purity that efficiently induce a protective immune response. Many antigen preparations are therefore supplemented with adjuvants to enhance the body’s immune response to the specific antigens. The most commonly used and approved adjuvants for human use are aluminum salt derivatives, which are known to cause adverse reactions such as irritation and inflammation at the injection site. Virosomes are a broadly applicable adjuvant and carrier system with prospective applications in areas beyond conventional antigen-based vaccines. Our virosome technology offers a tool for developing novel, predominantly synthetic vaccines applicable for infectious and chronic diseases. These vaccines offer additional benefits because they are effective even in immune-suppressed patients and also in infants.

Key features and advantages

We believe our Virosome technology has the following key advantages over other antigen delivery technologies:

•       Virosome technology provides a broadly applicable delivery system for antigens or DNA/RNA encoding specific immune stimulatory proteins.

•       Virosome technology enables target-specific delivery of antigens and amplification of the immune response.

•       Virosomes stimulate both arms of the immune system—eliciting antibody and cellular immune responses—against inserted immune stimulatory proteins derived from human pathogens.

•       Virosomes are completely biodegradable and can exert an immune response via different routes of administration.

•       Virosome technology is used in the manufacture of several of Crucell’s registered products and as such has an excellent safety record and manufacturing know-how.

Hansenula polymorpha

The yeast expression technology Hansenula polymorpha provides us a highly efficient process production technology for protein, which can be used as a basis for developing and manufacturing new vaccines. The yeast Hansenula polymorpha production system provides superior characteristics for a wide range of industrial applications. Particularly the lack of pyrogens, pathogens or viral inclusions, its ease of genetic manipulation and its robustness in industrial scale fermentations add to its attractiveness for the synthesis of pharmaceutical compounds. Our registered HBV vaccine Hepavax-Gene is based on recombinant production in this yeast.

Key features and advantages

We believe our Hansenula  polymorpha technology has the following key advantages over other yeast expression technologies:

•       Hansenula polymorpha provides an expression system with superior characteristics for the synthesis of pharmaceutical compounds, including vaccines.

•       Hansenula polymorpha provides a safe production platform lacking pyrogens, pathogens or viral inclusions.

•       Hansenula polymorpha is easy with regard to genetic manipulation and robust in industrial scale fermentations.

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

Therapeutic human monoclonal antibodies (MAb)

A monoclonal antibody is a special class of antibody that originates from a single clone of lymphocyte. A single MAb is highly specific for a unique antigen and can be isolated at a high level of purity. The purity of the product combined with the uniqueness of source and specificity, as well as high consistency makes MAbs attractive both as research tools and as potential products.

Particle presentation technology

The immune system is activated by antigens. For each immune cell, there is only one corresponding antigen/epitope which activates it. Our Particle Presentation Technology combines the desired antigens in a form that elicits an efficient immune response. Our therapeutic hepatitis B vaccine, currently in pre-clinical development, uses this technology. This technology can potentially be applied to the development of other therapeutic vaccines.

Industry and Scientific Overview

Manufacturing systems for biopharmaceutical products

Biopharmaceutical products are therapeutics produced by means of biological production systems. Modified bacteria and yeast were initially used to produce the first generation of biopharmaceutical products for humans. The first available human cell-based production systems employed human cells that spontaneously acquired the ability to divide indefinitely. These include the MRC-5 and WI-38 cell lines, which were both divided from human lung tissue. These cell lines have been successfully used to produce a number of human vaccines including those for rubella, mumps, measles, rabies and hepatitis A. More recent and better defined human cell lines were created by extracting a small and well defined part of the genome (E1) from the adenovirus type 5 and inserting this into healthy primary human cells where it subsequently causes stable, indefinite cell growth. The immortalized cell and its progeny are called a “cell line.” Examples of cell lines that were made by E1 immortalization include 293, 911, N52.E6 and our proprietary PER.C6 cell line.

Vaccines

Vaccines are designed to protect people against potentially life-threatening diseases, including those caused by parasites, viruses and bacteria.

Scientific progress in vaccines.   Vaccines have contributed significantly to the improvement of global public health in the twentieth century. Smallpox was eradicated through the use of vaccines, and polio is well on its way to eradication. Significant developments include the introduction of combination vaccines and the development of new vaccine technologies that may advance vaccine development. Today, research is underway to develop efficacious and safe vaccines against

•       viruses such as HIV;

•       parasites such as those that cause malaria;

•       bacteria such as those that cause tuberculosis; and

•       inherited or acquired diseases such as cancer.

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

Antibodies

Antibodies are proteins made naturally by cells of the body’s immune system. They function as one of the body’s principal defense mechanisms against pathogens, which are disease causing agents such as parasites, viruses or bacteria. Antibodies recognize and bind to invading pathogens, ultimately eliminating them, thus playing a crucial role in protecting humans against disease. Because of their binding characteristics, antibodies can distinguish subtle cell differences between healthy and diseased cells. Antibodies are used to develop therapeutic products that can

•       trigger the death of a target cell, such as a cancer cell,

•       bind to and block a key interaction of a disease-related cell, such as an inflammatory cell,

•       block infectious agents.

Antibodies may also be used to bind and neutralize toxic products, to develop diagnostic products to detect viruses or bacteria and as tools in scientific research such as genomics and proteomics.

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

Therapeutic proteins

Proteins are main constituents of the human body. They consist of amino acid peptide chains folded in a specific conformation, and often contain a number of so-called posttranslational modifications (one of the later steps in protein biosynthesis) which include glycosylation, sulphation, phosphorylation, gamma-carboxylation, and others. Since the 1950s, proteins have been increasingly used as therapeutic drugs, especially diseases caused by a deficiency of certain proteins. According to various market research reports  the total market size (based on sales) of therapeutic proteins was in 2005 over US$ 38 billion. Hematology, endocrinology and oncology are the main disease areas in which therapeutic proteins are applied.

Scientific progress in recombinant therapeutic proteins.

Initially therapeutic proteins were isolated from natural sources such as blood, urine and tissue. Clinical experience with these proteins in the 1960s, and afterwards, revealed a significant risk of transmission of infectious pathogens, particular viruses, from the source material to the recipient. Hence, production of proteins in vitro was investigated. Since the 1970s, developments in molecular biology have made it possible to produce proteins in the laboratory. In addition, transgenics were developed that secrete the protein of interest in milk. Today, there are a number of production platforms for non-mammalian cells such as yeast, as well as mammalian cells.

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

The influenza vaccine market is the fastest growing vaccine market. Global sales of influenza vaccine are, according to a market research report  (Datamonitor) and to Crucell’s own estimates, expected to grow from an estimated US$ 1.4 billion in 2004 to US$ 3.7 billion in 2010.

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

It is expected that the threat of a pandemic of avian flu, higher awareness of the public at large as well as due to specific production contracts for vaccines that combat strains of pandemic flu and ongoing activities to increase the preparedness for a flu pandemic will lead to further growth in the interpandemic flu markets.

Sanofi pasteur dominates the influenza vaccine market with approximately a 50% share of the world market. GlaxoSmithKline (GSK) is also well established, with an approximate market share of 15%. Following its acquisition of ID Biomedical, GSK increased its market share and became a significant participant in the U.S. market. Following Chiron’s acquisition of PowderJect, it is also one of the main producers of the influenza vaccine for the U.S., and commands a leading position in Europe. Fluad, Chiron’s adjuvant flu vaccine, is the main direct competitor of Inflexal, our influenza product. Fluad has been particularly successful in Germany and Italy. In 2006, Novartis acquired all of the remaining publicly held shares of Chiron it did not currently own.

Paediatric vaccines including hepatitis B

Hepatitis B (“HBV”) is a viral infection of the liver which causes various complications if left untreated. Infection with HBV leads to one of three outcomes. An infected individual may die of fulminant hepatitis within days or weeks after the onset of the disease, recover after symptomatic or asymptomatic infection and develop lifelong immunity against the disease, or develop chronic infection for which no specific treatment is available and which may ultimately cause death from cirrhosis of the liver and liver cancer.

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

The market for HBV monovalent vaccine was close to US$ 0.5 billion in 2004 according to  a market research report (Frost & Sullivan) and our own recent estimates, split between the United States (50%), Europe (30%) and the rest of the world (20%). However, the market is in steady decline. This is due to the increasing number of people being vaccinated at birth with a combination vaccine in the United States and Europe, the largest markets. The same trend is seen in the developing countries in the rest of the world, where there is a strong demand for HBV combination vaccines.

The key participants in the HBV market are GSK, Merck & Co. and Novartis. In addition to our monovalent HBV vaccine, Hepavax-Gene, we have collaborated with Novartis (then Chiron) to develop Quinvaxem, a combination vaccine against HBV, diphtheria, tetanus, pertussis, and Haemophilus influenzae type b. The Korean FDA awarded a license to Quinvaxem  and the World Health Organization awarded a pre-qualification to the vaccine, making it eligible for sale to various supranational organizations. The vaccine  is being produced in Korea.

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

The HAV market is estimated to be worth approximately US$ 340 million in 2004 according to a market research report (Frost & Sullivan) and our own recent estimates.

GSK, Merck and sanofi pasteur dominate the monovalent HAV market. In addition, GSK markets Twinrix, a combination vaccine for HAV and HBV, while sanofi pasteur and GSK have recently introduced combination vaccines for HAV and typhoid fever. We currently market Epaxal for HAV in Europe, Latin America and Asia.

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

The key participants in the typhoid market are sanofi pasteur and GSK, with their injected vaccine products TyphimVi and Typherix respectively. We market Vivotif, the only oral vaccine for active immunization against typhoid fever.

Cholera.   Cholera is an acute, diarrheal illness caused by infection of the intestine with the bacterium Vibrio cholerae. The infection is often mild or without symptoms, but sometimes it can be severe. Approximately 5% of infected persons has a severe case characterized, by profuse watery diarrhea, leg cramps and vomiting, resulting in rapid loss of body fluids leading to shock and dehydration. Without treatment, death can occur within hours.

According to the Centers for Disease Control and Prevention cholera has been very rare in industrialized nations for the last 100 years; however, the disease is still common today in other parts of the world, including the Indian subcontinent and sub-Saharan Africa.

We produce and market Dukoral, our recently developed and licensed oral vaccine registered for the treatment of cholera and in some regions for ETEC (travelers diarrhea).

Blood-clotting factors.   In 2006, we began development of a blood-clotting Factor V product. We have acquired intellectual property rights for the novel Factor V Leiden/Cambridge blood clotting factor. With a market potential, estimated by us to be over US$ 3 billion, Factor V is designed to treat bleeding in haemophiliacs and to treat other bleeding conditions. We are also working on the production of improved versions of currently marketed protein products on our PER.C6 production technology.

Licensing and Collaborations

Licensees and partners

Our current licensees and partners are as follows:

VACCINES

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
AdImmune Corp.	Oct. 2006	PER.C6	Japanese Encephalitis	Pre-clinical
Aeras Global TB Vaccine Foundation	Mar. 2004	PER.C6 and AdVac	Tuberculosis	Phase 1
Bestewil Holding BV	Jan. 2006	Co-micelles	Influenza	Pre-clinical
Chiron Corp.	Dec. 2004	PER.C6	Alphavirus vectors	Pre-clinical
Harvard School of Medicine	Dec. 2003	AdVac + Ad5HVR48	HIV	Pre-clinical
International AIDS Vaccine Initiative (IAVI)	Sep. 2004	AdVac	HIV	Pre-clinical
Kimron Veterinary Institute	Jul. 2003	PER.C6	West Nile virus—Veterinary vaccine (avian)	Marketed in Israel
Merck & Co. Inc.	Oct. 2005	PER.C6	Hepatitis C	Pre-clinical
Merck & Co. Inc.	Oct. 2000	PER.C6	HIV	Phase II
Merck & Co Inc.	Dec 2006	Ad5HVR48	HIV	Pre-clinical
Merial LLC	Oct. 2004	PER.C6	Veterinary vaccine—Foot and mouth disease	Pre-clinical
National Institutes of Health (NIH)	Mar. 2002	PER.C6 and AdVac	Ebola, Lassa and Marburg	Phase 1
National Institutes of Health (NIH)	Mar. 2004	PER.C6 and AdVac	Malaria	Phase 1
New York University	Aug. 2002	PER.C6 and AdVac	Malaria	Terminated
Sanofi Pasteur	Dec. 2003	PER.C6	Influenza	Phase 1
Singvax	Mar. 2005	PER.C6	Japanese Encephalitis	Pre-clinical
Tibotec Pharmaceuticals Limited	Nov. 2005	PER.C6	Undisclosed vaccine	Pre-clinical
Vakzine Project Management	Dec. 2005	PER.C6	Undisclosed vaccine	Terminated
Vaxin, Inc.	Sep. 2004	PER.C6	Respiratory viruses	Phase 1
Walter Reed Army Institute of Research & GlaxoSmithKline Biologicals	Mar. 2003	PER.C6 and AdVac	Malaria	Pre-clinical

ANTIBODIES AND THERAPEUTIC PROTEINS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Abbott	Jan. 2007	STAR	Portfolio antibodies	Pre-clinical
Applied Molecular Evolution, Inc. (Lilly)	Oct. 2002	PER.C6	Portfolio antibodies	Phase I
Chiron Corp.	Aug. 2004	PER.C6	HCV protein	Pre-clinical
Ferring International Research Center SA	May 2005	PER.C6	Women’s healthcare	Pre-clinical
Ferring International Research Center SA	Dec. 2005	PER.C6	Women’s healthcare	Pre-clinical
Genentech	Feb. 2004	STAR	—	—
Genzyme Corporation	Dec. 2005	STAR	Portfolio proteins	Pre-clinical
Innogenetics	Jan. 2002	PER.C6	Portfolio antibodies	Pre-clinical
IQ Corporation	Oct. 2005	PER.C6	Anti-anthrax antibody	Pre-clinical
JCR Pharmaceuticals Co. Ltd	Mar. 2005	PER.C6	Undisclosed proteins	Pre-clinical
Medarex	May 2005	STAR	Portfolio antibodies	Pre-clinical
Merck & Co., Inc.	May 2003	PER.C6	Portfolio antibodies	Pre-clinical
Merus B.V.	Jun. 2004	PER.C6	Portfolio oligoclonics	Pre-clinical
Micromet AG	Nov. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Millennium Pharmaceuticals	Apr. 2006	STAR	Portfolio antibodies	Terminated
Mitsubishi Pharma Corporation	Mar. 2005	PER.C6	Undisclosed proteins	Pre-clinical
MorphoSys AG	Sep. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Novartis	Sep. 2006	STAR	Portfolio antibodies, Proteins	Pre-clinical
Novo Nordisk	Jan. 2007	STAR	Portfolio antibodies	Pre-clinical
Roche	Jan. 2005	PER.C6	Undisclosed proteins	Pre-clinical
Symphogen	Apr. 2005	PER.C6	Portfolio antibodies	Pre-clinical
Synergenics/Synco Biopartners Investments B.V.	Aug. 2004	PER.C6	Portfolio antibodies	Pre-clinical
UCB S.A.	Mar. 2006	PER.C6	Portfolio antibodies	Pre-clinical
UCB Celltech	Sep. 2006	STAR	Portfolio antibodies	Pre-clinical
UMN Pharma	Mar. 2006	PER.C6	Undisclosed protein	Pre-clinical
XOMA Ltd	Jan. 2006	STAR	Portfolio antibodies, Proteins	Pre-clinical
Zystor Therapeutics	Dec. 2005	PER.C6	Undisclosed protein	Pre-clinical

GENE THERAPY

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	DISEASE TARGET	DEVELOPMENT STAGE
Ark Therapeutics	Jan. 2006	PER.C6	Portfolio	Phase II
BIOA&D Co. Ltd	May 2006	PER.C6 and ceNOS	Cardiovascular disease	Pre-clinical
Edwards Life Sciences Corp.	Nov. 2004	PER.C6	Portfolio	Pre-clinical
EMD Lexigen Pharmaceuticals Corp. (Merck KgaA)	Dec. 2001	PER.C6	Portfolio	Pre-clinical
GeneMax Corp.	Aug. 2003	PER.C6	Portfolio	Pre-clinical
GenVec Inc.	Jul. 2002	PER.C6	Cardiovascular	Phase II
GlaxoSmithKline Ltd.	Feb. 1999	PER.C6	Portfolio	Pre-clinical
Merck & Co., Inc.	Nov. 1998	PER.C6	Portfolio	Pre-clinical
Merial Ltd.	Dec. 2005	PER.C6	Veterinary	Pre-clinical
NeoTropix	Mar. 2004	PER.C6	Oncology	Pre-clinical
Upstate USA	May 2006	PER.C6	Portfolio	Pre-clinical
Selective Genetics Inc.	Jun. 2001	PER.C6	Portfolio	Phase I/II
Transgene SA	Apr. 2001	PER.C6	Portfolio	Phase I/II
Vascular Biogenics Ltd	Mar. 2005	PER.C6	Portfolio	Pre-clinical

ALLIANCES WITH CONTRACT MANUFACTURERS FOR PRODUCTION

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	AREA
Cambrex	Aug. 2004	PER.C6	Medium development
DSM Biologics	Dec. 2002	PER.C6	Therapeutic proteins (including antibodies)
Gene Medicine Japan, Inc.	Oct. 2003	PER.C6	Recombinant vaccines & gene therapy products Asia)
Hyclone, Inc.	Dec. 2003	PER.C6	Medium development
Invitrogen Corp.	Jun. 2003	PER.C6	Medium development
JRH Biosciences Inc.	May 2004	PER.C6	Medium development
Molecular Medicine BioServices, Inc.	Dec. 2001	PER.C6	Recombinant vaccines & gene therapy products (USA)
Saskatchewan Research Council	Dec. 2005	PER.C6	Terminated
Sigma-Aldrich Corp.	Dec. 2003	PER.C6	Medium development

FUNCTIONAL GENOMICS

PARTNER/LICENSEE	STARTING DATE	TECHNOLOGY	AREA
Galapagos Genomics N.V.	Jun. 1999	PER.C6	Genomics

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

•       Service fees:   as part of various collaboration agreements, we receive service fees for work performed under such agreements. These fees are invoiced on quarterly basis at the end of the period.

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

In December 2006, we signed a cross-licensing agreement with Merck & Co., Inc. In addition to previously licensed rights to PER.C6, the agreement allows Merck to use Crucell technology on an exclusive basis in additional undisclosed vaccine fields. In return, we receive access to Merck’s large scale manufacturing technology for our AdVac-based vaccines under development. The agreement will make it possible to speed up our malaria and TB vaccines development programs, as well as our Ebola vaccine development program with the Vaccine Research Centre (“VRC”), which has recently entered a Phase I clinical trial. Our malaria vaccine program is supported by the National Institute of Allergy and Infectious Diseases (“NIAID”) of the U.S. National Institutes of Health (“NIH”). The TB vaccine program is a collaboration with the Aeras Global TB Vaccine Foundation. Both programs are based on Crucell’s adenovirus vector technology, AdVac, and are currently in Phase 1 clinical trials.

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

In December 2005 we finalized a contract manufacturing agreement to manufacture vaccines with New Jersey-headquartered Wyeth Biotech. Under the terms of the agreement we have received our first orders for the formulation and filling of a vaccine, which will be supplied from our Swiss facility. We expect this agreement to have the first impact on our business in 2007.

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

Overview of our early-stage pipeline based on proprietary technologies

Our PER.C6 technology, complemented by our AdVac and MAbstract technologies, drives the development of our early-stage product pipeline. We continue to develop our technologies while selecting product leads for further development based on careful product selection criteria that support our long-term business objectives. We currently have several potential products in various stages of development. We may enter into collaborative and/or strategic alliance arrangements with third parties to co-develop and market products that we may develop.

Our primary focus is the development of a range of novel vaccine and antibody products in the area of infectious diseases. We currently have a number of core potential products we are developing using our core technologies:

•       PER.C6.   An influenza vaccine, in collaboration with sanofi pasteur, and our West Nile virus vaccine are both being developed using our PER.C6 technology.

•       PER.C6 and AdVac.   Our Ebola, Malaria and TB vaccines candidates are recombinant vaccines based on PER.C6 that also use AdVac technologies.

•       PER.C6 and MAbstract.   Our candidate Rabies product is produced using our and PER.C6 MAbstract technology.

Virosomal subunit vaccine technology

We have a proprietary virosomal subunit vaccine technology which we also license to third parties. In May 2006 we commenced a large randomized, observer-blind and dose-ranging study to test a vaccine against avian influenza virus in humans. The trial, performed in collaboration with a team based in Leicester, UK, will oversee the vaccination of 560 healthy adult individuals. Three types of vaccine will be tested for safety and immunogenicity: a non-adjuvanted whole virion vaccine, an alum-adjuvanted whole virion vaccine and a virosomal subunit vaccine, all based on the H9N2 virus. Trials with potentially pandemic subtypes of influenza A such as H9N2 can be used in support of a “pandemic core dossier”, which would form the basis for rapid approval of a vaccine against an actual pandemic threat once it emerges by the regulatory authorities. Conventional vaccines against H5 and H9 avian influenza subtypes work only at much higher doses than in seasonal (interpandemic) vaccines, making it impossible to meet the world’s vaccine requirements in the event of an H5 or H9 pandemic. Formulations of H9 vaccine that are expected to enhance the immune response while enabling the vaccine to be used sparingly are being tested in the trial, with different dose levels also being studied.

The H9N2 virosomal vaccine uses our proprietary virosomal subunit vaccine technology. Inflexal, our licensed virosomal adjuvanted vaccine for seasonal flu, has already shown good immunogenicity in healthy and immune-compromised elderly, adults and children. The study will allow us to choose the best vaccine modality to be tested in further clinical studies with pandemic vaccines, including vaccines against H5N1 avian influenza. The first results of the study are expected in 2007

A short description of our main potential products in the early-stage pipeline, and the diseases those products target, follows.

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

Influenza vaccines are classically produced on embryonated chicken eggs. However, various challenges have led the biopharmaceutical industry and the scientific community to explore other ways of producing influenza vaccines. Currently, cell culture systems are being developed for influenza vaccine production based on VERO cells and Madin Darby Canine Kidney (MDCK) cells. These cell systems often need to be grown on micro-carriers, which makes the production process expensive and difficult to scale. In contrast, PER.C6 cells grow well in suspension and are easily scalable, potentially permitting the production of cost-efficient vaccines in large quantities. Virus yields on VERO cells have been shown to be significantly lower than the yields grown on PER.C6 cells. PER.C6 cells can produce all influenza strains that we have tested, possessing the different receptors required for the production of both human strains and the avian strains that may present a pandemic threat.

In December 2003, we entered into a strategic agreement with sanofi pasteur to further develop and commercialize novel influenza vaccines using our PER.C6 production technology. Sanofi pasteur is the world leader in vaccines, and has been the largest supplier of influenza vaccines for more than 50 years, providing more than 170 million doses worldwide during the 2006 season. Since the inception of the collaboration, production processes have been under development, with the production of a GMP master cell bank already completed. Sanofi pasteur, with us as a subcontractor, was awarded a US$ 97 million contract by the U.S. Department of Health and Human Services in April 2005 for clinical development of PER.C6-based influenza vaccine and other related activities. Currently, we are working to develop a pandemic flu vaccine as well as an interpandemic, or seasonal, flu vaccine under this contract. The Phase I clinical trial involves the vaccination of 100 healthy adults, 18-64 years of age. Phase I clinical trials for the pandemic flu vaccine started in September 2006. Phase I clinical trials for the interpandemic, or seasonal, flu vaccine in healthy adults and in the elderly began in the third quarter of 2006. A Phase I paediatric trial is scheduled to begin in 2007. A further Phase I/II trial is planned for the second half of 2007.

FLUPAN, a collaborative research project by research institutions, universities and our partner sanofi pasteur, funded by the European Commission, began a Phase I clinical trial for a pandemic flu vaccine with 60 healthy adults in Norway. The trial is the first to assess safety and ability to generate an immune response of a split, inactivated pandemic H7N1 vaccine produced on our PER.C6 cells.

West Nile virus

Named after the West Nile district of Uganda where the disease was discovered in 1937, West Nile virus infection can lead to mortality in humans and animals by causing a fatal form of encephalitis, or inflammation of the brain, according to U.S. Geological Survey. It is estimated that 20% of the people who become infected with West Nile virus will develop West Nile fever. Persons over 50 years of age have the highest risk of developing a severe disease, such as meningitis, an inflammation of the membrane around the brain and the spinal cord, or encephalitis. Between 1999 and 2005, West Nile virus has caused disease in more than 16,000 U.S. citizens, leading to more than 650 deaths.

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

We completed the Phase I safety study with the alum adjuvanted formulation of our whole inactivated West Nile vaccine manufactured using PER.C6 technology in January 2007. Results of the trial are under evaluation.

In a separate but related program, we entered collaboration with Kimron Veterinary Institute of Israel in June 2003, granting Kimron a commercial license to our PER.C6 technology to develop a West Nile veterinary vaccine for use in geese and other birds susceptible to the virus in Israel. This veterinary vaccine achieved market authorization in Israel in June 2004. The vaccine is currently being produced in advance of the West Nile season. Kimron has announced that it intends to replace its existing West Nile veterinary vaccine, which is produced using mouse brain cells, with the PER.C6-based vaccine.

The significance to our human vaccine program is that a PER.C6-based vaccine protects against the Israel 1998 Goose strain of West Nile virus. The fact that this strain is closely related to the New York 1999 strain, which caused the West Nile outbreaks in the U.S., supported our decision to develop a West Nile vaccine for humans. Our dossier for clinical trial was submitted in Belgium in November 2005 and approved in December 2005. Phase I clinical trials were completed at the beginning of 2007. Results of the trial are under evaluation.

Ebola

Ebola fever is one of the most lethal viral diseases, with a mortality ranging from 50% to 90% according to the World Health Organization. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. To date, approximately 2,000 cases have been reported since the virus was first discovered in 1976. The Ebola virus belongs to the group of ‘hemorrhagic fever viruses’, which also includes the highly pathogenic Marburg and Lassa viruses. Ebola virus causes a disease characterized by high fever and massive internal bleeding. Because no vaccine or therapy is presently available, Ebola virus is on the Centers for Disease Control (CDC), National Institutes of Allergy and Infectious Diseases (NIAID), and U.S. Department of Defense Category “A” list of bioterror agents. In 2003 the U.S. government announced that once available, an Ebola vaccine may be stockpiled as part of its preparedness for bio-terror attacks under Project BioShield, a comprehensive effort to develop and make available modern, effective drugs and vaccines to protect against attack by biological and chemical weapons. The BioShield Act was enacted in July 2004, with a total appropriation of US$ 5.6 billion across all programs.

Numerous attempts to vaccinate against Ebola virus using inactivated virus or protein-based vaccine modalities have failed, and developing a live attenuated vaccine is considered too dangerous. However, it has been shown in pre-clinical experiments conducted by the Vaccine Research Centre (VRC) of the U.S. National Institutes of Health (NIH) in 2005 that a single-dose immunization with a recombinant adenovirus (expressing Ebola virus proteins) vaccine protects against an otherwise lethal challenge with wild-type Ebola virus. Based on these results, we decided to develop an Ebola vaccine. The vaccine could provide protection from the lethal virus in the event of biological warfare.

In May 2002 we entered into a Collaborative Research and Development Agreement (CRADA) with the VRC to develop jointly, test and manufacture an adenovirus-based Ebola vaccine. Under the terms of the agreement, we have an option for exclusive worldwide commercialization rights to the Ebola vaccine resulting from this collaboration. In August 2002, the CRADA was extended to cover vaccines against Marburg and Lassa infections. The recombinant vaccine will encompass the glycoproteins and the nucleoprotein of Ebola virus, but cannot replicate in humans. This method thus provides a very important safety advantage, while ensuring that a strong humoral and cellular immune response is elicited against the Ebola virus.

Under a separate production contract with NIH, we are manufacturing adenovirus Ebola vaccine vectors according to current good manufacturing practice (cGMP) requirements. In March 2005 we extended the CRADA with NIH and continue to develop this vaccine and will use the Ebola vaccine results in the development of Marburg and Lassa vaccines. In addition, we obtained an exclusive license to certain NIH patents to develop and commercialize recombinant vaccines against Ebola. The patents cover valuable vaccine components, such as Ebola antigens and vectors. This was subsequently confirmed in a contract signed in April 2005.

In experiments conducted by the VRC together with the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID) during the first half of 2004, our vaccine candidate confirmed single-dose protection in preclinical testing against Ebola. What set the results of this trial apart from the earlier successful trial, which established a proof-of-concept, was that the vaccine in this instance was produced on PER.C6 cells. All preclinical material was produced at our FDA-compliant production facilities in Leiden. For potential safety reasons, VRC switched the development of the vaccine from the use of the wild-type Ebola glycoprotein sequences to mutant sequences, after a single dose of this new candidate vaccine showed protection in pre-clinical testing against Ebola.

Phase I clinical testing commenced in the third quarter of 2006. In the randomized, double-blind, placebo-controlled study in 48 healthy volunteers the single-shot vaccine is being tested in a dose-escalation trial. The start of the trial follows the successful completion of the Investigational New Drug (IND) application process required by the Food and Drug Administration (FDA). The Phase I study is being carried out by the VRC at the NIH Clinical Center in Bethesda, Maryland.

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

Currently there is no commercially available vaccine to protect against malaria. Our candidate malaria vaccine is based on our AdVac technology and produced using our PER.C6 technology. In a study carried out by the Department of Medical Molecular Parasitology at New York University, the efficacy of our malaria vaccine candidate was tested in NYU’s mouse malaria model. The study showed that a single administration of a prototype AdVac vaccine, a recombinant adenovirus 35 (rAd35) vector expressing the malaria parasite-derived immunogenic circumsporozoite antigen, protects mice upon challenge with the mouse specific parasite. In March 2004 it was announced that the National Institute of Allergy and Infectious Diseases (NIAID), part of the U.S. National Institutes of Health (NIH), will support the development of our candidate malaria vaccine. The agreement has an estimated value of up to US$ 3.5 million and covers process development of the candidate AdVac-based malaria vaccine. The work is being done under a subcontract agreement with Science Applications International Corporation (SAIC). In September 2006, we extended the collaboration with the NIAID with the signing of a clinical trial agreement. The clinical trial started in January 2007 and is a randomized, double-blind, placebo-controlled study that will test the vaccine in a dose-escalation trial involving 96 healthy volunteers. The Phase I trial is funded by NIAID and conducted by researchers at Vanderbilt University, one of NIAID’s Vaccine and Treatment Evaluation Units.

In December 2004 we received a grant up to a maximum of € 2 million from the Dutch Ministry of Economic Affairs in support of our malaria research and AdVac technology development. Research carried out under this grant will aim to expand the number of antigens able to be carried by an rAd35-vectored vaccine, such as our AdVac-based malaria candidate.

In December 2006 we were awarded a grant to our subsidiary toward the development of a malaria vaccine. The € 1.7 million grant was given to a consortium of four leading groups in the field of malaria research including Etna Biotech, a fully-owned Crucell group company. The malaria vaccine the group is developing will be based on our Recombinant Paramyxovirus technology.

In January 2007 we received a European Union-funded grant aimed at advancing the development of a malaria vaccine. The € 2.4 million grant, which was awarded to a Crucell-led consortium of six leading European universities and companies in the field of malaria research, will finance pre-clinical studies toward an affordable, safe and efficacious two-component pediatric malaria vaccine.

Tuberculosis

Mycobacterium tuberculosis (TB) represents one of the most prevalent infectious diseases throughout the world. It is estimated that 2 billion people are infected with TB, representing a third of the world’s population. Each year sees 8 million new cases and 2 million deaths as a result of the disease according to the World Health Organization.

TB is spread when people who have the active form of the disease cough or sneeze and people nearby breathe in these bacteria and become infected. Only 5-10% of infected but otherwise healthy people develop an active TB disease. Most people who carry the bacteria suffer no obvious symptoms and cannot pass on the disease to others during this latent phase of the infection. But if the immune system is weakened, active TB disease can occur. This occurs most in people infected with HIV/AIDS, which severely weakens the immune system.

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

In March 2004 we announced a new collaboration with the Aeras Global TB Vaccine Foundation on the pre-clinical and clinical development of candidate TB vaccines. The Crucell-Aeras TB vaccine program is focusing on improvement of BCG, using our PER.C6 and AdVac technologies. Aeras has agreed to pay us up to US$ 2.9 million, contingent upon meeting certain development milestones, for process development and production of clinical material of TB vaccine candidates. We began Phase 1 clinical trials of the AdVac-based tuberculosis vaccine in the fourth quarter of 2006. The trial is an open-label study that will test the vaccine in a dose-escalation trial involving 32 healthy volunteers. The trial is funded and managed by Aeras through a contract research organization, PRA Clinical Pharmacology Center in Lenexa, Kansas, USA. The main parameters under examination will be safety, tolerability and immunogenicity.

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

We have developed a human monoclonal antibody product in collaboration with two leaders in the rabies antibody field, the Thomas Jefferson University (TJU) based in Philadelphia and the U.S. CDC in Atlanta, using MAbstract and PER.C6 technology.

In experiments conducted during 2004 in collaboration with TJU under a Collaborative Research and Development Agreement with the CDC, the antibody product demonstrated protection in the industry standard hamster model at least equivalent to HRIG. The pre-clinical evaluation of the antibody product was performed in collaboration with the CDC’s Rabies Program. The product is a combination of two monoclonal antibodies for the post-exposure prophylaxis of rabies, produced using our MAbstract and PER.C6 technology. In the fourth quarter of 2006, we began a Phase I clinical study in the United States. The Crucell-funded trial is a randomized, double-blind, placebo controlled study in 60 healthy volunteers that will test the antibody product alone in a dose escalation study as well as in combination with a rabies vaccine. We expect a second Phase I study to start in the first half of 2007 in India, selected as a prototype of a rabies endemic country.

Other Collaborations and Agreements

DSM

In January 2006 the Company and DSM signed an amended collaboration agreement to strengthen and expand the development of the PER.C6 protein and monoclonal antibody licensing business. The two companies will create an integrated solution for the production of recombinant proteins and monoclonal antibodies on PER.C6 in order to increase licensing and royalty income and accelerate the development and roll-out of the PER.C6 technology platform in the market. The existing collaboration agreement was terminated, resulting in release of deferred revenues and recognition of certain milestones and agreed to by DSM.

On November 8, 2006 the Company and DSM Biologics already announced the opening of the joint venture PERCIVIA PER.C6 Development Center in Cambridge, Massachusets. This development center provides a fully integrated technology platform and turn-key solutions for the production of pharmaceutical proteins to the biotech industry and scientific community. The center is involved in the development and optimization of the human PER.C6 cells as an expression platform for proteins and monoclonal antibodies for therapeutic use in humans.

Pevion Biotech AG

In 2002 Pevion Biotech was founded as joint venture by Berna Biotech and Bachem AG. The company is dedicated to creating novel virosomal formulated vaccines and bringing them from research into clinical development. We indirectly own 50% of the share capital since our acquisition of Berna Biotech AG in February 2006.

Kenta Biotech AG

In 2006, Kenta Biotech AG was founded. The Crucell Company, Berna Biotech AG contributed investments in kind of million in exchange for shares equal to 36.74% of Kenta Biotech’s share capital. Kenta Biotech AG is focusing on the discovery and development of innovative, fully human monoclonal antibodies for the life-saving treatment of patients with serious infectious diseases.

Talecris Biotherapeutics

In April 2007, we announced a long-term distribution deal with North Carolina-headquartered Talecris Biotherapeutics, GmbH. Under the terms of the agreement, we will serve as the exclusive distributor of Talecris’ Prolastin (alpha-1 proteinase inhibitor) in 9 Western European countries, replacing current distributor, Bayer.

ADImmune Corporation

In March 2007, we announced that we have completed an influenza alliance with Taiwanese-based ADImmune Corporation. Under the terms of the deal, ADImmune will use our virosome technology to produce a virosomal adjuvanted influenza vaccine for specified markets: Taiwan, Japan and Macau. Additionally, ADImmune will produce influenza antigen, which we may purchase for the production of our vaccine product, Inflexal V.

In consideration of the rights and licenses granted in respect of the technology, ADImmune shall pay an amount of € 8.7 million (NT$ 394,887). We will obtain a 20% equity stake in ADImmune for which we will pay ADImmune an amount € 8.7 million (NT$ 394,887). We expect to complete these transactions during 2007.

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

Crucell has an investment in Galapagos N.V, which is a publicly traded company. Crucell owns 6.2% as of December 31, 2006 (December 31, 2005: 11.7%).

Novartis (formerly Chiron)

In 2001, Berna entered into a worldwide collaboration agreement with Novartis (then Chiron) to develop and commercialize Quinvaxem. This agreement was amended in 2004. Under the agreements, the parties agreed to jointly develop, manufacture, register and market Quinvaxem. In addition to the right to manufacture the product on behalf of the parties, Berna has the commercial rights to market the product worldwide, with the exception of two undisclosed countries, in the public markets via supranational institutions. Chiron has the worldwide rights, with the exception of the two countries, to market the vaccine in private markets. In addition, the agreements provide for Novartis to supply Berna with the DTP and Hib components required to manufacture the vaccine. The parties agreed not to compete outside the collaboration in the pediatric markets.

CSL Pharmaceuticals

In November 2001 Berna Biotech entered into an agreement with CSL Pharmaceuticals, pursuant to which CSL supplies flu antigen to Berna for the manufacture and sale of virosome-based flu vaccines, such as Inflexal. Under the agreement, Berna is entitled to a minimum quantity of seasonal flu antigens, which is adjusted upward each year. However, due to external factors, such as slower growth rates of certain seasonal flu strains, even the minimum quantities may be difficult to obtain in time for a particular year’s flu season, or at all. This may affect revenues in any given year in which this occurs. The agreement terminates after 2009. Due to the shortage of antigen production capacity worldwide, it may be difficult to renew the contract against the same terms and conditions, or at all. If this risk materializes it will adversely affect our results.

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

In addition to retaining outside patent counsel, we also employ European and Dutch patent attorneys that file, prosecute, defend and enforce patent rights as well as manage our patent portfolio. Our patent portfolio comprises 1,325 active cases (i.e. granted patents in force or pending patent applications) as of December 31, 2006 in total for the group. We aggressively protect our inventions and employ a proactive filing strategy with respect to patent applications. Our portfolio management involves active commercialization and enforcement strategies combined with disposal of cases that we no longer consider commercially attractive.

The following table reflects the total number of active cases (pending or granted) through December 31, 2006, organized according to our different fields of operation. All figures include acquired and jointly owned patent cases, but exclude patent positions licensed-in from third parties. Patent filings classified under “vaccines” relate to AdVac-based, live viral vector vaccines based on our proprietary measles technology, our virsomal technology and classical whole inactivated virus, split and sub-unit vaccines. Patent filings classified under “antibodies” relate to antibodies and/or drug targets, excluding the enabling technologies which are classified as technology. Patent filings classified under “technology” relate primarily to cell-based production technology, adenoviral vector technology, STAR-technology and related technology, functional genomics and target and antibody discovery technology.

	Patent Filings
	Pending	Granted	Total Active
Vaccines	250	425	675
Antibodies	146	31	177
Technology	189	149	338
Gene Therapy	57	78	135
Total	642	683	1,325

Patent filings

In 2006 we filed patent applications for 16 new inventions, in the fields of vaccines (4), antibodies (9) and technology (3). Our new filings in the antibody and vaccine fields in 2006 reflect our efforts to further strengthen our patent portfolio in support of product development programs in that area. The new filings in the technology area relate to our continuing effort to protect and commercialize the PER.C6 technology and related uses of the PER.C6 cell lines, as well as the STAR technology. Since we are not actively involved in gene therapy research and development, no new filings were made in that area during 2006.

We maintain a geographically diversified filing strategy, depending on our technological and business needs, as well as our view of long-term economic trends and developments in legal systems in various parts of the world. As of December 31, 2006, we have 84 pending applications in the EU(1), 108 pending applications in the U.S.(2), 19 international patent applications (so-called “PCT(3) applications”) and 431 applications in the rest of the world(4).

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

Patents

At December 31, 2006 we owned or co-owned 445 granted patents in the EU territory, 58 patents in the U.S. and 180 patents in the rest of the world.

The following is a summary of the intellectual property rights related to our major products and product developments.

Epaxal and Inflexal.   Epaxal and Inflexal are the two virosomal products which are protected by the patent family “Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them”, which will expire in 2012. In addition, the hepatitis A strain used to produce Epaxal is claimed in a patent family which will expire in 2012.

Hepavax-Gene.   The active substance of this monovalent recombinant hepatitis B vaccine is HbsAg which is no longer protected by patent in Europe and most countries in the rest of the world. The Supplementary Protection Certificates with respect to Hepavax-Gene are still valid in Sweden, Italy, and France. However, we are not currently considering western European countries for product registration and marketing. The production technology is based on our proprietary Hansenula polymorpha expression technology.

Quinvaxem.   We have no patent protection for the active substances of Quinvaxem.

Vivotif.   We have no patent protection for the active substances of Vivotif.

Dukoral.   We have no patent protection for the active substances in Dukoral, but certain aspects of manufacturing are subject to patent.

We seek patent protection, whenever possible, commercially feasible and appropriate, in respect of any technology or product development that is important to our business. Together with our affiliates in Germany, Italy and Korea, we have several platform technologies and consequently our intellectual property activities concentrate on protecting these technologies and any improvements thereof in the main worldwide vaccine markets of Europe, the United States, Canada, Japan and Australia. However, because some vaccine markets are outside these countries, we have also sought protection in other countries, such as Korea. The IP portfolio is constantly reviewed to decide on maintenance of individual patents or patent families considering parameters such as actual product performance, product development, patent term, options for commercialization or outlicensing of non-core IP. Our IP tasks are coordinated, patents are filed on a worldwide basis by specialized patent attorneys.

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

In 2005, Probiogen and CEVEC Pharmaceuticals each individually filed oppositions before the European Patent Office against one or more of our PER.C6 patents. The basic PER.C6 technology patent was upheld after first instance opposition proceedings.

Cell Genesys has filed opposition against our European patent related to our AdVAc technology. The opposition is still pending before the opposition division.

In 2005 we lodged opposition against a European patent held by Chiron related to certain aspects of the production of influenza viruses in cell culture; the opposition is still pending.

Our subsidiary Berna Biotech Korea Corporation (formerly Green Cross Vaccine Corporation) and our partner Novartis (formerly Chiron) lodged oppositions against a patent of GlaxoSmithKline (GSK) in Korea. The patent relates to multivalent vaccine formulations, such as our pentavalent vaccine Quinvaxem. In response to the opposition, the patent was revoked by the Korean Intellectual Property Office in December 2004 on the grounds that the subject-matter claimed in the patent lacks novelty. GSK appealed that decision to the Korean Patent Court. After a hearing which took place in April, 2006, the Korean Patent court dismissed the appeal in June, 2006. GSK has appealed this decision. If the Korean Supreme Court were to reverse the decision of the Patent Court and if GSK were to enforce its patent, Berna Biotech Korea Corp. could be found to have infringed the patent. In this case, we may be forced to delay or even cancel our commercial activities with this vaccine. As a consequence, we would lose revenue and our business would be adversely affected.

In addition, production of Quinvaxem requires a particular vaccine component that may become the subject of a patent dispute between either GSK and us or GSK and our supplier of that component. The patent on that particular component, held by GSK, is currently under opposition before the patent office and a definitive outcome on the validity of the patent is expected to take a number of years. A negative outcome of this opposition proceeding could lead to infringement proceedings between GSK and us or GSK and our supplier, although we believe that neither we nor our supplier would be held to have infringed or be infringing that patent. The outcome of legal disputes is invariably difficult to predict with accuracy, but in the event GSK were to prevail in infringement proceedings against us, this would adversely affect our business.

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

Berna has licensed adjuvation technology called ISCOMS from Isconova AB for the development, manufacture and commercialisation of improved influenza vaccines.

When licensing our technology to third parties we seek to obtain access to any improvement patents via so-called grant-back provisions to reduce the risk of being exempted from using such improvements for our own benefit, or that of our licensees.

Trademarks

New trademarks for our products are registered on a worldwide basis. Distribution and agency agreements normally include a clause specifying that, at the termination of the agreement, trademark and product registration rights return to us. We are the owner of over 150 registered trademarks. The most important in the largest sales markets are: Crucell, Berna, the Berna and Crucell Logo, ChromaGenics, Aerugen, Te Anatoxal Berna, Di Anatoxal Berna, Di Te Anatoxal Berna, Epaxal, Epaxal Berna, Inflexal, Inflexal Berna, Vivotif, Vivotif Berna, Hepimmune and Flavimun, PER.C6, AdVac, MAbstract and STAR. In addition, we hold rights to use trademarks held by our partners, such as Quinvaxem from Chiron, now Novartis Vaccines.

Legal Proceedings

In addition to the matters discussed under “Intellectual Property—Patent Enforcement and Proceedings” we have been notified of the following matter:

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

Regulation

We operate in a highly regulated industry. Our activities involve the use of hazardous materials, including chemicals and radioactive and biological materials, and pre-clinical testing, all of which are subject to regulation. Environmental laws and regulations and laws and regulations relating to safe working conditions, laboratory conditions, and laboratory and manufacturing practices also apply to our operations. We conduct our operations in a manner designed to comply with applicable regulations and we believe that we have all the licenses and permits required to carry out our current activities.

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

Before marketing a (bio)pharmaceutical product, companies require regulatory approval from the relevant authorities. To obtain this approval, pre-clinical and clinical trials must be conducted to demonstrate the safety and efficacy of the product candidates. Clinical trials are the means by which experimental drugs or treatments are tested in human volunteers. New therapies typically advance from laboratory research testing through pre-clinical testing and finally through several phases of clinical human testing. On successful completion of the clinical trials and demonstration that the product can be manufactured in a safe and consistent manner, approval to market the biopharmaceutical may be requested from the EMEA in Europe, the FDA in the United States or their counterparts in other countries.

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

An alternative, centralized, approach for registration was provided by Directive 93/41/EEC and Council Regulation No 2309/93, which established EU procedures for the authorization and supervision of medicinal products for human and veterinary use and established a European Medicines Agency (EMEA). Under this centralized procedure, which has been implemented for so-called high technology medicinal products, and especially for those derived from biotechnological processes, applicants submit their dossier for authorization to the EMEA. The EMEA coordinates the assessment process by appointing two EU member states as a rapporteur and co-rapporteur, respectively, who will assess the application and prepare draft reports for review by the CHMP. The CHMP issues an opinion on the product’s quality, safety and efficacy and sends its opinion to the European Commission, which drafts a decision based on that opinion. After consulting with its standing committee, the European Commission may grant a marketing authorization, subject to adequate evidence of quality, safety and efficacy. The marketing authorization granted is valid in all EU member states. For biopharmaceuticals the centralized procedure is mandatory.

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

Manufacturers of pharmaceutical products operating within the EU must hold a manufacturer’s authorization and must comply with the requirements of “Good Manufacturing Practice” incorporated into EU legislation. These requirements are intended to set minimum standards with respect to manufacturing facilities. Failure to comply with these requirements may result in the suspension or revocation of the manufacturer’s manufacturing authorization. EU legislation provides for a centralized procedure for authorizations to market certain specific pharmaceutical products. The procedure is initiated with the submission of an application for a marketing authorization to the European Agency for the Evaluation of Medicinal Products. This agency processes the application and co-ordinates an evaluation of the product candidate. EU legislation provides for mutual recognition, whereby an authorization for a product granted in one member state is recognized by and forms the basis for granting an authorization in other member states. The wholesale distribution of pharmaceutical products within the EU is regulated by “Good Distribution Practice” guidelines.

Both the Netherlands and Sweden are members of the European Union. As such both fully comply with EU legislation on medicines, meaning that their national legislation is in accordance to all relevant EC Council Directives and EC Regulations including procedures for the authorisation and supervision for medicinal products for human use and the establishment of the European Agency for the Evaluation of Medicinal Products

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

To gain FDA approval to conduct clinical trials, pre-clinical studies must generally be conducted in the laboratory to gain preliminary information on an agent’s efficacy and to identify any major safety concerns. Applicants submit the results of these studies, in addition to information regarding the manufacture of the medicinal product, as a part of an application for an Investigational New Drug, or IND. Furthermore, the IND application includes a detailed description of the clinical investigations.

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

Vaccines

Other biotechnology and pharmaceutical companies that are focused on developing vaccines against infectious diseases include Wyeth, sanofi pasteur, Merck & Co., GlaxoSmithKline, Novartis, Acambis, Baxter, GenVec, Bavarian Nordic, Baxter, Solvay, Vical and Nobilon.

With respect to vaccines, other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK (Madin Darby Canine Kidney cells) and VERO as well as on production platforms based on embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI-38 and MRC-5 for licensed and marketed vaccines, as well as human cell lines supporting products in development such as (HEK)-293.

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

In the area of West Nile virus, we are aware that Acambis has completed successfully Phase II clinical safety study in humans with its West Nile ChimeriVax vaccine. This vaccine uses a genetically engineered yellow fever 17D live virus containing the genes encoding the antigens responsible for protection against West Nile virus. We are also aware that Vical is developing a DNA-based West Nile virus vaccine that uses portions of the genetic code of a pathogen to cause the host to produce specific features of the pathogen that may induce an immune response. This method could potentially offer superior safety, ease and reliability of manufacturing, as well as storage and handling advantages, compared with conventional vaccines that use live, weakened or dead pathogens to produce an immune response. In addition, other parties are working on human West Nile virus vaccine research. The University of Queensland is working on a vaccine based on the relatively harmless Kunjin virus, a flavivirus found in Australia, and Hawaii Biotech received significant funding from the NIH in December 2004 in support of the pre-clinical development of its West Nile vaccine candidate.

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

In addition to microbial and mammalian cell culture systems, transgenics are also exploited for the manufacture of complex recombinant proteins. Transgenics are, for example, used for the manufacture of recombinant C1 inhibitor by Pharming. This product is currently in Phase III clinical testing for angio-edema. Other examples are GTC therapeutics which produces amongst other things, monoclonal antibodies in transgenics, and PPL therapeutics manufactures a number of complex recombinant proteins, amongst which are blood clotting factors, in transgenic sheep. Transgenic plants are also used as a platform for the manufacture of monoclonal antibodies and complex recombinant proteins. Cell culture systems derived from plants are currently used as well, like moss and cultured plant cells, which are currently used for manufacturing recombinant proteins. None if the products produced in transgenics have reached the market yet.

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

Property, Plant and Equipment

Our corporate offices and research activities are located in facilities of approximately 7,800 square meters in Leiden, The Netherlands. We sublease 1,000 square meters of this space to Pharming Technologies B.V. and 500 square meters to Galapagos N.V. The section of this building that we use in Leiden includes 2,100 square meters of laboratories, with BioSafety Level (BSL) 1, BSL 2 and BSL 3 labs. The remainder of the main building is divided into 2,800 square meters of office space and 1,400 square meters for storage, technical areas, washrooms, waste destruction and sterilization.

In addition, we lease 770 square meters of space adjacent to these corporate offices, of which 439 square meters is subleased to a third party. Our plant and production facilities in the Netherlands are located in a separate building in the Leiden BioScience Park, including 265 square meters of production space, 75 square meters of quality-control laboratories and 228 square meters of office space. The lease contract of this facility ended September 1, 2006, except for the production space, which ended April 30, 2007. We do not anticipate any problems in renewing the lease until our new production facility is ready for use.

In 2005, we began to construct a new GMP production facility of 4,100 square meters in Leiden. This new facility is built as a BioSafety Level (BSL) 3 facility, in which two concurrent products can be produced, on either BSL 2 and/or BSL 3 safety level. The building will consist of 1,200 square meters of production space; 220 square meters of quality control labs; 185 square meters BSL 3 research and development labs; 80 square meters filling (up to 2,000 ampoules); 40 square meters of buffer and medium preparation; 310 square meters of offices; 350 square meters of storage and 1,715 square meters for utilities, washing area, waste destruction and sterilization and technical areas.

The new center is to take the name of Crucell co-founder Dinko Valerio, becoming the “Valerio Building”. The Valerio Building will give us the in-house capability to support vaccine, protein and monoclonal antibody process design and development, minimizing requirements for outsourcing. Bioreactors of 2, 10, 30 and 100 liter capacities have already been constructed off-site and are currently being installed. There is also room for expansion, with multiple 100-liter wave-bags, disposable stirred tank bioreactions, large scale down stream processing equipment and scale-up of fill and finish capacity.

When fully operational, the Valerio Building will meet the highest environmental and safety standards recommended for the laboratory activities to be conducted there. The facility must receive approval from the Dutch government to produce material for use in humans. Extensive precautions will be taken to ensure safety and continuity of operations. Product quality will be strictly monitored, maintained and administered in-house. The facility is currently scheduled to become operational by the end of 2007.

Upon our 2006 acquisitions, we also have office space, laboratories, production facilities, pre-clinical facilities and storage space in Switzerland, Spain, Germany, Sweden and Korea.

The following table sets out information regarding our main facilities outside the Netherlands:

Location	Use
Berne, Switzerland (two locations)	Research and development (including pre-clinical facilities) 8,618 m2 and production facilities (12,427 m2); office space (5,635 m2) and storage buildings (15,988 m2) (owned)
Madrid, Spain	Production facilities (1600 m2), storage buildings (2400 m2) and office space/labs (1409 m2) (owned)
Seoul, Korea	Development and production facilities (2,201 m2), pre-clinical facilities (999 m2), storage facilities (1,243 m2), office space (1,819 m2) (leased until 2010)
Stockholm, Sweden	Development and production facilities (8,764 m2), pre-clinical facilities (999 m2), storage facilities (4,319m2), office space (2,396 m2) (leased until 2010)

Our manufacturing facilities in Switzerland are FDA/EMEA-approved and are used primarily for the production of Inflexal, Vivotif, Epaxal and mammalian cell culture-based products. One of our facilities also include facilities for lyophilization and a Center of Mammalian Cell Culture, which is not in use any more.

Our manufacturing facilities in Korea are World Health Organization-approved and are used primarily for the production of Quinvaxem and Hepavax-Gene and for formulating and filling vials. The manufacturing process used at our Korean facilities are based on the patented Hansenula polymorpha yeast expression technology.

In Spain, the center of our European filling and packaging operations, we operate a filling line for syringes.

Insurance

We have in place general third party public and product liability insurance. Our policy has a limit of liability and has certain additional conditions to coverage and deductibles. We do not insure our phage antibody-display library or PER.C6 master cell bank, though identical copies of the same cell bank are stored in multiple locations in Europe. We carry insurance relating to theft, fire and damage to the moveable assets within our facilities and other customary insurance coverage for most of our activities, including liability insurance coverage for the members of the Management Board, management committee and the Supervisory Board.

Sales and Business Development

Business Development

We currently employ thirteen people in our business development operations in the Netherlands and an additional two in the U.S. Our business development strategy has historically involved contacting prospective licensees and partners, assessing their interest in our technologies and products, and, if the prospective licensee or partner indicates interest, negotiating a license and/or collaboration agreement pursuant to which we deliver the applicable technology to, or collaborate with, the licensee or partner. For some of the contracts we provide services, for which we are paid at different rates.

Marketing and sales

We have our own sales and marketing infrastructure in our core markets Switzerland, Unites States, Korea, Sweden, Italy and Spain. To ensure broader market access for our products, we have established a strong network of partnerships for commercialization. Through our dedicated sales force for supranational organizations, our own sales and marketing infrastructures in Korea and key European markets and the United States, and our network of distributors in other countries, we have established a global position in both public and private markets.

Item 4A.     Unresolved Staff Comments

Not applicable.

Item 5.                        Operating and Financial Review and Prospects

The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. When used in this annual report, the words “intend”, “anticipate”, “believe”, “estimate”, “plan”, and “expect” and similar expressions as they relate to us are included to identify forward-looking statements. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this annual report. See “Forward-looking Statements” and Item 3, “Key Information—Risk Factors.” You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

Unless otherwise mentioned all amounts in this Item 5 are in thousands, except share and option data.

Crucell N.V. reports its financial results in Euro and in conformity with International Financial reporting Standards (“IFRS”) as endorsed by the EU and effective for each of the reporting years. There is no difference between IFRS as applied to Crucell and IFRS as issued by the IASB. Please see “Key Information—Selected Financial Data” and the notes to our consolidated financial stements for a more detailed discussion on the basis of preparation.

Overview

The year ended December 31, 2006 formed a turning point in the history of our Company as we transformed from a start-up company geared exclusively towards developing technologies and biotech products into a fully integrated vaccine and other biopharmaceuticals producer. Our internationally oriented activities now cover the entire range from laboratory to sales, from product and process development to production and distribution. This change was due to a number of acquisitions and divestments described below. This made 2006 a year of rapidly integrating the companies and assets acquired, streamlining our corporate organization and upgrading of our internal financial and administrative procedures. In addition, we set new priorities in terms of research and development and drafted an active and focused sales strategy to maximize the revenues from our current portfolio.

Summary of the full year results

Total revenue and other operating income for the year ended December 31, 2006 were € 140.9 million, which represents a more than 275%-fold increase over the € 37.6 million in revenues and other operating income reported in 2005. The increase in total revenues is attributable to sales of respiratory, travel and paediatric vaccines added to our product portfolio in the acquisition of Berna Biotech by the company during 2006. Total other operating expenses amounted to € 148.3 million and included restructuring and impairment charges of € 33.5 million. Research and development expenses of € 67.6 million reflect increasing emphasis on clinical development, since we successfully initiated clinical trials for nine programs during the year, and reflect research spending in Berna Biotech AG and SBL Vaccin AB. Reported loss over 2006 amounted to € 87.6 million. Reported loss includes amortization charges of € 19.7 million related to purchase price accounting, in addition to the impairment and restructuring charges of € 33.5 million. For income taxes the company reported a € 10.6 million benefit, which was mainly related to the impairment charge.

Cash and cash equivalents at December 31, 2006 amounted € 157.8 million, which includes the cash acquired in the Berna Biotech business combination and the proceeds of the € 80.0 million equity offering the company executed in November 2006.

Acquisitions and divestments

In early 2006, Crucell acquired 98.4% of the Swiss biotech company Berna Biotech AG (Berna Biotech) in a share exchange. In February and March 2006, Crucell issued a total of 16.9 million ordinary shares to Berna Biotech’s shareholders with an average fair value of € 20.93 per share resulting in total purchase price of € 354.4 million (excluding acquisition costs). In the second quarter of 2006, we divested Dr. E. Gräub AG, which was sold to German based Vetinvest GmbH for € 5,390 in cash. In the same quarter, the biopharmaceutical and vaccine manufacturer Rhein Biotech GmbH was sold to Dynavax Technologies Corporation, a U.S. based biotech company, for € 6,383 in cash. Both divestments were steps towards aligning our portfolio of activities with our strategic priorities.

In September 2006, we squeezed-out the remaining shareholders, purchasing the remaining 1.6% minority interest in Berna Biotech. After the squeeze-out, the SWX Swiss Exchange approved the delisting of Berna Biotech’s shares, which was effected on September 18, 2006.

In October 2006 we purchased the assets and liabilities of Florida-based Berna Products Corp. (“BPC”) from Acambis plc for € 13.8 million in cash, excluding acquisition costs. BPC markets and distributes Vivotif, Berna Biotech’s oral typhoid fever vaccine, in the US and Canada.

In November 2006, we acquired Stockholm-based SBL Vaccine Holding AB (“SBL”), a fully integrated independent biotechnology company, from the private equity firm 3i and the financial group SEB for € 39.3 million in cash, excluding acquisition costs.

On December 28, 2006, Crucell squeezed-out the remaining 7.3% minority shareholders of Rhein Biotech N.V. Upon approval by the its shareholders, Rhein Biotech N.V. legally merged into Berna Rhein BV, a fully owned subsidiary of the Crucell group in exchange for 0.3 million Crucell shares with a fair value of € 18.51 per share, resulting in a transaction value of € 6.4 million. As a result, Rhein Biotech N.V. ceased to exist and its shares were delisted at the Frankfurt Stock Exchange. With this transaction, Crucell completed the integration of the Berna Biotech.

Economic factors

Our financial strength and ability to adapt to the current market and economic conditions are dependent, in part, on the success of our existing products, the cost of bringing novel vaccines to market, the success of our licensees in developing commercial products using our technology, and effective management of our working capital.

Critical Accounting policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. The U.S. Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of our financial condition and results, and requires us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, our most critical policies on our historical operations include:

•       Revenue recognition.

•       Utilization of tax carry forward losses.

•       Accounting for business combinations.

•       Impairment reviews of property, plant and equipment, intangible assets and goodwill.

•       Valuation of defined benefit plans.

•       Valuation of stock option plans.

•       Recognition of provisions for litigations and claims.

•       Valuation of inventories.

Below we discuss these policies further, as well as the estimates and judgments involved.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be measured reliably. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added taxes and duties.

Revenues are recognized on a gross basis when the Group acts as the principal in an arrangement. Revenues are recognized on a net basis when the Group acts as agent.

Goods or services traded for items of a similar nature are not regarded as transactions that generate revenue. Goods or services traded for dissimilar items are regarded as transactions that generate revenue.

Product sales

Revenue from product sales is recognized when the significant risks and rewards of ownership of the products have passed to the buyer. In addition the Group does not retain managerial involvement to the degree usually associated with ownership nor effective control over the goods sold and the cost of the transaction can be measured reliably.

Licence revenues

We recognize initial fees to the licensing of our technology as revenues over the period of our significant continuing performance obligations, if any, and upon transfer of the significant risks and rewards to the buyer.

Under certain arrangements, the Group has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue when significant risks and rewards pass to the buyer, which is the moment, the transfer of developed technology is completed. The Group’s arrangements provide for continuing support of its technology at standard consulting rates. Revenues derived from consulting services that are not essential to licensee’s ability to use the Company’s technology, are recognized as earned during the period that the consulting services are performed.

In certain arrangements, the Group collaborates with third parties to develop novel products or processes using the Company’s proprietary technology. These arrangements generally include an initial license fee upon the delivery of the Company’s proprietary technology and incremental fees for the Company providing ongoing research and development activities. The research and development activities performed by the Company are substantive and critical to the licensees’ exploitation of the delivered technology. When significant risks and rewards pass to the buyer, initial fees from these arrangements are recognized as revenues over the period of continuing performance obligations. Incremental fees from research and development activities are recognized as revenues earned over the period of the development collaboration or the manufacturing obligation. All fees received under the Company’s collaboration agreements are non-refundable.

Certain license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. These additional license fees are recognized as revenue when the amounts become due and payable upon achievement of the milestone.

In addition to the initial fee, the Group’s arrangements generally provide that the licensee make semi-annual or annual payments (called “license maintenance fees”) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days’ to 90 days’ notice. License maintenance fees are recognized as revenues when the amounts become fixed and payable. The aggregate of license maintenance fees paid will generally reduce any royalty payments which may be due on future product sales of the licensee, if any, under the license agreement. Royalties are recognized as revenue when they become fixed and payable.

Service fees

As part of various collaboration agreements, the Company receives service fees for work performed under such agreements. Revenues and related costs associated with completing performance services are recognized when the service is completed and the collectibility of the receivable is deemed probable. Revenues associated with time and material performance contracts are recognized when the costs incurred and the costs to complete the transaction can be measured reliably.

Utilization of tax carry forward losses

We are required to estimate our income taxes in jurisdictions in which we operate. This involves estimating our actual current tax exposure together with assessing the valuation for carry forward losses and temporary differences resulting from different treatment for tax purposes compared to IFRS.  These temporary differences mainly relate to intangible fixed assets, property, plant and equipment and inventories.

As at December 31, 2006 we have tax carry forward losses for € 222,238 (2005: € 103,714, 2004: € 85,766) that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose. We assessed the likelihood that our carry forward losses will be recovered from future taxable profit, and to the extent we believe that recovery is probable we recognized a deferred tax asset, which is € 308 as at December 31, 2006. To the extent the likelihood of a recovery of deferred tax assets changes, we include an expense or a gain within the tax charge in our Income Statement for the relevant period. Significant management judgment is required in the valuation of our deferred tax assets. We consider future taxable profit projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. In the event that actual results differ from these estimates due to future changes in income tax law or results from final review of our tax returns by tax authorities, we may need to adjust the valuation of our deferred tax assets, which could materially impact our financial position and results of operations.

Accounting for business combinations

Business combinations are accounted for using the purchase method. This involves recognising identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities, but excluding future restructuring) of the acquired business at fair value. Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill includes intangible assets that were identified in a business combination, but not valued separately because the assets were either not separable or could not be measured reliably. Assets identified and included as part of goodwill can be specific customer relationships, supply contracts not meeting the recognition requirements or the workforce acquired.

Assigning fair values to the assets and liabilities acquired in a business combination inherently requires the use of estimates. Under IFRS 3 Business Combinations, these fair values can be adjusted up to one year after the acquisition date, which can affect the amount recognized as goodwill. The acquisition of SBL has been accounted for on a provisional basis.

The accounting for business combinations is discussed in detail in Note 3 of the financial statements.

Impairment reviews of property, plant and equipment, intangible assets and goodwill

For property, plant and equipment and intangible assets, Crucell assesses at each reporting date whether there is an indication that an asset may be impaired. If this indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

An impairment loss of € 19,568 was recognized relating to two buildings in Switzerland. The buildings and their equipment were used to manufacture products whose production ended or was phased out during 2006. The buildings are specially set up for biotechnology purposes and it is impractible to separate the buildings and the equipment. Thus there is no direct use for these buildings in any of the other activities of the Company, nor is there any market for the sale of the buildings to outside parties. The Company believes that the outlook for these buildings is not likely to change in the forseeable future, accordingly the carrying value has been impaired for the total amount of € 19,568.

The intangible assets were impaired for the in process research and development of the Tetra vaccine. In February 2006 Crucell acquired Berna Biotech, including rights to the Tetra vaccine. Management decided to stop the development of Tetra after Quinvaxem received approval by the WHO. Consequently the carrying value of Tetra has been impaired for the total amount of € 10,848.

Goodwill is reviewed annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of the cash-generating unit to which goodwill has been allocated an impairment loss is recognized.

Management believes that any reasonable possible change in the key assumptions would not decrease the value in use to the extent that the related goodwill would exceed the recoverable amount. Reference is made to the key assumptions below as they have a significant impact on the calculated recoverable amount. The recoverable amount for the goodwill of Berna and Berna Biotech Korea Corp. exceeds its carrying amount by € 58,600 and € 2,600 respectively. The implications of the key assumptions on the recoverable amount are discussed below:

•       The recoverable goodwill amounts of Berna Biotech AG based and Berna Biotech Korea Corp. were determined with a pre-tax weighted average cost of capital (“WACC”) of 11.0% and 14.8% respectively. A higher WACC percentage would reduce the recoverable amount of the goodwill;

•       In determining the goodwill of Berna Biotech Korea calculations were made with a 50% chance of a possible relocation of the site. If calculations were made with an estimated chance of relocation between the 50% and 100% this would lead to a reduction of the recoverable amount of the goodwill.

Valuation of defined benefit plans

Under defined benefit plans, the pension entitlements are calculated using the projected unit credit actuarial method. The pension liability recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date, less the fair value of the plan assets after adding or subtracting unrecognized actuarial gains or losses and past-service costs.

The defined benefit obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and any unrecognized past service costs and the fair value of any plan assets are deducted.

The weighted average of the principal assumptions used in determining the employee benefit obligations for the defined benefit plans of the Group are shown below:

2006
Discount rate	3.32%
Expected return on plan assets	4.55%
Future salary increases	1.19%
Future pension increases	0.66%

Prior to the acquisition of Berna Biotech and SBL the Group did not operate any defined benefit plans.

Valuation of stock-option plans

Option plans

Employees (including senior executives) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The Group accounts for its employee stock options under the fair value method. The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model.

The following weighted average assumptions are key in determining the fair value of the stock options.

	Year ended December 31,
	2006	2005	2004
Risk-free interest rate	3.6%	4.1%	2.9%
Expected dividend yield	—	—	—
Expected volatility	52.6%	52.8%	62.3%
Expected life (years)	4.25	4.31	4.00

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Crucell (“market conditions”), if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Recognition of provisions for litigations and claims

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Group is subjected to (potential) lawsuits and other legal proceedings, resulting from the ordinary course of business. The current status of any pending proceedings has been reviewed with a legal counsel. Upon consideration of known relevant facts and circumstances, provisions were recognized for losses that are considered to be more likely than not and that can be reasonably estimabled as of the balance sheet date.

The Group uses significant judgement in determining the provision for litigations and exposure to contingent liabilities related to pending litigation or other outstanding claims. Judgement is used in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement.

Valuation of inventories

Inventories are stated at the lower of cost and net realisable value. The cost of inventories includes expenditures for materials acquired, directly attributable costs and related production overhead expenses. Allowances are made for obsolete inventory. Management exercises judgment in determining the allowance for obsolete inventory. The allowance recognised in 2006 is € 4,722.

Results of Operations

Revenues

The following table shows our revenues for each of the years in the three-year period ended December 31, 2006 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2006	2005	2004	06 vs. 05	05 vs. 04
Product sales	103,918	—	—	—	—
License revenues	16,955	20,848	12,429	(18.7)	67.7
Service fees	10,694	11,881	5,712	(10.0)	108.0
Total revenues	131,567	32,729	18,141	302.0	80.4

In 2006, our revenues increased to € 131,567 from € 32,729 in 2005 and € 18,141 in 2004. The total revenue for the year ended December 31, 2006 increased by 302% compared to the year ended December 31, 2005. The increase in total revenues is mainly attributable to product sales after the acquisition of our product portfolio as a result of Crucell’s acquisitions of Berna Biotech in February 2006 and SBL in November 2006.

Product sales

Product sales amounted to € 103,918 in 2006. Total revenue from sales of those products added to our portfolio by the acquisition of Berna Biotech, or legacy-Berna Biotech products (including BPC sales) amount to € 100,404 total revenue generated by sales of those products added to our portfolio by the acquisition of SBL, or legacy-SBL products, amounted to € 3,513.

By the end of the year, our core product portfolio contains of six vaccines, Quinvaxem, Hepavax-Gene (Paediatric vaccines), Inflexal (Respiratory), Dukoral, Epaxal and Vivotif (Travel vaccines). The aggregated revenues for our core product portfolio amounted to € 91,664 in 2006 and represented 88.2% of our total product sales.

In October 2006 we successfully launched Quinvaxem, a pentavalent combination vaccine. It was approved by the Korean FDA in March 2006 and received World Health Organization (WHO) pre-qualification in September 2006. We have been awarded contracts totaling over $ 230 million for our Quinvaxem pediatric vaccines by supranational organizations. The contracts cover the next three years until 2009, with the awarded amount growing over those three years. We received an additional order totaling over US$ 20 million for Quinvaxem from a supranational organization serving Latin America. The contract covers sales in 2007. Current demand for the Quinvaxem vaccine exceeds 50 million doses a year. We estimate the total market potential to be 150 million doses per year in 3 to 4 years.

License revenues

License revenues decreased by € 3,893 in 2006 to a total of € 16,955. The decrease is caused by developments under a limited number of contracts. Total license revenues generated on IAVI (Internation AIDS Vaccine Initiative) contracts decreased by € 2.6 million; license revenues on DSM contracts decreased by € 1.4 million; license revenues on Sanofi contracts decreased by € 1 million. This reduction was partially offset by several contracts with other parties such as Merck and Ferring.

In 2005, the increase in license revenues of € 8,419 or 67.7% compared to 2004 was primarily due to an increase in license revenues from new and existing contracts, and realization of contractual milestones. For example, in 2005, we recognized revenue of € 4,754 from 15 new PER.C6 license arrangements versus € 3,886 from twenty new PER.C6 license arrangements in 2004. Also, a significant initial license fee from an arrangement we entered into with Sanofi Pasteur in 2003 was not immediately recognized as revenue, but was deferred and is being recognized as revenue over three years, the period of our expected continuing involvement.

Service fees

Service fees decreased to € 10,694, a decrease of € 1,187 or 10% compared to 2005. This decrease was mainly due to lower service fees generated on contracts related to the National Institute of Allergy and Infectious Diseases (NIAID).

In 2005 service fees for colloboration agreements increased by € 6,919 or 108.0% compared to 2004 due to increased activities performed under various collaboration agreements.

Cost of goods sold

The following table shows our cost of goods sold for each of the years in the three-year period ended December 31, 2006 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2006	2005	2004	06 vs. 05	05 vs. 04
Cost of product sales	83,518	—	—	—	—
Cost of service fees	6,971	7,156	5,644	(2.6)	26.8
Total cost of goods sold	90,489	7,156	5,644	1164.5	26.8

Cost of product sales

Costs of product sales and costs of service fees both comprise direct labor, materials, and overhead costs incurred in performing work under various collaboration agreements that directly relate to revenues earned through product sales. The 2006 cost of product sales includes additional expenses of € 16,186 relating to the purchase price allocations of the acquired businesses. The gross margin on product sales amounts to 57.5%.

Cost of service fees

Cost of service fees comprise direct labor, materials and overhead costs related to work under various collaboration agreements excluding collaboration agreement relate to product sales. The decrease of 2.6% in these costs reflects the lower level of services provided by fee revenues offset by slightly increased costs. Gross margin on service fees was 54.4% in 2006 compared to 66.0% and 1.2% in 2005 and 2004, respectively.

The costs increased in 2005 compared to 2004 by 26.8% because the number of activities performed under the various collaboration agreements increased as well.

Other operating income

The following table shows our other operating income for each of the years in the three-year period ended December 31, 2006 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2006	2005	2004	06 vs. 05	05 vs. 04
	In thousands of Euro
Government grants	6,901	4,137	3,441	66.8	20.2
Other income	2,455	703	1,040	249.2	(32.4)
Total other operating income	9,356	4,840	4,481	93.3	8.0

Government grants

Revenues generated from government grants increased 66.8% in 2006 to € 6,901 after increasing by 20.2% in 2005. The increase in 2006 is primary the result of additional subsidies from NIAID for further research on HIV.

The increase in 2005 was primarily a result of additional subsidies granted by the Dutch government.

Other income

Other income results from non-core business transactions and mainly consists of the sale of tangible and intangible assets incidental to the business, reimbursement of development costs and sublet of premises. The increase in 2006 compared to 2005 is due to the other income generated in the acquired subsidiaries.

Other operating expenses

The following table shows our other operating expenses for each of the years in the three-year period ended December 31, 2006 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2006	2005	2004	06 vs. 05	05 vs. 04
Research and development	67,606	34,048	23,676	98.6	43.8
Selling, general and administrative	47,199	13,689	16,819	244.8	(18.7)
Restructuring	3,120	—	—	—	—
Impairment	30,416	—	—	—	—
Total other operating expenses	148,341	47,737	40,495	210.7	17.9

Research and development expenses

Research and development expenses consist of personnel expenses, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible assets related to research and development, and lease expenses for lab space and equipment lease. Research and development expenses also include fees we pay to third parties who conduct research on our behalf.

Research and development expenses increased in 2006 by € 33,558 or 98.6% compared to 2005. € 27,339 of this increase can be attributed to the research and development programs of businesses we acquired during 2006. The remaining increase of € 6,219 is the result of the increased number of development programs progressing into the clinical phase. Research and development expenses increased by 43.8% in 2005 compared to 2004, due to a significant increase in R&D staffing levels, reflecting the scaling up of our then-core activity.

Research and development expenses comprised 45.6% of total other operating expenses in 2006 (and 58.9% of our total operating expenses excluding restructuring and impairment). We expect that research and development expenses will continue to be a significant portion of our overall expenses. The expenses of our R&D activities support the development of our technology platforms and research on potential new products.

Selling, General and administrative expenses

Selling, general and administrative expenses consist of personnel expenses and other operating expenses in the areas of marketing and sales, finance, human resources, investor relations, legal and general management.

Selling, general and administrative expenses amounted to € 47,199 in 2006, compared to € 13,689 in 2005. Selling costs increased as a result of the cost base of the sales force and other selling costs of the acquired companies. General and administrative expenses also included integration costs of the 2006 acquisitions and incremental costs relating to compliance with the internal control over financial reporting requirements under U.S. law.

In 2005, selling, general and administrative expenses were € 13,689, a decrease of 18.7% compared to € 16,819 in 2004. This decrease was primarily driven by warrants and non-employee stock options that vested in 2004, as these costs did not recur in 2005. In addition to employee salaries, our compensation program includes the issuance of options to employees as a means of attracting and retaining talented personnel. Total expenses employee shares and option plans amount to € 4,296; € 3,927; € 3,357 in 2006, 2005 and 2004, respectively.

Restructuring

The restructuring expense is related to centralizing R&D functions in Leiden and phasing out of R&D projects, including Aerugen, in Switzerland.

The decision to concentrate R&D in Leiden was made to increase efficiency in R&D spending. The provision was recognized in 2006 as recognition criteria were met at that time. The actual reduction in the number of staff employed was effected in the first quarter of 2007.

Furthermore, due to the suspension in July 2006 of research related to Aerugen, the candidate vaccine for the prevention of Pseudomonas aeruginosa infection in cystic fibrosis patients, there are fewer projects requiring development support at Bern. Additionally, part of the restructuring costs relate to the Center of Mammalian Cell Culture, which is not in use any more.

Impairment

The impairment relates to two buildings in Switzerland and to acquired in-process research and development related to the Tetra vaccine.

An impairment loss of € 19,568 was recognized relating to two buildings in Switzerland. The buildings and their equipment were used to manufacture products whose production ended or was phased out during 2006. The buildings are specially set up for biotechnology purposes and it is impractible to separate the buildings and the equipment. Thus there is no direct use for these buildings in any of the other activities of the Company, nor is there any market for the sale of the buildings to outside parties. The Company believes that the outlook for these buildings is not likely to change in the forseeable future, accordingly the carrying value has been impaired for the total amount of € 19,568.

The impairment loss of € 10,848 is related to the in process research and development of the Tetra vaccine. In February 2006 Crucell acquired Berna Biotech, including rights to the Tetra vaccine. Management decided to stop the development of Tetra after Quinvaxem received approval by the WHO. Consequently, the carrying value of Tetra has been impaired for the total amount of € 10,848.

Operating loss

The following table shows our operating loss, net for each of the years in the three-year period ended December 31, 2006 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2006	2005	2004	06 vs. 05	05 vs. 04
Operating loss	(97,907)	(17,324)	(23,517)	465.2	(26.3)

The movements in operating loss are explained by the operating results discussed above.

Financial income and expense, net

The following table shows our financial income and expenses, net for each of the years in the three-year period ended December 31, 2006 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2006	2005	2004	06 vs. 05	05 vs. 04
Financial income	13,453	2,332	1,789	476.9	30.4
Financial expenses	(11,706)	(131)	(394)	8835.9	(66.8)
Results investments non-consolidated companies	(1,956)	(455)	(704)	329.9	(35.4)
Total Financial income/(expense), net	(209)	1,746	691	(112.0)	152.7

Financial income

Financial income consists of interest income and currency gains. Interest income totaled € 3,718, an increase of € 1,753 compared to 2005. This is primarily due to higher cash balances resulting from proceeds from share issuances and cash acquired in business combinations.

Foreign exchange results are the effect of the translation of transactions and balances denominated in foreign currencies. Total currency gains amounted to € 9.5 million in 2006.

The 2005 and 2004, financial income consists primarily of interest income. Interest income increased primarily due to higher cash balances resulting from the private share placement in May 2005.

Foreign exchange results had limited impact in 2005 and 2004 as Crucell was not an international company at the time.

Financial expense

Financial expense consist mainly of interest expenses and currency losses. Interest expense increased by € 1,737 compared to 2005. The increase is due to the mortgage loan in the Netherlands, which is being used to finance the new production facility, and the loan obligations of the companies acquired in 2006.

Foreign exchange results are the effect of the translation of transactions and balances denominated in foreign currencies. Total foreign currency expenses amounted to € 9.6 million in 2006.

Financial expenses decreased by € 263 in 2005 compared to 2004 mainly due to a reduction in the interest expenses.

Results investments associates and joint ventures

Crucell has two investments in Joint ventures (Pevion Biotech AG in Switzerland and Percivia LLC in the United States) and holds a 37% investment in the associated company Kenta Biotech AG in Switzerland. These investments have either been made in 2006 or result from the acquisition of Berna Biotech. The results of the companies are accounted for under the equity method and amount to a total loss of € 1,956. In 2005 and 2004 losses of € 455 and € 704, respectively, reflected the investment in Galapagos B.V. in the Netherlands. In 2006, our holding in Galapagos decreased to 6.2% of its share capital. Since then, the investment has been treated as an available-for-sale-investment, as it no longer qualifies as an associate.

Income Tax

Change in deferred taxes

Deferred income tax is provided by using the asset and liability method on temporary differences between the tax base of assets and liabilities and their carrying amounts for financial reporting purposes. Changes in the base in 2006 result in a taxation income of € 11,022. This includes taxation income of € 7,027 as a result of the impairment charges discussed above.

Tax loss carry forwards

The Group has tax carry forward losses in 2006 of € 222,238, of € 103,714 in 2005 , and € 85,766 in 2004 that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose.

The unrecognized carry forward losses expire as follows:

Before 2011	2011	After 2011	Unlimited	Total
€ 16,504	€98,202	€88,902	€18,630	€222,238

The Company has evaluated evidence impacting the recoverability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Company’s history of net losses and concluded that it is not probable that the benefits of these tax loss carry forwards will be realized in the near term. Accordingly, the Company did not recognize any deferred tax assets relating to the carry forward losses.

Transfer pricing

The acquisition of Berna Biotech, SBL and the assets and liabilities of Berna Products Corp. and the integration of those businesses and assets into the Group, has resulted in a significant increase of inter-company transactions. Therefore, in January 2007, the Company began a transfer pricing study and analysis, with a view to ensuring its transfer pricing regime remains in good order.

Liquidity and capital resources

Sources of liquidity

The following table shows our cash position for each of the years in the three-year period ended December 31, 2006 and the percentage changes between these periods.

	Year ended December 31,			%-Change
	2006	2005	2004	06 vs. 05	05 vs. 04
Cash at banks and in hand	87,761	71,559	7,808	22.6	816.5
Call deposits	70,076	40,175	68,903	74.4	(41,7)
Total	157,837	111,734	76,711	41.3	45.7

Cash and cash equivalent include the following main currencies:

	Year ended December 31,
	2006	2005	2004
Euros (€)	109,465	109,324	76,620
Swiss Francs (CHF)	26,364	—	—
Korean Won (KRW)	7,268	—	—
US Dollars ($)	7,363	2,410	91
Swedish Crowns (SEK)	7,113	—	—
Other currencies	264	—	—
Total	157,837	111,734	76,711

We have a strong cash position, which we believe makes it possible to continue financing important development programs.

We have the following financial liabilities outstanding December 31, 2004, 2005 and 2006:

	Date of maturity		2006	2005	2004
Mortgage loan	31 December 2021		17,091	8,982	—
Berna Biotech Korea loan	1 August 2010		5,819	—	—
Equipment finance leases	December 31, 2011	*	6,967	1,296	2,597
Privately placed bond	13 June 2008		16,536	—	—
			46,413	10,278	2,597

*                    Date financial lease with longest term expires.

We expect to repay our financial liabilities that are outstanding December 31, 2006 as follows:

	Total	2007	2008	2009	2010	2011	More than 5 years
Mortgage loan agreement*	17,091	338	353	370	387	405	15,238
Berna Biotech Korea loan	5,819	1,455	1,455	1,455	1,454	—	—
Equipment finance leases	6,967	1,139	794	851	913	1,133	2,137
Privately placed bond	16,536	—	16,536	—	—	—	—
	46,413	2,932	19,138	2,676	2,754	1,538	17,375

*                    Interest rate until December 31, 2010.

Mortgage loan

In December 2005, the Company entered into a mortgage loan for a maximum amount of € 17,091 and as of December 31, 2006 the Company had drawn the maximum amount. The loan bears interest at 4.55% for the first five years. After this period the rate will be renegotiated. The land, building and a compensating cash balance arrangement secure the loan in the amount of € 10,000. For the first year, interest was accrued to the loan and no payments of principal or interest were required. The loan will be repaid through monthly payments over 15 years, starting January 1, 2007, with a balloon repayment of € 10,000 after 15 years. The maturity date of the loan is December 31, 2021.

Berna Biotech Korea loan

Berna Biotech Korea Corp. has entered into a loan that will be repaid within four years and bears interest at 2.48%. The maturity date of the loan is August 1, 2010. The loan is unsecured.

Equipment finance leases

Crucell leases certain of its lab equipment in the Netherlands. All leases are on a fixed repayment basis and interest rates are fixed at the contract date. See Note Tabular disclosure of contractual obligations in this item.

Privately placed bond

Berna Biotech Korea Corp issued this bond with an interest percentage of 6.73%. The bond matures June 13, 2008, and contains covenants that require Berna Biotech Korea to maintain certain profit and liquidity ratios. Berna Biotech Korea was required to be in ongoing compliance with the covenants as of January 1, 2006, but was not. Consequently the bond is presented as a short-term bond, although, the Company does not have any indications that the bond has to be repaid before the end of its term. It is expected that Berna Biotech Korea Corp. will be in compliance with the covenants during 2007.

Cash flows

The following table shows our cash flow statement for each of the years in the three-year period ended December 31, 2006 and the percentage changes between these periods.

	Year ended December 31,			% change
	2006	2005	2004	06 vs. 05	05 vs. 04
Loss of the period	(87,565)	(15,578)	(22,826)	462.1	31.8
Reversal of non-cash items	58,872	9,616	11,860	512.2	(18.9)
Changes in net working capital	(23,174)	(8,915)	4,184	166.0	(313.1)
Interest/Taxes/Provisions paid	(2,087)	(132)	(212)	1,481.1	(37.7)
Net cash flows (used in) operating activities	(53,954)	(15,009)	(6,994)	259.5	114.6
Net cash flows from/(used in) investing activities	23,159	(15,273)	(3,782)	(251.6)	303.8
Net cash flows from financing activities	78,731	65,305	277	20.6	—
Effect of exchange rates on cash and cash equivalent	(1,833)	—	—	—	—
Net increase/(decrease) in cash and cash equivalents	46,103	35,023	(10,499)	31.6	(433.6)
Cash and cash equivalents at beginning of the period	111,734	76,711	87,210	45.7	(12.0)
Cash and cash equivalents at end of the period	157,837	111,734	76,711	41.3	45.7

Net cash flows from/(used in) operating activities

Net cash flows used in operating activities increased in 2006 by € 38,945 compared to 2005. This is mainly due to increase of the operations resulting from the business acquisitions made in 2006.

Net cash flows from/(used in) investing activities

Our cash flow from/(used in) in investing activities amounted to € 23,159 in 2006, compared to (€ 15,273) in 2005 and (€ 3,782) in 2004.

In 2006, the most significant cash flows from investing activities were from the following transactions:

•       The acquisition of Berna Biotech caused a net cash in-flow of € 67.8 million. Although the acquisition itself was completed by a share exchange, the cash used for acquisition costs amounted to € 10.1 million. Crucell acquired an amount of € 77.6 million cash with the subsidiary.

•       The sale of Berna Biotech’s veterinary division, which included Dr. E. Gräub AG and Berna Veterinary AG and the divestment of the biopharmaceutical and vaccine manufacturer Rhein Biotech caused a cash in-flow of € 11,772.

•       Reduction of restricted cash with Berna Biotech accounted for a net cash inflow of € 7,627.

•       Interest received for the amount of € 3,075 in 2006 compared to € 1,864 in 2005.

The increase is partly offset by investing cash flows used in investing activities:

•       The acquisition of SBL caused a net cash-outflow of € 33.4 million. The acquisition price, including acquisition costs, amounted to € 40.5 million. Crucell acquired an amount of € 7.1 million cash with the subsidiary.

•       Purchase of property, plant and equipment for an amount of € 20,337 in 2006 compared to € 17,137 in 2005. Investments in each of 2005 and 2006 are mainly related to building and equipping our new GMP production facility in Leiden, the Netherlands.

•       Acquisitions of intangible assets in 2006 in the amount of  € 12,371 that are related to the acquisition of the business of BPC. The company paid goodwill in the amount of € 4,055 and purchased the customer list from Acambis for € 8,316.

•       Interest received for the amount of € 1,864 in 2005 compared to € 1,864 in 2005.

In 2005, the Company used € 17,137 cash to invest in property, plant and equipment, in particular in the new production and development facility in Leiden. This expenditure was partially offset by the receipt of interest in the amount of € 1,864, on cash deposits. In 2004, the Company invested € 2,114 cash in property, plant and equipment. This expenditure was partially offset by receipt of € 1,608 on cash deposits.

In 2004 we acquired the outstanding capital stock of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam, the Netherlands for an amount of € 4,017 in cash. The acquisition was accounted for as an acquisition of developed technology.

Net cash flows from financing activities

Our cash flow from financing activities amounted to € 78,731 in 2006, € 65,305 in 2005 and € 277 in 2004.

Proceeds from the issuance of share capital amounted in 2006 to € 82,797. The Company received proceeds of € 76,835 from the private placement of ordinary shares in November 2006. The remaining amount represents proceeds from the issuance of ordinary shares in relation to the exercise of employee stock options. In 2005, the company received proceeds from a private placement of ordinary shares in May 2005 of € 50,112. Together with the issuance of ordinary shares in relation to the exercise of employee stock options in the amount of € 7,423, the total proceeds from the issuance of share capital in 2005 amounted to € 57,535.

Crucell issued a mortgage loan contract to finance its production facility in Leiden, Netherlands. The Company used in 2006 € 8,109 (2005: € 8,982) of this loan. The mortgage amounts to € 17,091 as at December 31, 2006, which is the maximum amount under this contract. For further details reference is made to the “borrowings” described in this section.

Crucell entered into new finance lease contracts in 2006 with proceeds of € 6,493. These finance leases mainly relate to equipment for the new production and development facility in Leiden.

In 2006 Crucell repaid € 17,834 in loans that had been made to Berna Biotech. An amount of € 462 (2005: € 1,212, 2004: € 1,132) is related to repayments of finance leases.

Outlook

Continued investment in R&D is required to progress our development program in clinical trials and eventually obtain regulatory approval. We want to increase the overall effectiveness of our global sales network to increase product sales and among others sell more third-party products through our sales channels to gain additional revenue. We are expecting to reach operational cash break-even in 2007, despite increased investment in R&D, sales and marketing. Further guidance will be given during the year.

Quantative and Qualatative disclosure about Market risk

Market risk is the risk of loss related to adverse changes in market prices, including foreign exchange rates and interest rates, of financial instruments. During the ordinary course of business, the Group is exposed to various financial market risks, primarily from foreign exchange and interest rates and credit risk.

Foreign Exchange and Interest Rate Risk

Although we prepare our combined financial statements in Euro, most of our sales volumes, as well as most of our costs, (primarily those relating to manufacturing, selling, marketing, general and administrative functions, and research and development of products), are denominated in other currencies, primarily U.S. dollars, Swedish Kroner, Swiss Franc and Korean Won. The portions of our sales and expenses denominated in currencies other than the Euro are exposed to exchange rate fluctuations in the values of these currencies relative to the Euro. We are therefore subject to both transaction and translation risk. Exchange rate fluctuations may have substantial effects on our sales, our costs and our overall results of operations.

Transaction Risk

Transaction risk arises where sales of a product are generated in one currency but costs relating to those revenues are incurred in a different currency. In the case of transaction risk, changes in the value of the Euro relative to the U.S. dollar and other currencies generally have interrelated consequences. For example, an increase in the value of the Euro relative to the U.S. dollar and other currencies generally has these effects:

•       Our margins (in Euros) decline or become negative to the extent our costs were incurred in Euros and the sales were generated in currencies weaker than the Euro, and

•       Our competitiveness may decline as compared with competitors based in the countries with weaker currencies because our products manufactured in the Euro-zone will have been produced at constant costs (in Euro) while their (constant) costs denominated in weaker currencies will appear to have declined.

Conversely, a decrease in the value of the Euro relative to the U.S. dollar and other currencies generally has these effects:

•       Our margins (in Euros) increase to the extent our costs were incurred in Euros and the sales were generated in currencies stronger than the Euro, and

•       Our competitiveness may increase as compared with competitors based in the countries with stronger currencies because our products manufactured in the Euro-zone will have been produced at constant costs (in Buro) while their (constant) costs denominated in stronger currencies will appear to have increased.

If our non-Euro denominated expenses do not match our non-Euro denominated sales, this currency difference may have an adverse effect on our operative result.

Over time, transaction risk could adversely affect our cash flows and results of operations to the extent we are unable to reflect changes in exchange rates in the pricing of the products in local currency. Given our revenue and expense structure, in which most of our revenues are denominated in dollars but a substantial portion of the costs relating to those revenue are in Euro, we could experience pressure, on our gross margin in particular as a result of transaction risk. The effects of transaction risk are not quantified in our financial statements.

Translation Risk

Translation risk refers to the fact that the Euro-denominated amounts in our consolidated financial statements will differ based on the exchange rates we use to prepare our Euro-denominated financial statements. Our subsidiaries located outside the Euro zone prepare their financial statements in their local currencies. When we prepare our financial statements, we translate the local currency amounts in which the financial statements of our non-Euro zone subsidiaries are prepared into Euro. Changes in the value of these currencies relative to the Euro from period to period therefore affect our results of operations and financial condition as expressed in Euro. Currency translation risks do not affect local currency cash flows or results of operations, but do affect our consolidated annual financial statements. In general, an increase in the Euro value relative to the U.S. dollar, Swiss Franc and Korean Won will result in a lower Euro value of the sales generated in currencies that have depreciate relative to the Euro. Even if the margin on these sales remains constant in a non-Euro currency, its value translated into Euro will be reduced.

Impact of inflation

Crucell does not operate subsidiaries in countries with hyperinflation. Sales to countries with hyperinflation are made in hard currency, mainly Euro, USD and CHF.

Derivative transactions

In general, the Group does not engage in derivative transactions to hedge its currency exposure. Prior to SBL’s acquisition by the Company, it had engaged in four forward exchange contracts to hedge its currency exposure. At December 31, 2006, the Group continued to hold these contracts. The terms of these contracts are as follows:

	Expiry date	Exchange rate	Fair value in Euros
Forward contracts to hedge expected future sales
Sell
€ 1,000	February, 20 2007	SEK/€ 9,181	€1,016
€ 1,000	February, 28 2007	SEK/€ 9,220	€1,021
€ 1,000	April, 10 2007	SEK/€ 9,311	€1,031
Forward contracts to hedge expected future purchases
Buy
CHF 500	March, 5 2007	SEK/CHF 5,719	€317

The total fair value of the forward exchange contracts at December 31, 2006 amounts to SEK 516 (€ 57). The Group did not have any additional derivative financial instruments at December 31, 2006.

The Group is currently in the process of determining the most optimal manner of mitigating the effects of its structural currency exposures. The Group did not apply formal hedge accounting in 2006.

Interest rate risk

We are exposed to interest rate risk through out fixed term deposits and loans. We have historically kept a substantial amount of cash and cash equivalents. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. The Group has cash balances for an amount of € 172,200 of which € 14,396 is restricted (2005: € 111,700 of which € 13,322 is restricted). Details on these cash balances are provided in note 5.12 and 5.13 of the financial statement. There are no other receivables that generate interest.

The Group runs risks as a result of changes in market interest rates compared to its loans with fixed rates. The Group has several loans with fixed interest rates, which total € 46,413. For tabular information on the expected cash flows of the loans and additional information on the relevant contract terms see
“—sources of liquidity’’ in this section.

Credit risk

Credit risk represents the risk of financial loss caused by default of the counter party. The principal financial assets of the Group are cash and cash equivalents, short-term deposits, trade and other receivables and securities available for sale. These assets represent the Company’s maximum exposure to credit risk in relation to financial assets. The Company’s credit risk is primarily attributable to its trade and other receivables. The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis. Allowances are recognized for receivable balances deemed uncollectible upon identification.

The credit risk on cash and cash equivalents, and short-term deposits is limited because the counter parties are banks with high credit ratings assigned by international credit-rating agencies. The credit risk for the securities available for sale is limited as these stocks are traded in an active market.

Price risk

In addition to currency risks and interest rate risks the Company is exposed to other market price risks in relation to its financial instruments due to changes in the market prices. The Company has no direct influence on this risk. Specifically the investment in Galapagos, which is valued at fair value, is subjected to this risk.

Liquidity risk

Liquidity risk represents the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The liquidity risk is considered to be limited as the Group has sufficient funding to meet its obligations in the forthcoming period. The Group has a total cash balance of € 157,800 as per December 31, 2006 (2005: € 111,700).

Fair values

The fair values of the financial instruments of the Group approximate the carrying amount of the Group’s financial instruments, except for the following:

•       a loan entered into by Berna Biotech Korea Corp. with an amount of € 5,819. The fair value of this loan is estimated to be € 6,082 as the current interest rate in the market is higher than the interest percentage of the loan.

•       The total fair value of the forward exchange contracts as per December 31, 2006 amounts to SEK 516 (€ 57).

The fair values of the loans have been calculated by discounting the face values with the interest rate of financial instruments with a similar risk profile and term. The fair values of the forward exchange contracts were calculated making use of the spot rate of the underlying exchange rates as per December 31, 2006.

Trend information

Please see “Operating Results” and “Item 4. Information on the Company” for trend information.

Off-balance sheet arrangements

As of December 31, 2006 we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

The Company has an investment in an associate and two investments in joint ventures. Details on these investments are provided in note 5.9 of the financial statements.

Tabular disclosure of contractual obligations

Future minimum payments for all contractual obligations for years subsequent to December 31, 2006 are as follows:

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Long-term debt obligations (excluding finance lease obligations)	41,146	1,792	21,870	2,246	15,238
Finance lease obligations(1)	6,967	1,139	1,645	2,046	2,137
Operating lease obligations(2)	11,100	3,897	4,597	2,495	111
Capital expenditure commitments(3)	11,693	11,693	—	—	—
Total	70,906	18,521	28,112	6,787	17,486

(1)          Finance lease obligations

Certain of the Company’s fixtures and equipment are finance leases. The finance leases mainly relate to equipment for the new production facility in Leiden, the Netherlands. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The fair value of the company’s lease obligations approximates their carrying amount.

(2)          Operating lease obligations

Crucell leases certain motor vehicles and items of machinery and equipment.

(3)          Capital expenditure commitments

The remaining contractual commitments for purchases of property, plant and equipment amount to approximately € 11,693.These commitments mainly relate to the new production facility in Leiden, the Netherlands.

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

A Supervisory Board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital if the resolution to suspend or dismiss a Supervisory Board member is not proposed by our Supervisory Board. Within three months after a suspension, our general meeting of shareholders must either dismiss the Supervisory Board member, terminate the suspension or extend it. The total suspension may not exceed three months.

The general meeting of shareholders determines the Supervisory Board members’ compensation. In contrast to the provisions of the Dutch corporate governance code, until the end of our 2004 fiscal year we  paid our Supervisory Board members in options on our ordinary shares as well as cash, and as of the beginning of our 2005 fiscal year in ordinary shares and cash, or cash only, at the member’s discretion and reimburse them for their expenses. See “Remuneration of the Management Board and Supervisory Board”.

The business address of each Supervisory Board member is the address of our principal executive office in Leiden, The Netherlands. As of April 30, 2007 our Supervisory Board members held an aggregate of 0.14% of our ordinary shares. See “Share Ownership.”

The following table sets forth the name, age and position of the members of our Supervisory Board:

Name	Age	Position	Service period according to rotation scheme
Pieter Strijkert(1)	71
Jan Oosterveld(2)	63	Chairman	2008
Phillip Satow	65	Member	2009
Claes Wilhelmsson	68	Member	2011
Seán Lance	59	Member	2011
Arnold Hoevenaars	58	Member	2009
Dominik Koechlin	48	Member	2010
Jürg Witmer(3)	58
Claude Thomann(3)	55

(1)          Mr. Strijkert resigned from the Supervisory Board on June 2, 2006.

(2)          Mr. Oosterveld was appointed Chairman on June 2,  2006.

(3)          Mr. Witmer and Mr. Thomann resigned from the Supervisory Board on June 1, 2007.

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

The following paragraphs contain brief biographies of each of our Supervisory Board members:

Jan Oosterveld has served as chairman of our Supervisory Board since June 2006. He retired from Royal Philips Electronics N.V. on April 1, 2004, after an international career of 32 years. At his retirement he was responsible for Corporate Strategy, Corporate Alliances and the joint ventures with LGE on Cathode Ray Tubes (CRTs) and Liquid Cristal Displays (LCDs). In the latter responsibility he was the chairman of the board of LG. Philips Ltd, which went public in April 2004, and vice-hairman of the board of LG. Philips Displays BV. He was also the CEO of Philips Asia Pacific.

He graduated as a mechanical engineer from the Technical University Eindhoven, and holds an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona. He was appointed Professor at IESE in 2003. Mr. Oosterveld has served as a member of our Supervisory Board since May 2004. He was appointed as member during the annual general meeting of shareholders on June 3, 2004. Alternately he is also a member of the board of Barco, Kortrijk, Belgium, Atos Origin, Paris, France, Cookson Electronics Group, London, UK and Continental, Hannover, Germany.

Phillip Satow has served as a member of our Supervisory Board since our incorporation. He spent 14 years at Pfizer, Inc. where his last position was vice president, Pfizer Europe. From 1985 to 1997, he was executive vice president of marketing at Forest Laboratories, Inc. From 1998 to 1999 he was president of Forest Pharmaceuticals, and executive vice president of Forest Laboratories Inc. In addition to the Forest Laboratories Board which he served on from 1999 to 2005, Mr. Satow was formerly a member of the board of Eyetech Pharmaceuticals Inc. Mr. Satow is currently Chairman of the board of directors and CEO of JDS Pharmaceuticals LLC, a privately held pharmaceutical company. Mr. Satow received a Masters in Economics from Georgetown University and a B.A. degree from Columbia College.

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

Arnold Hoevenaars has served as a member of our Supervisory Board since June 2005 and has been attending our Supervisory Board meetings as an observer since July 2004. Mr. Hoevenaars is a chartered accountant in the Netherlands, and his previous positions include, among others, chairman of the management board of the Achmea Group, chairman of the board of directors and chairman/CEO of the Executive Board of Eureko B.V. and member of the management board and CFO of Royal Boskalis Westminster N.V.

Dominik Koechlin has served as a member of our Supervisory Board since February 2006 upon settlement of Crucell’s exchange offer for Berna Biotech AG, where he was a member of the Board of Directors. His career began in 1986 as a financial analyst at Bank Sarasin & Cie in Basel. In 1990 he was a founding partner of Ellipson AG, a consultancy specialized in strategy, corporate finance and sustainability. In 1996 he became a member of the executive board of Telecom PTT, now known as Swisscom AG. In 1999 he took over responsibility for all of Swisscom’s international participations. He has served on the boards of Debitel AG (Stuttgart), Bluewin AG, Swisscom USA, SAM and was chairman of the board of UTA (Vienna) and a member of the supervisory board of Cesky Telecom (Prague). He is currently a member of the supervisory boards and audit committees of LGT Bank (Liechtenstein), EGL AG and Swissmetal AG, and a board member at M2, Corris AG, Avaloq and the University of Basel.

Jürg Witmer has served as a member of our Supervisory Board since February 2006 upon settlement of Crucell’s exchange offer for Berna Biotech AG, where he was a member of the board of directors. Dr Witmer started his professional career in 1978 as legal counsel of Hoffmann-La Roche AG in Basel. In 1982 he was appointed as personal assistant to the CEO of the Roche Group and in 1984 became regional manager of Roche Far East, based in Hong Kong. He was promoted to general manager in 1988 before returning to Switzerland as head of corporate communications and public affairs at Roche. In 1994 he took over as general manager of Roche’s operations in Austria and parts of Eastern Europe, before becoming CEO at Givaudan Group in Geneva. In this function he lead the spin-off of Givaudan from the Roche Group and its Swiss stock exchange listing. In April 2005 he took over the chair of the board of directors of Givaudan. Dr Witmer is also a member of the board of directors of Bank Sal. Oppenheim Jr. & Cie (Schweiz) AG, Syngenta AG and Clariant AG.

Claude Thomann has served as a member of our Supervisory Board since February 2006 upon settlement of Crucell’s exchange offer for Berna Biotech AG, where he was a member of the board of directors. He began his career as a lawyer in 1979 at the Kellerhals firm in Berne where he became a partner in 1985 and managing partner from 1989 to 2000. He is a member of the board of directors of Securitas AG (Bern), Keymile Holding AG (Freienbach SZ), Keymile AG (Bern) and Bonotec AG (Konolfingen BE) and former chairman of the Medicinal-Cluster Berne and of the Compensation Fund of the Bernese Entrepreneurs. Dr Thomann is also managing director of various employers’ associations and legal advisor to the Swiss Cancer League and the Swiss Institute for Applied Cancer Research.

Remuneration Committee

Our Supervisory Board has established a remuneration committee. The remuneration committee determines our policy on remuneration of all members of our Management Board and management committee. See “Remuneration of the Management Board and Supervisory Board—Remuneration Policy”. The members of our remuneration committee are Phillip Satow (chairman), Claes Wilhelmsson, Jan Oosterveld and Jürg Witmer.

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

Nomination Committee

Our Supervisory Board has established a nomination committee. The nomination committee consists of all Supervisory Board members. This committee (a) draws up selection criteria and appointment procedures for members of the Supervisory Board and the Management Board, (b) periodically assesses the size and composition of the Supervisory Board and the Management Board and makes a proposal for a composition profile of the Supervisory Board, (c) periodically assesses the functioning of individual members of the Supervisory Board and the Management Board, and reports on this to the Supervisory Board and (d) supervises the policy of the Management Board on the selection criteria and appointment procedures for senior management. The committee also makes proposals for appointments of Management Board members to the Supervisory Board and for appointments of members to the Supervisory Board.

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

Our Supervisory Board determines the size of our Management Board after consultation with our chief executive officer. Our general meeting of shareholders appoints the members of our Management Board from nominations made by our Supervisory Board. A member of the Management Board may be appointed or reappointed for a term of not more than four years at a time. To be binding, there must be at least two nominees for each vacancy on our Management Board. The general meeting of shareholders can override these binding nominations by a vote of an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital. If our Supervisory Board does not nominate anyone for a specific position within three months after the vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes. If the Supervisory Board makes a non-binding nomination, then an appointment contrary to the nomination is only possible by a resolution of the general meeting of shareholders taken by an absolute majority of the votes cast, representing at least one third of our issued capital.

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

The name, date of appointment and position of the members of our Management Board are:

Name	Date of appointment	Position
Ronald H.P. Brus	January 26, 2004	Chairman of the Management Board, president and chief executive officer
Leonard Kruimer	January 1, 2005	Chief financial officer
Jaap Goudsmit	January 26, 2004	Chief scientific officer

Management Board Service Contracts

The contracts for the Management Board members have been entered into for an indefinite period and provide for a notice period of up to six months upon termination by us and a notice period of three months upon termination by the individual. A dismissal arising from an unwanted change of control will result in a severance arrangement limited to two years’ worth of base salaries for the Management Board members.

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

As a result of the acquisition of Berna Biotech, Kuno Sommer and Simon Rothen joined our management committee in March 2006. The following table sets forth the name, age and position of each of the members of our management committee:

Name	Age	Position
Ronald H.P. Brus	43	Chairman of Management Board, president and chief executive officer
Leonard Kruimer	48	Chief financial officer
Jaap Goudsmit	55	Chief scientific officer
Simon Rothen	44	Chief operations officer
Kuno Sommer	50	Chief business officer
René K. Beukema	43	General counsel and corporate secretary
Arthur Lahr	38	Chief strategy officer and executive vice president sales & business development

The following paragraphs contain brief biographies of the members of our Management Board and the members of our management committee:

Ronald H.P. Brus is chairman of the Management Board and president and chief executive officer since January 2004, and has been a member of our management committee since our incorporation. He was executive vice president, business development at IntroGene from 1997 to 2000 and chief operating officer at Crucell from March 2003 until his appointment as president and chief executive officer. From 1994 to 1996, he was product-planning physician at Forest Laboratories (New York) and from 1990 to 1994 he was medical director for Zambon B.V. He holds a medical degree (M.D.) from the University of Groningen.

Leonard Kruimer became a member of the Management Board on January 2005. He has been our chief financial officer and a member of our management committee since our incorporation. He held the same position at IntroGene from 1998 to 2000. From 1996 to 1998 he was an independent consultant with companies such as Pepsico and Royal Boskalis Westminster N.V. From 1988 to 1995, he held senior executive positions at Continental Can Europe, GE Capital/TIP Europe and Kwik-Fit Europe B.V. He was a consultant at McKinsey & Co. and has worked with Price Waterhouse. He holds a Masters in Business Administration from Harvard Graduate School of Business Administration, a degree from the University of Massachusetts, Amherst, and is a CPA in New York State.

Jaap Goudsmit is a member of the Management Board since January 2004. He was our senior vice president vaccine research from September 2001 until July 2002 and member of our management committee from July 2002 as executive vice president vaccine R&D. In September 2002 he was appointed chief scientific officer and head of research and development. He chaired the Academic Medical Center of the University of Amsterdam the Research Institute for Infectious Diseases and the Institute for Science Education. He was the founding chair of the Scientific Advisory Committee of the International AIDS Vaccine Initiative (IAVI) and the founding co-chair of the European Vaccine Effort against HIV/AIDS (EuroVac). Since 1989 he has been a professor at the University of Amsterdam and the Academic Medical Center. He holds a medical degree (MD) and a PhD from the University of Amsterdam and is a board certified medical microbiologist.

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

Arthur Lahr is Crucell’s chief strategy officer and executive vice president sales & business development. He joined Crucell in April 2001 as executive director business development, was appointed vice president business development in December 2003, a member of the management committee in January 2004, executive vice president in January 2006 and assumed responsibility for European marketing & sales and company strategy in the summer of 2006. From 1994 to 2001 he was a consultant with McKinsey & Co. in the Netherlands and New York. Prior to that he worked with Unilever. He holds a Masters in Business Administration from INSEAD and a Masters in Science, Applied Physics, from the University of Delft, the Netherlands.

Disclosure Committee

The disclosure committee is designed to help senior management, particularly the chief executive officer and chief financial officer, in the maintenance and evaluation of our disclosure controls and procedures. The disclosure committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The disclosure committee is comprised of the members of the management committee and selected senior managers. Members of the disclosure committee have direct access to our external legal counsel and our external auditor. The disclosure committee reports to the chief executive officer and chief financial officer.

The disclosure committee is an integrated part of our organization and is an essential to our internal controls over financial reporting. The disclosure committee and additional actions taken for further improvement of disclosure and internal controls are intended to help us comply with the requirements of the Sarbanes-Oxley Act of 2002 and regulations promulgated by the Securities and Exchange Commission under that Act.

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

The remuneration committee has advised the Supervisory Board on the remuneration policy and structure for the Management Board. The Supervisory Board reviewed the remuneration policy. The annual general meeting of shareholders has approved the current remuneration policy. The remuneration policy is based on the following key principles:

•       overall remuneration levels need to be sufficient to attract, retain and motivate top management given the dynamic business environment in which we compete for talent;

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

Remuneration structure 2006.   The balance in fixed and variable pay for at target performance for the CEO amounts to 48% fixed and 52% variable compensation. For the other two Management Board members, the balance equals 54% fixed and 46% variable compensation.

Base Salary.   In 2006, base salary levels of the Management Board have been increased by 2% in order to account for an inflation correction. Each consecutive year the Supervisory Board considers whether base salary levels should be adjusted by taking account of our external and internal business environment.

Short-term incentive.   At the annual general meeting of shareholders in 2005, our shareholders approved the short-term share-based incentive plans, which has not been changed since. The short-term incentive is linked to the achievement of predetermined collective milestones in combination with a budget hurdle and individual milestones. The collective milestones are based on pre-determined annual milestones for research, development, business development, finance, intellectual property and corporate legal affairs. The specific details of the milestones are not disclosed as these qualify as commercially sensitive information. All predetermined collective milestones are contingent upon achievement of our annual pre-determined cash burn rate, which we define as the amount of net cash spent as a result of our operations.

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

The target bonus of the CEO amounts to 75% of base salary and for the chief financial officer and chief scientific officer a target bonus of 60% of base salary is applicable. In the event performance exceeds expectations to a considerable extent, up to 125% of the target bonus could be rewarded as a maximum bonus.

The bonus is payable in restricted shares or cash, at the option of the participant. Our Management Board members are encouraged to opt for restricted shares to maximize alignment of shareholders’ interest. Therefore when opted for cash, a penalty of up to 25% reduction will be applied.

Long-term incentive.   At the annual general meeting of shareholders in 2005, our shareholders approved the long-term share-based incentive plan, which has not been changed since.

Target long-term incentive levels amount to 34% of base salary for the CEO and 26% for the chief scientific officer and the chief financial officer. When achieving maximum performance, a maximum of 200% of the target award can be awarded. Overall, no vesting takes place for below median performance.

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

The remaining fifty percent of the conditionally granted performance shares vest based on the positive difference in percentage-points between Crucell’s American Depository Shares (ADS), TSR performance and the NASDAQ Biotech Index. The following table shows the vesting scheme:

NASDAQ Biotech Index Vesting Scheme

Positive difference in Crucell’s TSR performance and the NASDAQ Biotech Index	Vesting as % of 50% in % points of target award
≥ 50	200%
≥ 35 and < 50	150%
≥ 20 and < 35	100%
≥ 10 and < 20	50%
≥ 0 and < 10	25%
< 0	0%

In December 2005, 36,842 LTI Plan shares were granted to selected executives, of which 28,582 were granted to members of the Management Board. There were no forfeitures of the LTI Plan grants through 31 December 2006 and all shares granted were unvested as of year-end. No LTI plan shares were granted in 2006.

Pension.   At the beginning of our 2005 fiscal year a new pension plan for our Management Board was introduced. The new plan is still a defined contribution plan, with a pensionable age of 65 years. Both the employer and the employee contribution are adjusted with regard to the fiscal requirements. The employee contribution is set at 7% of the pensionable salary (base pay minus an offset). The table below outlines the annual contribution rates, including the employee contribution. The risk premium for the survivor’s pension is financed separately by the employer.

Total contribution rates for our Board members

Age	Contribution rate
25 to 30	8.4%
30 to 35	10.2%
35 to 40	12.5%
40 to 45	15.2%
45 to 50	18.7%
50 to 55	23.0%
55 to 60	28.6%
60 to 65	36.1%

Management Board

The total remuneration and related costs of the members of the Management Board over the past three years, excluding stock options, is as follows:

	2006	2005	2004
	(In thousands of Euro)
Salaries	1,005	874	598
Bonuses	893	1,058	494
Pension costs	205	189	215
Severance costs(1)	—	—	454
Other	37	58	170
	2,140	2,179	1,931

(1)          In connection with his stepping down as our chief executive officer, president and chairman of our Management Board, we agreed to pay Mr. Valerio an amount equal to € 454 in severance and up to € 19 as partial compensation for advisory costs. On January 26, 2004, we also entered into an advisory agreement with Mr. Valerio under which he received an advisory fee totaling € 227 through the end of 2004.

The remuneration of the individual members of our Management Board during 2006, excluding stock options, was as follows:

	2006
Name	Salaries	Bonuses(1)	Pension Costs(2)	Other Costs(3)	Total
	(In thousands of Euro)
R. H.P. Brus	400	391	28	—	819
J. Goudsmit	330	260	152	21	763
L. Kruimer	275	242	25	16	558
Total	1,005	893	205	37	2,140

(1)          Bonus expense includes the grant date fair value of the short-term incentive plan, including compensation for wage taxes.

(2)          “Pension Costs” include pensions, social security costs and disability insurance. Disability insurance costs represent 19.3% of the pension cost.

(3)          “Other costs” include company cars.

For details regarding share and option ownership by our Management Board members, see “Share and Option Ownership”.

Pension, retirement and similar arrangements for our Management Board members consist of the defined contribution plan, and we do not have further pension obligations beyond the annual premium contribution.

Supervisory Board

In 2005 and 2006, compensation of Supervisory Board members consists of a fixed fee in cash and an annual share grant. The fixed fee in cash amounts to € 25 per Supervisory Board member. The chairman receives a fixed fee of € 40. The annual share grant awarded to each member of the Supervisory Board is equal to 2,500 ordinary shares. This amount will be revised every 3 years. The shares should be held for as long as an individual is a member of the Supervisory Board. Instead of the share grant, a Supervisory

Board member may also choose to receive a cash amount equaling the value of 2,500 shares at the date of grant minus 25%. An allowance of € 10 is awarded annually to the chairman of the Supervisory Board.

In 2004 the remuneration was based on a fixed amount of € 5 per member, an additional payment of € 5 for each chairmanship of a committee, and payments based on the actual number of Supervisory Board meetings attended, as well as an additional payment of € 4.9 to cover expenses for the chairman. We reimburse our Supervisory Board members for their travel and associated expenses incurred in connection with Supervisory Board meetings. The remuneration for the members of the Supervisory Board is determined by the general meeting of shareholders.

The individual members of the Supervisory Board received the following remuneration, excluding stock options.

	2006	2005	2004
Pieter Strijkert	16.7	44.9	24.9
Jan Oosterveld	38.7	25.0	22.5
Arnold Hoevenaars	25.0	25.0	N/A
Seán Lance	25.0	25.0	22.5
Phillip Satow	25.0	25.0	20.0
Claes Wilhelmsson	25.0	25.0	20.0
Dominik Koechlin(1)	25.0	N/A	N/A
Jürg Witmer(1)	25.0	N/A	N/A
Claude Thomann(1)	25.0	N/A	N/A
Jean Deleage(2)	N/A	N/A	5.0
Patrick van Beneden(3)	N/A	N/A	5.0
Total	230.4	169.9	119.9

(1)          Mr Koechlin, Mr. Witmer and Mr. Thomann were appointed member of the Supervisory Board on June 2, 2006, but have attended meetings since January 2006.

(2)          Mr. Deleage resigned from the Supervisory Board in June 2004.

(3)          Mr. van Beneden resigned from the Supervisory Board in June 2004.

For details regarding share and option ownership by our Supervisory Board members, see “Share and Option Ownership”.

Share and Option Ownership

As of December 31, 2005 and 2006 and April 30, 2007, members of our Management Board and Supervisory Board held the following options and the following ordinary shares as of April 30, 2007.

Name of holder	Numbers of ordinary shares held as of April 30, 2007	% of total ordinary shares	Options held as of December 31, 2005	Year of expiration	Exercise price(s) in Euros	Granted 2006	Exercised 2006	Forfeited 2006	Options held as of December 31, 2006	Options held as of April 30, 2007
Management Board:
Ronald H.P. Brus	142,699		250,000	2009	9.40	—	—	—	250,000	250,000
			225,000	2011	3.49	—	25,000	—	200,000	200,000
			90,000	2011	2.64	—	—	—	90,000	90,000
			125,000	2011	5.94	—	—	—	125,000	125,000
Jaap Goudsmit	151,240		100,000	2006	5.92	—	100,000	—	—	—
			100,000	2006	3.66	—	100,000	—	—	—
			85,000	2009	9.40	—	—	—	85,000	85,000
			60,000	2011	2.64	—	—	—	60,000	60,000
			125,000	2011	5.94	—	—	—	125,000	125,000
Leon Kruimer	22,084		85,000	2009	9.40	—	—	—	85,000	85,000
			105,000	2011	3.49	—	40,000	—	65,000	65,000
			125,000	2011	5.94	—	—	—	125,000	125,000
Subtotal	316,023	0.49	1,475,000			—	265,000	—	1,210,000	1,210,000
Supervisory Board:
Jan Oosterveld	7,000		10,000	2009	8.81	—	—	—	10,000	10,000
			10,000	2009	11.55	—			10,000	10,000
Phillip Satow	61,300		10,000	2009	11.55	—	—	—	10,000	10,000
			22,000	2011	3.49	—	—	—	22,000	22,000
			10,000	2011	6.48	—	—	—	10,000	10,000
Claes Wilhelmsson	5,000		10,000	2009	11.55	—	—	—	10,000	10,000
			10,000	2011	6.48	—	—	—	10,000	10,000
Seán Lance	—		10,000	2009	11.55	—	—	—	10,000	10,000
			10,000	2011	8.81	—	—	—	10,000	10,000
Arnold Hoevenaars	5,000		5,000	2009	8.81	—	—	—	5,000	5,000
			10,000	2009	11.55	—	—	—	10,000	10,000
Dominik Koechlin	6,341		—	—	—	—	—	—	—	—
			—	—	—	—	—	—	—	—
Jürg Witmer	17,160		—	—	—	—	—	—	—	—
			—	—	—	—	—	—	—	—
Claude Thomann	5,001		—	—	—	—	—	—	—	—
			—	—	—	—	—	—	—	—
Subtotal	106,802	0.16	117,000			—	—	—	117,000	117,000
Total	422,825	0.65	1,592,000			—	265,000	—	1,327,000	1,327,000

Options generally expire in December or January of the relevant year.

We account for stock-based compensation in accordance with the provisions of IFRS 2 Share based payment. The fair market value of a stock option is determined at the time of grant and recorded on our balance sheet as deferred compensation, which we then amortize over the vesting period. Further reference is made to the notes to the financial statements.

Corporate Governance Developments

We continuously monitor and assess applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include those that have been developed in the United States both by the NASDAQ National Market (“Nasdaq”) and by the SEC pursuant to the Sarbanes-Oxley Act of 2002 and the Dutch corporate governance code (the “Code”), which came into effect as of the financial year starting on or after January 1, 2004. According to Dutch law, a public company should include in its annual report a statement about the compliance with the principles and best practice provisions of the Code that are aimed at the Management Board or Supervisory Board. The governmental decree requires that a company states in its annual report if it did not comply with the principles or best practice provisions of the Code, or if it does not have the intention to do so during current or following financial years.

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

We refer to item 15, “Controls and Procedures’’ for our management’s report on internal control over financial reporting as required by section 404 of the Sarbanes-Oxley Act of 2002.

Exemptions from Certain Nasdaq Corporate Governance Rules

Nasdaq rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We have received from Nasdaq exemptions from certain Nasdaq corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by our company are described below:

•       We are exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. In keeping with Dutch law and Netherlands generally accepted business practice, our articles of association provide that there are no quorum requirements generally applicable to general meetings of shareholders.

•       We are exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We inform shareholders of meetings in a public notice, but we do not solicit proxies for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands. In connection with our American Depositary Shares (“ADSs”), the Bank of New York, as depositary under our depositary agreement relating to our ADSs, distributes proxy materials to holders of our ADSs.

•       We are exempt from Nasdaq’s requirements regarding shareholder approval. In keeping with Dutch law and Netherlands generally accepted business practices, our articles of association do not include a shareholder approval requirement. Our articles of association provide that the general meeting of shareholders may resolve to amend our articles of association, or dissolve, merge or demerge the Company, if our Supervisory Board first proposes the measure.

•       We do not distribute annual reports to all of our shareholders in accordance with Nasdaq rules. As our shares are bearer shares according to Dutch law, we are not able to distribute to shareholders copies of annual and interim reports. Copies of such reports are available to shareholders at our corporate headquarters, and are filed with Nasdaq and the Bank of New York as depositary under our depositary agreement relating to our ADSs. Under the terms of the depositary agreement, the Bank of New York distributes our annual reports to holders of our ADSs.

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

Employees

As of December 31, 2006, we had 1,073 employees.

	2006	2005		2004
Research and Development	313	240		171
General and administrative	125	42	(*)	39	(*)
Operations	539	—		—
Marketing and sales	96	—		—
Total	1,073	282		210

*       The 2004 and 2005 figures for general and administrative also include business development positions.

The Group employs personnel in the Netherlands, Switzerland, Spain, Italy, Korea, Sweden, the United States. The split per geographical area is as follows:

	2006	2005	2004
Europe	902	282	210
North America	17	—	—
Asia	154	—	—
Total	1,073	282	210

In compliance with Dutch legal requirements, Crucell has a workers council for our employees in the Netherlands. The workers council is a representative body that consists of seven elected employees. The Management Board is required to seek the non-binding advice of the workers council before making certain major decisions, such as those relating to a major acquisition, a change of control or the appointment or dismissal of a Management Board member. The workers council must also be consulted in connection with any material change affecting all employees or certain groups of employees, including with respect to any changes to our employee benefits programs. No collective bargaining agreements are applicable to our employees. We believe that our relations with our employees are generally good.

Item 7.                        Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our ordinary shares as of April 30, 2007 by:

•       each shareholder who is known by us to beneficially own (approximately) 5% or more of our outstanding ordinary shares; and

•       our Supervisory Board members and Management Board members, each as a group.

Percentage of beneficial ownership is based on an aggregate of 64,802,325 ordinary shares outstanding at April 30, 2007 except as otherwise noted:

	Ordinary Shares Beneficially Owned(1)
Beneficial Owner	Number of Ordinary Shares	Holding (%)
A. van Herk B.V.	6,967,956	11.8	(2)
Global Opportunities (GO) Capital Asset Management B.V.	4,716,106	8.0	(3)
Aviva plc	3,514,230	5.9	(4)
Ordinary shares held by our Management Board members	316,023	0.49
Ordinary shares held by our Supervisory Board members	106,802	0.16

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

(2)          Percentage holding is derived from a filing made by A. van Herk B.V. with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

(3)          Percentage holding is derived from a filing made by Global Opportunities (GO) Capital Asset Management B.V. with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

(4)          Percentage holding is derived from a filing made by Aviva plc. with The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

As of April 30, 2007 there were 10,919,295 ADSs, each representing one ordinary share, all of which were held of record by nine registered holders in the United States (including The Depository Trust Company). The number of ADSs at April 30, 2007 represent 16.9% of our ordinary shares that were issued and outstanding on that date.

To the best of our knowledge, we are not directly or indirectly controlled by any other corporation, foreign government or other entity.

Obligations of Shareholders to Disclose Holdings under Dutch law

On 1 October 2006, the Act on Disclosure of Voting and Capital Interest in Listed Companies (the “Act on Disclosure”) came into force in the Netherlands. As part of the introduction of the new Act on Disclosure, listed companies were obliged to notify their capital interest and voting rights as at October 1, 2006 to the AFM before October 27, 2006 and investors with a substantial shareholding or priority shares as at November 1, 2006 had to notify the AFM before November 29, 2006.

As of January 1, 2007, the Act on Disclosure is incorporated in the new Financial Supervision Act. Under the Act on Disclosure and, since January 1, 2007, the Financial Supervision Act and the decree regarding disclosure of holding, partly implementing the Transparency Directive, any person who, directly or indirectly, acquires or disposes of an interest in the capital and/or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must immediately give written notice to the Dutch securities regulator AFM by means of a standard form, of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person meets, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

The notification requirement also applies if a person’s capital interest or voting right meets, exceeds or falls below the above mentioned thresholds as a result of a change in the share capital or voting rights, and the notification must be made no later than the fourth trading day after the AFM has published our notification as described in the following sentence. We are required to notify the AFM immediately if our share capital or voting rights change by 1% or more since the previous notification. Other changes must be notified periodically.

In addition, the members of our Management and Supervisory Boards are required to immediately notify the AFM of any change in our shares or options they hold or voting rights in respect of these shares. The AFM will disclose this information in a public register on its website. Noncompliance with the obligations of the Financial Supervision Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Financial Supervision Act, including suspension of the voting rights in respect of such person’s ordinary shares.

Related Party Transactions

Transactions Involving Our Senior Management

The following table describes all loans made to members of our Management Board and senior management since January 1, 2001. We have not made any loans to any of our Supervisory Board members. The interest rate on all loans is 3.5% per annum since 2004. We set these interest rates in relation to Dutch income tax law, which changes on an annual basis. These loans become payable at the time shares received on exercise of related options are sold or, if the employee ceases to work for us before this time, immediately. We extended these loans prior to July 30, 2002, the date legislation was passed in the United States, prohibiting the grant of additional loans to company officers, and no loans or our senior management have been extended since that date. The loans to the persons listed below were extended in connection with options granted to them on our ordinary shares, and related taxes.

Name	Largest amount of loan outstanding since January 1, 2001	Amount of loan outstanding at April 30, 2007	Current Interest Rate
Ronald H.P. Brus	€132	€99	3.5%
Jaap Goudsmit	€25	€8	3.5%
René K. Beukema	€59	€52	3.5%

Loans to Ronald H.P. Brus for an amount of € 13 provide that he will not owe us interest with respect to the entire principal of these loans. In each case, we cancel a certain portion of the interest owed to us and the associated income tax, and attribute such cancelled amounts to salary for income tax purposes.

Neither we nor any of our subsidiaries was a party to any material transactions, or proposed transactions, in which any director, any executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest.

Item 8.                        Financial Information

See Item 17, “Financial Statements.”

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

Dividends and Dividend Policy

Neither we or our principal subsidiaries have paid any paid dividens in 2006. We do not intend to pay dividends on our ordinary shares for the coming years, and thereafter only on the condition that our financial performance is adequate and it is in the shareholders’ interest to pay dividends instead of investing the proceeds into the company. Any payment of future dividends and the amounts thereof will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our management board, and will be subject to withholding tax in The Netherlands. In the event that we pay dividends in the future, holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with a deposit agreement dated October 26, 2000, between The Bank of New York and us.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since December 31, 2006, the date of our most recent audited financial statements.

Item 9.                        The Offer and Listing

Our ordinary shares are traded in the United States solely in the form of ADSs, each ADS representing one ordinary share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof.

As of April 30, 2007, 64,984,325 ordinary shares were issued and outstanding. On the same date, there were 10,919,295 ADSs, each representing one ordinary share.

Our ordinary shares have been listed on Eurolist by Euronext Amsterdam N.V. (formerly Amsterdam Exchanges N.V.) since October 25, 2000 and the ADSs have been quoted on the Nasdaq National Market since October 27, 2000, both under the symbol “CRXL”. Since 22 February 2006, our shares have been listed on the SWX Swiss Exchange in Zürich, under the symbol “CRX” as a result of our acquisition of Berna Biotech.

The following table sets forth the range of high and low closing prices, in U.S. dollars, for our ADSs on the Nasdaq National Market for the periods indicated.

	ADSs
	High	Low
Annual information for the past five years
2002	6.40	2.45
2003	6.16	1.54
2004	13.77	6.38
2005	29.95	12.30
2006	28.82	17.27
Quarterly information for the past two years
2005
First Quarter	15.29	12.30
Second Quarter	24.64	14.20
Third Quarter	26.81	20.00
Fourth Quarter	29.95	23.85
2006
First Quarter	28.62	23.92
Second Quarter	28.82	17.27
Third Quarter	24.40	17.75
Fourth Quarter	25.63	22.83
2007
First Quarter	28.96	23.85
Monthly information for the most recent six months
December 2006	25.63	24.24
January 2007	27.63	26.00
February 2007	28.96	25.27
March 2007	26.73	23,85
April 2007	26.01	25.34
May 2007	25.97	22.70

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

	Ordinary Shares
	High	Low
Annual information for the past five years
2002	7.29	2.50
2003	4.92	1.40
2004	10.10	4.83
2005	24.77	9.50
2006	23.49	14.04
Quarterly information for the past two years
2005
First Quarter	11.67	9.50
Second Quarter	20.39	10.29
Third Quarter	22.01	16.30
Fourth Quarter	24.77	19.72
2006
First Quarter	23.49	20.07
Second Quarter	23.29	14.04
Third Quarter	19.29	14.58
Fourth Quarter	19.61	17.53
2007
First Quarter	22.27	18.30
Monthly information for the most recent six months
December 2006	19.50	18.16
January 2007	21.15	19.92
February 2007	22.27	19.28
March 2007	19.90	18.30
April 2007	19.35	18.72
May 2007	19.15	16.87

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

General

We were incorporated as a limited liability company (naamloze vennootschap) on October 9, 2000 by deed executed before Mr. R.J.J. Lijdsman, civil law notary. Our corporate seat is in Leiden, The Netherlands, and we have offices at Archimedesweg 4-6, 2333 CN Leiden, The Netherlands. We are registered in the trade register of the Chamber of Commerce and Industry for Leiden under number 28087740. The statement of no objection of the Minister of Justice in respect of our deed of incorporation was issued on October 9, 2000 under number N.V. 1133178. Our agent in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

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

Share Capital

Our authorized share capital amounts to € 40,800 divided into: 85,000,000 ordinary shares and 85,000,000 preference shares, each with a par value of € 0.24.

At December 31, 2006, there were 64,802,325 ordinary shares issued and outstanding. No preference shares are currently issued and outstanding. The ordinary shares can be issued in bearer or registered form. The preference shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

Ordinary Shares

Our ordinary shares may be in registered or bearer form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer ordinary shares can trade on Euronext Amsterdam.

Bearer Ordinary Shares

All of our bearer ordinary shares are embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with NECIGEF for safekeeping on behalf of the parties entitled to the ordinary shares in bearer form.

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

Preference Shares

As of the date of this annual report, we have not issued any preference shares. On October 25, 2000, we established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation’s objective is to safeguard the interests of us, our business and parties connected therewith by blocking any influences that may threaten these interests, which interests may include the continuity, indentity or identity of us, our business and the parties connected therewith. The preferred foundation can safeguard these interests through acquiring and managing our preference shares and by exercising the rights attaching to these shares, in particular, the voting rights.

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

A board of governors of up to five persons directs the Preferred Foundation. Jan Oosterveld, in his capacity as chairman of our Supervisory Board, and Pieter Bouw, Mick W. den Boogert, Sweder van Wijnbergen and Gerard P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of our Management or Supervisory Board, or an employee of any of our advisers, any of our banks or us. These independent members are appointed by the board of governors. The non-independent members are appointed by our Supervisory Board after consultation with our Management Board.

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

Annual Report

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

Material Contracts

On December 31, 2003, we entered into a collaboration and license agreement with Aventis Pasteur S.A. (now sanofi pasteur) to develop and commercialize influenza vaccine products based on our PER.C6 technology. Under the terms of the agreement, we granted sanofi pasteur an exclusive license to research, develop, manufacture and commercialize influenza vaccine products based on our PER.C6 technology. We received an up-front payment and will receive milestone payments, annual payments, research and development funding totaling € 30 million, and high single- up to double-digit royalties on future PER.C6-based influenza vaccine sales. We retain commercialization rights for Japan, where sanofi pasteur will supply finished vaccine products to us and we will pay a royalty on sales to sanofi pasteur.

On April 13, 2005 we entered into a manufacturing contract with the Vaccine Research Center (VRC), part of the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH), to manufacture up to ten batches of clinical material of the PER.C6-based Ebola vaccine in its own manufacturing facility. These materials will be used for Phase I and early Phase II clinical studies in humans. We will receive up to € 21.4 million (US$ 27.6 million) from the VRC for the manufacturing of these clinical lots, over a period of 5 years, commencing April 15, 2005.

Exchange Controls

There are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-Dutch residents or to U.S. holders of our securities except as otherwise set forth in Item 10, “Additional information—Taxation”.

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

Dutch Taxation of Resident Shareholders

The summary of certain Dutch taxes set out in this section “Dutch Taxation of Resident Shareholders” is only intended for the following investors:

•       individuals who are resident or deemed to be resident or who have opted to be resident in the Netherlands for purposes of Dutch taxation and who invest in the ordinary shares or ADSs, excluding individuals who invest in the ordinary shares or ADSs that form part of a substantial interest in us and excluding individuals who are our employees or who are deemed to be our employees or employees of any entity related to us (the “Dutch Individuals”); and

•       corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in The Netherlands for purposes of Dutch taxation and who invest in the ordinary shares or ADSs, excluding:

•        corporate entities that are not subject to Dutch corporate income tax;

•        pension funds (pensioenfondsen) and other entities that are wholly or partly exempt from Dutch corporate income tax;

•        corporate entities that hold ordinary shares or ADSs that qualify for application of the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

•        investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969; (the “Dutch Corporate Entities”).

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

Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realized on the disposal thereof) that are attributable to an enterprise carried on in the Netherlands by a Dutch Individual or to an enterprise effectively managed in the Netherlands in which he has an interest, are generally subject to income tax charged at progressive rates in his hands. The same applies to a Dutch Individual for whom the benefits derived from the ordinary shares or ADSs are treated as results from other activities. Any benefits derived or deemed to be derived from the ordinary shares or ADSs (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding Tax.

Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 15%. The concept “dividends we distribute” used in this section includes, but is not limited to:

•       distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•       liquidation proceeds, proceeds of redemption of the ordinary shares or ADSs or, as a rule, consideration for the repurchase of the ordinary shares or ADSs by us in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

•       the par value of the ordinary shares or ADSs issued to a holder of the ordinary shares or ADSs or an increase of the par value of the ordinary shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•       partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless:

•        the general meeting of our shareholders has resolved in advance to make such repayment; and

•        the par value of the ordinary shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities generally can credit the dividend withholding tax against their income tax or corporate income tax liability and will be entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability. A condition to avoid “dividend stripping” is that the recipient of proceeds from the ordinary shares or ADSs qualifies as the beneficial owner thereof. A recipient of proceeds from the ordinary shares or ADSs is not considered to be the beneficial owner thereof if the amount of dividend, following a set of transactions, is ultimately wholly or partly received by another person, if this other person also retains, directly or indirectly, an interest in the ordinary shares or ADSs and the recipient is entitled to a (partial) refund or exemption to which the other person is not entitled to.

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

Withholding Tax

Dividends we distribute generally are subject to a withholding tax imposed by The Netherlands at a rate of 15%. Reference is made to the section “Dutch Taxation of Resident Shareholders—Withholding Tax” for a description of the concept “dividends we distributed.”

If a double taxation convention is in effect between The Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. See “ Taxation of Dividends” for a discussion of the partial exemption available under the convention with the United States.

A further condition to avoid “dividend stripping” is that the Non-Resident Shareholder qualifies as the beneficial owner of the dividend. A Non-Resident Shareholder is not considered to be the beneficial owner of the dividend, if the amount of this dividend, following a set of transactions, is ultimately wholly or partly received by another person and this other person also maintains, directly or indirectly, an interest in the ordinary shares or ADSs and the recipient is entitled to a (partial) refund or exemption to which the other person is not entitled to.

Taxes on Income and Capital Gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than the withholding tax described above) or in respect of any gain realized on the disposal of the ordinary shares or ADSs, provided that:

•       such Non-Resident Shareholder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares or ADSs are attributable;

•       such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us (for as far a double tax convention does not refrain the Netherlands from taxation of income or capital gains from the substantial interest);

If such Non-Resident Shareholder is an individual, the benefits derived from the ordinary shares or ADSs are not taxable in the hands of such holder as a benefit from other activities in the Netherlands; such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the ordinary shares or ADSs or payments in respect of the ordinary shares or ADSs are attributable; such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the ordinary shares or ADSs is connected; and if the Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

Reference is made to the section “Dutch Taxation of Resident Shareholders” for a description of the concepts “substantial interest” and “deemed substantial interest.”

Gift and Inheritance Taxes

No liability for gift or inheritance taxes will arise in The Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift made by, or on the death of, a Non-Resident Shareholder, unless:

•       such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares or ADSs are or were attributable; or

•       in the case of a gift of the ordinary shares or ADSs by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift, while (at the time of his death) being resident or deemed to be resident in The Netherlands.

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

Other Taxes and Duties

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

Based on our audited financial statements and relevant market data, we believe that we were not treated as a “passive foreign investment company” or “PFIC” for U.S. federal income tax purposes with respect to the year 2006. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in the year 2007 or thereafter. We believe, however, that we were or may have been a PFIC for U.S. federal income tax purposes with respect to the years before 2005. In order to avoid being subject to unfavorable U.S. federal income tax rules applicable to PFICs (the “PFIC rules”) with respect to our ordinary shares or ADSs in the future, U.S. holders that held our ordinary shares or ADSs at any time before 2005 may wish to make a deemed sale election with respect to their ordinary shares or ADSs. See “Passive Foreign Investment Company Rules.”

For U.S. federal income tax purposes and for purposes of the tax treaty between The Netherlands and the United States, beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of dividends distributed by us (including amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2011, unless we were in the year prior to the year in which the dividend was paid, and are, in the year in which the dividend is paid, a PFIC. As described above, we believe that we were not a PFIC for U.S. tax purposes with respect to the year 2006, and also do not anticipate becoming a PFIC with respect to the year 2007. Dividends paid in Euros will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). If such dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a refund of Dutch withholding tax under the tax treaty between The Netherlands and the United States, you may be required to recognize foreign currency gain or loss to the extent the amount of the tax treaty refund (in dollars) received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

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

Taxation of Capital Gains

Subject to the discussion below under “Passive Foreign Investment Company Rules,” gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.

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

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the year 2006. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in the year 2007 or thereafter. We believe, however, that we were or may have been a PFIC for U.S. federal income tax purposes with respect to the years before 2005.

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

Item 11.                 Quantitative and Qualitative Disclosures about Market Risk

For quantitative and qualitative disclosures about market risk see Item 5 “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk”.

Item 12.                 Description of Securities Other than Equity Securities

This item is not applicable.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                 Material Modifications to the Rights of Security Holders

None.

Item 15.                 Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•       pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of managements and directors of the Company; and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Crucell completed 3 acquisitions in 2006. In the first quarter of 2006 the Company acquired approximately 98.4% percent of the outstanding common shares of Berna Biotech. In October 2006 the Company completed the acquisition of the business of BPC by its subsidiary Crucell Vaccines Inc. In November 2006 the Company completed the acquisition of 100% of the outstanding shares of SBL. The Company has excluded Berna Biotech’s, Crucell Vaccines Inc’s and SBL’s internal control over financial reporting from its assessment of and conclusion on the effectiveness of internal control over financial reporting.

•       Berna Biotech constituted 47% and 51% of the Company’s consolidated net and total assets respectively, 76% of total consolidated revenues and 60% of the consolidated net loss as of and for the year ended December 31, 2006;

•       Crucell Vaccines Inc. constituted 0% and 1% of the Company’s consolidated net and total assets respectively, 1% of the total consolidated revenues and 0% of the consolidated net loss as of and for the year ended December 31, 2006; and

•       SBL constituted 8% and 9% of the Company’s consolidated net and total assets respectively, 3% of the total consolidated revenues and 0% of the consolidated net loss as of and for the year ended December 31, 2006.

As of the date of each acquisition, the Company began implementing procedures at each of Berna Biotech, Crucell Vaccines Inc. and SBL whereby internal controls over financial reporting are documented and regularly evaluated to ensure the effective design and operation of those controls. The Group performed these procedures to ensure compliance with the rules under Section 404 of the Sarbanes-Oxley Act of 2002 in 2007.

Attestation Report of the Independent Registered Public Accounting firm

Deloitte Accountants B.V., an independent registered public accounting firm, has audited Management’s assessment of the effectiveness of internal control over financial reporting, as stated on their report below.

To the Supervisory Board and Shareholders of Crucell N.V.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Crucell N.V. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in management’s report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Berna Biotech AG, which was acquired on February 22, 2006 and whose financial statements constitute 47% and 51% of the Company’s consolidated net and total assets respectively, 76% of total consolidated revenues and 60% of the consolidated net loss as of and for the year ended December 31, 2006. Furthermore, as described in management’s report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Crucell Vaccines Inc., which business was acquired from Berna Products Corporation in October 2006 and whose financial statements constitute 0% and 1% of the Company’s consolidated net and total assets respectively, 1% of the total consolidated revenues and 0% of the consolidated net loss amounts as of and for the year ended December 31, 2006. Furthermore, as described in management’s report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at SBL Vaccin Holding AB, which which was acquired on November 23, 2006 and whose financial statements constitute 8% and 9% of the Company’s consolidated net and total assets respectively, 3% of the consolidated revenues and 0% of the consolidated net loss as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Berna Biotech AG, Crucell Vaccines Inc. and SBL Vaccin Holding AB. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated June 11, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to International Financial Reporting Standards as adopted by the European Union, which varies in certain significant respects from accounting principles generally accepted in the United States of America. The information relating to the nature and effect of such differences is presented in Note 6 to the consolidated financial statements of the Company.

Deloitte Accountants B.V.
Amsterdam, The Netherlands

June 11, 2007

Change in Internal Control Over Financial Reporting

During 2006, we made improvements to our internal controls over financial reporting to ensure compliance with the rules under Section 404 of the Sarbanes-Oxley Act of 2002. We have not made any material changes in internal control over financial reporting in 2006.

Item 16.                 Reserved

Item 16A.         Audit Committee Financial Expert

The members of our audit committee are all independent, non-executive members of the supervisory board. Our audit committee is in compliance with all of the relevant rules and regulations of The Netherlands. We believe that the members of our audit committee have sufficient financial and other experience to perform their responsibilities on the committee. Mr. A. Hoevenaars is a “financial expert’’ as defined in the rules promulgated under the Sarbanes-Oxley Act of 2002.

Item 16B.        Code of Ethics

During 2003, we adopted a code of business conduct and ethics that applies to all employees of the Company, including our principal executive officer and principal financial officer. The code of business conduct and ethics was filed as an exhibit to our Form 20-F for the fiscal year ended December 31, 2003 and can also be accessed on our website at http://www.crucell.com. No amendments or waivers of the code of ethics were made or granted during 2006.

Item 16C.        Principal Accountant Fees and Services

Ernst & Young Accountants have been Crucell’s external auditors since the incorporation of the company. The Supervisory Board and the Management Board of Crucell reached the conclusion—after many years of good cooperation—that it is prudent to appoint a new auditor and proposed to have Ernst & Young Accountants dismissed as the external auditors of the company and to have Deloitte Accountants B.V. (Deloitte) appointed as auditors starting with the financial year 2006. In January 2006, the General Meeting of Shareholders approved the corresponding proposals of the Supervisory Board. The performance of Deloitte will be measured and judged by the Audit Committee, which will present its findings to the full Board.

Deloitte has audited the accompanying consolidated balance sheets of Crucell N.V. and subsidiaries (the “Company’’) as of December 31, 2006 and the related consolidated Income Statement, shareholders’ equity, and cash flows for the year ended December 31, 2006. The consolidated financial statements of the Company as of December 31, 2005 and the related consolidated Income Statement, stockholders’ equity, and cash flows for each of the last two years in the period ended December 31, 2005, were audited by Ernst & Young Accountants.

The Sarbanes-Oxley Act of 2002 requires that audit committees pre-approve all services provided by the Company’s independent auditor. This process is critical to the auditor maintaining independence. Our process requires that all services provided by the independent auditor be pre-approved by the audit committee.

During 2005 and 2006 we paid the following amounts to our auditors for audit services, audit-related services and tax services.

	Year ended December 31,
	2005*	2006**
Audit fees	€636	1,178
Audit-related fees	12	58
Tax fees	31	—
Total	€679 679	1,236

*                    Paid to Ernst & Young.

**             Paid to Deloitte.

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

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither we nor any affiliated purchaser have purchased any of our equity securities during the year ended December 31, 2006.

PART III

Item 17.      Financial Statements

See the pages beginning on F-1 of this Form 20-F, included herein.

Item 18.      Financial Statements

The registrant has responded to Item 17 in lieu of responding to this item.

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

4.5	Employment contract between Crucell Holland B.V. and R.H.P. Brus—dated June 30, 2006
4.6	Employment contract between Crucell Holland B.V. and Prof. Dr. J. Goudsmit—dated June 30, 2006
4.7	Employment contract between Crucell Holland B.V. and L. Kruimer—dated June 30, 2006
4.8	Collaboration and License Agreement dated December 31, 2003 by and between Crucell Holland B.V. and Aventis Pasteur S.A. (now sanofi pasteur)†****
4.9	Transaction Agreement dated December 1, 2005 by and between Crucell N.V. and Berna Biotech AG******
4.10	Supply Agreement dated November 12, 2001 and the Letter of Amendment to the same Agreement, dated June 24, 2004 between CSL Limited and Berna Biotech Limited******
4.11	Collaboration Agreement, dated December 1, 2000, between Chiron Behring GmbH & Co. and Rhein Biotech N.V. and Green Cross Vaccine Corporation*****
8.1	List of Subsidiaries of Crucell N.V.—See item 4 “Information on the Company”
12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—dated June 11, 2007
12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002—dated June 11, 2007
13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002—dated June 11, 2007
99.1	Crucell Code of Ethics****

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

******      As previously filed with the Securities and Exchange Commission on July 6, 2006 in an exhibit to the Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CRUCELL N.V.

By:	/s/ RONALD H.P. BRUS	By:	/s/ LEONARD KRUIMER
	Ronald H.P. Brus		Leonard Kruimer
	Chief executive Officer		Chief Financial Officer

June 11, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and Shareholders of Crucell N.V.:

We have audited the accompanying consolidated balance sheet of Crucell N.V. and subsidiaries (the “Company”) as of December 31, 2006 and the related consolidated statement of income, stockholders’ equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company, for the year ended December 31, 2005 were audited by other auditors whose reports dated April 18, 2006 expressed an unqualified opinion on these statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crucell N.V. and subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in accordance with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 6 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte Accountants B.V.
Amsterdam, The Netherlands

June 11, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Supervisory Directors and Shareholders of Crucell N.V.

We have audited the accompanying consolidated balance sheet of Crucell N.V. as of December 31, 2005, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crucell N.V. at December 31, 2005, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as endorsed by the European Union.

International Financial Reporting Standards as endorsed by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 6 to the consolidated financial statements.

/s/ Ernst & Young Accountants
Amsterdam, The Netherlands
April 18, 2006

Consolidated Income Statements
(amounts in thousands of Euro, except per share data)

		Year ended December 31,
	Notes	2006	2005	2004
Product sales		103,918	—	—
Licence revenues		16,955	20,848	12,429
Service fees		10,694	11,881	5,712
Total revenues	4	131,567	32,729	18,141
Cost of product sales		(83,518)	—	—
Cost of service fees		(6,971)	(7,156)	(5,644)
Total cost of goods sold	5.1	(90,489)	(7,156)	(5,644)
Gross margin		41,078	25,573	12,497
Government grants		6,901	4,137	3,441
Other income		2,455	703	1,040
Total other operating income		9,356	4,840	4,481
Research and development	5.1	(67,606)	(34,048)	(23,676)
Selling, general and administrative	5.1	(47,199)	(13,689)	(16,819)
Restructuring	5.19	(3,120)	—	—
Impairment	5.6/5.7	(30,416)	—	—
Total other operating expenses		(148,341)	(47,737)	(40,495)
Operating loss		(97,907)	(17,324)	(23,517)
Financial income	5.2	13,453	2,332	1,789
Financial expenses	5.3	(11,706)	(131)	(394)
Results investments associates and joint ventures	5.9	(1,956)	(455)	(704)
Loss before tax		(98,116)	(15,578)	(22,826)
Income tax	5.4	10,551	—	—
Loss for the year		(87,565)	(15,578)	(22,826)
Attributable to:
Equity holders of the parent		(87,313)	(15,578)	(22,826)
Minority interest		(252)	—	—
		(87,565)	(15,578)	(22,826)
Net loss per share—basic and diluted	5.5	€(1.53)	€(0.39)	€(0.63)

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets
(amounts in thousands of Euro)

	Year ended December 31,
	Notes	2006	2005
ASSETS
Non-current assets
Property, plant and equipment	5.6	138,018	24,629
Intangible assets	5.7	113,077	2,577
Goodwill	5.8	47,419	—
Investments in associates and joint ventures	5.9	5,998	—
Pension asset	5.10	2,555	—
Available-for-sale investments	5.11	12,339	11,299
Other financial assets	5.12	16,430	194
Deferred tax asset	5.4	308	—
		336,144	38,699
Current assets
Cash and cash equivalents	5.13	157,837	111,734
Trade accounts receivable	5.14	58,563	1,824
Inventories	5.15	75,519	—
Other current assets	5.16	25,152	17,480
		317,071	131,038
TOTAL ASSETS		653,215	169,737
LIABILITIES AND EQUITY
Equity attributable to equity holders of the parent
Share capital		15,553	9,946
Other reserves		737,539	288,222
Translation reserve		(7,920)	—
Accumulated deficit		(247,872)	(160,559)
		497,300	137,609
Minority interests		—	—
Total equity	5.17	497,300	137,609
Non-current liabilities
Long-term provisions	5.19	5,132	—
Long-term financial liabilities	5.20	26,945	9,380
Deferred tax liability	5.4	33,586	—
		65,663	9,380
Current liabilities
Trade accounts payable	5.21	38,512	8,770
Short-term financial liabilities	5.20	19,468	898
Other current liabilities		29,132	13,080
Income tax payable		266	—
Short-term provisions	5.19	2,874	—
		90,252	22,748
Total liabilities		155,915	32,128
TOTAL LIABILITIES AND EQUITY		653,215	169,737

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Equity
(amounts in thousands of Euro)

	Attributable to equity holders of the parent
	Issued capital	Share premium	Net unrealized gains reserve	Translation reserve	Accumulated deficit	Total	Minority interests	Total equity
At January 1, 2004	8,642	207,986	—	—	(122,155)	94,473	—	94,473
Total income and expense for the year recognized directly in equity	—	—	—	—	—	—	—	—
Loss for the year	—	—	—	—	(22,826)	(22,826)	—	(22,826)
Total income and expense for the year	—	—	—	—	(22,826)	(22,826)	—	(22,826)
Issue of shares	208	1,201	—	—	—	1,409	—	1,409
Costs share based payment transactions	—	3,357	—	—	—	3,357	—	3,357
Issue of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	4,246		—	—	4,246	—	4,246
At December 31, 2004	8,850	216,790	—	—	(144,981)	80,659	—	80,659
Unrealized gain on available for sale securities	—	—	9,630	—	—	9,630	—	9,630
Total income and expense for the year recognized directly in equity	—	—	9,630	—	—	9,630	—	9,630
Loss for the year	—	—	—	—	(15,578)	(15,578)	—	(15,578)
Total income and expense for the year	—	—	9,630	—	(15,578)	(5,948)	—	(5,948)
Issue of shares	1,096	56,439	—	—	—	57,535	—	57,535
Costs share based payment transactions	—	2,349	—	—	—	2,349	—	2,349
Issue of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	2,992	—	—	—	2,992	—	2,992
Stockbased incentive plan	—	22	—	—	—	22	—	22
At December 31, 2005	9,946	278,592	9,630	—	(160,559)	137,609	—	137,609

Foreign currency translation	—	—	—	(7,920)	—	(7,920)	(814)	(8,734)
Net unrealized gain on available for sale securities	—	—	1,040	—	—	1,040	—	1,040
Total income and expense for the year recognized directly in equity	—	—	1,040	(7,920)	—	(6,880)	(814)	(7,694)
Loss for the year	—	—	—	—	(87,313)	(87,313)	(252)	(87,565)
Total income and expense for the year	—	—	1,040	(7,920)	(87,313)	(94,193)	(1,066)	(95,259)
Issue of shares	5,458	433,104	—	—	—	438,562	12,093	450,655
Costs share based payment transactions	—	4,000	—	—	—	4,000	—	4,000
Acquisition of minority interest	149	10,878	—	—	—	11,027	(11,027)	—
Issue of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	295	—	—	—	295	—	295
At December 31, 2006	15,553	726,869	10,670	(7,920)	(247,872)	497,300	—	497,300

The accompanying notes are an integral part of these financial statements.

Consolidated Cash Flow Statements

		Year ended December 31,
	Notes	2006	2005	2004
Cash flows from (used in) operating activities
Loss of the year		(87,565)	(15,578)	(22,826)
Reversal of non-cash items
Income tax	5.4	(10,551)	—	—
Results investments associates and joint ventures	5.9	1,956	455	704
Financial income	5.2	(13,453)	(2,332)	(1,789)
Financial costs	5.3	11,706	131	394
Depreciation	5.6	14,275	2,973	2,982
Amortization	5.7	7,560	1,470	1,966
Impairment	5.6/5.7	30,416	—	—
Fair value adjustments on inventory	5.15	11,272	—	—
Change in long-term provisions	5.19	180	—	—
Gain on disposal of assets	5.7	(176)	—	—
Stock based compensation	5.18	5,687	6,919	7,603
Changes in net working capital
Trade accounts receivable		(25,755)	196	7,527
Inventories		(15,674)	—	—
Other current assets		1,136	(11,557)	(1,330)
Trade accounts payable		18,509	6,662	21
Other current liabilities		(3,211)	(4,216)	(2,034)
Short-term provisions		1,821	—	—
Interest paid		(2,211)	(132)	(212)
Income taxes paid		124	—	—
Net cash flows from (used in) operating activities		(53,954)	(15,009)	(6,994)
Cash flows from (used in) investing activities
Purchase of property, plant and equipment	5.6	(20,337)	(17,137)	(2,114)
Proceeds from sale of equipment	5.6	197	—	741
Acquisition of intangible assets	5.7	(12,371)	—	(4,017)
Proceeds from sale intangible assets	5.7	225	—	—
Acquisition of Berna Biotech, Switzerland, net of cash acquired	3.1	67,784	—	—
Acquisition of SBL, Sweden, net of cash acquired	3.3	(33,386)	—	—
Investments/capital increase in joint ventures	5.9	(1,427)	—	—
Assets classified as held for sale	3.1	11,772	—	—
Proceeds from financial assets		7,627	—	—
Interest received	5.2	3,075	1,864	1,608
Net cash flows from (used in) investing activities		23,159	(15,273)	(3,782)
Cash flows from financing activities
Proceeds from issue of share capital	5.17	82,797	57,535	1,409
Proceeds from financial liabilities	5.20	14,703	8,982	—
Repayment of financial liabilities	5.20	(18,769)	(1,212)	(1,132)
Net cash flows from financing activities		78,731	65,305	277
Effects of exchange rate on cash and cash equivalents		(1,833)	—	—
Net increase (decrease) in cash and cash equivalents		46,103	35,023	(10,499)
Cash and cash equivalents at beginning of the year	5.13	111,734	76,711	87,210
Cash and cash equivalents at end of the year	5.13	157,837	111,734	76,711

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data)

1                    General information

1.1 Corporate information

General

Crucell N.V. (the “Company” or “Crucell”) is incorporated and domiciled in Leiden, the Netherlands. Its shares are publicly traded at Euronext Amsterdam (CRXL), NASDAQ New York (CRXL) and SWX Swiss Exchange Zurich (CRX). The Company and its subsidiaries together constitute the Crucell Group (the “Group”). The Group has subsidiaries in the Netherlands, Switzerland, Spain, Italy, Sweden, Korea and the United States. Crucell employed 1,073 people at December 31, 2006.

Crucell is a fully integrated biopharmaceutical company, focused on developing, producing and marketing products to combat infectious diseases. Its core vaccine portfolio includes Inflexal, a vaccine against influenza, Paediatric vaccines Hepavax-Gene and Quinvaxem and travel vaccines Vivotif, Dukoral, and Epaxal. In addition to these portfolio vaccines, the Group has a broad pipeline of new potential vaccines, antibodies and a blood clotting protein. The Group has developed various proprietary technologies such as the PER.C6, MAbstract, AdVac, STAR and virosome-adjuvanted technologies. Crucell licenses these proprietary technologies to others in the biopharmaceutical industry.

Changes in the scope of consolidation

The most significant changes in the scope of consolidation were due to:

•       the acquisition of the shares of Berna Biotech AG (February 2006);

•       the establishment of Crucell Vaccines Inc. followed by the acquisition of the assets and liabilities of Berna Products Corporation (October 2006) and

•       the acquisition of the shares of SBL Vaccin Holding AB (November 2006).

The consolidated financial statements include the results of the acquired companies for the period from the date of acquisition unless mentioned otherwise. Further details on these acquisitions are provided in Note 3.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

List of consolidated companies

The most significant subsidiaries, which were part of the Group as of December 31, 2006:

Subsidiaries (fully consolidated)

			2006	2005
Name	Legal Seat	Country	Ownership %	Ownership %
Crucell Holland B.V.	Leiden	the Netherlands	100%	100%
U-BiSys B.V.	Utrecht	the Netherlands	100%	100%
ChromaGenics B.V.	Amsterdam	the Netherlands	100%	100%
Berna Biotech AG	Bern	Switzerland	100%	0%
Berna Biotech España SA	Madrid	Spain	100%	0%
Berna Biotech Italia Srl	Milano	Italy	100%	0%
Etna Biotech Srl	Catania	Italy	100%	0%
Berna Rhein B.V.	Leiden	the Netherlands	100%	0%
Rhein Vaccines B.V.	Maastricht	the Netherlands	100%	0%
Berna Biotech Korea corp.	Seoul	Korea	100%	0%
Crucell Holding Inc.	Wilmington, DE	United States	100%	0%
Crucell Vaccines Inc.	Wilmington, DE	United States	100%	0%
Crucell Biologics Inc.	Wilmington, DE	United States	100%	0%
SBL Vaccin Holding AB	Stockholm	Sweden	100%	0%
SBL Vaccin AB	Stockholm	Sweden	100%	0%
Vitec AB	Stockholm	Sweden	100%	0%

Joint Ventures and Associated companies (not consolidated)

				2006	2005
Name		Legal Seat	Country	Ownership %	Ownership %
Pevion Biotech AG	Joint venture	Bern	Switzerland	50%	0%
Kenta Biotech AG	Associated company	Bern	Switzerland	37%	0%
Percivia LLC	Joint venture	Cambridge, MA	United States	50%	0%

1.2 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and are prepared on a historical cost basis unless stated otherwise. There are no differences between IFRS applied by the Group and IFRS as issued by the International Accounting Standards Board.

The consolidated financial statements of the Company for the year ended December 31, 2006 on form 20-F were authorized for issue in accordance with a director’s resolution on June 6, 2007.

In conformity with article 402, Book 2 of the Dutch Civil Code, the Company income statement is presented in abbreviated form.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Foreign currency translation

The functional and presentation currency of the Company is the Euro. All values are rounded to the nearest thousand (€ 000) unless indicated otherwise.

Each entity in the group determines its own functional currency based on the primary economic environment in which the entity operates. Items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

At the reporting date, the assets and liabilities of subsidiaries with different functional currencies are translated into Euro at the rate of exchange ruling at the balance sheet date and their income statements and cash flow statements are translated into Euro at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to the translation reserve, a separate component of equity.

1.3 Use of estimates and judgments

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and use of critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in the following notes:

•       Note 2.1 Revenue recognition

•       Note 3 Accounting for business combinations

•       Note 5.4 Utilization of tax carry forward losses

•       Note 5.6/5.7/5.8 Impairment reviews of property, plant and equipment, intangible assets and goodwill

•       Note 5.10 Valuation of defined benefit plans

•       Note 5.15 Valuation of inventories

•       Note 5.18 Valuation of share-based-payments

•       Note 5.19 Recognition of provisions for litigations and claims

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

1.4 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries per December 31 and for the period then ended. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in full.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operational policies of an enterprise so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date of acquisition, which is the date on which the Group obtains control and continue to be consolidated until the date such control ceases.

Minority interests represent the portion of profit or loss for the year and net assets at the end of the year not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity attributable to equity holders of the parent.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The Group recognizes its interest in joint ventures using the equity method. Under the equity method, the investment in the joint venture is carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate. The income statement reflects the share of the results of operations of the associate. Periodically the Group determines whether it is necessary to recognize an impairment loss with respect to the Group’s net investment in the joint venture.

The reporting dates of the joint ventures are the same as those of the Group and the accounting policies of the joint ventures conform to those used by the Group.

Associates

The Group’s investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. The reporting dates of the associates are the same as those of the Group and the associates’ accounting policies conform to those used by the Group.

1.5 Changes in accounting policies

1.5.1 New adopted accounting policies in the financial year 2006

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any significant effect on the financial statements of the Group. They did however give rise to additional disclosures.

•       IAS 19 Amendment Employee Benefits

•       IAS 21 Amendment The Effect of Changes in Foreign Exchange Rates

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

•       IAS 39 Amendments Financial Instruments Recognition and Measurement

•       IFRIC 4 Determining whether an Arrangement contains a Lease

•       IFRIC 5 Rights to Interests Arising from Decommissioning Restoration and Environmental Rehabilitation Funds

•       IFRIC 6 Liabilities arising from Participations in a Specific Market—Waste Electrical and Electronic Equipment

The Group did not early adopt any IFRS or IFRIC Interpretations. The principal effects of these changes in policies are discussed below.

IAS 19 Employee Benefits

As of January 1, 2006, the Group adopted the amendments to IAS 19, although the Group did not operate any defined benefit plans prior to the acquisition of the subsidiaries as described in Note 3.

The amended IAS 19:

•       Allows an option for recognition of actuarial gains and losses in full in the period in which they occurred outside the profit and loss in a statement of recognized income and expense.

•       Requires additional disclosures concerning the reconciliations showing the changes in plan assets and defined benefit obligations; information about trends in the assets and liabilities in the defined benefit plans; future contributions to the plan and assumptions used in the determination of the defined benefit obligation.

The Group chose not to apply the new option offered to recognize actuarial gains and losses in the statement of recognized income and expense. The required disclosures have been included in the consolidated financial statements.

IAS 21 The Effects of Changes in Foreign Exchange Rates

As of January 1, 2006, the Group adopted the amendments to IAS 21. As a result, all exchange differences arising from a monetary item that forms part of the Group’s net investment in a foreign operation are recognized in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated. This change has no significant impact on the financial statements of the Group.

IAS 39 Financial Instruments: Recognition and Measurement

Amendment for financial guarantee contracts (issued August 2005)—amended the scope of IAS 39 to require financial guarantee contracts that are not considered to be insurance contracts to be recognized initially at fair value and to be remeasured at the higher of the amount determined in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with IAS 18 Revenue. This amendment did not have an effect on the financial statements.

Amendment for hedges of forecast intragroup transactions (issued April 2005)—amended IAS 39 to permit the foreign currency risk of a forecast intragroup transaction to qualify as the hedged item in a cash

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment did not have an effect on the financial statements.

Amendment for the fair value option (issued June 2005)—amended IAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option; hence the amendment did not have an effect on the financial statements.

IFRIC 4 Determining Whether an Arrangement contains a Lease

The Group adopted IFRIC Interpretation 4 as of January 1, 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This change in accounting policy has no significant impact on the financial statements of the Group.

IFRIC 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The Group adopted IFRIC Interpretation 5 as of January 1, 2006, which establishes the accounting treatment for funds established to help finance decommissioning for companies assets. This interpretation has no impact on the financial statements.

IFRIC 6 Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment

The Group adopted IFRIC Interpretation 6 as of January 1, 2006, which established the recognition date for liabilities arising from the EU Directive relating to the disposal of Waste Electrical and Electronic Equipment. As the directive only came into effect towards the end of 2005, there was no impact on the financial position as at December 31, 2005. No additional provision of has been recognized for the period ended December 31, 2006.

1.5.2 Future changes in accounting policies

IAS 1 Presentation to financial statements

The standard becomes effective for annual periods beginning on or January 1, 2007 and introduces new disclosures to enable users of the financial statements to evaluate the capital of the Group and how its capital is managed. The amendment does not have impact on the financial position of Group. The Group is in process of embedding the additional required information as part of its reporting procedures.

IFRIC 8 Scope of IFRS 2

The interpretation becomes effective for annual periods beginning on or after May 1, 2006 and requires IFRS 2 to be applied for transactions in which an entity cannot identify specifically some or all of the goods or services received as consideration for equity instruments. In particular, if the identifiable consideration received (if any) appears to be less then the fair value of the equity instruments granted or liability incurred, typically this circumstance indicates that other consideration has been received. Crucell is currently investigating the impact of the Standard.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

IFRIC 9 Reassessment of Embedded Derivatives

The interpretation becomes effective for financial years beginning on or after June 1, 2006. This interpretation establishes that the date to assess the existence of an embedded derivative is the date that an entity first becomes party to the contract with reassessment only if there is a change to the contract that significantly modifies the cash flows. The interpretation is not expected to have a significant impact on the financial statements.

IFRS 7 Financial Instruments Disclosures

The Standard becomes effective for annual periods beginning on or after January 1, 2007. IFRS 7 introduces new disclosures to enable users of the financial statements to evaluate the significance of financial instruments and to determine the nature and extent of risks arising from financial instruments, including how these risks are managed. The Group is in process of embedding the additional required information as part of its reporting procedures.

IFRS 8 Operating Segments

The Standard becomes effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” The interpretation is not expected to have an impact on the financial statements.

2                    Summary of significant accounting policies

2.1 Revenue recognition

General

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be measured reliably. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added taxes and duties.

Revenues are recognized on a gross basis when the Group acts as the principal in an arrangement. Revenues are recognized on a net basis when the Group acts as agent.

Goods or services traded for items of a similar nature are not regarded as transactions that generate revenue. Goods or services traded for dissimilar items are regarded as transactions that generate revenue.

Product sales

Revenue from product sales is recognized when the significant risks and rewards of ownership of the products have passed to the buyer. In addition the Group does not retain managerial involvement to the degree usually associated with ownership nor effective control over the goods sold and the cost of the transaction can be measured reliably.

License revenues

The Group recognizes initial fees to the licensing of our technology as revenues over the period of our significant continuing performance obligations, if any, and upon transfer of the significant risks and rewards to the buyer.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Under certain arrangements, the Group has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue when significant risks and rewards pass to the buyer, which is the moment, the transfer of developed technology is completed. The Group’s arrangements provide for continuing support of its technology at standard consulting rates. Revenues derived from consulting services, that are not essential to licensee’s ability to use the Group’s technology, are recognized as earned during the period that the consulting services are performed.

In certain arrangements, the Group collaborates with third parties to develop novel products or processes using the Group’s proprietary technology. These arrangements generally include an initial license fee upon the delivery of the Company’s proprietary technology and incremental fees for the Group providing ongoing research and development activities. The research and development activities performed by the Group are substantive and critical to the licensees’ exploitation of the delivered technology. When significant risks and rewards pass to the buyer, initial fees from these arrangements are recognized as revenues over the period of continuing performance obligations. Incremental fees from research and development activities are recognized as revenues earned over the period of the development collaboration or the manufacturing obligation.

Certain license arrangements provide for additional non-refundable license fees to be paid upon the achievement of milestones. Such additional license fees are recognized as revenue when the amounts become due and payable upon achievement of the milestone.

In addition to the initial fee, the Group’s arrangements generally provide that the licensee make semi-annual or annual payments (“license maintenance fees”) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 to 90 days’ notice. License maintenance fees are recognized as revenues when the amounts become fixed and payable. The aggregate of license maintenance fees paid will generally reduce any royalty payments which may be based on future product sales of the licensee, if any, under the license agreement.

Service fees

As part of various collaboration agreements, the Group receives service fees for work performed under such agreements. Revenues, and related costs, associated with completing performance services are recognized when the service is completed and the collectibility of the receivable is deemed probable. Revenues associated with time and material performance contracts are recognized when the costs incurred and the costs to complete the transaction can be measured reliably.

2.2 Cost of product sales and cost of service fees

Cost of product sales and cost of service fees both comprise direct labour, materials, and overhead costs, incurred in performing work under various collaboration agreements that directly relate to revenues earned.

2.3 Other operating income

Government grants

The Group receives certain government grants that support the Group’s research effort in defined research and development projects. These grants generally provide for reimbursement of approved costs

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

incurred as defined in various grants. Income associated with these grants is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectibility of the receivable is deemed probable and all attaching conditions will be achieved. Where the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Other Income

Other income results from none-core business transactions and mainly consists of the sale of tangible and intangible assets incidental to the business, reimbursement of development costs and sublet of premises.

2.4 Research and Development Expenses

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Internally generated intangible assets arising from the Group’s development activities are recognized if all of the recognition criteria for internally generated intangible assets are met. This also includes the following conditions:

•       an asset is created that can be identified;

•       it is probable that the asset created will generate future economic benefits; and

•       the development cost of the asset can be measured reliably.

Product registration fees will in principle meet these recognition requirements. Where no internally generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred. Research and development expenses are comprised of the following types of costs incurred in performing research and development activities: salaries and benefits, allocated overhead and facility costs, preclinical study costs, clinical trials, amortization of developed technology, contract services and other outside costs.

2.5 Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the balance sheet date. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Current tax assets and current tax liabilities are offset, if a legally enforceable right exists to offset the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Deferred tax

Deferred income tax is provided using the asset and liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts under IFRS. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•       where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•       in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and carry-forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forwards of unused tax credits and unused tax losses can be utilised.

The unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.6 Net Loss per Share

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding, including the dilutive effect of stock options, if any.

2.7 Cash and cash equivalents

The Group considers all highly liquid investments with maturities of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalent.

2.8 Financial assets

Trade accounts receivable

Trade receivables do not carry any interest and are recognized and carried at original nominal invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale. After initial measurement, available for sale financial assets are measured at fair value with unrealized gains or losses being recognized directly in equity in the net unrealized gains reserve. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the income statement.

Other financial assets

Other financial assets are valued at their nominal value.

Derecognition of financial assets

A financial asset is derecognized when:

•       the rights to receive cash flows from the asset have expired;

•       the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•       the Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

2.9 Inventories

Inventories are stated at the lower of cost or net realisable value. The cost of inventories includes expenditures for materials acquired, directly attributable costs and related production overhead expenses. Net realisable value is determined as the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Allowances are made for obsolete inventory.

2.10 Other current assets

Other curent assets are stated at amortized cost, which generally corresponds with face value, less an adjustment for bad debts.

2.11 Property, plant and equipment

Property, plant and equipment is stated at cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. The cost of replacing a part of a plant or equipment is capitalized if the recognition criteria for property, plant and equipment are met. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets:

•       freehold land is not depreciated;

•       buildings: twenty years to fifty years;

•       computer equipment: three years;

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

•       furniture and laboratory equipment: five years;

•       leasehold improvements: the shorter of the lease term and ten years.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in the income statement. The asset’s residual values, useful lives and methods are reviewed, and adjusted if appropriate, at each financial year-end.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are added to the cost of these assets until they are substantially ready for their intended use. Qualifying assets are those assets that necessarily take a substantial period of time to be completed for their intended use. All other borrowing costs are recognized as an expense in the income statement when incurred.

2.12 Intangible assets

Intangible assets acquired are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalised if the recognition requirements are not met, rather, expenses are recognized in the income statement. The useful lives if intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life. The amortization period and the amortization method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement consistent with the function of the intangible asset.

The estimated useful life of the assets is as follows:

•       Patents and licenses: one year to twenty years;

•       Customer lists: three years;

•       Developed technology: five years to twenty years;

•       In process R&D is not depreciated until completion of the asset.

2.13 Goodwill and business combinations

Business combinations are accounted for using the purchase method. This involves recognising identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities, but excluding future restructuring) of the acquired business at fair value. Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less accumulated impairment losses.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Goodwill includes intangible assets that were identified in a business combination, but not valued separately as the assets were either not separable or could not be measured reliably. Assets identified and included as part of goodwill can be specific customer relationships or supply contracts not meeting the requirements and the workforce acquired.

Assigning fair values to the assets and liabilities acquired in a business combination inherently requires the use of estimates. Under IFRS 3 Business Combinations, these fair values can be adjusted up to one year after the acquisition date, which can affect the amount recognized as goodwill.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

2.14 Impairment of non-financial assets

For non-financial assets the Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The impact of the impairment calculations is discussed in Note 5.6 and 5.7.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, to which the goodwill has been allocated. Where the recoverable amount of the cash-generating unit is less than the carrying amount of the cash-generating unit to which goodwill has been allocated an impairment loss is recognized. Impairment losses relating to Goodwill cannot be reversed in future periods. The impact of the impairment calculations is discussed in Note 5.8.

2.15 Employee benefits

Pensions

The Group operates both defined benefit plans and defined contribution plans. For defined contribution plans obligations for contributions are recognized as an expense when they are due. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Under defined benefit plans the pension entitlements are calculated using the projected unit credit actuarial method. The pension liability as recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date, less the fair value of the plan assets after adding or subtracting unrecognized actuarial gains or losses and past-service costs.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

The defined benefit obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and any unrecognized past service costs and the fair value of any plan assets are deducted. For each plan the recognized assets are limited to the net total of any cumulative unrecognized net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”). Actuarial gains and losses in excess of a threshold of the higher of 10% of the pension liabilities and 10% of the fair value of the plan assets are charged or credited to the income statement over the employees’ expected average remaining working lives.

Share-based payment transactions

Option plans

Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which the equity instruments are granted. The fair value is determined using a stock option pricing model. Further reference is made to Note 5.18. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Crucell (“market conditions”), if applicable.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period with the off setting entry recorded in share premium in equity.

Short-term incentive plans

The fair value of share grants under these plans is estimated on the date of grant by multiplying the number of shares available to be granted by the fair value of the Company’s shares on the grant date. Management assumes any performance goals required by the short term incentive plan will be achieved and the award will vest in full.

Long-term incentive plans

The fair value of share grants under these plans is estimated on the date of grant using a lattice-based option valuation model. The model calculates the likelihood of achievement of the market-based measures at various levels and once a value is determined for the shares, compensation cost is recognized over the measurement period of three years regardless of whether those market-based targets are achieved. Key input assumptions for the lattice-based option valuation model include expected volatilities, expected term, dividend yield and risk free interest rates. Expected volatilities are based on historical volatilities of the Company’s stock measured over a period commensurate with the expected term of the grants. The expected term used is the three-year measurement period. Dividend yields used were based on historical

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

information as to dividends declared by the Company. Risk-free interest rates used were equal to the implied yield currently available on zero-coupon government issues in countries whose currency the share price is expressed for Crucell with a remaining term equal to the expected term of the share-based instrument being valued.

2.16 Interest-bearing loans and borrowings

Short-term financial liabilities consist of all liabilities with maturities up to one year. Long-term financial liabilities are liabilities with maturities over one year. All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the amortization process. A financial liability is derecognized when the obligation underlying the liability is discharged, cancelled or expired.

2.17 Derivative financial instruments and hedging

In principle the Group does not engage in derivative transactions to hedge its currency exposure. At year-end a limited number of forward contracts were outstanding. The Group is currently in the process of determining the most optimal manner to mitigate the effects of its structural currency exposures.

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The Group does not apply formal hedge accounting and consequently any gains or losses arising from changes in fair value on derivatives are taken directly to net profit or loss for the year.

2.18 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

2.19 Leases

Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or, over the lease term, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Leases where the Group does not assume substantially all the risks and rewards of ownership are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

3                    Business combinations

3.1 Acquisition of Berna Biotech AG

On February 22, 2006, Crucell acquired approximately 97.0% percent of the outstanding common shares of Berna Biotech AG (“Berna Biotech”). The Company issued 16,691,492 ordinary shares with a fair value of € 20.90 each, being the published price of the shares of Crucell at the date of exchange to acquire Berna. On March 31, 2006 the Company purchased an additional 1.4% of the issued shares of Berna Biotech, for which the Company issued 239,270 ordinary shares with a fair value of € 23.25. The consolidated financial statements include the results of Berna Biotech since March 1, 2006. There were no significant transactions between February 22, 2006 and March 1, 2006.

In September 2006 the Company was able to squeeze-out the remaining 1.6% minority interest of Berna Biotech. With the squeeze-out, the delisting of Berna Biotech shares was approved and effected by the SWX Swiss Exchange on September 18, 2006.

	Recognized on acquisition	Carrying value
Property, plant and equipment	119,072	101,544
Intangible assets	118,717	—
Investments	6,716	2,949
Other long term and financial assets	8,348	7,528
Cash and cash equivalents	77,859	77,859
Trade and other receivables	28,995	28,733
Inventory	55,417	34,468
Prepayments and other current assets	23,185	21,892
Assets of disposal group classified as held for sale	11,811	—
Minority interests	(6,763)	(2,735)
Long-term financial liabilities	(28,765)	(28,765)
Long-term provisions and other long-term liabilities	(2,107)	(2,185)
Deferred tax liability	(42,915)	(10,269)
Trade and other payables	(7,664)	(7,664)
Short-term financial liabilities	(12,995)	(12,995)
Other short-term liabilities	(15,763)	(15,145)
Fair value of net assets recognized	333,148
1.6% minorities	(5,330)
Fair value of net assets acquired	327,818
Purchase price	364,490
Goodwill	36,672

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Cost:
Shares issued, at fair value	354,415
Costs associated with the acquisition	10,075
Total	364,490
Cash outflow on acquisition:
Net cash acquired with the subsidiary	77,859
Cash paid	(10,075)
Net of cash acquired	67,784

From the date of acquisition Berna Biotech has contributed € 52,742 to the net loss of the Group. If the combination had taken place on January 1, 2006, the loss for the period from January, 2006 to the date of acquisition would have been approximately € 11,900 (unaudited) and the complementary revenue from continuing operations would have been approximately € 8,600 (unaudited).

During 2006, the Company acquired Rhein Biotech GmbH and Dr. E. Graub AG. These were subsidiary companies of Berna Biotech and were acquired solely with a view to being divested after completion of the acquisition of Berna Biotech. On March 27, 2006 Rhein Biotech GmbH was sold for € 6,341. As of April 5, 2006 Dr. E. Graub AG was sold for € 5,390. The net result of these disposals amounts to € 716, which was already taken into consideration in the acquisition of the Berna Biotech Group as a part of the fair value adjustments made.

3.2 Acquisition of the assets and liabilities of Berna Products Corp.

In October 2006, the Group purchased, via its subsidiary Crucell Vaccines Inc. the assets and liabilities of the Florida-based Berna Products Corp. (“BPC”) from Acambis plc for an amount of € 13,806, excluding acquisition costs. BPC was originally established in 1990 by Berna Biotech to market Vivotif, Berna’s oral typhoid fever vaccine, in the United States and Canada and was acquired by Acambis plc in 2003.

	Recognized on acquisition	Carrying value
Property, plant and equipment	90	90
Intangible assets	8,543	—
Other long term assets	49	49
Cash and cash equivalents	142	142
Trade and other receivables	926	926
Inventory	924	379
Current liabilities	(782)	(782)
Fair value of net assets acquired	9,892
Purchase price	14,057
Goodwill	4,165

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Cost:
Cash payment	13,806
Costs associated with the acquisition	251
Total	14,057
Cash outflow on acquisition:
Net cash acquired with the subsidiary	142
Cash paid	(14,057)
Net cash outflow	(13,915)

From the date of acquisition BPC has contributed € 92 to the net loss of the Group. From January 1, 2006 through the date of acquisition BPC’s net result according to US GAAP approximately amounts to € 2,400 (unaudited) and the revenue amounts to € 6,400 (unaudited).

3.3 Acquisition of SBL Vaccin Holding AB

On November 23, 2006 Crucell acquired the shares of Stockholm-based SBL Vaccin Holding AB (SBL) from 3i and SEB for a total consideration of € 39,341 in cash, excluding acquisition costs.

SBL is a fully integrated independent Swedish biotechnology company employing 120 people. SBL’s main product is Dukoral, an oral vaccine that offers protection against cholera and is registered in more than 50 countries excluding the US. In addition SBL has a sales and distribution organization for vaccines in Scandinavia. SBL markets a broad range of vaccines sourced from global vaccine companies.

The acquisition of SBL has been accounted for on a provisional basis as the acquisition was only completed late in the year.

	Recognized on acquisition	Carrying value
Property, plant and equipment	11,098	5,800
Intangible assets	6,001	1,149
Cash and cash equivalents	7,130	7,130
Trade and other receivables	10,565	10,564
Inventory	16,228	10,520
Long-term provisions and financial liabilities	(4,007)	(10,029)
Deferred tax (liability)/asset	(2,584)	1,969
Trade and other payables	(10,497)	(10,497)
Fair value of net assets acquired	33,934
Purchase price	40,516
Goodwill	6,582

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Cost:
Cash payment	39,341
Costs associated with the acquisition	1,175
Total	40,516
Cash outflow on acquisition:
Net cash acquired with the subsidiary	7,130
Cash paid	(40,516)
Net cash outflow	(33,386)

From the date of acquisition SBL has contributed € 209 to the net loss of the Group. From January 1, 2006 through the date of acquisition SBL’s net result according to Swedish GAAP approximately amounts to € 6,000 (unaudited) and the revenue amounts to € 32,700 (unaudited).

4   Segment reporting

4.1 General

Segment information is presented in respect of the Group’s business and geographical segments. The primary segment reporting format is determined to be business segments as the Group’s risks and rates of return are affected predominantly by differences in the products and services produced. Secondary information is reported geographically.

4.2 Business segments

The Group is managed as one business segment. Following the acquisitions made in 2006, management reporting includes further segmentation of the product sales along the different types of vaccines:

	Year ended December 31,
	2006	2005	2004
Paediatric vaccines	35,933	—	—
Respiratory vaccines	40,386	—	—
Travel vaccines	23,072	—	—
Other vaccines	2,998	—	—
Proteins and other business	1,529	—	—
	103,918	—	—

Management is currently in the process of redefining the primary business segments. Going forward the Group will be reporting in two separate segments:

•       Vaccines: the development, production and marketing of vaccines worldwide to combat infectious diseases;

•       Proteins: leverage Crucell’s novel, proprietary technologies to develop monoclonal antibodies and therapeutic protein products.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

The operating businesses shall be organised and managed separately according to the nature of these products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. This segmentation was not applicable throughout 2006 and cannot be made without significant arbitrary allocations. Providing this information would have limited added value to users of the financal statements.

4.3 Geographical segments

The Group principally operates in three geographical areas, Europe, North America and Asia. Segment revenue is based on the geographical location of the customers, which is the billing location of the customers. Segmentation of the assets is based on the geographical location of the assets.

	Year ended December 31,
	2006	2005	2004
Revenue
Europe	80,401	9,382	6,601
North America	3,469	22,871	11,495
Asian	16,506	476	45
Other*	31,191	—	—
Total	131,567	32,729	18,141

*                    This mainly includes the sales to supranational organizations.

	2006	2005	2004
Assets (excluding investment in associates and joint ventures)
Europe	502,054	169,737	101,015
North America	7,235	—	—
Asia	137,928	—	—
Other	—	—	—
Total	647,217	169,737	101,015
Investment in associates and joint ventures
Europe	5,741	—	—
North America	257	—	—
Asia	—	—	—
Other	—	—	—
Total	5,998	—	—
Total assets
Europe	507,795	169,737	101,015
North America	7,492	—	—
Asia	137,928	—	—
Other	—	—	—
Total	653,215	169,737	101,015

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

	Year ended December 31,
	2006	2005	2004
Capital expenditure tangible fixed assets
Europe	120,652	17,137	2,114
North America	101	—	—
Asia	28,237	—	—
Other	—	—	—
Total	148,990	17,137	2,114
Capital expenditure intangible assets (including goodwill)
Europe	110,761	—	4,017
North America	4,165	—	—
Asia	63,097	—	—
Other	—	—	—
Total	178,023	—	4,017

5                    Notes to the specific items of the consolidated financial statements

5.1 Personnel expenses

	Year ended December 31,
	2006	2005	2004
Wages and salaries	48,841	18,666	13,449
Social security costs	4,469	1,124	935
Pension defined benefit plans	2,179	—	—
Pension defined contribution plans	1,770	867	1,032
Expenses for employee shares and option plans	4,296	3,927	3,357
Other personnel expenses	6,464	—	—
	68,019	24,584	18,773

The Group employed 1,073 people at December 31, 2006 compared to 282 at December 31, 2005.

5.2 Financial income

	Year ended December 31,
	2006	2005	2004
Currency gains	9,461	295	74
Interest income, third parties	3,718	1,965	1,715
Other financial income	274	72	—
	13,453	2,332	1,789

5.3 Financial expenses

	Year ended December 31,
	2006	2005	2004
Currency losses	(9,625)	(61)	(182)
Interest expense, third parties	(1,737)	—	(212)
Other financial expenses	(344)	(70)	—
	(11,706)	(131)	(394)

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

5.4 Income tax

	Year ended December 31,
	2006	2005	2004
Current income tax	(258)	—	—
Adjustments current income tax of previous years	(213)	—	—
Deferred taxation	11,022	—	—
Income tax	10,551	—	—

The reconciliation between the loss for the year multiplied by the applicable tax rate and the actual taxation is as follows:

	Year ended December 31,
	2006	2005	2004
Loss for the year before income tax	(98,116)	(15,578)	(22,826)
At gross weighted average income tax rate	21,437	4,908	7,876
Adjustments in respect of current income tax of previous years	(213)	—	—
Stock option compensation expense	(220)	(1,409)	(2,567)
Timing difference revenue recognition	—	1,716	1,466
Timing difference amortisation expense	—	(463)	(678)
Permanent differences	1,096	—	—
Effect of tax rate changes	3,894	—	—
Other effects	395	(143)	(243)
Effect of current tax losses not recognized as deferred tax assets	(15,838)	(4,609)	(5,854)
Effective income tax rate 10.8%, (2005: nil, 2004: nil)	10,551	—	—

No current or deferred tax charges were recognized in equity. In 2005 and 2004 the Group did not have temporary differences. In 2006 the changes in deferred income tax assets and liabilities were as follows:

2006
January 1,	—
Acquisition of subsidiaries	(44,300)
Changes in deferred tax liabilities during the year	11,006
Losses available for offset against future taxable income	16
December 31,	(33,278)

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

The composition of the temporary differences and tax loss carry forwards in the balance sheet is as follows:

	December 31,
	2006	2005
Deferred income tax liability
Valuation differences attributable to:
Inventories	(3,318)	—
Other assets	(867)	—
Property, plant and equipment	(8,261)	—
Intangible assets	(21,634)	—
Liabilities	(255)	—
	(34,335)	—
Deferred income tax assets
Losses available for offset against future taxable income	288	—
Valuation differences assets and liabilities	769	—
	1,057	—
Offset of deferred tax balances	749	—
Reflected in the balance sheet as follows:
Deferred tax assets	308	—
Deferred tax liability	(33,586)	—
Deferred tax liabilities, net	(33,278)	—

The Group has tax carry forward losses for an amount of € 222,238 (2005: € 103,714, 2004: € 85,766) that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose.

The unrecognized carry forward losses expire as follows:

Before 2011	2011	After 2011	Unlimited	Total
€ 16,504	€98,202	€88,902	€18,630	€222,238

The Group has evaluated evidence impacting the recoverability of its deferred tax assets, which consist principally of tax loss carry forwards. Management has considered the Group’s history of net losses and concluded that it is probable that the full benefits of these tax loss carry forwards will not be realized in the near term. Accordingly, the Group did not recognize any deferred tax assets relating to the carry forward losses.

Tax rate changes

The Netherlands domestic statutory corporate income tax rate is 29.6% for 2006 (a lower tax rate of 25.5% applies to the first € 22,689 of profits), 31.5% for 2005 and 34.5% for 2004. As of January 1, 2007, the statutory corporate income tax rate has been reduced to 25.5%.

In Korea the tax holiday granted by the government is decreasing over time. In financial year 2006, Crucell’s Korean subsidiary was not yet subject to income tax. From financial year 2007 to financial year 2009 the applicable tax rate will be 16.5%. As of 2010 the tax rate will be 27.5%.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

The Spanish domestic statutory income tax rate amounts to 35% in 2006 and will be decreased to 32.5% in 2007 and 30% in 2008.

Exposures

In Italy the fiscal years 2001 and 2002 of Berna Biotech Italia Srl. are subject to a tax audit. The corporate income tax returns for 2001 and 2002 as filed by Berna Biotech Italia Srl. are currently under discussion with the Italian tax authorities.

5.5 Net loss per share

	Year ended December 31,
	2006	2005	2004
Profit attributable to ordinary shareholders
Net loss attributable to ordinary shareholders	(87,565)	(15,578)	(22,826)
Weighted average number of ordinary shares
Weighted average number of ordinary shares for the year	57,064,034	39,852,064	36,382,662
Net loss per share—basic	(1.53)	(0.39)	(0.63)
Net loss per share—diluted	(1.53)	(0.39)	(0.63)

Because the effect of issuing potential ordinary shares under stock options plas, stock plans and warrants is anti-dilutive, these shares do not have an impact on the calculation of diluted net loss per share.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

5.6 Property, plant and equipment

	Freehold Land and buildings	Plant and equipment	Assets under construction	Total
Cost
At January 1, 2005	4,204	14,757	318	19,279
Additions	1,500	1,167	14,470	17,137
Reclassifications	—	310	(310)	—
Disposals	—	(116)	—	(116)
At December 31, 2005	5,704	16,118	14,478	36,300
Additions	1,902	6,318	12,117	20,337
Acquisition of subsidiaries	63,753	55,639	9,261	128,653
Disposals	(149)	(2,188)	—	(2,337)
Reclassifications	417	939	(1,356)	—
Effect of movements in exchange rates	(1,880)	(1,736)	(202)	(3,818)
At December 31, 2006	69,747	75,090	34,298	179,135
Depreciation and impairment
At January 1, 2005	(1,368)	(7,446)	—	(8,814)
Depreciation charge for the year	(405)	(2,568)	—	(2,973)
Disposals	—	116	—	116
At December 31, 2005	(1,773)	(9,898)	—	(11,671)
Depreciation charge for the year	(3,836)	(10,439)	—	(14,275)
Impairment	(7,746)	(11,822)	—	(19,568)
Disposals	33	2,060	—	2,093
Effect of movements in exchange rates	956	1,348	—	2,304
At December 31, 2006	(12,366)	(28,751)	—	(41,117)
Net book value
At December 31, 2006	57,381	46,339	34,298	138,018
At December 31, 2005	3,931	6,220	14,478	24,629

Depreciation is included in the cost of goods sold for € 8,995, research and development costs for € 4,448 and selling, general and administrative costs for € 832.

Impairment

An impairment loss of € 19,568 was recognized relating to two buildings in Switzerland. The buildings are specially set up for biotechnology purposes and it is impractible to separate the buildings and the equipment. These premises were used to manufacture products of which the production was stopped or phased out during 2006. As there is no direct use for these buildings in any of the other activities of the Group and it is not likely this will change in the near future, the carrying value has been impaired for the total amount of € 19,568.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Lease and borrowing costs

At December 31, 2006 and 2005, the Group held laboratory equipment under capital leases with a cost of € 10,912 and € 4,021, respectively and a net book value of € 7,291 and € 1,186. These leases are secured by the value of the underlying assets and a compensating cash balance. The capital lease equipment is amortized over the useful life of the equipment, or the lease term, whichever is shorter.

At December 31, 2006 an amount of € 744 of borrowing costs related to the construction of a new production facility in the Netherlands have been capitalised (2005: nil). The borrowing costs are capitalised at a capitalisation rate of 4.55%.

Commitments

The remaining contractual commitments amount to € 11,693 (2005: € 10,500) for purchases of property, plant and equipment.

5.7 Intangible assets

	Customer lists	Patents and licenses	Developed technologies	In process R&D	Total
Cost
At January 1, 2005 and at December 31, 2005	—	—	10,669	—	10,669
Additions	8,316	—	—	—	8,316
Disposals	—	(19)	—	—	(19)
Acquisition of subsidiaries	—	26,771	34,729	60,788	122,288
Transfer in process R&D	—	—	42,838	(42,838)	—
Effect of movements in exchange rates	(104)	(613)	(1,022)	(257)	(1,996)
At December 31, 2006	8,212	26,139	87,214	17,693	139,258
Amortization and impairment
At January 1, 2005	—	—	(6,622)	—	(6,622)
Amortization	—	—	(1,470)	—	(1,470)
At December 31, 2005		—	(8,092)	—	(8,092)
Amortization	(693)	(3,704)	(3,163)	—	(7,560)
Impairment	—	—	—	(10,848)	(10,848)
Disposals	—	19	—	—	19
Effect of movements in exchange rates	6	139	38	117	300
At December 31, 2006	(687)	(3,546)	(11,217)	(10,731)	(26,181)
Net book value
At December 31, 2006	7,525	22,593	75,997	6,962	113,077
At December 31, 2005	—	—	2,577	—	2,577

Amortization of intangible assets is included in research and development costs.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Impairment

The impairment loss of € 10,848 relates to the in process research and development of the Tetra vaccine. In February 2006 Crucell acquired Berna Biotech, including rights to the Tetra vaccine. Management decided to stop the development of Tetra after Quinvaxem received approval by the WHO. Consequently the carrying value of Tetra has been impaired for the total amount of € 10,848.

5.8 Goodwill

Goodwill
Cost
At January 1, 2005 and December 31, 2005	—
Additions	4,165
Effect of movements in exchange rates	43,254
At December 31, 2006	47,419
Net book value
At December 31, 2006	47,419
At December 31, 2005	—

No impairment losses were recognized on the acquired goodwill. Goodwill acquired through business combinations have been allocated the following individual cash-generating units:

	2006	2005
Berna Biotech AG	29,970	—
Berna Biotech Korea Corp.	6,702	—
Crucell Vaccines Inc.	4,165	—
SBL Vaccin AB	6,582	—
Total goodwill	47,419	—

Berna Biotech AG

The recoverable amount of the Berna Biotech has been determined based on a value in use calculation using the traditional discounted cash flow model with a terminal value after the last planning year in 2017. The Group uses a planning period longer than 5 years, which is a commonly used approach for biotechnology companies as the development and lifecycle of a single product can be substantially longer than the aforementioned period. Using a period of only 5 years would not lead to a fair valuation of Berna Biotech and its products. Berna Biotech is a solid production and distribution company, which was the main reason for the acquisition and therefore the terminal value is considered to be fully sustainable.

Berna Biotech Korea Corp.

The recoverable amount of the Berna Biotech Korea Corp. has been determined based on a value in use calculation using the traditional discounted cash flow model. The valuation was made by adding the discounted cash flows until 2017, as management did not see the terminal value as sustainable.

The Korean site may possibly be relocated over the next five years, which could have an impact on the recoverable amount. Refer to the sensitivity analysis below.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Other entities

Goodwill related to the acquisition of SBL, the acquisition of the assets of Berna Products Inc. by Crucell Vaccines Inc. and the share exchange for the Rhein N.V. minority shares has not been explicitly tested as these individual cash-generating units have been acquired recently. In these situations the consideration paid to acquire these individual cash-generating units in an arm’s length transaction provides the best evidence of the individual cash-generating units fair values. Since the respective acquisition dates of these companies there have not been any events or circumstances that are indicators that would trigger an impairment review.

Sensitivity to changes in assumptions

Management believes that any reasonable possible change in the key assumptions would not decrease the value in use to the extent that the related goodwill would exceed the recoverable amount. Reference is made to the key assumptions below as these have a significant impact on the calculated recoverable amount. The recoverable amount for the goodwill of Berna and Berna Biotech Korea Corp. exceeds its carrying amount by € 58,600 and € 2,600 respectively. The implications of the key assumptions on the recoverable amount are discussed below:

•       The recoverable goodwill amounts of Berna Biotech and Berna Biotech Korea Corp. were determined based on a pre-tax weighted average cost of capital (“WACC”) of 11.0% and 14.8% respectively. A higher WACC percentage would reduce the recoverable amount of the goodwill;

•       In determining the goodwill of Berna Biotech Korea Corp. calculations were made with a 50% chance of a possible relocation of the site. If calculations were made with an estimated chance of relocation between the 50% and 100% this would lead to a reduction of the recoverable amount of the goodwill.

5.9 Investments in associates and joint ventures

5.9.1 Associated companies

Kenta Biotech AG, Switzerland

On February 9, 2006, Kenta Biotech AG was founded with a capital of € 9,061 (CHF 14,290). Berna Biotech contributed investments in kind of € 3,329 (CHF 5,250) in exchange for shares equal to 36.74% of Kenta Biotech’s share capital. Kenta Biotech AG is focusing on the discovery and development of innovative, fully human monoclonal antibodies for the life-saving treatment of patients with serious infectious diseases.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Summary financial information for Kenta Biotech AG from February 9, 2006 through December 31, 2006 is represented below:

2006
Associate’s balance sheet:
Current assets	3,386
Non-current assets	3,293
Current liabilities	(349)
Non-current liabilities	—
Net assets	6,330
Associate revenues and expenses:
Revenues	59
Expenses	(2,664)
Loss for the period	(2,605)

5.9.2 Joint ventures

Pevion Biotech AG, Switzerland

Pevion Biotech AG is a joint venture between Berna Biotech and Bachem AG, Switzerland. Both companies hold 50% of the shares. In 2006 the capital of the joint venture was increased by € 2,536 (CHF 4,000) of which CHF 2 million was contributed by the Group. It is planned that the Group will contribute an additional € 1,268 (CHF 2,000) in a capital increase in 2007.

Pevion Biotech AG develops vaccines based on its proprietary technology platforms PeviPRO and PeviTER. By combining established technological processes with innovative concepts, Pevion Biotech AG promotes novel vaccine candidates from research into clinical testing.

Percivia LLC, United States

In August 2006 DSM Pharmaceutical Products Inc. and the Group established the joint venture Percivia LLC (Percivia) to operate the PERCIVIA PER.C6 Development Center in Cambridge, Mass, USA. Both companies hold 50% of the shares. The initial contribution amounts to € 158 (US$ 200). The joint venture will further develop the PER.C6 cell line and provide a unique solution for the production of pharmaceutical proteins to licensees utilizing the PER.C6 human cell line in the biotech industry. Percivia recharges the costs incurred to the venturers. No additional fundings are planned.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Summary financial information for these joint ventures, not adjusted for the percentage ownership held by the Group:

	Pevion January 1- December 31	Percivia August 1- December 31	Total 2006
Joint venture balance sheet:
Current assets	1,958	3,206	5,164
Non-current assets	396	—	396
Current liabilities	(154)	(2,887)	(3,041)
Non-current liabilities	(156)	—	(156)
Net assets	2,044	319	2,363
Joint venture revenues and expenses:
Revenues	274	2,454	2,728
Expenses	(2,833)	(2,231)	(5,064)
Profit/(loss) for the period	(2,559)	223	(2,336)

The Group accrued an amount of € 1.2 million for expenses that will be recharged by Percivia.

5.10 Retirement benefit obligations

The Group provides employee benefit plans to most of its employees by means of various pension plans. These plans comply with local regulations and practices in the countries in which they operate and differ based on legal requirements, tax legislation, local customs and economic conditions in the countries in which the Group operates. Consequently it follows that the nature of the plans varies by country. In general the benefits provided depend on remuneration and years of service. Most of these benefits are administrated by insurance companies or pension funds.

Recognition of pension expenses in the income statement:

	Year ended December 31
	2006	2005
Income statement
Defined benefit plans	2,179	—
Defined contribution plans	1,770	867
Total	3,949	867

Defined benefit plan

	December 31,
	2006	2006
Balance sheet
Defined benefit plans
Pension assets	2,555	—
Pension liability	(3,919)	—
Net pension liability	(1,364)	—

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Prior to the acquisition of Berna Biotech and SBL the Group did not operate any defined benefit plans. As a result of the acquisitions, the Group now operates defined benefit plans in Switzerland, Korea and Sweden. The pension asset of € 2,555 relates to the Swiss pension fund while the pension liability of € 3,919 relates to the Swedish and the Korean pension funds. In total 97% of the plan assets and 89% of the defined benefit obligation relates to the Swiss pension fund.

The weighted average of the principal assumptions used in determining the employee benefit obligations for the defined benefit plans of the Group are shown below:

	2006	2005
Discount rate	3.32%	—
Expected return on plan assets	4.55%	—
Future salary increases	1.19%	—
Future pension increases	0.66%	—

Changes in these key assumptions can have a significant impact on the defined benefit obligations, funding requirements and periodic costs incurred. The Group consults at least annually with external actuaries regarding these assumptions.

Changes in the present value of the defined benefit obligation are as follows:

	2006	2005
Opening defined benefit obligation	—	—
Acquisition of subsidiaries	72,703	—
Interest cost	2,012	—
Current service cost	3,105	—
Benefits paid	(2,535)	—
Actuarial (gains)/losses	(834)	—
Exchange differences	(1,772)	—
Closing defined benefit obligation	72,679	—

Changes in the fair value of plan assets are as follows:

	2006	2005
Opening fair value of plan assets	—	—
Acquisition of subsidiaries	100,677	—
Expected return on plan assets	3,758	—
Contributions by employer	2,137	—
Contributions by participants	981	—
Benefits paid	(2,355)	—
Actuarial gains/(losses)	(211)	—
Exchange differences	(2,681)	—
Fair value of plan assets, December 31	102,306	—

In 2007, the Group expects to contribute an amount similar to the amount contributed in 2006 to its defined benefit pension plans. The actual return on plan assets for the year ended December 31, 2006 amounts to € 3,547.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

The cost for defined benefit plans is as follows:

	Year ended December 31,
	2006	2005
Current service cost	3,105	—
Interest cost	2,012	—
Expected return on plan assets	(3,758)	—
Additional pension expense due to asset ceiling	1,865	—
Employee contributions	(981)	—
Other	(64)	—
	2,179	—

	December 31,
	2006	2005
Defined benefit obligation	(72,679)	—
Fair value of plan assets	102,306	—
Funded status	29,627	—
Unrecognized net actuarial losses	8,334	—
Amount not recognized as asset due to asset ceiling	(39,325)	—
Net pension liability	1,364	—

	December 31,
	2006	2005
Defined benefit obligation	(72,679)	—
Plan assets	102,306	—
Surplus	29,627	—
Experience adjustments on plan liabilities—gain	834	—
Experience adjustments on plan assets—loss	(211)	—

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	Year ended December 31,
	2006	2005
Bonds	36.5%	—
Equity	26.9%	—
Property	31.8%	—
Other	4.8%	—
	100.0%	—

The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled and the relative weight of the separate categories of plan assets.

5.11 Available-for-sale investments

The Group has an investment in Galapagos N.V. (“Galapagos”), which is a publicly traded company. The Group’s ownership interest is 6.2% as of December 31, 2006, which represents a value of € 12,339 (2005: € 11,299).

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

5.12 Other financial assets (non-current)

	December 31,
	2006	2005
Long-term restricted cash	14,396	—
Long-term deposits and guarantees	2,034	—
Director’s loan	—	194
	16,430	194

TheGroup has € 14,396 restricted cash. An amount of € 10,000 is related to the mortgage loan and the remainder mainly relates to leases.

5.13 Cash and cash equivalents

	December 31,
	2006	2005
Cash at banks and in hand	87,761	71,559
Call deposits	70,076	40,175
	157,837	111,734

Cash and cash equivalents include the following main currencies:

	December 31,
	2006	2005
Euros (€)	109,465	109,324
Swiss Francs (CHF)	26,364	—
US Dollar ($)	7,363	2,410
Korean Won (KRW)	7,268	—
Swedish Crowns (SEK)	7,113	—
Other currencies	264	—
	157,837	111,734

5.14 Trade accounts receivable

	December 31,
	2006	2005
Trade receivables from third party customers	58,550	1,824
Trade receivables from associates and joint ventures	13	—
	58,563	1,824

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

At December 31, 2006 trade receivables are shown net of an allowance for doubtful debts for an amount of € 4,069 (2005: € 176). Receivables are denominated in several currencies and can be specified as follows:

	December 31,
	2006	2005
Euros (€)	31,153	1,824
US Dollar ($)	19,644	—
Swiss Francs (CHF)	1,411	—
Swedish Crowns (SEK)	4,595	—
Korean Won (KRW)	1,021	—
Other currencies	739	—
	58,563	1,824

5.15 Inventories

	December 31,
	2006	2005
Raw materials and consumables	18,418	—
Work in progress	45,623	—
Finished products	11,478	—
	75,519	—

In order to be able to meet the demand from the market (e.g. in case of outbreak of a disease) the Group stocks certain inventories to a level that they may not be realised in one year. This is in line with policies of the Company. Provisions are recognised for obsolete inventory. The amount of write-down of inventories recognized as an expense is € 4,722.

The amount of inventories recognized as an expense of cost of product sales is € 37,972.

5.16 Other current assets

	December 31,
	2006	2005
Accrued income	11,129	10,330
Prepaid expenses	2,271	3,535
Other short-term receivables	11,341	3,262
Director’s loan	168	—
Income tax receivables	243	353
	25,152	17,480

5.17 Issued capital and reserves

Crucell’s authorized share capital amounts to 85,000,000 ordinary shares and 85,000,000 preferent shares, each with a par value of € 0.24. As of December 31, 2006, there were 64,802,325 ordinary shares issued and outstanding (2005: 41,440,613). No preference shares are issued and outstanding as of December 31, 2006.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

On October 25, 2000, the Company established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation’s object is to safeguard the interests of Crucell, its business and parties connected therewith by blocking any influences that may threaten these interests, which interests may include the continuity, independence or identity of Crucell, its business and parties connected therewith. The Preferred Foundation can safeguard the interests through acquiring and managing the preference shares and by exercising the rights attaching to these shares, in particular, the voting rights.

The agreement between the Company and the Preferred Foundation grants an option to the Preferred Foundation to acquire preference shares up to 100% of the number of our outstanding shares, necessary to match the total number of statutory votes on all of the ordinary shares outstanding at the time of the acquisition. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from the Company. If the Company acquires any preference shares, they may be cancelled.

A board of governors of up to five persons directs the Preferred Foundation. Mr J.P. Oosterveld, in his capacity as chairman of our Supervisory Board, and Mr P. Bouw, Mr M.W. den Boogert, Mr S. van Wijnbergen and Mr G.P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of the Management or Supervisory Board of the Company, or an employee of any of our advisers, any of our banks or us. The board of governors appoints these independent members. The Supervisory Board appoints the non independent members after consultation with the Management Board.

Ordinary shares Issued and fully paid	Shares	Issued capital
	€ 000	€ 000
At January 1, 2005	36,874	8,850
Effect of shares issued in May 2005 for cash	3,600	864
Shares issued relating to share-based payments	967	232
At January 1, 2006	41,441	9,946
Issued in February 2006 in exchange for issued share capital of Berna Biotech	16,931	4,064
Shares issued in relating to private placement and acquisition of minority interests	5,022	1,205
Shares issued relating to share-based payments	1,408	338
At December 31 2006	64,802	15,553

Net unrealized gains reserve

The net unrealized gains reserve of € 10,670 (2005: € 9,630) records the fair value changes on available-for-sale investments.

Translation reserve

The translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

5.18 Share-based payment plans

Stock-Based Compensation

Stock Option Plans

The Group maintains stock option plans whereby the remuneration committee of the Supervisory Board may grant options to employees, directors and members of the Supervisory Board, which are described further below. The compensation cost that has been included in operating expenses for those plans was € 4,000, € 2,349 and € 3,357 in 2006, 2005 and 2004 respectively.

In December 2004, the Supervisory Board approved a new option plan (the “2005 Plan”) providing for the grant of stock options to non-management committee members for a maximum of 1% of issued ordinary shares. Options granted under this stock option plan are exercisable when the options have vested. Granted options vest straight line over a period of 4 years. Compensation costs are recognized in accordance with the accelerated method. The options expire 5 years after date of grant. Upon termination of employment with Crucell, options must be exercised within 90 days. Options granted under the stock option plan are granted at exercise prices, which equals the fair value of the ordinary shares of the Company at the date of grant.

All options granted under previous stock option plans (the “Prior Plans”) are exercisable immediately upon grant. Upon exercise of the options, employees are subject to profit-retribution provisions. Such provisions entitle the Group to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of the profits payable to the Group decreases rateably over one to three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Group if the employee terminates employment prior to the end of the relevant period. The options expire four to eight years from the date of grant, or earlier upon termination of employment with the Group. Upon termination of employment with the Group, options must be exercised within 90 days. Compensation costs for prior plans are recognized in accordance with the accelerated method. Generally, options granted under the Prior Plans are granted at exercise prices, which exceed the fair value of the Company’s ordinary shares at the date of grant. No further grants are to be made from the Prior Plans.

The Group accounts for its employee stock options under the fair value method. The fair value of options was estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	Year ended December 31,
	2006	2005	2004
Risk-free interest rate	3.6%	4.1%	2.9%
Expected dividend yield	—	—	—
Expected volatility	52.6%	52.8%	62.3%
Expected life (years)	4.25	4.31	4.00

The risk free interest rate is based on Dutch treasury securities in effect at the time of grant. Expected volatility is based on the historical volatility of the Company’s stock. The expected life of the options granted is an estimate based on the contractual term of the options and historical behaviour. The weighted average fair value of options granted during the years ended December 31, 2006, 2005 and 2004 was € 6.96, € 9.03 and € 3.28, respectively.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

A summary of the stock option activity for the plan is as follows:

	Number of options	Weighted average exercise price
Balance at January 1, 2004	4,358,758	4.70
Granted	1,333,500	9.59
Exercised	(867,097)	1.62
Forfeited	(6,150)	8.48
Balance at December 31, 2004	4,819,011	6.42
Granted	123,000	19.45
Exercised	(887,182)	8.09
Forfeited	(25,325)	9.07
Balance at December 31, 2005	4,029,504	6.43
Granted	953,466	18.76
Exercised	(1,284,655)	4.16
Forfeited	(12,875)	19.40
Balance at December 31, 2006	3,685,440	10.36

Included in the options outstanding as of December 31, 2006 are options to acquire ordinary shares held by former employees and consultants. These individuals have been permitted to continue vesting in these options for services rendered.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2006:

Exercise price	Outstanding Options at December 31, 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options	Weighted average exercise price—exercisable options
€ 2.35-€ 3.49	715,470	€3.31	4.08	715,470	€3.31
€ 3.50-€ 9.99	1,731,104	€8.00	4.00	1,731,104	€8.00
€ 10.00-€ 19.99	789,191	€16.03	4.20	8,750	€15.51
€ 20.00-€ 22.22	449,675	€20.75	4.15	18,250	€22.13
Total	3,685,440			2,473,574

As of December 31, 2006, a total of 9,720,349 ordinary shares, representing 15% of the issued share capital, have been reserved for issuance under the option plan, of which 3,785,440 are subject to outstanding options (including 100,000 warrants).

Warrants

In 2003, Crucell granted warrants to acquire 250,000 ordinary shares with an exercise price of € 3.00 per share to a consultant in exchange for services. The consultant earned the warrants over the service period that ended in 2004. The warrants expire in July 2008. Per December 31, 2006 in total 100,000 warrants are outstanding.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Share-Based Incentive Plans

Under its Short-term Incentive Plan (the “STI Plan”), Crucell granted executives share awards whose vesting was contingent upon meeting various Group-wide, departmental and individual performance goals in fiscal 2006. The employees granted shares under the STI Plan were allowed to elect to receive either cash (at a 25% discount from the total award) or shares if the performance criteria were met. As such, grants under the STI Plan are accounted for as liabilities and included in accrued compensation and related benefits in the accompanying balance sheets. In 2007 a total of 23,032 STI Plan shares that relate to 2006 were issued to executives. Shares granted under the STI Plan were issued at the share price of € 19.08.

Crucell also has a 2005 Long-term Incentive Plan (the “LTI Plan”), which allowed for the issuance for up to 36,842 shares of common stock to be granted to executives with vesting contingent upon meeting various market-based goals. Depending on the level of achievement of these market measures, at the end of three years, the number of shares vesting could be 0%-200%. Shares granted in 2005 under the LTI Plan were at the share price at the beginning of the year at € 10.10, which is lower than the fair value of the shares on the date of grant of € 21.10, which is the measurement date for the awards. In December 2005 all 36,842 LTI Plan shares were granted to executives. There were no forfeitures of the LTI Plan grants through December 31, 2006 and all shares granted were unvested as of year-end.

As of December 31, 2006, there was € 532 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan, which will be recognized in 2007. Compensation cost recognized during the year ended December 31, 2006 related to the LTI Plan amounted to € 531.

Stock Option Grants to Non-Employees

Crucell has issued stock options to various non-employees in connection with consulting agreements over the years. These non-employee stock options included exercise prices greater than or equal to the fair value of the underlying common stock on the date of grant. The exercise prices range from € 3.49 to € 21.38 per share and expires on dates ranging from May 2010 through December 2011. During 2006, the Company issued stock options to purchase 10,000 shares of common stock to a consultant with an exercise price of € 18.22 and expiration date in May 2011.

Crucell can terminate the consulting agreements at any time and only those stock options vested as of the date of termination are exercisable. As of December 31, 2006, total options to purchase 57,604 shares of common stock related to consulting agreements were outstanding with an average exercise price of € 13.76 and expiration dates ranging from May 2010 through December 2011.

Stock compensation expense for options granted to non-employees has been determined as the fair value of the equity instruments at the date the goods are received. In connection with these stock option grants to non-employees, Crucell is required to record compensation expense based on a Black-Scholes valuation model and amortized over the consulting or vesting period of the grant. The assumptions used in the Black-Scholes valuation model for these non-employee grants are based on the same criteria as used for employee grants except that the expected term is equal to the contractual life of the grant. The Company re-values the unvested portion of these stock options at each reporting period as a result of the requirement for variable accounting for non-employee grants. As of December 31, 2006, assuming the valuation at December 31, 2006 would remain consistent over the future service periods, the Company would recognize compensation expense related to these non-employee grants amounting to € 78 over the next 41 months. Crucell recorded compensation expense associated with these stock options of € 295,

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

€ 2,800 and € 3,542 for the years ended December 31, 2006, 2005 and 2004, respectively. In 2005 the Company entered into several consulting agreements where the consultant is considered to be a person providing similar services as an employee. Compensation expense associated with these options amounted to € 192.

Stock option grants to non-employees are made pursuant to approved stock option plans and activity related thereto is included in the tables above with the employee grants of the approved plans.

5.19 Provisions, commitments and contingencies

	Restructuring	Litigation	Employee benefits	Other	Total
At January 1, 2006	—	—	—	—	—
Acquisition of a subsidiary (Note 3)	71	1,180	3,918	999	6,168
Arising during the year	3,120	259	71	1,145	4,595
Utilised	(1,147)	(212)	(10)	(6)	(1,375)
Unused amounts reversed	(393)	(215)	(66)	(678)	(1,352)
Exchange adjustment	(5)	(12)	6	(19)	(30)
At December 31, 2006	1,646	1,000	3,919	1,441	8,006
Current 2006	1,646	52	—	1,176	2,874
Non-current 2006	—	948	3,919	265	5,132

Restructuring

A restructuring charge for an amount € 2,421 is recognized in relation to centralization of R&D functions in Leiden and the phasing out of R&D projects in Switzerland.

The decision to concentrate R&D in Leiden was made to increase efficiency in R&D spending and will result in a reduction in the number of staff employed, which was effectuated in the first quarter of 2007.

Due to the suspension in July 2006 of Aerugen, the candidate vaccine for the prevention of Pseudomonas aeruginosa infection in cystic fibrosis patients, there are fewer projects requiring development support at Bern.

Litigations and claims

The Group is subjected to (potential) lawsuits and other legal proceedings, resulting from the ordinary course of business. The current status of any pending proceedings has been reviewed with a legal counsel. Upon consideration of known relevant facts and circumstances, provisions were recognized for losses that are considered to be probable and that can be reasonably estimabled as of the balance sheet date.

The Group uses significant judgement in determining the provision for litigations and exposure to contingent liabilities related to pending litigation or other outstanding claims. Judgement is used in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Contingent liability STAR

STAR technology is a gene expression technology based on epigenetic control mechanisms that block repression of gene expression. The Group acquired STAR technology in 2004 through the purchase of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam. In connection with the purchase, we also entered into a contingent payment agreement that could result in an additional payment of € 7.0 million upon receipt of revenues generated from the STAR technology and royalties.

Employee benefits

Further reference is made to retirement benefit obligations. See Note 5.10.

Other

Other provisions mainly relate to warranties.

Guarantees

The Group issued a letter of Credit for an amount of $ 1.6 million expiring on April 14, 2013 relating to the Percivia Development Center.

5.20 Short and long-term financial liabilities

This Note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings as at December 31, 2006 and 2005. For more information about the Group’s exposure to interest rate and foreign currency risk, see Note 5.24.

	2006			2005
	Short-term	Long-term	Total	Short-term	Long-term	Total
Secured bank loans	1,793	21,117	22,910	—	8,982	8,982
Finance lease liabilities	1,139	5,828	6,967	898	398	1,296
Bonds	16,536	—	16,536	—	—	—
	19,468	26,945	46,413	898	9,380	10,278

Terms and debt repayment schedule at December 31, 2006:

	Total	2007	2008	2009	2010	2011	More than 5 years
Mortgage loan*	17,091	338	353	370	387	405	15,238
Loan Berna Biotech Korea Corp.	5,819	1,455	1,455	1,455	1,454	—	—
Equipment lease	6,967	1,139	794	851	913	1,133	2,137
Privately placed bond Berna Biotech Korea Corp.	16,536	—	16,536	—	—	—	—
	46,413	2,932	19,138	2,676	2,754	1,538	17,375

*                    Interest rate until December 31, 2010.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Terms and debt repayment schedule at December 31, 2005:

	Total	2006	2007	2008	2010	2011	More than 5 years
Mortgage loan	8,982	—	338	353	370	387	7,534
Equipment lease	1,296	898	398	—	—	—	—
	10,278	898	736	353	370	387	7,534

Mortgage loan

In December 2005, the Group entered into a mortgage loan for a maximum amount of € 17,091 and as of December 31, 2006, the Group has drawn the maximum amount. The loan bears interest at 4.55 percent for the first five years. After this period the rates will be renegotiated. The land, building and a compensating cash balance arrangement secure the loan with a bank in the amount of € 10,000. For the first year, interest was accrued to the loan and no payments of principal or interest were required. The loan will be repaid through monthly payments over 15 years, starting January 1, 2007, with a balloon repayment of € 10,000 after 15 years. The maturity date of the loan is December 31, 2021.

Loan Berna Biotech Korea Corp.

Berna Biotech Korea Corp. has entered into the loan that will be repaid within four years and bears interest at 2.48%. The maturity date of the loan is August 1, 2010. The loan is unsecured.

Finance lease liabilities

Crucell leases certain of its lab equipment in the Netherlands. All leases are on a fixed repayment basis and interest rates are fixed at the contract date. For further information see Note 5.22.

Privately placed bond Berna Biotech Korea Corp.

Berna Biotech Korea Corp issued this bond with an interest percentage of 6.73%. The bond matures June 13, 2008, and contains covenants that require Berna Biotech Korea Corp. to maintain certain profit and liquidity ratios. Berna Biotech Korea Corp. was required to be in compliance with the covenants as of January 1, 2006. In 2006 these covenants were not met, consequently the bond is presented as a short-term bond. The Group does not have any indications that the bond has to be repaid before the end of its term. It is expected that Berna Biotech Korea Corp. will be in compliance with the covenants for 2007.

5.21 Trade accounts payables

	December 31,
	2006	2005
Trade accounts payables to third parties	38,360	8,770
Trade accounts payables to joint ventures	152	—
	38,512	8,770

Trade accounts payables are in general paid in line with the payment terms, which vary per company and region. In our most significant regions general payment terms approximate 30 days.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

5.22 Operating and finance leases

Operating lease commitments—Group as lessor

The Group entered into operating leases for the sub-lease of certain research and corporate facilities. Future minimal rentals receivable under non-cancellable operating leases as at December 31, 2006 and 2005 are as follows:

	2006	2005
Within one year	86	266
After one year but not more than five years	232	318
More than five years	—	—
	318	584

Operating lease commitments—Group as lessee

The Group leases certain research and corporate facilities, motor vehicles and items of machinery and equipment. No restrictions are placed upon the lessee by entering into these leases. Future minimum lease payments leases as at December 31, 2006 and 2005 are as follows:

	2006	2005
Within one year	3,897	1,742
After one year but not more than five years	7,092	5,474
More than five years	111	1,319
	11,100	8,535

Most operating leases are increased annually based on a general price index.

Finance lease commitments

Certain of the Group’s fixtures and equipment are finance leases. The finance leases mainly relate to equipment for the new production facility in Leiden. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The fair value of the Group’s lease obligations approximates their carrying amount. The Group’s obligations under finance leases are secured by the value of the underlying assets. Future minimum lease payments under finance leases as at December 31, 2005 and 2006 are as follows:

	2006		2005
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	1,637	1,139	949	898
After one year but not more than five years	5,073	3,691	407	398
More than five years	2,319	2,137	—	—
	9,029	6,967	1,356	1,296

Finance leases are increased annually based on a general price index.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

5.23 Related party disclosures

Related party transactions within the group

The Group has related party transactions and/ or balances with its subsidiaries, joint ventures, associate, directors and executive officers. All transactions with related parties were carried out under normal market conditions (arm’s length principle). There are no related party transactions outside the normal course of business.

The following table provides the total amount of transactions, which have been entered into with related parties for the relevant financial year.

	Transaction value Year ended December 31,		Balance outstanding as at December 31,
Related party	2006	2005	2006	2005
Sales of goods and services
Pevion Biotech AG	251	—	47	—
Kenta Biotech AG	168	—	33	—
Expenses
Avv Falaguerra	(12)	—	(12)	—
Kellerhals & Partner AG	(134)	—	(155)	—
Kenta Biotech AG	(60)	—	—	—

Mr Falaguerra, the chairman of the Board of Directors of the Italian subsidiary is related to Avv. Falaguerra, an Italian firm that provides taxation services to an Italian subsidiary.

Kellerhals & Partner AG is a Swiss firm that provides legal advice to Berna Biotech. This company is related the one of the Supervisory Board members of Crucell.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made at normal market prices. Outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided by the Group or received in respect of any related party receivables or payables. For the year ended December 31, 2006, the Group has not made any provision for doubtful debts relating to amounts owned by related parties (2005: Nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this Note.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Management Board

The total remuneration and related costs (excluding share based payments—see information below on stock options and performance stock) of the members of the Management Board over the past three years, is as follows:

	Year ended December 31,
	2006	2005	2004
Salaries	1,005	874	598
Bonuses	893	1,058	494
Pension costs	205	189	215
Severance costs(1)	—	—	454
Other	37	58	170
	2,140	2,179	1,931

(1)          In connection with his stepping down as the chief executive officer, president and chairman of the Management Board, the Group agreed to pay Mr. Valerio an amount equal to € 454 in severance and up to € 19 as partial compensation for advisory costs. On January 26, 2004, the Group also entered into an advisory agreement with Mr. Valerio under which he received an advisory fee totalling € 227 through the end of 2004.

The 2006 remuneration of the individual members of the Management Board (excluding share based payments—see information below on stock options and performance stock) was as follows:

	2006
Name	Salaries	Bonuses(1)	Pension Costs(2)	Other costs	Total
R. H.P. Brus	400	391	28	—	819
J. Goudsmit	330	260	152	21	763
L. Kruimer	275	242	25	16	558
Totals	1,005	893	205	37	2,140

(1)          The remuneration committee evaluates the performance of members of the Management Board and management committee in view of those objectives and advises on the fixed and variable compensation of members of the Management Board and the management committee. In advising on short and long term incentive compensation for members of the Management Board and management committee, the remuneration committee considers among other factors the Group’s financial and commercial performance, scientific performance and progress, and the accrual of value of the Group. External compensation survey data available for the biotechnology industry are also used as another factor to benchmark the compensation levels.

(2)          Pension costs include disability insurance costs.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

The Company’s Management Board members held the following options per December 31, 2005 and 2006:

Name of Holder	Options held at December 31, 2005	Year of expiration	Exercise Price	Granted 2006	Exercised 2006	Forfeited 2006	Options held at December 31, 2006
R.H.P. Brus	250,000	2009	9.40	—	—	—	250,000
	225,000	2011	3.49	—	25,000	—	200,000
	90,000	2011	2.64	—	—	—	90,000
	125,000	2011	5.94	—	—	—	125,000
J. Goudsmit	100,000	2006	5.92	—	100,000	—	—
	100,000	2006	3.66	—	100,000	—	—
	85,000	2009	9.40	—	—	—	85,000
	60,000	2011	2.64	—	—	—	60,000
	125,000	2011	5.94	—	—	—	125,000
L. Kruimer	85,000	2009	9.40	—	—	—	85,000
	105,000	2011	3.49	—	40,000	—	65,000
	125,000	2011	5.94	—	—	—	125,000
Totals	1,475,000			—	265,000	—	1,210,000

The Company’s Management Board members held the following shares in the Company at December 31, 2006:

Name of holder	Ordinary shares held at December 31, 2006	% of total ordinary shares
R.H.P. Brus	134,249	0.21
J. Goudsmit	146,600	0.23
L. Kruimer	17,952	0.03
	298,801	0.47

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

The following table describes loans granted to the members of Crucell’s Management Board and senior management since January 1, 1998. Crucell has not granted any loans to any Supervisory Board members. The Company sets these interest rates in relation to Dutch income tax law, which changes on an annual basis. Crucell granted loans to the persons listed below in connection with options granted to them on Crucell’s ordinary shares. These loans become payable at the time shares received on exercise of the related options are sold or, in case the employee ceases to work for Crucell before this time, immediately. Crucell funds payments due under the loans prior to July 30, 2002, the date legislation was passed in The United States prohibiting the granting of additional loans to Company officers.

Name	Largest amount of loan outstanding since January 1, 1998	Amount of loan outstanding at December 31, 2006	2006 Interest rate
R.H.P. Brus	132	99	3.5%
J. Goudsmit	25	8	3.5%
Other personnel	61	61	3.5%
		168

The Group is no party to any material transactions, or proposed transactions, in which any director, any executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest other than those transactions disclosed in these financial statements.

Board of Supervisory Directors

Due to the fact that Crucell operates on a global scale with many of its directors used to the international arena, Crucell offers compensation to its supervisory directors, in accordance with customary practice in the biotechnology sector. For 2005 and onwards compensation of all Supervisory Board members consists of a fixed fee in cash and an annual share grant. The fixed fee in cash amounts to € 25 per Supervisory Board member. The Chairman will receive a fixed fee of € 40. The annual share grant awarded to each member of the Supervisory Board shall equal 2,500 ordinary shares. This amount will be revised on a tri-annual basis. The shares should be held for as long as an individual is a member of the Supervisory Board. Instead of the share grant, a Supervisory Board member may also choose to receive a cash amount equalling the value of 2,500 shares at the date of grant minus 25%. The shares (or cash equivalent minus 25%) were awarded in 2006 for the first time, because in December 2004, stock options were awarded to the Supervisory Board with respect to the year 2005. Committee fees and Committee Chairmanship fees are no longer granted. An allowance of € 10 is awarded annually to the Chairman of the Supervisory Board.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

During 2006 and 2005, the individual members of the Supervisory Board received the following remuneration (excluding share based payments—see information below on stock options and performance stock):

	2006	2005
P. Strijkert(1)	16.7	44.9
J.P. Oosterveld(2)	38.7	25.0
A. Hoevenaars(3)	25.0	25.0
S.P. Lance	25.0	25.0
P.M. Satow	25.0	25.0
C.E. Wilhelmsson	25.0	25.0
D. S. Koechlin(4)	25.0	—
J. Witmer(4)	25.0	—
C.E. Thomann(4)	25.0	—
Totals	230.4	169.9

(1)          Mr P. Strijkert resigned from the Supervisory Board in June 2006.

(2)          Mr J.P. Oosterveld was appointed Chairman on June 2, 2006.

(3)          Mr A. Hoevenaars became a member of the Supervisory Board on June 2, 2005.

(4)          Mr D.S. Koechlin, Mr J. Witmer and Mr C.E. Thomann were appointed member of the Supervisory Board on June 2, 2006, but have attended meetings since January 2006.

The Company’s Supervisory Board members held the following options at December 31, 2005 and 2006:

Name of Holder	Options held per December 31, 2005	Year of expiration	Exercise Price	Granted 2006	Exercised 2006	Forfeited 2006	Options held per December 31, 2006
			€
J.P. Oosterveld	10,000	2009	8.81	—	—	—	10,000
	10,000	2009	11.55	—	—	—	10,000
S.P. Lance	10,000	2009	8.81	—	—	—	10,000
	10,000	2009	11.55	—	—	—	10,000
P.M. Satow	10,000	2009	11.55	—	—	—	10,000
	22,000	2011	3.49	—	—	—	22,000
	10,000	2011	6.48	—	—	—	10,000
C.E. Wilhelmsson	10,000	2009	11.55	—	—	—	10,000
	10,000	2011	6.48	—	—	—	10,000
A.Hoevenaars	5,000	2009	8.81	—	—	—	5,000
	10,000	2009	11.55	—	—	—	10,000
Totals	117,000			—	—	—	117,000

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Crucell’s Supervisory Board members held the following shares in the Company per December 31, 2006:

Name of holder	Ordinary shares held per December 31, 2006	% of total ordinary shares
J.P. Oosterveld	4,500	0.01
A. Hoevenaars	2,500	—
S.P. Lance	—	—
P.M. Satow	58,800	0.09
C.E. Wilhelmsson	2,500	—
D.S. Koechlin	3,841	0.01
J Witmer	15,910	0.02
C.E. Thomann	3,751	0.01
	91,802	0.14

Pursuant to Dutch law, each member of Crucell’s Supervisory Board and Management Board is responsible to the Company for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of Crucell’s Supervisory Board or Crucell’s Management Board. The Company’s Articles of Association provide that Crucell’s Management Board members and Crucell’s Supervisory Board members are discharged from liability for their actions as board members, if Crucell’s general meeting of shareholders adopts a resolution to that effect.

This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to the Company’s general meeting of shareholders.

Mandatory provisions of Dutch law may limit this discharge of liability, for example in the case of bankruptcy. Under Dutch law, the Company’s Supervisory Board members and members of the Company’s Management Board generally cannot be held personally liable for decisions made exercising their reasonable business judgement.

The Company’s Articles of Association provide that the Company shall generally indemnify any person who is or was a member of the Company’s Supervisory Board or of the Company’s Management Board or one of the Group’s employees, officers or agents, and suffers any loss as a result of any action in connection with their service to the Group, provided they acted in good faith in carrying out their duties.

This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of his or her duties to the Group. A court in which an action is brought, may however determine that indemnification is appropriate nonetheless.

5.24 Financial instruments

Financial risk management

The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk and credit risk.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Foreign currency risk

The Group has significant transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the functional currency of the Group. The majority of the of the Group’s purchases and sales are denominated in currencies other than Euro, the functional currency of the Group. Movements in the US Dollar/Euro exchange rates can significantly affect the results of the Group as there are significant purchases and sales in US Dollar.

As a result of significant operations in Switzerland and Korea movements in the Swiss Franc and the Korean Won compared to the Euro can also affect the Group’s balance sheet and income statement significantly as the balance sheet and the income statement of the Swiss and Korean subsidiaries are translated into Euro, the functional currency of the Group.

In principle the Group does not engage in derivative transactions to hedge its currency exposure. The Group is currently in the process of determining the most optimal manner of mitigating the effects of its structural currency exposures. The Group did not apply formal hedge accounting in 2006.

Prior to SBL’s acquisition by the Company, SBL had engaged in four forward exchange contracts to hedge its currency exposure. At December 31, 2006, the Group continued to hold these exchange contracts. The terms of these contracts are as follows:

	Expiry date	Exchange rate	Fair value in Euros
Forward contracts to hedge expected future sales
Sell
€ 1,000	February 20, 2007	SEK/€ 9,181	€1,016
€ 1,000	February 28, 2007	SEK/€ 9,220	€1,021
€ 1,000	April 10, 2007	SEK/€ 9,311	€1,031
Forward contracts to hedge expected future purchases
Buy
CHF 500	March 5, 2007	SEK/CHF 5,719	€317

The total fair value of the forward exchange contracts as per December 31, 2006 amounts to € 57. The Group did not have any additional derivative financial instruments as per December 31, 2006.

Interest rate risk

The Group runs risks as a result of changes in the market interest rates compared to loans with fixed rates. The Group has several loans with fixed interest rates, which total € 46,413. Details on the interest rates and maturity of these loans are provided in note 5.20.

In addition the Group has cash balances for an amount of € 172,200 of which € 14,396 is restricted. (2005: € 111,700 of which € 13,322 is restricted.) There are no other receivables that generate interest.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Credit risk

Credit risk represents the risk of financial loss caused by default of the counter party. The principal financial assets of the Group are cash and cash equivalents, short-term deposits, trade and other receivables and securities available for sale. These assets represent the Group’s maximum exposure to credit risk in relation to financial assets. The Group’s credit risk is primarily attributable to its trade and other receivables. The Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis. Allowances are recognized for receivable balances deemed uncollectible upon identification.

The credit risk on cash and cash equivalents, and short-term deposits is limited because the counter parties are banks with high credit ratings assigned by international credit-rating agencies. The credit risk for the securities available for sale is limited as these stocks are traded in an active market.

Price risk

In addition to currency risks and interest rate risks the Group is exposed to other market price risks in relation to its financial instruments due to changes in the market prices. The Group has no direct influence on this risk. Specifically the investment in Galapagos, which is valued at fair value, is subjected to this risk.

Liquidity risk

Liquidity risk represents the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. The liquidity risk is considered to be limited as the Group has sufficient funding to meet its obligations in the next 12 months. The Group has a total cash balance of € 157,800 as per December 31, 2006 (2005: € 111,700).

Fair values

The fair values of the financial instruments of the Group approximate the carrying amount of the Group’s financial instruments, except for the following:

•       a loan entered into by Berna Biotech Korea Corp. with an amount of € 5,819. The fair value of this loan is estimated to be € 6,082.

•       The total fair value of the forward exchange contracts as per December 31, 2006 amounts to € 57.

The fair values of the loans have been calculated by discounting the face values with the interest rate of financial instruments with a similar risk profile and term. The fair values of the forward exchange contracts were calculated making use of the spot rate of the underlying exchange rates as per December 31, 2006.

6                    Reconciliation between IFRS to US GAAP

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU, which as applied by the Group. These consolidated financial statements differ in certain significant respects from US GAAP. The principal differences between IFRS and US GAAP are presented below, together with explanations of the

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

adjustments that affect consolidation net loss for each of the last three years in the period ended December 31, 2006 and total shareholders’ equity as of December 31, 2006, 2005 and 2004.

		Year ended December 31
	Note	2006	2005	2004
Loss for the year in accordance with IFRS		€(87,565)	€(15,578)	€(22,826)
Minority interests	a	252	—	—
Share based compensation	b	(510)	(402)	791
Results of investments in associates and joint ventures	c	—	455	704
IPR&D Expense for US GAAP purposes	d	(59,130)	—	—
Reversal of IFRS Impairment on IPR&D, net of tax	d	8,025	—	—
Reversal of IFRS IPR&D Amortization, net of tax	d	523	—	—
Loss for the year in accordance with US GAAP		€(138,405)	€(15,525)	€(21,331)
Loss per share (basic and diluted) under US GAAP		(2.43)	(0.39)	(0.59)

		December 31
	Note	2006	2005	2004
Shareholders’ equity in accordance with IFRS		€497,300	€137,609	€80,659
Minority interests	a	—	—	—
Investments in associates and joint ventures	c	—	—	(2,124)
IPR&D Expense for US GAAP purposes	d	(59,130)	—	—
Reversal of IFRS Impairment on IPR&D, net of tax	d	8,025	—	—
Reversal of IFRS IPR&D Amortization, net of tax	d	523	—	—
Notes receivable from officers and employees	e	(168)	(194)	(224)
Business combinations—purchase price	f	22,853	—	—
Employee benefits, net of tax of € 40	g	2,625	—	—
Cumulative Translation Adjustments	h	1,423	—	—
Shareholders’ equity in accordance with US GAAP		€473,451	€137,415	€78,311

Note a   Minority Interests

In contrast to IFRS, minority interests are deducted in the determination of US GAAP net income and excluded from total equity. The Group purchased Berna Biotech and Rhein Biotech in 2006 resulting in minority interest for a portion of the year. The remaining minority interests of Berna Biotech and Rhein Biotech N.V. were purchased by the Group by the end of 2006; consequently there is no equity adjustment necessary in 2006 or previous years. As a result of the minority interest outstanding for part of fiscal 2006, a reconciling item in the amount of € 252 was recorded in 2006 to adjust net loss for this classification difference. As a result of the purchase of the remaining minority interests during 2006 there is no net difference in the calculation of the minority interests in the consolidated income statement between IFRS and US GAAP.

Note b   Share-Based Compensation

General

For IFRS purposes, share-based compensation is accounted for under the fair value method in accordance with IFRS 2 Share-based Payment.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

For US GAAP purposes, share-based compensation is accounted for under the fair value method in accordance with Statement of Financial Accounting Standard 123 Accounting for Stock-Based Compensation (FAS 123R). The Group values stock options issued based upon the Black-Scholes option pricing model and recognizes this value as an expense over the period in which the options vest.

Difference between US GAAP and IFRS with respect to Non-employees

IFRS 2 clarifies that consultants can be considered persons providing similar services as an employee, resulting in similar accounting treatment of share-based payments as employees. During 2004, 2005 and 2006 the Group entered into several consulting agreements where for IFRS accounting purposes, the consultant is considered a person providing similar services as an employee.

Stock compensation expense for options granted to non-employees has been determined in accordance with FAS 123R and Emerging Issues Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, as the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measurable. In accordance with US GAAP these consultants are considered to be non-employees and unvested stock options granted to consultants are recorded at fair value, which are re-measured at each reporting date, until a measurement date occurs (as the consultant agreements of the Group do not define a strict performance target, final measurement date is considered to be the contract-end date). An adjustment to decrease net loss is recorded under US GAAP for € 50 as of December 31, 2006, increase net loss for € 47 as of December 31, 2005 and nil change to 2004, to account for this difference.

Difference between IFRS and US GAAP with respect to option accounting method

Prior to 2005, Crucell granted options to employees which are exercisable immediately from date of grant. However, the option plan contains profit retribution clauses which apply when an employee leaves. Under IFRS and US GAAP the option plan is treated as an option plan with graded vesting periods. As of 2005 the Group grants options that vest straight line over a period of 4 years.

Graded vesting under IFRS is to be accounted for using the accelerated method for share-based compensation. In certain circumstances under US GAAP a choice can be made to recognize share-based compensation in accordance with the accelerated method or straight-line method. Crucell’s accounting policy under US GAAP for the prior option plans is the straight-line method. Therefore, there is a difference between the expenses recorded under the straight line versus the accelerated method for these options. An adjustment to increase net loss is recorded under US GAAP for € 560, € 355 and € 791 for the periods ended December 31, 2006, 2005 and 2004, respectively, to account for this difference.

Note c   Results Investments associates and joint ventures

In accordance with IFRS, prior to the Initial Public Offering (IPO) of Galapagos  in 2005 the Company’s investment in Galapagos was considered an “associate”. IAS 28 Investments in Associates (IAS 28) clarifies that investments in associates over which the investor has significant influence must be accounted for using the equity method. Contrary to US GAAP, which requires the investment to be carried at cost less its proportionate portion Galapagos losses with a minimum of nil, the investment in Galapagos should be reported using the net asset value of Galapagos, with a minimum of nil (as Crucell has no obligation to fund the incurred losses of the investment). As a result under IFRS dilution gains

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

resulting from capital increases of Galapagos resulted in gains for Crucell in the amounts of € 455 and € 704 in the years ended December 31, 2005 and 2004, respectively.

As the Group’s shareholding decreased to 11.7%, due to the IPO of Galapagos, the Group ceased to have significant influence. IAS 28 states that an investor shall discontinue the use of the equity method from the date that it ceases to have significant influence over an associate and shall account for the investment in accordance with IAS 39 from that date.

Under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) the shareholding in Galapagos is classified as “available for sale”. A gain or loss on an available-for-sale financial asset shall be recognized directly in equity, through the statement of changes in equity, except for impairment losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity shall be recognized in profit or loss. Dividends on an available-for-sale equity instrument is recognized in profit or loss when the entity’s right to receive payment is established. As of the date of dilution, the investment had a carrying value of € 1.7 million, resulting in an unrealized gain of € 9.6 million in accordance with IFRS. For US GAAP purposes, as of the date of dilution the investment had a carrying value of nil resulting in an unrealised gain of € 11.3 million. The current accounting treatment under IFRS is in line with the US GAAP accounting treatment as the investment is carried at fair value, hence there is no difference for 2006.

Note d   Acquired In-Process Research and Development Expense

Under IFRS in accordance with IAS 38 Intangible Assets, acquired in-process research and development (“IPR&D”) projects are capitalized as intangible assets at fair value, with annual impairment tested and subsequent amortization when the product receives market authorization. Further, under IFRS, deferred tax is provided for IPR&D assets acquired in a business combination. For US GAAP purposes, in accordance with FAS 141 Business Combinations (FAS 141), such projects are expensed immediately following the acquisition as the feasibility of the acquired research and development project has not been fully tested and the technology has no alternative future use. US GAAP does not provide for deferred tax on these assets, resulting in an adjustment to deferred tax and goodwill. The differences in the treatment in IPR&D resulted in the following reconciling items in the net loss and shareholder’s equity reconciliations:

Year ended December 31, 2006
IPR&D Expense for US GAAP purposes	€(59,130)
Reversal of IFRS Impairment on IPR&D	8,025
Reversal of IFRS IPR&D Amortization	523
Total	€(50,582)

Note e   Notes Receivables from Employees

Under IFRS, director loans issued for financing options are presented as non-current assets. US GAAP requires director loans issued for financing options to be presented as part of shareholders’ equity. An adjustment to equity of € 168, € 194 and € 224 as of December 31, 2006, 2005 and 2004, respectively, was recorded under US GAAP to properly classify these loans.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Note f   Business Combinations

For financial reporting purposes, the cost of acquiring a business is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition for both IFRS and US GAAP. Any excess of purchase cost over the fair values of the acquired net assets is reported as goodwill.

Under IFRS in accordance with IFRS 3 Business Combinations, the date of exchange, which is when the acquirer effectively obtains control of the acquiree, is used as the measurement date for determining the fair value of shares given as consideration in a business combination. Under US GAAP and FAS 141 the announcement date (or the average of dates within a certain range) is used as the measurement date when securities are issued to purchase the acquiree. As a result, there is a difference in the purchase price to be allocated to the acquired entities under IFRS and US GAAP. The purchase price adjustment between IFRS and US GAAP is due to different dates used to value the Crucell securities issued for the acquisitions of Berna Biotech and acquisition of the remaining Rhein Biotech shares totaling € 22.9 million. This difference directly effects goodwill on the balance sheet.

Under US GAAP the impairment test for intangible assets subject to amortization is conducted in two steps. The first step is to compare the carrying amount to undiscounted cash flows. If the carrying amount is higher than the sum of the undiscounted cash flows, the second step is to calculate the impairment based on discounted cash flows expected from the use and eventual disposition of the asset. For intangible assets not subject to amortization, the impairment test consists of a comparison of the fair value of intangible asset to its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equity to that excess.

Under US GAAP goodwill is tested for impairment annually. The impairment test is also comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the reporting unit’s fair value of all assets and liabilities, including goodwill, to their carrying amounts. If the carrying amount exceeds the fair value of the reporting unit, a second step if performed, which compares the implied fair value to the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

No differences in impairment of goodwill between IFRS and US GAAP were noted by the Group.

Note g   Employee Benefits

Pension Assets and Liabilities Fair Value Adjustments Included in Equity

The difference recorded in other comprehensive income under US GAAP for an amount of € 2.8 million relates to the change in market value on pension assets, which are treated differently under US GAAP.

Under IFRS certain pension assets receive off-balance sheet treatment as the recognized assets are limited to the net total of any cumulative unrecognized net actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan (the “asset ceiling”). In addition the assets of a specific Swiss pension foundation, the “Wellfare foundation” do not qualify for recognition under IFRS.

Under US GAAP, these amounts are required under FAS 87 Employers Accounting for Pensions (FAS 87), FAS 88 Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Plans and for Termination Benefits (FAS 88) and FAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (FAS 158) to be included on the balance sheet. Adjustments related to deferred taxes were also applied in purchase accounting relating to these assets. Due to the difference in accounting for certain assets under US GAAP this resulted in a reduction of goodwill in the purchase price allocation.

Adoption of FAS 158

IFRS (IAS 19, Employee Benefits) allows deferred recognition, in both the income statement and the balance sheet, of changes to the plan assets, plan amendments, changes in the actuarial assumptions used to measure the benefit obligation and experience gains and losses compared to those assumptions. Under US GAAP, these items are all recognized in the balance sheet as they occur, but their recognition in net income is deferred using the corridor method for actuarial gains and losses, and is amortized over expected future service for plan amendments. In addition FAS 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, requires the funded status of the Group’s plans to be recognized in full as an asset or liability in the employer’s balance sheet. Under US GAAP, shareholder’s equity as of December 31, 2006 is lower, and the net benefit liability recorded on the balance sheet is higher by the post-tax amount of actuarial gains and losses and past service costs. See the below reconciliation for the impact of adoption in 2006 of FAS 158. No other differences in the accounting for the pension plans are present between IFRS and US GAAP.

US GAAP equity at December 31, 2006 prior to adoption of FAS 158	€473,595
Adoption of SFAS 158	(184)
Deferred tax on above	40
US GAAP equity after adoption of FAS 158 at December 31, 2006	€473,451

Note h   Differences in Cumulated Translation Adjustment

Due to the differences discussed above, such as the difference in the purchase price of acquisitions and the difference in the treatment of acquired in-process research and development, there are differences in the related cumulated translation adjustment during re-measurement and translation. The differences in cumulative translation adjustments represents differences created as a result of applying US GAAP.

Tax Effect on US GAAP Adjustments

The tax effect on US GAAP adjustments represent the temporary differences created as a result of applying US GAAP. However, as there is a full valuation allowance recorded on the Group’s net deferred tax assets, the results of applying US GAAP does not significantly change the Group’s deferred tax position.

Cash Flow Statement

For IFRS, the Group prepares and reports financial information on its cash flows using the guidance in IAS 7, Cash Flow Statements. Since the information required under IAS 7 is similar to the content and presentation of cash flow information prepared under US GAAP under FASB Statement No. 95, Statement of Cash Flows, Item 17 of SEC Form 20-F does not require additional information, disclosure or a different presentation of cash flow information for the Group.

Notes to the Consolidated Financial Statements
(amounts in thousands of Euro, except per share data) (Continued)

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued FAS 155 Accounting for Certain Hybrid Financial Instruments (FAS 155), an amendment of FASB Statements No. 133 and 140. FAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of FAS 133 for certain beneficial interests. FAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. FAS 155 also provides clarification on specific points related to derivative accounting. FAS 155 is effective for fiscal years beginning after September 15, 2006. The Group does not currently expect FAS 155 to have a material impact on its financial position, results of operations or cash flows.

In July 2006, the FASB issued FAS Interpretation 48 Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109, Accounting for Income Taxes (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 requires that a tax benefit from an uncertain position may only be recognized if it is more likely than not that the position is sustainable based on its technical merits and the amount of the benefit recognized is the largest amount of the tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. The Company will assess all material open positions in all tax jurisdictions as of adoption date and determine the appropriate amount of tax benefits that are recognizable under FIN 48. Any difference between the amounts previously recognized and the benefit at the adoption date will be recorded as an adjustment to retained earnings. FIN 48 is effective for annual periods beginning after December 15, 2006 and the Group plans to adopt as of January 1, 2007. The Group is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the Group’s consolidated financial statements.

In September 2006, the FASB issued FAS 157 Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Group plans to adopt this statement beginning January 1, 2007.

In February 2007, the FASB issued FAS 159 The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). This Statement permits entities to choose, at specified election dates, to measure eligible financial instruments at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in net income at each subsequent reporting date, and upfront costs and fees related to those items would be recognized in net income as incurred and not deferred. The Group is unlikely to elect the Fair Value Option.