Form 20-F/A
period 2005-12-31
CRUCELL NV
filed 2007-12-07
CIK 1126136

As filed with the Securities and Exchange Commission on December 7, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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

Archimedesweg 4-6, 2333 CN Leiden, The Netherlands

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, par value €0.24	Nasdaq Global Market

Securities for which there is a reporting obligation pursuant to Section 12(g) of the Act.

None

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

41,440,613 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Note – checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 3 to Form 20-F is filed solely for the purpose of revising the Exhibit List contained in Part III, Item 19 Exhibits and re-filing Exhibits 4.10 and 4.11 to the annual report on Form 20-F originally filed by Crucell N.V. on June 29, 2006 and subsequently amended on June 20, 2006 and July 6, 2006. The revisions to the Exhibit List are made to clarify the presentation of the list and make clear that Crucell N.V. has requested confidential treatment of certain portions of Exhibits 4.10 and 4.11, which confidential portions have been filed separately with the Securities and Exchange Commission. This Amendment consists of this explanatory note as well as revised versions of the Exhibit List and Exhibits 4.10 and 4.11. It does not amend or delete any other part of the annual report on Form 20-F.

PART III

Item 19. Exhibits

See Exhibit List below.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 3 to its annual report on its behalf.

Crucell N.V.

By:	/s/ RONALD H.P. BRUS	By:	/s/ LEONARD KRUIMER
	Ronald H.P. Brus		Leonard Kruimer
	Chief Executive Officer		Chief Financial Officer

Date: December 7, 2007

EXHIBIT LIST

Exhibit Number	Description

1.1

Deed of Incorporation of the Company (incorporated by reference as Exhibit 3.1 to Crucell N.V.’s amended Registration Statement on Form F-1/A, as filed with the Securities and Exchange Commission on October 24, 2000)

1.2	Amended Articles of Association (incorporated by reference as Exhibit 1.2 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on April 14, 2005)

4.1

Summary and Lease Agreement dated November 18, 1998, between IntroGene B.V. and Amboz B.V. (incorporated by reference as Exhibit 4.1 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2001)

4.2

Summary and Lease Agreement dated November 27, 1997, between IntroGene B.V. and CAM Implants B.V. (incorporated by reference as Exhibit 4.2 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2001)

4.3

Lease Agreement dated July 1, 2002 between Crucell Holland B.V. and Oppenheim Property Services B.V. (English translation) (incorporated by reference as Exhibit 4.3 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on April 18, 2003)

4.4

Collaboration Agreement dated December 18, 2002 by and between Crucell N.V. and Crucell Holland B.V., and DSM Biologics Holding, Inc., DSM Biologics Company, Inc., and DSM Biologics Company, B.V. (English translation) (incorporated by reference as Exhibit 4.4 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on April 18, 2003) †

4.5

Employment Contract dated June 30, 2006 between Crucell Holland B.V. and R.H.P. Brus (incorporated by reference as Exhibit 4.5 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 13, 2007)

4.6

Employment Contract dated June 30, 2006 between Crucell Holland B.V. and Prof. Dr. J. Goudsmit (incorporated by reference as Exhibit 1.2 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 13, 2007)

4.7

Employment Contract dated June 30, 2006 between Crucell Holland B.V. and L. Kruimer (incorporated by reference as Exhibit 1.2 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 13, 2007)

4.8

Collaboration and License Agreement dated December 31, 2003 by and between Crucell Holland B.V. and Aventis Pasteur S.A. (now sanofi pasteur) (incorporated by reference as Exhibit 4.6 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on February 27, 2004)†

Exhibit Number	Description

4.9

Transaction Agreement dated December 1, 2005 by and between Crucell N.V. and Berna Biotech AG (incorporated by reference as Exhibit 4.9 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on June 30, 2006)

4.10	Supply Agreement dated November 12, 2001 and the Letter of Amendment to the same Agreement, dated June 18, 2004 between CSL Limited and Berna Biotech Limited*

4.11	Collaboration Agreement dated April 30, 2001 between Chiron Behring GmbH & Co. and Rhein Biotech N.V. and Green Cross Vaccine Corporation*

4.12

Turn Key Contract dated August 27, 2005, between Crucell Holland B.V. and Pharmaplan International GmbH (incorporated by reference as Exhibit 4.12 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on June 30, 2006)

8.1

List of Subsidiaries of Crucell N.V. (incorporated by reference as Exhibit 8.1 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on June 30, 2006)

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Crucell Code of Ethics (incorporated by reference as Exhibit 99.4 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on February 27, 2004)

Confidential treatment has been granted with respect to portions of the exhibits indicated by a dagger (†). The omitted portions have been filed separately with the Securities and Exchange Commission.

* Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission by Crucell N.V.