Form 20-F/A
period 2006-12-31
CRUCELL NV
filed 2007-12-07
CIK 1126136

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F is filed solely for the purpose of revising the Exhibit List contained in Part III, Item 19 Exhibits of the annual report on Form 20-F filed by Crucell N.V. on June 13, 2007. The revisions to the Exhibit List are made to clarify the presentation of the list and make clear that Crucell N.V. has requested confidential treatment of certain portions of Exhibits 4.10 and 4.11, which confidential portions have been filed separately with the Securities and Exchange Commission. This Amendment consists of this explanatory note as well as the revised Exhibit List. It does not amend or delete any other part of the annual report on Form 20-F.

PART III

Item 19. Exhibits

See Exhibit List below.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

Crucell N.V.

By:	/s/ RONALD H.P. BRUS	By:	/s/ LEONARD KRUIMER
	Ronald H.P. Brus Chief Executive Officer		Leonard Kruimer Chief Financial Officer

Date: December 7, 2007

EXHIBIT LIST

Exhibit Number	Description

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

4.9

Transaction Agreement dated December 1, 2005 by and between Crucell N.V. and Berna Biotech AG (incorporated by reference as Exhibit 4.9 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on June 30, 2006)

4.10

Supply Agreement dated November 12, 2001 and the Letter of Amendment to the same Agreement, dated June 18, 2004 between CSL Limited and Berna Biotech Limited (incorporated by reference as Exhibit 4.10 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on December 7, 2007)*

4.11

Collaboration Agreement dated April 30, 2001 between Chiron Behring GmbH & Co. and Rhein Biotech N.V. and Green Cross Vaccine Corporation (incorporated by reference as Exhibit 4.11 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on December 7, 2007) *

8.1	List of Subsidiaries of Crucell N.V. (incorporated by reference as Exhibit 8.1 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 13, 2007)

12.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Crucell Code of Ethics (incorporated by reference as Exhibit 99.4 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on February 27, 2004)

Confidential treatment has been granted with respect to portions of the exhibits indicated by a dagger (†). The omitted portions have been filed separately with the Securities and Exchange Commission.

* Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission by Crucell N.V.