Form 20-F
period 2007-12-31
CRUCELL NV
filed 2008-05-07
CIK 1126136

As filed with the Securities and Exchange Commission on May 7, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20F

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

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

65,348,796 Ordinary Shares

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP    ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐ Other

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

Indicate by check mark which financial statement item the registrant has elected to follow.  ☒ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes  ☒ No

Crucell 2007
Combating infectious diseases

Annual Report and Form 20-F
www.crucell.com

Mission: Combating infectious diseases

Crucell’s mission is to develop, produce and market vaccines and antibodies that prevent or treat infectious diseases.

For further information visit

www.crucell.com

Shareholders Information

Crucell N.V. is a public limited liability company registered in the Netherlands. Crucell’s shares are listed on the NYSE Euronext (Amsterdam), and the SWX Swiss Exchange (Zurich) stock exchanges and Crucell’s American Depositary Shares (ADSs) are listed on Nasdaq (New York). The shares listed on NYSE Euronext, as well as the ADSs listed on Nasdaq, are traded under ticker symbol CRXL. The shares trade under ticker symbol CRX at the SWX Swiss Exchange. Our website can be found at www.crucell.com.

This publication comprises the full Annual Report that complies with all applicable Dutch regulations for statutory purposes and the Form 20-F for filing with the Securities and Exchange Commission (SEC) in the U.S. Cross-references to Form 20-F are set out on pages 189 to 190.

The Crucell 2007 Annual Report and Form 20-F (hereinafter referred to as the Annual Report) is prepared in English as approved by the General Meeting of Shareholders and expressed in Euro. All amounts set forth in this Annual Report, unless otherwise noted, are in thousands of Euro, except share and option data.

2007 key highlights

•  Strong product sales growth

•  Positive cash flow

•  Solid progress in pipeline

•  Key partnerships

•  Fast-track status granted by FDA for rabies monoclonal antibody cocktail

•  Record monoclonal antibody production yields of 15 grams per liter on PER.C6®

Total revenue and other operating income in 2007

An increase to €213.1m in 2007 compared to €140.9m in 2006.

Gross margin in 2007

Significant improvement from 31% in 2006 to 34% in 2007.

Operating net cash flow in 2007

Turnaround from negative €54.0m in 2006 to €22.2m in 2007.

Crucell Annual Report and Form 20-F 2007

Content

Overview

Crucell at a glance	02
Crucell: a global perspective	04
Performance highlights	06
Message from our CEO	10
Management Committee	12
Report of the Supervisory Board	14

Our Business

Our Products and Research & Development Pipeline	16
Products	18
Research and Development Pipeline	22
Technologies	28

Operational Excellence

Healthy Ambition	32

Management Report

Financial Statements

Consolidated Income Statements	132
Consolidated Balance Sheets	133
Consolidated Statements of Changes in Equity	134
Consolidated Cash flow Statements	135
Notes to the Consolidated Financial Statements	136
Company Financial Statements	174
Notes to the Company Financial Statements	175

Other Information

Other Information	177

Information for Shareholders and Investors	179

Cross-reference to Form 20-F	189

Exhibits	191

01

Overview

Crucell at a glance

Crucell at a glance

Who we are

Crucell is a fully-integrated biopharmaceutical company. We focus on developing, producing and marketing products that combat infectious diseases. We are the largest independent vaccine company in the world.

Strategy

We develop products that address currently unmet medical needs, particularly in the field of infectious diseases. We have a fully-integrated infrastructure for in-house development, production and marketing of vaccines, and we are now leveraging our knowledge in this area to enter the antibodies market. Our competitive edge comes from our proprietary technology platforms, such as PER.C6®, used to produce high-value biotech products in scalable and cost-efficient ways. This combination of markets, knowledge and tools positions us to be a major player in the multi-billion dollar biotech arena.

We are a fully-integrated biopharmaceutical company, focusing on developing, producing and marketing products that combat infectious diseases.

02

Overview

Crucell at a glance

Key partnerships

In addition to our own research and development activities, we have formed strategic partnerships with several leading companies. Through these agreements, our technologies are playing a vital role in the development of a number of vaccine and antibody products. Our strategic partners include:

•  DSM Biologics

•  Novartis

•  MedImmune

•  Merck

•  sanofi pasteur

•  Wyeth

Why infectious diseases?

Infectious diseases currently account for a significant number of human deaths worldwide. The number of infectious outbreaks is increasing for many reasons: higher population density raises potential for exposure to infectious agents; an ageing population is more susceptible to infection; and the volume of global travel boosts the potential for spreading diseases internationally.

Cash and cash equivalents at year-end 2007

Strong cash position to invest in growth.

Revenue growth in 2007

Over 50% growth in revenue and other operating income.

In addition to our own research and development activities, we have formed strategic partnerships with leading companies within the pharmaceutical and biotechnology industry.

Cash flow in 2007

Generated positive cash flow.

03

Overview

Crucell: a global perspective

Crucell: a global perspective

Global facilities

Technology	Research	Development	Manufacturing	Sales & Marketing
Netherlands HQ	Netherlands	Netherlands	Netherlands	Netherlands (Benelux)
Switzerland	Switzerland	Switzerland	Switzerland	Switzerland
U.S.*	U.S.*	Sweden	Korea	Korea
			Sweden	Sweden (Nordic)
			Spain	Spain
Argentina
China
Indonesia
Italy
Vietnam
Canada
U.S.

* PERCIVIA, a Joint Venture with DSM Biologics

We sell our vaccines in 60 countries, which makes us the largest independent vaccine player worldwide.	We license proprietary technologies to the biopharma market.

04

Overview

Crucell: a global perspective

Products

Our vaccine business provides stable and predictable sales and cash flow. We are the largest independent vaccine player, selling our vaccines in 60 countries. Within vaccines we operate in three main markets: paediatric, travel and endemic, and respiratory.

Pipeline

We have a number of programs in various stages of development. Most of these are based on Crucell’s innovative PER.C6® technology.

Technologies

We have five core technologies; of which PER.C6® technology is Crucell’s core proprietary technology. With over 60 commercial licenses issued on PER.C6® technology, Crucell has set new industry standards for the development and industrial-scale manufacturing of vaccines, recombinant proteins including monoclonal antibodies, and gene therapy products.

Products

Paediatric

QuinvaxemTM a vaccine against five important childhood diseases.

Epaxal® Junior an aluminum-free hepatitis A vaccine for children.

Hepavax-Gene® a vaccine against hepatitis B.

MoRu-Viraten® a vaccine against measles and rubella.

	Travel and endemic Epaxal® the only aluminum- free hepatitis A vaccine. Vivotif® the only oral typhoid vaccine. Dukoral® the only oral cholera vaccine.	Respiratory Inflexal®V an influenza vaccine.	Details on: p18

Research & Development Pipeline

• Influenza vaccines, for both seasonal and pandemic flu. • Tuberculosis vaccine • Rabies monoclonal antibody cocktail • Malaria vaccine	• Ebola vaccine • HIV vaccine • Yellow fever vaccine	Details on: p22

Technologies

PER.C6® human designer cell line for the development and large-scale manufacturing of biopharma products. AdVac® used in combination with PER.C6®, to develop recombinant vaccines.

MAbstract® applied for discovery of novel drug targets and identification of human antibodies.

STAR® designed to enhance production yields of recombinant human antibodies and proteins on mammalian cell lines.

		Virosome a vehicle enabling the use of virus antigens in the making of vaccines.	Details on: p28

05

Overview

Performance highlights

Performance highlights

Financials

Total revenues and other operating income

(€ million)

Net cash flow from operating activities

(€ million)

Loss for the period

(€ million)

Cash and cash equivalents at 31 December

(€ million)

06

Overview

Performance highlights

2008 outlook for total revenue and other operating income is 20% growth.

Revenue and other operating income

Revenue and other operating income
(€ millon)

2007 Product sales
(€178 million)

Outlook for 2008

Total revenue and other operating income	20% growth
Margins	Higher
Cash flow from operating activities	Positive

In constant currencies = weighted average EUR/USD rate of 1.38 in 2007.

07

Overview

Performance highlights

Performance highlights continued

Selected financial data

Our consolidated financial statements and company financial statements (hereinafter referred to as the ‘financial statements’), and the notes thereto, as of and for the years ended December 31, 2007, 2006 and 2005 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as endorsed by the European Union (‘EU’) and as issued by the International Accounting Standards Board (‘IASB’). No differences resulted in our financial statements as a result of the preparation in accordance with IFRS as endorsed by the EU and IFRS as issued by IASB as applied to Crucell.

For the years prior to 2006, we prepared our financial statements, as included in form 20-F, in accordance with accounting principles generally accepted in the U.S. (‘US GAAP’), which differs in certain significant respects from, and is not comparable with, IFRS. On December 21, 2007 the SEC approved rule amendments under which Form 20-F as prepared by Foreign Private Issuers (FPIs) will no longer require reconciliation to US GAAP if the financial statements are prepared in accordance with IFRS as issued by the IASB. This rule is applicable for the 2007 financial year. As a result, we do not provide reconciliation to US GAAP.

In May 2006, we published our 2005 Annual Report as required under Dutch law. In the Annual Report we presented our financial statements as of and for the years ended December 31, 2005 and 2004 prepared in accordance with IFRS. The 2004 consolidated financial statements are the first comparative figures that have been prepared in accordance with IFRS.

When we adopted IFRS for the first time, pursuant to IFRS 1, we elected to use one exemption. Business combinations that were recognized before January 1, 2004 were not restated to IAS 22/IFRS 3 ‘Business Combinations’.

The following table shows the selected financial data under IFRS for the years ended December 31, 2004 through 2007.

The selected financial data should be read in conjunction with ‘Operating and Financial Review and Prospects’ and our financial statements and accompanying notes thereto, included elsewhere in this Annual Report.

08

Overview

Performance highlights

The selected financial data should be read in conjunction with ‘Operating and Financial Review and Prospects’ and our financial statements and accompanying notes thereto, included elsewhere in this Annual Report.

IFRS selected financial data

Year ended December 31, (In thousands of Euro, except share data)	2007	2006	2005	2004
Consolidated income statement data: Revenues:
Product sales	177,569	103,918	—	—
License fees	12,211	16,955	20,848	12,429
Service fees	14,006	10,694	11,881	5,712
Total revenues	203,786	131,567	32,729	18,141

Cost of goods sold	(134,884)	(90,489)	(7,156)	(5,644)
Other operating income	9,330	9,356	4,840	4,481
Operating expenses:
Research and development	(63,995)	(67,606)	(34,048)	(23,676)
Selling, general and administrative	(65,621)	(47,199)	(13,689)	(16,819)
Restructuring	—	(3,120)	—	—
Impairment	(171)	(30,416)	—	—
Total operating expenses	(129,787)	(148,341)	(47,737)	(40,495)
Operating loss	(51,555)	(97,907)	(17,324)	(23,517)
Financial income	13,190	13,453	2,332	1,789
Financial expenses	(11,812)	(11,706)	(131)	(394)
Result investments associates and joint ventures	(996)	(1,956)	(455)	(704)
Gain on disposal of non-consolidated companies	2,186	—	—	—
Loss before tax	(48,987)	(98,116)	(15,578)	(22,826)
Income tax	3,040	10,551	—	—
Loss for the year	(45,947)	(87,565)	(15,578)	(22,826)

Net loss per share – basic and diluted	(0.71)	(1,53)	(0.39)	(0.63)
Weighted average shares outstanding – basic and diluted (in thousands)	65,103	57,064	39,852	36,383

Consolidated balance sheet data: Assets:
Cash and cash equivalents	163,248	157,837	111,734	76,711
Total current assets	303,262	317,071	131,038	84,155
Total assets	624,920	653,215	169,737	101,015
Liabilities and shareholders’ equity:
Total shareholders’ equity	437,242	497,300	137,609	80,659
Total non-current liabilities	72,936	65,663	9,380	5,583
Total current liabilities	114,742	90,252	22,748	14,773
Total liabilities and shareholders’ equity	624,920	653,215	169,737	101,015
Number of employees	1,126	1,073	282	210

1    Gross margin = total revenues less cost of goods sold

2    Gross margin % is not comparable prior to 2006, as the company focused on early stage vaccine research, whereas now the company is a fully-integrated biopharmaceutical company with significant produce sales

09

Overview

Message from our CEO

Message from our CEO

Dear fellow shareholder,

Crucell is a rapidly growing biopharmaceutical company with ambitious goals. We aim to create shareholder value by following a clear and convincing strategy for growth.

The progress we have made in 2007 is a clear indication that we are executing on this strategy. Growth is the major theme underlying all our accomplishments; our sales increased by more than 50% compared to 2006. We are selling our products on a global basis using our own distribution network. And we are active in many countries in product and technology development, clinical studies and vaccine production.

Our strong autonomous growth in 2007 was driven by the successful roll-out of QuinvaxemTM in the fourth quarter of 2006, the only fully-liquid pentavalent vaccine that protects against five potentially deadly childhood diseases in one shot. The product makes a significant contribution to children’s vaccination programs in the developing world and is Crucell’s best selling product. QuinvaxemTM has enabled the company to become a major supplier to paediatric vaccination programs worldwide. The significant growth QuinvaxemTM showed in 2007 is expected to continue in 2008.

The rapid pace of our growth is also reflected in the progress of clinical trials, including our rabies monoclonal antibodies, the FluCell development by sanofi pasteur and our progress in tuberculosis trials.

The scalability of our PER.C6® technology had already demonstrated levels of upto 20,000 liters per bio fermentation unit.

Another important milestone was achieved with the PER.C6® technology for the production of monoclonal antibodies and recombinant proteins. Scientists reached a record level titer of 15 g/L at harvest for an antibody product. It demonstrates the power and robustness of the PER.C6® technology and shows the impact it will have to the overall economics of manufacturing biopharmaceuticals.

As Crucell’s Management, we must now rise to the challenge of maintaining the forward momentum and further stimulating the Company’s powers of innovation while at the same time managing available production facilities at optimal capacity and focusing on efficient operations.

We intend to use the expansion into new markets and the sales and marketing potential of the Company as an important driver for future growth. We will strive to have ‘best in class’ marketing and sales capabilities. This approach will allow us to operate quickly and effectively on the international commercial markets.

Overview
Message from our CEO

“As Crucell’s Management, we must now rise to the challenge of maintaining the forward momentum and further stimulating the Company’s powers of innovation while at the same time managing available production facilities at optimal capacity and focusing on efficient operations.”

We are the largest independent player in the vaccine business based on revenue, with sales and other income in 60 countries totalling €213.1 million in 2007.

We generated positive cash flow driven by a positive operating cash from of €22.2m in 2007 compared to a negative €54.0m in 2006.

As we grow further, capturing synergies and rationalization becomes ever more important. Therefore we have nominated Dr. Cees de Jong to join our Management Board. This nomination will be proposed to Crucell’s shareholders at the company’s AGM on May 30, 2008. Cees joined Crucell as Chief Operating Officer in September 2007 and with his focus on operational excellence, he is an integral part of Crucell’s strategy to accelerate growth. A rigorous review of Crucell’s business processes worldwide is currently being conducted and savings of approximately 15% by the end of 2009 are being targeted.

Our Company’s future looks promising, supported by our solid financial position. What we have achieved so far has been feasible due to the efforts and motivation of our employees, which are the Company’s major asset, and to your willingness as shareholders to invest in Crucell, which makes it possible to realize our ambitious goals. We thank you for your continuous support.

Ronald H.P. Brus

President and Chief Executive Officer

Leiden, the Netherlands, May 1, 2008

Overview
Management Committee

1 Ronald Brus President and Chief Executive Officer 2 Leonard Kruimer Chief Financial Officer 3 Cees de Jong Chief Operating Officer 4 Jaap Goudsmit Chief Scientific Officer

Management Committee

Crucell has a two-tiered board structure in which executive and supervisory responsibilities are clearly separated.

The Supervisory Board is comprised of independent, non-executive individuals who are charged with supervising and advising Crucell’s Management Board.

The Management Board, which is a subset of the Management Committee, is responsible for the general affairs and business of the Company and, as such, is responsible for achieving Crucell’s goals, strategy and policy, as well as results.

Dr Ronald Brus (44)*
President and Chief Executive Officer

Dr. Ronald Brus is Crucell’s President and Chief Executive Officer. He has been a member of Crucell’s Management Committee since the Company’s incorporation and was formerly Chief Operating Officer (March 2003 to January 2004) and Chief Business Officer (October 2000 to February 2003). Prior to that, he was Executive Vice President Business Development after joining the Company in 1997. From 1994 to 1996 he was product planning physician at Forest Laboratories in New York and from 1990 to 1994 he was Medical Director for Zambon B.V. He holds a medical degree from the University of Groningen, the Netherlands.

Dr Brus is Chairman of the Management Board.

Leonard Kruimer (49)*
Chief Financial Officer

Mr. Kruimer has been Chief Financial Officer, since he joined Crucell in 1998. He became a member of Crucell’s Management Board in January 2005. Prior to that, he was a consultant at Pepsico and Royal Boskalis Westminster. From 1993 to 1995, he was Managing Director Continental Europe at GE Capital/TIP Europe. He also held senior executive positions at Kwik-Fit Europe and Continental Can Europe; and was a consultant with McKinsey & Co. He started his career at PriceWaterhouse in New York. He holds an MBA from the Harvard Graduate School of Business and an undergraduate degree from the University of Massachusetts. He is a CPA in New York State.

Dr Cees de Jong (46)**
Chief Operating Officer

Dr. Cees de Jong joined Crucell as Chief Operating Officer in September 2007, after working at Quest International in Naarden, the Netherlands, as a member of the Board responsible for the Flavours Division. Prior to Quest, he worked as Managing Director of DSM Anti-infectives. In 1989 he started his career at Gist Brocades, holding a variety of roles in Business Development, Strategy and General Management before the company’s acquisition by DSM in 1998. He holds a medical degree and earned an MBA at the Erasmus University, Rotterdam, the Netherlands.

Overview
Management Committee

5 René Beukema General Counsel and Corporate Secretary 6 Arthur Lahr Chief Strategy Officer and EVP Business Development 7 Björn Sjöstrand Chief Business Officer

Dr Jaap Goudsmit (56)*
Chief Scientific Officer

Dr. Jaap Goudsmit is Crucell’s Chief Scientific Officer and is responsible for all R&D activities. He became a member of Crucell’s Management Board in January 2004. He joined Crucell in 2001 as Senior Vice President Vaccine Research and became a member of Crucell’s Management Committee in July 2002. Prior to that, he held various positions at the Academic Medical Center at the University of Amsterdam and was Chairman of the Research Institute for Infectious Diseases and the Institute for Science Education. Since 1989 he has been a professor at the University of Amsterdam and the Academic Medical Center. He holds a medical degree and a PhD from the University of Amsterdam, the Netherlands.

René Beukema (44)

General Counsel and Corporate Secretary

Mr. Beukema is Crucell’s General Counsel and Corporate Secretary since the Company’s incorporation. He held the same position at IntroGene after joining the company in 1999. From 1994 to 1999, he was Senior Legal Counsel for GE Capital/TIP Europe. From 1991 to 1994, he was Legal Counsel for TNT Express Worldwide N.V. He has a Masters in Law from the University of Amsterdam, the Netherlands.

Arthur Lahr (39)

Chief Strategy Officer and Executive Vice President Business Development

Mr. Arthur Lahr is Crucell’s Chief Strategy Officer and Executive Vice President Business Development. He joined Crucell in April 2001 as Executive Director Business Development and became a member of the Management Committee in January 2004, Executive Vice President in January 2006 and assumed responsibility for European marketing & sales and company strategy in 2006. From 1994 to 2001 he was a consultant with McKinsey & Co. in the Netherlands and New York. Prior to that, he worked at Unilever. He holds a Masters in Business Administration from INSEAD and a Masters in Science in, Applied Physics from the University of Delft, the Netherlands.

Björn Sjöstrand (40)
Chief Business Officer

Mr. Björn Sjöstrand is Chief Business Officer and a member of Crucell’s Management Committee. He was Chief Executive Officer at SBL Vaccines before it was acquired by Crucell in November 2006. He headed the Crucell-SBL integration committee and directed the travel franchise and the Nordic sales force for the Crucell Group. Prior to that, he worked as Vice President Operations & IT at Active Biotech and was a member of the Senior Management Team. He completed a Bachelor of Science degree in Economics and Business Administration at the University of Örebro, Sweden.

He also studied Financial Investment theory and Commercial law at the same university.

   Full details of the Management Committee can be found on page 114.

*       Member of the Management Board.

**      Proposal at 2008 AGM to join the Management Board.

Overview
Report of the Supervisory Board

1 Jan Pieter Oosterveld Chairman 2 Arnold Hoevenaars 3 Dominic Koechlin

Report of the Supervisory Board

Dear shareholder,

The Supervisory Board is pleased to submit to you the combined Annual Report and Form 20-F, including the financial statements of Crucell N.V. for the year ended December 31, 2007, as prepared by the Management Board. Attached to the financial statements is the auditor’s report by Deloitte Accountants B.V., free from any qualification. We adopted the financial statements for the year 2007 and advise the General Meeting of Shareholders to approve these statements and to grant discharge to the Management Board, with respect to its management; and to the Supervisory Board, with respect to its supervision.

The Supervisory Board held seven meetings with the Management Board in 2007, three in the form of conference calls. The meetings were arranged in such a way that on several occasions, the Supervisory Board could meet immediately after the departure of the Management Board. There have also been a number of more informal contacts between Supervisory Directors and the Management Board.

The Supervisory Board was closely involved in all developments affecting the Company in terms of strategy, tactics and operations in financial year 2007. The Board’s meeting schedule not only reflects its commitment to the Company’s affairs, but also to the dynamic way in which the Company is rapidly consolidating its position in the biotech industry. Thanks to the well-documented information provided by and to the frequent discussions with the Management Board, the Supervisory Board was able to acquire a comprehensive perspective on all aspects of the Company’s strategy. Where Supervisory Board approval of proposals was required, it was able to arrive at decisions based on solid facts and coherent arguments.

All Supervisory Board meetings and conference calls were well attended. Regular items on the agenda included the Company’s financial performance, based on quarterly reports, its budget and its business, including the research and development portfolio, intellectual property matters and operational updates. Importantly the Board also discussed the Company’s strategy and its near-; mid- and long-term risks, the current and future strategic objectives, planned acquisitions, our DSM collaboration and the reports from the Audit Committee and the Remuneration Committee. Other significant issues addressed were compliance with Section 404 of the American Sarbanes-Oxley Act of 2002 and related regulations (SOX 404), the ongoing corporate rationalization processes and the progress made in integrating acquired businesses.

The Supervisory Board also discussed its own performance, reviewing its function and its individual members; and the performance of the Management Board and its individual members.

Supervisory Board Committees

In order to make decisions, the Supervisory Board has established an Audit Committee, a Remuneration Committee, a Nomination Committee and a Scientific Committee. For detailed information on the composition and activities of these committees please see ‘Corporate Governance – Supervisory Board’.

In 2007 the Audit Committee met 12 times, five of which were held by conference calls. The Company’s external auditor,

Overview
Report of the Supervisory Board

4 Seán Lance 5 Phillip Satow 6 Claes Wilhelmsson

Deloitte, routinely attended these meetings, in particular where the annual accounts, the auditor’s report and the quarterly results were discussed.

The Nomination Committee consists of the full Supervisory Board and, as such, has met four times during the 2007 fiscal year to discuss the Supervisory Board’s composition and functioning. The Scientific Advisory Committee held two meetings with R&D management to discuss issues around protein production and various infectious diseases. They also covered R&D budgets and organizational matters.

The chairman of the Supervisory Board and the chairman of the Audit Committee met with the Dutch Workers Council once. During that meeting, the Company reorganization and strategy were discussed.

The Remuneration Committee met four times to set collective milestones and objectives for 2007; to approve and ratify option grants and to discuss the remuneration policy for second and third tiers of management. The Remuneration Committee and the Supervisory Board operate within the framework of the remuneration policy for the Management Board, which was adopted by the Annual General Meeting of Shareholders in June 2006 and remains unchanged. The remuneration of the Management Board members is determined by the Supervisory Board, based on a proposal by the Remuneration Committee. It conforms to market practice and is aimed at attracting qualified and expert management with the skills required to run a publicly listed company active in the biotechnology industry.

The remuneration of members of the Supervisory Board complies with almost all aspects of the provisions of the Dutch Corporate Governance Code. The exceptions are where it conforms more closely with customary practice in the biotechnology industry worldwide. These exemptions are disclosed in the section ‘Corporate Governance – Exceptions to Compliance with the Code’.

The compensation of all Supervisory Board members consists of a fixed fee in cash and an annual share grant. Instead of the share grant, a Supervisory Board member may instead choose to receive a cash amount equalling the value of the share grant minus a discount.

The remuneration of the Supervisory Board is further detailed in note 5.23 in our financial statements. The remuneration policy can be found on Crucell’s website (www.crucell.com), which is not incorporated by reference herein.

Due to the resignations of Claude Thomann and Juerg Witmer in 2007, two vacancies have arisen in the Supervisory Board. The Nomination Committee initiated a global search to fill these vacancies. As a result, and after careful consideration, the Supervisory Board is pleased to nominate Steve Davis to the Supervisory Board and proposes to have him appointed during the Company’s Annual General Meeting of Shareholders on May 30, 2008.

External auditors

Deloitte Accountants B.V. have been Crucell’s external auditors since 2006. The performance of Deloitte will be evaluated by the Audit Committee, which will present its findings to the full Board.

The members of the Supervisory Board would like to thank the Management Board, the Management Committee, senior management and all employees for their devotion, their motivation and their loyalty in a year in which we continued to show significant growth and took further strides toward realizing Crucell’s ambitious aspirations.

Finally we would like to thank our shareholders for their continued support.

Jan P. Oosterveld

Chairman of the Supervisory Board
Leiden, the Netherlands, May 1, 2008

Our Business
Our Products and Research & Development Pipeline

Our Products and Research & Development Pipeline

Our Business
Our Products and Research & Development Pipeline

Products and R&D Pipeline	Development stage
	Pre-clinic	Phase 1	Phase 2	Phase 3	Marketed
Quinvaxem™
Hepavax-Gene®
MoRu-Viraten®
Epaxal® Junior
Epaxal®
Vivotif®
Dukoral®
Inflexal®V
Flavimum®
Influenza seasonal
H9N2*
Rabies antibody cocktail
Malaria
Tuberculosis
Ebola
H7N1/Flupan*
Factor VL/C
HIV
H5N1 Avian antibodies*

* pandemic influenza

Our Business
Products

Products

We focus on developing and marketing vaccines and antibodies against a range of infectious diseases. Vaccines play a vital role in protecting against these diseases and have contributed significantly to the improvement of global public health in the twentieth century. In this section you will find information about our key marketed products.

Our Business

Products

Our Business

Products

Market area	Product	Comment
Paediatric	Quinvaxem™	Fully liquid vaccine for protection against five childhood diseases
	Epaxal® Junior	Low dosage unique aluminum-free hepatitis A vaccine (0.25ml)
	Hepavax-Gene®	Recombinant hepatitis B vaccine
	MoRu-Viraten®	Vaccine for protection against measles and rubella (all age groups)
Travel and endemic	Epaxal®	Unique aluminum-free hepatitis A vaccine
	Vivotif®	Unique oral typhoid vaccine
	Dukoral®	Internationally licensed oral vaccine against cholera (and ETEC)
Respiratory	Inflexal® V	Virosomal adjuvanted influenza (all age groups)

Products

Our three market areas:

Prior to 2006, our main focus was the development of technology to support the research, development and manufacture of biotech products. The acquisitions of Berna Biotech, Berna Product Corporation and SBL Vaccines in 2006 expanded our capabilities, creating a fully-integrated biopharma company. Berna Biotech, Berna Product Corporation and SBL Vaccines were selling approximately 30 products worldwide. We divested and rationalized the portfolio focusing on those with higher margins and growth potential. As a result, we now have a product portfolio with three distinct focus areas:

•  Paediatric

•  Travel and endemic

•  Respiratory

Our products represent an untapped source of growth. We are focusing on four activities in order to unlock this growth potential:

Life cycle management

Prolong sales through life-cycle management. For example, we are seeking to add another antigen to our pentavalent vaccine, Quinvaxem™, to create a novel vaccine and combine our travel vaccines.

Untapped markets

While we sell in about 60 countries, most of our prime sellers are, for example, not sold in the U.S. For selected products we will go after untapped markets.

Segmentation

Segment the products, focusing on those with higher margins. As noted above, we are already segmenting our products on a geographical basis. However, we also segment our products by creating variations of a vaccine that target a particular market, as we did with Epaxal® by introducing Epaxal® Junior aimed at the paediatric market.

Sales and Marketing

In order to increase penetration, we are also focusing on sales and marketing. Our efforts relating to increasing the penetration of Dukoral® are an example of this type of activity.

Our Business

Products

Growth of Quinvaxem™

Tremendous endemic reach

Quinvaxem™
vaccines sold

(Doses in million units)

Quinvaxem™

One of the World Health Organization’s (WHO) prime goals is the reduction of child mortality. The contribution of immunization towards meeting this goal is indisputable, and Crucell’s Quinvaxem™ is the only fully liquid pentavalent vaccine that has been approved by the WHO (as shown above).

Quinvaxem™, first launched in 2006, combines antigens for protection against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b – one of the leading causes of bacterial meningitis in children.

Initial indications are that the majority of markets prefer a fully liquid vaccine due to the ease of use. Quinvaxem™ gives them that option. Sales for 2008 are expected to far exceed 2007 levels (the chart, left, shows the number of doses sold in 2006 and 2007).

Quinvaxem™ was co-developed with Novartis (Chiron Corporation) which provides four of the five components as bulk. We produce the vaccine at our Korean facilities.

Epaxal®

Epaxal® is the only aluminum-free hepatitis A vaccine on the market. The absence of aluminum reduces the pain caused on administration, offering significant advantages in terms of tolerability. This makes it particularly well suited to the paediatric market. Early 2008 we launched Epaxal® Junior to exploit that opportunity – a good example of our segmentation strategy. Epaxal® induces protective antibody levels within 10 days of primary vaccination and provides seroprotection for at least 20 years following the second (booster) dose. It can be fitted into the regular immunization schedule for babies.

Dukoral®

Dukoral® is a drinkable vaccine with a documented protective effect against diarrhoea caused by cholera, as well as traveler’s diarrhea. The vaccine stimulates a protective immune response in the gut and has a demonstrated protective efficacy against cholera of approximately 85%.

Dukoral® is very well known in Scandinavia. In Sweden, for example, there are estimated to be around 1.2 million travelers a year; 37% of them seek advice relating to traveler’s diarrhea. Of these, 90% use Dukoral®. However, the number of travelers seeking advice, as well as the percentage using Dukoral®, in other countries is much lower. As a result, we are relaunching Dukoral® in continental Europe in order to develop this untapped market.

Our Business

Research & Development Pipeline

Research & Development Pipeline

Our research efforts today are focusing on developing vaccines and antibodies that address unmet medical needs and infectious diseases. Our research efforts are bolstered by our range of technologies, which play a critical role in our development programs. The following pages discuss key developments relating to our discovery programs, as well as providing key areas of focus.

Our Business

Research & Development Pipeline

Research & Development Pipeline
Rabies monoclonal antibody cocktail
Yellow fever
Seasonal
Influenza
Pandemic
Tuberculosis
HIV
Ebola
Malaria

Our Business

Research & Development Pipeline

Product pipeline          Development stage

Product	Pre-clinic	Phase 1	Phase 2	Phase 3	Comment
Flavimum®					Yellow Fever vaccine
Influenza seasonal					Developed by sanofi pasteur using PER.C6®; planned submission in 2010
H9N2*					Trial completed; findings expected first half 2008
Rabies antibody cocktail					Partnered with sanofi pasteur; Phase II U.S. trial to started 1H 2008
Malaria					Phase I trial in U.S. on two sites; initial findings expected in 2008
Tuberculosis					Partnered with Aeras; well tolerated, high response to TB antigens
Ebola					Partnered with VRC; initial indication suggests safety & immunogenicity
H7N1/Flupan*					Developed by sanofi pasteur using PER.C6®
Factor VL/C					Blood coagulation Factor V
HIV					Partnered with Harvard; Phase I trial started in Q1 2008
H5N1 Avian antibodies*					Results demonstrating potential pandemic preparedness

* pandemic influenza

Multiple products in a focused pipeline

As part of our product development program, we investigate many different product candidates.

Our discovery programs include a number of potential products that are in an early stage of development. The decision to pursue development of these products and add them to our product pipeline is dependent on stringent evaluation and selection.

Key developments relating to our pipeline over the year:

•  The seasonal flu vaccine being developed with sanofi pasteur using our PER.C6® technology entered into Phase II clinical trials.

•  Rabies monoclonal antibody cocktail was granted Fast Track status by the U.S. Food and Drug Administration (FDA).

•  Preliminary data from Phase I AdVac/PER.C6® technology based tuberculosis trial in South Africa indicates highest immune responses ever.

•  We discovered human monoclonal antibodies for the treatment of the H5N1 pandemic flu virus.

•  We signed an exclusive license and research collaboration agreement with MedImmune in the field of hospital acquired bacterial infections.

Our Business

Research & Development Pipeline

Influenza (seasonal)

Yearly epidemic outbreaks of influenza virus cause high morbidity and mortality rates. During each influenza season, it is estimated that about 10 to 20% of humans worldwide contract flu, and an average of 3 to 5 million people suffer severe illness. About 250,000 to 500,000 people die each year from complications associated with flu.

Sanofi pasteur is developing an epidemic (or seasonal) influenza vaccine (FluCell), based on our proprietary PER.C6® technology. PER.C6® offers advantages in terms of safety and industrial-scale production. Sanofi pasteur has the worldwide rights to develop, manufacture and commercialize PER.C6® technology-based influenza vaccine, with the exception of Japan. In return we are entitled to a royalty based on their sales.

H5N1 Avian antibodies (pandemic influenza)

There is a growing fear within the medical community concerning the potential re-occurrence of a pandemic influenza outbreak, similar to the 1918 ‘Spanish flu’ pandemic. A pandemic can start when a new influenza virus subtype emerges that meets three conditions: it infects humans causing serious illness; it spreads easily; and there is sustained human-to-human transmission of the virus.

We have discovered the first human monoclonal antibodies for the prevention and treatment of avian flu. The antibodies provide immediate protection and neutralize a broad range of H5N1 strains in pre-clinical models and may, therefore, provide a powerful tool in pandemic preparedness.

The H5N1 virus meets the first two conditions, and the risk that the virus acquires the third capability will persist as long as opportunities for human infections occur.

Our Business

Research & Development Pipeline

Tuberculosis

Tuberculosis is the world’s second deadliest infectious disease, with over 9 million new cases diagnosed in 2006. According to the World Health Organization (WHO), an estimated 1.7 million people died from tuberculosis in 2006. The current tuberculosis vaccine, developed over 85 years ago, reduces the risk of sever forms of tuberculosis in early childhood, but is not very effective in preventing pulmonary tuberculosis in adolescents and adults – the population with the highest rates of tuberculosis disease. In addition, extensively drug- resistant tuberculosis (XDR-TB) is hampering treatment and control efforts (see map above).

In collaboration with the Aeras Global Tuberculosis Vaccine Foundation, we are developing a recombinant tuberculosis vaccine based on our AdVac® vaccine technology and our PER.C6® manufacturing technology. Currently a series of three Phase I trials are taking place, with the first two studies indicating very promising results.

“Preliminary data show highest CD8 immune responses ever in a tuberculosis vaccine study.”

Our Business

Research & Development Pipeline

Rabies Monoclonal Antibody Cocktail

Rabies is prevalent in all the continental regions of Europe, Asia, America and Africa. Globally, approximately 10 million people a year are treated after exposure to rabies. Some 40,000 to 70,000 people are thought to die of the disease each year, mainly in Africa, China and India.

Using MAbstract® and PER.C6® technology, we discovered a human monoclonal antibody cocktail for the post-exposure treatment of rabies in collaboration with the Thomas Jefferson University (TJU) in Philadelphia and the U.S. Centers for Disease Control and Prevention (CDC) in Atlanta, U.S.

During the year we signed an exclusive collaboration commercialization agreement with sanofi pasteur for the development of the rabies monoclonal antibody cocktail. Due to promising Phase I results, the FDA Department of Health and Human Services has granted a Fast Track designation, which paves the way for faster development and regulatory review of the candidate product.

“We signed an exclusive collaboration with sanofi pasteur for our rabies monoclonal antibody cocktail where we received €10 million upfront and are eligible for milestones up to €66.5 million”

Our Business

Technologies

Technologies

Our strong product portfolio is supported through a range of patented technologies. Our cutting-edge technology platforms enable the discovery, development and production of vaccines, therapeutic proteins and gene therapy products.

Our Business
Technologies

AdVac®
PER.C6®
5
Core technologies
STAR®
MAbstract®
Virosome

Crucell Annual Report and Form 20-F 2007

Our Business

Technologies

What is PER.C6®?

PER.C6® is a human designer cell line for the development and large-scale manufacturing of biopharma products. In areas where we do not aim to develop our own products, we license the technology to the biopharmaceutical industry. Currently over 60 companies and organizations have selected our PER.C6® technology to develop their own products across a wide range of therapeutic areas.

PER.C6®: adaptable

Any manufacture of biopharmaceuticals has to take account of rapidly changing factors, such as rising volume demands and more stringent safety requirements. These shifts are a major challenge to conventional manufacturing platforms that have not adapted or become sufficiently flexible to cope with such changes. Our PER.C6® production cell line, however, is designed to meet these demands.

Our other core technologies:
AdVac®	Technology, used in combination with PER.C6®, to develop recombinant vaccines
MAbstract®	Applied for discovery of novel drug targets and identification of human antibodies
STAR®	Designed to enhance production yields of recombinant human antibodies and proteins on mammalian cell lines
Virosome	A vehicle enabling the use of virus antigens in the making of vaccinations

Our Business
Technologies

PER.C6®: well protected

Our PER.C6® technology is protected by numerous patents. In addition, in order to benefit from our proprietary technology, potential customers not only need our know-how, but also our PER.C6® cells, which are only available from us under agreement. These agreements put certain restrictions on further dissemination and use of the PER.C6® cells. This combination of protections – patented know-how and the need to have access to the actual PER.C6® cells results in the PER.C6® technology being the best protected human cell technology in the world.

PER.C6® for protein and antibody production

We have a collaboration with DSM Biologics for the application of PER.C6® for proteins and antibodies. Together with DSM we license PER.C6® for proteins and antibodies as well as invest in further innovation of PER.C6®.

Working alongside DSM Biologics on the PER.C6® manufacturing platform, we believe that there is further potential to reduce the production costs of monoclonal antibodies, whilst increasing yield resulting in more affordable treatments for patients.

In March 2008, we jointly announced that we had achieved a record level titer of 15 grams per liter at harvest for an antibody product using PER.C6® at our PERCIVIA joint venture development center in Massachusetts, U.S.

Operational Excellence
Healthy Ambition

Healthy Ambition

We have transformed our company from one focused on research and licensing to being a fully integrated vaccine business. That is already delivering results: gross margins improved from 31% to 34% in 2007. Our next challenge is to improve operational excellence. Starting in 2008, our Healthy Ambition program will do exactly that by setting a target of 15% cost savings (excluding research and development costs), further improving gross margins.

Operational Excellence
Healthy Ambition

Operational Excellence
Healthy Ambition

Healthy Ambition

As a result of the acquisitions of Berna Biotech, Berna Products Corporation and SBL Vaccines in 2006, our operations expanded considerably. Our workforce grew from just under 300 to well over 1,000 employees and the number of worldwide locations where we operate increased five-fold – an increase in the scale, scope and complexity of the company.

Having integrated these new businesses, it is now appropriate to look at opportunities to improve our operational excellence – an integral part of our strategy for accelerating growth. Our Healthy Ambition program, which includes a rigorous review of our business processes around the world, includes a target to find savings of approximately 15% on the 2007 cost base, excluding research and development.

Three triggers for operational excellence

The growth in workforce, locations and complexity triggers three potential drivers for operational excellence,

•   Capturing synergies relating to both costs and resources.

•   Reducing costs to create a competitive cost position.

•   Funding growth, by creating cash to fund our biotech pipeline.

Phases of the program

Healthy Ambition started in January 2008, and consists of three initial phases prior to being rolled out in the second half of our 2008 financial year. Accordingly, while there will be some savings coming through during the second half of 2008, the bulk of the savings will not be realized until 2009.

Operational Excellence
Healthy Ambition

Healthy Ambition: preliminary findings

•         A detailed analysis of our procurement processes and spending found that our spendbase is fragmented and therefore under-leveraged. As a result, there is significant potential for cost reduction.

•         Additionally, we have assessed our true ‘cost-to-serve’. We have found that complexity in our product portfolio is a major cost driver. Again, this suggests there is considerable potential to reduce costs.

•         Finally, we have started looking into our business processes. We believe there are opportunities to improve the alignment of, and to centralize, some functions.

“Targeting annual savings of 15% (excluding R&D) by the end of 2009.”

Forward-Looking Statements/Trademarks

Forward-looking statements

This Annual Report contains forward-looking statements. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward looking. Statements containing the words ‘believes’, ‘intends’, ‘expects’, and words of similar meaning are also forward looking. In particular, the following are forward looking in nature: statements with regard to strategy and management objectives; technology and product development efforts; our ability to realize commercially valuable discoveries; our intellectual property portfolio; our ability to develop potential products and technologies suitable for commercialization; the effects of changes or prospective changes in regulation; and trends in results, operations and overall market trends.

These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We describe certain of these risks and uncertainties in the section ‘Risk factors’. We caution not to place undue reliance on these forward-looking statements, which reflect our Management’s view only as of the date of this document.

Trademarks

New trademarks for our products are registered on a worldwide basis. Distribution and agency agreements normally include a clause specifying that, at the termination of the agreement, trademark and product registration rights return to us. We are the owner of over 150 registered trademarks. The most important of these are: CRUCELL®, BERNA®, SBL®, the Berna, SBL and Crucell logos, ChromaGenics®, EPAXAL®, INFLEXAL®, VIVOTIF®, FLAVIMUN®, DUKORAL®, H EPAVAX-GENE®, MoRu-Viraten®, PER.C6®, PER.C6® logo, AdVac®, MAbstract® and STAR®. In addition we hold rights to use certain trademarks that are owned by our partners, such as Quinvaxem™ from Novartis (formerly Chiron). All other trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners. Crucell N.V. and its subsidiaries own a number of additional trademarks, including registered trademarks that are not referenced in this report.

Management Report

Report of the Management Board

Report of the Management Board

Summary of the full year financial results

Total revenue and other operating income for the year ended December 31, 2007 were € 213.1 million, which represents a more than 50% increase over the € 140.9 million in revenues and other operating income reported in 2006. The increase in total revenues is mainly attributable to sales of paediatric and travel vaccines. Total operating expenses amounted to € 129.8 million.  R&D expenses of € 64.0 million reflect continued focus on (pre-) clinical development. Reported loss over 2007 amounted to € 45.9 million.

Cash and cash equivalents at December 31, 2007 amounted € 163.2 million (2006: € 157.8 million).

Geared up for rapid expansion

The 2007 financial year was a pivotal year for our company in which we were cash flow positive for the first time in the history of Crucell. We completed the transformation of a start-up company, geared exclusively towards developing technologies and biotech products, into a fully integrated biopharmaceutical company. Our global organization now covers the entire range from laboratory to sales, from product and process development to production and distribution, and from vaccines to antibodies.

Crucell’s strategic focus remains firmly on fighting infectious diseases through the development, manufacturing and sales of innovative vaccines and antibodies. Infectious diseases represent a major health burden and their impact will increase due to trends such as climate change, globalization, and ageing.

An integral part of Crucell’s strategy to accelerate growth, is a clear focus on achieving operational excellence. A rigorous review of Crucell’s business processes worldwide is being conducted and, excluding R&D, savings of approximately 15% on the 2007 cost base are being targeted.

Rationalization is one other aspect of Crucell’s ‘Healthy Ambition’ program, which is implemented throughout the global organization in order to further strengthen the overall competitiveness of the company. Cash generated by streamlining business processes and making full use of synergies within the integrated organization will fuel further R&D in targeted areas, thereby enhancing Crucell’s ability to significantly improve human health.

In 2007 strong revenue and margin growth was achieved in the company’s existing vaccines business. Due to the successful roll-out of Quinvaxem in the fourth quarter of 2006, the Company’s pentavalent paediatric vaccine, the sales of this product grew from 6.3 million units in 2006 to 21.3 million units in 2007. For 2008 the Quinvaxem sales are expected to be significantly higher than in 2007.

Significant growth in sales of Crucell’s marketed products comes from substantial opportunities for launching its portfolio of current vaccines in new markets and growing sales in existing markets.

At the same time Crucell enjoys a pipeline of multiple products tailored to address major threats to health and well-being worldwide as well as strong partnerships in vaccine and antibody research. Crucell’s portfolio of unique technologies generates licensing income and is used in Crucell’s in-house R&D and manufacturing.

Crucell’s growth strategy also includes continued investments in R&D to ensure solid progress in clinical development. Both vaccine and antibody research is being focused on combating infectious diseases, with an emphasis on the existing categories of paediatric, travel and respiratory illnesses. High-priority programs showing promising results in clinical trials include vaccines against malaria and tuberculosis, and a monoclonal antibody cocktail against rabies. Furthermore Crucell’s scientists discovered a set of human monoclonal antibodies that provides immediate protection and neutralizes the broadest range of H5N1 strains of avian flu in pre-clinical models.

Management Report

Report of the Management Board

Paediatric vaccines

Crucell is uniquely positioned with its fully liquid 5 in 1 pentavalent vaccine Quinvaxem, which is the only pentavalent, fully liquid vaccine that is approved by the WHO. The advantages are ease of use in handling and administration.

Besides Quinvaxem, Crucell’s sales growth will be driven by the further roll-out of Epaxal Junior. Epaxal Junior is the only aluminium-free Hepatitis A paediatric vaccine available in the market at this moment, showing superior immunogenicity and better local tolerability. Launch in South America will commence in 2008.

Hepavax-Gene is Crucell’s recombinant Hepatitis B vaccine, which is one of the WHO’s pre-qualified vaccines for active immunization against hepatitis B virus.

In the first half of 2007, Crucell’s MoRu-Viraten vaccine for measles/rubella was successfully licensed and its registration was renewed.

Travellers’ vaccines and other programs

Crucell began Phase II studies on our PER.C6 technology based rabies antibody cocktail in March 2008. The U.S. Food and Drug Administration (FDA) has granted this monoclonal antibody cocktail Fast Track status following successful completion of the Phase I clinical trials, which demonstrated that the antibody product is well tolerated, provides the expected immediate passive neutralizing activity and that it can be safely administered in combination with a rabies vaccine without interfering with the vaccine’s ability to induce an active immunity.

The Crucell-Aeras TB vaccine program is focusing on improvement of the only currently available vaccine, Bacillus Calmette-Guérin (BCG), using our PER.C6 and AdVac technologies. We began Phase 1 clinical trials of the AdVac-based tuberculosis vaccine in the fourth quarter of 2006. The Phase I clinical trial, funded and managed by Aeras and conducted in the U.S., indicated that the vaccine candidate is safe in healthy adults. In December 2007 Aeras and Crucell announced the start of a tuberculosis vaccine clinical trial in the U.S. Another trial to examine the immunogenicity and safety will start in 2008.

The research program into the recombinant antibody Factor VL/C has proven to be more challenging than previously anticipated and pre-clinical research provided mixed results and insufficient evidence of the protective benefit of the product as a standalone therapy. Consequently, the research and development expenditure previously earmarked for this program will now be largely re-allocated.

The commercial and market opportunities for the West Nile Virus have proven to be less than originally anticipated. The Phase I trial for a vaccine was completed, demonstrating safety and tolerability. However, the commercial and market opportunities for the West Nile Virus have proven to be less then originally anticipated. Consequently, we have decided to discontinue the program.

Respiratory

Crucell scientists, using MAbstract phage display, discovered human monoclonal antibodies able to neutralize a broad range of H5N1 viruses of avian influenza. When the monoclonal antibody was given in a pre-clinical model, one day prior to infection with the H5N1 virus, it resulted in full protection against infection. Treatment with the antibody up to three days after infection resulted in 100% survival and cure of the disease. These antibodies may therefore provide a powerful tool in pandemic preparedness.

Collaborative research and production of novel vaccines continues to enhance our portfolio, demonstrated by our joint development of a cell culture-based seasonal influenza vaccine (Flucell) with sanofi pasteur, the vaccines division of sanofi-aventis. Our strategic cooperation in this area began in 2003, with sanofi pasteur subsequently receiving a $ 97 million U.S. government contract for clinical development of a PER.C6 technology based vaccine in 2005. Phase II trials utilizing human subjects began in late 2007 concentrating on the safety and immunogenicity of this vaccine. The FLUPAN research project, funded by the European Commission and involving universities as well as sanofi pasteur, has begun a Phase I clinical trial. This will involve a split, inactivated pandemic H7N1 vaccine produced on our PER.C6 technology.

Management Report

Report of the Management Board

Unique technologies for licensing business

In 2007, Crucell secured licensing agreements with Biotecnol SA, Abbott Park, Pfizer Animal Health, ADImmune Corporation, Taiwanese Development Center for Biotechnology, MedImmune, Sartorius Biotech GmbH, Masterclone, LFB Biotechnologies, Invitrogen Corporation, Patrys, Recepta Biopharma S.A., Daiichi Sankyo Ltd., Acambis, Transgene SA, ProFibrix, ISU ABXIS, and Medarex Inc. The company entered into a co-exclusive PER.C6 and AdVac technology license agreement with Wyeth Pharmaceuticals, a division of Wyeth, in July 2007.

In September 2007, Merck & Co., Inc. exercised an option for the exclusive use of Crucell’s PER.C6 technology and an option for access to Crucell’s AdVac vaccine technology in two infectious disease areas. This represents a continuation of the close working relationship between Merck and Crucell, which has involved a number of agreements, including the maintenance of the PER.C6 technology Cell Substrate Biologics master file.

MedImmune and Crucell entered into an exclusive license and research collaboration in October, to further develop and commercialize bacterial antibodies discovered by Crucell primarily for the treatment and prevention of hospital-acquired bacterial infection.

In December 2007, an exclusive collaboration and commercialization agreement was signed with sanofi pasteur, for Crucell’s rabies monoclonal antibodies to be used in association with rabies vaccine for post-exposure prophylaxis against this disease. Crucell received a payment of € 10 million following the execution of the agreement and will be eligible for milestone payments of up to € 66.5 million and additional royalties on products sold.

For further details on licenses and licensees please see ‘Information on the Company – Overview of Licensees and Partners’ in this Annual Report.

Outlook

With our current portfolio of existing products we are well positioned to benefit from the increasingly strong global demand for vaccines. As a consequence, we expect strong sales growth for our existing vaccine products.

We expect the deal flow from our PER.C6 licensing business to increase. We believe that the number of licenses and the revenue flow from the PERCIVIA joint venture will grow steadily in the future. The recent breakthrough that we achieved with our partner DSM Biologics, realizing fermentation yields of more than 15 grams per liter in a perfusion type bioreactor for monoclonal antibodies, gives a positive impulse to growth in our licensing activities.

Our development programs like malaria and tuberculosis will require continued investments in R&D. This investment will progress our development programs in the clinical trials. Furthermore we will continue to invest in discovery programs to progress these into the clinical trial phase.

We focus on overall effectiveness of our global sales network to increase our product sales and sell more third-party products through our sales channels to gain additional revenue.

In the course of 2008, we expect to make further decisions that may impact our income statement, such as setting priorities in our discovery and development programs, and seeking partnerships to accelerate the market introduction of pipeline products with solid market potential. We are not in a position to comment on expected 2008 results other than in global terms:

•        We expect an increase in total revenue and other operating income by 20% in constant currencies(1);

•        We also expect to achieve positive cash flow for the second year running;

•        As we roll out our operational excellence program in 2008 we expect to further improve margins.

We expect revenues and operating income to be phased throughout 2008 like in 2007. Cash flow and working capital are expected to deteriorate in the first half of 2008 due to the seasonality of our business. We build inventory in the first half of the year to sell our products in the second half of the year. We expect the negative cash flow in the first half year to reverse in the final quarter of 2008, to end the year with an overall positive cash flow for the year.

(1) Constant currencies = Weighted average EUR/USD rate of 1.38 in 2007.

Management Report

Information on the Company

Information on the Company

We are a public limited liability company incorporated in Leiden, the Netherlands with the legal and commercial name Crucell N.V., registered under number 28087740. We were incorporated on October 9, 2000, as the holding company for Crucell Holland B.V., formerly called IntroGene B.V., following the combination of IntroGene B.V. and U-BiSys B.V. Our principal executive office is located at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands. Our telephone number is +31 (0)71 519 9100. Our agent in the U.S. is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Business drivers

Our business strategy is based on the following business drivers:

Products

Leveraging presence of our marketed vaccines in public and private markets. We produce and sell established paediatric, respiratory and travel vaccines. We intend to enhance our position in these markets by highlighting the unique features of these products and by providing outstanding customer service in terms of delivery, reliability and quality and by leveraging our worldwide presence in both public and private markets.

Our core portfolio consists of the following products: Quinvaxem, the fully-liquid vaccine for protection against five important childhood diseases; Hepavax-Gene, the recombinant vaccine against hepatitis B; Epaxal, the only aluminium-free hepatitis A vaccine; Vivotif, the only oral anti-typhoid vaccine; Dukoral, the only internationally licensed oral vaccine with documented efficacy against diarrhoea caused by cholera; and Inflexal V, the virosomal adjuvanted influenza vaccine for all age groups. We have manufacturing facilities in the Netherlands, Switzerland, Korea, Spain and Sweden.

Research and Development (R&D) product pipeline with competitive advantage

We believe that each of our selected products either targets unmet medical needs, improves current medications, or is perceived as a marketable product due to predictive study models and/or perceived favourable regulatory conditions. These products are predominantly based on our PER.C6 technology.

In addition, we have various discovery programs to find new vaccine and antibody leads.

Besides our portfolio of well known vaccines, we have a pipeline of new potential vaccines and antibodies. Product pipeline programs include vaccines against yellow fever, influenza, ebola, HIV, malaria, tuberculosis, human monoclonal antibodies against rabies, H5N1 antibodies, pandemic influenza virus. Our R&D activities are concentrated in our headquarters in the Netherlands. Product development is concentrated in our Swiss operations in Bern. Our R&D facilities are located in the Netherlands, Switzerland, Korea and Sweden.

Technologies – ongoing technology licensing program

We have a broad base of excellent technologies with applicability to vaccines, antibodies, other recombinant proteins and gene therapy. Our licensing program provides a source of revenue as well as the potential for future, additional revenue in the form of royalties from products developed by our licensees. In areas where we are not developing our own products, we offer our technologies to the biopharmaceutical industry for the development and production of diverse biopharmaceutical products.

We have developed various proprietary technologies such as PER.C6, AdVac, MAbstract, STAR, our virosomal technology, rCTB as well as our Hansenula polymorpha expression system. We believe our proprietary PER.C6 technology is well suited for the development and large-scale manufacturing of a wide range of biopharmaceuticals including vaccines, monoclonal antibodies, therapeutic proteins and gene therapy products. AdVac is used to develop novel adenoviral-based products. MAbstract can be used to develop human antibodies. Our STAR technology is useful for increasing production output of recombinant antibodies and therapeutic proteins on mammalian cell lines and we have indications that the technology is complementary to our PER.C6 technology.

Management Report

Information on the Company

Products

Overview

Our products are marketed by our own sales force as well as by our distribution partners. Our sales are exposed to seasonal variations, and the majority of our sales are made in the second half of the financial year. This is specifically the case for our influenza vaccines as vaccination programs mainly take place in the second half of the year, but also our travel vaccines are subject to seasonal travel patterns.

Vaccine markets

Our core product portfolio currently consists of six marketed vaccines in three leading segments of the vaccine market: paediatric vaccines, travel vaccines and respiratory vaccines.

Paediatric vaccines

Our core paediatric vaccines are Quinvaxem and Hepavax-Gene.

Quinvaxem

On March 27, 2006 the Korea Food and Drug Administration (KFDA) awarded a licence to Quinvaxem, a fully liquid pentavalent (five-component) vaccine we produce in Korea. Following WHO prequalification in September 2006, Quinvaxem was made available to supranational purchasing organizations. Supranational organizations are major customers for combination vaccines, which are used in large vaccination programs. Quinvaxem combines antigens for protection against five deadly childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b, one of the leading causes of bacterial meningitis in children. It is the first internationally available fully liquid vaccine containing all five of the above antigens to reach the market, offering a clear advantage in terms of convenience of use. Quinvaxem was co-developed with Novartis (formerly Chiron), which provides four of the five components as bulk.

In December 2006 we were awarded contracts totalling over $ 230 million for our Quinvaxem and Hepavax-Gene paediatric vaccines by supranational organizations. The contracts provide for the supply of these vaccines through 2009, with the awarded amount growing over those three years. In addition, a Latin American supranational organization ordered 7 million doses of Quinvaxem, which we will deliver in 2008.

Hepavax-Gene

Hepavax-Gene is a Hansenula polymorpha-based recombinant hepatitis B vaccine. Since its launch in 1996, more than 590 million doses of Hepavax-Gene have been commercially distributed in more than 90 countries, making it the third most used hepatitis B vaccine in the world. A key competitive advantage for Hepavax-Gene is our stable and efficient production system. The vaccine is produced in Korea.

Hepatitis B (‘HBV’) is a viral infection of the liver that causes various complications if left untreated and may even ultimately cause death. Transmission of HBV occurs as a result of the exchange of blood, the exchange of fluids during sexual intercourse, and the exchange of body fluids between an infected mother and a new-born baby during birth.

Market researcher Datamonitor assesses the HBV drugs market at $ 431 million in 2006 across seven major markets and expects the market to nearly triple in size by 2016. Data monitor predicts rapid growth until 2011 that will slow down in the following years as a result of the introduction of generics and the impact of routine HBV vaccination.

The key participants in the HBV market for the developed world are GSK and Merck & Co. Main competitors for sales to supranational organizations are LG, Shanta and SII.

Travel and endemic vaccines

Our core travel vaccines are Epaxal, Vivotif and Dukoral.

Travel vaccines include all vaccine products that protect against diseases which are not native to the region travellers are from but are present in the regions they travel to. Generally, the target population groups for these vaccine products are individuals travelling to endemic and epidemic regions. Our vaccines for hepatitis A, typhoid and cholera are classified as travel vaccines.

Our travel vaccines are also increasingly used in expanded immunization programs. Vaccines used in countries with medium to high endimicity could also be characterized as routine or paediatric vaccination. Furthermore, even in some European countries where endemicity is low, childhood vaccination against Hepatitis A is recommended. Use of vaccines in this manner represents a large potential upside for vaccine manufacturers as these vaccines are not restricted to travel vaccination,

Management Report

Information on the Company

but are also applied in other vaccine markets. Our HAV vaccine Epaxal may be used this way.

Epaxal

Epaxal is the only virosome-adjuvanted vaccine for hepatitis A (HAV). The vaccine has a superior tolerability thanks to the virosomal technology replacing aluminium. The virosome has a unique mechanism of action and mimics the natural process. No aluminium or thiomersal has to be added, resulting in the only bio-degradable HAV vaccine in the world. The vaccine is highly effective, offering protective immunity within a few days following the first dose and, following the second (booster) dose, providing immunity for up to 20 years. The product is currently licensed in more than 40 countries world-wide under the brand names Epaxal and HAVpur and in most of these countries is licensed for adults and children over the age of one year. We currently market Epaxal for HAV in Europe, Latin America and Asia.

The paediatric dose of Epaxal (Epaxal Junior) showed in a Phase III study to be effective in combination with other children’s vaccines, providing immediate and long lasting protection. The product’s registration dossier has been filed with the Swiss Health Authorities and has been approved. The product is currently under registration in selected countries.

HAV is a highly contagious infection that causes acute inflammation of the liver. HAV is generally contracted orally through and is considered the least dangerous form of hepatitis because it does not lead to chronic inflammation of the liver. HAV commonly spreads through improper handling of food, contact with household members, sharing toys at day-care centres, and eating raw shellfish taken from polluted waters.

The key participants in the HAV market are GSK, Merck and sanofi pasteur. In addition, GSK markets Twinrix, a combination vaccine for HAV and HBV, while sanofi pasteur and GSK have introduced combination vaccines for HAV and typhoid fever.

Vivotif

Vivotif is a live attenuated typhoid fever vaccine administered orally. It is the only oral vaccine indicated for use against salmonella typhi, the most prevalent of the typhoid fever-causing bacteria. Vivotif consists of a live strain of salmonella typhi that has been altered so that it stimulates an immune response, but not the disease. The bacteria are enclosed in coated capsules that dissolve in the intestines, releasing the live organism. Vivotif exhibits high tolerability and efficacy. Vivotif has an stablished track-record for safety, having been on the market for over 20 years. The vaccine is indicated for adults and children over the age of five. Vivotif is currently licensed in 44 countries, including the U.S. Recent results suggest that Vivotif may be unique in also protecting against salmonella paratyphi, a similar but milder variant of typhoid.

Typhoid fever is a debilitating and life-threatening illness caused by the bacteria salmonella typhi. Symptoms of typhoid fever include fever, stomach pains, weight loss, loss of appetite, delirium, severe diarrhoea (in children) and constipation (in adults). A similar but generally milder disease is paratyphoid fever, which is caused by any of three serotypes of salmonella paratyphi, A, B and C.

Typhoid fever is transmitted by faecal contamination of food or water, or by person to person contact. Approximately 17 million people worldwide develop typhoid fever each year and approximately 4% of patients with typhoid fever die. The disease is endemic to Africa, Asia (except Japan) and Latin America.

The key participants in the typhoid market are sanofi pasteur and GSK, with their injected vaccine products TyphimVi and Typherix respectively.

Dukoral

Dukoral is an oral vaccine that protects against cholera and the enterotoxigenic Escherichia coli (ETEC) and is registered in more than 50 countries excluding the U.S.. Dukoral is also registered in many of those countries (excluding the European Union and Australia) to protect against ETEC, which is the main cause of travellers’ diarrhoea. The vaccine is indicated for immunisation against disease caused by vibrio cholerae in adults and children from two years of age who will be visiting endemic/epidemic areas. Dukoral acts by inducing antibodies against both the bacterial components and cholera toxin (CTB).

Cholera is an acute, diarrhoeal illness caused by infection of the intestine with the bacterium vibrio cholerae. The infection is often mild or without symptoms, but sometimes it can be severe. Approximately 10% of infected persons have a severe case, characterized by profuse watery diarrhoea, leg cramps and vomiting, resulting in rapid loss of body fluids leading to shock and dehydration. Without treatment, death can occur within hours.

Management Report

Information on the Company

According to the Centers for Disease Control and Prevention cholera has been very rare in industrialized nations for the last 100 years; however, the disease is still common today in other parts of the world, including the Indian subcontinent and sub-Saharan Africa.

There is no other cholera and ETEC combination vaccine in the world except for Dukoral. Regarding the cholera indication there is no competition in the developed world. There are some cholera vaccines produced locally in the developing world.

Respiratory vaccines

Our core respiratory vaccine is Inflexal V.

Inflexal V

Inflexal V is a virosome-adjuvanted influenza vaccine administered by injection. Due to our virosome technology, the vaccine has a high tolerability. In addition, it has a good immunogenicity profile, making it particularly effective with high-risk patients, such as the elderly, in whom the immune response is generally weaker. Inflexal V was originally introduced in 1997 and was successfully registered through the Mutual Recognition procedure in most European markets in October 2001. The vaccine is currently registered in 43 countries.

Influenza, commonly known as ‘flu’, affects large sections of the world’s population each year. The disease is characterized by annual winter outbreaks, which often reach epidemic proportions due to the fact that the virus can mutate quickly, often producing new strains against which human beings do not have immunity. Typical symptoms of flu are usually relatively mild but can become life threatening in vulnerable patient groups, such as the elderly and immunodeficient individuals. In a growing number of countries small children have been added to the list of preferred protection groups. Transmission of the flu virus occurs through airborne particles and, following infection, the incubation period ranges from one to three days.

The influenza vaccine market is one of the fastest growing vaccine markets. Global sales of influenza vaccine are, according to market research (BCC Research) expected to grow from an estimated $ 2.9 billion in 2005 to $ 7.1 billion in 2010, with average annual growth estimated at 20%.

Several factors contribute to the rapid growth of the influenza vaccine market. We expect that the threat of a pandemic of avian flu, the ageing of the population in numerous developed countries, national government-sponsored vaccination programs in many countries, higher awareness of the value of a flu vaccination among the public at large, as well as specific production contracts for vaccines that combat strains of pandemic flu and ongoing activities to increase the preparedness for a flu pandemic will lead to further growth in the seasonal flu vaccine markets.

The key participants in the market are sanofi pasteur, GlaxoSmithKline (GSK), Novartis and Solvay. Fluad, Novartis’ adjuvant flu vaccine, is the main direct competitor of Inflexal V, our influenza product.

Complementary vaccines

Our core vaccines business also includes a range of vaccines for special indications that we offer in our key markets. The company has distribution rights for various vaccines, including Avaxim, Pneumo 23, Stamaril, Gardasil, MMR II, Pentavac and Vaxigrip by sanofi pasteur MSD, Influvac by Solvay Pharma, and Encepur by Novartis’ Vaccines. See also ‘Marketing and sales partners’ in this section.

Protein products

In the field of proteins, the Company entered into two distribution agreements in 2007.

Prolastin

Since April 2007, we act as the exclusive distributor of Talecris’ Prolastin in nine Western European countries. Prolastin is a therapeutic protein, indicated for chronic augmentation therapy of individuals having hereditary deficiency of alpha-1 proteinase inhibitor. Proteinase inhibitor treatments are currently sold across Europe and North America.

Cofact

In November 2007 the Company announced the start of a marketing and distribution agreement with Sanquin, the Dutch Blood Supply Foundation. The Company has the exclusive distribution rights of Cofact-Sanquin’s prothrombin complex of blood factors II, VII, IX and X which is currently in a mutual recognition procedure (MRP) registration, which we expect to be completed in 2009, in a number of Crucell’s key markets including Norway, Sweden, Denmark, Spain and Italy. Crucell will also have a

Management Report

Information on the Company

right of first refusal for China, Korea and a number of Eastern European countries. Cofact is a market leading product in the Netherlands and Belgium with approximately € 10 million in sales annually in these countries alone. Cofact is aimed at promoting blood-clotting for patients treated with anti-coagulants that have bleeding as a result of trauma or urgent surgery, or for prophylacticly treating patients with Factor II, VII and X deficiencies.

Research and Development pipeline

Overview

Our product development programs comprise vaccines against yellow fever, influenza, ebola, HIV, malaria, tuberculosis, human monoclonal antibodies against rabies, H5N1 antibodies, pandemic influenza virus as well as blood coagulation factors.

Overview of our late-stage pipeline

Yellow fever vaccine

Yellow fever is an infectious disease transmitted by mosquitoes, prevalent in tropical regions of Africa and South and Central America. Approximately 200,000 cases and 30,000 fatalities occur each year. Endemic areas have increased over the past 20 years. Also there is a worldwide shortage in the supply of yellow fever vaccines. Since 1963, one of the most reliable vaccines against yellow fever has been produced by the Robert Koch Institute in Berlin. Over 2.5 million doses of the vaccine have been distributed. The vaccine is safe, highly immunogenic and well tolerated. Protection starts from ten days after a single dose and persists for ten years. In 1999 we acquired the rights and know-how for this vaccine from the Robert Koch Institute. Given the successful sales of the MoRu-Viraten vaccine for measles/rubella, to avoid capacity constraints in the production of MoRu-Viraten, we decided to postpone the registration submission of the yellow fever vaccine in Switzerland.

Overview of our early-stage pipeline based on proprietary technologies

Our PER.C6 technology, complemented by our AdVac and MAbstract technologies, drives the development of our product pipeline. We continue to develop our technologies while selecting product leads for further development based on careful product selection criteria that support our long term business objectives. We have in the past and may in the future enter into collaborative and/or strategic alliance arrangements with third parties to co-develop and market products that we may develop.

Our primary focus is the development of a range of novel vaccine and antibody products in the area of infectious diseases. We currently have a number of core potential products we are developing using our core technologies:

Management Report

Information on the Company

•              PER.C6 – An influenza vaccine, in collaboration with sanofi pasteur is being developed using our PER.C6 technology.

•              PER.C6 and AdVac – Our ebola, malaria and TB vaccines candidates are recombinant vaccines based on PER.C6 technology that also use AdVac technologies.

•              PER.C6 and MAbstract – Our candidate rabies and H5N1 antibodies are generated and produced using our PER.C6 and MAbstract technologies.

Of the potential products we have under development, only our yellow fever vaccine does not use our core technologies.

A short description of our main potential products in the early-stage pipeline, and the diseases those products target, follows:

Influenza

Each year approximately 10%-20% of the world’s population contracts influenza and an estimated 250,000 to 500,000 people die annually from influenza-associated complications according to the World Health Organization. As well as these annual epidemics, a major genetic shift in the influenza virus can occasionally lead to a deadly new virus strain to which the human population does not have immunity, resulting in a global pandemic. Concerns currently exist that a new avian influenza strain (H5N1) endemic among birds in Asia, and showing high pathogenicity for humans, could present a genuine pandemic threat.

Influenza vaccines are classically produced on embryonated chicken eggs. Currently, cell culture systems are being developed for more efficient influenza vaccine production based on Madin Darby Canine Kidney (MDCK) cells and VERO cells. In contrast to MDCK and VERO cells, PER.C6 cells grow well in suspension and are easily scalable, permitting the production of cost-efficient vaccines in large quantities. PER.C6 cells possessing the different receptors required for the production of both human strains and the avian strains that may present a pandemic threat can produce all influenza strains.

Sanofi pasteur

In December 2003, we entered into a strategic agreement with sanofi pasteur to further develop and commercialize novel influenza vaccines using our PER.C6 technology. Since the inception of the collaboration, production processes have been under development, with the production of a GMP master cell bank already completed. Currently, we are working to develop a pandemic flu vaccine as well as an interpandemic, or seasonal, flu vaccine under this contract. A Phase II testing of the cell culture-based seasonal influenza vaccine was initiated in the U.S. and started in the fourth quarter of 2007. The Phase II trials, which involve healthy adult volunteers, will focus further on the safety profile and immunogenicity of the cell-based vaccine. Submission is planned for 2010.

H7N1/FLUPAN

A collaborative research project by research institutions, universities and our partner sanofi pasteur, funded by the European Commission, began a Phase I clinical trial for a pandemic flu vaccine with 60 healthy adults in Norway. The trial is the first to assess safety and ability to generate an immune response of a split, inactivated pandemic H7N1 vaccine produced on our PER.C6 cells.

H9N2

We have proprietary virosomal subunit technology which we also license to third parties. In May 2006 we commenced a large clinical trial aimed at assessing the safety, tolerability and immunogenicity of different dosages of H9N2 vaccines formulated as whole virus vaccine, alum-adjuvated whole virus vaccine, and virosomal adjuvanted subunit vaccine in healthy volunteers. In this H9N2 pandemic vaccination study, that has been completed in Q4 2007, all formulations were well tolerated in high dosages. For all vaccine formulations and ages a dose response relation was seen after the first and second dose.

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

Management Report
Information on the Company

The increased incidence of TB is a consequence of the spread of HIV/AIDS, the emergence of multi drug resistant strains of TB and variability in protective efficacy of the only currently available vaccine, Bacillus Calmette-Guérin (BCG). Although the BCG vaccine offers protection against the most serious forms of TB in childhood, its efficacy wanes over a period of 10-15 years after the vaccination. A need for an alternative vaccination approach has emerged in the last two decades.

In March 2004 we announced a new collaboration with the Aeras Global TB Vaccine Foundation on the pre-clinical and clinical development of candidate TB vaccines, called AERAS-402. The Crucell-Aeras TB vaccine program is focusing on improvement of BCG, using our PER.C6 and AdVac technologies. We began Phase 1 clinical trials of the AdVac-based tuberculosis vaccine in the fourth quarter of 2006. The trial is an open-label study that is testing the vaccine in a dose-escalation trial involving 32 healthy volunteers. The trial is funded and managed by Aeras. The main parameters under examination are safety, tolerability and immunogenicity. The Phase I clinical trial indicated that the vaccine candidate is safe in healthy adults. A second study in progress in healthy adults in South Africa appears to be showing safety, tolerability and immunogenicity of AERAS-402.

In December 2007 Aeras and Crucell announced the start of a tuberculosis vaccine clinical trial in the U.S. Crucell will receive up to $ 5 million from Aeras to support the advanced development of the candidate AdVac- and PER.C6 technology based tuberculosis vaccine. Crucell and Aeras also announced the launch of a new Phase I BCG-Ad35 prime boost clinical trial of the AdVac-based tuberculosis vaccine. This trial will be conducted in St. Louis, Missouri, U.S.. The main parameters under examination in the trial will be the immunogenicity and safety of BCG prime followed by two AERAS-402 boost doses administered at three to six month intervals after BCG in healthy adults. The trial will be conducted as double-blind, randomized, placebo- controlled study in 32 healthy adult volunteers.

Ebola

Ebola fever is one of the most lethal viral diseases, with a mortality ranging from 50% to 90% according to the World Health Organization. Ebola outbreaks occur regularly in tropical Africa, affecting both human and great ape populations. To date, approximately 2,000 cases have been reported since the virus was first discovered in 1976. The ebola virus belongs to the group of ‘hemorrhagic fever viruses’, which also includes the highly pathogenic Marburg and Lassa viruses. Ebola virus causes a disease characterized by high fever and massive internal bleeding. Because no vaccine or therapy is presently available, ebola virus is on the Centers for Disease Control (CDC), National Institutes of Allergy and Infectious Diseases (NIAID), and U.S. Department of Defense Category ‘A’ list of bioterror agents. In 2003 the U.S. government announced that once available, an ebola vaccine may be stockpiled as part of its preparedness for bio-terror attacks under Project BioShield, a comprehensive effort to develop and make available modern, effective drugs and vaccines to protect against attack by biological and chemical weapons.

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

In March 2005 we extended the CRADA with the U.S. National Institutes of Health (NIH) and continue to develop this vaccine and will use the ebola vaccine results in the development of Marburg and Lassa vaccines. In addition, we obtained an exclusive license to certain NIH patents to develop and commercialize recombinant vaccines against ebola.

In experiments conducted by the VRC together with the U.S. Army Medical Research Institute of Infectious Diseases (U.S.MRIID) during the first half of 2004, our vaccine candidate confirmed single- dose protection in pre-clinical testing against ebola. What set the results of this trial apart from the earlier successful trial, which established a proof-of-concept, was that the vaccine in this instance was produced on PER.C6 technology. All pre-clinical material was produced at our FDA-compliant production facilities in Leiden.

Management Report
Information on the Company

Phase I clinical testing commenced in the third quarter of 2006. In the randomized, double-blind, placebo-controlled study in 48 healthy volunteers the single-shot vaccine is being tested in a dose-escalation trial. The start of the trial follows the successful completion of the Investigational New Drug (IND) application process required by the Food and Drug Administration (FDA). The Phase I study is being carried out by the VRC at the NIH Clinical Center in Bethesda, Maryland and was ongoing at year-end 2007.

Malaria

Malaria is a life-threatening infectious disease caused by the plasmodium parasite and transmitted from person-to-person through the bite of a female Anopheles mosquito. It is one of today’s top three killers among communicable diseases. The disease currently represents one of the most prevalent infections in tropical and subtropical areas causing severe illness in 300 to 500 million individuals worldwide according to the World Health Organization and causing one to three million deaths every year. Most of these deaths occur among children and pregnant women in the developing world, especially in sub-Saharan Africa. Unfortunately, mortality associated with severe or complicated malaria still exceeds 10-30%. The widespread occurrence and elevated incidence of malaria are a consequence of discontinued malaria control programs and increasing numbers of drug-resistant parasites and insecticide-resistant parasite vectors. Other factors include environmental and climatic changes, civil disturbances and increased mobility of populations. Although the overwhelming majority of morbidity and mortality associated with malaria occur in the developing world, this disease also affects travellers.

Currently there is no commercially available vaccine to protect against malaria. Our candidate malaria vaccine is based on our AdVac technology and produced using our PER.C6 technology. The efficacy of our malaria vaccine candidate was tested in pre-clinical models. The study showed that a single administration of a prototype AdVac vaccine, provided protection against the specific parasite. Since March 2004 we have a collaboration with the National Institute of Allergy and Infectious Diseases (NIAID), part of NIH for the support of the development of our candidate malaria vaccine. In September 2006, we extended the collaboration with the NIAID by signing a clinical trial agreement. The clinical trial started in January 2007 and is a randomized, double-blind, placebo-controlled study that will test the vaccine in a dose-escalation trial involving 96 healthy volunteers. The Phase I trial is funded by NIAID and conducted by researchers at Vanderbilt University, one of NIAID’s Vaccine and Treatment Evaluation Units.

HIV

In August 2005, Crucell along with Harvard Medical School, was awarded a $ 19.2 million grant by U.S. National Institutes of Health (NIH) to develop new adenovirus vector-based vaccines against HIV/AIDS. Having entered into an agreement in early 2004, Crucell and the International AIDS Vaccine Initiative (IAVI) jointly announced November 2004 that they had signed an agreement whereby Crucell would develop AdVac vectors for use in IAVI’s AIDS vaccine development program. The Investigational New Drug Application (IND) for Phase I of the trial with Harvard Medical School (supported by the NIH) has been approved by the FDA in January 2008. The trial started in the first quarter of 2008.

West Nile virus vaccine development terminated

In June 2003, we announced our decision to develop a vaccine against the West Nile virus based on our PER.C6 technology. We completed the Phase I safety study with our whole inactivated West Nile vaccine manufactured using PER.C6 technology in January 2007. The Phase I trial demonstrated safety and tolerability. However, in January 2008, we terminated the West Nile Virus Vaccine program as well as our development of human monoclonal antibodies for therapeutic use against West Nile. The commercial and market opportunities for the West Nile Virus have proven to be less then originally anticipated, making the commercial and market opportunities for potential West Nile products not as attractive as other products in our pipeline.

Proteins

Rabies monoclonal antibody cocktail

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

Management Report
Information on the Company

Post-exposure treatment for rabies, when given timely, is 100% effective and involves the use of a vaccine plus antibodies. Neither vaccine nor antibodies are effective independent of one another.

Current supply and quality of rabies vaccine is sufficient, but anti-rabies antibodies (Human Rabies Immune Globulin (HRIG) and Equine Rabies Immune Globulin (ERIG)) are widely recognized as being insufficient in quality and supply, and pose safety concerns because they originate from human or equine serum. Market opportunities for rabies treatments are projected to grow significantly as affected countries such as India and China grow in affluence.

We have developed a human monoclonal antibody in collaboration with the Thomas Jefferson University (TJU) based in Philadelphia and the U.S. CDC in Atlanta, using MAbstract and PER.C6 technology. The product is a combination of two monoclonal antibodies for the post-exposure prophylaxis of rabies, produced using our MAbstract and PER.C6 technology. Our candidate vaccine demonstrated protection at least equivalent to HRIG in pre-clinical trials. In the fourth quarter of 2006, we began a Phase I clinical study in the U.S., followed by a second Phase I study in India, selected because it is a rabies endemic country.

The Phase I clinical trials demonstrated that the antibody product is well tolerated, provides the expected immediate passive neutralizing activity and that it can be safely administered in combination with a rabies vaccine without interfering with the vaccine’s ability to induce an active immunity. The program has been granted a Fast Track designation by the U.S. FDA. Phase II clinical trials began in the U.S. in March 2008.

In December 2007 we signed an exclusive collaboration and commercialization agreement with sanofi pasteur for our rabies monoclonal antibodies to be used in association with rabies vaccine for post-exposure prophylaxis against this disease. We will continue to perform the development activities and will be responsible for the manufacturing of the final product and will retain exclusive distribution rights in Europe, co-exclusive distribution rights in China and the rights to sell to supranational organizations such as UNICEF. We received an up-front payment of € 10 million and will be eligible for milestone payments of up to € 66.5 million and additional royalties on products sold.

H5N1 avian influenza antibodies

The Company discovered a set of human monoclonal antibodies that protect against avian influenza (H5N1). These were found to be able to neutralize a broad range of H5N1 viruses of avian influenza that have emerged between 1997 and 2004, which currently presents a global threat. These antibodies may therefore provide a powerful tool in pandemic preparedness.

The set of monoclonal antibodies, which Crucell researchers discovered using MAbstract phage display, showed the potential to neutralize distinct H5N1 viruses. The most potent neutralizing antibody was tested in pre-clinical models for the ability to protect against infection from the highly pathogenic A/Hong Kong/97 H5N1 virus and was also tested for its ability to stop the development of the disease caused by this virus. When the monoclonal antibody was given in a pre-clinical model, one day prior to infection with the H5N1 virus, it resulted in full protection against infection. Treatment with the antibody up to three days after infection resulted in 100% survival and cure of the disease.

Recombinant antibody Factor VL/C

Our research program into the recombinant antibody Factor VL/C, as a potential therapy to stop or prevent serious bleeding, has proven to be more challenging than previously anticipated and pre-clinical research provided mixed results and insufficient evidence of the protective benefit of Factor VL/C as a stand-alone therapeutic product. We do no expect to bring the program into clinical trials in the foreseeable future and the research and development expenditure previously earmarked for this program has now largely been allocated to the research and development of monoclonal antibodies in other disease areas.

Management Report
Information on the Company

Technologies

Proprietary technologies

Our product portfolio is supported through a range of proprietary technology platforms. Our core proprietary technologies are classified as follows:

PER.C6 technology: our core proprietary technology. With over 40 licenses issued, the PER.C6 technology is used widely for the development and manufacturing of vaccines, recombinant proteins including monoclonal antibodies, and gene therapy products.

Vaccine technology: we employ a number of proprietary technologies to develop vaccines against viruses, parasites and bacteria.

Protein technology: we employ a number of other proprietary technologies to develop or manufacture monoclonal antibody products, such as MAbstract and STAR.

Licensing our technologies to the market

We generate a portion of our revenues and other operating income from licensing our proprietary technologies to pharmaceutical and biotechnology companies, from grants and government subsidies obtained to support the development of our technologies and potential products, and from service fees earned under development contracts with our partners. We intend to increase our revenues in the future from initial license fees, license maintenance fees and milestone and royalty payments from products that our licensees develop using our technologies.

As at year-end 2007 we employ 11 (2006: 13) people in our business development operations in the Netherlands and an additional 3 (2006: 2) in the U.S. Our business development strategy has historically involved contacting prospective licensees and partners, assessing their interest in our technologies and products. If the prospective licensee or partner indicates interest we negotiate a license and/or collaboration agreement pursuant to which we deliver the applicable technology to, or collaborate with, the licensee or partner. For some of the contracts we provide services, for which we are paid at different rates.

PER.C6 technology

Overview

Our PER.C6 technology provides a manufacturing system that consists of a human cell line that can be used to produce a variety of biopharmaceutical products. We developed the PER.C6 technology from a single source of healthy human retina cells. To obtain the PER.C6 cell line, we inserted an exactly defined fragment of the E1 region of the genome of the adenovirus type 5 into the human retina cell so that the cell can propagate indefinitely. The technology has been successfully adapted to grow without the need for serum components or materials that allow cell attachment (microcarriers) and demonstrates excellent cell densities in bioreactors. These features are important because they allow us to produce safe biopharmaceutical products in sufficient quantities.

There are four areas in which our PER.C6 technology is currently being applied:

Vaccine production

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

Protein production

PER.C6 technology can be used as a production system for developing and manufacturing both antibodies and other proteins. DNA encoding for a particular protein of interest is inserted into PER.C6 cells. These modified PER.C6 cells will secrete the desired antibody or other protein.

Management Report
Information on the Company

We are further developing the application of PER.C6 for protein production at PERCIVIA, which is the PER.C6 Development Center joint venture between us and DSM. PERCIVIA is located in Cambridge, Massachusetts, U.S..

Gene therapy

The primary function of PER.C6 technology in the field of gene therapy is the production of adenoviral vectors—a gene delivery mechanism based on a common human virus—that carries therapeutic genes and facilitates the delivery of the gene into the cells. Since the PER.C6 technology is the only available cell line that does not allow any formation of classical replication competent adenoviruses during the production of replication deficient vectors, the cell line may be applied across the entire adenovirus gene therapy field.

Functional genomics

Our PER.C6 technology can be used to produce libraries of adenoviruses into which individual human genes are inserted to study gene function. The adenovirus libraries carry many genes with unknown functions, which can be used to determine the role of individual genes in a disease process. We believe that our PER.C6 technology, therefore, represents a key analytical tool in the discovery of new genes and their role in biological pathways and human disease.

Key features and advantages

We believe that our PER.C6 technology has the following key advantages over alternative manufacturing systems:

High yields

PER.C6 technology potentially offers a system for high yield, large-scale biopharmaceutical product production. PER.C6 technology can be cultured at high densities and engineered to produce large quantities of biopharmaceuticals and may reduce production expense.

Scalability in serum-free conditions

PER.C6 cells can be cultured in a serum-free medium, without micro-carriers, using a variety of scaling systems, including bioreactors. This simplifies the expansion from laboratory- to industrial-scale production, which may lead to the production of cost-efficient biopharmaceuticals in large quantities. The use of a serum-free medium also offers the potential to significantly improve the purification of biopharmaceuticals produced using the PER.C6 technology and may facilitate regulatory approval.

Biologics Master File at the FDA

We have filed a Cell Substrate Biologics Master File (BMF) with the U.S. Food and Drug Administration (FDA) describing the PER.C6 technology, including its establishment, development and potential use in production processes. The FDA will only evaluate the PER.C6 technology in the context of Investigational New Drug (IND) applications. We believe that the information in the BMF will facilitate the FDA’s approval of any biopharmaceutical product that our licensees or we produce using the PER.C6 technology.

Broad industry endorsement

The PER.C6 technology can now claim to have achieved a broad endorsement within the industry. For a total overview of all licensees reference is made to the ‘Overview Licensees and Partners’ in this section.

Human-based

We believe that antibody and other protein products based on the human based PER.C6 technology may demonstrate enhanced biological properties, rendering them potentially more efficacious. In addition, PER.C6 technology efficiently supports the growth of certain human viruses for vaccine development.

Vaccine technologies

As a leading vaccine company, Crucell focuses on developing, producing and marketing vaccines against a wide variety of infectious diseases applying a broad portfolio of technologies in order to meet the specific demands posed by the different pathogens including viruses, parasites and bacteria.

Crucell’s vaccine technologies include:

AdVac technology

Overview

Crucell has been a key player in the development of adenoviral-based vaccines for more than five years, resulting in the availability of proprietary AdVac vectors. Crucell has generated a wide variety of research and GMP clinical batches based on AdVac technology for diverse infectious diseases.

AdVac technology is based on adenovirus vectors that do not regularly occur in the human population, such as Ad35. The technology supports the practice of inserting DNA coding for pathogen-derived proteins into a vector. AdVac technology may also be used to develop gene therapy products. AdVac vectors are used in combination with our PER.C6 technology. Currently AdVac technology is used

Management Report
Information on the Company

by Crucell and its licensees to develop vaccines against hemorrhagic fever (ebola, Lassa, Marburg), malaria (Plasmodium falciparum), tuberculosis (Mycobacterium tuberculosis), AIDS (HIV) and hepatitis C (HCV). While no adenovirus-based recombinant vaccines are currently licensed for human use, AdVac-based vaccines for malaria, AIDS, hepatitis C, hemorrhagic fevers, and tuberculosis have been successfully constructed and are currently in clinical trials.

Crucell has generated a series of adenoviruses including Ad35 and derivatives thereof as well as manufacturing platforms for these vectors. The AdVac vectors can be produced to carry genetic information derived from viruses, parasites and bacteria, and thereby have the potential to allow immunization against life-threatening diseases.

Crucell has laboratories to develop purification methods closely resembling an end-stage manufacturing process. With this facility we can manufacture Ad35 vaccine vectors for comprehensive pre-clinical programs. These products can be manufactured using PER.C6 technology under serum-free conditions.

Key features and advantages

We believe our AdVac technology has the following key advantages over other commonly used vector systems:

•   Vectors used with AdVac technology share the advantages of the commonly used adenoviral vectors such as: scalable production, high yields and the ability to mediate a strong T-cell immune response.

•   The AdVac technology can circumvent pre-existing immunity offering accurate dose control of the vaccines.

•   AdVac vectors can be engineered to contain small genetic fragments of different viruses, parasites and bacteria. This makes possible the development of a wide variety of novel vaccines against a broad range of dangerous human pathogens.

Virosomal technology

Overview

One of the challenges in vaccine development is the creation of products that contain defined antigens of high purity that efficiently induce a protective immune response. Many antigen preparations are therefore supplemented with adjuvants to enhance the body’s immune response to the specific antigens. The most commonly used and approved adjuvants for human use are aluminium salt derivatives, which are known to cause adverse reactions such as irritation and inflammation at the injection site. Virosomes are a broadly applicable adjuvant and carrier system with prospective applications in areas beyond conventional antigen-based vaccines. Our virosome technology offer a tool for developing novel, predominantly synthetic vaccines applicable for infectious and chronic diseases. These vaccines offer additional benefits because they are effective even in immune-suppressed patients and infants.

Key features and advantages

We believe our Virosome technology has the following key advantages over other antigen delivery technologies:

•   Virosome technology provides a broadly applicable delivery system for antigens or DNA/RNA encoding specific immune stimulatory proteins.

•   Virosome technology enables target-specific delivery of antigens and amplification of the immune response.

•   Virosomes stimulate both arms of the immune system – eliciting antibody and cellular immune responses – against inserted immune stimulatory proteins derived from human pathogens.

•   Virosomes are completely biodegradable and can exert an immune response via different routes of administration.

•   Virosome technology is used in the manufacture of several of Crucel l’s registered products and as such has an excellent safety record and manufacturing know-how.

Management Report
Information on the Company

Hansenula polymorpha

Overview

The yeast expression technology Hansenula polymorpha provides us with a highly efficient production technology for protein, which can be used as a basis for developing and manufacturing new vaccines. The yeast Hansenula polymorpha production system provides superior characteristics for a wide range of industrial applications. In particular its lack of pyrogens, pathogens or viral inclusions, its ease of genetic manipulation and its robustness in industrial scale fermentations add to its attractiveness for the synthesis of pharmaceutical compounds. Our registered HBV vaccine Hepavax-Gene is based on recombinant production in this yeast.

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

Recombinant Cholera Toxin B subunit technology

CTB, Cholera Toxin B subunit is a powerful inducer of immunity both systemically and mucosally. Numerous applications have shown that coupling of antigen to CTB increases the immunogenicity of the antigen. In some applications simple co-administration of CTB with the antigen have been shown to be effective i.e. CTB has exerted an adjuvant effect. This has been shown both for parenteral as well as mucosal (intranasal) applications.

CTB is an efficient mucosal carrier for induction of peripheral immunological tolerance. Oral feeding of antigen coupled to CTB suppress peripheral T-cell reactivity to the coupled antigen. The Company has a state of the art GMP manufacturing facility for recombinant CTB. The production system is designed so that CTB is produced completely devoid of the toxic A-subunit.

Protein technologies

We have two main technologies for proteins production: MAbstract and STAR.

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

Management Report
Information on the Company

Key features and advantages

MAbstract employs a human-based antibody-display technology. We believe that MAbstract allows for the discovery of therapeutic antibodies with several potential advantages over current technologies. These advantages include the following:

Subtraction method of selection

MAbstract technology selects antibodies for possible therapeutic use and discovers novel drug targets using whole cells, tissues or infectious agents.

No inherent limitation on antibody specificity

MAbstract technology does not have the inherent limitation on antibody specificity.

Production using PER.C6 technology

MAbstract technology has been used to isolate antibodies for numerous disease applications. Selected antibody specificities can be directly reformatted into antibodies for production using PER.C6 technology.

STAR technology

Overview

STAR technology is an expression vector technology for the production of recombinant proteins in mammalian cells. It is a two component system consisting of (a) STAR elements that counteract gene silencing, resulting in increased levels of production and improved stability of recombinant proteins, and (b) STAR-select, a very stringent selection system that is directly coupled to the expression of the gene of interest, resulting in only a few cell lines that all produce the recombinant protein at high levels.

Multiple companies and licensees are investigating whether the STAR technology can increase production yields of biologicals. We acquired STAR technology in 2004 through the purchase of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam. In connection with the purchase, we also entered into a contingent payment agreement with the former shareholders of ChromaGenics that could result in us making additional payments of up to € 7.0 million, based upon our receipt of revenues generated from the STAR technology and royalties. In 2007, we paid € 2.0 million to the former shareholders under this agreement.

Key features and advantages

We believe our STAR technology has the following key advantages over other gene expression technologies:

•   Established mammalian cell banks for antibody and protein production are the starting point for STAR technology, thus specially engineered mammalian cells are not needed.

•   The STAR technology allows for very rapid stable mammalian cell clone generation.

•   The STAR technology typically yields stable mammalian cell clones that produce five- to 10- fold more antibody or other therapeutic proteins as compared to cell clones generated without STAR.

Management Report

Information on the Company

Partners, agreements, investments and other collaborations

Strategic partners

In addition to our own research and development activities, Crucell collaborates with several leading companies. Through these agreements, our technologies are playing a vital role in the development of a number of vaccine and antibody products.

Merck

Since 2000, Crucell and Merck have developed a close working partnership, entering into a number of agreements. In October 2000, Crucell granted Merck an exclusive license to use Crucell’s PER.C6 technology in developing a vaccine against HIV. Merck discontinued development of this vaccine in September 2007 but this was unrelated to the use of Crucell’s PER.C6 technology.

In June 2003, Merck and Crucell expanded a Cooperation Agreement and agreed to work closely on matters relevant to maintenance of the PER.C6 Cell Substrate Biologics Master File. We further expanded the relationship in December 2006, when we signed a cross-licensing agreement for vaccine production technology. The agreement allows Merck to use our technology on an exclusive basis in additional undisclosed vaccine fields. In return, we receive access to Merck’s large scale manufacturing technology for our AdVac-based vaccines under development. In September 2007, Merck exercised an option for the exclusive use of our PER.C6 technology and to access to our AdVac vaccine technology in two infectious disease areas.

DSM Biologics

In December 2002, we formed an alliance with DSM Biologics to license our PER.C6 technology as a production platform for monoclonal antibodies and recombinant proteins. The combination of the PER.C6 technology and DSM’s manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. Furthering this commitment to the PER.C6 technology, Crucell and DSM have established a joint PER.C6 R&D Center in Cambridge, Massachusetts, named PERCIVIA. The innovations resulting from this partnership will be available to PER.C6 licensees to further enhance their development capabilities.

Sanofi pasteur

We have a strategic agreement with sanofi pasteur since 2003 to further develop and commercialize novel influenza vaccine products based on our PER.C6 technology. The agreement covers both seasonal and pandemic influenza vaccines. sanofi pasteur has the worldwide rights to develop, manufacture and commercialize PER.C6-based influenza vaccines. Crucell has the commercial rights for Japan.

In December 2007 we signed an exclusive collaboration and commercialization agreement with sanofi pasteur, for our rabies monoclonal antibodies to be used in association with rabies vaccine for post-exposure prophylaxis against this disease.

Novartis

Our largest selling vaccine is Quinvaxem. The vaccine is produced by Crucell in Korea and was co-developed with Novartis (formerly Chiron), which provides four of the five vaccine components as bulk. We have a profit sharing agreement with Novartis for this product.

MedImmune

In October 2007, we entered into an exclusive license and research collaboration with MedImmune to further develop and commercialize bacterial antibodies primarily for the treatment and prevention of hospital-acquired bacterial infection. Crucell discovered these antibodies with use of the MAbstract-technology.

Other collaborations and agreements

Wyeth

In March 2008, we entered into an exclusive agreement with Wyeth. We will perform contract manufacturing at our Swiss facilities. We will develop and manufacture certain vaccine components that Wyeth will use in clinical studies. The development activities will take place in our facilities in Bern, Switzerland. Wyeth will be responsible for the clinical development of the vaccine.

Manufacturing service arrangements

We have signed manufacturing service agreements with a number of our licensees and partners. Under these agreements, we have produced and may produce in the future clinical batches of adenoviral materials, antibodies, or other materials using our PER.C6 technology for the applicable licensee.

Management Report

Information on the Company

We have received and may receive in the future initial fees upon signing and subsequent payments upon delivery of the batches we produce in accordance with the specifications of the agreement.

University collaborations

We collaborate with a number of universities worldwide in the areas of vaccines, antibodies, cell lines, gene therapy, cancer and cardiovascular disease. Some of our collaborations provide for royalty payments to be made to the universities in the event of product sales arising out of the collaborations. Generally, these collaborations specify that Crucell provides the applicable university with a specific amount of funding, and in consideration, Crucell receives certain intellectual property rights and access to the results of the university research.

Overview licensees and partners

Per year-end 2007 we have the following licensees and partners:

Vaccines

Partner/licensee	Starting date	Technology	Disease target	Development stage
Acambis	Nov. 2007	PER.C6	HSV	Pre-clinical
ADImmune Corp.	Oct. 2006	PER.C6	Japanese Encephalitis	Pre-clinical
Aeras Global TB Vaccine Foundation	Mar. 2004	PER.C6 and AdVac	Tuberculosis	Phase 1
Bestewil Holding BV	Jan. 2006	Co-micelles	Influenza	Pre-clinical
Harvard School of Medicine	Dec. 2003	AdVac + Ad5HVR48	HIV	Pre-clinical
International AIDS Vaccine Initiative (IAVI)	Sep. 2004	AdVac	HIV	Phase 1
Kimron Veterinary Institute	Jul. 2003	PER.C6	West Nile virus —Veterinary vaccine (avian)	Marketed in Israel
Merck & Co. Inc.	Oct. 2005	PER.C6	Hepatitis C	Pre-clinical
Merck & Co Inc.	Dec 2006	Ad5HVR48	HIV	Pre-clinical
National Institutes of Health (NIH)	Mar. 2002	PER.C6 and AdVac	Ebola, Lassa and Marburg	Phase 1
National Institutes of Health (NIH)	Mar. 2004	PER.C6 and AdVac	Malaria	Phase 1
Neotropix	Mar. 2004	PER.C6	Oncology	Phase 1
Novartis	Dec. 2004	PER.C6	Alphavirus	Pre-clinical
Pfizer animal health	Mar. 2007	PER.C6	Veterinary	Pre-clinical
Sanofi pasteur	Dec. 2003	PER.C6	Influenza	Phase 2
Singvax	Mar. 2005	PER.C6	Japanese Encephalitis	Pre-clinical
Tibotec Pharmaceuticals Limited	Nov. 2005	PER.C6	Undisclosed vaccine	Pre-clinical
Transgene SA	Dec. 2007	PER.C6	Undisclosed vaccine	Pre-clinical
Vaxin, Inc.	Sep. 2004	PER.C6	Respiratory viruses	Phase 1
Wyeth Pharmaceuticals	Jul. 2007	AdVac	Non-disclosed	Pre-clinical

Management Report

Information on the Company

Overview licensees and partners (continued)

Proteins

Partner/licensee	Starting date	Technology	Disease target	Development stage
Abbott	Jan. 2007	STAR	Portfolio antibodies	Pre-clinical
Biotecnol SA	Jan. 2007	PER.C6	Portfolio antibodies	Pre-clinical
Daiichi Sankyo Ltd.	Nov. 2007	PER.C6	Portfolio antibodies	Pre-clinical
Ferring International Research Center SA	May 2005	PER.C6	Women’s healthcare	Pre-clinical
Ferring International Research Center SA	Dec. 2005	PER.C6	Women’s healthcare	Pre-clinical
Genentech	Feb. 2004	STAR	—	—
Genzyme Corporation	Dec. 2005	STAR	Portfolio proteins	Pre-clinical
Invitrogen Corp.	Sep. 2007	STAR	Monoclonal antibodies	Pre-clinical
ISU ABXIS	Jan. 2008	PER.C6	Portfolio antibodies	Pre-clinical
IQ Corporation	Oct. 2005	PER.C6	Anti-anthrax antibody	Pre-clinical
LFB Biotechnologies	Jul. 2007	PER.C6	Undisclosed antibodies	Pre-clinical
Masterclone	Jul 2007	PER.C6	Undisclosed antibodies	Pre-clinical
Medarex Inc.	May 2005	STAR	Portfolio antibodies	Pre-clinical
Medarex Inc.	Dec. 2007	PER.C6	Portfolio antibodies	Pre-clinical
MedImmune	Oct. 2007	PER.C6 and MAbstract	Anti-bacterial antibodies	Pre-clinical
Merck & Co., Inc.	May 2003	PER.C6	Portfolio antibodies	Pre-clinical
Merus B.V.	Jun. 2004	PER.C6	Portfolio oligoclonics	Pre-clinical
Micromet AG	Nov. 2004	PER.C6	Portfolio antibodies	Pre-clinical
MorphoSys AG	Sep. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Novartis	Sep. 2006	STAR	Portfolio antibodies, Proteins	Pre-clinical
Novartis	Aug. 2004	PER.C6	HCV protein	Pre-clinical
Patrys	Feb. 2007	PER.C6	Portfolio antibodies	Pre-clinical
ProFibrix	Dec. 2007	PER.C6	Portfolio antibodies	Pre-clinical
PR&D Biotech SA (Recepta Biopharma SA)	Nov. 2007	PER.C6	Portfolio antibodies	Pre-clinical
Sartorius Biotech GmbH	Jun. 2007	PER.C6	Portfolio antibodies	Pre-clinical
Synergenics/Synco Biopartners Investments B.V.	Aug. 2004	PER.C6	Portfolio antibodies	Pre-clinical
Taiwanese Development Center for Biotechnology	Mar. 2007	PER.C6	Undisclosed proteins	Pre-clinical
UCB S.A.	Mar. 2006	PER.C6	Portfolio antibodies	Pre-clinical
UCB Celltech	Sep. 2006	STAR	Portfolio antibodies	Pre-clinical
UMN Pharma	Mar. 2006	PER.C6	Undisclosed protein	Pre-clinical
XOMA Ltd	Jan. 2006	STAR	Portfolio antibodies, Proteins	Pre-clinical

Management Report

Information on the Company

Overview licensees and partners (continued)

Gene therapy

Partner/licensee	Starting date	Technology	Disease target	Development stage
Ark Therapeutics	Jan. 2006	PER.C6	Portfolio	Phase II
GeneMax Corp. / TAP-Immune	Aug. 2003	PER.C6	Portfolio	Pre-clinical
GenVec Inc.	Jul. 2002	PER.C6	Cardiovascular	Phase II
Merck & Co., Inc.	Nov. 1998	PER.C6	Portfolio	Pre-clinical
Merial Ltd.	Dec. 2005	PER.C6	Veterinary	Pre-clinical
NeoTropix	Mar. 2004	PER.C6	Oncology	Pre-clinical
Transgene SA	Apr. 2001	PER.C6	Portfolio	Phase I/II
Vascular Biogenics Ltd	Mar. 2005	PER.C6	Portfolio	Pre-clinical

Alliances with contract managers for production

Partner/licensee	Starting date	Technology	Area
Cambrex	Aug. 2004	PER.C6	Medium development
DSM Biologics	Dec. 2002	PER.C6	Therapeutic proteins (including antibodies)
Gene Medicine Japan, Inc.	Oct. 2003	PER.C6	Recombinant vaccines & gene therapy products (Asia)
Hyclone, Inc.	Dec. 2003	PER.C6	Medium development
Invitrogen Corp.	Jun. 2003	PER.C6	Medium development
JRH Biosciences Inc.	May 2004	PER.C6	Medium development
Molecular Medicine BioServices, Inc.	Dec. 2001	PER.C6	Recombinant vaccines & gene therapy products (U.S.)
Sigma-Aldrich Corp.	Dec. 2003	PER.C6	Medium development

Functional Genomics

Partner/licensee	Starting date	Technology	Area
Galapagos Genomics N.V.	Jun. 1999	PER.C6	Genomics

Management Report

Information on the Company

Subsidiaries and other equity investments

Pevion Biotech AG

In 2002 Pevion Biotech was founded as joint venture by Berna Biotech and Bachem AG. The company was dedicated to creating novel virosomal formulated vaccines and bringing them from research into clinical development. On November 5, 2007, Crucell sold all of the 2.9 million shares it owned in Pevion Biotech for € 6.1 million to other Pevion Biotech shareholders. Prior to this sale, our ownership interest had already been diluted from 50% in 2006 to 36% in early 2007. We realized a gain of € 2.2 million on the sale.

Kenta Biotech AG

In 2006, Kenta Biotech AG was founded. Berna Biotech AG contributed investments in kind of € 3.3 million in exchange for shares equal to 36.74% of Kenta Biotech’s share capital. Kenta Biotech AG is focusing on the discovery and development of innovative, fully human monoclonal antibodies for the life-saving treatment of patients with serious infectious diseases.

ADImmune Corp.

In March 2007, we announced that we have completed an influenza alliance with Taiwan-based ADImmune Corporation. Under the terms of the deal, ADImmune will use our virosome technology to produce a virosomal adjuvanted influenza vaccine for specified markets: Taiwan, Japan and Macau. Additionally, ADImmune will produce influenza antigen, which we may purchase for the production of our vaccine product, Inflexal V.

In consideration of the rights and licenses granted in respect of the technology, ADImmune paid an amount of € 8.9 million (TWD 394,887,000). We obtained a 20% equity stake in ADImmune for which we also paid an amount of € 8.9 million.

Galapagos N.V.

Galapagos N.V. (‘Galapagos’) is a discovery company focused on the rapid identification of disease modifying drug targets through the functional screening of human disease models, and the subsequent progression of these targets into drug discovery. The company is listed on the NYSE Euronext Brussels and NYSE Euronext Amsterdam stock exchanges (ticker symbol: GLPG).

Galapagos holds a royalty free exclusive license to use our PER.C6 technology for conducting activities in the field of functional genomics research. Under the license, Galapagos uses PER.C6 technology in conjunction with Tibotec’s bioinformatics technology to generate adenoviral gene libraries. Tibotec and we have agreed not to compete with the activities of Galapagos, which holds the rights to the products and technology that it develops. The Company owns 5.8% as of December 31, 2007 (2006: 6.2%).

Marketing and sales partners

We have our own sales and marketing infrastructure in our markets in the Netherlands, Switzerland, U.S., Korea, the Nordic region, Italy, Canada, Spain, China, Argentina, Indonesia and Vietnam. This sales and marketing infrastructure includes a dedicated sales force for supranational organizations, to ensure broader market access for our products and we have established a strong network of partnerships to commercialize our products. We also distribute and market other companies’ products. Through these measures, we have established a global position in both public and private markets.

•         We act as a marketing, sales and distribution partner for numerous companies, including:

•         Sanofi pasteur – MSD. We act as marketing, sales and distribution partner for part of the SPMSD portfolio in Sweden.

•         Novartis Vaccines and Diagnostics. We act as marketing, sales and distribution partner for part of the Novartis vaccine portfolio in Sweden.

•         Statens Serum Institute Denmark. We act as marketing, sales and distribution partner for a number of SSI products in Spain and Sweden.

•         Green Cross Corporation Korea. We act as marketing, sales and distribution partner of GreenCross Corporation’s Japanese encephalitis vaccine in Europe.

•         Netherlands Vaccine Institute. We act as marketing, sales and distribution partner of part of NVI’s product portfolio in the Benelux (Belgium, Netherlands, Luxembourg).

•         Talecris Biotherapeutics. We act as marketing, sales and distribution partner of Talecris’s product Prolastin in nine Western European countries.

Management Report

Information on the Company

We have developed a network of companies that market and sell our products. The most significant collaborations in terms of current sales value are:

•        Baxter International Inc. – A marketing, sales and distribution partner for a certain vaccines in Austria, Germany, Greece and Russia.

•        Infectopharm Germany – A marketing, sales and distribution partner for our flu vaccine in Germany.

•        Masta UK – A marketing, sales and distribution partner for our travel vaccines in the UK.

•        Novartis-Behring – A marketing, sales and distribution partner for our travel vaccines in Germany.

•        Sanofi pasteur – A marketing, sales and distribution partner for Dukoral in Canada, Australia and a number of other countries outside Europe and the U.S..

•        Sanofi pasteur – MSD – A marketing, sales and distribution partner for our flu vaccine in the UK.

•        Kedrion – A marketing, sales and distribution partner for our flu vaccine in Italy.

Intellectual property

Our success and ability to compete depends in large part on our ability to protect our proprietary technology and information, and to operate without infringing the intellectual property rights of others. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality, assignment and licensing agreements, to establish and protect our proprietary and intellectual property rights. Our policy is to actively seek patent protection of our intellectual property in the U.S. and Europe, as well as in other jurisdictions as appropriate.

In addition to retaining outside patent counsel, we also employ European and Dutch patent attorneys that file, prosecute, defend and enforce patent rights as well as manage our patent portfolio. Our patent portfolio comprises 1,554 active cases (i.e. granted patents in force or pending patent applications) as of December 31, 2007 in total for the Company. We aggressively protect our inventions and employ a proactive filing strategy with respect to patent applications. Our portfolio management involves active commercialization and enforcement strategies combined with disposal of cases that we no longer consider commercially attractive.

The following table reflects the total number of active cases (pending or granted) through December 31, 2007, organized according to our different fields of operation. All figures include acquired and jointly owned patent cases, but exclude patent positions licensed-in from third parties.

2007 Patent filings

	Pending	Granted	Total Active
Vaccines(2)	300	502	802
Antibodies(3)	145	54	199
Technology(4)	210	226	436
Gene Therapy	46	71	117
Total	701	853	1,554

(2)

Vaccines patent filings relate to AdVac-based, live viral vector vaccines based on our proprietary measles technology, our virosomal technology and classical whole inactivated virus, split and sub-unit vaccines.

(3)	Antibodies patent filings relate to antibodies and/or drug targets, excluding the enabling technologies that are classified as technology.
(4)

Technology patent filings primarily relate to cell-based production technology, adenoviral vector technology, STAR-technology and related technology, functional genomics and target and antibody discovery technology.

Management Report

Information on the Company

Patent filings

In 2007 we filed patent applications for six new inventions, in the fields of vaccines, antibodies and technology. Our new filings in the antibody and vaccine fields in 2007 reflect our efforts to further strengthen our patent portfolio in support of product development programs in that area. The new filings in the technology area relate to our continuing effort to protect and commercialize the PER.C6 technology and related uses of the PER.C6 cell lines, as well as the STAR technology. Since we are not actively involved in gene therapy research and development, no new filings were made in that area during 2007.

We maintain a geographically diversified filing strategy, depending on our technological and business needs, as well as our view of long-term economic trends and developments in legal systems in various parts of the world. As of December 31, 2007, we have 52 pending applications in the EU(1), 113 pending applications in the U.S.(2), 18 international patent applications (so-called ‘PCT applications’(3)) and 518 applications in the rest of the world(4).

A significant number of our pending patent applications are filed under the Patent Cooperation Treaty (PCT), which offers a cost-effective method to seek provisional worldwide protection in more than 100 countries and territories 30 or 31 months from the filing date. The decision to divide the PCT application into territories in which a granted patent is desired may be postponed until the obtainable scope of protection and the technical and commercial usefulness of the invention becomes clearer. During the pendency of a European patent application, a single application may designate 30 countries but is counted as one pending application. As soon as the European patent application is granted it may be validated for each of the designated countries by filing a translation into the official language of that designated state. Once such a translation has been filed, we count each such patent as a separate patent.

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

Patents

At December 31, 2007 we owned or co-owned 539 granted patents in the EU territory, 75 patents in the U.S. and 239 patents in the rest of the world.

The following is a summary of the intellectual property rights related to our major products and product developments.

Epaxal and Inflexal V.

Epaxal and Inflexal V are the two virosomal products which are protected by the patent family ‘Immunostimulating and immunopotentiating reconstituted influenza virosomes and vaccines containing them’, which will expire in 2012. In addition, the hepatitis A strain used to produce Epaxal is claimed in a patent family which will expire in 2012.

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

Quinvaxem

We have no patent protection for the active substances of Quinvaxem.

Vivotif

We have no patent protection for the active substances of Vivotif.

Dukoral

We have no patent protection for the active substances in Dukoral, but certain aspects of manufacturing are subject to patent.

We seek patent protection, whenever possible, commercially feasible and appropriate, in respect of any technology or product development that is important to our business. Together with our affiliates in Switzerland, Sweden, Italy and Korea, we have several platform technologies and

Management Report

Information on the Company

consequently our intellectual property activities concentrate on protecting these technologies and any improvements thereof in the main worldwide vaccine markets of Europe, the U.S., Canada, Japan and Australia. However, because some vaccine markets are outside these countries, we have also sought protection in other countries, such as Korea, India and China. The IP portfolio is constantly reviewed to decide on maintenance of individual patents or patent families considering parameters such as actual product performance, product development, patent term, options for commercialization or out-licensing of non-core IP. Our IP tasks are coordinated, patents are filed on a worldwide basis by specialized patent attorneys.

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

In 2005, Probiogen, CEVEC Pharmaceuticals and Serono each individually filed oppositions before the European Patent Office against one or more of our PER.C6 patents. All PER.C6 technology patents were upheld after first instance opposition proceedings.

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

Management Report

Information on the Company

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

Research has been conducted for many years in the fields of biotechnology and biopharmaceuticals. This has resulted in a substantial number of issued patents and an even larger number of patent applications. The U.S. Patent Office maintains patent applications that are filed only in the U.S. in secrecy until patents issue, and publication of patent applications elsewhere and of discoveries in the scientific or patent literature frequently occurs substantially later than the date of the underlying discoveries. Moreover, patents that appear not to affect our activities may be construed broadly. As such, we or our licensees may be found to infringe the patents or violate other proprietary rights of third parties and may be enjoined from pursuing research, development or commercialization of our or their products or be required to pay damages. In these circumstances, licensing or other arrangements for addressing these infringements or violations may not be available, or may not be available on commercially acceptable terms.

Technology licenses from third parties

We licensed numerous technology and patents for specific use as part of our technology platforms from a number of third parties.

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

We also hold a license under the phage antibody display patent portfolio owned or controlled by MedImmune (formerly Cambridge Antibody Technology) and MRC, a cross-license with Transgene S.A. under which we granted to Transgene a non-exclusive PER.C6 license for the manufacture and sale of certain types of vectors for use in gene therapy, and a license to phage antibody-display technology and part human, or chimeric, binding proteins and molecules from Enzon Corporation’s subsidiary, SCA Ventures, Inc.

In the field of vaccines, we have concluded an agreement with the Rockefeller University in New York. According to the agreement, we have the exclusive rights to use and exploit the Rockefeller patents related to ex vivo and in vivo targeting of dendritic cells with the use of viral vectors.

The Company has licensed adjuvation technology called ISCOMS from Isconova AB for the development, manufacture and commercialisation of improved influenza vaccines.

When licensing our technology to third parties we seek to obtain access to any improvement patents via so-called grant-back provisions to reduce the risk of being exempted from using such improvements for our own benefit, or that of our licensees.

Technology licenses to third parties

We have issued certain licenses on an exclusive basis. These licenses generally state that we will not provide the licensed technology to a party other than the exclusive licensee for use in the area covered by the exclusive license. These licenses also generally provide for higher payments.

Management Report

Information on the Company

Industry and scientific overview

Manufacturing systems for biopharmaceutical products

Biopharmaceutical products are therapeutics produced by means of biological production systems. Modified bacteria and yeast were initially used to produce the first generation of biopharmaceutical products for humans. The first available human cell-based production systems employed human cells that spontaneously acquired the ability to divide indefinitely. These cell lines have been successfully used to produce a number of human vaccines including those for rubella, mumps, measles, rabies and hepatitis.

Vaccines

Vaccines are designed to protect people against potentially life-threatening diseases, including those caused by parasites, viruses and bacteria.

Scientific progress in vaccines

Vaccines have contributed significantly to the improvement of global public health in the twentieth century. Smallpox was eradicated through the use of vaccines, and polio is well on its way to eradication. Significant developments include the introduction of combination vaccines and the development of new vaccine technologies that may advance vaccine development. Today, research is underway to develop efficacious and safe vaccines against among others

•   Viruses such as HIV;

•   Parasites such as those that cause malaria;

•   Bacteria such as those that cause tuberculosis; and

•   Inherited or acquired diseases such as cancer.

Vaccine formats

A variety of vaccine formats are in use today and others are evolving through ongoing research and development efforts. Some of the most common vaccine formats include live-attenuated virus vaccines, inactivated whole-killed virus vaccines, subunit vaccines, DNA vaccines, recombinant vector-based vaccines, synthetic vaccines and peptide-based vaccines.

Vaccine technology development

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

Antibodies

Antibodies are proteins made naturally by cells of the body’s immune system. They function as one of the body’s principal defence mechanisms against pathogens, which are disease causing agents such as parasites, viruses or bacteria. Antibodies recognize and bind to invading pathogens, ultimately eliminating them, thus playing a crucial role in protecting humans against disease. Because of their binding characteristics, antibodies can distinguish subtle cell differences between healthy and diseased cells. Antibodies are used to develop therapeutic products that can

•   Trigger the death of a target cell, such as a cancer cell,

•   Bind to and block a key interaction of a disease-related cell, such as an inflammatory cell,

•   Block infectious agents.

Antibodies may also be used to bind and neutralize toxic products, to develop diagnostic products to detect viruses or bacteria and as tools in scientific research such as genomics and proteomics.

Scientific progress in antibodies

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

Management Report

Information on the Company

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

Scientific progress in recombinant therapeutic proteins

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

Competition in product and technology development

The biotechnology field is one of rapid change and innovation. We expect that this industry will continue to experience significant technological and other changes in the years ahead. We operate in highly competitive markets and we may experience competition from companies that have similar or other technologies, and other products or forms of treatment for the diseases we are targeting. We also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in the areas of our core technologies or obtain regulatory approval for alternative technologies or commercial products earlier than we or its licensees do. Other companies are developing products to address the same diseases and conditions that we and our licensees target and may have or develop products that are more effective than those based on our technologies. We also compete with our licensees in developing new products.

Vaccines

Other biotechnology and pharmaceutical companies that are focused on developing vaccines against infectious diseases include Wyeth, sanofi pasteur, Merck & Co., GlaxoSmithKline, Novartis, Acambis, Baxter, GenVec, Bavarian Nordic, Baxter, Solvay, Vical and Nobilon.

With respect to vaccines, other companies use alternative non-human expression platform technologies. We are aware of licensed vaccines that are produced in cell substrates such as MDCK (Madin Darby Canine Kidney cells) and VERO as well as on production platforms based on embryonated chicken eggs. There are also mouse brain-derived inactivated vaccines that are produced in several Asian countries. We are also aware of other human expression technologies such as WI 38 and MRC 5 for licensed and marketed vaccines, as well as human cell lines supporting products in development such as (HEK) 293.

In the area of influenza, we are aware that Solvay has obtained registration in the Netherlands for a vaccine based on MDCK cells. We are aware of other biotechnology and pharmaceutical companies that currently are developing influenza vaccines based

Management Report

Information on the Company

on MDCK cells, including GlaxoSmithKline (including IDB/Shire), Nobilon and Novartis (formerly Chiron). In addition, we are aware that Baxter has obtained approval in Austria for its VERO-based influenza vaccine. For other European markets Baxter appears to have stopped at Phase II in December 2004.

In the area of ebola, we are aware that Vical is conducting Phase I clinical efficacy studies with its DNA-based ebola vaccine and has initiated GMP manufacturing for the NIH with whom they are jointly developing the vaccine. We are aware that Health Canada, a federal government organization, is conducting pre-clinical studies with its ebola vaccine that is based on a live replication competent Vesicular Stomatitis Virus (VSV) vector. We are also aware that the U.S. Army Medical Research Institute of Infectious Diseases (U.S.MRIID) is conducting pre-clinical studies with its recombinant ebola vaccine, which is based on ebola virus-like-particle (VLP) technology. U.S.MRIID is also involved in a CRADA with AVI BioPharma in testing the latter’s antisense drugs against ebola. AVI BioPharma received funding from the U.S. Senate Committee on Appropriations in June 2004 to support this and its work on the Marburg virus.

In the area of malaria, we are aware of two companies conducting Phase I/II clinical studies with malaria vaccine candidates based on virus-like-particle (VLP) technology: GlaxoSmithKline Biologicals (GSK) and Apovia. GSK has secured significant funding from NGOs for its malaria vaccine RTS,S. We are also aware that Oxford (The Wellcome Trust Centre for Human Genetics) and GSK are jointly developing a malaria vaccine using live vector technology, and that this vaccine is in Phase I/IIa clinical studies. In addition, Oxford is conducting Phase I/II clinical studies with three additional malaria vaccine candidates based on live vector technology, as well as pre-clinical studies with one additional vaccine candidate based on live vector technology. We are aware that the Pasteur Institute is conducting Phase I/IIa clinical studies with its malaria vaccine candidate, which is based on Long Synthetic peptide technology (LSA 3).

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

Antibodies

Other biotechnology companies, including Celltech Group plc and Protein Design Laboratories, Inc., currently generate humanized antibodies, and Medarex, Inc., GenMab AG, and Regeneron produce fully-human antibodies from transgenic mice. MedImmune (formerly Cambridge Antibody Technology), MorphoSys AG and Dyax generate fully-human antibodies using phage antibody-display libraries that are similar to ours. Companies such as XOMA and SCA Ventures, Inc., a subsidiary of Enzon Corporation, are also working in the field of phage display libraries and related technologies.

In the area of infectious disease antibodies, potential competitors include serum antibody companies such as CSL and Baxter, and monoclonal antibody companies like MedImmune. For rabies specifically, our antibody product may offer an alternative to the existing rabies immune globulin products, both Human (HRIG) and Equine (HRIG), that are currently paired with rabies vaccine for effective post-exposure treatment.

Production of recombinant proteins and monoclonal antibodies

Monoclonal antibodies and recombinant proteins are produced by other companies on a variety of platforms. Simple proteins that do not demand extensive post-translational modifications are produced in bacterial systems (E. coli). For example, the human recombinant insulin is produced entirely on E. coli.

Management Report

Information on the Company

Monoclonal antibodies and complex recombinant proteins are produced mainly on mammalian cell lines, which are used for commercial production of monoclonal antibodies and other recombinant proteins by companies including Genentech, Biogen, Centocor, Amgen, Lonza and Boehringer Ingelheim. We are aware of a human cell line expression platform used for production of recombinant proteins, the 293 human cell line, which shares some of the advantages of the PER.C6 technology. The 293 human cell line is utilized by Eli Lilly & Company to produce a protein for the treatment of adult severe sepsis. The FDA and the EMEA have approved this product and it is currently available for use. We are aware that scientists have published research describing human cell culture systems that appear to have similarities to our PER.C6 technology.

In addition to microbial and mammalian cell culture systems, transgenics are also exploited for the manufacture of complex recombinant proteins. Transgenic plants are also used as a platform for the manufacture of monoclonal antibodies and complex recombinant proteins. Cell culture systems derived from plants are currently used as well, like moss and cultured plant cells, which are currently used for manufacturing recombinant proteins. None of the products produced in transgenics have reached the market yet.

Regulations applicable to the biopharmaceutical industry

We operate in a highly regulated industry. Our products require approval of government health authorities before they can be sold, and require significant pre-clinical testing before approval will be granted. Our research and development and production activities involve the use of hazardous materials, including chemicals and radioactive and biological materials, many of which we need special approval to obtain and all of which are subject to regulation regarding their handling and disposal. Environmental laws and regulations and laws and regulations relating to safe working conditions, laboratory conditions, and laboratory and manufacturing practices also apply to our operations. We conduct our operations in a manner designed to comply with applicable regulations and we believe that we have all the licenses and permits required to carry out our current activities.

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

Obtaining product approval is a costly and time- consuming process. All of our potential products, and those of our licensees, are either in research or development. Any products our licensees or we develop will require regulatory clearances prior to clinical trials and additional regulatory clearances prior to being produced and distributed commercially. These regulatory processes are generally stringent and time consuming. We expect the European Medicines Agency (EMEA) in the European Union, the FDA in the U.S., the College ter Beoordeling van Geneesmiddelen (CBG) in the Netherlands and comparable agencies in other countries to subject new biopharmaceutical products to extensive regulation. These regulatory requirements with which we and our licensees will have to comply will evolve over time due to the novelty of the biopharmaceutical products and therapies currently under development. Fortunately, the harmonization of these requirements is promoted at an international level (International Conferences on Harmonization (ICH)) to avoid unnecessary repetition of studies when seeking approval in various countries. Under the current definitions, we believe that products developed using our technologies will be regulated either as biological products or as drugs.

Before marketing a (bio) pharmaceutical product, companies require regulatory approval from the relevant authorities. To obtain this approval, pre- clinical and clinical trials must be conducted to demonstrate the safety and efficacy of the product candidates. Clinical trials are the means by which experimental drugs or treatments are tested in human volunteers. New therapies typically advance from laboratory research testing through pre- clinical testing and finally through several phases

Management Report

Information on the Company

of clinical human testing. On successful completion of the clinical trials and demonstration that the product can be manufactured in a safe and consistent manner, approval to market the biopharmaceutical may be requested from the EMEA in Europe, the FDA in the U.S. or their counterparts in other countries.

Clinical trials are normally done in three phases:

•       Phase I: First clinical trial of a new compound, generally performed in a small number of healthy human volunteers, to assess clinical safety, tolerability as well as metabolic and pharmacologic properties.

•       Phase II: Clinical studies that test the safety and efficacy of the compound in patients with the targeted disease with the goal of determining the appropriate doses for further testing and evaluating study design as well as identifying common side effects and risks.

•        Phase III: Large-scale clinical studies with several hundred or several thousand patients to establish safety and effectiveness for regulatory approval for indicated uses and to evaluate the overall benefit/risk relationship.

Our research and development and production activities are undertaken in a number of countries around the world. These activities are subject to strict regulatory requirements of national and supranational authorities in the countries in which they are undertaken such as requirements governing the testing, manufacturing and marketing of pharmaceutical products. In most countries, it is necessary to obtain an approval to market a pharmaceutical or medical product. The grant of such an approval is subject to a detailed evaluation of data submitted by the applicant related to the quality, safety and efficacy of the product. Many countries, including member states of the EU and the U.S., impose extensive testing and data submission requirements and conduct rigorous technical appraisals of product candidates. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant or require additional data before granting an approval to market a product even though the product may have been approved by another regulatory authority. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process.

Once a product is approved, the manufacturing and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacturing, safety, quality or efficacy or stability as well as changes in the characteristic of a product inherent to his biological origin may result in the imposition of restrictions upon the manufacturing and sale of such product, including at worst withdrawal of the product from the market and/or the revocation of the relevant regulatory approvals.

Prequalification applicable to the biopharmaceutical industry

National and regional governments rely on the prequalification granted to biopharmaceutical products by evaluative bodies such as the WHO and, in some cases, simply elect not to purchase products which have not been granted prequalification of approval.

The WHO Prequalification project is carried out to facilitate access to medicines that meet unified standards of quality, safety and efficacy for HIV/AIDS, malaria and tuberculosis.

Prequalification was originally intended to give United Nations procurement agencies, such as UNICEF the choice of a range of quality medicines. With time, the growing list of products (i.e. medicines) that have been found to meet the set requirements has come to be seen as a tool for anyone bulk purchasing medicines, including countries themselves and other organizations.

Any manufacturer wishing their medicines to be included in the prequalified products list are invited to apply. Each manufacturer must present extensive information on the product (or products) submitted to allow qualified assessment teams to evaluate its quality, safety and efficacy. The manufacturer must also open its manufacturing sites to an inspection team which assesses working procedures for compliance with WHO Good Manufacturing Practices (GMP).

The Prequalification project does not intend to replace national regulatory authorities or national authorization systems for importation of medicines.

Management Report

Information on the Company

Additional information on the Company

Legal proceedings

In the ordinary course of business, we have been and may become involved in disputes. Neither we, nor any of our subsidiaries, has been party to any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this document, a significant effect on our financial position or any of our subsidiaries nor, as far as we are aware, are any such legal proceedings pending or threatened, except for those disclosed in ‘Intellectual Property – Patent Enforcement and Proceedings’ in this section and the following matters:

Deductibility of research and development costs

In Italy, Berna Biotech Italia Srl. was subject to a tax audit for fiscal years 2001 and 2002. For the year 2001, a settlement was reached with the Italian tax authorities in 2007. For the year 2002, no settlement is reached. The tax authorities issued an assessment that deviates from the assessment in the tax return filed. We are challenging this assessment in court. We made a provision for the costs of additional taxes, penalties and interest, as well as lawyers’ fees, which we expect we will have to pay as a result. One of the items in dispute is the deductibility of the research and development costs we make in Italy. In the event that we lose the court case on this subject, the Italian tax authorities may challenge the deductibility of research and development costs for the years 2003 up until 2007. We consider it more likely than not that the research and development cost will be tax deductible.

Complaint filed by Korean landlord

The Group leases the property on which our Korean factory is build from our landlord, Green Cross Holdings Corp under a lease that expires in 2010, and which can be extended for an additional five years at our election. We are the only party entitled to terminate the lease.

Our landlord plans to surrender a portion of the land on which our Korean facility sits, to the local and regional authorities due to construction of a light railway and a subway line extension along with the potential urban development associated therewith. In 2007, we demolished a warehouse that was directly in the path of the construction of the subway line. Currently, none of our property is in the way of the construction projects. Our landlord has advised us it will stop providing utilities to us in early 2009. Furthermore, our landlord filed a complaint against us in November 2007, seeking the demolition of two more of our buildings at the Korean facility and delivery to them of the land on which those buildings are located. The suit alleges that there is an implied lease agreement for those buildings and the land on which they sit, which automatically terminated upon commencement of the subway line extension project. In January 2008, we submitted our answer to the Court, denying the landlord’s allegations on the grounds that there was no new (whether implied or express) agreement to demolish the buildings and deliver the relevant land. Such an agreement would be inconsistent with the long-term lease agreement which we and the landlord executed in April 2000. We expect this court case to last several years.

An unfavourable outcome of the court case may have a material adverse effect on our business, financial condition and results of operations.

Property, plant and equipment

Our corporate offices and research activities are located in facilities of approximately 8.700 square meters in Leiden, the Netherlands. The section of this building that we use in Leiden includes 3.500 square meters of laboratories, with BioSafety Level (BSL) 1, BSL 2 and BSL 3 labs. The remainder of the main building is divided into 2,800 square meters of office space and 2,400 square meters for storage, technical areas, washrooms, waste destruction and sterilization.

In addition, we lease 1200 square meters of space adjacent to the corporate main building. In 2007 we closed our pilot plant and production facility, which was located in a separate building in the Leiden BioScience Park.

In 2005, we began to construct a new GMP Process Technology Center of 5.400 square meters in Leiden. This new facility will be a BioSafety Level (BSL) 3 facility, in which two concurrent products can be produced, on either BSL 2 and/or BSL 3 safety level. The building will consist of 1,500 square meters of production space; 220 square meters of quality control labs; 185 square meters BSL 3 research and development labs; 80 square meters filling (up to 2,000 ampoules); 40 square meters of buffer and medium preparation; 310 square meters of offices; 350 square meters of storage and 2,715 square meters for utilities, washing area, waste destruction and sterilization and technical areas.

Management Report

Information on the Company

The new centre is named after Crucell co-founder Dinko Valerio, and is known as PTC Valerio Building. The PTC Valerio Building will give us the in-house capability to support vaccine, protein and monoclonal antibody process design and development, minimizing requirements for outsourcing. Bioreactors of 2, 10, 30 and 100-liter capacities have already been constructed off-site and are installed. There is also room for expansion, with multiple 100-liter wave-bags, disposable stirred tank bioreactors, and large scale down stream processing equipment and scale-up of fill and finish capacity.

When fully operational, the Valerio Building will meet the highest environmental and safety standards recommended for the laboratory activities to be conducted there. The facility must receive approval from the Dutch government to produce material for use in humans. Extensive precautions will be taken to ensure safety and continuity of operations. Product quality will be strictly monitored, maintained and administered in-house. The facility is currently scheduled to become operational in the first half of 2008.

Since our 2006 acquisitions, we also have office space, laboratories, production facilities, pre-clinical facilities and storage space in Switzerland, Spain, Germany, Sweden and Korea.

The following table sets out information regarding our main facilities outside the Netherlands:

Location	Use
Bern, Switzerland	Research and development
(two locations)	(including pre-clinical facilities)
8,618 m2 and production facilities
(12,427 m2); office space
(5,635 m2) and storage
buildings (15,988 m2) (owned)
Madrid, Spain	Production facilities
(1600 m2), storage buildings
(2400 m2) and office space/labs
(1409 m2) (owned)
Seoul, Korea	Development and
production facilities
(2,201 m2), pre-clinical facilities
(999 m2), storage facilities
(1,305 m2), office space
(1,819 m2) (leased until 2010)
Stockholm, Sweden	Development and
production facilities
(4,866 m2), pre-clinical facilities
(1606 m2), storage facilities
(5,990 m2), office space
(2,662 m2) (leased until 2020)

Our manufacturing facilities in Switzerland are FDA/EMEA-approved and are used primarily for the production of Inflexal V, Vivotif, Epaxal and mammalian cell culture-based products. One of our facilities also includes facilities for lyophilization and a Center of Mammalian Cell Culture, which is currently not in use.

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

In Sweden, our manufacturing facilities are EMEA/WHO-approved and are used for the production of Dukoral and the recombinant protein rCTB.

In 2007 € 27,156 was invested in property, plant and equipment compared to € 20,337 in 2006. The investments in 2007 mainly related to our new GMP production facility in Leiden, the Netherlands and investments in our facilities in Bern, Switzerland that will improve current production processes and allow in-house production of materials currently acquired from third parties.

In 2006 € 20,337 was invested in property, plant and equipment compared to € 17,137 in 2005. Investments were mainly related to building and equipping our new GMP production facility in Leiden, the Netherlands.

Insurance

We have in place general third party public and product liability insurance. Our policy has a limit of liability and has certain additional conditions to coverage and deductibles. We do not insure our phage antibody display library or PER.C6 master cell bank, though identical copies of the same cell bank are stored in multiple locations in Europe. We carry insurance relating to theft, fire and damage to the moveable assets within our facilities and other customary insurance coverage for most of our activities, including liability insurance coverage for the members of the Management Board, Management Committee and the Supervisory Board.

Management Report

Information on the Company

Employees

For a break-down of the employees by function and geography reference is made to note 5.1 ‘personnel expenses’ in the Financial Statements.

Material contracts

As of the date of this Annual Report, we are not party to any contracts (not entered into in the ordinary course of business) that are considered material to our results, financial condition or operations.

Dividends and dividend policy

Crucell N.V. has not paid any dividends in 2007. We do not intend to pay dividends on our ordinary shares for the coming years, and thereafter only on the condition that our financial performance is adequate and it is in the shareholders’ interest to pay dividends instead of investing the proceeds into the company. Any payment of future dividends and the amounts thereof will depend upon earnings, statutory and financial requirements and other factors deemed relevant by our management board, and will be subject to withholding tax in the Netherlands. In the event that we pay dividends in the future, holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with a deposit agreement dated October 26, 2000, between The Bank of New York and us.

Management Report

Risk Factors

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

We have incurred net losses since our incorporation. At December 31, 2007, we had an accumulated deficit of € 293.8 million (2006: 247.9 million). We may have net losses and net cash outflows in the future. Achieving profitability will depend, in part, on:

•         the rate of growth, if any, in our product sales and licensing revenues;

•         our ability, in the longer term, to obtain approval for current pipeline products and to develop potential products either on our own or through partnerships, collaborations or strategic alliances; and

•         the level of our expenses.

We may never generate sufficient revenues to achieve profitability. Growth of our revenues is dependent on expanding current product sales, obtaining approval of the products in our pipeline, the success of our technologies – in particular, PER.C6 – and on our success and that of our licensees in developing commercially successful products based on our technologies. Revenue growth related to our existing products may be dependent on factors beyond our control as discussed below under ‘– Our products may fail at any stage of development or after market introduction due to factors beyond our control.’ Further, we do not have control over the ability of our licensees to develop commercially successful products based on our technologies. We expect to continue to invest in research and development to enhance our technologies and develop potential products. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We have used substantial capital in our business in the past, and we may need to raise additional capital in the future. If we do not raise this additional capital, we may be unable to acquire other companies or assets we would like to or may have to scale back certain research and development activities.

In the past, we have had to raise additional funds to acquire other companies and assets and continue the research and development of our technologies and potential products. For example, to fund our research and development, we raised net proceeds of € 50.1 million in a private offering of our ordinary shares in 2005, to accelerate our product development, especially in the field of antibodies and therapeutic proteins. To make acquisitions, we have raised additional capital and issued new shares. In February 2006, we issued 16.7 million ordinary shares in connection with our acquisition of Berna Biotech and in November 2006, we raised gross proceeds of € 80 million in a private offering of our ordinary shares to fund the acquisition of SBL and BPC and repay outstanding mortgage loans previously incurred by Berna Biotech.

We expect that our future capital requirements will continue to be substantial. Changes may occur that would consume available capital resources significantly sooner than we currently expect. We may seek additional funding through public or private financing (including debt or equity financing), strategic alliances or other arrangements. We may not have access to additional financing and, if we do, it may not be on favourable terms. If we fail to raise sufficient funds, we may have to forego acquisitions, reduce our capital expenditures, scale back our potential product development, reduce our workforce and license potential products or technologies to others that we otherwise would seek to commercialize ourselves.

Our results fluctuate as a result of seasonality in our business, particularly with respect to our flu vaccine product.

Our influenza vaccine, Inflexal V, accounts for a significant proportion of net sales from our vaccines business. The market for flu vaccines is extremely seasonal. There is a narrow window of time for production, regulatory approval and marketing of flu vaccines. Possible delays in stock availability or marketing of the Inflexal V vaccine could have a significant negative effect on us, since a majority of the distribution and sales occurs during only a few weeks in the third and/or fourth quarter

Management Report

Risk Factors

of every year. Potential delays in any step of the regulatory approval, production and marketing process could result in a significant sales reduction for us. In addition, the antigen necessary to produce influenza vaccine is in limited supply, and we generally rely on a single source for our supply of this antigen. Any interruption or delay in our antigen supply could have a materially adverse effect on our sales of Inflexal V and negatively impact our earnings and financial position.

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

There are inherent risks in the business of biotechnological development and production in connection with the development of biological products. Pre-clinical testing, clinical research and regulatory approval of a pharmaceutical or medical product is a very lengthy and costly process, and there is a significant risk of failure at each stage of the process, should issues arise with respect to the efficacy or safety of a product. In particular, pre-clinical and early clinical studies cannot ensure efficacy for humans, and human studies are thus required for vaccine development. Such studies may, however, fail to prove the efficacy of the product candidates and are at constant risk of suspension for posing unreasonable health risks. There can be no assurance that any product candidate in our pipeline will either reach or successfully complete the clinical research process. Although a product reaches a later stage of development and offers a reasonably high probability of success relative to products in earlier stages of development, the chances of failure remain significant. We have had products fail at later stages of development in the past. Any or all of our current later-stage products could fail to be proved sufficiently safe or effective to be brought to market or could fail to receive necessary regulatory approvals. Such failures could have a material adverse effect on our business and prospects.

Even if the products currently in later-stage development are introduced, there can be no assurance that a market for such products will develop or be sustained. If a market does develop, there can be no assurance that our existing facilities and resources will be sufficient to meet demand. Accordingly, there can be no assurance that we will realize any potential benefits that may be associated with our later-stage development product portfolio.

If we or our licensees or our partners do not develop commercially successful products, we may fail to realize significant sales and royalty revenues in future years.

Very little data exists regarding the safety and effectiveness of the type of potential products that we, our licensees and our partners are developing. All of our potential products, and those of our licensees and partners, including those based on our PER.C6 technology, are either in research or in pre-clinical or clinical development. We and our licensees may not succeed in developing commercial products that are safe and effective, meet applicable regulatory standards, are capable of being manufactured at reasonable cost, or can be marketed successfully.

Development of products requires significant investment, including pre-clinical and clinical testing, to demonstrate their effectiveness prior

Management Report

Risk Factors

to their commercial distribution. To a certain extent, we are dependent on the research and performance of third parties to bring potential products to market. We and our licensees and partners must conduct a substantial amount of additional research and development before any regulatory authority will approve any of our or their potential products. Our research and development or that of our licensees and/or partners may not establish that our technologies or our or their potential products are safe and effective, in which case regulatory authorities may not approve them. Further, our government and university licensees and collaborators may have goals, such as academic publication or data collection, that are not solely focused on producing marketable products. Problems frequently encountered in connection with the development and use of new and unproven technologies and the competitive environment in which we and our licensees and partners operate may further limit our and their ability to develop commercially successful products.

If our licensees or partners do not continue to use our potential products, PER.C6 technology or our other technologies, or if they terminate their agreements with us, we will earn less or no revenue from our agreements with them.

License, service and manufacturing revenues and government grants from our potential products, PER.C6 and other technologies have accounted for a substantial portion of our revenues in the past and we expect that they will continue to comprise a portion of our revenues for the foreseeable future. If our current or prospective partners or licensees do not continue to use our potential products or technologies, or if they terminate their relationship with us, we may not be able to continue to realize the revenues related to those partners or licensees. In particular, our current or prospective licensees or partners may use or develop alternative technologies or develop competing products or potential products independently or in collaboration with others, including our competitors. If any of our licensees or partners become involved in a business combination or other major corporate transaction, this could cause a strategic shift in their business focus and the technologies they use. Our agreements with our licensees do not routinely require them to dedicate resources to developing and distributing commercial products based on our technologies. Furthermore, our licensees or partners may generally terminate their agreements with us on short notice. If they do terminate their agreements with us, we may not be able to enter into new arrangements with other parties to replace those agreements. During 2007, existing licenses with 18 licensees were not renewed.

We are dependent on a small number of products for a majority of our revenues and expect this dependence to continue for the foreseeable future.

We are dependent on a small number of products that account for the majority of our revenues. By the end of 2007, our core product portfolio consisted of six vaccines, namely Quinvaxem and Hepavax-Gene (paediatric vaccines), Inflexa l V (influenza), Dukoral, Epaxal and Vivotif (travel vaccines). The aggregated revenues for our core product portfolio amounted to € 149,297 in 2007 and represent 84.1% of our total product sales. In particular, we will be dependent on sales of Quinvaxem and Inflexal V.

If these products were to become subject to any problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if new, more effective treatments should be introduced, we could experience a significant decrease in revenues and an adverse effect on our financial results. The general demand for our travel vaccines is driven by the number of travellers and their travel pattern. A terrorist act, war or natural disaster could significantly negatively impact both number of travellers and travel pattern for travellers coming, which could have an adverse effect on our financial results.

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

Management Report

Risk Factors

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

A number of our license agreements provide that if more favourable royalty terms are granted to another licensee pursuant to a license of substantially the same scope, the initial licensee will also be entitled to the more favourable terms. A licensee may claim that other license agreements contain more favourable terms and that we should extend these terms to it. This may lead to a licensee disputing the amounts payable to us.

An inability to attract and retain qualified personnel could adversely impact our business.

We may not be able to recruit and retain the qualified personnel necessary to develop our core technologies and potential products and execute our business plan. There is currently a shortage of skilled executives, scientific personnel and intellectual property and regulatory experts in our industry, particularly in the markets in which we operate. We believe this shortage is likely to continue. As a result, competition for skilled personnel is intense. Competition for experienced executives, scientists, developers and manufacturers of pharmaceutical products, and other experts from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms or may significantly increase our labour costs. The inability to attract and retain highly skilled personnel on acceptable terms could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We require a reliable supply of crucial materials for the production of our products and for our serum- free medium. Some of these supplies are provided by a limited number of third party suppliers and some of these supplies we produce or are planning to produce ourselves. Any interruption in certain supplies would interrupt our production and ability to conduct research and product development.

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

In addition, we rely on third-party suppliers including CSL and Novartis for the supply of crucial materials for the production of some of our marketed products or those under development, including starting materials as well as antigens present in the final product. This includes, but is not limited to, the supply of A-Singapore flu antigen for the production of the currently marketed hepatitis A vaccine Epaxal, flu antigen for the production of the currently marketed flu vaccine Inflexal V and DiTewPHiB antigen for the currently marketed pentavalent vaccine Quinvaxem. Any interruption or termination of these supply relationships may have adverse effects on our ability to produce and supply these products as well as on our ability to launch new products in development and thus on our overall results.

Management Report

Risk Factors

In addition, our agreement with CSL for the supply of flu antigen for the production of our flu vaccine Inflexal V will terminate as of December 31, 2009. Due to the shortage of antigen production capacity worldwide, we expect that it may be difficult to establish a new contract for the supply of flu antigen on the terms and conditions we currently have. We have explored the availability of alternative sources and believe sufficient antigen supplies will be available. However, if we are unable to establish a new supply agreement, or are only able to establish a new agreement on less favourable terms and conditions, it could increase our costs, and there is no guarantee that we would be able to pass on these increased costs to our customers.

The manufacture and distribution of our products is technically complex. Supply interruptions, product recalls or inventory losses caused by unforeseen events, cold chain interruption and testing difficulties may reduce sales, delay the launch of new products and adversely affect our operating results and financial condition.

Our products are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes as well as strict company and government standards for the manufacture of our products subject us to production risks. For example, during the manufacturing process, defects in equipment or infrastructure may generate production delays. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. Our vaccine products in particular are subject to the risk of manufacturing stoppages or the risk of loss of inventory because of the difficulties inherent to the aseptic processing of biological materials at this stage. Any of those circumstances may arise in our own production facility and those of our suppliers. Vaccine components cannot be sterilized nor can conservative agents be added to the manufactured vaccine. If our products were to be contaminated by micro-organisms, it could result in the rejection of entire batches of finished vaccine, which would result in lost sales and possibly product recall, if contaminated vaccines have been shipped to customers.

Most of our products must be stored and transported at temperatures within a certain range, which is known as ‘strict cold chain’ storage and transportation. If these environmental conditions deviate, our products’ remaining shelf-lives could be impaired or their efficacy and safety could even become so impaired that they are no longer suitable for use. Further, most of our products are subject to additional testing upon receipt, both by our customers and by governmental agencies that regulate drugs in the markets in which we sell our products. Due to significant lab-to-lab variability of certain type of tests, in particular tests on biological products such as ours, batches of products may not be cleared by customers or these agencies, despite our having successfully tested them at the end of the manufacturing process. Failed tests may of course lead to customers rejecting delivery of the product or government agencies not releasing the product for marketing.

The occurrence or suspected occurrence of production, distribution and testing difficulties can lead to lost inventories, and in some case product recalls, with consequential reputational damage and the risk of product liability. See ‘– We may have significant product liability exposure, and our product liability insurance may be inadequate to cover product liability or other claims against us’. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and the delay of new product launches.

We rely only on one manufacturing site for each of our product. The marketing and authorization of biologicals, in particular vaccines, is strongly linked with the production facility and the equipment used, which are part of the regulated manufacturing process. With the exception of the filling process all our products are produced only at one site in a dedicated building. As such we are vulnerable to any event that could interrupt our production. Transferring a production in a new site would take a long time which could not be overcome with our product on stock due to the short shelf life of biologicals.

We rely on our manufacturing facilities in Korea to produce all of our supplies of Quinvaxem, and any events or disputes concerning that facility that interrupt, reduce or terminate production there may harm our business.

Our manufacturing facility in Korea is our sole source of our supplies of our Quinvaxem vaccine. As such, we are vulnerable to any event there that interrupts, reduces or slows our production of

Management Report

Risk Factors

Quinvaxem. For example, we could experience natural disasters such as floods or storms or work slow-downs or work stoppages by our employees. In addition, we lease the property on which our factory is build from our landlord, Green Cross Holdings Corp under a lease that expires in 2010, and which can be extended for an additional five years at our election. We are the only party entitled to terminate the lease. Our landlord also provides our utilities, such as access to water and electricity, at the site. Over a somewhat longer term, we intend to relocate our facilities to another site in Korea and preparations for an eventual move to another site are ongoing.

Our landlord plans to surrender a portion of the land on which our Korean facility sits, to the local and regional authorities due to construction of a light railway and a subway line extension along with the potential urban development associated therewith. In 2007, we demolished a warehouse that was directly in the path of the construction of the subway line. Currently, none of our property is in the way of the construction projects. Our landlord has advised us it will stop providing utilities to us in early 2009. Furthermore, our landlord filed a complaint against us in November 2007, seeking the demolition of two more of our buildings at the Korean facility and delivery to them of the land on which those buildings are located. The suit alleges that there is an implied lease agreement for those buildings and the land on which they sit, which automatically terminated upon commencement of the subway line extension project. In January 2008, we submitted our answer to the Court, denying the landlord’s allegations on the grounds that there was no new (whether implied or express) agreement to demolish the buildings and deliver the relevant land. Such an agreement would be inconsistent with the long-term lease agreement which we and the landlord executed in April 2000. We expect this court case to last several years. We are currently engaged in negotiations with the local and regional authorities to determine the exact impact of the construction projects on our facilities, as well as the exact nature of the compensation we are to receive. While we may be entitled to at least partial compensation for any of our leasehold that the authorities condemn, our predecessor signed certain waivers in relation to the right to receive such compensation, as a condition to receiving permission to build the facilities. We may not be able to successfully challenge these waivers in court and, in turn, may not be legally entitled to full compensation for any condemnation by the authorities. We also prepare for utilities in our own right. We can not guarantee that we will be successful in connecting to such utilities, nor can we assure you that any possible compensation we receive from authorities or third parties will be sufficient to cover all of our expense.

If our lease were terminated prior to its expiration, we were forced to demolish additional buildings or we were otherwise forced to leave the land, we would have to interrupt production of Quinvaxem, manufacture it at another of our facilities, build another facility to manufacture it or find a third party to manufacture it. We would incur substantial costs if we were to have to either move production to a different facility or build a new facility without necessarily being compensated for those expenses. Further, there is no guarantee that we could find a suitable third party to manufacture our vaccine or that if we did find one, we could enter into an agreement with them on favourable terms or at all. If we were to suffer any interruption, including a permanent one at our Korean facility, this would reduce our sales of Quinvaxem, may increase our expenses and, in turn, have a material adverse effect on our business, financial condition and results of operations.

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

Management Report

Risk Factors

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

Risks related to our industry

We face competition in discovering, commercializing and licensing new technologies from biotechnology firms in Europe, the U.S. and elsewhere. This competition may limit our ability to derive revenues from our technologies and development programs.

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

Management Report

Risk Factors

We may have significant product liability exposure, and our product liability insurance may be inadequate to cover product liability or other claims against us.

Like other manufacturers active in the biopharmaceutical industry, we may be exposed to product liability and other claims if third parties allege that our technologies, potential products or future products have caused harm. If a third party successfully sues us for an injury caused by our products, potential products or products developed using our technologies, our liability could exceed our total assets. This risk may be more pronounced in the case of the prophylactic vaccines and blood-derived products, which constitute our marketed products, than with respect to other pharmaceutical and medicinal products generally. Suits against us arising out of clinical trials may increase as more licensees utilize our technologies or potential products, thereby lessening our control over the manner of use of such technologies and potential products. We maintain product liability insurance in respect of all marketed products. We may seek to obtain additional product liability insurance in the future, though such additional insurance may be prohibitively expensive, or may not cover all of our potential liabilities. If we are unable to obtain sufficient insurance coverage at an acceptable cost or if we are otherwise unable to protect ourselves against potential product liability claims, this could prevent or inhibit the commercialization of products that we or our licensees develop. We are currently involved in a small number of product liability cases related to products that our subsidiary Berna Biotech marketed in the past. While we cannot predict the outcome of these cases, we do not believe that, if decided against us, any of these matters would have a material adverse effect on our business, financial condition or results of operations.

If ethical, legal and social issues related to the use of genetic technology, human based materials and pre-clinical and clinical testing negatively affect regulatory approval, patentability or market acceptance of our core technologies and of the products developed using these technologies, we would not be able to generate revenues from those products or our technologies.

The use of genetic technology and materials derived from human foetal tissue, such as PER.C6 technology, raises many ethical, legal and social issues that could hinder regulatory approval, patentability or market acceptance of its technologies and products developed using them. Further, public expressions of concern and adverse events involving new biopharmaceutical technologies or products (such as stem cells or genetically modified foods or organisms) could result in greater governmental regulation of its existing technologies and potential regulatory delays relating to the testing or approval of our own or our licensees’ potential products. Any of these factors could generate negative publicity or other adverse consequences regarding its business or industry, and could reduce or eliminate the potential markets for our own or our licensees’ potential products.

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

Third parties may bring claims relating to improper handling, storage or disposal of the hazardous materials we use in our business, which may require us to spend significant time and financial resources to defend against claims and to pay damages if we are found liable.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our BioSafety Level III (BSL-III) laboratory facilities allow us to work on-site with hazardous materials like West Nile virus. Our operations also produce hazardous waste products. Given the inherently dangerous nature of certain of the materials we may work with in our BSL-III laboratory facilities and other hazardous materials incident to our work,

Management Report

Risk Factors

we cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Various laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages and significant adverse publicity in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may make us adopt more labour intensive, time-consuming or complicated practices or procedures in connection with our research, development or production activities.

We may be unable to obtain regulatory approval to manufacture and market our new products and may have regulatory approval of the manufacture and marketing of our existing products revoked.

Regulatory bodies such as the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMEA), the European Commission and comparable authorities elsewhere regulate the market introduction of biopharmaceutical products, while non-governmental bodies such as the World Health Organization (WHO) evaluate biopharmaceutical products in order to (pre)qualify those products for purchase by national or regional governmental bodies and large non-governmental purchasing organizations. To be approved for market introduction, a product candidate must undergo extensive testing, which can take many years and require substantial expenditures. The costs of pursuing and securing regulatory approval are increasing, necessitating additional regulatory compliance expenditure on our part. Required testing and trials include a review of the underlying technologies (including the cell line on which companies produce biopharmaceuticals) and are particularly rigorous with respect to vaccines. Product development involving new technologies is highly uncertain. In addition, different regulatory authorities may impose different conditions upon the marketing of a given product or may refuse to grant, or require additional data before granting, an approval to market a product even though the product may have been approved by another regulatory authority. Finally, national and regional governments rely on the (pre)qualification and/or approval granted to biopharmaceutical products by evaluative bodies such as the WHO and, in some cases, simply elect not to purchase products which have not been granted (pre)qualification of approval. These evaluative bodies also require extensive information about the product and its market introduction test results prior to granting approval or (pre)qualification. There can be no assurance that regulatory approvals will ultimately be obtained to manufacture and market any such product candidates in which we are, or may in the future be, interested. Further, there can be no assurance that evaluative body approval or (pre)qualification will be obtained.

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

Once a product is approved, the manufacture and marketing of the product remains subject to periodic review. Changes in applicable regulations, breaches of regulatory requirements or the discovery of problems related to the manufacture, safety, quality, efficacy or stability of a product, as well as changes in the characteristic of a product inherent to his biological origin, may result in the imposition of fines or restrictions upon the manufacture and sale of such product, including in the worst case withdrawal of the product from the market and/or the revocation of the relevant regulatory approvals. If the relevant regulatory authorities do not approve products developed using our technologies, or revokes approval of our existing products, we may not receive any licensing or royalty revenues, which may have a material adverse impact on our business, financial condition, results of operations and prospects.

Management Report

Risk Factors

Any potential health risks associated with our products or products produced using our technologies may lead to significant adverse regulatory and market consequences.

The possibility of product failure or adverse side effects poses a variety of risks for manufacturers of pharmaceutical and medical products. These risks may be more pronounced in the case of the prophylactic vaccines that constitute our core products than with respect to other pharmaceutical and medical products generally. Because prophylactic vaccines are administered to healthy subjects, any adverse health consequences associated with such administration may be perceived as less tolerable than side effects associated with the treatment of disease. Accordingly, there can be no assurance that even relatively minor potential health risks associated with our products will not give rise to adverse regulatory action, and/or negative market perception of us and our products, resulting in a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, if even a few of our partners or licensees experience development difficulties or failures while using our technologies, such as PER.C6, AdVac, MAbstract or STAR, other market participants, including existing or potential partners or licensees, could consider such difficulties or failure a result of our technologies and cause such participants to end partnerships, terminate licenses or never enter into either with us.

Our efforts to protect our intellectual property rights or to defend ourselves against any claims of infringement may be costly and, if unsuccessful, we may be barred from using or licensing our technologies.

Our commercial success depends in part on our ability to obtain and maintain adequate protection of our intellectual property rights, including patents, in our technologies and potential products in Europe, the U.S. and elsewhere. However, the patent positions of technology-based enterprises like us are subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and priority of a particular patent. There can be no assurance that we will develop products that are patentable, that patents will be granted under pending or future applications or that patents granted to us or our collaborators will be of sufficient breadth to provide adequate protection against competitors with similar technologies or products or will not be successfully challenged. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and any potential products we develop and erode our competitive advantage and/or erode the value of our technologies.

Our inability to adequately protect and/or enforce our products and technologies in emerging economies, such as India and China, may give rise to competition from and in those territories, which would have an adverse effect on our ability to sell products and/or maintain economically healthy price levels. In addition, our ability to sell products at economically viable price levels may be subject to imported competing products manufactured in low cost economies. We may not be able to use our intellectual property to prevent manufacture of competing products to underdeveloped or developing countries, because of WTO inspired compulsory licensing regimes.

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

We routinely monitor the public disclosures of other companies operating in our industry regarding their technological development efforts to ensure that we do not undertake activities that infringe their intellectual property rights and to monitor whether those companies’ activities may infringe our intellectual property rights. Due to the inherent imperfections of patent searching, we can never be certain that our monitoring will be exhaustive, and it is possible there may be third party intellectual property rights of which we are not yet aware. If we determine that other companies’ technological development efforts violate our intellectual property rights, we intend to take appropriate action. We are aware of a few patents held by third parties which are potentially relevant to our past, current or anticipated activities. We believe that our current activities do not infringe any valid claims of these patents. Third parties, however, may seek to enforce patents against us and a court may find against us. Enforcing intellectual property rights against others or defending ourselves against claims of

Management Report

Risk Factors

infringement can be very expensive, and any action in which we are involved could result in substantial costs and diversion of management and technical personnel and resources.

Other companies are and may become involved in proceedings regarding patents that cover technologies related to ours. The outcome of any intellectual property proceedings in which we or they are involved could effectively block our ability to further use or license our technologies or enter into co development arrangements. It could also impair our or our licensees’ ability to develop and commercialize potential products or products, and could result in the award of substantial damages against us. In the event of an unfavourable outcome in litigation, we may need to obtain licenses or redesign our technologies or potential products to avoid infringement. In the event that we must cease using a technology, we could encounter delays in license revenue generation, milestone or royalty payments or product introductions while we attempt to develop alternative technologies or potential products. If we do not succeed in such attempts, we may be forced to cease operations. In addition, if litigation results in a successful challenge to one of our patents, then competitors could be free to use the subject matter covered by the patent, or we may need to license the technology to others in settlement of such litigation.

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

Our articles of association have, in accordance with the laws of the Netherlands, protective effects. Among other things, our articles of association provide that our Supervisory Board may make binding nominations for the election of its board members, and only a shareholders’ resolution approved by an absolute majority of the votes cast, representing more than one-third of our outstanding shares, can set the nominations aside. Furthermore under Dutch law, we may issue preference shares to a foundation, Stichting Preferente Aandelen Crucell, or the Preferred Foundation, giving it preferred dividend rights and diluting the voting rights held by the holders of the other classes of shares. The Preferred Foundation has an option to acquire a number of preference shares equal to the number of our outstanding shares. The chairman of our Supervisory Board, Jan Oosterveld, and four independent members comprise the board of the

Management Report

Risk Factors

Preferred Foundation. These and other provisions in our articles of association may have the effect of delaying, deterring or preventing unfriendly action that might otherwise be in the best interest of our shareholders or offer them the opportunity to sell their ordinary shares or ADSs at a premium over the market price. See ‘Other information’ and ‘Articles of Association and Share Capital’ for additional information regarding the preference shares and our articles of association.

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

Dutch law and our articles of association govern issues regarding the legal organization, internal constitution, corporate authority and the liability of members of our Management Board and Supervisory Board. Most of our offices and assets are located outside the U.S. In addition, a majority of the members of our Supervisory Board, all of the members of our Management Board and management team are residents of, and most of their assets are located in, jurisdictions outside the U.S. As a result, it may be difficult to serve process on us or these persons within the U.S. It may also be difficult to enforce a U.S. court judgment against them in a U.S. court or in a Dutch court or to enforce a Dutch court’s judgment against them in a U.S. court. This can include actions under the U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions located outside the U.S., liabilities under the U.S. securities laws. For a more complete discussion of potential difficulties in protecting your rights, see ‘Articles of Association and Share Capital — Enforcement of Civil Liabilities’.

Our ordinary shares and ADSs may have a highly volatile trading price. You may not be able to resell your ordinary shares or ADSs at or above the price you pay for them, the ADSs may vary in value, and our share price may render us vulnerable to a takeover bid.

Our ordinary shares are listed on NYSE Euronext Amsterdam’s Eurolist by Euronext (also called the Amsterdam Stock Exchange) and on the SWX Swiss Exchange, while our ADSs are listed on the Nasdaq Global Select Market. An active trading market for our ordinary shares or ADSs may not continue to be sustained. The ADSs’ low closing price during 2005, 2006 and 2007 has been $ 12.30, $ 17.27 and $16.08 respectively, and the closing price as of April 25, 2008 was $ 18.97. The trading prices of ordinary shares of biotechnology companies in general have experienced significant volatility in the past and are likely to continue to be volatile. In addition, any negative change in the public’s perception of the prospects of biotechnology companies could depress our ordinary share or ADS price regardless of our results of operations. Other broad market and industry factors may affect the trading price of our ordinary shares and ADSs, regardless of our performance.

We believe that we were or may have been a passive foreign investment company before 2005, causing certain adverse U.S. tax rules to apply to U.S. holders that held our ordinary shares or ADSs before 2005.

Although we believe that we were not a ‘passive foreign investment company’ or ‘PFIC’ for U.S. tax purposes with respect to the year 2007 and also do not anticipate becoming a PFIC with respect to the year 2008 or thereafter, we believe that we were or may have been a PFIC with respect to the years before 2005. If we were a PFIC in the past, U.S. holders that held our ordinary shares or ADSs at any time during the years when we were treated as a PFIC and did not make a mark-to-market election or a qualified electing fund (‘QEF’) election will generally continue to be subject to certain adverse U.S. federal tax rules (the ‘PFIC rules’), even though we later ceased to qualify as a PFIC. In order to avoid being subject to these rules in the future,

Management Report

Risk Factors

affected U.S. investors may wish to make a deemed sale election with respect to our ordinary shares or ADSs. The PFIC rules are extremely complex, and U.S. investors are urged to consult their own tax advisers regarding the potential consequences to them of making the deemed sale election. See ‘Information for shareholders and investors – Taxation of U.S. Investors – Passive Foreign Investment Company Rules’.

Management Report

Operating and Financial Review and Prospects

Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our financial statements and the notes thereto included elsewhere in this Annual Report. We refer to ‘Forward-looking statements’ as well as to ‘Risk factors’ for certain factors that may affect our operating results. Unless otherwise mentioned all amounts in this section are in thousands of Euro, except share and option data.

General

We are a fully integrated biopharmaceutical company, focused on developing, producing and marketing vaccines and antibodies against infectious diseases for private and public markets worldwide. We have a portfolio of well-known vaccines and a pipeline of potential new vaccines and antibodies. We combine proprietary technologies to discover, develop and produce a variety of vaccines and antibodies to combat infectious diseases.

Summary of the full year financial results

Total revenue and other operating income for the year ended December 31, 2007 were € 213.1 million, which represents a more than 50% increase over the € 140.9 million in revenues and other operating income reported in 2006. The increase in total revenues is mainly attributable to sales of paediatric and travel vaccines. Total operating expenses amounted to € 129.8 million. R&D expenses of € 64.0 million reflect continued focus on (pre-)clinical development. Reported loss over 2007 amounted to € 45.9 million, which includes an € 18.3 million purchase price allocation accounting charge.

Cash and cash equivalents at December 31, 2007 were € 163.2 million (2006: € 157.8 million).

Acquisitions and divestments

In early 2006, Crucell acquired 98.4% of the Swiss biotech company Berna Biotech AG (Berna Biotech) in a share exchange. In September 2006, we acquired the remaining 1.6% minority interest in Berna Biotech. In October 2006 we purchased the assets and liabilities of Florida-based Berna Products Corp. (‘BPC’) from Acambis plc. In November 2006, we acquired Stockholm-based SBL Vaccin Holding AB (‘SBL’), a fully integrated independent biotechnology company, from the private equity firm 3i and the financial group SEB.

Our 2006 financial results included one month of SBL’s financial results, three months of BPC’s financial results and ten months of Berna Biotech’s financial results. Our 2007 results were significantly impacted by our 2006 acquisitions as the consolidated results of the acquired companies are now included for a full year for the first time.

The impact of the 2006 acquisitions on our 2007 and 2006 financial results is as follows:

in thousands of Euro

	2007	2006
Revenue	184,225	104,741
Gross margin	63,589	21,223
Other income	3,779	1,934
Total operating expenses	(65,971)	(84,767)

Segments

In 2007 Crucell established two segments, a vaccines segment and a proteins segment. The Company’s segmentation is based on our internal management reporting:

•         Vaccines: developing, producing and marketing vaccines worldwide to combat infectious diseases;

•         Proteins: leverage Crucell’s novel, proprietary technologies to develop monoclonal antibodies to combat infectious diseases.

The Company realized total revenues of € 203,786 of which 95.8% relate to the vaccines segment and 4.2% relate to the proteins segment. The proteins segment includes some trade goods sales, but mainly consists of several candidate products in the pre-clinical phase and one product in the clinical phase (rabies). It will take several years before the first of these programs will reach the market. Therefore revenues in the proteins segment are limited compared to the vaccines segment.

Research and development costs of € 63,995 of which 75.0% relate to the vaccines segment and 25.0% to the proteins segment. The operating loss of € 51,555 can be split into an operating loss segment of € 28,714 in the vaccines segment and an operating loss of € 22,841 in the proteins segment.

The establishment of a vaccines segment and a proteins segment also changed the composition of units to which goodwill had previously been allocated. The total goodwill recognized of € 44,377 is now fully allocated to the vaccines segment.

Management Report

Operating and Financial Review and Prospects

Economic and industry-wide factors

Various economic and industry-wide factors are relevant to us and could affect our business, including the factors set forth below.

Our financial strength and ability to adapt to the current market and economic conditions are dependent, in part, on the success of our existing products, the cost of bringing novel products to market, the success of our licensees in developing commercial products using our technology, and effective management of our working capital.

Our business will depend in significant part on our ability to successfully develop innovative new products. Product development, however, is highly uncertain and very expensive, requiring significant investments in research, development and manufacturing elements. Identifying product candidates to study in clinical trials requires significant investment and may take several years. In addition, the clinical trial process for product candidates is usually lengthy, expensive and subject to high rates of failure throughout the development process. As a result, a majority of the clinical trial programs for product candidates are terminated prior to applying for regulatory approval. Even if a product receives FDA or other regulatory approval, such approval could be conditioned on the need to conduct additional trials, or we could be required to or voluntarily decide to suspend marketing of a product as a result of safety or other events.

Our industry is subject to extensive government regulation, and we must make significant expenditures to comply with these regulations. Governmental requirements regulate, among other things, the development, testing, research, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, quality control, adverse event reporting, advertising, promotions, sale and distribution of our products.

Our business success is dependent in significant part on our success in establishing intellectual property rights, either internally or through in-license of third-party intellectual property rights, and protecting our intellectual property rights.

If we are unable to protect our intellectual property, we may not be able to compete successfully and our sales and royalty revenues and operating results would be adversely affected. Our pending patent applications may not result in the issuance of valid patents or our issued patents may not provide competitive advantages or may be reduced in scope. Proceedings to our protect intellectual property rights are expensive, can, and have, continued over many years and could result in a significant reduction in the scope or invalidation of our patents, which could adversely affect our operating results.

2007 was a weaker flu season in our major markets in Europe compared to 2006, which adversely impacted sales for our respiratory vaccines.

Our sales are exposed to seasonal variations, and the majority of our sales are made in the second half of the year. This is specifically the case for our influenza vaccines as vaccination programs mainly take place in the second half of the year. Furthermore, our travel vaccines sales are subject to seasonal travel patterns.

To be successful, we must retain qualified clinical, scientific, marketing, administrative and management personnel. We face significant competition for experienced personnel. The number of employees increased by 53 employees from 1,073 employees at December 31, 2006 to 1,126 employees at December 31, 2007.

Management Report

Operating and Financial Review and Prospects

Critical accounting policies and estimates

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our financial statements. Our most critical policies and the methods, estimates and judgments used are disclosed below.

Revenue recognition

In general, revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the amount of revenue and the cost (to be) incurred in the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added taxes and duties.

Revenues are recognized on a gross basis when the Company acts as the principal in an arrangement. Revenues are recognized on a net basis when the Company acts as agent.

Goods or services traded for items of a similar nature are not regarded as transactions that generate revenue. Goods or services traded for dissimilar items are regarded as transactions that generate revenue.

Product sales

Revenue from product sales is recognized when:

•        The significant risk and rewards of ownership of the products have passed to the buyer,

•        The Company does not retain either managerial involvement to the degree usually associated with ownership or effective control over the goods sold,

•        The amount of revenue and the cost (to be) incurred in the transaction can be measured reliably; and

•        It is probable that the economic benefits associated with the transaction will flow to the entity.

Discounts, rebates and returns

At the time sales revenue is recognized, we also record estimates for revenue deductions, including discounts, rebates and product returns. We report net sales after deducting all sales deductions from gross sales revenue. The following table identifies the items that reduced our gross product revenue as at the end of the periods ended December 31, 2007, 2006 and 2005.

In thousands of Euro

	2007	2006	2005
Product sales, gross	179,395	105,059	—
Discounts and rebates	626	291	—
Returns	1,200	850	—
Total discounts, rebates and returns	1,826	1,141	—
Product sales, net	177,569	103,918	—

Prior to January 1, 2006, the Company did not have any discounts, rebates and/or returns because it was not engaged in product sales prior to the 2006 business acquisitions.

Discounts and rebates

Discounts include prompt payment discounts and charge backs. In 2007, our discounts and rebates amounted to € 626.

We generally offer our U.S. wholesalers a prompt- pay cash discount as an incentive to remit payment in full within one month after the date of an invoice. Prompt-pay discount calculations are based on the gross amount of each invoice. We account for these discounts by reducing product sales by the estimated discount amount when the product is sold.

Wholesaler chargebacks, customary in our industry, are arrangements that relate to contractual agreements to sell products to Group Purchasing Organizations (GPOs) in the U.S. at fixed prices that are lower than the list prices we charge wholesalers. When the GPOs purchase our products through wholesalers at these reduced prices, the wholesaler charges us for the difference between the price the wholesaler paid to us and the price at which they sold the products to the GPO. Accruals for wholesaler charge backs closely approximate actual results because charge back amounts are fixed at the date of purchase by the GPOs. As the charge backs are settled within a short time of incurring the liability the outstanding accruals are relatively low.

We offer rebates primarily in connection with attainment of sales targets by wholesalers and large retailers in contractually agreed percentages. The rebates are accrued as the underlying sales transactions are recognized and are based on reasonable estimates on the attainment of the sales targets. These rebates have primarily been granted to customers in Switzerland and the U.S..

Management Report

Operating and Financial Review and Prospects

Returns

Returns that reduce our gross product revenue may arise from the following:

•        Customers return of products defective upon delivery,

•        Specific right of return in accordance with contractual terms and

•        Returns via the normal distribution channels if the product is in good condition, pursuant to local law in certain jurisdictions.

In 2007, returns amounted to € 1,200 (2006: € 850) or approximately 0.7% (2006: 0.8%) of our product sales.

If we sell products that include a specific right to return, either pursuant to the sales contract or local law, revenue from that sale is recognized at time of sale only if all of the following conditions are met, in addition to the general revenue recognition terms described above:

•        The customer is obligated to pay us and that obligation is not contingent on resale of the product.

•        The customer’s obligation to pay us would not be changed in the event of theft or physical destruction or damage of the product.

•        The customer acquiring the product for resale has economic substance apart from that provided by us, e.g. the customer sells other products besides the products we deliver to it.

•        We do not have significant future performance obligations to directly ensure resale of the product by the buyer.

•        The amount of future returns can be reasonably estimated.

Revenue and cost of sales that are not recognized at time of the sale because the foregoing conditions were not met are recognized on the earlier of either the substantial expiration of the customer’s right to return the product or the subsequent satisfaction of those conditions.

Basis for estimates

Discounts and rebates

We base our estimates for discounts and rebates primarily on historical experience and contractual agreements, supplemented by Management’s judgment. In 2007, our estimates for rebates based on historical experience did not differ materially from actual results. With respect to discounts, we have limited uncertainties in determining our estimates, because these deductions generally occur within a short time frame of incurring the liability.

For calculating our rebates estimates we make use of quantifiable contractual rebates data. In general our rebates are based on fixed rebate percentages on product sales by customers that have been granted rebates.

Returns

We base our estimates of product returns on the percentage of returns that we have experienced historically. We may adjust these return estimates if we are aware of other factors that we believe could meaningfully impact our expected return percentages. For example, in respect of our influenza vaccine, we specifically take into account the development of the flu season, in particular, the number and impact of outbreaks. While we do not have a formula that estimates the impact of the number and impact of outbreaks on the level of the accrual for returned vaccines, an increased number of outbreaks will result in a lower accrual for returned influenza vaccines, because it becomes more unlikely that vaccines will be returned. Alternatively, a lower number of outbreaks can result in a higher accrual, because it becomes more likely that influenza vaccines will be returned unused at the end of a mild flu season.

In addition, in our estimates of returns, we take into account other information, such as media coverage of vaccination programs, estimates of inventory levels of our product in the distribution channel, vaccine shelf life and known sales and market trends. These are reflected in the accruals by means of management’s judgment.

•        Increased media coverage of vaccination programs, either by advertising campaigns or coverage of flu outbreaks, results in an increased public awareness. Consequently, this may lead to an increased number of flu vaccinations and fewer unsold doses with our customers, which limits the level of accruals for product returns.

•        Relatively high levels of inventory of our product in the distribution channel and short shelf life of product sold can be indicators for an increased level of returns.

•        Sales and market trends are taken into account by reference to the product life cycle phase of products. If product sales show a decreasing revenue pattern over time, this can be an indicator for an increased level of returns.

Management Report

Operating and Financial Review and Prospects

We do not rely on quantitative externally sourced information in our calculation of returns estimates. We are not aware of any external quantitative information or other quantifiable data available that would provide us the benefit of a more reliable estimate.

The rate of product returns is quantifiable data. We monitor returns primarily on a per country basis based on the country from which the product was sold because our accruals are determined at this level. Within the individual countries, we monitor the returns on a product-by-product basis.

In 2007 our estimates for returns did not differ materially from actual results.

The following table shows the percentage of products returned as a percentage of the gross product sales per country during 2007 based on the country from which the products were originally sold.

Country	Returns 2007	Returns 2006
Spain	2.5%	1.7%
Italy	1.4%	0.1%
Switzerland	0.1%	0.7%
U.S.	1.9%	0.9%
Sweden	0.1%	0.2%
Korea	0.0%	0.0%
Netherlands	0.0%	N/A

Roll-forward information

The table below shows the roll-forward information of our discounts, rebates, and product returns:

In thousands of Euro

	Accrual for discounts and rebates	Accrual for returns	Total
January 1, 2007	(257)	(824)	(1,081)
Additions – current period	(776)	(1,235)	(2,011)
Actual returns/ credits – current period	678	707	1,385
Actual returns/ credits – prior period	—	184	184
Release of accruals – current period	150	—	150
Release of accruals – prior period	—	35	35
Effect of movements in exchange rates	15	16	31
December 31, 2007	(190)	(1,117)	(1,307)

License revenues

We recognize initial fees to the licensing of our technology as revenues over the period of our significant continuing performance obligations, if any, and upon transfer of the significant risks and rewards to the buyer. More detailed information on the accounting policies for license revenues is provided in note 2.1 ‘Revenue recognition’ in the financial statements.

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

Management Report

Operating and Financial Review and Prospects

Utilization of tax carry forward losses

Income tax

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

As at December 31, 2007 we had tax carry forward losses for € 254,511 (2006: € 222,338, 2005: € 103,714) that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose. We assessed the likelihood that our carry forward losses will be recovered from future taxable profit, and to the extent we believe that recovery is probable we recognized a deferred tax asset, which at December 31, 2007 is € 678 (2006: € 749). To the extent the likelihood of a recovery of deferred tax assets changes, we include an expense or a gain within the tax charge in our income statement for the relevant period.

In the Netherlands anti abuse laws may limit our ability to realize certain tax carry forward losses for an amount up to € 26,170.

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

Accounting for business combinations

Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities, but excluding future restructuring) of the acquired business at fair value. Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill includes intangible assets that were identified in a business combination, but not valued separately because the assets were either not separable or could not be measured reliably. Assets identified and included as part of goodwill can be specific customer relationships, supply contracts not meeting the recognition requirements or the workforce acquired.

Assigning fair values to the assets and liabilities acquired in a business combination inherently requires the use of estimates. Under IFRS 3 Business Combinations, these fair values can be adjusted up to one year after the acquisition date, which can affect the amount recognized as goodwill. In 2007 the Company adjusted the following provisional values:

•        The Company adjusted the provisional values as determined for BPC for certain deferred tax liabilities that related to the customer lists acquired, resulting in a € 1,277 increase of goodwill compared to the amount previously reported at 31 December 2006.

•        The Company adjusted the provisional values as determined for SBL for certain deferred tax assets that related to property, plant and equipment, resulting in a € 580 decrease of goodwill compared to the amount previously reported at 31 December 2006.

Impairment reviews of property, plant and equipment, intangible assets and goodwill

For property, plant and equipment and intangible assets, Crucell assesses at each reporting date whether there is an indication that an asset may be impaired. If there is an indication of impairment, or when annual impairment testing for an asset is required, the Company makes an estimate of the asset’s recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In the year ended December 31, 2006, an impairment loss of € 19,568 was recognized for two buildings, including installed equipment, that were acquired in the business combination with Berna Biotech. Both buildings are located in Switzerland. Berna

Management Report

Operating and Financial Review and Prospects

performed contract manufacturing and conducted a candidate vaccine development program in those buildings. The development of the candidate vaccine and the contract manufacturing were phased out during 2006. The buildings are specially configured for biotechnology purposes and it is impracticable to separate the equipment from the buildings. Since there was no direct use for these buildings for any of the Company’s other activities, no market for the sale of the buildings to third parties and no expectation that these buildings could be utilized in the foreseeable future, an impairment was recorded for the total carrying amount of € 19,568 as at December 31, 2006.

On March 3, 2008 the Company announced that it had entered into an exclusive agreement with Wyeth Pharmaceuticals. The Company will develop and manufacture certain components of a vaccine for use by Wyeth in clinical studies. The contract manufacturing will take place in one of the two buildings that was impaired in 2006. This is an indication that the impairment loss recognised in 2006 no longer exists or may have decreased. The Group will estimate the recoverable amount, if any, of that asset as of the first subsequent reporting date after entry into the contract and will reverse the previous impairment loss, to the extent of any such recoverable amount. The agreement with Wyeth is a subsequent event that arose after balance sheet date and consequently has no impact on the 2007 financial statements. Instead, this reversal will be included in our financial statements as of and for the year ended December 31, 2008.

The intangible assets were impaired for the in-process R&D of the Tetra vaccine. In February 2006 Crucell acquired Berna Biotech, including rights to the Tetra vaccine. Management decided to stop the development of Tetra after Quinvaxem received approval by the WHO. Consequently the carrying value of Tetra was impaired for the total amount of € 10,848 in 2006.

Goodwill is reviewed annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of the cash-generating unit to which goodwill has been allocated an impairment loss is recognized.

In 2007 Crucell established two segments, a vaccines segment and a proteins segment, which affected the reporting structure of the Company. This also changed the composition of units to which goodwill had previously been allocated. Management exercised significant judgment in determining the segments and the subsequent reallocation of the goodwill. Normally a reallocation is performed using a relative value approach, unless some other method better reflects the goodwill associated with the reporting units. Management demonstrated that an alternative allocation better reflected the goodwill and accordingly, the Company allocated all goodwill to the vaccines segment and no goodwill to the proteins segment based on the following considerations:

•        The vast majority of the acquired entities is part of the vaccines segment.

•        During the purchase price allocation process in 2006, goodwill recognized was mostly attributed to the acquired workforce, the vast majority of which still operates in the vaccines segment.

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

The weighted average of the principal assumptions used in determining the employee benefit obligations for the defined benefit plans of the Company are shown below:

	2007	2006
Discount rate	3.40%	3.32%
Expected return on plan assets	4.53%	4.55%
Future salary increases	1.22%	1.19%
Future pension increases	0.78%	0.66%

Prior to the acquisition of Berna Biotech and SBL the

Management Report

Operating and Financial Review and Prospects

Company did not operate any defined benefit plans.

Share based payments

Option plans

Employees (including senior executives) of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The Company accounts for its employee stock options under the fair value method. The fair value of options was estimated at the date of grant using the Black Scholes option-pricing model.

The following weighted average assumptions were used in determining the fair value of the stock options.

Year ended December 31	2007	2006	2005
Risk free interest rate	4.1%	3.6%	4.1%
Expected dividend yield	—	—	—
Expected volatility	33.3%	41.8%	52.8%
Expected life (years)	4.25	4.25	4.31

Market based performance conditions

Our long-term incentive plan includes specific market-based conditions that are estimated at the time of the grant. IFRS 2 does not allow updates to the original estimate for market-based conditions during the vesting period. Significant estimates of market based conditions in our long-term incentive plan include the absolute share price growth on the stock markets and our Total Shareholder Return (‘TSR’). TSR reflects the return received by a shareholder, taking into account both the change in share price and dividends received, while assuming dividends are re-invested in us. The absolute share price growth serves as a hurdle which must be overcome to qualify for any possible vesting of the shares. After the share price hurdle is met, the TSR performance measurement is twofold: relative to a peer group of the Goldman Sachs European Biotech Index and relative to the Nasdaq Biotech Index. The conditionally awarded shares vest subject to the Company’s ranking within the aforementioned indexes.

Recognition of provisions for litigations and claims

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The Company is subjected to (potential) lawsuits and other legal proceedings, resulting from the ordinary course of business. The current status of any pending proceedings has been reviewed with a legal counsel. Upon consideration of known relevant facts and circumstances, provisions were recognized for losses that are considered to be more likely than not and that can be reasonably estimated as of the balance sheet date.

The Company uses significant judgment in determining the provision for litigations and exposure to contingent liabilities related to pending litigation or other outstanding claims. Judgment is used in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement.

Valuation of inventories

Inventories are stated at the lower of cost and net realizable value. The cost of inventories includes expenditures for materials acquired, directly attributable costs and related production overhead expenses. Allowances are made for obsolete inventory. Management exercises judgment in determining the allowance for obsolete inventory. Inventories are usually written down to net realizable value item by item. In some circumstances, however, it may be appropriate to group similar or related items. In these cases, the Company considers numerous items, which include test results by quality testing, review by local supply chain, historic scrapping and rejection percentages per product and the current product portfolio. The allowance recognized in 2007 is € 6,428 (2006: € 4,722).

Management Report

Operating and Financial Review and Prospects

Results of operations

Revenues

The table below shows our revenues for each of the years in the three-year period ended December 31, 2007 and the percentage change between these periods.

In thousands of Euros

	Year ended December 31,			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Product sales	177,569	103,918	—	70.9	—
License revenues	12,211	16,955	20,848	(28.0)	(18.7)
Service fees	14,006	10,694	11,881	31.0	(10.0)
Total revenues	203,786	131,567	32,729	54.9	302.0

Total revenues grew € 72,219 in 2007 or 54.9% from € 131,567 in 2006 to € 203,786 in 2007. The increase is primarily attributable to increases in sales of paediatric vaccines by € 41.4 million or 115.3% and travel vaccines by € 24.2 million or 104.9% and higher revenues related to the acquisitions made in the second half of 2006.

In 2006, total revenues increased to € 131,567 from € 32,729 in 2005, an increase of 302%. The increase in total revenues was mainly attributable to product sales after the acquisition of our product portfolio as a result of our acquisitions of Berna Biotech in February 2006 and SBL in November 2006.

Reference is made to note 4.4 ‘Geographical segments’ in the Financial Statements for the breakdown of our revenues by geographic segment.

Product sales

Our product sales by type of product in 2007 and 2006, as well as the percentage change between the periods are shown below:

In thousands of Euros

	Year ended December 31,			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Paediatric vaccines	77,371	35,933	—	115.3	—
Respiratory vaccines	33,188	40,386	—	(17.8)	—
Travel vaccines	47,282	23,072	—	104.9	—
Other vaccines	15,703	3,933	—	299.3	—
Proteins	4,025	594	—	577.6	—
	177,569	103,918	—	70.9	—

In 2007, product sales grew by € 73,651 or 70.9%. The growth in revenue from product sales was mainly due to increased revenue from sales of paediatric vaccines of € 41,438 or 115.3%; travel vaccines of € 24,210 or 104.9% and sales of other vaccines of € 11,770 or 299.3%. The increase in product sales is partly offset by a decrease in respiratory vaccines by € 7,198, mainly caused by lower influenza vaccine sales as a result of a mild flu-season.

In 2007, sales to our two largest customers, which are in the paediatric vaccines area, amounted to € 45,480 or 25.6% and € 23,457 or 13.2% of net product sales. In 2006, sales to these customers accounted for € 14,262 or 13.7% and € 10,399 or 10.0% of net product sales, respectively.

Our core product portfolio contains of six vaccines, Quinvaxem, Hepavax-Gene (paediatric vaccines), Inflexal V (Respiratory), Dukoral, Epaxal and Vivotif (travel vaccines). The aggregated revenues for our core product portfolio amounted to € 149,297 in 2007 compared to € 91,664 in 2006 and represented 84.1% (2006: 88.2%) of our total product sales.

Management Report

Operating and Financial Review and Prospects

Other vaccines contain the sales of legacy-SBL vaccine trade goods. Our results in 2006 only included one month of revenue derived from these legacy-SBL vaccine trade goods. Other vaccines also include the sales of conjugates to Wyeth under our contract manufacturing arrangements.

The increase in revenue from sale of proteins relates to sales of Prolastin that we began in 2007 under our distribution agreement with Talecris and also relates to sales of legacy-SBL protein trade goods. Our results in 2006 only included one month of revenue derived from these legacy-SBL protein trade goods.

License revenues

In 2007, our license revenues decreased to € 12,211, a reduction of € 4,744 or 28% compared to 2006. Recognized license issuance fees decreased in 2007 by € 10.5 million compared to 2006 because the issuance fees included in contracts with DSM and sanofi pasteur in 2006 were not duplicated in 2007. The underlying agreements with DSM and sanofi pasteur are still in effect. The decrease is partly offset by recognized issuance fees on contracts signed in 2007 with MedImmune, ADImmune and Wyeth that total € 4.3 million and numerous smaller contracts.

In December 2007, we signed an exclusive collaboration and commercialization agreement with sanofi pasteur related to our rabies monoclonal antibodies. We received a payment of € 10.0 million, which will be recognized as license revenues over the period that the development activities are performed. We will be eligible for additional potential milestone payments of up to € 66.5 million. No license revenue on this collaboration agreement was recognized in 2007.

In 2006 license revenues decreased by € 3,893 to a total of € 16,955 compared to 2005. The decrease is mainly caused by developments under the following contracts. Total license revenues generated on IAVI (International AIDS Vaccine Initiative) contracts decreased by € 2.6 million; license revenues on DSM contracts decreased by € 1.4 million; license revenues on sanofi contracts decreased by € 1.0 million. This reduction was partially offset by several contracts with other parties such as Merck and Ferring.

Service fees

In 2007 service fees amount to € 14,006, an increase of € 3,312 or 31.0% compared to 2006. This increase was mainly attributable to consulting services provided to ADImmune and increased service fees in Sweden realized on miscellaneous projects.

In 2006 service fees amounted to € 10,694, a decrease of € 1,187 or 10% compared to 2005. This decrease was mainly due to lower service fees generated on contracts related to the National Institute of Allergy and Infectious Diseases (NIAID).

Management Report

Operating and Financial Review and Prospects

Cost of goods sold

The following table shows our cost of goods sold for each of the years in the three-year period ended December 31, 2007 and the percentage change between these periods.

In thousands of Euros

	Year ended December 31,			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Cost of product sales	124,557	83,518	—	49.1	—
Cost of service fees	10,327	6,971	7,156	48.1	(2.6)
Total cost of goods sold	134,884	90,489	7,156	49.1	1164.5

Cost of product sales

Costs of product sales comprise direct labour, materials, and overhead costs incurred in performing work under various collaboration agreements directly related to product sales. The cost of product sales increased mainly due to the increase in product sales of 70.9%. This increase was partly offset by the reduction in purchase price allocation charges in 2007. The 2007 cost of product sales include additional expenses of € 10,191 (2006: € 16,186) relating to the purchase price allocations of the acquired businesses. The gross margin on product sales amounts to 29.8% (2006: 19.6%). The percentage increase in gross margin is mainly due to the reduction in purchase price allocation charges in 2007.

Cost of service fees

Cost of service fees comprise direct labour, materials and overhead costs related to work under various collaboration agreements, excluding collaboration agreements related to product sales.

In 2007 the cost of service fees increased by € 3,356 or 48.1% compared to 2006, which is primarily attributable to the increase of the service fee revenues by 31.0%. The gross margin on service fees was 26.3% in 2007 compared to 34.8% in 2006.

In 2006 the cost of service fees decreased by € 185 or 2.6% compared to 2005. The decrease reflects the lower level of services fee revenues, which reduced our expenses. The gross margin on service fees was 34.8% in 2006 compared to 39.8% in 2005.

Other operating income

The following table shows our other operating income for each of the years in the three-year period ended December 31, 2007 and the percentage change between these periods.

In thousands of Euros

	Year ended December 31,			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Government grants	7,086	6,901	4,137	2.7	66.8
Other income	2,244	2,455	703	(8.6)	249.2
Total other operating income	9,330	9,356	4,840	(0.3)	93.3

Government grants

In 2007, government grants are stable compared to 2006. The most significant grants in 2007 were received from NIAID for further research on HIV and from SenterNovem, an agency of the Dutch ministry of economic affairs, for numerous research projects.

Revenues generated from government grants increased 66.8% in 2006 to € 6,901 after increasing by 20.2% in 2005. The increase in 2006 was primarily the result of additional subsidies from NIAID for further research on HIV.

Other income

Other income results from non-core business transactions and mainly consists of the sale of tangible and intangible assets incidental to the business, and reimbursement of development costs.

Management Report

Operating and Financial Review and Prospects

The amount in 2007 is stable compared to 2006. The increase in 2006 compared to 2005 is due to the other income generated in the acquired subsidiaries.

Other operating expenses

The following table shows our other operating expenses for each of the years in the three-year period ended December 31, 2007 and the percentage change between these periods.

In thousands of Euros

	Year ended December 31,			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Research and development	63,995	67,606	34,048	(5.3)	98.6
Selling, general and administrative	65,621	47,199	13,689	39.0	244.8
Restructuring	—	3,120	—	—	—
Impairment	171	30,416	—	(99.4)	—
Total other operating expenses	129,787	148,341	47,737	(12.5)	210.7

Research and development expenses

Research and development expenses consist of personnel expenses, laboratory expenses, technology purchases, patent related fees, technology license fees, depreciation and amortization of tangible and intangible assets related to research and development, and lease expenses for lab space and equipment lease. Research and development expenses also include fees we pay to third parties who conduct research on our behalf.

Research and development expenses decreased in 2007 by € 3,611 or 5.3% compared to 2006, which is primarily attributable to the effect of the restructuring program that took place in 2006 to centralize research and development activity in Leiden and phasing out work on a vaccine candidate and on programs at the Center of Mammalian Cell Culture.

Research and development expenses increased in 2006 by € 33,558 or 98.6% compared to 2005. € 27,339 of this increase can be attributed to the research and development programs of businesses we acquired during 2006. The remaining increase of € 6,219 is the result of the increased number of development programs progressing into the clinical phase.

Research and development expenses comprised 49.3% of total other operating expenses in 2007 (2006: 45.6%). We expect that research and development expenses will continue to be a significant portion of our overall expenses. The expenses of our R&D activities support the development of our technology platforms and research on potential new products.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel expenses and other operating expenses in marketing and sales, finance, human resources, investor relations, legal and general management.

These expenses increased in 2007 by € 18,422 or 39.0% compared to 2006. This increase is primarily due to increased costs related to the sales force and other selling costs of the companies acquired in 2006. General and administrative expenses also include additional costs relating to compliance with the internal control over financial reporting requirements under U.S. law.

Selling, general and administrative expenses amounted to € 47,199 in 2006, compared to € 13,689 in 2005. Selling costs increased as a result of the cost base of the companies acquired in 2006. General and administrative expenses also included integration costs of the 2006 acquisitions and additional costs relating to compliance with the internal control over financial reporting requirements under U.S. law.

Management Report

Operating and Financial Review and Prospects

Restructuring

There were no restructuring expenses in 2007.

The restructuring expense in 2006 is related to centralizing R&D functions in Leiden and phasing out R&D projects in Switzerland, including Aerugen, a candidate vaccine, and the Center of Mammalian Cell Culture. The decision to concentrate R&D in Leiden was made to increase efficiency in R&D spending. The provision was recognized in 2006 as recognition criteria were met at that time. The actual reduction in the number of staff employed was effected in the first quarter of 2007.

Impairment

In 2007 the Company recognized an impairment charge of € 171 for a warehouse in Korea that was demolished to make way for the construction of a light railway. See ‘Risk factors – We rely on our manufacturing facilities in Korea to produce all of our supplies of Quinvaxem, and any events or disputes concerning that facility that interrupt, reduce or terminate production there may harm our business’.

In 2006 the Company recognized a total impairment of € 30,416. The impairment relates to two buildings in Switzerland including installed equipment, for an amount of € 19,568 and to acquired in-process research and development related to the Tetra vaccine for an amount of € 10,848. See – ‘Critical accounting policies – Impairment reviews of property, plant and equipment, intangible assets and goodwill’ above for more details.

Operating loss

The following table shows our operating loss, net for each of the years in the three-year period ended December 31, 2007 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Operating loss	(51,555)	(97,907)	(17,324)	(47.3)	(465.2)

The movements in operating loss are explained by the operating results discussed above.

Financial income and expense, net

The following table shows our financial income and expenses, net for each of the years in the three-year period ended December 31, 2007 and the percentage change between these periods.

	Year ended December 31,			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Financial income	13,190	13,453	2,332	(2.0)	476.9
Financial expenses	(11,812)	(11,706)	(131)	0.9	8835.9
Results investments non-consolidated companies	(996)	(1,956)	(455)	(49.1)	329.9
Gain on disposal of non-consolidated companies	(2,186)	—	—	—	—
Total Financial income/(expense), net	(1,804)	(209)	1,746	763.2	(112.0)

Financial income

Financial income mainly consists of interest income and currency gains.

In 2007 financial income decreased by € 263 or 2.0%. The decrease is primarily attributable to lower foreign exchange gains of € 2.0 million as the foreign currencies in which we traded lost value compared to the Euro. The decrease was largely offset by increased interest income of € 1.8 million resulting primarily from higher interest rates.

Management Report

Operating and Financial Review and Prospects

In 2006 financial income increased by € 11,121 or 476.9% primarily due to an increase in the foreign exchange gains and an increase in interest income. Total currency gains amounted to € 9.5 million in 2006. Prior to 2006 the Company had limited transactions denominated in foreign currencies. In 2006 interest income totalled € 3,718, an increase of € 1,753 compared to 2005. This was primarily due to higher cash balances resulting from proceeds from share issuances and cash acquired in business combinations.

The 2005 financial income consisted primarily of interest income primarily due to higher cash balance resulting from the private share placement in May 2005.

Financial expense

Financial expense consists mainly of interest expenses, currency losses and other financial expenses.

In 2007 our financial expenses increased by € 106 or 0.9%. Negative currency results decreased by € 0.8 million due to the first full year effect of our 2006 acquisitions, which was party offset by currency losses as foreign currencies in which we traded overall lost value compared to the Euro. In 2007 interest expenses increased by € 0.5 million as a result from additional charges relating to leasing and the full year effect of our 2006 acquisitions. In addition other financial expenses increased by € 0.4 million, which is primarily due to factoring arrangements engaged in during 2007.

In 2006 interest expense increased by € 1,737 compared to 2005. The increase is due to the mortgage loan in the Netherlands, which is being used to finance the new production facility, and the loan obligations of the companies acquired in 2006. Total foreign currency expenses amounted to € 9.6 million in 2006.

Results of investments in associates and joint ventures

At December 31, 2007, we had two associates, Kenta Biotech AG and ADImmune Corp and one joint venture, Percivia. In 2007, we sold our investment in Pevion Biotech AG. The results of these companies are accounted for under the equity method and amount to a total loss of € 996 (2006: € 1,956). The decrease compared to previous year is mainly due to the reduced losses in Pevion Biotech AG and Kenta Biotech AG by € 730 and an increase in the result of Percivia by € 230. For further details we refer to note 5.9 ‘Investments in associates and joint venture’ in the Financial Statements.

The loss in 2005 of € 455 reflected the result of the investment in Galapagos B.V. until it was designated as an available-for-sale-investment. In May 2005, our holding in Galapagos decreased to 11.7% of its share capital. Since then, the investment has been treated as an available-for-sale-investment.

Gain on disposal of non-consolidated companies

On November 5, 2007 the Company sold all of the 2.9 million shares it owned in Pevion Biotech AG, Switzerland for an amount of € 6,081 to other shareholders of Pevion Biotech. The Company realized a gain of € 2,186 on the sale.

Income tax

Change in deferred taxes

Deferred income tax is provided by using the asset and liability method on temporary differences between the tax base of assets and liabilities and their carrying amounts for financial reporting purposes. Changes in the underlying timing differences in 2007 resulted in a taxation income of € 3,856 (2006: € 11,022).

Tax loss carry forwards

We have tax carry forward losses of € 254,511 (2006: € 222,238; 2005: € 103,714) that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose. In the Netherlands anti abuse laws are applicable that may limit the ability to set off tax losses against future profits when the beneficial ownership of a company changes. This law may limit our ability to realize certain tax carry forward losses for an amount up to € 26,170.

The unrecognized carry forward losses expire as follows:

2009	2010	2011	After 2011	Unlimited	Total
€3,062	€4,086	€81,744	€163,198	€2,421	€254,511

We evaluated evidence impacting the recoverability of these deferred tax assets, which consist principally of tax loss carry forwards. We recognized a deferred tax asset of € 678 for the carry forward losses of SBL.

Management Report

Operating and Financial Review and Prospects

Liquidity and capital resources

Liquidity

We have a strong cash position, which we believe makes it possible to continue financing important development programs. We believe that the Company’s working capital is sufficient for the Company’s present requirements. Our cash and cash equivalents amounted to € 163,248 and € 157,837 as of December 31, 2007 and 2006, respectively.

Cash flows

The following table shows our cash flow statement for each of the years in the three-year period ended December 31, 2007 and the percentage changes between these periods.

In thousands of Euro

	Year ended December 31			%-Change
	2007	2006	2005	07 vs. 06	06 vs. 05
Loss of the period	(45,947)	(87,565)	(15,578)	(47.5)	462.1
Adjustments for non-cash items	47,630	58,872	9,616	(19.1)	512.2
Changes in net working capital	24,208	(23,174)	(8,915)	(204.5)	159.9
Interest and taxes paid	(3,697)	(2,087)	(132)	77.1	1,481.1
Net cash flows from/ (used in) operating activities	22,194	(53,954)	(15,009)	(141.1)	259.5
Net cash flows from/(used in) investing activities	(24,241)	23,159	(15,273)	(204.7)	(251.6)
Net cash flows from financing activities	11,244	78,731	65,305	(85.7)	20.6
Effect of exchange rates on cash and cash equivalent	(3,786)	(1,833)	—	106.5	—
Net increase/(decrease) in cash and cash equivalents	5,411	46,103	35,023	(88.3)	31.6
Cash and cash equivalents at beginning of the period	157,737	111,734	76,711	41.2	45.7
Cash and cash equivalents at end of the period	163,248	157,837	111,734	3.4	41.3

Net cash flows from/(used in) operating activities

In 2007 our net cash flow from operating activities increased by € 76,148 or 141.1%. The increase resulted from a reduction of our net loss by € 41.6 million and a reduction of our working capital by € 47.3 million. The increase is partly offset by a decrease in the adjustments for non-cash items by € 11.2 million.

In 2007 the most significant adjustments for non-cash items were:

•        one-off restructuring and impairment charges in 2006 for € 30.4 million that related to two Swiss buildings and equipment for € 19.6 million and the Tetra vaccine for € 10.9 million,

•        the reduction of the fair value write-downs on inventory by € 2.8 million, as inventory levels with a step-up to fair value as a result from the business acquisitions were already reduced significantly in 2006 and

•        the non-cash adjustment for the accounting gain on the sale of Pevion for € 2.2 million in 2007.

The decrease was partly offset by:

•        an increase in non-current deferred revenue of € 7.5 million, which is the non-current portion of the € 10 million payment by sanofi pasteur for the development of rabies monoclonal antibodies,

•        an increase in non-current deferred revenue of € 4.0 million related to the non-current portion of the ADImmune technology license,

•        a reduction of the non-cash tax gains by € 7.5 million compared to 2006, which included the tax impact on the write-down of the buildings in Switzerland and a reduction of the nominal tax rate in Korea and

•        increased amortization expenses of € 4.3 million as 2007 is the first year in which the intangible assets that were acquired during 2006 were amortized for a full year.

In 2007, the positive cash flow relating to changes in the net-working capital for € 24.2 million mainly resulted from the increase in the accounts payable by € 16.3 million, the reduction in accounts receivable by € 8.6 million and the increase in other current liabilities by € 8.2 million. The increase is partly offset as a result of inventory increases for € 6.1 million and the increase in short-term provisions for € 2.2 million.

Management Report

Operating and Financial Review and Prospects

The net cash flows used in operating activities increased in 2006 by € 38,945 or 259.5% compared to 2005. This is mainly due to increase of the operations resulting from the business acquisitions made in 2006.

Net cash flows from/(used in) investing activities

Our cash flow from/ (used in) investing activities amounted to (€ 24,241) in 2007, compared to € 23,159 in 2006 and (€ 15,273) in 2005.

In 2007, the most significant cash flows used in investing activities were from the following transactions:

•        Investments made in property, plant and equipment for an amount of € 27,156 in 2007. The investments in 2007 mainly related to our new GMP production facility in Leiden, the Netherlands and investments in our facilities in Bern, Switzerland that will improve current production processes and allow in-house production of materials currently acquired from third parties.

•        The Company acquired a 20% equity-stake in Taiwan based ADImmune Corp. in March 2007 for € 8.9 million.

In 2007, the most significant cash flows from investing activities were from the following transactions:

•        The sale of all shares owned by the Company in Pevion Biotech AG, Switzerland for € 6,081 to other shareholders of Pevion Biotech.

•        Interest received of € 5,274 in 2007 (2006: € 3,075).

In 2006, the most significant cash flows from investing activities were from the following transactions:

•        The acquisition of Berna Biotech caused a net cash in-flow of € 67.8 million. Although the acquisition itself was completed by a share exchange and the cash used for acquisition costs amounted to € 10.1 million, we acquired € 77.9 million cash in the acquisition.

•        The sale of Berna Biotech’s veterinary division, which included Dr. E. Graub AG and Berna Veterinary AG and the divestment of the biopharmaceutical and vaccine manufacturer Rhein Biotech caused a cash in-flow of € 11,772.

•        Reduction of restricted cash at Berna Biotech accounted for a net cash inflow of € 7,627.

•        Interest received of € 3,075 in 2006 (2005: € 1,864).

The increase is partly offset by cash flows used in investing activities:

•        The acquisition of SBL caused a net cash-outflow of € 33.4 million. The acquisition price, including acquisition costs, amounted to € 40.5 million. Crucell acquired € 7.1 million cash in the acquisition.

•        Investments made in property, plant and equipment for an amount of € 20,337 in 2006. Investments were mainly related to building and equipping our new GMP production facility in Leiden, the Netherlands.

•        Acquisitions of intangible assets in 2006 for € 12,371 related to the acquisition of the business of BPC.

In 2005, the Company used € 17,137 cash to invest in property, plant and equipment, in particular in the new production and development facility in Leiden. This expenditure was partially offset by the receipt of interest of € 1,864 on cash deposits.

Net cash flows from financing activities

Our cash flow from financing activities amounted to € 11,244 in 2007, € 78,731 in 2006 and € 65,305 in 2005.

In 2007, the cash flow from financing activities decreased by 85.7% as we limited the use of additional financing and funded our operations and investments with own resources. The cash-flow inflow from financing activities in 2007 mainly related to:

•        Factoring of trade accounts receivable in Italy for an amount of € 5.7 million, and

•        Finance leases with proceeds of € 3.1 million. These finance leases mainly relate to equipment for the new production and development facility in Leiden.

In 2006 we had a cash-flow inflow from financing activities of € 78,731 that mainly related to the following:

•        Proceeds of € 76,835 from the private placement of ordinary shares in November 2006.

•        Proceeds from the issuance of ordinary shares in relation to the exercise of employee stock options of € 5,962.

Management Report

Operating and Financial Review and Prospects

•        The Company drew € 8,109 under the terms of the mortgage loan for financing the new GMP production facility in Leiden, Netherlands.

•        The Company entered into new finance lease contracts in 2006 with proceeds of € 6,493. These finance leases mainly relate to equipment for the new production and development facility in Leiden.

The increase was partly offset by repayments of financial liabilities of Berna Biotech of € 17,834.

In 2005, the Company received proceeds from a private placement of ordinary shares of € 50,112. Together with the issuance of ordinary shares in relation to the exercise of employee stock options in the amount of € 7,423, the total proceeds from the issuance of share capital in 2005 amounted to € 57,535. In addition we entered into a mortgage loan to finance the new GMP production facility in Leiden, the Netherlands. The Company drew € 8,982 under this loan.

Tabular disclosure of contractual obligations

Future minimum payments for all contractual obligations for years subsequent to December 31, 2007 are as follows:

In thousands of Euro

	Total	Less than one year	1-3 years	3-5 years	More than five years
Contractual Obligations
Debt obligations (excluding finance lease obligations)	42,715	23,345	3,660	821	14,889
Finance lease obligations(1)	10,080	1,420	3,108	5,552	—
Interest payments on debt obligations	11,084	1,430	2,515	1,946	5,193
Derivative financial instruments	12,553	12,553	—	—	—
Accounts payable	50,970	50,970	—	—	—
Other liabilities	30,489	29,960	529	—	—
Recognized obligations	157,891	119,678	9,812	8,319	20,082

Commitments
Operating lease obligations(2)	34,261	4,798	8,157	5,998	15,308
Capital expenditure commitments(3)	4,696	4,696	—	—	—
Total commitments	38,957	9,494	8,157	5,998	15,308

Total recognized obligations and commitments	196,848	129,172	17,969	14,317	35,390

(1)	Finance lease obligations

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

The operating lease obligations include rental obligations. Crucell concluded long-term rental agreements for premises in Sweden and the Netherlands. In addition, Crucell leases certain motor vehicles and items of machinery and equipment.

(3)	Capital expenditure commitments

The remaining contractual commitments for purchases of property, plant and equipment amount to approximately € 4,696 (2006: € 11,693). These commitments mainly relate to our new production facility in Leiden, the Netherlands.

See note 5.19 ‘Short and long-term financial liabilities’ in the notes to the financial statements for details on the maturity profile and the interest rate environment of our financial liabilities.

Management Report

Operating and Financial Review and Prospects

Off-balance sheet arrangements

As of December 31, 2007, we have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition or lead to changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors.

The Company has investments in two associates and in one joint venture. Further details are provided in note 5.9 ‘Investments in associates and joint venture’ in the financial statements.

Quantitative and qualitative disclosure about market risk

Market risk is the risk of loss related to adverse changes in market prices, including currency risk, interest rate risk, of financial instruments. During the ordinary course of business, the Company is exposed to various financial market risks, primarily from foreign exchange and interest rates and credit risk. Further details on our market risks are disclosed in note 3 ‘Financial risk management’ in our financial statements.

Impact of inflation

Crucell does not operate subsidiaries in countries with hyperinflation. Sales to customers in hyperinflation countries are made in hard currency, mainly Euro, USD and CHF.

Management Report

Corporate Social Responsibility

Corporate Social Responsibility

Introduction

Crucell is aware of the corporate social responsibility it has towards its employees, customers, shareholders, the local community and society at large. The Company is committed to being a good corporate citizen. Crucell’s policy is to conduct its business affairs honestly and in an ethical manner.

Primary business

Crucell’s strategy is to develop products that address currently unmet medical needs, particularly in relation to infectious diseases. We believe that our business makes a valuable contribution to society. By developing and manufacturing useful medicines, we improve the quality of life for large groups of people. Sustainable development is considered to be an integral part of the way we do business.

Vaccines

Vaccines protect against disease. They have a longer-term benefit and are more cost effective than treating people after they fall ill. Vaccination is also beneficial in preventing disease outbreaks and reducing long-term effects of disease including permanent disabilities.

We make vaccines that protect against a number of debilitating and deadly diseases including hepatitis A and B, typhoid, seasonal influenza, measles, rubella and cholera. In 2007 we distributed more than 90 million vaccine doses in more than 70 countries throughout the world. Of these, more than 80% went to developing countries.

For our Quinvaxem paediatric vaccine, we have been awarded major contracts by supranational organizations related to the World Health Organization (WHO). These contracts underline Crucell’s position as a supplier of important vaccines to improve public health. Quinvaxem is the first internationally available fully-liquid vaccine containing antigens against five important childhood diseases. The product makes a significant contribution to children’s vaccination programs in the developing world.

Innovation

Crucell’s research efforts today are focused on developing vaccines and proteins that address unmet market needs and bring innovation to global health. We believe our research and development into innovative new vaccines and proteins is an important part of our corporate social responsibility. In 2007, Crucell invested € 64 million and employed 368 people in research and development programs.

Currently we are researching vaccines against (seasonal and pandemic) influenza, ebola, malaria, tuberculosis and HIV/AIDS as well as antibody products against rabies, avian influenza and hospital-acquired bacterial infection. Our yellow fever vaccine is in late-stage development.

Many of the diseases we are working to combat severely affect developing countries. We are one of the few companies developing vaccines against the World Health Organization’s three priority diseases: malaria and tuberculosis and HIV/AIDS. To support our work in these and other development areas, Crucell receives grants from government, supranational and welfare organizations.

Research and development

Research and development into new and valuable vaccines and proteins is fundamental for the future of our Company. The nature of the business Crucell operates in means that it is critically important we meet high ethical and scientific standards in our work.

Clinical trials

Before any vaccine or medical product can be marketed, it must first go through a series of clinical trials in humans to test the product’s safety and effectiveness. Before reaching this point, a vaccine is likely to have already been in development for a number of years and undergone rigorous pre-clinical testing.

Typically, clinical trials unfold in three phases in order to gather data and information about a vaccine or medicine and its performance. This forms the basis of a dossier submitted to regulatory authorities. For vaccines, the progression of clinical trials differs to some extent from conventional medicines. This is because vaccines are primarily given to healthy individuals as a preventative measure while medicines are for use in patients already suffering from a condition.

All Crucell clinical trials are carried out in compliance with the principles outlined in the World Medical Association Declaration of Helsinki on the ‘Ethical Principles for Medical Research Involving Human Subjects’, the Good Clinical Practice (GCP) guidelines developed by the International Conference on Harmonization (ICH) and the local legal requirements.

Management Report

Corporate Social Responsibility

Before the start of any study, the Study Protocol, the Subject Information and the Informed Consent forms, as well as all other study-related documents, as required by applicable laws and regulations, are submitted to the responsible Institutional Review Board (IRB)/Independent Ethics Committee (IEC) for written approval. The IRB/IEC, according to the applicable laws and regulations, are kept informed about Amendments to the Study Protocol including, but not limited to, any new information that require an ethical reconsideration of the Study Protocol.

In addition, before initiating the study, the Clinical Study Protocol is submitted to the relevant Regulatory Authorities and approval is obtained according to applicable laws and regulations.

Animal efficacy rule

For virulent and deadly diseases such as ebola, for example, challenge trials where people are exposed to the disease are ethically impossible. The speed of the disease’s onset in remote areas also makes it almost impossible to trial a vaccine during an outbreak. It is for these reasons that the Bioshield Act in the U.S. has incorporated an ‘animal efficacy rule’, requiring proof of efficacy in two animal models, with a phase III study focusing on safety and dosage in humans.

Clinical trials are a long and intensive process so that no drug or vaccine should find its way onto the market and be used in humans without a thorough examination of its benefits and potential side effects.

Patient safety

The safety of our vaccines is of critical importance. Our vaccines are thoroughly monitored, reviewed and evaluated both during development and following commercialization. Any side effects related to our marketed vaccines are reported and if necessary investigated. When appropriate, investigations are conducted on the possible causal relationship of the reported adverse events. This may result in the inclusion of the adverse event in the Summary of Product Characteristics (SPC) or, in the most extreme cases, in withdrawal of the involved batch(es) or of the product from the market.

The industry we operate in is highly regulated. Our products are subjected to the highest standards, both from an internal and external point of view. External audits of our products are carried out on a regular basis.

Ethical conduct

Ethics are an integral part of how a company and its employees conduct themselves. Adhering to high standards of ethics and transparency is important in dealings with stakeholders and contributes to business success. In every aspect of our work Crucell aims to demonstrate the highest levels of integrity, accountability, openness and fairness.

Code of Conduct

Crucell has a Code of Business Conduct and Ethics (the ‘Code of Conduct’) available on the Company’s website (www.crucell.com) and intranet. The Code of Conduct underlines that one of the most valuable assets of Crucell is its integrity. The Code applies to every officer, director and employee of the Company.

We have a whistle blower policy in place, which encourages employees to report abuses and non-compliance of our Code of Conduct – anonymously if necessary.

Company stakeholders

Crucell is committed to dealing fairly and honestly with the Company’s customers, suppliers, competitors, employees and shareholders. Crucell does not permit engagement in unfair methods of competition or unfair or deceptive acts and practices. We do not allow representatives of the Company to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair or unethical dealing. Our business standards are founded on transparency, honesty and integrity.

Most of our suppliers and customers are in the medical industry, are non-profit organizations or are intermediate distribution companies. We have no indication nor are we aware of unethical behaviour by our suppliers and customers.

Employees

Our working environment is based on respect for the individual, innovation and creativity. We value open communication, a critical attitude and a can-do mentality. Focus and flexibility are also important. We encourage people to think where no one has thought before and make significant contributions to the company.

Management Report

Corporate Social Responsibility

Diversity

Diversity in the workplace is important for giving different viewpoints to better understand the needs of customers and patients. Crucell values both gender and ethnic diversity and acts as an equal opportunity employer. In 2007, 41% of our workforce was female, with 11% holding management positions. The Company employed people of more than 26 different nationalities.

Development, appraisal and remuneration programs

We firmly believe that investing in our people is investing in our future. We work hard to attract and retain the best and we spend a lot of time and effort training our team to become highly qualified employees. Crucell is dedicated to developing our employees’ competencies and promoting individual performance.

In 2007, Crucell began using a new global Performance Management System. The appraisals based on this system were used for the Remuneration Round in 2007. Using this approach a global procedure was put in place for all management.

A global remuneration policy was also used for the first time in 2007. This policy is for all members of management who are not members of the Management Board or Management Committee.

Internal communications

Good internal communications are essential in creating a transparent and open working environment. Crucell has worked hard in 2007 to further develop a range of communications channels to keep employees informed and up-to-date with company developments. Two important communications channels include the global intranet site and the internal newsletter. The global intranet was introduced in August and provides news and information on developments taking place within the Company. Local intranet sites are maintained at each subsidiary and include information relevant to that specific location. The internal newsletter, titled Crucell Update, was published each month during 2007.

Workers Council

In 2007, Management met with the Dutch Workers Council on five occasions. Items on the agenda included subjects like the introduction of the new Workers Council, the strategy of the Company, financials, the conducted external salary benchmarks, information sessions that were held by the Workers Council amongst employees and retention and recruitment. Next to these formal meetings several informal discussions took place about employee matters between the Workers Council and the CEO and Human Resources department.

Health, safety and the environment

Our daily activities at Crucell include working with high-risk materials and procedures. For that reason, the authorities have created an extensive and detailed system of rules and permits aimed at protecting both the environment and the individual employee. We manage health and safety together with the environment in an integrated system.

We use a Biological Safety Manual developed in-house to meet the specific needs of our working environment. Crucell personnel involved in Research and Development are required to undertake a course titled ‘Safe Microbiological Techniques and Virology’.

Regulations and continuous improvement

Crucell seeks to comply with both the letter and spirit of the laws, rules, regulations and company policies under which we operate. Given the nature of our work at Crucell and the materials we handle, the protection of our employees and the environment is of utmost importance. Above and beyond compliance with legal requirements, our processes aim to meet the goal of continuous improvement.

Management Report

Corporate Governance

Corporate Governance

Corporate governance at Crucell

Corporate governance is concerned with the relationship between the Management and the shareholders, and more generally the stakeholders, of the Company. It is the formal codification of the manner in which the Company is governed, of the accountability of its Management and its supervision, of the manner in which stakeholders, and more particularly shareholders, are able to gain an insight into the state of affairs within the Company, and finally, of the way in which they can influence the decision-making process. With regard to this final issue, voting rights and the manner in which the vote can be exercised, play an important role.

As a Dutch corporation, Crucell is subject to Dutch Corporate Governance regulations. As a foreign private issuer whose ADSs trade on Nasdaq Global Select Market (‘Nasdaq’), we are also subject to U.S. securities laws (including the provisions of the Sarbanes-Oxley Act of 2002) and the Nasdaq rules.

As a foreign private issuer Crucell may follow its home country practice in lieu of the requirements of the rules of Nasdaq but we disclose in our Annual Reports each requirement it does not follow and describe the home country practice we do follow. See ‘Exemptions from certain Nasdaq Corporate Governance Rules’ in this section.

Because Crucell has a secondary listing on the SWX Swiss Exchange, under the rules of the SWX Swiss Exchange it is allowed to apply the Dutch corporate governance code (the ‘Code’).

Corporate governance developments

We monitor and assess applicable corporate governance rules, including recommendations and initiatives regarding principles of corporate governance. These include those that have been developed in the U.S., both by the Nasdaq and by the SEC pursuant to the Sarbanes-Oxley Act of 2002 and the Dutch corporate governance code, which came into effect as of the financial year starting on or after January 1, 2004.

Dutch Corporate Governance Code

The Code has been instituted by government decree. According to Dutch law, a public company should include in its Annual Report a statement about the compliance with the principles and best practice provisions of the Code that regard the Management Board and Supervisory Board. If a corporation does not, or does not intend to comply with any of the principles and best-practice provisions, it must explain its motivation in the Annual Report. Substantial amendments to the existing corporate governance structure and compliance with the Code have to be submitted for discussion to the General Meeting of Shareholders.

Important principles of the Code are:

•        Strengthening the role of the Supervisory Board and its committees and increasing its independence, quality and expertise;

•        Strengthening the role of the shareholders with respect to control of the functioning of the Management Board and the Supervisory Board, as well as with respect to nomination and remuneration of members of the Management Board and the Supervisory Board;

•        Facilitating and stimulating shareholders to use their voting power and to actively participate in the General Meeting of shareholders;

•        Defining the role of the external auditor vis-à-vis the Supervisory Board as its principal contact; and

•        Maintaining an appropriate internal risk and control system.

For an overview of Crucell’s conformity with the Code, please refer to our website (www.crucell. com), where the following documents can be consulted:

•        Corporate governance at Crucell

•        By-laws Management Board

•        Remuneration policy Management Board

•        By-laws Supervisory Board

•        Code of Conduct (Crucell’s company code) including whistle-blower policy

Management Report

Corporate Governance

During 2003, we adopted a code of business conduct and ethics that applies to all employees of the Company, including our principal executive officer and principal financial officer. The code of business conduct and ethics was filed as an exhibit to our Form 20 F for the fiscal year ended December 31, 2003. No amendments or waivers of the code of ethics were made or granted during 2007.

Compliance with the Code

In June 2005, the Annual General Meeting of Shareholders approved our current corporate governance structure. Except for three provisions of the Code, Crucell has fully implemented the recommendations as laid down in the Code and incorporated them into our corporate governance policy.

One of the requirements of the Code is that all members of the Supervisory Board are able to act critically and independently of one another and of the Management Board and any particular interests. The Supervisory Board explicitly declares that this requirement of the Code is complied with.

Exceptions to compliance with Code

Crucell complies with all of the best practice provisions of the Code, except for the following items:

Remuneration of Management Board members

Under the Code, the maximum severance pay for a Management Board member should be no more than one year’s salary, unless this is manifestly unreasonable. We do not apply this principle in the event of a dismissal arising from an unwanted change of control for Management Board members that were appointed before 2005.

Loans to the Company’s management

We do not apply the provision in the Code that no personal loans shall be granted to a company’s management board members because, prior to the Code’s development and passage of similar legislation in the U.S., loans were made to Management Board members and one such loan remains outstanding. Reference is made to note 5.23 ‘Related parties’ in the financial statements. We have not granted additional loans to Management Board members since 2002.

Remuneration of Supervisory Board members

We do not apply the principle that the remuneration of the members of the Supervisory Board does not include share grants. Crucell deems this form of remuneration adequate because this is customary among internationally operating biotechnology companies, and helps attract excellently qualified supervisory directors with specific expertise in biotechnology and international business fields.

Exemptions from certain Nasdaq corporate governance rules

Nasdaq rules provide that Nasdaq may provide exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. We have received from Nasdaq exemptions from certain Nasdaq corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of the Netherlands. These exemptions and the practices followed by our company are described below:

•        We are exempt from Nasdaq’s quorum requirements applicable to meetings of shareholders. In keeping with Dutch law and the Netherlands generally accepted business practice, our articles of association provide that there are no quorum requirements generally applicable to general meetings of shareholders.

•        We are exempt from Nasdaq’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of shareholders. We inform shareholders of meetings in a public notice, but we do not solicit proxies for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. In connection with our American Depositary Shares (‘ADSs’), the Bank of New York, as depositary under our depositary agreement relating to our ADSs, distributes proxy materials to holders of our ADSs.

Management Report

Corporate Governance

•        We are exempt from Nasdaq’s requirements regarding shareholder approval. In keeping with Dutch law and Netherlands generally accepted business practices, our articles of association do not include a shareholder approval requirement. Our articles of association provide that the General Meeting of shareholders may resolve to amend our articles of association, or dissolve, merge or demerge the Company, if our Supervisory Board first proposes the measure. In addition the shareholder approval requirements with respect to equity compensation plans under Dutch Law and the Code differ from those applicable to U.S. companies that are subject to the Nasdaq’s listing standards. Under Dutch Company Law and the Code shareholder approval is only required for equity compensation plans (or changes thereto) for members of the Executive Board and Supervisory Board, and not for equity compensation plans for other groups of employees.

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

•        The Company has a two-tiered board structure, in contrast to the one-tier board structure used by most U.S. companies. In the Netherlands, a public limited liability company has an Executive Board as its management body and a Supervisory Board which advises and supervises the Executive Board. In general, Executive Board members are employees of the company while members of the Supervisory Board are often former state or business leaders and sometimes former members of the Executive Board. Members of the Executive Board and other officers and employees cannot simultaneously act as member of the Supervisory Board. The Supervisory Board must approve specified decisions of the Executive Board. Under the Code all members of the Supervisory Board with the exception of not more than one person, must be independent. The definitions of independence under the Code however, differ in their details from the definitions of independence under the Nasdaq listing standards. In some cases the Dutch requirements are stricter and in other cases the Nasdaq listing standards are the stricter of the two.

•        In contrast to the Sarbanes-Oxley Act of 2002, the Code contains a ‘comply-or-explain’ principle, offering the possibility to deviate from the Code as long as any such deviations are explained.

•        Dutch law requires that the external auditors be appointed at the General Meeting of Shareholders and not by the Audit committee.

Management Report

Corporate Governance

Directors, senior management and Board practices

Crucell has a so-called ‘two-tier’ governance, in which executive and supervisory responsibilities are clearly separated. Our Management Board is responsible for managing the Company’s daily affairs and business and, as such, is responsible for achieving Crucell’s goals, strategy, policy, and results.

The Supervisory Board, which consists of only of independent directors, supervises the Management Board. In the execution of their duties, the members of the Supervisory Board must be guided by the best interest of Crucell and its stakeholders.

The Supervisory Board reports to the General Meeting of Shareholders with regard to the corporate governance of Crucell, its structure and the compliance with applicable internal and external rules and regulations.

Supervisory Board

The principal duty of the Supervisory Board is to supervise the policies of the Management Board and to provide advice. More generally, the Supervisory Board oversees the corporate strategy and the risks inherent in the Company’s activities, the structure and operation of the internal risk management and control systems, the financial reporting process and the Company’s compliance with relevant legislation and regulations.

Our Supervisory Board must approve certain resolutions of our Management Board, which are specified in our articles of association. In addition, our Supervisory Board may give our Management Board written notice of other corporate actions that it wishes to approve. The division of duties and the procedures within the Supervisory Board are set forth in the by-laws of the Supervisory Board and can be found on Crucell’s website (www.crucell.com).

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

Our Supervisory Board appoints its own chairman and must adopt rules for its own internal governance and establish committees. The Supervisory Board must, in any event, establish an Audit committee, a Remuneration committee and a Nomination committee. Passing Supervisory Board decisions requires a majority of the votes cast at a meeting of our Supervisory Board, unless otherwise provided for in the articles of association or the by-laws of the Supervisory Board. The company secretary assists the Supervisory Board.

A Supervisory Board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by an absolute majority of the votes cast. This vote must represent more than one third of our issued share capital if the resolution to suspend or dismiss a Supervisory Board member is not proposed by our Supervisory Board. Within three months after a suspension, our general meeting of shareholders must dismiss the Supervisory Board member, terminate the suspension or extend it. The total suspension may not exceed three months.

The general meeting of shareholders determines the Supervisory Board members’ compensation. In contrast to the provisions of the Dutch corporate governance code, until the end of our 2004 fiscal

Management Report

Corporate Governance

year we paid our Supervisory Board members in options on our ordinary shares as well as cash, and as of the beginning of our 2005 fiscal year in ordinary shares and cash, or cash only, at the member’s discretion and reimburse them for their expenses. The remuneration policy is intended to be able to attract and retain qualified and expert Supervisory Board members. It is in line with what is customary in the U.S. biotechnology industry and is in line, as much as possible, with the best practice provisions of the Code.

According to the best practice provisions of the Code, an individual may hold a maximum of five Supervisory Board memberships in Dutch listed companies, with the chairmanship of a Supervisory Board counting as two. All members of our Supervisory Board comply with this provision.

All members of the Supervisory Board comply with the criteria for independence as set out in the Code and are also independent in accordance with the requirements of applicable EU and Swiss rules.

The business address of each Supervisory Board member is the address of our principal executive office in Leiden, the Netherlands. As of April 25, 2008 our Supervisory Board members held an aggregate of 0.15% of our ordinary shares.

At of December 31, 2007 the Supervisory Board of Crucell consisted of:

Name	Age	Position	Service period according to rotation scheme
Jan Oosterveld	63	Chairman	2010
Phillip Satow	65	Member	2009
Claes Wilhelmsson	68	Member	2011
Seán Lance	59	Member	2011
Arnold Hoevenaars	58	Member	2009
Dominik Koechlin(1)	48	Member	2010
Jürg Witmer(2)	58
Claude Thomann(2)	55
Steve Davis(3)	50

(1)    Mr. Koechlin will resign as a member of the Supervisory Board at the company’s Annual General Meeting of Shareholders on May 30, 2008.

(2)    Mr. Witmer and Mr. Thomann resigned from the Supervisory Board on June 1, 2007.

(3)    Mr. Davis was nominated in January 2008 to join the Supervisory Board of Crucell. The Supervisory Board will propose to Crucell’s shareholders to appoint Mr. Davis as member of the Supervisory Board at the company’s Annual General Meeting of Shareholders on May 30, 2008.

Jan Oosterveld has served as chairman of our Supervisory Board since June 2006. He retired from Royal Philips Electronics N.V. on April 1, 2004, after an international career of 32 years. At his retirement he was responsible for Corporate Strategy, Corporate Alliances and the joint ventures with LGE on Cathode Ray Tubes (CRTs) and Liquid Crystal Displays (LCDs). In the latter responsibility he was the chairman of the board of LG Philips Ltd, which went public in April 2004, and vice-chairman of the board of LG Philips Displays BV. He was also the CEO of Philips Asia Pacific.

He graduated as a mechanical engineer from the Technical University Eindhoven, and holds an MBA from the Instituto de Estudios Superiores de la Empresa (IESE) in Barcelona. He was appointed Professor at IESE in 2003. Mr. Oosterveld has served as a member of our Supervisory Board since his appointment at the annual general meeting of shareholders on June 3, 2004. He is also a member of the board of Barco, Kortrijk, Belgium, Atos Origin, Paris, France, Cookson Electronics Group, London, UK and Continental, Hannover, Germany. Mr. Oosterveld is a Dutch citizen.

Phillip Satow has served as a member of our Supervisory Board since our incorporation. He spent 14 years at Pfizer, Inc. where his last position was vice president, Pfizer Europe. From 1985 to 1997, he was executive vice president of marketing at Forest Laboratories, Inc. From 1998 to 1999 he was president of Forest Pharmaceuticals, and executive vice president of Forest Laboratories Inc. In addition to the Forest Laboratories Board which he served on from 1999 to 2005, Mr. Satow was formerly a member of the board of Eyetech Pharmaceuticals Inc. Mr. Satow is currently a member of the Board of Directors of Noven Inc. Mr. Satow is an American citizen.

Claes Wilhelmsson has served as a member of our Supervisory Board since May 2003. He was previously the executive director of research and development of AstraZeneca plc from 1999 to July 2002, where he was responsible for AstraZeneca’s global R&D. He joined Astra in 1985 and held various positions until the company merged with Zeneca in 1999. Prior to working for Astra, he was a lecturer and researcher at the University of Göteborg in Sweden, where he also completed his medical education and PhD. He currently serves on the boards of a number of biotechnology and start-up

Management Report

Corporate Governance

companies. Dr. Wilhelmsson previously served on the board of AstraZeneca plc. Mr. Wilhelmsson is a Swedish citizen.

Seán Lance has served as a member of our Supervisory Board since January 2004. Mr. Lance is the past chairman of Chiron Corporation. He joined Chiron as president and Chief Executive Officer in 1998. From 1985 to 1998 he was employed at Glaxo Holdings where his last position was group Chief Operating Officer and CEO designate. He is a past president of the International Federation of Pharmaceutical Manufacturers Association. Mr. Lance is a chartered company secretary and administrator and he also holds a post-graduate qualification in Advanced Financial Management. Mr. Lance is a South African citizen.

Arnold Hoevenaars has served as a member of our Supervisory Board since June 2005 and has been attending our Supervisory Board meetings as an observer since July 2004. Mr. Hoevenaars is a chartered accountant in the Netherlands, and his previous positions include, among others, chairman of the management board of the Achmea Group, chairman of the board of directors and chairman/CEO of the Executive Board of Eureko B.V. and member of the management board and CFO of Royal Boskalis Westminster N.V. Mr. Hoevenaars is a Dutch citizen.

Dominik Koechlin has served as a member of our Supervisory Board since February 2006 upon settlement of Crucell’s exchange offer for Berna Biotech AG, where he was a member of the Board of Directors. His career began in 1986 as a financial analyst at Bank Sarasin & Cie in Basel. In 1990 he was a founding partner of Ellipson AG, a consultancy specialized in strategy, corporate finance and sustainability. In 1996 he became a member of the executive board of Telecom PTT, now known as Swisscom AG. In 1999 he took over responsibility for all of Swisscom’s international participations. He has served on the boards of Debitel AG (Stuttgart), Bluewin AG, Swisscom, SAM and was chairman of the board of UTA (Vienna) and a member of the supervisory board of Cesky Telecom (Prague). He is currently a member of the supervisory boards and Audit committees of LGT Bank (Liechtenstein), EGL AG and Swissmetal AG, and a board member at M2, Corris AG, Avaloq and the University of Basel. Mr. Koechlin is a Swiss citizen.

Steve Davis has been nominated to join the Supervisory Board. Mr. Davis was CEO of Corbis Corporation until 2007 and now acts as a senior advisor to the company. He has held positions within the United Nations High Commissioner for Refugees and several refugee resettlement programs. Currently he is a member of the Board of Trustees and Chair of the Leadership Council for PATH, a non-profit organization focused on improving public health in the developing world. He is a member of the Board of Trustees for the Fred Hutchinson Cancer Research Center. He holds a board position in Intrepid Learning Solutions, Seattle Foundation, and PlanetOut Inc. Mr. Davis holds a Bachelor of Arts from Princeton University, a Master of Arts from the University of Washington and a Doctorate in Law from Columbia University School of Law.

Committees

The Supervisory Board appoints from its members an Audit committee, a Remuneration committee, a Nomination committee and a Scientific advisory committee. The function of the committees is to prepare the decision-making of the Supervisory Board.

Audit committee

Arnold Hoevenaars, chairman
Seán Lance
Dominik Koechlin

The Audit committee consists of three Supervisory Board members who are independent within the meaning of the Nasdaq listing rules. This committee is responsible for, among other things, reviewing our annual and interim reports and accounts and for securing and monitoring our auditors’ involvement in that process. The Audit committee is the first point of address for the external auditor, when irregularities are found in the contents of the financial reports. The ultimate responsibility for reviewing our Annual Report and interim financial reporting lies with our Supervisory Board. At request of the Audit committee, the chairman of the Supervisory Board may be invited to attend the meetings of the Audit committee.

Our Audit committee is in compliance with all of the relevant rules and regulations of the Netherlands. We believe that the members of our Audit committee have sufficient financial and other experience to perform their responsibilities on the

Management Report

Corporate Governance

committee. Mr. A. Hoevenaars is a ‘financial expert’ as defined in the rules promulgated under the Sarbanes-Oxley Act of 2002.

Remuneration committee

Phillip Satow, chairman

Claes Wilhelmsson

Jan Oosterveld

The Remuneration committee advises on policies and reviews and determines objectives relevant to the compensation of the members of the Management Board and members of the Management Committee. Remuneration consists of a fixed salary portion and a variable bonus portion that is linked to our overall performance and the achievement of set objectives. The Remuneration committee evaluates the performance of members of the Management Board and Management Committee in view of those objectives and advises on the fixed and variable compensation of members of the Management Board and the Management Committee. In advising on short and long term incentive compensation for members of the Management Board and Management Committee, the Remuneration committee considers, among other factors, our financial and commercial performance, scientific performance and progress and the increase in value. External compensation survey data available for the biotechnology industry are also used as another factor to benchmark the compensation levels. It is the aim of the Remuneration committee to position the remuneration packages for members of the Management Board and Management Committee at competitive levels. The bonus paid to the Management Board is paid in connection with achievement of certain objectives set by the Supervisory Board.

Crucell maintains stock option plans whereby the Remuneration committee may grant options to employees and members of the Supervisory Board as well as non-employees in exchange for consulting services, subject to approval by the shareholders.

In addition, the Remuneration committee reviews the general compensation and benefit policies for our employees.

Nomination committee

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

Scientific advisory committee

Claes Wilhelmsson, Chairman

The Scientific advisory committee consists of one Supervisory Board member who is independent within the meaning of the Nasdaq listing rules. This committee is responsible for, among other things, reviewing progress in our research and development activities. The committee reports to the Supervisory Board on a regular basis.

Management Board

Our Management Board manages our general affairs and business, under the supervision of our Supervisory Board. Under our articles of association, the Management Board requires prior approval of the Supervisory Board to:

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

Management Report

Corporate Governance

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

Pursuant to the Code, members of the Management Board are allowed to hold a maximum of two Supervisory Board positions in other listed companies. The members of the Management Board did not hold any such positions in 2007.

The name, date of appointment and position of the members of our Management Board are:

Name/Position	Date of appointment
Ronald Brus	January 26, 2004
Chairman of the Management Board,
President and Chief Executive Officer
Leonard Kruimer	January 1, 2005
Chief Financial Officer
Jaap Goudsmit	January 26, 2004
Chief Scientific Officer
Cees de Jong (1)	Nominated
Chief Operating Officer

(1) Mr. de Jong was nominated in February 2008 to join the Management Board of Crucell. This nomination will be proposed to the Company’s shareholders at the company’s Annual General Meeting of Shareholders on May 30, 2008.

Management Board service contracts

The contracts for the Management Board members have been entered into for an indefinite period and provide for a notice period of up to six months upon

Management Report

Corporate Governance

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

Management Committee

For its day-to-day operations Crucell has established a Management Committee that is also responsible for the design, implementation and management of long- and short-term strategy under the final responsibility of the Management Board. The Management Board determines the number of members of the Management Committee. Members of the Management Committee are appointed and dismissed by the Management Board, with the approval of our Supervisory Board. The Management Committee generally meets once a month, and works closely with other members of our management team. Our Management Board may establish rules governing its relationship with our Management Committee. Our Supervisory Board must approve the adoption of and any changes to these rules.

The following table sets forth the name, age and position of each of the members of our Management Committee:

Name/position	Age
Ronald Brus
Chairman of Management Board,
President and Chief Executive Officer	44
Leonard Kruimer
Chief Financial Officer	49
Jaap Goudsmit
Chief Scientific Officer	56
René Beukema
General Counsel and Corporate Secretary	44
Arthur Lahr
Chief Strategy Officer & Executive Vice
President Business Development	39
Cees de Jong
Chief Operating Officer	47
Björn Sjöstrand
Chief Business Officer	40

The following paragraphs contain brief biographies of the members of our Management Board and the members of our Management Committee:

Ronald Brus is chairman of the Management Board and president and Chief Executive Officer since January 2004, and has been a member of our Management Committee since our incorporation. He was executive vice president, business development at IntroGene from 1997 to 2000 and Chief Operating Officer at Crucell from March 2003 until his appointment as president and Chief Executive Officer. From 1994 to 1996, he was product-planning physician at Forest Laboratories (New York) and from 1990 to 1994 he was medical director for Zambon B.V. He holds a medical degree (MD) from the University of Groningen. Mr. Brus is a Dutch citizen.

Leonard Kruimer became a member of the Management Board in January 2005. He has been our Chief Financial Officer and a member of our Management Committee since our incorporation. He held the same position at IntroGene from 1998 to 2000. From 1996 to 1998 he was an independent consultant with companies such as Pepsico and Royal Boskalis Westminster N.V. From 1988 to 1995, he held senior executive positions at Continental Can Europe, GE Capital/TIP Europe and Kwik-Fit Europe B.V. He was a consultant at McKinsey & Co. and has worked with Price Waterhouse. He holds a Masters in Business Administration from Harvard Graduate School of Business Administration, a degree from the University of Massachusetts, Amherst, and is a CPA in New York State. Mr. Kruimer is a Dutch citizen.

Jaap Goudsmit is a member of the Management Board since January 2004. He was our senior vice president vaccine research from September 2001 until July 2002 and member of our Management Committee from July 2002 as executive vice president vaccine R&D. In September 2002 he was appointed Chief Scientific Officer and head of research and development. He chaired the Academic Medical Center of the University of Amsterdam, the Research Institute for Infectious Diseases and the Institute for Science Education. He was the founding chair of the Scientific Advisory Committee of the International AIDS Vaccine Initiative (IAVI) and the founding co-chair of the European Vaccine Effort against HIV/AIDS (EuroVac). Since 1989 he has been a

Management Report

Corporate Governance

professor at the University of Amsterdam and the Academic Medical Center. He holds a medical degree (MD) and a PhD from the University of Amsterdam and is a board certified medical microbiologist. Mr. Goudsmit is a Dutch citizen.

René K. Beukema has been our General Counsel and Corporate Secretary since our incorporation. He held the same position at IntroGene from 1999 to 2000. From 1994 to 1999 Mr. Beukema was senior legal counsel for GE Capital/TIP Europe. From 1991 to 1994, he was legal counsel for TNT Express Worldwide N.V. He has a Masters in Law from the University of Amsterdam.

Arthur Lahr is Crucell’s Chief Strategy Officer and Executive vice president corporate business development. He joined Crucell in April 2001 as executive director business development, was appointed vice president business development in December 2003, a member of the Management Committee in January 2004, executive vice president in January 2006 and assumed responsibility for European marketing and sales and company strategy in the summer of 2006. From 1994 to 2001 he was a consultant with McKinsey & Co. in the Netherlands and New York. Prior to that he worked with Unilever. He holds a Masters in Business Administration from INSEAD and a Masters in Science, Applied Physics, from the University of Delft, the Netherlands.

Cees de Jong has joined Crucell as Chief Operating Officer in 2007. During the last four years Mr De Jong worked at Quest International in Naarden, the Netherlands. There he was a member of the Board and responsible for the Flavours Division, which he turned around from loss making to outperforming industry growth rates. Prior to Quest, he worked as Managing Director of DSM Anti-infectives, a $ 625 million global business, employing more than 4000 people worldwide. In 1989 Mr De Jong started his career at Gist Brocades, holding a variety of roles in Business Development, Strategy and General Management before the company’s acquisition by DSM in 1998. Mr De Jong holds a Medical Degree and an MBA at the Erasmus University Rotterdam.

Björn Sjöstrand has joined Crucell in 2007 and is Crucell’s Chief Business Officer. He was the Chief Executive Officer at SBL Vaccines before it merged with Crucell in November 2006. Mr. Sjöstrand, a Swedish national, successfully headed the Crucell SBL integration committee while directing the travel franchise and the Nordic sales force for the Crucell Group. He initiated and led a Management buyout of SBL Vaccin AB funded by 3i and SEB Företagsinvest. At SBL, he successfully implemented a triumphant, award-winning turnaround of the company from a loss-making company to a growth- focused, profit-making company between 2004 and 2006. Between 1999 and 2001, he was the Vice president operations & IT at Active Biotech, where he was also a member of the senior management team. Mr Sjöstrand completed a Bachelor of Science (BSc) degree in Economics and Business Administration at the University of Örebro. He also studied Financial investment theory and Commercial law at the same university.

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

The Disclosure committee is an integrated part of our organization and is essential to our internal control over financial reporting. The Disclosure committee and additional actions taken for further improvement of disclosure and internal control are intended to help us comply with the requirements of the Sarbanes-Oxley Act of 2002 and regulations promulgated by the Securities and Exchange Commission under that Act.

Management Report

Corporate Governance

Remuneration policy for Management Board and Supervisory Board

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

•         Base salaries should be broadly in line with average market levels, whereas short- and longterm incentive levels should reflect an upside potential in case of outstanding performance;

•         To enhance the effectiveness of the short-term incentive, clearly measurable and challenging targets are set, which reflect our strategic focus in the short-term; and

•         The long-term incentive plan should ensure a focus on longer-term strategic performance targets, which aim for shareholder alignment and motivation and retention of qualified executives.

Remuneration structure 2007

The Management Board members receive a fixed remuneration in the form of a base salary and variable remuneration in the form of a short-term incentive plan and a long-term incentive plan.

The incentive for the at target performance of the Chief Executive Officer amounts to 109% of base salary (75% short-term incentive and 34% long-term incentive) and for the Chief Financial Officer and Chief Scientific Officer a total target bonus of 86% of base salary is applicable (60% short-term incentive and 26% long-term incentive). This results for the Chief Executive Officer in 48% fixed and 52% variable compensation for at target performance. For the other two Management Board members, the balance equals 54% fixed and 46% variable compensation.

Base salary

In 2007, base salary levels of the Management Board have been increased by 3% in order to account for an inflation correction. Each consecutive year the Supervisory Board considers whether base salary levels should be adjusted by taking account of our external and internal business environment.

Short-term incentive

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

The target bonus of the Chief Executive Officer amounts to 75% of base salary and for the Chief Financial Officer and Chief Scientific Officer a target bonus of 60% of base salary is applicable. In the event performance exceeds expectations to a considerable extent, up to 125% of the target bonus could be rewarded as a maximum bonus.

The bonus is payable in restricted shares or cash, at the option of the participant. Our Management Board members are encouraged to opt for restricted shares to maximize alignment of shareholders’ interest. Therefore when opted for cash, a penalty of up to 25% reduction will be applied.

Management Report

Corporate Governance

Long-term incentive

At the annual general meeting of shareholders in 2005, our shareholders approved the long-term share-based incentive plan.

Target long-term incentive levels amount to 34% of base salary for the Chief Executive Officer and 26% for the Chief Scientific Officer and the Chief Financial Officer. When achieving maximum performance, a maximum of 200% of the target award can be awarded. Overall, no vesting takes place for below median performance.

The performance shares will be conditionally granted and vest if pre-set performance targets have been met at the end of a three-year performance period. The performance targets are based on a combination of absolute share price growth on the stock markets, and our Total Shareholder Return (‘TSR’). The TSR reflects the return received by a shareholder, taking into account both the change in share price and dividends received, while assuming dividends are re-invested in us.

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

The remaining 50 percent of the conditionally granted performance shares vest based on the positive difference in percentage-points between Crucell’s American Depository Shares (ADS), TSR performance and the Nasdaq Biotech Index. The following table shows the vesting scheme:

Nasdaq Biotech Index Vesting Scheme

Positive difference in Crucell’s TSR performance and the Nasdaq Biotech Index	Vesting as % of 50% of target award
≥ 50	200%
≥ 35 and < 50	150%
≥ 20 and < 35	100%
≥ 10 and < 20	50%
≥ 0 and < 10	25%
< 0	0%

In December 2005, 36,842 LTI Plan shares were granted to selected executives, of which 28,582 were granted to members of the Management Board. No LTI plan shares were granted in 2007 and 2006. There were no forfeitures of the LTI Plan grants through December 31, 2007. The conditionally granted shares vested on December 31, 2007 and were issued to the executives in the first quarter of 2008.

Pension

At the beginning of our 2005 fiscal year a new pension plan for our Management Board was introduced. The plan is a defined contribution plan, with a pensionable age of 65 years. The employee contribution is set at 7% of the pensionable salary (base pay minus an offset). The table below outlines the annual contribution rates, including the employee contribution. The risk premium for the survivor’s pension is financed separately by the employer.

Total contribution rates for our Board members:

Age	Contribution rate
25 to 30	8.4%
30 to 35	10.2%
35 to 40	12.5%
40 to 45	15.2%
45 to 50	18.7%
50 to 55	23.0%
55 to 60	28.6%
60 to 65	36.1%

Management Report

Corporate Governance

Remuneration Management Board and Supervisory Board

As of April 25, 2008 members of our Management Board and Supervisory Board held the following ordinary shares and options1.

Name of Holder	Ordinary shares held par April 25, 2008	Options held par April 25, 2008	Year of expiration	Exercise price
Ronald Brus	154,202	250,000	2009	9.40
		200,000	2011	3.49
		90,000	2011	2.64
		125,000	2011	5.94
Jaap Goudsmit	159,276	85,000	2009	9.40
		125,000	2011	5.94
Leon Kruimer	28,194	85,000	2009	9.40
		30,000	2011	3.49
		125,000	2011	5.94
Totals	341,672	1,115,000
Jan Oosterveld	9,500	10,000	2009	8.81
		10,000	2009	11.55
Seán Lance	—	10,000	2011	7.86
		10,000	2009	11.55
Phillip Satow	63,800	10,000	2009	11.55
		22,000	2011	3.49
		10,000	2011	6.48
Claes Wilhelmsson	7,500	10,000	2009	11.55
		10,000	2011	6.48
Arnold Hoevenaars	7,500	5,000	2009	8.81
		10,000	2009	11.55
Dominik Koechlin	7,591	—	—	—
Totals	95,891	117,000

1 During the period December 31, 2007 and April 25, 2008 a number of 60,000 options with an exercise price of €2.64 were exercised by Jaap Goudsmit. There were no other changes in the number of options held by members of the Management Board and Supervisory Board during this period.

For additional details on Management and Supervisory Board remuneration reference is made to note 5.23 ‘Related parties’ in the financial statements.

Principal accountant fees and services

Deloitte audited the accompanying consolidated balance sheets of Crucell N.V. and subsidiaries (the ‘Group’) as of December 31, 2007 and 2006 and the related consolidated income statements, shareholders’ equity, and cash flows for the years then ended. The consolidated income statement, changes in equity and cash flows of the Group for the period ended December 31, 2005 were audited by Ernst & Young Accountants.

The Sarbanes-Oxley Act of 2002 requires that Audit committees pre-approve all services provided by the Company’s independent auditor. This process is critical to the auditor maintaining independence. Our process requires that all services provided by the independent auditor be pre-approved by the Audit committee.

During 2007 and 2006 we paid the following amounts to our auditors for audit services, audit related services and tax services.

Year ended December 31,	2007	2006
Audit fees	904	1,178
Audit related fees	64	58
Tax fees for services provided related to consultations on tax matters	—	—
Total	968	1,236

Audit fees include fees associated with the annual audit, interim reviews, required statutory audits and services that only the independent auditor can reasonably provide, such as services associated with documents issued in connection with securities offerings.

Audit-related fees include accounting consultations on financial and accounting reporting standards.

Controls and procedures

Internal risk management and control system

Crucell’s Management Board is responsible for designing, implementing and operating the Company’s internal risk management and control systems. The purpose of these systems is to manage in an effective and efficient manner the significant risks to which the Company is exposed. Crucell’s internal and risk management and control systems with respect to financial reporting are in line with the guidance set forth in the COSO model, an integrated internal control framework established by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s internal risk management and control systems are designed to provide reasonable assurance that strategic objectives can be met. Such systems can never provide absolute assurance regarding achievement of Company objectives, nor can they provide an absolute assurance that material errors, losses, fraud, and the violation of laws or regulations will not occur. A summary of the risks that could prevent Crucell from realizing its objectives is included in the section ‘Risk Factors’ of this report.

Our internal risk management and control systems make use of various measures including:

•         Annual strategic evaluations of our business;

•         Periodical operational review meetings of the Management Board with the Management Committee;

•         Quarterly financial planning meetings of the Management Board with the Supervisory Board;

•         A planning and control cycle performed consisting of annual, quarterly and monthly procedures, including subsequent follow-up on achievements of targets set;

Management Report

Corporate Governance

•        Advice of Crucell’s Disclosure committee to our Chief Executive Officer and Chief Financial Officer with respect to the timely review, disclosure and evaluation of periodical (financial) reports as well as with respect to the maintenance and evaluation of disclosure controls and procedures;

•        Letters of representation that are signed by selected key-management members on a quarterly basis in which they confirm that for their responsible area based upon their knowledge:

-  An effective system of internal controls and procedures is maintained and

-  The financial reports fairly present the financial position, results of operations and cash flows;

•        Management letters and audit reports provided by our external auditor;

•        Crucell’s standardized and formalized working practices, including the Biological Safety Manual which was developed in-house to meet the specific needs of Crucell’s working environment;

•        The Code of Business Conduct and Ethics (Code of Conduct) of Crucell.

The Management Board has discussed the internal risk management and control system with the Audit committee and the Supervisory Board.

As a result of its listing at Nasdaq, Crucell is also obliged to comply with Section 404 of the American Sarbanes-Oxley Act of 2002 and related regulations (‘Section 404’). Section 404 addresses the responsibility of the Management Board for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with the accounting policies of the Company.

The Company has established a Steering committee, which governs the annual evaluation of the effectiveness of our system of internal control over financial reporting.

Evaluation of disclosure controls and procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a 15(f) and 15d 15(f) under the U.S. Securities Exchange Act of 1934. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•        Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

•        Provide reasonable assurance that transactions are recorded as necessary to permit preparation

Management Report

Corporate Governance

of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only by authorized employees in accordance with documented authorizations; and

•        Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, Management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

Deloitte Accountants B.V., the independent registered public accounting firm that audited the financials statements included in this Annual Report, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 as stated in their report beginning on page 121 of this report.

Changes in internal control over financial reporting

There has not been any change in the internal controls over financial reporting of the Company that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting.

Management Report

Corporate Governance

Attestation Report of the Independent Registered Public Accounting firm

To the Supervisory Board and Shareholders of Crucell N.V.
Leiden, the Netherlands

We have audited the internal control over financial reporting of Crucell N.V. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated May 6, 2008 expressed an unqualified opinion on those financial statements.

Deloitte Accountants B.V.
Amsterdam, the Netherlands,
May 6, 2008

Management Report

Articles of Association and Share Capital

Articles of Association and Share Capital

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

General

We were incorporated as a limited liability company (naamloze vennootschap) on October 9, 2000 by deed executed before Mr. R.J.J. Lijdsman, civil law notary. Our corporate seat is in Leiden, the Netherlands, and we have offices at Archimedesweg 4-6, 2333 CN Leiden, the Netherlands. We are registered in the trade register of the Chamber of Commerce and Industry for Leiden under number 28087740. The statement of no objection of the Minister of Justice in respect of our deed of incorporation was issued on October 9, 2000 under number N.V. 1133178. Our agent in the U.S. is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Corporate purpose

Our objects include acquiring, establishing and managing companies in our field, controlling and using intellectual property, and funding our operations.

Limitation of liability and indemnification matters

Pursuant to Dutch law, each member of our Supervisory and Management Boards is responsible to us for the proper performance of his or her assigned duties. They are also responsible for taking measures to prevent the consequences of any improper performance of duties by another member of our Supervisory Board or our Management Board. Our articles of association provide that our Management Board members and our Supervisory Board members are discharged from liability for their actions as board members, if our general meeting of shareholders adopts a resolution to that effect. This discharge extends only to actions or omissions disclosed in or apparent from the adopted annual accounts or otherwise communicated to our general meeting of shareholders.

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

This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Share capital

Our authorized share capital amounts to € 40.8 million divided into: 85,000,000 ordinary shares and 85,000,000 preference shares, each with a par value of € 0.24.

At December 31, 2007, there were 65,348,796 ordinary shares issued and outstanding. No preference shares are currently issued and outstanding. The ordinary shares can be issued in bearer or registered form. The preference shares can only be issued in registered form. Only bearer ordinary shares can trade on NYSE Euronext Amsterdam. The preference shares can only be issued in registered form. No share certificates will be issued for shares in registered form.

Ordinary shares

Our ordinary shares may be in registered or bearer form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer ordinary shares can trade on NYSE Euronext Amsterdam.

Management Report

Articles of Association and Share Capital

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

Preference shares

As of the date of this Annual Report, we have not issued any preference shares. On October 25, 2000, we established a foundation called Stichting Preferente Aandelen Crucell, also referred to as the Preferred Foundation. The Preferred Foundation’s objective is to safeguard our interests, our business and parties connected therewith by blocking any influences that may threaten these interests, which interests may include the continuity, identity of the proposed acquirer or identity of us, our business and the parties connected therewith. The Preferred Foundation can safeguard these interests through acquiring and managing our preference shares and by exercising the rights attaching to these shares, in particular, the voting rights.

The Preferred Foundation has an option to acquire preference shares up to 100% of the number of our outstanding shares, necessary to match the total number of statutory votes on all of the ordinary shares outstanding at the time of an acquisition. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from us. If we acquire any preference shares, they may be cancelled.

A board of governors of up to five persons directs the Preferred Foundation. Jan Oosterveld, in his capacity as chairman of our Supervisory Board, and Pieter Bouw, Mick W. den Boogert, Sweder van Wijnbergen and Gerard P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of our Management or Supervisory Board, or an employee of any of our advisers, any of our banks or us. These independent members are appointed by the board of governors. The non independent members are appointed by our Supervisory Board after consultation with our Management Board.

Membership of the board of governors of the Preferred Foundation terminates upon:

•        Voluntary retirement, reaching the age of 72, death or bankruptcy;

•        For our non independent members, resignation, or dismissal by the members of our Supervisory Board;

•        For our independent members, if they cease to be independent;

•        Dismissal by the complete board of the Preferred Foundation; or

•        Periodic retirement in accordance with a rotation plan to be drawn up by the Preferred Foundation’s board of governors, however, these members may be reappointed.

Management Report

Articles of Association and Share Capital

Issue of shares and pre-emptive rights

Our general meeting of shareholders, or our Management Board if the general meeting of shareholders has delegated the power to it, has the authority to decide on any further issuance of shares or rights to subscribe for shares and on the terms and conditions of such issuance. Our Management Board is the authorized corporate body (orgaan) for this purpose until November 21, 2008 and this authorization may at any time be extended for periods of up to five years. Our Management Board’s authority to issue shares is limited to our authorized share capital.

Our Management Board can issue shares of any class if it has the approval of our Supervisory Board. Without specific authorization from our general meeting of shareholders our Management Board may not issue preference shares or grant options for such shares if, as a result, more preference shares than other shares will or could become outstanding.

Each holder of ordinary shares has pre-emptive rights to subscribe for any ordinary shares that we issue and has pre-emptive rights to subscribe if we grant rights to subscribe for ordinary shares. Pre-emptive rights are in proportion to the percentage of our outstanding ordinary shares that the holder owns. Pre-emptive rights do not apply to ordinary shares issued for a non-cash contribution, to ordinary shares issued to our employees or ordinary shares issued to a person who exercises a previously acquired right to subscribe for ordinary shares. Holders of preference shares do not have pre-emptive rights if we issue ordinary shares, and holders of ordinary shares have no pre-emptive rights to purchase preference shares if we issue preference shares.

If our Management Board has been delegated the authority to issue shares, it can limit or exclude any pre-emptive rights as long as the general meeting of shareholders has granted it that power and our Supervisory Board approves. At present, our Management Board is authorized to do this. This authorization is valid until November 21, 2008 and the general meeting of shareholders may at any time extend this authorization for periods of up to five years.

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

•        The authorization specifies the number of shares that we may acquire, the manner in which they may be acquired and the limits within which the price must be set;

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

We and our subsidiaries may not vote shares that we or they hold. We may acquire shares to transfer them to our employees or the employees of our group companies under designated stock option plans without authorization.

Management Report

Articles of Association and Share Capital

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

Dutch law and our articles of association do not impose any limitations on non Dutch ownership or voting of our ordinary shares.

Annual report

We have a calendar fiscal year. Dutch law requires that within five months after the end of our fiscal year, unless the general meeting of shareholders has extended this period for a maximum of six months, our Management Board must make available to the shareholders a report with respect to that fiscal year. This report must include the financial statements and a report of an independent accountant. The Annual Report is submitted to the annual general meeting of shareholders for adoption. See ‘Management – Limitation of Liability and Indemnification Matters’.

Dividends

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preference shares will be paid their dividends, which will be a certain percentage of their nominal value, first. With Supervisory Board approval, our Management Board then decides whether and how much of the remaining profit they will reserve. Any profits remaining shall be paid as a dividend on the ordinary shares, if the retained earnings are negative or are to be used to form a statutory reserve no dividend will be paid out. With the approval of our Supervisory Board and subject to Dutch law, our Management Board can pay an interim dividend.

We can make distributions to shareholders at the charge of one or more of our reserves. Holders of shares are entitled to the full dividend for the fiscal year 2000 and subsequent fiscal years. Any dividends that are not claimed within five years of their declaration revert to us.

Management Report

Articles of Association and Share Capital

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

Enforcement of civil liabilities

We are incorporated under the laws of the Netherlands, and the majority of the members of our Supervisory Board, all of the members of our Management Board and management team and all of the experts named in this document are residents of, and most of our and their assets are in, jurisdictions outside the U.S. As a result, it may not be possible for you to effect service of process within the U.S. upon us or these persons, or to enforce against us or these persons in courts in the U.S., judgments of these courts predicated upon the civil liability provisions of U.S. securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our Management Board or Supervisory Board or management team or any of the experts named in this document in an original action based solely upon the federal securities laws of the U.S. brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a corporation.

Our legal counsel in the Netherlands, Allen & Overy, has advised us that because there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the U.S. and the Netherlands, courts in the Netherlands will not automatically enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands, claimants must litigate the relevant claim again before a Dutch court of competent jurisdiction. Under current practice, however, a Dutch court will recognize a final and conclusive judgment rendered by a U.S. court if the Dutch court finds that:

•        The U.S. court assumed jurisdiction on grounds that are acceptable from an international law perspective;

•        The final judgment results from proceedings compatible with Dutch concepts of due process; and

•        The final judgment does not contravene public policy of the Netherlands.

If the Dutch court recognizes the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Obligations of shareholders to disclose holdings under Dutch law

Under the Financial Supervision Act any person who, directly or indirectly, acquires, or disposes of, an interest in the capital and/or the voting rights of a public limited liability company incorporated under Dutch law with an official listing on a stock exchange within the European Economic Area must immediately give written notice to the Dutch securities regulator AFM by means of a standard form, of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person meets, exceeds or falls below the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

The notification requirement also applies if a person’s capital interest or voting right meets, exceeds or falls below the abovementioned thresholds as a result of a change in the share capital or voting rights, and the notification must be made no later than the fourth trading day after the AFM has published the notification as described in the following sentence. Crucell is required to notify the AFM immediately if its share capital or voting rights change by 1% or more since the previous notification. Other changes must be notified periodically.

Management Report
Articles of Association and Share Capital

In addition, the members of the Management Board and Supervisory Board are required to immediately notify the AFM of any change in the number of Crucell shares or options they hold or voting rights in respect of these shares. The AFM will disclose this information in a public register on its website. Non-compliance with the obligations of the Financial Supervision Act can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies in accordance with the Financial Supervision Act, including suspension of the voting rights in respect of such person’s ordinary shares.

Management Report

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and Shareholders of Crucell N.V.

We have audited the accompanying consolidated balance sheets of Crucell N.V. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company, for the year ended December 31, 2005 were audited by other auditors whose reports dated April 18, 2006 expressed an unqualified opinion on these statements.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crucell N.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 6, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Accountants B.V.

Amsterdam, the Netherlands,

May 6, 2008

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Supervisory Directors and Shareholders of Crucell N.V.

We have audited the accompanying consolidated statements of income, changes in equity and cash flows of Crucell N.V. for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Crucell N.V. for the year ended December 31, 2005, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Accountants
Amsterdam, the Netherlands
April 18, 2006

Financial Statements
Consolidated Income Statements

Consolidated Income Statements

Year ended December 31,	Notes	2007	2006	2005
(Amounts in thousands of Euro, except per share data)

Product sales		177,569	103,918	—
License revenues		12,211	16,955	20,848
Service fees		14,006	10,694	11,881
Total revenues	4	203,786	131,567	32,729

Cost of product sales		(124,557)	(83,518)	—
Cost of service fees		(10,327)	(6,971)	(7,156)
Total cost of goods sold	4/5.1	(134,884)	(90,489)	(7,156

Gross margin		68,902	41,078	25,573

Government grants		7,086	6,901	4,137
Other income		2,244	2,455	703
Total other operating income	4	9,330	9,356	4,840

Research and development	5.1	(63,995)	(67,606)	(34,048)
Selling, general and administrative	5.1	(65,621)	(47,199)	(13,689)
Restructuring	5.18	—	(3,120)	—
Impairment	5.6/5.7	(171)	(30,416)	—
Total other operating expenses	4	(129,787)	(148,341)	(47,737)

Operating loss		(51,555)	(97,907)	(17,324)
Financial income	5.2	13,190	13,453	2,332
Financial expenses	5.3	(11,812)	(11,706)	(131)
Results investments associates and joint ventures	5.9	(996)	(1,956)	(455)
Gain on disposal of non-consolidated companies	5.9	2,186	—	—
Loss before tax		(48,987)	(98,116)	(15,578)

Income tax	5.4	3,040	10,551	—
Loss for the year		(45,947)	(87,565)	(15,578)

Attributable to: Equity holders of the parent		(45,947)	(87,313)	(15,578)
Minority interest		—	(252)	—
		(45,947)	(87,565)	(15,578)

Net loss per share – basic and diluted	5.5	(0.71)	(1.53)	(0.39)
Weighted average shares outstanding – basic and diluted (in thousands)		65,103	57,064	39,852

Financial Statements
Consolidated Balance Sheets

Consolidated Balance Sheets

Year ended December 31,	Notes	2007	2006
(Amounts in thousands of Euro, except per share data)

Assets
Non-current assets
Property, plant and equipment	5.6	145,525	138,018
Intangible assets	5.7	94,045	113,077
Goodwill	5.8	44,377	47,419
Investments in associates and joint venture	5.9	9,070	5,998
Pension asset	5.10	2,479	2,555
Available-for-sale investments	3.5	10,009	12,339
Other financial assets	5.11	16,153	16,430
Deferred tax asset	5.4	—	308
		321,658	336,144
Current assets
Cash and cash equivalents	5.12	163,248	157,837
Trade accounts receivable	5.13	47,563	58,563
Inventories	5.14	67,233	75,519
Other current assets	5.15	25,218	25,152
		303,262	317,071
Total assets		624,920	653,215

Liabilities and equity
Equity attributable to equity holders of the parent	5.16	437,242	497,300

Non-current liabilities
Long-term provisions	5.18	4,573	5,132
Long-term financial liabilities	5.19	28,030	26,945
Deferred tax liability	5.4	28,210	33,586
Other non-current liabilities and deferred income	5.20	12,123	—
		72,936	65,663
Current liabilities
Trade accounts payable	5.21	50,970	38,512
Short-term financial liabilities	5.19	24,765	19,468
Other current liabilities and deferred income	5.20	37,897	29,132
Income tax payable		349	266
Short-term provisions	5.18	761	2,874
		114,742	90,252

Total liabilities		187,678	155,915
Total liabilities and equity		624,920	653,215

Financial Statements
Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity

(Amounts in thousands of Euro)

	Attributable to equity holders of the parent
	Issued capital	Share premium	Net unrealized gains reserve	Translation reserve	Accumulated deficit	Total	Minority interests	Total equity

At January 1, 2005	8,850	216,790	—	—	(144,981)	80,659	—	80,659
Unrealized gain on available for sale securities	—	—	9,630	—	—	9,630	—	9,630
Total income and expense for the year recognized directly in equity	—	—	9,630	—	—	9,630	—	9,630
Loss for the year	—	—	—	—	(15,578)	(15,578)	—	(15,578)
Total recognized income and expense for the year	—	—	9,630	—	(15,578)	(5,948)	—	(5,948)
Issue of shares	1,096	56,439	—	—	—	57,535	—	57,535
Costs share based payment transactions	—	2,349	—	—	—	2,349	—	2,349
Issue of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	2,992	—	—	—	2,992	—	2,992
Stock based incentive plan	—	22	—	—	—	22	—	22

At December 31, 2005	9,946	278,592	9,630	—	(160,559)	137,609	—	137,609
Foreign currency translation	—	—	—	(7,920)	—	(7,920)	(814)	(8,734)
Unrealized gain on available for sale securities	—	—	1,040	—	—	1,040	—	1,040
Total income and expense for the year recognized directly in equity	—	—	1,040	(7,920)	—	(6,880)	(814)	(7,694)
Loss for the year	—	—	—	—	(87,313)	(87,313)	(252)	(87,565)
Total recognized income and expense for the year	—	—	1,040	(7,920)	(87,313)	(94,193)	(1,066)	(95,259)
Issue of shares	5,458	433,104	—	—	—	438,562	12,093	450,655
Costs of share-based payment transactions	—	4,000	—	—	—	4,000	—	4,000
Acquisition of minority interest	149	10,878	—	—	—	11,027	(11,027)	—
Issue of warrants and non-employee stock options to acquire ordinary shares in exchange for services	—	295	—	—	—	295	—	295

At December 31, 2006	15,553	726,869	10,670	(7,920)	(247,872)	497,300	—	497,300
Foreign currency translation	—	—	—	(20,622)	—	(20,622)	—	(20,622)
Net unrealized gain on available for sale securities	—	—	(2,330)	—	—	(2,330)	—	(2,330)
Total income and expense for the year recognized directly in equity	—	—	(2,330)	(20,622)	—	(22,952)	—	(22,952)
Loss for the year	—	—	—	—	(45,947)	(45,947)	—	(45,947)
Total recognized income and expense for the year	—	—	(2,330)	(20,622)	(45,947)	(68,899)	—	(68,899)
Issue of shares	132	2,185	—	—	—	2,317	—	2,317
Costs of share-based payment transactions including non-employee stock options	—	6,524	—	—	—	6,524	—	6,524
At December 31, 2007	15,685	735,578	8,340	(28,542)	(293,819)	437,242	—	437,242

The accompanying notes are an integral part of these financial statements.

Financial Statements
Consolidated Cash Flow Statements

Consolidated Cash Flow Statements

Year ended December 31,	Notes	2007	2006	2005
(Amounts in thousands of Euro)

Cash flows from (used in) operating activities
Loss of the year		(45,947)	(87,565)	(15,578)

Adjustments for non-cash items
Income tax	5.4	(3,040)	(10,551)	—
Results investments associates and joint ventures	5.9	996	1,956	455
Financial income	5.2	(13,190)	(13,453)	(2,332)
Financial expenses	5.3	11,812	11,706	131
Depreciation	5.6	14,453	14,275	2,973
Amortization	5.7	11,894	7,560	1,470
Impairment	5.6/5.7	171	30,416	—
Fair value adjustments on inventory	5.14	8,493	11,272	—
Change in long-term provisions	5.18	11,460	180	—
Gain on disposal of assets	5.9	(2,236)	(176)	—
Stock based compensation	5.17	6,817	5,687	6,919

Changes in net working capital
Trade accounts receivable		8,583	(25,755)	196
Inventories		(6,128)	(15,674)	—
Other current assets		(615)	1,136	(11,557)
Trade accounts payable		16,274	18,509	6,662
Other current liabilities		8,247	(3,211)	(4,216)
Short-term provisions		(2,153)	1,821	—
Interest paid		(2,152)	(2,211)	(132)
Income taxes paid		(1,545)	124	—

Net cash flows from (used in) operating activities		22,194	(53,954)	(15,009)

Cash flows from (used in) investing activities
Purchase of property, plant and equipment	5.6	(27,156)	(20,337)	(17,137)
Proceeds from sale of equipment	5.6	113	197	—
Acquisition of intangible assets	5.7	—	(12,371)	—
Proceeds from sale of intangible assets	5.7	—	225	—
Acquisition of Berna Biotech, Switzerland, net of cash acquired	5.8	—	67,784	—
Acquisition of SBL, Sweden, net of cash acquired	5.8	—	(33,386)	—
Investments/capital increase in joint ventures/ associates	5.9	(8,553)	(1,427)	—
Proceeds from disposal joint ventures/ associates	5.9	6,081	—	—
Assets classified as held for sale		—	11,772	—
Proceeds from financial assets		—	7,627	—
Interest received	5.2	5,274	3,075	1,864

Net cash flows from (used in) investing activities		(24,241)	23,159	(15,273)

Cash flows from financing activities
Proceeds from issue of share capital	5.16	2,281	82,797	57,535
Proceeds from financial liabilities	5.19	10,309	14,703	8,982
Repayment of financial liabilities	5.19	(1,346)	(18,769)	(1,212)
Net cash flows from financing activities		11,244	78,731	65,305
Effects of exchange rate on cash and cash equivalents		(3,786)	(1,833)	—
Net increase (decrease) in cash and cash equivalents		5,411	46,103	35,023
Cash and cash equivalents at beginning of the year	5.12	157,837	111,734	76,711
Cash and cash equivalents at end of the year	5.12	163,248	157,837	111,734

Financial Statements

Notes to the Consolidated Financial Statements

1 General information

1.1 Corporate information

General

Crucell N.V. (‘Crucell’ or the ‘Company’) is incorporated and domiciled in Leiden, the Netherlands. Its shares are publicly traded at NYSE Euronext Amsterdam (CRXL), and SWX Swiss Exchange Zurich (CRX). Its American Depositary Shares (ADSs) are publicly traded at Nasdaq New York (CRXL). Crucell and its subsidiaries together constitute the Crucell Group, or the ‘Group’. The Company has subsidiaries in the Netherlands, Switzerland, Spain, Italy, Sweden, Korea and the U.S. Crucell employed 1,126 people at December 31, 2007 (2006: 1,073).

Crucell is a fully integrated biopharmaceutical company, focused on developing, producing and marketing products to combat infectious diseases. Its core vaccine portfolio includes Inflexal V, a vaccine against influenza, paediatric vaccines Hepavax-Gene and Quinvaxem and travel vaccines Vivotif, Dukoral, and Epaxal. In addition to these portfolio vaccines, the Company has a broad pipeline of new potential vaccines and proteins.

The Company has developed various proprietary technologies such as PER.C6, MAbstract, AdVac, STAR and virosome-adjuvanted technologies. Crucell licenses these proprietary technologies to others in the biopharmaceutical industry.

Changes in the scope of consolidation

The consolidated financial statements include the results of the acquired companies for the period from the date of acquisition unless mentioned otherwise. There have been no changes in the scope of consolidation in 2007. In 2006 the most significant changes in the scope of consolidation were due to:

•                 the acquisition of the shares of Berna Biotech AG (February 2006);

•                 the establishment of Crucell Vaccines Inc. followed by the acquisition of the assets and liabilities of Berna Products Corporation (October 2006) and

•                 the acquisition of the shares of SBL Vaccin Holding AB (November 2006).

Further details on these acquisitions are provided in note 5.8.1.

List of consolidated companies

The Company’s most significant subsidiaries as of December 31, 2007 were:

Subsidiaries (fully consolidated)

Name	Legal Seat	Country	2007 Ownership	2006 Ownership	2005 Ownership
Crucell Holland B.V.	Leiden	the Netherlands	100%	100%	100%
U-BiSys B.V.	Utrecht	the Netherlands	100%	100%	100%
ChromaGenics B.V.	Amsterdam	the Netherlands	100%	100%	100%
Berna Biotech AG	Bern	Switzerland	100%	100%	0%
Berna Biotech España SA	Madrid	Spain	100%	100%	0%
Berna Biotech Italia Srl	Milano	Italy	100%	100%	0%
Etna Biotech Srl	Catania	Italy	100%	100%	0%
Berna Rhein B.V.	Leiden	the Netherlands	100%	100%	0%
Rhein Vaccines B.V.*	Maastricht	the Netherlands	—	100%	0%
Berna Biotech Korea corp.	Seoul	Korea	100%	100%	0%
Crucell Holding Inc.	Wilmington, DE	United States	100%	100%	0%
Crucell Vaccines Inc.	Wilmington, DE	United States	100%	100%	0%
Crucell Biologics Inc.	Wilmington, DE	United States	100%	100%	0%
SBL Vaccin Holding AB	Stockholm	Sweden	100%	100%	0%
SBL Vaccin AB	Stockholm	Sweden	100%	100%	0%
Vitec AB	Stockholm	Sweden	100%	100%	0%

* On November 30, 2007 Rhein Vaccines B.V. legally merged into Berna Rhein B.V. and ceased to exist per that date.

Financial Statements

Notes to the Consolidated Financial Statements

1.2 Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and are prepared on a historical cost basis unless stated otherwise. There are no differences between IFRS applied by the Group and IFRS as issued by the International Accounting Standards Board.

As permitted by article 362 of Book 2 of the Netherlands Civil Code, the Company financial statements have been prepared applying the same IFRS accounting policies as used in the consolidated financial statements. In conformity with article 402, Book 2 of the Dutch Civil Code, the Company income statement is presented in abbreviated form.

The consolidated financial statements for the year ended December 31, 2007 were authorized for issue in accordance with a directors’ resolution on April 29, 2008. Certain prior year figures were restated to confirm with the current year’s classification.

Foreign currency translation

The functional and presentation currency of the Group is the Euro. All values are rounded to the nearest thousand (€ 000) unless indicated otherwise.

Each entity in the Group determines its own functional currency based on the primary economic environment in which it operates. Items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

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

1.3 Use of estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and use of critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in the following notes:

• note 2.1	Revenue recognition
• note 5.8	Accounting for business combinations
• note 5.4	Utilization of tax carry forward losses
• note 5.6/ 5.7/ 5.8	Impairment reviews of property, plant and equipment, intangible assets and goodwill
• note 5.10	Valuation of defined benefit plans
• note 5.14	Valuation of inventories
• note 5.17	Valuation of share-based-payments
• note 5.18	Recognition of provisions for litigations and claims

1.4 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2007 and for the period then ended. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies. All intra-group balances and transactions are eliminated in full.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operational policies of an enterprise so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date of acquisition, which is the date on which the Company obtains control and continue to be consolidated until the date such control ceases.

Financial Statements

Notes to the Consolidated Financial Statements

Minority interests represent the portion of profit or loss for the year and net assets at the end of the year not held by the Company and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity attributable to equity holders of the parent.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest. The Company recognizes its interest in joint ventures using the equity method, under which the investment in the joint venture is carried in the balance sheet at cost plus post-acquisition changes in the Company’s share of net assets of the joint venture. The income statement reflects the share of the results of operations of the joint venture. Periodically the Company determines whether it is necessary to recognize an impairment loss with respect to the Company’s net investment in the joint venture.

The reporting dates of the joint ventures are the same as those of the Company and the accounting policies of the joint ventures conform to those used by the Company.

Associates

The Company’s investments in associates are accounted for under the equity method of accounting. An associate is an entity in which the Company has significant influence and which is neither a subsidiary nor a joint venture. The reporting dates of the associates are the same as those of the Company. If an associate uses accounting policies other than those of the Company for like transactions and events in similar circumstances, adjustments are made to conform the associate’s accounting policies to the Company’s accounting policies.

Joint Venture and Associated companies
(not consolidated)

Name	Joint venture/ associate	Legal Seat	Country	2007 Ownership	2006 Ownership
Percivia LLC	Joint venture	Cambridge, MA	United States	50%	50%
Kenta Biotech AG	Associated company	Bern	Switzerland	22%	37%
ADImmune corp.	Associated company	Taipei	Republic of China	20%	0%
Pevion Biotech AG	Sold on November 5, 2007	Bern	Switzerland	0%	50%

1.5 Changes in accounting policies

1.5.1 Newly adopted accounting policies in 2007

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Adoption of these revised standards and interpretations did not have any significant effect on the Group’s consolidated financial statements or on the Company’s financial statements. They did however give rise to additional disclosures.

The following standard and interpretations are effective as of 2007 and have been adopted:

•                 IFRS 7 ‘Financial instruments: Disclosures’, and the complementary amendment to IAS 1, ‘Presentation of financial statements – Capital disclosures’, introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Company’s financial instruments, or the disclosures relating to taxation and trade and other payables.

•                 IFRIC 8, ‘Scope of IFRS 2’, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This interpretation does not have any impact on the financial statements.

•                 IFRIC 10, ‘Interim financial reporting and impairment’, prohibits the impairment losses recognized in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the financial statements.

•                 IFRIC 11, ‘IFRS 2 – Group and treasury share transactions’. IFRIC 11 provides guidance on whether share-based transactions involving treasury shares or involving group entities (for example, options over a parent’s shares) should

Financial Statements

Notes to the Consolidated Financial Statements

be accounted for as equity settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. This interpretation does not have an impact on the financial statements.

The following standard was not yet effective as December 31, 2007, but has been early adopted:

•                 IFRS 8, ‘Operating segments’ (effective from 1 January 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the U.S. standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group applied IFRS 8 starting January 1, 2007. The impact of the early adoption is described in note 4 ‘Segment information’.

The following amendment and interpretation were not yet effective as per balance sheet date and were not early adopted by the Company:

•                 IAS 23 (Amendment), ‘Borrowing costs’ (effective from 1 January 2009). The amendment to the standard is still subject to endorsement by the European Union. It requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company will apply IAS 23 (Amended) from 1 January 2009, but adoption will have no impact on the Company’s financial statements as borrowing costs directly attributable to qualifying assets are already capitalized in line with the allowed alternative treatment of IAS 23.

•                 IFRIC 14, ‘IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction’
(effective from 1 January 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum-funding requirement. The Company will apply IFRIC 14 from 1 January 2008 and currently assesses the impact of the interpretation. This interpretation is still subject to endorsement by the European Union.

The following interpretations to existing standards have been published and are mandatory for the Company’s accounting periods beginning on or after 1 January 2008 or later periods but are not relevant for the Company’s operations:

•                 IFRIC 12, ‘Service concession arrangements’ (effective from 1 January 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Company’s operations because none of the Company’s companies provides for public sector services. This interpretation is still subject to endorsement by the European Union.

•                 IFRIC 13, ‘Customer loyalty programmes’ (effective from 1 July 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement in using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s companies operate any loyalty programmes. This interpretation is still subject to endorsement by the European Union.

Financial Statements

Notes to the Consolidated Financial Statements

2 Summary of significant accounting policies

2.1 Revenue recognition

General

In general, revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue and the cost (to be) incurred in the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received excluding discounts, rebates, value added taxes and duties.

Revenues are recognized on a gross basis when the Group acts as the principal in an arrangement, and recognized on a net basis when the Group acts as agent.

Goods or services traded for items of a similar nature are not regarded as transactions that generate revenue. Goods or services traded for dissimilar items are regarded as transactions that generate revenue.

Product sales

Revenue from product sales is recognized when:

•                  the significant risk and rewards of ownership of the products have passed to the buyer,

•                  the Group does not retain either managerial involvement to the degree usually associated with ownership or effective control over the goods sold,

•                  the amount of revenue and the cost (to be) incurred in the transaction can be measured reliably and

•                  it is probable that the economic benefits associated with the transaction will flow to the entity.

Licence revenues

The Group recognizes initial fees to the licensing of the technology as revenues over the period of the significant continuing performance obligations, if any, and upon transfer of the significant risks and rewards to the buyer.

Under certain arrangements, the Group has no continuing performance obligations after delivery of the associated technology under the license agreement or any other arrangement with the licensee. In such arrangements, initial license fees are recognized as revenue when significant risks and rewards pass to the buyer, which is the moment the transfer of developed technology is completed.

The Group’s arrangements provide for continuing support of its technology at standard consulting rates. Revenues derived from consulting services that are not essential to licensee’s ability to use the Group’s technology, are recognized as earned during the period that the consulting services are performed.

In certain arrangements, the Group collaborates with third parties to develop novel products or processes using its proprietary technology. These arrangements generally include an initial license fee upon the delivery of the proprietary technology and additional fees for providing ongoing research and development activities. The research and development activities performed are substantive and critical to the licensees’ exploitation of the delivered technology. When significant risks and rewards pass to the buyer, initial fees from these arrangements are recognized as revenues over the period of continuing performance obligations. Additional fees from research and development activities are recognized as revenues earned over the period of the development collaboration or the manufacturing obligation. All fees received under collaboration agreements are non-refundable.

Certain of the Group’s license agreements provide for additional non-refundable fees to be paid to the Group upon the achievement of milestones by the licensee. These milestone payments may be included in license agreements regardless of whether the Group has continuing performance obligations under a particular agreement.

For license agreements where there are no continuing performance obligations, milestone revenue is recognized when those amounts become due and payable upon achievement of the milestone. The licensee has to confirm the achievement of a milestone in writing before the revenue is recognized.

The Group also has license agreements with continuing performance obligations. License revenues from the achievement of these research and development milestones, if deemed substantive (as described below), are recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible under the terms of the agreement.

Financial Statements

Notes to the Consolidated Financial Statements

Milestones are considered ‘substantive’ if all of the following conditions are met:

•                  The milestone payments are non-refundable under the terms of the agreement;

•                  Achievement of the milestone involved a degree of risk and was not reasonably assured at the inception of the arrangement;

•                  Substantial effort involved in achieving the milestone;

•                  The amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and

•                  A reasonable amount of time passed between the upfront license payment and the first milestone payment as well as between each subsequent milestone payment.

If any of these conditions are not met, the Group would recognize the proportionate amount of the milestone payment upon receipt as revenue that corresponds with the percentage of work already completed. The remaining portion of the milestone payment would be deferred and recognized as revenue as performance obligations are completed.

In addition to the initial fee, the Group’s arrangements generally provide that the licensee makes semi-annual or annual payments (called ‘license maintenance fees’) to maintain the license for a subsequent term. Generally, licensees may terminate the license and related maintenance fees upon 30 days’ to 90 days’ notice. License maintenance fees are recognized as revenues when the amounts become fixed and payable. The aggregate of license maintenance fees paid are generally deductible from any earned royalty payments which may be due on future product sales of the licensee, if any, under the license agreement. Royalties are recognized as revenue when they become fixed and payable.

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

2.3 Other operating income

Government grants

The Group receives certain government grants that support research efforts in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in various grants. Income associated with these grants is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectibility of the receivable is deemed probable and all attaching conditions will be achieved. Where the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Other income

Other income results from non-core business transactions and mainly consists of the sale of tangible and intangible assets incidental to the business, reimbursement of development costs and sublet of premises.

2.4 Research and Development expenses

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Internally generated intangible assets arising from the Group’s development activities are recognized if all of the recognition criteria for internally generated intangible assets are met, meaning:

•     an asset is created that can be identified;

•     it is probable that the asset created will generate future economic benefits; and

•     the development cost of the asset can be measured reliably.

Product registration fees will, in principle, meet these recognition requirements. Where no internally generated intangible asset can be recognized, development expenditure is recognized as an expense in the period in which it is incurred. Research and development expenses are comprised

Financial Statements

Notes to the Consolidated Financial Statements

of the following types of costs when incurred in performing research and development activities:

•                  Salaries and benefits paid to research and development employees,

•                  Allocated overhead and facility costs,

•                  Pre-clinical study costs,

•                  Clinical trial costs,

•                  Amortization of intangible assets,

•                  Contract services and

•                  Other outside costs.

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

Deferred tax

Deferred income tax is calculated using the asset and liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts under IFRS. Deferred tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred income tax assets are recognized for all deductible temporary differences and carry-forwards of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forwards of unused tax credits and unused tax losses can be utilized.

The unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted at the balance sheet date.

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

2.7 Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less, which are convertible to a known amount of cash and bear an insignificant risk of change in value, to be cash equivalent.

2.8 Financial assets

Trade accounts receivable

Trade receivables do not carry any interest and are recognized and carried at original nominal invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts. Bad debts are written off when identified.

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale. After initial measurement, available-for-sale financial assets are measured at

Financial Statements

Notes to the Consolidated Financial Statements

fair value with unrealized gains or losses being recognized directly in equity in the net unrealized gains reserve. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the income statement.

Other financial assets

Other financial assets are valued at their nominal value less an allowance for any uncollectible amounts.

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

2.9 Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes expenditures for materials acquired, directly attributable costs and related production overhead expenses. Net realizable value is determined using the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Allowances are made for obsolete inventory.

2.10 Other current assets

Other current assets are stated at amortized cost, which generally corresponds with face value, less an adjustment for bad debts.

2.11 Property, plant and equipment

Property, plant and equipment is stated at cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. The cost of replacing a part of a plant or equipment is capitalized if the recognition criteria are met. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment. Depreciation is charged to the income statement on a straight-line basis over the estimated useful life of the assets:

•                  Freehold land is not depreciated;

•                  Buildings: 20 to 50 years;

•                  Computer equipment: three years;

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

2.12 Intangible assets

Intangible assets acquired are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets are not capitalized if the recognition requirements are not met; in which case the expenses associated with generating the intangible asset are recognized in the income statement. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over the useful life. The amortization period and the amortization method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, and

Financial Statements
Notes to the Consolidated Financial Statements

treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement consistent with the function of the intangible asset.

The estimated useful life of the assets is as follows:

•                  Patents and licenses: one year to 20 years;

•                  Customer lists: three years;

•                  Developed technology: five years to 20 years;

•                  In-process R&D is not depreciated until completion of the asset.

2.13 Goodwill and business combinations

Business combinations are accounted for using the purchase method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities, but excluding future restructuring) of the acquired business at fair value. Goodwill acquired in a business combination is initially measured at cost, which is the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill includes intangible assets that were identified in a business combination, but not valued separately because the assets were either not separable or could not be measured reliably. Assets identified and included as part of goodwill can be specific customer relationships or supply contracts not meeting the requirements for separate recognition and the workforce acquired.

Assigning fair values to the assets and liabilities acquired in a business combination inherently requires the use of estimates. Under IFRS 3 Business Combinations, these fair values can be adjusted up to one year after the acquisition date, which can affect the amount recognized as goodwill.

Goodwill acquired in a business combination is allocated from the acquisition date to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and, if necessary, translated into Euro at the rate of exchange ruling at the balance sheet date.

2.14 Impairment of non-financial assets

The Group assesses non-financial assets at each reporting date to determine whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the asset’s fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, to which the goodwill has been allocated. Where the recoverable amount of the cash-generating unit is less than the carrying amount of the cash-generating unit to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

2.15 Employee benefits

Pensions

The Group operates both defined benefit plans and defined contribution plans. For defined contribution plans, obligations for contributions are recognized as an expense when they are due. The Group has no obligation to pay further contributions into a defined contribution plan if the fund does not hold sufficient assets to pay all plan benefits.

Under defined benefit plans, the pension entitlements are calculated using the projected unit credit actuarial method. The pension liability recognized in the balance sheet is the present value of the defined benefit obligation at the balance sheet date, less the fair value of the plan assets after adding or subtracting unrecognized actuarial gains or losses and past-service costs.

Financial Statements
Notes to the Consolidated Financial Statements

The defined benefit obligation is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and any unrecognized past-service costs and the fair value of any plan assets are deducted. For each plan the recognized assets are limited to the net total of any cumulative unrecognized net actuarial losses and past-service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan (the ‘asset ceiling’). Actuarial gains and losses in excess of a threshold of the higher of 10% of the pension liabilities and 10% of the fair value of the plan assets are charged or credited to the income statement over the employees’ expected average remaining working lives.

Share-based payment transactions

Stock option plans

Certain employees receive a portion of their remuneration in the form of stock options, which are treated as share-based payment transactions, whereby employees render services as consideration for equity instruments (‘equity-settled transactions’).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which the options are granted, determined using the Black-Scholes stock option pricing model, as described in note 5.17.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date’). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period with the offsetting entry recorded in share premium in equity.

Short-term incentive plans

The fair value of share grants under these plans is estimated on the date of grant by multiplying the number of shares available to be granted by the fair value of the Company’s shares on the grant date. Management assumes any performance goals required by the short-term incentive plan will be achieved and the award will vest in full.

Long-term incentive plans

The fair value of share grants under these plans is estimated on the date of grant using a lattice-based option valuation model. The model calculates the likelihood of achievement of the market-based measures at various levels and, once a value is determined for the shares, compensation cost is recognized over the measurement period of three years regardless of whether those market-based targets are achieved. Key assumptions for the lattice-based option valuation model include expected volatilities, expected term, dividend yield and risk-free interest rates. Expected volatilities are based on historical volatilities of the Company’s stock measured over a period commensurate with the expected term of the grants. The expected term used is the three-year measurement period. Dividend yields used were based on historical information as to dividends declared by the Company. Risk-free interest rates used were equal to the implied yield available on zero-coupon Dutch government bonds with a remaining term equal to the expected term of the share-based instrument.

Options granted to non-employees

The cost of options granted to non-employees is recognized at the fair value of the goods or services received, together with a corresponding increase in equity, unless that fair value of the goods or services received cannot be estimated reliably, in which case, the fair value is measured by reference to the fair value of the equity instruments granted.

2.16 Interest-bearing loans and borrowings

Short-term financial liabilities consist of all liabilities with maturities up to one year. Long-term financial liabilities are liabilities with maturities over one year. All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the amortization process. A financial liability is derecognized when the obligation underlying the liability is discharged, cancelled or expired.

Financial Statements
Notes to the Consolidated Financial Statements

2.17 Derivative financial instruments and hedging

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The Company does not apply formal hedge accounting and consequently any gains or losses arising from changes in fair value on derivatives are taken directly to net profit or loss for the year.

2.18 Provisions

Provisions are recognized when there is a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the obligation can be made. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is significant, provisions are discounted. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial expense.

2.19 Leases

Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or, over the lease term, if there is no reasonable certainty that the Group will own the leased property by the end of the lease term.

Leases where the Group does not assume substantially all the risks and rewards of ownership are classified as operating leases, and are recognized as an expense in the income statement on a straight-line basis over the lease term.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Financial Statements
Notes to the Consolidated Financial Statements

3 Financial risk management

3.1 Risk management policies

Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern. The Group does not have a target debt-to-equity ratio, but is committed to funding of the majority of the operations with equity. The Group may choose to renew any loan that becomes payable.

As part of its overall working capital management efforts, the Group agreed with Novartis to extend payment terms on the supply of Quinvaxem antigens. These transactions were secured by a bank guarantee issued by a third party bank.

The capital structure of the Company consists of financial liabilities, cash and cash equivalents and equity attributable to equity holders of the parent, comprising issued capital, reserves and retained earnings.

Compared to last year there have been no significant changes in our risk management policies.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2.

Financial risk management objectives

The objective of the Group’s Corporate Treasury function is to provide financing services to the business, reduce the currency exposures in the Income Statement, optimize return on investments in cash deposits and monitor the financial risks relating to the Group’s operations. Risks include market risk (including currency risk, interest rate risk and security price risk), credit risk and liquidity risk. The Group does not apply formal hedge accounting.

3.2 Foreign currency risk

Crucell is exposed to transaction currency risk as well as translation currency risk.

The Company has significant transactional currency exposures because the majority of the Group’s sales are denominated in currencies other than the Group’s functional currency the Euro. Specifically, movements in the U.S. Dollar/Euro exchange rate affect the results of operations because a significant portion of sales are denominated in U.S. Dollars.

As a result of significant operations in Switzerland and Korea, movements in the Swiss Franc and the Korean Won compared to the Euro can also significantly affect results of operations because the balance sheet and the income statement of the Swiss and Korean subsidiaries are translated into Euro, the Group’s functional currency.

The Group only engages on a limited basis in derivative transactions to hedge its currency exposure. The Group did not apply formal hedge accounting in 2007 but tries to realize economic hedging in its currency exposures.

Foreign currency risk sensitivity analysis

The Group is mainly exposed to U.S. Dollar, Swiss Franc, Korean Won, Swedish Crown and Australian dollar. The following table details the Group’s sensitivity to a 10 percent strengthening of these currencies. The sensitivity analysis includes outstanding foreign currency denominated monetary items and adjusts their translation as at December 31, 2007 for a 10 percent change in foreign currency rates. A positive amount indicates an increase in income before income tax and equity.

In thousands of Euro

		2007		2006
	Impact on Loss	Impact	Loss
	before tax	on equity	before tax	Equity
U.S. Dollar	1,876	517	321	538
Swiss Franc	(4,950)	19,706	(1,180)	20,595
Korean Won	860	8,055	1,113	8,320
Swedish Crown	(486)	3,825	(33)	4,029
Australian Dollar	882	—	—	—

For a 10 percent weakening of the foreign currencies against the Euro, there would be approximately an equal and opposite effect on the income before income tax and equity.

The revaluation effects of investments in foreign entities are recognized in equity. As we have significant operations denominated in other currencies then the Euro, the movements of currency exchange rates show a significant effect on equity. It is the Group’s policy to limit the currency effects through the income statement. The effect on income before income tax as

Financial Statements
Notes to the Consolidated Financial Statements

presented in 2007 and 2006 is mainly attributable to timing differences between the arising of exposures and the settlement thereof.

3.3 Interest rate risk

The Company is exposed to interest rate risks as a result of changes in the market interest rates compared to loans with fixed rates. The Group has several loans with fixed interest rates, which total € 45,795 (2006: € 46,413). Details on the interest rates and maturity of these loans are provided in note 5.19. Except for cash and cash equivalents, the Group does not have any interest bearing financial instruments that have a floating rate.

The Group had cash balances of € 177,644 of which € 14,396 is restricted. (2006: € 172,233 of which € 14,396 is restricted.) There are no other receivables that generate interest.

Interest rate risk sensitivity analysis

The sensitivity analysis has been determined based on the exposure to interest rates at the balance sheet date and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The effect of a 1% increase in interest rates on the Group’s loss before tax would be a positive result of € 1,100 (2006:
€ 1,152). For a 1% decrease in interest rates there would approximately be an equal and opposite effect on the loss before tax. A change in the interest rate does not have an impact on the equity of the Company.

The positive effect of a 1% increase of interest on loss before tax is mainly attributable to the Company’s interest income generating assets, which are higher than its interest bearing liabilities.

3.4 Credit risk

Credit risk represents the risk of financial loss caused by default of the counter party. The Group’s principal financial assets are cash and cash equivalents, short-term deposits and trade and other receivables and they represent the Group’s maximum exposure to credit risk in relation to financial assets.

The Group’s credit risk is primarily attributable to its trade accounts receivable and other receivables. The Group normally trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Where considered appropriate, the Group requires issuance of letters of credit to mitigate credit risk.

Receivable balances are monitored on an ongoing basis and the Group tracks the payment history of its customers to identify any payment issues that have to be resolved before entering into any new transactions. Allowances are recognized for receivable balances deemed uncollectible upon identification. In determining the recoverability of a trade accounts receivable, the Group considers changes in the credit quality of the trade receivable from the date credit was initially granted up to the reporting date. The customer base consists mainly of well-respected companies in the field of medicine and non-governmental organizations. While the Group does have concentrations of trade accounts receivable outstanding to supranational organizations, Management has determined the risk of default by these organizations is limited and therefore considers the credit risk to be within acceptable boundaries. Management believes that there is no further credit provision required in excess of the allowance for doubtful debts.

The credit risk on cash and cash equivalents, and short-term deposits is limited because the counter parties are financial institutions with high credit ratings assigned by international credit-rating agencies. Furthermore the Group currently invests in liquid securities and money market transactions. Management does not expect any counter party to fail to meet its obligations.

The carrying value of these financial assets represents the Group’s maximum exposure to credit risk. The maximum exposure at reporting date amounts to € 248,850 (2006: € 256,921).

3.5 Security price risk

The Group’s security price risk is limited to its investment in Galapagos valued at € 10,009 (2006: € 12,339), which is classified as an available-for-sale investment. The fair value is based on the market quotation of Galapagos. The Group does not actively trade in available-for-sale investments.

Financial Statements
Notes to the Consolidated Financial Statements

Security price risk sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to the security price risks at the reporting date. If the Galapagos share price had been 10% higher/lower:

•             Loss for the year ended 31 December 2007 would have been unaffected as the investments are classified as available-for-sale and no investments were disposed of or impaired; and

•             Net unrealized gains reserve would increase/decrease by € 1,001 (2006: increase/decrease by € 1,234) for the Company as a result of the changes in the fair value of the available-for-sale investment.

The Group’s sensitivity to security prices did not change significantly from the prior year.

Liquidity risk

Liquidity risk represents the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. Prudent liquidity risk management implies ensuring sufficient availability of cash resources for funding of the operations. The Group aims to maintain a solid cash base.

The current liquidity risk is considered to be limited because the Group has sufficient funding to meet its obligations in the foreseeable future. Reference is made to note 5.19 ‘Short and long-term financial liabilities’ for an analysis of the most significant financial liabilities. The Group has a total cash balance of € 163,248 as per December 31, 2007 (2006: € 157,837).

3.6 Financial instruments by category

Financial assets

In thousands of Euro

December 31	2007	2006
Financial assets carried at fair value through profit or loss
Derivative financial instruments	29	68
Available-for-sale investments carried at fair value
Investment Galapagos	10,009	12,339
Loans and receivables
Other financial assets	16,153	16,430
Cash and cash equivalents	163,248	157,837
Trade accounts receivable	47,563	58,563
Other current assets	11,848	11,684
	238,812	244,514
	248,850	256,921

The carrying value of the financial assets approximates the fair value.

Financial liabilities

In thousands of Euro

December 31	2007	2006
Financial assets carried at fair value through profit or loss
Derivative financial instruments	16	11
Financial liabilities at amortized cost
Financial liabilities	52,795	46,413
Other non-current liabilities	529	—
Accounts payable	50,970	38,512
Other current liabilities	29,960	25,858
	134,254	110,783
	134,270	110,794

Financial Statements

Notes to the Consolidated Financial Statements

The fair values of the financial liabilities of the Company approximate the carrying amount of the Company’s financial instruments, except for the following:

•             A loan entered into by Berna Biotech Korea Corp. for € 4,563. The fair value of this loan is estimated to be € 4,353 at December 31, 2007. The fair value of the loan is lower than the carrying value due to an increase in the interest rate since inception of the loan.

•             A mortgage loan related to the new production facility in Leiden, the Netherlands with a carrying value of € 16,811. The fair value of the mortgage loan is estimated to be € 16,710. The fair value of the loan is lower than the carrying value due to an increase in the interest rate since inception of the mortgage loan.

The fair values of the loans have been calculated by discounting the face values with the interest rate of financial instruments with a similar risk profile and term. The fair values of the forward exchange contracts were calculated making use of the spot rate of the underlying exchange rates as per December 31, 2007.

3.7 Derivative financial instruments

The Company only engaged in forward foreign exchange contracts. The Company did not have any additional derivative financial instruments that required recognition on the balance sheet. The terms of the forward foreign exchange contracts are as follows:

In thousands of Euro

	Expiry date	Exchange rate	Assets	Liabilities
Forward foreign exchange contracts – purchase
AUD 1,300	February 26, 2008	CHF/ AUD 1.00		12
AUD 4,500	June 16, 2008	CHF/ AUD 0.99		4
AUD 4,500	July 15, 2008	CHF/ AUD 0.99	4
AUD 4,500	August 15, 2008	CHF/ AUD 0.98	14
Forward foreign exchange contracts – sale
USD 5,500	January 31, 2008	CHF/USD 1.13	11

The Company chose not to apply formal hedge accounting. The total positive fair value of the financial instruments amounts to € 13 (2006: € 57). The derivative financial instruments assets of € 29 (2006: € 68) are included in the other current assets. The derivative financial instruments liabilities of € 16 (2006: € 11) are included in the other current liabilities. The notional principal amounts of the outstanding forward foreign exchange contracts amount to the purchase of AUD 14,800 and the sale of $ 5,500.

Financial Statements
Notes to the Consolidated Financial Statements

4 Segment information

4.1 General

From January 1, 2007 Crucell early adopted IFRS 8 ‘Operating Segments’, which replaces IAS 14, ‘Segment reporting’. The new standard requires segment reporting to be based on the internal management reporting provided to the Management Board. The Company’s segmentation is based on our internal management reporting, which was changed in 2007 to distinguish the following two segments:

•   Vaccines: developing, producing and marketing vaccines worldwide to combat infectious diseases;

•   Proteins: leverage Crucell’s novel, proprietary technologies to develop monoclonal antibodies to combat infectious diseases.

In thousands of Euro

	Vaccines	Proteins	Total
Product sales	173,544	4,025	177,569
License revenues	8,680	3,531	12,211
Service fees	12,916	1,090	14,006
Total revenue	195,140	8,646	203,786

Cost of product sales	(121,779)	(2,778)	(124,557)
Cost of service fees	(7,488)	(2,839)	(10,327)
Total cost of goods sold	(129,267)	(5,617)	(134,884)

Gross margin	65,873	3,029	68,902

Government grants	5,934	1,152	7,086
Other income	2,243	1	2,244
Total other operating income	8,177	1,153	9,330

Research and development	(48,019)	(15,976)	(63,995)
Selling, general and administrative	(54,574)	(11,047)	(65,621)
Impairment	(171)	—	(171)
Total other operating expenses	(102,764)	(27,023)	(129,787)
Operating loss	(28,714)	(22,841)	(51,555)

Total assets	549,784	75,136	624,920

Revenue reported is revenue generated from external customers. There were no inter-segment sales in 2007 (2006: Nil).

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in note 2. Segment operating loss represents the loss earned by the segments without allocation of financial income and expenses, results of investments associates and joint ventures, gain on the sale of investments and income tax. This is the measure reported to the Management Board for the assessment of the segment’s performance.

This segmentation was not applicable throughout 2006 and comparative data cannot be produced without significant arbitrary allocations.

4.2 Information about major products

The breakdown of the Company’s revenues from its product sales was as follows:

In thousands of Euro

Year ended December 31,	2007	2006	2005
Paediatric vaccines	77,371	35,933	—
Respiratory vaccines	33,188	40,386	—
Travel vaccines	47,282	23,072	—
Other vaccines	15,703	3,933	—
Vaccines	173,544	103,324	—
Proteins	4,025	594	—
	177,569	103,918	—

4.3 Information about major customers

In 2007, sales to our two largest customers, which are in the paediatric vaccines area, amounted to € 45.5 million or 25.6% and € 23.4 million or 13.2% of net product sales. In 2006, sales to these customers accounted for € 14.3 million or 13.7% and € 10.4 million or 10.0% of net product sales, respectively.

4.4 Geographical segments

The Company operates principally in three geographical areas: Europe, North America and Asia. Segment revenue is based on the geographical location of the customers, which is the billing location of the customers. Segmentation of the assets is based on the geographical location of the assets.

Financial Statements
Notes to the Consolidated Financial Statements

In thousands of Euro

Year ended December 31,	2007	2006	2005
Revenue
Europe	144,969	94,663	9,382
North America	33,346	13,868	22,871
Asia	18,589	16,506	476
Other	6,882	6,530	—
Total	203,786	131,567	32,729

Assets (excluding investment in associates and joint ventures)

Europe	467,323	502,054	169,737
North America	6,872	7,235	—
Asia	141,655	137,928	—
Total	615,850	647,217	169,737

Investment in associates and joint ventures

Europe	—	5,741	—
North America	549	257	—
Asia	8,521	—	—
Total	9,070	5,998	—

Total assets

Europe	467,323	507,795	169,737
North America	7,421	7,492	—
Asia	150,176	137,928	—
Total	624,920	653,215	169,737

In thousands of Euro

Year ended December 31,	2007	2006	2005
Capital expenditure property, plant and equipment
Europe	26,472	120,652	17,137
North America	—	101	—
Asia	684	28,237	—
Total	27,156	148,990	17,137

Capital expenditure intangible assets (including goodwill)

Europe	—	110,761	—
North America	—	4,165	—
Asia	—	63,097	—
Total	—	178,023	—

5 Notes to the specific items of the consolidated financial statements

5.1 Personnel expenses

In thousands of Euro

Year ended December 31,	2007	2006	2005
Wages and salaries	58,493	48,841	18,666
Social security costs	6,734	4,469	1,124
Pension defined benefit plans	3,162	2,179	—
Pension defined contribution plans	1,708	1,770	867
Expenses for employee shares and option plans	7,349	4,296	3,927
Other personnel expenses	9,653	6,464	3,180
	87,099	68,019	27,764

As of December 31, 2007, we had 1,126 employees. The average number of employees in 2007 was 1,115. They were employed in the following categories:

	2007	2006	2005
Research and Development	368	381	240
General and administrative	134	125	42*
Operations	466	452	—
Marketing and sales	158	115	—
Total	1,126	1,073	282

* The 2005 figures for general and administrative also include business development positions.

The Company’s personnel is located primarily in the Netherlands, Switzerland, Spain, Italy, South Korea, Sweden, the U.S. and China.

The split per geographical area is as follows:

	2007	2006	2005
Europe	916	902	282
North America	19	17	—
Asia	191	154	—
Total	1,126	1,073	282

Financial Statements
Notes to the Consolidated Financial Statements

5.2 Financial income

In thousands of Euro

Year ended December 31,	2007	2006	2005
Currency gains	7,479	9,461	295
Interest income, third parties	5,711	3,718	1,965
Other financial income	—	274	72
	13,190	13,453	2,332

5.3 Financial expenses

In thousands of Euro

Year ended December 31,	2007	2006	2005
Interest expense	(3,053)	(2,481)	—
Less: amounts included in the cost of qualifying assets	772	744	—
	(2,281)	(1,737)	—
Currency losses	(8,785)	(9,625)	(61)
Other financial expenses	(746)	(344)	(70)
	(11,812)	(11,706)	(131)

5.4 Income tax

In thousands of Euro

Year ended December 31,	2007	2006	2005
Current income tax	(811)	(258)	—
Adjustments current income tax of previous years	(5)	(213)	—
Deferred taxation	3,856	11,022	—
Income tax	3,040	10,551	—

The reconciliation between the loss for the year multiplied by the applicable tax rate and the actual taxation is as follows:

In thousands of Euro

Year ended December 31,	2007	2006	2005
Loss for the year before income tax	(48,987)	(98,116)	(15,578)
At gross weighted average income tax rate	13,029	21,437	4,908
Adjustments in respect of current income tax of previous years	(5)	(213)	—
Stock option compensation expense	(1,278)	(220)	(1,409)
Permanent differences	(2,141)	1,096	—
Effect of tax rate changes	(197)	3,894	—
Usage of carry forward losses previously not recognized	4,072	—	—
Other effects	(449)	395	1,110
Effect of current tax losses not recognized as deferred tax assets	(9,991)	(15,838)	(4,609)
Effective income tax rate 6.6%, (2006: 10.8% 2005: nil)	3,040	10,551	—

A deferred tax asset of € 580 was recognized against goodwill as an adjustment to the provisional purchase price allocation on the acquisition of SBL. A deferred tax liability of € 1,277 was recognized against goodwill as an adjustment to the provisional purchase price allocation on the acquisition of Berna Products Corp. In 2007 and 2006, the changes in deferred income tax assets and liabilities on a net basis were as follows:

In thousands of Euro

	2007	2006
January 1,	(33,278)	—
Acquisition of subsidiaries	—	(44,300)
Deferred tax through income statement	3,856	11,022
Deferred tax through goodwill	(697)	—
Effect of movements in exchange rates	1,909	—
December 31,	(28,210)	(33,278)

Financial Statements
Notes to the Consolidated Financial Statements

The composition of the temporary differences and tax loss carry forwards in the balance sheet is as follows:

In thousands of Euro

Year ended December 31,	2007	2006
Deferred income tax liability
Valuation differences attributable to:

Inventories	(1,641)	(4,269)
Other assets	(1,054)	(1,417)
Property, plant and equipment	(9,782)	(9,560)
Intangible assets	(21,269)	(21,656)
Liabilities	(105)	(231)
	(33,851)	(37,133)
Deferred income tax assets
Losses available for offset against future taxable income	678	749
Valuation differences attributable to:
Inventories	2,119	950
Other assets	595	543
Property, plant and equipment	1,910	1,299
Intangible assets	—	—
Liabilities	339	314
	5,641	3,855
Offset of deferred tax balances	5,641	3,547
Reflected in the balance sheet as follows:
Deferred tax assets	—	308
Deferred tax liability	(28,210)	(33,586)
Deferred tax liabilities, net	(28,210)	(33,278)

The Group has tax carry forward losses of € 254,511 (2006: € 222,238, 2005: € 103,714) that are available, with certain restrictions in time, for offset against future taxable profits of the companies in which the losses arose. In the Netherlands, anti-abuse laws are applicable that may limit the ability to offset tax losses against future profits when the beneficial ownership of a company changes. This law could limit our ability to realize the benefits of our tax loss by an amount of € 26,170.

The unrecognized carry forward losses expire as follows:

2009	€ 3,062
2010	€ 4,086
2011	€ 81,744
After 2011	€ 163,198
Unlimited	€ 2,421
Total	€ 254,511

The Company has evaluated evidence impacting the recoverability of its deferred tax assets, which consist principally of tax loss carry forwards. We recognized a deferred tax asset of € 678 for the carry forward losses of SBL.

Tax rate changes

The Netherlands’ maximum domestic statutory corporate income tax rate is 25.5% for 2007 (a 20% tax rate applies to the first € 25 of profit, and a 23% tax rate applies to profits from € 25 up to € 60), which is reduced from 29.6% for 2006 and 31.5% for 2005. As of January 1, 2008, the Netherlands’ maximum statutory corporate income tax rate will remain 25.5%, although a 20% tax rate will apply to the first € 40 of profit, and a 23% tax rate will apply to profits from € 40 up to € 200.

In Korea, the tax holiday granted by the government is decreasing over time. From financial year 2007 to financial year 2009 the applicable tax rate will be 16.5%. As of 2010 the tax rate will be the regular statutory income tax rate of 27.5%.

The Spanish domestic statutory corporate income tax rate amounts to 32.5% in 2007 and will be decreased to 30% in 2008.

The Italian domestic statutory corporate income tax rate amounts to 33% in 2007 and will be decreased to 27.5% in 2008.

5.5 Net loss per share

In thousands of Euro

Year ended December 31,	2007	2006	2005
Net loss attributable to ordinary shareholders	(45,947)	(87,565)	(15,578)
Weighted average number of ordinary shares
Weighted average number of ordinary shares for the year	65,102,801	57,064,034	39,852,064
Net loss per share – basic	(0.71)	(1.53)	(0.39)
Net loss per share – diluted	(0.71)	(1.53)	(0.39)

Financial Statements
Notes to the Consolidated Financial Statements

Because the effect of issuing potential ordinary shares under stock options plans, stock plans and warrants is anti-dilutive, these shares do not have an impact on the calculation of diluted net loss per share.

5.6 Property, plant and equipment

Amounts in thousands of Euro

Cost	Freehold Land and buildings	Plant and equipment	Assets under construction	Total
At January 1, 2006	5,704	16,118	14,478	36,300
Additions	1,902	6,318	12,117	20,337
Acquisition of subsidiaries	63,753	55,639	9,261	128,653
Disposals	(149)	(2,188)	—	(2,337)
Reclassifications	417	939	(1,356)	—
Effect of movements in exchange rates	(1,880)	(1,736)	(202)	(3,818)
At December 31, 2006	69,747	75,090	34,298	179,135

Additions	245	5,913	20,998	27,156
Disposals	(147)	(995)	—	(1,142)
Effect of movements in exchange rates	(4,238)	(5,299)	(412)	(9,949)
At December 31, 2007	65,607	74,709	54,884	195,200

Depreciation and impairment

At January 1, 2006	(1,773)	(9,898)	—	(11,671)
Depreciation charge for the year	(3,836)	(10,439)	—	(14,275)
Impairment	(7,746)	(11,822)	—	(19,568)
Disposals	33	2,060	—	2,093
Effect of movements in exchange rates	956	1,348	—	2,304
At December 31, 2006	(12,366)	(28,751)	—	(41,117)

Depreciation charge for the year	(4,490)	(9,963)	—	(14,453)
Impairment	(171)	—	—	(171)
Disposals	144	935	—	1,079
Effect of movements in exchange rates	2,105	2,882	—	4,987
At December 31, 2007	(14,778)	(34,897)	—	(49,675)

Net book value

At December 31, 2007	50,829	39,812	54,884	145,525
At December 31, 2006	57,381	46,339	34,298	138,018

Depreciation is included in the cost of goods sold for € 11,176 (2006: € 8,995), research and development costs for € 2,353 (2006: € 4,448) and selling, general and administrative costs for € 924 (2006: € 832).

Impairment

In the year ended December 31, 2006, an impairment loss of € 19,568 was recognized for two buildings, including installed equipment that were acquired in the business combination with Berna Biotech. Both buildings are located in Switzerland. Berna performed contract manufacturing and conducted a candidate vaccine development program in those buildings. The development of the candidate vaccine and the contract manufacturing were phased out during 2006. The buildings are specially configured for biotechnology purposes and it is impracticable to separate the equipment from the buildings. Since there

Financial Statements

Notes to the Consolidated Financial Statements

was no direct use for these buildings for any of the Company’s other activities, no market for the sale of the buildings to third parties and no expectation that these buildings could be utilized in the foreseeable future, an impairment was recorded for the total carrying amount of € 19,568 as at December 31, 2006.

On March 3, 2008 the Group entered into an exclusive agreement with Wyeth Pharmaceuticals, pursuant to which the Group will manufacture certain vaccine components for use by Wyeth in clinical studies. The contract manufacturing will take place in one of the two buildings that was impaired in 2006. This is an indication that the impairment loss recognized in 2006 no longer exists or may have decreased. The Group will estimate the recoverable amount, if any, of that asset as of the first subsequent reporting date after entry into the contract and will reverse the previous impairment loss, to the extent of any such recoverable amount. This is because the agreement with Wyeth is a subsequent event that arose after the December 31, 2007 balance sheet date.

Lease and borrowing costs

At December 31, 2007 and 2006, the Company held laboratory equipment under finance leases with a cost of € 11,137 and €10,912, respectively and a net book value of € 11,137 and € 7,291. The laboratory equipment is used in the new production facility in Leiden, the Netherlands, and is not yet depreciated as the asset is still under construction. These leases are secured by the value of the underlying assets and a compensating cash balance.

At December 31, 2007 an amount of € 1,516 of borrowing costs related to the construction of a new production facility in Leiden, the Netherlands, has been capitalized (2006: € 744). The borrowing costs are capitalized at a capitalization rate of 4.55%.

Commitments

The remaining contractual commitments amount to € 4,696 (2006: € 11,693, 2005: € 10,500) for purchases of property, plant and equipment, mainly related to the new GMP production facility in Leiden, the Netherlands.

5.7 Intangible assets

In thousands of Euro

	Customer	Patents and	Developed	In-process
Cost	lists	licenses	technologies	R&D	Total
At January 1, 2006	—	—	10,669	—	10,669
Additions	8,316	—	—	—	8,316
Disposals	—	(19)	—	—	(19)
Acquisition of subsidiaries	—	26,771	34,729	60,788	122,288
Transfer in process R&D	—	—	42,838	(42,838)	—
Effect of movements in exchange rates	(104)	(613)	(1,022)	(257)	(1,996)
At December 31, 2006	8,212	26,139	87,214	17,693	139,258
Effect of movements in exchange rates	(302)	(865)	(6,378)	(1,500)	(9,045)
At December 31, 2007	7,910	25,274	80,836	16,193	130,213

Amortization and impairment
At January 1, 2006	—	—	(8,092)	—	(8,092)
Amortization	(693)	(3,704)	(3,163)	—	(7,560)
Impairment	—	—	—	(10,848)	(10,848)
Disposals	—	19	—	—	19
Effect of movements in exchange rates	6	139	38	117	300
At December 31, 2006	(687)	(3,546)	(11,217)	(10,731)	(26,181)

Amortization	(2,657)	(4,030)	(5,207)	—	(11,894)
Effect of movements in exchange rates	48	232	332	1,295	1,907
At December 31, 2007	(3,296)	(7,344)	(16,092)	(9,436)	(36,168)

Net book value
At December 31, 2007	4,614	17,930	64,744	6,757	94,045
At December 31, 2006	7,525	22,593	75,997	6,962	113,077

Financial Statements
Notes to the Consolidated Financial Statements

Amortization of intangible assets is included in the cost of goods sold for € 131 (2006: € nil, 2005: nil), research and development costs for € 8,939 (2006: € 6,858, 2005: € 1,470) and selling, general and administrative costs for € 2,824 (2006: € 702, 2005: nil).

Impairment

The impairment loss of € 10,848 in 2006 relates to the in process research and development of the Tetra vaccine which was acquired in February 2006 when Crucell acquired Berna Biotech. Management decided to stop the development of Tetra after Quinvaxem received approval by the WHO. Consequently the carrying value of Tetra was impaired for the total amount of € 10,848.

The following individual intangible assets are considered material to Crucell’s financial statements:

In thousands of Euro

		Carrying	Carrying
	Remaining amortization	value	value
	period at December 31,	December 31,	December 31,
	2007 (in years)	2007	2006
Developed technology Quinvaxem	18.7	34,778	41,671
Developed technology Epaxal	18.2	10,410	11,318
Manufacturing contract	3.2	10,391	14,090
Developed technology Inflexal	10.2	7,052	7,982
In-process R&D Flavimun		6,756	6,962
Developed Technology Vivotif	18.2	5,315	5,778
Brand name Berna Biotech	18.2	3,945	4,289

5.8 Business combinations and goodwill

5.8.1 Business combinations

Acquisition of Berna Biotech AG

On February 22, 2006, Crucell acquired approximately 97 percent of the outstanding common shares of Berna Biotech AG (‘Berna Biotech’). The Company issued 16,691,492 ordinary shares with a fair value of € 20.90 each, which was the published price of the shares of Crucell at the date of exchange to acquire Berna. On March 31, 2006 the Company purchased an additional 1.4% of the issued shares of Berna Biotech, for which the Company issued 239,270 ordinary shares with a fair value of € 23.25. The consolidated financial statements include the results of Berna Biotech since March 1, 2006. There were no significant transactions between February 22, 2006 and March 1, 2006. In September 2006 the Company was able to squeeze out the remaining 1.6% minority interest of Berna Biotech. With the squeeze-out, the delisting of Berna Biotech shares was approved and effected by the SWX Swiss Exchange on September 18, 2006.

Acquisition of the assets and liabilities of Berna Products Corp.

In October 2006, the Company purchased, via its subsidiary Crucell Vaccines Inc. the assets and liabilities of the Florida-based Berna Products Corp. (‘BPC’) from Acambis plc for € 13,806, excluding acquisition costs. BPC was originally established in 1990 by Berna Biotech to market Vivotif, Berna’s oral typhoid fever vaccine, in the U.S. and Canada and was acquired by Acambis plc in 2003.

The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets acquired was recorded as goodwill. Assigning fair values to the net assets acquired requires the use of estimates. In accordance with IFRS 3, upon completing the valuation of the net assets acquired, the Company adjusted the provisional values for certain deferred tax liabilities that related to the customer lists acquired resulting in a € 1,277 increase of goodwill compared to the amount previously reported at 31 December 2006.

Acquisition of SBL Vaccin Holding AB

On November 23, 2006 the Group acquired the shares of Stockholm-based SBL Vaccin Holding AB (SBL) from 3i and SEB for a total consideration of € 39,341 in cash, excluding acquisition costs. SBL is a fully integrated independent Swedish biotechnology company employing 120 people. SBL’s main product is Dukoral, an oral vaccine that protects against cholera and is registered in more than 50 countries excluding the U.S. In addition SBL has a sales and distribution organization for vaccines in Scandinavia. SBL markets a broad range of vaccines sourced from global vaccine companies.

Financial Statements

Notes to the Consolidated Financial Statements

The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets acquired was recorded as goodwill. Assigning fair values to the net assets acquired requires the use of estimates. In accordance with IFRS 3, upon completing the valuation of the net assets acquired, the Company adjusted the provisional values for certain deferred tax assets that related to property, plant and equipment resulting in a € 580 decrease of goodwill compared to the amount previously reported at 31 December 2006.

5.8.2 Goodwill

In thousands of Euro

Goodwill
Cost
At January 1, 2006	—
Acquisition of subsidiaries	47,419
December 31, 2006	47,419

Additions	—
Adjustments to provisional values	697
Effect of movements in exchange rates	(3,739)
At December 31, 2007	44,377

Net book value
At December 31, 2007	44,377
At December 31, 2006	47,419

No impairment losses were recognized on the acquired goodwill. Goodwill acquired through business combinations has been allocated as follows:

In thousands of Euro

December 31,	2007	2006
Berna Biotech AG		29,970
Berna Biotech Korea Corp.		6,702
Crucell Vaccines Inc.		4,165
SBL Vaccin AB		6,582
Vaccines segment	44,377
Proteins segment	—
Total goodwill	44,377	47,419

Allocation of goodwill to the vaccines and proteins segments

In 2007 Crucell established two segments, a vaccines segment and a proteins segment, and therefore changed its reporting structure. This change also affected the composition of units to which goodwill had previously been allocated. Management exercised significant judgment in determining the segments and the subsequent reallocation of the goodwill. Normally a reallocation is performed using a relative value approach, unless some other method better reflects the goodwill associated with the reporting units. Management demonstrated that an alternative allocation better reflected the goodwill and accordingly, the Group allocated all goodwill to the vaccines segment and no goodwill to the proteins segment based on the following considerations.

•             The vast majority of the acquired entities is part of the vaccines segment;

•             During the purchase price allocation process in 2006, goodwill recognized was mostly attributed to the acquired workforce, the vast majority of which still operates in the vaccines segment.

Vaccines segment

The recoverable amount of the vaccines segment was determined based on a value in use calculation using the traditional discounted cash flow model with a terminal value after the last planning year in 2017. The Group uses a planning period longer than five years, which is a commonly used approach for biotechnology companies as the development and life cycle of a single product can be substantially longer than the five years. Using a period of only five years would not lead to a fair valuation of the vaccines segment.

Sensitivities to changes in assumptions

Management believes that any reasonable possible change in the key assumptions would not decrease the value in use to the extent that the related goodwill would exceed the recoverable amount. Reference is made to the key assumptions below as these have a significant impact on the calculated recoverable amount. The recoverable amount for the goodwill of the vaccines segment exceeds its carrying amount by € 177.0 million. The implications of the key assumptions are discussed below:

•                  The recoverable goodwill amount of the vaccines segment was determined on the basis of a pre-tax weighted average cost of capital (‘WACC’) of 13.8%. A higher WACC percentage would reduce the recoverable amount of the vaccines segment;

•                  Expected cash flows for clinical programs that were included in the discounted cash flow analysis were risk adjusted. A higher risk adjustment would reduce the recoverable amount of goodwill;

•                  The discounted cash flow model used did not assign any value to our pre-clinical programs.

Financial Statements
Notes to the Consolidated Financial Statements

5.9 Investments in associates and joint ventures

5.9.1 Associated companies

Kenta Biotech AG, Switzerland

In February, 2006, Kenta Biotech AG was founded with a capital of € 9,061 (CHF 14,290). Berna Biotech contributed investments in kind of € 3,329 (CHF 5,250) in exchange for 37% of Kenta Biotech’s share capital. In 2007, our ownership of Kenta Biotech was reduced to 22% of its share capital. Kenta Biotech AG is focusing on the discovery and development of innovative, fully human monoclonal antibodies for the life-saving treatment of patients with serious infectious diseases.

Summary financial information from Kenta Biotech AG for the years ended December 31, 2007 and 2006, not adjusted for the percentage ownership held by the Company:

In thousands of Euro

	2007	2006
Associate’s balance sheet:
Current assets	3,845	3,386
Non-current assets	3,213	3,293
Current liabilities	(360)	(349)
Non-current liabilities	—	—
Net assets	6,698	6,330

Associate revenues and expenses:
Revenues	—	59
Expenses	(2,420)	(2,664)
Loss for the period	(2,420)	(2,605)

ADImmune Corp., Taiwan

In March 2007, the Company acquired a 20% stake in Taiwanese-based ADImmune Corp. a company that develops, manufactures and distributes vaccines and other biological products. ADImmune will use Crucell’s virosome technology to produce a virosomal adjuvanted influenza vaccine for specified markets: Taiwan, Japan and Macau. Additionally, ADImmune will in the future produce influenza antigen, which we may purchase to produce our influenza vaccine product, Inflexal V.

Summary financial information from ADImmune for the years ended December 31, 2007 and 2006, not adjusted for the percentage ownership held by the Company:

In thousands of Euro

	2007	2006*
Associate’s balance sheet:
Current assets	6,621	10,132
Non-current assets	38,447	27,225
Current liabilities	(4,918)	(741)
Non-current liabilities	(209)	(269)
Net assets	39,941	36,347

Associate’s revenues and expenses:
Revenues	5,056	5,482
Expenses	(6,108)	(5,401)
Loss for the period	(1,052)	81

* The Company did not own any shares of ADImmune Corp. in 2006.

Pevion Biotech AG, Switzerland

Pevion Biotech AG develops vaccines based on its proprietary technology platforms. In November 2007, the Group sold all 2.9 million shares it owned in Pevion Biotech AG for € 6,081 to the other Pevion Biotech shareholders. The Group realized a gain of € 2,186 on the sale.

5.9.2 Joint ventures

Percivia LLC, United States

In August 2006 DSM Pharmaceutical Products Inc. and the Group established a joint venture, Percivia LLC (Percivia) to operate the PERCIVIA PER.C6 Development Center in Cambridge, Mass, USA. Both companies hold 50% of the shares. The initial contribution amounts to € 158 (USD 200). The joint venture further develops the PER.C6 cell line and provides a unique solution for the production of pharmaceutical proteins to licensees utilizing the PER.C6 human cell line in the biotech industry. Percivia recharges the costs incurred to the venturers. No additional fundings are planned.

Summary financial information for this joint venture, not adjusted for the percentage ownership held by the Company:

In thousands of Euro

	2007	2006
Joint venture balance sheet: Current assets	1,131	3,206
Non-current assets	981	—
Current liabilities	(965)	(2,887)
Non-current liabilities	—	—
Net assets	1,147	319

Financial Statements
Notes to the Consolidated Financial Statements

Joint venture revenues and expenses:

Revenues	8,081	2,454
Expenses	(7,348)	(2,231)
Profit/(loss) for the period before taxes	733	223

The tax charge for PERCIVIA PER.C6 Development Center is accounted for in the financial statements of the venturers. The tax charge recognized in the financial statements relating to the percentage owned by the Company amounts to € 146 in 2007.

5.10 Retirement benefit obligations

The Group provides employee benefit plans to most of its employees by means of various pension plans. These plans comply with local regulations and practices in the countries in which they operate and differ based on legal requirements, tax legislation, local customs and economic conditions in the countries. While the nature of the plans varies by country, in general, the benefits provided depend on remuneration and years of service. Most of these benefits are administrated by insurance companies or pension funds.

Recognition of pension expenses in the income statement and balance sheet:

In thousands of Euro

Year ended December 31	2007	2006	2005
Income statement
Defined benefit plans	3,162	2,179	—
Defined contribution plans	1,708	1,770	867
Total	4,870	3,949	867

Year ended December 31	2007	2006
Balance sheet
Defined benefit plans
Pension assets	2,479	2,555
Pension liability	(3,466)	(3,919)
Net pension liability	(987)	(1,364)

Prior to the acquisition of Berna Biotech and SBL, the Company did not operate any defined benefit plans. As a result of the acquisitions, the Company now operates defined benefit plans in Switzerland, Korea and Sweden. The pension asset of € 2,479 (2006: € 2,555) relates to the Swiss pension fund while the pension liability of € 3,466 (2007: € 3,919) relates to the Swedish and the Korean pension funds. In total, 96% (2006: 97%) of the plan assets and 90% (2006: 89%) of the defined benefit obligation relates to the Swiss pension fund.

The weighted average of the principal assumptions used in determining the employee benefit obligations for the defined benefit plans of the Company are shown below:

In percent

	2007	2006
Discount rate	3.40	3.32
Expected return on plan assets	4.53	4.55
Future salary increases	1.22	1.19
Future pension increases	0.78	0.66

Changes in these key assumptions can have a significant impact on the defined benefit obligations, funding requirements and periodic costs incurred. The Group consults at least annually with external actuaries regarding these assumptions.

Changes in the present value of the defined benefit obligation are as follows:

In thousands of Euro

	2007	2006
Opening defined benefit obligation, January 1	(72,679)	—
Acquisition of subsidiaries	—	(72,703)
Interest cost	(2,363)	(2,012)
Current service cost	(3,369)	(3,105)
Benefits paid	2,450	2,535
Actuarial (gains)/losses	(934)	834
Exchange differences	2,389	1,772
Closing defined benefit obligation, December 31	(74,506)	(72,679)

Changes in the fair value of plan assets are as follows:

In thousands of Euro

	2007	2006
Opening fair value of plan assets, January 1	102,306	—
Acquisition of subsidiaries	—	100,677
Expected return on plan assets	4,528	3,758
Contributions by employer	2,338	2,137
Contributions by participants	984	981
Benefits paid	(2,208)	(2,355)
Actuarial gains/(losses)	(5,727)	(211)
Exchange differences	(3,189)	(2,681)
Closing fair value of plan assets, December 31	99,032	102,306

Financial Statements
Notes to the Consolidated Financial Statements

In 2008, the Company expects to contribute an amount similar to the amount contributed in 2007 to its defined benefit pension plans. The actual return on plan assets for the year ended December 31, 2007 amounts to a loss of € 1,199 (2006: gain of € 3,547).

The costs for defined benefit plans are as follows:

In thousands of Euro

Year ended December 31,	2007	2006
Current service cost	3,369	3,105
Interest cost	2,363	2,012
Expected return on plan assets	(4,528)	(3,758)
Additional pension expense due to asset ceiling	2,057	1,865
Employee contributions	(984)	(981)
Other	0	(64)
	2,277	2,179

In thousands of Euro

Year ended December 31,	2007	2006
Defined benefit obligation	(74,506)	(72,679)
Fair value of plan assets	99,032	102,306
Funded status	24,526	29,627
Unrecognized net actuarial losses	233	237
Amount not recognized as asset due to asset ceiling	(25,746)	(31,228)
Net pension liability	(987)	(1,364)

In thousands of Euro

Year ended December 31,	2007	2006
Defined benefit obligation	(74,506)	(72,679)
Plan assets	99,032	102,306
Surplus	24,526	29,627
Experience adjustments on plan liabilities – gain	(934)	834
Experience adjustments on plan assets – loss	(5,727)	(211)

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

In percent

Year ended December 31,	2007	2006
Bonds	41.7	36.5
Equity	26.1	26.9
Property	28.6	31.8
Other	3.6	4.8
	100.0	100.0

The overall expected rate of return on assets is determined based on the market prices expected to be applicable to the period over which the obligation is to be settled and the relative weight of the separate categories of plan assets.

5.11 Other financial assets (non-current)

In thousands of Euro

Year ended December 31,	2007	2006
Long-term restricted cash	14,396	14,396
Long-term deposits and guarantees	1,388	2,034
Other long-term receivables	369	—
	16,153	16,430

The Company has € 14,396 restricted cash, € 10,000 of which is related to the mortgage loan described in note 5.19. The remainder relates to a deposit for the Percivia Development Center and guarantees issued relating to finance leases.

5.12 Cash and cash equivalents

In thousands of Euro

Year ended December 31,	2007	2006
Cash at banks and in hand	108,273	87,761
Call deposits	54,975	70,076
	163,248	157,837

Cash and cash equivalents are denominated in the following currencies (translated into Euros):

In thousands of Euro

Year ended December 31,	2007	2006
Euro (€)	81,085	109,465
Swiss Francs (CHF)	50,176	26,364
U.S. Dollar ($)	484	7,363
Korean Won (KRW)	18,033	7,268
Swedish Crowns (SEK)	13,470	7,113
Other currencies	—	264
	163,248	157,837

Financial Statements
Notes to the Consolidated Financial Statements

5.13 Trade accounts receivable

In thousands of Euro

Year ended December 31,	2007	2006
Trade receivables from third-party customers	47,553	58,550
Trade receivables from associates and joint ventures	10	13
	47,563	58,563

At December 31, 2007 trade receivables are shown net of an allowance for doubtful debts for an amount of € 2,763 (2006: € 4,069). The Company’s normal credit period is 30 days, although in some jurisdictions, including Italy, Korea and Spain, a credit period of 60 days is maintained in line with local customs. Receivables are denominated in several currencies and can be specified as follows:

In thousands of Euro

Year ended December 31,	2007	2006
Euro (€)	28,343	31,153
U.S. Dollar ($)	6,056	19,644
Swiss Francs (CHF)	4,077	1,411
Swedish Crowns (SEK)	7,264	4,595
Korean Won (KRW)	985	1,021
Other currencies	838	739
	47,563	58,563

Ageing of past due but not impaired

Included in the Company’s trade receivable balance are debtors with a carrying amount of € 9.1 million (2006: € 6.9 million) which are past due at the reporting date for which the Company has not provided because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Company does not hold any collateral over these balances.

In thousands of Euro

Year ended December 31,	2007	2006
1-60 days	5,083	2,931
61-120 days	479	663
121-180 days	1,411	303
Over 180 days	2,078	3,024
	9,051	6,921

Movement in the allowance for doubtful debts

In thousands of Euro

Year ended December 31,	2007	2006
Balance at beginning of the year	4,069	176
Acquisition of subsidiaries	—	3,412
Additions to provision	535	1,104
Amounts written off as uncollectible	(968)	—
Unused amounts reversed	(601)	(611)
Effect of movements in exchange rates	(272)	(12)
	2,763	4,069

The amount written of as uncollectible relates to customers of our Swedish subsidiary and was already provided for in the purchase price allocation of SBL Vaccin Holding AB.

5.14 Inventories

In thousands of Euro

Year ended December 31,	2007	2006
Raw materials and consumables	15,162	18,418
Work in progress	46,157	45,623
Finished products	5,914	11,478
	67,233	75,519

In order to be able to meet the demand from the market (e.g. in case of outbreak of a disease) the Company stocks certain inventories to a level that they may not be realized in one year. This is in line with policies of the Group. Provisions are recognized for obsolete inventory. The amount of write-down of inventories recognized as an expense is € 6,428 (2006: € 4,722).

The amount of inventories recognized as an expense of cost of product sales is € 113,250 (2006: € 74,523).

5.15 Other current assets

In thousands of Euro

Year ended December 31,	2007	2006
Accrued income	10,164	11,129
Prepaid expenses	3,177	2,271
Other short-term receivables	10,826	11,273
Director’s loan	134	168
Income tax receivables	888	243
Derivative financial instruments	29	68
	25,218	25,152

Financial Statements
Notes to the Consolidated Financial Statements

5.16 Issued share capital and reserves

Crucell’s authorized share capital amounts to 85,000,000 ordinary shares and 85,000,000 preference shares, each with a par value of € 0.24. As of December 31, 2007, there were 65,348,796 ordinary shares issued and outstanding (2006: 64,802,325). No preference shares are issued and outstanding as of December 31, 2007.

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

The agreement between the Company and the Preferred Foundation grants an option to the Preferred Foundation to acquire preference shares up to 100% of the number of our outstanding shares, necessary to match the total number of statutory votes on all of the ordinary shares outstanding at the time of a acquisition. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from the Company. If the Company acquires any preference shares, they may be cancelled.

A board of governors of up to five persons directs the Preferred Foundation. Mr J.P. Oosterveld, in his capacity as chairman of our Supervisory Board, and Mr P. Bouw, Mr M.W. den Boogert, Mr S. van Wijnbergen and Mr G.P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of the Management or Supervisory Board of the Company, or an employee of any of our advisers, any of our banks or us. The board of governors appoints these independent members. The Supervisory Board appoints the non-independent members after consultation with the Management Board.

Ordinary shares Issued and fully paid	Shares 000	Issued capital € 000
At January 1, 2005	36,874	8,850
Effect of shares issued in May 2005 for cash	3,600	864
Shares issued relating to share-based payments	967	232
At January 1, 2006	41,441	9,946
Issued in February 2006 in exchange for issued share capital of Berna Biotech	16,931	4,064
Shares issued in relating to private placement and acquisition of minority interests	5,022	1,205
Shares issued relating to share-based payments	1,408	338
At January 1, 2007	64,802	15,553
Shares issued relating to share-based payments	547	132
At December 31, 2007	65,349	15,685

Net unrealized gains reserve

The net unrealized gains reserve at December 31, 2007 is € 8,340 (2006: € 10,670, 2005: € 9,630) records the fair value changes on available-for-sale investments.

Translation reserve

The translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries and the translation of goodwill on foreign operations.

5.17 Share-based payment plans

Stock-based compensation
Stock option plans

The Group maintains stock option plans whereby the Remuneration committee of the Supervisory Board may grant options to employees, directors and members of the Supervisory Board. The compensation cost included in operating expenses for those plans was € 5,048, € 4,000 and € 2,349 in 2007, 2006 and 2005 respectively.

Financial Statements
Notes to the Consolidated Financial Statements

In December 2004, the Supervisory Board approved a new option plan (the ‘2005 Plan’) providing for the grant of stock options to non-Management Committee members of up to 1% of issued ordinary shares. Options granted under this stock option plan are exercisable once vested. Granted options vest straight line over a period of four years. Compensation costs are recognized in accordance with the accelerated method. The options expire five years after date of grant. Upon termination of employment with Crucell, options must be exercised within 90 days. Options granted under the stock option plan are granted at exercise prices, which equal the fair value of the ordinary shares of the Company at the date of grant.

All options granted under previous stock option plans (the ‘Prior Plans’) are exercisable immediately upon grant. Upon exercise of the options, employees are subject to profit re-distribution provisions. Such provisions entitle the Company to receive a portion of the profits upon the sale of the shares, calculated as the difference between the total proceeds from the sale of shares and the aggregate exercise price. The portion of the profits payable to the Company decreases ratably over one to three years. The relevant portion of any profits derived by the employee from the sale of shares received on exercise of options must be remitted to the Company if the employee terminates employment prior to the end of the relevant period. The options expire four to eight years from the date of grant, or earlier upon termination of employment with the Company. Except as set out below, upon termination of employment, options must be exercised within 90 days. Compensation costs for Prior Plans are recognized in accordance with the accelerated method. Generally, options granted under the Prior Plans are granted at exercise prices, which exceed the fair value of the Company’s ordinary shares at the date of grant. No further grants are to be made under the Prior Plans.

The Company accounts for its employee stock options under the fair value method. The fair value of options is estimated at the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

In percent

Year ended December 31,	2007	2006	2005
Risk-free interest rate	4.1	3.6	4.1
Expected dividend yield	—	—	—
Expected volatility	33.3	41.8	52.8
Expected life (years)	4.25	4.25	4.31

The risk-free interest rate is based on Dutch treasury securities in effect at the time of grant. In determining the expected volatility, we take into account the historical volatility of the Company’s stock over a period commensurate with the expected term of the employee stock options. When establishing the expected life, we take into account the contractual term of the options and historical employee exercise behaviour. The weighted average fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was € 16.97, € 6.96 and € 9.03, respectively.

A summary of the stock option activity for the outstanding plans is as follows:

	Number of options	Weighted average exercise price
Balance at January 1, 2005	4,819,011	6.42
Granted	123,000	19.45
Exercised	(887,182)	8.09
Forfeited	(25,325)	9.07
Balance at December 31, 2005	4,029,504	6.43
Granted	953,466	18.76
Exercised	(1,284,655)	4.16
Forfeited	(12,875)	19.40
Balance at December 31, 2006	3,685,440	10.36
Granted	1,514,165	16.97
Exercised	(301,475)	6.45
Forfeited	(237,447)	19.15
Balance at December 31, 2007	4,660,683	12.31

Included in the options outstanding as of December 31, 2007 are options to acquire ordinary shares held by former employees and consultants. These individuals have been permitted to continue vesting in these options for services rendered.

Financial Statements
Notes to the Consolidated Financial Statements

The following table summarizes information about the Company’s stock options outstanding at December 31, 2007:

Exercise price	Outstanding Options at December 31, 2007	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options	Weighted average exercise price- exercisable options
€ 2.35 – € 4.99	604,995	3.29	3.14	604,995	3.29
€ 5.00 – € 9.99	1,545,104	7.96	2.34	1,545,104	7.96
€ 10.00 – € 14.99	795,500	13.64	4.06	185,000	11.54
€ 15.00 – € 19.99	1,355,526	18.33	3.94	168,467	17.19
€ 20.00 – € 22.22	359,558	20.59	3.16	108,162	20.81
Total	4,660,683	12.31	3.02	2,611,728	8.26

As of December 31, 2007, a total of 9,720,349 ordinary shares, representing 15% (2006: 15%) of the issued share capital, have been reserved for issuance under the option plan, of which 4,660,683 (2006: 3,785,440) are subject to outstanding options.

Warrants

In 2003, Crucell granted warrants to acquire 250,000 ordinary shares at an exercise price of € 3.00 per share to a consultant in exchange for services. The consultant earned the warrants over the service period that ended in 2004. As at the end of 2006, 100,000 warrants were outstanding and exercisable; these were all exercised during 2007.

Share-based incentive plans

Under its Short-term Incentive Plan (the ‘STI Plan’), Crucell granted executives share awards with vesting contingent upon meeting various Company-wide, departmental and individual performance goals in fiscal 2007. The employees granted shares under the STI Plan were allowed to elect to receive either cash (at a 25% discount from the total award) or shares if the performance criteria were met. As such, grants under the STI Plan are accounted for as liabilities and included in accrued compensation and related benefits in the accompanying balance sheets. In 2007, executives were entitled to a total of 15,544 STI Plan shares, after deduction of income tax. Shares granted under the STI Plan were issued to the executives in the first quarter of 2008.

Crucell also has a 2005 Long-term Incentive Plan (the ‘LTI Plan’), which allowed for the issuance for up to 36,842 shares of common stock to be granted to executives with vesting contingent upon meeting various market-based goals. Depending on the level of achievement of these market measures, at the end of three years, the number of shares vesting could be 0%-200% of the number of shares originally allowed for issuance. Shares granted in 2005 under the LTI Plan were granted at the share price at the beginning of the year of € 10.10, which was lower than the fair value of the shares on the date of grant which was € 21.10. The date of grant is the measurement date for the awards. In December 2005, all 36,842 LTI Plan shares were conditionally granted to executives. There were no forfeitures of the LTI Plan grants through December 31, 2007. The conditionally granted shares vested on December 31, 2007 and were issued to the executives in the first quarter of 2008. Executives were entitled to a total of 22,257 LTI Plan shares after deduction of income tax.

As of December 31, 2007, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan, which will be recognized in 2007. Compensation cost recognized during the year ended December 31, 2007 related to the LTI Plan amounted to € 532 (2006: € 531, 2005: € 44).

Stock option grants to non-employees

Crucell has issued stock options to various non-employees in connection with consulting agreements over the years. These non-employee stock options included exercise prices greater than or equal to the fair value of the underlying common stock on the date of grant. The exercise prices range from € 3.49 to € 21.38 per share and the stock options expire on dates ranging from May 2010 through December 2011. During 2007, the Company issued stock options to purchase 10,000 shares of common stock to a consultant with an exercise price of € 14.58 and expiration date in August 2012.

Crucell can terminate the consulting agreements at any time and only those stock options vested as of the date of termination are exercisable. As of December 31, 2007, total options to purchase 67,604 shares of common stock (2006: 57,604) related to consulting agreements were outstanding with an average exercise price of € 13.76 and expiration dates ranging from May 2010 through August 2012. The Company recorded compensation expense

Financial Statements
Notes to the Consolidated Financial Statements

associated with these stock options of € 11, € 295 and € 2,800 for the years ended December 31, 2007, 2006 and 2005, respectively.

Stock option grants to non-employees are made pursuant to approved stock option plans and activity related thereto is included in the tables above with the employee grants of the approved plans.

5.18 Provisions, commitments and contingencies

In thousands of Euro

	Restructuring	Litigation	Employee benefits	Other	Total
At January 1, 2006	—	—	—	—	—
Acquisition of subsidiaries	71	1,180	3,918	999	6,168
Arising during the year	3,120	259	71	1,145	4,595
Utilized	(1,147)	(212)	(10)	(6)	(1,375)
Unused amounts reversed	(393)	(215)	(66)	(678)	(1,352)
Exchange adjustment	(5)	(12)	6	(19)	(30)
At December 31, 2006	1,646	1,000	3,919	1,441	8,006

Current 2006	1,646	52	—	1,176	2,874
Non-current 2006	—	948	3,919	265	5,132

At January 1, 2007	1,646	1,000	3,919	1,441	8,006
Arising during the year	—	—	—	657	657
Utilized	(1,364)	(77)	—	(752)	(2,193)
Unused amounts reversed	(276)	(50)	—	(290)	(616)
Movement defined benefit liability	—	—	(267)	—	(267)
Exchange adjustment	(6)	(18)	(186)	(43)	(253)

At December 31, 2007	—	855	3,466	1,013	5,334
Current 2007	—	—	—	761	761
Non-current 2007	—	855	3,466	252	4,573

Restructuring

In 2006, a restructuring charge was recognized in relation to centralization of R&D functions in Leiden and phasing out R&D projects in Switzerland. The decision to concentrate R&D in Leiden was made to increase efficiency in R&D spending and will result in a reduction in the number of staff employed, which was effectuated in the first quarter of 2007.

Legal proceedings

The Group is subject to certain lawsuits and other legal proceedings. The current status of any pending proceedings has been reviewed with a legal counsel. Upon consideration of known relevant facts and circumstances, provisions are recognized for losses that are considered to be probable and that can be reasonably estimated at balance sheet date.

Complaint filed by Korean landlord

The Group leases the property on which the Korean factory is built from Green Cross Holdings Corp under a lease that expires in 2010, and which can be extended for an additional five years. The Group is the only party entitled to terminate the lease. Over a somewhat longer term the Group intends to relocate its operations to another site in Korea.

The landlord plans to surrender a portion of the land on which the Korean facility sits, to the local and regional authorities due to construction of a light railway and a subway line extension along with the potential urban development associated therewith.

In 2007, the Group demolished a warehouse that was directly in the path of the construction of the subway line. Currently, none of the Group’s property is in the way of the construction projects. The landlord has advised the Group it will stop providing utilities in early 2009. Furthermore, the landlord filed a complaint against the Group in November 2007, seeking the demolition of two more buildings at the Korean facility and delivery to them of the land on which those buildings are located. The suit alleges that there is an implied lease agreement for those buildings and the land on which they sit, which automatically terminated upon commencement of the subway line extension project. In January 2008, the Group submitted its answer to the Court, denying the landlord’s allegations on the grounds that there was no new (whether implied or express) agreement to demolish the buildings and deliver the relevant land. Such an agreement would be inconsistent with the long-term lease agreement which the Group and the landlord executed in April 2000. The Group expects this court case to last several years.

Financial Statements
Notes to the Consolidated Financial Statements

An unfavourable outcome of the court case may have a material adverse effect on the Group’s business, financial condition and results of operations. No provision was recognized for the Korean factory, because the Group considers it more likely than not that the court case will be won and the Group will be able to continue to produce in the Korean factory until the moment of the planned relocation.

Deductibility of research and development costs

In Italy, Berna Biotech Italia Srl. was subject to a tax audit for fiscal years 2001 and 2002. For the year 2001, a settlement was reached with the Italian tax authorities in 2007. For the year 2002, no settlement is reached. The tax authorities issued an assessment that deviates from the assessment in the tax return filed. The Group is challenging this assessment in court. The Group made a provision for the costs of additional taxes, penalties and interest, as well as lawyers’ fees, which the Group expects it will have to pay as a result. One of the items in dispute is the deductibility of the research and development costs the Group makes in Italy. In the event that the Group loses the court case on this subject, the Italian tax authorities may challenge the deductibility of research and development costs for the years 2003 up until 2007. Because the Group considers it more likely than not that the research and development cost will be tax deductible, no additional provision was recognized.

Employee benefits

Further reference is made to retirement benefit obligations. See note 5.10.

Other

Other provisions mainly relate to asset retirement obligations and warranties.

Contingent liability STAR technology

The Company acquired STAR technology in 2004 through the purchase of ChromaGenics B.V., a privately held biotechnology company based in Amsterdam. In connection with the purchase, we also entered in a contingent payment agreement that could result in additional payments of up to € 7.0 million to former ChromaGenics shareholders upon receipt of revenues and royalties generated from the STAR technology. In connection with this agreement, we paid € 2.0 million in 2007. The expense was recognized in the cost of goods sold.

Guarantees

Total guarantees issued by the Company amount to € 2.5 million, which included a letter of credit issued by the Company for an amount of $ 1.6 million which will expire on April 14, 2013 for the benefit of the Percivia Development Center.

The Company has a guarantee facility for an amount of € 10.0 million with a third-party bank.

As part of the overall working capital management efforts, the Group agreed with Novartis to extend payment terms on the supply of Quinvaxem antigens. These transactions were secured by a third-party bank guarantee in favour of Novartis.

5.19 Short and long-term financial liabilities

This note provides information about the contractual terms of the Group’s loans and borrowings as at December 31, 2007 and 2006. For more information about the Company’s exposure to financial market risks, see note 3.

Debt repayment schedule at December 31, 2007:

	Total	2008	2009	2010	2011	2012	More than 5 years
Mortgage loan*	16,811	350	367	384	401	420	14,889
Loan Berna Biotech Korea Corp.	4,364	1,455	1,455	1,454	—	—	—
Equipment lease	10,080	1,420	1,503	1,605	1,701	3,851	—
Privately placed bond Berna Biotech Korea Corp.	14,540	14,540	—	—	—	—	—
Factoring liabilities	5,653	5,653	—	—	—	—	—
Other short-term bank loans	1,347	1,347	—	—	—	—	—
	52,795	24,765	3,325	3,443	2,102	4,271	14,889

* Calculated at the interest rate applicable until December 31, 2010.

Financial Statements
Notes to the Consolidated Financial Statements

Mortgage loan

In December 2005, the Company entered into a Euro mortgage loan of up to € 17,091 and as of December 31, 2006 the Group has drawn the maximum amount. In 2006, interest was accrued to the loan and no payments of principal or interest were required. Beginning January 1, 2007, the loan is being repaid through monthly payments over 15 years. A balloon repayment of € 10,000 will be made at the end of the 15 years. The loan matures on December 31, 2021. The loan bears interest at 4.55 percent for the first five years. After this period the rates will be renegotiated. The land, building, part of the equipment and a compensating cash balance arrangement with a bank in the amount of € 10,000 secure the loan. The carrying amount of the underlying secured assets is € 26,946.

Loan Berna Biotech Korea Corp.

Berna Biotech Korea Corp. has entered into an unsecured Euro loan that bears interest at 2.48% and matures on August 1, 2010.

Finance lease liabilities

Finance leases mainly relate to equipment for the new production facility in Leiden. The vast majority of the finance lease liabilities are denominated in Euro. All leases are on a fixed repayment basis and interest rates are fixed at the contract date. For further information see note 5.22.

Privately placed bond Berna Biotech Korea Corp.

Berna Biotech Korea Corp (‘Berna Biotech Korea’) issued a Korean Won denominated bond with an interest rate of 6.73%. The bond matures June 13, 2008, and contains covenants that require Berna Biotech Korea to maintain certain profit and liquidity ratios as of January 1, 2006. In 2006, these covenants were not met, meaning bondholders could have accelerated maturity; consequently the bond is presented as a short-term bond. At December 31, 2007 the Company does not have any indications that the bond has to be repaid before the end of its term.

Factoring liabilities

In December 2007 the Company factored trade accounts receivable for a total amount of € 5.7 million with an external party in Italy. The Company did not transfer substantially all the risks and rewards associated with ownership of the transferred trade accounts receivable, specifically the credit risk, and consequently the cash payments received are accounted for as a financial liability. No interest is charged on the factoring liabilities.

5.20 Other liabilities and deferred income – current and non-current

In thousands of Euro

	Current	Non-Current	2007 Total	Current	Non-Current	2006 Total
Deferred income	7,921	11,594	19,515	3,221	—	3,221
Accrued salary expenses and payroll taxes	10,318	—	10,318	8,200	—	8,200
Accrued expenses	14,684	—	14,684	14,567	—	14,567
Derivative financial instruments	16	—	16	11	—	11
Other liabilities	4,958	529	5,487	3,133	—	3,133
	37,897	12,123	50,020	29,132	—	29,132

5.21 Trade accounts payables

In thousands of Euro

Year ended December 31,	2007	2006
Trade accounts payables to third parties	50,970	38,360
Trade accounts payables to joint ventures	—	152
	50,970	38,512

Trade accounts payables are generally paid under the payment terms, which vary by company and region. The Group’s general payment terms are typically 30 days.

Financial Statements
Notes to the Consolidated Financial Statements

5.22 Operating and finance leases

Operating lease commitments

The Group leases certain research and corporate facilities, motor vehicles and items of machinery and equipment. No restrictions are placed upon the lessee by entering into these leases. Future minimum lease payments leases as at December 31, 2007 and 2006 are as follows:

In thousands of Euro

Year ended December 31,	2007	2006
Within one year	4,798	5,794
After one year but not more than five years	15,308	14,680
More than five years	14,155	16,658
	34,261	37,132

Most operating leases are increased by a general price index on an annual basis.

Finance lease commitments

Certain of the Group’s fixtures and equipment are subject to finance leases. These leases mainly relate to equipment for the new production facility in Leiden. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments. The fair value of the Company’s lease obligations approximates their carrying amount. The Company’s obligations under finance leases are secured by the value of the underlying assets. The average term of finance leases entered into is 5.5 years.

Future minimum lease payments under finance leases as at December 31, 2007 and 2006 are as follows:

In thousands of Euro

	Minimum payments	2007 Present value of payments	Minimum payments	2006 Present value of payments
Within one year	2,038	1,420	1,637	1,139
After one year but not more than five years	10,937	8,660	5,073	3,691
More than five years	—	—	2,319	2,137
	12,975	10,080	9,029	6,967

5.23 Related parties

Related party transactions within the group

The Company has related party transactions and balances with its subsidiaries, joint venture partners, associates and directors and executive officers. All transactions with related parties were carried out under normal market conditions (arm’s length principle). There are no related party transactions outside the normal course of business.

Financial Statements
Notes to the Consolidated Financial Statements

The following table provides the total value of transactions which have been entered into with related parties, excluding directors and executive officers, for the relevant financial year.

In thousands of Euro

	Income and expenses for the year ended December 31,		Balance outstanding as at December 31,
	2007	2006	2007	2006
Related party
Sales of goods and services
Pevion Biotech AG	364	251	—	47
Kenta Biotech AG	223	168	—	33
ADImmune Corp.	2,271	—	6,724	—

Expenses
Percivia	(4,247)	(1,227)	(332)	(1,227)
Avv Falaguerra	(17)	(12)	(6)	(12)
Kellerhals & Partner AG	(76)	(134)	—	(155)
Kenta Biotech AG	—	(60)	—	—

Mr Falaguerra, the chairman of the Board of Directors of the Italian subsidiary, is related to Avv. Falaguerra, an Italian firm that provides taxation services to the Italian subsidiaries.

Kellerhals & Partner AG is a Swiss firm that provides legal advice to Berna Biotech. This company is related to the one of the Supervisory Board members of Crucell.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made at normal market prices. Outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided by the Company or received in respect of any related party receivables or payables. For the year ended December 31, 2007, the Company has not made any provision for doubtful debts relating to amounts owed by related parties (2006: nil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Management Board

The total remuneration and related costs (excluding share-based payments – see information below on stock options and performance stock) of the members of the Management Board over the past three years, is as follows:

in thousands of Euro

Year ended December 31,	2007	2006	2005
Salaries	1,035	1,005	874
Bonuses	647	893	1,058
Pension costs	136	205	189
Other	37	37	58
	1,855	2,140	2,179

Financial Statements
Notes to the Consolidated Financial Statements

The remuneration of the individual members of our Management Board during 2007, excluding stock options, was as follows:

Name	Salaries	Bonuses[1]	Pension Costs	[2]	Other Costs	[3]	Total
R.H.P. Brus	412	314	33		0		759
J. Goudsmit	340	189	71		21		621
L. Kruimer	283	144	32		16		475
Total	1,035	647	136		37		1,855

1          Bonus expense includes the short-term incentive plan and long-term incentive plan, including compensation for wage taxes to which the Management Board is entitled as at December 31, 2007.

2           ‘Pension Costs’ include pensions, social security costs and disability insurance.

3    ‘Other costs’ include company cars.

Pension, retirement and similar arrangements for our Management Board members consist of the defined contribution plan, and we do not have further pension obligations beyond the annual premium contribution.

The Company’s Management Board members held the following options for the period ended December 31, 2007:

Name of Holder	Options held at December 31, 2006	Year of expiration	Exercise Price	Granted 2007	Exercised 2007	Forfeited 2007	Options held at December 31, 2007
R.H.P. Brus	250,000	2009	9.40	—	—	—	250,000
	200,000	2011	3.49	—	—	—	200,000
	90,000	2011	2.64	—	—	—	90,000
	125,000	2011	5.94	—	—	—	125,000
J. Goudsmit	85,000	2009	9.40	—	—	—	85,000
	60,000	2011	2.64	—	—	—	60,000
	125,000	2011	5.94	—	—	—	125,000
L. Kruimer	85,000	2009	9.40	—	—	—	85,000
	65,000	2011	3.49	—	35,000	—	30,000
	125,000	2011	5.94	—	—	—	125,000
Totals	1,210,000			—	35,000	—	1,175,000

The Company’s Management Board members held the following shares in the Company at December 31, 2007:

Name of holder	Ordinary shares held at December 31, 2007	% of total ordinary shares
R.H.P. Brus	142,699	0.22%
J. Goudsmit	151,240	0.23%
L. Kruimer	22,084	0.03%
	316,023	0.48%

The following table describes loans granted to the members of Crucell’s Management Board and senior management since January 1, 2001. Crucell has not granted any loans to any Supervisory Board members. The Company sets these interest rates in relation to Dutch income tax law, which changes on an annual basis. Crucell granted loans to the persons listed below in connection with options granted to them on Crucell’s ordinary shares. These loans become payable at the time shares received on exercise of the related options are sold or, in case the employee ceases to work for Crucell before this time, immediately.

Financial Statements

Notes to the Consolidated Financial Statements

Crucell funds payments due under the loans prior to July 30, 2002, the date legislation was passed in The U.S. prohibiting the granting of additional loans to company officers.

	Largest	Amount
	amount	of loan
	of loan	outstanding	2007
	outstanding	at	interest
	since	December 31,	rate
Name	January 1, 2001	2007	in %
R.H.P. Brus	132	87	3.5
J. Goudsmit	25	—	3.5
Other personnel	61	47	3.5
		134

The Company is no party to any material transactions, or proposed transactions, in which any director, any executive officer, any spouse or relative of any of the foregoing, or any relative of any such spouse had or was to have a direct or indirect material interest other than those transactions disclosed in these financial statements.

Board of Supervisory Directors

Due to the fact that Crucell operates on a global scale with many of its directors used to the international arena, Crucell offers compensation to its supervisory directors in accordance with customary practice in the biotechnology sector. For 2005 and onwards, compensation of all Supervisory Board members consists of a fixed fee in cash and an annual share grant. The fixed fee in cash amounts to € 25 per Supervisory Board member. The Chairman will receive a fixed fee of € 40. The annual share grant awarded to each member of the Supervisory Board shall equal 2,500 ordinary shares. This amount will be revised on a tri-annual basis.

The shares should be held for as long as an individual is a member of the Supervisory Board. Instead of the share grant, a Supervisory Board member may also choose to receive a cash amount equalling the value of 2,500 shares at the date of grant minus 25%. The shares (or cash equivalent minus 25%) were awarded in 2006 for the first time. In 2005 stock options were awarded to the Supervisory Board. A net allowance of € 10 that is grossed up for taxation purposes is awarded annually to the Chairman of the Supervisory Board.

During 2007, 2006 and 2005, the individual members of the Supervisory Board were entitled to receive the following remuneration (excluding share-based payments – see information below on stock options and performance stock):

Year ended December 31,	2007	2006	2005
P. Strijkert[1]	—	16.7	44.9
J.P. Oosterveld[2]	60.8	38.7	25.0
A. Hoevenaars	25.0	25.0	25.0
S.P. Lance	25.0	25.0	25.0
P.M. Satow	25.0	25.0	25.0
C.E. Wilhelmsson	25.0	25.0	25.0
D.S. Koechlin[3]	25.0	25.0	—
J. Witmer[4]	10.4	25.0	—
C.E. Thomann[4]	10.4	25.0	—
Totals	206.6	230.4	169.9

1           Mr P. Strijkert resigned from the Supervisory Board in June 2006.

2           Mr J.P. Oosterveld was appointed Chairman on June 2, 2006.

3           Mr D.S. Koechlin was appointed member of the Supervisory Board on June 2, 2006, but has attended meetings since January 2006.

4           Mr J. Witmer and Mr C.E. Thomann were appointed member of the Supervisory Board on June 2, 2006, but have attended meetings since January 2006. Mr J. Witmer and Mr C.E. Thomann resigned from the Supervisory Board in June 2007.

The Company’s Supervisory Board members held the following options for the period ended December 31, 2007:

Name of Holder	Options held per December 31, 2006	Year of expiration	Exercise Price	Granted 2007	Exercised 2007	Forfeited 2007	Options held per December 31, 2007
J.P. Oosterveld	10,000	2009	8.81	—	—	—	10,000
	10,000	2009	11.55	—	—	—	10,000
S.P. Lance	10,000	2011	7.86	—	—	—	10,000
	10,000	2009	11.55	—	—	—	10,000
P.M. Satow	10,000	2009	11.55	—	—	—	10,000
	22,000	2011	3.49	—	—	—	22,000
	10,000	2011	6.48	—	—	—	10,000
C.E. Wilhelmsson	10,000	2009	11.55	—	—	—	10,000
	10,000	2011	6.48	—	—	—	10,000
A.Hoevenaars	5,000	2009	8.81	—	—	—	5,000
	10,000	2009	11.55	—	—	—	10,000
Totals	117,000			—	—	—	117,000

Financial Statements

Notes to the Consolidated Financial Statements

Crucell’s Supervisory Board members held the following shares in the Company per December 31, 2007:

Name of holder	Ordinary shares held per December 31, 2007	% of total ordinary shares
J.P. Oosterveld	7,000	0.01
A. Hoevenaars	5,000	0.01
S.P. Lance	—	—
P.M. Satow	61,300	0.09
C.E. Wilhelmsson	5,000	0.01
D.S. Koechlin	6,341	0.01
	84,641	0.13

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

The Company’s articles of association provide that the Company shall generally indemnify any person who is or was a member of the Company’s Supervisory Board or of the Company’s Management Board or one of the Company’s employees, officers or agents, and suffers any loss as a result of any action in connection with their service to the Company, provided they acted in good faith in carrying out their duties.

This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of his or her duties to the Company. A court in which an action is brought, may however determine that indemnification is appropriate nonetheless.

Financial Statements

Company Financial Statements

Company Financial Statements

6 Balance sheet (After appropriation of result)

(Amounts in thousands of Euro, except per share data)

	Notes	2007	2006
Assets
Non-current assets
Investments in subsidiaries	9.1	303,494	318,393
Other long-term receivables	9.2	87,680	141,089
		391,174	459,482

Current assets
Short-term receivables		2,175	1,218
Cash and cash equivalents		54,997	38,094
		57,172	39,312

Total assets		448,346	498,794

Liabilities and shareholders’ equity
Shareholders’ equity
Issued capital		15,685	15,553
Share premium		735,578	726,869
Translation reserve (legal reserve)		(28,542)	(7,920)
Available-for-sale reserve		8,340	10,670
Accumulated deficit		(293,819)	(247,872)
	9.3	437,242	497,300

Non-current liabilities
Provision for financial fixed assets	9.4	—	1,341
Liabilities to related parties		142	132
		142	1,473

Current liabilities
Accrued compensation and related benefits		927	21
Liability to related parties		10,035	—
		10,962	21

Total equity and liabilities		448,346	498,794

7 Income statement (After appropriation of result)

In thousands of Euro

For the year ended December 31,	2007	2006	2005
Result from subsidiaries	(49,981)	(89,965)	(21,787)
Other income	4,034	2,652	6,209
Net loss for the year	(45,947)	(87,313)	(15,578)

Financial Statements

Notes to the Company Financial Statements

Notes to the Company Financial Statements

8 General

The description of the Group’s activities and the Group structure as included in the notes to the consolidated financial statements also apply to the Company financial statements (see note 1.1).

In accordance with article 2:362 section 8 of Book 2 Title 9 of the Dutch Civil Code, the accounting policies used in the preparation of the Company financial statements are the same as those used in the preparation of the consolidated financial statements. Investments in subsidiaries are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by the Company in its consolidated financial statements.

In accordance with article 402, Book 2 Title 9 of the Dutch Civil Code, the Company income statement is presented in abbreviated form.

9 Notes to the Company financial statements

9.1 Investments in subsidiaries

Investments in subsidiary companies are stated at net asset value as the Company effectively exercises influence of significance over the operational and financial activities of these investments.

In thousands of Euro	Total
Book value as of January 1, 2007	318,393
Share in result of subsidiaries	(49,981)
Net unrealized gain on available-for-sale reserve	(2,330)
Effect of movements in exchange rates	(20,622)
Dividends received from Berna Biotech AG	(80,907)
Acquisition shares Berna Rhein BV	80,907
Provisions reversed during the year	(1,341)
Offset of receivables	59,375
Net book value at December 31, 2007	303,494

January 1, 2007 Crucell owned 7.3% of the shares of Berna Rhein B.V., the remaining 92.7% of the shares were owned by Crucell’s subsidiary Berna Biotech. On November 3, 2007 Crucell acquired the remaining 92.7% shares for € 80,907. Berna Biotech subsequently paid a dividend of € 80,907 to Crucell.

9.2 Other long-term receivables

In thousands of Euro	2007	2006
Long-term receivables on related parties	73,285	126,694
Other long-term receivables	14,395	14,395
	87,680	141,089

9.3 Shareholders’ equity

Reference is made to the Consolidated Statement of Changes in Equity and to note 5.16 ‘Issued capital and reserves’ of the notes to the consolidated financial statements as of, and for the year ended December 31, 2007.

9.4 Provision for financial fixed assets

The provision for financial fixed assets in 2006 represents the negative net asset value of the Company’s 100% subsidiary Berna Rhein B.V.

9.5 Taxes

The Company constitutes a fiscal unity with the Dutch wholly owned subsidiaries Crucell Holland B.V., U-BiSys B.V. and ChromaGenics B.V. and is for that reason jointly and severally liable for the tax liabilities of the whole fiscal unity. As of financial year 2008, Berna Rhein B.V. will be included in the fiscal unity.

9.6 Employee information

The Company had no employees in 2007 and 2006.

9.7 Joint and several liability

In accordance with Section 403 of Book 2 Title 9 or the Netherlands Civil Code, the Company has assumed joint and several liability for all legal transactions carried out by the following Group Companies:

•                  Crucell Holland B.V., Leiden

•                  U-BiSys B.V., Utrecht

•                  ChromaGenics B.V., Amsterdam

Financial Statements

Notes to the Company Financial Statements

Signing of the financial statements

The financial statements were approved by the Management Board and Supervisory Board and authorized for issue on April 29, 2008.

Management Board

R.H.P Brus

L. Kruimer

J. Goudsmit

Supervisory Board

J.P. Oosterveld

A. Hoevenaars

S.P. Lance

P.M. Satow

C.E. Wilhelmsson

D.S. Koechlin

Other Information

Other Information

Result treatment

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preference shares will be paid their dividends, which will be a certain percentage of their nominal value, first. With Supervisory Board approval, our Management Board then decides whether and how much of the remaining profit they will reserve. Any profits remaining shall be paid as a dividend on the ordinary shares. If the retained earnings are negative or are to be used to form a statutory reserve no dividend will be paid out. The loss for the year 2007 has been separately presented in shareholders’ equity, as net result for the year. The loss for the year 2006 was charged to the accumulated deficit.

Preference shares

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

The Preferred Foundation has an option to acquire preference shares up to 100% of the number of our outstanding shares, necessary to match the total number of statutory votes on all of the ordinary shares outstanding at the time of an acquisition. The Preferred Foundation must pay at least 25% of the nominal value of the preference shares it acquires from us. If we acquire any preference shares, they may be cancelled.

A board of governors of up to five persons directs the Preferred Foundation. Mr J.P. Oosterveld, in his capacity as chairman of our Supervisory Board, and Mr P. Bouw, Mr M.W. den Boogert, Mr S. van Wijnbergen and Mr G.P. Krans, have been appointed to the board of governors. A majority of these members may not be members or former members of our management or Supervisory Board, or an employee of any of our advisers, any of our banks or us. The board of governors appoints these independent members. Our Supervisory Board appoints the non-independent members after consultation with our Management Board.

“This page has been intentionally left blank”

Information for shareholders and investors

Information for shareholders and investors

Investor relations approach

Crucell maintains an active and transparent approach to relations with shareholders and investors whom we inform regularly about the company’s strategy and developments. Quarterly results releases, presentations and press releases on important business developments are disseminated on a regular basis and reinforced with briefings by phone and in person. In the past year we have strengthened our Investor Relations activities with the addition of two dedicated Investor Relations Officers whose mission it is to ensure the investor community understands clearly the company’s prospects and performance. This reflects a serious ambition to widen our investor base as well as to deepen existing investors’ understanding of Crucell.

Activities in 2007 for shareholders and investors included:

•

A full presentation of quarterly results to financial journalists and analysts at each quarter, consisting of an online slide show and audio commentary, question and answer session and archiving for subsequent retrieval;

•	Various additional telephone conference calls with management for analysts and investors;
•	Several roadshow meetings with shareholders and sell-side analysts who cover the company;
•	Timely updates in the Investor Relations section of the website www.crucell.com, which is not incorporated by reference herein;
•	Periodic website updates of more comprehensive financial company data, including filings with the U.S. Securities and Exchange Commission;
•	Online publication of relevant scientific company presentations.

Crucell shares

Crucell’s ordinary shares are listed on:

•	NYSE Euronext Amsterdam N.V. (symbol: CRXL) since 2000;
•	Nasdaq in the U.S. (symbol: CRXL) in the form of ADS’s since 2000;
•	SWX Swiss Exchange in Zurich since 2005;
•	The Company’s primary listing is Amsterdam, where trading turnover reached EUR 2.28 billion in 2007;
•	Crucell’s shares are included in the AMX mid-cap index (since 2005); – this one is mentioned below.

Share data

	2007	2006
Earnings per share	(0.71)	(1.53)
Shares outstanding (million) at year-end	65.3	64.8
Dividend	—	—
Highest price	22.45	24.11
Lowest price	10.26	13.52
Price at December 31,	11.40	19.40
Average daily trading volume on NYSE Euronext Amsterdam (in 000 shares)	470	550

Shareholders with holdings of Crucell shares exceeding 5%

Percentage of beneficial ownership is based on an aggregate of 65,499,442 ordinary shares outstanding at April 25, 2008 except as otherwise noted:

	Ordinary Shares
	Beneficially Owned[1]
Beneficial Owner	Number of Ordinary Shares	Holding (%)
A. van Herk B.V.	7,123,264	11.0[2]
Aviva plc	3,514,130	5.9[3]
Ordinary shares held by our Management Board members	341,672	0.52
Ordinary shares held by our Supervisory Board members	95,891	0.15

1  Under Rule 13d 3 of the Exchange Act, more than one person may be deemed to beneficially own certain ordinary shares (if, for example, persons share the power to vote or the power to dispose of the ordinary shares). In addition, a person is deemed to beneficially own ordinary shares if the person has the right to acquire the ordinary shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding ordinary shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of ordinary shares actually outstanding. In addition, filings with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten or AFM) with respect to shareholdings in public companies do not specify the number of shares held by the filing party.

2   Percentage holding is derived from a filing made by A. van Herk B.V. with the Netherlands AFM

3   Percentage holding is derived from a filing made by Aviva plc. with the Netherlands AFM

Global Opportunities (GO) Capital Asset Management B.V. have notified the AFM that they hold less than 5% (August 10, 2007 3.69%).

Information for Shareholders and Investors

As of April 25, 2008 there were 11,388,626 ADSs, each representing one ordinary share, all of which were held of record by nine registered holders in the U.S. (including The Depository Trust Company). The number of ADSs at April 25, 2008 represent 17.4% of our ordinary shares that were issued and outstanding on that date.

To the best of our knowledge, we are not directly or indirectly controlled by any other corporation, foreign government or other entity.

Share information

Crucell shares are included in the NYSE Euronext Amsterdam Dutch mid-cap index (AMX), and in the Nasdaq Composite Index. They are also included in the FTSE Nasdaq Small Cap index since 2005 and in the NYSE Euronext NEXT Biotech Index as of April 2008.

	2007	2006
Market Capitalisation at December 31, (€ million)	744.4	1,257.1
Market Capitalisation at December 31, ($ million)	1,080.1	1,651.1
Closing share price at December 31, (€)	11.40	19.40
Closing share price at December 31, ($)	16.54	25.48
Shares outstanding at December 31, (million)	65.3	64.8

Shareholder information

On December 31, 2007 institutional investors hold 42% of the outstanding shares in Crucell, private investors hold 57% of shares and insider holdings are approximately 1%.

Geographical spread of shareholders in approximate percentages on December 31, 2007, compared to the previous year.

	2007	2006
The Netherlands	66%	61%
USA	22%	26%
Germany	8%	9%
United Kingdom	1%	1%
Scandinavia	1%	1%
Other	2%	2%
Total	100%	100%

Outlook for 2008

In constant currencies; weighted average €/$ rate of 1.38 in 2007:

Total revenue & other operating income	20% growth
Margins	Higher
Cashflow	Positive

General information

Auditors

Deloitte Accountants B.V.

Legal Counsel

Allen & Overy LLP

Cleary Gottlieb Steen & Hamilton LLP

Tax Advisors

Ernst & Young Accountants

ADS Depository

Bank of New York

Investor Relations

Oya Yavuz, Director of Investor Relations

Frauke Groenevelt, Coordinator Investor Relations

Tel: +31 71 5197064

Email: ir@crucell.com

Exchange Controls

There are currently no Dutch laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-Dutch residents or to U.S. holders of our securities except as otherwise set forth in ‘Taxation’ in this section.

Information for Shareholders and Investors

Exchange rate information

The following table sets forth, for the years indicated, the high, low, average and year-end noon buying rates in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (‘Noon Buying Rates’) expressed in Euro per USD 1.00.

In Euro

Year ended December 31,	High	Low	Average[1]	End of period
2003	0.97	0.80	0.89	0.80
2004	0.85	0.73	0.81	0.73
2005	0.86	0.73	0.80	0.84
2006	0.84	0.75	0.80	0.76
2007	0.77	0.67	0.73	0.68

1 The average of the Noon Buying Rates on the last business day of each month during the period indicated.

The following table sets forth, for the previous six months, the high and low Noon Buying Rates expressed in Euro per USD 1.00.

In Euro

	High €	Low €
November 2007	0.69	0.67
December 2007	0.70	0.68
January 2008	0.69	0.67
February 2008	0.69	0.66
March 2008	0.66	0.63
April 2008 (Until April 25, 2008)	0.64	0.62

On April 25, 2008 the Noon Buying Rate was $ 1.00 = € 0.64. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report.

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

Dutch taxation of resident shareholders

The summary of certain Dutch taxes set out in this section ‘Dutch Taxation of Resident Shareholders’ is only intended for the following investors:

•             Individuals who are resident or deemed to be resident or who have opted to be resident in the Netherlands for purposes of Dutch taxation and who invest in the ordinary shares or ADSs, excluding individuals who invest in the ordinary shares or ADSs that form part of a substantial interest (as described below) or deemed substantial interest in us and excluding individuals who are our employees or who are deemed to be our employees or employees of any entity related to us (the ‘Dutch Individuals’); and

•             Corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the ordinary shares or ADSs, excluding:

Information for Shareholders and Investors

•                  Corporate entities that are not subject to Dutch corporate income tax;

•                  Pension funds (pensioenfondsen) and other entities that are wholly or partly exempt from Dutch corporate income tax;

•                  Corporate entities that hold ordinary shares or ADSs that qualify for application of the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

•                  Investment institutions (beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969; (the ‘Dutch Corporate Entities’).

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

Individual and corporate income tax

Dutch Individuals not engaged or deemed to be engaged in an enterprise and Dutch individuals for whom the benefits derived from the ordinary shares or ADSs are not treated as ‘result from other activities’.

The taxable benefit from a Dutch Individual’s ‘savings and investments’ (sparen en beleggen) is set annually at 4% of the average of the so-called ‘yield basis’ (rendementsgrondslag) at the beginning and at the end of a year, insofar as the average exceeds the ‘exempt net asset amount’ (heffingvrij vermogen). Such taxable benefit is reduced by such portion of the personal allowance as has not been taken into account in respect of certain other types of income. This benefit is taxed at the rate of 30%. For Dutch Individuals who invest in the ordinary shares or ADSs, the ordinary shares or ADSs will form part of the yield basis. The ordinary shares or ADSs will be taken into account in the yield basis at their fair market value. The actual benefits from the ordinary shares or ADSs do not influence the taxable benefit, even if they exceed, or are lower than, 4% of the yield basis.

Dutch Individuals engaged or deemed to be engaged in an enterprise, Dutch Individuals for whom the benefits derived from the ordinary shares or ADSs are treated as result from other activities, and Dutch Corporate Entities.

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

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 15%. The concept ‘dividends we distribute’ used in this section includes, but is not limited to:

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

Information for Shareholders and Investors

•             The general meeting of our shareholders has resolved in advance to make such repayment; and

•             The par value of the ordinary shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities generally can credit the dividend withholding tax against their income tax or corporate income tax liability and will be entitled to a refund of dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate income tax or corporate income tax liability. A condition to avoid ‘dividend stripping’ is that the recipient of proceeds from the ordinary shares or ADSs qualifies as the beneficial owner thereof. A recipient of proceeds from the ordinary shares or ADSs is not considered to be the beneficial owner thereof if the amount of dividend, following a set of transactions, is ultimately wholly or partly received by another person, if this other person also retains, directly or indirectly, an interest in the ordinary shares or ADSs and the recipient is entitled to a (partial) refund or exemption to which the other person is not entitled to.

Gift and inheritance taxes

A gift tax liability will arise in the Netherlands with respect to an acquisition of the ordinary shares or ADSs by way of a gift made by a Dutch individual or a Dutch corporate entity. An inheritance tax liability will arise in the Netherlands with respect to an acquisition or deemed acquisition of the ordinary shares or ADSs on the death of a Dutch individual.

For purposes of Dutch gift and inheritance taxes, an individual who holds Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of the Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Dutch taxation of Non-Resident Shareholders

This section ‘Dutch taxation of Non-Resident Shareholders’ describes certain Dutch tax consequences for a holder of the ordinary shares or ADSs who is neither resident, nor deemed to be resident, and who has not opted to be treated as a resident in the Netherlands for purposes of Dutch taxation (a ‘Non-Resident Shareholder’).

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 15%. Reference is made to the section ‘Dutch Taxation of Resident Shareholders – Withholding Tax’ for a description of the concept ‘dividends we distribute’.

If a double tax convention is in effect between the Netherlands and the country of residence of a Non-Resident Shareholder, such Non-Resident Shareholder may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax. See ‘ Taxation of Dividends’ for a discussion of the partial exemption available under the convention with the U.S.

A further condition to avoid ‘dividend stripping’ is that the Non-Resident Shareholder qualifies as the beneficial owner of the dividend. A Non-Resident Shareholder is not considered to be the beneficial owner of the dividend, if the amount of this dividend, following a set of transactions, is ultimately wholly or partly received by another person and this other person also maintains, directly or indirectly, an interest in the ordinary shares or ADSs and the recipient is entitled to a (partial) refund or exemption to which the other person is not entitled to.

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

•                  Such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us (if a double tax convention does not refrain the Netherlands from taxation of income or capital gains from the substantial interest);

Information for Shareholders and Investors

Further, if such Non-Resident Shareholder is an individual:

•                  The benefits derived from the ordinary shares or ADSs are not taxable in the hands of such holder as a benefit from other activities in the Netherlands;

•                  Such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the ordinary shares or ADSs or payments in respect of the ordinary shares or ADSs are attributable; and

•                  Such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the ordinary shares or ADSs is connected.

Reference is made to the section ‘Dutch Taxation of Resident Shareholders’ for a description of the concept ‘substantial interest’.

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

For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of the Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the ordinary shares or ADSs.

Taxation of U.S. investors

The following is a summary of the material U.S. federal income tax considerations regarding the purchase, ownership and disposition of ordinary shares or ADSs to an eligible U.S. holder. You are an eligible U.S. holder if you are a resident of the U.S. for purposes of the tax treaty between the Netherlands and the U.S. (the ‘tax treaty’) and are fully eligible for benefits under the tax treaty. You generally will be entitled to the benefits of the tax treaty if you are:

•                  The beneficial owner of ordinary shares or ADSs (and of the dividends paid with respect to such ordinary shares or ADSs);

•                  An individual resident of the U.S., a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the U.S. as the income of a resident, in your hands or in the hands of your partners or beneficiaries;

•                  Not resident in the Netherlands for Dutch tax purposes; and

•                  Not subject to an anti-treaty shopping rule.

You generally will not be eligible for the benefits of the tax treaty, and therefore will not be an eligible U.S. holder, if you hold ordinary shares or ADSs in connection with the conduct of business through a permanent establishment, or the performance of services through a fixed base in the Netherlands, or you are not resident in the U.S. for U.S. tax purposes.

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to purchase ordinary shares or ADSs. In particular, the summary does not address considerations that may be applicable to you if you will not hold ordinary shares or ADSs as capital assets, or if you are a taxpayer subject to special tax rules, such as a bank, tax-exempt entity, insurance company,

Information for shareholders and investors

a regulated investment company, a pension fund, a real estate investment trust, a dealer in securities or currencies, a person that holds ordinary shares or ADSs as part of an integrated investment (including a ‘straddle’) comprised of ordinary shares or ADSs and one or more other positions, and a person who owns or is deemed to own 10% or more of any class of our stock. The summary is based on laws, treaties and regulatory interpretations in effect on the date of this document, all of which are subject to change. You should consult your own advisers regarding the tax consequences of an investment in the ordinary shares or ADSs in light of your particular circumstances, including the U.S. tax considerations discussed below and the effect of any state, local or other national laws.

Based on our audited financial statements and relevant market data, we believe that we were not treated as a ‘passive foreign investment company’ or ‘PFIC’ for U.S. federal income tax purposes with respect to the year 2007. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in the year 2008 or thereafter. We believe, however, that we were or may have been a PFIC for U.S. federal income tax purposes with respect to the years before 2005. In order to avoid being subject to unfavourable U.S. federal income tax rules applicable to PFICs (the ‘PFIC rules’) with respect to our ordinary shares or ADSs in the future, U.S. holders that held our ordinary shares or ADSs at any time before 2005 may wish to make a deemed sale election with respect to their ordinary shares or ADSs. See ‘Passive Foreign Investment Company Rules’.

For U.S. federal income tax purposes and for purposes of the tax treaty between the Netherlands and the U.S., beneficial owners of ADSs will be treated as the owners of the underlying ordinary shares represented by those ADSs.

Taxation of dividends

Subject to the discussion below under ‘Passive Foreign Investment Company Rules’, the gross amount of dividends distributed by us (including amounts withheld in respect of Dutch withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received after 2002 and before 2011, unless we were in the year prior to the year in which the dividend was paid, and are, in the year in which the dividend is paid, a PFIC. As described above, we believe that we were not a PFIC for U.S. tax purposes with respect to the year 2007, and also do not anticipate becoming a PFIC with respect to the year 2008. Dividends paid in Euro will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by you (or by the depositary in the case of ADSs). If such dividends are converted into U.S. dollar on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. If you receive a refund of Dutch withholding tax under the tax treaty between the Netherlands and the U.S., you may be required to recognize foreign currency gain or loss to the extent the amount of the tax treaty refund (in dollars) received by you differs from the U.S. dollar equivalent of the refund amount on the date the dividends were received.

You may claim the benefit of the reduced withholding rate of 15 percent that is available under the tax treaty between the Netherlands and the U.S. by submitting a duly completed Form IB 92 (USA) that has been certified by a financial institution (typically the entity that holds the ordinary shares or ADSs as custodian for the holder). If we receive the required documentation prior to the relevant dividend payment date, we may apply the reduced withholding rate at source. If you fail to satisfy these requirements prior to the payment of a dividend, you may claim a refund of the excess of the amount withheld over the tax treaty rate by filing Form IB 92 (USA) together with a supplemental statement with the Dutch tax authorities. Pension funds and tax-exempt organizations qualifying for a complete exemption from tax are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing Form IB 95 (USA).

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

Information for Shareholders and Investors

expected economic profit, after non-U.S. taxes, is insubstantial. You should consult your own advisers concerning the implications of these rules in light of your particular circumstances.

Taxation of capital gains

Subject to the discussion below under ‘Passive Foreign Investment Company Rules’, gain or loss realized by you on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss in an amount equal to the difference between your basis in the ordinary shares or ADSs and the amount realized on the disposition (or its dollar equivalent, determined at the spot rate on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss will be long-term gain or loss if the ordinary shares or ADSs were held for more than one year. The net amount of long-term capital gain recognized by an individual U.S. holder generally is subject to taxation at a maximum rate of 20%; however, net long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2011 generally is subject to taxation at a maximum rate of 15%.

Passive foreign investment company rules

Unfavourable U.S. tax rules (the ‘PFIC rules’) apply to companies that are considered passive foreign investment companies (‘PFICs’). We will be classified as a PFIC in a particular taxable year if either:

•                  75% or more of our gross income is treated as passive income for purposes of the PFIC rules; or

•                  The average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the year 2007. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC in the year 2008 or thereafter. We believe, however, that we were or may have been a PFIC for U.S. federal income tax purposes with respect to the years before 2005.

If we are classified as a PFIC in any year, then a U.S. holder who holds shares during that year and does not make a mark-to-market election or a qualified electing fund (‘QEF’) election will be subject to a special tax at ordinary income tax rates on certain dividends that we pay and on gains realized on the sale of ordinary shares or ADSs (‘excess distributions’) in all subsequent years, without regard to whether we were a PFIC in the year the excess distribution was received. The amount of this tax will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions had been earned ratably over the period the U.S. holder held its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including the denial of a step-up in the basis of ordinary shares and ADSs at death.

If we were a PFIC in the past, U.S. holders that held our ordinary shares or ADSs at any time during the years when we were a PFIC and did not make a mark-to-market election or a QEF election will generally continue to be subject to the PFIC rules described above, even though we later ceased to qualify as a PFIC. You can generally avoid the future application of the PFIC rules by making a deemed sale election with respect to your ordinary shares or ADSs for your taxable year that includes the last day of our last taxable year during which we qualified as a PFIC (the ‘termination date’). If you make the deemed sale election with respect to our ordinary shares or ADSs, you generally will be treated as having sold all your ordinary shares or ADSs for their fair market value on the termination date. The deemed sale generally will be taxed to you as an excess distribution. Any loss realized on the deemed sale will not be recognized. If you made a mark-to-market election or a QEF election with respect to your ordinary shares or ADSs in the past, you will not be required to include any mark-to-market gain or loss with respect to our ordinary shares or ADSs (in the case of the mark-to-market election) or to include your pro rata share of our ordinary earnings and net capital gain (in the case of the QEF election) for the years during which we do not qualify as a PFIC.

The PFIC rules are extremely complex, and you should consult your own tax advisers regarding the U.S. federal income tax considerations discussed above and the desirability of making a deemed sale election.

Information for shareholders and investors

U.S. backup withholding tax and information reporting

Payments in respect of the ordinary shares or ADSs that are made in the U.S. or by a U.S. related financial intermediary will be subject to information reporting and may be subject to backup withholding unless you:

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

Documents on display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file information with the U.S. Securities and Exchange Commission (‘SEC’). You may read and copy this information at the following location:

Public Reference Room
100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1800 SEC 0330 for further information on the public reference room. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. Our ADSs are quoted on the Nasdaq National Market, and consequently, the periodic reports and other information filed by us with the Commission can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The primary market for our ordinary shares is NYSE Euronext Amsterdam. We make our filings with the SEC by electronic means. Any filings we make electronically are available to the public over the internet at the Commission’s website at www.sec.gov and at our website at www.crucell.com.

Our ordinary shares and ADSs

Our ordinary shares are traded in the U.S. solely in the form of ADSs, each ADS representing one ordinary share. Each ADS is evidenced by an American Depositary Receipt issued by The Bank of New York acting as Depositary in respect thereof.

As of April 25, 2008, total of 65,499,442 ordinary shares were issued and outstanding. On the same date, there were 11,388,626 ADSs, each representing one ordinary share.

The following table sets forth the range of high and low closing prices, in U.S. dollars, for our ADSs on the Nasdaq National Market for the periods indicated.

		ADSs
	High	Low
Annual information for the past five years
2003	6.16	1.54
2004	13.77	6.38
2005	29.95	12.30
2006	28.82	17.27
2007	28.96	16.08
Quarterly information for the past two years
2006
First Quarter	28.62	23.92
Second Quarter	28.82	17.27
Third Quarter	24.40	17.75
Fourth Quarter	25.63	22.83
2007
First Quarter	28.96	23.85
Second Quarter	26.01	21.48
Third Quarter	23.81	19.11
Fourth Quarter	20.85	16.08
2008
First Quarter	19.39	13.15
Monthly information for the most recent six months
November 2007	19.80	16.08
December 2007	18.58	16.16
January 2008	19.39	13.26
February 2008	14.78	13.42
March 2008	15.41	13.15
April 2008 (Until April 25, 2008)	19.17	15.59

Information for Shareholders and Investors

Our ordinary shares trade on Eurolist by NYSE Euronext Amsterdam N.V. through the book-entry facilities of NEGICEF, Euroclear and Clearstream Luxembourg. For the ordinary shares the International Securities Identification Number (ISIN) code is NL0000358562, the Amsterdam Security Number is 35856 and the Common Code is 11907164.

The following table sets forth the range of high and low closing prices, in Euro, for our ordinary shares in the Netherlands for the periods indicated.

	Ordinary shares
	High	Low
Annual information for the past five years
2003	4.92	1.40
2004	10.10	4.83
2005	24.77	9.50
2006	23.49	14.04
2007	22.27	10.96
Quarterly information for the past two years
2006
First Quarter	23.49	20.07
Second Quarter	23.29	14.04
Third Quarter	19.29	14.58
Fourth Quarter	19.61	17.53
2007
First Quarter	22.27	18.30
Second Quarter	19.35	14.29
Third Quarter	17.33	13.53
Fourth Quarter	14.96	10.96
2008
First Quarter	13.26	8.55
Monthly information for the most recent six months
November 2007	13.68	10.96
December 2007	12.71	11.25
January 2008	13.26	8.88
February 2008	9.92	9.19
March 2008	9.75	8.55
April 2008 (Until April 25, 2008)	12.22	9.86

Significant changes

Other than as disclosed in this annual report, no significant change has occurred since December 31, 2007, the date of our most recent audited financial statements.

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

This indemnification generally will not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in the performance of their duties to us. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

Cross-reference to Form 20-F

Cross-reference to Form 20-F

Part I

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3A	Selected financial data	8-9
	Five-year financial summary Exchange rate information	181
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	72-84

4	Information on the Company
4A	History and development of the Company	41
4B	Business overview	41-68, 85-86, 151-152
4C	Organizational structure	136, 138
4D	Property, plant and equipment	69-70

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
5A	Operating results	85-98, 140-141
5B	Liquidity and capital resources	99-101
5C	Research and development, patents and licenses, etc,	22-27, 45-49, 60-63, 95-96
5D	Trend information	6-7, 16-32, 38-40, 85-102
5E	Off-balance sheet arrangements	102
5F	Tabular disclosure of contractual obligations	101
5G	Safe harbor	36

6	Directors, senior management and employees
6A	Directors and senior management	109-115
6B	Compensation	116-118, 170-173
6C	Board practices	109-115
6D	Employees	9, 105, 152
6E	Share ownership	116-118, 163-165, 170-173

7	Major shareholders and related party transactions
7A	Major shareholders	118, 179
7B	Related party transactions	169-173
7C	Interests of experts and counsel	n/a

8	Financial information
8A	Consolidated statements and other financial information	69, 71, 132-173
8B	Significant changes	188

9	The offer and listing
9A	Offer and listing details	187-188
9B	Plan of distribution	n/a
9C	Markets	179
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a

Cross-reference to Form 20-F

10	Additional information
10A	Share capital	134, 163
10B	Memorandum and Articles of Association	122-127
10C	Material contracts	71
10D	Exchange controls	180
10E	Taxation	181-187
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	187
10I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	147-150

12	Description of securities other than equity securities
12A	Debt securities	n/a
12B	Warrants and rights	n/a
12C	Other securities	n/a
12D	American depositary shares	71, 180

Part II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Control and procedures

16	Reserved
16A	Audit committee financial expert	111-112
16B	Code of ethics	104, 119
16C	Principal accountant fees and services	118
16D	Exemptions from the listing standards for Audit committees	n/a
16E	Purchase of equity securities by the issuer and affiliated purchasers	n/a

Part III

17	Financial Statements	132-173

18	Financial Statements	n/a

19	Exhibits (filed with the SEC)	191-192

Exhibits

Exhibits

Exhibit Number	Description

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

4.1

Summary and Lease Agreement dated November 18, 1998, between IntroGene B.V. and Amboz B.V. (incorporated by reference as Exhibit 4.1 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2001)

4.2

Summary and Lease Agreement dated November 27, 1997, between IntroGene B.V. and CAM Implants B.V. (incorporated by reference as Exhibit 4.2 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 28, 2001)

4.3

Lease Agreement dated July 1, 2002 between Crucell Holland B.V. and Oppenheim Property Services B.V. (English translation) (incorporated by reference as Exhibit 4.3 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on April 18, 2003)

4.4

Collaboration Agreement dated December 18, 2002 by and between Crucell N.V. and Crucell Holland B.V., and DSM Biologics Holding, Inc., DSM Biologics Company, Inc., and DSM Biologics Company, B.V. (English translation) (incorporated by reference as Exhibit 4.4 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on April 18, 2003)†

4.5

Employment Contract dated June 30, 2006 between Crucell Holland B.V. and R.H.P. Brus (incorporated by reference as Exhibit 4.5 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 13, 2007)

4.6

Employment Contract dated June 30, 2006 between Crucell Holland B.V. and Prof. Dr. J. Goudsmit (incorporated by reference as Exhibit 4.6 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 13, 2007)

4.7

Employment Contract dated June 30, 2006 between Crucell Holland B.V. and L. Kruimer (incorporated by reference as Exhibit 4.7 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on June 13, 2007)

4.8

Collaboration and License Agreement dated December 31, 2003 by and between Crucell Holland B.V. and Aventis Pasteur S.A. (now sanofi pasteur) (incorporated by reference as Exhibit 4.6 to Crucell N.V.’s annual report on Form 20-F, as filed with the Securities and Exchange Commission on February 27, 2004)†

4.9

Transaction Agreement dated December 1, 2005 by and between Crucell N.V. and Berna Biotech AG (incorporated by reference as Exhibit 4.9 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on June 30, 2006)

4.10

Supply Agreement dated November 12, 2001 and the Letter of Amendment to the same Agreement, dated June 18, 2004 between CSL Limited and Berna Biotech Limited (incorporated by reference as Exhibit 4.10 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on December 7, 2007)*

Exhibits

4.11

Collaboration Agreement dated April 30, 2001 between Chiron Behring GmbH & Co. and Rhein Biotech N.V. and Green Cross Vaccine Corporation (incorporated by reference as Exhibit 4.11 to Crucell N.V.’s amended annual report on Form 20-F/A, as filed with the Securities and Exchange Commission on December 7, 2007)*

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

May 6, 2008

General Information

Management Board
R.H.P. Brus (President and Chief Executive Officer)
L. Kruimer (Chief Financial Officer)
J. Goudsmit (Chief Scientific Officer)

Registered Office
Archimedesweg 4-6
PO Box 2048
2301 CA Leiden
The Netherlands

Financial Calendar 2008

Publication first quarter results 2008	May 13, 2008
Annual General Meeting of Shareholders	May 30, 2008
Publication second quarter results 2008	August 12, 2008
Publication third quarter results 2008	November 11, 2008
Publication annual results 2008	February 17, 2009

Archimedesweg 4-6
2333 CN Leiden
The Netherlands

Tel: +31(0) 71 519 91 00
Fax: +31(0) 71 519 98 00
info@crucell.com
www.crucell.com